Form 10KSB, Exhibit 13
period 1999-12-31
GRAND CENTRAL FINANCIAL CORP
filed 2000-03-20
CIK 1070680

                                                                     Exhibit 13

                          GRAND CENTRAL FINANCIAL CORP.
                                Wellsville, Ohio

                                  ANNUAL REPORT
                                December 31, 1999

                                    CONTENTS


                                                                                                           PAGE
Report of Independent Auditors ...............................................................................F-2

Consolidated Balance Sheets...................................................................................F-3

Consolidated Statements of Income.............................................................................F-4

Consolidated Statements of Changes in Shareholders' Equity....................................................F-5

Consolidated Statements of Cash Flows.........................................................................F-6

Notes to Consolidated Financial Statements....................................................................F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Grand Central Financial Corp.
Wellsville, Ohio

We have audited the accompanying consolidated balance sheets of Grand Central Financial Corp. as of December 31, 1999 and 1998 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The 1997 financial statements were audited by other auditors whose report dated March 18, 1998, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grand Central Financial Corp. as of December 31, 1999 and 1998 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                               /s/ Crowe, Chizek and Company LLP
                                               ---------------------------------
                                                   Crowe, Chizek and Company LLP

Cleveland, Ohio
February 17, 2000

                          GRAND CENTRAL FINANCIAL CORP.
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1999 and 1998
--------------------------------------------------------------------------------



                                                               (Dollars in thousands, except per share data)

                                                                            1999             1998
                                                                            ----             ----

ASSETS
Cash and amounts due from depository institutions                     $      2,597    $      1,372
Interest-bearing deposits in other banks                                     2,331          24,654
                                                                      ------------    ------------
     Total cash and cash equivalents                                         4,928          26,026

Securities available for sale                                                3,795           5,149
Securities held to maturity (estimated fair value
  of $52,300 in 1999 and $32,963 in 1998)                                   54,708          32,629
Loans held for sale                                                            147           1,152
Loans, net                                                                  73,177          62,949
Federal Home Loan Bank stock, at cost                                        2,895           2,699
Premises and equipment, net                                                  1,244           2,139
Accrued interest receivable                                                    983             571
Other assets                                                                   620             122
                                                                      ------------    ------------

     Total assets                                                     $    142,497    $    133,436
                                                                      ============    ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
     Noninterest-bearing                                              $      1,090    $      5,471
     Interest-bearing                                                       74,743          79,167
                                                                      ------------    ------------
         Total deposits                                                     75,833          84,638
Federal Home Loan Bank advances                                             36,419          16,029
Advance payments by borrowers for taxes and insurance                          550             621
Accrued interest payable                                                       178              89
Other liabilities                                                              317             286
                                                                      ------------    ------------
     Total liabilities                                                     113,297         101,663

Commitments and contingencies

Preferred Stock, authorized 1,000,000 shares, no shares
  issued and outstanding
Common stock, $.01 par value, 6,000,000 shares authorized,
  1,938,871 shares issued                                                       19              19
Additional paid-in capital                                                  18,595          18,720
Retained earnings, substantially restricted                                 14,010          14,330
Unearned employee stock ownership plan shares                               (1,231)         (1,339)
Unearned stock based incentive plan shares                                    (934)
Treasury stock, 96,944 shares, at cost                                      (1,285)
Accumulated other comprehensive income                                          26              43
                                                                      ------------    ------------
  Total shareholders' equity                                                29,200          31,773
                                                                      ------------    ------------

     Total liabilities and shareholders' equity                       $    142,497    $    133,436
                                                                      ============    ============

                          GRAND CENTRAL FINANCIAL CORP.
                        CONSOLIDATED STATEMENTS OF INCOME
                  Years ended December 31, 1999, 1998 and 1997

--------------------------------------------------------------------------------

                                                                                      (Dollars in thousands, except
                                                                                    per share data)

                                                                                 1999          1998          1997
                                                                                 ----          ----          ----

INTEREST INCOME
     Loans, including fees                                                 $     5,227   $     5,020    $     4,405
     Interest on securities:
         Taxable                                                                 3,923         3,614          4,280
         Non-taxable                                                                 8            15             18
     Interest-bearing deposits in banks                                            145           138            100
                                                                           -----------   -----------    -----------
         Total interest income                                                   9,303         8,787          8,803

INTEREST EXPENSE
     Deposits                                                                    3,146         3,486          3,367
     FHLB borrowings                                                             1,568         1,477          1,906
                                                                           -----------   -----------    -----------
         Total interest expense                                                  4,714         4,963          5,273
                                                                           -----------   -----------    -----------

NET INTEREST INCOME                                                              4,589         3,824          3,530
Provision for loan losses                                                            0           154              0
                                                                           -----------   -----------    -----------

NET INTEREST INCOME AFTER
  PROVISION FOR LOAN LOSSES                                                      4,589         3,670          3,530

NON-INTEREST INCOME
     Service charges                                                               217           179            171
     Gain on sale of loans                                                          12            83              5
     Gain on sale of securities                                                     38            21              0
     Other income                                                                   47            56             65
                                                                           -----------   -----------    -----------
         Total non-interest income                                                 314           339            241

NON-INTEREST EXPENSE
     Salaries and employee benefits                                              2,056         2,035          1,553
     Net occupancy expense                                                         588           549            395
     Data processing expense                                                       149           138            128
     Franchise taxes                                                               233           214            201
     Professional fees                                                             237            89             63
     Loan expense                                                                  112           151            115
     Branch closing expense                                                        917             0              0
     Other expenses                                                                664           505            428
                                                                           -----------   -----------    -----------
         Total non-interest expense                                              4,956         3,681          2,883
                                                                           -----------   -----------    -----------

INCOME (LOSS) BEFORE INCOME TAXES                                                  (53)          328            888

Income tax expense (benefit)                                                       (11)          117            207
                                                                           ------------  -----------    -----------

NET INCOME (LOSS)                                                          $       (42)  $       211    $       681
                                                                           ===========   ===========    ===========

Basic and diluted earnings (loss) per share                                $     (0.02)          N/A            N/A

                          GRAND CENTRAL FINANCIAL CORP.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 1999, 1998 and 1997
                  (Dollars in thousands, except per share data)
--------------------------------------------------------------------------------


                                                                      Unearned     Unearned
                                                                      Employee      Stock                Accumulated
                                            Additional                 Stock        Based                   Other         Total
                                 Common      Paid-in    Retained     Ownership     Incentive   Treasury  comprehensive Shareholders'
                                  STOCK      CAPITAL    EARNINGS    PLAN SHARES   PLAN SHARES   STOCK       INCOME         EQUITY
                                  -----      -------    --------    -----------   -----------   -----       ------        ------

Balances at January 1, 1997                             $ 13,438                                           $  (195)      $ 13,243

Comprehensive Income:
Net income                                                   681                                                              681
Other comprehensive income                                                                                     241            241
                                                                                                                        ----------
   Total comprehensive income                          ----------                                                             922
                                                                                                             --------   ----------

Balance at December 31, 1997                               14,119                                               46         14,165

Comprehensive income:
Net income                                                    211                                                             211
Other comprehensive income                                                                                      (3)            (3)
                                                                                                                           -------
   Total comprehensive income                                                                                                 208

Proceeds from sale of common
shares, net of issuance costs      $  19     $ 18,720                                                                       18,739
Employee stock ownership plan
  shares purchased                                                   $  (1,551)                                             (1,551)
Commitment to release 21,188
 employee stock ownership plan
 shares                                                                    212                                                 212
                                 --------  ------------   --------   -----------                             ------------  ---------
Balances at December 31, 1998         19        18,720      14,330      (1,339)                                 43          31,773

Comprehensive income:
Net loss                                                      (42)                                                             (42)
Other comprehensive income                                                                                     (17)            (17)
                                                                                                                           ---------

 Total comprehensive income
                        (loss)                                                                                                 (59)
                                                                                                                           --------

Capitalized conversion costs                      (145)                                                                       (145)
Commitment to release 10,842
employee stock ownership plan
                   shares                           20                     108                                                 128
Purchase of 96,944 shares of
  treasury stock                                                                   $  (1,285)                               (1,285)
Purchase of 77,554 incentive plan
                     shares                                                        $  (1,028)                               (1,028)
Release of 7,112 incentive plan shares                                                    94                                    94
Cash dividends declared
                 ($.16 per share)                                         (278)                                               (278)
                                    -----     ---------    --------   --------   ------    ---------        -----        ---------

Balance at December 31, 1999        $  19     $  18,595    $ 14,010   $ (1,231)  $ (934)   $  (1,285)       $  26        $  29,200
                                    =====     =========    ========   ========   ======    =========        =====        =========



See accompanying notes to consolidated financial statements.

                          GRAND CENTRAL FINANCIAL CORP.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 1999, 1998 and 1997
--------------------------------------------------------------------------------

                                                                                        (Dollars in thousands)
                                                                                   1999         1998         1997
                                                                                   ----         ----         ----
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                               $    (42)    $    211     $     681
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Discount accretion net of premium amortization                                 (110)         (83)          (67)
     (Gain) loss on sale of securities                                               (38)         (21)
     FHLB stock dividend                                                            (196)        (185)         (173)
     Provision for loan losses                                                                    154
     Compensation expense on ESOP shares                                             128          212
     (Gain) loss on sale of fixed assets, net                                                                    (5)
     Gain on sales of loans held for sale, net                                       (12)         (83)           (5)
     Depreciation                                                                    260          282           156
     Write-down of assets from branch closings                                       732
     Deferred income taxes                                                            35          (14)          (55)
     Compensation expense for RRP shares                                              94
     Change in:
         Accrued interest receivable                                                (412)         306            96
         Accrued interest payable                                                     89          (65)          (32)
         Other assets and liabilities                                               (564)         123            60
                                                                                --------     --------     ---------
              Net cash from operating activities                                     (36)         837           656
                                                                                --------     --------     ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
Securities available for sale
     Purchases                                                                      (503)        (425)       (4,989)
     Proceeds from sales                                                             542          463
     Proceeds from maturities and payments                                         1,437       12,684         8,522
Securities held to maturity
     Purchases                                                                   (36,887)     (11,500)       (3,987)
     Proceeds from maturities and payments                                        14,808       10,395        15,964
Net increase in loans                                                             (9,243)      (6,286)       (8,364)
Purchases of premises and equipment                                                  (97)        (810)         (329)
Proceeds from sale of premises and equipment                                                                      7
                                                                                --------     --------     ---------
     Net cash from investing activities                                          (29,943)       4,521         6,824
                                                                                --------     --------     ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from sale of stock                                                                17,188
Net increase (decrease) in deposits                                               (8,805)       7,655         1,155
Net change in short-term FHLB advances                                           (17,579)     (16,488)       (4,750)
Proceeds from long-term FHLB advances                                             44,330        8,500
Repayment of long-term FHLB advances                                              (6,361)      (2,144)       (3,367)
Purchase of RRP shares                                                            (1,028)
Purchase of treasury stock                                                        (1,285)
Stock issuance costs                                                                (145)
Cash dividends paid                                                                 (175)
Net change in escrow accounts                                                        (71)         111            90
                                                                                --------     --------     ---------
     Net cash from financing  activities                                           8,881       14,822        (6,872)
                                                                                --------     --------     ---------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             (21,098)      20,180           608

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                    26,026        5,846         5,238
                                                                                --------     --------     ---------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                        $  4,928     $ 26,026     $   5,846
                                                                                ========     ========     =========

SUPPLEMENTAL DISCLOSURES Cash paid for:

         Interest                                                               $  4,625       $5,028     $   5,305
         Income taxes                                                                225          172           276

NONCASH TRANSACTIONS

     Transfers to other real estate owned                                             11            4            39

See accompanying notes to consolidated financial statements.

                          GRAND CENTRAL FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997
--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unless otherwise indicated, dollar amounts are in thousand, except per share data

PRINCIPLES OF CONSOLIDATION:

The consolidated financial statements include the accounts of Grand Central Financial Corp. (Company) and its wholly-owned subsidiary Central Federal Savings and Loan of Wellsville (Bank). All significant intercompany balances and transactions have been eliminated in consolidation.

NATURE OF OPERATIONS:

The Company is engaged in the business of banking with operations and four offices in Wellsville, Ohio and surrounding areas, which are primarily light industrial areas. These communities are the source of substantially all of the Company's deposits and loan activities. The Company's primary source of revenue is single-family residential loans to middle income individuals.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the value of loans held for sale.

CASH AND CASH EQUIVALENTS: For purposes of reporting cash flows, cash and cash equivalents include cash on hand, deposits with financial institutions and interest-bearing deposits in other banks. The Company reports net cash flows for customer loan and deposit transactions.

INVESTMENT AND MORTGAGE-BACKED SECURITIES:

Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Trading securities are carried at fair value, with changes in unrealized holding gains and losses included in income. Other securities such as Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

                          GRAND CENTRAL FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997
--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LOANS HELD FOR SALE:

Mortgage loans originated and held for sale in the secondary market are carried at the lower of cost or market valued determined on an aggregate basis. Net unrealized losses are recognized through a valuation allowance by charges to income. Gains and losses on the sale of loans held for sale are determined using the specific identification method.

LOANS:

Loans are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan fees. Interest income on loans is accrued over the term of the loans based upon the principal outstanding. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the collateral, and current economic conditions.

Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued and unpaid, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower demonstrates the ability to make periodic interest payments in which case the loan is returned to accrual status.

Loans considered to be impaired, as identified according to internal loan review standards, are reduced to the present value of expected future cash flows or to the fair value of collateral by allocating a portion of the allowance for loan losses to such loans. If these allocations cause the allowance for loan losses to require an increase, such an increase is reported as a provision for loan losses charged to operations.

Management analyzes loans on an individual basis and classifies a loan as impaired when an analysis of the borrower's operating results and financial condition indicates that underlying cash flows are not adequate to meet its debt service requirements. Often this is associated with a delay or shortfall in payments of 30 days or more. Smaller balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by one to four family residences, residential construction loans, home equity, and other consumer loans, with balances less than $200,000. Loans are generally moved to non-accrual status when 90 days or more past due. These loans may also be considered impaired.

Impaired loans, or portions thereof, are charged off when deemed uncollectible. The nature of the disclosures for impaired loans is considered generally comparable to prior nonaccrual loans and non-performing and past due asset disclosures.

                          GRAND CENTRAL FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997
--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

PREMISES AND EQUIPMENT:

Land is carried at cost. Other premises and equipment are recorded at cost and are depreciated on the straight-line method. Depreciation and amortization are provided over the estimated useful lives of the respective assets which range from 3 to 40 years.

OTHER REAL ESTATE OWNED:

Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

MORTGAGE SERVICING RIGHTS:

The Company recognizes as separate assets the rights to service mortgage loans for others, whether the servicing rights are acquired through purchases or loan originations. The fair value of capitalized mortgage servicing rights is based upon the present value of estimated future cash flows. Based upon current fair values, capitalized mortgage servicing rights are periodically assessed for impairment, which is recognized in the statement of income during the period in which impairment occurs as an adjustment to the corresponding valuation allowance. For purposes of performing its impairment evaluation, the Company stratifies its portfolio on the basis of certain risk characteristics including loan type and note rate. Capitalized mortgage servicing rights are amortized over the period of estimated net servicing income and take into account appropriate prepayment assumptions.

LONG-TERM ASSETS: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

INCOME TAXES:

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

EMPLOYEE STOCK OWNERSHIP PLAN:

The cost of shares issued to the Employee Stock Ownership Plan ("ESOP"), but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

                          GRAND CENTRAL FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997
--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

PENSION PLAN:

The Company has a pension plan covering substantially all employees. It is the policy of the Company to fund the maximum amount that can be deducted for federal income tax purposes but in amounts not less than the minimum amounts required by law.

DIVIDEND RESTRICTION:

Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the holding company or by the holding company to its shareholders.

EARNINGS PER COMMON SHARE:

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. Recognition and Retention Plan ("RRP") shares are considered outstanding as they become vested. Diluted earnings per common share include the dilutive effect of RRP shares and the additional potential common shares issuable under stock options. The basic weighted average shares were 1,755,202 and diluted weighted average shares were 1,764,352 for 1999. Earnings per share information for 1998 and 1997 is not meaningful since the mutual to stock conversion was not consummated until December 31, 1998.

STOCK COMPENSATION:

Employee compensation expense under stock option plans is reported if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are shown using the fair value method of Statement of Financial Accounting Standards ("SFAS") No. 123 to measure expense for the options granted using an option pricing model to estimate fair value.

COMPREHENSIVE INCOME:

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which is also recognized as a separate component of shareholders' equity.

FAIR VALUES OF FINANCIAL INSTRUMENTS:

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed separately. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on-and off-balance sheet financial instruments does not include the value of anticipated future business or the values of assets and liabilities not considered financial instruments.

                          GRAND CENTRAL FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997
--------------------------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

BUSINESS SEGMENTS:

While the company's chief decision-makers monitor the revenue streams of the various Company products and services, operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment.

FINANCIAL STATEMENT PRESENTATION:

Certain previously reported consolidated financial statement amounts have been reclassified to conform to the 1999 presentation.

NOTE 2 - CONSUMMATION OF THE CONVERSION TO A STOCK SAVINGS AND LOAN WITH THE CONCURRENT FORMATION OF A HOLDING COMPANY

On June 11, 1998, the Board of Directors of the Bank unanimously adopted a plan of conversion to convert from a federally chartered mutual savings and loan association to a federally chartered stock savings and loan with the concurrent formation of a holding company, Grand Central Financial Corp.. The conversion was consummated on December 31, 1998 by amending the Bank's federal charter and the sale of the Corporation's common shares in an amount equal to the market value of the Bank after giving effect to the conversion. A total of 1,938,871 common shares of the Corporation were sold at $10.00 per share and net proceeds from the sale were $18,739 after deducting the costs of conversion.

The Corporation retained 50% of the net proceeds from the sale of common shares. The remainder of the net proceeds were invested in the capital stock issued by the Bank to the Corporation as a result of the conversion.

The Bank converted from a mutual to a stock institution, and a "liquidation account" was established at approximately $14,300, which was the net worth reported in the conversion prospectus. Eligible depositors who have maintained their accounts, less annual reductions to the extent they have reduced their deposits, would receive a distribution from this account if the Bank liquidated. Dividends may not reduce shareholders' equity below the required liquidation account balance.

Under Office of Thrift Supervision ("OTS") regulations, limitations have been imposed on all capital distributions, including cash dividends.

                          GRAND CENTRAL FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997
--------------------------------------------------------------------------------


NOTE 3 - INVESTMENT AND MORTGAGE-BACKED SECURITIES

The carrying values and estimated fair values of investment and mortgage-backed securities are summarized as follows:

                                                                         December 31, 1999

                                                                 Gross              Gross             Estimated
                                             Amortized        Unrealized         Unrealized             Fair
                                               COST              GAINS             LOSSES               VALUE
                                               ----              -----             ------               -----
AVAILABLE FOR SALE:
Municipal securities                    $            25                                          $            25
Mortgage-backed securities:
     Freddie Mac                                    281                       $            (4)               277
      Fannie Mae                                  1,486     $           24                                 1,510
      Ginnie Mae                                  1,963                 20                                 1,983
                                        ---------------     --------------    ---------------    ---------------
       Total                            $         3,755     $           44    $            (4)   $         3,795
                                        ===============     ==============    ===============    ===============

HELD TO MATURITY:
U.S. government and federal
  agencies                              $        21,492                       $          (547)   $        20,945
Mortgage-backed securities:
     Freddie Mac                                 18,455     $           13               (883)            17,585
     Fannie Mae                                   7,210                  6               (389)             6,827
     CMO's                                        7,551                                  (608)             6,943
                                        ---------------     --------------    ---------------    ---------------
       Total                            $        54,708     $           19    $        (2,427)   $        52,300
                                        ===============     ==============    ===============    ===============



                                                                   December  31, 1998

                                                                 Gross              Gross             Estimated
                                             Amortized        Unrealized         Unrealized             Fair
                                               COST              GAINS             LOSSES               VALUE
                                               ----              -----             ------               -----
AVAILABLE FOR SALE:
Municipal securities                    $           175     $            4                        $          179
Mortgage-backed securities:
     Freddie Mac                                    342                  1                                   343
      Fannie Mae                                  2,056                 30                                 2,086
      Ginnie Mae                                  2,508                 33                                 2,541
                                            --------------    ---------------    ---------------   -------------
       Total                            $         5,081     $           68      $          -       $       5,149
                                        ===============     ==============       ===============    =============

HELD TO MATURITY:
U.S. government and federal
  agencies                              $           998     $            8                       $         1,006
Corporate notes                                   1,494                       $            (6)             1,488
Mortgage-backed securities:
     Freddie Mac                                 17,019                312                                17,331
     Fannie Mae                                   4,078                 78                 (9)             4,147
     CMO's                                        9,040                                   (49)             8,991
                                        ---------------     --------------    ---------------    ---------------
       Total                            $        32,629     $          398    $           (64)   $        32,963
                                        ===============     ==============    ===============    ===============

                          GRAND CENTRAL FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996
--------------------------------------------------------------------------------


NOTE 3 - INVESTMENT AND MORTGAGE-BACKED SECURITIES (Continued)

The scheduled maturities of investment and mortgage-backed securities held to maturity and available for sale at December 31, 1999 were as follows:


                                            AVAILABLE FOR SALE                           HELD TO MATURITY
                                        Amortized               Fair                Amortized               Fair
                                          COST                  VALUE                 COST                  VALUE
                                          ----                  -----                 ----                  -----

One year or less                        $      25             $      25             $  13,500             $  13,498
After one year through
  five years                                    -                     -                   498                   481
After five year through
  ten years                                                                             2,000                 1,867
After ten years                                                                         5,494                 5,099
Mortgage-backed
  securities                                3,730                 3,770                33,216                31,355
                                        ---------             ---------             ---------             ---------

                                        $   3,755             $   3,795             $  54,708             $  52,300
                                        =========             =========             =========             =========


Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

During the years ended December 31, 1999 and 1998, the Company sold securities available for sale for total proceeds of $542 and $463 resulting in gross realized gains of $38 and $21. During the year ended December 31, 1997 the Company did not sell any securities available for sale.

Securities with a carrying amount of approximately $5,958 and $7,902, were pledged to secure deposits as required or permitted by law at December 31, 1999 and 1998, respectively.

NOTE 4 - LOANS

Loans are summarized as follows:


                                                                          1999             1998
                                                                          ----             ----

Loans secured by real estate:
     Construction loans on single family residences                   $      2,073    $        735
     Single family                                                          51,560          45,441
     Multi-family and commercial                                             1,301           1,150
Commercial loans                                                               344             263
Consumer loans                                                              18,268          15,739
                                                                      ------------    ------------
                                                                            73,546          63,328

Allowance for loan losses                                                     (369)           (379)
                                                                      ------------    ------------

     Total                                                            $     73,177    $     62,949
                                                                      ============    ============

                          GRAND CENTRAL FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997
--------------------------------------------------------------------------------


NOTE 4 - LOANS (Continued)

An analysis of the allowance for loan losses is as follows:


                                                                               1999           1998           1997
                                                                               ----           ----           ----


Balance, beginning of period                                             $       379    $       231     $       229
Loans charged off                                                                (12)            (7)             (4)
Recoveries                                                                         2              1               6
Provision for losses                                                               -            154               -
                                                                         -----------    -----------     -----------

Balance, end of period                                                   $       369    $       379     $       231
                                                                         ===========    ===========     ===========


Nonperforming loans were as follows:


                                                                                 1999           1998
                                                                                 ----           ----
     Loans past due over 90 days still on accrual                            $     -       $      -
     Nonaccrual loans                                                             93             39

Impaired loans are not material for any period presented.

In the ordinary course of business, the Company has and expects to continue to have transactions, including borrowings, with its officers, directors, and their affiliates. In the opinion of management, such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectibility or present any other unfavorable features to the Company. Loans to such borrowers are summarized as follows:


                                                                                             1999
                                                                                             ----

Balance, beginning of period                                                          $        304
New loans                                                                                       59
Payments                                                                                       (17)
                                                                                      ------------

Balance, end of period                                                                $        346
                                                                                      ============

                          GRAND CENTRAL FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997
--------------------------------------------------------------------------------


NOTE 5 - MORTGAGE BANKING ACTIVITIES

Mortgage loans serviced for others are not included in the accompanying balance sheets. The outstanding balances of serviced loans were approximately $7,384 and $7,880 at December 31, 1999 and 1998, respectively.

Changes in capitalized mortgage loan servicing rights included in other assets were:


                                                                            1999           1998
                                                                            ----           ----

Balance at beginning of year                                             $        64    $        11
Originations                                                                      11             58
Amortization                                                                     (14)            (5)
                                                                         -----------    -----------

Totals                                                                   $        61    $        64
                                                                         ===========    ===========


NOTE 6 - PREMISES AND EQUIPMENT

A summary of premises and equipment follows:


                                                                          1999              1998
                                                                          ----              ----

Land                                                                        $   63         $    63
Buildings and improvements                                                   1,451           1,451
Furniture, fixtures and equipment                                            1,162           1,227
Leasehold improvements                                                         229             967
                                                                      ------------    ------------
                                                                             2,905           3,708
Accumulated depreciation and amortization                                   (1,661)         (1,569)
                                                                      ------------    ------------

Total                                                                 $      1,244    $      2,139
                                                                      ============    ============


Certain Company facilities and equipment were leased under various operating leases. Rental expense was $122, $87, and $42 for years ended December 31, 1999, 1998 and 1997. Future minimum rental commitments under noncancellable leases are $38 in 2000, $41 in 2001, $43 in 2002, $43 in $2003, $43 in 2004 and $297
thereafter.

During 1999 the Company closed three branches. In connection with the branch closings the Company paid a cancellation fee for terminating the leases, wrote-off the remaining leasehold improvements and abandoned equipment and wrote down the remaining equipment which was held for sale at December 31, 1999 to its estimated realizable value. The total charge recorded in 1999 related to the branch closings totaled $917.

                          GRAND CENTRAL FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997

-------------------------------------------------------------------------------


NOTE 7 - ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consists of the following:

                                                                           1999              1998
                                                                           ----              ----

Loans                                                                 $        326    $        289
Mortgage-backed securities                                                     220             226
Investments and other                                                          437              56
                                                                      ------------    ------------

Totals                                                                $        983    $        571
                                                                      ============    ============


NOTE 8 - DEPOSITS

Interest-bearing deposit account balances are summarized as follows:

                                                                           1999              1998
                                                                           ----              ----
Interest-bearing checking
  account                                                             $     12,352    $     11,106
Savings accounts                                                            21,152          23,653
Certificates of deposit                                                     41,239          44,408
                                                                      ------------    ------------
                                                                      $     74,743    $     79,167
                                                                      ============    ============

The aggregate amount of certificates of deposit with a minimum denomination of $100 thousand was approximately $2,617 and $3,373 at December 31, 1999 and 1998, respectively. Deposits in excess of $100 are not insured by the FDIC.

At December 31, 1999, scheduled maturities of certificates of deposit are as follows:


                           2000                      $    24,481
                           2001                           15,214
                           2002                            1,368
                           2003                              164
                           2004                                1
                           Thereafter                         11
                                                     -----------

                           Total                     $    41,239
                                                     ===========

                          GRAND CENTRAL FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997

-------------------------------------------------------------------------------


NOTE 8 - DEPOSITS (Continued)

The Company held deposits of approximately $970 for related parties at December 31, 1999.

Interest expense on deposits is summarized as follows:

                                                                                       DECEMBER 31,
                                                                            ----------------------------------
                                                                            1999           1998           1997
                                                                            ----           ----           ----
Interest-bearing checking                                                $       253    $       291     $       292
Savings                                                                          556            696             724
Certificates of deposit                                                        2,337          2,499           2,351
                                                                         -----------    -----------     -----------

Totals                                                                   $     3,146    $     3,486     $     3,367
                                                                         ===========    ===========     ===========


NOTE 9 - FEDERAL HOME LOAN BANK ADVANCES

The Bank has entered into various borrowing agreements with the Federal Home Loan Bank (FHLB) of Cincinnati. FHLB advances are comprised of the following:

MATURITY                   INTEREST RATE                       1999                   1998
--------                   -------------                       ----                   ----
2000                       5.21% - 5.59%                     $15,530                 $  --
2002                       5.95% - 6.50%                         803                 1,715
2003                       5.45% - 5.80%                       2,243                 3,394
2005                       6.86% - 6.96%                         113                   133
2006                               6.31%                          47                    53
2007                       6.45% - 6.60%                         483                   734
2008                       5.07% - 5.59%                      12,200                10,000
2009                       5.07% - 5.47%                       5,000                    --
                                                             -------               -------
Total                                                        $36,419               $16,029
                                                             =======               =======

Pursuant to a collateral agreement with the FHLB, the advances are secured by all stock invested in the FHLB, certain securities and certain qualifying first mortgage loans. Qualifying first mortgage loans pledged to secure FHLB advances totaled $47,374 at December 31, 1999. Based on the carrying amount of FHLB stock owned by the Company, total FHLB advances are limited to approximately $57,900 at December 31, 1999.

At December 31, 1999, scheduled payments on borrowings are as follows:

                           2000                      $    16,446
                           2001                            1,071
                           2002                            1,049
                           2003                              257
                           2004                               71
                           Thereafter                     17,525
                                                     -----------
                           Total                     $    36,419
                                                     ===========


                          GRAND CENTRAL FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997

-------------------------------------------------------------------------------


NOTE 10 - FEDERAL INCOME TAXES

Income tax expense (benefit) consists of the following:

                                                          1999            1998             1997
                                                          ----            ----             ----


Current                                              $        (46)    $        131    $        262
Deferred                                                       35              (14)            (55)
                                                     ------------     ------------    ------------

                                                     $        (11)    $        117    $        207
                                                     ============     ============    ============

The provision for federal income taxes differs from that computed by applying federal statutory rates to income before federal income tax expense (benefit), as indicated in the following analysis:

                                                          1999            1998             1997
                                                          ----            ----             ----
Expected tax provision (benefit)
  at a 34% rate                                      $        (16)    $        112    $        302
Effect of tax-exempt income                                    (2)              (5)            (67)
ESOP shares released at
  fair market value                                             7

Other                                                           -               10             (28)
                                                     ------------     ------------    ------------

                                                     $        (11)    $        117    $        207
                                                     ============     ============    ============

Effective tax rate                                          20.8%           35.7%            23.3%


                          GRAND CENTRAL FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997

-------------------------------------------------------------------------------


NOTE 10 - FEDERAL INCOME TAXES (Continued)

The net deferred tax assets in the balance sheets include the following components:

                                                          1999                     1998                    1997
                                                          ----                     ----                    ----

Deferred tax assets
     Bad debt                                          $     102                 $    93                $     30
     Deferred loan fees and costs                            215                     228                     188
     Accrued stock award                                      32

     Other                                                     2                       4                       8
                                                       ---------                 -------                --------
Total deferred tax assets                                    351                     325                     226

Deferred tax liabilities

     Fixed assets                                             95                     102                      98
     Unrealized gain on securities
     available for sale                                       14                      23                      24
     FHLB Stock Dividends                                    130                      63
     Other                                                    24                      23                       5
                                                       ---------                  ------                --------
Total deferred tax liabilities                               263                     211                     127
                                                       ---------                  ------                --------

Net deferred tax asset                                 $      88                 $   114                $     99
                                                       =========                 =======                ========

No valuation allowance for deferred tax assets was provided because the Company had sufficient taxes paid in and available for recovery to warrant recording the full deferred tax asset.

Retained earnings at December 31, 1999 and 1998, includes approximately $2,250 for which no federal income tax liability has been recorded. These amounts represent an allocation of income to bad debt deductions for tax purposes alone. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments from carryback of net operating losses would create income for tax purposes only, which would be subject to current tax. The unrecorded deferred tax liability on the above amounts at December 31, 1999 and 1998 was approximately $765.

Taxes attributable to securities gains approximated $13, $7 and $0 for the years ended December 31, 1999, 1998 and 1997, respectively.

                          GRAND CENTRAL FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997

-------------------------------------------------------------------------------


NOTE 11 - PENSION PLAN

The Company maintains a contributory trusteed pension plan for all eligible employees. The benefits contemplated by the plan are funded as accrued through the purchase of individual life insurance policies. The cost of funding is charged directly to operations. No unfunded liability exists for past service costs. The Company's contributions to the plan charged to earnings for the years ended December 31, 1997 amounted to $9. The Company made no contributions for 1999 or 1998.

NOTE 12 - EMPLOYEE STOCK OWNERSHIP PLAN

During 1998, the Company established an Employee Stock Ownership Plan ("ESOP") for the benefit of employees 21 and older and who have completed at least one year of service. Contributions under the ESOP are conditioned upon the ESOP being qualified under Sections 401 and 501 of the Internal Revenue code of 1986, as amended (the "Code").

To fund the plan, the ESOP borrowed $1,551 from the Company for the purposes of purchasing 155,100 shares of stock at $10 per share in the conversion. Principal and interest payments on the loan are due in annual installments which began December 31, 1998 with the final payments of principal and interest being due and payable at maturity on December 31, 2009. Interest is payable during the term of the loan at a fixed rate of 7.5%. The loan is collateralized by the shares of the Company's common stock purchased with the proceeds. As the Bank periodically makes contributions to the ESOP to repay the loan, shares are allocated to participants on the basis of the ratio of each year's principal and interest payments to the total of all principal and interest payments. All dividends on unallocated shares received by the ESOP are used to pay debt service. The shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. When loan payments are made, ESOP shares are allocated to participants based on relative compensation.

ESOP compensation expense was $128 and $212 for 1999 and 1998. ESOP shares at December 31, 1999 and 1998 were as follows:

                                                                 1999                         1998
                                                                 ----                         ----

Allocated shares                                                    21,188                         -
Shares released for allocation                                      10,842                    21,188
Unreleased shares                                                  123,081                   133,923
                                                              ------------                ----------
     Total ESOP shares                                             155,111                   155,111
                                                              ============                ==========

Fair value of unreleased shares                               $      1,662                $    1,440
                                                              ============                ==========


                          GRAND CENTRAL FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997

-------------------------------------------------------------------------------


NOTE 13 - STOCK OPTION PLAN

On July 15, 1999 the Board of Directors granted options to purchase 155,111 common shares at an exercise price of $13.00 to certain officers and directors of the Bank and Company. The maximum number of Common Shares that may be issued under the plan is 193,887. The Plan provides for the grant of options, which may qualify as either incentive stock options or nonqualified options. One-fifth of the options awarded become first exercisable on each of the first five anniversaries of the date of grant. The option period expires 10 years from the date of grant. No options were exercisable during 1999. In addition, 38,776 shares of authorized but unissued common stock are reserved for which no options have been granted.

Weighted-average fair
   value of options granted
   during year:

                                                                       1999
                                                                       ----

         Qualified                                                $       3.44
         Non-qualified                                            $       2.36

Had compensation cost for stock options been measured using FASB Statement No. 123, net income and earnings per share would have been the pro forma amounts indicated below. The pro forma effect may increase in the future if more options are granted.

                                                                       1999
                                                                       ----

Net loss as reported                                              $     (42)
Pro forma net loss                                                     (154)

Basic and diluted loss per share as reported                      $   (0.02)
Pro forma basic and diluted loss per share                            (0.09)


The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

                                                                       QUALIFIED        NON-QUALIFIED

   Risk-free interest rate                                                5.87%               5.61%
   Expected option life                                                   8 years             5 years
   Expected stock price volatility                                        8.34%               8.34%
   Dividend yield                                                         1.55%               1.55%


                          GRAND CENTRAL FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997

-------------------------------------------------------------------------------


NOTE 14 - STOCK BASED INCENTIVE PLAN

The Company maintains a stock based incentive plan for the benefit of directors and certain key employees of the Company. The stock based incentive plan is used to provide such individuals ownership interest in the Company in a manner designed to compensate such directors and key employees for services. The Bank contributed sufficient funds to enable the stock based incentive plan to purchase a number of common shares in the open market equal to 4% of the common shares sold in connection with the Conversion.

On July 15, 1999 a Committee of the Board of Directors awarded 73,679 shares to certain directors and officers of the Company. No shares had been previously awarded. One-fifth of such shares will be earned and nonforfeitable on each of the first five anniversaries of the date of the awards. In the event of the death or disability of a participant or a change in control of the Company, the participant's shares will be deemed to be entirely earned and nonforfeitable upon such date. There were 3,875 shares at December 31, 1999 reserved for future awards. Compensation expense is based on the cost of the shares, which approximates fair value at the date of grant, and was $94 for 1999.

NOTE 15 - REGULATORY MATTERS

Related to its conversion from a mutual to stock savings and loan association, the Bank established a liquidation account at approximately $14,300 which was equal to its total net worth as of the date of the latest balance sheet appearing in the final conversion prospectus. The liquidation account will be maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account will be reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The Bank may not pay dividends that would reduce shareholders' equity below the required liquidation account balance.

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Office of Thrift Supervision (OTS). Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct affect on the Bank and the financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

                          GRAND CENTRAL FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997

-------------------------------------------------------------------------------


NOTE 15 - REGULATORY MATTERS (Continued)

Qualitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), Tier I capital to adjusted total assets (as defined), and tangible capital to total assets (as defined). As discussed in greater detail below, as of December 31, 1999, the Bank meets all of the capital adequacy requirements to which it is subject.

As of the most recent notifications from the OTS, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

At December 31, 1999 and 1998, the Bank's actual capital levels and minimum required levels were:

                                                                                                To Be Well
                                                                                             Capitalized Under

                                                                   For Capital               Prompt Corrective

                                        ACTUAL                  ADEQUACY PURPOSES            ACTION PROVISIONS
                                AMOUNT          RATIO        AMOUNT           RATIO         AMOUNT        RATIO

1999
----
     Total Risk-Based
     Capital (to Risk-
     Weighted Assets)       $     20,944        34.1%      $     4,910         8.0%     $      6,138      10.0%
     Tier I Capital
     (to Risk-Weighted
     Assets)                      20,575        33.5             2,455         4.0             3,683       6.0
     Tier I Capital
       (to Adjusted Assets)       20,575        15.1             5,446         4.0             6,808       5.0

1998
----

     Total Risk-Based
     Capital (to Risk-
       Weighted Assets)     $     22,005        36.8%      $     4,779         8.0%     $      5,974      10.0%
     Tier I Capital
       (to Risk-Weighted
       Assets)                    21,626        36.2             2,390         4.0             3,584       6.0
     Tier I Capital
       (to Adjusted Assets)       21,626        16.1             5,368         4.0             6,710       5.0


                          GRAND CENTRAL FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997

-------------------------------------------------------------------------------


NOTE 15 - REGULATORY MATTERS (Continued)

Subsequent to December 31, 1999, the Board of Directors declared a special cash distribution of approximately $10,250, or $6.00 per share. The cash distribution will be payable on or about March 17, 2000 to stockholders of record as of the close of business on March 6, 1999. The Company expects that the distribution will be a non-taxable return of capital.

NOTE 16 - COMMITMENTS AND CONTINGENCIES

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheets. The principal commitments of the Company are as follows:

The Company had outstanding commitments to originate loans as follows:

                                                                                               DECEMBER 31,
                                                                                           1999            1998

First mortgages                                                                       $        471     $      1,654
Consumer lines                                                                               1,828            1,348
Commercial lines                                                                               103              172
                                                                                      ------------     ------------

                                                                                      $      2,402     $      3,174
                                                                                      ============     ============

As of December 31, 1999, fixed-rate commitments totaled $510 and had interest rates ranging from 7.50% to 8.99%. As of December 31, 1998, fixed-rate commitments totaled $1,692 and had interest rates ranging from 6.50% to 7.50%.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Company upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

                          GRAND CENTRAL FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997

-------------------------------------------------------------------------------


NOTE 16 - COMMITMENTS AND CONTINGENCIES (Continued)

In addition, the Company periodically is a defendant in various legal proceedings arising in connection with its business. It is the best judgment of management that neither the financial position nor results of operations of the Company will be materially affected by the final outcome of these legal proceedings.

NOTE 17 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

CASH AND CASH EQUIVALENTS: For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

INVESTMENTS AND MORTGAGE-BACKED SECURITIES: For investment and mortgage-backed securities, fair values are based on quoted market prices or dealer quotes.

LOANS: The fair value of loans is estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

FEDERAL HOME LOAN BANK STOCK: The estimated fair value of Federal Home Loan Bank stock is considered to approximate cost since it may be redeemed at par under certain circumstances.


DEPOSIT LIABILITIES: The fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting future cash flows using the rates currently offered for deposits of similar remaining maturities.

FEDERAL HOME LOAN BANK ADVANCES: The fair value of Federal Home Loan Bank Advance is estimated by discounting future cash flows using the rates currently offered for similar borrowings of similar remaining maturities.

ACCRUED INTEREST RECEIVABLE AND ACCRUED INTEREST PAYABLE: For these assets and liabilities, the carrying amount is a reasonable estimate of fair value.

OFF BALANCE SHEET COMMITMENTS: The fair value of off balance sheet commitments to extend credit is not material.

-------------------------------------------------------------------------------




                          GRAND CENTRAL FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997

-------------------------------------------------------------------------------


NOTE 17 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The estimated fair values of the Company's financial instruments are as follows:

                                                     1999                           1998
                                                     ----                           ----

                                                 Carrying        Fair         Carrying      Fair
                                                  Amount         Value         Amount       Value
                                                  ------         -----         ------       -----
Financial assets:
     Cash and cash equivalents                 $     4,928   $     4,928   $    26,026   $    26,026
     Securities                                     58,503        56,095        37,778        38,112
     Loans, net of allowance                        73,177        72,874        62,949        64,580
     Loans held for sale                               147           147         1,152         1,160
     FHLB Stock                                      2,895         2,895         2,699         2,699
     Accrued interest receivable                       983           983           571           571

Financial liabilities:

     Deposits                                      (75,833)      (75,373)      (84,638)      (84,863)
     Federal Home Loan Bank
       advances                                    (36,419)      (35,928)      (16,029)      (16,568)
     Accrued interest payable                         (178)         (178)          (89)          (89)


While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Company to have disposed of such items at December 31, 1999 the estimated fair values would necessarily have been achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 1999 should not necessarily be considered to apply at subsequent dates.

Other assets and liabilities of the Company may have value, but are not included in the above disclosures, such as property and equipment. Also, nonfinancial instruments typically not recognized in these financial statements nevertheless may have value, but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of certain loan servicing rights, the value of a trained work force, customer goodwill and similar items.

                          GRAND CENTRAL FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997

-------------------------------------------------------------------------------


NOTE 18 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows.

                                                               1999               1998               1997
                                                               ----               ----               ----
     Unrealized holding gains and losses on                $           12    $            16    $          365
       available-for-sale securities
     Less reclassification adjustments for gains
       and losses later recognized in income                          (38)               (21)                -
                                                           --------------    ---------------    --------------
     Net unrealized gains and losses                                  (26)                (5)              365
     Tax effect                                                        (9)                (2)              124
                                                           --------------    ---------------    --------------

Other comprehensive income                                 $          (17)   $            (3)   $          241
                                                           ==============    ===============    ==============


                          GRAND CENTRAL FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997

-------------------------------------------------------------------------------


NOTE 19 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

CONDENSED BALANCE SHEET,
December 31, 1999 and 1998

                                                                                     1999                1998
                                                                                     ----                ----
     ASSETS

     Cash and cash equivalents                                                  $         1,129    $          9,415
     Securities held to maturity                                                          6,200                   -
     Investment in banking subsidiary                                                    20,601              21,647
     Other assets                                                                         1,373               1,340
                                                                                ---------------    ----------------
         Total assets                                                           $        29,303    $         32,402
                                                                                ===============    ================

     LIABILITIES AND EQUITY

     Accrued expenses and other liabilities                                     $           103    $            629
     Shareholders' equity                                                                29,200              31,773
                                                                                ---------------    ----------------
         Total liabilities and shareholders' equity                             $        29,303    $         32,402
                                                                                ===============    ================


CONDENSED STATEMENTS OF INCOME

December 31, 1999 and One day ended December 31, 1999

                                                                                     1999                1998
                                                                                     ----                ----

INTEREST AND DIVIDEND INCOME

     Loan interest income                                                       $           104    $              1
     Investment interest income                                                             327
     Dividend from subsidiary                                                                25
                                                                                ---------------    ----------------
     Total interest and dividend income                                                     456                   1

Operating expenses                                                                          162                   -
                                                                                ---------------    ----------------

INCOME BEFORE TAXES AND EQUITY IN UNDISTRIBUTED
     EARNINGS (LOSS) OF SUBSIDIARY                                                          294                   1
Income tax expense                                                                           98                   -
                                                                                ---------------    ----------------

INCOME BEFORE EQUITY IN UNDISTRIBUTED EARNINGS

     (LOSS) OF SUBSIDIARY                                                                   196                   -
Equity in undistributed earnings (loss) of subsidiary                                      (238)                  -
                                                                                ---------------    ----------------

NET INCOME (LOSS)                                                               $           (42)   $              1
                                                                                ===============    ================

                          GRAND CENTRAL FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1999, 1998 and 1997

-------------------------------------------------------------------------------

NOTE 19 - PARENT COMPANY ONLY CONDENSED FINANCIAL
  INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
At December 31, 1999 and 1998



                                                 1999                1998
                                                 ----               ----

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                               $   (42)            $       1
Equity in undistributed earnings (loss)
  of subsidiary                                     238                    -
Change in other assets and other liabilities       (770)                  629
                                                --------            ----------
     Net cash from operating activities            (574)                  630

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of securities held to maturity          (6,200)
Net change in loan to subsidiary bank               108                (1,340)
Injection of capital into subsidiary bank             -                (7,063)
                                                --------            ----------
     Net cash from investing activities          (6,092)               (8,403)


CASH FLOWS FROM FINANCING ACTIVITIES
Purchase of treasury stock                       (1,285)                    -
Cash dividends paid                                (175)                    -
Stock issuance costs                               (145)                    -
Dividends on unallocated ESOP shares                (15)                    -
Proceeds from sale of stock                           -                17,188
                                                --------            ----------
     Net cash from financing activities          (1,620)               17,188
                                                --------            ----------
  Net change in cash and cash equivalents        (8,286)                9,415

  Beginning cash and cash equivalents             9,415                     -
                                                --------            ----------

  Ending cash and cash equivalents              $ 1,129             $   9,415
                                                --------            ----------
                                                --------            ----------

