Form 10KSB, Exhibit 13
period 2003-12-31
CENTRAL FEDERAL CORP
filed 2004-03-30
CIK 1070680

                                                                    EXHIBIT 13.1

  ANNUAL REPORT TO SECURITY HOLDERS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

Message to Shareholders

Dear Shareholders,

For more than 111 years the officers and employees of our Company have served the financial services needs of the communities of Wellsville and Calcutta, Ohio with distinction. In the past few years we have considered how best to take advantage of our strong capital base and our proud heritage. After careful planning we made the decision to make 2003 the year for positioning Central Federal Corporation for growth and increased profitability.

While our plan was adopted by your Board of Directors, it is important to recognize the contributions of Advisory Director Mr. Joseph M. Wells, Jr., who was most influential in the process of making the decisions necessary to move our Company forward. I would also like to thank retired Director Mr. Fred C. Jackson for his advice and counsel during this year of significant change for our Company.

Mr. William R. Williams, our former President and CEO, contributed significantly to the successful execution of our plan. Mr. Williams decided he wanted to retire on April 23, 2003. After 32 years of dedicated service to our Company, it was everyone's desire that he be granted his wish to enjoy a well-deserved retirement. However, we did not want to lose his counsel and insight, and he remains a valued consultant to the Company.

Our plan involved the execution of a number of action items, which have been discussed in various press releases and regulatory filings throughout the year. I urge you to review the Management Discussion and Analysis section of this annual report for additional details about the actions we have taken to position Central Federal Corporation for the future.

During 2003 we established offices in Fairlawn and Columbus, Ohio, raised additional capital, strengthened the management team, expanded the Board of Directors, increased our technological capabilities, remodeled our existing offices and began offering business financial services. In essence, we have created the new Central Federal.

We look forward to the opportunity to build on the accomplishments of 2003, which were made possible by the efforts of so many. Thank you for your support of Central Federal Corporation. We are continuing our efforts to grow and become even stronger.

David C. Vernon
Chairman, President and CEO

    Management's Discussion and Analysis of Financial Condition and Results
                                 of Operations

                        SELECTED FINANCIAL AND OTHER DATA

The selected financial and other data of the Company set forth below is derived in part from, and should be read in conjunction with the Financial Statements of the Company and Notes thereto presented elsewhere in this report.

                                                       AT DECEMBER 31,
                                     ----------------------------------------------------
                                       2003       2002       2001       2000       1999
                                     --------   --------   --------   --------   --------
                                                     (DOLLARS IN THOUSANDS)
SELECTED FINANCIAL CONDITION DATA:
Total assets                         $107,011   $110,551   $120,927   $140,933   $142,497
Cash and cash equivalents               8,936     12,861      4,329      2,930      4,928
Securities available for sale          27,126      1,439      2,092      3,090      3,795
Securities held to maturity                --     17,822     23,343     35,796     54,708
Loans, net(1)                          58,024     62,565     70,570     86,265     73,030
Allowance for loan losses                 415        361        373        354        369
Nonperforming assets                      934        783        985        489        104
Foreclosed assets                         193          2         98         --         11
Deposits                               73,358     74,690     76,168     73,997     75,833
Federal Home Loan Bank advances         7,500     11,430     18,393     40,536     36,419
Loan payable                               --      4,900      7,000      7,000         --
Subordinated debentures                 5,155         --         --         --         --
Total shareholders' equity             19,856     17,583     18,160     17,833     29,200

                                                FOR THE YEAR ENDED DECEMBER 31,
                                         -------------------------------------------
                                           2003     2002     2001     2000     1999
                                         -------   ------   ------   ------   ------
                                                    (DOLLARS IN THOUSANDS)
SUMMARY OF EARNINGS:
Total interest income                    $ 5,435   $7,067   $9,588   $9,834   $9,303
Total interest expense                     3,521    3,462    5,299    5,802    4,714
                                         -------   ------   ------   ------   ------
   Net interest income                     1,914    3,605    4,289    4,032    4,589
Provision for loan losses                    102       19       62       --       --
                                         -------   ------   ------   ------   ------
   Net interest income after provision
      for loan losses                      1,812    3,586    4,227    4,032    4,589
Noninterest income
   Net gain on sale of securities             42       16       15       10       38
   Other                                     888      599      169      284      276
                                         -------   ------   ------   ------   ------
      Total noninterest income               930      615      184      294      314
Noninterest expense                        6,104    3,214    3,501    3,900    4,956
                                         -------   ------   ------   ------   ------
Income (loss) before income taxes         (3,362)     987      910      426      (53)
Income tax expense (benefit)                (988)     313      312      150      (11)
                                         -------   ------   ------   ------   ------
      Net income (loss)                  $(2,374)  $  674   $  598   $  276   $  (42)
                                         =======   ======   ======   ======   ======

                                                    (See footnotes on next page)

     Management's and Discussion Analysis of Financial Condition and Result
                                  of Operations

                                                                      AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                            -------------------------------------------------------
                                                              2003        2002        2001        2000        1999
                                                            -------     -------     -------     -------     -------
SELECTED FINANCIAL RATIOS AND OTHER DATA:

PERFORMANCE RATIOS:(2)
Return on average assets                                      (2.19%)      0.58%       0.45%       0.02%      (0.03%)
Return on average equity                                     (12.34%)      3.76%       3.32%       1.27%      (0.14%)
Average yield on interest-earnings assets(3)                   5.62%       6.98%       7.71%       7.42%       6.97%
Average rate paid on interest-bearing liabilities              2.63%       3.63%       4.65%       5.01%       4.55%
Average interest rate spread(4)                                2.99%       3.35%       3.06%       2.21%       2.42%
Net interest margin, fully taxable equivalent(5) (11)          3.28%       3.56%       3.45%       2.96%       3.44%
Interest-earning assets to interest-bearing liabilities      113.38%     106.09%     109.17%     120.16%     127.68%
Efficiency ratio(6)                                          217.84%      76.45%      78.53%      90.36%     101.75%
Noninterest expense to average assets                          5.63%       2.79%       2.63%       2.82%       3.60%
Dividend payout ratio                                           n/m       83.72%      81.58%        n/m         n/m

CAPITAL RATIOS:(2)
Equity to total assets at end of period                       18.56%      15.90%      15.02%      12.65%      20.49%
Average equity to average assets                              17.76%      15.54%      13.54%      15.68%      22.48%
Tangible capital ratio (9)                                    13.90%      18.90%      18.40%      15.60%      15.10%
Core capital ratio (9)                                        13.90%      18.90%      18.40%      15.60%      15.10%
Risk-based capital ratio (9)                                  21.60%      38.60%      35.70%      32.40%      34.10%

ASSET QUALITY RATIOS:(2)
Nonperforming loans to total loans (7)                         1.28%       1.25%       1.25%        .56%        .13%
Nonperforming assets to total assets(8)                        0.87%       0.71%       0.81%       0.35%       0.07%
Allowance for loan losses to total loans                       0.71%       0.57%       0.53%       0.41%       0.50%
Allowance for loan losses to nonperforming loans (7)          56.01%      46.22%      42.24%      72.39%       3.97%
Net charge-offs to average loans                               0.08%       0.05%       0.05%       0.02%       0.02%

PER SHARE DATA:
Basic earnings (loss) per share                             $ (1.31)    $  0.44     $  0.38     $  0.17     $ (0.02)
Diluted earnings (loss) per share                             (1.28)       0.43        0.38        0.17       (0.02)
Dividends declared (10)                                        0.36        0.36        0.31        6.25        0.17
Book value per share at year end                               9.81       10.68       10.42       10.19       15.85

----------
(1) Loans, net represents gross loans receivable net of the allowance for loan losses, loans in process and deferred loan origination fees.

(2) Asset quality ratios and capital ratios are end-of-period ratios. All other ratios are based on average monthly balances during the indicated periods.

(3) Calculations of yield are presented on a taxable equivalent basis using the federal income tax rate of 34%.

(4) The average interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.

(5) The net interest margin represents net interest income as a percent of average interest-earning assets.

(6) The efficiency ratio equals noninterest expense divided by net interest income plus noninterest income (excluding gains or losses on securities transactions).

(7) Nonperforming loans consist of nonaccrual loans and other loans 90 days or more past due.

(8) Nonperforming assets consist of nonperforming loans, other repossessed assets and REO.

(9)  Regulatory capital ratios of Central Federal Bank.

(10) The Company paid a return of capital dividend of $6.00 per share in 2000.

(11) Calculated excluding the $1.3 million penalty on prepayment of Federal Home Loan Bank advances in 2003.

n/m - not meaningful

Management's Discussion and Analysis of Financial Condition and Results of Operations

GENERAL

Central Federal Corporation (formerly known as Grand Central Financial Corp.) was formed as a thrift holding company as a result of the conversion of Central Federal Bank (formerly known as Central Federal Savings and Loan Association of Wellsville) from a federally chartered mutual savings and loan association to a federally chartered stock savings and loan association in December of 1998.

Management's discussion and analysis represents a review of the Company's consolidated financial condition and results of operations. This review should be read in conjunction with the consolidated financial statements and footnotes.

The Company's results of operations are dependent primarily on net interest income, which is the difference ("spread") between the interest income earned on its loans and securities and its cost of funds, consisting of interest paid on its deposits and borrowed funds. The interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. The Company's net income is also affected by, among other things, loan fee income, provisions for loan losses, service charges, operating expenses and franchise and income taxes. The Company's revenues are derived primarily from interest on mortgage loans, consumer loans, commercial loans and securities, as well as income from service charges and loan sales. The Company's operating expenses principally consist of interest expense, employee compensation and benefits, occupancy and other general and administrative expenses. The Company's results of operations are significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities. Future changes in applicable laws, regulations or government policies may also materially impact the Company.

FORWARD-LOOKING STATEMENTS

When used in this Annual Report, or in future filings with the Securities and Exchange Commission, in press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the Company's actual results to be materially different from those indicated. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the market areas where the Company conducts business, which could materially impact credit quality trends, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the market areas where the Company conducts business, and competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company undertakes no obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Management's Discussion and Analysis of Financial Condition and Results of Operations

MANAGEMENT STRATEGY

The Company is a community-oriented financial institution offering a variety of financial services to meet the needs of the communities it serves. The Company attracts deposits from the general public and uses such deposits, together with borrowings and other funds, to originate single-family residential mortgage loans, short-term consumer loans and commercial loans. To a lesser extent, the Company also originates residential construction loans in its market area and loans secured by multi-family real estate.

The Company implemented significant changes in 2003 to utilize its strong capital position to take advantage of opportunities for expansion into business financial services and position itself for growth in the Fairlawn and Columbus, Ohio markets. The Company completed a private placement transaction which further strengthened its capital position and provided additional funds for growth. The management team was expanded and strengthened. Offices were opened in Fairlawn and Columbus, Ohio. The Company restructured its borrowings to reduce funding costs and restructured employee benefit plans to reduce future expenses. The data processing system was upgraded, and the Company's subsidiary Bank began originating commercial loans.

The Company's management team now includes Raymond E. Heh, former Chairman, President and CEO of Bank One Akron NA, who is President and Chief Operating Officer of Central Federal Bank. R. Parker MacDonell, former Senior Vice President of Bank One Columbus NA and third generation Ohio banker, is Regional President, Columbus. Edward L. Baumgardner, former President and CEO of Potters Bank and Potters Financial Company, is Regional President, Columbiana County. Eloise L. Mackus, Esq. joined the Company and Bank as Senior Vice President, General Counsel and Secretary. Therese A. Liutkus, CPA, former CFO of First Place Financial Corp., joined the Company and Bank as Chief Financial Officer. William R. Reed, former Senior Vice President and Senior Credit Officer of FirstMerit Bank, Akron, Ohio, is Senior Credit Officer. Three directors were added to the Boards of the Company and the Bank in 2003: Mark S. Allio, President and CEO, Rock Financial Services; William R. Downing, President, R.H. Downing, Inc.; and Jerry F. Whitmer, Partner, Brouse McDowell. William R. Williams, former President and CEO of Central Federal Corporation retired from the Board of Directors in 2003.

The Columbus office opened in November 2003 and construction of the new Fairlawn office is expected to be completed in March 2004. Currently, the Company rents office space in a Fairlawn office building, and is a one-third owner of a limited liability company that will own and manage the new office building.

The Company restructured its borrowings and eliminated costly long-term Federal Home Loan Bank advances and issued less costly subordinated debentures in exchange for the proceeds of a trust preferred security offering by a trust formed by the Company. The proceeds from this offering are available to provide additional capital to Central Federal Bank to support growth. The Company terminated the Employee Stock

Management's Discussion and Analysis of Financial Condition and Results of Operations

Ownership Plan, froze pension benefits and instituted a 401(k) plan to reduce future expenses.

The Company allowed mortgage loan portfolio balances to decline as interest rates fell to 40-year lows and consumers continued to refinance during 2003. Current originations of long-term fixed-rate mortgages continue to be sold rather than retained in portfolio. The Company shortened the maturities of its securities portfolio in anticipation of growth in the commercial loan portfolio. To improve liquidity, all securities previously classified as held to maturity were reclassified as available for sale during 2003. Cash flows from the mortgage and securities portfolios will continue to be used to fund commercial loan growth.

Near-term profitability is expected to be negatively impacted by the occupancy costs of the new offices in Fairlawn and Columbus and salaries and employee benefits expense associated with additions made to the management team, as noted above. Profitability in the near term will also be negatively impacted by Management's decision to shorten security maturities and allow mortgage loan portfolio balances to decline. Although the decision to sell current mortgage originations rather than retain the loans in portfolio results in declining mortgage loan portfolio balances and lower earnings from that portfolio in the near term, it protects future profitability as Management believes it is not prudent to retain these long-term, fixed-rate loans and subject the Company to the interest rate risk and reduced future earnings associated with a rise in interest rates. Keeping security maturities short and selling long-term, fixed-rate mortgage loans gives the Company the liquidity necessary to reinvest in higher earning assets in a rising interest rate environment. Additionally, a rise in mortgage interest rates would likely cause consumer refinancing to slow, reducing the Bank's volume of loan originations, sales and resultant gains. Longer term, however, growth in commercial loans and deposits at the Fairlawn and Columbus offices are expected to result in improved financial performance.

The Company is not aware of any market or institutional trends, events or uncertainties that are expected to have a material effect on liquidity, capital resources or operations. The Company is not aware of any current recommendations by its regulators which would have a material effect if implemented.

FINANCIAL CONDITION

GENERAL. Assets totaled $107.0 million at December 31, 2003, a decrease of $3.5 million, or 3.2% from $110.6 million at December 31, 2002. The decline was primarily due to repayment of $11.4 million in long-term, fixed-rate Federal Home Loan Bank advances and repayment of the remaining $4.9 million balance of a loan which had been obtained to fund payment of a return of capital dividend declared in 2000. These were partially offset by proceeds from $7.5 million in short-term Federal Home Loan Bank advances and $5.2 million in proceeds from the issuance of subordinated debentures.

Management's Discussion and Analysis of Financial Condition and Results of Operations

CASH AND CASH EQUIVALENTS. Cash and cash equivalents totaled $8.9 million at December 31, 2003, a decline of $4.0 million or 30.5% from $12.9 million at December 31, 2002. The decline was primarily due to the net use of cash in the transactions discussed above.

INTEREST-BEARING DEPOSITS IN OTHER FINANCIAL INSTITUTIONS. Interest-bearing deposits in other financial institutions totaled $1.6 million at December 31, 2003, a decrease of $5.6 million from $7.2 million at December 31, 2002 due to maturity of a $7.0 million certificate of deposit reflected in this balance at December 31, 2002 offset by current year deposits.

SECURITIES. Securities available for sale increased $25.7 million during the year and totaled $27.1 million at December 31, 2003, compared to $1.4 million at December 31, 2002. Securities held to maturity decreased $17.8 million during the same time frame. In 2003, the Company transferred all securities previously classified as "held to maturity," which had a carrying value of $10.5 million, to "available for sale". The unrealized gain on the securities transferred totaled $458,000 before tax. The Company's equity and accumulated other comprehensive income increased $302,000 after tax as a result of the transfer. Management anticipates securities purchased in the future will be classified as "available for sale". The $7.9 million net increase in securities reflected the investment of funds from mortgage repayments and prepayments as the mortgage portfolio declined during 2003.

LOANS. Loans, net totaled $58.0 million at December 31, 2003, a decrease of $4.6 million or 7.3% from $62.6 million at December 31, 2002 primarily as a result of Management's strategy to sell current mortgage production in the existing low rate environment rather than hold these long-term, low fixed-rate loans in portfolio. The decline in mortgage loan balances was partially offset by growth in commercial loans pursuant to Management's strategy to expand into business financial services. Residential mortgage loan balances totaled $36.1 million at December 31, 2003, a decline of $12.6 million or 25.9% from $48.6 million at December 31, 2002. Commercial loan balances totaled $9.2 million at December 31, 2003, an increase of $8.9 million from $261,000 at December 31, 2002.

DEPOSITS. Deposits decreased $1.3 million, or 1.8%, during the year and totaled $73.4 million at December 31, 2003, compared to $74.7 million at December 31, 2002. The decline was due to a $4.0 million decline in certificate accounts and a $1.2 million decline in money market accounts partially offset by $3.6 million growth in checking accounts, primarily commercial checking accounts, and $327,000 growth in savings accounts. The decline in certificate accounts was primarily due to customers seeking higher rates from competitors who may often price irrationally in this current low interest rate environment as a way to attract funding. The decline in certificate accounts could continue as Management focuses on attracting lower cost, core deposit accounts, such as checking and savings accounts.

FEDERAL HOME LOAN BANK ADVANCES. Federal Home Loan Bank advances totaled $7.5 million, a decline of $3.9 million during 2003, compared to $11.4 million at year-end 2002. During 2003, the Company elected to prepay fixed rate Federal Home Loan Bank

Management's Discussion and Analysis of Financial Condition and Results of Operations

borrowings totaling $11.2 million. These borrowings had an average cost of 5.52% and an average remaining maturity of 4.5 years. The repayment resulted in a charge of $1.3 million pre-tax, or $838,000 after tax as a result of a penalty associated with prepaying the loans. These fixed rate loans were arranged in 1998 and 1999 at much higher interest rates than current levels and were used to finance mortgage loans which have since prepaid.

LOAN PAYABLE. The $4.9 million loan payable balance at December 31, 2002 was repaid during 2003 and represented the remaining balance of a $7.0 million loan which had been obtained to fund a return of capital dividend declared in 2000. The loan was repaid with funds from the maturity of the certificate of deposit discussed above.

SUBORDINATED DEBENTURES. Subordinated debentures totaled $5.2 million at year-end and were issued by the Company in 2003 in exchange for the proceeds of a $5.0 million trust preferred securities offering issued by a trust formed by the Company. The proceeds of the offering are available to provide capital for Central Federal Bank to support growth.

SHAREHOLDERS' EQUITY. Total shareholders' equity increased $2.3 million or 12.9% during the year and totaled $19.9 million at December 31, 2003, compared to $17.6 million at December 31, 2002. The increase in shareholders' equity was primarily due to the completion of a private placement of 312,649 shares of the Company's common stock which generated an additional $3.1 million in capital. The Company's capital ratio increased to 18.6% at December 31, 2003 from 15.9% at December 31, 2002 primarily as a result of the capital generated by the private placement.

Office of Thrift Supervision (OTS) regulations require savings institutions to maintain certain minimum levels of regulatory capital. Additionally, the regulations establish a framework for the classification of savings institutions into five categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Generally, an institution is considered well-capitalized if it has a core (Tier 1) capital ratio of at least 5.0% (based on adjusted total assets); a core (Tier 1) risk-based capital ratio of a least 6.0%; and a total risk-based capital ratio of at least 10.0%. The Bank had capital ratios above the well-capitalized levels at December 31, 2003 and 2002.

COMPARISON OF RESULTS OF OPERATIONS FOR 2003 AND 2002

GENERAL. The Company incurred a net loss in 2003 of $2.4 million or $1.28 per diluted share, compared to net income of $674,000 or $.43 per diluted share in 2002. The loss was primarily due to increased noninterest expense associated with Management's strategy to expand into business financial services by opening offices in the Fairlawn and Columbus, Ohio markets, costs associated with additions to the management team and staff, restructuring of employee benefit plans and payments on agreements with former executives. Additionally, a $1.3 million pre-tax prepayment penalty was incurred in the repayment of long-term, fixed-rate Federal Home Loan Bank advances.

Management's Discussion and Analysis of Financial Condition and Results of Operations

NET INTEREST INCOME. Net interest income is a significant component of the Company's net income, and consists of the difference between interest income generated on interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is primarily affected by the volumes, interest rates and composition of interest-earning assets and interest-bearing liabilities. The following tables titled "Average Balances, Interest Rates and Yields" and "Rate/Volume Analysis of Net Interest Income" provide important information on factors impacting net interest income and should be read in conjunction with this discussion of net interest income.

Net interest income decreased $1.7 million in 2003 to $1.9 million, compared to $3.6 million in 2002 primarily due to the $1.3 million prepayment penalty discussed above. Interest income decreased by $1.7 million or 23.1% to $5.4 million in 2003, compared to $7.1 million in 2002. The decline was due to a decrease in mortgage loan portfolio balances and investment in securities with short-term maturities, and resultant lower yields, in order to reduce interest rate risk and provide liquidity for growth in commercial loans, as discussed above. Interest income on loans decreased $1.1 million, or 20.0% in 2003 to $4.2 million, compared to $5.3 million in 2002, primarily due to continued high levels of mortgage refinancing and the sale of current fixed-rate loan production. Average loan balances decreased $9.4 million and average loan yields declined 54 basis points (bp) during 2003. Interest income from securities totaled $939,000 in 2003 and declined $579,000, or 38.1% from $1.5 million in 2002. The decrease in income was primarily due to prepayments received on mortgage-backed securities and reinvestment of proceeds in securities with short-term maturities and lower current market rates. The average balance of securities decreased $177,000 and the average yield on the portfolio declined 234 bp during 2003. The decline in the yield of the portfolio is representative of Management's strategic decision to shorten the maturity of the securities portfolio.

Interest expense, not including the $1.3 million prepayment penalty, decreased $1.2 million or 35.0% during 2003 to $2.3 million from $3.5 million in 2002. The decline in interest expense resulted from a decrease in interest rates paid on deposits as market interest rates declined, and from reduced interest expense on borrowed funds, primarily as a result of the repayment of the $4.9 million loan payable discussed above. The average balance of interest-bearing liabilities decreased $9.8 million and the average cost of interest-bearing liabilities declined 100 bp in 2003.

Net interest margin decreased 28 bp from 3.56% in 2002 to 3.28% in 2003.

PROVISION FOR LOAN LOSSES. Management analyzes the adequacy of the allowance for loan losses regularly through reviews of the performance of the loan portfolio considering economic conditions, changes in interest rates and the effect of such changes on real estate values and changes in the composition of the loan portfolio. The allowance for loan losses is established through a provision for loan losses based on Management's evaluation of the risk inherent in its loan portfolio and the general economy. Such evaluation, which includes a review of all loans for which full collectibility may not be reasonably assured, considers, among other matters, the estimated fair value of the underlying collateral, economic conditions, historical loan loss experience, changes in the size and growth of the loan portfolio and other factors that warrant recognition in

Management's Discussion and Analysis of Financial Condition and Results of Operations

providing for an adequate loan loss allowance. Future additions to the allowance for loan losses will be dependent on these factors.

Based on Management's review, the provision for loan losses totaled $102,000 in 2003, an increase of $83,000 from $19,000 in 2002. The increase primarily reflected the $8.9 million growth in commercial loans during 2003. At December 31, 2003, the allowance for loan losses represented .71% of total loans compared to .57% at December 31, 2002. Further, nonperforming loans, all of which are nonaccrual loans, were $741,000 at December 31, 2003 and $781,000 at December 31, 2002. At both December 31, 2003 and December 31, 2002, nonaccrual loans represented 1.3% of the net loan balance. More than 96% of the nonaccrual loan balances are secured by single-family homes in the Bank's primary market area. Management believes the allowance for loan losses is adequate to absorb probable incurred losses at December 31, 2003; however, future additions to the allowance may be necessary based on changes in economic conditions and the factors discussed in the previous paragraph.

NONINTEREST INCOME. Noninterest income increased $315,000 to $930,000 in 2003, compared to $615,000 in 2002, primarily due to increased gains on sales of loans, service charges and earnings on bank owned life insurance. Gains on sales of loans totaled $429,000 during 2003, an increase of $116,000 or 37.1% from $313,000 during 2002 due to increased originations experienced during the current low market interest rate environment and Management's strategic decision to sell current production rather than retain these long-term, low fixed-rate loans in portfolio. Management anticipates loan sales will continue depending on market conditions. A rise in mortgage interest rates would likely cause consumer refinancing to slow, and likely reduce the Bank's volume of loan originations, sales and resultant gains. Service charges totaled $165,000 in 2003, an increase of $35,000 or 26.9% from $130,000 in 2002 primarily due to increased checking account fees. Earnings from bank owned life insurance increased $120,000 and totaled $188,000 in 2003, compared to $68,000 in 2002 primarily due to a full year of earnings in 2003 versus a partial year in 2002 when the insurance was originally purchased.

NONINTEREST EXPENSE. Noninterest expense increased $2.9 million or 89.9% and totaled $6.1 million in 2003, compared to $3.2 million in 2002. The increase in noninterest expense was primarily due to management, staff and benefits restructuring, expansion to new locations in the Fairlawn and Columbus markets and conversion of the data processing system in 2003. These expenses included higher salaries and employee benefits, higher occupancy expense, professional fees and data processing expenses. Salaries and employee benefits expense in 2003 included $638,000 associated with termination of the Company's ESOP and $917,000 related to a supplemental executive retirement agreement in connection with the retirement of William R. Williams as President and a severance agreement with a former executive.

INCOME TAXES. The income tax benefit associated with the net loss in 2003 totaled $988,000 compared to $313,000 income tax expense associated with net income in 2002.

Management's Discussion and Analysis of Financial Condition and Results of Operations

COMPARISON OF RESULTS OF OPERATIONS FOR 2002 AND 2001

GENERAL. Net income totaled $674,000, or $.43 per diluted share in 2002 compared to $598,000, or $.38 per diluted share in 2001. The 12.7% increase in net income, or $76,000 was primarily due to an increase in non-interest income and a decline in non-interest expense, partially offset by a decline in net interest income.

NET INTEREST INCOME. Net interest income decreased $684,000 or 15.9%, from $4.3 million in 2001 to $3.6 million in 2002. The decrease was due to a $2.5 million, or 26.3% decrease in interest income, which was partially offset by a $1.8 million, or 34.7% decrease in interest expense. The decline in both interest income and interest expense was the result of declining interest rates in 2002.

Interest income on loans totaled $5.3 million in 2002, a decrease of $1.4 million or 21.3% from $6.7 million in 2001. Market interest rates fell to historic lows during 2002 resulting in high mortgage refinancing activity. Due to prepayment of higher rate portfolio mortgage loans and the sale of fixed-rate mortgage loan production, a smaller portfolio and lower yield resulted in lower interest income. The Company experienced similar declines in the auto loan portfolio in 2002 as many dealers offered 0% financing. Average loan balances decreased $15.8 million and average loan yields declined 23 bp during 2002. Interest income from securities totaled $1.5 million in 2002 and declined $1.0 million, or 38.8% from $2.5 million in 2001. The decrease in income was primarily due to prepayments received on mortgage-backed securities and reinvestment of proceeds at lower current market rates. The average balance of securities decreased $8.9 million and the average yield on the portfolio declined 121 bp during 2002.

Interest expense totaled $3.5 million in 2002 and decreased $1.8 million, or 34.7% from $5.3 million in 2001. The decrease in interest expense was primarily due to the declining interest rate environment in 2002. Additionally, the Company reduced its borrowings from the Federal Home Loan Bank with proceeds received from loan and security repayments. The average balance of interest-bearing liabilities decreased $18.5 million and the average cost of interest-bearing liabilities declined 102 bp in 2002.

Net interest margin increased 11 bp from 3.45% in 2001 to 3.56% in 2002. However, average interest-earning assets declined $23.1 million, or $4.6 million more than the $18.5 million decline in interest bearing liabilities and resulted in a decrease in net interest income despite the increase in margin.

The tables below titled "Average Balances, Interest Rates and Yields" and "Rate/volume Analysis of Net Interest Income" provide important information on factors impacting net interest income and should be read in conjunction with this discussion of net interest income.

PROVISION FOR LOAN LOSSES. The provision for loan losses is based on Management's regular review of the loan portfolio as described in detail previously. Based on this review, the provision for loan losses totaled $19,000 in 2002 and $62,000 and 2001. At December 31, 2002, the allowance for loan losses represented 0.57% of total loans compared to 0.53% at December 31, 2001. Further, nonperforming loans, all of which are

Management's Discussion and Analysis of Financial Condition and Results of Operations

nonaccrual loans, were $781,000 at December 31, 2002 and $883,000 at December 31, 2001. Nonaccrual loans represented 1.3% of the net loan balance at both December 31, 2002 and 2001. More than 97% of the nonaccrual loan balances are secured by single-family homes in the Bank's primary market area.

NONINTEREST INCOME. Noninterest income increased $431,000 to $615,000 in 2002 from $184,000 in 2001 primarily due to increased gains on sales of loans and earnings on bank owned life insurance. Gains on sales of loans totaled $313,000 in 2002, an increase of $376,000 from a loss of $63,000 in 2001 due to Management's strategic decision in 2002 to sell current fixed rate production rather than retain these long-term, low fixed-rate loans in portfolio. The Company purchased bank owned life insurance in 2002, and earnings totaled $68,000.

NONINTEREST EXPENSE. Noninterest expense for the year ended December 31, 2002 decreased $287,000, or 8.2% and totaled $3.2 million in 2002 compared to $3.5 million in 2001. The decrease in noninterest expense was primarily due to salaries and benefits, data processing and other expenses which were not incurred in 2002 relative to a branch that was closed in 2001. There was also a charge of $154,000 related to the branch closing in 2001, which was not repeated in 2002. These declines in expenses were slightly offset by an increase in professional fees.

INCOME TAXES. The income tax expense in 2002 and 2001 were approximately the same, $313,000 and $312,000 despite the increase in income primarily due to nontaxable income from bank owned life insurance.

   Management's Discussion and Analysis of Financial Condition and Results of
                                   Operations

AVERAGE BALANCES, INTEREST RATES AND YIELDS. The following table presents for the periods indicated the total dollar amount of fully taxable equivalent interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed in both dollars and rates.

                                                              For the Years Ended December 31,
                                             --------------------------------------------------------------------
                                                            2003                               2002
                                             ---------------------------------   --------------------------------
                                               Average     Interest    Average     Average     Interest   Average
                                             Outstanding    Earned/    Yield/    Outstanding    Earned/    Yield/
                                               Balance       Paid       Rate       Balance       Paid       Rate
                                             -----------   --------   --------   -----------   --------   -------
                                                                     (Dollars in thousands)
Interest-earning assets:
   Securities (1) (2)                          $ 23,675    $    942       4.02%   $  23,852     $1,518     6.36%
   Loans (3)                                     57,449       4,203       7.32%      66,847      5,255     7.86%
   Other earning assets                          12,410         152       1.22%       7,105        137     1.93%
   FHLB stock                                     3,557         141       3.96%       3,406        157     4.61%
                                               --------    --------               ---------     ------
      Total interest-earning assets              97,091       5,438       5.62%     101,210      7,067     6.98%
   Noninterest-earning assets                    11,268                              14,055
                                               --------                           ---------
      Total assets                             $108,359                           $ 115,265
                                               ========                           =========
Interest-bearing liabilities:
   Deposits                                    $ 73,440       1,570       2.14%   $  75,498      2,501     3.31%
   FHLB advances and other borrowings (4)        12,192         681       5.59%      19,902        961     4.83%
                                               --------    --------               ---------     ------
      Total interest-bearing liabilities         85,632       2,251       2.63%      95,400      3,462     3.63%
   Noninterest-bearing liabilities                3,484                               1,958
                                               --------                           ---------
      Total liabilities                          89,116                              97,358
Equity                                           19,243                              17,907
                                               --------                           ---------
   Total liabilities and equity                $108,359                           $ 115,265
                                               ========                           =========
Net interest-earning assets                    $ 11,459                           $   5,810
                                               ========                           =========
Net interest income/interest rate spread                   $  3,187       2.99%                 $3,605     3.35%
                                                           ========   ========                  ======     ====
Net interest margin                                                       3.28%                            3.56%
                                                                      ========                             ====
Average interest-earning assets
   to average interest-bearing liabilities       113.38%                             106.09%
                                               ========                           =========

                                             For the Years Ended December 31,
                                             --------------------------------
                                                            2001
                                             --------------------------------
                                               Average     Interest   Average
                                             Outstanding    Earned/    Yield/
                                               Balance       Paid      Rate
                                             -----------   --------   -------
                                                 (Dollars in thousands)
Interest-earning assets:
   Securities (1) (2)                         $ 32,757      $2,481     7.57%
   Loans (3)                                    82,676       6,685     8.09%
   Other earning assets                          5,646         207     3.67%
   FHLB stock                                    3,224         215     6.67%
                                              --------      ------
      Total interest-earning assets            124,303       9,588     7.71%
   Noninterest-earning assets                    8,928
                                              --------
      Total assets                            $133,231
                                              ========
Interest-bearing liabilities:
   Deposits                                   $ 75,640       3,236     4.28%
   FHLB advances and other borrowings (4)       38,217       2,063     5.40%
                                              --------      ------
      Total interest-bearing liabilities       113,857       5,299     4.65%
   Noninterest-bearing liabilities               1,336
                                              --------
      Total liabilities                        115,193
Equity                                          18,038
                                              --------
   Total liabilities and equity               $133,231
                                              ========
Net interest-earning assets                   $ 10,446
                                              ========
Net interest income/interest rate spread                    $4,289     3.06%
                                                            ======     ====
Net interest margin                                                    3.45%
                                                                       ====
Average interest-earning assets
   to average interest-bearing liabilities      109.17%
                                              ========

----------
(1) Includes securities available for sale and held to maturity. Average balance is computed using the carrying value of securities. Average yield is computed using the historical amortized cost average balance for available for sale securities.

(2)  Average yields are stated on a fully taxable equivalent basis.

(3) Balance is net of deferred loan origination fees, undisbursed proceeds of construction loans and includes nonperforming loans.

(4) Interest paid does not include $1.3 million penalty on prepayment of FHLB advances in 2003.

   Management's Discussion and Analysis of Financial Condition and Results of
                                   Operations

RATE/VOLUME ANALYSIS OF NET INTEREST INCOME. The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase or decrease related to changes in balances and/or changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by the prior rate) and (ii) changes in rate (i.e., changes in rate multiplied by prior volume). For purposes of this table, changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.

                                                    Year Ended                       Year Ended
                                                December 31, 2003                December 31, 2002
                                             Compared to Year Ended            Compared to Year Ended
                                                December 31, 2002                 December 31, 2001
                                           --------------------------      -----------------------------
                                           Increase (decrease)             Increase (decrease)
                                                 due to                          due to
                                           -------------------             -------------------
                                              Rate    Volume       Net       Rate     Volume       Net
                                              -----   ------     -------     -----   -------     -------
                                                                (Dollars in thousands)
Interest-earning assets:
   Securities                                 $(565)  $ (11)     $  (576)    $(356)  $  (607)    $  (963)
   Loans                                       (345)   (707)      (1,052)     (185)   (1,245)     (1,430)
   Other earning assets                         (62)     77           15      (115)       45         (70)
   FHLB stock                                   (23)      7          (16)      (69)       11         (58)
                                              -----   -----      -------     -----   -------     -------

      Total interest-earning assets            (995)   (634)      (1,629)     (725)   (1,796)     (2,521)

Interest-bearing liabilities:
   Deposits                                    (865)    (66)        (931)     (729)       (6)       (735)
   FHLB advances and other borrowings           134    (414)        (280)     (199)     (903)     (1,102)
                                              -----   -----      -------     -----   -------     -------

      Total interest-bearing liabilities       (731)   (480)      (1,211)     (928)     (909)     (1,837)
                                              -----   -----      -------     -----   -------     -------

Net change in net interest income             $(264)  $(154)     $  (418)    $ 203   $  (887)    $  (684)
                                              =====   =====      =======     =====   =======     =======

ASSET/LIABILITY MANAGEMENT AND MARKET RISK

GENERAL. The Company's most significant market risk, or risk of loss from adverse changes in market prices and rates, is interest rate risk. Asset/liability management is the measurement and analysis of the Company's exposure to changes in interest rates. Management actively monitors and manages its interest rate risk exposure. The objective of the Company's asset/liability management function is to maintain long-term profitability within the constraints of an optimum earning-asset mix, capital adequacy, liquidity and safety. The extent of the movement of interest rates is an uncertainty that could have a negative impact on earnings of the Company.

QUALITATIVE ASPECTS OF MARKET RISK. The principal objective of the Company's interest rate risk management function is to evaluate interest rate risk, determine the level of risk appropriate to the Company's business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with Board of Directors' approved guidelines. Through such management, the Company seeks to reduce the vulnerability of its earnings to changes in interest rates. The Bank's Board of Directors has established an Asset/Liability Committee, responsible for reviewing its asset/liability policies and interest rate risk position, which meets on a monthly basis and reports trends and interest rate risk position to the Board. The Company manages interest rate risk on a continuing basis through the use of a number of strategies as an ongoing part of its business plan.

QUANTITATIVE ASPECTS OF MARKET RISK. The Bank measures the effect of interest rate changes on its net portfolio value (NPV), which is the difference between the estimated market value of the Bank's assets and liabilities under different interest rate scenarios. Changes in NPV are measured using instantaneous changes in interest rates rather than linear changes in rates over a period of time. At December 31, 2003, the Bank's NPV ratios, using interest rate shocks ranging from a 300 bp rise in rates to a 100 bp decline in rates are shown in the following table. All values are within the acceptable range established by the Board of Directors.

  Net Portfolio Value
     (Bank only)
-----------------------
Basis Point
 Change in
   Rates      NPV Ratio
-----------   ---------
    +300        16.86%
    +200        17.65%
    +100        18.27%
       0        18.58%
    -100        18.76%

In evaluating the Bank's exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or periods to which they reprice, they may react in different degrees to changes in market interest rates. In addition, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Furthermore, in the event of a change in interest rates, prepayments and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease when interest rates rise. Therefore, the actual effect of changing interest rates may differ materially from that presented in the foregoing table.

The Company's interest rate risk position has improved as a result of Management's strategic decisions to sell fixed rate mortgage loan originations rather than retain these long-term, low fixed-rate loans in portfolio, shorten securities maturities and grow commercial loans, which tend to have shorter maturities than residential mortgage loans and, in many cases, adjustable interest rates. Keeping security maturities short and selling long-term, low fixed-rate mortgage production provide the liquidity necessary to reinvest in higher earning assets in a rising interest rate environment.

LIQUIDITY AND CAPITAL RESOURCES

In general terms, liquidity is a measurement of the Company's ability to meet its cash needs. The Company's objective in liquidity management is to maintain the ability to meet loan commitments, purchase securities or to repay deposits and other liabilities in accordance with their terms without an adverse impact on current or future earnings. The Company's principal sources of funds are deposits, amortization and prepayments of loans, maturities, sales and principal receipts of securities, borrowings and operations. While maturities and scheduled amortization of loans are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.

The Bank is required by regulation to maintain sufficient liquidity to ensure its safe and sound operation. Thus, adequate liquidity may vary depending on the Bank's overall asset/liability structure, market conditions, the activities of competitors and the requirements of its own deposit and loan customers. Management believes that the Bank's liquidity is sufficient.

Liquidity management is both a daily and long-term responsibility of Management. The Bank adjusts its investments in liquid assets, primarily cash, short-term investments and other assets that are widely traded in the secondary market, based on Management's assessment of expected loan demand, expected deposit flows, yields available on interest-earning deposits and securities and the objective of its asset/liability management program. In 2003, the Company improved liquidity by transferring all securities previously classified as "held to maturity" to "available for sale". In addition to its liquid assets, the Company has other sources of liquidity available including, but not limited to access to advances from the Federal Home Loan Bank and the ability to obtain deposits by offering above-market interest rates.

The Bank relies primarily on competitive rates, customer service and long-standing relationships with customers to retain deposits. Based on the Bank's experience with deposit retention and current retention strategies, Management believes that, although it is not possible to predict future terms and conditions upon renewal, a significant portion of such deposits will remain with the Bank.

At December 31, 2003, the Bank exceeded all of its regulatory capital requirements to be considered well-capitalized with a Tier 1 capital level of $14.7 million, or 13.9% of adjusted total assets, which exceeds the required level of $5.3 million, or 5.0%; Tier 1 risk-based capital level of $14.7 million, or 21.0% of risk-weighted assets, which exceeds the required level of $4.2 million, or 6.0%; and risk-based capital of $15.1 million, or 21.6% of risk-weighted assets, which exceeds the required level of $7.0 million, or 10.0%.

IMPACT OF INFLATION

The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which presently require the Company to measure financial position and results of operations primarily in terms of historical dollars. Changes in the relative value of money due to inflation are generally not considered. In Management's opinion, changes in interest rates affect the financial condition of the Company to a far greater degree than change in the inflation rate. While interest rates are generally influenced by changes in the inflation rate, they do not move concurrently. Rather, interest rate volatility is based on changes in the expected rate of inflation, as well as changes in monetary and fiscal policy. A financial institution's ability to be relatively unaffected by changes in interest rates is a good indicator of its ability to perform in a volatile economic environment. In an effort to protect itself from the effects of interest rate volatility, the Company reviews its interest rate risk position frequently, monitoring its exposure and taking necessary steps to minimize any detrimental effects on the Company's profitability.

CRITICAL ACCOUNTING POLICIES

The Company follows financial accounting and reporting policies that are in accordance with generally accepted accounting principles in the United States of America and conform to general practices within the banking industry. Some of these accounting policies are considered to be critical accounting policies. Critical accounting policies are those policies that require Management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Application of assumptions different than those used by Management could result in material changes in the Company's financial position or results of operations. The Company has identified accounting polices that are critical accounting policies and an understanding of these policies is necessary to understand our financial statements. A critical accounting policy relates to determining the adequacy of the allowance for loan losses. Additional information regarding this policy is included in the notes to the consolidated financial statements, Note 1 (Summary of Significant Accounting Policies), Note 3 (Loans), and the section above captioned "Provision for Loan Losses". Management believes that the judgments, estimates and assumptions used in the preparation of the consolidated financial statements are appropriate given the factual circumstances at the time.

MARKET PRICES AND DIVIDENDS DECLARED

The common stock of Central Federal Corporation trades on the Nasdaq SmallCap Market under the symbol "GCFC." As of December 31, 2003, there were 2,024,372 shares of common stock outstanding and 619 shareholders, excluding persons or entities holding stock in nominee or street name through various brokerage firms.

The following table shows the quarterly reported high and low trade prices of the common stock and cash dividends per share declared during 2003 and 2002.

                  High      Low    Dividends
                 ------   ------   ---------
2003
----
First quarter    $11.03   $ 9.28     $0.09
Second quarter    13.13    10.49      0.09
Third quarter     14.00    10.70      0.09
Fourth quarter    16.18    13.60      0.09

2002
----
First quarter    $11.00   $ 9.90     $0.09
Second quarter    11.36    10.40      0.09
Third quarter     10.79     9.03      0.09
Fourth quarter    10.00     9.10      0.09

                              FINANCIAL STATEMENTS

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Central Federal Corporation
Wellsville, Ohio

We have audited the accompanying consolidated balance sheets of Central Federal Corporation as of December 31, 2003 and 2002 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Federal Corporation as of December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

                                                    Crowe Chizek and Company LLC
                                                    Cleveland, Ohio
                                                    February 12, 2004

--------------------------------------------------------------------------------

                           CENTRAL FEDERAL CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2003 and 2002
                  (Dollars in thousands except per share data)

                                                              2003       2002
                                                            --------   --------
ASSETS
Cash and cash equivalents                                   $  8,936   $ 12,861
Interest-bearing deposits in other financial institutions      1,587      7,205
Securities available for sale                                 27,126      1,439
Securities held to maturity (fair value 2002 - $18,169)           --     17,822
Loans held for sale                                              106         --
Loans, net of allowance of $415 and $361                      58,024     62,565
Federal Home Loan Bank stock                                   3,626      3,485
Loan servicing rights                                            221        200
Foreclosed assets, net                                           193          2
Premises and equipment, net                                    1,932        833
Bank owned life insurance                                      3,256      3,068
Accrued interest receivable                                      487        403
Other assets                                                   1,517        668
                                                            --------   --------

                                                            $107,011   $110,551
                                                            ========   ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
   Non-interest bearing                                     $  2,457   $  1,396
   Interest bearing                                           70,901     73,294
                                                            --------   --------
      Total deposits                                          73,358     74,690
Federal Home Loan Bank advances                                7,500     11,430
Loan payable                                                      --      4,900
Advances by borrowers for taxes and insurance                    207        448
Accrued interest payable and other liabilities                   935      1,500
Subordinated debentures                                        5,155         --
                                                            --------   --------
      Total liabilities                                       87,155     92,968

Shareholders' equity
   Preferred stock, 1,000,000 shares authorized;
      none issued                                                 --         --
   Common stock, $.01 par value; 6,000,000 shares
      authorized; 2003 - 2,280,020 shares issued,
      2002 - 1,938,871 shares issued                              23         19
   Additional paid-in capital                                 11,845      8,306
   Retained earnings                                          10,997     14,085
   Accumulated other comprehensive income                        201         28
   Unearned Employee Stock Ownership Plan shares                  --     (1,425)
   Unearned stock based incentive plan shares                   (357)      (160)
   Treasury stock, at cost (2003 - 255,648 shares,
      2002 - 292,950 shares)                                  (2,853)    (3,270)
                                                            --------   --------
      Total shareholders' equity                              19,856     17,583
                                                            --------   --------

                                                            $107,011   $110,551
                                                            ========   ========

--------------------------------------------------------------------------------

                             See accompanying notes.

--------------------------------------------------------------------------------

                           CENTRAL FEDERAL CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  Years ended December 31, 2003, 2002 and 2001
                  (Dollars in thousands except per share data)

                                                        2003     2002      2001
                                                      -------   ------   -------
Interest and dividend income
   Loans, including fees                              $ 4,203   $5,255   $6,685
   Taxable securities                                     934    1,518    2,481
   Tax exempt securities                                    5       --       --
   Federal Home Loan Bank stock dividends                 141      157      215
   Federal funds sold and other                           152      137      207
                                                      -------   ------   ------
                                                        5,435    7,067    9,588
Interest expense
   Deposits                                             1,570    2,501    3,236
   Federal Home Loan Bank advances and other debt       1,940      961    2,063
   Subordinated debentures                                 11       --       --
                                                      -------   ------   ------
                                                        3,521    3,462    5,299
                                                      -------   ------   ------

Net interest income                                     1,914    3,605    4,289

Provision for loan losses                                 102       19       62
                                                      -------   ------   ------

Net interest income after provision for loan losses     1,812    3,586    4,227

Noninterest income
   Service charges on deposit accounts                    165      130      174
   Net gain (loss) on sales of loans                      429      313      (63)
   Loan servicing fees                                     73       58       22
   Net gains on sales of securities                        42       16       15
   Earnings on bank owned life insurance                  188       68       --
   Other                                                   33       30       36
                                                      -------   ------   ------
                                                          930      615      184

Noninterest expense
   Salaries and employee benefits                       3,549    1,713    1,758
   Occupancy and equipment                                224       96      105
   Data processing                                        246      196      200
   Franchise taxes                                        301      287      309
   Professional fees                                      673      212      163
   Director fees                                          119       84       81
   Supplies                                               173      101       86
   Loan expenses                                           91      143      130
   Foreclosed assets, net                                  14      (34)       4
   Depreciation and amortization                          350      194      154
   Branch closing expense                                  --       --      154
   Other                                                  364      222      357
                                                      -------   ------   ------
                                                        6,104    3,214    3,501
                                                      -------   ------   ------

Income (loss) before income taxes                      (3,362)     987      910

Income tax expense (benefit)                             (988)     313      312
                                                      -------   ------   ------

Net income (loss)                                     $(2,374)  $  674   $  598
                                                      =======   ======   ======

--------------------------------------------------------------------------------

                             See accompanying notes.

--------------------------------------------------------------------------------

Earnings (loss) per share:
   Basic                                              $ (1.31)  $ 0.44   $ 0.38
   Diluted                                              (1.28)    0.43     0.38

--------------------------------------------------------------------------------

                             See accompanying notes.

                           CENTRAL FEDERAL CORPORATION
             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
                  Years ended December 31, 2003, 2002 and 2001
                  (Dollars in thousands except per share data)

--------------------------------------------------------------------------------

                                                          2003     2002   2001
                                                        -------   -----   ----
Net income (loss)                                       $(2,374)   $674   $598

Change in net unrealized gain (loss) on securities
   available for sale                                      (154)     34     17

Less: Reclassification adjustment for
   gains and losses later recognized in net income           42      16     15
                                                        -------    ----   ----

Net unrealized gains and (losses)                          (196)     18      2

Unrealized gain on securities transferred from held
   to maturity to available for sale                        458      --     --

Tax effect                                                  (89)     (6)    (1)
                                                        -------    ----   ----

Other comprehensive income                                  173      12      1
                                                        -------    ----   ----

Comprehensive income (loss)                             $(2,201)   $686   $599
                                                        =======    ====   ====

--------------------------------------------------------------------------------

                             See accompanying notes.

                           CENTRAL FEDERAL CORPORATION
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 2003, 2002 and 2001
                  (Dollars in thousands except per share data)

--------------------------------------------------------------------------------

                                                                                        Accumulated       Unearned
                                                               Additional                  Other       Employee Stock
                                                      Common     Paid-In    Retained   Comprehensive   Ownership Plan
                                                       Stock     Capital    Earnings       Income          Shares
                                                      ------   ----------   --------   -------------   --------------
Balance at January 1, 2001                              $19      $8,322      $13,846        $15           $(1,853)

Comprehensive income:
Net income                                                                       598
Other comprehensive income                                                                    1
   Total comprehensive income

Commitment to release 18,864 employee stock
   ownership plan shares                                            (12)                                    202
Release of 15,516 stock based incentive plan shares
Purchase of 7,500 shares of treasury stock
Cash dividends declared ($.31 per share)                                        (482)
                                                        ---      ------      -------        ---           -------
Balance at December 31, 2001                             19       8,310       13,962         16            (1,651)

Comprehensive income:
Net income                                                                       674
Other comprehensive income                                                                   12
   Total comprehensive income

Commitment to release 21,588 employee stock
   ownership plan shares                                             (4)                                    226
Release of 15,516 stock based incentive plan shares
Purchase of 96,410 shares of treasury stock
Cash dividends declared ($.36 per share)                                        (551)
                                                        ---      ------      -------        ---           -------

Balance at December 31, 2002                             19       8,306       14,085         28            (1,425)

                             See accompanying notes.

                                                                                             Accumulated       Unearned
                                                                    Additional                  Other       Employee Stock
                                                           Common     Paid-In    Retained   Comprehensive   Ownership Plan
                                                            Stock     Capital    Earnings       Income          Shares
                                                           ------   ----------   --------   -------------   --------------
Comprehensive income:
Net loss                                                                           (2,374)
Other comprehensive income                                                                        173
   Total comprehensive loss

Issuance of common stock in private placement, net of
   offering costs of $64 312,649 shares)                       3       3,116
Issuance of stock based incentive plan shares (28,500)         1         337
Sale of employee stock ownership plan shares
   at plan termination (81,000 shares)                                   125                                      748
Final allocation of employee stock ownership plan
   shares at plan termination (41,882 shares)                            (39)                                     677
Release of 16,002 stock based incentive plan shares
Stock options exercised (37,302 shares)                                               (72)
Tax benefits from stock options exercised                                              47
Cash dividends declared ($.36 per share)                                             (689)
                                                             ---     -------      -------        ----            ----
Balance at December 31, 2003                                 $23     $11,845      $10,997        $201            $ --
                                                             ===     =======      =======        ====            ====

--------------------------------------------------------------------------------

                             See accompanying notes.

                                                       Unearned Stock                  Total
                                                      Based Incentive   Treasury   Shareholders'
                                                        Plan Shares       Stock        Equity
                                                      ---------------   --------   -------------
Balance at January 1, 2001                                 $(365)       $(2,151)      $17,833

Comprehensive income:
Net income                                                                                598
Other comprehensive income                                                                  1
                                                                                      -------
   Total comprehensive income                                                             599

Commitment to release 18,864 employee stock
   ownership plan shares                                                                  190
Release of 15,516 stock based incentive plan shares           95                           95
Purchase of 7,500 shares of treasury stock                                  (75)          (75)
Cash dividends declared ($.31 per share)                                                 (482)
                                                           -----        -------       -------

Balance at December 31, 2001                                (270)        (2,226)       18,160

Comprehensive income:
Net income                                                                                674
Other comprehensive income                                                                 12
                                                                                      -------
   Total comprehensive income                                                             686

Commitment to release 21,588 employee stock
   ownership plan shares                                                                  222
Release of 15,516 stock based incentive plan shares          110                          110
Purchase of 96,410 shares of treasury stock                              (1,044)       (1,044)
Cash dividends declared ($.36 per share)                                                 (551)
                                                           -----        -------       -------

Balance at December 31, 2002                                (160)        (3,270)       17,583

                            See accompanying notes.

                                                               Unearned Stock                  Total
                                                              Based Incentive   Treasury   Shareholders'
                                                                Plan Shares       Stock        Equity
                                                              ---------------   --------   -------------
Comprehensive income:
Net loss                                                                                       (2,374)
Other comprehensive income                                                                        173
                                                                                              -------
   Total comprehensive loss                                                                    (2,201)

Issuance of common stock in private
   placement, net of offering costs of $64 (312,649 shares)                                     3,119
Issuance of stock based incentive plan shares (28,500)              (338)                          --
Sale of employee stock ownership plan shares
   at plan termination (81,000 shares)                                                            873
Final allocation of employee stock ownership plan
   shares at plan termination (41,882 shares)                                                     638
Release of 16,002 stock based incentive plan shares                  141                          141
Stock options exercised (37,302 shares)                                             417           345
Tax benefits from stock options exercised                                                          47
Cash dividends declared ($.36 per share)                                                         (689)
                                                                   -----        -------       -------

Balance at December 31, 2003                                       $(357)       $(2,853)      $19,856
                                                                   =====        =======       =======

                            See accompanying notes.

                           CENTRAL FEDERAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2003, 2002 and 2001
                  (Dollars in thousands except per share data)

--------------------------------------------------------------------------------

                                                            2003       2002       2001
                                                          --------   --------   -------
Cash flows from operating activities
Net income (loss)                                         $ (2,374)  $    674   $   598
Adjustments to reconcile net income (loss) to net cash
   provided by operating activities:
      Provision for loan losses                                102         19        62
      Valuation loss on mortgage servicing rights               56         --        --
      Depreciation and amortization                            108        118       101
      Net amortization of securities                            63        (51)     (131)
      Net gain on sales of securities                          (42)       (16)      (15)
      Loss on disposal of premises and equipment                50         --        --
      Write-down of assets from branch closing                  --         --       154
      Federal Home Loan Bank stock dividend                   (141)      (157)     (215)
      ESOP expense                                             638        222       190
      SBIP expense                                             141        110        95
      Earnings on bank owned life insurance                   (188)       (68)       --
      Net change in:
         Loans held for sale                                  (106)     8,221    (8,221)
         Accrued interest receivable                           (84)       127       576
         Other assets                                       (1,021)      (195)     (120)
         Accrued interest payable and other liabilities       (600)       865      (303)
                                                          --------   --------   -------
            Net cash from operating activities              (3,398)     9,869    (7,229)
Cash flows from investing activities
   Net change in interest bearing deposits                   5,618       (199)       (6)
   Available-for-sale securities:
      Sales                                                  3,078        386       245
      Maturities, prepayments and calls                     28,968        594     1,077
      Purchases                                            (46,914)      (290)     (233)
   Held-to-maturity securities:
      Maturities, prepayments and calls                      7,201     27,056    12,493
      Purchases                                                 --    (21,508)       --
   Loan originations and payments, net                       4,434      8,010    15,676
   Additions to premises and equipment                      (1,326)      (127)      (10)
   Purchase of bank owned life insurance                        --     (3,000)       --
   Cash received in repayment of ESOP loan                     853         --        --
                                                          --------   --------   -------
      Net cash from investing activities                     1,912     10,922    29,242
Cash flows from financing activities
   Net change in deposits                                   (1,332)    (1,478)    2,171
   Proceeds from Federal Home Loan Bank
      advances and other debt                                7,500         --    49,320
   Repayments on Federal Home Loan Bank

--------------------------------------------------------------------------------

                             See accompanying notes.

      advances and other debt                              (16,330)    (9,063)   (71,463)
   Net change in advances by borrowers for
      taxes and insurance                                     (241)      (123)       (85)
   Proceeds from subordinated debentures                     5,155         --         --
   Cash dividends paid                                        (655)      (551)      (482)
   Proceeds from private placement                           3,119         --         --
   Proceeds from exercise of stock options                     345         --         --
   Repurchase of common stock                                   --     (1,044)       (75)
                                                          --------   --------   --------
      Net cash from financing activities                    (2,439)   (12,259)   (20,614)

Net change in cash and cash equivalents                     (3,925)     8,532      1,399

Beginning cash and cash equivalents                         12,861      4,329      2,930
                                                          --------   --------   --------

Ending cash and cash equivalents                          $  8,936   $ 12,861   $  4,329
                                                          ========   ========   ========

Supplemental cash flow information:
   Interest paid                                          $  3,519   $  3,495   $  5,852
   Income taxes paid                                           106        160        226

Supplemental noncash disclosures:
   Transfer of securities from held to maturity
      to available for sale                               $ 10,533   $     --   $     --
   Transfers from loans to repossessed assets                  193         --        145

--------------------------------------------------------------------------------

                             See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Dollar amounts in thousands except per share data)

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include Central Federal Corporation and its wholly-owned subsidiary, Central Federal Bank, together referred to as "the Company". Intercompany transactions and balances are eliminated in consolidation.

The Company provides financial services through its offices in Wellsville, Fairlawn and Columbus, Ohio. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Other financial instruments, which potentially represent concentrations of credit risk, include deposit accounts in other financial institutions.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, Management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, loan servicing rights, and fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents include cash and deposits with other financial institutions under 90 days. Net cash flows are reported for loan and deposit transactions.

Securities: Debt securities are classified as held to maturity and carried at amortized cost when Management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Equity securities with readily determinable fair values are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Trading securities are carried at fair value, with changes in unrealized holding gains and losses included in income. Other securities such as Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans Held for Sale: Loans originated and intended for sale in the secondary market are carried at the lower of cost or market in the aggregate. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

--------------------------------------------------------------------------------
                                  (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Dollar amounts in thousands except per share data)

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans: Loans that Management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer and credit card loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when Management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in Management's judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

--------------------------------------------------------------------------------
                                  (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Dollar amounts in thousands except per share data)

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Servicing Rights: Servicing rights represent the allocated value of retained servicing rights on loans sold and the cost of purchased rights. Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance, to the extent that fair value is less than the capitalized amount for a grouping.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 7 to 40 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 25 years. Leasehold improvements are amortized over the lives of the respective leases.

Bank Owned Life Insurance: The Company has purchased life insurance policies on certain key executives. Bank owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Long-term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance- sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. Instruments, such as standby letters of credit, that are considered financial guarantees in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 45 are recorded at fair value.

--------------------------------------------------------------------------------
                                  (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Dollar amounts in thousands except per share data)

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Compensation: Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation.

                                                  2003     2002    2001
                                                -------   -----   -----
Net income (loss) as reported                   $(2,374)  $ 674   $ 598
Deduct: Stock-based compensation expense
   determined under fair value based method         175     121     121
                                                -------   -----   -----
Pro forma net income (loss)                     $(2,549)  $ 553   $ 477
                                                =======   =====   =====

Basic earnings (loss) per share as reported     $ (1.31)  $0.44   $0.38
Pro forma basic earnings (loss) per share         (1.40)   0.36    0.30

Diluted earnings (loss) per share as reported   $ (1.28)  $0.43   $0.38
Pro forma diluted earnings (loss) per share       (1.37)   0.35    0.30

The pro forma effects are computed using option pricing models, using the following weighted- average assumptions as of grant date.

                                                 2003
                                                ------
Risk-free interest rate                         2.96%
Expected option life                            5.9 years
Expected stock price volatility                   44%
Dividend yield                                  3.13%

--------------------------------------------------------------------------------
                                  (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Dollar amounts in thousands except per share data)

--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Employee Stock Ownership Plan: The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest. See Note 9 - ESOP Plan for information regarding termination of this plan in 2003.

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. Stock based incentive plan shares are considered outstanding as they are earned over the vesting period. Diluted earnings per common share includes the dilutive effect of stock based incentive plan shares and additional potential common shares issuable under stock options.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as a separate component of equity.

Adoption of New Accounting Standards: During 2003, the Company adopted FASB Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, and FASB Interpretation 46, Consolidation of Variable Interest Entities. Adoption of the new standards did not materially affect the Company's operating results or financial condition.

Interpretation 45 requires recognizing the fair value of guarantees made and information about the maximum potential payments that might be required, as well as the collateral or other recourse obtainable. Interpretation 45 covers guarantees such as standby letters of credit, performance guarantees, and direct or indirect guarantees of the indebtedness of others, but not guarantees of funding.

Interpretation 46, as revised in December 2003, changes the accounting model for consolidation from one based on consideration of control through voting interests. Whether to consolidate an entity will now also consider whether that entity has sufficient equity at risk to enable it to operate without additional financial support, whether the equity owners in that entity lack the obligation to absorb expected losses or the right to receive residual returns of the entity, or whether voting rights in the entity are not proportional to the equity interest and substantially all the entity's activities are conducted for an investor with few voting rights. The Company owns a 100% interest in a trust

--------------------------------------------------------------------------------
                                  (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Dollar amounts in thousands except per share data)

--------------------------------------------------------------------------------

formed by the Company in 2003. Under this new accounting guidance, the trust is not consolidated with the Company.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $300 and $148 was required to meet regulatory reserve and clearing requirements at year-end 2003 and 2002. These balances do not earn interest.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments: While the chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by Management to be aggregated in one reportable operating segment.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

--------------------------------------------------------------------------------
                                  (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Dollar amounts in thousands except per share data)

--------------------------------------------------------------------------------

NOTE 2 - SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

                                                            Gross        Gross
                                                 Fair    Unrealized   Unrealized
                                                Value       Gains       Losses
                                               -------   ----------   ----------
2003
   Federal agency                              $12,759      $  8        $  (4)
   State and municipal                           1,375         5           --
   Mortgage-backed                              12,992       400         (105)
                                               -------      ----        -----
      Total                                    $27,126      $413        $(109)
                                               =======      ====        =====

2002
   Mortgage-backed                             $ 1,439      $ 45        $  (1)
                                               -------      ----        -----
      Total                                    $ 1,439      $ 45        $  (1)
                                               =======      ====        =====

The carrying amount, unrecognized gains and losses, and fair value of securities held to maturity were as follows:

                                                      Gross          Gross
                                        Carrying   Unrecognized   Unrecognized    Fair
                                         Amount       Gains          Losses       Value
                                        --------   ------------   ------------   ------
2002
   U.S. Government and federal agency    $ 2,527       $ 30           $--        $ 2,557
   Corporate                               1,996         --            --          1,996
   Mortgage-backed                        13,299        322            (5)        13,616
                                         -------       ----           ---        -------
      Total                              $17,822       $352           $(5)       $18,169
                                         =======       ====           ===        =======

--------------------------------------------------------------------------------
                                  (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Dollar amounts in thousands except per share data)

--------------------------------------------------------------------------------

NOTE 2 - SECURITIES (Continued)

Sales of available for sale securities were as follows:

                                                             2003    2002   2001
                                                            ------   ----   ----
Proceeds                                                    $3,078   $386   $245
Gross gains                                                     42     16     15

The fair value of debt securities at year-end 2003 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

                                                                       Available
                                                                       for Sale
                                                                          Fair
                                                                         Value
                                                                       ---------
Due in one year or less                                                 $   503
Due from one to five years                                               12,256
Due from five to ten years                                                  400
Due after ten years                                                         975
Mortgage-backed                                                          12,992
                                                                        -------
   Total                                                                $27,126
                                                                        =======

At year-end 2003 and 2002, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders' equity.

--------------------------------------------------------------------------------
                                  (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Dollar amounts in thousands except per share data)

--------------------------------------------------------------------------------

NOTE 2 - SECURITIES (Continued)

Securities with unrealized losses at year-end 2003 not recognized in income are as follows:

                                      Less than 12 Months        12 Months or More               Total
                                    -----------------------   -----------------------   -----------------------
                                                 Unrealized                Unrealized                Unrealized
Description of Securities           Fair Value      Loss      Fair Value      Loss      Fair Value      Loss
-------------------------           ----------   ----------   ----------   ----------   ----------   ----------
Federal agency                        $4,026        $  4          $--          $--        $4,026        $  4
Mortgage-backed                        4,021         105           --          $--         4,021         105
                                      ------        ----          ---          ---        ------        ----
Total temporarily impaired            $8,047        $109          $--          $--        $8,047        $109
                                      ======        ====          ===          ===        ======        ====

Unrealized losses on the above securities have not been recognized in income because the issuers of the bonds are all federal agencies and the decline in fair value is temporary and largely due to changes in market interest rates. The fair value is expected to recover as the bonds approach their maturity date and/or market rates decline.

To improve liquidity, in 2003 the Company transferred all securities previously classified as "held to maturity," which had a carrying value of $10,533, to "available for sale." The unrealized gain on the securities transferred totaled $458 before tax. The Company's equity and accumulated other comprehensive income increased $302 after tax as a result of the transfer.

NOTE 3 - LOANS

Loans at year-end were as follows:

                                                              2003        2002
                                                            --------   ---------
Commercial                                                  $  4,116   $    261
Real estate:
   Residential                                                36,060     48,644
   Commercial                                                  5,040         --
   Construction                                                  610        134
Consumer                                                      12,598     13,904
                                                            --------   --------
      Subtotal                                                58,424     62,943
Less: Net deferred loan fees                                      15        (17)
      Allowance for loan losses                                 (415)      (361)
                                                            --------   --------
Loans, net                                                  $ 58,024   $ 62,565
                                                            ========   ========

--------------------------------------------------------------------------------
                                  (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (Dollar amounts in thousands except per share data)

--------------------------------------------------------------------------------

NOTE 3 - LOANS (Continued)

Activity in the allowance for loan losses was as follows:

                                                            2003   2002   2001
                                                            ----   ----   ----
Beginning balance                                           $361   $373   $354
Provision for loan losses                                    102     19     62
Loans charged-off                                            (50)   (35)   (53)
Recoveries                                                     2      4     10
                                                            ----   ----   ----

Ending balance                                              $415   $361   $373
                                                            ====   ====   ====

Impaired loans are not material for any period presented.

Nonperforming loans were as follows:

                                                                     2003   2002
                                                                     ----   ----
Loans past due over 90 days still on accrual                         $ --   $ --
Nonaccrual loans                                                      741    781

Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

--------------------------------------------------------------------------------
                                  (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (Dollar amounts in thousands except per share data)

--------------------------------------------------------------------------------

NOTE 4 - SECONDARY MORTGAGE MARKET ACTIVITIES

Mortgage loans serviced for others are not reported as assets. The principal balances of these loans were $32,584 and $25,930 at year-end 2003 and 2002.

Custodial escrow balances maintained in connection with serviced loans were $100 and $26 at year-end 2003 and 2002.

Activity for capitalized mortgage servicing rights and the related valuation allowance follows:

                                                             2003   2002   2001
                                                            -----   ----   ----
Servicing rights:
Beginning of year                                           $ 200   $ 88   $ 58
Additions                                                     195    162     45
Amortized to expense                                         (118)   (50)   (15)
                                                            -----   ----   ----

End of year                                                 $ 277   $200   $ 88
                                                            =====   ====   ====

                                                            2003   2002   2001
                                                            ----   ----   ----
Valuation allowance:
Beginning of year                                            $--    $--    $--
Additions expensed                                            56     --     --
                                                             ---    ---    ---
End of Year                                                  $56    $--    $--
                                                             ===    ===    ===

--------------------------------------------------------------------------------
                                  (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (Dollar amounts in thousands except per share data)

--------------------------------------------------------------------------------

NOTE 5 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

                                                                2003      2002
                                                              -------   -------
Land                                                          $   117   $    63
Buildings                                                       1,713     1,485
Furniture, fixtures and equipment                               1,416     1,227
Leasehold improvements                                             10        --
                                                              -------   -------
                                                                3,256     2,775
Less: Accumulated depreciation                                 (1,324)   (1,942)
                                                              -------   -------

                                                              $ 1,932   $   833
                                                              =======   =======

Depreciation expense was $176, $118 and $101 for 2003, 2002 and 2001.

Rent expense was $14, $0, and $16 for 2003, 2002 and 2001. Rent commitments under noncancelable operating leases were as follows, before considering renewal options that generally are present.

2004           $ 60
2005             57
2006             57
2007             57
2008             57
               ----

   Total       $288
               ====

The Company is a one-third owner of a limited liability company that will own and manage the office building at 2923 Smith Road, Fairlawn, Ohio 44333 where the Company's headquarters and Central Federal Bank Fairlawn office will be located. The Company is currently in negotiations with the limited liability company to complete a lease agreement for this office space. As a result, rent expense for this office is not included above. The lease is expected to be accounted for as an operating lease.

The Company closed one branch during 2001 and took charges totaling $154. In connection with the branch closings the Company paid a cancellation fee for terminating the lease, wrote-off the remaining leasehold improvements and abandoned equipment and wrote down the remaining equipment to its estimated realizable value.

--------------------------------------------------------------------------------
                                  (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (Dollar amounts in thousands except per share data)

--------------------------------------------------------------------------------

NOTE 6 - DEPOSITS

Time deposits of $100 or more were $4,285 and $3,520 at year-end 2003 and 2002.

Scheduled maturities of time deposits for the next five years were as follows.

2004   $22,702
2005     8,652
2006     4,122
2007       703
       -------
2008       514
       -------

       $36,693
       =======

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES AND OTHER DEBT

At year end, advances from the Federal Home Loan Bank were as follows.

                                                             2003     2002
                                                            ------   -------
Maturity January 2004 at 1.09% floating rate                $7,500   $    --

Maturities August 2005 thru March 2009, primarily fixed
at rates from 5.07% to 6.96%, averaging 5.53%                   --    11,430
                                                            ------   -------

   Total                                                    $7,500   $11,430
                                                            ======   =======

In December 2003, the Company prepaid $11,195 in Federal Home Loan Bank advances, with an average cost of 5.52% and an average remaining maturity of 4.5 years. These fixed rate advances were arranged primarily in 1998 and 1999 and were used to finance mortgage loans which had prepaid. Accordingly, the loans represented an inappropriate and costly source of funding which was not necessary due to the liquidity position of the Company. The pre-tax prepayment penalty associated with this transaction was $1,270 and is included in interest expense on Federal Home Loan Bank advances and other debt in the 2003 Consolidated Statement of Operations.

The floating rate advances outstanding at year-end 2003 can be prepaid at any time with no penalty. The advances were collateralized by $34,795 and $47,004 of first mortgage loans under a blanket lien arrangement and $1,296 and $2,343 of securities at year-end 2003 and 2002.

Loan Payable: The Company had a 4.30% note payable with a financial institution with a balance of $4,900 at year-end 2002. The loan was repaid in full during 2003 and represented the remaining balance of a $7,000 loan which had been obtained to fund a return of capital dividend declared in 2000. The note was secured by stock the Company owns in the Bank and the Bank was required

--------------------------------------------------------------------------------
                                  (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Dollar amounts in thousands except per share data)

--------------------------------------------------------------------------------

maintain a deposit with the lending institution in the amount of the loan which earned interest at 1.90% below the loan rate.

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES AND OTHER DEBT (Continued)

Trust Preferred Securities: A trust formed by the Company issued $5,000 of 3 month LIBOR plus 2.85% floating rate trust preferred securities in 2003 as part of a pooled offering of such securities. The Company issued subordinated debentures to the trust in exchange for the proceeds of the offering, which debentures represent the sole asset of the trust. The Company may redeem the subordinated debentures, in whole but not in part, any time after five years at par. The subordinated debentures must be redeemed no later than 2033.

Under new accounting guidance, FASB Interpretation No. 46, as revised in December 2003, the trust is not consolidated with the Company. Accordingly, the Company does not report the securities issued by the trust as liabilities, and instead reports as liabilities the subordinated debentures issued by the Company and held by the trust.

                              PAYMENT INFORMATION:

Required payments on all debt over the next five years are:

2004   $7,500
       ======

NOTE 8 - OTHER BENEFIT PLANS

Multi-employer pension plan: The Company participates in a multiemployer contributory trustee pension plan. The retirement benefits to be provided by the plan were frozen as of June 30, 2003 and future employee participation in the plan was stopped. The plan was maintained for all eligible employees and the benefits were funded as accrued through the purchase of individual life insurance policies. The cost of funding was charged directly to operations. The unfunded liability at June 30, 2003 totaled $96. The Company's contribution for the plan year ending June 30, 2004 totaled $34. The Company made no contributions for 2002 or 2001.

401(k) Plan: In 2003, the Company instituted a 401(k) benefit plan. Employees 21 years of age and older are eligible to participate and are eligible for Company matching contributions after one year of service. The plan allows employee contributions up to 90% of their compensation, which may be matched by the Company on a discretionary basis. There was no match in 2003.

Stock Based Incentive Plans: Stock based incentive plans (SBIP) provide for stock option grants and restricted stock awards to directors, officers and employees. The 1999 Stock Based Incentive Plan was approved by shareholders on July 13, 1999. The plan provided for 193,887 shares for stock option grants and 77,554 shares for restricted stock awards. The 2003 Equity Compensation Plan was ratified by shareholders on April 23, 2003. The plan provided an aggregate of 100,000 shares for stock option grants and restricted stock awards, including up to a maximum of 30,000 shares for restricted stock awards. Both plans provide for options to be granted for terms of up to,

--------------------------------------------------------------------------------
                                   (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Dollar amounts in thousands except per share data)

--------------------------------------------------------------------------------

but not exceeding ten years from the date of grant and cannot be granted at a price less than the fair market value of the common stock on the date of grant. Shares related to forfeited stock options and restricted stock awards become available for subsequent grant under the terms of the plans.

Compensation expense for restricted stock awards is based on the fair value of the stock at the date of grant and is recognized over the vesting period. Total restricted stock awards issuable under the plans are 107,554. 28,500 shares were issued in 2003 and no shares were issued in 2002. At December 31, 2003, 97,526 restricted stock awards were outstanding of which 57,007 had vested. Compensation expense was $141, $110 and $95 for 2003, 2002 and 2001. Unearned compensation is reported as a reduction of shareholders' equity until earned.

NOTE 9 - ESOP PLAN

Until the plan was terminated in 2003, employees participated in an Employee Stock Ownership Plan (ESOP). The ESOP borrowed from the Company to purchase 155,111 shares of stock at $10 per share. The Company made discretionary contributions to the ESOP, and paid dividends on unallocated shares to the ESOP, and the ESOP used funds it received to repay the loan. When loan payments were made, ESOP shares were allocated to participants based on relative compensation and expense was recorded. Dividends on allocated shares increased participant accounts.

The ESOP received $738 from a return of capital distribution paid by the Company in 2000 and purchased an additional 83,353 shares with the proceeds.

At the time of termination, there were 122,882 unearned ESOP shares of which 81,000 shares were sold and the proceeds were used to repay the outstanding balance of the loan incurred to fund the ESOP plan at inception. The remaining 41,882 shares were allocated to participants on a fully vested basis. The cost associated with terminating the ESOP totaled $638 and is included in salaries and employee benefits expense in the 2003 Consolidated Statement of Operations.

Contributions to the ESOP during 2003, 2002 and 2001 were $0, $159 and $152. Expense for 2003, 2002, and 2001 was $638, $222 and $190.

Shares held by the ESOP were as follows:

                                     2002
                                   --------
Allocated to participants           108,483
Unearned                            122,882
                                   --------

   Total ESOP shares                231,365
                                   ========
   Fair value of unearned shares   $  1,153
                                   ========

--------------------------------------------------------------------------------
                                   (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Dollar amounts in thousands except per share data)

--------------------------------------------------------------------------------

NOTE 10 - INCOME TAXES

Income tax expense (benefit) was as follows.

                     2003    2002   2001
                   -------   ----   ----
Current federal    $    95   $175   $276
Deferred federal    (1,083)   138     36
                   -------   ----   ----

Total              $  (988)  $313   $312
                   =======   ====   ====

Effective tax rates differ from federal statutory rate of 34% applied to income
(loss) before income taxes due to the following.

                                               2003       2002      2001
                                             -------     -----     -----
Federal statutory rate times financial
   statement income (loss)                   $(1,143)    $ 336     $ 309
Effect of:
ESOP shares released at fair market value        207         1        --
Bank owned life insurance income                 (64)      (23)       --
Other                                             12        (1)        3
                                             -------     -----     -----
                                             $  (988)    $ 313     $ 312
                                             =======     =====     =====
Effective tax rate                             (29.4%)    31.7%     34.3%

Year-end deferred tax assets and liabilities were due to the following.

                                              2003    2002
                                             ------   ----
Deferred tax assets:
   Allowance for loan losses                 $  141   $123
   Deferred loan fees                           160    265
   Nonaccrual interest                           36     30
   Accrued stock awards                          39     16
   Net operating loss                         1,325     --
   Other                                         14     --
                                             ------   ----
                                              1,715    434

Deferred tax liabilities:
   Depreciation                                 229     76
   FHLB stock dividend                          378    330
   Mortgage servicing rights                     75     68
   Unrealized gain on securities available
      for sale                                  103     14
   Other                                         --     10
                                             ------   ----
                                                785    498
                                             ------   ----

Net deferred tax asset (liability)           $  930   $(64)
                                             ======   ====

--------------------------------------------------------------------------------
                                   (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (Dollar amounts in thousands except per share data)

--------------------------------------------------------------------------------

NOTE 10 - INCOME TAXES (Continued)

Federal income tax laws provided additional bad debt deductions through 1987, totaling $2,250. Accounting standards do not require a deferred tax liability to be recorded on this amount, which otherwise would total $765 at year-end 2003. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws were to change, this amount would be expensed.

No valuation allowance has been recorded against the deferred tax asset for net operating losses totaling $3,897 which expire in 2023 because the benefit is more likely than not to be realized.

NOTE 11 - RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates in 2003 were as follows.

Beginning balance                      $ 607
New loans                                 --
Effect of changes in related parties    (599)
Repayments                                (8)
                                       -----
Ending balance                         $  --
                                       =====

Deposits from principal officers, directors, and their affiliates at year-end 2003 and 2002 were $384 and $300.

NOTE 12 - STOCK OPTIONS

Options to buy stock are granted to directors, officers and employees under the 1999 Stock Based Incentive Plan and 2003 Equity Compensation Plan, which provide for issue of up to 293,887 options. Exercise price is the market price at date of grant, so there is no compensation expense recognized in the income statement. The maximum option term is ten years, and options vest over three to five years.

--------------------------------------------------------------------------------
                                   (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Dollar amounts in thousands except per share data)

--------------------------------------------------------------------------------

NOTE 12 - STOCK OPTIONS (Continued)

A summary of the activity in the plan is as follows.

                                               2003                  2002                  2001
                                      -------------------   -------------------   -------------------
                                                 Weighted              Weighted              Weighted
                                                  Average               Average               Average
                                                 Exercise              Exercise              Exercise
                                       Shares      Price     Shares      Price     Shares      Price
                                      --------   --------   --------   --------   --------   --------
Outstanding at beginning of year       182,497    $ 9.23     182,497     $9.23     182,497     $9.23
Granted                                 77,758     11.79          --                    --
Exercised                              (37,302)     9.23          --                    --
Forfeited                              (13,232)     9.26          --                    --
                                      --------    ------    --------     -----    --------     -----
Outstanding at end of year             209,721    $10.17     182,497     $9.23     182,497     $9.23
                                      ========    ======    ========     =====    ========     =====

Options exercisable at year-end        101,285    $ 9.20     107,903     $9.22      71,402     $9.21
                                      ========    ======    ========     =====    ========     =====

Weighted average fair value of
   options granted during year        $   3.96              $     --              $     --
                                      ========              ========              ========

Options outstanding at year-end 2003 were as follows.

                          Outstanding                   Exercisable
              -----------------------------------   ------------------
                             Weighted
                             Average     Weighted             Weighted
Range of                    Remaining     Average              Average
Exercise                   Contractual   Exercise             Exercise
Prices            Number       Life        Price     Number     Price
--------------   -------   -----------   --------   -------   --------
$9.19 - $13.94   209,721    7.0 years     $10.17    101,285    $9.20
                 =======    =========     ======    =======    =====

--------------------------------------------------------------------------------
                                  (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Dollar amounts in thousands except per share data)

--------------------------------------------------------------------------------

NOTE 13 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2003 and 2002, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that Management believes have changed the institution's category.

Actual and required capital amounts and ratios are presented below at year-end.

                                                                          To Be Well
                                                                      Capitalized Under
                                                     For Capital      Prompt Corrective
                                     Actual       Adequacy Purposes   Action Provisions
                                ---------------   -----------------   -----------------
                                Amount    Ratio     Amount   Ratio      Amount   Ratio
                                ------    -----     ------   -----      ------   -----
2003
Total Capital to risk
   weighted assets              $15,093   21.6%     $5,597    8.0%      $6,997   10.0%

Tier 1 (Core) Capital to risk
   weighted assets               14,678   21.0%      2,799    4.0%       4,198    6.0%

Tier 1 (Core) Capital to
   adjusted assets               14,678   13.9%      4,217    4.0%       5,272    5.0%

Tangible Capital (to
   adjusted total assets)        14,678   13.9%      1,584    1.5%         N/A

--------------------------------------------------------------------------------
                                  (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (Dollar amounts in thousands except per share data)

--------------------------------------------------------------------------------

NOTE 13 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS (CONTINUED)

                                                                          To Be Well
                                                                      Capitalized Under
                                                     For Capital      Prompt Corrective
                                     Actual       Adequacy Purposes   Action Provisions
                                ---------------   -----------------   -----------------
                                 Amount   Ratio     Amount   Ratio      Amount   Ratio
                                -------   -----     ------   -----      ------   -----
2002
Total Capital to risk
   weighted assets              $21,163   38.6%     $4,385    8.0%      $5,482   10.0%

Tier 1 (Core) Capital to risk
   weighted assets               20,802   38.0%      2,193    4.0%       3,289    6.0%

Tier 1 (Core) Capital to
   adjusted assets               20,802   18.9%      4,403    4.0%       5,504    5.0%

Tangible Capital (to adjusted
   total assets)                 20,802   18.9%      1,650    1.5%         N/A

The Qualified Thrift Lender test requires at least 65% of assets be maintained in housing-related finance and other specified areas. If this test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or the Bank must convert to a commercial bank charter. Management believes that this test is met.

When the Bank converted from a mutual to a stock institution, a "liquidation account" was established at $14,300, which was net worth reported in the conversion prospectus. Eligible depositors who have maintained their accounts, less annual reductions to the extent they have reduced their deposits, would receive a distribution from this account if the Bank liquidated. Dividends may not reduce shareholders' equity below the required liquidation account balance.

Office of Thrift Supervision (OTS) regulations limit capital distributions by savings associations. Generally, capital distributions are limited to undistributed net income for the current and prior two years. At year-end 2003, no amount is available to pay dividends to the Company without prior approval from the OTS.

--------------------------------------------------------------------------------
                                  (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (Dollar amounts in thousands except per share data)

--------------------------------------------------------------------------------

NOTE 14 - LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amount of financial instruments with off-balance-sheet risk was as follows at year-end.

                                  2003               2002
                            ----------------   ----------------
                            Fixed   Variable   Fixed   Variable
                             Rate     Rate      Rate     Rate
                            -----   --------   -----   --------
Commitments to make loans    $486     $  520    $123     $  769
Unused lines of credit                 4,257              2,294

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments have interest rates ranging from 5.25% to 7.00% and maturities ranging from 15 years to 30 years.

--------------------------------------------------------------------------------
                                   (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (Dollar amounts in thousands except per share data)

--------------------------------------------------------------------------------

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at year-end:

                                                                       2003                  2002
                                                               -------------------   -------------------
                                                               Carrying     Fair     Carrying      Fair
                                                                Amount     Value      Amount       Value
                                                               --------   --------   --------   --------
Financial assets
   Cash and cash equivalents                                   $  8,936    $ 8,936   $ 12,861   $ 12,861
   Interest-bearing deposits in other financial institutions      1,587      1,587      7,205      7,205
   Securities available for sale                                 27,126     27,126      1,439      1,439
   Securities held to maturity                                       --         --     17,822     18,169
   Loans held for sale                                              106        107         --         --
   Loans, net                                                    58,024     59,341     62,565     65,119
   Federal Home Loan Bank stock                                   3,626      3,626      3,485      3,485
   Accrued interest receivable                                      487        487        403        403

Financial liabilities
   Deposits                                                     (73,358)   (72,789)   (74,690)   (75,345)
   Federal Home Loan Bank advances                               (7,500)    (7,500)   (11,430)   (12,819)
   Loan payable                                                      --         --     (4,900)    (4,900)
   Subordinated debentures                                       (5,155)    (5,155)        --         --
   Accrued interest payable                                         (65)       (65)       (63)       (63)

The methods and assumptions used to estimate fair value are described as follows.

Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements.

--------------------------------------------------------------------------------
                                   (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (Dollar amounts in thousands except per share data)

--------------------------------------------------------------------------------

NOTE 16 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Central Federal Corporation follows.

CONDENSED BALANCE SHEETS
December 31

                                                     2003      2002
                                                   -------   -------
ASSETS
Cash and cash equivalents                          $ 9,238   $   516
Investment in banking subsidiary                    15,099    20,831
Investment in and advances to other subsidiaries       155        --
Other assets                                           755     1,291
                                                   -------   -------
Total assets                                       $25,247   $22,638
                                                   =======   =======

LIABILITIES AND EQUITY
Debt                                               $ 5,155   $ 4,900
Accrued expenses and other liabilities                 236       155
Shareholders' equity                                19,856    17,583
                                                   -------   -------
Total liabilities and shareholders' equity         $25,247   $22,638
                                                   =======   =======

CONDENSED STATEMENTS OF OPERATIONS
Years ended December 31

                                          2003     2002    2001
                                        -------   -----   ------
Interest income                         $    20   $  77   $   86
Other income                                 11      --       --
Interest expense                             59     297      494
Other expense                               338     173      204
                                        -------   -----   ------
Loss before income tax and
   effect of subsidiaries' operations      (366)   (393)    (612)
Income tax benefit                         (125)   (137)    (208)
Effect of subsidiaries' operations       (2,133)    930    1,002
                                        -------   -----   ------
Net income (loss)                       $(2,374)  $ 674   $  598
                                        =======   =====   ======

--------------------------------------------------------------------------------
                                   (Continued)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (Dollar amounts in thousands except per share data)

--------------------------------------------------------------------------------

NOTE 16 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
(Continued)

CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31

                                                       2003      2002      2001
                                                     -------   -------   -------
Cash flows from operating activities
   Net income (loss)                                 $(2,374)  $   674   $   598
   Adjustments:
      Effect of subsidiaries' operations               2,133      (930)   (1,002)
      Change in other assets and other liabilities      (236)     (230)      421
                                                     -------   -------   -------
         Net cash from operating activities             (477)     (486)       17

Cash flows from investing activities
   Cash received in repayment of ESOP loan               853       212       212
   Dividends received from bank                        5,437     2,800        --
   Investments in subsidiaries                          (155)       --        --
                                                     -------   -------   -------
         Net cash from investing activities            6,135     3,012       212

Cash flows from financing activities
   Proceeds of borrowings                              5,155        --        --
   Repayments of borrowings                           (4,900)   (2,100)       --
   Proceeds from stock issue                           3,119        --        --
   Proceeds from exercise of stock options               345        --        --
   Purchase of treasury stock                             --    (1,044)      (75)
   Dividends paid                                       (655)     (551)     (482)
   Dividends on unallocated ESOP shares                   --       (53)      (60)
                                                     -------   -------   -------
         Net cash from financing activities            3,064    (3,748)     (617)
                                                     -------   -------   -------

Net change in cash and cash equivalents                8,722    (1,222)     (388)

Beginning cash and cash equivalents                      516     1,738     2,126
                                                     -------   -------   -------

Ending cash and cash equivalents                     $ 9,238   $   516   $ 1,738
                                                     =======   =======   =======

--------------------------------------------------------------------------------
                                  (Continued)

NOTE 17 - EARNINGS PER SHARE

The factors used in the earnings per share computation follow.

                                                                    2003         2002         2001
                                                                 ----------   ----------   ----------
Basic
   Net income (loss)                                             $   (2,374)  $      674   $      598
                                                                 ==========   ==========   ==========

   Weighted average common shares outstanding                     1,815,210    1,530,429    1,564,797
                                                                 ==========   ==========   ==========

   Basic earnings (loss) per common share                        $    (1.31)  $     0.44   $     0.38
                                                                 ==========   ==========   ==========

Diluted
   Net income (loss)                                             $   (2,374)  $      674   $      598
                                                                 ==========   ==========   ==========

   Weighted average common shares outstanding for basic
      earnings (loss) per share                                   1,815,210    1,530,429    1,564,797

   Add: Dilutive effects of assumed exercises of stock options
      and stock based incentive plan shares                          45,349       31,570        4,713
                                                                 ----------   ----------   ----------

   Average shares and dilutive potential common shares            1,860,559    1,561,999    1,569,510
                                                                 ==========   ==========   ==========

   Diluted earnings (loss) per common share                      $    (1.28)  $     0.43   $     0.38
                                                                 ==========   ==========   ==========

All stock options for shares of common stock were considered in computing diluted earnings per common share for 2003. Stock options for 8,000 shares of common stock were not considered in computing diluted earnings per common share for 2002 and 2001 because they were antidilutive.

CENTRAL FEDERAL CORPORATION
AND CENTRAL FEDERAL BANK
BOARD OF DIRECTORS

David C. Vernon, Chairman
President & Chief Executive Officer
Central Federal Corporation

Chairman & Chief Executive Office
Central Federal Bank

Jeffrey W. Aldrich
Former President
Sterling China Co.

Mark S. Allio
President and CEO
Rock Financial Services

Thomas P. Ash
Superintendent
Mid-Ohio Educational Service Center

William R. Downing
President
R.H. Downing, Inc.

Gerry W. Grace
President
Grace Services, Inc.

Jerry F. Whitmer
Partner
Brouse McDowell

CENTRAL FEDERAL BANK
COLUMBUS DEVELOPMENT BOARD

Daniel P. Finkelman
Senior Vice President
Limited Brands, Inc.

Julia F. Johnson
Former Senior Vice President
Bank One Corp.

R. Parker MacDonell
President - Columbus Region
Central Federal Bank

John L. Mead
Owner
Little Turtle Golf Course

Louis A. Nobile, Jr.
Former President
Bank One Lima

Robert F. Parsons
Director of Development & Marketing
Communities in Schools, Columbus Inc.

Kim Rice Wilson
President
Six String Concerts


CENTRAL FEDERAL CORPORATION
OFFICERS

David C. Vernon
Chairman, President &
Chief Executive Officer

Eloise L. Mackus
Senior Vice President,
General Counsel & Secretary

Therese A. Liutkus, CPA
Chief Financial Officer

CENTRAL FEDERAL BANK
OFFICERS

David C. Vernon
Chairman & Chief Executive Officer

Raymond E. Heh
President & Chief Operating Officer

Edward L. Baumgardner
Regional President - Columbiana County

R. Parker MacDonell
Regional President - Columbus

Eloise L. Mackus
Senior Vice President, General Counsel & Secretary

Therese A. Liutkus, CPA
Chief Financial Officer

William R. Reed
Senior Credit Officer

Daniel F. Galeoti
Vice President

Charles O. Standley
Vice President

J. Brent Thomas
Vice President

Nancianne Dodgson
Assistant Vice President

Deborah L. Jacob
Assistant Vice President

John S. Lawell
Assistant Vice President

Daphne U. Moehring
Assistant Vice President

Diana M. Spencer
Assistant Vice President

Allan G. Dingey
Bank Security Officer

Stephen C. Burt
Commercial Banking Officer

Janna L. Cable
Loan Officer

Marjorie K. Minor
Loan Officer

Laura L. Martin
Assistant Secretary

CENTRAL FEDERAL BANK
OFFICE LOCATIONS
FAIRLAWN
2923 Smith Road
Akron, Ohio  44333
330-666-7979

David C. Vernon
Chairman & Chief Executive Officer

Raymond E. Heh
President & Chief Operating Officer

Eloise L. Mackus
Senior Vice President,
General Counsel & Secretary

Therese A. Liutkus, CPA
Chief Financial Officer

William R. Reed
Senior Credit Officer

Nancianne Dodgson
Assistant Vice President,
Office Manager

Danielle M. Boxler
Client Service Manager

Stephen C. Burt
Commercial Banking Officer

Krista J. Dobronos
Client Service Representative

Kenneth V. Hastings
Client Service Manager

Deborah L. Jacob
Assistant Vice President, Compliance & Audit

John S. Lawell
Assistant Vice President
Operations

Leigh Ann Martelon
Staff Accountant

Laura L. Martin
Assistant Secretary,
Executive Assistant

Richard J. Miller
Accounting Manager

Amy L. Tenney
Controller

Mary D. Williams
Accounting
Bank Secrecy Act Officer

WELLSVILLE
601 Main Street
Wellsville, Ohio  43968
330-532-1517

Edward L. Baumgardner
Regional President -
Columbiana County

Diana M. Spencer
Assistant Vice President,
Wellsville and Calcutta
Office Manager

Joan L. Boley
Loan Operations

Lisa A. Conkle
Mortgage Loan Processor

Amy Dalrymple
Teller

Allan G. Dingey
Client Service Manager
and Collections

Daniel F. Galeoti
Vice President,
Mortgage Lending

Sheryl A. Gibson
Teller

Michele R. Guildoo
Administrative Assistant,
Human Resources Coordinator

Carolyn J. LaScola
Teller

Kimberlee K. Little
Mortgage Loan Processor

Marjorie K. Minor
Loan Officer

Vicky M. Novacky
Teller

Susan D. Pickens
Deposit Operations

Becky Sant
Teller

Patricia A. Wilson
Teller

Teresa L. Wilson
Teller

CALCUTTA
49028 Foulks Drive
Calcutta, Ohio  43920
330-385-4323

Charles O. Standley
Vice President,
 Consumer Lending

Janice L. Boso
Teller

Janna L. Cable
Loan officer

Margie C. Cline
Teller

Pamela S. Davis
Commercial Loan Operations and
Consumer Lending

Marian C. Ferlaino
Client Service Supervisor

Mary C. Gilkinson
Teller

Rhonda R. McDole
Teller

Delores M. Mosti
Consumer Lending

COLUMBUS
4249 Easton Way, Suite 125
Columbus, Ohio  43219
614-334-7979

R. Parker MacDonell
Regional President-
Columbus

Daphne U. Moehring
Assistant Vice President,
Office Manager

Matthew Allyn
Client Service Manager

Arline R. Moore
Administrative Assistant

J. Brent Thomas
Vice President,
Business Banker

Corporate Data

Annual Report

A copy of the Annual Report on Form 10-KSB filed with the Securities and Exchange Commission will be available March 30, 2003 without charge upon written request to:

Therese A. Liutkus - Chief Financial Officer
Central Federal Corporation
2923 Smith Road
Fairlawn, Ohio  44333
Phone: 330-666-7979 ext. 1012
Fax: 330-666-7959
Email: TerriLiutkus@centralfedbank.com

Annual Meeting

The Annual Meeting of Shareholders of Central Federal Corporation will be held at 10 a.m. on Tuesday, April 20, 2004 at the Central Federal Bank Fairlawn Office, 2923 Smith Road, Fairlawn, Ohio 44333.

Shareholder Services

The Registrar and Transfer Company serves as transfer agent for Central Federal Corporation shares. Communications regarding change of address, transfer of shares or lost certificates should be sent to:

The Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
Phone:  800-368-5948


                                      119