Form 10KSB, Exhibit 13
period 2004-12-31
CENTRAL FEDERAL CORP
filed 2005-03-30
CIK 1070680

                                                                               .
                                                                               .
                                                                               .

                                                                    EXHIBIT 13.1

  ANNUAL REPORT TO SECURITY HOLDERS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

Table of Contents

                                                               Page
Message to Shareholders                                          3

Management's Discussion and Analysis of
Financial Condition and Results of Operations
Selected Financial and Other Data                                4
General                                                          6
Forward-Looking Statements                                       6
Management Strategy                                              7
Financial Condition                                              8
Comparison of Results of Operations for 2004 and 2003            9
Comparison of Results of Operations for 2003 and 2002           11
Asset/Liability Management and Market Risk                      14
Liquidity and Capital Resources                                 15
Impact of Inflation                                             15
Critical Accounting Policies                                    16
Market Prices and Dividends Declared                            16

Financial Statements
Report of Independent Registered Public Accounting Firm         17
Consolidated Financial Statements                               18
Notes to Consolidated Financial Statements                      23

Board of Directors and Officers                                 42

CFBank and Reserve Mortgage Services, Inc. Office Locations     43

Corporate Data

Annual Report                                                   44
Annual Meeting                                                  44
Shareholder Services                                            44

Message to Shareholders

Dear Shareholders,

For more than 112 years the officers and employees of our Company have served the financial services needs of the communities of Wellsville and Calcutta, Ohio with distinction, and in the past two years we began to serve the communities of Summit and Franklin Counties. To position ourselves for this growth and future profitability, we have invested in people, technology and products. More importantly, we have developed a customer service approach and corporate values that will serve our customers and our Company.

Our plan involved the execution of a number of action items, which have been discussed in various press releases and regulatory filings throughout the year. We urge you to review the Management Discussion and Analysis section of this annual report for additional details about the actions we have taken to position Central Federal Corporation for the future.

Specifically, we

      -     Relocated our Fairlawn office in April

      -     Acquired Reserve Mortgage Services in October

      -     Increased the commercial and multi-family loan portfolio by 407%

      -     Added online banking services

      -     Implemented a long-term succession plan

Each of these actions enhanced Central Federal Corporation.

We are now poised to deliver on the promise of creating value for our customers, our community and our stockholders.

We look forward to the opportunity to build on the accomplishments of 2004, which were made possible by the efforts of so many individuals. Thank you for your support of Central Federal Corporation. We are continuing our efforts to grow and become even stronger.

David C. Vernon
Chairman

Mark S. Allio
Vice Chairman, President and CEO

      Management's Discussion and Analysis of Financial Condition and Results of Operations

The selected financial and other data of the Company set forth below is derived in part from, and should be read in conjunction with the Financial Statements of the Company and Notes thereto presented elsewhere in this report.

                                                          AT DECEMBER 31,
                                     ---------------------------------------------------------
                                        2004        2003        2002        2001        2000
                                     ---------   ---------   ---------   ---------   ---------
                                                      (DOLLARS IN THOUSANDS)
SELECTED FINANCIAL CONDITION DATA:
Total assets                         $ 171,005   $ 107,011   $ 110,551   $ 120,927   $ 140,933
Cash and cash equivalents               32,675       8,936      12,861       4,329       2,930
Securities available for sale           13,508      27,126       1,439       2,092       3,090
Securities held to maturity                  -           -      17,822      23,343      35,796
Loans, net(1)                          108,149      58,024      62,565      70,570      86,265
Allowance for loan losses                  978         415         361         373         354
Nonperforming assets                       418         934         783         985         489
Foreclosed assets                          132         193           2          98           -
Goodwill                                 1,749           -           -           -           -
Other intangible assets                    299           -           -           -           -
Deposits                               101,624      73,358      74,690      76,168      73,997
Federal Home Loan Bank advances         41,170       7,500      11,430      18,393      40,536
Other borrowings                         2,249           -       4,900       7,000       7,000
Subordinated debentures                  5,155       5,155           -           -           -
Total shareholders' equity              19,507      19,856      17,583      18,160      17,833

                                                                FOR THE YEAR ENDED DECEMBER 31,
                                                        ----------------------------------------------
                                                           2004      2003      2002     2001     2000
                                                        ---------  --------  -------  -------  -------
                                                                     (DOLLARS IN THOUSANDS)
SUMMARY OF EARNINGS:
Total interest income                                   $   6,144  $  5,435  $ 7,067  $ 9,588  $ 9,834
Total interest expense                                      2,149     3,521    3,462    5,299    5,802
                                                        ---------  --------  -------  -------  -------
   Net interest income                                      3,995     1,914    3,605    4,289    4,032
Provision for loan losses                                     646       102       19       62        -
                                                        ---------  --------  -------  -------  -------
   Net interest income after provision for loan losses      3,349     1,812    3,586    4,227    4,032
Noninterest income
   Net gain (loss) on sale of securities                      (55)       42       16       15       10
   Other                                                      592       714      549      169      284
                                                        ---------  --------  -------  -------  -------
      Total noninterest income                                537       756      565      184      294
Noninterest expense                                         6,420     5,930    3,164    3,501    3,900
                                                        ---------  --------  -------  -------  -------
Income (loss) before income taxes                          (2,534)   (3,362)     987      910      426
Income tax expense (benefit)                                 (872)     (988)     313      312      150
                                                        ---------  --------  -------  -------  -------
      Net income (loss)                                 $  (1,662) $ (2,374) $   674  $   598  $   276
                                                        =========  ========  =======  =======  =======

                                                    (See footnotes on next page)

           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

                                                                  AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                           ---------------------------------------------------
                                                              2004      2003      2002       2001       2000
                                                           ---------  --------  --------   --------   --------
SELECTED FINANCIAL RATIOS AND OTHER DATA:

PERFORMANCE RATIOS:(2)
Return on average assets                                      (1.23%)   (2.19%)    0.58%      0.45%      0.02%
Return on average equity                                      (8.60%)  (12.34%)    3.76%      3.32%      1.27%
Average yield on interest-earnings assets(3)                   5.03%     5.62%     6.98%      7.71%      7.42%
Average rate paid on interest-bearing liabilities              1.93%     2.63%     3.63%      4.65%      5.01%
Average interest rate spread(4)                                3.10%     2.99%     3.35%      3.06%      2.21%
Net interest margin, fully taxable equivalent(5) (11)          3.27%     3.28%     3.56%      3.45%      2.96%
Interest-earning assets to interest-bearing
liabilities                                                  109.82%   113.38%   106.09%    109.17%    120.16%
Efficiency ratio(6)                                          139.96%   225.65%    76.17%     78.53%     90.36%
Noninterest expense to average assets                          4.74%     5.47%     2.74%      2.63%      2.82%
Dividend payout ratio                                           n/m       n/m     83.72%     81.58%       n/m

CAPITAL RATIOS:(2)
Equity to total assets at end of period                       11.41%    18.56%    15.90%     15.02%     12.65%
Average equity to average assets                              14.26%    17.76%    15.54%     13.54%     15.68%
Tangible capital ratio (9)                                     8.10%    13.90%    18.90%     18.40%     15.60%
Core capital ratio (9)                                         8.10%    13.90%    18.90%     18.40%     15.60%
Risk-based capital ratio (9)                                  12.20%    21.60%    38.60%     35.70%     32.40%

ASSET QUALITY RATIOS:(2)
Nonperforming loans to total loans (7)                         0.26%     1.28%     1.25%      1.25%      0.56%
Nonperforming assets to total assets(8)                        0.24%     0.87%     0.71%      0.81%      0.35%
Allowance for loan losses to total loans                       0.90%     0.71%     0.57%      0.53%      0.41%
Allowance for loan losses to nonperforming loans (7)         341.99%    56.01%    46.22%     42.24%     72.39%
Net charge-offs to average loans                               0.10%     0.08%     0.05%      0.05%      0.02%

PER SHARE DATA:
Basic earnings (loss) per share                            ($  0.82)  $ (1.31)  $  0.44    $  0.38    $  0.17
Diluted earnings (loss) per share                             (0.82)    (1.31)     0.43       0.38       0.17
Dividends declared (10)                                        0.36      0.36      0.36       0.31       6.25
Tangible book value per share at year end                      7.99      9.81     10.68      10.42      10.19

-------------

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

(9)   Regulatory capital ratios of CFBank.

(10)  The Company paid a return of capital dividend of $6.00 per share in 2000.

(11) Calculated excluding the $1.3 million penalty on prepayment of Federal Home Loan Bank advances in 2003.

n/m - not meaningful

          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

      GENERAL

      Central Federal Corporation (formerly known as Grand Central Financial Corp.) was formed as a thrift holding company as a result of the conversion of CFBank (formerly known as Central Federal Savings and Loan Association of Wellsville and, more recently as Central Federal Bank) from a federally chartered mutual savings and loan association to a federally chartered stock savings and loan association in December of 1998.

      Management's discussion and analysis represents a review of the Company's consolidated financial condition and results of operations. This review should be read in conjunction with the consolidated financial statements and footnotes.

      The Company's results of operations are dependent primarily on net interest income, which is the difference ("spread") between the interest income earned on its loans, securities and other interest-earning assets and its cost of funds, consisting of interest paid on its deposits and borrowed funds. The interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. The Company's net income is also affected by, among other things, loan fee income, provisions for loan losses, loan sales, service charges, operating expenses and franchise and income taxes. The Company's revenues are derived primarily from interest on mortgage loans, consumer loans, commercial loans and securities, as well as income from service charges and loan sales. The Company's operating expenses principally consist of interest expense, employee compensation and benefits, occupancy and other general and administrative expenses. The Company's results of operations are significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities. Future changes in applicable laws, regulations or government policies may also materially impact the Company.

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

      MANAGEMENT STRATEGY

          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

      The Company is a community-oriented financial institution offering a variety of financial services to meet the needs of the communities it serves. The Company attracts deposits from the general public and uses such deposits, together with borrowings and other funds, primarily to originate commercial and commercial real estate loans, single-family and multi-family residential mortgage loans, home equity lines of credit and short-term consumer loans.

      During 2004, the Company continued to execute the plan for growth, which started with significant changes in 2003 to utilize its strong capital position to take advantage of opportunities for expansion into business financial services and position itself for growth in the Fairlawn and Columbus, Ohio markets.

      Commercial, commercial real estate and multi-family mortgage loan balances increased $42.3 million, or 407% during 2004 and totaled $52.7 million at December 31, 2004, as the Company continued its focus on business financial lending. The Fairlawn office moved from its temporary location and opened for business in a newly constructed office building in April 2004 and the Bank began using its new name, CFBank. On October 22, 2004, the Company completed its acquisition of Reserve Mortgage Services, Inc. (Reserve), which will enable the Company to significantly expand mortgage services.

      The Company continued to sell current originations of long-term fixed-rate mortgages during 2004, rather than subject the Company to the interest rate risk associated with rising interest rates when such loans are held in portfolio. The Company also borrowed $12.3 million from the Federal Home Loan Bank using fixed rate advances with maturities from March 2005 through September 2008 in order to protect the Company from increased funding costs associated with rising interest rates.

      In December 2004, the Company announced the appointment of Mark S. Allio as Chief Executive Officer and President effective February 1, 2005. Mr. Allio brings over 15 years of banking experience to the management staff, particularly in the mortgage industry as he was President of Third Federal Savings, in Cleveland, Ohio and worked with a team to grow the business from $1.5 billion to $8.5 billion in assets between 1988 and 2002, becoming the largest federal mutual savings and loan in the country and the largest residential lender in Cuyahoga, Summit, Franklin and Hamilton Counties in Ohio.

      Profitability in 2004 was impacted by, and near-term profitability is expected to continue to be impacted by, the operating costs associated with offices in Fairlawn and Columbus, improvements in technology, staffing costs associated with the expansion and provision for loan losses resulting from increased commercial, commercial real estate and multi-family residential lending.

      The Company's profitability has also been negatively impacted by a rise in mortgage interest rates, which has caused consumer refinancing to slow, reducing the volume of loan originations, sales and resultant gains. The acquisition of Reserve is expected to significantly expand the Company's mortgage services and increase the Company's mortgage loan production. Although the Company currently expects that most of the

          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

      long-term fixed-rate mortgage loan originations will be sold on a servicing-released basis, a portion of the loans may be retained for portfolio within the Company's interest rate risk and profitability guidelines.

      In an effort to ease the economic and management burden of complying with the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) and other federal securities laws, the Company announced in October 2004 that it would ask stockholders to approve a reverse stock split to reduce the number of the Company's stockholders to fewer than 300 and allow the Company to "go private." A private company does not have to implement many complex and costly requirements of Sarbanes-Oxley, file Exchange Act reports or comply with the corporate governance rules and onerous disclosure requirements of the SEC and Nasdaq(R). The Board of Directors subsequently established a reverse stock split ratio of 1-to-325 shares and set $14.50 per share as a fair price to compensate stockholders who hold fewer than 325 shares and who would no longer remain stockholders of the Company after the effective date of the split. Significant numbers of individuals purchased 324 or fewer shares during months between the announcement and the Special shareholders' meeting on March 14, 2005. The dramatic increase in shares held by stockholders who own fewer than 324 shares substantially increased the number of shares to be repurchased in the going private transaction and, despite stockholder approval, the Board of Directors abandoned the transaction in the interest of the Company and its shareholders, as the cost of share repurchases was in excess of the $2 million ceiling which the board had set as the cost for going private.

      As a result, the Company continues to be subject to compliance with federal securities laws, including Sarbanes-Oxley. In 2006, the Company will be subject to the internal control provisions of Section 404 of Sarbanes-Oxley. The Company currently estimates that the cost of compliance with the internal control provisions will increase expenses by approximately $340,000 over 2005 and 2006 as the company implements the provisions, and $140,000 in subsequent years.

      The Company is not aware of any market or institutional trends, other events or uncertainties that are expected to have a material effect on liquidity, capital resources or operations. The Company is not aware of any current recommendations by its regulators which would have a material effect if implemented.

      FINANCIAL CONDITION

      GENERAL. Total assets increased $64.0 million, or 59.8% during 2004 and totaled $171.0 million at December 31, 2004 compared to $107.0 million at December 31, 2003 primarily due to growth in the commercial and multi-family loan portfolios and short term cash balances.

      CASH AND CASH EQUIVALENTS. Cash and cash equivalents totaled $32.7 million at December 31, 2004, an increase of $23.8 million from $8.9 million at December 31, 2003. The increase was primarily funds from overnight borrowings, which were invested in short term cash investments available to fund loans.

      SECURITIES. Securities available for sale declined $13.6 million during the year and totaled $13.5 million at December 31, 2004 compared to $27.1 million at December 31,

          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

      2003. Cash flows from maturities and sales were generally invested in short term cash investments in anticipation of commercial loan growth.

      LOANS. Loans, net increased $50.1 million, or 86.4% during 2004 and totaled $108.1 million at December 31, 2004 compared to $58.0 million at December 31, 2003 primarily due to growth in commercial, commercial real estate and multi-family mortgage loans and, to a lesser extent, growth in single-family mortgage loan balances. Commercial, commercial real estate and multi-family mortgage loan balances increased $42.3 million and totaled $52.7 million at December 31, 2004 compared to $10.4 million at December 31, 2003 as the Company continued to focus on business financial lending. Single-family mortgage loan balances increased $6.6 million during the year and totaled $41.4 million at December 31, 2004 compared to $34.8 million at December 31, 2003.

      DEPOSITS. Deposits increased $28.2 million, or 38.4% during 2004 and totaled $101.6 million at December 31, 2004 compared to $73.4 million at December 31, 2003. The increase was due to growth of $14.6 million in money market accounts, $9.6 million in certificate of deposit accounts and $4.4 million in checking accounts, primarily commercial checking accounts offset by a $383,000 decline in savings accounts. The growth in deposits is primarily the result of the Company's focus on commercial customer relationships. The growth in certificate of deposit accounts included $6.1 million in brokered deposits. The Company expects to continue to use brokered deposits as a source of funding depending on market conditions, pricing and funding needs.

      FEDERAL HOME LOAN BANK ADVANCES. Federal Home Loan Bank advances increased $33.7 million during 2004 and totaled $41.2 million at December 31, 2004 compared to $7.5 million at December 31, 2003 as advances were used to fund loan growth and short term cash investments. Fixed rate advances for terms of 1 through 4.5 years totaling $12.3 million were drawn primarily during the first six months of 2004 to fund loans at low borrowing interest rates and protect the Company's interest rate risk position as market interest rates increased.

      OTHER BORROWINGS. Other borrowings totaled $2.2 million at December 31, 2004 and represent the outstanding balance on a revolving line of credit with an unaffiliated bank, acquired in the Reserve acquisition. There were no other borrowings at December 31, 2003.

      SUBORDINATED DEBENTURES. Subordinated debentures totaled $5.2 million at year-end 2004 and 2003 and were issued by the Company in 2003 in exchange for the proceeds of a $5.0 million trust preferred securities offering issued by a trust formed by the Company. The proceeds of the offering are available to provide capital for CFBank to support growth.

      SHAREHOLDERS' EQUITY. Total shareholders' equity declined 1.8% during 2004 and totaled $19.5 million at December 31, 2004 compared to $19.9 million at December 31, 2003 primarily due to the net loss and dividends during the year offset by the issuance of additional capital in the acquisition of Reserve in October 2004. Capital levels remained strong as the Company continued to leverage its capital through growth. The

          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

      Company's capital ratio totaled 11.4% at December 31, 2004 compared to 18.6% at December 31, 2003.

      Office of Thrift Supervision (OTS) regulations require savings institutions to maintain certain minimum levels of regulatory capital. Additionally, the regulations establish a framework for the classification of savings institutions into five categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Generally, an institution is considered well-capitalized if it has a core (Tier 1) capital ratio of at least 5.0% (based on adjusted total assets); a core (Tier 1) risk-based capital ratio of a least 6.0%; and a total risk-based capital ratio of at least 10.0%. The Bank had capital ratios above the well-capitalized levels at December 31, 2004 and 2003.

      COMPARISON OF RESULTS OF OPERATIONS FOR 2004 AND 2003

      GENERAL. The Company incurred a net loss of $1.7 million or $.82 per diluted share in 2004, a 30.0% improvement from the net loss of $2.4 million or $1.31 per diluted share in 2003 primarily due to higher net interest income offset by additional provision for loan losses, a decline in gains on loan sales and increased noninterest expense.

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

      Net interest income totaled $4.0 million in 2004 compared to $1.9 million in 2003. Net interest income in 2003 included a $1.3 million pre-tax prepayment penalty incurred in the repayment of long-term, fixed-rate Federal Home Loan Bank advances, discussed below. Not including this prior year charge, net interest income increased 25.5% in 2004 compared to the 2003. The improvement in net interest income was due to the growth in assets, primarily commercial, commercial real estate and multi-family mortgage loans in accordance with the Company's growth strategy and a reduction in the cost of borrowings in 2004 due to payoff of the Federal Home Loan Bank advances, noted above and lower market interest rates.

      Interest income increased $709,000 or 13.0% to $6.1 million in 2004, compared to $5.4 million in 2003, primarily due to increased income on loans and short term cash investments offset by a decline in income on securities. Interest income on loans increased $652,000, or 15.5% in 2004 to $4.9 million, compared to $4.2 million in 2003, primarily due to growth in loan balances offset by lower yields on loans. Average loan balances increased $24.5 million and totaled $81.9 million in 2004 compared to $57.4 million in 2003 primarily due to loan growth pursuant to the Company's strategy to expand into business financial services in the Fairlawn and Columbus, Ohio markets. Average loan yields declined 139 basis points (bp) to 5.93% in 2004 compared to 7.32% in

          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

      2003 due to growth in commercial, commercial real estate and multi-family mortgage loans, which are primarily adjustable rate loans at lower rates than single-family mortgage loans, which comprised 59.6% of the loan portfolio in 2003 compared to 37.9% in 2004. Interest income on federal funds sold and other earning assets totaled $367,000 in 2004 and increased $215,000, or 141.4% from $152,000 in 2003 due to an increase in both the average balance and yield of other earning assets. The average balance of other earning assets increased $4.9 million and totaled $17.3 million in 2004 compared to $12.4 million in 2003 as the Company maintained short term cash balances in anticipation of loan growth. The yield on other earning assets increased 90 bp to 2.12% in 2004 from 1.22% in 2003 as market interest rates increased during 2004. Interest income on securities declined $169,000 or 18.0% and totaled $770,000 in 2004 compared to $939,000 in 2003 primarily due to a decline in the average balance of securities. The average balance of securities declined $4.1 million and totaled $19.6 million in 2004 compared to $23.7 million in 2003 due to cash flows from maturities and sales of securities generally invested in short term cash investments in anticipation of loan growth. The yield on securities was 4.01% in 2004 compared to 4.02% in 2003. The average balance of interest-earning assets increased $25.4 million and the average yield of interest-earning assets declined 59 bp during 2004.

      Interest expense, not including the $1.3 million prepayment penalty, decreased $102,000 or 4.5% to $2.1 million in 2004 compared to $2.2 million in 2003 due to a decline in interest expense on deposits offset by an increase in interest expense on borrowings. Interest expense on deposits decreased $134,000 or 8.5% to $1.4 million in 2004 from $1.6 million in 2003 due to a decline in the cost of deposits offset by an increase in the deposit balances. The average cost of deposits declined 35 bp to 1.79% in 2004 from 2.14% in 2003. Average deposit balances increased $6.9 million to $80.3 million in 2004 from $73.4 million in 2003 primarily due to the Company's success in building deposit relationships with business loan customers. Interest expense on FHLB advances and other borrowings, including subordinated debentures, increased $32,000 or 4.7% to $713,000 in 2004 from $681,000 in 2003, not including the $1.3 million prepayment penalty, due to increased borrowings offset by a decline in the average cost of borrowings. The average balance of FHLB advances and other borrowings increased $19.1 million to $31.3 million in 2004 from $12.2 million in 2003 as borrowings were used to fund loan growth and short term cash investments. The average cost of FHLB advances and other borrowings decreased 331 bp to 2.28% in 2004 from 5.59% in 2003 primarily due to payoff of long- term, fixed-rate FHLB advances in 2003. The average balance of interest-bearing liabilities increased $25.9 million and the average cost of interest-bearing liabilities declined 70 bp in 2004.

      Net interest margin declined 1 bp from 3.28% in 2003 to 3.27% in 2004.

      PROVISION FOR LOAN LOSSES. Management analyzes the adequacy of the allowance for loan losses regularly through reviews of the performance of the loan portfolio considering economic conditions, changes in interest rates and the effect of such changes on real estate values and changes in the composition of the loan portfolio. The allowance for loan losses is established through a provision for loan losses based on Management's evaluation of the risk in its loan portfolio. Such evaluation, which includes a review of all loans for which full collectibility may not be reasonably assured, considers, among other matters, the estimated fair value of the underlying collateral, economic conditions, historical loan loss experience, changes in the size and growth of the loan portfolio and

          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

      other factors that warrant recognition in providing for an adequate loan loss allowance. Future additions to the allowance for loan losses will be dependent on these factors.

      Based on Management's review, the provision for loan losses totaled $646,000 in 2004, an increase of $544,000 from $102,000 in 2003. The
      Company's strategy to expand into business financial services and the significant growth in commercial, commercial real estate and multi-family mortgage loans that resulted from that strategy in 2004 required an increase in the provision and allowance for loan losses related to these loan types. At December 31, 2004, the allowance for commercial, commercial real estate and multi-family mortgage loans totaled $862,000, an increase of $762,000 from $100,000 at December 31, 2003 as these loan types grew from 17.8% of the total loan portfolio at year-end 2003 to 48.3% at year-end 2004. 88.4% of the allowance was allocated to these loan types at December 31, 2004, as they tend to be larger balance, higher risk loans than single-family residential mortgages, where the Company has experienced low historical loss rates. At December 31, 2004, the allowance for loan losses represented .90% of total loans compared to .71% at December 31, 2003. Further, nonperforming loans, all of which are nonaccrual loans, were $286,000 at December 31, 2004 and $741,000 at December 31, 2003. At December 31, 2004, nonaccrual loans represented 0.3% of total loans, compared to 1.3% at December 31, 2003. The decline in nonaccrual loans was principally due to the Company's acquisition of properties through the foreclosure process. More than 96% of the nonaccrual loan balances are secured by single-family homes in the Company's primary market area. Management believes the allowance for loan losses is adequate to absorb probable incurred credit losses in the loan portfolio at December 31, 2004; however, future additions to the allowance may be necessary based on changes in economic conditions and the factors discussed in the previous paragraph.

      NONINTEREST INCOME. Noninterest income declined $219,000 or 29.0% to $537,000 in 2004, compared to $756,000 in 2003, primarily due to losses on security sales and decreased gains on sales of loans offset by increased loan servicing fees. Net losses on sales of securities, which totaled $55,000 in 2004 compared to gains of $42,000 in 2003, were primarily from sales of fixed-rate debt securities. Gains on sales of loans totaled $222,000 in 2004, a decline of $207,000 or 48.3% from $429,000 during 2003 due to decreased mortgage originations and sales as market mortgage interest rates increased and customer refinancing slowed during the current year. Management anticipates that although current interest rate conditions may continue to reduce customer refinancing activity and the volume of loan originations in the market, the Company's mortgage loan origination and sales activity will increase as a result of the acquisition of Reserve. However, significant increases in market mortgage interest rates may reduce the volume of loan originations, sales and resultant gains. Net loan servicing fee income totaled $62,000 in 2004, an increase of $163,000 from a net loss of $101,000 in 2003, primarily a result of slower mortgage loan prepayments as market interest rates increased in 2004.

      NONINTEREST EXPENSE. Noninterest expense increased $490,000 or 8.3% and totaled $6.4 million in 2004 compared to $5.9 million in 2003 primarily due to a full year of operating costs related to staffing, improved technology and expansion to new locations in Fairlawn and Columbus, including data processing, occupancy, depreciation and other expenses. Noninterest expense in 2004 also included $106,500 in legal and professional fees related to the proposed reverse stock split and $412,000 in expenses related to employee severance, post-retirement life insurance benefits associated with bank owned

          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

      life insurance, one time charges recognized in connection with the servicing of loans and one time internal operating account write-offs. Expense for the year ended December 31, 2003 included $1.6 million in salaries and benefits expense related to restructuring of employee benefit plans and payments on agreements with former executives.

      INCOME TAXES. The income tax benefit associated with the lower net loss in 2004 totaled $872,000 compared to $988,000 in 2003.

      COMPARISON OF RESULTS OF OPERATIONS FOR 2003 AND 2002

      GENERAL. The Company incurred a net loss in 2003 of $2.4 million or $1.31 per diluted share, compared to net income of $674,000 or $.43 per diluted share in 2002. The loss was primarily due to increased noninterest expense associated with Management's strategy to expand into business financial services by opening offices in the Fairlawn and Columbus, Ohio markets, costs associated with additions to the management team and staff, restructuring of employee benefit plans and payments on agreements with former executives. Additionally, a $1.3 million pre-tax prepayment penalty was incurred in the repayment of long-term, fixed-rate Federal Home Loan Bank advances to eliminate an inappropriate and costly source of funding arranged in 1998 and 1999 to finance mortgage loans which had prepaid during the high refinancing activity in 2002 and 2003.

      NET INTEREST INCOME. Net interest income decreased $1.7 million in 2003 to $1.9 million, compared to $3.6 million in 2002 primarily due to the $1.3 million prepayment penalty discussed above. Interest income decreased $1.7 million or 23.1% to $5.4 million in 2003, compared to $7.1 million in 2002. The decline was due to a decrease in mortgage loan portfolio balances and investment in securities with short-term maturities, and resultant lower yields, in order to reduce interest rate risk and provide liquidity for growth in commercial loans. Interest income on loans decreased $1.1 million, or 20.0% in 2003 to $4.2 million, compared to $5.3 million in 2002, primarily due to continued high levels of mortgage refinancing and the sale of current fixed-rate loan production. Average loan balances decreased $9.4 million and average loan yields declined 54 bp during 2003. Interest income from securities totaled $939,000 in 2003 and declined $579,000, or 38.1% from $1.5 million in 2002. The decrease in income was primarily due to prepayments received on mortgage-backed securities and reinvestment of proceeds in securities with short-term maturities and lower current market rates. The average balance of securities decreased $177,000 and the average yield on the portfolio declined 234 bp during 2003. The decline in the yield of the portfolio was representative of Management's strategic decision to shorten the maturity of the securities portfolio.

      Interest expense, not including the $1.3 million prepayment penalty, decreased $1.2 million or 35.0% during 2003 to $2.3 million from $3.5 million in 2002. The decline in interest expense resulted from a decrease in interest rates paid on deposits as market interest rates declined, and from reduced interest expense on borrowed funds, primarily as a result of the repayment of a $4.9 million borrowing. The average balance of interest-bearing liabilities decreased $9.8 million and the average cost of interest-bearing liabilities declined 100 bp in 2003.

      Net interest margin decreased 28 bp from 3.56% in 2002 to 3.28% in 2003.

          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

      The tables below titled "Average Balances, Interest Rates and Yields" and "Rate/ Volume Analysis of Net Interest Income" provide important information on factors impacting net interest income and should be read in conjunction with this discussion of net interest income.

      PROVISION FOR LOAN LOSSES. The provision for loan losses is based on Management's regular review of the loan portfolio as described in detail previously. Based on this review, the provision for loan losses totaled $102,000 in 2003, an increase of $83,000 from $19,000 in 2002. The increase primarily reflected the $8.9 million growth in commercial and commercial real estate loans during 2003. At December 31, 2003, the allowance for loan losses represented .71% of total loans compared to .57% at December 31, 2002. Further, nonperforming loans, all of which are nonaccrual loans, were $741,000 at December 31, 2003 and $781,000 at December 31, 2002. At both December 31, 2003 and December 31, 2002, nonaccrual loans represented 1.3% of the net loan balance. More than 96% of the nonaccrual loan balances are secured by single-family homes in the Company's primary market area.

      NONINTEREST INCOME. Noninterest income increased $191,000 to $756,000 in 2003, compared to $565,000 in 2002, primarily due to increased gains on sales of loans, service charges and earnings on bank owned life insurance. Gains on sales of loans totaled $429,000 during 2003, an increase of $116,000 or 37.1% from $313,000 during 2002 due to increased originations experienced during the low market interest rate environment and Management's strategic decision to sell current production rather than retain the long-term, low fixed-rate loans in portfolio. Service charges totaled $165,000 in 2003, an increase of $35,000 or 26.9% from $130,000 in
      2002 primarily due to increased checking account fees. Earnings from bank owned life insurance increased $120,000 and totaled $188,000 in 2003, compared to $68,000 in 2002 primarily due to a full year of earnings in 2003 versus a partial year in 2002 when the insurance was originally purchased.

      NONINTEREST EXPENSE. Noninterest expense increased $2.7 million or 87.4% and totaled $5.9 million in 2003, compared to $3.2 million in 2002. The increase in noninterest expense was primarily due to management, staff and benefits restructuring, expansion to new locations in the Fairlawn and Columbus markets and conversion of the data processing system in 2003. These expenses included higher salaries and employee benefits, higher occupancy expense, professional fees and data processing expenses. Salaries and employee benefits expense in 2003 included $638,000 associated with termination of the Company's ESOP and $917,000 related to retirement and severance agreements with former executives.

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

                                                                     For the Years Ended December 31,
                                                 ----------------------------------------------------------------
                                                                2004                            2003
                                                 ------------------------------   -------------------------------
                                                   Average    Interest  Average     Average     Interest  Average
                                                 Outstanding  Earned/    Yield/   Outstanding   Earned/   Yield/
                                                   Balance      Paid      Rate      Balance       Paid     Rate
                                                 -----------  --------  -------   -----------   --------  -------
                                                                      (Dollars in thousands)
Interest-earning assets:
 Securities (1) (2)                              $    19,605  $    780     4.01%  $    23,675   $    942     4.02%
 Loans (3)                                            81,900     4,855     5.93%       57,449      4,203     7.32%
 Other earning assets                                 17,329       367     2.12%       12,410        152     1.22%
 FHLB stock                                            3,694       152     4.11%        3,557        141     3.96%
                                                 -----------  --------            -----------   --------
     Total interest-earning assets                   122,528     6,154     5.03%       97,091      5,438     5.62%
 Noninterest-earning assets                           13,034                           11,268
                                                 -----------                      -----------
     Total assets                                $   135,562                      $   108,359
                                                 ===========                      ===========
Interest-bearing liabilities:
 Deposits                                        $    80,305     1,436     1.79%  $    73,440      1,570     2.14%
 FHLB advances and other borrowings (4)               31,265       713     2.28%       12,192        681     5.59%
                                                 -----------  --------            -----------   --------
     Total interest-bearing liabilities              111,570     2,149     1.93%       85,632      2,251     2.63%

 Noninterest-bearing liabilities                       4,658                            3,484
                                                 -----------                      -----------
     Total liabilities                               116,228                           89,116

 Equity                                               19,334                           19,243
                                                 -----------                      -----------
     Total liabilities and equity                $   135,562                      $   108,359
                                                 ===========                      ===========
 Net interest-earning assets                     $    10,958                      $    11,459
                                                 ===========                      ===========
 Net interest income/interest rate spread                     $  4,005     3.10%                $  3,187     2.99%
                                                              ========     ====                 ========     ====
 Net interest margin                                                       3.27%                             3.28%
                                                                           ====                              ====

 Average interest-earning assets
     to average interest-bearing liabilities          109.82%                          113.38%
                                                 ===========                      ===========

                                                  For the Years Ended December 31,
                                                  --------------------------------
                                                                2002
                                                  --------------------------------
                                                     Average     Interest  Average
                                                   Outstanding   Earned/   Yield/
                                                     Balance       Paid     Rate
                                                  ------------   --------  -------
                                                       (Dollars in thousands)

Interest-earning assets:
 Securities (1) (2)                                $    23,852     $1,518    6.36%
 Loans (3)                                              66,847      5,255    7.86%
 Other earning assets                                    7,105        137    1.93%
 FHLB stock                                              3,406        157    4.61%
                                                   -----------     ------
     Total interest-earning assets                     101,210      7,067    6.98%
 Noninterest-earning assets                             14,055
                                                   -----------
     Total assets                                  $   115,265
                                                   ===========
Interest-bearing liabilities:
 Deposits                                          $    75,498      2,501    3.31%
 FHLB advances and other borrowings (4)                 19,902        961    4.83%
                                                   -----------     ------
     Total interest-bearing liabilities                 95,400      3,462    3.63%

 Noninterest-bearing liabilities                         1,958
                                                   -----------
     Total liabilities                                  97,358

 Equity                                                 17,907
                                                   -----------
     Total liabilities and equity                  $   115,265
                                                   ===========
 Net interest-earning assets                       $     5,810
                                                   ===========
 Net interest income/interest rate spread                          $3,605    3.35%
                                                                   ======    ====
 Net interest margin                                                         3.56%
                                                                             ====
 Average interest-earning assets
     to average interest-bearing liabilities            106.09%
                                                   ===========

------------------
(1) Average balance is computed using the carrying value of securities. Average yield is computed using the historical amortized cost average balance for available for sale securities.

(2)   Average yields are stated on a fully taxable equivalent basis.

(3) Balance is net of deferred loan origination fees, undisbursed proceeds of construction loans and includes nonperforming loans.

(4) Interest paid does not include the $1.3 million penalty on prepayment of FHLB advances in 2003.

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

                                                               Year Ended                      Year Ended
                                                           December 31, 2004                December 31, 2003
                                                         Compared to Year Ended          Compared to Year Ended
                                                           December 31, 2003                December 31, 2002
                                                        --------------------------    -----------------------------
                                                        Increase (decrease)           Increase (decrease)
                                                              due to                        due to
                                                        -----------------             -----------------
                                                          Rate    Volume      Net        Rate    Volume       Net
                                                        -------   -------   ------    --------   ------     -------
                                                                          (Dollars in thousands)
Interest-earning assets:
 Securities (1)                                          $   (2)  $ (160)   $ (162)    $  (565)  $  (11)    $  (576)
 Loans                                                     (904)   1,556       652        (345)    (707)     (1,052)
 Other earning assets                                       140       75       215         (62)      77          15
 FHLB stock                                                   6        5        11         (23)       7         (16)
                                                         ------   ------    ------     -------   ------     -------

     Total interest-earning assets                         (760)   1,476       716        (995)    (634)     (1,629)

Interest-bearing liabilities:

 Deposits                                                  (272)     138      (134)       (865)     (66)       (931)

 FHLB advances and other borrowings (2)                    (576)     608        32         134     (414)       (280)
                                                         ------   ------    ------     -------   ------     -------

     Total interest-bearing liabilities                    (848)     746      (102)       (731)    (480)     (1,211)
                                                         ------   ------    ------     -------   ------     -------
Net change in net interest income                        $   88   $  730    $  818     $  (264)  $ (154)    $  (418)
                                                         ======   ======    ======     =======   ======     =======

(1)   Securities amounts are presented on a fully taxable equivalent basis.

(2) Amounts do not include the $1.3 million penalty on prepayment of FHLB advances in 2003.

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

      QUALITATIVE ASPECTS OF MARKET RISK. The principal objective of the Company's interest rate risk management function is to evaluate interest rate risk, determine the level of risk appropriate to the Company's business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with Board of Directors' approved guidelines. Through such management, the Company seeks to reduce the vulnerability of its earnings to changes in interest rates. The Board of Directors has established an Asset/Liability Committee, responsible for reviewing its asset/liability policies and interest rate risk position, which meets on a monthly basis and reports trends and interest rate risk position to the Board. The Company manages interest rate risk on a continuing basis through the use of a number of strategies as an ongoing part of its business plan.

      QUANTITATIVE ASPECTS OF MARKET RISK. The Bank measures the effect of interest rate changes on its net portfolio value (NPV), which is the difference between the estimated market value of the Bank's assets and liabilities under different interest rate scenarios. Changes in NPV are measured using instantaneous changes in interest rates rather than linear changes in rates over a period of time. At December 31, 2004, the Bank's NPV ratios, using interest rate shocks ranging from a 300 bp rise in rates to a 100 bp decline in rates are shown in the following table. All values are within the acceptable range established by the Board of Directors.

     Net Portfolio Value
         (Bank only)
------------------------------
Basis Point
 Change in
   Rates             NPV Ratio
-----------          ---------
    +300               11.33%
    +200               11.61%
    +100               11.75%
       0               11.69%
    -100               11.41%

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

      The Company's interest rate risk position has improved as a result of Management's strategic decisions to sell fixed-rate mortgage loan originations rather than retain long-term, low fixed-rate loans in portfolio, increase short term cash investments, grow commercial loans, which tend to have shorter maturities than residential mortgage loans and, in many cases, adjustable interest rates, and extend the maturity dates of borrowings using longer-term, fixed-rate FHLB advances.

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

      Liquidity management is both a daily and long-term responsibility of Management. The Company adjusts its investments in liquid assets, primarily cash, short-term investments and other assets that are widely traded in the secondary market, based on Management's assessment of expected loan demand, expected deposit flows, yields available on interest-earning deposits and securities and the objective of its asset/liability management program. In addition to its liquid assets, the Company has other sources of liquidity available including, but not limited to access to advances from the Federal Home Loan Bank, use of brokered deposits and the ability to obtain deposits by offering above-market interest rates. The Bank relies primarily on competitive rates, customer service and relationships with customers to retain deposits. Based on the Bank's experience with deposit retention and current retention strategies, Management believes that, although it is not possible to predict future terms and conditions upon renewal, a significant portion of such deposits will remain with the Bank.

      At December 31, 2004, the Bank exceeded all of its regulatory capital requirements to be considered well-capitalized with a Tier 1 capital level of $13.6 million, or 8.1% of adjusted total assets, which exceeds the required level of $8.4 million, or 5.0%; Tier 1 risk-based capital level of $13.6 million, or 11.3% of risk-weighted assets, which exceeds the required level of $7.2 million, or 6.0%; and risk-based capital of $14.6 million, or 12.2% of risk-weighted assets, which exceeds the required level of $12.0 million, or 10.0%.

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

      The Company has identified accounting polices that are critical accounting policies and an understanding of these policies is necessary to understand our financial statements. One critical accounting policy relates to determining the adequacy of the allowance for loan losses. The Company adopted an Allowance for Loan Losses Policy designed to provide a thorough, disciplined and consistently applied process that incorporates Management's current judgments about the credit quality of the loan portfolio into determination of the allowance for loan and lease losses in accordance with generally accepted accounting principles and supervisory guidance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. The Company's strategy to expand into business financial services and the significant growth in commercial, commercial real estate and multi-family mortgage loans that resulted from that strategy in 2004 required an increase in the provision and allowance for loan losses related to these loan types, which tend to be larger balance, higher risk loans than single-family residential mortgages, where the Company has experienced low historical loss rates. Management believes that an adequate allowance for loan losses has been established. Additional information regarding this policy is included in the notes to the consolidated financial statements, Note 1 (Summary of Significant Accounting Policies), Note 4 (Loans) and the sections above captioned "Provision for Loan Losses".

      Another critical accounting policy relates to the valuation of the deferred tax asset for net operating losses. Net operating losses totaling $2.8 million and $2.5 million expire in 2023 and 2024, respectively. No valuation allowance has been recorded against the deferred tax asset for net operating losses because the benefit is more likely than not to be realized. As the Company continues its strategy to expand into business financial services and focus on growth, the resultant increase in interest-earning assets is expected to increase profitability. Additionally, the acquisition of Reserve is expected to increase the Company's single-family mortgage loan volume and resultant gains on loan sales. Additional information is included in the notes to the consolidated financial statements, Note 14 (Income Taxes).

MARKET PRICES AND DIVIDENDS DECLARED

      The common stock of Central Federal Corporation trades on the Nasdaq SmallCap Market under the symbol "GCFC." As of December 31, 2004, there were 2,185,849 shares of common stock outstanding and 581 shareholders, excluding persons or entities holding stock in nominee or street name through various brokerage firms.

      The following table shows the quarterly reported high and low trade prices of the common stock and cash dividends per share declared during 2004 and 2003.

                      High      Low       Dividends
                     ------    ------     ---------
2004
First quarter        $16.10    $12.00      $ 0.09
Second quarter        18.00     12.35        0.09
Third quarter         15.22     11.25        0.09
Fourth quarter        13.73     10.95        0.09

2003
First quarter        $11.03    $ 9.28      $ 0.09
Second quarter        13.13     10.49        0.09
Third quarter         14.00     10.70        0.09
Fourth quarter        16.18     13.60        0.09

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Central Federal Corporation
Fairlawn, Ohio

We have audited the accompanying consolidated balance sheets of Central Federal Corporation as of December 31, 2004 and 2003 and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Federal Corporation as of December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

                                                    Crowe Chizek and Company LLC
Cleveland, Ohio
February 10, 2005

                           CENTRAL FEDERAL CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2004 and 2003
                  (Dollars in thousands except per share data)

                                                                 2004             2003
                                                              ----------        ---------
ASSETS
Cash and cash equivalents                                     $   32,675        $   8,936
Interest-bearing deposits in other financial institutions              -            1,587
Securities available for sale                                     13,508           27,126
Loans held for sale                                                    -              106
Loans, net of allowance of $978 and $415                         108,149           58,024
Federal Home Loan Bank stock                                       3,778            3,626
Loan servicing rights                                                208              221
Foreclosed assets, net                                               132              193
Premises and equipment, net                                        2,690            1,932
Goodwill                                                           1,749                -
Other intangible assets                                              299                -
Bank owned life insurance                                          3,401            3,256
Loan sales proceeds receivable                                     1,888                -
Deferred tax asset                                                 1,491              930
Accrued interest receivable and other assets                       1,037            1,074
                                                              ----------        ---------
                                                              $  171,005        $ 107,011
                                                              ==========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
     Non-interest bearing                                     $    5,505        $   2,457
     Interest bearing                                             96,119           70,901
                                                              ----------        ---------
          Total deposits                                         101,624           73,358
Federal Home Loan Bank advances                                   41,170            7,500
Other borrowings                                                   2,249                -
Advances by borrowers for taxes and insurance                        321              207
Accrued interest payable and other liabilities                       979              935
Subordinated debentures                                            5,155            5,155
                                                              ----------        ---------
          Total liabilities                                      151,498           87,155

Shareholders' equity
     Preferred stock, 1,000,000 shares authorized;
        none issued                                                    -                -
     Common stock, $.01 par value; 6,000,000 shares
        authorized; 2004 - 2,294,520 shares issued,
        2003 - 2,280,020 shares issued                                23               23
     Additional paid-in capital                                   12,519           11,845
     Retained earnings                                             8,497           10,997
     Accumulated other comprehensive income                           61              201
     Unearned stock based incentive plan shares                     (351)            (357)
     Treasury stock, at cost (2004 - 108,671 shares,
        2003 - 255,648 shares)                                    (1,242)          (2,853)
                                                              ----------        ---------
          Total shareholders' equity                              19,507           19,856
                                                              ----------        ---------
                                                              $  171,005        $ 107,011
                                                              ==========        =========

                             See accompanying notes.

                           CENTRAL FEDERAL CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                              Years ended December
                             31, 2004, 2003 and 2002
                              (Dollars in thousands
                             except per share data)

                                                                 2004         2003         2002
Interest and dividend income
     Loans, including fees                                    $   4,855     $  4,203     $ 5,255
     Taxable securities                                             750          934       1,518
     Tax exempt securities                                           20            5           -
     Federal Home Loan Bank stock dividends                         152          141         157
     Federal funds sold and other                                   367          152         137
                                                              ---------     --------     -------
                                                                  6,144        5,435       7,067
Interest expense
     Deposits                                                     1,436        1,570       2,501
     Federal Home Loan Bank advances and other debt                 488        1,940         961
     Subordinated debentures                                        225           11           -
                                                              ---------     --------     -------
                                                                  2,149        3,521       3,462
                                                              ---------     --------     -------

Net interest income                                               3,995        1,914       3,605

Provision for loan losses                                           646          102          19
                                                              ---------     --------     -------

Net interest income after provision for loan losses               3,349        1,812       3,586

Noninterest income
     Service charges on deposit accounts                            141          165         130
     Net gains on sales of loans                                    222          429         313
     Loan servicing fees, net                                        62         (101)          8
     Net gains (losses) on sales of securities                     (55)           42          16
     Earnings on bank owned life insurance                          145          188          68
     Other                                                           22           33          30
                                                              ---------     --------     -------
                                                                    537          756         565

Noninterest expense
     Salaries and employee benefits                               3,454        3,549       1,713
     Occupancy and equipment                                        327          224          96
     Data processing                                                431          246         196
     Franchise taxes                                                196          301         287
     Professional fees                                              424          673         212
     Director fees                                                  169          119          84
     Postage, printing and supplies                                 167          198         133
     Advertising and promotion                                      171           27          20
     Telephone                                                       91           48          23
     Loan expenses                                                   48           91         143
     Foreclosed assets, net                                          57           14         (34)
     Depreciation                                                   355          176         144
     Amortization of intangibles                                     21            -           -
     Other                                                          509          264         147
                                                              ---------     --------     -------
                                                                  6,420        5,930       3,164
                                                              ---------     --------     -------

Income (loss) before income taxes                                (2,534)      (3,362)        987

Income tax expense (benefit)                                       (872)        (988)        313
                                                              ---------     --------     -------

Net income (loss)                                             $  (1,662)    $ (2,374)    $   674
                                                              =========     ========     =======

Earnings (loss) per share:
     Basic                                                       ($0.82)    $  (1.31)    $  0.44
     Diluted                                                     ($0.82)    $  (1.31)    $  0.43

                             See accompanying notes.

                           CENTRAL FEDERAL CORPORATION
             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
                  Years ended December 31, 2004, 2003 and 2002
                  (Dollars in thousands except per share data)

                                                                        2004          2003         2002
                                                                      ---------     ---------     -------
Net income (loss)                                                     $  (1,662)    $  (2,374)    $   674

Unrealized holding gains (losses) on securities
          available for sale                                               (267)         (154)         34

Less:  Reclassification adjustment for
          gains and (losses) later recognized in net income                 (55)           42          16
                                                                      ---------     ---------     -------

Net unrealized gains and (losses)                                          (212)         (196)         18

Unrealized gain on securities transferred from held to maturity
to available for sale                                                         -           458           -

Tax effect                                                                   72          (89)          (6)
                                                                      ---------     ---------     -------

Other comprehensive income (loss)                                          (140)          173          12
                                                                      ---------     ---------     -------

Comprehensive income (loss)                                           $  (1,802)    $  (2,201)    $   686
                                                                      =========     =========     =======

                             See accompanying notes.

                           CENTRAL FEDERAL CORPORATION
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 2004, 2003 and 2002
                  (Dollars in thousands except per share data)

                                                                                                      Unearned
                                                                                                      Employee
                                                                                       Accumulated      Stock      Unearned
                                                             Additional                   Other       Ownership   Stock Based
                                                     Common  Paid-In      Retained    Comprehensive      Plan      Incentive
                                                      Stock   Capital      Earnings      Income         Shares    Plan Shares
                                                     ------  ----------   ---------   -------------   ---------   -----------
Balance at January 1, 2002                           $   19  $    8,310   $  13,962   $          16   $  (1,651)  $      (270)

Comprehensive income:
Net income                                                                      674
Other comprehensive income                                                                       12

     Total comprehensive income

Commitment to release 21,588 employee stock
     ownership plan shares                                           (4)                                    226
Release of 15,516 stock based incentive plan shares                                                                       110
Purchase of 96,410 shares of treasury stock
Cash dividends declared ($.36 per share)                                       (551)
                                                     ------  ----------   ---------   -------------   ---------   -----------

Balance at December 31, 2002                             19       8,306      14,085              28      (1,425)         (160)

Comprehensive income:
Net loss                                                                     (2,374)
Other comprehensive income                                                                      173

     Total comprehensive loss

Issuance of common stock in private
     placement, net of offering costs of $64
     (312,649 shares)                                     3       3,116
Issuance of stock based incentive plan shares
     (28,500 shares)                                      1         337                                                  (338)
Sale of employee stock ownership plan shares
     at plan termination (81,000 shares)                            125                                     748
Final allocation of employee stock ownership plan
     shares at plan termination (41,882 shares)                     (39)                                    677
Release of 16,002 stock based incentive plan shares                                                                       141
Stock options exercised (37,302 shares)                                         (72)
Tax benefits from stock options exercised                                        47
Cash dividends declared ($.36 per share)                                       (689)
                                                     ------  ----------   ---------   -------------   ---------   -----------

Balance at December 31, 2003                             23      11,845      10,997             201           -          (357)
Comprehensive income:

                                                                 Total
                                                   Treasury   Shareholders'
                                                     Stock       Equity
                                                   --------   -------------
Balance at January 1, 2002                         $ (2,226)  $      18,160

Comprehensive income:
Net income                                                              674
Other comprehensive income                                               12
                                                              -------------
     Total comprehensive income                                         686

Commitment to release 21,588 employee stock
     ownership plan shares                                              222
Release of 15,516 stock based incentive plan shares                     110
Purchase of 96,410 shares of treasury stock          (1,044)         (1,044)
Cash dividends declared ($.36 per share)                               (551)
                                                   --------   -------------

Balance at December 31, 2002                         (3,270)         17,583

Comprehensive income:
Net loss                                                             (2,374)
Other comprehensive income                                              173
                                                              -------------
     Total comprehensive loss                                        (2,201)

Issuance of common stock in private
     placement, net of offering costs of $64
     (312,649 shares)                                                 3,119
Issuance of stock based incentive plan shares
     (28,500 shares)                                                      -
Sale of employee stock ownership plan shares
     at plan termination (81,000 shares)                                873
Final allocation of employee stock ownership plan
     shares at plan termination (41,882 shares)                         638
Release of 16,002 stock based incentive plan shares                     141
Stock options exercised (37,302 shares)                 417             345
Tax benefits from stock options exercised                                47
Cash dividends declared ($.36 per share)                               (689)
                                                   --------   -------------

Balance at December 31, 2003                         (2,853)         19,856
Comprehensive income:

                            See accompanying notes.

Net loss                                                        (1,662)
Other comprehensive loss                                                            (140)

   Total comprehensive loss

Issuance of stock based
incentive plan shares,
   net of forfeitures
   (20,703 shares)                                   237                                                          (237)
Release of 21,278 stock
based incentive plan shares                                                                                        243
Stock options exercised
(44,900 shares)                                                    (90)
Tax benefits from stock
 options exercised                                    48
Purchase of 25,000 shares
 of treasury stock
Issuance of 127,077 shares
of treasury stock in
acquisition                                          359
Other                                                 30
Cash dividends declared
($.36 per share)                                                  (748)
                                    ------    ----------     ---------     -------------     ---------     -----------
Balance at December 31, 2004        $   23    $   12,519     $   8,497     $          61     $       -     $      (351)
                                    ======    ==========     =========     =============     =========     ===========

Net loss                                              (1,662)
Other comprehensive loss                                (140)
                                               -------------
   Total comprehensive loss                           (1,802)

Issuance of stock based
incentive plan shares,
   net of forfeitures
   (20,703 shares)                                         -
Release of 21,278 stock
based incentive plan shares                              243
Stock options exercised
(44,900 shares)                          502             412
Tax benefits from stock
 options exercised                                        48
Purchase of 25,000 shares
 of treasury stock                      (319)           (319)
Issuance of 127,077 shares
of treasury stock in
acquisition                            1,428           1,787
Other                                                     30
Cash dividends declared
($.36 per share)                                        (748)
                                    --------   -------------
Balance at December 31, 2004        $ (1,242)  $      19,507
                                    ========   =============

                            See accompanying notes.

                           CENTRAL FEDERAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2004, 2003 and 2002
                  (Dollars in thousands except per share data)

                                                                      2004        2003        2002
                                                                    --------    --------    --------
Net income (loss)                                                   $ (1,662)   $ (2,374)   $    674
Adjustments to reconcile net income to net cash
     provided by operating activities:
         Provision for loan losses                                       646         102          19
         Valuation loss on mortgage servicing rights                     (36)         56           -
         Depreciation                                                    355         176         144
         Amortization, net                                               184          (5)        (77)
         Net realized (gain) loss on sales of securities                  55         (42)        (16)
         Loss (gain) on disposal of premises and equipment                (3)         50           -
         Gain on sale of foreclosed assets                                13           -           -
         FHLB stock dividend                                            (152)       (141)       (157)
         ESOP expense                                                      -         638         222
         SBIP expense                                                    243         141         110
         Net change in:
              Loans held for sale                                        106        (106)      8,221
              Bank owned life insurance                                 (145)       (188)        (68)
              Loan sales proceeds receivable                            (589)          -           -
              Deferred tax asset                                        (589)     (1,083)        138
              Accrued interest receivable and other assets                86         (22)       (206)
              Accrued interest payable and other liabilities             (42)       (600)        865
                                                                    --------    --------    --------
                    Net cash from operating activities                (1,530)     (3,398)      9,869

Cash flows from investing activities
    Net decrease in interest bearing deposits                          1,587       5,618        (199)

    Available-for-sale securities:
         Sales                                                        15,191       3,078         386
         Maturities, prepayments and calls                             5,114      28,968         594
         Purchases                                                    (7,081)    (46,914)       (290)
    Held-to-maturity securities:
         Maturities, prepayments and calls                                 -       7,201      27,056
         Purchases                                                         -           -     (21,508)
    Loan originations and payments, net                              (45,900)      4,434       8,010
    Loans purchased                                                   (5,574)          -           -
    Additions to premises and equipment                               (1,027)     (1,326)       (127)
    Proceeds from the sale of premises and equipment                       5           -           -

                             See accompanying notes.

    Proceeds from the sale of foreclosed assets                          765           -           -
    Purchase of bank owned life insurance                                  -           -      (3,000)
    Net cash used in acquisition                                        (236)          -           -
    Cash received in repayment of ESOP loan                                -         853           -
                                                                    --------    --------    --------
         Net cash from investing activities                          (37,156)      1,912      10,922

Cash flows from financing activities
    Net change in deposits                                            28,266      (1,332)     (1,478)
    Net change in short-term borrowings from the
         Federal Home Loan Bank and other                             22,417       7,500           -
    Proceeds from Federal Home Loan Bank
         advances and other debt                                      12,270           -           -
    Repayments on Federal Home Loan Bank
         advances and other debt                                           -     (16,330)     (9,063)
    Net change in advances by borrowers for
         taxes and insurance                                             114        (241)       (123)
    Proceeds from subordinated debentures                                  -       5,155           -
    Cash dividends paid                                                 (735)       (655)       (551)
    Proceeds from private placement                                        -       3,119           -
    Proceeds from exercise of stock options                              412         345           -
    Repurchase of common stock                                          (319)          -      (1,044)
                                                                    --------    --------    --------
         Net cash from financing activities
                                                                      62,425      (2,439)    (12,259)

Net change in cash and cash equivalents                               23,739      (3,925)      8,532

Beginning cash and cash equivalents                                    8,936      12,861       4,329
                                                                    --------    --------    --------

Ending cash and cash equivalents                                    $ 32,675    $  8,936    $ 12,861
                                                                    ========    ========    ========

Supplemental cash flow information:
    Interest paid                                                   $  2,178    $  3,519    $  3,495
    Income taxes paid                                                      -         106         160

Supplemental noncash disclosures:
    Transfer of securities from held to maturity to available for
sale                                                                $      -    $ 10,533    $      -
    Transfers from loans to repossessed assets                           716         193           -
    Acquisition of Reserve Mortgage Services, Inc. through
       issuance of common stock                                        1,787           -           -

                             See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include Central Federal Corporation, its wholly-owned subsidiary, CFBank, and Reserve Mortgage Services, Inc., a wholly owned subsidiary of CFBank since October 22, 2004, together referred to as "the Company". Intercompany transactions and balances are eliminated in consolidation.

The Company provides financial services through its offices in Fairlawn, Columbus, Wellsville and Calcutta, Ohio. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, the customers' ability to repay their loans is dependent on the real estate and general economic conditions in the areas. Other financial instruments, which potentially represent concentrations of credit risk, include deposit accounts in other financial institutions.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, Management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents include cash and deposits with other financial institutions under 90 days. Net cash flows are reported for customer loan and deposit transactions, interest-bearing deposits in other financial institutions and borrowings with original maturities under 90 days.

Interest-bearing Deposits in Other Financial Institutions: Interest-bearing deposits in other financial institutions mature within one year and are carried at cost.

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

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Mortgage loans held for sale after 2003 are generally sold with servicing rights released. Mortgage loans held for sale prior to 2004 were generally sold with servicing rights retained and the carrying value of mortgage loans sold was reduced by the cost allocated to the servicing right. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer and credit card loans are typically charged-off no later than 90 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Commercial, multi-family residential and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and single-family residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Servicing Rights: Servicing rights represent the allocated value of retained servicing rights on loans sold. Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates and then, secondarily, as to loan type and investor. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance, to the extent that fair value is less than the capitalized amount for a grouping.

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

Goodwill and Other Intangible Assets: Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

Other intangible assets consist of a noncompete agreement and prior owner intangible assets arising from the acquisition of Reserve Mortgage Services, Inc. They are initially measured at fair value and then are amortized on the straight-line method over their estimated useful lives.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-term Assets: Premises and equipment, other intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

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

                                                           2004           2003         2002
                                                         --------       --------      -------
Net income (loss) as reported                            $ (1,662)      $ (2,374)     $   674
Deduct:  Stock-based compensation expense
    determined under fair value based method                  183            175          121
                                                         --------       --------      -------
Pro forma net income (loss)                              $ (1,845)      $ (2,549)     $   553
                                                         ========       ========      =======

Basic earnings (loss) per share as reported              $  (0.82)      $  (1.31)     $  0.44
Pro forma basic earnings (loss) per share                   (0.91)         (1.40)        0.36

Diluted earnings (loss) per share as reported            $  (0.82)      $  (1.31)     $  0.43
Pro forma diluted earnings (loss) per share                 (0.91)         (1.40)        0.35

The pro forma effects are computed using option pricing models, using the following weighted- average assumptions as of grant date.

                                                             2004           2003
                                                         -------------  --------------
Risk-free interest rate                                    3.26%           2.96%
Expected option life (years)                                6.0 years       5.9 years
Expected stock price volatility                              24%             44%
Dividend yield                                             2.86%           3.13%

Weighted average fair value of options
granted during year                                      $ 2.53         $  3.96

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. Deferred tax assets are recognized for net operating losses that expire primarily in 2023 and 2024 because the benefit is more likely than not to be realized.

Employee Stock Ownership Plan: The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest. See Note 13 - ESOP Plan for information regarding termination of this plan in 2003.

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

Effect of Newly Issued But Not Yet Effective Accounting Standards: In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards 123R, Share-Based Payment, a revision of SFAS 123, Accounting for Stock-Based Compensation. The revised SFAS 123, Share-Based Payment, requires measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost is to be recognized over the period during which an employee is required to provide service in exchange for the award. The provisions of this statement will become effective January 1, 2006 for all equity awards granted after the effective date. The statement requires compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the effective date be recognized as the service is rendered on or after the effective date. The Company currently reports employee compensation expense under stock options using the intrinsic value method and no stock-based compensation cost is reflected in net income, as all options were granted at an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The adoption of this standard is expected to reduce net income by $115 in 2006 reflecting the compensation cost relative to unvested options at January 1, 2006.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In March 2004, the Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) released Issue 03-1, Meaning of Other Than Temporary Impairment, which addressed other-than-temporary impairment for certain debt and equity investments. The recognition and measurement requirements of Issue 03-1, and other disclosure requirements not already implemented, were effective for periods beginning after June 15, 2004. In September 2004, the FASB staff issued FASB Staff Position (FSP) EITF 03-1-1, which delayed the effective date for certain measurement and recognition guidance contained in Issue 03-1. The FSP requires the application of pre-existing other-than-temporary guidance during the period of delay until a final consensus is reached. Management does not anticipate the issuance of the final consensus will have a material impact on the Company's financial condition, results of operations or liquidity.

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer. SOP 03-3 requires acquired loans, including debt securities, to be recorded at the amount of the purchaser's initial investment and prohibits carrying over valuation allowances from the seller for those individually-evaluated loans that have evidence of deterioration in credit quality since origination, and it is probable all contractual cash flows on the loan will be unable to be collected. SOP 03-3 also requires the excess of all undiscounted cash flows expected to be collected at acquisition over the purchaser's initial investment to be recognized as interest income on a level-yield basis over the life of the loan. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan's yield over its remaining life, while subsequent decreases are recognized as impairment. Loans carried at fair value, mortgage loans held for sale, and loans to borrowers in good standing under revolving credit agreements are excluded from the scope of SOP 03-3. The guidance is effective for loans acquired in fiscal years beginning after December 15, 2004 and is not expected to have a material impact on the Company's financial condition, results of operations, or liquidity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $459 and $300 was required to meet regulatory reserve and clearing requirements at year-end 2004 and 2003. These balances do not earn interest.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per share data)

NOTE 2 - BUSINESS COMBINATION

On October 22, 2004, the Company acquired 100% of the outstanding common stock of RJO Financial Services, Inc., doing business as Reserve Mortgage Services (Reserve), an Akron, Ohio based company licensed as a mortgage banker in Ohio, Florida and Georgia. Reserve's name changed to Reserve Mortgage Services, Inc. and it became an operating subsidiary of the Bank on the date of the acquisition. Operating results of Reserve are included in the consolidated financial statements since the date of the acquisition. As a result of this acquisition, the Company expects to significantly expand mortgage services and increase mortgage loan production. The Company expects to sell most of the mortgage loan production on a servicing-released basis.

The aggregate purchase price was $2,206, including $419 in cash and $1,787 in common stock. The value of the 127,077 common shares issued was determined based on the average market price over the week before and after the terms of the acquisition were agreed to and announced.

The purchase price resulted in goodwill of approximately $1,749, a noncompete agreement of $25 and prior owner intangible of $295. The noncompete agreement will be amortized over its one year term and the prior owner intangible will be amortized over 3 years, using the straight-line method for book and tax purposes. Goodwill will not be amortized but instead evaluated annually for impairment. Goodwill is not deductible for tax purposes.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition.

                                            At October 22, 2004
Cash                                           $       189
Loan sales proceeds receivable                       1,299
Loans receivable                                        54
Premises and equipment                                  83
Other assets                                             3
Intangible assets                                      320
Goodwill                                             1,749
                                               -----------
Total assets acquired                                3,697

Loans payable                                        1,232
Other liabilities                                      259
                                               -----------
 Total liabilities assumed                           1,491

 Net assets acquired                           $     2,206
                                               ===========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per share data)

NOTE 2 - BUSINESS COMBINATION (Continued)

The following table presents pro forma information as if the acquisition had occurred at the beginning of the years indicated. The pro forma information includes adjustments for interest income on net cash used in the acquisition, amortization of intangibles arising from the transaction, depreciation expense on property acquired, and the related income tax effects. These amounts include Reserve's actual results in 2004 for the months prior to the acquisition on October 22, 2004, and Reserve's actual results for 2003 and 2002. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transactions been effected on the assumed dates.

                                        2004            2003          2002
                                      ---------      ---------      ---------
Net interest income                   $   3,988      $   1,906      $   3,597

Net income (loss)                     $  (1,682)     $  (2,175)     $     711
                                      =========      =========      =========

Basic earnings (loss) per share       $   (0.79)     $   (1.12)     $    0.43
                                      =========      =========      =========
Diluted earnings (loss) per share     $   (0.79)     $   (1.12)     $    0.42
                                      =========      =========      =========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per share data)

NOTE 3 - SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

                                                  Gross           Gross
                                      Fair      Unrealized      Unrealized
                                      Value       Gains           Losses
                                    ---------   ----------      ----------
2004
      Federal agency                $   4,983   $        2      $      (37)
      Mortgage-backed                   8,525          195             (68)
                                    ---------   ----------      ----------

        Total                       $  13,508   $      197      $     (105)
                                    =========   ==========      ==========

2003
      Federal agency                $  12,759   $        8      $       (4)
      State and municipal               1,375            5               -
      Mortgage-backed                  12,992          400            (105)
                                    ---------   ----------      ----------

        Total                       $  27,126   $      413      $     (109)
                                    =========   ==========      ==========

Sales of available for sale securities were as follows:

                                   2004         2003     2002
                                 --------     -------    -----
Proceeds                         $ 15,191     $ 3,078    $ 386
Gross gains                            41          42       16
Gross losses                          (96)          -        -

The tax (benefit) provision related to these net realized gains and losses was ($19), $14 and $5, respectively.

The fair value of debt securities at year-end 2004 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

                                                Available
                                                for Sale
                                                  Fair
                                                  Value
                                                ---------
Due from one to five years                      $   4,983
Mortgage-backed                                     8,525
                                                ---------

  Total                                         $  13,508
                                                =========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per share data)

NOTE 3 - SECURITIES (Continued)

Securities pledged at year-end 2004 and 2003 with a carrying amount of $770 and $1,296 were pledged to secure Federal Home Loan Bank advances. At year-end 2004 and 2003, there were no holdings of securities of any one issuer, other than federal agencies, in an amount greater than 10% of shareholders' equity.

Securities with unrealized losses at year-end 2004 and 2003, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

        2004                         Less than 12 Months               12 Months or More                    Total
--------------------------      ----------------------------    ------------------------------    ------------------------
                                                  Unrealized                        Unrealized                  Unrealized
Description of Securities       Fair Value           Loss       Fair Value             Loss       Fair Value       Loss
--------------------------      ----------        ----------    ----------          ----------    -----------   ----------
Federal agency                  $    3,976        $      (37)   $        -          $        -    $     3,976   $      (37)

Mortgage-backed                        700                (1)        2,476                 (67)         3,176          (68)
                                ----------        ----------    ----------          ----------    -----------   ----------
Total temporarily impaired      $    4,676        $      (38)   $    2,476          $      (67)   $     7,152   $     (105)
                                ==========        ==========    ==========          ==========    ===========   ==========

        2003                         Less than 12 Months               12 Months or More                    Total
--------------------------      ----------------------------    ------------------------------    ------------------------
                                                  Unrealized                        Unrealized                  Unrealized
Description of Securities       Fair Value           Loss       Fair Value             Loss       Fair Value       Loss
--------------------------      ----------        ----------    ----------          ----------    -----------   ----------
Federal agency                  $    4,026        $       (4)   $        -          $        -    $     4,026   $       (4)
Mortgage-backed                      4,021              (105)            -                   -          4,021         (105)
                                ----------        ----------    ----------          ----------    -----------   ----------
Total temporarily impaired      $    8,047        $     (109)   $        -          $        -    $     8,047   $     (109)
                                ==========        ==========    ==========          ==========    ===========   ==========

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

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per share date)

NOTE 4 - LOANS

Loans at year-end were as follows:

                                        2004       2003
                                      ---------   --------
Commercial                            $   7,030   $  4,116
Real estate:
    Single-family residential            41,450     34,810
    Multi-family residential             25,602      1,250
    Commercial                           20,105      5,040
    Construction                          1,127        610
Consumer                                 13,952     12,598
                                      ---------   --------
          Subtotal                      109,266     58,424
Less:  Net deferred loan fees              (139)        15
          Allowance for loan losses        (978)      (415)
                                      ---------   --------
Loans, net                            $ 108,149   $ 58,024
                                      =========   ========

Activity in the allowance for loan losses was as follows.

                                       2004    2003    2002
                                      -----   -----   -----
Beginning balance                     $ 415   $ 361   $ 373
Provision for loan losses               646     102      19
Loans charged-off                      (117)    (50)    (35)
Recoveries                               34       2       4
                                      -----   -----   ------

Ending balance                        $ 978   $ 415   $ 361
                                      =====   =====   =====

Impaired loans are not material for any period presented.

Nonperforming loans were as follows:

                                               2004      2003
                                               -----     -----
Loans past due over 90 days still on accrual   $   -     $   -
Nonaccrual loans                                 286       741

Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per share date)

NOTE 5 - SECONDARY MORTGAGE MARKET ACTIVITIES

Mortgage loans serviced for others are not reported as assets. The principal balances of these loans were $27,319 and $32,584 at year-end 2004 and 2003.

Custodial escrow balances maintained in connection with serviced loans were $282 and $100 at year-end 2004 and 2003.

Activity for capitalized mortgage servicing rights and the related valuation allowance follows:

                                    2004      2003     2002
                                   ------    ------    -----
Servicing rights:
Beginning of year                  $  221    $  200    $  88
Additions                               3       195      162
Amortized to expense                  (52)     (118)     (50)
Provision for loss in fair value       36       (56)       -
                                   ------    ------    -----
End of year                        $  208    $  221    $ 200
                                   ======    ======    =====

Valuation allowance:
Beginning of year                  $   56    $    -    $   -
Additions expensed                      -        56        -
Reductions credited to expense        (36)        -        -
                                   ------    ------    -----
End of year                        $   20    $   56    $   -
                                   ======    ======    =====

The fair value of capitalized mortgage servicing rights was $213 and $225 at year-end 2004 and 2003. Fair value was determined using a 10% discount rate and prepayment speeds ranging from 186% to 463%, depending on the stratification of the specific right.

Estimated amortization expense for the next five years:

2005        $     47
2006              47
2007              47
2008              47
2009              40

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per share date)

NOTE 6 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

                                      2004       2003
                                    --------   ---------
Land and land improvements          $    127   $     117
Buildings                              1,880       1,713
Furniture, fixtures and equipment      2,020       1,416
Leasehold improvements                   325          10
                                    --------   ---------
                                       4,352       3,256
Less: accumulated depreciation        (1,662)     (1,324)
                                    --------   ---------
                                     $ 2,690   $   1,932
                                    ========   =========

The Company leases certain office properties and autos. Rent expense was $209, $14, and $0 for 2004, 2003 and 2002. Rent commitments under noncancelable operating leases were as follows, before considering renewal options that generally are present.

2005                $    287
2006                     287
2007                     265
2008                     251
2009                     208
Thereafter               662
                    --------
Total               $  1,960
                    ========

The Company is a one-third owner of a limited liability company that owns and manages the office building at 2923 Smith Road, Fairlawn, Ohio 44333 where the Company's headquarters and CFBank's Fairlawn office are located. The Company entered into a 10 year lease with the limited liability company in March 2004 that calls for monthly payments of $11, increasing 3% annually for the life of the lease thru February 2014. Total rent expense under this operating lease was $114 in 2004.

The President of Reserve Mortgage Services, Inc. is a 100% owner of a company that owns and manages the office building at 1730 Akron-Peninsula Road, Akron, Ohio 44313 where the Company's mortgage services office is located. Lease agreements are for 5 year terms expiring at various times from May 2007 thru December 2009, and call for monthly rental payments of $4 as of December 31, 2004, increasing to $7 at January 1, 2005. Total rent expense was $8 in 2004.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per share date)

NOTE  7 - GOODWILL AND INTANGIBLE ASSETS

GOODWILL

The change in balance for goodwill during the year is as follows:

                            2004
Beginning of year         $      -
Acquired goodwill            1,749
Impairment                       -
                          --------

End of year               $  1,749
                          ========

ACQUIRED INTANGIBLE ASSETS

                                        2004
                                        ----
                                 Gross
                                Carrying  Accumulated
                                 Amount   Amortization
                                --------  ------------
Amortized intangible assets:
    Noncompete agreement        $     25    $      4
    Prior owner intangible           295          17
                                --------    --------

Total                           $    320    $     21
                                ========    ========

Aggregate amortization expense was $21 for 2004.

Estimated amortization expense for each of the next three years:

   2005                         $    119
   2006                               98
   2007                               82
                                --------

Total                           $    299
                                ========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per share date)

NOTE 8 - DEPOSITS

Time deposits of $100 or more were $11,259 and $4,285 at year-end 2004 and 2003.

Scheduled maturities of time deposits for the next five years were as follows.

2005                 $   29,329
2006                      9,822
2007                      2,999
2008                      1,019
2009                      3,155
                     ----------

                     $   46,324
                     ==========

NOTE 9 - FEDERAL HOME LOAN BANK ADVANCES

At year end, advances from the Federal Home Loan Bank were as follows.

                                                         2004         2003
                                                      ----------    --------
Maturity January 2005 at 2.20% floating rate          $   28,900    $      -
Maturity January 2004 at 1.09% floating rate                   -       7,500
Maturities March 2005 thru September 2008, fixed at
rates from 1.50% to 3.41%, averaging 2.70%                12,270           -
                                                      ----------    --------
Total                                                 $   41,170    $  7,500
                                                      ==========    ========

In December 2003, the Company prepaid $11,195 in Federal Home Loan Bank advances, with an average cost of 5.52% and an average remaining maturity of 4.5 years. These fixed-rate advances were originated primarily in 1998 and 1999 and were used to finance mortgage loans which had prepaid. Accordingly, the loans represented an inappropriate and costly source of funding which was not necessary due to the liquidity position of the Company. The pre-tax prepayment penalty associated with this transaction was $1,270 and is included in interest expense on Federal Home Loan Bank advances and other debt in the 2003 Consolidated Statement of Operations.

The floating rate advances outstanding at year-end 2004 can be prepaid at any time with no penalty. The advances were collateralized by $41,269 and $34,795 of first mortgage loans under a blanket lien arrangement, $695 and $0 second mortgage loans, $10,372 and $0 of multi-family mortgage loans, $3,236 and $0 of home equity lines of credit, $14,964 and $0 of commercial real estate loans and $770 and $1,296 of securities at year-end 2004 and 2003. Based on this collateral and the Company's holdings of FHLB stock, the Company is eligible to borrow up to $42,713 at year-end 2004.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per share date)

NOTE 9 - FEDERAL HOME LOAN BANK ADVANCES (continued)

Payment information

Required payments over the next five years are:

2005          $   30,900
2006               4,000
2007               4,270
2008               2,000
2009                   -
              ----------
Total         $   41,170
              ==========

NOTE 10 - OTHER BORROWINGS

The Company had a revolving line of credit with an unaffiliated bank, acquired in the Reserve acquisition, which provides financing up to $3,000 and matures June 30, 2005. Interest on the outstanding balance is payable monthly at the prime rate plus .25%. The line of credit is collateralized by loan sales proceeds receivable. The outstanding balance was $2,238 and the interest rate was 5.5% at year-end 2004.

The Company had a term note payable to an unaffiliated bank, acquired in the Reserve acquisition, payable in monthly installments of principal and interest of $1. Interest on the note is at the prime rate plus .50%. The note is collateralized by equipment and accounts receivable of Reserve and matures in August 2005. The outstanding balance was $11 and the interest rate was 5.75% at year-end 2004.

NOTE 11 - SUBORDINATED DEBENTURES

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

Under FASB Interpretation No. 46, as revised in December 2003, the trust is not consolidated with the Company. Accordingly, the Company does not report the securities issued by the trust as liabilities, and instead reports as liabilities the subordinated debentures issued by the Company and held by the trust.

There are no required payments on the subordinated debentures over the next 5 years.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per share date)

NOTE 12  - BENEFIT PLANS

Multi-employer pension plan: The Company participates in a multi-employer contributory trusteed pension plan. The retirement benefits to be provided by the plan were frozen as of June 30, 2003 and future employee participation in the plan was stopped. The plan was maintained for all eligible employees and the benefits were funded as accrued through the purchase of individual life insurance policies. The cost of funding was charged directly to operations. The unfunded liability at June 30, 2004 totaled $195. The Company's contribution in 2004, for the plan year ending June 30, 2005, and in 2003, for the plan year ended June 30, 2004, totaled $66 and $34. The Company made no contribution for 2002.

401(k) Plan: In 2003, the Company instituted a 401(k) benefit plan. Employees 21 years of age and older are eligible to participate and are eligible for Company matching contributions after one year of service. The plan allows employee contributions up to 90% of their compensation, which may be matched by the Company on a discretionary basis. There was no match in 2004 or 2003.

Stock Based Incentive Plans: Stock based incentive plans (SBIP) provide for stock option grants and restricted stock awards to directors, officers and employees. The 1999 Stock Based Incentive Plan was approved by shareholders on July 13, 1999. The plan provided for 193,887 shares for stock option grants and 77,554 shares for restricted stock awards. The 2003 Equity Compensation Plan was ratified by shareholders on April 23, 2003 and provided an aggregate of 100,000 shares for stock option grants and restricted stock awards, including up to a maximum of 30,000 shares for restricted stock awards. An amendment and restatement of the 2003 Equity Compensation Plan was approved by stockholders on April 20, 2004 to provide an additional 100,000 shares of Company for stock options grants and restricted stock awards, including up to a maximum of 30,000 shares for restricted stock awards. Both plans provide for options to be granted for terms of up to, but not exceeding ten years from the date of grant and cannot be granted at a price less than the fair market value of the common stock on the date of grant. Shares related to forfeited stock options and restricted stock awards become available for subsequent grant under the terms of the plans. See Note 16 for discussion of stock options.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per share date)

NOTE 12  - BENEFIT PLANS (Continued)

Compensation expense for restricted stock awards is recognized over the vesting period of the shares based on the fair value of the shares on the date of grant. Unearned compensation is reported as a reduction of shareholders' equity until earned. Compensation expense was $243, $141 and $110 for 2004, 2003 and 2002.

A summary of the activity in the plan is as follows:

                                               2004      2003     2002
                                              -------   ------   -------
Unvested shares outstanding at
beginning of year                              40,518   28,695    43,043
Granted                                        26,028   28,500         -
Vested                                        (19,968) (12,024)  (14,348)
Forfeited                                      (5,325)  (4,653)        -
                                              -------   ------   -------

Unvested shares outstanding at end of year     41,253   40,518    28,695
                                              =======   ======   =======

Shares available for grant                      8,659   10,028     3,875
                                              =======   ======   =======

Salary Continuation Agreement: In 2004, the Company initiated a nonqualified salary continuation agreement for the Chairman of the Board of Directors. Benefits provided under the plan are unfunded, and payments to the Chairman will be made the by Company. Under the plan, the Company pays him, or his beneficiary, a benefit of $25,000 annually for 20 years, beginning the earlier of March 2008 or termination of his employment. The expense related to this plan totaled $38 in 2004. The accrual is included in accrued interest payable and other liabilities in the consolidated balance sheets and totaled $38 at year-end 2004.

Life Insurance Benefits: The Company entered into agreements with certain employees, former employees and directors to provide life insurance benefits which are funded through life insurance policies purchased and owned by the Company. The expense related to these benefits totaled $101 in 2004. The accrual is included in accrued interest payable and other liabilities in the consolidated balance sheets and totaled $101 at year-end 2004.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per share date)

NOTE 13 - ESOP PLAN

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

Contributions to the ESOP during 2003 and 2002 were $0 and $159. Expense for 2003 and 2002 was $638 and $222.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per share date)

NOTE 14 - INCOME TAXES

Income tax expense (benefit) was as follows.

                      2004        2003      2002
                    ---------   --------   -------
Current federal     $    (283)  $     95   $   175
Deferred federal         (589)    (1,083)      138
                    ---------   --------   -------

Total               $    (872)  $   (988)  $   313
                    =========   ========   =======

Effective tax rates differ from federal statutory rate of 34% applied to income
(loss) before income taxes due to the following.

                                                             2004          2003       2002
                                                           ----------    --------    -------
Federal statutory rate times financial statement income
(loss)                                                     $     (861)   $ (1,143)   $   336
Effect of:
Bank owned life insurance income                                  (49)        (64)       (23)
ESOP shares released at fair market value                           -         207          1
Other                                                              38          12         (1)
                                                           ----------    --------    -------
                                                           $     (872)   $   (988)   $   313
                                                           ==========    ========    =======
Effective tax rate                                              (34.4)%     (29.4)%     31.7%

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per share date)

NOTE 14 - INCOME TAXES (Continued)

Year-end deferred tax assets and liabilities were due to the following.

                                                          2004       2003
                                                        --------    ------
Deferred tax assets:
    Allowance for loan losses                           $    333    $  141
    Deferred loan fees                                       159       160
    Post-retirement death benefits                            34         -
    Deferred compensation                                     13         -
    Nonaccrual interest                                        5        36
    Accrued stock awards                                      58        39
    Net operating loss                                     1,810     1,325
    Deferred tax credits                                      17         -
    Other                                                      6        14
                                                        --------    ------
                                                           2,435     1,715
Deferred tax liabilities:
    Depreciation                                             284       229
    FHLB stock dividend                                      430       378
    Intangible assets                                         95         -
    Mortgage servicing rights                                 71        75
    Prepaid expenses                                          33         -
    Unrealized gain on securities available for sale          31       103
                                                        --------    ------
                                                             944       785
                                                        --------    ------

Net deferred tax asset (liability)                      $  1,491    $  930
                                                        ========    ======

Federal income tax laws provided additional bad debt deductions through 1987, totaling $2,250. Accounting standards do not require a deferred tax liability to be recorded on this amount, which otherwise would total $765 at year-end 2004. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws were to change, this amount would be expensed.

No valuation allowance has been recorded against the deferred tax asset for net operating losses because the benefit is more likely than not to be realized. Net operating losses totaling $2,839 and $2,485 expire in 2023 and 2024, respectively.

NOTE 15 - RELATED PARTY TRANSACTIONS

There were no loans to principal officers, directors, and their affiliates in 2004 or 2003. Deposits from principal officers, directors, and their affiliates at year-end 2004 and 2003 were $1,282 and $384.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per share date)

NOTE 16 - STOCK OPTIONS

Options to buy stock are granted to directors, officers and employees under the 1999 Stock Based Incentive Plan and 2003 Equity Compensation Plan, which provide for issue of up to 393,887 options. Exercise price is the market price at date of grant, so there is no compensation expense recognized in the income statement. The maximum option term is ten years, and options vest over three to five years.

A summary of the activity in the plan is as follows.

                                    2004                 2003                  2002
                              ------------------   ------------------   -------------------
                                        Weighted             Weighted              Weighted
                                        Average              Average               Average
                                        Exercise             Exercise              Exercise
                              Shares     Price     Shares     Price      Shares     Price
                              -------   --------   -------   --------    -------   --------
Outstanding at beginning of
year                          209,721   $  10.17   182,497   $   9.23    182,497   $  9.23
Granted                       110,864      12.63    77,758      11.79          -
Exercised                     (44,900)      9.19   (37,302)      9.23          -
Forfeited                     (19,149)     11.16   (13,232)      9.26          -
                              -------   --------   -------   --------    -------   -------

Outstanding at end of year    256,536   $  11.32   209,721   $  10.17    182,497   $  9.23
                              =======   ========   =======   ========    =======   =======

Options exercisable at
year-end                      106,386   $   9.86   101,285   $   9.20    107,903   $  9.22
                              =======   ========   =======   ========    =======   =======

Options available for grant    12,149               18,364                11,390

Options outstanding at year-end 2004 were as follows.

                                    Outstanding                 Exercisable
                           -------------------------------  ------------------
                                      Weighted
                                      Average    Weighted             Weighted
                                     Remaining    Average             Average
                                    Contractual   Exercise            Exercise
Range of Exercise Prices   Number       Life       Price     Number    Price
------------------------   -------  -----------  ---------   ------   --------
$  9.19 - $10.05            92,638   5.0 years   $    9.32   82,726   $   9.24
$ 11.50 - $12.70           146,666   8.9 years   $   12.30   21,994   $  11.91
$  13.76- $13.94            17,232   9.1 years   $   13.81    1,666   $  13.94

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per share date)

NOTE 17 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

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

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2004 and 2003, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

Actual and required capital amounts and ratios are presented below at year-end.

                                                                        To Be Well
                                                                      Capitalized Under
                                                      For Capital     Prompt Corrective
                                      Actual       Adequacy Purposes  Action Provisions
                                ----------------   -----------------  -----------------
                                 Amount    Ratio    Amount    Ratio    Amount     Ratio
                                --------   -----   --------   -----   --------    -----
2004
Total Capital to risk
 weighted assets                $ 14,555    12.2%  $  9,580     8.0%  $ 11,975    10.0%

Tier 1 (Core) Capital to risk
 weighted assets                  13,576    11.3      4,790     4.0      7,185     6.0

Tier 1 (Core) Capital to
 adjusted assets                  13,576     8.1      6,726     4.0      8,408     5.0

Tangible Capital (to
 adjusted total assets)           13,576     8.1      2,522     1.5        N/A

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per share date)

NOTE 17 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS (Continued)

                                                                         To Be Well
                                                                      Capitalized Under
                                                     For Capital      Prompt Corrective
                                      Actual       Adequacy Purposes  Action Provisions
                                -----------------  -----------------  -----------------
                                 Amount     Ratio  Amount      Ratio  Amount     Ratio
                                --------    -----  ------      -----  -------    -----
2003
Total Capital to risk
 weighted assets                $ 15,093    21.6%  $ 5,597      8.0%  $ 6,997     10.0%

Tier 1 (Core) Capital to risk
 weighted assets                  14,678    21.0     2,799      4.0     4,198      6.0

Tier 1 (Core) Capital to
 adjusted assets                  14,678    13.9     4,217      4.0     5,272      5.0

Tangible Capital (to
 adjusted total assets)           14,678    13.9     1,584      1.5           N/A

The Qualified Thrift Lender test requires at least 65% of assets be maintained in housing-related finance and other specified areas. If this test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or the Bank must convert to a commercial bank charter. Management believes that this test is met.

The Bank converted from a mutual to a stock institution, and a "liquidation account" was established at $14,300, which was net worth reported in the conversion prospectus. Eligible depositors who have maintained their accounts, less annual reductions to the extent they have reduced their deposits, would receive a distribution from this account if the Bank liquidated. Dividends may not reduce shareholders' equity below the required liquidation account balance.

Office of Thrift Supervision (OTS) regulations limit capital distributions by savings associations. Generally, capital distributions are limited to undistributed net income for the current and prior two years. At year-end 2004, no amount is available to pay dividends to the Company without prior approval from the OTS. The Company's ability to pay dividends is dependent on the Bank, which is restricted by regulations. These regulations may limit the Company's ability to pay dividends at historical levels.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per share date)

NOTE 18 - LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

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

The contractual amount of financial instruments with off-balance-sheet risk was as follows at year-end.

                                2004               2003
                                ----               ----
                            Fixed   Variable   Fixed   Variable
                            Rate       Rate    Rate      Rate
                            -----   --------   -----   --------
Commitments to make loans   $ 882   $    917   $ 486   $    520
Unused lines of credit        543      8,406       -      4,257

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments have interest rates ranging from 5.75% to 9.63% at December 31, 2004 and 5.25% to 7.00% at December 31, 2003 with maturities ranging from 15 years to 30 years.

NOTE 19 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amounts and estimated fair values of financial instruments were as follows at year-end.

                                                            2004                 2003
                                                            ----                 ----
                                                    Carrying     Fair     Carrying    Fair
                                                     Amount      Value     Amount     Value
                                                    --------   --------   --------   --------
Financial assets
     Cash and cash equivalents                      $ 32,675   $ 32,675   $  8,936   $  8,936
     Interest-bearing deposits in other financial
     institutions                                          -          -      1,587      1,587
     Securities available for sale                    13,508     13,508     27,126     27,126
     Loans held for sale                                   -          -        106        107
     Loans, net                                      108,149    108,712     58,024     59,341
     Federal Home Loan Bank stock                      3,778      3,778      3,626      3,626
     Loan sales proceeds receivable                    1,888      1,888          -          -
     Accrued interest receivable                         501        501        487        487

Financial liabilities
     Deposits                                       (101,624)  (102,030)   (73,358)   (73,927)
     Federal Home Loan Bank advances                 (41,170)   (41,017)    (7,500)    (7,500)
     Other borrowings                                 (2,249)    (2,249)         -          -
     Subordinated debentures                          (5,155)    (5,155)    (5,155)    (5,155)
     Accrued interest payable                            (36)       (36)       (65)       (65)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per share date)

NOTE 19 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The methods and assumptions used to estimate fair value are described as follows.

Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, Federal Home Loan Bank stock, loan sales proceeds receivable, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per share date)

NOTE 20 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Central Federal Corporation follows.

CONDENSED BALANCE SHEETS
December 31

                                                      2004          2003
                                                   ----------    ----------
ASSETS
Cash and cash equivalents                          $    8,504    $    9,238
Investment in banking subsidiary                       15,708        15,099
Investment in and advances to other subsidiaries          296           289
Other assets                                              399           621
                                                   ----------    ----------
Total assets                                       $   24,907    $   25,247
                                                   ==========    ==========

LIABILITIES AND EQUITY
Debt                                               $    5,155    $    5,155
Accrued expenses and other liabilities                    245           236
Shareholders' equity                                   19,507        19,856
                                                   ----------    ----------
Total liabilities and shareholders' equity         $   24,907    $   25,247
                                                   ==========    ==========

CONDENSED STATEMENTS OF OPERATIONS
Years ended December 31

                                                      2004          2003         2002
                                                   ----------    ----------     --------
Interest income                                    $        -    $       20     $     77
Dividends from subsidiaries                                 -         5,437        2,800
Other income                                                -            11            -
Interest expense                                          225            59          297
Other expense                                             306           338          173
                                                   ----------    ----------     --------

Income (loss) before income tax and
    undistributed subsidiaries operations                (531)        5,071        2,407
Income tax benefit                                        143           125          137
Effect of subsidiaries' operations                     (1,274)       (7,570)      (1,870)
                                                   ----------    ----------     --------

Net income (loss)                                  $   (1,662)   $   (2,374)    $    674
                                                   ==========    ==========     ========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per share date)

NOTE 20 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
(Continued)

CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31

                                                      2004          2003           2002
                                                   ----------    ----------     --------
Cash flows from operating activities
  Net income (loss)                                $   (1,662)   $   (2,374)    $    674
  Adjustments:
    Effect of subsidiaries' operations                  1,274         7,570        1,870
    Change in other assets and other liabilities          296          (102)        (230)
                                                   ----------    ----------     --------
         Net cash from operating activities               (92)        5,094        2,314

Cash flows from investing activities
  Cash received in repayment of ESOP loan                   -           853          212
  Investments in subsidiaries                               -          (289)           -
                                                   ----------    ----------     --------
         Net cash from investing activities                 -           564          212

Cash flows from financing activities
  Proceeds of borrowings                                    -         5,155            -
  Repayments of borrowings                                  -        (4,900)      (2,100)
  Proceeds from stock issue                                 -         3,119            -
  Proceeds from exercise of stock options                 412           345            -
  Purchase of treasury stock                             (319)            -       (1,044)
  Dividends paid                                         (735)         (655)        (551)
  Dividends on unallocated ESOP shares                      -             -          (53)
                                                   ----------    ----------     --------
         Net cash from financing activities              (642)        3,064       (3,748)
                                                   ----------    ----------     --------

Net change in cash and cash equivalents                  (734)        8,722       (1,222)

Beginning cash and cash equivalents                     9,238           516        1,738
                                                   ----------    ----------     --------

Ending cash and cash equivalents                   $    8,504    $    9,238     $    516
                                                   ==========    ==========     ========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Dollars in thousands except per share date)

NOTE 21 - EARNINGS PER SHARE

The factors used in the earnings per share computation follow.

                                                                        2004          2003          2002
                                                                     -----------   -----------   -----------
Basic
     Net income (loss)                                               $    (1,662)  $    (2,374)  $       674
                                                                     ===========   ===========   ===========

     Weighted average common shares outstanding                        2,033,376     1,815,210     1,530,429
                                                                     ===========   ===========   ===========

     Basic earnings (loss) per common share                          $     (0.82)  $     (1.31)  $      0.44
                                                                     ===========   ===========   ===========

Diluted
     Net income (loss)                                               $    (1,662)  $    (2,374)  $       674
                                                                     ===========   ===========   ===========

     Weighted average common shares outstanding for basic earnings
     (loss) per share                                                  2,033,376     1,815,210     1,530,429

     Add:  Dilutive effects of assumed exercises of stock options
     and stock based incentive plan shares                                     -             -        31,570
                                                                     -----------   -----------   -----------

     Average shares and dilutive potential common shares               2,033,376     1,815,210     1,561,999
                                                                     ===========   ===========   ===========

     Diluted earnings (loss) per common share                        $     (0.82)  $     (1.31)  $      0.43
                                                                     ===========   ===========   ===========

The following potential average common shares were anti-dilutive and not considered in computing diluted earnings (loss) per share because the Company had a loss from continuing operations, the exercise price of the options was greater than the average stock price for the periods or the fair value of the stock based incentive plan shares at the date of grant was greater than the average stock price for the periods.

                                                                       2004         2003         2002
                                                                     -------       -------       -----
Stock options                                                        263,400       225,285       8,000

Stock based incentive plan shares                                     33,313        28,927           -

In 2003, the Company had included stock options and stock based incentive plan shares that increased the number of outstanding shares in computing diluted loss per share. However, because the Company had a loss from continuing operations, these potential common shares were anti-dilutive and should not have been considered for the computation. As a result, the Company revised 2003 diluted loss per share amounts. The impact of this change was not material to the diluted loss per share amounts disclosed.

CENTRAL FEDERAL CORPORATION
AND CFBANK
BOARD OF DIRECTORS

David C. Vernon
Chairman of the Board

Mark S. Allio
Vice-Chairman, President &
Chief Executive Officer
Central Federal Corporation
Vice-Chairman &
Chief Executive Officer
CFBank

Jeffrey W. Aldrich
President
Sterling China Co.

Thomas P. Ash
Superintendent
Mid-Ohio Educational Service
Center

William R. Downing
President
R.H. Downing, Inc.

Gerry W. Grace
President
Grace Services, Inc.

Jerry F. Whitmer, Esq.
Partner
Brouse McDowell

RESERVE MORTGAGE SERVICES,
INC.
BOARD OF DIRECTORS

David C. Vernon
Chairman of the Board

Richard J. O'Donnell
President & Chief Executive Officer
Reserve Mortgage Services, Inc.

Mark S. Allio
Vice-Chairman, President &
Chief Executive Officer
Central Federal Corporation
Vice-Chairman & Chief Executive Officer
CFBank

CFBANK
COLUMBUS DEVELOPMENT
BOARD

Daniel P. Finkelman
Executive Vice President
Alliance Data Systems Corporation

Julia F. Johnson
Managing Member
Johnson Manufacturing and
Farming LLC

R. Parker MacDonell
President - Columbus Region
CFBank

John L. Mead
Owner
Little Turtle Golf Course

Louis A. Nobile, Jr.
Former President
Bank One Lima

Robert F. Parsons
Director of Development & Marketing
Communities in Schools, Columbus Inc.

Kim Rice Wilson
President
Six String Concerts

CENTRAL FEDERAL CORPORATION
OFFICERS

David C. Vernon
Chairman of the Board

Mark S. Allio
Vice-Chairman, President &
Chief Executive Officer

Eloise L. Mackus, Esq.
Senior Vice President,
General Counsel & Secretary

Therese A. Liutkus, CPA
Treasurer & Chief Financial
Officer

LAURA L. MARTIN
ASSISTANT SECRETARY

CFBANK
OFFICERS

David C. Vernon
Chairman of the Board

Mark S. Allio
Vice-Chairman & Chief
Executive Officer

Raymond E. Heh
President & Chief Operating
Officer

R. Parker MacDonell
President - Columbus Region

Eloise L. Mackus, Esq.
Senior Vice President, General
Counsel & Secretary

Therese A. Liutkus, CPA
Treasurer & Chief Financial
Officer

William R. Reed
Senior Credit Officer

J. Brent Thomas
Vice President

Nancianne Dodgson
Assistant Vice President

Deborah L. Jacob
Assistant Vice President

John S. Lawell
Assistant Vice President

Daphne U. Moehring
Assistant Vice President

Diana M. Spencer
Assistant Vice President

Stephen C. Burt
Commercial Banking Officer

Scott T. Read
Commercial Banking Officer

Amy L. Tenney
Controller

MARY D. WILLIAMS
BANK SECRECY ACT OFFICER

Laura L. Martin
Assistant Secretary

RESERVE MORTGAGE SERVICES,
INC.
OFFICERS

David C. Vernon
Chairman of the Board

Richard J. O'Donnell
President & Chief Executive
Officer

Kathy K. Vidakovics
Vice President & Chief Operating
Officer

Eloise L. Mackus, Esq.
Secretary

Therese A. Liutkus, CPA
Treasurer

CFBANK
OFFICE LOCATIONS
FAIRLAWN, OHIO
2923 Smith Road
Akron, Ohio  44333
330-666-7979

David C. Vernon
Chairman of the Board

Mark S. Allio
Vice-Chairman &
Chief Executive Officer

Raymond E. Heh
President &
Chief Operating Officer

Eloise L. Mackus, Esq.
Senior Vice President,
General Counsel & Secretary

Therese A. Liutkus, CPA
Treasurer &
Chief Financial Officer

William R. Reed
Senior Credit Officer

Nancianne Dodgson
Assistant Vice President &
Office Manager

Stephen C. Burt
Commercial Banking Officer

Katie M. Costigan
Client Service Representative

Krista J. Dobronos
Commercial Banking Officer

Kenneth V. Hastings
Client Service Manager

Deborah L. Jacob
Assistant Vice President,
Compliance & Audit &
Bank Security Officer

Nicholas D. Kostoff
Consumer Loan Operations Manager

John S. Lawell
Assistant Vice President,
Operations

Laura L. Martin
Assistant Secretary &
Executive Assistant

Richard J. Miller
Accounting Manager

Shelley A. Morrow
Commercial Loan
Operations Manager

Scott T. Read
Commercial Banking Officer

Brenda L. Russell
Staff Accountant

Amy L. Tenney
Controller

Matthew J. Welsh
Financial Analyst

Mary D. Williams
Bank Secrecy Act Officer

WELLSVILLE, OHIO
601 Main Street
Wellsville, Ohio  43968
330-532-1517

Diana M. Spencer
Assistant Vice President,
Columbiana County
Regional Manager

Joan L. Boley
Mortgage Loan Servicing

Lisa A. Conkle
Mortgage Loan Servicing

Amy Dalrymple
Client Service Representative

Sheryl A. Gibson
Client Service Supervisor

Michele R. Guildoo
Human Resources Coordinator

Carolyn J. LaScola
Client Service Representative

Marjorie K. Minor
Reserve Mortgage Services, Inc.
Mortgage Loan Officer
Susan D. Pickens
Client Service Representative

Michelle Smith
Client Service Representative

Teresa L. Wilson
Client Service Representative

CALCUTTA, OHIO
49028 Foulks Drive
Calcutta, Ohio  43920
330-385-4323

Marian C. Ferlaino
Office Manager

Janice L. Boso
Client Service Representative

Janna L. Cable
Reserve Mortgage Services, Inc.
Mortgage Loan Officer

Kimberlee K. Little
Client Service Representative

Rhonda R. McDole
Client Service Representative

M. Renee Perorazio
Client Service Representative

Nancy Tice
Client Service Representative

COLUMBUS, OHIO
4249 Easton Way
Suite 125
Columbus, Ohio  43219
614-334-7979

R. Parker MacDonell
President - Columbus Region

Daphne U. Moehring
Assistant Vice President,
Office Manager & Commercial Banker

Matthew Allyn
Reserve Mortgage Services, Inc.
Mortgage Loan Officer
Kelley E. Joseph
Client Service Manager

Mary C. Linscott
Reserve Mortgage Services, Inc.
Mortgage Loan Officer

Arline R. Moore
Client Service Representative &
Administrative Assistant

J. Brent Thomas
Vice President,
Commercial Banker

RESERVE MORTGAGE SERVICES, INC.
OFFICE LOCATIONS
AKRON, OHIO
1730 Akron-Peninsula Rd.
Akron, Ohio  44313
330-945-7000

Richard J. O'Donnell
President & Chief Executive Officer

Kathy K. Vidakovics
Vice President & Chief Operating Officer

Kelly N. Bates
Office Manager

Holly Bingman
Mortgage Loan Processor

Gina D'Andrea
Mortgage Loan Officer

Jennifer Eagle
Senior Mortgage Loan Processor

Jamie L. Jones
Mortgage Loan Processor

Shelley A. McAfee
Mortgage Loan Processor

Christine Tomic
Receptionist & Junior Mortgage
Loan Processor

Larry Zarrilli
Mortgage Loan Officer

MARIETTA, GEORGIA
1025 Denmeade Walk
Marietta, Georgia  30064
678-797-9600

Don Dugan
Mortgage Loan Officer

Corporate Data

Annual Report

A copy of the Annual Report on Form 10-KSB filed with the Securities and Exchange Commission will be available March 30, 2005 without charge upon written request to:

Therese A. Liutkus, CPA
Treasurer and Chief Financial Officer
Central Federal Corporation
2923 Smith Road
Fairlawn, Ohio  44333
Phone: 330-666-7979 ext. 1012
Fax: 330-666-7959
Email:  TerriLiutkus@cfbankmail.com

Annual Meeting

The Annual Meeting of Shareholders of Central Federal Corporation will be held at 10 a.m. on Thursday, May 19, 2005 at the CFBank Fairlawn Office, 2923 Smith Road, Fairlawn, Ohio 44333.

Shareholder Services

The Registrar and Transfer Company serves as transfer agent for Central Federal Corporation shares. Communications regarding change of address, transfer of shares or lost certificates should be sent to:

The Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
Phone: 800-368-5948

                                      122