Form 10KSB, Exhibit 13
period 2005-12-31
CENTRAL FEDERAL CORP
filed 2006-03-30
CIK 1070680

                                                                               .
                                                                               .
                                                                               .

                                                                    EXHIBIT 13.1

 ANNUAL REPORT TO SECURITY HOLDERS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

Table of Contents

                                                             Page
                                                             ----
Message to Shareholders                                        3

Management's Discussion and Analysis of
Financial Condition and Results of Operations
Selected Financial and Other Data                              4
General                                                        6
Forward-Looking Statements                                     6
Management Strategy                                            7
Financial Condition                                            8
Comparison of Results of Operations for 2005 and 2004         10
Comparison of Results of Operations for 2004 and 2003         12
Quantitative and Qualitative Disclosures about Market Risk    16
Liquidity and Capital Resources                               17
Impact of Inflation                                           17
Critical Accounting Policies                                  17
Market Prices and Dividends Declared                          18

Financial Statements
Report of Independent Registered Public Accounting Firm       19
Consolidated Financial Statements                             20
Notes to Consolidated Financial Statements                    26

Board of Directors                                            48

Officers                                                      48

CFBank Office Locations                                       48

Corporate Data
Annual Report                                                 48
Annual Meeting                                                48
Shareholder Services                                          48

Message to Shareholders

Dear Shareholders,

Change, growth, execution, discovery and restructuring are all words that are applicable to the successful implementation of our vision. Over the past three years we have asked you, our shareholders, to allow us an opportunity to build an outstanding community bank that is focused on growth and a fanatical attention to detail and customer service. You have been patient as we have undergone a number of changes and we are appreciative and thankful.

During this past year we made additional tough decisions that required restructuring and added expense in the short term. At the same time we made substantial investments for the future that are required for the foundation of a strong, growth oriented community bank.

In February 2005 Mark Allio took the reins as CEO and he has brought us years of residential lending, management experience and financial accounting expertise. Dave Vernon, Ray Heh and the other members of the commercial banking team continued to lead our expansion into business financial services. And expand we did. Total loans grew 29% during the year. Specifically, commercial loans, commercial real estate and multi-family loans grew 37.5%. On the consumer side we focused our attention on Home Equity Lines of Credit which grew over 302% during the year.

We also saw substantial growth in deposits which grew 25%; while certificates of deposits grew 48%.

The growth added significantly to our net interest income for the year, which increased 24%.

We are approaching the point where the growth will be sufficient to bring about the profitability we envisioned when we implemented our growth and expansion plan at the beginning of 2003.

In the fourth quarter of the year, we announced and executed an offering of 2.3 million shares of common stock. Proceeds from issuing the additional shares have provided us with the needed capital for continued growth. The offering was completed in January 2006 and we have received the $14.5 million net proceeds from the offering.

Our promise of creating value for our customers, the communities we serve and for our shareholders continues. Systemic, sustainable and profitable growth will be our focus for 2006.

We look forward to the coming year and the opportunity to build on the accomplishments of 2005. We are growing and becoming stronger. Thank you for your support.


Mark S. Allio
Chairman, President and CEO


David C. Vernon
Vice-Chairman

         Management's Discussion and Analysis of Financial Condition and
                              Results of Operations

                        SELECTED FINANCIAL AND OTHER DATA

The information in the following tables should be read in conjunction with our Consolidated Financial Statements, the related Notes and Management's Discussion and Analysis of Financial Condition and Results of Operations as contained in this report.

                                                        AT DECEMBER 31,
                                     ----------------------------------------------------
                                       2005       2004       2003       2002       2001
                                     --------   --------   --------   --------   --------
                                                    (DOLLARS IN THOUSANDS)
SELECTED FINANCIAL CONDITION DATA:
Total assets                         $173,021   $171,005   $107,011   $110,551   $120,927
Cash and cash equivalents               2,972     32,675      8,936     12,861      4,329
Securities available for sale          30,872     13,508     27,126      1,439      2,092
Securities held to maturity                --         --         --     17,822     23,343
Loans, net(1)                         124,026    108,149     58,024     62,565     70,570
Allowance for loan losses               1,495        978        415        361        373
Nonperforming assets                      800        418        934        783        985
Foreclosed assets                          --        132        193          2         98
Goodwill                                   --      1,749         --         --         --
Other intangible assets                    --        299         --         --         --
Deposits                              127,588    101,624     73,358     74,690     76,168
FHLB advances                          22,995     41,170      7,500     11,430     18,393
Other borrowings                           --      2,249         --      4,900      7,000
Subordinated debentures                 5,155      5,155      5,155         --         --
Total shareholders' equity             16,081     19,507     19,856     17,583     18,160

                                              FOR THE YEAR ENDED DECEMBER 31,
                                     ------------------------------------------------
                                       2005       2004       2003      2002     2001
                                     --------   --------   --------   ------   ------
                                                  (DOLLARS IN THOUSANDS)
SUMMARY OF OPERATIONS:
Total interest income                $ 8,691    $ 6,144    $ 5,435    $7,067   $9,588
Total interest expense                 3,723      2,149      3,521     3,462    5,299
                                     -------    -------    -------    ------   ------
   Net interest income                 4,968      3,995      1,914     3,605    4,289
Provision for loan losses                674        646        102        19       62
                                     -------    -------    -------    ------   ------
   Net interest income after
      provision for loan losses        4,294      3,349      1,812     3,586    4,227
Noninterest income:
   Net gain (loss) on sale of
      securities                          --        (55)        42        16       15
   Other                                 866        592        714       549      169
                                     -------    -------    -------    ------   ------
      Total noninterest income           866        537        756       565      184
Impairment loss on goodwill and
   intangibles                         1,966         --         --        --       --
Noninterest expense (12)               6,861      6,420      5,930     3,164    3,501
                                     -------    -------    -------    ------   ------
Income (loss) before income taxes     (3,667)    (2,534)    (3,362)      987      910
Income tax expense (benefit)            (377)      (872)      (988)      313      312
                                     -------    -------    -------    ------   ------
      Net income (loss)              $(3,290)   $(1,662)   $(2,374)   $  674   $  598
                                     =======    =======    =======    ======   ======

                                                    (See footnotes on next page)

         Management's Discussion and Analysis of Financial Condition and
                              Results of Operations

                                                                AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                          --------------------------------------------------
                                                            2005       2004       2003       2002      2001
                                                          --------   -------    -------    -------   -------
SELECTED FINANCIAL RATIOS AND OTHER DATA:

PERFORMANCE RATIOS:(2) (10)
Return on average assets                                    (2.02%)    (1.23%)    (2.19%)     0.58%     0.45%
Return on average equity                                   (17.71%)    (8.60%)   (12.34%)     3.76%     3.32%
Average yield on interest-earning assets(3)                  5.93%      5.03%      5.62%      6.98%     7.71%
Average rate paid on interest-bearing liabilities            2.75%      1.93%      2.63%      3.63%     4.65%
Average interest rate spread(4)                              3.18%      3.10%      2.99%      3.35%     3.06%
Net interest margin, fully taxable equivalent(5) (11)        3.39%      3.27%      3.28%      3.56%     3.45%
Interest-earning assets to interest-bearing liabilities    108.28%    109.82%    113.38%    106.09%   109.17%
Efficiency ratio(6)                                        151.30%    139.96%    225.65%     76.17%    78.53%
Noninterest expense to average assets                        5.43%      4.74%      5.47%      2.74%     2.63%
Dividend payout ratio                                         n/m        n/m        n/m       83.7%    81.58%

CAPITAL RATIOS:(2)
Equity to total assets at end of period                      9.29%     11.41%     18.56%     15.90%    15.02%
Average equity to average assets                            11.43%     14.26%     17.76%     15.54%    13.54%
Tangible capital ratio (9)                                   6.90%      8.10%     13.90%     18.90%    18.40%
Core capital ratio (9)                                       6.90%      8.10%     13.90%     18.90%    18.40%
Risk-based capital ratio (9)                                10.10%     12.20%     21.60%     38.60%    35.70%

ASSET QUALITY RATIOS:(2)
Nonperforming loans to total loans (7)                       0.64%      0.26%      1.28%      1.25%     1.25%
Nonperforming assets to total assets(8)                      0.46%      0.24%      0.87%      0.71%     0.81%
Allowance for loan losses to total loans                     1.19%      0.90%      0.71%      0.57%     0.53%
Allowance for loan losses to nonperforming loans (7)       186.88%    341.96%     56.01%     46.22%    42.24%
Net charge-offs to average loans                             0.14%      0.10%      0.08%      0.05%     0.05%

PER SHARE DATA:
Basic earnings (loss) per share                           $ (1.49)   $ (0.82)   $ (1.31)   $  0.44   $  0.38
Diluted earnings (loss) per share                           (1.49)     (0.82)     (1.31)      0.43      0.38
Dividends declared                                           0.36       0.36       0.36       0.36      0.31
Tangible book value per share at end of period               7.17       7.99       9.81      10.68     10.42

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

(10) Performance ratios for the year ended December 31, 2005 were significantly affected by the pre-tax $2.0 million impairment loss on goodwill and intangibles. Following are performance ratios excluding this charge:

     Return on average assets                          (0.86%)
     Return on average equity                          (7.27%)
     Efficiency ratio                                 117.60%
     Ratio of noninterest expense to average assets     4.20%

     Reconciliation of GAAP net loss to loss excluding the impairment loss on goodwill and intangibles:

     GAAP net loss                                    $(3,290)
     Impairment loss on goodwill and intangibles,
        net of tax                                      1,893
                                                      -------
     Loss excluding impairment loss on goodwill and
        intangibles                                   $(1,397)
                                                      =======
     Diluted loss per share                           $ (0.63)
                                                      =======

(11) Calculated excluding the $1.3 million penalty on prepayment of FHLB advances in 2003.

(12) Excludes the $2.0 million impairment loss in 2005.

   Management's Discussion and Analysis of Financial Condition and Results of
                                   Operations

GENERAL

Central Federal Corporation is a savings and loan holding company incorporated in Delaware in 1998. Our primary business is the operation of our principal subsidiary, CFBank, a federally chartered savings association formed in Ohio in 1892.

We are a community-oriented financial institution offering a variety of financial services to meet the needs of the communities we serve. We attract deposits from the general public and use the deposits, together with borrowings and other funds, primarily to originate commercial and commercial real estate loans, single-family and multi-family residential mortgage loans and home equity lines of credit. We also invest in consumer loans, construction and land loans and securities.

We emphasize personalized service, access to decision makers, timely response to loan requests and loan processing and the convenience of telephone banking, corporate cash management and online internet banking for our depositors.

Our principal market area for loans and deposits includes the following Ohio counties: Summit County through our office in Fairlawn, Ohio; Franklin County through our office in Columbus, Ohio; and Columbiana County through our offices in Calcutta and Wellsville, Ohio. We have a residential mortgage origination office in Akron, Ohio. We originate commercial and conventional real estate loans and business loans throughout Ohio.

Management's discussion and analysis represents a review of our consolidated financial condition and results of operations. This review should be read in conjunction with our consolidated financial statements and related notes.

Our results of operations are dependent primarily on net interest income, which is the difference between the interest income earned on loans and securities and the cost of funds, consisting of interest paid on deposits and borrowed funds. Net interest income is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. Net income is also affected by, among other things, loan fee income, provisions for loan losses, service charges, gains on loan sales, operating expenses and franchise and income taxes. Operating expenses principally consist of employee compensation and benefits, occupancy and other general and administrative expenses. Results of operations are significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities. Future changes in applicable laws, regulations or government policies may also materially impact our performance.

FORWARD-LOOKING STATEMENTS

This Annual Report contains "forward-looking statements" which may be identified by the use of such words as "may," "believe," "expect," "anticipate," "should," "plan," "estimate," "predict," "continue" and "potential" or the negative of these terms or other

   Management's Discussion and Analysis of Financial Condition and Results of
                                   Operations

comparable terminology. Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited to (i) general and local economic conditions, (ii) changes in interest rates, deposit flows, demand for mortgages and other loans, real estate values and competition, (iii) changes in accounting principles, policies or guidelines, (iv) changes in legislation or regulation; and (v) other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services.

Any or all of the forward-looking statements in this Annual Report and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. We do not intend to update any of the forward-looking statements after the date of this Annual Report or to conform these statements to actual results.

MANAGEMENT STRATEGY

From the time of our mutual-to-stock thrift conversion in 1998 through 2002, we operated as an overcapitalized company exhibiting limited growth potential and earnings that were well below industry averages in terms of returns on average assets and equity. In order to increase our growth potential and earnings and to more effectively deploy our capital, the Board of Directors recognized that we needed to strengthen our management team, move into more rapidly growing markets and expand into business banking in order to be properly positioned to deliver long-term shareholder value.

At the beginning of 2003, the Board of Directors adopted a plan which called for adding experienced bankers to the management team, converting to a new data processing system, opening new offices in Fairlawn and Columbus and expanding into business financial services. The plan also called for other structural changes. Implementing the plan has resulted in increased expenses in the short-term, and our level of net interest income has not been sufficient to cover the increased overhead levels since we embarked on this strategy. We have undertaken significant restructuring costs, such as severance costs, termination of our Employee Stock Ownership Plan, freezing our defined benefit plan and restructuring our Federal Home Loan Bank (FHLB) debt. We believe that we have largely completed restructuring our management team and balance sheet, and believe that we are positioned to increase shareholder value as we become a more profitable community bank and continue building on the growth we have achieved in the past three years. While we recognize that we have many well-established competitors in our new markets, we believe that we will be able to achieve significant growth in these markets over the next several years. Our stock offering in January 2006 provided approximately $14.5 million in additional capital which has enabled us to expand our lending limit and further enhance our ability to expand in the markets we serve.

   Management's Discussion and Analysis of Financial Condition and Results of
                                   Operations

Our strategy to increase growth and profitability has the following components:

- Management -- In 2003, we began to put in place a strong senior management team with extensive banking experience. We believe it is unusual for a community bank to have a management team with such depth of experience and expertise. There has been significant industry consolidation in our markets in recent years, and we believe a substantial segment of the market is eager to do business with experienced bankers who are willing and able to provide personal service and prompt decisions.

- Growth Markets -- With the change in management, we also adopted an ambitious growth plan and expanded into new markets. We opened offices in Columbus and Fairlawn, Ohio, where higher population and median income levels offer far greater potential for growth and profitability. Along with our expansion into these new markets, we shifted our focus to more fully serving the more profitable commercial and commercial real estate loan markets. We also enhanced our mortgage lending capabilities by positioning ourselves to originate mortgages utilizing the internet.

- Customer Service -- We have differentiated ourselves from the competition by providing personalized service and access to experienced decision makers with the goal of meeting the individual financial needs and objectives of each customer. We limit the number of accounts served by each of our officers so that CFBank clients receive the highest level of personal service. We also provide courier service for depositors, and we are a leader in utilizing technology to enhance the level of service we provide.

- Asset Quality -- Historically, we have had excellent asset quality, which we have been careful to maintain. We have a team of very experienced lenders, and believe we have developed a stronger credit review process than would typically be seen at a community bank. With an increased legal lending limit as a result of our recent stock offering, we plan to significantly increase our loan portfolio while maintaining superior asset quality through conservative underwriting practices.

We continued to successfully execute our plan for growth during 2005. Commercial, commercial real estate and multi-family loans increased $19.8 million or 37.5% during 2005 and totaled $72.5 million at December 31, 2005. Home equity lines of credit increased $17.9 million or 302.4% during 2005 and totaled $23.9 million at year-end, including the purchase an $8.8 million pool of these loans in October 2005. Deposits increased $26.0 million or 25.5% during 2005 and totaled $127.6 million at year-end.

This growth positively impacted net interest income which increased 24.4% and totaled $5.0 million in 2005 compared to $4.0 million in 2004. Net interest margin increased to 3.39% during 2005 compared to 3.27% during 2004.

In January 2006, we successfully completed the offering of 2.3 million shares of common stock at a purchase price of $7.00 per share raising additional capital of approximately $14.5 million after offering expenses and underwriting commissions. The proceeds from this offering provided the capital needed to take advantage of opportunities as we continue to execute our strategy of growth.

   Management's Discussion and Analysis of Financial Condition and Results of
                                   Operations

Profitability during 2005 was negatively impacted by pretax operating losses of Reserve Mortgage Services (Reserve), our mortgage banking division. We expected the division's performance to be immediately accretive to earnings, but lower than projected loan origination and sales volumes resulted in losses. We recorded a non-cash after-tax impairment loss of $1.9 million in the quarter ended September 30, 2005 to write-off the value of goodwill and other intangible assets related to the October 2004 acquisition of Reserve. Recognition of the impairment loss had no effect on the regulatory capital ratios of CFBank or tangible book value of the Company.

In December 2005, a redemption of $1.3 million in FHLB stock resulted in a $1.0 million gain for tax purposes which utilized a portion of our net operating loss carryforward. The stock redemption resulted in no gain for book purposes but did result in the recognition of federal income tax expense of $344,000, which was a non-cash, non-recurring expense reflecting the tax liability associated with FHLB stock dividends received from 1978 through 1997 which reduced the basis of the shares redeemed for which no deferred tax liability had been established.

Profitability during 2005 was also impacted by expenses associated with additions to management and staff necessary to support growth, operating expenses associated with expansion into new markets and provisions for loan losses resulting from increased commercial, commercial real estate and multi-family residential lending. Current projections indicate improved performance in 2006 that is significantly dependent on our ability to continue to grow. Operating expenses which were essential for our expansion into business and financial services require the support of a larger asset base and resultant increased earnings to achieve profitability.

We are not aware of any market or institutional trends, other events or uncertainties that are expected to have a material effect on liquidity, capital resources or operations. We are not aware of any current recommendations by regulators which would have a material effect if implemented.

FINANCIAL CONDITION

GENERAL. Total assets at December 31, 2004 included $30.0 million in overnight investments at a positive spread to the FHLB advances used to fund the investment. As short-term interest rates increased and the spread between the investment and borrowing declined, the investments were liquidated and cash was used to repay the advances during the first quarter of 2005. The $2.0 million increase in total assets to $173.0 million at December 31, 2005 from $171.0 million at December 31, 2004 occurred even though assets and liabilities were reduced by $30 million as a result of unwinding the arbitrage transaction. The remaining increase in total assets was due to $19.8 million growth in commercial loans and $17.9 million growth in home equity lines of credit offset by the $2.0 million pre-tax impairment charge discussed previously. Loan growth was funded by deposit growth and FHLB advances.

   Management's Discussion and Analysis of Financial Condition and Results of
                                   Operations

CASH AND CASH EQUIVALENTS. Cash and cash equivalents totaled $3.0 million at December 31, 2005, a decline of $29.7 million from $32.7 million at December 31, 2004 due to the use of cash to repay FHLB advances as discussed above.

SECURITIES. Securities available for sale increased $17.4 million during the year and totaled $30.9 million at December 31, 2005 compared to $13.5 million at December 31, 2004. The increase in the portfolio was the result of a securitization of single-family residential mortgage loans held in our portfolio with an outstanding principal balance of $18.6 million with Freddie Mac in the second quarter of 2005. The securitization increased liquidity as the securities retained are readily marketable and held as available-for-sale. Credit risk on the loans was eliminated as a result of the securitization and CFBank's risk-based capital requirement was reduced.

LOANS. Loans, net totaled $124.0 million at December 31, 2005 compared to $108.1 million at December 31, 2004. Not considering the securitization transaction which reduced net mortgage balances by $18.5 million, overall loan balances increased by $34.4 million, or 38.4% driven by growth in commercial, commercial real estate, multi-family loans and home equity lines of credit which are an integral focus of our strategic growth plan. Commercial, commercial real estate and multi-family loans increased $19.8 million or 37.5% during 2005 and totaled $72.5 million at December 31, 2005 compared to $52.7 million at December 31, 2004 as we continued to focus on lending to businesses. Home equity lines of credit increased $17.9 million or 302.4% during 2005 and totaled $23.9 million at year-end 2005 compared to $6.0 million at year-end 2004. Growth in home equity lines of credit included the purchase of an $8.8 million pool of these loans in October 2005.

FEDERAL HOME LOAN BANK STOCK. FHLB stock declined $1.1 million during 2005 and totaled $2.7 million at year-end 2005 compared to $3.8 million at year-end 2004 due to the $1.3 million redemption discussed above offset by current year stock dividends.

GOODWILL AND OTHER INTANGIBLE ASSETS. Goodwill totaling $1.7 million represented the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets from the Reserve acquisition. Other intangible assets consisted of prior owner intangibles arising from the acquisition. The decision to recognize the impairment loss discussed above was in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" which requires recognition of an impairment loss when the carrying amount of the asset is not recoverable and its carrying amount exceeds its fair value. Additional information is included in Notes 8 and 21 to our audited consolidated financial statements.

DEPOSITS. Deposits increased $26.0 million, or 25.5% during 2005 and totaled $127.6 million at December 31, 2005 compared to $101.6 million at December 31, 2004. The increase was due to growth of $22.3 million in certificate of deposit accounts and $7.2 million in demand deposit accounts (including money market accounts) offset by a $3.5 million decline in traditional savings account balances. The growth in certificate of deposit accounts included $6.9 million in brokered deposits, which totaled $13.0 million

   Management's Discussion and Analysis of Financial Condition and Results of
                                   Operations

at year-end 2005. We expect to continue to use brokered deposits as a source of funding depending on market conditions, pricing and funding needs.

FEDERAL HOME LOAN BANK ADVANCES. FHLB advances declined $18.2 million during 2005 and totaled $23.0 million at year-end 2005 compared to $41.2 million at year-end 2004 due to repayment of advances associated with the arbitrage transaction, discussed previously and use of advances in the current year to fund loan growth. FHLB advances at year-end 2005 include $10.3 million in fixed rate advances maturing at various times from March 2006 through September 2008 at an average interest rate of 2.90% which were drawn primarily during the first six months of 2004 to fund loans at low borrowing interest rates and protect our interest rate risk position as market interest rates increased.

OTHER BORROWINGS. Other borrowings, which totaled $2.2 million at December 31, 2004, represented the outstanding balance on a revolving line of credit which was acquired in the Reserve acquisition. The line of credit was repaid during the quarter ended March 31, 2005.

SUBORDINATED DEBENTURES. Subordinated debentures totaled $5.2 million at year-end 2005 and 2004 and were issued in 2003 in exchange for the proceeds of a $5.0 million trust preferred securities offering issued by a trust formed by the Company. The proceeds of the offering are available to provide capital for CFBank to support growth.

SHAREHOLDERS' EQUITY. Total shareholders' equity declined $3.4 million or 17.6% during 2005 and totaled $16.1 million at December 31, 2005 compared to $19.5 million at December 31, 2004 primarily due to the net loss and dividends during the year. Our capital ratio was 9.29% at December 31, 2005 compared to 11.41% at December 31, 2004. In January 2006, we successfully completed the offering of
2.3 million shares of common stock raising additional capital of approximately $14.5 million after offering expenses and underwriting commissions.

Office of Thrift Supervision (OTS) regulations require savings institutions to maintain certain minimum levels of regulatory capital. Additionally, the regulations establish a framework for the classification of savings institutions into five categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Generally, an institution is considered well-capitalized if it has a core (Tier 1) capital ratio of at least 5.0% (based on adjusted total assets); a core (Tier 1) risk-based capital ratio of a least 6.0%; and a total risk-based capital ratio of at least 10.0%. CFBank had capital ratios above the well-capitalized levels at year-end 2005 and 2004.

COMPARISON OF RESULTS OF OPERATIONS FOR 2005 AND 2004

GENERAL. Operations resulted in a net loss of $3.3 million or $.1.49 per diluted share in 2005, an increase of $1.6 million compared to a net loss of $1.7 million or $.82 per diluted share in 2004 primarily due to the impairment loss on goodwill and intangibles and

   Management's Discussion and Analysis of Financial Condition and Results of
                                   Operations

federal income tax on the FHLB stock redemption discussed above offset by increased net interest income resulting from our growth strategy.

NET INTEREST INCOME. Net interest income is a significant component of net income, and consists of the difference between interest income generated on interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is primarily affected by the volumes, interest rates and composition of interest-earning assets and interest-bearing liabilities. The following tables titled "Average Balances, Interest Rates and Yields" and "Rate/Volume Analysis of Net Interest Income" provide important information on factors impacting net interest income and should be read in conjunction with this discussion of net interest income.

Net interest income increased 24.4% and totaled $5.0 million in 2005 compared to $4.0 million in 2004. The improvement in net interest income was due to growth in assets, primarily commercial, commercial real estate and multi-family mortgage loans and home equity lines of credit.

Interest income increased $2.6 million or 41.5% to $8.7 million in 2005, compared to $6.1 million in 2004, primarily due to increased income on loans and securities offset by a decline in income from short-term cash investments. Interest income on loans increased $2.4 million, or 50.3% in 2005 to $7.3 million compared to $4.9 million in 2004, due to growth in loan balances and higher yields on loans. Average loan balances increased $32.3 million and totaled $114.2 million in 2005 compared to $81.9 million in 2004 primarily due to commercial, commercial real estate and multi-family mortgage loan growth. Average loan yields increased 46 basis points (bp) to 6.39% in 2005 compared to 5.93% in 2004 due to an increase in short-term market interest rates in 2005 and growth in commercial, commercial real estate and multi-family mortgage loans and home equity lines of credit, which are primarily adjustable rate loans and comprised 76.7% of the loan portfolio in 2005 compared to 53.7% in 2004. Interest income on securities increased $351,000 or 45.6% and totaled $1.1 million in 2005 compared to $770,000 in 2004 due to an increase in the average balance and yield on securities. The average balance of securities increased $5.8 million and totaled $25.4 million in 2005 compared to $19.6 million in 2004 due to the securitization transaction discussed previously. The yield on securities increased 44 bp and totaled 4.45% in 2005 compared to 4.01% in 2004 primarily due to the mortgage loan securitization which added higher yielding assets to the securities portfolio. Interest income on federal funds sold and other earning assets declined $279,000 and totaled $88,000 in 2005 compared to $367,000 in 2004 due to a decline in the average balance partially offset by an increase in yield on these assets. The average balance of other earning assets decreased $13.9 million and totaled $3.4 million in 2005 compared to $17.3 million in 2004, which included the arbitrage transaction described previously. The yield on other earning assets increased 49 bp to 2.61% in 2005 from 2.12% in 2004 as short-term market interest rates increased during 2005. The average balance of interest-earning assets increased $24.2 million and the average yield of interest-earning assets increased 90 bp during 2005.

Interest expense increased $1.6 million or 73.2% to $3.7 million in 2005 compared to $2.1 million in 2004 due to increased interest expense on both deposits and borrowings.

   Management's Discussion and Analysis of Financial Condition and Results of
                                   Operations

Interest expense on deposits increased $1.4 million or 96.7% to $2.8 million from $1.4 million in 2004 due to increases in both the average balance and cost of deposits. Average deposit balances increased $30.3 million to $110.6 million in 2005 from $80.3 million in 2004 primarily due to growth in certificate of deposit accounts. The average cost of deposits increased 76 bp to 2.55% in 2005 from 1.79% in 2004 due to higher market interest rates in 2005. Interest expense on FHLB advances and other borrowings, including subordinated debentures, increased $186,000 or 26.1% to $899,000 in 2005 from $713,000 in 2004 due to an increase in the average cost offset by a decline in the average balance of borrowings. The average cost of FHLB advances and other borrowings increased 134 bp to 3.62% in 2005 from 2.28% in 2004 primarily due increased short-term interest rates in 2005 which negatively affected both the cost of short-term FHLB advances and subordinated debentures. The average balance of FHLB advances and other borrowings decreased $6.4 million to $24.9 million in 2005 from $31.3 million in 2004 as short-term borrowings were repaid when the arbitrage transaction described previously was unwound in the first quarter of 2005. The average balance of interest-bearing liabilities increased $23.9 million and the average cost of interest-bearing liabilities increased 82 bp in 2005.

Net interest margin increased 12 bp from 3.27% in 2004 to 3.39% in 2005.

PROVISION FOR LOAN LOSSES. Management analyzes the adequacy of the allowance for loan losses regularly through reviews of the performance of the loan portfolio considering economic conditions, changes in interest rates and the effect of such changes on real estate values and changes in the composition of the loan portfolio. The allowance for loan losses is established through a provision for loan losses based on management's evaluation of the risk in its loan portfolio. The evaluation includes a review of all loans for which full collectibility may not be reasonably assured and considers, among other matters, the estimated fair value of the underlying collateral, economic conditions, historical loan loss experience, changes in the size and growth of the loan portfolio and additional factors that warrant recognition in providing for an adequate loan loss allowance. Future additions to the allowance for loan losses will be dependent on these factors.

Based on management's review, the provision for loan losses totaled $674,000 in 2005; comparable to $646,000 in 2004. At December 31, 2005, the allowance for commercial, commercial real estate and multi-family mortgage loans totaled $1.3 million, an increase of $456,000 or 52.9% from $862,000 at December 31, 2004 as these loan types increased from 48.3% of the loan portfolio at year-end 2004 to 58.7% at year-end 2005. 88.2% of the allowance was allocated to these loan types at December 31, 2005, as they tend to be larger balance, higher risk loans. At December 31, 2005, the allowance for loan losses represented 1.19% of total loans compared to 0.90% at December 31, 2004. Nonperforming loans, all of which are nonaccrual loans, totaled $800,000 at December 31, 2005, an increase of $514,000 compared to $286,000 at December 31, 2004 representing an increase in single-family mortgage loan delinquencies. At December 31, 2005, 0.6% of total loans were nonaccrual loans compared to 0.3% at December 31, 2004. All of the nonaccrual loan balances are secured by single-family homes in our primary market area. Management believes the allowance for loan losses is adequate to absorb probable incurred credit losses in the loan portfolio at December 31, 2005; however,

   Management's Discussion and Analysis of Financial Condition and Results of
                                   Operations

future additions to the allowance may be necessary based on changes in economic conditions and the factors discussed in the previous paragraph.

NONINTEREST INCOME. Noninterest income increased $329,000 or 61.3% to $866,000 in 2005 compared to $537,000 in 2004 due to an increase in net gains on loan sales. Mortgage loan originations and sales increased and net gains on sales totaled $469,000 in 2005, an increase of $247,000 from $222,000 in 2004 due to increased originations by the mortgage banking division acquired in October 2004. Significant future increases in market mortgage interest rates may reduce the volume of loan originations, sales and resultant gains.

NONINTEREST EXPENSE. Noninterest expense included an impairment loss of $2.0 million recognized in the third quarter of 2005, discussed previously. Noninterest expense, excluding the impairment loss, totaled $6.9 million in 2005, an increase of $441,000 or 6.9% compared to $6.4 million in 2004 primarily due to operating costs related to Reserve, (acquired in October 2004) which totaled $831,000 in 2005 compared to $144,000 in 2004. Current year noninterest expense also included $68,000 in professional fees related to implementation of the internal control provisions of Section 404 of the Sarbanes-Oxley Act of 2002 which will be applicable to us beginning in 2007. Noninterest expense in 2004 included $106,500 in legal and professional fees related to the reverse stock split abandoned by the Board in early 2005 and $166,000 in expenses related to employee severance and post-retirement life insurance benefits associated with bank owned life insurance.

INCOME TAXES. The income tax benefit in 2005 totaled $377,000 and included a non-cash non-recurring federal income tax charge of $344,000 related to redemption of FHLB stock described previously. The goodwill impairment loss recognized in 2005 was not deductible for tax purposes.

COMPARISON OF RESULTS OF OPERATIONS FOR 2004 AND 2003

GENERAL. We incurred a net loss of $1.7 million or $.82 per diluted share in 2004, a 30.0% improvement from the net loss of $2.4 million or $1.31 per diluted share in 2003 primarily due to higher net interest income offset by additional provision for loan losses, a decline in gains on loan sales and increased noninterest expense.

NET INTEREST INCOME. Net interest income totaled $4.0 million in 2004 compared to $1.9 million in 2003. Net interest income in 2003 included a $1.3 million pre-tax prepayment penalty incurred in the repayment of long-term, fixed-rate FHLB advances, discussed below. Not including the prepayment penalty, net interest income increased 25.5% in 2004 compared to 2003. The improvement in net interest income was due to growth in assets, primarily commercial, commercial real estate and multi-family mortgage loans, and a reduction in the cost of borrowings in 2004 due to FHLB advance payoffs, noted above and lower market interest rates.

   Management's Discussion and Analysis of Financial Condition and Results of
                                   Operations

Interest income increased $709,000 or 13.0% to $6.1 million in 2004, compared to $5.4 million in 2003 primarily due to increased income on loans and short-term cash investments offset by a decline in income on securities. Interest income on loans increased $652,000, or 15.5% in 2004 to $4.9 million, compared to $4.2 million in 2003, primarily due to growth in loan balances offset by lower yields on loans. Average loan balances increased $24.5 million and totaled $81.9 million in 2004 compared to $57.4 million in 2003 primarily due to loan growth pursuant to our strategy to expand into business financial services in the Fairlawn and Columbus, Ohio markets. Average loan yields declined 139 bp to 5.93% in 2004 compared to 7.32% in 2003 due to payoffs of higher yielding mortgage loans and growth in commercial, commercial real estate and multi-family mortgage loans, which are primarily adjustable rate loans at lower rates than single-family mortgage loans and comprised 59.6% of the loan portfolio in 2003 compared to 37.9% in 2004. Interest income on federal funds sold and other earning assets totaled $367,000 in 2004 and increased $215,000, or 141.4% from $152,000 in 2003 due to an increase in both the average balance and yield of other earning assets. The average balance of other earning assets increased $4.9 million and totaled $17.3 million in 2004 compared to $12.4 million in 2003 as we maintained short-term cash balances in anticipation of loan growth. The yield on other earning assets increased 90 bp to 2.12% in 2004 from 1.22% in 2003 as short-term market interest rates increased during 2004. Interest income on securities declined $169,000 or 18.0% and totaled $770,000 in 2004 compared to $939,000 in 2003 primarily due to a decline in the average balance of securities. The average balance of securities declined $4.1 million and totaled $19.6 million in 2004 compared to $23.7 million in 2003 due to cash flows from maturities and sales of securities generally invested in short-term cash investments in anticipation of loan growth. The yield on securities was 4.01% in 2004 compared to 4.02% in 2003. The average balance of interest-earning assets increased $25.4 million and the average yield of interest-earning assets declined 59 bp during 2004.

Interest expense, not including the $1.3 million prepayment penalty, decreased $102,000 or 4.5% to $2.1 million in 2004 compared to $2.2 million in 2003 due to a decline in interest expense on deposits offset by an increase in interest expense on borrowings. Interest expense on deposits decreased $134,000 or 8.5% to $1.4 million in 2004 from $1.6 million in 2003 due to a decline in the cost of deposits offset by an increase in the deposit balances. The average cost of deposits declined 35 bp to 1.79% in 2004 from 2.14% in 2003. Average deposit balances increased $6.9 million to $80.3 million in 2004 from $73.4 million in 2003 primarily due to success in building deposit relationships with business loan customers. Interest expense on FHLB advances and other borrowings including subordinated debentures increased $32,000 or 4.7% to $713,000 in 2004 from $681,000 in 2003, not including the $1.3 million prepayment penalty. The increase was due to higher borrowing balances offset by a decline in the average cost of borrowings. The average balance of FHLB advances and other borrowings increased $19.1 million to $31.3 million in 2004 from $12.2 million in 2003 as borrowings were used to fund loan growth and short-term cash investments. The average cost of FHLB advances and other borrowings decreased 331 bp to 2.28% in 2004 from 5.59% in 2003 primarily due to payoff of long- term, fixed-rate FHLB advances in 2003. The average balance of interest-bearing liabilities increased $25.9 million and the average cost of interest-bearing liabilities declined 70 bp in 2004.

Net interest margin declined 1 bp from 3.28% in 2003 to 3.27% in 2004.

   Management's Discussion and Analysis of Financial Condition and Results of
                                   Operations

PROVISION FOR LOAN LOSSES. The provision for loan losses is based on management's regular review of the loan portfolio as described in detail previously. Based on this review, the provision for loan losses totaled $646,000 in 2004, an increase of $544,000 from $102,000 in 2003. The significant growth in commercial, commercial real estate and multi-family mortgage loans in 2004 required an increase in the provision and allowance for loan losses. At December 31, 2004, the allowance for commercial, commercial real estate and multi-family mortgage loans totaled $862,000, an increase of $762,000 from $100,000 at December 31, 2003 as these loan types grew from 17.8% of the total loan portfolio at year-end 2003 to 48.3% at year-end 2004. 88.4% of the allowance was allocated to these loan types at December 31, 2004, as they tend to be larger balance, higher risk loans. At December 31, 2004, the allowance for loan losses represented .90% of total loans compared to .71% at December 31, 2003. Further, nonperforming loans, all of which are nonaccrual loans, were $286,000 at December 31, 2004 and $741,000 at December 31, 2003. At December 31, 2004, 0.3%
of total loans were nonaccrual, compared to 1.3% at December 31, 2003. The decline in nonaccrual loans was principally due to acquisition of properties through the foreclosure process. More than 96% of the nonaccrual loan balances were secured by single-family homes in our primary market area.

NONINTEREST INCOME. Noninterest income declined $219,000 or 29.0% to $537,000 in 2004, compared to $756,000 in 2003 due to losses on security sales and decreased gains on sales of loans offset by increased loan servicing fees. Net losses on sales of securities, which totaled $55,000 in 2004 compared to gains of $42,000 in 2003, were primarily from sales of fixed-rate debt securities. Gains on sales of loans totaled $222,000 in 2004, a decline of $207,000 or 48.3% from $429,000 during 2003 due to decreased mortgage originations and sales as market mortgage interest rates increased and customer refinancing slowed during 2004. Net loan servicing fee income totaled $62,000 in 2004, an increase of $163,000 from a net loss of $101,000 in 2003, primarily a result of slower mortgage loan prepayments as market interest rates increased in 2004.

NONINTEREST EXPENSE. Noninterest expense increased $490,000 or 8.3% and totaled $6.4 million in 2004 compared to $5.9 million in 2003 primarily due to a full year of operating costs related to staffing, improved technology and expansion to new locations in Fairlawn and Columbus, including data processing, occupancy, depreciation and other expenses. Noninterest expense in 2004 also included $106,500 in legal and professional fees related to the abandoned reverse stock split and $412,000 in expenses related to employee severance, post-retirement life insurance benefits associated with bank owned life insurance, one time charges recognized in connection with the servicing of loans and one time internal operating account write-offs. Expense for the year ended December 31, 2003 included $1.6 million in salaries and benefits expense related to restructuring of employee benefit plans and payments on agreements with former executives.

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

                                                                   For the Years Ended December 31,
                                    ----------------------------------------------------------------------------------------------
                                                 2005                            2004                            2003
                                    ------------------------------  ------------------------------  ------------------------------
                                      Average    Interest  Average    Average    Interest  Average    Average    Interest  Average
                                    Outstanding   Earned/   Yield/  Outstanding   Earned/   Yield/  Outstanding   Earned/   Yield/
                                      Balance      Paid      Rate     Balance      Paid      Rate     Balance      Paid      Rate
                                    -----------  --------  -------  -----------  --------  -------  -----------  --------  -------
                                                                        (Dollars in thousands)
Interest-earning assets:
   Securities (1) (2)                $ 25,404     $1,121    4.45%    $ 19,605     $  780    4.01%    $ 23,675     $  942    4.02%
   Loans (3)                          114,157      7,295    6.39%      81,900      4,855    5.93%      57,449      4,203    7.32%
   Other earning assets                 3,368         88    2.61%      17,329        367    2.12%      12,410        152    1.22%
   FHLB stock                           3,751        187    4.99%       3,694        152    4.11%       3,557        141    3.96%
                                     --------     ------             --------     ------             --------     ------
      Total interest-earning
         assets                       146,680      8,691    5.93%     122,528      6,154    5.03%      97,091      5,438    5.62%
   Noninterest-earning assets          15,872                          13,034                          11,268
                                     --------                        --------                        --------
      Total assets                   $162,552                        $135,562                        $108,359
                                     ========                        ========                        ========

Interest-bearing liabilities:
   Deposits                          $110,601      2,824    2.55%    $ 80,305      1,436    1.79%    $ 73,440      1,570    2.14%
   FHLB advances and other
      borrowings (4)                   24,860        899    3.62%      31,265        713    2.28%      12,192        681    5.59%
                                     --------     ------             --------     ------             --------     ------
      Total interest-bearing
         liabilities                  135,461      3,723    2.75%     111,570      2,149    1.93%      85,632      2,251    2.63%
   Noninterest-bearing liabilities      8,518                           4,658                           3,484
                                     --------                        --------                        --------
      Total liabilities               143,979                         116,228                          89,116
  Equity                               18,573                          19,334                          19,243
                                     --------                        --------                        --------
      Total liabilities and equity   $162,552                        $135,562                        $108,359
                                     ========                        ========                        ========
   Net interest-earning assets       $ 11,219                        $ 10,958                        $ 11,459
                                     ========                        ========                        ========
   Net interest income/interest
      rate spread                                 $4,968    3.18%                 $4,005    3.10%                 $3,187    2.99%
                                                  ======    ====                  ======    ====                  ======    ====
   Net interest margin                                      3.39%                           3.27%                           3.28%
                                                            ====                            ====                            ====
   Average interest-earning assets
      to average interest-bearing
      liabilities                      108.28%                         109.82%                         113.38%
                                     ========                        ========                        ========

----------
(1)  Average balance is computed using the carrying value of securities.

     Average yield is computed using the historical amortized cost average balance for available for sale securities.

(2) Average yields and interest earned are stated on a fully taxable equivalent basis.

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

                                                     Year Ended                     Year Ended
                                                  December 31, 2005             December 31, 2004
                                               Compared to Year Ended         Compared to Year Ended
                                                  December 31, 2004             December 31, 2003
                                            ----------------------------   ---------------------------
                                            Increase (decrease)            Increase (decrease)
                                                   due to                         due to
                                            -------------------            -------------------
                                               Rate    Volume       Net       Rate   Volume       Net
                                              ------   ------     ------     -----   ------      -----
                                                              (Dollars in thousands)
Interest-earning assets:
   Securities (1)                             $   92   $  249     $  341     $  (2)  $ (160)     $(162)
   Loans                                         402    2,038      2,440      (904)   1,556        652
   Other earning assets                           70     (349)      (279)      140       75        215
   FHLB stock                                     33        2         35         6        5         11
                                              ------   ------     ------     -----   ------      -----
      Total interest-earning assets              597    1,940      2,537      (760)   1,476        716
Interest-bearing liabilities:
   Deposits                                      737      651      1,388      (272)     138       (134)
   FHLB advances and other borrowings (2)        354     (168)       186      (576)     608         32
                                              ------   ------     ------     -----   ------      -----
      Total interest-bearing liabilities       1,091      483      1,574      (848)     746       (102)
                                              ------   ------     ------     -----   ------      -----
Net change in net interest income             $ (494)  $1,457     $  963     $  88   $  730      $ 818
                                              ======   ======     ======     =====   ======      =====

(1)  Securities amounts are presented on a fully taxable equivalent basis.

(2) Amounts do not include the $1.3 million penalty on prepayment of FHLB advances in 2003.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss from adverse changes in market prices and interest rates. We have not engaged in and, accordingly, have no risk related to trading accounts, commodities, foreign exchange, hedging activities, interest rate derivatives or interest rate swaps. However, our hedging policy does allow CFBank to enter into hedging activities, such as interest rate swaps, up to 10% of total assets. Market risk arises primarily from interest rate risk inherent in our lending and deposit gathering activities and the issuance of debentures. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on- and off-balance sheet transactions are aggregated, and the resulting net positions are identified. Disclosures about the fair value of financial instruments as of December 31, 2005, which reflect changes in market prices and rates, are set forth in Note 20 to our consolidated financial statements.

Management actively monitors and manages interest rate risk. The primary objective in managing interest rate risk is to limit, within established guidelines, the adverse impact of changes in interest rates on our net interest income and capital. CFBank measures the effect of interest rate changes on its net portfolio value (NPV), which is the difference between the estimated market value of its assets and liabilities under different interest rate scenarios. Changes in NPV are measured using instantaneous changes in interest rates, rather than linear changes in rates over a period of time. At December 31, 2005 CFBank's NPV ratios, using interest rate shocks ranging from a 300 bp rise in rates to a 200 bp decline in rates are shown in the following table. All values are within the acceptable range established by the Board.

    Net Portfolio Value
        (Bank only)
---------------------------
  Basis Point
Change in Rates   NPV Ratio
---------------   ---------
      +300           9.70%
      +200          10.11%
      +100          10.52%
         0          10.78%
      -100          10.85%
      -200          10.40%

In evaluating CFBank's exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or periods to which they reprice, they may react in different degrees to changes in market interest rates. In addition, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Furthermore, in the event of a change in interest rates, prepayments and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease when interest rates rise. Therefore, the actual effect of changing interest rates may differ materially from that presented in the foregoing table.

Our interest rate risk position has improved as a result of management's strategic decisions to sell fixed-rate single-family mortgage loan originations rather than retain long-term, low fixed-rate loans in portfolio and grow commercial, commercial real estate and multi-family loans and home equity lines of credit, which, in many cases, have adjustable interest rates. Our interest rate risk position also improved as a result of the extension of maturity dates of borrowings using longer-term, fixed-rate FHLB advances in 2004 and the securitization of mortgage loans in 2005, which increased the liquidity of the mortgages.

LIQUIDITY AND CAPITAL RESOURCES

In general terms, liquidity is a measurement of ability to meet cash needs. The primary objective in liquidity management is to maintain the ability to meet loan commitments or to repay deposits and other liabilities in accordance with their terms without an adverse impact on current or future earnings. Principal sources of funds are deposits, amortization and prepayments of loans, maturities, sales and principal receipts of securities available for sale, borrowings and operations. While maturities and scheduled amortization of loans are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.

CFBank is required by regulation to maintain sufficient liquidity to ensure its safe and sound operation. Thus, adequate liquidity may vary depending on the bank's overall asset/liability structure, market conditions, the activities of competitors and the requirements of its own deposit and loan customers. Management believes that CFBank's liquidity is sufficient.

Liquidity management is both a daily and long-term responsibility of management. We adjust our investments in liquid assets, primarily cash, short-term investments and other assets that are widely traded in the secondary market, based on management's assessment of expected loan demand, expected deposit flows, yields available on interest-earning deposits and securities and the objective of our asset/liability management program. In addition to liquid assets, we have other sources of liquidity available including, but not limited to access to advances from the FHLB, use of brokered deposits and the ability to obtain deposits by offering above-market interest rates.

CFBank relies primarily on competitive rates, customer service and relationships with customers to retain deposits. Based on our historical experience with deposit retention and current retention strategies, we believe that, although it is not possible to predict future terms and conditions upon renewal, a significant portion of such deposits will remain with the bank.

At December 31, 2005, CFBank exceeded all of its regulatory capital requirements to be considered well-capitalized with a Tier 1 capital level of $11.7 million, or 6.9% of adjusted total assets, which exceeds the required level of $8.5 million, or 5.0%; Tier 1 risk-based capital level of $11.7 million, or 9.0% of risk-weighted assets, which exceeds the required level of $7.8 million, or 6.0%; and risk-based capital of $13.2 million, or 10.1% of risk-weighted assets, which exceeds the required level of $13.1 million, or 10.0%. In January 2006, the holding company contributed $10.4 million in additional capital to CFBank.

IMPACT OF INFLATION

The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which presently require us to measure financial position and results of operations primarily in terms of historical dollars. Changes in the relative value of money due to inflation are generally not considered. In management's opinion, changes in interest rates affect our financial condition to a far greater degree than change in the inflation rate. While interest rates are generally influenced by changes in the inflation rate, they do not move concurrently. Rather, interest rate volatility is based on changes in the expected rate of inflation, as well as changes in monetary and fiscal policy. A financial institution's ability to be relatively unaffected by changes in interest rates is a good indicator of its ability to perform in a volatile economic environment. In an effort to protect itself from the effects of interest rate volatility, we review interest rate risk frequently and take the steps necessary to minimize any detrimental effects on profitability.

CRITICAL ACCOUNTING POLICIES

We follow financial accounting and reporting policies that are in accordance with U. S. generally accepted accounting principles and conform to general practices within the banking industry. These policies are presented in Note 1 to our audited consolidated financial statements. Some of these accounting policies are considered to be critical accounting policies, which are those policies that require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Application of assumptions different than those used by management could result in material changes in our financial position or results of operations. Management believes that the judgments, estimates and assumptions used in the preparation of the consolidated financial statements are appropriate given the factual circumstances at the time.

We have identified accounting polices that are critical accounting policies and an understanding of these policies is necessary to understand our financial statements. One critical accounting policy relates to determining the adequacy of the allowance for loan losses. The Allowance for Loan Losses Policy provides a thorough, disciplined and consistently applied process that incorporates management's current judgments about the credit quality of the loan portfolio into determination of the allowance for loan losses in accordance with generally accepted accounting principles and supervisory guidance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Management believes that an adequate allowance for loan losses has been established. Additional information regarding this policy is included in the sections above captioned "Provision for Loan Losses" and in Notes 1 and 4 to our audited consolidated financial statements.

Another critical accounting policy relates to the valuation of the deferred tax asset for net operating losses. Net operating losses totaling $2.8 million, $2.5 million and $696,000 expire in 2023, 2024 and 2025, respectively. No valuation allowance has been recorded against the deferred tax asset for net operating losses because the benefit is more likely than not to be realized. As we continue our strategy to expand into business financial services and focus on growth, the resultant increase in interest-earning assets is expected to increase profitability.

Additional information is included in Notes 1 and 15 to our audited consolidated financial statements.

Another critical accounting policy relates to the valuation of goodwill and the assessment of impairment. Goodwill is not subject to amortization and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill totaling $1.7 million resulted from the acquisition of Reserve in 2004 and represented the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. We expected Reserve's performance to be accretive to earnings, but lower than projected loan origination and sales volumes have resulted in losses. Management does not believe that volumes will achieve a sufficient level to support the recorded goodwill. As a result, we recorded a non-cash after-tax impairment loss of $1.9 million or $.86 per diluted share in the quarter ended September 30, 2005 to write-off the $1.7 million value of goodwill and $217,000 in other intangible assets related to the acquisition. The decision to recognize the impairment loss was in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" which requires recognition of an impairment loss when the carrying amount of the asset is not recoverable and its carrying amount exceeds its fair value. Additional information is included in Notes 1, 8 and 21 to our audited consolidated financial statements.

MARKET PRICES AND DIVIDENDS DECLARED

The common stock of Central Federal Corporation trades on the Nasdaq SmallCap Market under the symbol "CFBK." As of December 31, 2005, there were 2,243,662 shares of common stock outstanding and 567 shareholders, excluding persons or entities holding stock in nominee or street name through various brokerage firms.

The following table shows the quarterly reported high and low trade prices of the common stock and cash dividends per share declared during 2005 and 2004.

                  High      Low    Dividends
                 ------   ------   ---------
2005
First quarter    $13.72   $10.15     $0.09
Second quarter    10.99     9.53      0.09
Third quarter     10.49     8.07      0.09
Fourth quarter     9.45     7.07      0.09

2004
First quarter    $16.10   $12.00     $0.09
Second quarter    18.00    12.35      0.09
Third quarter     15.22    11.25      0.09
Fourth quarter    13.73    10.95      0.09

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Central Federal Corporation
Fairlawn, Ohio

We have audited the accompanying consolidated balance sheets of Central Federal Corporation as of December 31, 2005 and 2004 and the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Federal Corporation as of December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

                                                    Crowe Chizek and Company LLC

Cleveland, Ohio
February 13, 2006

                           CENTRAL FEDERAL CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 2005 and 2004
                  (Dollars in thousands except per share data)

                                                      2005       2004
                                                    --------   --------
ASSETS
Cash and cash equivalents                           $  2,972   $ 32,675
Securities available for sale                         30,872     13,508
Loans held for sale                                      178         --
Loans, net of allowance of $1,495 and $978           124,026    108,149
Federal Home Loan Bank stock                           2,656      3,778
Loan servicing rights                                    250        208
Foreclosed assets, net                                    --        132
Premises and equipment, net                            2,934      2,690
Goodwill                                                  --      1,749
Other intangible assets                                   --        299
Bank owned life insurance                              3,531      3,401
Loan sales proceeds receivable                         2,241      1,888
Deferred tax asset                                     1,978      1,491
Accrued interest receivable and other assets           1,383      1,037
                                                    --------   --------
                                                    $173,021   $171,005
                                                    ========   ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
   Non-interest bearing                             $  7,509   $  5,505
   Interest bearing                                  120,079     96,119
                                                    --------   --------
      Total deposits                                 127,588    101,624
Federal Home Loan Bank advances                       22,995     41,170
Other borrowings                                          --      2,249
Advances by borrowers for taxes and insurance            113        321
Accrued interest payable and other liabilities         1,089        979
Subordinated debentures                                5,155      5,155
                                                    --------   --------
      Total liabilities                              156,940    151,498

Shareholders' equity
   Preferred stock, 1,000,000 shares authorized;
      none issued                                         --         --
   Common stock, $.01 par value; 6,000,000 shares
      authorized; 2005 - 2,312,195 shares issued,
      2004 - 2,294,520 shares issued                      23         23
   Additional paid-in capital                         12,787     12,519
   Retained earnings                                   4,315      8,497
   Accumulated other comprehensive income                 28         61
   Unearned stock based incentive plan shares           (289)      (351)
   Treasury stock, at cost (2005 - 68,533 shares,
      2004 - 108,671 shares)                            (783)    (1,242)
                                                    --------   --------
      Total shareholders' equity                      16,081     19,507
                                                    --------   --------
                                                    $173,021   $171,005
                                                    ========   ========

                             See accompanying notes.

                           CENTRAL FEDERAL CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  Years ended December 31, 2005, 2004 and 2003
                  (Dollars in thousands except per share data)

                                                        2005      2004      2003
                                                      -------   -------   -------
Interest and dividend income
   Loans, including fees                              $ 7,295   $ 4,855   $ 4,203
   Taxable securities                                   1,121       750       934
   Tax exempt securities                                   --        20         5
   Federal Home Loan Bank stock dividends                 187       152       141
   Federal funds sold and other                            88       367       152
                                                      -------   -------   -------
                                                        8,691     6,144     5,435
Interest expense
   Deposits                                             2,824     1,436     1,570
   Federal Home Loan Bank advances and other debt         578       488     1,940
   Subordinated debentures                                321       225        11
                                                      -------   -------   -------
                                                        3,723     2,149     3,521
                                                      -------   -------   -------
Net interest income                                     4,968     3,995     1,914
Provision for loan losses                                 674       646       102
                                                      -------   -------   -------
Net interest income after provision for loan losses     4,294     3,349     1,812
Noninterest income
   Service charges on deposit accounts                    195       141       165
   Net gains on sales of loans                            469       222       429
   Loan servicing fees, net                                16        62      (101)
   Net gains (losses) on sales of securities               --       (55)       42
   Earnings on bank owned life insurance                  130       145       188
   Other                                                   56        22        33
                                                      -------   -------   -------
                                                          866       537       756
Noninterest expense
   Salaries and employee benefits                       3,568     3,454     3,549
   Occupancy and equipment                                462       327       224
   Data processing                                        495       431       246
   Franchise taxes                                        233       196       301
   Professional fees                                      595       424       673
   Director fees                                          170       169       119
   Postage, printing and supplies                         161       167       198
   Advertising and promotion                              138       171        27
   Telephone                                              122        91        48
   Loan expenses                                           32        48        91
   Foreclosed assets, net                                  18        57        14
   Depreciation                                           415       355       176
   Amortization of intangibles                             82        21        --
   Impairment loss on goodwill and intangibles          1,966        --        --
   Other                                                  370       509       264
                                                      -------   -------   -------
                                                        8,827     6,420     5,930
                                                      -------   -------   -------
Loss before income taxes                               (3,667)   (2,534)   (3,362)
Income tax benefit                                       (377)     (872)     (988)
                                                      -------   -------   -------
Net loss                                              $(3,290)  $(1,662)  $(2,374)
                                                      =======   =======   =======
Loss per share:
   Basic                                              $ (1.49)  $ (0.82)  $ (1.31)
   Diluted                                            $ (1.49)  $ (0.82)  $ (1.31)


                             See accompanying notes.

                           CENTRAL FEDERAL CORPORATION
                  CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
                  Years ended December 31, 2005, 2004 and 2003
                  (Dollars in thousands except per share data)

                                                        2005      2004      2003
                                                      -------   -------   -------
Net loss                                              $(3,290)  $(1,662)  $(2,374)
Change in net unrealized gain (loss) on securities
   available for sale                                    (580)     (267)     (154)
Less: Reclassification adjustment for gains and
   (losses) later recognized in net income                 --       (55)       42
                                                      -------   -------   -------
Net unrealized loss                                      (580)     (212)     (196)
Initial unrealized gain on mortgage-backed
   securities received in securitization                  530        --        --
Unrealized gain on securities transferred from held
   to maturity to available for sale                       --        --       458
Tax effect                                                 17        72       (89)
                                                      -------   -------   -------
Other comprehensive income (loss)                         (33)     (140)      173
                                                      -------   -------   -------
Comprehensive loss                                    $(3,323)  $(1,802)  $(2,201)
                                                      =======   =======   =======

                             See accompanying notes.

                          CENTRAL FEDERAL CORPORATION
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  Years ended December 31, 2005, 2004 and 2003
                  (Dollars in thousands except per share data)

                                                                                      Unearned   Unearned
                                                                                      Employee    Stock
                                                                       Accumulated     Stock      Based
                                                Additional                Other      Ownership  Incentive                Total
                                        Common    Paid-In   Retained  Comprehensive     Plan       Plan    Treasury  Shareholders'
                                         Stock    Capital   Earnings      Income       Shares     Shares     Stock       Equity
                                        ------  ----------  --------  -------------  ---------  ---------  --------  -------------
Balance at January 1, 2003                $19     $ 8,306    $14,085      $  28       $(1,425)    $(160)    $(3,270)    $17,583
Comprehensive loss:
Net loss                                                      (2,374)                                                    (2,374)
Other comprehensive income                                                  173                                             173
                                                                                                                        -------
   Total comprehensive loss                                                                                              (2,201)
Issuance of common stock in private
placement, net of offering costs of
   $64 (312,649 shares)                     3       3,116                                                                 3,119
Issuance of stock based incentive
   plan shares (28,500 shares)              1         337                                          (338)                     --
Sale of employee stock ownership plan
   shares at plan termination
   (81,000 shares)                                    125                                 748                               873
Final allocation of employee stock
   ownership plan shares at plan
   termination (41,882 shares)                        (39)                                677                               638
Release of 16,002 stock based
   incentive plan shares                                                                            141                     141
Stock options exercised (37,302
   shares)                                                       (72)                                           417         345
Tax benefits from stock options
   exercised                                                      47                                                         47
Cash dividends declared ($.36 per
   share)                                                       (689)                                                      (689)
                                          ---     -------    -------      -----       -------     -----     -------     -------
Balance at December 31, 2003               23      11,845     10,997        201            --      (357)     (2,853)     19,856
Comprehensive loss:
Net loss                                                      (1,662)                                                    (1,662)
Other comprehensive loss                                                   (140)                                           (140)
                                                                                                                        -------
   Total comprehensive loss                                                                                              (1,802)
Issuance of stock based incentive plan
   shares (20,703 shares)                             237                                          (237)                     --
Release of 21,278 stock based
   incentive plan shares                                                                            243                     243
Stock options exercised (44,900
   shares)                                                       (90)                                           502         412
Tax benefits from stock options
   exercised                                           48                                                                    48
Purchase of 25,000 shares of treasury
   stock                                                                                                       (319)       (319)
Issuance of 127,077 shares of treasury
   stock in acquisition                               389                                                     1,428       1,817
Cash dividends declared ($.36 per
   share)                                                       (748)                                                      (748)
                                          ---     -------    -------      -----       -------     -----     -------     -------
Balance at December 31, 2004               23      12,519      8,497         61            --      (351)     (1,242)     19,507
Comprehensive loss:
Net loss                                                      (3,290)                                                    (3,290)
Other comprehensive income                                                  (33)                                            (33)
                                                                                                                        -------
   Total comprehensive loss                                                                                              (3,323)
Issuance of stock based incentive plan
   shares (17,675 shares)                             178                                          (178)                     --
Release of 20,447 stock based
   incentive plan shares                                                                            240                     240
Tax benefits from stock based
   incentive plan shares released                      34                                                                    34
Stock options exercised (40,138
   shares)                                              2        (86)                                           459         375
Tax benefits from stock options
   exercised                                           54                                                                    54
Cash dividends declared ($.36 per
   share)                                                       (806)                                                      (806)
                                          ---     -------    -------      -----       -------    ------     -------     -------
Balance at December 31, 2005              $23     $12,787    $ 4,315      $  28       $    --    $ (289)    $  (783)    $16,081
                                          ===     =======    =======      =====       =======    ======     =======     =======


                             See accompanying notes.

                           CENTRAL FEDERAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 2005, 2004 and 2003
                  (Dollars in thousands except per share data)

                                                                  2005       2004       2003
                                                                --------   --------   --------
Cash flows from operating activities
Net loss                                                        $ (3,290)  $ (1,662)  $ (2,374)
Adjustments to reconcile net loss to net cash
   provided by operating activities:
      Provision for loan losses                                      674        646        102
      Valuation (gain) loss on mortgage servicing rights               4        (36)        56
      Depreciation                                                   415        355        176
      Amortization, net                                               42        184         (5)
      Impairment loss on goodwill and intangibles                  1,966         --         --
      Net realized (gain) loss on sales of securities                 --         55        (42)
      Loss (gain) on disposal of premises and equipment                3         (3)        50
      Loss (gain) on sale of foreclosed assets                         9         13         --
      FHLB stock dividend                                           (186)      (152)      (141)
      SBIP expense                                                   240        243        141
      ESOP expense                                                    --         --        638
      Net change in:
         Loans held for sale                                        (178)       106       (106)
         Bank owned life insurance                                  (130)      (145)      (188)
         Loan sales proceeds receivable                             (353)      (589)        --
         Deferred tax assets                                        (470)      (589)    (1,083)
         Accrued interest receivable and other assets               (240)        86        (22)
         Accrued interest payable and other liabilities              107        (42)      (600)
                                                                --------   --------   --------
            Net cash from operating activities
                                                                  (1,387)    (1,530)    (3,398)
Cash flows from investing activities
   Net decrease in interest bearing deposits                          --      1,587      5,618
   Available-for-sale securities:
      Sales                                                        1,435     15,191      3,078
      Maturities, prepayments and calls                            4,580      5,114     28,968
      Purchases                                                   (5,037)    (7,081)   (46,914)
   Held-to-maturity securities:
      Maturities, prepayments and calls                               --         --      7,201
   Loan originations and payments, net                           (26,158)   (45,900)     4,434
   Loans purchased                                                (8,778)    (5,574)        --
   Proceeds from redemption of FHLB stock                          1,308         --         --
   Additions to premises and equipment                              (662)    (1,027)    (1,326)
   Proceeds from the sale of premises and equipment                   --          5         --
   Proceeds from the sale of foreclosed assets                       104        765         --
   Net cash used in acquisition                                       --       (236)        --
   Cash received in repayment of ESOP loan                            --         --        853
                                                                --------   --------   --------
      Net cash from investing activities                         (33,208)   (37,156)     1,912
Cash flows from financing activities
   Net change in deposits                                         25,950     28,266     (1,332)
   Net change in short-term borrowings from the Federal Home
      Loan Bank and other                                        (18,424)    22,417      7,500
   Proceeds from Federal Home Loan Bank advances and other
      debt                                                            --     12,270         --
   Repayments on Federal Home Loan Bank
      advances and other debt                                     (2,000)        --    (16,330)
   Net change in advances by borrowers for taxes and
      insurance                                                     (208)       114       (241)
   Proceeds from subordinated debentures                              --         --      5,155
   Cash dividends paid                                              (801)      (735)      (655)
   Proceeds from private placement                                    --         --      3,119
   Proceeds from exercise of stock options                           375        412        345
   Repurchase of common stock                                         --       (319)        --
                                                                --------   --------   --------
      Net cash from financing activities                           4,892     62,425     (2,439)
Net change in cash and cash equivalents                          (29,703)    23,739     (3,925)
Beginning cash and cash equivalents                               32,675      8,936     12,861
                                                                --------   --------   --------
Ending cash and cash equivalents                                $  2,972   $ 32,675   $  8,936
                                                                ========   ========   ========
Supplemental cash flow information:
   Interest paid                                                $  3,657   $  2,178   $  3,519
   Income taxes paid                                                  --         --        106
Supplemental noncash disclosures:
   Securitization of single-family residential mortgage loans   $ 18,497   $     --   $     --
   Transfers from loans to repossessed assets                         --        716        193
   Acquisition of Reserve Mortgage Services, Inc. through
      issuance of common stock                                        --      1,787         --
   Transfer of securities from held to maturity to available
      for sale                                                        --         --     10,533


                            See accompanying notes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include Central Federal Corporation, its wholly-owned subsidiary, CFBank, and Reserve Mortgage Services, Inc. (Reserve), a wholly owned subsidiary of CFBank from October 22, 2004 through May 12, 2005 at which time it was merged into CFBank, together referred to as "the Company". Intercompany transactions and balances are eliminated in consolidation.

The Company provides financial services through its offices in Fairlawn, Columbus, Wellsville and Calcutta, Ohio. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, the customers' ability to repay their loans is dependent on the real estate and general economic conditions in the areas. Other financial instruments which potentially represent concentrations of credit risk include deposit accounts in other financial institutions.

Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, loan servicing rights and fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents include cash and deposits with other financial institutions under 90 days. Net cash flows are reported for customer loan and deposit transactions, interest-bearing deposits in other financial institutions and borrowings with original maturities under 90 days.

Securities: Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available for sale when they might be sold before maturity. Equity securities with readily determinable fair values are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

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

Acquired Loans: Allowances for all acquired loans subject to Statement of Position (SOP) 03-3 reflect only those losses incurred after acquisition - that is, the present value of cash flows expected at acquisition that are not expected to be collected.

The Company acquires loans individually and in groups or portfolios. At acquisition, the Company reviews each loan to determine whether there is evidence of deterioration of credit quality since origination and if it is probable that it will be unable to collect all amounts due according to the loan's contractual terms. If both conditions exist, the Company determines whether each such loan is to be accounted for individually or whether such loans will be assembled into pools of loans based on common risk characteristics (credit score, loan type, and date of origination). The Company considers expected prepayments, and estimates the amount and timing of undiscounted expected principal, interest, and other cash flows (expected at acquisition) for each loan and subsequently aggregated pool of loans. The Company determines the excess of the loan's or pool's scheduled contractual principal and contractual interest payments over all cash flows expected at acquisition as an amount that should not be accreted (nonaccretable difference). The remaining amount--representing the excess of the loan's cash flows expected to be collected over the amount paid--is accreted into interest income over the remaining life of the loan or pool (accretable yield).

Over the life of the loan or pool, the Company continues to estimate cash flows expected to be collected, and evaluates whether the present value of its loans determined using the effective interest rates has decreased and if so, recognizes a loss. The present value of any subsequent increase in the loan's or pool's actual cash flows or cash flows expected to be collected is used first to reverse any existing valuation allowance for that loan or pool. For any remaining increases in cash flows expected to be collected, the Company adjusts the amount of accretable yield recognized on a prospective basis over the loan's or pool's remaining life.

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

A loan is impaired when full payment under the loan terms is not expected. Commercial, multi-family residential and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance loans, such as consumer and single-family residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

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

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

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

Federal Home Loan Bank (FHLB) stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment. Because this stock is viewed as long term investment, impairment is based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Bank Owned Life Insurance: The Company has purchased life insurance policies on certain directors and employees. Bank owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Goodwill and Other Intangible Assets: Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment, or more frequently if events or circumstances indicate the asset might be impaired, and any such impairment is recognized in the period identified. See Note 8 - Goodwill and Intangible Assets for information regarding the impairment loss recognized in 2005.

Other intangible assets consist of a noncompete agreement and prior owner intangible assets arising from the acquisition of Reserve. They are initially measured at fair value and then are amortized on the straight-line method over their estimated useful lives.

Long-term Assets: Premises and equipment, other intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value. See Note 8 - Goodwill and Intangible Assets for information regarding the impairment loss recognized in 2005.

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

Stock Compensation: Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation.

                                                2005      2004      2003
                                              -------   -------   -------
Net loss as reported                          $(3,290)  $(1,662)  $(2,374)
Deduct: Stock-based compensation expense
   determined under fair value based method       404       183       175
                                              -------   -------   -------
Pro forma net loss                            $(3,694)  $(1,845)  $(2,549)
                                              =======   =======   =======
Basic loss per share as reported              $ (1.49)  $ (0.82)  $ (1.31)
Pro forma basic loss per share                  (1.68)    (0.91)    (1.40)
Diluted loss per share as reported            $ (1.49)  $ (0.82)  $ (1.31)
Pro forma diluted loss per share                (1.68)    (0.91)    (1.40)

The pro forma effects are computed using option pricing models, using the following weighted- average assumptions as of grant date.

                                                  2005          2004          2003
                                                 -----         -----         -----
Risk-free interest rate                           3.85%         3.26%         2.96%

Expected option life (years)                       6.0 years     6.0 years     5.9 years
Expected stock price volatility                     27%           24%           44%
Dividend yield                                    3.46%         2.86%         3.13%
Weighted average fair value of options granted
during year                                      $2.27         $2.53         $3.96

On June 23, 2005, the Board of Directors approved the accelerated vesting of all unvested stock options awarded prior to 2005 to eligible participants under the 1999 Stock Based Incentive Plan and the 2003 Equity Compensation Plan. As a result of the acceleration, unvested options granted in 2003 and 2004 to acquire 102,000 shares of the Company's common stock, which otherwise would have vested on various dates thru January 16, 2008, became immediately exercisable. All other terms and conditions applicable to options granted under these plans, including the exercise prices and the number of shares subject to the accelerated options, are unchanged. No compensation expense was recognized from the accelerated vesting of the stock options.

The decision to accelerate the vesting of these options was related to the issuance of Statement of Financial Accounting Standard No. 123 (revised 2004), Share Based Payment (SFAS 123R). In accordance with the provisions of SFAS 123R, the Company adopted the pronouncement on January 1, 2006 and believes the above-mentioned acceleration of vesting will eliminate compensation expense related to these options of approximately $115 and $33 in 2006 and 2007. The total expense is reflected in the pro forma footnote disclosure above, as permitted under the transition guidance provided by the Financial Accounting Standards Board. As a result of the acceleration of the vesting of these options, the Company has no unvested options at January 1, 2006. Future option grants will be accounted for in accordance with SFAS 123R.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. Deferred tax assets are recognized for net operating losses that expire primarily in 2023, 2024 and 2025 because the benefit is more likely than not to be realized.

Retirement Plans: Pension expense is the net of service and interest cost, return on plan assets and amortization of gains and losses not immediately recognized. Supplemental executive retirement plan expense allocates the benefits over years of service.

Employee Stock Ownership Plan: The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest. See Note 14 - ESOP Plan for information regarding termination of this plan in 2003.

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

Comprehensive Income (Loss): Comprehensive income (loss) consists of net income
(loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale, which are also recognized as a separate component of equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements. See Note 25 - Arbitration for information regarding a request for arbitration filed against CFBank by the former President of Reserve.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $624 and $459 was required to meet regulatory reserve and clearing requirements at year-end 2005 and 2004. These balances do not earn interest.

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

Operating Segments: Beginning in 2005, internal financial information is primarily reported and aggregated in two lines of business, banking and mortgage banking. Prior to 2005, while the chief decision-makers monitored the revenue streams of the various products and services, the identifiable segments were not material and operations were managed and financial performance was evaluated on a Company-wide basis. Accordingly, all of the financial service operations were considered by management to be aggregated in one reportable operating segment.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

NOTE 2 - SUBSEQUENT EVENT (UNAUDITED)

In January 2006, the Company successfully completed the offering of 2.3 million shares of common stock at a purchase price of $7.00 per share raising additional capital of approximately $14.5 million after offering expenses and underwriting commissions. The proceeds from this offering provide the Company with a larger capital base to take advantage of opportunities to execute its growth strategy and will be used for general corporate purposes. In January 2006, the holding company contributed $10.4 million in capital to CFBank from the proceeds of this offering. See Note 18 - Capital Requirements and Restrictions on Retained Earnings for information regarding CFBank's capital levels.

NOTE 3 - SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

                                      Gross        Gross
                           Fair    Unrealized   Unrealized
                          Value       Gains       Losses
                         -------   ----------   ----------
2005
   Federal agency        $ 5,838      $ --        $(169)
   State and municipal     1,987        --          (33)
   Mortgage-backed        23,047       405         (161)
                         -------      ----        -----
      Total              $30,872      $405        $(363)
                         =======      ====        =====
2004
   Federal agency        $ 4,983      $  2        $ (37)
   Mortgage-backed         8,525       195          (68)
                         -------      ----        -----
      Total              $13,508      $197        $(105)
                         =======      ====        =====

Sales of available for sale securities were as follows:

                2005      2004     2003
               ------   -------   ------
Proceeds       $1,435   $15,191   $3,078
Gross gains        --        41       42
Gross losses       --       (96)      --

The tax (benefit) provision related to these net realized gains and losses was ($19) and $14, for the years ended 2004 and 2003, respectively.

The fair value of debt securities at year-end 2005 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

                             Available
                              for Sale
                                Fair
                               Value
                             ---------
Due from one to five years    $ 6,833
Due from five to ten years        992
Mortgage-backed                23,047
                              -------
   Total                      $30,872
                              =======

Securities at year-end 2005 and 2004 with a carrying amount of $15,689 and $770 were pledged to secure Federal Home Loan Bank advances. At year-end 2005 and 2004, there were no holdings of securities of any one issuer, other than federal agencies, in an amount greater than 10% of shareholders' equity.

Securities with unrealized losses at year-end 2005 and 2004, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

                               Less than 12 Months        12 Months or More               Total
                             -----------------------   -----------------------   -----------------------
2005                                      Unrealized                Unrealized                Unrealized
Description of Securities    Fair Value      Loss      Fair Value      Loss      Fair Value      Loss
--------------------------   ----------   ----------   ----------   ----------   ----------   ----------
Federal agency                 $1,955       $ (42)       $3,883       $(127)       $ 5,838      $(169)
State and municipal             1,987         (33)           --          --          1,987        (33)
Mortgage-backed                 5,953         (79)        1,907         (82)         7,860       (161)
                               ------       -----        ------       -----        -------      -----
Total temporarily impaired     $9,895       $(154)       $5,790       $(209)       $15,685      $(363)
                               ======       =====        ======       =====        =======      =====

                               Less than 12 Months        12 Months or More               Total
                             -----------------------   -----------------------   -----------------------
2004                                      Unrealized                Unrealized                Unrealized
Description of Securities    Fair Value      Loss      Fair Value      Loss      Fair Value      Loss
--------------------------   ----------   ----------   ----------   ----------   ----------   ----------
Federal agency                 $3,976        $(37)       $   --        $ --        $3,976       $ (37)
Mortgage-backed                   700          (1)        2,476         (67)        3,176         (68)
                               ------        ----        ------        ----        ------       -----
Total temporarily impaired     $4,676        $(38)       $2,476        $(67)       $7,152       $(105)
                               ======        ====        ======        ====        ======       =====

     Unrealized losses on the above federal agency and mortgage-backed securities have not been recognized in income because the issuers of the bonds are all federal agencies and the decline in fair value is temporary and largely due to changes in market interest rates. The fair value is expected to recover as the bonds approach their maturity date and/or market rates decline.

     Unrealized losses on state and municipal bonds have not been recognized in income because the bonds are of high credit quality (rated AAA), management has the intent and ability to hold for the foreseeable future and the decline in fair value is largely due to changes in interest rates. The fair value is expected to recover as the bonds approach maturity.

NOTE 4 - LOANS

Loans at year-end were as follows:

                                    2005       2004
                                  --------   --------
Commercial                        $ 16,347   $  7,030
Real estate:
   Single-family residential        23,627     41,450
   Multi-family residential         30,206     25,602
   Commercial                       25,937     20,105
   Construction                         --      1,127
Consumer                            29,540     13,952
                                  --------   --------
      Subtotal                     125,657    109,266
Less: Net deferred loan fees          (136)      (139)
      Allowance for loan losses     (1,495)      (978)
                                  --------   --------
Loans, net                        $124,026   $108,149
                                  ========   ========

Activity in the allowance for loan losses was as follows:

                             2005     2004   2003
                            ------   -----   ----
Beginning balance           $  978   $ 415   $361
Provision for loan losses      674     646    102
Loans charged-off             (255)   (117)   (50)
Recoveries                      98      34      2
                            ------   -----   ----
Ending balance              $1,495   $ 978   $415
                            ======   =====   ====

Impaired loans are not material for any period presented.

Nonperforming loans were as follows:

                                               2005   2004
                                               ----   ----
Loans past due over 90 days still on accrual   $ --   $ --
Nonaccrual loans                                800    286

Nonperforming loans include both smaller balance single-family mortgage and consumer loans that are collectively evaluated for impairment and individually classified impaired loans. There were no nonperforming commercial, commercial real estate or multi-family loans at year-end 2005 or 2004.

NOTE 5 - LOAN SERVICING

Mortgage loans serviced for others are not reported as assets. The principal balances of these loans were $37,790 and $27,319 at year-end 2005 and 2004.

Custodial escrow balances maintained in connection with serviced loans were $482 and $282 at year-end 2005 and 2004.

Activity for capitalized mortgage servicing rights and the related valuation allowance follows:

                                                2005   2004    2003
                                                ----   ----   -----
Servicing rights, net of valuation allowance:
Beginning of period                             $208   $221   $ 200
Additions                                        120      3     195
Amortized to expense                             (74)   (52)   (118)
Provision for loss in fair value                  (4)    36     (56)
                                                ----   ----   -----
End of period                                   $250   $208   $ 221
                                                ====   ====   =====
Valuation allowance:
Beginning of period                             $ 20   $ 56   $  --
Additions expensed                                 4     --      56
Reductions credited to expense                    --    (36)     --
                                                ----   ----   -----
End of period                                   $ 24   $ 20   $  56
                                                ====   ====   =====

The fair value of capitalized mortgage servicing rights was $314 and $213 at year-end 2005 and 2004. Fair value was determined using a 10% discount rate and prepayment speeds ranging from 128% to 800%, depending on the stratification of the specific right.

The weighted average amortization period is 4.8 years. Estimated amortization expense for each of the next five years:

2006   $63
2007    61
2008    59
2009    55
2010    36

NOTE 6 - SECURITIZATION

On June 30, 2005, the Company securitized single-family residential mortgage loans with an outstanding principal balance of $18.6 million, formerly held in its portfolio, with Freddie Mac. The Company continues to hold the securities and service the loans. The Company receives annual servicing fees of 0.25 percent of the outstanding balance and recorded a servicing asset related to this transaction of $120. Since the Company cannot de-securitize the securities to get back the loans, the securitization is not considered a sale or transfer under SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, but an exchange of loans for securities under SFAS No. 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise and SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities because the Company received the beneficial interest in the loans it transferred to Freddie Mac. As such, the mortgage-backed securities were recorded at the cost of the loans and were classified as "available for sale" with a $530,000 initial unrealized gain reported in other comprehensive income.

NOTE 7 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

                                      2005      2004
                                    -------   -------
Land and land improvements          $   127   $   127
Buildings                             1,880     1,880
Furniture, fixtures and equipment     2,514     2,020
Leasehold improvements                  484       325
                                    -------   -------
                                      5,005     4,352
Less: accumulated depreciation       (2,071)   (1,662)
                                    -------   -------
                                    $ 2,934   $ 2,690
                                    =======   =======

The Company leases certain office properties. Rent expense was $351, $209, and $14 for 2005, 2004 and 2003. Rent commitments under noncancelable operating leases were as follows, before considering renewal options that generally are present.

2006         $  282
2007            261
2008            248
2009            207
2010            154
Thereafter      521
             ------
Total        $1,673
             ======

The Company is a one-third owner of a limited liability company that owns and manages the office building at 2923 Smith Road, Fairlawn, Ohio 44333 where the Company's headquarters and CFBank's Fairlawn office are located. The Company entered into a 10 year lease with the limited liability company in March 2004 that calls for monthly payments of $11, increasing 3% annually for the life of the lease through February 2014. Total rent expense under this operating lease, including common area maintenance costs per the lease agreement, was $171 and $114 in 2005 and 2004.

The former President of Reserve is a 100% owner of a company that owns and manages the office building at 1730 Akron-Peninsula Road, Akron, Ohio 44313 where CFBank's mortgage services office is located. Lease agreements are for 5 year terms expiring at various times from May 2007 through December 2009, and call for monthly rental payments of $7, increasing 3% annually for the lives of the respective leases. Total rent expense was $86 and $8 in 2005 and 2004.

NOTE 8 - GOODWILL AND INTANGIBLE ASSETS

GOODWILL

                        2005     2004
                      -------   ------
Beginning of period   $ 1,749   $   --
Acquired goodwill          --    1,749
Impairment             (1,749)      --
                      -------   ------
End of period         $    --   $1,749
                      =======   ======

Goodwill was related to the October 2004 acquisition of Reserve Mortgage Services, Inc., the Company's mortgage services division. The acquisition of Reserve was expected to be immediately accretive to earnings. Unfortunately, the Reserve operation experienced losses rather than the expected profits. Management does not believe that volumes will achieve a sufficient level to support the recorded goodwill and, as a result, a goodwill impairment loss of $1,749 was recorded in the quarter ended September 30, 2005. The fair value of the mortgage services segment was estimated using the expected present value of future cash flows in determining the impairment loss.

ACQUIRED INTANGIBLE ASSETS

Acquired intangible assets were as follows as of year end:

                                         2005                      2004
                               -----------------------   -----------------------
                                 Gross                    Gross
                               Carrying    Accumulated   Carrying    Accumulated
                                Amount    Amortization    Amount    Amortization
                               --------   ------------   --------   ------------
Amortized intangible assets:
   Noncompete agreement           $--          $--         $ 25          $ 4
   Prior owner intangible          --           --          295           17
                                  ---          ---         ----          ---
Total                             $--          $--         $320          $21
                                  ===          ===         ====          ===

Aggregate amortization expense was $82 and $21 for 2005 and 2004. There was no amortization expense in 2003 as the assets were acquired in the Company's purchase of Reserve Mortgage Services, Inc. in October 2004.

In association with the goodwill impairment loss discussed above, it was determined that the carrying amount of other intangible assets was not recoverable and exceeded the fair value. An impairment loss of $217, the unamortized balance of other intangible assets, was recorded in the quarter ended September 30, 2005.

NOTE 9 - DEPOSITS

Time deposits of $100 or more were $25,802 and $11,259 at year-end 2005 and 2004.

Scheduled maturities of time deposits for the next five years were as follows.

December 31, 2006   $47,977
December 31, 2007    15,463
December 31, 2008     1,592
December 31, 2009     3,037
December 31, 2010       558
                    -------
                    $68,627
                    =======

Time deposits included $13,024 and $6,117 in brokered deposits at year-end 2005 and 2004.

NOTE 10 - FEDERAL HOME LOAN BANK ADVANCES

At year-end, advances from the Federal Home Loan Bank were as follows:

                                                           2005      2004
                                                         -------   -------
Maturity January 2006 at 4.33% floating rate             $12,725   $    --
Maturity January 2005 at 2.20% floating rate                  --    28,900
Maturities March 2006 through September 2008,
   fixed at rates from 2.03% to 3.41%, averaging 2.91%    10,270        --
Maturities March 2005 through September 2008,
   fixed at rates from 1.50% to 3.41%, averaging 2.70%        --    12,270
                                                         -------   -------
Total                                                    $22,995   $41,170
                                                         =======   =======

The fixed rate advances are due in full at their maturity date, with a penalty if prepaid. Floating rate advances at year-end 2005 can be prepaid at any time with no penalty.

In December 2003, the Company prepaid $11,195 in Federal Home Loan Bank advances, with an average cost of 5.52% and an average remaining maturity of 4.5 years. These fixed-rate advances were originated primarily in 1998 and 1999 and were used to finance mortgage loans which had prepaid. Accordingly, the loans represented a costly source of funding which was not necessary due to the liquidity position of the Company. The pre-tax prepayment penalty associated with this transaction was $1,270 and is included in interest expense on Federal Home Loan Bank advances and other debt in the 2003 Consolidated Statement of Operations.

The advances were collateralized as follows:

                                                          2005      2004
                                                        -------   -------
First mortgage loans under a blanket lien arrangement   $23,308   $41,269
Second mortgages                                            783       695
Multi-family mortgage loans                               8,885    10,372
Home equity lines of credit                               9,109     3,236
Commercial real estate loans                             18,014    14,964
Securities                                               15,689       770
                                                        -------   -------
Total                                                   $75,788   $71,306
                                                        =======   =======

Based on this collateral and the Company's holdings of FHLB stock, the Company is eligible to borrow up to $45,744 at year-end 2005.

Payment information

Required payments over the next five years are:

2006    $16,725
2007      4,270
2008      2,000
        -------
Total   $22,995
        =======

NOTE 11 - OTHER BORROWINGS

The Company had a revolving line of credit with an unaffiliated bank, acquired in the Reserve acquisition, which provided financing up to $3,000. The line of credit matured on June 30, 2005 and was not renewed. Interest on the outstanding balance was payable monthly at the prime rate plus .25%. The line of credit was collateralized by loan sales proceeds receivable. The interest rate was 5.5% and the outstanding balance was $2,238 at year-end 2004.

The Company had a term note payable to an unaffiliated bank, acquired in the Reserve acquisition, payable in monthly installments of principal and interest of $1. Interest on the note was at the prime rate plus .50%. The note was collateralized by equipment and accounts receivable of Reserve and was repaid in January 2005. The interest rate was 5.75% and the outstanding balance was $11 at year-end 2004.

NOTE 12 - SUBORDINATED DEBENTURES

In December 2003, Central Federal Capital Trust I, a trust formed by the Company, closed a pooled private offering of 5,000 trust preferred securities with a liquidation amount of $1 per security. The Company issued $5,155 of subordinated debentures to the trust in exchange for ownership of all of the common security of the trust and the proceeds of the preferred securities sold by the trust. The Company may redeem the subordinated debentures, in whole or in part, in a principal amount with integral multiples of $1, on or after December 30, 2008 at 100% of the principal amount, plus accrued and unpaid interest. The subordinated debentures mature on December 30, 2033. The subordinated debentures are also redeemable in whole or in part from time to time, upon the occurrence of specific events defined within the trust indenture. The Company has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years. There are no required payments on the subordinated debentures over the next 5 years.

The trust preferred securities and subordinated debentures have a variable rate of interest, reset quarterly, equal to the sum of the three month London Interbank Offered Rate (LIBOR) and 2.85%, which was 6.87% at year-end 2005. The Company's investment in the common stock of the trust was $155 and is included in other assets.

NOTE 13 - BENEFIT PLANS

Multi-employer pension plan: The Company participates in a multi-employer contributory trusteed pension plan. The retirement benefits to be provided by the plan were frozen as of June 30, 2003 and future employee participation in the plan was stopped. The plan was maintained for all eligible employees and the benefits were funded as accrued. The cost of funding was charged directly to operations. The unfunded liability at June 30, 2005 totaled $268. The Company's contribution for the plan years ending June 30, 2006, June 30, 2005 and June 30, 2004, totaled $90, $66 and $34.

401(k) Plan: In 2003, the Company instituted a 401(k) benefit plan. Employees 21 years of age and older are eligible to participate and are eligible for Company matching contributions after one year of service. The plan allows employee contributions up to 90% of their compensation, which may be matched by the Company on a discretionary basis. There was no match in 2005, 2004 or 2003.

Salary Continuation Agreement: In 2004, the Company initiated a nonqualified salary continuation agreement for the Vice-Chairman of the Company. Benefits provided under the plan are unfunded, and payments will be made the by Company. Under the plan, the Company pays him, or his beneficiary, a benefit of $25 annually for 20 years, beginning the earlier of March 2008 or termination of his employment. The expense related to this plan totaled $68 and $38 in 2005 and 2004. The accrual is included in accrued interest payable and other liabilities in the consolidated balance sheets and totaled $106 and $38 at year-end 2005 and 2004.

Life Insurance Benefits: The Company entered into agreements with certain employees, former employees and directors to provide life insurance benefits which are funded through life insurance policies purchased and owned by the Company. The expense related to these benefits totaled $11 and $101 in 2005 and 2004. The accrual is included in accrued interest payable and other liabilities in the consolidated balance sheets and totaled $112 and $101 at year-end 2005 and 2004.

NOTE 14 - ESOP PLAN

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

There was no contribution to the ESOP in 2003. Expense for 2003 was $638.

NOTE 15 - INCOME TAXES

Income tax expense (benefit) was as follows.

                    2005    2004     2003
                   -----   -----   -------
Current federal    $  93   $(283)  $    95
Deferred federal    (470)   (589)   (1,083)
                   -----   -----   -------
Total              $(377)  $(872)  $  (988)
                   =====   =====   =======

Effective tax rates differ from federal statutory rate of 34% applied to loss before income taxes due to the following.

                                                     2005     2004     2003
                                                   -------   -----   -------
Federal statutory rate times financial statement
loss                                               $(1,247)  $(861)  $(1,143)
Effect of:
Goodwill impairment                                    595      --        --
FHLB stock redemption                                  344      --        --
Bank owned life insurance income                       (44)    (49)      (64)
ESOP shares released at fair market value               --      --       207
Other                                                  (25)     38        12
                                                   -------   -----   -------
                                                   $  (377)  $(872)  $  (988)
                                                   =======   =====   =======
Effective tax rate                                   -10.3%  -34.4%    -29.4%

In December 2005, a redemption of $1,300 in FHLB stock resulted in a $1,000 gain for tax purposes which utilized a portion of the Company's net operating loss carryforward. The stock redemption resulted in no gain for book purposes but did result in the recognition of federal income tax expense of $344. The federal income tax charge was a non-cash, non-recurring expense reflecting the tax liability associated with FHLB stock dividends received from 1978 through 1997 which reduced the basis of the shares redeemed for which no deferred tax liability had been established.

Year-end deferred tax assets and liabilities were due to the following.

                                                       2005     2004
                                                      ------   ------
Deferred tax assets:
   Allowance for loan losses                          $  508   $  333
   Deferred loan fees                                    107      159
   Post-retirement death benefits                         38       34
   Deferred compensation                                  36       13
   Nonaccrual interest                                    17        5
   Accrued stock awards                                   84       58
   Net operating losses                                2,122    1,810
   Deferred tax credits                                   17       17
   Other                                                   4        6
                                                      ------   ------
                                                       2,933    2,435

Deferred tax liabilities:
   Depreciation                                          299      284
   FHLB stock dividends                                  493      430
   Intangible assets                                      --       95
   Mortgage servicing rights                              85       71
   Prepaid expenses                                       30       33
   Unrealized gain on securities available for sale       14       31
   Other                                                  34       --
                                                      ------   ------
                                                         955      944
                                                      ------   ------
Net deferred tax asset                                $1,978   $1,491
                                                      ======   ======

Federal income tax laws provided additional bad debt deductions through 1987, totaling $2,250. Accounting standards do not require a deferred tax liability to be recorded on this amount, which otherwise would total $765 at year-end 2005. If CFBank were liquidated or otherwise ceases to be a bank or if tax laws were to change, this amount would be expensed.

No valuation allowance has been recorded against the deferred tax asset for net operating losses because the benefit is more likely than not to be realized. Net operating losses totaling $2,839, $2,707 and $696 expire in 2023, 2024 and 2025, respectively.

NOTE 16 - RELATED PARTY TRANSACTIONS

Loans to principal officers, directors and their affiliates at year-end 2005 totaled $5 and represented the disbursed portion of a $1,400 line of credit to an affiliate of a director. The remaining $1,395 was disbursed on January 3, 2006.

Deposits from principal officers, directors, and their affiliates at year-end 2005 and 2004 were $1,808 and $1,282.

NOTE 17 - STOCK BASED INCENTIVE PLANS

Stock based incentive plans (SBIP) provide for stock option grants and restricted stock awards to directors, officers and employees. The 1999 Stock Based Incentive Plan was approved by shareholders on July 13, 1999. The plan provided for 193,887 shares for stock option grants and 77,554 shares for restricted stock awards. The 2003 Equity Compensation Plan was ratified by shareholders on April 23, 2003 and provided an aggregate of 100,000 shares for stock option grants and restricted stock awards, including up to a maximum of 30,000 shares for restricted stock awards. An amendment and restatement of the 2003 Equity Compensation Plan was approved by stockholders on April 20, 2004 to provide an additional 100,000 shares of Company stock for stock option grants and restricted stock awards, including up to a maximum of 30,000 shares for restricted stock awards. A second amendment and restatement of the 2003 Equity Compensation Plan was approved by stockholders on May 20, 2005 to provide an additional 100,000 shares of Company stock for stock option grants and restricted stock awards, including up to a maximum of 30,000 shares for restricted stock awards. Both plans provide for options to be granted for terms of up to, but not exceeding ten years from the date of grant and cannot be granted at a price less than the fair market value of the common stock on the date of grant. Shares related to forfeited stock options and restricted stock awards become available for subsequent grant under the terms of the plans. Exercise price is the market price at date of grant for stock options, so there is no compensation expense recognized in the income statement. Options granted in 2005 vested on December 31, 2005. See Note 1 - Summary of Significant Accounting Policies - Stock Compensation for information regarding the Board of Directors' decision on June 23, 2005, to accelerate vesting of all unvested stock options awarded prior to 2005 to eligible participants under the 1999 Stock Based Incentive Plan and the 2003 Equity Compensation Plan.

A summary of the activity for stock options is as follows.

                              2005                 2004                 2003
                       ------------------   ------------------   ------------------
                                 Weighted             Weighted             Weighted
                                  Average              Average              Average
                                 Exercise             Exercise             Exercise
                        Shares     Price     Shares     Price     Shares     Price
                       -------   --------   -------   --------   -------   --------
Outstanding at
   beginning of year   256,536    $11.32    209,721    $10.17    182,497    $ 9.23
Granted                 86,474     10.39    110,864     12.63     77,758     11.79
Exercised              (40,138)     9.33    (44,900)     9.19    (37,302)     9.23
Forfeited              (12,000)    11.27    (19,149)    11.16    (13,232)     9.26
                       -------    ------    -------    ------    -------    ------
Outstanding at
   end of year         290,872    $11.32    256,536    $11.32    209,721    $10.17
                       =======    ======    =======    ======    =======    ======
Options available
   for grant            20,000               12,149               18,364

Options exercisable
   at year-end         290,872    $11.32    106,386    $ 9.86    101,285    $ 9.20
                       =======    ======    =======    ======    =======    ======

Options outstanding at year-end 2005 were as follows.

                             Outstanding                 Exercisable
                  --------------------------------   ------------------
                              Weighted
                              Average     Weighted             Weighted
                             Remaining     Average              Average
Range of                    Contractual   Exercise             Exercise
Exercise Prices    Number       Life        Price    Number      Price
---------------   -------   -----------   --------   -------   --------
$9.19 - $10.42    133,640    7.4 years     $10.00    133,640    $10.00
$11.50 - $12.70   140,000    7.6 years     $12.28    140,000    $12.28
$13.76- $13.94     17,232    5.1 years     $13.81     17,232    $13.81

A summary of activity for restricted stock awards is as follows.

                                               2005      2004      2003
                                             -------   -------   -------
Unvested shares outstanding at beginning
of year                                       41,253    40,518    28,695
Granted                                       20,000    26,028    28,500
Vested                                       (13,300)  (19,968)  (12,024)
Forfeited                                     (2,126)   (5,325)   (4,653)
                                             -------   -------   -------
Unvested shares outstanding at end of year    45,827    41,253    40,518
                                             =======   =======   =======
Shares available for grant                    20,126     8,659    10,028
                                             =======   =======   =======

Compensation expense for restricted stock awards is recognized over the vesting period of the shares based on the fair value of the shares on the date of grant. Unearned compensation is reported as a reduction of shareholders' equity until earned. Compensation expense was $240, $243 and $141 for 2005, 2004 and 2003.

NOTE 18 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

CFBank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. The most recent regulatory notification categorized CFBank as well-capitalized at year-end 2005 and 2004. In January 2006, the holding company contributed $10.4 million in additional capital to CFBank. There are no conditions or events since then that management believes have changed the institution's category.

Actual and required capital amounts and ratios are presented below at year-end.

                                                                         To Be Well-
                                                                      Capitalized Under
                                                     For Capital      Prompt Corrective
                                     Actual       Adequacy Purposes   Action Provisions
                                ---------------   -----------------   -----------------
                                 Amount   Ratio     Amount   Ratio      Amount   Ratio
                                -------   -----    -------   -----      -------  -----
2005
Total Capital to risk
   weighted assets              $13,212   10.1%    $10,454    8.0%      $13,067  10.0%
Tier 1 (Core) Capital to risk
   weighted assets               11,717    9.0%      5,227    4.0%        7,840   6.0%
Tier 1 (Core) Capital to
   adjusted assets               11,717    6.9%      6,811    4.0%        8,514   5.0%
Tangible Capital (to
   adjusted total assets)        11,717    6.9%      2,554    1.5%          N/A

                                                                         To Be Well-
                                                                      Capitalized Under
                                                     For Capital      Prompt Corrective
                                     Actual       Adequacy Purposes   Action Provisions
                                ---------------   -----------------   -----------------
                                 Amount   Ratio     Amount   Ratio      Amount   Ratio
                                -------   -----    -------   -----      -------  -----
2004
Total Capital to risk
   weighted assets              $14,555    12.2%    $9,580    8.0%      $11,975   10.0%
Tier 1 (Core) Capital to risk
   weighted assets               13,576    11.3      4,790    4.0         7,185    6.0
Tier 1 (Core) Capital to
   adjusted assets               13,576     8.1      6,726    4.0         8,408    5.0
Tangible Capital (to
   adjusted total assets)        13,576     8.1      2,522    1.5           N/A

The Qualified Thrift Lender test requires at least 65% of assets be maintained in housing-related finance and other specified areas. If this test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or CFBank must convert to a commercial bank charter. Management believes that this test is met.

CFBank converted from a mutual to a stock institution, and a "liquidation account" was established at $14,300, which was net worth reported in the conversion prospectus. Eligible depositors who have maintained their accounts, less annual reductions to the extent they have reduced their deposits, would receive a distribution from this account if CFBank liquidated. Dividends may not reduce shareholders' equity below the required liquidation account balance.

The holding company's principal source of funds for dividend payments is dividends received from CFBank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year's net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above. At year-end 2005, no amount is available to pay dividends to the holding company without prior approval from the Office of Thrift Supervision
(OTS).

NOTE 19 - LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

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

The contractual amount of financial instruments with off-balance-sheet risk was as follows at year-end.

                                   2005               2004
                            -----------------   ----------------
                             Fixed   Variable   Fixed   Variable
                             Rate      Rate      Rate     Rate
                            ------   --------   -----   --------
Commitments to make loans   $1,453    $ 1,961    $882    $  917
Unused lines of credit         905     16,846     543     8,406

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments have interest rates ranging from 6.50% to 8.75% at December 31, 2005 and 5.75% to 9.63% at December 31, 2004 with maturities ranging from 2 years to 30 years.

NOTE 20 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amounts and estimated fair values of financial instruments were as follows at year-end.

                                              2005                    2004
                                     ---------------------   ---------------------
                                      Carrying      Fair      Carrying      Fair
                                       Amount      Value       Amount      Value
                                     ---------   ---------   ---------   ---------
Financial assets
   Cash and cash equivalents         $   2,972   $   2,972   $  32,675   $  32,675
   Securities available for sale        30,872      30,872      13,508      13,508
   Loans held for sale                     178         178          --          --
   Loans, net                          124,026     125,343     108,149     108,712
   Federal Home Loan Bank stock          2,656       2,656       3,778       3,778
   Loan sales proceeds receivable        2,241       2,241       1,888       1,888
   Accrued interest receivable             845         845         501         501

Financial liabilities
   Deposits                           (127,588)   (127,935)   (101,624)   (102,030)
   Federal Home Loan Bank advances     (22,995)    (22,756)    (41,170)    (41,017)
   Other borrowings                         --          --      (2,249)     (2,249)
   Subordinated debentures              (5,155)     (5,155)     (5,155)     (5,155)
   Accrued interest payable                (90)        (90)        (36)        (36)

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

NOTE 21 - BUSINESS COMBINATION

On October 22, 2004, the Company acquired 100% of the outstanding common stock of RJO Financial Services, Inc., doing business as Reserve Mortgage Services (Reserve), an Akron, Ohio based company licensed as a mortgage banker in Ohio, Florida and Georgia. Reserve's name changed to Reserve Mortgage Services, Inc. and it became an operating subsidiary of CFBank on the date of the acquisition. It was subsequently merged into CFBank on May 12, 2005. Operating results of Reserve are included in the consolidated financial statements since the date of the acquisition.

The aggregate purchase price was $2,206, including $419 in cash and $1,787 in common stock. The value of the 127,077 common shares issued was determined based on the average market price over the week before and after the terms of the acquisition were agreed to and announced.

The purchase price resulted in goodwill of $1,749, a noncompete agreement of $25 and prior owner intangible of $295. See Note 8 - Goodwill and Intangible Assets for information regarding the impairment loss recognized in 2005. Prior to recognition of the impairment loss, the noncompete agreement was amortized over its one year term and the prior owner intangible was amortized over 3 years, using the straight-line method for book and tax purposes. Goodwill was not amortized but instead evaluated for impairment. Goodwill is not deductible for tax purposes.

NOTE 22 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Central Federal Corporation follows.

CONDENSED BALANCE SHEETS
December 31

                                                     2005      2004
                                                   -------   -------
ASSETS
Cash and cash equivalents                          $ 6,989   $ 8,504
Investment in banking subsidiary                    13,009    15,708
Investment in and advances to other subsidiaries       319       296
Other assets                                         1,142       399
                                                   -------   -------
Total assets                                       $21,459   $24,907
                                                   =======   =======
LIABILITIES AND EQUITY
Subordinated debentures                            $ 5,155   $ 5,155
Accrued expenses and other liabilities                 223       245
Shareholders' equity                                16,081    19,507
                                                   -------   -------
Total liabilities and shareholders' equity         $21,459   $24,907
                                                   =======   =======

CONDENSED STATEMENTS OF OPERATIONS
Years ended December 31

                                             2005      2004      2003
                                           -------   -------   -------
Interest income                            $    --   $    --   $    20
Dividends from subsidiaries                     --        --     5,437
Other income                                    --        --        11
Interest expense                               321       225        59
Other expense                                  308       306       338
                                           -------   -------   -------
Loss before income tax and
   undistributed subsidiaries operations      (629)     (531)    5,071
Income tax benefit                             239       143       125
Effect of subsidiaries' operations          (2,900)   (1,274)   (7,570)
                                           -------   -------   -------
Net loss                                   $(3,290)  $(1,662)  $(2,374)
                                           =======   =======   =======

NOTE 22 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
(Continued)

CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31

                                                       2005      2004      2003
                                                     -------   -------   -------
Cash flows from operating activities
   Net loss                                          $(3,290)  $(1,662)  $(2,374)
   Adjustments:
      Effect of subsidiaries' operations               2,900     1,274     7,570
      Change in other assets and other liabilities      (716)      296      (102)
                                                     -------   -------   -------
         Net cash from operating activities           (1,106)      (92)    5,094
Cash flows from investing activities
   Cash received in repayment of ESOP loan                --        --       853
   Investments in subsidiaries                            17        --      (289)
                                                     -------   -------   -------
         Net cash from investing activities               17        --       564
Cash flows from financing activities
   Proceeds from subordinated debentures                  --        --     5,155
   Repayments of borrowings                               --        --    (4,900)
   Proceeds from stock issue                              --        --     3,119
   Proceeds from exercise of stock options               375       412       345
   Purchase of treasury stock                             --      (319)       --
   Dividends paid                                       (801)     (735)     (655)
   Dividends on unallocated ESOP shares                   --        --        --
                                                     -------   -------   -------
         Net cash from financing activities             (426)     (642)    3,064
                                                     -------   -------   -------
Net change in cash and cash equivalents               (1,515)     (734)    8,722
Beginning cash and cash equivalents                    8,504     9,238       516
                                                     -------   -------   -------
Ending cash and cash equivalents                     $ 6,989   $ 8,504   $ 9,238
                                                     =======   =======   =======

NOTE 23 - EARNINGS PER SHARE

The factors used in the earnings per share computation follow.

                                                                  2005         2004         2003
                                                               ----------   ----------   ----------
Basic
   Net loss                                                    $   (3,290)  $   (1,662)  $   (2,374)
                                                               ==========   ==========   ==========
   Weighted average common shares outstanding                   2,203,623    2,033,376    1,815,210
                                                               ==========   ==========   ==========
   Basic loss per common share                                 $    (1.49)  $    (0.82)  $    (1.31)
                                                               ==========   ==========   ==========
Diluted
   Net loss                                                    $   (3,290)  $   (1,662)  $   (2,374)
                                                               ==========   ==========   ==========
   Weighted average common shares outstanding
      for basic loss per share                                  2,203,623    2,033,376    1,815,210
   Add: Dilutive effects of assumed exercises
      of stock options and stock based incentive plan shares           --           --           --
                                                               ----------   ----------   ----------
   Average shares and dilutive potential common shares          2,203,623    2,033,376    1,815,210
                                                               ==========   ==========   ==========
   Diluted loss per common share                               $    (1.49)  $    (0.82)  $    (1.31)
                                                               ==========   ==========   ==========

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

                                      2005      2004      2003
                                    -------   -------   -------
Stock options                       270,131   263,400   225,285
Stock based incentive plan shares    29,366    33,313    28,927

NOTE 24 - SEGMENT INFORMATION

The reportable segments are determined by the products and services offered, primarily distinguished between banking and mortgage banking operations. Loans, securities, deposits and servicing fees provide the revenues in the banking operation, and single-family residential mortgage loan sales provide the revenues in mortgage banking. All operations are domestic.

Prior to the Company's acquisition of Reserve in October 2004, mortgage banking operations were performed by CFBank. While the chief decision-makers monitored the revenue streams of the various products and services prior to 2005, the identifiable segments were not material and operations were managed and financial performance was evaluated on a Company-wide basis. Accordingly, all of the financial service operations were considered by management to be aggregated in one reportable operating segment. As such, no segment information is included for the previous periods.

The accounting policies used are the same as those described in the summary of significant accounting policies. Segment performance is evaluated using net income. Goodwill is allocated to mortgage banking. Income taxes are allocated and transactions among segments are made at fair value. Information reported internally for performance assessment follows: Parent and Other includes activities that are not directly attributed to the reportable segments, and is comprised of the Parent Company and elimination entries between all segments.

                                               Mortgage   Parent and   Consolidated
                                     Banking    Banking      Other         Total
                                    --------   --------   ----------   ------------
2005
Net interest income (expense)       $  5,266   $    23      $ (321)      $  4,968
Provision for loan losses               (674)       --          --           (674)
Net gain (loss) on sales of loans        (19)      488          --            469
Other revenue                            364        --          33            397
Impairment loss on goodwill and
   intangibles                            --    (1,966)         --         (1,966)
Depreciation and amortization           (394)     (103)         --           (497)
Other expense                         (5,334)     (728)       (302)        (6,364)
                                    --------   -------      ------       --------
Loss before income tax                  (791)   (2,286)       (590)        (3,667)
Income tax expense (benefit)              44      (182)       (239)          (377)
                                    --------   -------      ------       --------
Net loss                            $   (835)  $(2,104)     $ (351)      $ (3,290)
                                    ========   =======      ======       ========

December 31, 2005
Segment assets                      $169,151   $ 2,411      $1,459       $173,021
                                    ========   =======      ======       ========

NOTE 25 - ARBITRATION

In December 2005, CFBank terminated the President of Reserve. The former President filed a request for arbitration against CFBank and contends that CFBank owes him $600 for breaching an employment agreement between him and CFBank by discharging him without just cause. CFBank responded by denying that it breached the employment agreement in that CFBank had just cause to discharge him for flagrant misconduct and malfeasance, alleging causes of action for breach of contract, breach of fiduciary duty, and breach of duty of loyalty. The arbitration is in the discovery stage and an outcome can not be determined at this time.

CENTRAL FEDERAL CORPORATION
AND CFBANK
BOARD OF DIRECTORS

Mark S. Allio
Chairman, President & Chief Executive Officer
Central Federal Corporation
Chairman & Chief Executive Officer
CFBank

David C. Vernon
Vice-Chairman
Central Federal Corporation and
CFBank

Jeffrey W. Aldrich
Former President
Sterling China Co.

Thomas P. Ash
Director of Governmental Relations
Buckeye Association of School Administrators

William R. Downing
President
R.H. Downing Inc.

Gerry W. Grace
Former President
Grace Services, Inc.

Jerry F. Whitmer, Esq.
Of Counsel
Brouse McDowell

CENTRAL FEDERAL CORPORATION
OFFICERS

Mark S. Allio
Chairman, President & Chief
Executive Officer

David C. Vernon
Vice-Chairman

Eloise L. Mackus, Esq.
Senior Vice President,
General Counsel & Secretary

Therese A. Liutkus, CPA
Treasurer & Chief Financial Officer

Laura L. Martin
Assistant Secretary

CFBANK
COLUMBUS DEVELOPMENT BOARD

Dr. Steven J. Yakubov
Interventional Cardiologist
Mid Ohio Cardiology and Vascular Consultants

James J. Chester
Partner
Chester Willcox and Saxbe, LLP

R. Parker MacDonell
President - Columbus Region
CFBank

John L. Mead
Owner
Little Turtle Golf Course

Louis A. Nobile, Jr.
Former President
Bank One Lima

Robert F. Parsons
Director of Development & Marketing
Communities in Schools, Columbus Inc.

CFBANK
EXECUTIVE OFFICERS

Mark S. Allio
Chairman & Chief Executive Officer

David C. Vernon
Vice-Chairman

Raymond E. Heh
President & Chief Operating Officer

R. Parker MacDonell
President - Columbus Region

Eloise L. Mackus, Esq.
Senior Vice President, General Counsel & Secretary

Timothy M. O'Brien
Senior Vice President, Mortgage Operations

Therese A. Liutkus, CPA
Treasurer & Chief Financial Officer

William R. Reed
Senior Credit Officer

CFBANK
OFFICE LOCATIONS

CALCUTTA, OHIO
49028 Foulks Drive
Calcutta, Ohio 43920
330-385-4323

COLUMBUS, OHIO
4249 Easton Way
Suite 125
Columbus, Ohio 43219
614-334-7979

FAIRLAWN, OHIO
2923 Smith Road
Fairlawn, Ohio 44333
330-666-7979

WELLSVILLE, OHIO
601 Main Street
Wellsville, Ohio 43968
330-532-1517

MORTGAGE OPERATIONS & SERVICES
1730 Akron-Peninsula Rd.
Akron, Ohio 44313
330-945-7000

Corporate Data

Annual Report

A copy of the Annual Report on Form 10-KSB filed with the Securities and Exchange Commission will be available March 30, 2006 without charge upon written request to:

Therese A. Liutkus, CPA
Treasurer and Chief Financial Officer
Central Federal Corporation
2923 Smith Road
Fairlawn, Ohio 44333
Phone: 330-576-1209
Fax: 330-666-7959
Email: TerriLiutkus@cfbankmail.com

Annual Meeting

The Annual Meeting of Shareholders of Central Federal Corporation will be held at 10 a.m. on Thursday, May 18, 2006 at the Fairlawn Country Club, 200 North Wheaton Road, Fairlawn, Ohio.

Shareholder Services

The Registrar and Transfer Company serves as transfer agent for Central Federal Corporation shares. Communications regarding change of address, transfer of shares or lost certificates should be sent to:

The Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
Phone: 800-368-5948