Form 10KSB, Exhibit 13
period 2006-12-31
CENTRAL FEDERAL CORP
filed 2007-03-29
CIK 1070680

Exhibit 13.1
Annual Report to Security Holders for the Fiscal Year ended December 31, 2006

TABLE OF CONTENTS

3	MESSAGE TO SHAREHOLDERS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
4	Selected Financial and Other Data
6	Forward-Looking Statements
6	General
7	Management Strategy
8	Financial Condition
9	Comparison of Results of Operations for 2006 and 2005
11	Comparison of Results of Operations for 2005 and 2004
15	Quantitative and Qualitative Disclosures about Market Risk
16	Liquidity and Capital Resources
16	Impact of Inflation
16	Critical Accounting Policies
17	Market Prices and Dividends Declared

FINANCIAL STATEMENTS
18	Report of Independent Registered Public Accounting Firm
19	Consolidated Financial Statements
25	Notes to Consolidated Financial Statements

52	BOARD OF DIRECTORS

52	OFFICERS

52	CFBANK OFFICE LOCATIONS

52	CORPORATE DATA
52	Annual Report
52	Annual Meeting
52	Shareholder Services
     |     Page 1

Page 2        |

MESSAGE TO SHAREHOLDERS
Dear Shareholders,
The past year has provided us substantial challenges with the execution of our business plan. Flat and inverted yield curves, additional governmental regulatory requirements, local economic downturns and a contraction of residential lending are just a few. And yet, throughout the entire year our team has focused on increasing the client base and managing the human and financial resources. We continue to believe we have an opportunity to build an outstanding community-focused bank for businesses and consumers.
The results are in, and in spite of significant external challenges, 2006 was a phenomenal year for growth. Your team has increased the balance sheet by 36% and net interest income by the same 36%. Our balance sheet at year-end 2006 was $63 million greater than the year ended 2005. We turned the corner on profitability at the bank level in May 2006 and have had a profitable bottom line every month since May. Our noninterest expense decreased during this time of growth, due to our stewardship of managing costs.
Here are some of the highlights since 2003, when we modified our business plan to include business banking:
•	Total assets more than doubled to $236 million at year-end 2006.

•	Loans nearly tripled and totaled $185 million at year-end 2006.

•	Deposits more than doubled and totaled $168 million at year-end 2006.

•	Net interest income nearly doubled and totaled $6.8 million.
During 2006, we increased total assets by 36%, increased loans by 49% and increased deposits by 31%.

The growth was the result of our clients discovering the banking difference we offer, as well as our ability to deliver the difference with our people, products and processes.
In my message to you in 2005, I stated that “systemic, sustainable and profitable growth will be our focus for 2006.” We believe that our efforts and focus have and will provide us with opportunities for growth.
Sustained customer and asset growth continues to be our focus as we become a highly profitable bank, not just a profitable one. Additionally, we will not merely grow for growth’s sake, but we will continue to use our years of experience to monitor both credit quality and operational risks.
We are a diversified provider of financial services focused on businesses and individuals who demand great service and access to creative, experienced decision makers who provide alternatives and great value. This is the formula for our growth.
Systemic, sustainable and profitable growth will be our continued focus for 2007. Our promise of creating value for our customers, the communities we serve and for our shareholders also continues. We will accomplish these goals by utilizing our values and strong business ethics and will continue our tasks through executing with a sense of urgency.

We look forward to the coming year and the opportunity to build on the accomplishments of 2006. We are growing and becoming stronger. Thank you for your support.

Mark S. Allio
Chairman, President and CEO
     |     Page 3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SELECTED FINANCIAL AND OTHER DATA
The information in the following tables should be read in conjunction with our Consolidated Financial Statements, the related Notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations as contained in this report.

SELECTED FINANCIAL CONDITION DATA:

(DOLLARS IN THOUSANDS)	AT DECEMBER 31,
	2006	2005	2004	2003	2002

Total assets	$236,028	$173,021	$171,005	$107,011	$110,551
Cash and cash equivalents	5,403	2,972	32,675	8,936	12,861
Securities available for sale	29,326	30,872	13,508	27,126	1,439
Securities held to maturity	—	—	—	—	17,822
Loans held for sale	2,000	2,419	1,888	106	—
Loans, net (1)	184,695	124,026	108,149	58,024	62,565
Allowance for loan losses	2,109	1,495	978	415	361
Nonperforming assets	297	800	418	934	783
Foreclosed assets	—	—	132	193	2
Goodwill	—	—	1,749	—	—
Other intangible assets	—	—	299	—	—
Deposits	167,591	127,588	101,624	73,358	74,690
FHLB advances	32,520	22,995	41,170	7,500	11,430
Other borrowings	—	—	2,249	—	4,900
Subordinated debentures	5,155	5,155	5,155	5,155	—
Total shareholders’ equity	29,085	16,081	19,507	19,856	17,583

SUMMARY OF OPERATIONS:

(DOLLARS IN THOUSANDS)	FOR THE YEAR ENDED DECEMBER 31,
	2006	2005	2004	2003	2002

Total interest income	$13,654	$8,691	$6,144	$5,435	$7,067
Total interest expense	6,889	3,723	2,149	3,521	3,462

Net interest income	6,765	4,968	3,995	1,914	3,605
Provision for loan losses	820	674	646	102	19

Net interest income after provision for loan losses	5,945	4,294	3,349	1,812	3,586
Noninterest income:
Net gain (loss) on sale of securities	(5)	—	(55)	42	16
Other	828	866	592	714	549

Total noninterest income	823	866	537	756	565
Impairment loss on goodwill and intangibles	—	1,966	—	—	—
Noninterest expense	6,849	6,861	6,420	5,930	3,164

Income (loss) before income taxes	(81)	(3,667)	(2,534)	(3,362)	987
Income tax expense (benefit)	(44)	(377)	(872)	(988)	313

Net income (loss)	$(37)	$(3,290)	$(1,662)	$(2,374)	$674

(See footnotes on next page)
page 4     |      CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT

SELECTED FINANCIAL RATIOS AND OTHER DATA:

	AT OR FOR THE YEAR ENDED DECEMBER 31,
	2006	2005	2004	2003	2002

Performance Ratios: (2) (11)
Return on average assets	(0.02%)	(2.02%)	(1.23%)	(2.19%)	0.58%
Return on average equity	(0.12%)	(17.71%)	(8.60%)	(12.34%)	3.76%
Average yield on interest-earning assets (3)	6.84%	5.87%	5.03%	5.62%	6.98%
Average rate paid on interest-bearing liabilities	4.00%	2.75%	1.93%	2.63%	3.63%
Average interest rate spread (4)	2.84%	3.12%	3.10%	2.99%	3.35%
Net interest margin, fully taxable equivalent (5) (10)	3.39%	3.35%	3.27%	3.28%	3.56%
Interest-earning assets to interest-bearing liabilities	115.83%	109.46%	109.82%	113.38%	106.09%
Efficiency ratio (6)	90.20%	151.30%	139.96%	225.65%	76.17%
Noninterest expense to average assets	3.20%	5.43%	4.74%	5.47%	2.74%
Dividend payout ratio	n/m	n/m	n/m	n/m	83.7%

Capital Ratios: (2)
Equity to total assets at end of period	12.32%	9.29%	11.41%	18.56%	15.90%
Average equity to average assets	13.89%	11.43%	14.26%	17.76%	15.54%
Tangible capital ratio (9)	9.80%	6.90%	8.10%	13.90%	18.90%
Core capital ratio (9)	9.80%	6.90%	8.10%	13.90%	18.90%
Risk-based capital ratio (9)	12.60%	10.10%	12.20%	21.60%	38.60%

Asset Quality Ratios: (2)
Nonperforming loans to total loans (7)	0.16%	0.64%	0.26%	1.28%	1.25%
Nonperforming assets to total assets (8)	0.13%	0.46%	0.24%	0.87%	0.71%
Allowance for loan losses to total loans	1.13%	1.19%	0.90%	0.71%	0.57%
Allowance for loan losses to nonperforming loans (7)	710.10%	186.88%	341.96%	56.01%	46.22%
Net charge-offs to average loans	0.13%	0.14%	0.10%	0.08%	0.05%

Per Share Data:
Basic earnings (loss) per share	$(0.01)	$(1.49)	$(0.82)	$(1.31)	$0.44
Diluted earnings (loss) per share	(0.01)	(1.49)	(0.82)	(1.31)	0.43
Dividends declared	0.36	0.36	0.36	0.36	0.36
Tangible book value per share at end of period	6.40	7.17	7.99	9.81	10.68

(1)	Loans, net represents gross loans receivable net of the allowance for loan losses, loans in process and deferred loan origination fees.

(2)	Asset quality ratios and capital ratios are end-of-period ratios. All other ratios are based on average monthly balances during the indicated periods.

(3)	Calculations of yield are presented on a taxable equivalent basis using the federal income tax rate of 34%.

(4)	The average interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.

(5)	The net interest margin represents net interest income as a percent of average interest-earning assets.

(6)	The efficiency ratio equals noninterest expense divided by net interest income plus noninterest income (excluding gains or losses on securities transactions).

(7)	Nonperforming loans consist of nonaccrual loans and other loans 90 days or more past due.

(8)	Nonperforming assets consist of nonperforming loans, other repossessed assets and REO.

(9)	Regulatory capital ratios of CFBank.

(10)	Calculated excluding the $1.3 million penalty on prepayment of FHLB advances in 2003.

(11)	Performance ratios for the year ended December 31, 2005 were significantly affected by the pre-tax $2.0 million impairment loss on goodwill and intangibles.

Following are performance ratios excluding this charge:

Return on average assets	(0.86%)
Return on average equity	(7.27%)
Efficiency ratio	117.60%
Ratio of noninterest expense to average assets	4.20%
Reconciliation of GAAP net loss to loss excluding the impairment loss on goodwill and intangibles:
GAAP net loss	$(3,290)
Impairment loss on goodwill and intangibles, net of tax	1,893
Loss excluding impairment loss on goodwill and intangibles	$(1,397)
Diluted loss per share	$(0.63)
CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT     |     page 5

FORWARD-LOOKING STATEMENTS
This Annual Report contains “forward-looking statements” which may be identified by the use of such words as “may,” “believe,” “expect,” “anticipate,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology. Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited to (i) general and local economic conditions, (ii) changes in interest rates, deposit flows, demand for mortgages and other loans, real estate values and competition, (iii) changes in accounting principles, policies or guidelines, (iv) changes in legislation or regulation and (v) other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services.
Any or all of our forward-looking statements in this Annual Report and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed and we caution readers not to place undue reliance on any such forward-looking statements. We undertake no obligation to publicly release revisions to any forward-looking statements to reflect events or circumstances after the date of such statements.
GENERAL
Central Federal Corporation is a savings and loan holding company incorporated in Delaware in 1998. Substantially all of our business is the operation of our principal subsidiary, CFBank, a federally chartered savings association formed in Ohio in 1892.
CFBank is a community-oriented financial institution offering a variety of financial services to meet the needs of the communities we serve. Our client-centric method of operation emphasizes personalized service, clients’ access to decision makers, solution-driven lending and quick execution, efficient use of technology and the convenience of remote deposit, telephone banking, corporate cash management and online internet banking. We attract deposits from the general public and use the deposits, together with borrowings and other funds, primarily to originate commercial and commercial real estate loans, single-family and multi-family residential mortgage loans and home equity lines of credit.
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
Management’s discussion and analysis represents a review of our consolidated financial condition and results of operations. This review should be read in conjunction with our consolidated financial statements and related notes.
page 6      |      CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT

MANAGEMENT STRATEGY
We achieved profitability in the 2nd quarter of 2006 for the first time since implementing our new strategic plan in 2003. We continued to successfully execute our plan based on commercial, commercial real estate and multi-family loan growth through processes focused on customers and efficient operations. Our stock offering in January 2006 provided $14.6 million in net proceeds, which allowed us to expand our lending limit and provided additional capital for growth. We have transitioned from a retail savings and loan association to a growth-oriented community bank while retaining our flexible thrift charter. We are a diversified provider of financial products focused on businesses and individuals who demand great service and access to decision-makers who provide alternatives and create value.
Our strategy to increase growth and profitability, initiated in 2003, has the following components:
•	Management — We believe a substantial segment of the market is eager to do business with experienced bankers, such as ours, who are willing and able to provide personal service and prompt decisions.
•	Growth Markets — Along with our expansion into Columbus and Fairlawn, Ohio in 2003, we shifted our focus to the more profitable commercial and commercial real estate loan markets. In September 2006, we announced the future relocation of our Columbus regional office to Worthington. The new high traffic, high visibility location will provide us with access to a market which has approximately $1 billion in retail deposits and a larger group of commercial and retail customers. Relocation is expected to occur in the 2nd quarter of 2007.
•	Customer Service — We have differentiated ourselves from the competition by providing personalized service and access to creative, experienced decision makers. Our goal is to meet the individual financial needs and objectives of each customer.
•	Asset Quality — We have been careful to maintain our historically excellent asset quality and plan to continue to expand our loan portfolio through conservative underwriting practices.
Total assets increased $63.0 million or 36.4% in 2006, including $54.1 million or 74.7% growth in commercial, commercial real estate and multi-family loans, the focus of our growth plan. We were able to significantly increase assets and revenues without an increase in normal, recurring noninterest expense. Noninterest expense totaled $6,849,000 in 2006 and $6,861,000 in 2005.
As a result of growth in assets, particularly commercial, commercial real estate and multi-family loans, gross interest income increased 57.1% in 2006. The flat and inverted yield curve which existed for much of 2006 put negative pressure on funding costs, and interest expense increased 85.0% in 2006. The result was a 36.2% increase in net interest income in 2006. Continued downward pressure on margins is expected in the current interest rate environment, and as a result, management of the net interest margin will continue to be a challenge.
Profitability has been impacted by expenses associated with additions to management and staff necessary to support growth and by operating expenses associated with expansion into new markets. The staff and expansion expenses were essential to our focus on business and financial services, but required the support of a larger asset base and increased revenues in order to increase profitability. Provisions for loan losses resulting from increased commercial, commercial real estate and multi-family residential lending negatively affect profitability. Current projections indicate that improved performance is significantly dependent on our ability to continue to grow. While we recognize that we have many well-established competitors in our new markets, we believe that we will continue to be able to achieve significant growth in these markets.
Our net income (loss) is dependent primarily on net interest income, which is the difference between the interest income earned on loans and securities and the cost of funds, consisting of interest paid on deposits and borrowed funds. Net interest income is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. Net income is also affected by, among other things, loan fee income, provisions for loan losses, service charges, gains on loan sales, operating expenses, and franchise and income taxes. Operating expenses principally consist of employee compensation and benefits, occupancy, and other general and administrative expenses. Results of operations are significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies, and actions of regulatory authorities. Future changes in applicable laws, regulations or government policies may also materially impact our performance.
We are not aware of any market or institutional trends, other events, or uncertainties that are expected to have a material effect on liquidity, capital resources or operations. We are not aware of any current recommendations by regulators which would have a material effect if implemented.
CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT      |     page 7

FINANCIAL CONDITION
General. Assets totaled $236.0 million at December 31, 2006, an increase of $63.0 million or 36.4% from $173.0 million at December 31, 2005. The increase was attributable to growth in the loan portfolio, which was funded with proceeds from the stock offering, deposit growth and Federal Home Loan Bank (FHLB) advances.
Loans. Net loans totaled $184.7 million at December 31, 2006, an increase of $60.7 million or 48.9% compared to $124.0 million at December 31, 2005. The increase was driven by growth in commercial, commercial real estate and multi-family loans, the integral focus of our strategic growth plan, which totaled $126.6 million at December 31, 2006 and increased $54.1 million or 74.7% compared to $72.5 million at December 31, 2005. Consumer loans totaled $30.2 million at December 31, 2006 and increased $706,000 or 2.4% compared to $29.5 million at December 31, 2005, due to the purchase of $5.1 million in auto loans offset by repayments on home equity lines of credit. Mortgage loans totaled $30.2 million at December 31, 2006 and increased $6.6 million or 27.9% compared to $23.6 million at December 31, 2005.
Premises and equipment. Premises and equipment totaled $4.1 million at December 31, 2006, an increase of $1.2 million compared to $2.9 million at December 31, 2005 due to construction costs related to the new Worthington office.

Deposits. Deposits totaled $167.6 million at December 31, 2006, an increase of $40.0 million or 31.4% compared to $127.6 million at December 31, 2005. The increase in deposits was due to growth of $28.8 million in certificate of deposit accounts, $12.8 million in money market accounts and $3.6 million in noninterest bearing deposits offset by a decline of $2.3 million in interest bearing checking accounts and $2.9 million in traditional savings account balances. Growth in certificate of deposit accounts included $17.4 million in brokered deposits. During the last six months of 2006, we issued $9.7 million in callable brokered certificates of deposit which will assist with asset/liability management should we see a downward shift in the short end of the yield curve and which also will lock in longer term funding should rates increase. We expect to continue to use brokered deposits as a source of funding depending on market conditions, pricing and funding needs. Growth in nonin-terest bearing deposits reflected increased commercial customer relationships.
Federal Home Loan Bank advances. FHLB advances totaled $32.5 million at December 31, 2006, an increase of $9.5 million or 41.4% compared to $23.0 million at December 31, 2005. These borrowings were used to fund loan growth.
Subordinated debentures. Subordinated debentures totaled $5.2 million at year-end 2006 and 2005. These debentures were issued in 2003 in exchange for the proceeds of a $5.0 million trust preferred securities offering issued by a trust formed by the Company. The proceeds of the offering are available to provide capital for CFBank to support growth.
Shareholders’ equity. Shareholders’ equity totaled $29.1 million at December 31, 2006, an increase of $13.0 million or 80.9% compared to $16.1 million at December 31, 2005 as a result of proceeds from the stock offering less dividends and the net loss for 2006.
Office of Thrift Supervision (OTS) regulations require savings institutions to maintain certain minimum levels of regulatory capital. Additionally, the regulations establish a framework for the classification of savings institutions into five categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Generally, an institution is considered well-capitalized if it has a core (Tier 1) capital ratio of at least 5.0% (based on adjusted total assets); a core (Tier 1) risk-based capital ratio of a least 6.0%; and a total risk-based capital ratio of at least 10.0%. CFBank had capital ratios above the well-capitalized levels at year-end 2006 and 2005.
page 8      |     CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT

COMPARISON OF RESULTS OF OPERATIONS FOR 2006 AND 2005
General. Operations resulted in a net loss of $37,000 or $.01 per diluted share in 2006, an improvement of $3.3 million compared to a net loss of $3.3 million or $1.49 per diluted share in 2005. The loss in 2005 included $1.9 million or $.86 per diluted share impairment loss on goodwill and intangibles described in the “Critical Accounting Policies” section of this Annual Report. Performance improved $1,360,000 to a loss of ($37,000) or ($.01) per diluted share in 2006 compared to a loss of ($1,397,000) or ($.63) per diluted share in 2005, not including the impairment loss, due to a 36.2% increase in net interest income resulting from substantial loan growth during 2006.
Net interest income. Net interest income is a significant component of net income, and consists of the difference between interest income generated on interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is primarily affected by the volumes, interest rates and composition of interest-earning assets and interest-bearing liabilities. The tables titled “Average Balances, Interest Rates and Yields” and “Rate/Volume Analysis of Net Interest Income” provide important information on factors impacting net interest income and should be read in conjunction with this discussion of net interest income.
Net interest margin increased to 3.39% during 2006 compared to 3.35% during 2005 largely due to employment of the additional capital raised in our public offering and increased yields on CFBank’s adjustable rate assets tied to prime and other short-term market indices, primarily commercial loans and home equity lines of credit. Net interest margin declined from 3.56% the 1st quarter of 2006 to 3.20% in the 4th quarter of 2006 as higher short-term market interest rates and a flat to inverted yield curve negatively impacted the cost of funding.
Interest income increased $5.0 million or 57.1% to $13.7 million in 2006, compared to $8.7 million in 2005, primarily due to increased income on loans and securities. Interest income on loans increased $4.5 million, or 61.8% in 2006 to $11.8 million compared to $7.3 million in 2005, due to growth in average loan balances and higher yields on loans. Average loan balances increased $48.4 million and totaled $164.2 million in 2006 compared to $115.8 million in 2005 due to commercial, commercial real estate and multi-family mortgage loan growth. Average loan yields increased 89 basis points (bp) to 7.19% in 2006 compared to 6.30% in 2005 due to increased short-term market interest rates in 2006 and an increase in the yield on new loans originated. The increase in short-term market interest rates also increased yields on variable rate loans in our portfolio, such as home equity lines of credit, which are tied to the prime rate, and commercial, commercial real estate and multi-family mortgage loans, a significant portion of which are adjustable rate loans. Interest income on securities increased $488,000 or 43.5% and totaled $1.6 million in 2006 compared to $1.1 million in 2005 due to an increase in the average balance and yield on securities. The average balance of securities increased $5.6 million and totaled $31.0 million in 2006 compared to $25.4 million in 2005. The increase was due to a securitization of single-family residential mortgage loans held in our portfolio with an outstanding principal balance of $18.6 million. The securitization, in which we retained the securities, occurred in a transaction with Freddie Mac in the second quarter of 2005. The yield on securities increased 71 bp and totaled 5.16% in 2006 compared to 4.45% in 2005 primarily due to the mortgage loan securitization, which added higher yielding assets to the securities portfolio, and due to current year purchases at higher yields. The average balance of interest-earning assets increased $51.2 million, and the average yield of interest-earning assets increased 97 bp during 2006.
Interest expense increased $3.2 million or 85.0% to $6.9 million in 2006 compared to $3.7 million in 2005 due to increased expense on both deposits and borrowings. Interest expense on deposits increased $2.5 million or 87.0% to $5.3 million from $2.8 million in 2005 due to increases in both the average balance and cost of deposits. Average deposit balances increased $28.5 million to $139.1 million in 2006 from $110.6 million in 2005 primarily due to growth in certificate of deposit accounts and money market accounts. The average cost of deposits increased 125 bp to 3.80% in 2006 from 2.55% in 2005 due to higher short-term market interest rates and a flat to inverted yield curve in 2006. Interest expense on FHLB advances and other borrowings, including subordinated debentures, increased $710,000 or 79.0% to $1.6 million in 2006 from $899,000 in 2005 due to an increase in both the average balance and cost of borrowings. The average balance of FHLB advances and other borrowings increased $8.3 million to $33.2 million in 2006 from $24.9 million in 2005 as FHLB advances were used to fund loan growth. The average cost of FHLB advances and other borrowings increased 123 bp to 4.85% in 2006 from 3.62% in 2005 primarily due to increased short-term interest rates in 2006 which negatively affected both the cost of short-term FHLB advances and subordinated debentures. The average balance of interest-bearing liabilities increased $36.8 million and the average cost of interest-bearing liabilities increased 125 bp in 2006.
Provision for loan losses. Management analyzes the adequacy of the allowance for loan losses regularly through reviews of the performance of the loan portfolio giving consideration to economic conditions, changes in interest rates and the effect of such changes on real estate values, and changes in the composition of the loan portfolio. The allowance for loan losses is established through a provision for loan losses based on management’s evaluation of the risk in its loan portfolio. The evaluation includes a review of all loans for which full collectibility may not be reasonably assured and considers, among other factors, the estimated fair value of the underlying collateral, economic conditions,
CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT      |     page 9

COMPARISON OF RESULTS OF OPERATIONS FOR 2006 AND 2005 (CONTINUED)
historical loan loss experience, changes in the size and growth of the loan portfolio and additional factors that warrant recognition in providing for an adequate loan loss allowance. Future additions to the allowance for loan losses will be dependent on these factors.
Based on management’s review, the provision for loan losses increased by $146,000 to a total of $820,000 in 2006, from $674,000 in 2005, due to commercial, commercial real estate and multi-family loan growth in 2006. At December 31, 2006, the allowance for commercial, commercial real estate and multi-family mortgage loans totaled $1.9 million, an increase of $629,000 or 47.7% from $1.3 million at December 31, 2005, as these loan types increased from 57.7% of the loan portfolio at year-end 2005 to 67.7% at year-end 2006. Commercial, commercial real estate and multi-family loans tend to be larger balance, higher risk loans than other loans made by CFBank, and 92.3% of the allowance was allocated to the higher risk loan types at December 31, 2006. At December 31, 2006, the allowance for loan losses represented 1.13% of total loans compared to 1.19% at December 31, 2005.
Nonperforming loans, all of which are nonaccrual loans, totaled $297,000 at December 31, 2006, a decrease of $503,000 compared to $800,000 at December 31, 2005. The decline in nonaccrual loans was due to acquisition of properties through the foreclosure process. At December 31, 2006, 0.2% of total loans were nonaccrual loans compared to 0.6% at December 31, 2005. Consistent with all prior periods since we began our expansion into business lending, there were no nonperforming commercial loans at December 31, 2006. More than 97% of the nonaccrual loan balances were secured by single-family homes in our primary market area. Management believes the allowance for loan losses is adequate to absorb probable incurred credit losses in the loan portfolio at December 31, 2006; however, future additions to the allowance may be necessary based on changes in economic conditions and the factors discussed previously.
We continue to provide appropriate reserves for loan losses in response to growth in commercial, commercial real estate and multi-family loans. Periods of rapid loan growth will tend to show lower profitability levels than other periods due to the up-front provision recorded when loans are originated. However, management believes that prudent continued expansion of the loan portfolio will enhance long-term profitability.
Noninterest income. Noninterest income totaled $823,000 in 2006 and was $43,000 or 5.0% lower than 2005 due to a decline in gains on loan sales in 2006, partially offset by additional service charges and other income. Net gain on sales of loans declined 30.5% and totaled $326,000 in 2006 as mortgage loan production was negatively impacted by changes in staffing and processes in the mortgage division. Mortgage loan originations and sales totaled $44.0 million in 2006 compared to $55.4 million in 2005. Significant future increases in market mortgage interest rates may reduce the volume of loan originations, sales and resultant gains.
Noninterest expense. Noninterest expense totaled $6,849,000 in 2006, comparable to $6,861,000 in 2005, not including the impairment loss in 2005. Management continues to leverage growth with existing resources and there was no increase in noninterest expense to support the 36.4% balance sheet growth achieved in 2006.
Noninterest expense to average assets (not including the impairment loss in 2005) improved to 3.20% in 2006 from 4.20% in 2005, and the efficiency ratio improved to 90.20% in 2006 from 117.60% in 2005. The positive movement in these ratios resulted from control of noninterest expense, growth in the balance sheet, and increased net interest income. We anticipate favorable trends in these measures of cost and efficiency as we continue to execute our growth strategy.

Income taxes. The income tax benefit in 2006 totaled $44,000 and was less than the benefit in 2005 due to a lower pretax loss in 2006 and a non-cash non-recurring federal income tax charge of $344,000 related to redemption of FHLB stock in 2005. (See “Comparison of Results of Operations for 2005 and 2004 – Income taxes.”)
page 10      |      CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT

COMPARISON OF RESULTS OF OPERATIONS FOR 2005 AND 2004
General. Operations resulted in a net loss of $3.3 million or $1.49 per diluted share in 2005, an increase of $1.6 million compared to a net loss of $1.7 million or $.82 per diluted share in 2004 primarily due to the impairment loss and federal income tax on the FHLB stock redemption offset by increased net interest income resulting from our growth strategy.
Net interest income. Net interest income increased 24.4% and totaled $5.0 million in 2005 compared to $4.0 million in 2004. The improvement in net interest income was due to growth in assets, primarily commercial, commercial real estate and multi-family mortgage loans, and home equity lines of credit.
Interest income increased $2.6 million or 41.5% to $8.7 million in 2005, compared to $6.1 million in 2004, primarily due to increased income on loans and securities offset by a decline in income from short-term cash investments. Interest income on loans increased $2.4 million, or 50.3% in 2005 to $7.3 million compared to $4.9 million in 2004, due to growth in average loan balances and higher yields on loans. Average loan balances increased $33.9 million and totaled $115.8 million in 2005 compared to $81.9 million in 2004 primarily due to commercial, commercial real estate and multi-family mortgage loan growth. Average loan yields increased 37 bp to 6.30% in 2005 compared to 5.93% in 2004 due to an increase in short-term market interest rates in 2005 and growth in commercial, commercial real estate and multi-family mortgage loans, and home equity lines of credit, which are primarily adjustable rate loans and comprised 76.7% of the loan portfolio in 2005 compared to 53.7% in 2004. Interest income on securities increased $351,000 or 45.6% and totaled $1.1 million in 2005 compared to $770,000 in 2004 due to an increase in the average balance and yield on securities. The average balance of securities increased $5.8 million and totaled $25.4 million in 2005 compared to $19.6 million in 2004 due to the securitization transaction discussed previously. The yield on securities increased 44 bp and totaled 4.45% in 2005 compared to 4.01% in 2004 primarily due to the mortgage loan securitization which added higher yielding assets to the securities portfolio. Interest income on federal funds sold and other earning assets declined $279,000 and totaled $88,000 in 2005 compared to $367,000 in 2004 due to a decline in the average balance partially offset by an increase in yield on these assets. The average balance of other earning assets decreased $13.9 million and totaled $3.4 million in 2005 compared to $17.3 million in 2004, which included an arbitrage transaction in which $30.0 million in overnight investments were purchased at a positive spread to the FHLB advances used to fund the investment. As short-term interest rates increased and the spread between the investment and borrowing declined, the investments were liquidated and cash was used to repay the advances during the first quarter of 2005. The yield on other earning assets increased 49 bp to 2.61% in 2005 from 2.12% in 2004 as short-term market interest rates increased during 2005. The average balance of interest-earning assets increased $25.8 million and the average yield of interest-earning assets increased 84 bp during 2005.
Interest expense increased $1.6 million or 73.2% to $3.7 million in 2005 compared to $2.1 million in 2004 due to increased interest expense on both deposits and borrowings. Interest expense on deposits increased $1.4 million or 96.7% to $2.8 million from $1.4 million in 2004 due to increases in both the average balance and cost of deposits. Average deposit balances increased $30.3 million to $110.6 million in 2005 from $80.3 million in 2004 primarily due to growth in certificate of deposit accounts. The average cost of deposits increased 76 bp to 2.55% in 2005 from 1.79% in 2004 due to higher market interest rates in 2005. Interest expense on FHLB advances and other borrowings, including subordinated debentures, increased $186,000 or 26.1% to $899,000 in 2005 from $713,000 in 2004 due to an increase in the average cost, offset by a decline in the average balance of borrowings. The average cost of FHLB advances and other borrowings increased 134 bp to 3.62% in 2005 from 2.28% in 2004 primarily due increased short-term interest rates in 2005, which negatively affected both the cost of short-term FHLB advances and subordinated debentures. The average balance of FHLB advances and other borrowings decreased $6.4 million to $24.9 million in 2005 from $31.3 million in 2004 as short-term borrowings were repaid when the arbitrage transaction described previously was unwound in the first quarter of 2005. The average balance of interest-bearing liabilities increased $23.9 million, and the average cost of interest-bearing liabilities increased 82 bp in 2005.
Net interest margin increased 8 bp from 3.27% in 2004 to 3.35% in 2005.
Provision for loan losses. The provision for loan losses is based on management’s regular review of the loan portfolio as described in detail previously. Based on this review, the provision for loan losses totaled $674,000 in 2005 compared to $646,000 in 2004. At December 31, 2005, the allowance for commercial, commercial real estate and multi-family mortgage loans totaled $1.3 million, an increase of $456,000 or 52.9% from $862,000 at December 31, 2004 as these loan types increased from 48.3% of the loan portfolio at year-end 2004 to 57.7% at year-end 2005. At December 31, 2005, 88.2% of the allowance was allocated to these loan types, as they tend to be larger balance, higher risk loans. The allowance for loan losses represented 1.19% of total loans at December 31, 2005, compared to 0.90% at December 31, 2004. Nonperforming loans, all of which were nonaccrual loans, totaled $800,000 at December 31, 2005, an increase of $514,000 compared to $286,000 at December 31, 2004 representing an increase in single-family mortgage loan delinquencies. At December 31, 2005, 0.6% of total loans were nonaccrual loans compared to 0.3% at December 31,
CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT      |     page 11

COMPARISON OF RESULTS OF OPERATIONS FOR 2005 AND 2004 (CONTINUED)
2004. All of the nonaccrual loan balances were secured by single-family homes in our primary market area.
Noninterest income. Noninterest income increased $329,000 or 61.3% to $866,000 in 2005 compared to $537,000 in 2004 due to an increase in net gains on loan sales. Mortgage loan originations and sales increased and net gains on sales totaled $469,000 in 2005, an increase of $247,000 from $222,000 in 2004 due to a full year of originations by the mortgage division acquired in October 2004.
Noninterest expense. Noninterest expense included an impairment loss of $2.0 million described in the “Critical Accounting Policies” section of this Annual Report. Noninterest expense, excluding the impairment loss, totaled $6.9 million in 2005, an increase of $441,000 or 6.9% compared to $6.4 million in 2004 primarily due to a full year of operating costs related to the mortgage division which totaled $831,000 in 2005 compared to $144,000 in 2004. Noninterest expense in 2005 also included $68,000 in professional fees related to implementation of the internal control provisions of Section 404 of the Sarbanes-Oxley Act of 2002, which will be applicable to us beginning in 2007. Noninterest expense in 2004 included $106,500 in legal and professional fees related to a reverse stock split abandoned by the Board in early 2005 and $166,000 in expenses related to employee severance and post-retirement life insurance benefits associated with bank owned life insurance.
Income taxes. The income tax benefit in 2005 totaled $377,000 and included a non-cash non-recurring federal income tax charge of $344,000 related to redemption of $1.3 million in FHLB stock which resulted in a $1.0 million gain for tax purposes and utilized a portion of our net operating loss carryforward. The redemption resulted in no gain for book purposes but did result in the recognition of federal income tax expense associated with FHLB stock dividends received from 1978 through 1997 which reduced the basis of the shares redeemed for which no deferred tax liability had been established. The goodwill impairment loss recognized in 2005 was not deductible for tax purposes.
page 12      |      CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT

The following table presents for the periods indicated the total dollar amount of fully taxable equivalent interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed in both dollars and rates.
AVERAGE BALANCES, INTEREST RATES AND YIELDS

(DOLLARS IN THOUSANDS)	FOR THE YEARS ENDED DECEMBER 31,
	2006			2005			2004
	AVERAGE	INTEREST	AVERAGE	AVERAGE	INTEREST	AVERAGE	AVERAGE	INTEREST	AVERAGE
	OUTSTANDING	EARNED/	YIELD/	OUTSTANDING	EARNED/	YIELD/	OUTSTANDING	EARNED/	YIELD/
	BALANCE	PAID	RATE	BALANCE	PAID	RATE	BALANCE	PAID	RATE

Interest-earning assets:
Securities (1) (2)	$30,991	$1,609	5.16%	$25,404	$1,121	4.45%	$19,605	$780	4.01%
Loans and loans held for sale (3)	164,204	11,805	7.19%	115,757	7,295	6.30%	81,900	4,855	5.93%
Other earning assets	1,610	82	5.09%	3,368	88	2.61%	17,329	367	2.12%
FHLB stock	2,723	158	5.80%	3,751	187	4.99%	3,694	152	4.11%

Total interest-earning assets	199,528	13,654	6.84%	148,280	8,691	5.87%	122,528	6,154	5.03%
Noninterest-earning assets	14,233			14,272			13,034

Total assets	$213,761			$162,552			$135,562

Interest-bearing liabilities:
Deposits	$139,056	5,280	3.80%	$110,601	2,824	2.55%	$80,305	1,436	1.79%
FHLB advances and other borrowings	33,201	1,609	4.85%	24,860	899	3.62%	31,265	713	2.28%

Total interest-bearing liabilities	172,257	6,889	4.00%	135,461	3,723	2.75%	111,570	2,149	1.93%
Noninterest-bearing liabilities	11,802			8,518			4,658

Total liabilities	184,059			143,979			116,228
Equity	29,702			18,573			19,334

Total liabilities and equity	$213,761			$162,552			$135,562

Net interest-earning assets	$27,271			$12,819			$10,958

Net interest income/ interest rate spread		$6,765	2.84%		$4,968	3.12%		$4,005	3.10%

Net interest margin			3.39%			3.35%			3.27%

Average interest-earning assets to average interest-bearing liabilities	115.83%			109.46%			109.82%

(1)	Average balance is computed using the carrying value of securities.

Average yield is computed using the historical amortized cost average balance for available for sale securities

(2)	Average yields and interest earned are stated on a fully taxable equivalent basis.

(3)	Balance is net of deferred loan origination fees, undisbursed proceeds of construction loans and includes nonperforming loans.
CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT      |      page 13

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase and decrease related to changes in balances and/or changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by the prior rate) and (ii) changes in rate (i.e., changes in rate multiplied by prior volume). For purposes of this table, changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.
RATE/VOLUME ANALYSIS OF NET INTEREST INCOME

(DOLLARS IN THOUSANDS)
	YEAR ENDED DECEMBER 31, 2006			YEAR ENDED DECEMBER 31, 2005
	COMPARED TO YEAR ENDED DECEMBER 31, 2005			COMPARED TO YEAR ENDED DECEMBER 31, 2004
	INCREASE (DECREASE) DUE TO			INCREASE (DECREASE) DUE TO
	RATE	VOLUME	NET	RATE	VOLUME	NET

Interest-earning assets:
Securities (1)	$206	$282	$488	$92	$249	$341
Loans and loans held for sale	1,135	3,375	4,510	322	2,118	2,440
Other earning assets	56	(62)	(6)	70	(349)	(279)
FHLB stock	28	(57)	(29)	33	2	35

Total interest-earning assets	1,425	3,538	4,963	517	2,020	2,537

Interest-bearing liabilities:
Deposits	1,607	849	2,456	737	651	1,388
FHLB advances and other borrowings	357	353	710	354	(168)	186

Total interest-bearing liabilities	1,964	1,202	3,166	1,091	483	1,574

Net change in net interest income	$(539)	$2,336	$1,797	$(574)	$1,537	$963

(1)	Securities amounts are presented on a fully taxable equivalent basis.
page 14     |      CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Market risk is the risk of loss from adverse changes in market prices and interest rates. We have not engaged in and, accordingly, have no risk related to trading accounts, commodities, or foreign exchange. Our hedging policy allows hedging activities, such as interest rate swaps, up to 10% of total assets. Disclosures about our hedging activities are set forth in Note 17 to our consolidated financial statements. Market risk arises primarily from interest rate risk inherent in our lending and deposit gathering activities and the issuance of debentures. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on- and off-balance sheet transactions are aggregated, and the resulting net positions are identified. Disclosures about the fair value of financial instruments are set forth in Note 19 to our consolidated financial statements.
Management actively monitors and manages interest rate risk. The primary objective in managing interest rate risk is to limit, within established guidelines, the adverse impact of changes in interest rates on our net interest income and capital. We measure the effect of interest rate changes on CFBank’s net portfolio value (NPV), which is the difference between the estimated market value of its assets and liabilities under different interest rate scenarios. Changes in NPV are measured using instantaneous changes in interest rates, rather than linear changes in rates over a period of time. At December 31, 2006, CFBank’s NPV ratios, using interest rate shocks ranging from a 300 bp rise in rates to a 200 bp decline in rates are shown in the following table. All values are within the acceptable range established by CFBank’s Board of Directors.
NET PORTFOLIO VALUE (CFBANK ONLY)

BASIS POINT CHANGE IN RATES	NPV RATIO
+300	11.52%
+200	12.11%
+100	12.75%
0	13.34%
-100	13.82%
-200	14.18%
In evaluating CFBank’s exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or periods to which they reprice, they may react in different degrees to changes in market interest rates. In addition, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Furthermore, in the event of a change in interest rates, prepayments and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease when interest rates rise. Therefore, the actual effect of changing interest rates may differ materially from that presented in the foregoing table.
Our interest rate risk position has improved as a result of management’s strategic decisions to sell substantially all fixed-rate single-family mortgage loan originations rather than retain long-term, low fixed-rate loans in portfolio and to increase commercial, commercial real estate and multifamily loans and home equity lines of credit, which, in many cases, have adjustable interest rates. In 2006, we issued $9.7 million in callable brokered certificates of deposit which will assist with asset/liability management should we see a downward shift in the short end of the yield curve and which also will lock in longer term funding should rates increase. Our interest rate risk position also improved as a result of the securitization of mortgage loans in 2005, which increased liquidity of the mortgages.
CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT      |      page 15

LIQUIDITY AND CAPITAL RESOURCES
In general terms, liquidity is a measurement of ability to meet cash needs. The primary objective in liquidity management is to maintain the ability to meet loan commitments and to repay deposits and other liabilities in accordance with their terms without an adverse impact on current or future earnings. Principle sources of funds are deposits; amortization and prepayments of loans; maturities, sales and principal receipts of securities available for sale; borrowings; and operations. While maturities and scheduled amortization of loans are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.
CFBank is required by regulation to maintain sufficient liquidity to ensure its safe and sound operation. Thus, adequate liquidity may vary depending on the bank’s overall asset/liability structure, market conditions, the activities of competitors and the requirements of its own deposit and loan customers. Management believes that CFBank’s liquidity is sufficient.

Liquidity management is both a daily and long-term responsibility of management. We adjust our investments in liquid assets, primarily cash, short-term investments and other assets that are widely traded in the secondary market, based on our assessment of expected loan demand, expected deposit flows, yields available on interest-earning deposits and securities and the objective of our asset/liability management program. In addition to liquid assets, we have other sources of liquidity available including, but not limited to, access to advances from the FHLB, use of brokered deposits and the ability to obtain deposits by offering above-market interest rates.
CFBank relies primarily on competitive rates, customer service, and relationships with customers to retain deposits. Based on our historical experience with deposit retention and current retention strategies, we believe that, although it is not possible to predict future terms and conditions upon renewal, a significant portion of such deposits will remain with the bank.
At December 31, 2006, CFBank exceeded all of its regulatory capital requirements to be considered well-capitalized. Tier 1 capital level was $22.9 million, or 9.8% of adjusted total assets, which exceeds the required level of $11.7 million, or 5.0%. Tier 1 risk-based capital level was $22.9 million, or 11.5% of risk-weighted assets, which exceeds the required level of $11.9 million, or 6.0%. Risk-based capital was $25.0 million, or 12.6% of risk-weighted assets, which exceeds the required level of $20.0 million, or 10.0%. In January 2006, the holding company contributed $10.4 million in additional capital to CFBank.
IMPACT OF INFLATION
The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which presently require us to measure financial position and results of operations primarily in terms of historical dollars. Changes in the relative value of money due to inflation are generally not considered. In our opinion, changes in interest rates affect our financial condition to a far greater degree than change in the inflation rate. While interest rates are generally influenced by changes in the inflation rate, they do not move concurrently. Rather, interest rate volatility is based on changes in the expected rate of inflation, as well as changes in monetary and fiscal policy. A financial institution’s ability to be relatively unaffected by changes in interest rates is a good indicator of its ability to perform in a volatile economic environment. In an effort to protect performance from the effects of interest rate volatility, we review interest rate risk frequently and take the steps necessary to minimize any detrimental effects on profitability.
CRITICAL ACCOUNTING POICIES
We follow financial accounting and reporting policies that are in accordance with U. S. generally accepted accounting principles and conform to general practices within the banking industry. These policies are presented in Note 1 to our audited consolidated financial statements. Some of these accounting policies are considered to be critical accounting policies, which are those policies that require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Application of assumptions different than those used by management could result in material changes in our financial position or results of operations. We believe that the judgments, estimates and assumptions used in the preparation of the consolidated financial statements are appropriate given the factual circumstances at the time.
We have identified accounting polices that are critical accounting policies, and an understanding of these policies is necessary to understand our financial statements. One critical accounting policy relates to determining the adequacy of the allowance for loan losses. CFBank’s Allowance for Loan Losses Policy provides a thorough, disciplined and consistently applied process that incorpo-
page 16      |      CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT

CRITICAL ACCOUNTING POLICIES (CONTINUED)
rates management’s current judgments about the credit quality of the loan portfolio into determination of the allowance for loan losses in accordance with generally accepted accounting principles and supervisory guidance. Management estimates the appropriate allowance balance by evaluating past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations, estimated value of collateral, economic conditions, and other factors. We believe that an adequate allowance for loan losses has been established. Additional information regarding this policy is included in the previous sections captioned “Provision for Loan Losses” and in Notes 1 and 3 to our audited consolidated financial statements.
Another critical accounting policy relates to valuation of the deferred tax asset for net operating losses. Net operating losses totaling $2.2 million, $2.7 million and $431,000 expire in 2023, 2024 and 2025, respectively. No valuation allowance has been recorded against the deferred tax asset for net operating losses because the benefit is more likely than not to be realized. As we continue our strategy to expand into business financial services and focus on growth, the resultant increase in interest-earning assets is expected to increase profitability. Additional information is included in Notes 1 and 13 to our audited consolidated financial statements.
A third critical accounting policy relates to the valuation of goodwill and the assessment of impairment. Goodwill is not subject to amortization and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill totaling $1.7 million resulted from the acquisition of RJO Financial Services, Inc., dba Reserve Mortgage Services, Inc. (Reserve) in 2004 and represented the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Management determined that volumes would not achieve a sufficient level to support the recorded goodwill. We expected Reserve’s performance to be accretive to earnings, but lower than projected loan origination and sales volumes resulted in losses. As a result, we recorded a non-cash after-tax impairment loss of $1.9 million or $.86 per diluted share in the quarter ended September 30, 2005 to write off the $1.7 million value of goodwill and $217,000 in other intangible assets related to the acquisition. The decision to recognize the impairment loss was in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” which requires recognition of an impairment loss when the carrying amount of the asset is not recoverable and its carrying amount exceeds its fair value. Additional information is included in Notes 1, 7 and 20 to our audited consolidated financial statements.
MARKET PRICES AND DIVIDENDS DECLARED
The common stock of Central Federal Corporation trades on the Nasdaq® Capital Market under the symbol “CFBK.” As of December 31, 2006, there were 4,543,662 shares of common stock outstanding and 562 shareholders, excluding persons or entities holding stock in nominee or street name through various brokerage firms.
The following table shows the quarterly reported high and low trade prices of the common stock and cash dividends per share declared during 2006 and 2005.

	HIGH	LOW	DIVIDENDS

2006
First quarter	$8.10	$7.25	$0.09
Second quarter	8.27	7.10	0.09
Third quarter	8.50	7.79	0.09
Fourth quarter	8.33	7.01	0.09

2005
First quarter	$13.72	$10.15	$0.09
Second quarter	10.99	9.53	0.09
Third quarter	10.49	8.07	0.09
Fourth quarter	9.45	7.07	0.09
CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT      |      page 17

FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Crowe Chizek and Company LLC
Member Horwath International
The Board of Directors and Shareholders
Central Federal Corporation
Fairlawn, Ohio
We have audited the accompanying consolidated balance sheets of Central Federal Corporation as of December 31, 2006 and 2005 and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Federal Corporation as of December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Crowe Chizek and Company LLC
Cleveland, Ohio
March 15, 2007
page 18       |       CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS

(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	DECEMBER 31
	2006	2005

Assets
Cash and cash equivalents	$5,403	$2,972
Securities available for sale	29,326	30,872
Loans held for sale	2,000	2,419
Loans, net of allowance of $2,109 and $1,495	184,695	124,026
Federal Home Loan Bank stock	2,813	2,656
Loan servicing rights	201	250
Premises and equipment, net	4,105	2,934
Bank owned life insurance	3,646	3,531
Deferred tax asset	2,044	1,978
Accrued interest receivable and other assets	1,795	1,383

	$236,028	$173,021

Liabilities and shareholders’ equity
Deposits
Non-interest bearing	$11,114	$7,509
Interest bearing	156,477	120,079

Total deposits	167,591	127,588
Federal Home Loan Bank advances	32,520	22,995
Advances by borrowers for taxes and insurance	137	113
Accrued interest payable and other liabilities	1,540	1,089
Subordinated debentures	5,155	5,155

Total liabilities	206,943	156,940
Shareholders’ equity
Preferred stock, 1,000,000 shares authorized; none issued	—	—
Common stock, $.01 par value; 6,000,000 shares authorized; 2006 - 4,612,195 shares issued, 2005 - 2,312,195 shares issued	46	23
Additional paid-in capital	27,204	12,787
Retained earnings	2,643	4,315
Accumulated other comprehensive income (loss)	(25)	28
Unearned stock based incentive plan shares	—	(289)
Treasury stock, at cost (2006 - 68,533 shares, 2005 - 68,533 shares)	(783)	(783)

Total shareholders’ equity	29,085	16,081

	$236,028	$173,021

(See accompanying notes.)
CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT       |       page 19

CONSOLIDATED STATEMENTS OF OPERATIONS

(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	YEARS ENDED DECEMBER 31
	2006	2005	2004

Interest and dividend income
Loans, including fees	$11,805	$7,295	$4,855
Securities	1,609	1,121	770
Federal Home Loan Bank stock dividends	158	187	152
Federal funds sold and other	82	88	367

	13,654	8,691	6,144

Interest expense
Deposits	5,280	2,824	1,436
Federal Home Loan Bank advances and other debt	1,193	578	488
Subordinated debentures	416	321	225

	6,889	3,723	2,149

Net interest income	6,765	4,968	3,995
Provision for loan losses	820	674	646

Net interest income after provision for loan losses	5,945	4,294	3,349
Noninterest income
Service charges on deposit accounts	232	195	141
Net gains on sales of loans	326	469	222
Loan servicing fees, net	59	16	62
Net gains (losses) on sales of securities	(5)	—	(55)
Earnings on bank owned life insurance	115	130	145
Other	96	56	22

	823	866	537

Noninterest expense
Salaries and employee benefits	3,788	3,568	3,454
Occupancy and equipment	471	462	327
Data processing	492	495	431
Franchise taxes	171	233	196
Professional fees	428	595	424
Director fees	149	170	169
Postage, printing and supplies	155	161	167
Advertising and promotion	95	138	171
Telephone	109	122	91
Loan expenses	101	32	48
Foreclosed assets, net	8	18	57
Depreciation	506	415	355
Amortization of intangibles	—	82	21
Impairment loss on goodwill and intangibles	—	1,966	—
Other	376	370	509

	6,849	8,827	6,420

Loss before income taxes	(81)	(3,667)	(2,534)
Income tax benefit	(44)	(377)	(872)

Net loss	$(37)	$(3,290)	$(1,662)

Loss per share:
Basic	$(0.01)	$(1.49)	$(0.82)
Diluted	$(0.01)	$(1.49)	$(0.82)

(See accompanying notes.)
page 20       |       CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	YEARS ENDED DECEMBER 31
	2006	2005	2004

Net loss	$(37)	$(3,290)	$(1,662)
Change in net unrealized gain (loss) on securities available for sale	(85)	(580)	(267)
Less: Reclassification adjustment for gains and (losses) later recognized in net income	(5)	—	(55)

Net unrealized loss	(80)	(580)	(212)
Initial unrealized gain on mortgage-backed securities received in securitization	—	530	—
Tax effect	27	17	72

Other comprehensive loss	(53)	(33)	(140)

Comprehensive loss	$(90)	$(3,323)	$(1,802)

(See accompanying notes.)
CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT       |       page 21

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

				ACCUMULATED	UNEARNED
				OTHER	STOCK BASED		TOTAL
	COMMON	ADDITIONAL	RETAINED	COMPREHENSIVE	INCENTIVE PLAN	TREASURY	SHAREHOLDERS’
	STOCK	PAID-IN CAPITAL	EARNINGS	INCOME (LOSS)	SHARES	STOCK	EQUITY

Balance at January 1, 2004	$23	$11,845	$10,997	$201	$(357)	$(2,853)	$19,856

Comprehensive loss:
Net loss			(1,662)				(1,662)
Other comprehensive loss				(140)			(140)

Total comprehensive loss							(1,802)

Issuance of stock based incentive plan shares (20,703 shares)		237			(237)		—
Release of 21,278 stock based incentive plan shares					243		243
Stock options exercised (44,900 shares)			(90)			502	412
Tax benefits from stock options exercised		48					48
Purchase of 25,000 shares of treasury stock						(319)	(319)
Issuance of 127,077 shares of treasury stock in acquisition		389				1,428	1,817
Cash dividends declared ($.36 per share)			(748)				(748)

Balance at December 31, 2004	23	12,519	8,497	61	(351)	(1,242)	19,507

Comprehensive loss:
Net loss			(3,290)				(3,290)
Other comprehensive loss				(33)			(33)

Total comprehensive loss							(3,323)

Issuance of stock based incentive plan shares (17,675 shares)		178			(178)		—
Release of 20,447 stock based incentive plan shares					240		240
Tax benefits from stock based incentive plan shares released		34					34
Stock options exercised (40,138 shares)		2	(86)			459	375
Tax benefits from stock options exercised		54					54
Cash dividends declared ($.36 per share)			(806)				(806)

Balance at December 31, 2005	23	12,787	4,315	28	(289)	(783)	16,081

Reclassification of unearned stock based incentive plan shares upon adoption of SFAS 123R, Share Based Payment on January 1, 2006		(289)			289		—

Comprehensive loss:
Net loss			(37)				(37)
Other comprehensive loss				(53)			(53)

Total comprehensive loss							(90)

Issuance of common stock in public offering, net of offering costs of $1,542 (2,300,000 shares)	23	14,535					14,558
Release of 14,556 stock based incentive plan shares		166					166
Tax benefits from dividends on unvested stock based incentive plan shares		5					5
Cash dividends declared ($.36 per share)			(1,635)				(1,635)

Balance at December 31, 2006	$46	$27,204	$2,643	$(25)	$—	$(783)	$29,085

(See accompanying notes.)
page 22       |       CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	YEARS ENDED DECEMBER 31
	2006	2005	2004

Cash flows from operating activities
Net loss	$(37)	$(3,290)	$(1,662)
Adjustments to reconcile net loss to net cash provided by operating activities:
Provision for loan losses	820	674	646
Valuation (gain) loss on mortgage servicing rights	(17)	4	(36)
Depreciation	506	415	355
Amortization (accretion), net	(102)	42	184
Impairment loss on goodwill and intangibles	—	1,966	—
Net realized (gain) loss on sales of securities	5	—	55
Originations of loans held for sale	(44,033)	(55,356)	(22,825)
Proceeds from sale of loans held for sale	44,778	55,294	22,564
Net gain on sale of loans	(326)	(469)	(222)
Loss (gain) on disposal of premises and equip	(38)	3	(3)
Loss (gain) on sale of foreclosed assets	(15)	9	13
FHLB stock dividend	(157)	(186)	(152)
Stock based incentive plan expense	166	240	243
Net change in:
Bank owned life insurance	(115)	(130)	(145)
Deferred tax assets	(39)	(470)	(589)
Accrued interest receivable and other assets	(406)	(240)	86
Accrued interest payable and other liabilities	245	107	(42)

Net cash from operating activities	1,235	(1,387)	(1,530)

Cash flows from investing activities
Net decrease in interest bearing deposits	—	—	1,587
Available-for-sale securities:
Sales	4,395	1,435	15,191
Maturities, prepayments and calls	5,193	4,580	5,114
Purchases	(8,025)	(5,037)	(7,081)
Loan originations and payments, net	(48,644)	(26,158)	(45,900)
Loans purchased	(12,976)	(8,778)	(5,574)
Proceeds from redemption of FHLB stock	—	1,308	—
Additions to premises and equipment	(1,678)	(662)	(1,027)
Proceeds from the sale of premises and equipment	39	—	5
Proceeds from the sale of foreclosed assets	233	104	765
Net cash used in acquisition	—	—	(236)

Net cash from investing activities	(61,463)	(33,208)	(37,156)

(continued on next page.)
CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT       |      page 23

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	YEARS ENDED DECEMBER 31
	2006	2005	2004

Cash flows from financing activities
Net change in deposits	39,981	25,950	28,266
Net change in short-term borrowings from the Federal Home Loan Bank and other	8,525	(18,424)	22,417
Proceeds from Federal Home Loan Bank advances and other debt	5,000	—	12,270
Repayments on Federal Home Loan Bank advances and other debt	(4,000)	(2,000)	—
Net change in advances by borrowers for taxes and insurance	24	(208)	114
Cash dividends paid	(1,429)	(801)	(735)
Proceeds from exercise of stock options	—	375	412
Proceeds from issuance of common stock in public offering	14,558	—	—
Repurchase of common stock	—	—	(319)

Net cash from financing activities	62,659	4,892	62,425
Net change in cash and cash equivalents	2,431	(29,703)	23,739
Beginning cash and cash equivalents	2,972	32,675	8,936

Ending cash and cash equivalents	$5,403	$2,972	$32,675

Supplemental cash flow information:
Interest paid	$6,741	$3,657	$2,178
Income taxes paid	—	—	—

Supplemental noncash disclosures:
Transfers from loans to repossessed assets	$218	$—	$716
Securitization of single-family residential mortgage loans	—	18,497	—
Acquisition of Reserve Mortgage Services, Inc. through issuance of common stock	—	—	1,787

(See accompanying notes.)
page 24       |       CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations and Principles of Consolidation: The consolidated financial statements include Central Federal Corporation, its wholly-owned subsidiaries, CFBank and Ghent Road, Inc., and Reserve Mortgage Services, Inc. (Reserve), a wholly-owned subsidiary of CFBank from October 22, 2004 through May 12, 2005 at which time it was merged into CFBank, together referred to as “the Company”. Ghent Road, Inc. was formed in 2006 and owns property. Intercompany transactions and balances are eliminated in consolidation.
The Company provides financial services through its offices in Fairlawn, Columbus, Wellsville and Calcutta, Ohio and a residential mortgage loan origination office in Akron, Ohio. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, the customers’ ability to repay their loans is dependent on the real estate and general economic conditions in the areas.
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
Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.
Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.
Mortgage loans held for sale are generally sold with servicing rights released. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.
Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the levelyield method without anticipating prepayments.
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
All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT       |       page 25

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Purchased Loans: The Company purchases individual loans and groups of loans. Beginning in 2005, purchased loans that show evidence of credit deterioration since origination are recorded at the amount paid, such that there is no carryover of the seller’s allowance for loan losses. After acquisition, incurred losses are recognized by an increase in the allowance for loan losses.
Allowance for Loan Losses:The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.
The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.
A loan is impaired when full payment under the loan terms is not expected. Commercial, multi-family residential and commercial real estate loans over $500 are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance loans, such as consumer and single-family residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.
Servicing Rights:Servicing assets represent the allocated value of retained servicing rights on loans sold. Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates and then, secondarily, as to loan type and investor. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance, to the extent that fair value is less than the capitalized amount for a grouping.
Transfers of Financial Assets:Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.
Foreclosed Assets:Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs after acquisition are expensed.
Premises and Equipment:Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 3 to 40 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 2 to 25 years. Leasehold improvements are amortized over the lives of the respective leases.
Federal Home Loan Bank (FHLB) stock:CFBank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.
Bank Owned Life Insurance:The Company has purchased life insurance policies on certain directors and employees. Bank owned life insurance is recorded at its cash surrender value.
Goodwill and Other Intangible Assets:Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment, or more frequently if events or circumstances indicate the asset might be impaired, and any such impairment is recognized in the period identified. See Note 7 – Goodwill and Intangible Assets for information regarding the impairment loss recognized in 2005.
Other intangible assets consist of a noncompete agreement and prior owner intangible assets arising from the acquisition of Reserve. They are initially measured at fair value and then are amortized on the straight-line method over their estimated useful lives.
page 26      |       CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Long-term Assets:Premises and equipment, other intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value. See Note 7 – Goodwill and Intangible Assets for information regarding the impairment loss recognized in 2005.
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
Derivatives: Derivative financial instruments are recognized as assets or liabilities at fair value. The Company’s derivatives consist mainly of interest rate swap agreements, which are used as part of its asset liability management to help manage interest rate risk. The Company does not use derivatives for trading purposes.
The Company’s derivative transaction is considered an instrument with no hedging designation (“stand-alone derivative”). Changes in the fair value of the derivatives are reported currently in earnings, as noninterest income.
Mortgage Banking Derivatives: From time to time, the Company enters into rate lock commitments in the ordinary course of business. These derivatives are not designated as hedges and are carried at fair value. The net gain or loss on mortgage banking derivatives is included in gain on sale of loans.
Stock Based Compensation: Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), Share-based Payment, using the modified prospective transition method. Accordingly, the Company has recorded stock-based employee compensation cost using the fair value method starting in 2006. For 2006, adopting this standard had no effect on income before income taxes, net loss, basic and diluted loss per share, cash flow from operations or cash flows from financing related to stock options since there were no unvested options at January 1, 2006 and no options were granted during 2006. Future option grants will be accounted for in accordance with SFAS 123R.
Prior to January 1, 2006, employee compensation expense under stock options was reported using the intrinsic value method; therefore, no stock-based compensation cost is reflected in net income for the years ended December 31, 2005 and 2004, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant.
On June 23, 2005, the Board of Directors approved the accelerated vesting of all unvested stock options awarded prior to 2005 to eligible participants under the 1999 Stock Based Incentive Plan and the 2003 Equity Compensation Plan. As a result of the acceleration, unvested options granted in 2003 and 2004 to acquire 102,000 shares of the Company’s common stock, which otherwise would have vested on various dates thru January 16, 2008, became immediately exercisable. All other terms and conditions applicable to options granted under these plans, including the exercise prices and the number of shares subject to the accelerated options, were unchanged. No compensation expense was recognized in 2005 from the accelerated vesting of the stock options. The decision to accelerate the vesting of these options was related to the issuance of SFAS 123R and eliminated compensation expense related to these options of approximately $115 and $33 which would have been recognized in 2006 and 2007 in accordance with the new accounting standard. The total expense is reflected in the pro forma footnote disclosure below and, as a result of the acceleration of the vesting of these options, the Company had no unvested options at January 1, 2006.
CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT       |      page 27

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, for the years ending December 31.

	2005	2004

Net loss as reported	$(3,290)	$(1,662)
Deduct: Stock-based compensation expense determined under fair value based method	404	183

Pro forma net loss	$(3,694)	$(1,845)

Basic loss per share as reported	$(1.49)	$(0.82)
Pro forma basic loss per share	(1.68)	(0.91)
Diluted loss per share as reported	$(1.49)	$(0.82)
Pro forma diluted loss per share	(1.68)	(0.91)

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
Retirement Plans: Pension expense is the net of service and interest cost, return on plan assets and amortization of gains and losses not immediately recognized. See Adoption of New Accounting Standards for discussion of SFAS 158. Supplemental executive retirement plan expense allocates the benefits over years of service.
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
Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements. See Note 24 – Arbitration and Note 25 – Dispute Resolution.
Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements. These balances do not earn interest.
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
page 28       |      CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Adoption of New Accounting Standards:
Financial Accounting Standards Board (FASB)
Statement No. 158:
In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R). This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its balance sheet, beginning with year end 2006, and to recognize changes in the funded status in the year in which the changes occur through comprehensive income beginning in 2007. Additionally, defined benefit plan assets and obligations are to be measured as of the date of the employer’s fiscal year-end, starting in 2008. Adoption had no effect as the Company participates in a multi-employer pension plan.
Staff Accounting Bulletin (SAB) 108:
In September 2006, the Securities and Exchange Commission (SEC) released SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, which is effective for fiscal years ending on or after November 15, 2006. SAB 108 provides guidance on how the effects of prior-year uncorrected financial statement misstatements should be considered in quantifying a current year misstatement. SAB 108 requires public companies to quantify misstatements using both an income statement (rollover) and balance sheet (iron curtain) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. Adjustments considered immaterial in prior years under the method previously used, but now considered material under the dual approach required by SAB 108, are to be recorded upon initial adoption of SAB 108. The amount so recorded is shown as a cumulative effect adjustment is recorded in opening retained earnings as of January 1, 2006. The adoption of SAB 108 had no effect on the Company’s financial statements for the year ending December 31, 2006.
Effect of Newly Issued But Not Yet Effective Accounting Standards:
In February 2006, the FASB issued Statement No. 155, Accounting for Certain Hybrid Financial Instruments – an amendment to FASB Statements No. 133 and 140. This Statement permits fair value re-measurement for any hybrid financial instruments, clarifies which instruments are subject to the requirements of Statement No. 133, and establishes a requirement to evaluate interests in securitized financial assets and other items. The new standard is effective for financial assets acquired or issued after the beginning of the entity’s first fiscal year that begins after September 15, 2006. Management does not expect the adoption of this statement to have a material impact on its consolidated financial position or results of operations.
In March 2006, the FASB issued Statement No. 156, Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140. This Statement provides the following: 1) revised guidance on when a servicing asset and servicing liability should be recognized; 2) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; 3) permits an entity to elect to measure servicing assets and servicing liabilities at fair value each reporting date and report changes in fair value in earnings in the period in which the changes occur; 4) upon initial adoption, permits a onetime reclassification of available-for-sale securities to trading securities for securities which are identified as offsetting the entity’s exposure to changes in the fair value of servicing assets or liabilities that a servicer elects to subsequently measure at fair value; and 5) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional footnote disclosures. This standard is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006 with the effects of initial adoption being reported as a cumulative-effect adjustment to retained earnings. Management does not expect the adoption of this statement will have a material impact on its consolidated financial position or results of operations.
In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. The Company has not completed its evaluation of the impact of the adoption of this standard.
In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48), which prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has determined that the adoption of FIN 48 will not have a material effect on the financial statements.
CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT       |       page 29

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants’ employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue is effective for fiscal years beginning after December 15, 2007. The Company has determined that the adoption of EITF 06-4 will not have a material effect on the financial statements.
In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-5, Accounting for Purchases of Life Insurance – Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4 (Accounting for Purchases of Life Insurance). This issue requires that a policyholder consider contractual terms of a life insurance policy in determining the amount that could be realized under the insurance contract. It also requires that if the contract provides for a greater surrender value if all individual policies in a group are surrendered at the same time, that the surrender value be determined based on the assumption that policies will be surrendered on an individual basis. Lastly, the issue discusses whether the cash surrender value should be discounted when the policyholder is contractually limited in its ability to surrender a policy. This issue is effective for fiscal years beginning after December 15, 2006. The Company has not completed its evaluation of the impact of the adoption of this issue.
page 30       |       CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT

NOTE 2 — SECURITIES
The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

		GROSS	GROSS
	FAIR	UNREALIZED	UNREALIZED
	VALUE	GAINS	LOSSES

2006
Federal agency	$5,883	$—	$(122)
State and municipal	1,979	—	(35)
Mortgage-backed	21,464	251	(132)

Total	$29,326	$251	$(289)

2005
Federal agency	$5,838	$—	$(169)
State and municipal	1,987	—	(33)
Mortgage-backed	23,047	405	(161)

Total	$30,872	$405	$(363)

Sales of available for sale securities were as follows:

	2006	2005	2004
Proceeds	$4,395	$1,435	$15,191
Gross gains	—	—	41
Gross losses	(5)	—	(96)
The tax (benefit) provision related to these net realized gains and losses was ($2) and ($19), for the years ended 2006 and 2004, respectively.
CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT       |       page 31

NOTE 2 — SECURITIES (CONTINUED)
The fair value of debt securities at year-end 2006 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

AVAILABLE FOR SALE FAIR VALUE

Due in one year or less	$995
Due from one to five years	6,867
Mortgage-backed	21,464

Total	$29,326

Securities at year-end 2006 and 2005 with a carrying amount of $10,748 and $15,689 were pledged to secure Federal Home Loan Bank advances. Securities at year-end 2006 with a carrying amount of $350 were pledged to secure public deposits. At year-end 2006 and 2005, there were no holdings of securities of any one issuer, other than federal agencies, in an amount greater than 10% of shareholders’ equity.
Securities with unrealized losses at year-end 2006 and 2005, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

2006	LESS THAN 12 MONTHS		12 MONTHS OR MORE		TOTAL
DESCRIPTION OF SECURITIES	FAIR VALUE	UNREALIZED LOSS	FAIR VALUE	UNREALIZED LOSS	FAIR VALUE	UNREALIZED LOSS

Federal agency	$—	$—	$5,883	$(122)	$5,883	$(122)
State and municipal	—	—	1,979	(35)	1,979	(35)
Mortgage-backed	2,518	(8)	6,876	(124)	9,394	(132)

Total temporarily impaired	$2,518	$(8)	$14,738	$(281)	$17,256	$(289)

2005	LESS THAN 12 MONTHS		12 MONTHS OR MORE		TOTAL
DESCRIPTION OF SECURITIES	FAIR VALUE	UNREALIZED LOSS	FAIR VALUE	UNREALIZED LOSS	FAIR VALUE	UNREALIZED LOSS

Federal agency	$1,955	$(42)	$3,883	$(127)	$5,838	$(169)
State and municipal	1,987	(33)	—	—	1,987	(33)
Mortgage-backed	5,953	(79)	1,907	(82)	7,860	(161)

Total temporarily impaired	$9,895	$(154)	$5,790	$(209)	$15,685	$(363)

Unrealized losses on the above federal agency and mortgage-backed securities have not been recognized in income because the issuers of the bonds are all federal sponsored agencies and the decline in fair value is temporary and largely due to changes in market interest rates. The fair value is expected to recover as the bonds approach their maturity date and/or market rates decline.
Unrealized losses on state and municipal bonds have not been recognized in income because the bonds are of high credit quality (rated AAA), management has the intent and ability to hold for the foreseeable future and the decline in fair value is largely due to changes in interest rates. The fair value is expected to recover as the bonds approach maturity.
page 32      |      CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT

NOTE 3 — LOANS
Loans at year-end were as follows:

	2006	2005

Commercial	$31,913	$16,347
Real estate:
Single-family residential	30,209	23,627
Multi-family residential	47,247	30,206
Commercial	47,474	25,937
Consumer	30,246	29,540

Subtotal	187,089	125,657
Less: Net deferred loan fees	(285)	(136)
Allowance for loan losses	(2,109)	(1,495)

Loans, net	$184,695	$124,026

Real estate loans include $4,454 and $1,466 construction loans at year-end 2006 and 2005.
Activity in the allowance for loan losses was as follows:

	2006	2005	2004

Beginning balance	$1,495	$978	$415
Provision for loan losses	820	674	646
Loans charged-off	(302)	(255)	(117)
Recoveries	96	98	34

Ending balance	$2,109	$1,495	$978

Impaired loans are not material for any period presented.
Nonperforming loans were as follows:

	2006	2005

Loans past due over 90 days still on accrual	$—	$—
Nonaccrual loans	297	800

Nonperforming loans include both smaller balance single-family mortgage and consumer loans that are collectively evaluated for impairment and individually classified impaired loans. There were no nonperforming commercial, commercial real estate or multi-family loans at year-end 2006 or 2005.
CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT      |      page 33

NOTE 4 — LOAN SERVICING
Loans held for sale at year end are as follows:

	2006	2005

Loans held for sale	$2,000	$2,419
Less: Allowance to adjust to lower of cost or market	—	—

Loans held for sale, net	$2,000	$2,419

Mortgage loans serviced for others are not reported as assets. The principal balances of these loans at year end are as follows:

	2006	2005

Mortgage loans serviced for FHLMC	$30,923	$37,790

Custodial escrow balances maintained in connection with serviced loans were $438 and $482 at year-end 2006 and 2005.
Activity for capitalized mortgage servicing rights and the related valuation allowance follows:

	2006	2005	2004

Servicing rights, net of valuation allowance:
Beginning of period	$250	$208	$221
Additions	—	120	3
Amortized to expense	(66)	(74)	(52)
Provision for loss in fair value	17	(4)	36

End of period	$201	$250	$208

Valuation allowance:
Beginning of period	$24	$20	$56
Additions expensed	—	4	—
Reductions credited to expense	(17)	—	(36)

End of period	$7	$24	$20

The fair value of capitalized mortgage servicing rights was $306 and $314 at year-end 2006 and 2005. Fair value was determined using a 10% discount rate and prepayment speeds ranging from 143% to 960%, depending on the stratification of the specific right.
The weighted average amortization period is 4.3 years. Estimated amortization expense for each of the next five years:

2006	$53
2007	52
2008	50
2009	45
2010	8

page 34      |      CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT

NOTE 5 — SECURITIZATION
On June 30, 2005, the Company securitized single-family residential mortgage loans with an outstanding principal balance of $18.6 million, formerly held in its portfolio, with Freddie Mac. After the transaction, the Company continued to hold the securities and service the loans. The Company receives annual servicing fees of 0.25 percent of the outstanding balance and recorded a servicing asset related to this transaction of $120. Since the Company cannot de-securitize the securities to get back the loans, the securitization is not considered a sale or transfer under SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, but an exchange of loans for securities under SFAS No. 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise and SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities because the Company received the beneficial interest in the loans it transferred to Freddie Mac. As such, the mortgage-backed securities were recorded at the cost of the loans and were classified as “available for sale” with a $530,000 initial unrealized gain reported in other comprehensive income.
NOTE 6 — PREMISES AND EQUIPMENT
Year-end premises and equipment were as follows:

	2006	2005

Land and land improvements	$1,282	$127
Buildings	1,880	1,880
Furniture, fixtures and equipment	2,691	2,514
Leasehold improvements	487	484
Construction in process	338	—

	6,678	5,005
Less: accumulated depreciation	(2,573)	(2,071)

	$4,105	$2,934

The Company leases certain office properties. Rent expense was $348, $351, and $209 for 2006, 2005 and 2004. Rent commitments under noncancelable operating leases were as follows, before considering renewal options that generally are present.

2007	$217
2008	191
2009	193
2010	154
2011	157
Thereafter	364

Total	$1,276

The Company is a one-third owner of a limited liability company that owns and manages the office building at 2923 Smith Road, Fairlawn, Ohio 44333 where the Company’s headquarters and CFBank’s Fairlawn office are located. The Company entered into a 10 year lease with the limited liability company in March 2004 that calls for monthly payments of $11, increasing 2% annually for the life of the lease through March 2014. Total rent expense under this operating lease, including common area maintenance costs per the lease agreement, was $183, $171 and $114 in 2006, 2005 and 2004.
The former President of Reserve is a 100% owner of a company that owns and manages the office building at 1730 Akron-Peninsula Road, Akron, Ohio 44313 where CFBank’s mortgage services office is located. Lease agreements are for 5 year terms expiring at various times from May 2007 through December 2009, and call for monthly rental payments of $7, increasing 3% annually for the lives of the respective leases. Total rent expense was $80, $86 and $8 in 2006, 2005 and 2004.
CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT      |      page 35

NOTE 7 — GOODWILL AND INTANGIBLE ASSETS
Goodwill
Goodwill was related to the October 2004 acquisition of Reserve Mortgage Services, Inc., the Company’s mortgage services division. The acquisition of Reserve was expected to be immediately accretive to earnings however the mortgage services operation experienced losses rather than the expected profits. Management determined that the division would not achieve a sufficient level of performance to support the recorded goodwill and, as a result, a goodwill impairment loss of $1,749 was recorded in 2005. The fair value of the mortgage services segment was estimated using the expected present value of future cash flows in determining the impairment loss.
Acquired Intangible Assets
In association with the goodwill impairment loss, it was determined that the carrying amount of other intangible assets related to the Reserve acquisition was not recoverable and exceeded the fair value. An impairment loss of $217, the unamortized balance of other intangible assets, was recorded in 2005. Aggregate amortization expense was $82 and $21 for 2005 and 2004.
NOTE 8 — DEPOSITS
Time deposits of $100 or more were $44,591 and $25,802 at year-end 2006 and 2005.
Scheduled maturities of time deposits for the next five years were as follows.

2007	$77,332
2008	6,800
2009	4,245
2010	2,162
2011	6,420

$96,959

Time deposits included $30,454 and $13,024 in brokered deposits at year-end 2006 and 2005.
page 36      |      CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT

NOTE 9 – FEDERAL HOME LOAN BANK ADVANCES
At year-end, advances from the Federal Home Loan Bank were as follows:

	2006	2005

Maturity January 2007 at 5.18% floating rate	$21,250	$—
Maturity January 2006 at 4.33% floating rate	—	12,725
Maturities March 2007 thru June 2009, fixed at rates from 2.44% to 5.60%, averaging 4.16%	11,270	—
Maturities March 2006 thru September 2008, fixed at rates from 2.03% to 3.41%, averaging 2.91%	—	10,270

Total	$32,520	$22,995

The fixed rate advances are due in full at their maturity date, with a penalty if prepaid. Floating rate advances at year-end 2006 can be prepaid at any time with no penalty.
The advances were collateralized as follows:

	2006	2005

First mortgage loans under a blanket lien arrangement	$30,422	$23,308
Second mortgages	679	783
Multi-family mortgage loans	12,580	8,885
Home equity lines of credit	10,495	9,109
Commercial real estate loans	35,028	18,014
Securities	10,748	15,689

Total	$99,952	$75,788

Based on this collateral and the Company’s holdings of FHLB stock, the Company is eligible to borrow up to $51,406 at year-end 2006.
Payment information
Required payments over the next five years are:

2007	$25,520
2008	2,000
2009	5,000

Total	$32,520

CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT      |      page 37

NOTE 10 — OTHER BORROWINGS
The Company obtained a $5,000 line of credit with a commercial bank in 2006. Interest on the line is at the fed funds rate plus .63%. There was no outstanding balance at year-end 2006.
NOTE 11 — SUBORDINATED DEBENTURES
In December 2003, Central Federal Capital Trust I, a trust formed by the Company, closed a pooled private offering of 5,000 trust preferred securities with a liquidation amount of $1 per security. The Company issued $5,155 of subordinated debentures to the trust in exchange for ownership of all of the common security of the trust and the proceeds of the preferred securities sold by the trust. In accordance with FASB Interpretation 46R, the trust is not consolidated with the Company’s financial statements, but rather the subordinated debentures are shown as a liability. The Company’s investment in the common stock of the trust was $155 and is included in other assets.
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
The trust preferred securities and subordinated debentures have a variable rate of interest, reset quarterly, equal to the three month London Interbank Offered Rate (LIBOR) plus 2.85%, which was 8.16% at year-end 2006.
NOTE 12 — BENEFIT PLANS
Multi-employer pension plan: The Company participates in a multi-employer contributory trusteed pension plan. The retirement benefits to be provided by the plan were frozen as of June 30, 2003 and future employee participation in the plan was stopped. The plan was maintained for all eligible employees and the benefits were funded as accrued. The cost of funding was charged directly to operations. The unfunded liability at June 30, 2006 totaled $368. The Company’s contribution for the plan years ending June 30, 2007, June 30, 2006 and June 30, 2005, totaled $127, $90 and $66.
401(k) Plan: A 401(k) benefit plan allows employee contributions up to 90% of their compensation, which may be matched by the Company on a discretionary basis. There was no match in 2006, 2005 or 2004.
Salary Continuation Agreement: In 2004, the Company initiated a nonqualified salary continuation agreement for the Vice-Chairman of the Company. Benefits provided under the plan are unfunded, and payments will be made the by Company. Under the plan, the Company pays him, or his beneficiary, a benefit of $25 annually for 20 years, beginning the earlier of March 2008 or termination of his employment. The expense related to this plan totaled $73, $68 and $38 in 2006, 2005 and 2004. The accrual is included in accrued interest payable and other liabilities in the consolidated balance sheets and totaled $179 and $106 at year-end 2006 and 2005.
Life Insurance Benefits: The Company entered into agreements with certain employees, former employees and directors to provide life insurance benefits which are funded through life insurance policies purchased and owned by the Company. The expense related to these benefits totaled $16, $11 and $101 in 2006, 2005 and 2004. The accrual is included in accrued interest payable and other liabilities in the consolidated balance sheets and totaled $128 and $112 at year-end 2006 and 2005.
page 38      |      CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT

NOTE 13 — INCOME TAXES
Income tax expense (benefit) was as follows.

	2006	2005	2004

Current federal	$(5)	$93	$(283)
Deferred federal	(39)	(470)	(589)

Total	$(44)	$(377)	$(872)

Effective tax rates differ from federal statutory rate of 34% applied to loss before income taxes due to the following:

	2006	2005	2004

Federal statutory rate times financial statement loss	$(28)	$(1,247)	$(861)
Effect of:
Bank owned life insurance income	(39)	(44)	(49)
Goodwill impairment	—	595	—
FHLB stock redemption	—	344	—
Other	23	(25)	38
	$(44)	$(377)	$(872)

Effective tax rate	-54.3%	-10.3%	-34.4%

In December 2005, a redemption of $1,300 in FHLB stock resulted in a $1,000 gain for tax purposes which utilized a portion of the Company’s net operating loss carryforward. The stock redemption resulted in no gain for book purposes but did result in the recognition of federal income tax expense of $344. The federal income tax charge was a non-cash, non-recurring expense reflecting the tax liability associated with FHLB stock dividends received from 1978 through 1997 which reduced the basis of the shares redeemed for which no deferred tax liability had been established.
CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT      |      page 39

NOTE 13 — INCOME TAXES (CONTINUED)
Year-end deferred tax assets and liabilities were due to the following.

	2006	2005

Deferred tax assets:
Allowance for loan losses	$717	$508
Deferred loan fees	126	107
Post-retirement death benefits	44	38
Deferred compensation	61	36
Nonaccrual interest	14	17
Accrued stock awards	77	84
Net operating loss	1,830	2,122
Unrealized loss on securities available for sale	13	—
Other	30	21

	2,912	2,933

Deferred tax liabilities:
Depreciation	162	299
FHLB stock dividend	547	493
Mortgage servicing rights	68	85
Prepaid expenses	36	30
Unrealized gain on securities available for sale	—	14
Other	55	34

	868	955

Net deferred tax asset	$2,044	$1,978

Federal income tax laws provided additional bad debt deductions through 1987, totaling $2,250. Accounting standards do not require a deferred tax liability to be recorded on this amount, which otherwise would total $765 at year-end 2006. If CFBank were liquidated or otherwise ceases to be a bank or if tax laws were to change, this amount would be expensed.
No valuation allowance has been recorded against the deferred tax asset for net operating losses because the benefit is more likely than not to be realized. Net operating losses totaling $2,244, $2,707 and $431 expire in 2023, 2024 and 2025, respectively.
NOTE 14 — RELATED PARTY TRANSACTIONS
Loans to principal officers, directors, and their affiliates during 2006 were as follows.

Beginning balance	$5
New loans	1,395
Repayments	(56)

Ending balance	$1,344

Deposits from principal officers, directors, and their affiliates at year-end 2006 and 2005 were $1,640 and $1,808.
page 40      |      CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT

NOTE 15 — STOCK — BASED COMPENSATION
The Company has two share based compensation plans as described below. Total compensation cost that has been charged against income for those plans was $166, $240, and $243 for 2006, 2005 and 2004. The total income tax benefit was $56, $82, and $83.
Stock-based incentive plans (SBIP) provide for stock option grants and restricted stock awards to directors, officers and employees. The 1999 Stock-based Incentive Plan was approved by shareholders on July 13, 1999. The plan provided 193,887 shares for stock option grants and 77,554 shares for restricted stock awards. The 2003 Equity Compensation Plan was ratified by shareholders on April 23, 2003 and provided an aggregate of 100,000 shares for stock option grants and restricted stock awards, including up to a maximum of 30,000 shares for restricted stock awards. An amendment and restatement of the 2003 Equity Compensation Plan was approved by stockholders on April 20, 2004 to provide an additional 100,000 shares of Company stock for stock option grants and restricted stock awards, including up to a maximum of 30,000 shares for restricted stock awards. A second amendment and restatement of the 2003 Equity Compensation Plan was approved by stockholders on May 20, 2005 to provide an additional 100,000 shares of Company stock for stock option grants and restricted stock awards, including up to a maximum of 30,000 shares for restricted stock awards.
Stock Options:
The Plans permit the grant of share options to directors, officers and employees for up to 493,887 shares of common stock. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards are granted with an exercise price equal to the market price of the Company’s common stock at the date of grant; those option awards generally have vesting periods ranging from 3 to 5 years and have 10-year contractual terms.
The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company’s common stock. The Company uses historical data to estimate option exercise and post-vesting termination behavior. (Employee and management options are tracked separately.) The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.
The fair value of options granted was determined using the following weighted-average assumptions as of grant date. There were no options granted in 2006.

	2005	2004

Risk-free interest rate	3.85%	3.26%
Expected term (years)	6.0	6.0
Expected stock price volatility	27%	24%
Dividend yield	3.46%	2.86%

A summary of the stock option activity in the plans for 2006 follows:

	2006
		WEIGHTED	WEIGHTED AVERAGE
		AVERAGE EXERCISE	REMAINING CONTRACTUAL	INTRINSIC
	SHARES	PRICE	TERM (YEARS)	VALUE

Outstanding at beginning of year	290,872	$11.32	7.4	—
Granted	—	—
Exercised	—	—
Forfeited or expired	(17,600)	12.84

Outstanding at end of year	273,272	$11.23	6.7	$—
Exercisable at end of year	273,272	$11.23	6.7	$—

CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT      |      page 41

NOTE 15 — STOCK — BASED COMPENSATION (CONTINUED)
Information related to stock options during each year follows:

	2006	2005	2004

Intrinsic value of options exercised	$—	$157	$141
Cash received from option exercises	—	375	413
Related tax benefit realized from option exercises	—	54	48
Weighted average fair value of options granted	—	2.27	2.53

As of December 31, 2006, there was no unrecognized compensation cost related to nonvested stock options since all shares were vested.
Restricted Stock Awards:
The Plans permit the grant of restricted stock awards to directors, officers and employees. Compensation expense is recognized over the vesting period of the shares based on the market value of the shares at issue date. Shares issuable under the plans totaled 31,450 at year-end 2006, no shares were issued in 2006 and 20,000 shares were issued in 2005.
A summary of changes in the Company’s nonvested shares for the year follows:

	2006
		Weighted Average
	Shares	Grant-Date Fair Value

Nonvested shares outstanding at beginning of year	45,827	$11.48
Granted	—	—
Vested	(16,275)	11.68
Forfeited	—	—

Nonvested shares outstanding at end of year	29,552	$11.36

As of December 31, 2006, there was $110 of total unrecognized compensation cost related to nonvested shares granted under the plans. The cost is expected to be recognized over a weighted-average period of 1.2 years. The total fair value of shares vested during the years ended December 31, 2006, 2005 and 2004 was $123, $140 and $221.
page 42      |      CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT

NOTE 16 — CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS
CFBank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.
Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, under-capitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2006 and 2005, the most recent regulatory notifications categorized CFBank as well capitalized under the regulatory framework for prompt corrective action. In January 2006, the holding company contributed $10.4 million in additional capital to CFBank. There are no conditions or events since that notification that management believes have changed the institution’s category.
Actual and required capital amounts and ratios are presented below at year-end.

					TO BE WELL-CAPITALIZED UNDER
	ACTUAL		FOR CAPITAL ADEQUACY PURPOSES		PROMPT CORRECTIVE ACTION REGULATIONS

	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO

2006
Total Capital to risk weighted assets	$24,972	12.6%	$15,915	8.0%	$19,894	10.0%
Tier 1 (Core) Capital to risk weighted assets	22,863	11.5%	7,958	4.0%	11,936	6.0%
Tier 1 (Core) Capital to adjusted assets	22,863	9.8%	9,342	4.0%	11,678	5.0%
Tangible Capital (to adjusted total assets)	22,863	9.8%	3,503	1.5%	N/A	N/A

2005
Total Capital to risk weighted assets	$13,212	10.1%	$10,454	8.0%	$13,067	10.0%
Tier 1 (Core) Capital to risk weighted assets	11,717	9.0%	5,227	4.0%	7,840	6.0%
Tier 1 (Core) Capital to adjusted assets	11,717	6.9%	6,811	4.0%	8,514	5.0%
Tangible Capital (to adjusted total assets)	11,717	6.9%	2,554	1.5%	N/A	N/A

The Qualified Thrift Lender test requires at least 65% of assets be maintained in housing-related finance and other specified areas. If this test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or the Bank must convert to a commercial bank charter. Management believes that this test is met.
CFBank converted from a mutual to a stock institution, and a “liquidation account” was established at $14,300, which was net worth reported in the conversion prospectus. Eligible depositors who have maintained their accounts, less annual reductions to the extent they have reduced their deposits, would receive a distribution from this account if CFBank liquidated. Dividends may not reduce shareholders’ equity below the required liquidation account balance.
The holding company’s principal source of funds for dividend payments is dividends received from CFBank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year’s net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above. At year-end 2006, no amount is available to pay dividends to the holding company without prior approval from the Office of Thrift Supervision (OTS).
CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT      |      page 43

NOTE 17 — INTEREST RATE SWAPS
The Company utilizes interest rate swap agreements as part of its asset liability management strategy to help manage its interest rate risk position. The notional amount of the interest rate swaps does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest rate swap agreements.
In August 2006, the Company entered into an interest rate swap with an initial notional amount of $1,100. The objective of the interest rate swap was to protect the related fixed rate commercial real estate loan from changes in fair value due to changes in interest rates.
The loan agreement contains a yield maintenance clause which will be invoked in the event of prepayment of the loan and is expected to exactly offset the unwind value of the swap. The yield maintenance clause is an embedded derivative which is bifurcated from the host loan contract in accordance with SFAS No. 133, “Accounting for Derivatives and Hedging Activities”, and, as such, the swap and embedded derivative are not designated as hedges under SFAS 133. Accordingly, both instruments are carried at fair value and changes in fair value are reported in current period earnings. The change in the fair value of the interest rate swap, which was ($32) for the 2006, was offset by a $32 increase in fair value of the embedded derivative and resulted in no impact on income.
At December 31, 2006, summary information about this interest rate swap is as follows:

Notional amount	$1,092
Weighted average pay rate	5.48%
Weighted average receive rate	5.32%
Weighted average maturity (years)	9.7

Fair value of interest rate swap	$(32)

The fair value of the interest rate swap at December 31, 2006 is reflected in accrued interest payable other liabilities with a corresponding charge to income recorded as a reduction of other noninterest income. The value of the yield maintenance clause is reflected in accrued interest receivable and other assets with a corresponding increase in other noninterest income.
page 44      |      CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT

NOTE 18 — LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES
Some financial instruments, such as loan commitments, credit lines and letters of credit are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.
The contractual amount of financial instruments with off-balance-sheet risk at year-end were as follows.

	2006		2005

	FIXED RATE	VARIABLE RATE	FIXED RATE	VARIABLE RATE

Commitments to make loans	$3,476	$4,845	$3,400	$3,912
Unused lines of credit	76	23,921	905	16,846
Standby letters of credit	55	—	—	20

Commitments to make loans are generally made for periods of 60 days or less, except for construction loan commitments, which are typically for a period of one year, and loans under a specific drawdown schedule, which are based on the individual contracts. The fixed rate loan commitments have interest rates ranging from 6.13% to 8.65% at December 31, 2006 and 6.50% to 8.75% at December 31, 2005 with maturities ranging from 3 to 30 years.
CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT      |      page 45

NOTE 19 — FAIR VALUES OF FINANCIAL INSTRUMENTS
Carrying amounts and estimated fair values of financial instruments were as follows at year-end.

	2006		2005

	CARRYING	FAIR	CARRYING	FAIR
	AMOUNT	VALUE	AMOUNT	VALUE

Financial assets
Cash and cash equivalents	$5,403	$5,403	$2,972	$2,972
Securities available for sale	29,326	29,326	30,872	30,872
Loans held for sale	2,000	2,000	2,419	2,419
Loans, net	184,695	185,795	124,026	125,343
Federal Home Loan Bank stock	2,813	2,813	2,656	2,656
Accrued interest receivable	1,119	1,119	845	845
Yield maintenance clause (embedded derivative)	32	32	—	—

Financial liabilities
Deposits	(167,591)	(167,953)	(127,588)	(127,935)
Federal Home Loan Bank advances	(32,520)	(32,479)	(22,995)	(22,756)
Subordinated debentures	(5,155)	(5,155)	(5,155)	(5,155)
Accrued interest payable	(239)	(239)	(90)	(90)
Interest rate swaps	(32)	(32)	—	—

The methods and assumptions used to estimate fair value are described as follows.
Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements. The fair value of interest rate swaps and yield maintenance clause is based on market prices or dealer quotes.
NOTE 20 — BUSINESS COMBINATION
On October 22, 2004, the Company acquired 100% of the outstanding common stock of RJO Financial Services, Inc., doing business as Reserve Mortgage Services (Reserve), an Akron, Ohio based company licensed as a mortgage banker in Ohio, Florida and Georgia. Reserve’s name changed to Reserve Mortgage Services, Inc. and it became an operating subsidiary of CFBank on the date of the acquisition. It was subsequently merged into CFBank on May 12, 2005. Operating results of Reserve are included in the consolidated financial statements since the date of the acquisition.
The aggregate purchase price was $2,206, including $419 in cash and $1,787 in common stock. The value of the 127,077 common shares issued was determined based on the average market price over the week before and after the terms of the acquisition were agreed to and announced.
The purchase price resulted in goodwill of $1,749, a noncompete agreement of $25 and prior owner intangible of $295. See Note 7 – Goodwill and Intangible Assets for information regarding the impairment loss recognized in 2005. Prior to recognition of the impairment loss, the noncompete agreement was amortized over its one year term and the prior owner intangible was amortized over 3 years, using the straight-line method for book and tax purposes. Goodwill was not amortized but instead evaluated for impairment. Goodwill is not deductible for tax purposes.
page 46      |      CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT

\

NOTE 21 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
Condensed financial information of Central Federal Corporation follows.
CONDENSED BALANCE SHEETS

DECEMBER 31	2006	2005

Assets
Cash and cash equivalents	$9,298	$6,989
Investment in banking subsidiary	23,944	13,009
Investment in and advances to other subsidiaries	512	319
Other assets	924	1,142

Total assets	$34,678	$21,459

Liabilities and equity
Subordinated debentures	$5,155	$5,155
Accrued expenses and other liabilities	438	223
Shareholders’ equity	29,085	16,081

Total liabilities and shareholders’ equity	$34,678	$21,459

CONDENSED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31	2006	2005	2004

Interest expense	$416	$321	$225
Other expense	303	308	306

Loss before income tax and undistributed subsidiaries’ operations	(719)	(629)	(531)
Income tax benefit	232	239	143
Effect of subsidiaries’ operations	450	(2,900)	(1,274)

Net loss	$(37)	$(3,290)	$(1,662)

CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT      |     page 47

NOTE 21 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)
CONDENSED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31	2006	2005	2004

Cash flows from operating activities
Net loss	$(37)	$(3,290)	$(1,662)
Adjustments:
Effect of subsidiaries’ operations	(450)	2,900	1,274
Change in other assets and other liabilities	(175)	(716)	296

Net cash from operating activities	(662)	(1,106)	(92)

Cash flows from investing activities
Investments in banking subsidiary	(10,000)	—	—
Investments in subsidiaries	(158)	17	—

Net cash from investing activities	(10,158)	17	—

Cash flows from financing activities
Proceeds from common stock issued in public offering	14,558	—	—
Proceeds from exercise of stock options	—	375	412
Purchase of treasury stock	—	—	(319)
Dividends paid	(1,429)	(801)	(735)

Net cash from financing activities	13,129	(426)	(642)

Net change in cash and cash equivalents	2,309	(1,515)	(734)
Beginning cash and cash equivalents	6,989	8,504	9,238

Ending cash and cash equivalents	$9,298	$6,989	$8,504

page 48      |     CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT

NOTE 22 — EARNINGS PER SHARE
The factors used in the earnings per share computation follow.

	2006	2005	2004

Basic
Net loss	$(37)	$(3,290)	$(1,662)

Weighted average common shares outstanding	4,452,119	2,203,623	2,033,376

Basic loss per common share	$(0.01)	$(1.49)	$(0.82)

Diluted
Net loss	$(37)	$(3,290)	$(1,662)

Weighted average common shares outstanding for basic loss per share	4,452,119	2,203,623	2,033,376
Add: Dilutive effects of assumed exercises of stock options and stock based incentive plan shares	—	—	—

Average shares and dilutive potential common shares	4,452,119	2,203,623	2,033,376

Diluted loss per common share	$(0.01)	$(1.49)	$(0.82)

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

	2006	2005	2004

Stock options	277,655	270,131	263,400

Stock based incentive plan shares	15,401	29,366	33,313

CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT     |      page 49

NOTE 23 — SEGMENT INFORMATION
The reportable segments are determined by the products and services offered, primarily distinguished between banking and mortgage banking operations. Loans, securities, deposits and servicing fees provide the revenues in the banking operation, and single-family residential mortgage loan sales provide the revenues in mortgage banking. All operations are domestic.
Prior to the Company’s acquisition of Reserve in October 2004, mortgage banking operations were performed by CFBank. While the chief decision-makers monitored the revenue streams of the various products and services prior to 2005, the identifiable segments were not material and operations were managed and financial performance was evaluated on a Company-wide basis. Accordingly, all of the financial service operations were considered by management to be aggregated in one reportable operating segment. As such, no segment information is included for 2004.
The accounting policies used are the same as those described in the summary of significant accounting policies. Segment performance is evaluated using net income. Goodwill was allocated to mortgage banking. Income taxes are allocated and transactions among segments are made at fair value. Information reported internally for performance assessment follows: Parent and Other includes activities that are not directly attributed to the reportable segments, and is comprised of the Parent Company and elimination entries between all segments.

	BANKING	MORTGAGE BANKING	PARENT AND OTHER	CONSOLIDATED TOTAL

2006
Net interest income (expense)	$7,090	$91	$(416)	$6,765
Provision for loan losses	(820)	—	—	(820)
Net gain (loss) on sales of loans	(90)	416	—	326
Other revenue	471	(4)	30	497
Depreciation and amortization	(399)	(107)	—	(506)
Other expense	(5,480)	(565)	(298)	(6,343)

Income (loss) before income tax	772	(169)	(684)	(81)
Income tax expense (benefit)	245	(57)	(232)	(44)

Net income (loss)	$527	$(112)	$(452)	$(37)

December 31, 2006
Segment assets	$232,074	$2,518	$1,436	$236,028

2005
Net interest income (expense)	$5,266	$23	$(321)	$4,968
Provision for loan losses	(674)	—	—	(674)
Net gain (loss) on sales of loans	(19)	488	—	469
Other revenue	364	—	33	397
Impairment loss on goodwill and intangibles	—	(1,966)	—	(1,966)
Depreciation and amortization	(394)	(103)	—	(497)
Other expense	(5,334)	(728)	(302)	(6,364)

Loss before income tax	(791)	(2,286)	(590)	(3,667)
Income tax expense (benefit)	44	(182)	(239)	(377)

Net loss	$(835)	$(2,104)	$(351)	$(3,290)

December 31, 2005
Segment assets	$168,973	$2,589	$1,459	$173,021

page 50     |     CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT

NOTE 24 — ARBITRATION
In December 2005, CFBank terminated the President of Reserve. The former President filed a request for arbitration against CFBank and contends that CFBank owes him $600 for breaching an employment agreement between him and CFBank by discharging him without just cause. CFBank responded by denying that it breached the employment agreement in that CFBank had just cause to discharge him for flagrant misconduct and malfeasance, alleging causes of action for breach of contract, breach of fiduciary duty, and breach of duty of loyalty. The arbitration is in the discovery stage and an outcome cannot be determined at this time. An arbitration hearing is scheduled for March 2007.
NOTE 25 — DISPUTE RESOLUTION
In June 2005, CFBank executed an agreement with Kaleidico LLC for creation of a residential mortgage lead generation interface system. CFBank maintains that it owns the intellectual property developed under the contract. CFBank, further maintaining that the system developed under the contract by Kaleidico is functionally inadequate, seeks the return of the intellectual property.
Kaleidico resists CFBank’s ownership claim. The contract between CFBank and Kaleidico calls for dispute resolution through arbitration, although CFBank is first attempting to schedule informal resolution through meetings with Kaleidico. An outcome cannot be determined at this time.
CENTRAL FEDERAL CORPORATION 2006 ANNUAL REPORT     |     page 51

BOARD OF DIRECTORS AND OFFICERS
CENTRAL FEDERAL
CORPORATION AND
CFBANK BOARD OF
DIRECTORS
Mark S. Allio
Chairman, President and
Chief Executive Officer
Central Federal Corporation
Chairman and Chief
Executive Officer CFBank
David C. Vernon
Vice-Chairman Central
Federal Corporation and
CFBank
Jeffrey W. Aldrich
Former President
Sterling China Co.
Thomas P. Ash
Director of Governmental
Relations
Buckeye Association of
School Administrators
William R. Downing
President, R.H. Downing Inc.
Gerry W. Grace
Former President
Grace Services, Inc.
Jerry F. Whitmer, Esq.
Of Counsel, Brouse
McDowell
CENTRAL FEDERAL
CORPORATION
OFFICERS
Mark S. Allio
Chairman, President and
Chief Executive Officer
David C. Vernon
Vice-Chairman
Eloise L. Mackus, Esq.
Senior Vice President,
General Counsel and
Secretary
Therese A. Liutkus, CPA
Treasurer and Chief
Financial Officer
Laura L. Martin
Assistant Secretary
CFBANK COLUMBUS
DEVELOPMENT
BOARD
James J. Chester
Partner, Chester Willcox
and Saxbe, LLP
R. Parker MacDonell
President, Columbus
Region
CFBank
John L. Mead
Owner
The Turtle Golf Club
Douglas S. Morgan
Managing Partner,
Columbus Office
Calfee, Halter and
Griswold, LLP
Louis A. Nobile, Jr.
Former President
Bank One Lima
Robert F. Parsons
Director of Development
and Marketing Communities
in Schools, Columbus Inc.
Steven J. Yakubov
Interventional Cardiologist
Mid Ohio Cardiology and
Vascular Consultant
CFBANK EXECUTIVE
OFFICERS
Mark S. Allio
Chairman and Chief
Executive Officer
David C. Vernon
Vice-Chairman
Raymond E. Heh
President and Chief
Operating Officer
R. Parker MacDonell
President, Columbus Region
Eloise L. Mackus, Esq.
Senior Vice President,
General Counsel and
Secretary
Therese A. Liutkus, CPA
Treasurer and Chief
Financial Officer
William R. Reed
Senior Credit Officer
CFBANK
COLUMBIANA COUNTY
DEVELOPMENT BOARD
Chuck R. Blasdel
Political/Government
Consultant
Richard D. Cronin
President and Chief
Executive Officer
NCS Envelope Service
James J. Sabatini II
Trustee
St. Clair Township
Co-Owner
Sabatini Shoes
James V. Saracco
Village Administrator
Village of Wellsville
Diana M. Spencer
Assistant Vice President
and Regional Manager,
Columbiana County
CFBank
Penny J. Traina
Commissioner
Columbiana County
CFBANK OFFICE LOCATIONS
CALCUTTA, OH
49028 Foulks Drive
Calcutta, Ohio 43920
330-385-4323
COLUMBUS, OH
(moving June 2007)
4249 Easton Way
Suite 125
Columbus, Ohio 43219
614-334-7979
WORTHINGTON, OH
(opening June 2007)
7000 North High Street
Worthington, Ohio 43085
614-334-7979
FAIRLAWN, OH
2923 Smith Road
Fairlawn, Ohio 44333
330-666-7979
WELLSVILLE, OH
601 Main Street
Wellsville, Ohio 43968
330-532-1517
CORPORATE DATA
ANNUAL REPORT
A copy of the Annual Report on Form 10-KSB filed with the Securities and Exchange Commission will be available March 30, 2007 without charge upon written request to:
Therese A. Liutkus, CPA
Treasurer and Chief Financial Officer
Central Federal Corporation
2923 Smith Road
Fairlawn, Ohio 44333
Phone: 330-576-1209
Fax: 330-666-7959
Email: TerriLiutkus@cfbankmail.com
ANNUAL MEETING
The Annual Meeting of Shareholders of Central Federal Corporation will be held at 10 am on Thursday, May 17, 2007 at the Fairlawn Country Club, 200 North Wheaton Road, Fairlawn, Ohio.
SHAREHOLDER SERVICES
Registrar and Transfer Company serves as transfer agent for Central Federal Corporation shares. Communications regarding change of address, transfer of shares or lost certificates should be sent to:
Registrar & Transfer Company
10 Commerce Drive, Cranford, New Jersey 07016
Phone: 800-368-5948

page 52 |	Printed on recycled paper