Form 10-K, Exhibit 13
period 2007-12-31
CENTRAL FEDERAL CORP
filed 2008-03-27
CIK 1070680

Exhibit 13.1
Annual Report to Security Holders for the Fiscal Year ended December 31, 2007

TABLE OF CONTENTS

3	MESSAGE TO SHAREHOLDERS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
4	Selected Financial and Other Data
6	Forward-Looking Statements
6	General
7	Management Strategy
8	Financial Condition
9	Comparison of Results of Operations for 2007 and 2006
11	Comparison of Results of Operations for 2006 and 2005
15	Quantitative and Qualitative Disclosures about Market Risk
16	Liquidity and Capital Resources
16	Impact of Inflation
16	Critical Accounting Policies
17	Market Prices and Dividends Declared

FINANCIAL STATEMENTS
18	Management’s Report on Internal Control Over Financial Reporting
19	Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements
20	Consolidated Financial Statements
26	Notes to Consolidated Financial Statements

52	BOARD OF DIRECTORS

52	OFFICERS

52	CFBANK OFFICE LOCATIONS

CORPORATE DATA
52	Annual Report
52	Annual Meeting
52	Shareholder Services
  |  page 1

page 2  |

MESSAGE TO SHARE HOLDERS
Dear Fellow Shareholders,
2007 was a year of economic turbulence caused by an inverted yield curve, a meltdown in the residential housing markets, and a near collapse of the credit markets which resulted in a loss of confidence by consumers and investors. All financial institutions felt the effect on their day-to-day operations with increased volatility of their stock and a downward trend of valuations. These results occurred regardless of the individual performance of a company and the actual financial results that occurred.
The Company opened 2007 with a stock price of $7.36 per share and ended the year at $3.86 per share. As a shareholder, I am extremely disappointed in our stock’s performance because it does not reflect the substantial progress we have made toward creating long term value for our shareholders, customers and the communities we serve. Our balance sheet and income statement were stronger at the end of 2007. Total assets grew by 18% when many banks and savings and loans were shrinking or maintaining a zero growth mentality. Net income from our banking segment increased 80% in 2007.
Asset quality remained strong during the year. Nonperforming loans were only .21% of total loans at year end, and we had net recoveries on bad debts for the year. We continue to provide for potential losses and added $539 thousand in provision for loan losses for the year. Since we began the change in our business plan in 2003, we have yet to incur a loss from a commercial loan. While it is unrealistic to believe we will never incur a loss, you can be assured that your management team continues to focus on the credit quality of our portfolio. Further, we have no subprime mortgage exposure.
Some of our other business highlights include:
•	28% growth in gross interest income

•	14% growth in net interest income

•	37.6% growth in commercial, commercial real estate and multi-family loans
Our business model is built on a foundation of strong relationships with our clients, providing an advisory business banking experience for them, and executing to provide solutions at a speed which exceeds our client expectations.
Our continued focus on building relationships, keeping a watchful eye on credit quality, maintaining a strong stewardship with resources, and focusing our attention on profitable growth will provide a formula for creating financial value for our stockholders.
While we cannot control the market’s perception of our stock or our industry, we can control our actions and decision-making, both of which we believe will create enhanced financial performance for the long term.
We look forward to 2008 and the continued opportunity to build a community-minded and focused financial institution. Thank you for your support.

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

SELECTED FINANCIAL CONDITION DATA:
(DOLLARS IN THOUSANDS)	AT DECEMBER 31,

	2007	2006	2005	2004	2003

Total assets	$279,582	$236,028	$173,021	$171,005	$107,011
Cash and cash equivalents	3,894	5,403	2,972	32,675	8,936
Securities available for sale	28,398	29,326	30,872	13,508	27,126
Loans held for sale	457	2,000	2,419	1,888	106
Loans, net (1)	230,475	184,695	124,026	108,149	58,024
Allowance for loan losses	2,684	2,109	1,495	978	415
Nonperforming assets	574	297	800	418	934
Foreclosed assets	86	—	—	132	193
Goodwill	—	—	—	1,749	—
Other intangible assets	—	—	—	299	—
Deposits	194,308	167,591	127,588	101,624	73,358
FHLB advances	49,450	32,520	22,995	41,170	7,500
Other borrowings	—	—	—	2,249	—
Subordinated debentures	5,155	5,155	5,155	5,155	5,155
Total shareholders’ equity	27,379	29,085	16,081	19,507	19,856

SUMMARY OF OPERATIONS:
(DOLLARS IN THOUSANDS)	FOR THE YEAR ENDED DECEMBER 31,

	2007	2006	2005	2004	2003

Total interest income	$17,523	$13,654	$8,691	$6,144	$5,435
Total interest expense	9,795	6,889	3,723	2,149	3,521

Net interest income	7,728	6,765	4,968	3,995	1,914
Provision for loan losses	539	820	674	646	102

Net interest income after provision for loan losses	7,189	5,945	4,294	3,349	1,812
Noninterest income:
Net gain (loss) on sale of securities	—	(5)	—	(55)	42
Other	728	828	866	592	714

Total noninterest income	728	823	866	537	756
Impairment loss on goodwill and intangibles	—	—	1,966	—	—
Noninterest expense	7,997	6,849	6,861	6,420	5,930

Loss before income taxes	(80)	(81)	(3,667)	(2,534)	(3,362)
Income tax benefit	(63)	(44)	(377)	(872)	(988)

Net loss	$(17)	$(37)	$(3,290)	$(1,662)	$(2,374)

(See footnotes on next page)
page 4  |  CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT

SELECTED FINANCIAL RATIOS AND OTHER DATA:

	AT OR FOR THE YEAR ENDED DECEMBER 31,

	2007	2006	2005	2004	2003

Performance Ratios: (2) (11)
Return on average assets	(.01%)	(.02%)	(2.02%)	(1.23%)	(2.19%)
Return on average equity	(0.06%)	(.12%)	(17.71%)	(8.60%)	(12.34%)
Average yield on interest-earning assets (3)	7.23%	6.84%	5.87%	5.03%	5.62%
Average rate paid on interest-bearing liabilities	4.50%	4.00%	2.75%	1.93%	2.63%
Average interest rate spread (4)	2.73%	2.84%	3.12%	3.10%	2.99%
Net interest margin, fully taxable equivalent (5) (10)	3.19%	3.39%	3.35%	3.27%	3.28%
Interest-earning assets to interest-bearing liabilities	111.47%	115.83%	109.46%	109.82%	113.38%
Efficiency ratio (6)	94.57%	90.20%	151.30%	139.96%	225.65%
Noninterest expense to average assets	3.08%	3.20%	5.43%	4.74%	5.47%

Capital Ratios: (2)
Equity to total assets at end of period	9.79%	12.32%	9.29%	11.41%	18.56%
Average equity to average assets	10.81%	13.89%	11.43%	14.26%	17.76%
Tangible capital ratio (9)	8.50%	9.80%	6.90%	8.10%	13.90%
Core capital ratio (9)	8.50%	9.80%	6.90%	8.10%	13.90%
Risk-based capital ratio (9)	11.00%	12.60%	10.10%	12.20%	21.60%

Asset Quality Ratios: (2)
Nonperforming loans to total loans (7)	0.21%	0.16%	0.64%	0.26%	1.28%
Nonperforming assets to total assets (8)	0.21%	0.13%	0.46%	0.24%	0.87%
Allowance for loan losses to total loans	1.15%	1.13%	1.19%	0.90%	0.71%
Allowance for loan losses to nonperforming loans (7)	550.00%	710.10%	186.88%	341.96%	56.01%
Net charge-offs (recoveries) to average loans	(0.02%)	0.13%	0.14%	0.10%	0.08%

Per Share Data:
Basic earnings (loss) per share	$—	$(0.01)	$(1.49)	$(0.82)	$(1.31)
Diluted earnings (loss) per share	—	(0.01)	(1.49)	(0.82)	(1.31)
Dividends declared	0.28	0.36	0.36	0.36	0.36
Tangible book value per share at end of period	6.17	6.40	7.17	7.99	9.81

(1)	Loans, net represents gross loans receivable net of the allowance for loan losses, loans in process and deferred loan origination fees.

(2)	Asset quality ratios and capital ratios are end-of-period ratios. All other ratios are based on average monthly balances during the indicated periods.

(3)	Calculations of yield are presented on a taxable equivalent basis using the federal income tax rate of 34%.

(4)	The average interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.

(5)	The net interest margin represents net interest income as a percent of average interest-earning assets.

(6)	The efficiency ratio equals noninterest expense divided by net interest income plus noninterest income (excluding gains or losses on securities transactions).

(7)	Nonperforming loans consist of nonaccrual loans and other loans 90 days or more past due.

(8)	Nonperforming assets consist of nonperforming loans, other repossessed assets and REO.

(9)	Regulatory capital ratios of CFBank.

(10)	Calculated excluding the $1.3 million penalty on prepayment of FHLB advances in 2003.

(11)	Performance ratios for the year ended December 31, 2005 were significantly affected by the pre-tax $2.0 million impairment loss on goodwill and intangibles.

Following are affected performance ratios for 2005 excluding this charge:

Return on average assets	(0.86%)
Return on average equity	(7.27%)
Efficiency ratio	117.60%
Ratio of noninterest expense to average assets	4.20%
Reconciliation of GAAP net loss to loss excluding the impairment loss on goodwill and intangibles:

GAAP net loss	$(3,290)
Impairment loss on goodwill and intangibles, net of tax	1,893

Loss excluding impairment loss on goodwill and intangibles	$(1,397)

Diluted loss per share	$(0.63)

CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT  |  page 5

FORWARD – LOOKING STATEMENTS
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
Other risks are detailed in our filings with the Securities and Exchange Commission, including our Form 10-K filed for 2007, all of which are difficult to predict and many of which are beyond our control.
GENERAL
Central Federal Corporation (the Company) is a savings and loan holding company incorporated in Delaware in 1998. Substantially all of our business is the operation of our principal subsidiary, CFBank, a federally chartered savings association formed in Ohio in 1892.
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
Our principal market area for loans and deposits includes the following Ohio counties: Summit County through our office in Fairlawn, Ohio; Franklin County through our office in Worthington, Ohio; and Columbiana County through our offices in Calcutta and Wellsville, Ohio. We originate commercial and conventional real estate loans and business loans primarily throughout Ohio.
Management’s discussion and analysis represents a review of our consolidated financial condition and results of operations. This review should be read in conjunction with our consolidated financial statements and related notes.
page 6  |  CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT

MANAGEMENT STRATEGY
For the last five years, we have been executing a growth strategy which was crucial in CFBank’s transition from a residentially focused savings and loan to a community bank which has added business banking, commercial real estate and commercial and industrial lending to our savings and loan foundation. As of December 2007, earning assets have grown to a level adequate to produce positive returns, which have stabilized capital. The earning asset base provides us with a platform for implementation of the next stage of profitable growth, as we continue to manage credit risk and noninterest expenses.
Beginning in 2003, we expanded into Columbus and Fairlawn, Ohio and began to focus on more profitable commercial and commercial real estate loan markets. In June of 2007, we relocated our Columbus regional office to Worthington. The new high traffic, highly visible location provides us with access to a market which has approximately $1 billion in retail deposits and a larger group of commercial and retail customers. The communities and customers we serve have welcomed our brand promise as a partner in their banking needs and not just a provider of commodity financial products. Our goal is to meet the individual financial needs and objectives of each customer. We believe both business and retail customers appreciate our broad experience, knowledgeable staff, access to decision-makers, customized solutions and execution with a sense of urgency. We have been careful to maintain our historically excellent asset quality and plan to continue to use conservative underwriting practices as we work to expand our loan portfolio. We have no exposure to subprime lending activities.
Total assets increased 18.5% or $43.6 million to $279.6 million at December 31, 2007, including growth in commercial, commercial real estate and multi-family loans of 37.6%, or $47.6 million, during 2007.
The flat/inverted yield curve challenged growth in net interest income during 2007. Although loan growth positively affected gross interest income, which increased 28.3% in 2007, interest expense increased 42.2%, resulting in a 14.2% increase in net interest income in 2007 compared to 2006. Net interest margin declined from 3.39% for the year ended December 31, 2006 to 3.19% for 2007.
Implementation of a growth strategy during a period of an inverted yield curve is extremely difficult. The return on the incremental growth will not be accretive in the short term. During 2007, we grew the balance sheet and net interest income despite of the slope of the yield curve. During the inverted yield curve period, we have maintained a shorter duration of our liabilities than our earning assets and as the yield curve returns to a positive slope, we should benefit from the liability repricing and a resultant increase in our net interest margin.
Our net income is dependent primarily on net interest income, which is the difference between the interest income earned on loans and securities and the cost of funds, consisting of interest paid on deposits and borrowed funds. Net interest income is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. Net income is also affected by, among other things, loan fee income, provisions for loan losses, service charges, gains on loan sales, operating expenses, and franchise and income taxes. Operating expenses principally consist of employee compensation and benefits, occupancy, and other general and administrative expenses. In general, results of operations are significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies, and actions of regulatory authorities. Future changes in applicable laws, regulations or government policies may also materially impact our performance.
Profitability during 2007 was adversely impacted by $511,000, or $.11 per diluted share, in aggregate after-tax cost of an arbitration loss and lease termination expense. The arbitration loss resulted from an unfavorable decision in an arbitration proceeding brought by the former divisional President of Reserve Mortgage Services, Inc. (Reserve). Reserve had been acquired by the Company in October 2004 and was later merged into CFBank. The lease termination expense resulted from the move of CFBank’s mortgage banking operations to the Fairlawn office and negotiation of a settlement of the remaining future lease obligations at the former location of those operations.
Other than discussed above, we are not aware of any market or institutional trends, other events, or uncertainties that are expected to have a material effect on liquidity, capital resources or operations. We are not aware of any current recommendations by regulators which would have a material effect if implemented.
CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT  |  page 7

FINANCIAL CONDITION
General. Assets totaled $279.6 million at December 31, 2007, an increase of $43.6 million, or 18.5%, from $236.0 million at December 31, 2006. The growth was primarily due to growth in CFBank’s loan portfolio and was funded with deposits and Federal Home Loan Bank (FHLB) advances.
Loans. Net loans totaled $230.5 million at December 31, 2007, an increase of $45.8 million, or 24.8%, from $184.7 million at December 31, 2006. Commercial, commercial real estate and multi-family loans totaled $174.2 million at December 31, 2007, an increase of $47.6 million, or 37.6%, from $126.6 million at December 31, 2006. Mortgage loans totaled $31.1 million at December 31, 2007, an increase of only $873,000 from $30.2 million at December 31, 2006. The relatively small increase in mortgages loans was due to the sale of most of CFBank’s mortgage loan production. This was consistent with the strategic decision by CFBank’s management to sell substantially all fixed-rate single-family mortgage loan originations. See the discussion in the “Quantitative and Qualitative Disclosures about Market Risk” section of this Annual Report. Consumer loans decreased $2.0 million and totaled $28.2 million at December 31, 2007 compared to $30.2 million at December 31, 2006. The decrease was primarily due to repayments on home equity lines of credit and auto loans in excess of production of these loan types.
Premises and equipment. Premises and equipment totaled $5.7 million at December 31, 2007, an increase of $1.6 million compared to $4.1 million at December 31, 2006, due to construction costs related to the office in Worthington, Ohio.
Deposits. Deposits totaled $194.3 million at December 31, 2007 and increased $26.7 million, or 15.9%, from $167.6 million at December 31, 2006. Certificate of deposit accounts increased $16.7 million and included a $23.2 million increase in brokered certificate of deposit accounts. Additionally, money market accounts increased $6.4 million, interest bearing checking accounts increased $4.2 million and noninterest bearing deposits increased $1.0 million. Traditional savings account balances decreased by $1.6 million. We expect to continue to use brokered deposits as a source of funding, depending on market conditions, pricing and funding needs.
FHLB advances. FHLB advances totaled $49.5 million at December 31, 2007 and increased $17.0 million, or 52.1%, compared to $32.5 million at December 31, 2006. A $2.2 million economic development advance from the FHLB was drawn during the first quarter of 2007 to fund construction of CFBank’s new Columbus regional office in Worthington. The remaining increase in FHLB advances was used to fund loan growth.
Subordinated debentures. Subordinated debentures totaled $5.9 million at year-end 2007 and 2006. These debentures were issued in 2003 in exchange for the proceeds of a $5.0 million trust preferred securities offering issued by a trust formed by the Company. The proceeds of the offering are available to provide capital for CFBank to support growth.
Shareholders’ equity. Shareholders’ equity totaled $27.4 million at December 31, 2007 and decreased $1.7 million, or 5.9%, compared to $29.1 million at December 31, 2006 as a result of the net loss for the year, an $830,000 treasury stock repurchase and $1.2 million in dividends to shareholders. In the third quarter of 2007, the Board of Directors approved a reduction in the quarterly dividend from $.09 per share to $.05 per share. The reduction of the dividend enables the Company to retain capital needed to support continued growth in all banking services. We viewed the reduction of the dividend as the most cost effective way of preserving capital given the current capital market environment.
Office of Thrift Supervision (OTS) regulations require savings institutions to maintain certain minimum levels of regulatory capital. Additionally, the regulations establish a framework for the classification of savings institutions into five categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Generally, an institution is considered well-capitalized if it has a core (Tier 1) capital ratio of at least 5.0% (based on adjusted total assets); a core (Tier 1) risk-based capital ratio of a least 6.0%; and a total risk-based capital ratio of at least 10.0%. CFBank had capital ratios above the well-capitalized levels at year-end 2007 and 2006.
page 8  |  CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT

COMPARISON OF RESULTS OF OPERATIONS FOR 2007 AND 2006
General. Operations resulted in a net loss of $17,000, or $.00 per diluted share, for the year ended December 31, 2007 compared to a net loss of $37,000, or $.01 per diluted share, for 2006. The net loss for 2007 was primarily due to the $511,000, or $.11 per diluted share, after-tax cost of the arbitration loss and lease termination expense discussed previously.
Net interest income. Net interest income is a significant component of net income, and consists of the difference between interest income generated on interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is primarily affected by the volumes, interest rates and composition of interest-earning assets and interest-bearing liabilities. The following tables titled “Average Balances, Interest Rates and Yields” and “Rate/Volume Analysis of Net Interest Income” provide important information on factors impacting net interest income and should be read in conjunction with this discussion of net interest income.
Net interest margin decreased to 3.19% during 2007 compared to 3.39% during 2006 as higher short-term market interest rates and a flat to inverted yield curve negatively impacted the cost of funding. Reductions in the Federal Funds rate and an increase in the slope of the yield curve positively impacted net interest margin in the fourth quarter of 2007; however, management of the net interest margin in the current interest rate and competitive environment is a challenge and continued pressure on margins is expected.
Interest income increased $3.8 million, or 28.3%, to $17.5 million in 2007, compared to $13.7 million in 2006, due to increased income on loans offset by a decline in income on securities and other interest earning assets. Interest income on loans increased $4.0 million, or 34.2%, in 2007 to $15.8 million compared to $11.8 million in 2006, due to growth in average loan balances and higher yields on loans. Average loan balances increased $46.0 million, or 28.0%, and totaled $210.2 million in 2007 compared to $164.2 million in 2006 due to growth in commercial, commercial real estate and multi-family mortgage loans. The average yield on loans increased 35 basis points (bp) to 7.54% in 2007 compared to 7.19% in 2006 due to new loans originated at higher market interest rates. Interest income on securities decreased $89,000, or 5.5%, and totaled $1.5 million in 2007 compared to $1.6 million in 2006 due to a decrease in the average balance and yield on securities. The average balance of securities decreased $1.1 million and totaled $29.9 million in 2007 compared to $31.0 million in 2006. The average yield on securities decreased 7 bp to 5.09% in 2007 compared to 5.16% in 2006. Interest income on other earning assets, which are primarily overnight cash investments, decreased $64,000 and totaled $18,000 in 2007 compared to $82,000 in 2006. The decrease was due to a decline in the average balance of these investments offset by an increase in yield. The average balance of other earning assets decreased $1.3 million and totaled $350,000 in 2007 compared to $1.6 million in 2006 as excess cash was used to repay overnight borrowings rather than invest. The yield on other earning assets increased 5bp to 5.14% in 2007 compared to 5.09% in 2006. The average balance of interest-earning assets increased $43.0 million and the average yield of interest-earning assets increased 39 bp during 2007.
Interest expense increased $2.9 million, or 42.2%, to $9.8 million in 2007 compared to $6.9 million in 2006 due to an increase in the average balance and cost of both deposits and borrowings. Interest expense on deposits increased $1.9 million, or 36.7%, to $7.2 million in 2007 from $5.3 million in 2006 due to increases in both the average balance and cost of deposits. Average deposit balances increased $27.1 million, or 19.6%, to $166.2 million in 2007 from $139.1 million in 2006 primarily due to growth in certificate of deposit accounts and money market accounts. The average cost of deposits increased 54 bp to 4.34% in 2007 from 3.80% in 2006 due to higher competitive market deposit rates and a flat to inverted yield curve which existed during most of 2007. Interest expense on FHLB advances and other borrowings, including subordinated debentures, increased $968,000, or 60.2%, to $2.6 million in 2007 from $1.6 million in 2006 due to an increase in both the average balance and cost of borrowings. The average balance of FHLB advances and other borrowings increased $18.1 million to $51.3 million in 2007 from $33.2 million in 2006 as FHLB advances were used to fund loan growth. The average cost of FHLB advances and other borrowings increased 17 bp to 5.02% in 2007 from 4.85% in 2006 due to higher short-term interest rates primarily during the first three quarters of 2007 which negatively affected both the cost of short-term FHLB advances and subordinated debentures. The average balance of interest-bearing liabilities increased $45.3 million and the average cost of interest-bearing liabilities increased 50 bp in 2007.
Provision for loan losses. CFBank continues to provide reserves for loan losses in relation to its loan growth, portfolio composition, current economic conditions and ascertainable credit risk information. Since commercial lending began in 2003, the Bank has provided a total of $2.8 million to build the allowance for loan losses as the commercial lending portfolio has grown. As of December 31, 2007, the Bank has not incurred a loss on a commercial loan asset. The provision totaled $539,000 for the year ended December 31, 2007 compared to $820,000 for 2006.
In 2007, the Bank provided a larger loan loss provision on loans with less than satisfactory risk ratings based on review of current facts and judgment regarding changes in the risk characterization of these loans. As the portfolio has become more seasoned, significant credit problems have not appeared in loans with satisfactory risk ratings, which resulted in lower allocations to the allowance on these loans and a lower provision for loan losses in 2007.
CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT  |  page 9

COMPARISON OF RESULTS OF OPERATIONS FOR 2007 AND 2006 (CONTINUED)
Management’s loan review, assignment of risk ratings and classification of assets includes the identification of significant problem loans where accrual of interest continues because the loans are under 90 days delinquent and/or the loans are well secured, a complete documentation review had been performed, and the loans are in the active process of being collected, but the loans exhibit some type of weakness that could lead to nonaccrual classification in the future. An asset that is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any, is considered substandard. Substandard assets include those characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected. At December 31, 2007, four commercial loan relationships and one multi-family loan relationship, totaling $2.1 million and $1.3 million, respectively, were classified as substandard. At December 31, 2006, two commercial loan relationships, which totaled $163,000, were classified as substandard.
We continued to experience low levels of nonperforming loans and net loan charge-offs. Nonperforming loans, which are nonaccrual loans and loans past due 90 days still accruing interest, totaled $488,000, or 0.21% of total loans at December 31, 2007, compared to $297,000 or 0.16% of total loans at December 31, 2006. Net recoveries totaled $36,000, or 0.02% of average loans in 2007, compared to net charge-offs of $206,000, or 0.13% in 2006. More than 97% of the nonaccrual loan balances were secured by single-family homes. All but one loan, which totaled $147,000, are located in our market area.
The ratio of the allowance for loan losses to total loans was 1.15% at December 31, 2007 and 1.13% at December 31, 2006.
Management continues to diligently monitor credit quality in the existing portfolio and analyze potential loan opportunities carefully in order to manage credit risk while implementing our growth strategy. We believe the allowance for loan losses is adequate to absorb probable incurred credit losses in the loan portfolio at December 31, 2007; however, future additions to the allowance may be necessary based on factors such as changes in client business performance, economic conditions, and sudden changes in real estate values.
Noninterest income. Noninterest income totaled $728,000 for the year ended December 31, 2007 and decreased $95,000, or 11.5%, from $823,000 for 2006. The decline in noninterest income in the current year was primarily due to lower mortgage loan production in 2007, which resulted in lower net gains on sales of loans. Mortgage loan originations and sales totaled $37.3 million in 2007 compared to $44.0 million in 2006.
Noninterest expense. Noninterest expense totaled $8.0 million for the year ended December 31, 2007 and included the $774,000 pre-tax arbitration loss and lease termination expense described previously. The $774,000 was comprised of salaries and employee benefits expense of $641,000 related to the arbitration loss, and occupancy and equipment expense of $100,000 and other expense of $33,000, both related to the lease termination. The $33,000 other expense reflected the write-off of leasehold improvements at the previously rented space.
Noninterest expense for the year ended December 31, 2007, not including the arbitration loss and lease termination expense, totaled $7.2 million and increased $374,000, or 5.5%, from 2006. The increase in noninterest expense in the current year was due to costs associated with additional operational resources necessary to further implement our strategic growth plan. Management leveraged growth during calendar year 2006 and was able to grow assets by 36.4%, or $63.0 million, with no increase in noninterest expense during that year. Additional expenses were incurred in the current year for the opening of CFBank’s office in Worthington, Ohio in the summer of 2007, replacing the office at Easton Town Center in Columbus, Ohio. Ohio franchise tax increased $122,000 in 2007 due to additional capital from the Company’s 2006 stock offering. Noninterest expenses in the current year were also incurred for marketing, advertising and additional human resources necessary to support growth. The ratio of noninterest expense to average assets improved to 3.08% in 2007 from 3.20% in 2006.
Income taxes. The income tax benefit in 2007 totaled $63,000 as a result of the current year loss and was comparable to the tax benefit in 2006.
page 10  |  CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT

COMPARISON OF RESULTS OF OPERATIONS FOR 2006 AND 2005
General. Operations resulted in a net loss of $37,000, or $.01 per diluted share, in 2006, an improvement of $3.3 million compared to a net loss of $3.3 million, or $1.49 per diluted share, in 2005. The loss in 2005 included a $1.9 million, or $.86 per diluted share, impairment loss on goodwill and intangibles described in the “Critical Accounting Policies” section of this Annual Report. Performance improved $1,360,000 to a loss of $37,000 or $.01 per diluted share in 2006 compared to a loss of $1,397,000, or $.63 per diluted share, in 2005, not including the impairment loss, due to a 36.2% increase in net interest income resulting from substantial loan growth during 2006.
Net interest income. Net interest margin increased to 3.39% during 2006 compared to 3.35% during 2005 largely due to employment of the additional capital raised in our public offering and increased yields on CFBank’s adjustable rate assets tied to prime and other short-term market indices, primarily commercial loans and home equity lines of credit. Net interest margin declined from 3.56% in the first quarter of 2006 to 3.20% in the fourth quarter of 2006 as higher short-term market interest rates and a flat to inverted yield curve negatively impacted the cost of funding.
Interest income increased $5.0 million, or 57.1%, to $13.7 million in 2006, compared to $8.7 million in 2005, primarily due to increased income on loans and securities. Interest income on loans increased $4.5 million, or 61.8%, in 2006 to $11.8 million compared to $7.3 million in 2005 due to growth in average loan balances and higher yields on loans. Average loan balances increased $48.4 million and totaled $164.2 million in 2006 compared to $115.8 million in 2005 due to commercial, commercial real estate and multi-family mortgage loan growth. Average loan yields increased 89 bp to 7.19% in 2006 compared to 6.30% in 2005 due to increased short-term market interest rates in 2006 and an increase in the yield on new loans originated. The increase in short-term market interest rates also increased yields on variable rate loans in our portfolio, such as home equity lines of credit, which are tied to the prime rate, and commercial, commercial real estate and multi-family mortgage loans, a significant portion of which are adjustable rate loans. Interest income on securities increased $488,000 or 43.5% and totaled $1.6 million in 2006 compared to $1.1 million in 2005 due to an increase in the average balance and yield on securities. The average balance of securities increased $5.6 million and totaled $31.0 million in 2006 compared to $25.4 million in 2005. The increase was due to a securitization of single-family residential mortgage loans held in our portfolio with an outstanding principal balance of $18.6 million. The securitization, in which we retained the securities, occurred in a transaction with Freddie Mac in the second quarter of 2005. The yield on securities increased 71 bp and totaled 5.16% in 2006 compared to 4.45% in 2005 primarily due to the mortgage loan securitization, which added higher yielding assets to the securities portfolio, and due to current year purchases at higher yields. The average balance of interest-earning assets increased $51.2 million, and the average yield of interest-earning assets increased 97 bp during 2006.
Interest expense increased $3.2 million, or 85.0%, to $6.9 million in 2006 compared to $3.7 million in 2005 due to increased expense on both deposits and borrowings. Interest expense on deposits increased $2.5 million, or 87.0%, to $5.3 million from $2.8 million in 2005 due to increases in both the average balance and cost of deposits. Average deposit balances increased $28.5 million to $139.1 million in 2006 from $110.6 million in 2005 primarily due to growth in certificate of deposit accounts and money market accounts. The average cost of deposits increased 125 bp to 3.80% in 2006 from 2.55% in 2005 due to higher short-term market interest rates and a flat to inverted yield curve in 2006. Interest expense on FHLB advances and other borrowings, including subordinated debentures, increased $710,000, or 79.0%, to $1.6 million in 2006 from $899,000 in 2005 due to an increase in both the average balance and cost of borrowings. The average balance of FHLB advances and other borrowings increased $8.3 million to $33.2 million in 2006 from $24.9 million in 2005 as FHLB advances were used to fund loan growth. The average cost of FHLB advances and other borrowings increased 123 bp to 4.85% in 2006 from 3.62% in 2005 primarily due increased short-term interest rates in 2006 which negatively affected both the cost of short-term FHLB advances and subordinated debentures. The average balance of interest-bearing liabilities increased $36.8 million, and the average cost of interest-bearing liabilities increased 125 bp in 2006.
Provision for loan losses. The provision for loan losses is based on management’s regular review of the loan portfolio as described in detail previously. Based on this review, the provision for loan losses increased $146,000 to $820,000 in 2006, from $674,000 in 2005, due to commercial, commercial real estate and multi-family loan growth in 2006. At December 31, 2006, the allowance for commercial, commercial real estate and multi-family mortgage loans totaled $1.9 million, an increase of $629,000 or 47.7% from $1.3 million at December 31, 2005, as these loan types increased from 57.7% of the loan portfolio at year-end 2005 to 67.7% at year-end 2006. Commercial, commercial real estate and multi-family loans tend to be larger balance, higher risk loans than other loans made by CFBank, and 92.3% of the allowance was allocated to the higher risk loan types at December 31, 2006. At December 31, 2006, the allowance for loan losses represented 1.13% of total loans compared to 1.19% at December 31, 2005.
Nonperforming loans, all of which were nonaccrual loans, totaled $297,000 at December 31, 2006, a decrease of $503,000 compared to $800,000 at December 31, 2005. The decline in nonaccrual loans was due to acquisition of properties through the foreclosure process. At
CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT  |  page 11

COMPARISON OF RESULTS OF OPERATIONS FOR 2006 AND 2005 (CONTINUED)
December 31, 2006, 0.16% of total loans were nonaccrual loans compared to 0.64% at December 31, 2005. More than 97% of the nonaccrual loan balances were secured by single-family homes in our primary market area.
Noninterest income. Noninterest income totaled $823,000 in 2006 and was $43,000, or 5.0%, lower than in 2005 due to a decline in gains on loan sales in 2006, partially offset by additional service charges and other income. Net gain on sales of loans declined 30.5% and totaled $326,000 in 2006 as mortgage loan production was negatively impacted by changes in staffing and processes in the mortgage division. Mortgage loan originations and sales totaled $44.0 million in 2006 compared to $55.4 million in 2005.
Noninterest expense. Noninterest expense totaled $6,849,000 in 2006, and was comparable to $6,861,000, not including the impairment loss, in 2005. Management leveraged growth with existing resources and there was no increase in noninterest expense to support the 36.4% balance sheet growth achieved in 2006.
The ratio of noninterest expense to average assets (not including the impairment loss in 2005) improved to 3.20% in 2006 from 4.20% in 2005, and the efficiency ratio improved to 90.20% in 2006 from 117.60% in 2005. The positive movement in these ratios resulted from control of noninterest expense, growth in the balance sheet, and increased net interest income.
Income taxes. The income tax benefit in 2006 totaled $44,000 and was less than the benefit in 2005 due to a lower pretax loss in 2006. The income tax benefit in 2005 included a non-cash, non-recurring federal income tax charge of $344,000 related to redemption of $1.3 million in FHLB stock which resulted in a $1.0 million gain for tax purposes and utilized a portion of our net operating loss carryforward. The redemption resulted in no gain for book purposes but did result in the recognition of federal income tax expense associated with FHLB stock dividends received from 1978 through 1997 which reduced the basis of the shares redeemed for which no deferred tax liability had been established. The goodwill impairment loss recognized in 2005 was not deductible for tax purposes.
page 12  |  CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT

AVERAGE BALANCES, INTEREST RATES AND YIELDS
The following table presents for the periods indicated the total dollar amount of fully taxable equivalent interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed in both dollars and rates.

(DOLLARS IN THOUSANDS)				FOR THE YEARS ENDED DECEMBER 31,
		2007			2006			2005
	AVERAGE	INTEREST	AVERAGE	AVERAGE	INTEREST	AVERAGE	AVERAGE	INTEREST	AVERAGE
	OUTSTANDING	EARNED/	YIELD/	OUTSTANDING	EARNED/	YIELD/	OUTSTANDING	EARNED/	YIELD/
	BALANCE	PAID	RATE	BALANCE	PAID	RATE	BALANCE	PAID	RATE

Interest-earning assets:
Securities (1) (2)	$29,864	$1,520	5.09%	$30,991	$1,609	5.16%	$25,404	$1,121	4.45%
Loans and loans held for sale (3)	210,169	15,847	7.54%	164,204	11,805	7.19%	115,757	7,295	6.30%
Other earning assets	350	18	5.14%	1,610	82	5.09%	3,368	88	2.61%
FHLB stock	2,105	138	6.56%	2,723	158	5.80%	3,751	187	4.99%

Total interest-earning assets	242,488	17,523	7.23%	199,528	13,654	6.84%	148,280	8,691	5.87%
Noninterest-earning assets	17,098			14,233			14,272

Total assets	$259,586			$213,761			$162,552

Interest-bearing liabilities:
Deposits	$166,242	7,218	4.34%	$139,056	5,280	3.80%	$110,601	2,824	2.55%
FHLB advances and other borrowings	51,295	2,577	5.02%	33,201	1,609	4.85%	24,860	899	3.62%

Total interest-bearing liabilities	217,537	9,795	4.50%	172,257	6,889	4.00%	135,461	3,723	2.75%
Noninterest-bearing liabilities	13,997			11,802			8,518

Total liabilities	231,534			184,059			143,979
Equity	28,052			29,702			18,573

Total liabilities and equity	$259,586			$213,761			$162,552

Net interest-earning assets	$24,951			$27,271			$12,819

Net interest income/ interest rate spread		$7,728	2.73%		$6,765	2.84%		$4,968	3.12%

Net interest margin			3.19%			3.39%			3.35%

Average interest-earning assets to average interest-bearing liabilities	111.47%			115.83%			109.46%

(1)	Average balance is computed using the carrying value of securities.

Average yield is computed using the historical amortized cost average balance for available for sale securities.

(2)	Average yields and interest earned are stated on a fully taxable equivalent basis.

(3)	Balance is net of deferred loan origination fees, undisbursed proceeds of construction loans and includes nonperforming loans.
CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT  |  page 13

RATE/VOLUME ANALYSIS OF NET INTEREST INCOME
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

(DOLLARS IN THOUSANDS)
	YEAR ENDED DECEMBER 31, 2007			YEAR ENDED DECEMBER 31, 2006
	COMPARED TO YEAR ENDED DECEMBER 31, 2006			COMPARED TO YEAR ENDED DECEMBER 31, 2005
	INCREASE (DECREASE) DUE TO			INCREASE (DECREASE) DUE TO
	RATE	VOLUME	NET	RATE	VOLUME	NET

Interest-earning assets:
Securities (1)	$(25)	$(64)	$(89)	$206	$282	$488
Loans and loans held for sale	600	3,442	4,042	1,135	3,375	4,510
Other earning assets	1	(65)	(64)	56	(62)	(6)
FHLB stock	19	(39)	(20)	28	(57)	(29)

Total interest-earning assets	595	3,274	3,869	1,425	3,538	4,963

Interest-bearing liabilities:
Deposits	821	1,117	1,938	1,607	849	2,456
FHLB advances and other borrowings	61	907	968	357	353	710

Total interest-bearing liabilities	882	2,024	2,906	1,964	1,202	3,166

Net change in net interest income	$(287)	$1,250	$963	$(539)	$2,336	$1,797

(1)	Securities amounts are presented on a fully taxable equivalent basis.
page 14  |  CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Market risk is the risk of loss from adverse changes in market prices and interest rates. We have not engaged in and, accordingly, have no risk related to trading accounts, commodities, or foreign exchange. Our hedging policy allows hedging activities, such as interest rate swaps, up to 10% of total assets. Disclosures about our hedging activities are set forth in Note 17 to our consolidated financial statements. Market risk arises primarily from interest rate risk inherent in our lending and deposit gathering activities and the issuance of debentures. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on- and off-balance-sheet transactions are aggregated and the resulting net positions are identified. Disclosures about the fair value of financial instruments are set forth in Note 19 to our consolidated financial statements.
Management actively monitors and manages interest rate risk. The primary objective in managing interest rate risk is to limit, within established guidelines, the adverse impact of changes in interest rates on our net interest income and capital. We measure the effect of interest rate changes on CFBank’s net portfolio value (NPV), which is the difference between the estimated market value of its assets and liabilities under different interest rate scenarios. Changes in NPV are measured using instantaneous changes in interest rates, rather than linear changes in rates over a period of time. At December 31, 2007, CFBank’s NPV ratios, using interest rate shocks ranging from a 300 bp rise in rates to a 200 bp decline in rates are shown in the following table. All values are within the acceptable range established by CFBank’s Board of Directors.
NET PORTFOLIO VALUE (CFBANK ONLY)

BASIS POINT CHANGE IN RATES	NPV RATIO

+300	9.59%
+200	10.25%
+100	10.90%
+50	11.22%
0	11.48%
-50	11.72%
-100	11.98%
-200	12.29%
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
CFBank’s interest rate risk position has improved as a result of management’s strategic decisions to sell substantially all fixed-rate single-family mortgage loan originations rather than retain long-term, low fixed-rate loans in portfolio and to increase commercial, commercial real estate and multi-family loans and home equity lines of credit, which, in many cases, have adjustable interest rates. During the flat/inverted yield curve period that existed during 2006 and much of 2007, we maintained a shorter duration of liabilities than earning assets. As the yield curve returns to a positive slope, we will benefit from the liability repricing and a resultant increase in our net interest margin. In 2006, we issued $9.7 million in callable brokered certificates of deposit which will assist with asset/liability management and improve our net interest margin when we exercise our call options as a result of the current downward shift in the short end of the yield curve. Our interest rate risk position also improved as a result of the securitization of mortgage loans in 2005, which increased liquidity of the mortgages.
CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT  |  page 15

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
CFBank is required by regulation to maintain sufficient liquidity to ensure its safe and sound operation. Thus, adequate liquidity may vary depending on CFBank’s overall asset/liability structure, market conditions, the activities of competitors and the requirements of its own deposit and loan customers. Management believes that CFBank’s liquidity is sufficient.
Liquidity management is both a daily and long-term responsibility of management. We adjust our investments in liquid assets, primarily cash, short-term investments and other assets that are widely traded in the secondary market, based on our ongoing assessment of expected loan demand, expected deposit flows, yields available on interest-earning deposits and securities and the objective of our asset/liability management program. In addition to liquid assets, we have other sources of liquidity available including, but not limited to, access to advances from the FHLB, lines of credit with commercial banks, use of brokered deposits and the ability to obtain deposits by offering above-market interest rates.
CFBank relies primarily on competitive interest rates, customer service, and relationships with customers to retain deposits. Based on our historical experience with deposit retention and current retention strategies, we believe that, although it is not possible to predict future terms and conditions upon renewal, a significant portion of such deposits will remain with CFBank.
At December 31, 2007, CFBank exceeded all of its regulatory capital requirements to be considered well-capitalized. Tier 1 capital level was $23.4 million, or 8.5% of adjusted total assets, which exceeds the required level of $13.8 million, or 5.0%. Tier 1 risk-based capital level was $23.4 million, or 9.9% of risk-weighted assets, which exceeds the required level of $14.2 million, or 6.0%. Risk-based capital was $26.1 million, or 11.0% of risk-weighted assets, which exceeds the required level of $23.7 million, or 10.0%. In January 2006, the holding company contributed $10.4 million in additional capital to CFBank.
IMPACT OF INFLATION
The financial statements and related data presented herein have been prepared in accordance with U.S. generally accepted accounting principles, which presently require us to measure financial position and results of operations primarily in terms of historical dollars. Changes in the relative value of money due to inflation are generally not considered. In our opinion, changes in interest rates affect our financial condition to a far greater degree than change in the inflation rate. While interest rates are generally influenced by changes in the inflation rate, they do not move concurrently. Rather, interest rate volatility is based on changes in the expected rate of inflation, as well as changes in monetary and fiscal policy. A financial institution’s ability to be relatively unaffected by changes in interest rates is a good indicator of its ability to perform in a volatile economic environment. In an effort to protect performance from the effects of interest rate volatility, we review interest rate risk frequently and take the steps necessary to minimize any detrimental effects on profitability.
CRITICAL ACCOUNTING POLICIES
We follow financial accounting and reporting policies that are in accordance with U.S. generally accepted accounting principles and conform to general practices within the banking industry. These policies are presented in Note 1 to our consolidated financial statements. Some of these accounting policies are considered to be critical accounting policies, which are those policies that require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Application of assumptions different than those used by management could result in material changes in our financial position or results of operations. We believe that the judgments, estimates and assumptions used in the preparation of the consolidated financial statements are appropriate given the factual circumstances at the time.
We have identified accounting policies that are critical accounting policies, and an understanding of these policies is necessary to understand our financial statements. One critical accounting policy relates to determining the adequacy of the allowance for loan losses. CFBank’s Allowance for Loan Losses Policy provides a thorough, disciplined and consistently applied process that incorporates management’s current judgments about the credit
page 16  |  CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT

CRITICAL ACCOUNTING POLICIES ( CONTINUED )
quality of the loan portfolio into determination of the allowance for loan losses in accordance with U.S. generally accepted accounting principles and supervisory guidance. Management estimates the appropriate allowance balance by evaluating past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations, estimated value of collateral, economic conditions, and other factors. We believe that an adequate allowance for loan losses has been established. Additional information regarding this policy is included in the previous sections captioned “Provision for Loan Losses” and in Notes 1 and 3 to our consolidated financial statements.
Another critical accounting policy relates to valuation of the deferred tax asset for net operating losses. Net operating losses totaling $700,000, $2.7 million and $437,000 expire in 2023, 2024 and 2025, respectively. No valuation allowance has been recorded against the deferred tax asset for net operating losses because the benefit is more likely than not to be realized. As we continue our strategy to expand into business financial services and focus on growth, the resultant increase in interest-earning assets is expected to increase profitability. Additional information is included in Notes 1 and 13 to our consolidated financial statements.
MARKET PRICES AND DIVIDENDS DECLARED
The common stock of Central Federal Corporation trades on the Nasdaq® Capital Market under the symbol “CFBK.” As of December 31, 2007, there were 4,434,787 shares of common stock outstanding and 537 shareholders, excluding persons or entities holding stock in nominee or street name through various brokerage firms.
The following table shows the quarterly reported high and low trade prices of the common stock and cash dividends per share declared during 2007 and 2006.

	HIGH	LOW	DIVIDENDS

2007
First quarter	$7.72	$6.81	$0.09
Second quarter	7.00	6.22	0.09
Third quarter	7.00	5.21	0.05
Fourth quarter	6.75	3.75	0.05

2006
First quarter	$8.10	$7.25	$0.09
Second quarter	8.27	7.10	0.09
Third quarter	8.50	7.79	0.09
Fourth quarter	8.33	7.01	0.09
CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT  |  page 17

FINANCIAL STATEMENTS
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The management of Central Federal Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.
The Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2007.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.
This annual report does not contain an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.
Mark S. Allio
Chairman of the Board, President and Chief Executive Officer
Therese Ann Liutkus, CPA
Treasurer and Chief Financial Officer
March 19, 2008
page 18  |  CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS
Crowe Chizek and Company LLC
Member Horwath International
The Board of Directors and Shareholders
Central Federal Corporation
Fairlawn, Ohio
We have audited the accompanying consolidated balance sheets of Central Federal Corporation as of December 31, 2007 and 2006 and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Federal Corporation as of December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Crowe Chizek and Company LLC
Cleveland, Ohio
March 19, 2008
CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT  |  page 19

CONSOLIDATED BALANCE SHEETS

(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	DECEMBER 31
	2007	2006

Assets
Cash and cash equivalents	$3,894	$5,403
Securities available for sale	28,398	29,326
Loans held for sale	457	2,000
Loans, net of allowance of $2,684 and $2,109	230,475	184,695
Federal Home Loan Bank stock	1,963	2,813
Loan servicing rights	157	201
Foreclosed assets, net	86	—
Premises and equipment, net	5,717	4,105
Bank owned life insurance	3,769	3,646
Deferred tax asset	1,995	2,044
Accrued interest receivable and other assets	2,671	1,795

	$279,582	$236,028

Liabilities and shareholders’ equity
Deposits
Noninterest bearing	$12,151	$11,114
Interest bearing	182,157	156,477

Total deposits	194,308	167,591
Federal Home Loan Bank advances	49,450	32,520
Advances by borrowers for taxes and insurance	154	137
Accrued interest payable and other liabilities	3,136	1,540
Subordinated debentures	5,155	5,155

Total liabilities	252,203	206,943
Shareholders’ equity
Preferred stock, 1,000,000 shares authorized; none issued	—	—
Common stock, $.01 par value; 6,000,000 shares authorized; 2007 — 4,628,320 shares issued, 2006 — 4,612,195 shares issued	46	46
Additional paid-in capital	27,348	27,204
Retained earnings	1,411	2,643
Accumulated other comprehensive income (loss)	187	(25)
Treasury stock, at cost (2007 — 193,533 shares, 2006 — 68,533 shares)	(1,613)	(783)

Total shareholders’ equity	27,379	29,085

	$279,582	$236,028

(See accompanying notes.)
page 20  |  CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF OPERATIONS

(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	YEARS ENDED DECEMBER 31
	2007	2006	2005

Interest and dividend income
Loans, including fees	$15,847	$11,805	$7,295
Securities	1,520	1,609	1,121
Federal Home Loan Bank stock dividends	138	158	187
Federal funds sold and other	18	82	88

	17,523	13,654	8,691

Interest expense
Deposits	7,218	5,280	2,824
Federal Home Loan Bank advances and other debt	2,151	1,193	578
Subordinated debentures	426	416	321

	9,795	6,889	3,723

Net interest income	7,728	6,765	4,968
Provision for loan losses	539	820	674

Net interest income after provision for loan losses	7,189	5,945	4,294
Noninterest income
Service charges on deposit accounts	287	232	195
Net gains on sales of loans	233	326	469
Loan servicing fees, net	49	59	16
Net gains (losses) on sales of securities	—	(5)	—
Earnings on bank owned life insurance	123	115	130
Other	36	96	56

	728	823	866

Noninterest expense
Salaries and employee benefits	4,601	3,788	3,568
Occupancy and equipment	534	471	462
Data processing	556	492	495
Franchise taxes	293	171	233
Professional fees	358	428	595
Director fees	148	149	170
Postage, printing and supplies	162	155	161
Advertising and promotion	203	95	138
Telephone	99	109	122
Loan expenses	23	101	32
Foreclosed assets, net	(30)	8	18
Depreciation	619	506	415
Amortization of intangibles	—	—	82
Impairment loss on goodwill and intangibles	—	—	1,966
Other	431	376	370

	7,997	6,849	8,827

Loss before income taxes	(80)	(81)	(3,667)
Income tax benefit	(63)	(44)	(377)

Net loss	$(17)	$(37)	$(3,290)

Loss per share:
Basic	$—	$(0.01)	$(1.49)
Diluted	$—	$(0.01)	$(1.49)

(See accompanying notes.)
CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT  |  page 21

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	YEARS ENDED DECEMBER 31
	2007	2006	2005

Net loss	$(17)	$(37)	$(3,290)
Change in net unrealized gain (loss) on securities available for sale	322	(85)	(580)
Less: Reclassification adjustment for gains and (losses) later recognized in net income	—	(5)	—

Net unrealized gain (loss)	322	(80)	(580)
Initial unrealized gain on mortgage-backed securities received in securitization	—	—	530
Tax effect	(110)	27	17

Other comprehensive income (loss)	212	(53)	(33)

Comprehensive income (loss)	$195	$(90)	$(3,323)

(See accompanying notes.)
page 22  |  CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

				ACCUMULATED	UNEARNED
				OTHER	STOCK BASED		TOTAL
	COMMON	ADDITIONAL	RETAINED	COMPREHENSIVE	INCENTIVE PLAN	TREASURY	SHAREHOLDERS’
	STOCK	PAID-IN CAPITAL	EARNINGS	INCOME (LOSS)	SHARES	STOCK	EQUITY

Balance at January 1, 2005	$23	$12,519	$8,497	$61	$(351)	$(1,242)	$19,507

Comprehensive loss:
Net loss			(3,290)				(3,290)
Other comprehensive loss				(33)			(33)

Total comprehensive loss							(3,323)

Issuance of stock based incentive plan shares (17,675 shares)		178			(178)		—

Release of 20,447 stock based incentive plan shares					240		240
Tax benefits from stock based incentive plan shares released		34					34
Stock options exercised (40,138 shares)		2	(86)			459	375
Tax benefits from stock options exercised		54					54
Cash dividends declared ($.36 per share)			(806)				(806)

Balance at December 31, 2005	23	12,787	4,315	28	(289)	(783)	16,081

Reclassification of unearned stock based incentive plan shares upon adoption of SFAS 123R, Share Based Payment, on January 1, 2006		(289)			289		—

Comprehensive loss:
Net loss			(37)				(37)
Other comprehensive loss				(53)			(53)

Total comprehensive loss							(90)

Issuance of common stock in public offering, net of offering costs of $1,542 (2,300,000 shares)	23	14,535					14,558
Release of 14,556 stock based incentive plan shares		166					166
Tax benefits from dividends on unvested stock based incentive plan shares		5					5
Cash dividends declared ($.36 per share)			(1,635)				(1,635)

Balance at December 31, 2006	46	27,204	2,643	(25)	—	(783)	29,085

Comprehensive income:
Net loss			(17)				(17)
Other comprehensive income				212			212

Total comprehensive income							195

Release of 17,633 stock based incentive plan shares		152					152
Tax benefits from dividends on unvested stock based incentive plan shares		3					3
Tax effect from vesting of stock based incentive plan shares		(26)					(26)
Stock option expense		15					15
Purchase of 125,000 treasury shares at $6.64 per share						(830)	(830)
Cash dividends declared ($.28 per share)			(1,215)				(1,215)

Balance at December 31, 2007	$46	$27,348	$1,411	$187	$—	$(1,613)	$27,379

(See accompanying notes.)
CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT  |  page 23

CONSOLIDATED STATEMENTS OF CASH FLOWS

(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	YEARS ENDED DECEMBER 31
	2007	2006	2005

Cash flows from operating activities
Net loss	$(17)	$(37)	$(3,290)
Adjustments to reconcile net loss to net cash provided by operating activities:
Provision for loan losses	539	820	674
Valuation (gain) loss on mortgage servicing rights	(3)	(17)	4
Depreciation	619	506	415
Amortization, net	(121)	(102)	42
Impairment loss on goodwill and intangibles	—	—	1,966
Net realized (gain) loss on sales of securities	—	5	—
Originations of loans held for sale	(37,282)	(44,033)	(55,356)
Proceeds from sale of loans held for sale	39,058	44,778	55,294
Net gain on sale of loans	(233)	(326)	(469)
Loss (gain) on disposal of premises and equipment	38	(38)	3
Loss (gain) on sale of foreclosed assets	(46)	(15)	9
FHLB stock dividend	—	(157)	(186)
Stock based incentive plan and stock option expense	167	166	240
Change in deferred income taxes	(61)	(39)	(470)
Net change in:
Bank owned life insurance	(123)	(115)	(130)
Accrued interest receivable and other assets	(876)	(406)	(240)
Accrued interest payable and other liabilities	1,761	245	107

Net cash from operating activities	3,420	1,235	(1,387)

Cash flows from investing activities
Available-for-sale securities:
Sales	—	4,395	1,435
Maturities, prepayments and calls	7,244	5,193	4,580
Purchases	(5,867)	(8,025)	(5,037)
Loan originations and payments, net	(41,371)	(48,644)	(26,158)
Loans purchased	(5,146)	(12,976)	(8,778)
Proceeds from redemption of FHLB stock	850	—	1,308
Additions to premises and equipment	(2,278)	(1,678)	(662)
Proceeds from the sale of premises and equipment	9	39	—
Proceeds from the sale of foreclosed assets	246	233	104

Net cash from investing activities	(46,313)	(61,463)	(33,208)

(continued on next page.)
page 24  |  CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	YEARS ENDED DECEMBER 31
	2007	2006	2005

Cash flows from financing activities
Net change in deposits	26,669	39,981	25,950
Net change in short-term borrowings from the Federal Home Loan Bank and other debt	17,000	8,525	(18,424)
Proceeds from Federal Home Loan Bank advances and other debt	4,200	5,000	—
Repayments on Federal Home Loan Bank advances and other debt	(4,270)	(4,000)	(2,000)
Net change in advances by borrowers for taxes and insurance	17	24	(208)
Cash dividends paid	(1,402)	(1,429)	(801)
Proceeds from exercise of stock options	—	—	375
Proceeds from issuance of common stock in public offering	—	14,558	—
Repurchase of common stock	(830)	—	—

Net cash from financing activities	41,384	62,659	4,892

Net change in cash and cash equivalents	(1,509)	2,431	(29,703)
Beginning cash and cash equivalents	5,403	2,972	32,675

Ending cash and cash equivalents	$3,894	$5,403	$2,972

Supplemental cash flow information:
Interest paid	$9,733	$6,741	$3,657
Income taxes paid	15	—	—

Supplemental noncash disclosures:
Transfers from loans to repossessed assets	$286	$218	$—
Securitization of single-family residential mortgage loans	—	—	18,497

(See accompanying notes.)
CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT  |  page 25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations and Principles of Consolidation:
The consolidated financial statements include Central Federal Corporation, its wholly-owned subsidiaries, CFBank and Ghent Road, Inc., together referred to as “the Company”. Ghent Road, Inc. was formed in 2006 and owns property. Intercompany transactions and balances are eliminated in consolidation.
The Company provides financial services through its offices in Fairlawn, Worthington, Wellsville and Calcutta, Ohio. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, the customers’ ability to repay their loans is dependent on the real estate and general economic conditions in the areas.
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
Cash Flows: Cash and cash equivalents include cash and deposits with other financial institutions with original maturities under 90 days. Net cash flows are reported for customer loan and deposit transactions, interest-bearing deposits in other financial institutions and borrowings with original maturities under 90 days.
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
Interest income on mortgage and commercial loans is discontinued at the time the loan is four payments delinquent unless the loan is well-secured and in process of collection. Consumer and credit card loans are typically charged-off no later than four payments past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.
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
Purchased Loans: The Company purchases individual loans and groups of loans. Purchased loans that show evidence of credit deterioration since origination are recorded at the amount paid, such that there is no carryover of the seller’s allowance for loan losses. After acquisition, incurred losses are recognized by an increase in the allowance for loan losses.
page 26  |  CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES ( CONTINUED )
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
Servicing Rights: Servicing rights are recognized separately when they are acquired through sales of loans. For sales of mortgage loans prior to January 1, 2007, a portion of the cost of the loan was allocated to the servicing right based on relative fair values. The Company adopted Statement No. 156, Accounting for Servicing of Financial Assets-an amendment of FASB Statement No. 140 (SFAS No. 156) on January 1, 2007, and for sales of mortgage loans beginning in 2007, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. The Company compares the valuation model inputs and results to published industry data in order to validate the model results and assumptions. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. No new loan servicing rights were recorded in 2007.
Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. Changes in valuation allowances are reported with loan servicing fees, net on the income statement. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.
Servicing fee income, which is reported on the income statement as loan servicing fees, net is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Loan servicing fees, net totaled $49, $59 and $16 for the years ended December 31, 2007, 2006 and 2005. Late fees and ancillary fees related to loan servicing are not material.
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
Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.
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
CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT  |  page 27

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Federal Home Loan Bank (FHLB) stock: CFBank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.
Bank Owned Life Insurance: CFBank purchased life insurance policies on certain directors and employees. Upon adoption of EITF 06-5, which is discussed further below, bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. Prior to adoption of EITF 06-5, the Company recorded owned life insurance at its cash surrender value.
In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-5, Accounting for Purchases of Life Insurance — Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4 (Accounting for Purchases of Life Insurance) (EITF 06-5). This Issue requires that a policyholder consider contractual terms of a life insurance policy in determining the amount that could be realized under the insurance contract. It also requires that if the contract provides for a greater surrender value if all individual policies in a group are surrendered at the same time, that the surrender value be determined based on the assumption that policies will be surrendered on an individual basis. Lastly, the Issue requires disclosure when there are contractual restrictions on the Company’s ability to surrender a policy. The adoption of EITF 06-5 on January 1, 2007 had no impact on the Company’s financial condition or results of operation.
Goodwill and Other Intangible Assets: Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment, or more frequently if events or circumstances indicate the asset might be impaired, and any such impairment is recognized in the period identified. Other intangible assets consisted of a noncompete agreement and prior owner intangible assets arising from the acquisition of Reserve Mortgages Services, Inc., (Reserve) in October 2004. They were initially measured at fair value and then amortized on the straight-line method over their estimated useful lives. See Note 7 — Goodwill and Intangible Assets for information regarding an impairment loss recognized in 2005.
Long-term Assets: Premises and equipment, other intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value. See Note 7 — Goodwill and Intangible Assets for information regarding an impairment loss recognized in 2005.
Loan Commitments and Related Financial Instruments: Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and commercial letters of credit issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.
Derivatives: Derivative financial instruments are recognized as assets or liabilities at fair value. The Company’s derivatives consist mainly of interest rate swap agreements, which are used as part of its asset liability management to help manage interest rate risk. The Company does not use derivatives for trading purposes.
The Company’s derivative transactions are considered instruments with no hedging designation (“stand-alone derivatives”). Changes in the fair value of the derivatives are reported currently in earnings, as noninterest income.
Mortgage Banking Derivatives: From time to time, the Company enters into rate lock commitments in the ordinary course of business. These derivatives are not designated as hedges and are carried at fair value. The net gain or loss on mortgage banking derivatives is included in gain on sale of loans.
Stock Based Compensation: Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), Share-based Payment, using the modified prospective transition method. Accordingly, the Company has recorded stock-based employee compensation cost using the fair value method starting in 2006. For 2006, adopting this standard had no effect on income before income taxes, net loss, basic and diluted loss per share, cash flow from operations or cash flows from financing activities related to stock options since there were no unvested options at January 1, 2006 and no options were granted during 2006. Options granted in 2007 are accounted for in accordance with SFAS 123R.
Prior to January 1, 2006, employee compensation expense under stock options was reported using the intrinsic value method; therefore, no stock-based compensation cost is reflected in net income for the year ended December 31, 2005, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant.
On June 23, 2005, the Board of Directors approved the accelerated vesting of all unvested stock options awarded prior to 2005 to eligible participants under the 1999 Stock Based Incentive Plan and the 2003 Equity Compensation Plan. As a result of the acceleration, unvested options granted in 2003 and 2004 to acquire 102,000 shares of the Company’s common stock, which
page 28  |  CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
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
The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, for the year ended December 31, 2005.

2005

Net loss as reported	$(3,290)
Deduct: Stock-based compensation expense determined under fair value based method	404

Pro forma net loss	$(3,694)

Basic loss per share as reported	$(1.49)
Pro forma basic loss per share	(1.68)
Diluted loss per share as reported	$(1.49)
Pro forma diluted loss per share	(1.68)

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
The Company adopted FASB Interpretation 48, Accounting for Uncertainty in Income Taxes (FIN 48), as of January 1, 2007. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no affect on the Company’s financial statements.
The Company recognizes interest and/or penalties related to income tax matters in income tax expense.
Retirement Plans: Pension expense is the net of service and interest cost, return on plan assets and amortization of gains and losses not immediately recognized. Employee 401(k) and profit sharing plan expense is the amount of matching contributions. Supplemental retirement plan expense allocates the benefits over years of service.
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
Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements. See Note 23 — Arbitration Loss and Note 24 — Dispute Resolution.
Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements. These balances do not earn interest.
CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT  |  page 29

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by CFBank to the holding company or by the holding company to shareholders.
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
Adoption of New Accounting Standards:
In February 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments (SFAS No. 155), which permits fair value remeasurement for hybrid financial instruments that contain an embedded derivative that otherwise would require bifurcation. Additionally, SFAS No. 155 clarifies the accounting guidance for beneficial interests in securitizations. Under SFAS No. 155, all beneficial interests in a securitization will require an assessment in accordance with SFAS No. 133 to determine if an embedded derivative exists within the instrument. In January 2007, the FASB issued Derivatives Implementation Group Issue B40, Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets (DIG Issue B40). DIG Issue B40 provides an exemption from the embedded derivative test of paragraph 13(b) of SFAS No. 133 for instruments that would otherwise require bifurcation if the test is met solely because of a prepayment feature included within the securitized interest and prepayment is not controlled by the security holder. SFAS No. 155 and DIG Issue B40 are effective for fiscal years beginning after September 15, 2006. The adoption of SFAS No. 155 and DIG Issue B40 did not have a material impact on the Company’s consolidated financial position or results of operations.
Effect of Newly Issued But Not Yet Effective Accounting Standards:
In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The Statement is effective for fiscal years beginning after November 15, 2007. The Company does not expect the impact of this Statement to be material.
In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Company on January 1, 2008. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.
In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants’ employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue is effective for fiscal years beginning after December 15, 2007. The Company does not expect the impact of this issue to be material.
On November 5, 2007, the SEC issued Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value through Earnings (SAB 109). Previously, SAB 105, Application of Accounting Principles to Loan Commitments, stated that in measuring the fair value of a derivative loan commitment, a company should not incorporate the expected net future cash flows related to the associated servicing of the loan. SAB 109 supersedes SAB 105 and indicates that the expected net future cash flows related to the associated servicing of the loan should be included in measuring fair value for all written loan commitments that are accounted for at fair value through earnings. SAB 105 also indicated that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment, and SAB 109 retains that view. SAB 109 is effective for derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Company does not expect the impact of this standard to be material.
page 30  |  CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT

NOTE 2 — SECURITIES
The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

		GROSS	GROSS
	FAIR	UNREALIZED	UNREALIZED
	VALUE	GAINS	LOSSES

2007
Federal agency	$6,993	$4	$(9)
State and municipal	1,009	—	—
Mortgage-backed	20,396	345	(56)

Total	$28,398	$349	$(65)

2006
Federal agency	$5,883	$—	$(122)
State and municipal	1,979	—	(35)
Mortgage-backed	21,464	251	(132)

Total	$29,326	$251	$(289)

Sales of available for sale securities were as follows:

	2007	2006	2005

Proceeds	$—	$4,395	$1,435
Gross gains	—	—	—
Gross losses	—	(5)	—

The tax benefit related to the net realized loss was $2 for the year ended 2006.
CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT  |  page 31

NOTE 2 — SECURITIES (CONTINUED)
The fair value of debt securities at year-end 2007 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

AVAILABLE FOR SALE FAIR VALUE

Due in one year or less	$5,987
Due from one to five years	2,015
Mortgage-backed	20,396

Total	$28,398

Securities at year-end 2007 and 2006 with a carrying amount of $15,401 and $10,748 were pledged to secure Federal Home Loan Bank advances. Securities at year-end 2007 and 2006 with a carrying amount of $10,256 and $350 were pledged to secure public deposits and repurchase agreements. At year-end 2007 and 2006, there were no holdings of securities of any one issuer, other than federal agencies, in an amount greater than 10% of shareholders’ equity.
Securities with unrealized losses at year-end 2007 and 2006, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

2007	LESS THAN 12 MONTHS		12 MONTHS OR MORE		TOTAL
DESCRIPTION OF SECURITIES	FAIR VALUE	UNREALIZED LOSS	FAIR VALUE	UNREALIZED LOSS	FAIR VALUE	UNREALIZED LOSS

Federal agency	$995	$—	$4,992	$(9)	$5,987	$(9)
State and municipal	1,009	—	—	—	1,009	—
Mortgage-backed	905	—	3,811	(56)	4,716	(56)

Total temporarily impaired	$2,909	$—	$8,803	$(65)	$11,712	$(65)

2006	LESS THAN 12 MONTHS		12 MONTHS OR MORE		TOTAL
DESCRIPTION OF SECURITIES	FAIR VALUE	UNREALIZED LOSS	FAIR VALUE	UNREALIZED LOSS	FAIR VALUE	UNREALIZED LOSS

Federal agency	$—	$—	$5,883	$(122)	$5,883	$(122)
State and municipal	—	—	1,979	(35)	1,979	(35)
Mortgage-backed	2,518	(8)	6,876	(124)	9,394	(132)

Total temporarily impaired	$2,518	$(8)	$14,738	$(281)	$17,256	$(289)

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
page 32  |  CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT

NOTE 3 — LOANS
Loans at year end were as follows:

	2007	2006

Commercial	$35,334	$31,913
Real estate:
Single-family residential	31,082	30,209
Multi-family residential	43,789	47,247
Commercial	95,088	47,474
Consumer	28,248	30,246

Subtotal	233,541	187,089
Less: Net deferred loan fees	(382)	(285)
Allowance for loan losses	(2,684)	(2,109)

Loans, net	$230,475	$184,695

Real estate loans include $6,184 and $4,454 construction loans at year-end 2007 and 2006.
Activity in the allowance for loan losses was as follows:

	2007	2006	2005

Beginning balance	$2,109	$1,495	$978
Provision for loan losses	539	820	674
Loans charged-off	(44)	(302)	(255)
Recoveries	80	96	98

Ending balance	$2,684	$2,109	$1,495

Impaired loans are not material for any period presented.
Nonaccrual loans and loans past due over 90 days still on accrual were as follows:

	2007	2006

Loans past due over 90 days still on accrual	$97	$—
Nonaccrual loans	391	297

Nonaccrual loans and loans past due over 90 days still on accrual include both smaller balance single-family mortgage and consumer loans that are collectively evaluated for impairment and individually classified impaired loans.
CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT  |  page 33

NOTE 4 — LOAN SERVICING
Loans held for sale at year end are as follows:

	2007	2006

Loans held for sale	$457	$2,000
Less: Allowance to adjust to lower of cost or market	—	—

Loans held for sale, net	$457	$2,000

Mortgage loans serviced for others are not reported as assets. The principal balances of these loans at year end are as follows:

	2007	2006

Mortgage loans serviced for Freddie Mac	$26,340	$30,923

Custodial escrow balances maintained in connection with serviced loans were $402 and $438 at year-end 2007 and 2006.
Activity for mortgage servicing rights and the related valuation allowance follows:

	2007	2006	2005

Servicing rights, net of valuation allowance:
Beginning of year	$201	$250	$208
Additions	—	—	120
Amortized to expense	(46)	(66)	(74)
Change in valuation allowance	2	17	(4)

End of year	$157	$201	$250

Valuation allowance:
Beginning of year	$7	$24	$20
Additions expensed	—	—	4
Reductions credited to expense	(2)	(17)	—

End of year	$5	$7	$24

The fair value of capitalized mortgage servicing rights was $255 and $306 at year-end 2007 and 2006. Fair value at year-end 2007 was determined using a 10% discount rate and prepayment speeds ranging from 190% to 960%, depending on the stratification of the specific right. Fair value at year-end 2006 was determined using a 10% discount rate and prepayment speeds ranging from 143% to 960%, depending on the stratification of the specific right.
The weighted average amortization period is 4.1 years. Estimated amortization expense for each of the next five years is:

2008	$44
2009	42
2010	40
2011	33
2012	3

page 34  |  CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT

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
NOTE 6 — PREMISES AND EQUIPMENT
Year-end premises and equipment were as follows:

	2007	2006

Land and land improvements	$1,995	$1,282
Buildings	3,551	1,880
Furniture, fixtures and equipment	2,904	2,691
Leasehold improvements	434	487
Construction in process	—	338

	8,884	6,678
Less: accumulated depreciation	(3,167)	(2,573)

	$5,717	$4,105

The Company leases certain office properties. Rent expense was $365, $348, and $351 for 2007, 2006 and 2005. Rent commitments under noncancelable operating leases were as follows, before considering renewal options that generally are present.

2008	$148
2009	151
2010	154
2011	157
2012	160
Thereafter	204

Total	$974

The Company is a one-third owner of a limited liability company that owns and manages the office building at 2923 Smith Road, Fairlawn, Ohio 44333 where the Company’s headquarters and CFBank’s Fairlawn office are located. The Company entered into a 10 year lease with the limited liability company in March 2004 that calls for monthly payments of $11, increasing 2% annually for the life of the lease through March 2014. The rental commitments above relate to this lease. Total rent expense under this operating lease, including common area maintenance costs per the lease agreement, was $187, $183 and $171 in 2007, 2006 and 2005.
The former President of Reserve is a 100% owner of a company that owns and manages the office building at 1730 Akron-Peninsula Road, Akron, Ohio 44313 where CFBank’s mortgage services office was located. Lease agreements were for 5 year terms expiring at various times from May 2007 through December 2009, and called for monthly rental payments of $7, increasing 3% annually for the lives of the respective leases. In 2007, CFBank’s mortgage services operations were moved to the Fairlawn office and a $100 lease termination expense was paid in settlement of the remaining future lease obligations. Total rent expense was $148, including the $100 lease termination expense, $80 and $86 in 2007, 2006 and 2005.
CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT  |  page 35

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
Acquired Intangible Assets
In association with the goodwill impairment loss, it was determined that the carrying amount of other intangible assets related to the Reserve acquisition was not recoverable and exceeded the fair value. An impairment loss of $217, the unamortized balance of other intangible assets, was recorded in 2005. Aggregate amortization expense was $82 for 2005.
NOTE 8 — DEPOSITS
Time deposits of $100 or more were $65,945 and $44,591 at year-end 2007 and 2006.
Scheduled maturities of time deposits for the next five years were as follows.

2008	$79,194
2009	23,100
2010	4,619
2011	6,556
2012	200
Thereafter	499

$114,168

Time deposits included $53,630 and $30,454 in brokered deposits at year-end 2007 and 2006.
page 36  |  CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT

NOTE 9 — FEDERAL HOME LOAN BANK ADVANCES
At year end, advances from the Federal Home Loan Bank were as follows:

	2007	2006

Maturity January 2008 at 4.00% floating rate	$38,250	$—
Maturity January 2007 at 5.18% floating rate	—	21,250
Maturities March 2008 thru March 2010, fixed at rates from 2.90% to 5.60%, averaging 4.89%	11,200	—
Maturities March 2007 thru June 2009, fixed at rates from 2.44% to 5.60%, averaging 4.16%	—	11,270

Total	$49,450	$32,520

Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances.
The advances were collateralized as follows:

	2007	2006

First mortgage loans under a blanket lien arrangement	$26,649	$30,422
Second mortgages	577	679
Multi-family mortgage loans	15,227	12,580
Home equity lines of credit	9,918	10,495
Commercial real estate loans	62,287	35,028
Securities	15,401	10,748

Total	$130,059	$99,952

Based on this collateral and CFBank’s holdings of FHLB stock, CFBank is eligible to borrow up to $64,686 at year-end 2007.
Payment information
Required payments over the next five years are:

2008	$40,250
2009	8,200
2010	1,000

Total	$49,450

CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT  |  page 37

NOTE 10 — OTHER BORROWINGS
CFBank has lines of credit totaling $11,000 with two commercial banks. CFBank entered into an agreement for a $5,000 line in 2006 and an additional $6,000 line in 2007.
At December 31, 2007 there was no outstanding balance for the lines of credit. Interest on the lines accrues daily and is variable based on the bank’s federal funds rate.

	2007	2006

Commercial bank lines of credit
Average daily balance during the year	$4	$—
Average interest rate during the year	5.67%	5.88%
Maximum month-end balance during the year	$373	$—

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
The trust preferred securities and subordinated debentures have a variable rate of interest, reset quarterly, equal to the three month London Interbank Offered Rate (LIBOR) plus 2.85%, which was 8.08% at year-end 2007.
page 38  |  CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT

NOTE 12 — BENEFIT PLANS
Multi-employer pension plan: The Company participates in a multi-employer contributory trusteed pension plan. The retirement benefits to be provided by the plan were frozen as of June 30, 2003 and future employee participation in the plan was stopped. The plan was maintained for all eligible employees and the benefits were funded as accrued. The cost of funding was charged directly to operations. The unfunded liability at June 30, 2007 totaled $286. The Company’s contribution for the plan years ending June 30, 2008, June 30, 2007 and June 30, 2006, totaled $124, $127 and $90.
401(k) Plan: A 401(k) benefit plan allows employee contributions up to the maximum amount allowable under federal tax regulations, which are matched equal to 25% of the first 8% of the compensation contributed. Expense for 2007 was $41. Prior to 2007 the Company match was on a discretionary basis. There was no match in 2006 or 2005.
Salary Continuation Agreement: In 2004, the Company initiated a nonqualified salary continuation agreement for the Vice-Chairman of the Company. Benefits provided under the plan are unfunded, and payments will be made the by Company. Under the plan, the Company pays him, or his beneficiary, a benefit of $25 annually for 20 years, beginning the earlier of March 2008 or termination of his employment. The expense related to this plan totaled $92, $73 and $68 in 2007, 2006 and 2005. The accrual is included in accrued interest payable and other liabilities in the consolidated balance sheets and totaled $271 and $179 at year-end 2007 and 2006.
Life Insurance Benefits: CFBank entered into agreements with certain employees, former employees and directors to provide life insurance benefits which are funded through life insurance policies purchased and owned by CFBank. The expense related to these benefits totaled $22, $16 and $11 in 2007, 2006 and 2005. The accrual is included in accrued interest payable and other liabilities in the consolidated balance sheets and totaled $150 and $128 at year-end 2007 and 2006.
NOTE 13 — INCOME TAXES
Income tax expense (benefit) was as follows.

	2007	2006	2005

Current federal	$(2)	$(5)	$93
Deferred federal	(61)	(39)	(470)

Total	$(63)	$(44)	$(377)

Effective tax rates differ from federal statutory rate of 34% applied to loss before income taxes due to the following:

	2007	2006	2005

Federal statutory rate times financial statement loss	$(27)	$(28)	$(1,247)
Effect of:
Bank owned life insurance income	(42)	(39)	(44)
Goodwill impairment	—	—	595
FHLB stock redemption	—	—	344
Other	6	23	(25)

	$(63)	$(44)	$(377)

Effective tax rate	78.8%	54.3%	10.3%

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
CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT  |  page 39

NOTE 13 — INCOME TAXES (CONTINUED)
Year-end deferred tax assets and liabilities were due to the following:

	2007	2006

Deferred tax assets:
Allowance for loan losses	$912	$717
Deferred loan fees	120	126
Post-retirement death benefits	51	44
Deferred compensation	92	61
Nonaccrual interest	7	14
Accrued stock awards	66	77
Net operating loss	1,310	1,830
Unrealized loss on securities available for sale	—	13
Other	156	30

	2,714	2,912
Deferred tax liabilities:
Depreciation	106	162
FHLB stock dividend	372	547
Mortgage servicing rights	53	68
Prepaid expenses	36	36
Unrealized gain on securities available for sale	97	—
Other	55	55

	719	868

Net deferred tax asset	$1,995	$2,044

Federal income tax laws provided additional bad debt deductions through 1987, totaling $2,250. Accounting standards do not require a deferred tax liability to be recorded on this amount, which otherwise would total $765 at year-end 2007. If CFBank were liquidated or otherwise ceases to be a bank or if tax laws were to change, this amount would be expensed.
No valuation allowance has been recorded against the deferred tax asset for net operating losses because the benefit is more likely than not to be realized. Net operating losses totaling $700, $2,714 and $437 expire in 2023, 2024 and 2025, respectively.
The adoption of FIN 48 at January 1, 2007 had no impact on the Company’s financial statements. At January 1, 2007 and December 31, 2007, the Company had no unrecognized tax benefits recorded. The Company does not expect the amount of unrecognized tax benefits to significantly change within the next twelve months.
The Company is subject to U.S. federal income tax as well as West Virginia state income tax. The Company is no longer subject to federal or West Virginia examination for years prior to 2004. The tax years 2004-2006 remain open to federal and West Virginia examination.
NOTE 14 — RELATED PARTY TRANSACTIONS
Loans to principal officers, directors, and their affiliates during 2007 were as follows.

Beginning balance	$1,344
New loans	1,393
Repayments	(57)

Ending balance	$2,680

Deposits from principal officers, directors, and their affiliates at year-end 2007 and 2006 were $1,583 and $1,640.
page 40  |  CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT

NOTE 15 - STOCK — BASED COMPENSATION
The Company has two share based compensation plans as described below. Total compensation cost that has been charged against income for those plans was $167, $166, and $240 for 2007, 2006 and 2005. The total income tax benefit was $52, $56, and $82.
Stock-based incentive plans (SBIP) provide for stock option grants and restricted stock awards to directors, officers and employees. The 1999 Stock-based Incentive Plan was approved by shareholders on July 13, 1999. The plan provided 193,887 shares for stock option grants and 77,554 shares for restricted stock awards. The 2003 Equity Compensation Plan was ratified by shareholders on April 23, 2003 and provided an aggregate of 100,000 shares for stock option grants and restricted stock awards, including up to a maximum of 30,000 shares for restricted stock awards. An amendment and restatement of the 2003 Equity Compensation Plan was approved by stockholders on April 20, 2005 to provide an additional 100,000 shares of Company stock for stock option grants and restricted stock awards, including up to a maximum of 30,000 shares for restricted stock awards. A second amendment and restatement of the 2003 Equity Compensation Plan was approved by stockholders on May 20, 2006 to provide an additional 100,000 shares of Company stock for stock option grants and restricted stock awards, including up to a maximum of 30,000 shares for restricted stock awards. A third amendment and restatement of the 2003 Equity Compensation Plan was approved by stockholders on May 17, 2007 to provide an additional 200,000 shares of Company stock for stock option grants and restricted stock awards, including up to a maximum of 60,000 shares for restricted stock awards.
Stock Options
The Plans permit the grant of share options to directors, officers and employees for up to 693,887 shares of common stock. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards are granted with an exercise price equal to the market price of the Company’s common stock at the date of grant; those option awards generally have vesting periods ranging from 3 to 5 years and have 10-year contractual terms.
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

	2007	2006	2005

Risk-free interest rate	4.61%	—	3.85%
Expected term (years)	6	—	6
Expected stock price volatility	22%	—	27%
Dividend yield	4.66%	—	3.46%
A summary of stock option activity in the plans for 2007 is as follows.

	2007
		WEIGHTED	WEIGHTED AVERAGE
		AVERAGE EXERCISE	REMAINING CONTRACTUAL	INTRINSIC
	SHARES	PRICE	TERM (YEARS)	VALUE

Outstanding at beginning of year	273,272	$11.23	6.7
Granted	26,350	7.93	—
Exercised	—	—	—
Forfeited or expired	—	—	—

Outstanding at end of year	299,622	$10.94	6.0	$—
Exercisable at end of year	278,272	$11.21	5.7	$—

CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT  |  page 41

NOTE 15 - STOCK — BASED COMPENSATION (CONTINUED)
Information related to stock options during each year follows:

	2007	2006	2005

Intrinsic value of options exercised	$—	$—	$157
Cash received from option exercises	—	—	375
Tax benefit realized from option exercises	—	—	54

Weighted average fair value of options granted	0.99	—	2.27

As of December 31, 2007, there was $11 of total unrecognized compensation cost related to nonvested stock options granted under the Plans. The cost is expected to be recognized over a weighted-average period of 1.5 years.
Restricted Stock Awards
The Plans permit the grant of restricted stock awards to directors, officers and employees. Compensation expense is recognized over the vesting period of the shares based on the fair value of the stock at issue date. The fair value of the stock was determined using the closing share price on the date of grant. Shares issuable under the plans totaled 60,000 at year-end 2007, 18,250 shares were issued in 2007 and no shares were issued in 2006.
A summary of changes in the Company’s nonvested shares for the year follows:

	2007
		Weighted Average
	Shares	Grant-Date Fair Value

Nonvested at January 1, 2007	29,552	$11.36
Granted	18,250	7.35
Vested	(15,277)	12.05
Forfeited	—	—

Nonvested at December 31, 2007	32,525	$8.79

As of December 31, 2007, there was $92 of total unrecognized compensation cost related to nonvested shares granted under the Plans. The cost is expected to be recognized over a weighted-average period of 1.0 years. The total fair value of shares vested during the years ended December 31, 2007, 2006 and 2005 was $106, $123 and $140.
page 42  |  CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT

NOTE 16 — CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS
CFBank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes as of December 31, 2007, CFBank meets all capital adequacy requirements to which it is subject.
Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2007 and 2006, the most recent regulatory notifications categorized CFBank as well capitalized under the regulatory framework for prompt corrective action. In January 2006, the holding company contributed $10.4 million in additional capital to CFBank. There are no conditions or events since that notification that management believes have changed the institution’s category.
Actual and required capital amounts and ratios are presented below at year end.

					TO BE WELL CAPITALIZED UNDER
	ACTUAL		FOR CAPITAL ADEQUACY PURPOSES		PROMPT CORRECTIVE ACTION REGULATIONS
	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO

2007
Total Capital to risk weighted assets	$26,097	11.0%	$18,962	8.0%	$23,702	10.0%
Tier 1 (Core) Capital to risk weighted assets	23,433	9.9%	9,481	4.0%	14,221	6.0%
Tier 1 (Core) Capital to adjusted total assets	23,433	8.5%	11,051	4.0%	13,813	5.0%
Tangible Capital to adjusted total assets	23,433	8.5%	4,144	1.5%	N/A	N/A

2006
Total Capital to risk weighted assets	$24,972	12.6%	$15,915	8.0%	$19,894	10.0%
Tier 1 (Core) Capital to risk weighted assets	22,863	11.5%	7,958	4.0%	11,936	6.0%
Tier 1 (Core) Capital to adjusted total assets	22,863	9.8%	9,342	4.0%	11,678	5.0%
Tangible Capital to adjusted total assets	22,863	9.8%	3,503	1.5%	N/A	N/A
The Qualified Thrift Lender test requires at least 65% of assets be maintained in housing-related finance and other specified areas. If this test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or CFBank must convert to a commercial bank charter. Management believes that this test is met.
CFBank converted from a mutual to a stock institution, and a “liquidation account” was established at $14,300, which was net worth reported in the conversion prospectus. The liquidation account represents a calculated amount for the purposes described below, and it does not represent actual funds included in the consolidated financial statements of the Company. Eligible depositors who have maintained their accounts, less annual reductions to the extent they have reduced their deposits, would receive a distribution from this account if CFBank liquidated. Dividends may not reduce CFBank’s shareholder’s equity below the required liquidation account balance.
Dividend Restrictions
The holding company’s principal source of funds for dividend payments is dividends received from CFBank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year’s net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above. During 2008, CFBank could, without prior approval, declare dividends of approximately $882 plus any 2008 net profits retained to the date of the dividend declaration.
CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT  |  page 43

NOTE 17 — INTEREST- RATE SWAPS
The Company utilizes interest-rate swap agreements as part of its asset liability management strategy to help manage its interest rate risk position. The notional amount of the interest-rate swaps does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest-rate swap agreements.
The Company has a program whereby it lends to its borrowers at a fixed rate with the loan agreement containing a two-way yield maintenance provision. If the borrower prepays the loan, the yield maintenance provision will result in a prepayment penalty or benefit depending on the interest rate environment at the time of prepayment. This provision represents an embedded derivative which is required to be bifurcated from the host loan contract in accordance with SFAS No. 133, “Accounting for Derivatives and Hedging Activities.” As the result of bifurcating the embedded derivative, the Company records the transaction with the borrower as a floating rate loan and a pay floating / receive fixed interest-rate swap. To offset the risk of the interest-rate swap with the borrower, the Company enters interest-rate swaps with outside counterparties that mirror the terms of the interest-rate swap between the Company and the borrower. Both interest-rate swaps are carried as freestanding derivatives with their changes in fair value reported in current earnings. The change in the fair value of the interest-rate swaps with borrowers was an increase of $124 which was offset by a decrease in value of $124 on the interest-rate swaps with outside parties, and together resulted in no impact on income.
Summary information about the interest-rate swaps between the Company and its borrowers is as follows:

	2007	2006

Notional amount	$3,689	$1,092
Weighted average receive rate	5.15%	5.48%
Weighted average pay rate	5.04%	5.32%
Weighted average maturity (years)	9.4	9.7
Fair value of interest-rate swap	$156	$32
Summary information about the interest-rate swaps between the Company and outside parties is as follows:

	2007	2006

Notional amount	$3,689	$1,092
Weighted average pay rate	5.15%	5.48%
Weighted average receive rate	5.04%	5.32%
Weighted average maturity (years)	9.4	9.7
Fair value of interest-rate swap	$(156)	$(32)
The fair value of the interest-rate swaps at December 31, 2007 and 2006 is reflected in other assets and other liabilities.
page 44  |  CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT

NOTE 1 8 — LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES
Some financial instruments, such as loan commitments, credit lines, letters of credit and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.
The contractual amount of financial instruments with off-balance-sheet risk at year end were as follows.

	2007		2006
	FIXED RATE	VARIABLE RATE	FIXED RATE	VARIABLE RATE

Commitments to make loans	$1,492	$2,687	$3,476	$4,845
Unused lines of credit	72	26,468	76	23,921
Standby letters of credit	37	—	55	—
Commitments to make loans are generally made for periods of 60 days or less, except for construction loan commitments, which are typically for a period of one year, and loans under a specific drawdown schedule, which are based on the individual contracts. The fixed rate loan commitments have interest rates ranging from 5.63% to 7.75% with maturities ranging from 5 years to 30 years at December 31, 2007. The fixed rate loan commitments have interest rates ranging from 6.13% to 8.65% with maturities ranging from 3 years to 30 years at December 31, 2006.
CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT  |  page 45

NOTE 19 — FAIR VALUES OF FINANCIAL INSTRUMENTS
Carrying amounts and estimated fair values of financial instruments were as follows at year end.

	2007		2006
	CARRYING	FAIR	CARRYING	FAIR
	AMOUNT	VALUE	AMOUNT	VALUE

Financial assets
Cash and cash equivalents	$3,894	$3,894	$5,403	$5,403
Securities available for sale	28,398	28,398	29,326	29,326
Loans held for sale	457	466	2,000	2,000
Loans, net	230,475	230,605	184,695	185,795
Federal Home Loan Bank stock	1,963	—	2,813	—
Accrued interest receivable	1,360	1,360	1,119	1,119
Interest-rate swaps	156	156	32	32

Financial liabilities
Deposits	(194,308)	(192,422)	(167,591)	(167,953)
Federal Home Loan Bank advances	(49,450)	(49,600)	(32,520)	(32,479)
Subordinated debentures	(5,155)	(5,155)	(5,155)	(5,155)
Accrued interest payable	(301)	(301)	(239)	(239)
Interest-rate swaps	(156)	(156)	(32)	(32)
The methods and assumptions used to estimate fair value are described as follows.
Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. It was not practicable to determine the fair value of FHLB stock due to restrictions placed on its transferability. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements. The fair value of interest-rate swaps is based on market prices or dealer quotes.
page 46  |  CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT

NOTE 20 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
Condensed financial information of Central Federal Corporation follows.
CONDENSED BALANCE SHEETS
DECEMBER 31

	2007	2006

Assets
Cash and cash equivalents	$6,125	$9,298
Investment in banking subsidiary	24,767	23,944
Investment in and advances to other subsidiaries	1,065	512
Other assets	823	924

Total assets	$32,780	$34,678

Liabilities and equity
Subordinated debentures	$5,155	$5,155
Accrued expenses and other liabilities	246	438
Shareholders’ equity	27,379	29,085

Total liabilities and shareholders’ equity	$32,780	$34,678

CONDENSED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31

	2007	2006	2005

Interest expense	$426	$416	$321
Other expense	328	303	308

Loss before income tax and undistributed subsidiaries’ operations	(754)	(719)	(629)
Income tax benefit	247	232	239
Effect of subsidiaries’ operations	490	450	(2,900)

Net loss	$(17)	$(37)	$(3,290)

CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT  |  page 47

NOTE 20 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)
CONDENSED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31

	2007	2006	2005

Cash flows from operating activities
Net loss	$(17)	$(37)	$(3,290)
Adjustments:
Effect of subsidiaries’ operations	(490)	(450)	2,900
Change in other assets and other liabilities	91	(175)	(716)

Net cash from operating activities	(416)	(662)	(1,106)

Cash flows from investing activities
Investments in banking subsidiary	—	(10,000)	—
Investments in subsidiaries	(525)	(158)	17

Net cash from investing activities	(525)	(10,158)	17

Cash flows from financing activities
Proceeds from common stock issued in public offering	—	14,558	—
Proceeds from exercise of stock options	—	—	375
Purchase of treasury stock	(830)	—	—
Dividends paid	(1,402)	(1,429)	(801)

Net cash from financing activities	(2,232)	13,129	(426)

Net change in cash and cash equivalents	(3,173)	2,309	(1,515)
Beginning cash and cash equivalents	9,298	6,989	8,504

Ending cash and cash equivalents	$6,125	$9,298	$6,989

page 48  |  CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT

NOTE 21 — EARNINGS PER SHARE
The factors used in the earnings per share computation follow.

	2007	2006	2005

Basic
Net loss	$(17)	$(37)	$(3,290)

Weighted average common shares outstanding	4,467,750	4,452,119	2,203,623

Basic loss per common share	$—	$(0.01)	$(1.49)

Diluted
Net loss	$(17)	$(37)	$(3,290)

Weighted average common shares outstanding for basic loss per share	4,467,750	4,452,119	2,203,623
Add: Dilutive effects of assumed exercises of stock options and stock based incentive plan shares	—	—	—

Average shares and dilutive potential common shares	4,467,750	4,452,119	2,203,623

Diluted loss per common share	$—	$(0.01)	$(1.49)

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

	2007	2006	2005

Stock options	292,730	277,655	270,131

Stock based incentive plan shares	17,221	15,401	29,366

CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT  |  page 49

NOTE 22 — SEGMENT INFORMATION
The reportable segments are determined by the products and services offered, primarily distinguished between banking and mortgage banking operations. Loans, securities, deposits and servicing fees provide the revenues in the banking operation, and single-family residential mortgage loan sales provide the revenues in mortgage banking. All operations are domestic.
The accounting policies for segments are the same as those described in the summary of significant accounting policies. Segment performance is evaluated using net income. Goodwill was allocated to mortgage banking. Income taxes are allocated and transactions among segments are made at fair value. Parent and Other includes activities that are not directly attributed to the reportable segments, and is comprised of the Parent Company and elimination entries between all segments. Information reported internally for performance assessment follows:

	BANKING	MORTGAGE BANKING	PARENT AND OTHER	CONSOLIDATED TOTAL

2007
Net interest income (expense)	$8,093	$61	$(426)	$7,728
Provision for loan losses	(539)	—	—	(539)
Net gain (loss) on sales of loans	(79)	312	—	233
Other revenue	473	—	22	495
Depreciation and amortization	(604)	(15)	—	(619)
Other expense	(5,965)	(1,084)	(329)	(7,378)

Income (loss) before income tax	1,379	(726)	(733)	(80)
Income tax expense (benefit)	432	(246)	(249)	(63)

Net income (loss)	$947	$(480)	$(484)	$(17)

December 31, 2007
Segment assets	$276,947	$737	$1,898	$279,582

2006
Net interest income (expense)	$7,090	$91	$(416)	$6,765
Provision for loan losses	(820)	—	—	(820)
Net gain (loss) on sales of loans	(90)	416	—	326
Other revenue	471	(4)	30	497
Depreciation and amortization	(399)	(107)	—	(506)
Other expense	(5,480)	(565)	(298)	(6,343)

Income (loss) before income tax	772	(169)	(684)	(81)
Income tax expense (benefit)	245	(57)	(232)	(44)

Net income (loss)	$527	$(112)	$(452)	$(37)

December 31, 2006
Segment assets	$232,074	$2,518	$1,436	$236,028

page 50  |  CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT

NOTE 22 — SEGMENT INFORMATION (CONTINUED)

	BANKING	MORTGAGE BANKING	PARENT AND OTHER	CONSOLIDATED TOTAL

2005
Net interest income (expense)	$5,266	$23	$(321)	$4,968
Provision for loan losses	(674)	—	—	(674)
Net gain (loss) on sales of loans	(19)	488	—	469
Other revenue	364	—	33	397
Impairment loss on goodwill and intangibles	—	(1,966)	—	(1,966)
Depreciation and amortization	(394)	(103)	—	(497)
Other expense	(5,334)	(728)	(302)	(6,364)

Loss before income tax	(791)	(2,286)	(590)	(3,667)
Income tax expense (benefit)	44	(182)	(239)	(377)

Net loss	$(835)	$(2,104)	$(351)	$(3,290)

December 31, 2005
Segment assets	$168,973	$2,589	$1,459	$173,021

NOTE 23 — ARBITRATION LOSS
Richard J. O’Donnell, the former President of Reserve, filed for arbitration against CFBank for breach of his employment agreement and in September 2007 was awarded $662 plus 5,000 options to purchase Company stock. CFBank paid the award and the Company granted the options. CFBank was reimbursed by its insurance provider for $36 in legal fees that were part of the award. The arbitration loss of $641, which included $15 in payroll taxes related to the award, is included in salaries and employee benefits expense in the consolidated statement of operations.
NOTE 24 — DISPUTE RESOLUTION
In June 2005, CFBank executed an agreement with Kaleidico LLC for creation of a residential mortgage lead generation interface system. CFBank maintains that it owns the intellectual property developed under the contract. CFBank, further maintaining that the system developed under the contract by Kaleidico is functionally inadequate, seeks the return of the intellectual property.
Kaleidico resists CFBank’s ownership claim. The contract between CFBank and Kaleidico calls for dispute resolution through arbitration, although CFBank and Kaleidico are first attempting informal resolution through negotiation. An outcome cannot be determined at this time.
CENTRAL FEDERAL CORPORATION 2007 ANNUAL REPORT  |  page 51

BOARD OF DIRECTORS AND OFFICERS

CENTRAL FEDERAL	CENTRAL FEDERAL	CFBANK EXECUTIVE	CFBANK COLUMBUS	CFBANK
CORPORATION AND	CORPORATION	OFFICERS	DEVELOPMENT	COLUMBIANA COUNTY
CFBANK BOARD OF	OFFICERS		BOARD	DEVELOPMENT BOARD
DIRECTORS

Mark S. Allio	Mark S. Allio	Mark S. Allio	James J. Chester	Nicholas T. Amato
Chairman, President and	Chairman, President &	Chairman & Chief	Partner, Chester Willcox	Attorney
Chief Executive Officer	Chief Executive Officer	Executive Officer	& Saxbe, LLP	Amato Law Office
Central Federal Corporation
Chairman & Chief Executive	Eloise L. Mackus, Esq.	Raymond E. Heh	R. Parker MacDonell	Chuck R. Blasdel
Officer CFBank	Senior Vice President,	President & Chief	President, Columbus Region	Political/Government
	General Counsel & Secretary	Operating Officer	CFBank	Consultant
David C. Vernon
Chairman Emeritus	Therese A. Liutkus, CPA	R. Parker MacDonell	John L. Mead	James J. Sabatini II
Central Federal Corporation	Treasurer & Chief Financial	President, Columbus Region	Managing Partner	Trustee, St. Clair Township
and CFBank	Officer		The Wickford Companies	Co-Owner, Sabatini Shoes
Eloise L. Mackus, Esq.
Jeffrey W. Aldrich	Laura L. Martin	Senior Vice President,	Douglas S. Morgan	James V. Saracco
Former President	Assistant Secretary	General Counsel & Secretary	Managing Partner	Village Administrator
Sterling China Co.			Columbus Office	Village of Wellsville
		Therese A. Liutkus, CPA	Calfee, Halter & Griswold LLP
Thomas P. Ash		Treasurer & Chief		Diana M. Spencer
Director of Governmental		Financial Officer	Louis A. Nobile, Jr.	Assistant Vice President
Relations			Former President	& Regional Manager,
Buckeye Association of		William R. Reed	Bank One Lima	Columbiana County CFBank
School Administrators		Senior Credit Officer
			Robert F. Parsons	Penny J. Traina
William R. Downing			Director of Development	Commissioner
President, R.H. Downing Inc.			& Marketing Communities	Columbiana County
in Schools, Columbus Inc.
Gerry W. Grace
Former President			Joseph Robertson, IV
Grace Services, Inc.			Managing Director
RBC Capital Markets
Jerry F. Whitmer, Esq.
Of Counsel			Brenda K. Stier
Brouse McDowell			President, Marketing Works

Steven J. Yakubov
Interventional Cardiologist
Mid Ohio Cardiology and
Vascular Consultants
CFBANK OFFICE LOCATIONS

CALCUTTA, OH	FAIRLAWN, OH	WELLSVILLE, OH	WORTHINGTON, OH

49028 Foulks Drive	2923 Smith Road	601 Main Street	7000 North High Street
Calcutta, Ohio 43920	Fairlawn, Ohio 44333	Wellsville, Ohio 43968	Worthington, Ohio 43085
330-385-4323	330-666-7979	330-532-1517	614-334-7979
CORPORATE DATA
ANNUAL REPORT
A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission will be available March 28, 2008 without charge upon written request to:
Therese A. Liutkus, CPA
Treasurer and Chief Financial Officer
Central Federal Corporation
2923 Smith Road
Fairlawn, Ohio 44333
Phone: 330-576-1209
Fax: 330-576-1339
Email: TerriLiutkus@cfbankmail.com
ANNUAL MEETING
The Annual Meeting of Shareholders of Central Federal Corporation will be held at 10am on Thursday, May 15, 2008 at the Fairlawn Country Club, 200 North Wheaton Road, Fairlawn, Ohio.
SHAREHOLDER SERVICES
Registrar and Transfer Company serves as transfer agent for Central Federal Corporation shares. Communications regarding change of address, transfer of shares or lost certificates should be sent to:
Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
Phone: 800-368-5948
Printed on recycled paper
page 52    |