Form 10-K, Exhibit 13
period 2008-12-31
CENTRAL FEDERAL CORP
filed 2009-03-27
CIK 1070680

Exhibit 13.1
2008 ANNUAL REPORT

TABLE OF CONTENTS

3	MESSAGE TO SHAREHOLDERS
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
4	Selected Financial and Other Data
6	Forward-Looking Statements
6	General
8	Financial Condition
10	Comparison of Results of Operations for 2008 and 2007
13	Comparison of Results of Operations for 2007 and 2006
17	Quantitative and Qualitative Disclosures about Market Risk
18	Liquidity and Capital Resources
18	Impact of Inflation
19	Critical Accounting Policies
19	Market Prices and Dividends Declared
FINANCIAL STATEMENTS
20	Management’s Report on Internal Control Over Financial Reporting
21	Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements
22	Consolidated Financial Statements
29	Notes to Consolidated Financial Statements
56	BOARD OF DIRECTORS AND OFFICERS
56	CFBANK OFFICE LOCATIONS
CORPORATE DATA
56	Annual Report
56	Annual Meeting
56	Shareholder Services
     |     page 1

page 2     |

MESSAGE TO SHAREHOLDERS
Dear Fellow Shareholders,
A year ago, I reported to you on the positive progress of Central Federal Corporation despite economic and interest rate challenges in 2007. We continued our journey of growth and profitability during 2008, working through the credit crisis and the substantial downturn in the economy. During the year, we witnessed the near collapse of our financial system and the government’s takeover of Freddie Mac and Fannie Mae, which were unprecedented steps taken to support the financial industry. The government also provided federal support through direct investments in banking and other industries, such as auto and insurance companies. These programs and actions will likely have unintended consequences as we move forward. We will likely experience higher costs of doing business, such as increased federal deposit insurance premiums and costs to comply with new regulations that will inevitably be issued, not to mention the potential onslaught of inflation once the economy begins to recover. We will deal with these consequences diligently as we have dealt with banking industry contractions and other challenges in the past years.
Through all of these challenges, we remain completely focused on the execution of our business plan. We understand that the only actions and decision-making we can control are our own. We will focus on being stewards of your capital and employing that capital in profitable growth and business opportunities. As a shareholder, I desire what you desire: a fair rate of return on our investment. I am committed to this goal.
Our banking model continues to focus on the small business owner and the consumer. Over the past six years, we have transitioned from a single-product residential lender to a more expansive, profitable full-service bank. We hired experienced business bankers with decades of experience. We recruited and developed a group of young bankers to learn from our experienced colleagues. These individuals, working together as a team, are able to provide a level of talent, knowledge and service that we believe is unique in our communities. We structure lending products specifically to meet the needs of individual business and consumer clients, and we execute with a sense of urgency. This relationship-based banking model has been accepted with great enthusiasm, and our clients are a significant source of referrals. I believe small business owners and customers in the marketplace will continue to seek our services.
In the summer of 2008, we began to rebuild our mortgage team. While many banks have exited or significantly curtailed this business activity, I believed that the time was perfect to recruit talented mortgage professionals and expand our mortgage business. As with the commercial banking business, the mortgage business is, first and foremost, a relationship business. Our residential bankers are knowledgeable in a diversified product base and offer customized mortgage solutions for individual consumers. We do not engage in the products, practices or processes that leave consumers with the wrong product or financial solution.
Now a few words about the results of our collective efforts for 2008. Although our total assets decreased, we did have a considerable amount of activity. We originated $34 million in new commercial, commercial real estate and multi-family mortgage loans during the year, and net growth in these loan types was approximately $8 million due to payoffs. Deposits increased 7% and included nearly 20% growth in noninterest bearing deposits. Total shareholders’ equity increased approximately 21% during the year primarily due to $7.2 million in TARP funds received on December 5, 2008.
The Company was profitable in 2008. Net interest income grew 13%, or nearly $1 million, as a result of a 5% increase to our net interest margin. We increased our provision for loan losses to reflect current economic conditions, the net charges-offs we incurred in the consumer loan portfolio, and what we believe to be the most realistic reflection of our credit quality. Our noninterest income increased over 30% and our noninterest expense decreased 3% for 2008. Our efficiency ratio improved as a result of increasing the top line while managing expenses. We will continue to focus on those expenses we can control.
In summary, despite the near collapse of our financial system, the historic downturn in the economy, the significant decline in interest rates and the nebulous regulatory system, I remain optimistic that we will continue our growth with the many banking opportunities available in the communities we serve. Our goal of creating value for our shareholders, our customers and our Company provides a singular mission on which we remain focused.
We look forward to the coming year and the opportunity to serve and to grow profitably.
Mark S. Allio
Chairman, President and CEO
     |     page 3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SELECTED FINANCIAL AND OTHER DATA
The information in the following tables should be read in conjunction with our consolidated financial statements, the related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in this report.
SELECTED FINANCIAL CONDITION DATA:

	AT DECEMBER 31,
(DOLLARS IN THOUSANDS)	2008	2007	2006	2005	2004
Total assets	$277,781	$279,582	$236,028	$173,021	$171,005
Cash and cash equivalents	4,177	3,894	5,403	2,972	32,675
Securities available for sale	23,550	28,398	29,326	30,872	13,508
Loans held for sale	284	457	2,000	2,419	1,888
Loans, net (1)	233,922	230,475	184,695	124,026	108,149
Allowance for loan losses	3,119	2,684	2,109	1,495	978
Nonperforming assets	2,412	574	297	800	418
Foreclosed assets	—	86	—	—	132
Goodwill	—	—	—	—	1,749
Other intangible assets	—	—	—	—	299
Deposits	207,647	194,308	167,591	127,588	101,624
FHLB advances	29,050	49,450	32,520	22,995	41,170
Other borrowings	—	—	—	—	2,249
Subordinated debentures	5,155	5,155	5,155	5,155	5,155
Total shareholders’ equity	33,075	27,379	29,085	16,081	19,507
SUMMARY OF OPERATIONS:

	FOR THE YEAR ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS)	2008	2007	2006	2005	2004
Total interest income	$16,637	$17,523	$13,654	$8,691	$6,144
Total interest expense	7,935	9,795	6,889	3,723	2,149

Net interest income	8,702	7,728	6,765	4,968	3,995
Provision for loan losses	917	539	820	674	646

Net interest income after provision for loan losses	7,785	7,189	5,945	4,294	3,349
Noninterest income:
Net gain (loss) on sale of securities	54	—	(5)	—	(55)
Other	894	728	828	866	592

Total noninterest income	948	728	823	866	537
Impairment loss on goodwill and intangibles	—	—	—	1,966	—
Noninterest expense	7,749	7,997	6,849	6,861	6,420

Income (loss) before income taxes	984	(80)	(81)	(3,667)	(2,534)
Income tax expense (benefit)	261	(63)	(44)	(377)	(872)

Net income (loss)	$723	$(17)	$(37)	$(3,290)	$(1,662)

Net income (loss) available to common shareholders	$694	$(17)	$(37)	$(3,290)	$(1,662)

(See footnotes on next page.)
page 4     |     CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT

SELECTED FINANCIAL RATIOS AND OTHER DATA:

	AT OR FOR THE YEAR ENDED DECEMBER 31,
	2008	2007	2006	2005	2004

Performance Ratios: (2) (10)
Return on average assets	0.26%	(.01%)	(.02%)	(2.02%)	(1.23%)
Return on average equity	2.68%	(.06%)	(.12%)	(17.71%)	(8.60%)
Average yield on interest-earning assets (3)	6.41%	7.23%	6.84%	5.87%	5.03%
Average rate paid on interest-bearing liabilities	3.38%	4.50%	4.00%	2.75%	1.93%
Average interest rate spread (4)	3.03%	2.73%	2.84%	3.12%	3.10%
Net interest margin, fully taxable equivalent (5)	3.35%	3.19%	3.39%	3.35%	3.27%
Interest-earning assets to interest-bearing liabilities	110.90%	111.47%	115.83%	109.46%	109.82%
Efficiency ratio (6)	80.75%	94.57%	90.20%	151.30%	139.96%
Noninterest expense to average assets	2.79%	3.08%	3.20%	5.43%	4.74%
Common stock dividend payout ratio	117.65%	n/m	n/m	n/m	n/m

Capital Ratios: (2)
Equity to total assets at end of period	11.91%	9.79%	12.32%	9.29%	11.41%
Average equity to average assets	9.72%	10.81%	13.89%	11.43%	14.26%
Tangible capital ratio (9)	9.20%	8.50%	9.80%	6.90%	8.10%
Core capital ratio (9)	9.20%	8.50%	9.80%	6.90%	8.10%
Risk-based capital ratio (9)	11.60%	11.00%	12.60%	10.10%	12.20%

Asset Quality Ratios: (2)
Nonperforming loans to total loans (7)	1.02%	0.21%	0.16%	0.64%	0.26%
Nonperforming assets to total assets (8)	0.87%	0.21%	0.13%	0.46%	0.24%
Allowance for loan losses to total loans	1.32%	1.15%	1.13%	1.19%	0.90%
Allowance for loan losses to nonperforming loans (7)	129.31%	550.00%	710.10%	186.88%	341.96%
Net charge-offs (recoveries) to average loans	0.21%	(0.02%)	0.13%	0.14%	0.10%

Per Share Data:
Basic earnings (loss) per common share	$0.17	$—	$(0.01)	$(1.49)	$(0.82)
Diluted earnings (loss) per common share	0.17	—	(0.01)	(1.49)	(0.82)
Dividends declared per common share	0.20	0.28	0.36	0.36	0.36
Tangible book value per common share at end of period	6.36	6.17	6.40	7.17	7.99

(1)	Loans, net represents gross loans receivable net of the allowance for loan losses, loans in process and deferred loan origination fees.

(2)	Asset quality ratios and capital ratios are end-of-period ratios. All other ratios are based on average monthly balances during the indicated periods.

(3)	Calculations of yield are presented on a taxable equivalent basis using the federal income tax rate of 34%.

(4)	The average interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.

(5)	The net interest margin represents net interest income as a percent of average interest-earning assets.

(6)	The efficiency ratio equals noninterest expense divided by net interest income plus noninterest income (excluding gains or losses on securities transactions).

(7)	Nonperforming loans consist of nonaccrual loans and other loans 90 days or more past due.

(8)	Nonperforming assets consist of nonperforming loans, other repossessed assets and REO.

(9)	Regulatory capital ratios of CFBank.

(10)	Performance ratios for the year ended December 31, 2005 were significantly affected by the pre-tax $2.0 million impairment loss on goodwill and intangibles.
Following are affected performance ratios for 2005 excluding this charge:

Return on average assets	(0.86%)
Return on average equity	(7.27%)
Efficiency ratio	117.60%
Ratio of noninterest expense to average assets	4.20%
Reconciliation of GAAP net loss to loss excluding the impairment loss on goodwill and intangibles:

GAAP net loss	$(3,290)
Impairment loss on goodwill and intangibles, net of tax	1,893

Loss excluding impairment loss on goodwill and intangibles	$(1,397)

Diluted loss per common share	$(0.63)

CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT     |     page 5

FORWARD-LOOKING STATEMENTS
Statements in this Annual Report that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to: (1) projections of revenues, income or loss, earnings or loss per common share, capital structure and other financial items; (2) plans and objectives of the Company or its management or Board of Directors; (3) statements regarding future events, actions or economic performance; and (4) statements of assumptions underlying such statements. Words such as “estimate,” “strategy,” “may,” “believe,” “anticipate,” “expect,” “predict,” “will,” “intend,” “plan,” “targeted,” and the negative of these terms, or similar expressions, are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. Various risks and uncertainties may cause actual results to differ materially from those indicated by our forward-looking statements. The following factors could cause such differences:
•	changes in general economic conditions and economic conditions in the markets we serve, any of which may affect, among other things, our level of nonperforming assets, charge-offs, and provision for loan loss expense;
•	changes in interest rates that may reduce net interest margin and impact funding sources;
•	changes in market rates and prices, including real estate values, which may adversely impact the value of financial products including securities, loans and deposits;
•	changes in tax laws, rules and regulations;
•	various monetary and fiscal policies and regulations, including those determined by the Federal Reserve Board, the Federal Deposit Insurance Corporation (FDIC) and the Office of Thrift Supervision (OTS);
•	competition with other local and regional commercial banks, savings banks, credit unions and other non-bank financial institutions;
•	our ability to grow our core businesses;
•	technological factors which may affect our operations, pricing, products and services;
•	unanticipated litigation, claims or assessments; and
•	management’s ability to manage these and other risks.
Forward-looking statements are not guarantees of performance or results. A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. The Company believes it has chosen these assumptions or bases in good faith and that they are reasonable. We caution you however, that assumptions or bases almost always vary from actual results, and the differences between assumptions or bases and actual results can be material. The forward-looking statements included in this report speak only as of the date of the report. We undertake no obligation to publicly release revisions to any forward-looking statements to reflect events or circumstances after the date of such statements.
Other risks are detailed in our filings with the Securities and Exchange Commission, including our Form 10-K filed for 2008, all of which are difficult to predict and many of which are beyond our control.
GENERAL
Central Federal Corporation (the Company) is a savings and loan holding company incorporated in Delaware in 1998. Substantially all of our business is the operation of our principal subsidiary, CFBank, a federally chartered savings association formed in Ohio in 1892.
CFBank is a community-oriented financial institution offering a variety of financial services to meet the needs of the communities we serve. Our business model emphasizes personalized service, clients’ access to decision makers, solution-driven lending and quick execution, efficient use of technology and the convenience of remote deposit, telephone banking, corporate cash management and online internet banking. We attract deposits from the general public and use the deposits, together with borrowings and other funds, primarily to originate commercial and commercial real estate loans, single-family and multi-family residential mortgage loans and home equity lines of credit. The majority of our customers are consumers and small businesses.
Our principal market area for loans and deposits includes the following Ohio counties: Summit County through our office in Fairlawn, Ohio; Franklin County through our office in Worthington, Ohio; and Columbiana County through our offices in Calcutta and Wellsville, Ohio.
We originate commercial and residential real estate loans and business loans primarily throughout Ohio.
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
page 6     |     CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT

GENERAL (CONTINUED)
As a result of the current economic recession, which has included failures of financial institutions, investments in banks and other companies by the United States government, and government-sponsored economic stimulus packages, one area of public and political focus is how and the extent to which financial institutions are regulated by the government. The current regulatory environment may result in new or revised regulations that could have a material adverse impact on our performance.
The capital, credit and financial markets have experienced significant volatility and disruption for more than a year. These conditions have had significant adverse effects on our national and local economies, including declining real estate values; a widespread tightening in the availability of credit; illiquidity in certain securities markets; increasing loan delinquencies, foreclosures, personal and business bankruptcies and unemployment rates; declining consumer confidence and spending; significant write-downs of asset values by financial institutions and government-sponsored agencies; and a reduction of manufacturing and service business activity and international trade. These conditions have also adversely affected the stock market generally, and have contributed to significant declines in the trading prices of financial institution stocks. We do not expect these difficult market conditions to improve over the short term, and a continuation or worsening of these conditions could increase their adverse effects. Adverse effects of these conditions could include increases in loan delinquencies and charge-offs; increases in our loan loss reserves based on general economic factors; increases to our specific loan loss reserves due to the impact of these conditions on specific borrowers or the collateral for their loans; declines in the value of our securities portfolio; increases in our cost of funds due to continued aggressive deposit pricing by local and national competitors with liquidity needs; attrition of our core deposits due to this aggressive deposit pricing and/or consumer concerns about the safety of their deposits; increases in regulatory and compliance costs; and declines in the trading price of our common stock.
The U.S. Congress enacted the Emergency Economic Stabilization Act of 2008 in response to the impact of the volatility and disruption in the credit and capital markets on the financial sector. The U.S. Treasury Department and federal banking regulators are implementing a number of programs under this legislation that are intended to address these conditions and the asset quality, capital and liquidity issues they have caused for certain financial institutions and to improve the general availability of credit for consumers and businesses. In addition, the U.S. Congress recently enacted the American Recovery and Reinvestment Act of 2009 in an effort to save and create jobs, stimulate the U.S. economy and promote long-term growth and stability. There can be no assurance that these acts or the programs that are implemented under them will achieve their intended purposes. If they fail to achieve some or all of those purposes it could result in a continuation or worsening of current economic and market conditions, which could adversely affect our performance and/or the trading price of our common stock.
The Homeowner Affordability and Stability Plan, announced by President Obama on February 18, 2009, includes refinance options for homeowners to help them avoid foreclosure and loan modification options for borrowers to make mortgage payments more affordable. The Company is currently evaluating the impact of this Plan on CFBank’s current mortgage portfolio loans and loans serviced for Freddie Mac.
We own stock in the Federal Home Loan Bank (FHLB) of Cincinnati to qualify for membership in the FHLB System and to be eligible to borrow funds under FHLB of Cincinnati advance programs. The aggregate cost of our investment in FHLB stock at December 31, 2008 totaled $2.1 million based on its par value. There is no market for our FHLB stock other than redemption with the FHLB of Cincinnati and there are restrictions on its transferability. Recent published reports indicate that asset quality risks and the application of certain accounting rules may negatively affect the capital levels of certain members of the FHLB System. If events occur that cause substantial doubt about the ultimate recoverability of our investment in FHLB stock, we could incur an impairment loss that would cause our earnings and shareholders’ equity to be reduced by the after-tax amount of the impairment charge.
On February 27, 2009, the FDIC proposed an interim rule imposing a 20 basis points (bp) emergency special assessment on insured institutions on June 30, 2009, to be collected on September 30, 2009. The interim rule also permits an additional emergency special assessment of not more than 10 bp to be assessed after June 30, 2009. Based on CFBank’s deposit balances at December 31, 2008, the 20 bp special assessment to CFBank would amount to approximately $415,000, but the actual amount will depend on the level of deposit balances at June 30, 2009, the date of the assessment, and the amount of the assessment in the final rule when it is adopted by the FDIC. The FDIC also issued a final rule regarding the restoration plan for the Deposit Insurance Fund, assessing banks in the best risk category a base assessment of from 12 bp to 16 bp on an annual basis, beginning April 1, 2009. Information on the exact risk classification and assessment level that will be applicable to CFBank is not available at this time, but FDIC premiums payable by CFBank will increase when the final rule is implemented beginning April 1, 2009. The increased premiums and special assessment will have an adverse effect on the operating expenses and results of operations of CFBank and the Company.
Other than discussed above and noted in the following narrative, we are not aware of any market or institutional trends, other events, or uncertainties that are expected to have a material effect on liquidity, capital resources or operations. We are not aware of any current recommendations by regulators which would have a material effect if implemented, except as described above and in the “Shareholders’ equity” section of this Annual Report.
Management’s discussion and analysis represents a review of our consolidated financial condition and results of operations. This review should be read in conjunction with our consolidated financial statements and related notes.
CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT     |     page 7

FINANCIAL CONDITION
General. Assets totaled $277.8 million at December 31, 2008 and decreased $1.8 million, or .6%, from $279.6 million at December 31, 2007. The decrease was due to the use of cash flows from the securities portfolio, which were not needed for loan growth, to repay borrowings.
ASSET GROWTH
Loans. Net loans totaled $233.9 million at December 31, 2008 and increased $3.4 million, or 1.5%, from $230.5 million at December 31, 2007. Commercial, commercial real estate and multi-family loans totaled $182.1 million at December 31, 2008 and increased $7.9 million, or 4.5%, from $174.2 million at December 31, 2007. The increase in commercial, commercial real estate, and multi-family loans was consistent with management’s focus on growth in these types of loans. Originations of commercial, commercial real estate and multi-family loans totaled $33.9 million in 2008. Mortgage loans totaled $28.9 million at December 31, 2008 and decreased $2.2 million, or 7.1%, from $31.1 million at December 31, 2007. The decrease in mortgage loans was due to principal repayments, a decline in new loans originated for portfolio, and the sale of substantially all fixed-rate single-family mortgage loan originations. See the discussion in the “Quantitative and Qualitative Disclosures about Market Risk” section of this Annual Report. Consumer loans totaled $26.4 million at December 31, 2008 and decreased $1.8 million, or 6.4%, from $28.2 million at December 31, 2007. The decrease was due to repayments of auto loans, partially offset by growth in home equity lines of credit.
LOAN PORTFOLIO COMPOSITION
Securities available for sale. Securities available for sale totaled $23.6 million at December 31, 2008 and decreased $4.8 million, or 17.1%, from $28.4 million at December 31, 2007. The decline was due to the use of proceeds from security sales, maturities and prepayments to repay borrowings.
Premises and equipment. Premises and equipment totaled $5.2 million at December 31, 2008 and decreased $471,000 from $5.7 million at December 31, 2007. The decrease was due to current year depreciation in excess of additions.
Deposits. Deposits totaled $207.6 million at December 31, 2008 and increased $13.3 million, or 6.9%, from $194.3 million at December 31, 2007. The increase was due to a $17.1 million increase in certificate of deposit account balances and a $2.4 million increase in noninterest bearing checking account balances. Money market account and interest bearing checking account balances decreased $3.4 million and $3.0 million, respectively, during 2008.
DEPOSIT GROWTH
CFBank is a participant in the Certificate of Deposit Account Registry Service® (CDARS), a network of banks that allows us to provide our customers with FDIC insurance coverage on certificate of deposit balances up to $50 million. Customer balances in the CDARS program increased $28.6 million, and totaled $43.4 million at December 31, 2008. Growth in CDARS account balances was a result of customers seeking the safety of FDIC insurance in response to market uncertainty. CDARS balances are considered brokered deposits by regulations. We expect to continue to use the CDARS program as a source of funding depending on market conditions, demand by our customers, pricing and liquidity considerations. Not considering CDARS deposits, brokered deposits totaled $23.8 million at December 31, 2008 and decreased $13.6 million, or 36.4%, from $37.4 million at December 31, 2007.
CFBank is a participant in the FDIC’s Transaction Account Guarantee Program. Under that program, through December 31, 2009, all noninterest-bearing transaction accounts are fully guaranteed by the FDIC for the entire amount in the account. Coverage under the Transaction Account Guarantee Program is in addition to, and separate from, the coverage available under the FDIC’s general deposit insurance rules.
page 8     |     CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT

FINANCIAL CONDITION (CONTINUED)
FHLB advances. Advances from the FHLB totaled $29.1 million at December 31, 2008 and decreased $20.4 million, or 41.2%, from $49.5 million at December 31, 2007. Advances were repaid with funds from the increase in deposits and cash flows from the securities portfolio.
Subordinated debentures. Subordinated debentures totaled $5.2 million at year-end 2008 and 2007. These debentures were issued in 2003 in exchange for the proceeds of a $5.0 million trust preferred securities offering issued by a trust formed by the Company.
Shareholders’ equity. Shareholders’ equity totaled $33.1 million at December 31, 2008 and increased $5.7 million, or 20.8%, compared to $27.4 million at December 31, 2007. The increase was due to the issuance of $7.2 million of preferred stock to the U.S. Treasury Department under the Capital Purchase Program and current year net income, partially offset by the repurchase of 365,000 shares of the Company’s common stock, which totaled $1.6 million, and cash dividends paid to common shareholders, which totaled $843,000.
The preferred stock, issued on December 5, 2008, initially pays cumulative dividends of 5%, which increases to 9% after February 14, 2013. In conjunction with the issuance of the preferred stock, the Company also issued the U.S. Treasury Department a warrant to purchase 336,568 shares of Company common stock at a per share exercise price of $3.22, which would represent an aggregate investment, if exercised for cash, of approximately $1.1 million in Company common stock. The exercise price may be paid either by withholding a number of shares of common stock issuable upon exercise of the warrant equal to the value of the aggregate exercise price of the warrant, determined by reference to the market price of our common stock on the trading day on which the warrant is exercised or, if agreed to by us and the warrant holder, by the payment of cash equal to the aggregate exercise price. The Company’s participation in this program was subject to certain terms and conditions, including limits on the payment of dividends on the Company’s common stock to a quarterly cash dividend of $0.05 per share, limits on the Company’s ability to repurchase its common stock, and subjects the Company to certain of the executive compensation limitations included in the Emergency Economic Stabilization Act of 2008. Refer to Form 8-K filed on December 5, 2008, and the documents incorporated therein by reference, for a complete description of the terms and conditions of the Company’s participation in the Capital Purchase Program.
The $7.2 million in proceeds from the sale of the preferred stock are currently held in short-term investments pending approval from regulators to contribute it as additional capital to CFBank, and pending the Company’s review of The American Recovery and Reinvestment Act of 2009. The Company will be analyzing the provisions of the new statute and considering whether to continue its participation in the Capital Purchase Program in light of the additional restrictions imposed under the new legislation.
OTS regulations require savings institutions to maintain certain minimum levels of regulatory capital. Additionally, the regulations establish a framework for the classification of savings institutions into five categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Generally, an institution is considered well-capitalized if it has a core (Tier 1) capital ratio of at least 5.0% (based on adjusted total assets); a core (Tier 1) risk-based capital ratio of a least 6.0%; and a total risk-based capital ratio of at least 10.0%. CFBank had capital ratios above the well-capitalized levels at year-end 2008 and 2007.
CFBANK CAPITAL RATIOS
Well-capitalized
The current economic environment has resulted in discussion by regulators and others about a possible need for higher capital requirements for financial institutions, including CFBank. No final regulations have been issued in this regard, however, an increase in regulatory capital requirements could have a material impact on the Company and CFBank.
CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT      |     page 9

COMPARISON OF RESULTS OF OPERATIONS FOR 2008 AND 2007
General. Net income totaled $723,000, or $.17 per diluted common share, and increased $740,000 for the year ended December 31, 2008 compared to a net loss of $17,000, or $.00 per diluted common share, for 2007. The net loss for 2007 was primarily due to a $511,000, or $.11 per diluted common share, after-tax cost of an arbitration loss and lease termination expense. Additional information on the arbitration loss is included in Note 23 to our consolidated financial statements.
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
Net interest margin increased to 3.35% during 2008, compared to 3.19% during 2007. The margin was positively impacted by reductions in the Federal Funds rate, the prime rate and other market interest rates, beginning in September 2007 and continuing through December 2008, which resulted in larger decreases in funding costs than in asset yields. Due to the current historic low level of market interest rates, management has extended the terms of some liabilities to fix their cost at the current low rates and to protect net interest margin should interest rates rise. However, future downward pressure on margins could occur should the expected downward repricing on existing interest-earning assets be greater than the decrease in funding costs of interest-bearing liabilities.
Net interest income increased $974,000, or 12.6%, to $8.7 million in 2008, compared to $7.7 million in 2007. The increase was due to a 19.0% decrease in interest expense offset by a 5.1% decrease in interest income. The average cost of interest-bearing liabilities decreased to 3.38% in 2008, from 4.50% in 2007, due to lower short-term interest rates in 2008. The decrease in expense caused by the lower cost was partially offset by a $17.0 million increase in the average balance of interest–bearing liabilities in 2008 due to deposit growth. Interest income decreased 5.1% primarily due to a decline in the average yield on interest earning assets to 6.41% in 2008, from 7.23% in 2007. The decrease in income caused by the lower yield was partially offset by a $17.6 million increase in average interest-earning assets in 2008 due to growth in loan balances.
NET INTEREST INCOME
Interest income decreased $886,000, or 5.1%, to $16.6 million in 2008, compared to $17.5 million in 2007. The decrease was due to lower income on loans and securities. Interest income on loans decreased $654,000, or 4.1%, to $15.2 million in 2008, compared to $15.8 million in 2007, due to lower yields on loans partially offset by an increase in average loan balances. The average yield on loans decreased 98 bp to 6.56% in 2008, compared to 7.54% in 2007, due to lower market rates on new originations and downward repricing on variable-rate loans. Average loan balances increased $21.3 million, or 10.2%, and totaled $231.5 million in 2008, compared to $210.2 million in 2007, due to growth in commercial, commercial real estate and multi-family mortgage loans. Interest income on securities decreased $191,000, or 12.6%, and totaled $1.3 million in 2008, compared to $1.5 million in 2007, due to a decrease in the average balance of securities partially offset by an increase in the yield on securities. The average balance of securities decreased $3.9 million and totaled $26.0 million in 2008, compared to $29.9 million in 2007, due to sales, maturities and prepayments. The average yield on securities increased 11 bp to 5.20% in 2008, compared to 5.09% in 2007, due to prepayments on mortgage-backed securities owned at a discount.
Interest expense decreased $1.9 million, or 19.0%, to $7.9 million in 2008, compared to $9.8 million in 2007. The decrease was due to a decline in the cost of both deposits and borrowings, partially offset by an increase in average deposit balances. Interest expense on deposits decreased $1.0 million, or 14.0%, to $6.2 million in 2008, compared to $7.2 million in 2007, due to a decrease in the cost of deposits, partially offset by an increase in average deposit balances. The average cost of deposits decreased 103 bp, to 3.31% in 2008, compared to 4.34% in 2007, due to a decline in short-term market interest rates during 2008. Average deposit balances increased $21.3 million, or 12.8%, to $187.5 million in 2008, compared to $166.2 million in 2007, due to growth in certificate of deposit accounts. Interest expense on FHLB advances and other borrowings, including subordinated debentures, decreased $852,000, or 33.1%, to $1.7 million in 2008, compared to $2.6 million in 2007, due to a decrease in both the cost and average balance of borrowings. The average cost of FHLB advances and other borrowings decreased 135 bp, to 3.67% in 2008, compared to 5.02% in 2007, due to lower short-term interest rates during 2008. The average balance of FHLB advances and other borrowings decreased $4.3 million, to $47.0 million in 2008, compared to $51.3 million in 2007, due to the repayment of FHLB advances with funds from the increase in deposits and cash flows from the securities portfolio.
page 10       |      CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT

COMPARISON OF RESULTS OF OPERATIONS FOR 2008 AND 2007 (CONTINUED)
Provision for loan losses. CFBank continues to provide reserves for loan losses based on management’s estimate of probable incurred credit losses in the loan portfolio and the resultant allowance for loan losses required. Management’s estimate is based on a review of the loan portfolio, including the nature and volume of the loan portfolio and segments of the portfolio; industry and loan concentrations; historical loss experience; delinquency statistics and the level of nonperforming loans; specific problem loans; the ability of borrowers to meet loan terms; an evaluation of collateral securing loans and the market for various types of collateral; various collection strategies; current economic conditions and trends; and other factors. Management also uses an outside party to conduct an annual independent review of commercial, commercial real estate and multi-family loans. Based on this review, the provision totaled $917,000 in 2008, compared to $539,000 in 2007. The increase in 2008 was primarily due to an increase in nonperforming loans and net loan charge-offs.
Nonperforming loans, which are nonaccrual loans and loans past due 90 days still accruing interest, increased $1.9 million and totaled $2.4 million, or 1.02% of total loans, at December 31, 2008, compared to $488,000, or 0.21% of total loans, at December 31, 2007. The increase in nonperforming loans included: one commercial loan, totaling $646,000, and three multi-family loans to one borrower, totaling $1.3 million, which were past due and on nonaccrual status at December 31, 2008; and one commercial real estate loan totaling $347,000, which was 90 days past maturity and still accruing interest at December 31, 2008, as the borrower continues to make monthly payments on the loan. The amount of the allowance for loan losses specifically allocated to nonperforming loans totaled $514,000 at December 31, 2008. Management believes the remaining nonperforming loan balances are adequately secured by the underlying collateral at this time, however future additions may be necessary should economic conditions continue to worsen and real estate values continue to decline.
Net charge-offs totaled $481,000, or 0.21% of average loans, in 2008, compared to net recoveries of $36,000, or 0.02% of average loans, in 2007. Net charge-offs in 2008 related to home equity lines of credit, single-family mortgages and auto loans.
Home equity lines of credit include both purchased loans and loans we originated for portfolio. In 2005 and 2006, we purchased home equity lines of credit collateralized by properties located throughout the United States, including geographic areas that have experienced significant declines in housing values, such as California, Virginia and Florida. The outstanding balance of the purchased home equity lines of credit was $5.5 million at December 31, 2008, and $3.5 million, or 64%, of the balances are collateralized by properties in these states. The collateral values associated with loans in these states have declined from 10% to 25% since these loans were originated in 2005 and 2006. As a result, balances on those loans exceeded collateral values by $938,000 at year-end 2008. None of the loans where loan balances exceeded collateral values were delinquent at December 31, 2008. We have experienced increased write-offs in the purchased portfolio as the state of the housing market and general economy has worsened and in 2008, three loans, totaling $360,000, were written off. We continue to monitor collateral values and borrower FICO scores and, when the situation warrants, have frozen the lines of credit.
Management’s loan review, assignment of risk ratings and classification of assets, includes the identification of significant problem loans where accrual of interest continues because the loans are under 90 days delinquent and/or the loans are well secured, a complete documentation review had been performed, and the loans are in the active process of being collected, but the loans exhibit some type of weakness that could lead to nonaccrual status in the future. An asset that is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any, is considered substandard. Substandard assets include those characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected. At December 31, 2008, in addition to the nonperforming loans discussed previously, seven commercial loans and one commercial real estate loan, totaling $2.6 million and $530,000, respectively, were classified as substandard. At December 31, 2007, four commercial loans and one multi-family loan, totaling $2.1 million and $1.3 million, respectively, were classified as substandard.
We believe the allowance for loan losses is adequate to absorb probable incurred credit losses in the loan portfolio at December 31, 2008; however, future additions to the allowance may be necessary based on factors such as deterioration in client business performance, slowing economic conditions, and declines in real estate values. Management continues to diligently monitor credit quality in the existing portfolio and analyze potential loan opportunities carefully in order to manage credit risk. The Company could experience an increase in loan losses should the economic conditions and factors which affect credit quality continue to worsen.
The ratio of the allowance for loan losses to total loans was 1.32% at December 31, 2008, compared to 1.15% at December 31, 2007.
CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT       |      page 11

COMPARISON OF RESULTS OF OPERATIONS FOR 2008 AND 2007 (CONTINUED)
ALLOWANCE FOR LOAN LOSSES
Noninterest income. Noninterest income totaled $948,000 and increased $220,000 in 2008, compared to $728,000 in 2007. The increase was primarily due to a $257,000 increase in service charges on deposit accounts for a third party payment processor. These accounts were active only during the fourth quarter of 2008. Because the accounts are no longer active, the increased income associated with these service charges will not continue. CFBank is currently investigating unusual return item activity with regard to the accounts. No losses have been incurred to date, but the investigation is on-going and the Company cannot at this time estimate whether any amounts may be at risk with regard to the accounts. Noninterest income also included $54,000 in net gains on sales of securities in 2008, and $74,000 lower net gains on sales of loans due to fewer mortgage loan originations in the current year. Mortgage loans originated for sale totaled $27.0 million in 2008, compared to $37.3 million in 2007.
Noninterest expense. Noninterest expense decreased $248,000, or 3.1%, and totaled $7.7 million in 2008, compared to $8.0 million in 2007. The decrease in noninterest expense in 2008 was due to a $543,000 decrease in salaries and employee benefits and $49,000 decrease in occupancy and equipment expense. The decrease in these expense categories in 2008 was partially due to the fact that that in 2007 they included $741,000 of the arbitration loss and lease termination expense. Salaries and employee benefits in 2008 included approximately $98,000 additional expense related to the addition of five mortgage originators and one mortgage management staff position. Occupancy and equipment expense in 2008 included a $67,000 increase in real estate tax expense related to our Worthington office and a $23,000 increase in rent expense primarily related to additional space in the Fairlawn office, offset by a $61,000 decline in rent expense associated with the former mortgage location.
Advertising and promotion expenses decreased $158,000 due to management’s decision to reduce these activities in 2008. Data processing expenses increased $130,000 in 2008 and included costs associated with increased check clearing activity related to the third party payment processor, refer to the “Noninterest income” section of this Annual Report. Professional fees increased $200,000 in 2008 due to legal fees associated with nonperforming loans and costs related to selection of a new core processing system, which is tentatively planned for implementation in 2009 to improve operational efficiency and support the requirements of our business banking strategy. Gains on sales of foreclosed assets, included in foreclosed assets, net, decreased $27,000 in 2008. Depreciation increased $64,000 in 2008 due to expense related with the Worthington office building.
FDIC insurance premiums, included in other noninterest expense, increased $65,000 and totaled $86,000 in 2008, compared to $21,000 in 2007. FDIC premiums were reduced by a $103,000 one-time assessment credit issued by the FDIC under the Federal Insurance Reform Act of 2005, which offset $74,000 in premiums in 2007 and $29,000 in premiums in 2008, at which time it was fully utilized. FDIC insurance premiums are also expected to increase in 2009 as a result of the FDIC’s proposed emergency special assessment, the FDIC’s final rule implementing a revised risk-based assessment system effective April 1, 2009, and CFBank’s participation in the Transaction Account Guarantee Program and Temporary Liquidity Guarantee Program.
The ratio of noninterest expense to average assets improved to 2.79% in 2008, from 3.08% in 2007. The efficiency ratio improved to 80.75% in 2008, compared to 94.57% in 2007.
NONINTEREST EXPENSE / AVERAGE ASSETS
Income taxes. Income taxes totaled $261,000 in 2008, compared to a tax benefit of $63,000 associated with the loss in 2007.
page 12       |      CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT

COMPARISON OF RESULTS OF OPERATIONS FOR 2007 AND 2006
General. Operations resulted in a net loss of $17,000, or $.00 per diluted common share, in 2007, compared to a net loss of $37,000, or $.01 per diluted common share, in 2006. The net loss in 2007 was primarily due to the $511,000, or $.11 per diluted common share, after-tax cost of the arbitration loss and lease termination expense.
Net interest income. Net interest margin decreased to 3.19% during 2007, compared to 3.39% during 2006, as higher short-term market interest rates and a flat to inverted yield curve negatively impacted the cost of funding. Reductions in the Federal Funds rate and an increase in the slope of the yield curve positively impacted net interest margin in the fourth quarter of 2007.
Interest income increased $3.8 million, or 28.3%, to $17.5 million in 2007, compared to $13.7 million in 2006, due to increased income on loans offset by a decline in income on securities and other interest earning assets. Interest income on loans increased $4.0 million, or 34.2%, in 2007 to $15.8 million, compared to $11.8 million in 2006, due to growth in average loan balances and higher yields on loans. Average loan balances increased $46.0 million, or 28.0%, and totaled $210.2 million in 2007, compared to $164.2 million in 2006, due to growth in commercial, commercial real estate and multi-family mortgage loans. The average yield on loans increased 35 bp to 7.54% in 2007, compared to 7.19% in 2006, due to new loans originated at higher market interest rates. Interest income on securities decreased $89,000, or 5.5%, and totaled $1.5 million in 2007, compared to $1.6 million in 2006, due to a decrease in the average balance and yield on securities. The average balance of securities decreased $1.1 million and totaled $29.9 million in 2007, compared to $31.0 million in 2006. The average yield on securities decreased 7 bp to 5.09% in 2007, compared to 5.16% in 2006. Interest income on other earning assets, which were primarily overnight cash investments, decreased $64,000 and totaled $18,000 in 2007, compared to $82,000 in 2006. The decrease was due to a decline in the average balance of these investments offset by an increase in yield. The average balance of other earning assets decreased $1.3 million and totaled $350,000 in 2007, compared to $1.6 million in 2006, as excess cash was used to repay overnight borrowings rather than invest. The yield on other earning assets increased 5bp to 5.14% in 2007, compared to 5.09% in 2006. The average balance of interest-earning assets increased $43.0 million and the average yield of interest-earning assets increased 39 bp during 2007.
Interest expense increased $2.9 million, or 42.2%, to $9.8 million in 2007, compared to $6.9 million in 2006, due to an increase in the average balance and cost of both deposits and borrowings. Interest expense on deposits increased $1.9 million, or 36.7%, to $7.2 million in 2007, from $5.3 million in 2006, due to increases in both the average balance and cost of deposits. Average deposit balances increased $27.1 million, or 19.6%, to $166.2 million in 2007, from $139.1 million in 2006, primarily due to growth in certificate of deposit accounts and money market accounts. The average cost of deposits increased 54 bp to 4.34% in 2007, from 3.80% in 2006, due to higher competitive market deposit rates and a flat to inverted yield curve which existed during most of 2007. Interest expense on FHLB advances and other borrowings, including subordinated debentures, increased $968,000, or 60.2%, to $2.6 million in 2007, from $1.6 million in 2006. The increase in interest expense was due to an increase in both the average balance and cost of borrowings. The average balance of FHLB advances and other borrowings increased $18.1 million to $51.3 million in 2007, from $33.2 million in 2006, as FHLB advances were used to fund loan growth. The average cost of FHLB advances and other borrowings increased 17 bp to 5.02% in 2007, from 4.85% in 2006, due to higher short-term interest rates, primarily during the first three quarters of 2007, which negatively affected both the cost of short-term FHLB advances and subordinated debentures. The average balance of interest-bearing liabilities increased $45.3 million and the average cost of interest-bearing liabilities increased 50 bp in 2007.
Provision for loan losses. The provision for loan losses is based on management’s regular review of the loan portfolio, as described in detail previously. Based on this review, the provision totaled $539,000 in 2007, compared to $820,000 in 2006.
In 2007, the Bank provided a larger loan loss provision on loans with less than satisfactory risk ratings based on review of current facts and judgment regarding changes in the risk characterization of these loans. As the portfolio had become more seasoned, significant credit problems had not appeared in loans with satisfactory risk ratings, which resulted in lower allocations to the allowance on these loans, and a lower provision for loan losses in 2007.
Nonperforming loans totaled $488,000, or 0.21% of total loans, at December 31, 2007, compared to $297,000, or 0.16% of total loans, at December 31, 2006. More than 97% of the nonaccrual loan balances were secured by single-family homes. All but one loan, which totaled $147,000, was located in our market area.
Net recoveries totaled $36,000, or 0.02% of average loans, in 2007, compared to net charge-offs of $206,000, or 0.13% of average loans, in 2006.
At December 31, 2007, four commercial loan relationships and one multi-family mortgage loan relationship, totaling $2.1 million and $1.3 million, respectively, were classified as substandard. At December 31, 2006, two commercial loan relationships, which totaled $163,000, were classified as substandard.
The ratio of the allowance for loan losses to total loans was 1.15% at December 31, 2007, and 1.13% at December 31, 2006.
CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT       |      page 13

COMPARISON OF RESULTS OF OPERATIONS FOR 2007 AND 2006 (CONTINUED)
Noninterest income. Noninterest income totaled $728,000 in 2007, and decreased $95,000, or 11.5%, from $823,000 in 2006. The decline in noninterest income during 2007 was primarily due to lower mortgage loan production, which resulted in lower net gains on sales of loans. Mortgage loans originated for sale totaled $37.3 million in 2007, compared to $44.0 million in 2006.
Noninterest expense. Noninterest expense totaled $8.0 million in 2007, and included a $774,000 pre-tax arbitration loss and lease termination expense. The $774,000 was comprised of salaries and employee benefits expense of $641,000 related to the arbitration loss, and occupancy and equipment expense of $100,000 and other expense of $33,000, both related to the lease termination. The $33,000 other expense reflected the write-off of leasehold improvements at the previously rented space.
Noninterest expense for the year ended December 31, 2007, not including the arbitration loss and lease termination expense, totaled $7.2 million and increased $374,000, or 5.5%, from 2006. The increase in noninterest expense in 2007 was due to costs associated with additional operational resources necessary to further implement our strategic growth plan. Management leveraged growth during calendar year 2006 and was able to grow assets by 36.4%, or $63.0 million, with no increase in noninterest expense during that year. Additional expenses were incurred during 2007 for the opening of CFBank’s office in Worthington, Ohio in the summer of 2007, replacing the office at Easton Town Center in Columbus, Ohio. Ohio franchise tax increased $122,000 in 2007 due to additional capital from the Company’s 2006 stock offering. Noninterest expenses in 2007 were also incurred for marketing, advertising and additional human resources necessary to support growth. The ratio of noninterest expense to average assets improved to 3.08% in 2007, from 3.20% in 2006.
Income taxes. The income tax benefit in 2007 totaled $63,000 as a result of the operating loss, and was comparable to the tax benefit in 2006.
page 14       |      CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT

AVERAGE BALANCES, INTEREST RATES AND YIELDS
The following table presents, for the periods indicated, the total dollar amount of fully taxable equivalent interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed in both dollars and rates.

	FOR THE YEARS ENDED DECEMBER 31,
	2008			2007			2006
	AVERAGE	INTEREST	AVERAGE	AVERAGE	INTEREST	AVERAGE	AVERAGE	INTEREST	AVERAGE
	OUTSTANDING	EARNED/	YIELD/	OUTSTANDING	EARNED/	YIELD/	OUTSTANDING	EARNED/	YIELD/
(DOLLARS IN THOUSANDS)	BALANCE	PAID	RATE	BALANCE	PAID	RATE	BALANCE	PAID	RATE

Interest-earning assets:
Securities (1) (2)	$25,951	$1,329	5.20%	$29,864	$1,520	5.09%	$30,991	$1,609	5.16%
Loans and loans held for sale (3)	231,539	15,193	6.56%	210,169	15,847	7.54%	164,204	11,805	7.19%
Other earning assets	513	8	1.56%	350	18	5.14%	1,610	82	5.09%
FHLB stock	2,064	107	5.18%	2,105	138	6.56%	2,723	158	5.80%

Total interest-earning assets	260,067	16,637	6.41%	242,488	17,523	7.23%	199,528	13,654	6.84%
Noninterest-earning assets	17,409			17,098			14,233

Total assets	$277,476			$259,586			$213,761

Interest-bearing liabilities:
Deposits	$187,495	6,210	3.31%	$166,242	7,218	4.34%	$139,056	5,280	3.80%
FHLB advances and other borrowings	47,013	1,725	3.67%	51,295	2,577	5.02%	33,201	1,609	4.85%

Total interest-bearing liabilities	234,508	7,935	3.38%	217,537	9,795	4.50%	172,257	6,889	4.00%
Noninterest-bearing liabilities	16,009			13,997			11,802

Total liabilities	250,517			231,534			184,059
Equity	26,959			28,052			29,702

Total liabilities and equity	$277,476			$259,586			$213,761

Net interest-earning assets	$25,559			$24,951			$27,271

Net interest income/ interest rate spread		$8,702	3.03%		$7,728	2.73%		$6,765	2.84%

Net interest margin			3.35%			3.19%			3.39%

Average interest-earning assets to average interest-bearing liabilities	110.90%			111.47%			115.83%

(1)	Average balance is computed using the carrying value of securities.

Average yield is computed using the historical amortized cost average balance for available for sale securities.

(2)	Average yields and interest earned are stated on a fully taxable equivalent basis.

(3)	Balance is net of deferred loan origination fees, undisbursed proceeds of construction loans and includes nonperforming loans.
CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT       |      page 15

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

	YEAR ENDED DECEMBER 31, 2008			YEAR ENDED DECEMBER 31, 2007
	COMPARED TO YEAR ENDED DECEMBER 31, 2007			COMPARED TO YEAR ENDED DECEMBER 31, 2006
	INCREASE (DECREASE) DUE TO			INCREASE (DECREASE) DUE TO
(DOLLARS IN THOUSANDS)	RATE	VOLUME	NET	RATE	VOLUME	NET

Interest-earning assets:
Securities(1)	$29	$(220)	$(191)	$(25)	$(64)	$(89)
Loans and loans held for sale	(2,173)	1,519	(654)	600	3,442	4,042
Other earning assets	(16)	6	(10)	1	(65)	(64)
FHLB stock	(28)	(3)	(31)	19	(39)	(20)

Total interest-earning assets	(2,188)	1,302	(886)	595	3,274	3,869

Interest-bearing liabilities:
Deposits	(1,854)	846	(1,008)	821	1,117	1,938
FHLB advances and other borrowings	(651)	(201)	(852)	61	907	968

Total interest-bearing liabilities	(2,505)	645	(1,860)	882	2,024	2,906

Net change in net interest income	$317	$657	$974	$(287)	$1,250	$963

(1)	Securities amounts are presented on a fully taxable equivalent basis.
page 16       |      CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Market risk is the risk of loss from adverse changes in market prices and interest rates. We have not engaged in and, accordingly, have no risk related to trading accounts, commodities, or foreign exchange. Our hedging policy allows hedging activities, such as interest rate swaps, up to 10% of total assets. Disclosures about our hedging activities are set forth in Note 18 to our consolidated financial statements. The Company’s market risk arises primarily from interest rate risk inherent in our lending, investing, deposit gathering and borrowing activities. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on- and off-balance-sheet transactions are aggregated and the resulting net positions are identified. Disclosures about fair value are set forth in Note 4 to our consolidated financial statements.
Management actively monitors and manages interest rate risk. The primary objective in managing interest rate risk is to limit, within established guidelines, the adverse impact of changes in interest rates on our net interest income and capital. We measure the effect of interest rate changes on CFBank’s net portfolio value (NPV), which is the difference between the estimated market value of its assets and liabilities under different interest rate scenarios. Changes in NPV are measured using instantaneous changes in interest rates, rather than linear changes in rates over a period of time. At December 31, 2008, CFBank’s NPV ratios, using interest rate shocks ranging from a 300 bp rise in rates to a 100 bp decline in rates are shown in the following table. All values are within the acceptable range established by CFBank’s Board of Directors.
NET PORTFOLIO VALUE (CFBANK ONLY)

BASIS POINT CHANGE IN RATES	NPV RATIO
+300	10.04%
+200	10.43%
+100	10.72%
+50	10.78%
0	10.89%
-50	10.89%
-100	10.90%
In evaluating CFBank’s exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered. For example, the table indicates results based on changes in the level of interest rates, but not changes in the shape of the yield curve. CFBank also has exposure to changes in the shape of the yield curve. Although certain assets and liabilities may have similar maturities or periods to which they reprice, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. In the event of a change in interest rates, prepayments and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. The ability of many borrowers to service their debt may decrease when interest rates rise. As a result, the actual effect of changing interest rates may differ materially from that presented in the foregoing table.
We continue to originate substantially all fixed-rate single-family mortgage loans for sale rather than retain long-term, low fixed-rate loans in portfolio. We continue to originate commercial, commercial real estate and multi-family residential mortgage loans for our portfolio, which, in many cases, have adjustable interest rates. Many of these loans have interest-rate floors, which protect income to CFBank should rates continue to fall. Due to the current historic low level of market interest rates in 2008, the terms of some liabilities were extended to fix their cost at current low levels and to protect net interest margin should interest rates rise. During the flat/inverted yield curve that existed during 2006 and much of 2007, we maintained a shorter duration of liabilities and benefited from repricing as interest rates fell, which increased net interest margin in 2008. In 2006, we issued $9.7 million in callable brokered certificates of deposit, which improved net interest margin when the call options were exercised in 2008 when short-term interest rates fell.
CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT       |      page 17

LIQUIDITY AND CAPITAL RESOURCES
In general terms, liquidity is a measurement of ability to meet cash needs. The primary objective in liquidity management is to maintain the ability to meet loan commitments and to repay deposits and other liabilities in accordance with their terms without an adverse impact on current or future earnings. Principal sources of funds are deposits; amortization and prepayments of loans; maturities, sales and principal receipts of securities available for sale; borrowings; and operations. While maturities and scheduled amortization of loans are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.
CFBank is required by regulation to maintain sufficient liquidity to ensure its safe and sound operation. Thus, adequate liquidity may vary depending on CFBank’s overall asset/liability structure, market conditions, the activities of competitors and the requirements of its own deposit and loan customers. Management believes that CFBank’s liquidity is sufficient.
Liquidity management is both a daily and long-term responsibility of management. We adjust our investments in liquid assets, primarily cash, short-term investments and other assets that are widely traded in the secondary market, based on our ongoing assessment of expected loan demand, expected deposit flows, yields available on interest-earning deposits and securities and the objective of our asset/liability management program. In addition to liquid assets, we have other sources of liquidity available including, but not limited to, access to advances from the FHLB, a line of credit with a commercial bank, use of brokered deposits and the ability to obtain deposits by offering above-market interest rates.
CFBank relies on competitive interest rates, customer service, and relationships with customers to retain deposits. To promote and stabilize liquidity in the banking and financial services sector, the FDIC temporarily increased deposit insurance coverage from $100,000 to $250,000 per depositor through December 31, 2009. CFBank is a participant in the FDIC’s Temporary Liquidity Guarantee Program that provides unlimited deposit insurance coverage, through December 31, 2009, for noninterest-bearing transaction accounts. And, as discussed in the “Deposits” section of this Annual Report, CFBank is also a participant in CDARS. Based on our historical experience with deposit retention, current retention strategies and participation in programs offering additional FDIC insurance protection, we believe that, although it is not possible to predict future terms and conditions upon renewal, a significant portion of existing deposits will remain with CFBank.
At December 31, 2008, CFBank exceeded all of its regulatory capital requirements to be considered well-capitalized. Tier 1 capital level was $25.2 million, or 9.2% of adjusted total assets, which exceeded the required level of $13.7 million, or 5.0%. Tier 1 risk-based capital level was $25.2 million, or 10.5% of risk-weighted assets, which exceeded the required level of $14.4 million, or 6.0%. Risk-based capital was $27.7 million, or 11.6% of risk-weighted assets, which exceeded the required level of $24.0 million, or 10.0%.
IMPACT OF INFLATION
The financial statements and related data presented herein have been prepared in accordance with U.S. generally accepted accounting principles, which presently require us to measure financial position and results of operations primarily in terms of historical dollars. Changes in the relative value of money due to inflation are generally not considered. In our opinion, changes in interest rates affect our financial condition to a far greater degree than changes in the inflation rate. While interest rates are generally influenced by changes in the inflation rate, they do not move concurrently. Rather, interest rate volatility is based on changes in the expected rate of inflation, as well as changes in monetary and fiscal policy. A financial institution’s ability to be relatively unaffected by changes in interest rates is a good indicator of its ability to perform in a volatile economic environment. In an effort to protect performance from the effects of interest rate volatility, we review interest rate risk frequently and take the steps necessary to minimize any detrimental effects on profitability.
page 18       |      CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT

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
We have identified accounting policies that are critical accounting policies, and an understanding of these policies is necessary to understand our financial statements. One critical accounting policy relates to determining the adequacy of the allowance for loan losses. CFBank’s Allowance for Loan Losses Policy provides a thorough, disciplined and consistently applied process that incorporates management’s current judgments about the credit quality of the loan portfolio into determination of the allowance for loan losses in accordance with U.S. generally accepted accounting principles and supervisory guidance. Management estimates the appropriate allowance balance by evaluating past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations, estimated value of collateral, economic conditions, and other factors. We believe that an adequate allowance for loan losses has been established. Additional information regarding this policy is included in the previous sections captioned “Provision for Loan Losses” and in Notes 1 and 3 to our consolidated financial statements.
Another critical accounting policy relates to valuation of the deferred tax asset for net operating losses. At year-end 2008, the Company had net operating loss carryforwards of approximately $2.9 million which expire at various dates from 2024 to 2028. No valuation allowance has been recorded against the deferred tax asset for net operating losses because the benefit is more likely than not to be realized. Additional information is included in Notes 1 and 12 to our consolidated financial statements.
Another critical accounting policy relates to fair value of financial instruments. Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. Additional information is included in Notes 1 and 4 to our consolidated financial statements.
MARKET PRICES AND DIVIDENDS DECLARED
The common stock of Central Federal Corporation trades on the Nasdaq® Capital Market under the symbol “CFBK.” As of December 31, 2008, there were 4,101,537 shares of common stock outstanding and 533 shareholders, excluding persons or entities holding stock in nominee or street name through various brokerage firms.
The following table shows the quarterly reported high and low trade prices of the common stock and cash dividends per common share declared during 2008 and 2007.

	HIGH	LOW	DIVIDENDS

2008
First quarter	$4.94	$3.75	$0.05
Second quarter	5.08	3.54	0.05
Third quarter	3.90	3.07	0.05
Fourth quarter	4.10	2.35	0.05

2007
First quarter	$7.72	$6.81	$0.09
Second quarter	7.00	6.22	0.09
Third quarter	7.00	5.21	0.05
Fourth quarter	6.75	3.75	0.05
CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT       |      page 19

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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2008.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.
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
Treasurer and Chief Financial Officer
March 11, 2009
page 20      |     CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS
The Board of Directors and Shareholders
Central Federal Corporation
Fairlawn, Ohio
We have audited the accompanying consolidated balance sheets of Central Federal Corporation as of December 31, 2008 and 2007 and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Federal Corporation as of December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
Crowe Horwath LLP
Columbus, Ohio
March 11, 2009
CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT      |     page 21

CONSOLIDATED BALANCE SHEETS

	DECEMBER 31,
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	2008	2007

Assets
Cash and cash equivalents	$4,177	$3,894
Securities available for sale	23,550	28,398
Loans held for sale	284	457
Loans, net of allowance of $3,119 and $2,684	233,922	230,475
Federal Home Loan Bank stock	2,109	1,963
Loan servicing rights	112	157
Foreclosed assets, net	—	86
Premises and equipment, net	5,246	5,717
Bank owned life insurance	3,892	3,769
Deferred tax asset	1,598	1,995
Accrued interest receivable and other assets	2,891	2,671

	$277,781	$279,582

Liabilities and shareholders’ equity
Deposits
Noninterest bearing	$14,557	$12,151
Interest bearing	193,090	182,157

Total deposits	207,647	194,308
Federal Home Loan Bank advances	29,050	49,450
Advances by borrowers for taxes and insurance	167	154
Accrued interest payable and other liabilities	2,687	3,136
Subordinated debentures	5,155	5,155

Total liabilities	244,706	252,203
Shareholders’ equity
Preferred stock, Series A, $.01 par value, $7,225 aggregate liquidation value; 1,000,000 shares authorized; 2008 — 7,225 shares issued, 2007 — none issued	6,989	—
Common stock, $.01 par value; 6,000,000 shares authorized; 2008 — 4,660,070 shares issued, 2007 — 4,628,320 shares issued	47	46
Common stock warrants	217	—
Additional paid-in capital	27,455	27,348
Retained earnings	1,262	1,411
Accumulated other comprehensive income	350	187
Treasury stock, at cost; 2008 — 558,533 shares, 2007 — 193,533 shares	(3,245)	(1,613)

Total shareholders’ equity	33,075	27,379

	$277,781	$279,582

(See accompanying notes.)
page 22      |      CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF OPERATIONS

	YEARS ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	2008	2007	2006

Interest and dividend income
Loans, including fees	$15,193	$15,847	$11,805
Securities	1,329	1,520	1,609
Federal Home Loan Bank stock dividends	107	138	158
Federal funds sold and other	8	18	82

	16,637	17,523	13,654
Interest expense
Deposits	6,210	7,218	5,280
Federal Home Loan Bank advances and other debt	1,391	2,151	1,193
Subordinated debentures	334	426	416

	7,935	9,795	6,889

Net interest income	8,702	7,728	6,765
Provision for loan losses	917	539	820

Net interest income after provision for loan losses	7,785	7,189	5,945
Noninterest income
Service charges on deposit accounts	544	287	232
Net gains on sales of loans	159	233	326
Loan servicing fees, net	34	49	59
Net gains (losses) on sales of securities	54	—	(5)
Earnings on bank owned life insurance	123	123	115
Other	34	36	96

	948	728	823

Noninterest expense
Salaries and employee benefits	4,058	4,601	3,788
Occupancy and equipment	485	534	471
Data processing	686	556	492
Franchise taxes	308	293	171
Professional fees	558	358	428
Director fees	136	148	149
Postage, printing and supplies	159	162	155
Advertising and promotion	45	203	95
Telephone	91	99	109
Loan expenses	20	23	101
Foreclosed assets, net	(3)	(30)	8
Depreciation	683	619	506
Other	523	431	376

	7,749	7,997	6,849

Income (loss) before income taxes	984	(80)	(81)
Income tax expense (benefit)	261	(63)	(44)

Net income (loss)	723	(17)	(37)
Preferred stock dividends and accretion of unearned discount on preferred stock	(29)	—	—

Net income (loss) available to common shareholders	$694	$(17)	$(37)

Earnings (loss) per common share:
Basic	$0.17	$—	$(0.01)
Diluted	$0.17	$—	$(0.01)

(See accompanying notes.)
CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT      |     page 23

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	YEARS ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	2008	2007	2006

Net income (loss)	$723	$(17)	$(37)
Change in net unrealized gain (loss) on securities available for sale	300	322	(85)
Less: Reclassification adjustment for (gains) and losses later recognized in net income	(54)	—	5

Net unrealized gain (loss)	246	322	(80)
Tax effect	(83)	(110)	27

Other comprehensive income (loss)	163	212	(53)

Comprehensive income (loss)	$886	$195	$(90)

(See accompanying notes.)
page 24     |      CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

						ACCUMULATED	UNEARNED
			COMMON			OTHER	STOCK BASED		TOTAL
(DOLLARS IN THOUSANDS	PREFERRED	COMMON	STOCK	ADDITIONAL	RETAINED	COMPREHENSIVE	INCENTIVE PLAN	TREASURY	SHAREHOLDERS’
EXCEPT PER SHARE DATA)	STOCK	STOCK	WARRANTS	PAID-IN CAPITAL	EARNINGS	INCOME (LOSS)	SHARES	STOCK	EQUITY

Balance at January 1, 2006	$—	$23	$—	$12,787	$4,315	$28	$(289)	$(783)	$16,081

Reclassification of unearned stock based incentive plan shares upon adoption of FAS 123R, Share Based Payment on January 1, 2006				(289)			289		—

Comprehensive loss:

Net loss					(37)				(37)

Other comprehensive loss						(53)			(53)

Total comprehensive loss									(90)

Issuance of common stock in public offering, net of offering costs of $1,542 (2,300,000 shares)		23		14,535					14,558

Release of 14,556 stock based incentive plan shares				166					166

Tax benefits from dividends on unvested stock based incentive plan shares				5					5

Cash dividends declared on common stock ($.36 per share)					(1,635)				(1,635)

Balance at December 31, 2006	$—	$46	$—	$27,204	$2,643	$(25)	$—	$(783)	$29,085

(continued on next page.)
CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT      |     page 25

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

						ACCUMULATED	UNEARNED
			COMMON			OTHER	STOCK BASED		TOTAL
(DOLLARS IN THOUSANDS	PREFERRED	COMMON	STOCK	ADDITIONAL	RETAINED	COMPREHENSIVE	INCENTIVE PLAN	TREASURY	SHAREHOLDERS’
EXCEPT PER SHARE DATA)	STOCK	STOCK	WARRANTS	PAID-IN CAPITAL	EARNINGS	INCOME (LOSS)	SHARES	STOCK	EQUITY

Balance at January 1, 2007	$—	$46	$—	$27,204	$2,643	$(25)	$—	$(783)	$29,085

Comprehensive income:

Net loss					(17)				(17)

Other comprehensive income						212			212

Total comprehensive income									195

Release of 17,633 stock based incentive plan shares				152					152

Tax benefits from dividends on unvested stock based incentive plan shares				3					3

Tax effect from vesting of stock based incentive plan shares				(26)					(26)

Stock option expense				15					15

Purchase of 125,000 treasury shares								(830)	(830)

Cash dividends declared on common stock ($.28 per share)					(1,215)				(1,215)

Balance at December 31, 2007	—	46	—	27,348	1,411	187	—	(1,613)	27,379

Comprehensive income:

Net income					723				723

Other comprehensive income						163			163

Total comprehensive income									886

Issuance of 7,225 shares preferred stock and 336,568 common stock warrants, net of offering costs of $22	6,986		217						7,203

Accretion of unearned discount on preferred stock	3				(3)				—

Issuance of 31,750 stock based incentive plan shares		1							1

Release of 23,417 stock based incentive plan shares				127					127

Tax benefits from dividends on unvested stock based incentive plan shares				3					3

Tax effect from vesting of stock based incentive plan shares				(45)					(45)

Stock option expense				22					22

Purchase of 365,000 treasury shares								(1,632)	(1,632)

Preferred stock dividends					(26)				(26)

Cash dividends declared on common stock ($.20 per share)					(843)				(843)

Balance at December 31, 2008	$6,989	$47	$217	$27,455	$1,262	$350	$—	$(3,245)	$33,075

(See accompanying notes.)
page 26     |      CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	2008	2007	2006

Cash flows from operating activities
Net income (loss)	$723	$(17)	$(37)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Provision for loan losses	917	539	820
Valuation (gain) loss on mortgage servicing rights	3	(3)	(17)
Depreciation	683	619	506
Amortization, net	(55)	(121)	(102)
Net realized (gain) loss on sales of securities	(54)	—	5
Originations of loans held for sale	(26,973)	(37,282)	(44,033)
Proceeds from sale of loans held for sale	27,306	39,058	44,778
Net gain on sale of loans	(159)	(233)	(326)
Loss (gain) on disposal of premises and equipment	(1)	38	(38)
Gain on sale of foreclosed assets	(22)	(46)	(15)
FHLB stock dividend	(81)	—	(157)
Stock based incentive plan and stock option expense	149	167	166
Change in deferred income taxes	314	(61)	(39)
Net change in:
Bank owned life insurance	(123)	(123)	(115)
Accrued interest receivable and other assets	(262)	(876)	(406)
Accrued interest payable and other liabilities	(457)	1,761	245

Net cash from operating activities	1,908	3,420	1,235

Cash flows from investing activities
Available-for-sale securities:
Sales	2,064	—	4,395
Maturities, prepayments and calls	10,103	7,244	5,193
Purchases	(6,917)	(5,867)	(8,025)
Loan originations and payments, net	(4,401)	(41,371)	(48,644)
Loans purchased	—	(5,146)	(12,976)
Proceeds from redemption of FHLB stock	—	850	—
Purchase of FHLB stock	(65)	—	—
Additions to premises and equipment	(212)	(2,278)	(1,678)
Proceeds from the sale of premises and equipment	1	9	39
Proceeds from the sale of foreclosed assets	231	246	233

Net cash from investing activities	$804	$(46,313)	$(61,463)

(continued on next page.)
CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT      |     page 27

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	YEARS ENDED DECEMBER 31,
DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	2008	2007	2006

Cash flows from financing activities
Net change in deposits	$13,247	$26,669	$39,981
Net change in short-term borrowings from the FHLB and other debt	(32,400)	17,000	8,525
Proceeds from FHLB advances and other debt	14,000	4,200	5,000
Repayments on FHLB advances and other debt	(2,000)	(4,270)	(4,000)
Net change in advances by borrowers for taxes and insurance	13	17	24
Cash dividends paid	(860)	(1,402)	(1,429)
Proceeds from issuance of preferred stock and common stock warrants	7,203	—	—
Proceeds from issuance of common stock in public offering	—	—	14,558
Purchase of treasury shares	(1,632)	(830)	—

Net cash from financing activities	(2,429)	41,384	62,659

Net change in cash and cash equivalents	283	(1,509)	2,431
Beginning cash and cash equivalents	3,894	5,403	2,972

Ending cash and cash equivalents	$4,177	$3,894	$5,403

Supplemental cash flow information:
Interest paid	$7,340	$9,733	$6,741
Income taxes paid	51	15	—

Supplemental noncash disclosures:
Transfers from loans to repossessed assets	$123	$286	$218

(See accompanying notes.)
page 28      |     CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT

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
The Company provides financial services through its offices in Fairlawn, Worthington, Wellsville and Calcutta, Ohio. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are commercial and residential mortgages, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, the customers’ ability to repay their loans is dependent on the real estate and general economic conditions in the areas.
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
Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions with original maturities under 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest-bearing deposits in other financial institutions and borrowings with original maturities under 90 days.
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
Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, purchase premiums and discounts, deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.
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
CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT     |      page 29

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Concentration of Credit Risk: Most of the Company’s primary business activity is with customers located within the Ohio counties of Columbiana, Franklin and Summit. Therefore, the Company’s exposure to credit risk is significantly affected by changes in the economies within these counties. Although these counties are the Company’s primary market area for loans, the Company originates residential and commercial real estate loans throughout the United States.
Certain Purchased Loans: The Company purchases individual loans and groups of loans. These purchased loans are recorded at the amount paid, such that there is no carryover of the seller’s allowance for loan losses. After acquisition, incurred losses are recognized by an increase in the allowance for loan losses.
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
The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. The general component covers loans not classified as impaired and is based on historical loss experience adjusted for current factors.
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
Servicing Rights: Servicing rights are recognized separately when they are acquired through sales of loans. For sales of mortgage loans prior to January 1, 2007, a portion of the cost of the loan was allocated to the servicing right based on relative fair values. The Company adopted Statement of Financial Accounting Standards (FAS) No. 156, Accounting for Servicing of Financial Assets-an amendment of FASB Statement No. 140 (FAS No. 156) on January 1, 2007, and for sales of mortgage loans with servicing rights retained beginning in 2007, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. The Company compares the valuation model inputs and results to published industry data in order to validate the model results and assumptions. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. No new loan servicing rights were recorded in 2008 or 2007.
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
Servicing fee income, which is reported on the income statement as loan servicing fees, net is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Loan servicing fees, net totaled $34, $49 and $59 for the years ended December 31, 2008, 2007 and 2006, respectively. Late fees and ancillary fees related to loan servicing are not material.
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
page 30      |     CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
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
Bank Owned Life Insurance: CFBank purchased life insurance policies on certain directors and employees. In accordance with Emerging Issues Task Force (EITF) Issue No. 06-5, Accounting for Purchases of Life Insurance — Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.
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
Mortgage Banking Derivatives: The Company enters into interest rate lock commitments on mortgage loans to be sold into the secondary market. These derivatives are not designated as hedges and are carried at fair value. The net gain or loss on mortgage banking derivatives is included in gain on sale of loans.
Stock-Based Compensation: Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company’s common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the required service period for each separately vesting portion of the award.
Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. Deferred tax assets are recognized for net operating losses that expire primarily in 2024 and 2025, because the benefit is more likely than not to be realized.
The Company adopted the Financial Accounting Standards Board (FASB) Interpretation 48, Accounting for Uncertainty in Income Taxes (FIN 48), as of January 1, 2007. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no affect on the Company’s financial statements.
The Company recognizes interest related to income tax matters as interest expense and penalties related to income tax matters as other expense.
Benefit Plans: Employee 401(k) and profit sharing plan expense is the amount of matching contributions. Supplemental retirement plan expense allocates the benefits over years of service.
Earnings Per Common Share: Basic earnings per common share is net income available to common shareholders divided by the weighted average number of common shares outstanding during the period. Stock based incentive plan shares are considered outstanding as they are earned over the vesting period. Diluted earnings per common share includes the dilutive effect of stock based incentive plan shares and additional potential common shares issuable under stock options and stock warrants.
CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT     |      page 31

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Comprehensive Income (Loss): Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale, which are also recognized as a separate component of equity.
Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Legal fees with regard to loss contingencies associated with loans are expensed when they are not considered collectible from borrowers. Legal fees associated with other loss contingencies are expensed as incurred. Management does not believe there now are such matters that will have a material effect on the financial statements. See Note 23 — Arbitration Loss, Note 24 — Dispute Resolution and Note 25 — Loss Contingency.
Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements.
Equity: Treasury stock is carried at cost. The carrying value of preferred stock and common stock warrants is based on allocation of issuance proceeds, net of issuance costs, in proportion to their relative fair values. Preferred stock is carried net of the unearned discount.
Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by CFBank to the holding company or by the holding company to shareholders. On December 5, 2008, the Company issued 7,225 shares of preferred stock to the United States Treasury Department under the Capital Purchase Program. While that preferred stock remains outstanding, dividends on the Company’s common stock are limited to a quarterly cash dividend of a maximum of $.05 per share. See Note 15 — Preferred Stock.
Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 4 — Fair Value. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.
Operating Segments: While the chief decision-makers monitor the revenue streams of the Company’s various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Operating results are not reviewed by senior management to make resource allocation or performance decisions. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment. From 2005 thru 2007, internal financial information was primarily reported and aggregated in two lines of business, banking and mortgage banking. Beginning in 2008, mortgage banking activities are considered to be part of banking activities due to mortgage banking activities’ insignificant contribution to the Company’s overall performance.
Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.
Adoption of New Accounting Standards: In September 2006, the FASB issued FAS No. 157, Fair Value Measurements (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 also establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The impact of adoption was not material. In October 2008, the FASB issued FSP 157-3, Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active. This FSP clarifies the application of FAS 157 in a market that is not active. The impact of adoption was not material.
In February 2007, the FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159). The FAS provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. FAS 159 was effective for the Company on January 1, 2008. The Company did not elect the fair value option for any financial assets or financial liabilities.
page 32      |     CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
In September 2006, the FASB EITF finalized Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This Issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants’ employment or retirement. The required accrued liability is based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit, depending on the contractual terms of the underlying agreement. This Issue was effective for the Company on January 1, 2008. The impact of adoption was not material.
On November 5, 2007, the Securities and Exchange Commission (the Commission) issued Staff Accounting Bulletin (SAB) No. 109, Written Loan Commitments Recorded at Fair Value through Earnings (SAB 109). Previously, SAB No. 105, Application of Accounting Principles to Loan Commitments (SAB 105), stated that in measuring the fair value of a derivative loan commitment, a company should not incorporate the expected net future cash flows related to the associated servicing of the loan. SAB 109 supersedes SAB 105 and indicates that the expected net future cash flows related to the associated servicing of the loan should be included in measuring fair value for all written loan commitments that are accounted for at fair value through earnings. SAB 105 also indicated that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment, and SAB 109 retains that view. SAB 109 was effective for derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The impact of adoption was not material.
In December 2007, the Commission issued SAB No. 110 which expresses their views regarding the use of a “simplified” method, as discussed in SAB No. 107, in developing an estimate of expected term of “plain vanilla” share options in accordance with FAS No. 123(R), Share-Based Payment. The Commission concluded that a company could, under certain circumstances, continue to use the simplified method for share option grants after December 31, 2007. The Company does not use the simplified method for share options and, therefore, SAB No. 110 had no impact on the Company’s consolidated financial statements.
Effect of Newly Issued But Not Yet Effective Accounting Standards: In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations (FAS 141(R)), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. FAS 141(R) is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this FAS is not expected to have a material effect on the Company’s consolidated financial statements.
In December 2007, the FASB issued FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (FAS 160), which will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity within the consolidated balance sheets. FAS 160 is effective as of the beginning of the first fiscal year beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this FAS is not expected to have a material effect on the Company’s consolidated financial statements.
In March 2008, the FASB issued FAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (FAS 161). FAS 161 amends and expands the disclosure requirements of FAS 133, Accounting for Derivative Instruments and Hedging Activities, for derivative instruments and hedging activities. FAS 161 requires qualitative disclosure about objectives and strategies for using derivative and hedging instruments, quantitative disclosures about fair value amounts of the instruments and gains and losses on such instruments, as well as disclosures about credit-risk features in derivative agreements. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The adoption of this FAS is not expected to have a material effect on the Company’s consolidated financial statements.
CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT      |     page 33

NOTE 2 — SECURITIES
The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

		GROSS	GROSS
	FAIR	UNREALIZED	UNREALIZED
	VALUE	GAINS	LOSSES
2008
Mortgage-backed	$23,550	$543	$(13)

Total	$23,550	$543	$(13)

2007
Federal agency	$6,993	$4	$(9)
State and municipal	1,009	—	—
Mortgage-backed	20,396	345	(56)

Total	$28,398	$349	$(65)

Sales of available for sale securities were as follows:

	2008	2007	2006
Proceeds	$2,064	$—	$4,395
Gross gains	54	—	—
Gross losses	—	—	(5)
The tax benefit (provision) related to these net realized gains and losses was $18, $0, and ($2), respectively.
page 34     |     CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT

NOTE 2 — SECURITIES (CONTINUED)
At year-end 2008, there were no debt securities contractually due at a single maturity date. The fair value of mortgage-backed securities, which are not due at a single maturity date, totaled $23,550 at December 31, 2008.
Fair value of securities pledged was as follows:

	2008	2007
Pledged as collateral for:
FHLB advances	$13,508	$15,401
Public deposits	3,058	7,571
Customer repurchase agreements	3,098	2,685
Interest-rate swaps	1,235	237

Total	$20,898	$25,894

At year-end 2008 and 2007, there were no holdings of securities of any one issuer, other than federal agencies, in an amount greater than 10% of shareholders’ equity.
Securities with unrealized losses at year-end 2008 and 2007, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, were as follows:

2008	LESS THAN 12 MONTHS		12 MONTHS OR MORE		TOTAL
DESCRIPTION OF SECURITIES	FAIR VALUE	UNREALIZED LOSS	FAIR VALUE	UNREALIZED LOSS	FAIR VALUE	UNREALIZED LOSS
Mortgage-backed	$733	$(3)	$1,013	$(10)	$1,746	$(13)

Total temporarily impaired	$733	$(3)	$1,013	$(10)	$1,746	$(13)

2007	LESS THAN 12 MONTHS		12 MONTHS OR MORE		TOTAL
DESCRIPTION OF SECURITIES	FAIR VALUE	UNREALIZED LOSS	FAIR VALUE	UNREALIZED LOSS	FAIR VALUE	UNREALIZED LOSS
Federal agency	$—	$—	$4,992	$(9)	$4,992	$(9)
Mortgage-backed	—	—	3,811	(56)	3,811	(56)

Total temporarily impaired	$—	$—	$8,803	$(65)	$8,803	$(65)

Unrealized losses on the above federal agency and mortgage-backed securities have not been recognized in income because the issuers of the bonds are all federal sponsored agencies and the decline in fair value is temporary and largely due to changes in market interest rates. The fair value is expected to recover as the bonds approach their maturity date and/or market rates decline.
CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT      |     page 35

NOTE 3 — LOANS
Loans at year-end were as follows:

	2008	2007
Commercial	$40,945	$35,334
Real estate:
Single-family residential	28,884	31,082
Multi-family residential	41,495	43,789
Commercial	99,652	95,088
Consumer	26,429	28,248

Subtotal	237,405	233,541
Less: Net deferred loan fees	(364)	(382)
Allowance for loan losses	(3,119)	(2,684)

Loans, net	$233,922	$230,475

Real estate loans include $3,052 and $6,184 construction loans at year-end 2008 and 2007.
Activity in the allowance for loan losses was as follows:

	2008	2007	2006
Beginning balance	$2,684	$2,109	$1,495
Provision for loan losses	917	539	820
Loans charged-off	(497)	(44)	(302)
Recoveries	15	80	96

Ending balance	$3,119	$2,684	$2,109

Individually impaired loans were as follows:

	2008	2007
Period-end loans with no allocated allowance for loan losses	$—	$—
Period-end loans with allocated allowance for loan losses	2,257	—

Total	$2,257	$—

Amount of the allowance for loan losses allocated	$514	$—

	2008	2007	2006
Average of individually impaired loans during the year	$1,647	$—	$—
Interest income recognized during impairment	3	—	—
Cash-basis interest income recognized	—	—	—
Nonaccrual loans and loans past due over 90 days still on accrual were as follows:

	2008	2007
Loans past due over 90 days still on accrual	$348	$97
Nonaccrual loans	2,064	391
Nonaccrual loans and loans past due over 90 days still on accrual include both smaller balance single-family mortgage and consumer loans that are collectively evaluated for impairment and individually classified impaired loans.
page 36     |     CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT

NOTE 4 — FAIR VALUE
FAS 157 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
The fair value of securities available for sale is determined using pricing models that vary based on asset class and include available trade, bid, and other market information or matrix pricing, which is a mathematical technique widely used to in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).
The fair value of derivatives is based on the present value of future cash flows using the prevailing interest rate curve. Our derivative instruments consist of interest-rate swaps. Significant fair value inputs can generally be verified and do not typically involve significant judgments by management. (Level 2 inputs).
The fair value of servicing rights is based on a valuation model that calculates the present value of estimated net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income. The Company is able to compare the valuation model inputs and results to widely available published industry data for reasonableness (Level 2 inputs).
The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value (Level 3 inputs).
Assets and Liabilities Measured on a Recurring Basis
Assets and liabilities measured at fair value on a recurring basis are summarized below:

Fair Value Measurements at December 31, 2008
Using Significant Other Observable Inputs
(Level 2)
Assets:
Securities available for sale	$23,550
Interest-rate swaps	929

Liabilities:
Interest-rate swaps	$929
Assets Measured on a Non-Recurring Basis
Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements at December 31, 2008 Using
	Significant Other	Significant
	Observable Inputs	Unobservable Inputs
	(Level 2)	(Level 3)
Loan servicing rights	$52	$—
Impaired loans	—	1,743
CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT     |     page 37

NOTE 4 — FAIR VALUE (CONTINUED)
The following represent impairment charges recognized during 2008:
Servicing rights, which are carried at lower of cost or fair value, were written down to fair value of $52, resulting in a valuation allowance of $8. A charge of $3 was included in earnings for the period.
Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $2,257, with a valuation allowance of $514, resulting in an additional provision for loan losses of $514 for 2008.
Fair Value of Financial Instruments
Carrying amount and estimated fair values of financial instruments at year-end were as follows:

	2008		2007
	CARRYING	FAIR	CARRYING	FAIR
	AMOUNT	VALUE	AMOUNT	VALUE
Financial assets
Cash and cash equivalents	$4,177	$4,177	$3,894	$3,894
Securities available for sale	23,550	23,550	28,398	28,398
Loans held for sale	284	287	457	466
Loans, net	233,922	239,399	230,475	230,605
FHLB stock	2,109	n/a	1,963	n/a
Accrued interest receivable	1,100	1,100	1,360	1,360
Interest-rate swaps	929	929	156	156

Financial liabilities
Deposits	(207,647)	(210,052)	(194,308)	(192,422)
FHLB advances	(29,050)	(29,531)	(49,450)	(49,600)
Subordinated debentures	(5,155)	(5,155)	(5,155)	(5,155)
Accrued interest payable	(301)	(301)	(301)	(301)
Interest-rate swaps	(929)	(929)	(156)	(156)
The methods and assumptions used to estimate fair value are described as follows.
Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Fair value of loans held for sale is based on binding quotes from 3rd party investors. For fixed rate loans and for variable rate loans with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk (entry price). The fair value for fixed rate deposits with stated maturities was calculated by discounting contractual cash flows using current market rates for instruments with similar maturities. Fair value of debt is based on current rates for similar financing. It was not practicable to determine the fair value of FHLB stock due to restrictions placed on its transferability. The fair value of off-balance-sheet items is not considered material.
page 38     |     CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT

NOTE 5 — LOAN SERVICING
Mortgage loans serviced for others are not reported as assets. The principal balances of these loans at year-end were as follows:

	2008	2007
Mortgage loans serviced for Freddie Mac	$22,120	$26,340
Custodial escrow balances maintained in connection with serviced loans were $322 and $402 at year-end 2008 and 2007.
Activity for mortgage servicing rights and the related valuation allowance follows:

	2008	2007	2006
Servicing rights, net of valuation allowance:
Beginning of year	$157	$201	$250
Amortized to expense	(42)	(46)	(66)
Change in valuation allowance	(3)	2	17

End of year	$112	$157	$201

Valuation allowance:
Beginning of year	$5	$7	$24
Additions expensed	3	—	—
Reductions credited to expense	—	(2)	(17)

End of year	$8	$5	$7

The fair value of capitalized mortgage servicing rights was $137 and $255 at year-end 2008 and 2007. Fair value at year-end 2008 was determined using a 9% discount rate and prepayments speeds ranging from 187% to 660% depending on the stratification of the specific right. Fair value at year-end 2007 was determined using a 10% discount rate and prepayment speeds ranging from 190% to 960%, depending on the stratification of the specific right.
The weighted average amortization period is 3.0 years.
CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT     |     page 39

NOTE 6 — PREMISES AND EQUIPMENT
Year-end premises and equipment were as follows:

	2008	2007
Land and land improvements	$1,995	$1,995
Buildings	3,551	3,551
Furniture, fixtures and equipment	3,024	2,904
Leasehold improvements	434	434

	9,004	8,884
Less: accumulated depreciation	(3,758)	(3,167)

Total	$5,246	$5,717

The Company leases certain office properties. Rent expense was $239, $365, and $348 for 2008, 2007 and 2006. Rent commitments under noncancelable operating leases, before considering renewal options that generally are present, were as follows.

2009	$171
2010	154
2011	157
2012	160
2013	163
Thereafter	41

Total	$846

The Company is a one-third owner of a limited liability company that owns and manages the office building at 2923 Smith Road, Fairlawn, Ohio 44333, where the Company’s headquarters and CFBank’s Fairlawn office are located. The Company entered into a 10 year lease with the limited liability company in March 2004 that calls for monthly payments of $11, increasing 2% annually for the life of the lease through March 2014. During 2008, the lease was amended for additional office space. The amended lease agreement calls for additional monthly payments of $3 through June 30, 2009, at which time the monthly payment is expected to be renegotiated for the remaining life of the lease. Total rent expense under this operating lease, as amended, and common area maintenance costs, was $239, $187 and $183 in 2008, 2007 and 2006. The rental commitments above relate to this amended lease.
The former President of Reserve Mortgage Services, Inc. (Reserve), which was acquired by the Company in 2004, was a 100% owner of a company that owned and managed the office building at 1730 Akron-Peninsula Road, Akron, Ohio 44313 where CFBank’s mortgage services office was located. Lease agreements were for 5 year terms expiring at various times from May 2007 through December 2009, and called for monthly rental payments of $7, increasing 3% annually for the lives of the respective leases. In 2007, CFBank’s mortgage services operations were moved to the Fairlawn office and a $100 lease termination expense was paid in settlement of the remaining future lease obligations. Total rent expense was $148, including the $100 lease termination expense in 2007, and $80 in 2006.
page 40     |     CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT

NOTE 7 — DEPOSITS
Time deposits of $100 or more were $45,560 and $51,204 at year-end 2008 and 2007.
Scheduled maturities of time deposits for the next five years were as follows:

2009	$83,758
2010	41,885
2011	4,050
2012	210
2013	848
Thereafter	499

Total	$131,250

Time deposits included $67,238 and $52,189 in brokered deposits at year-end 2008 and 2007.
NOTE 8 — FEDERAL HOME LOAN BANK ADVANCES
At year end, advances from the FHLB were as follows:

	2008	2007
Maturity January 2009 at .54% floating rate	$5,850	$—
Maturity January 2008 at 4.00% floating rate	—	38,250
Maturities February 2009 thru July 2011, fixed at rates from 2.48% to 5.60%, averaging 3.98%	23,200	—
Maturities March 2008 thru March 2010, fixed at rates from 2.90% to 5.60%, averaging 4.89%	—	11,200

Total	$29,050	$49,450

Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances.
The advances were collateralized as follows:

	2008	2007
First mortgage loans under a blanket lien arrangement	$26,285	$26,649
Second mortgages	462	577
Multi-family mortgage loans	17,421	15,227
Home equity lines of credit	19,271	9,918
Commercial real estate loans	61,818	62,287
Securities	13,508	15,401

Total	$138,765	$130,059

Based on this collateral and CFBank’s holdings of FHLB stock, CFBank is eligible to borrow up to a total of $62,346 at year-end 2008.
Payment information: Required payments over the next five years are:

2009	$17,050
2010	6,000
2011	6,000

Total	$29,050

CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT     |     page 41

NOTE 9 — OTHER BORROWINGS
CFBank has a line of credit with a commercial bank totaling $5,000. At year-end 2008 and 2007, there was no outstanding balance on the line of credit. Interest on the line accrues daily and is variable based on the bank’s federal funds rate.

	2008	2007
Commercial bank line of credit
Average daily balance during the year	$2	$4
Average interest rate during the year	2.71%	5.67%
Maximum month-end balance during the year	$—	$373
NOTE 10 — SUBORDINATED DEBENTURES
In December 2003, Central Federal Capital Trust I, a trust formed by the Company, closed a pooled private offering of 5,000 trust preferred securities with a liquidation amount of $1 per security. The Company issued $5,155 of subordinated debentures to the trust in exchange for ownership of all of the common security of the trust and the proceeds of the preferred securities sold by the trust. In accordance with FIN 46R, the trust is not consolidated with the Company’s financial statements, but rather the subordinated debentures are shown as a liability. The Company’s investment in the common stock of the trust was $155 and is included in other assets.
The Company may redeem the subordinated debentures, in whole or in part, in a principal amount with integral multiples of $1, on or after December 30, 2008 at 100% of the principal amount, plus accrued and unpaid interest.
The subordinated debentures mature on December 30, 2033. The subordinated debentures are also redeemable in whole or in part from time to time, upon the occurrence of specific events defined within the trust indenture. The Company has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years. There are no required payments on the subordinated debentures over the next five years.
The trust preferred securities and subordinated debentures have a variable rate of interest, reset quarterly, equal to the three month London Interbank Offered Rate (LIBOR) plus 2.85%. The total rate in effect was 4.32% at year-end 2008.
page 42     |     CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT

NOTE 11 — BENEFIT PLANS
Multi-employer pension plan: The Company participates in a multi-employer contributory trusteed pension plan. The retirement benefits to be provided by the plan were frozen as of June 30, 2003 and future employee participation in the plan was stopped. The plan was maintained for all eligible employees and the benefits were funded as accrued. The cost of funding was charged directly to operations. The unfunded liability at June 30, 2008 totaled $365. The Company’s contribution for the plan years ending June 30, 2009, June 30, 2008 and June 30, 2007, totaled $204, $124 and $127, respectively.
401(k) Plan: A 401(k) plan allows employee contributions up to the maximum amount allowable under federal tax regulations, which are matched in an amount equal to 25% of the first 8% of the compensation contributed. Expense for 2008 and 2007 was $38 and $41, respectively. Prior to 2007 the Company match was on a discretionary basis and there was no match in 2006.
Salary Continuation Agreement: In 2004, CFBank initiated a nonqualified salary continuation agreement for the Chairman Emeritus. Benefits provided under the plan are unfunded, and payments are made by CFBank. Under the plan, CFBank pays him, or his beneficiary, a benefit of $25 annually for 20 years, beginning 6 months after his retirement date, which was February 28, 2008. The expense related to this plan totaled $24, $92 and $73 in 2008, 2007 and 2006, respectively. The accrual is included in accrued interest payable and other liabilities in the consolidated balance sheets and totaled $275 at year-end 2008 and $271 at year-end 2007.
Life Insurance Benefits: CFBank entered into agreements with certain employees, former employees and directors to provide life insurance benefits which are funded through life insurance policies purchased and owned by CFBank. The expense related to these benefits totaled $16, $22 and $16 in 2008, 2007 and 2006, respectively. The accrual is included in accrued interest payable and other liabilities in the consolidated balance sheets and totaled $166 at year-end 2008 and $150 at year-end 2007.
NOTE 12 — INCOME TAXES
Income tax expense (benefit) was as follows:

	2008	2007	2006
Current federal	$(53)	$(2)	$(5)
Deferred federal	314	(61)	(39)

Total	$261	$(63)	$(44)

Effective tax rates differ from federal statutory rate of 34% applied to loss before income taxes due to the following:

	2008	2007	2006
Federal statutory rate times financial statement income (loss)	$335	$(27)	$(28)
Effect of:
Bank owned life insurance income	(42)	(42)	(39)
Other	(32)	6	23

Total	$261	$(63)	$(44)

Effective tax rate	26.5%	78.8%	54.3%

(continued on next page.)
CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT     |     page 43

NOTE 12 — INCOME TAXES (CONTINUED)
Year-end deferred tax assets and liabilities were due to the following:

	2008	2007
Deferred tax assets:
Allowance for loan losses	$848	$912
Deferred loan fees	40	120
Post-retirement death benefits	57	51
Deferred compensation	93	92
Tax mark-to-market adjustments on securities and loans held for sale	181	96
Accrued stock awards	65	66
Net operating loss	986	1,310
Other	72	67

	2,342	2,714

Deferred tax liabilities:
Depreciation	51	106
FHLB stock dividend	400	372
Mortgage servicing rights	38	53
Prepaid expenses	52	36
Unrealized gain on securities available for sale	180	97
Other	23	55

	744	719

Net deferred tax asset	$1,598	$1,995

Federal income tax laws provided additional bad debt deductions through 1987, totaling $2,250. Accounting standards do not require a deferred tax liability to be recorded on this amount, which otherwise would total $765 at year-end 2008. If CFBank were liquidated or otherwise ceases to be a bank or if tax laws were to change, this amount would be expensed.
No valuation allowance has been recorded against the deferred tax asset for net operating losses because the benefit is more likely than not to be realized. At year-end 2008, the Company had net operating loss carryforwards of approximately $2.9 million which expire at various dates from 2024 to 2028.
The adoption of FIN 48 at January 1, 2007 had no impact on the Company’s financial statements. At December 31, 2007 and 2008, the Company had no unrecognized tax benefits recorded. The Company does not expect the amount of unrecognized tax benefits to significantly change within the next twelve months.
The Company is subject to U.S. federal income tax and is no longer subject to federal examination for years prior to 2005. The tax years 2005-2007 remain open to federal examination.
NOTE 13 — RELATED PARTY TRANSACTIONS
Loans to principal officers, directors, and their affiliates during 2008 were as follows.

Beginning balance	$2,680
New loans	1,739
Repayments	(1,632)

Ending balance	$2,787

Deposits from principal officers, directors, and their affiliates at year-end 2008 and 2007 were $1,255 and $1,583.
page 44     |     CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT

NOTE 14 — STOCK-BASED COMPENSATION
The Company has two stock-based compensation plans (the Plans) as described below. Total compensation cost that has been charged against income for those plans was $149, $167, and $166 for 2008, 2007 and 2006, respectively. The total income tax benefit for those same years was $44, $52, and $56, respectively.
The Plans, which are shareholder-approved, provide for stock option grants and restricted stock awards to directors, officers and employees. The 1999 Stock-Based Incentive Plan provided 193,887 shares for stock option grants and 77,554 shares for restricted stock awards. The 2003 Equity Compensation Plan, as amended and restated, provided an aggregate of 500,000 shares for stock option grants and restricted stock awards, of which up to 150,000 shares can be awarded in the form of restricted stock awards.
Stock Options
The Plans permit the grant of share options to directors, officers and employees for up to 693,887 shares of common stock. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards are granted with an exercise price equal to the market price of the Company’s common stock at the date of grant, generally have vesting periods ranging from 2 to 5 years, and are exercisable for 10 years from the date of grant.
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

	2008	2007	2006
Risk-free interest rate	2.64%	4.61%	—
Expected term (years)	6	6	—
Expected stock price volatility	24%	22%	—
Dividend yield	5.82%	4.66%	—
A summary of stock option activity in the Plans for 2008 was as follows:

		WEIGHTED	WEIGHTED AVERAGE
		AVERAGE EXERCISE	REMAINING CONTRACTUAL	INTRINSIC
	SHARES	PRICE	TERM (YEARS)	VALUE
Outstanding at beginning of year	299,622	$10.94
Granted	140,580	3.50
Exercised	—	—
Forfeited or expired	(23,825)	10.15

Outstanding at end of year	416,377	$8.47	6.4	$—

Exercisable at end of year	264,655	$11.14	4.5	$—

CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT     |     page 45

NOTE 14 — STOCK-BASED COMPENSATION (CONTINUED)
Information related to the stock option Plans during each year follows:

	2008	2007	2006
Intrinsic value of options exercised	$—	$—	$—
Cash received from option exercises	—	—	—
Tax benefit realized from option exercises	—	—	—
Weighted average fair value of options granted	0.40	0.99	—
As of December 31, 2008, there was $43 of total unrecognized compensation cost related to nonvested stock options granted under the Plans. The cost is expected to be recognized over a weighted-average period of 1.6 years.
Restricted Stock Awards
The Plans permit the grant of restricted stock awards to directors, officers and employees. Compensation expense is recognized over the vesting period of the shares based on the fair value of the stock at issue date. The fair value of the stock was determined using the closing share price on the date of grant and shares have vesting periods ranging from 1 to 5 years. There were 39,575 shares available to be issued under the Plans at year-end 2008. There were 32,875 shares issued in 2008, 18,250 shares issued in 2007 and no shares issued in 2006.
A summary of changes in the Company’s nonvested shares for the year follows:

		Weighted Average
	Shares	Grant-Date Fair Value
Nonvested at January 1, 2008	32,525	$8.79
Granted	32,875	4.03
Vested	(14,692)	8.86
Forfeited	(1,125)	4.03

Nonvested at December 31, 2008	49,583	$5.72

As of December 31, 2008, there was $93 of total unrecognized compensation cost related to nonvested shares granted under the Plans. The cost is expected to be recognized over a weighted-average period of 1.0 year. The total fair value of shares vested during the years ended December 31, 2008, 2007 and 2006 was $66, $106 and $123, respectively.
page 46     |     CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT

NOTE 15 — PREFERRED STOCK
On December 5, 2008, in connection with the Troubled Asset Relief Program (TARP) Capital Purchase Program, established as part of the Emergency Economic Stabilization Act of 2008, the Company issued to the U.S. Treasury Department (U.S. Treasury) 7,225 shares of Central Federal Corporation Fixed Rate Cumulative Perpetual Preferred Stock, Series A (Preferred Stock) for $7,225. The Preferred Stock initially pays quarterly dividends at a five percent annual rate, which increases to nine percent after February 14, 2013, on a liquidation preference of $1,000 per share. The Preferred Stock is redeemable, at $1,000 per share plus accrued dividends after February 15, 2011, with approval of the OTS. Prior to February 15, 2011, with the approval of the OTS, the Preferred Stock is only redeemable with the proceeds from a qualified equity offering.
The Preferred Stock has preference over the Company’s common stock with respect to the payment of dividends and distribution of the Company’s assets in the event of a liquidation or dissolution. Except in certain circumstances, the holders of Preferred Stock have no voting rights. If any quarterly dividend payable on the Preferred Stock is in arrears for six or more quarterly dividend periods (whether consecutive or not), the holders will be entitled to vote for the election of two additional directors. These voting rights terminate when the Company has paid the dividends in full.
As required under the TARP Capital Purchase Program in connection with the sale of the Preferred Stock to the U.S. Treasury, dividend payments on, and repurchases of, the Company’s outstanding preferred and common stock are subject to certain restrictions. For as long as any Preferred Stock is outstanding, no dividends may be declared or paid on the Company’s outstanding common stock until all accrued and unpaid dividends on Preferred Stock are fully paid. In addition, the U.S. Treasury’s consent is required on any increase in quarterly dividends declared on shares of common stock in excess of $.05 per share before December 5, 2011, the third anniversary of the issuance of the Preferred Stock, unless the Preferred Stock is redeemed by the Company or transferred in whole by the U.S. Treasury. Further, the U.S. Treasury’s consent is required for any repurchase of any equity securities or trust preferred securities, except for repurchases of Preferred Stock or repurchases of common shares in connection with benefit plans consistent with past practice, before December 5, 2011, the third anniversary of the issuance of the Preferred Stock, unless redeemed by the Company or transferred in whole by the U.S. Treasury.
The $7.2 million in proceeds from the sale of the Preferred Stock are currently held in short-term investments pending approval from regulators to contribute it as additional capital to CFBank, and pending the Company’s review of The American Recovery and Reinvestment Act of 2009, which was signed by President Obama on February 17, 2009. The Company will be analyzing the provisions of the new statute and considering whether to continue its participation in the Capital Purchase Program in light of the additional restrictions imposed under the new legislation.
Following is information on preferred stock and the unearned discount on preferred stock at December 31, 2008. The unearned discount is being accreted over 5 years using the level-yield method.

Series A Preferred Stock	$7,225
Unearned discount on preferred stock	(236)

Total preferred stock	$6,989

NOTE 16 — COMMON STOCK WARRANTS
In connection with the issuance of the Preferred Stock, the Company also issued to the U.S. Treasury a warrant to purchase 336,568 shares of the Company’s common stock at an exercise price of $3.22 per share, which would represent an aggregate investment, if exercised for cash, of approximately $1.1 million in Company common stock. The exercise price may be paid either by withholding a number of shares of common stock issuable upon exercise of the warrant equal to the value of the aggregate exercise price of the warrant, determined by reference to the market price of the Company’s common stock on the trading day on which the warrant is exercised or, if agreed to by the Company and the warrant holder, by the payment of cash equal to the aggregate exercise price. The warrants may be exercised any time before December 5, 2018.
CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT     |     page 47

NOTE 17 — REGULATORY CAPITAL MATTERS
CFBank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes as of December 31, 2008, CFBank meets all capital adequacy requirements to which it is subject.
Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2008 and 2007, the most recent regulatory notifications categorized CFBank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.
Actual and required capital amounts and ratios are presented below at year end.

					TO BE WELL CAPITALIZED UNDER
	ACTUAL		FOR CAPITAL ADEQUACY PURPOSES		PROMPT CORRECTIVE ACTION REGULATIONS
	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO
2008
Total Capital to risk weighted assets	$27,737	11.6%	$19,163	8.0%	$23,954	10.0%
Tier 1 (Core) Capital to risk weighted assets	25,168	10.5%	9,582	4.0%	14,372	6.0%
Tier 1 (Core) Capital to adjusted total assets	25,168	9.2%	10,988	4.0%	13,735	5.0%
Tangible Capital to adjusted total assets	25,168	9.2%	4,120	1.5%	N/A	N/A

2007
Total Capital to risk weighted assets	$26,097	11.0%	$18,962	8.0%	$23,702	10.0%
Tier 1 (Core) Capital to risk weighted assets	23,433	9.9%	9,481	4.0%	14,221	6.0%
Tier 1 (Core) Capital to adjusted total assets	23,433	8.5%	11,051	4.0%	13,813	5.0%
Tangible Capital to adjusted total assets	23,433	8.5%	4,144	1.5%	N/A	N/A
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
Dividend Restrictions: The holding company’s principal source of funds for dividend payments is dividends received from CFBank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year’s net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above. During 2009, CFBank could, without prior approval, declare dividends of approximately $1,702 plus any 2009 net profits retained to the date of the dividend declaration. See Note 15 — Preferred Stock for a description of restrictions on the payment of dividends on the Company’s common stock.
page 48     |     CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT

NOTE 18 — INTEREST-RATE SWAPS
The Company utilizes interest-rate swap agreements as part of its asset liability management strategy to help manage its interest rate risk position. The notional amount of the interest-rate swaps does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest-rate swap agreements.
The Company has a program whereby it lends to its borrowers at a fixed rate with the loan agreement containing a two-way yield maintenance provision. If the borrower prepays the loan, the yield maintenance provision will result in a prepayment penalty or benefit depending on the interest rate environment at the time of prepayment. This provision represents an embedded derivative which is required to be bifurcated from the host loan contract in accordance with FAS No. 133, Accounting for Derivatives and Hedging Activities. As the result of bifurcating the embedded derivative, the Company records the transaction with the borrower as a floating rate loan and a pay floating / receive fixed interest-rate swap. To offset the risk of the interest-rate swap with the borrower, the Company enters interest-rate swaps with outside counterparties that mirror the terms of the interest-rate swap between the Company and the borrower. Both interest-rate swaps are carried as freestanding derivatives with their changes in fair value reported in current earnings. The change in the fair value of the interest-rate swaps with borrowers was an increase of $773 and $124 in 2008 and 2007, respectively, which was offset by an equal decrease in value in each year on the interest-rate swaps with outside parties, with the result that there was no impact on income in either year.
Summary information about the interest-rate swaps between the Company and its borrowers is as follows:

	2008	2007
Notional amount	$4,544	$3,689
Weighted average receive rate	5.11%	5.15%
Weighted average pay rate	1.19%	5.04%
Weighted average maturity (years)	8.7	9.4
Fair value of interest-rate swaps	$929	$156
Summary information about the interest-rate swaps between the Company and outside parties is as follows:

	2008	2007
Notional amount	$4,544	$3,689
Weighted average pay rate	5.11%	5.15%
Weighted average receive rate	1.19%	5.04%
Weighted average maturity (years)	8.7	9.4
Fair value of interest-rate swaps	$(929)	$(156)
The fair value of the interest-rate swaps at December 31, 2008 and 2007 is reflected in other assets and other liabilities.
CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT     |     page 49

NOTE 19 — LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES
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
The contractual amounts of financial instruments with off-balance-sheet risk at year end were as follows.

	2008		2007
	FIXED RATE	VARIABLE RATE	FIXED RATE	VARIABLE RATE
Commitments to make loans	$3,003	$2,110	$1,492	$2,687
Unused lines of credit	76	23,939	72	26,468
Standby letters of credit	68	—	37	—
Commitments to make loans are generally made for periods of 60 days or less, except for construction loan commitments, which are typically for a period of one year, and loans under a specific drawdown schedule, which are based on the individual contracts. The fixed rate loan commitments have interest rates ranging from 3.20% to 8.25% and maturities ranging from 12 months to 30 years at December 31, 2008. The fixed rate loan commitments have interest rates ranging from 5.63% to 7.75% and maturities ranging from 5 years to 30 years at December 31, 2007.
page 50     |     CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT

NOTE 20 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
Condensed financial information of Central Federal Corporation follows:
CONDENSED BALANCE SHEETS

	DECEMBER 31,
(DOLLARS IN THOUSANDS)	2008	2007
Assets
Cash and cash equivalents	$10,365	$6,125
Investment in banking subsidiary	26,272	24,767
Investment in and advances to other subsidiaries	1,004	1,065
Other assets	873	823

Total assets	$38,514	$32,780

Liabilities and equity
Subordinated debentures	$5,155	$5,155
Accrued expenses and other liabilities	284	246
Shareholders’ equity	33,075	27,379

Total liabilities and shareholders’ equity	$38,514	$32,780

CONDENSED STATEMENTS OF OPERATIONS

	YEARS ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS)	2008	2007	2006
Interest expense	$334	$426	$416
Other expense	366	328	303

Loss before income tax and undistributed subsidiaries’ operations	(700)	(754)	(719)
Income tax benefit	261	247	232
Effect of subsidiaries’ operations	1,162	490	450

Net income (loss)	$723	$(17)	$(37)

CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT     |     page 51

NOTE 20 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)
CONDENSED STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS)	2008	2007	2006
Cash flows from operating activities
Net income (loss)	$723	$(17)	$(37)
Adjustments:
Effect of subsidiaries’ operations	(1,162)	(490)	(450)
Change in other assets and other liabilities	(20)	91	(175)

Net cash from operating activities	(459)	(416)	(662)

Cash flows from investing activities
Investments in banking subsidiary	—	—	(10,000)
Investments in subsidiaries	(12)	(525)	(158)

Net cash from investing activities	(12)	(525)	(10,158)

Cash flows from financing activities
Proceeds from issuance of preferred stock and common stock warrants	7,203	—	—
Proceeds from common stock issued in public offering	—	—	14,558
Purchase of treasury stock	(1,632)	(830)	—
Dividends paid	(860)	(1,402)	(1,429)

Net cash from financing activities	4,711	(2,232)	13,129

Net change in cash and cash equivalents	4,240	(3,173)	2,309
Beginning cash and cash equivalents	6,125	9,298	6,989

Ending cash and cash equivalents	$10,365	$6,125	$9,298

page 52     |     CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT

NOTE 21 — EARNINGS PER COMMON SHARE
The factors used in the earnings (loss) per common share computation follow.

(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	2008	2007	2006
Basic
Net income (loss)	$723	$(17)	$(37)

Less: Preferred stock dividends and accretion of unearned discount on preferred stock	(29)	—	—

Net income (loss) available to common shareholders	$694	$(17)	$(37)

Weighted average common shares outstanding	4,200,504	4,467,750	4,452,119

Basic earnings (loss) per common share	$0.17	$—	$(0.01)

Diluted
Net income (loss) available to common shareholders	$694	$(17)	$(37)

Weighted average common shares outstanding for basic earnings (loss) per common share	4,200,504	4,467,750	4,452,119
Add: Dilutive effects of assumed exercises of stock options and stock based incentive plan shares	1,185	—	—
Add: Dilutive effects of assumed exercises of warrants to purchase common stock	381	—	—

Average shares and dilutive potential common shares	4,202,070	4,467,750	4,452,119

Diluted earnings (loss) per common share	$0.17	$—	$(0.01)

The following potential average common shares were anti-dilutive and not considered in computing diluted earnings (loss) per common share because, in 2006, the Company had a loss from continuing operations. In 2007 and 2008, the exercise price of the options was greater than the average stock price for the periods or the fair value of the stock based incentive plan shares at the date of grant was greater than the average stock price for the periods.

	2008	2007	2006
Stock options	322,258	292,730	277,655
Stock based incentive plan shares	25,904	17,221	15,401
CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT     |     page 53

NOTE 22 — SEGMENT INFORMATION
From 2005 through 2007, internal financial information was primarily reported and aggregated in two lines of business, banking and mortgage banking. Beginning in 2008, mortgage banking activities were considered to be part of banking activities due to mortgage banking activities’ insignificant contribution to the Company’s overall performance.
The reportable segments for 2007 and 2006 were determined by the products and services offered, primarily distinguished between banking and mortgage banking operations. Loans, securities, deposits and servicing fees provided the revenues in the banking operation, and single-family residential mortgage loan sales provided the revenues in mortgage banking. All operations are domestic.
The accounting policies for segments were the same as those described in the summary of significant accounting policies. Segment performance was evaluated using net income. Income taxes were allocated and transactions among segments were made at fair value. Parent and Other included activities that were not directly attributed to the reportable segments, and was comprised of the Parent Company and elimination entries between all segments. Information reported internally for performance assessment follows:

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

page 54     |     CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT

NOTE 23 — ARBITRATION LOSS
Richard J. O’Donnell, the former President of Reserve, filed for arbitration against CFBank for breach of his employment agreement and in September 2007 was awarded $662 plus 5,000 options to purchase Company stock. CFBank paid the award and the Company granted the options. CFBank was reimbursed by its insurance provider for $36 in legal fees that were part of the award. The arbitration loss of $641 (net of the insurance proceeds), which included $15 in payroll taxes related to the award, was included in salaries and employee benefits expense in the consolidated statement of operations.
NOTE 24 — DISPUTE RESOLUTION
In June 2008, CFBank and Kaleidico LLC resolved their dispute related to a residential mortgage lead generation and management system. CFBank was granted a perpetual license to the system and all upgrades.
NOTE 25 — LOSS CONTINGENCY
CFBank is currently investigating unusual return item activity involving deposit accounts for a third party payment processor. Activity in the deposit accounts began in October 2008 and was suspended by CFBank early in December 2008. No losses have been incurred to date, but the investigation is on-going and the Company cannot at this time estimate whether any amounts may be at risk with regard to the accounts. Accordingly, no amount has been accrued at December 31, 2008 for this matter.
We mourn the passing in 2008 of Columbus Development Board member John Mead.
He was an original member of the Development Board, and we will greatly miss the advice and counsel he provided.
CENTRAL FEDERAL CORPORATION 2008 ANNUAL REPORT     |     page 55

BOARD OF DIRECTORS AND OFFICERS

CENTRAL FEDERAL
CORPORATION AND	CENTRAL FEDERAL		CFBANK COLUMBUS	CFBANK
CFBANK BOARD OF	CORPORATION	CFBANK EXECUTIVE	DEVELOPMENT	COLUMBIANA COUNTY
DIRECTORS	OFFICERS	OFFICERS	BOARD	DEVELOPMENT BOARD

Mark S. Allio
Chairman, President &
Chief Executive Officer
Central Federal Corporation
Chairman & Chief Executive
Officer, CFBank

David C. Vernon
Director, President and Chief
Executive Officer, National
Bancshares Corporation
and First National Bank

Jeffrey W. Aldrich
Former President
Sterling China Co.

Thomas P. Ash
Director of Governmental
Relations
Buckeye Association of
School Administrators

William R. Downing
President
R.H. Downing Inc.

Gerry W. Grace
Former President
Grace Services, Inc.

Jerry F. Whitmer, Esq.
Of Counsel
Brouse McDowell
Mark S. Allio
Chairman, President &
Chief Executive Officer

Eloise L. Mackus, Esq.
Executive Vice President,
General Counsel & Secretary

Therese A. Liutkus, CPA
Treasurer & Chief
Financial Officer

Laura L. Martin
Assistant Secretary	Mark S. Allio
Chairman & Chief
Executive Officer

Raymond E. Heh
President & Chief
Operating Officer

R. Parker MacDonell
President,Columbus Region

Eloise L. Mackus, Esq.
Executive Vice President,
General Counsel & Secretary

Therese A. Liutkus, CPA
Treasurer & Chief
Financial Officer

William R. Reed
Senior Credit Officer	Lou J. Briggs
Former President Pro Tem
Worthington City Council

James J. Chester
Partner, Chester Willcox
and Saxbe, LLP

R. Parker MacDonell
President, Columbus Region
CFBank

Douglas S. Morgan
Attorney, Calfee, Halter &
Griswold LLP

Louis A. Nobile, Jr.
Former President
Bank One, Lima NA

Joseph Robertson, IV
Managing Director
RBC Capital Markets

Brenda K. Stier-Anstine
President, Marketing Works

Roland Tokarski
President, Quandel Group

Steven J. Yakubov
Interventional Cardiologist
Riverside Methodist Hospital	Nicholas T. Amato
Attorney
Amato Law Office

Vicki M. Holden
Executive Director
CrossRoads

D. Terrence O’Hara
President
W.C. Bunting

James J. Sabatini II
Trustee
St. Clair Township
Co-Owner
Sabatini Shoes

Diana M. Spencer
Vice President,
Columbiana Region
CFBank

Joseph J. Surace
Mayor
Village of Wellsville

Penny J. Traina
Commissioner
Columbiana County
CFBANK OFFICE LOCATIONS

CALCUTTA, OH	FAIRLAWN, OH	WELLSVILLE, OH	WORTHINGTON, OH
49028 Foulks Drive	2923 Smith Road	601 Main Street	7000 North High Street
Calcutta, Ohio 43920	Fairlawn, Ohio 44333	Wellsville, Ohio 43968	Worthington, Ohio 43085
330-385-4323	330-666-7979	330-532-1517	614-334-7979
CORPORATE DATA

ANNUAL REPORT

A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission will be available March 27, 2009 without charge upon written request to:

Therese A. Liutkus, CPA
Treasurer and Chief Financial Officer
Central Federal Corporation
2923 Smith Road
Fairlawn, Ohio 44333
Phone: 330-576-1209
Fax: 330-576-1339
Email: TerriLiutkus@cfbankmail.com
ANNUAL MEETING

The Annual Meeting of Shareholders of Central Federal Corporation will be held at 10AM on Thursday, May 21, 2009 at the Fairlawn Country Club, 200 North Wheaton Road, Fairlawn, Ohio.

SHAREHOLDER SERVICES

Registrar and Transfer Company serves as transfer agent for Central Federal Corporation shares. Communications regarding change of address, transfer of shares or lost certificates should be sent to:

Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
Phone: 800-368-5948
page 56     |