Form 10-K, Exhibit 13
period 2009-12-31
CENTRAL FEDERAL CORP
filed 2010-03-29
CIK 1070680

Exhibit 13.1
Annual Report to Security Holders for the Fiscal Year ended December 31, 2009
2009 Annual Report

TABLE OF CONTENTS

3	MESSAGE TO STOCKHOLDERS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

4	Selected Financial and Other Data

6	Forward-Looking Statements

6	General

7	Financial Condition

12	Comparison of Results of Operations for 2009 and 2008

17	Comparison of Results of Operations for 2008 and 2007

21	Quantitative and Qualitative Disclosures about Market Risk

22	Liquidity and Capital Resources

23	Impact of Inflation

23	Critical Accounting Policies

24	Market Prices and Dividends Declared

FINANCIAL STATEMENTS

25	Management’s Report on Internal Control Over Financial Reporting

26	Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements

27	Consolidated Financial Statements

33	Notes to Consolidated Financial Statements

61	BOARD OF DIRECTORS AND OFFICERS

61	CFBANK OFFICE LOCATIONS

CORPORATE DATA

61	Annual Report

61	Annual Meeting

61	Stockholder Services

| page 1

MESSAGE TO STOCKHOLDERS
Dear Fellow Stockholders:
The values of my childhood call me to speak openly and honestly, regardless of the message. After all, good news and bad news travel at the same speed. Unfortunately, this annual report to stockholders is a limited way to communicate, without the more immediate contact that leads to the best understanding of our business. During the coming year, we will find ways to keep you informed as frequently as possible, because even though we live in an electronic world, information regarding small community banks is still relatively inefficient.
Here are the facts. First, the financial tsunami of the 2008 and 2009 “Great Recession” reached our financial shores in September 2009. The rapid decline in the U.S. economy and, more importantly, in the Ohio economy, led to a sudden wave of negative factors which directly and immediately resulted in business contractions, higher vacancy rates and lower valuations for both residential and commercial real estate. Add to that the impact of higher unemployment, which directly affected consumers’ ability to meet their obligations and indirectly affected their confidence in the economic future. As a result of these negative factors and their effect on consumers, our Company provided a $9.9 million increase in the allowance for loan losses and wrote off $5.9 million in loan balances. Second, operating expenses increased over the previous year due to a 529% increase in FDIC insurance premiums and higher professional fees associated with problem loans. And third, due to the detrimental effect of the current economic condition on our performance, and uncertainty regarding how future economic conditions will affect our future performance, we recorded a $4.3 million valuation allowance to reduce our net deferred tax asset to zero, amplifying the loss even further. Going forward we will recognize the tax benefits as we recognize future taxable income.
Through it all, the Company remains well capitalized and core earnings continue to improve. CFBank’s core earnings — if we exclude the credit write-offs and the increase in non-controllable expense such as FDIC insurance and certain professional fees — were approximately $2 million for 2009.
As investors, we must all focus on the results of the Company, but also look inside the Company to determine if the basic premise of the business is relevant. To this I would answer in the affirmative. I believe our business model is not only well accepted, but is also substantially relevant for the future. Here is why. During 2009 and despite hardships, the Company remained well capitalized and originated over $105 million in new loans. The mortgage team’s first full year of operations resulted in a 304% increase in gains on sales of loans, which totaled $642,000. Our core controllable noninterest expense actually decreased during the year by $244,000. We will continue to be stewards of the financial resources provided to our Company.
Going forward, what should we as investors in community banks consider? First and foremost is a determination whether the Company has the capital and financial resources to weather the existing financial storm. As stated, we continue to remain well capitalized and generate core earnings to support the Company. Second, we, as investors, need to determine if the factors that led to the recession have ended or if the economy will continue a downward trend and, thus, affect our Company. Finally, as this storm recedes, are we poised to continue building for the future? Since I have not been given the ability to predict the future, all I can say is that we believe we are prepared for the future economic climate. We have diligently managed CFBank’s interest rate risk position and are poised for changes in upward movements of the U.S. Treasury yield curve. Our business plan remains relevant. I believe our niche focus and sense of urgency in execution will be attractions to many business and individual customers. Our belief in the viability of our niche position has resulted in our recent characterization of that position to consumers as “banking reinvented.” We have dedicated professionals at our Company who daily perform their duties without employment contracts or excessive compensation packages, and who are passionate about meeting the banking needs of our commercial and individual customers. We will be successful over the long-term.
There remain substantial challenges ahead for all banks. As of September 30, 2009, the FDIC Deposit Insurance Fund balance was a negative $8.243 billion. I estimate that, based on the total of all insured deposits as of that date, the FDIC must assess insurance premiums on all banks in the amount of $75 billion to absorb the deficit and have a fund balance of 1.25% of insurable deposits. This alone will temper the growth in core earnings over the coming years. Also, higher capital ratio requirements will challenge bank management to create reasonable returns without taking on additional volatility and risk. Our plan is to continue to focus on our niche business model, and add noninterest income to create returns without the need for additional capital.
In summary, 2009 was extremely difficult on you, as a stockholder, as well as us, as managers and stewards. Our goal is to survive, then to thrive. We have accomplished the former and will execute on the latter. Along the way, we have been reinventing banking.
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
SELECTED FINANCIAL CONDITION DATA:

	AT DECEMBER 31,
(DOLLARS IN THOUSANDS)	2009	2008	2007	2006	2005
Total assets	$273,742	$277,781	$279,582	$236,028	$173,021
Cash and cash equivalents	2,973	4,177	3,894	5,403	2,972
Securities available for sale	21,241	23,550	28,398	29,326	30,872
Loans held for sale	1,775	284	457	2,000	2,419
Loans, net(1)	231,105	233,922	230,475	184,695	124,026
Allowance for loan losses	7,090	3,119	2,684	2,109	1,495
Nonperforming assets	13,234	2,412	574	297	800
Foreclosed assets	—	—	86	—	—
Other intangible assets	169	—	—	—	—
Deposits	211,088	207,647	194,308	167,591	127,588
FHLB advances	32,007	29,050	49,450	32,520	22,995
Subordinated debentures	5,155	5,155	5,155	5,155	5,155
Total stockholders’ equity	23,227	33,075	27,379	29,085	16,081
SUMMARY OF OPERATIONS:

	FOR THE YEAR ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS)	2009	2008	2007	2006	2005
Total interest income	$14,446	$16,637	$17,523	$13,654	$8,691
Total interest expense	5,947	7,935	9,795	6,889	3,723

Net interest income	8,499	8,702	7,728	6,765	4,968
Provision for loan losses	9,928	917	539	820	674

Net interest income after provision for loan losses	(1,429)	7,785	7,189	5,945	4,294
Noninterest income:
Net gain (loss) on sale of securities	—	54	—	(5)	—
Other	1,377	894	728	828	866

Total noninterest income	1,377	948	728	823	866
Impairment loss on goodwill and intangibles	—	—	—	—	1,966
Noninterest expense	8,262	7,749	7,997	6,849	6,861

Income (loss) before income taxes	(8,314)	984	(80)	(81)	(3,667)
Income tax expense (benefit)	1,577	261	(63)	(44)	(377)

Net income (loss)	$(9,891)	$723	$(17)	$(37)	$(3,290)

Net income (loss) available to common stockholders	$(10,298)	$694	$(17)	$(37)	$(3,290)

(See footnotes on next page.)
page 4   |     CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT

SELECTED FINANCIAL RATIOS AND OTHER DATA:

	AT OR FOR THE YEAR ENDED DECEMBER 31,
	2009	2008	2007	2006	2005

Performance Ratios: (2) (10)
Return on average assets	(3.45%)	0.26%	(0.01%)	(0.02%)	(2.02%)
Return on average equity	(32.95%)	2.68%	(0.06%)	(0.12%)	(17.71%)
Average yield on interest-earning assets (3)	5.34%	6.41%	7.23%	6.84%	5.87%
Average rate paid on interest-bearing liabilities	2.50%	3.38%	4.50%	4.00%	2.75%
Average interest rate spread (4)	2.84%	3.03%	2.73%	2.84%	3.12%
Net interest margin, fully taxable equivalent (5)	3.14%	3.35%	3.19%	3.39%	3.35%
Interest-earning assets to interest-bearing liabilities	114.20%	110.90%	111.47%	115.83%	109.46%
Efficiency ratio (6)	83.60%	80.75%	94.57%	90.20%	151.30%
Noninterest expense to average assets	2.88%	2.79%	3.08%	3.20%	5.43%
Common stock dividend payout ratio	n/m	125.00%	n/m	n/m	n/m

Capital Ratios: (2)
Equity to total assets at end of period	8.48%	11.91%	9.79%	12.32%	9.29%
Average equity to average assets	10.47%	9.72%	10.81%	13.89%	11.43%
Tangible capital ratio (9)	8.90%	9.20%	8.50%	9.80%	6.90%
Core capital ratio (9)	8.90%	9.20%	8.50%	9.80%	6.90%
Total risk-based capital ratio (9)	11.70%	11.60%	11.00%	12.60%	10.10%

Asset Quality Ratios: (2)
Nonperforming loans to total loans (7)	5.56%	1.02%	0.21%	0.16%	0.64%
Nonperforming assets to total assets (8)	4.83%	0.87%	0.21%	0.13%	0.46%
Allowance for loan losses to total loans	2.98%	1.32%	1.15%	1.13%	1.19%
Allowance for loan losses to nonperforming loans (7)	53.57%	129.31%	550.00%	710.10%	186.88%
Net charge-offs (recoveries) to average loans	2.48%	0.21%	(0.02%)	0.13%	0.14%

Per Share Data:
Basic earnings (loss) per common share	$(2.51)	$0.16	$—	$(0.01)	$(1.47)
Diluted earnings (loss) per common share	(2.51)	0.16	—	(0.01)	(1.47)
Dividends declared per common share	—	0.20	0.28	0.36	0.36
Tangible book value per common share at end of period	3.91	6.36	6.17	6.40	7.17

(1)	Loans, net represents gross loans receivable net of the allowance for loan losses, loans in process and deferred loan origination fees.

(2)	Asset quality ratios and capital ratios are end-of-period ratios. All other ratios are based on average monthly balances during the indicated periods.

(3)	Calculations of yield are presented on a taxable equivalent basis using the federal income tax rate of 34%.

(4)	The average interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.

(5)	The net interest margin represents net interest income as a percent of average interest-earning assets.

(6)	The efficiency ratio equals noninterest expense (excluding amortization of intangibles) divided by net interest income plus noninterest income (excluding gains or losses on securities transactions).

(7)	Nonperforming loans consist of nonaccrual loans and other loans 90 days or more past due.

(8)	Nonperforming assets consist of nonperforming loans, other repossessed assets and real estate owned (REO).

(9)	Regulatory capital ratios of CFBank.

(10)	Performance ratios for the year ended December 31, 2005 were significantly affected by the pre-tax $2.0 million impairment loss on goodwill and intangibles.
Following are affected performance ratios for 2005 excluding this charge:

Return on average assets	(0.86%)
Return on average equity	(7.27%)
Efficiency ratio	117.60%
Ratio of noninterest expense to average assets	4.20%
Reconciliation of GAAP net loss to loss excluding the impairment loss on goodwill and intangibles:

GAAP net loss	$(3,290)
Impairment loss on goodwill and intangibles, net of tax	1,893

Loss excluding impairment loss on goodwill and intangibles	$(1,397)

Diluted loss per common share	$(0.63)

n/m — not meaningful
CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT     |   page 5

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
Forward-looking statements are not guarantees of performance or results. A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. The Company believes it has chosen these assumptions or bases in good faith and that they are reasonable. We caution you however, that assumptions or bases almost always vary from actual results, and the differences between assumptions or bases and actual results can be material. The forward-looking statements included in this report speak only as of the date of the report. We undertake no obligation to publicly release revisions to any forward-looking statements to reflect events or circumstances after the date of such statements, except to the extent required by law.
Other risks are detailed in our filings with the Securities and Exchange Commission, including our Form 10-K filed for 2009, all of which are difficult to predict and many of which are beyond our control.
GENERAL
Central Federal Corporation (hereafter referred to, together with its subsidiaries, as the Company and individually as the Holding Company) is a savings and loan holding company incorporated in Delaware in 1998. Substantially all of our business is the operation of our principal subsidiary, CFBank, a federally chartered savings association formed in Ohio in 1892.
CFBank is a community-oriented financial institution offering a variety of financial services to meet the needs of the communities we serve. Our business model emphasizes personalized service, clients’ access to decision makers, solution-driven lending and quick execution, efficient use of technology and the convenience of online internet banking, remote deposit, corporate cash management and telephone banking. We attract deposits from the general public and use the deposits, together with borrowings and other funds, primarily to originate commercial and commercial real estate loans, single-family and multi-family residential mortgage loans and home equity lines of credit. The majority of our customers are consumers, small businesses and small business owners.
Our principal market area for loans and deposits includes the following Ohio counties: Summit County through our office in Fairlawn, Ohio; Franklin County through our office in Worthington, Ohio; and Columbiana County through our offices in Calcutta and Wellsville, Ohio. We originate commercial and residential real estate loans and business loans primarily throughout Ohio.
Our net income is dependent primarily on net interest income, which is the difference between the interest income earned on loans and securities and the cost of funds, consisting of interest paid on deposits and borrowed funds. Net interest income is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. Net income is also affected by, among other things, loan fee income, provisions for loan losses, service charges, gains on loan sales, operating expenses, and franchise and income taxes. Operating expenses principally consist of employee compensation and benefits, occupancy, FDIC insurance premiums, and other general and administrative expenses. In general, results of operations are significantly affected by general economic and competitive conditions, changes in market interest rates and real estate values, government policies, and actions of regulatory authorities. Future changes in applicable laws, regulations or government policies may also materially impact our performance.
page 6   |     CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT

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
The significant volatility and disruption in capital, credit and financial markets experienced in 2008 continued to have a detrimental affect on our national and local economies in 2009. These effects include declining real estate values; continued tightening in the availability of credit; illiquidity in certain securities markets; increasing loan delinquencies, foreclosures, personal and business bankruptcies and unemployment rates; declining consumer confidence and spending; significant loan charge-offs and write-downs of asset values by financial institutions and government-sponsored agencies; and a reduction of manufacturing and service business activity and international trade. These conditions also adversely affected the stock market generally, and have contributed to significant declines in the trading prices of financial institution stocks. We do not expect these difficult market conditions to improve in the short term, and a continuation or worsening of these conditions could increase their adverse effects.
Adverse effects of these conditions include increases in loan delinquencies and charge-offs; increases in our loan loss reserves based on general economic factors; increases to our specific loan loss reserves due to the impact of these conditions on specific borrowers or the collateral for their loans; declines in the value of our securities portfolio; increases in our cost of funds due to increased competition and aggressive deposit pricing by local and national competitors with liquidity needs; attrition of our core deposits due to this aggressive deposit pricing and/or consumer concerns about the safety of their deposits; increases in regulatory and compliance costs; and declines in the trading price of our common stock.
Other than as discussed above and noted in the following narrative, we are not aware of any market or institutional trends, other events, or uncertainties that are expected to have a material effect on liquidity, capital resources or operations. We are not aware of any current recommendations by regulators which would have a material effect if implemented, except as described above and in the following narrative.
Management’s discussion and analysis represents a review of our consolidated financial condition and results of operations. This review should be read in conjunction with our consolidated financial statements and related notes.
FINANCIAL CONDITION
General. Assets totaled $273.7 million at December 31, 2009 and decreased $4.1 million, or 1.5%, from $277.8 million at December 31, 2008. The decrease was primarily due to a $2.8 million decrease in net loan balances as a result of net loan charge-offs and an increase in the allowance for loan losses (ALLL), and a $1.6 million decrease in the deferred tax asset due to a valuation allowance recorded in 2009 to reduce the value to zero.
ASSET BALANCES
Securities available for sale. Securities available for sale totaled $21.2 million at December 31, 2009 and decreased $2.4 million, or 9.8%, from $23.6 million at December 31, 2008. The decline was due to repayments and scheduled maturities in excess of purchases. Fluctuations in the market value of securities held by the Company relates primarily to changes in interest rates.
Loans. Net loans totaled $231.1 million at December 31, 2009 and decreased $2.8 million, or 1.2%, from $233.9 million at December 31, 2008. Commercial, commercial real estate and multi-family loans totaled $181.8 million at December 31, 2009 and decreased $255,000, or .1%, from $182.1 million at December 31, 2008. The slight decrease in commercial, commercial real estate and multi-family loans was due to loan payoffs, repayments and charge-offs in excess of originations, which totaled $33.7 million during 2009. Mortgage loans totaled $30.6 million at December 31, 2009 and increased $1.7 million, or 6.1%, from $28.9 million at December 31, 2008. The increase in mortgage loans was due to an increase in loans originated for portfolio and $1.9 million in loans transferred from loans held for sale to portfolio. Consumer loans totaled $26.0 million at December 31, 2009 and decreased $399,000, or 1.5%, from $26.4 million at December 31, 2008. The decrease was due to repayments of auto and home equity lines of credit, partially offset by the purchase of $2.2 million in auto loans.
CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT     |   page 7

FINANCIAL CONDITION (CONTINUED)
LOAN PORTFOLIO COMPOSITION
Allowance for loan losses. The ALLL totaled $7.1 million at December 31, 2009 and increased $4.0 million, or 127.3%, from $3.1 million at December 31, 2008. The increase was due to continued adverse economic conditions affecting loan performance which resulted in an increase in nonperforming loans and loan charge-offs. The ratio of the ALLL to total loans totaled 2.98% at December 31, 2009, compared to 1.32% at December 31, 2008. For additional information regarding nonperforming loans and loan charge-offs, see the section titled “Provision for loan losses”.
The ALLL is a valuation allowance for probable incurred credit losses. The ALLL methodology is designed as part of a thorough process that incorporates management’s current judgments about the credit quality of the loan portfolio into a determination of the ALLL in accordance with generally accepted accounting principles and supervisory guidance. Management analyzes the adequacy of the ALLL quarterly through reviews of the loan portfolio, including the nature and volume of the loan portfolio and segments of the portfolio; industry and loan concentrations; historical loss experience; delinquency statistics and the level of nonperforming loans; specific problem loans; the ability of borrowers to meet loan terms; an evaluation of collateral securing loans and the market for various types of collateral; various collection strategies; current economic conditions and trends and expectations about future economic conditions and trends; and other factors that warrant recognition in providing for an adequate ALLL. Based on the variables involved and the fact that management must make judgments about outcomes that are uncertain, the determination of the ALLL is considered to be a critical accounting policy. See the “Critical Accounting Policies” section of this Annual Report for additional discussion.
The ALLL consists of specific and general components. The specific component relates to loans that are individually classified as impaired. A loan is impaired when full payment under the loan terms is not expected. Commercial, commercial real estate and multi-family residential loans are individually evaluated for impairment when 90 days delinquent and adversely classified, regardless of size. Loans over $500,000 are individually evaluated for impairment when they are 90 days past due, or earlier than 90 days past due if information regarding the payment capacity of the borrower indicates that payment in full according to the loan terms is doubtful. Loans for which the terms have been modified to grant concessions, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. If a loan is determined to be impaired, the loan is evaluated to determine whether an impairment loss should be recognized, either through a write-off or specific valuation allowance, so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate, or at the fair value of collateral, less costs to sell, if repayment is expected solely from the collateral. Large groups of smaller balance loans, such as consumer and single-family residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures. Individually impaired loans totaled $13.7 million at December 31, 2009, and increased $11.4 million, from $2.3 million, at December 31, 2008. The ALLL specifically allocated to impaired loans totaled $2.0 million at December 31, 2009 and $514,000 at December 31, 2008. The specific reserve on impaired loans is based on management’s estimate of the fair value of collateral securing the loans, or based on projected cash flows from the sale of the underlying collateral and payments from the borrowers. The amount ultimately charged-off for these loans may be different from the specific reserve, as the ultimate liquidation of the collateral and/or projected cash flows may be different from management’s estimates.
The general component of the ALLL covers loans not classified as impaired and is based on historical loss experience adjusted for current factors. Current factors considered include, but are not limited to, management’s oversight of the portfolio, including lending policies and procedures; nature, level and trend of the portfolio, including past due and nonperforming loans, loan concentrations, loan terms and other characteristics; current economic conditions and outlook; collateral values; and other items. During 2009, management updated its methodology for calculating the general component of the ALLL to improve the analysis relative to historical loss rates. CFBank began building the commercial, commercial real estate and multi-family residential loan portfolios in 2003, and no losses were experienced in these loan portfolios until 2009. Given the short nature of this loss history, and the current depressed economic environment, management believes the updated methodology improves its ability to estimate probable incurred losses in these portfolios. The updated methodology also provides a more detailed analysis of large groups of smaller balance loans, such as single-family residential and consumer loans.
Under the updated methodology, the loan portfolio is segregated by loan type and internal loan risk ratings. Commercial loans are segregated by secured and unsecured amounts. Commercial real estate loans are segregated by permanent mortgages on commercial real estate, land loans, and construction loans. Multi-family residential real estate loans are segregated by permanent mortgages on multi-family real estate, and construction loans. Single-family residential loans are segregated by first liens, junior liens, and construction loans. Consumer loans are segregated by home equity lines of credit (which are further segregated by loans originated by CFBank, and loans purchased), auto loans (which are further segregated by loans originated by CFBank, and loans purchased), credit cards, loans on deposits, and other consumer loans. These individual segments are then further segregated by internal loan risk ratings.
page 8   |     CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT

FINANCIAL CONDITION (CONTINUED)
The general ALLL is calculated based on CFBank’s loan balances and actual historical payment default rates for individual loans with payment defaults. For loans with no actual payment default history, industry estimates of payment default rates are applied, based on the applicable property types in the state where the collateral is located. Results are then scaled based on CFBank’s internal loan risk ratings, increasing the probability of default on loans with higher risk ratings, and industry loss rates are applied based on loan type. Industry estimates of payment default rates and industry loss rates are based on information compiled by the FDIC.
Industry information is adjusted based on management’s judgment regarding items specific to CFBank, and the current factors discussed previously. The adjustment process is dynamic, as current experience adds to the historical information, and economic conditions and outlook migrate over time. Specifically, industry information is adjusted by comparing the historical payment default rates (CFBank historical default rates and industry estimates of payment default rates) against the current rate of payment default to determine if the current level is high or low to historical rates, or rising or falling in light of the current economic outlook. Industry information is adjusted by comparison to CFBank’s historical one year loss rates, as well as the trend in those loss rates, past due, nonaccrual and classified loans. This adjustment process is performed for each segment of the portfolio. CFBank has experienced an increasing trend in loan charge-offs and past due, nonaccrual and classified loans, and the industry information was adjusted to reflect CFBank’s portfolio performance, as well as to reflect a continued adverse economic outlook. See Note 1 to our consolidated financial statements for more information regarding nonaccrual and charge-off accounting policies.
The updated methodology offers a more detailed segregation of the loan portfolio, which was not segregated into as many groupings with the previous methodology. The updated methodology applies a dual factor rate (the probability of default and the loss given default) to arrive at probable losses, compared to a single factor rate (historical losses on single-family residential loans and estimates based on industry losses for commercial, commercial real estate and multi-family residential loans) under the previous methodology. The updated methodology considers individual loan performance, compared to portfolio performance under the previous methodology. Management believes that the loan-level detail used by the updated methodology results in a better estimate of the ALLL. Quantifying the effect of the update in methodology is not practical.
All lending activity involves risks of loan losses. Certain types of loans, such as option ARM products, junior lien mortgages, high loan-to-value ratio mortgages, interest only loans, subprime loans, and loans with initial teaser rates, can have a greater risk of non-collection than other loans. CFBank has not engaged in subprime lending, or used option ARM products, or loans with initial teaser rates.
Unsecured commercial loans may present a higher risk of non-collection than secured commercial loans. Unsecured commercial loans totaled $3.9 million, or 9.1% of the commercial loan portfolio at December 31, 2009. The unsecured loans are primarily lines of credit to small businesses in CFBank’s market area and are guaranteed by the small business owners. None of the unsecured loans are 30 days or more delinquent or nonperforming at December 31, 2009.
One of the more notable recessionary effects nationwide has been the reduction in real estate values. Real estate values in Ohio did not experience the dramatic increase prior to the recession that many other parts of the country did and, as a result, the declines have not been as significant, comparatively. However, real estate is the collateral on a substantial portion of the Company’s loans, and it is critical to determine the impact of any declining values in the allowance determination. For individual loans evaluated for impairment, current appraisals were obtained wherever practical, or if not available, estimated declines in value were considered in the evaluation process. Within the real estate loan portfolios, in the aggregate, including single-family, multi-family and commercial real estate, more than 90% of the portfolio has loan-to-value ratios of 85% or less, allowing for some decline in real estate values without exposing the Company to loss. Declining collateral values and a continued adverse economic outlook have been considered in the ALLL at December 31, 2009, however, sustained recessionary pressure and declining real estate values in excess of management’s estimates, particularly with regard to commercial real estate and multi-family real estate, may expose the Company to additional losses.
Home equity lines of credit include both purchased loans and loans we originated for portfolio. In 2005 and 2006, we purchased home equity lines of credit collateralized by properties located throughout the United States, including geographic areas that have experienced significant declines in housing values, such as California, Virginia and Florida. The outstanding balance of the purchased home equity lines of credit totaled $4.6 million at December 31, 2009, and $2.8 million, or 61.5%, of the balances are collateralized by properties in these states. The collateral values associated with loans in these states have declined from 10% to 25% since these loans were originated in 2005 and 2006. As a result, balances on those loans exceeded collateral values by $580,000 at year-end 2009. We have experienced increased write-offs in the purchased portfolio as the depressed state of the housing market and general economy has continued and, in 2009, three loans totaling $322,000 were written off. We continue to monitor collateral values and borrower FICO® scores and, when the situation warrants, have frozen the lines of credit.
CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT     |   page 9

FINANCIAL CONDITION (CONTINUED)
Management’s loan review process is an integral part of identifying problem loans and determining the ALLL. We maintain an internal credit rating system and loan review procedures specifically developed to monitor credit risk for commercial, commercial real estate and multi-family residential loans. Credit reviews for these loan types are performed annually, and loan officers maintain close contact with borrowers between annual reviews. Adjustments to loan risk ratings are based on the annual reviews, or any time loan officers receive information that may affect risk ratings. Additionally, an independent review of commercial, commercial real estate and multi-family residential loans is performed at least annually. Management uses the results of this review to help determine the effectiveness of the existing policies and procedures, and to provide an independent assessment of our internal loan risk rating system.
We believe the ALLL is adequate to absorb probable incurred credit losses in the loan portfolio as of December 31, 2009; however, future additions to the allowance may be necessary based on factors including, but not limited to, deterioration in client business performance, continued or deepening recessionary economic conditions, declines in borrowers’ cash flows, and market conditions which result in lower real estate values. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the ALLL. Such agencies may require additional provisions for loan losses based on judgments and estimates that differ from those used by management, or information available at the time of their review. Management continues to diligently monitor credit quality in the existing portfolio and analyze potential loan opportunities carefully in order to manage credit risk. An increase in the ALLL and loan losses would occur if economic conditions and factors which affect credit quality, real estate values and general business conditions continue to worsen or do not improve.
Premises and equipment. Premises and equipment, net, totaled $7.0 million at December 31, 2009 and increased $1.8 million, or 33.5% from $5.2 million at December 31, 2008. The increase was primarily due to the purchase of the remaining two-thirds interest in Smith-Ghent LLC, which included $2.2 million related to Company’s headquarters building in Fairlawn, partially offset by current year depreciation.
Deposits. Deposits totaled $211.1 million at December 31, 2009 and increased $3.5 million, or 1.7%, from $207.6 million at December 31, 2008. The increase was due to an $18.9 million increase in money market account balances, a $2.5 million increase in noninterest bearing checking account balances, a $508,000 increase in interest bearing checking accounts, and a $309,000 increase in savings accounts. Certificate of deposit accounts decreased $18.8 million during 2009.
DEPOSIT BALANCES
Money market account balances increased $18.9 million in 2009 due to competitive rates offered by CFBank and the transfer of maturing certificate of deposit balances by customers seeking increased liquidity and higher yields. Noninterest bearing checking account balances increased $2.5 million in 2009 as a result of management’s continued focus on building complete banking relationships with commercial clients.
CFBank is a participant in the Certificate of Deposit Account Registry Service® (CDARS), a network of banks that allows us to provide our customers with FDIC insurance coverage on certificate of deposit balances up to $50 million. Customer balances in the CDARS program decreased $11.0 million and totaled $37.4 million at December 31, 2009. The current year decrease in CDARS account balances was a result of customers transferring these funds into more liquid accounts, including the money market account. CDARS balances are considered brokered deposits by regulations. Not considering CDARS deposits, brokered deposits totaled $8.8 million at December 31, 2009 and decreased $15.0 million, or 63.2%, from $23.8 million at December 31, 2008. The decrease in brokered deposits was based on CFBank’s asset liability management strategies and a decrease in CFBank’s funding requirements for loan growth in 2009. We expect to continue to use the CDARS program and other brokered deposits as funding sources depending on market conditions, demand by our customers, pricing, liquidity and asset liability management considerations.
CFBank is a participant in the FDIC’s Transaction Account Guarantee Program. Under that program, through June 30, 2010, all noninterest-bearing transaction accounts are fully guaranteed by the FDIC for the entire amount in the account. Coverage under the Transaction Account Guarantee Program is in addition to, and separate from, the coverage available under the FDIC’s general deposit insurance rules.
FHLB advances. Short-term FHLB advances totaled $2.1 million at December 31, 2009 and decreased $3.8 million, from $5.9 million at December 31, 2008. Short-term advances were repaid with funds from the increase in deposits and cash flows from the securities portfolio. Long-term FHLB advances totaled $29.9 million at December 31, 2009 and increased $6.7 million, or 29.1% from $23.2 million at December 31, 2008. The increase in long-term FHLB advances resulted from management’s decision, as part of the Company’s asset liability management program, to use these advances to extend the terms of liabilities and fix their cost at the current low interest rates to protect net interest margin should interest rates rise.
page 10   |     CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT

FINANCIAL CONDITION (CONTINUED)
Collateral pledged to the FHLB includes single-family mortgage loans under a blanket lien arrangement, second mortgage loans, multi-family mortgage loans, commercial real estate loans, home equity lines of credit and securities. Based on the collateral pledged and CFBank’s holdings of FHLB stock, CFBank is eligible to borrow up to a total of $39.7 million at year-end 2009. CFBank’s borrowing capacity decreased from $62.4 million at December 31, 2008 primarily due to deterioration in the credit performance of the pledged loan portfolios, which resulted in an increase in collateral maintenance requirements by the FHLB. See the “Liquidity and Capital Resources” section of this Annual Report.
Subordinated debentures. Subordinated debentures totaled $5.2 million at year-end 2009 and 2008. These debentures were issued in 2003 in exchange for the proceeds of a $5.0 million trust preferred securities offering issued by a trust formed by the Company.
Stockholders’ equity. Stockholders’ equity totaled $23.2 million at December 31, 2009 and decreased $9.8 million, or 29.8%, compared to $33.1 million at December 31, 2008. The decrease was due to the current year net loss, partially offset by a $354,000 increase in the market value of the securities portfolio.
The Company is a participant in the Troubled Asset Relief Program (TARP) Capital Purchase Program and issued $7.2 million of preferred stock to the United States Department of the Treasury (U.S. Treasury) on December 5, 2008. The preferred stock pays cumulative dividends of 5%, which increases to 9% after February 14, 2013. In conjunction with the issuance of the preferred stock, the Company also issued the U.S. Treasury a warrant to purchase 336,568 shares of Company common stock at an exercise price of $3.22 per share. The Company’s participation in this program is subject to certain terms and conditions, including limits on the payment of dividends on the Company’s common stock to a quarterly cash dividend of $0.05 per share, and limits on the Company’s ability to repurchase its common stock. The Company is also subject to the standards for compensation and corporate governance established under the American Recovery and Reinvestment Act of 2009 (the ARRA), and the Interim Final Rule promulgated by the Secretary of the U.S. Treasury under 31 C.F.R. Part 30 (collectively, the TARP Compensation Standards). The company is in compliance with the terms and conditions and the TARP Compensation Standards. See Notes 15 and 16 to our consolidated financial statements for more information regarding the preferred stock and warrant.
In March 2009, the Company’s Board of Directors voted to suspend the Company’s quarterly dividend on its common stock from the previous level of $.05 per share. The Board’s decision to suspend the quarterly cash dividend allows for preservation of capital during the current economic environment, allows for use of capital in execution of our banking model, and positions the Company for future growth.
With the capital provided by the TARP Capital Purchase Plan, we intend to continue to make financing available to businesses and consumers in our existing market areas. Since receipt of the TARP Capital Purchase Plan proceeds in December 2008 and through December 31, 2009, we have originated loans totalling $108.9 million, or 15 times the amount of TARP Capital Purchase Plan funds received.
OTS regulations require savings institutions to maintain certain minimum levels of regulatory capital. Additionally, the regulations establish a framework for the classification of savings institutions into five categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Generally, an institution is considered well-capitalized if it has a core (Tier 1) capital ratio of at least 5.0% (based on adjusted total assets); a core (Tier 1) risk-based capital ratio of a least 6.0%; and a total risk-based capital ratio of at least 10.0%. CFBank had capital ratios above the well-capitalized levels at year-end 2009 and 2008. See the “Liquidity and Capital Resources” section of this Annual Report for a discussion of dividends as a source of funding for the Company and dividend restrictions imposed on CFBank by the OTS.
CFBANK CAPITAL RATIOS

Well-capitalized
The current economic environment has resulted in discussion by regulators and others about a possible need for higher capital requirements for financial institutions, including CFBank. No final regulations have been issued in this regard, however, an increase in regulatory capital requirements could have a material and adverse impact on the Company and CFBank.
CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT     |   page 11

COMPARISON OF RESULTS OF OPERATIONS FOR 2009 AND 2008
General. Net loss totaled $9.9 million, or $2.51 per diluted common share, in 2009, compared to net income of $723,000, or $.16 per diluted common share, in 2008. The net loss for 2009 was primarily due to a $9.9 million provision for loan losses and a $4.3 million valuation allowance related to the deferred tax asset.
The $9.9 million provision for loan losses was recorded in response to continuing adverse economic conditions affecting loan performance, which resulted in an increase in nonperforming loans and loan charge-offs. Nonperforming loans increased $10.8 million, and totaled $13.2 million at December 31, 2009, compared to $2.4 million at December 31, 2008. Net loan charge-offs increased $5.4 million, and totaled $5.9 million during 2009, compared to $482,000 in 2008. The net loan charge-offs reduced the Company’s near term estimates of future taxable income and the amount of the deferred tax asset, primarily related to net operating loss carryforwards, considered realizable. The Company recorded a $4.3 million valuation allowance to reduce the carrying amount of the deferred tax asset to zero at December 31, 2009.
Net interest income. Net interest income is a significant component of net income, and consists of the difference between interest income generated on interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is primarily affected by the volumes, interest rates and composition of interest-earning assets and interest-bearing liabilities. The tables titled “Average Balances, Interest Rates and Yields” and “Rate/ Volume Analysis of Net Interest Income” provide important information on factors impacting net interest income and should be read in conjunction with this discussion of net interest income.
Net interest margin decreased to 3.14% during 2009, compared to 3.35% during 2008. The decrease was due to a decline in asset yields greater than the decline in funding costs. Yield on interest-earning assets decreased 107 basis points (bp) in 2009 due to an increase in nonperforming loans and downward repricing on adjustable-rate assets, as well as lower pricing on new loan production, in response to low market interest rates. Cost of interest-bearing liabilities decreased 88 bp due to a decline in both deposit and borrowing costs, which reflected the sustained low market interest rate environment that existed in 2009. Management has extended the terms of some liabilities to fix their cost at the current low rates and to protect net interest margin should interest rates rise. Additional downward pressure on net interest margin could occur if the level of nonperforming loans continues to increase, or downward repricing on existing interest-earning assets and current loan production caused by sustained low market interest rates continues to be greater than the decrease in funding costs.
NET INTEREST INCOME
Net interest income decreased $203,000, or 2.3%, to $8.5 million in 2009, compared to $8.7 million in 2008. The decrease was due to a 13.2% decrease in interest income partially offset by a 25.1% decrease in interest expense. Interest income decreased due to a decline in the average yield on interest earning assets to 5.34% in 2009, from 6.41% in 2008. The decrease in income caused by the lower yield was partially offset by an $11.3 million increase in average interest-earning assets in 2009 due to growth in average loan balances and other interest-earning assets, primarily short-term cash investments. The average cost of interest-bearing liabilities decreased to 2.50% in 2009, from 3.38% in 2008, due to continued low short-term interest rates in 2009. The decrease in expense caused by the lower cost was partially offset by a $3.1 million increase in the average balance of interest — bearing liabilities in 2009 due to deposit growth.
Interest income decreased $2.2 million, or 13.2%, to $14.4 million in 2009, compared to $16.6 million in 2008. The decrease was due to lower income on loans and securities. Interest income on loans decreased $2.0 million, or 13.1%, to $13.2 million in 2009, compared to $15.2 million in 2008, due to lower yields on loans partially offset by an increase in average loan balances. The average yield on loans decreased 98 bp to 5.58% in 2009, compared to 6.56% in 2008, due to an increase in nonperforming loans, lower market rates on new originations and downward repricing on adjustable-rate loans. Average loan balances increased $4.9 million, or 2.1%, and totaled $236.4 million in 2009, compared to $231.5 million in 2008, due to growth in commercial, commercial real estate, and single-family residential real estate loans as a result of lower loan payoffs in 2009. Interest income on securities decreased $209,000, or 15.7%, and totaled $1.1 million in 2009, compared to $1.3 million in 2008, due to decreases in both the average balance of securities and the yield on securities. The average balance of securities decreased $3.3 million and totaled $22.7 million in 2009, compared to $26.0 million in 2008, due to maturities and repayments in excess of purchases.
page 12   |     CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT

COMPARISON OF RESULTS OF OPERATIONS FOR 2009 AND 2008 (CONTINUED)
The average yield on securities decreased 7 bp to 5.13% in 2009, compared to 5.20% in 2008, due to current year securities purchases at lower yields.
Interest expense decreased $2.0 million, or 25.1%, to $5.9 million in 2009, compared to $7.9 million in 2008. The decrease was due to a decline in the cost of both deposits and borrowings and a decline in average borrowing balances, partially offset by an increase in average deposit balances. Interest expense on deposits decreased $1.5 million, or 23.9%, to $4.7 million in 2009, compared to $6.2 million in 2008, due to a decrease in the cost of deposits, partially offset by an increase in average deposit balances. The average cost of deposits decreased 95 bp, to 2.36% in 2009, compared to 3.31% in 2008, due to low short-term market interest rates positively impacting the cost of both existing and new deposits. Average deposit balances increased $12.9 million, or 6.9%, to $200.4 million in 2009, compared to $187.5 million in 2008, primarily due to growth in money market accounts. Interest expense on FHLB advances and other borrowings, including subordinated debentures, decreased $501,000, or 29.0%, to $.1.2 million in 2009, compared to $1.7 million in 2008, due to a decrease in both the cost and average balance of borrowings. The average cost of FHLB advances and other borrowings decreased 38 bp, to 3.29% in 2009, compared to 3.67% in 2008, due to lower short-term interest rates during 2009. The average balance of FHLB advances and other borrowings decreased $9.8 million, to $37.2 million in 2009, compared to $47.0 million in 2008, due to the repayment of FHLB advances with funds from the increase in deposits and cash flows from the securities portfolio.
Provision for loan losses. The provision for loan losses totaled $9.9 million in 2009, compared to $917,000 in 2008. The increase in the provision in 2009 was due to continued adverse economic conditions affecting loan performance, which resulted in an increase in nonperforming loans and loan charge-offs. The provision in 2009 was significantly impacted by a $3.3 million net charge-off related to a single commercial loan customer.
Nonperforming loans, which are nonaccrual loans and loans 90 days past due still accruing interest, increased $10.8 million and totaled $13.2 million, or 5.56% of total loans, at December 31, 2009, compared to $2.4 million, or 1.02% of total loans, at December 31, 2008. The increase in nonperforming loans was primarily related to deterioration in the multi-family residential, commercial real estate, and home equity lines of credit portfolios. The following table presents information regarding the number and balance of nonperforming loans at year-end 2009 and 2008:

	AT DECEMBER 31,
	2009		2008
(DOLLARS IN THOUSANDS)	NUMBER OF LOANS	BALANCE	NUMBER OF LOANS	BALANCE
Commercial	1	$217	1	$646
Single-family residential real estate	6	426	1	63
Multi-family residential real estate	8	4,406	1	1,264
Commercial real estate	15	6,864	1	348
Home equity lines of credit	5	1,307	1	60
Other consumer loans	1	14	1	31

Total	36	$13,234	6	$2,412

Nonaccrual loans include some loans that were modified and identified as troubled debt restructurings, where concessions had been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in the interest rate, payment extensions, principal forgiveness, and other actions intended to maximize collection. Troubled debt restructurings included in nonaccrual loans totaled $1.8 million at December 31, 2009. There were no troubled debt restructurings at December 31, 2008.
Individually impaired loans totaled $13.7 million at December 31, 2009, compared to $2.3 million at December 31, 2008. Individually impaired loans are included in nonperforming loans, except for $1.3 million in troubled debt restructurings where customers have established a sustained period of repayment performance, loans are current according to their modified terms, and repayment of the remaining contractual payments is expected. The amount of the ALLL specifically allocated to individually impaired loans totaled $2.0 million at December 31, 2009, compared to $514,000 at December 31, 2008.
CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT     |   page 13

COMPARISON OF RESULTS OF OPERATIONS FOR 2009 AND 2008 (CONTINUED)
We have incorporated the OTS internal asset classifications as a part of our credit monitoring system and internal loan risk rating system. In accordance with regulations, problem assets are classified as “substandard,” “doubtful” or “loss,” and the classifications are subject to review by the OTS. An asset is considered “substandard” under the regulations if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. An asset considered “doubtful” under the regulations has all of the weaknesses inherent in those classified “substandard” with the added characteristic that the weaknesses make “collection or liquidation in full,” on the basis of currently existing facts, conditions and values, “highly questionable and improbable.” Assets considered “loss” under the regulations are those considered “uncollectible” and having so little value that their continuance as assets without the establishment of a specific loss allowance is not warranted. Assets are required to be designated “special mention” when they posses weaknesses but do not currently expose the insured institution to sufficient risk to warrant classification in one of these problem asset categories.
The increase in loans classified “special mention” and “substandard” was primarily related to deterioration in the commercial, multi-family residential, commercial real estate, and home equity lines of credit portfolios due to the continued adverse economic environment that existed in 2009 and its detrimental effect on collateral values and the ability of borrowers to make loan payments. The following table presents information on classified and criticized loans as of December 31, 2009 and 2008. No loans were classified “loss” at either date.

	AT DECEMBER 31,
(DOLLARS IN THOUSANDS)	2009	2008

Special mention
Commercial	$3,892	$535
Multi-family residential real estate	3,143	2,852
Commercial real estate	1,432	1,221
Home equity lines of credit	3,894	—

Total	$12,361	$4,608

Substandard
Commercial	$317	$2,570
Single-family residential real estate	426	63
Multi-family residential real estate	5,671	1,264
Commercial real estate	10,723	877
Home equity lines of credit	1,307	60
Other consumer loans	14	32

Total	$18,458	$4,866

Doubtful
Commercial	$—	$646

page 14   |     CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT

COMPARISON OF RESULTS OF OPERATIONS FOR 2009 AND 2008 (CONTINUED)
Management’s loan review, assignment of risk ratings and classification of assets, includes the identification of substandard loans where accrual of interest continues because the loans are under 90 days delinquent and/or the loans are well secured, a complete documentation review had been performed, and the loans are in the active process of being collected, but the loans exhibit some type of weakness that could lead to nonaccrual status in the future. At December 31, 2009, in addition to the nonperforming loans discussed previously, one commercial loan, totaling $100,000, four commercial real estate loans, totaling $3.9 million, and one multi-family residential real estate loan, totaling $1.3 million, were classified as substandard. At December 31, 2008, in addition to the nonperforming loans discussed previously, seven commercial loans, totaling $2.6 million, and one commercial real estate loan, totaling $530,000, were classified as substandard.
Net charge-offs totaled $5.9 million, or 2.48% of average loans in 2009, compared to $482,000, or 0.21% of average loans in 2008. The increase in net charge-offs in 2009 was primarily in the commercial and commercial real estate portfolios. Net commercial loan charge-offs included $3.3 million related to a single commercial loan customer. The following table presents information regarding net charge-offs for 2009 and 2008:

	AT DECEMBER 31,
(DOLLARS IN THOUSANDS)	2009	2008
Commercial	$3,703	$—
Single-family residential real estate	435	69
Multi-family residential real estate	287	—
Commercial real estate	1,109	—
Home equity lines of credit	385	360
Other consumer loans	2	53

Total	$5,921	$482

ALLOWANCE FOR LOAN LOSSES
Noninterest income. Noninterest income totaled $1.4 million and increased $429,000, or 45.3%, in 2009, compared to $948,000 in 2008. The increase was due to a $483,000 increase in net gains on sales of loans and a $208,000 gain on the Company’s purchase of the remaining two-thirds interest in Smith-Ghent LLC. These increases were partially offset by a $199,000 decrease in service charges on deposit accounts. Noninterest income in 2008 also included $54,000 in net gains on sales of securities. There were no security sales in 2009.
Net gains on the sales of loans totaled $642,000 and increased $483,000, or 303.8%, in 2009, compared to $159,000 in 2008. The increase was due to a 144.4% increase in mortgage loans originated for sale, which totaled $66.0 million in 2009, compared to $27.0 million in 2008, and a positive change in CFBank’s internal pricing policies. The increase in mortgage loan production was due to low mortgage interest rates in 2009, which resulted from the Federal Reserve Board reducing rates to historically low levels in the fourth quarter of 2008, and management’s decision to increase CFBank’s staff of professional mortgage loan originators, who have been successful in increasing this business despite the depressed condition of the housing market. If market mortgage rates increase, or the housing market deteriorates further, mortgage production, and resultant gains on sales of loans, could decrease.
The $208,000 net gain on acquisition was due to recognition, at fair value, of the Company’s one-third ownership interest in Smith-Ghent LLC, which was held prior to its purchase of the remaining two-thirds interest in October 2009.
Service charges on deposit accounts totaled $345,000 and decreased $199,000, or 36.6%, in 2009, compared to $544,000 in 2008. In 2008, service charges on deposit accounts included increased income during the fourth quarter from deposit accounts of a third party payment processor. These accounts were not active in 2009.
Noninterest expense. Noninterest expense increased $513,000, or 6.6%, and totaled $8.3 million in 2009, compared to $7.7 million in 2008. The increase in noninterest expense was primarily due to an increase in FDIC premiums, salaries and employee benefits and professional fees, partially offset by a decrease in depreciation expense.
CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT     |   page 15

COMPARISON OF RESULTS OF OPERATIONS FOR 2009 AND 2008 (CONTINUED)
FDIC premiums totaled $541,000 in 2009 and increased $455,000, from $86,000 in 2008. The increase was due to higher quarterly assessment rates, an increase in deposit balances, and a $128,000 special assessment to restore the reserve ratio of the Deposit Insurance Fund (DIF), as announced on May 22, 2009 by the FDIC Board of Directors. A one-time FDIC credit issued to CFBank as a result of the Federal Deposit Insurance Reform Act of 2005 reduced premiums in 2008.
On November 12, 2009, the FDIC Board of Directors approved a Notice of Proposed Rulemaking that required institutions to prepay, on December 31, 2009, their estimated quarterly risk-based assessments for the fourth quarter of 2009, and all of 2010, 2011 and 2012. The assessment was based on a 5% annual growth rate in deposits from September 30, 2009, and included a 3 bp increase in the assessment rate beginning in 2011. The assessment paid by CFBank on December 31, 2009 totaled $1.4 million, and will be expensed over the coverage period.
The FDIC issued a final rule establishing risk-based assessment rates that became effective April 1, 2009. Under those rules, initial assessment rates are determined by combining supervisory ratings with financial ratios, and long-term debt issuer ratings for large banks that have one or more ratings assigned. Supervisory ratings are determined by regulators in areas of capital adequacy, asset quality, management, earnings, liquidity, and sensitivity to market risk (CAMELS). For most institutions, including CFBank, assessment rates are based on weighted average CAMELS component ratings and six financial ratios. The financial ratios are (1) the tier 1 leverage ratio; (2) loans past due 30-89 days/gross assets; (3) nonperforming assets/gross assets; (4) net loan charge-offs/gross assets; (5) net income before taxes/risk-weighted assets; and (6) the adjusted brokered deposit ratio. Future events which negatively affect any of these factors could cause an increase in FDIC premiums paid by CFBank.
Salaries and employee benefits expense totaled $4.2 million and increased $108,000, or 2.7%, in 2009, compared to $4.1 million in 2008. The increase was due to increased staffing levels, salary adjustments and medical benefits expense reduced by elimination of bonuses.
Professional fees totaled $769,000 and increased $211,000, or 37.8%, in 2009, compared to $558,000 in 2008. The increase was due to $99,000 higher legal fees related to nonperforming loans and $142,000 in legal and forensic accounting services related to the investigation of unusual return item activity involving deposit accounts for a third party payment processor. The increases were partially offset by a $36,000 decrease in consulting fees related to the Company’s implementation of the internal control reporting requirements of Section 404 of the Sarbanes-Oxley Act.
Depreciation expense totaled $483,000 and decreased $200,000 in 2009, compared to $683,000 in 2008. The decrease was due to assets fully depreciated at December 31, 2008.
The ratio of noninterest expense to average assets increased to 2.88% in 2009, from 2.79% in 2008. The efficiency ratio increased to 83.60% in 2009, from 80.75% in 2008. The increase in both ratios was due to the increase in noninterest expense in 2009.
NONINTEREST EXPENSE / AVERAGE ASSETS
Income taxes. Income taxes totaled $1.6 million in 2009, compared to $261,000 in 2008. The increase in the income tax expense was due to a $4.3 million valuation allowance against the deferred tax asset, discussed previously.
page 16   |     CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT

COMPARISON OF RESULTS OF OPERATIONS FOR 2008 AND 2007
General. Net income totaled $723,000, or $.16 per diluted common share, and increased $740,000 for the year ended December 31, 2008, compared to a net loss of $17,000, or $.00 per diluted common share, for 2007. The net loss for 2007 was primarily due to a $511,000 after-tax cost of an arbitration loss and lease termination expense. Additional information on the arbitration loss and the lease termination expense is included in Note 24 to our consolidated financial statements.
Net interest income. Net interest margin increased to 3.35% during 2008, compared to 3.19% during 2007. The margin was positively impacted by reductions in the Federal Funds rate, the prime rate and other market interest rates, beginning in September 2007 and continuing through December 2008, which resulted in larger decreases in funding costs than in asset yields.
Net interest income increased $974,000, or 12.6%, to $8.7 million in 2008, compared to $7.7 million in 2007. The increase was due to a 19.0% decrease in interest expense offset by a 5.1% decrease in interest income. The average cost of interest-bearing liabilities decreased to 3.38% in 2008, from 4.50% in 2007, due to lower short-term interest rates in 2008. The decrease in expense caused by the lower cost was partially offset by a $17.0 million increase in the average balance of interest-bearing liabilities in 2008 due to deposit growth. Interest income decreased 5.1% primarily due to a decline in the average yield on interest earning assets to 6.41% in 2008, from 7.23% in 2007. The decrease in income caused by the lower yield was partially offset by a $17.6 million increase in average interest-earning assets in 2008 due to growth in loan balances.
Interest income decreased $886,000, or 5.1%, to $16.6 million in 2008, compared to $17.5 million in 2007. The decrease was due to lower income on loans and securities. Interest income on loans decreased $654,000, or 4.1%, to $15.2 million in 2008, compared to $15.8 million in 2007, due to lower yields on loans partially offset by an increase in average loan balances. The average yield on loans decreased 98 bp to 6.56% in 2008, compared to 7.54% in 2007, due to lower market rates on new originations and downward repricing on variable-rate loans. Average loan balances increased $21.3 million, or 10.2%, and totaled $231.5 million in 2008, compared to $210.2 million in 2007, due to growth in commercial, commercial real estate and multi-family mortgage loans. Interest income on securities decreased $191,000, or 12.6%, and totaled $1.3 million in 2008, compared to $1.5 million in 2007, due to a decrease in the average balance of securities partially offset by an increase in the average yield on securities. The average balance of securities decreased $3.9 million and totaled $26.0 million in 2008, compared to $29.9 million in 2007, due to sales, maturities and prepayments. The average yield on securities increased 11 bp to 5.20% in 2008, compared to 5.09% in 2007, due to prepayments on mortgage-backed securities owned at a discount.
Interest expense decreased $1.9 million, or 19.0%, to $7.9 million in 2008, compared to $9.8 million in 2007. The decrease was due to a decline in the cost of both deposits and borrowings, partially offset by an increase in average deposit balances. Interest expense on deposits decreased $1.0 million, or 14.0%, to $6.2 million in 2008, compared to $7.2 million in 2007, due to a decrease in the average cost of deposits, partially offset by an increase in average deposit balances. The average cost of deposits decreased 103 bp, to 3.31% in 2008, compared to 4.34% in 2007, due to a decline in short-term market interest rates during 2008. Average deposit balances increased $21.3 million, or 12.8%, to $187.5 million in 2008, compared to $166.2 million in 2007, due to growth in certificate of deposit accounts. Interest expense on FHLB advances and other borrowings, including subordinated debentures, decreased $852,000, or 33.1%, to $.1.7 million in 2008, compared to $2.6 million in 2007, due to a decrease in both the average cost and average balance of borrowings. The average cost of FHLB advances and other borrowings decreased 135 bp, to 3.67% in 2008, compared to 5.02% in 2007, due to lower short-term interest rates during 2008. The average balance of FHLB advances and other borrowings decreased $4.3 million, to $47.0 million in 2008, compared to $51.3 million in 2007, due to the repayment of FHLB advances with funds from the increase in deposits and cash flows from the securities portfolio.
Provision for loan losses. The provision for loan losses totaled $917,000 in 2008, compared to $539,000 in 2007. The increase in 2008 was primarily due to an increase in nonperforming loans and net loan charge-offs.
Nonperforming loans increased $1.9 million and totaled $2.4 million, or 1.02% of total loans, at December 31, 2008, compared to $488,000, or 0.21% of total loans, at December 31, 2007. The increase in nonperforming loans included: one commercial loan, totaling $646,000, and three multi-family loans to one borrower, totaling $1.3 million, which were past due and on nonaccrual status at December 31, 2008; and one commercial real estate loan totaling $347,000, which was 90 days past maturity and still accruing interest at December 31, 2008, as the borrower continued to make monthly payments on the loan. The amount of the ALLL specifically allocated to nonperforming loans totaled $514,000 at December 31, 2008.
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
The ratio of the ALLL to total loans was 1.32% at December 31, 2008, compared to 1.15% at December 31, 2007.
CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT     |   page 17

COMPARISON OF RESULTS OF OPERATIONS FOR 2008 AND 2007 (CONTINUED)
Noninterest income. Noninterest income totaled $948,000 and increased $220,000 in 2008, compared to $728,000 in 2007. The increase was primarily due to a $257,000 increase in service charges on deposit accounts related to a third party payment processor. These accounts were active only during the fourth quarter of 2008. Noninterest income also included $54,000 in net gains on sales of securities in 2008, and $74,000 lower net gains on sales of loans due to fewer mortgage loan originations in 2008. Mortgage loans originated for sale totaled $27.0 million in 2008, compared to $37.3 million in 2007.
Noninterest expense. Noninterest expense decreased $248,000, or 3.1%, and totaled $7.7 million in 2008, compared to $8.0 million in 2007. The decrease in noninterest expense in 2008 was due to a $543,000 decrease in salaries and employee benefits and $49,000 decrease in occupancy and equipment expense. In 2007, these expense categories included $741,000 of the arbitration loss and lease termination expense. Salaries and employee benefits in 2008 included approximately $98,000 additional expense related to the addition of five mortgage originators and one mortgage management staff position. Occupancy and equipment expense in 2008 included a $67,000 increase in real estate tax expense related to our Worthington office and a $23,000 increase in rent expense primarily related to additional space in the Fairlawn office, offset by a $61,000 decline in rent expense associated with the former mortgage location. Advertising and promotion expenses decreased $158,000 as a result of management’s decision to reduce these activities in 2008. Data processing expenses increased $130,000 in 2008, and included costs associated with increased check clearing activity related to the third party payment processor, referred to in the “Noninterest income” section of this Annual Report. Professional fees increased $200,000 in 2008 due to legal fees associated with nonperforming loans and costs related to selection of a new core processing system, which was tentatively planned for implementation in 2009 to improve operational efficiency and support the requirements of our business banking strategy, but cancelled due to general economic conditions in 2009. Gains on sales of foreclosed assets, included in foreclosed assets, net, decreased $27,000 in 2008. Depreciation increased $64,000 in 2008 due to expense related to the Worthington office building.
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
page 18   |     CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT

AVERAGE BALANCES, INTEREST RATES AND YIELDS
The following table presents, for the periods indicated, the total dollar amount of fully taxable equivalent interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed in both dollars and rates. Average balances are computed using month-end balances.

	FOR THE YEARS ENDED DECEMBER 31,
	2009			2008			2007
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
(DOLLARS IN THOUSANDS)	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate
Interest-earning assets:
Securities (1) (2)	$22,692	$1,120	5.13%	$25,951	$1,329	5.20%	$29,864	$1,520	5.09%
Loans and loans held for sale (3)	236,409	13,197	5.58%	231,539	15,193	6.56%	210,169	15,847	7.54%
Other earning assets	10,251	32	0.31%	513	8	1.56%	350	18	5.14%
FHLB stock	2,053	97	4.72%	2,064	107	5.18%	2,105	138	6.56%

Total interest-earning assets	271,405	14,446	5.34%	260,067	16,637	6.41%	242,488	17,523	7.23%
Noninterest-earning assets	15,243			17,409			17,098

Total assets	$286,648			$277,476			$259,586

Interest-bearing liabilities:
Deposits	$200,438	4,723	2.36%	$187,495	6,210	3.31%	$166,242	7,218	4.34%
FHLB advances and other borrowings	37,214	1,224	3.29%	47,013	1,725	3.67%	51,295	2,577	5.02%

Total interest-bearing liabilities	237,652	5,947	2.50%	234,508	7,935	3.38%	217,537	9,795	4.50%

Noninterest-bearing liabilities	18,976			16,009			13,997

Total liabilities	256,628			250,517			231,534
Equity	30,020			26,959			28,052

Total liabilities and equity	$286,648			$277,476			$259,586

Net interest-earning assets	$33,753			$25,559			$24,951

Net interest income/interest rate spread		$8,499	2.84%		$8,702	3.03%		$7,728	2.73%

Net interest margin			3.14%			3.35%			3.19%

Average interest-earning assets to average interest- bearing liabilities	114.20%			110.90%			111.47%

(1)	Average balance is computed using the carrying value of securities.

Average yield is computed using the historical amortized cost average balance for available for sale securities.

(2)	Average yields and interest earned are stated on a fully taxable equivalent basis.

(3)	Balance is net of the ALLL, deferred loan origination fees, undisbursed proceeds of construction loans and includes nonperforming loans.
CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT     |   page 19

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

	YEAR ENDED DECEMBER 31, 2009			YEAR ENDED DECEMBER 31, 2008
	COMPARED TO YEAR ENDED DECEMBER 31, 2008			COMPARED TO YEAR ENDED DECEMBER 31, 2007
	INCREASE (DECREASE) DUE TO			INCREASE (DECREASE) DUE TO
(DOLLARS IN THOUSANDS)	RATE	VOLUME	NET	RATE	VOLUME	NET
Interest-earning assets:
Securities (1)	$(20)	$(189)	$(209)	$29	$(220)	$(191)
Loans and loans held for sale	(2,311)	315	(1,996)	(2,173)	1,519	(654)
Other earning assets	(11)	35	24	(16)	6	(10)
FHLB stock	(9)	(1)	(10)	(28)	(3)	(31)

Total interest-earning assets	(2,351)	160	(2,191)	(2,188)	1,302	(886)

Interest-bearing liabilities:
Deposits	(1,892)	405	(1,487)	(1,854)	846	(1,008)
FHLB advances and other borrowings	(166)	(335)	(501)	(651)	(201)	(852)

Total interest-bearing liabilities	(2,058)	70	(1,988)	(2,505)	645	(1,860)

Net change in net interest income	$(293)	$90	$(203)	$317	$657	$974

(1)	Securities amounts are presented on a fully taxable equivalent basis.
page 20   |     CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Market risk is the risk of loss from adverse changes in market prices and interest rates. We have not engaged in and, accordingly, have no risk related to trading accounts, commodities, or foreign exchange. Our hedging policy allows hedging activities, such as interest-rate swaps, up to 10% of total assets. Disclosures about our hedging activities are set forth in Note 18 to our consolidated financial statements. The Company’s market risk arises primarily from interest rate risk inherent in our lending, investing, deposit gathering and borrowing activities. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on- and off-balance-sheet transactions are aggregated and the resulting net positions are identified. Disclosures about fair value are set forth in Note 4 to our consolidated financial statements.
Management actively monitors and manages interest rate risk. The primary objective in managing interest rate risk is to limit, within established guidelines, the adverse impact of changes in interest rates on our net interest income and capital. We measure the effect of interest rate changes on CFBank’s net portfolio value (NPV), which is the difference between the estimated market value of its assets and liabilities under different interest rate scenarios. The change in the NPV ratio is a long-term measure of what might happen to the market value of financial assets and liabilities over time if interest rates changed instantaneously and the Company did not change existing strategies. At December 31, 2009, CFBank’s NPV ratios, using interest rate shocks ranging from a 300 bp rise in rates to a 100 bp decline in rates are shown in the following table. All values are within the acceptable range established by CFBank’s Board of Directors.
NET PORTFOLIO VALUE (CFBANK ONLY)

BASIS POINT CHANGE IN RATES	NPV RATIO
+300	10.72%
+200	11.29%
+100	11.70%
+50	11.82%
0	11.99%
-50	12.01%
-100	12.05%
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
We continue to originate substantially all fixed-rate single-family mortgage loans for sale rather than retain long-term, low fixed-rate loans in portfolio. We continue to originate commercial, commercial real estate and multi-family residential mortgage loans for our portfolio, which, in many cases, have adjustable interest rates. Many of these loans have interest-rate floors, which protect income to CFBank should rates continue to fall. Due to the current historic low level of market interest rates in 2008 and 2009, the terms of some liabilities were extended to fix their cost at low levels and to protect net interest margin should interest rates rise. During the flat/inverted yield curve that existed during 2006 and much of 2007, we maintained a shorter duration of liabilities and benefited from repricing as interest rates fell, which increased net interest margin in 2008. In 2006, we issued $9.7 million in callable brokered certificates of deposit, which improved net interest margin when the call options were exercised in 2008 when short-term interest rates fell.
CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT     |   page 21

LIQUIDITY AND CAPITAL RESOURCES
In general terms, liquidity is a measurement of an enterprise’s ability to meet cash needs. The primary objective in liquidity management is to maintain the ability to meet loan commitments and to repay deposits and other liabilities in accordance with their terms without an adverse impact on current or future earnings. Principal sources of funds are deposits; amortization, prepayments and sales of loans; maturities, sales and principal receipts of securities available for sale; borrowings; and operations. While maturities and scheduled amortization of loans are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.
CFBank is required by regulation to maintain sufficient liquidity to ensure its safe and sound operation. Thus, adequate liquidity may vary depending on CFBank’s overall asset/liability structure, market conditions, the activities of competitors and the requirements of its own deposit and loan customers. Management believes that CFBank’s liquidity is sufficient.
Liquidity management is both a daily and long-term responsibility of management. We adjust our investments in liquid assets, primarily cash, short-term investments and other assets that are widely traded in the secondary market, based on our ongoing assessment of expected loan demand, expected deposit flows, yields available on interest-earning deposits and securities and the objective of our asset/liability management program. In addition to liquid assets, we have other sources of liquidity available including, but not limited to, access to advances from the FHLB, borrowings from the Federal Reserve Bank (FRB), lines of credit with two commercial banks, use of brokered deposits, and the ability to obtain deposits by offering above-market interest rates.
The following table summarizes CFBank’s cash available from liquid assets and borrowing capacity at December 31, 2009 and 2008.

	AT DECEMBER 31,
(DOLLARS IN THOUSANDS)	2009	2008
Cash and unpledged securities	$5,033	$6,828
Additional borrowing capacity at the FHLB	7,720	33,314
Additional borrowing capacity at the FRB	12,129	—
Unused commercial bank lines of credit	8,000	5,000

Total	$32,882	$45,142

Cash available from liquid assets and borrowing capacity decreased from $45.1 million at December 31, 2008 to $32.9 million at December 31, 2009. CFBank’s additional borrowing capacity with the FHLB decreased from $33.3 million at December 31, 2008 to $7.7 million at December 31, 2009 primarily due to deterioration in the credit performance of CFBank’s loan portfolio, which resulted in an increase in collateral maintenance requirements by the FHLB. Future tightening in overall credit policies by the FHLB or FRB, deterioration in the credit performance of CFBank’s loan portfolio, or a decline in the balances of pledged collateral, may further reduce CFBank’s borrowing capacity.
In addition to the sources of funds listed above, CFBank has the ability to use brokered deposits to raise additional funds. Brokered deposits totaled $45.9 million at December 31, 2009, and $67.2 million at December 31, 2008. Brokered deposits included customer deposits in the CDARS program of $37.4 million and $48.4 million at December 31, 2009 and 2008, respectively. Management intends to continue to use brokered deposits, including the CDARS program, as a funding source. Current regulatory restrictions limit an institution’s use of brokered deposits in situations where capital levels fall below well-capitalized levels.
CFBank could raise additional deposits by offering above-market interest rates. Current regulatory restrictions limit an institution’s ability to pay above-market interest rates in situations where capital levels fall below well-capitalized levels. CFBank relies on competitive interest rates, customer service, and relationships with customers to retain deposits. To promote and stabilize liquidity in the banking and financial services sector, the FDIC temporarily increased deposit insurance coverage from $100,000 to $250,000 per depositor through December 31, 2013. CFBank is a participant in the FDIC’s Temporary Liquidity Guarantee Program that provides unlimited deposit insurance coverage, through June 30, 2010, for noninterest-bearing transaction accounts. Based on our historical experience with deposit retention, current retention strategies and participation in programs offering additional FDIC insurance protection, we believe that, although it is not possible to predict future terms and conditions upon renewal, a significant portion of existing deposits will remain with CFBank.
The Holding Company, as a savings and loan holding company, has more limited sources of liquidity than CFBank. In addition to its existing liquid assets, it can raise funds in the securities markets through debt or equity offerings, receive dividends from its subsidiaries, or sell assets. Cash can be used by the Holding Company to make acquisitions or investments in subsidiaries, and to fund quarterly interest payments on its subordinated debentures, dividends to common shareholders, dividends on the preferred stock issued to the U.S. Treasury, and operating expenses.
page 22   |     CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)
At December 31, 2009, the Holding Company had cash of $1.8 million available to meet cash needs. Annual debt service on the subordinated debentures is currently approximately $160,000. The subordinated debentures have a variable rate of interest, reset quarterly, equal to the three-month London Interbank Offered Rate (LIBOR) plus 2.85%. The total rate in effect was 3.10% at year-end 2009. An increase in the three-month LIBOR would increase the debt service requirement of the subordinated debentures. Annual dividends on the preferred stock are approximately $361,000 at the current 5% level, which is scheduled to increase to 9% after February 14, 2013. Annual operating expenses in 2009 were approximately $425,000. The Holding Company’s available cash at December 31, 2009 is sufficient to cover cash needs, at their current level, for approximately 2 years.
Banking regulations limit the amount of dividends that can be paid to the Holding Company by CFBank without prior approval of the OTS. Generally, CFBank may pay dividends without prior approval as long as the dividend is not more than the total of the current calendar year-to-date earnings plus any earnings from the previous two years not already paid out in dividends, and as long as CFBank would remain well capitalized after the dividend payment. As of December 31, 2009, CFBank can pay no dividends to the Holding Company without OTS approval. Future dividend payments by CFBank to the Holding Company would be based upon future earnings and the approval of the OTS. The Holding Company is significantly dependent on dividends from CFBank to provide the liquidity necessary to meet its obligations. In view of the uncertainty surrounding CFBank’s future ability to pay dividends to the Holding Company, management is exploring additional sources of funding to support its working capital needs. In the current economic environment, however, there can be no assurance that it will be able to do so or, if it can, what the cost of doing so will be.
At December 31, 2009, CFBank exceeded all of its regulatory capital requirements to be considered well-capitalized. Tier 1 capital level was $24.1 million, or 8.9% of adjusted total assets, which exceeded the required level of $13.6 million, or 5.0%. Tier 1 risk-based capital level was $24.1 million, or 10.5% of risk-weighted assets, which exceeded the required level of $13.8 million, or 6.0%. Total risk-based capital was $27.0 million, or 11.7% of risk-weighted assets, which exceeded the required level of $23.0 million, or 10.0%.
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
CRITICAL ACCOUNTING POLICIES
We follow financial accounting and reporting policies that are in accordance with U. S. generally accepted accounting principles and conform to general practices within the banking industry. These policies are presented in Note 1 to our consolidated financial statements. Some of these accounting policies are considered to be critical accounting policies, which are those policies that are both most important to the portrayal of the Company’s financial condition and results of operation, and require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Application of assumptions different than those used by management could result in material changes in our financial position or results of operations. These policies, current assumptions and estimates utilized, and the related disclosure of this process, are determined by management and routinely reviewed with the Audit Committee of the Board of Directors. We believe that the judgments, estimates and assumptions used in the preparation of the consolidated financial statements were appropriate given the factual circumstances at the time.
We have identified accounting policies that are critical accounting policies, and an understanding of these policies is necessary to understand our financial statements. The following discussion details the critical accounting policies and the nature of the estimates made by management.
CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT     |   page 23

CRITICAL ACCOUNTING POLICIES (CONTINUED)
Determination of the allowances for loan losses. The ALLL represents management’s estimate of probable incurred credit losses in the loan portfolio at each balance sheet date. The allowance consists of general and specific components. The general component covers loans not classified as impaired and is based on historical loss experience adjusted for current factors. Current factors considered include, but are not limited to, management’s oversight of the portfolio, including lending policies and procedures; nature, level and trend of the portfolio, including performing loans, trends in past due and nonperforming loans, loan concentrations, loan terms and other characteristics; current economic conditions and outlook; collateral values; and other items. The specific component of the ALLL relates to loans that are individually classified as impaired. Nonperforming loans exceeding policy thresholds are regularly reviewed to identify impairment. A loan is impaired when, based on current information and events, it is probable that the Company will not be able to collect all amounts contractually due. Determining whether a loan is impaired and whether there is an impairment loss requires judgment and estimates, and the eventual outcomes may differ from estimates made by management. The determination of whether a loan is impaired includes review of historical data, judgments regarding the ability of the borrower to meet the terms of the loan, an evaluation of the collateral securing the loan and estimation of its value, net of selling expenses, if applicable, various collection strategies, and other factors relevant to the loan or loans. Impairment is measured based on the fair value of collateral, less costs to sell, if the loan is collateral dependent, or alternatively, the present value of expected future cash flows discounted at the loan’s effective rate, if the loan is not collateral dependent. When the selected measure is less than the recorded investment in the loan, an impairment loss is recorded. As a result, determining the appropriate level for the ALLL involves not only evaluating the current financial situation of individual borrowers or groups of borrowers, but also current predictions about future events that could change before an actual loss is determined. Based on the variables involved and the fact that management must make judgments about outcomes that are inherently uncertain, the determination of the ALLL is considered to be a critical accounting policy. Additional information regarding this policy is included in the section titled “Allowance for loan losses” and in Notes 1, 3 and 4 to our consolidated financial statements.
Valuation of the deferred tax asset. Another critical accounting policy relates to valuation of the deferred tax asset, which includes the benefit of loss carryforwards which expire in varying amounts in future periods. At year-end 2009, the Company had net operating loss carry- forwards of approximately $7.7 million which expire at various dates from 2024 to 2029. Realization is dependent on generating sufficient future taxable income prior to expiration of the loss carryforwards. The Company’s net loss in 2009 reduced management’s near term estimate of future taxable income, and reduced the amount of the net deferred tax asset considered realizable. A $4.3 million valuation allowance was recorded in 2009, reducing the amount of the net deferred tax asset to zero. Additional information is included in Notes 1 and 12 to our consolidated financial statements.
Fair value of financial instruments. Another critical accounting policy relates to fair value of financial instruments, which are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. Additional information is included in Notes 1 and 4 to our consolidated financial statements.
MARKET PRICES AND DIVIDENDS DECLARED
The common stock of Central Federal Corporation trades on the Nasdaq® Capital Market under the symbol “CFBK.” As of December 31, 2009, there were 4,099,587 shares of common stock outstanding and 523 record holders.
The following table shows the quarterly reported high and low sales prices of the common stock and cash dividends per common share declared during 2009 and 2008.

	HIGH	LOW	DIVIDENDS
2009
First quarter	$3.45	$2.00	$—
Second quarter	3.50	2.26	—
Third quarter	3.00	1.85	—
Fourth quarter	2.60	1.05	—

2008
First quarter	$4.94	$3.75	$0.05
Second quarter	5.08	3.54	0.05
Third quarter	3.90	3.07	0.05
Fourth quarter	4.10	2.35	0.05
As a participant in the TARP Capital Purchase Program, the Company is subject to certain terms and conditions, including limits on the payment of dividends on the Company’s common stock. Additional information is contained in the section titled “Stockholders’ equity” and in Note 15 to our consolidated financial statements.
page 24   |     CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT

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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2009.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.
This annual report does not contain an audit report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to audit by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Mark S. Allio
Chairman of the Board, President and Chief Executive Officer

Therese Ann Liutkus, CPA
Treasurer and Chief Financial Officer

March 15, 2010
CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT     |   page 25

FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS
Crowe Horwath LLP
Member Horwath International
The Board of Directors and Stockholders
Central Federal Corporation
Fairlawn, Ohio
We have audited the accompanying consolidated balance sheets of Central Federal Corporation as of December 31, 2009 and 2008 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Federal Corporation as of December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Crowe Horwath LLP
Cleveland, Ohio
March 15, 2010
page 26   |     CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS

	DECEMBER 31,
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	2009	2008

Assets
Cash and cash equivalents	$2,973	$4,177
Securities available for sale	21,241	23,550
Loans held for sale	1,775	284
Loans, net of allowance of $7,090 and $3,119	231,105	233,922
Federal Home Loan Bank stock, at cost	1,942	2,109
Loan servicing rights	88	112
Premises and equipment, net	7,003	5,246
Other intangible assets	169	—
Bank owned life insurance	4,017	3,892
Deferred tax asset	—	1,598
Accrued interest receivable and other assets	3,429	2,891

	$273,742	$277,781

Liabilities and Stockholders’ Equity
Deposits
Noninterest bearing	$17,098	$14,557
Interest bearing	193,990	193,090

Total deposits	211,088	207,647
Short-term Federal Home Loan Bank advances	2,065	5,850
Long-term Federal Home Loan Bank advances	29,942	23,200
Advances by borrowers for taxes and insurance	161	167
Accrued interest payable and other liabilities	2,104	2,687
Subordinated debentures	5,155	5,155

Total liabilities	250,515	244,706
Stockholders’ equity
Preferred stock, Series A, $.01 par value; $7,225 aggregate liquidation value, 1,000,000 shares authorized; 7,225 shares issued	7,021	6,989
Common stock, $.01 par value; shares authorized; 12,000,000 in 2009 and 6,000,000 in 2008, shares issued; 4,658,120 in 2009 and 4,660,070 in 2008	47	47
Common stock warrant	217	217
Additional paid-in capital	27,517	27,455
Retained earnings (accumulated deficit)	(9,034)	1,262
Accumulated other comprehensive income	704	350
Treasury stock, at cost; 558,533 shares	(3,245)	(3,245)

Total stockholders’ equity	23,227	33,075

	$273,742	$277,781

(See accompanying notes.)
CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT     |   page 27

CONSOLIDATED STATEMENTS OF OPERATIONS

	YEARS ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	2009	2008	2007
Interest and dividend income
Loans, including fees	$13,197	$15,193	$15,847
Securities	1,120	1,329	1,520
Federal Home Loan Bank stock dividends	97	107	138
Federal funds sold and other	32	8	18

	14,446	16,637	17,523
Interest expense
Deposits	4,723	6,210	7,218
Short-term Federal Home Loan Bank advances and other debt	1	541	1,639
Long-term Federal Home Loan Bank advances and other debt	1,027	850	512
Subordinated debentures	196	334	426

	5,947	7,935	9,795

Net interest income	8,499	8,702	7,728
Provision for loan losses	9,928	917	539

Net interest income after provision for loan losses	(1,429)	7,785	7,189
Noninterest income
Service charges on deposit accounts	345	544	287
Net gains on sales of loans	642	159	233
Loan servicing fees, net	36	34	49
Net gains on sales of securities	—	54	—
Earnings on bank owned life insurance	125	123	123
Net gain on acquisition	208	—	—
Other	21	34	36

	1,377	948	728
Noninterest expense
Salaries and employee benefits	4,166	4,058	4,601
Occupancy and equipment	481	485	534
Data processing	616	687	558
Franchise taxes	346	308	293
Professional fees	769	558	358
Director fees	108	136	148
Postage, printing and supplies	162	159	162
Advertising and promotion	52	45	203
Telephone	103	91	99
Loan expenses	82	20	23
Foreclosed assets, net	(1)	(3)	(30)
Depreciation	483	683	619
FDIC premiums	541	86	21
Amortization of intangibles	6	—	—
Other	348	436	408

	$8,262	$7,749	$7,997

Income (loss) before income taxes	$(8,314)	$984	$(80)

Income tax expense (benefit)	1,577	261	(63)

Net income (loss)	(9,891)	723	(17)
Preferred stock dividends and accretion of discount on preferred stock	(407)	(29)	—

Net income (loss) available to common stockholders	$(10,298)	$694	$(17)

Earnings (loss) per common share:
Basic	$(2.51)	$0.16	$—
Diluted	$(2.51)	$0.16	$—
(See accompanying notes.)
page 28   |     CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

					RETAINED	ACCUMULATED
			COMMON		EARNINGS	OTHER		TOTAL
	PREFERRED	COMMON	STOCK	ADDITIONAL	(ACCUMULATED	COMPREHENSIVE	TREASURY	STOCKHOLDERS’
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	STOCK	STOCK	WARRANT	PAID-IN CAPITAL	DEFICIT)	INCOME (LOSS)	STOCK	EQUITY

Balance at January 1, 2007	$—	$46	$—	$27,204	$2,643	$(25)	$(783)	$29,085
Comprehensive income:
Net loss					(17)			(17)
Change in unrealized gain (loss) on securities available for sale, net of reclassification and tax effects						212		212

Total comprehensive income								195
Release of 17,633 stock based incentive plan shares				152				152
Tax benefits from dividends on unvested stock based incentive plan shares				3				3
Tax effect from vesting of stock based incentive plan shares				(26)				(26)
Stock option expense				15				15
Purchase of 125,000 treasury shares							(830)	(830)
Cash dividends declared on common stock ($.28 per share)					(1,215)			(1,215)

Balance at December 31, 2007	—	46	—	27,348	1,411	187	(1,613)	27,379
Comprehensive income:
Net income					723			723
Change in unrealized gain (loss) on securities available for sale, net of reclassification and tax effects						163		163

Total comprehensive income								886
Issuance of 7,225 shares preferred stock and 336,568 common stock warrants, net of offering costs of $22	6,986		217					7,203
Accretion of discount on preferred stock	3				(3)			—
Issuance of 31,750 stock based incentive plan shares		1						1
Release of 23,417 stock based incentive plan shares				127				127
Tax benefits from dividends on unvested stock based incentive plan shares				3				3
Tax effect from vesting of stock based incentive plan shares				(45)				(45)
Stock option expense				22				22
Purchase of 365,000 treasury shares							(1,632)	(1,632)
Preferred stock dividends					(26)			(26)
Cash dividends declared on common stock ($.20 per share)					(843)			(843)

Balance at December 31, 2008	$6,989	$47	$217	$27,455	$1,262	$350	$(3,245)	$33,075

(continued on next page.)
CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT     |   page 29

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CONTINUED)

					RETAINED	ACCUMULATED
			COMMON		EARNINGS	OTHER		TOTAL
	PREFERRED	COMMON	STOCK	ADDITIONAL	(ACCUMULATED	COMPREHENSIVE	TREASURY	STOCKHOLDERS’
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	STOCK	STOCK	WARRANT	PAID-IN CAPITAL	DEFICIT)	INCOME (LOSS)	STOCK	EQUITY

Balance at January 1, 2009	$6,989	$47	$217	$27,455	$1,262	$350	$(3,245)	$33,075
Comprehensive loss:
Net loss					(9,891)			(9,891)
Change in unrealized gain (loss) on securities available for sale, net of reclassification and tax effects						354		354

Total comprehensive loss								(9,537)
Preferred stock offering costs	(13)							(13)
Accretion of discount on preferred stock	45				(45)			—
Release of 11,921 stock based incentive plan shares				55				55
Forfeiture of 1,950 stock based incentive plan shares					2			2
Tax benefits from dividends on unvested stock based incentive plan shares				1				1
Tax effect from vesting of stock based incentive plan shares				(20)				(20)
Stock option expense				26				26
Preferred stock dividends					(362)			(362)

Balance at December 31, 2009	$7,021	$47	$217	$27,517	$(9,034)	$704	$(3,245)	$23,227

(See accompanying notes.)
page 30   |     CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	2009	2008	2007

Net income (loss)	$(9,891)	$723	$(17)

Adjustments to reconcile net income (loss) to net cash from operating activities:
Provision for loan losses	9,928	917	539
Valuation (gain) loss on mortgage servicing rights	(4)	3	(3)
Depreciation	483	683	619
Amortization, net	(38)	(55)	(121)
Net realized (gain) loss on sales of securities	—	(54)	—
Originations of loans held for sale	(66,024)	(26,973)	(37,282)
Proceeds from sale of loans held for sale	63,312	27,306	39,058
Net gain on sale of loans	(642)	(159)	(233)
Valuation loss on loans transferred from held for sale to portfolio	5	—	—
Net gain on acquisition	(208)	—	—
Loss (gain) on disposal of premises and equipment	—	(1)	38
Gain on sale of foreclosed assets	(1)	(22)	(46)
FHLB stock dividends	—	(81)	—
Stock-based compensation expense	83	149	167
Change in deferred income taxes (net of change in valuation allowance)	1,579	314	(61)
Net change in:
Bank owned life insurance	(125)	(123)	(123)
Accrued interest receivable and other assets	(542)	(262)	(876)
Accrued interest payable and other liabilities	(442)	(457)	1,761

Net cash from operating activities	(2,527)	1,908	3,420

Cash flows from investing activities
Available-for-sale securities:
Sales	—	2,064	—
Maturities, prepayments and calls	6,419	10,103	7,244
Purchases	(3,698)	(6,917)	(5,867)
Loan originations and payments, net	(4,403)	(4,401)	(41,371)
Loans purchased	(2,231)	—	(5,146)
Proceeds from redemption of FHLB stock	167	—	850
Purchase of FHLB stock	—	(65)	—
Additions to premises and equipment	(40)	(212)	(2,278)
Proceeds from the sale of premises and equipment	1	1	9
Proceeds from the sale of foreclosed assets	28	231	246
Net cash used in acquisition	(675)	—	—

Net cash from investing activities	$(4,432)	$804	$(46,313)

(continued on next page.)
CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT     |   page 31

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	YEARS ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	2009	2008	2007

Cash flows from financing activities
Net change in deposits	$3,363	$13,247	$26,669
Net change in short-term borrowings from the FHLB and other debt	(3,785)	(32,400)	17,000
Proceeds from long-term FHLB advances and other debt	17,942	14,000	4,200
Repayments on long-term FHLB advances and other debt	(11,200)	(2,000)	(4,270)
Net change in advances by borrowers for taxes and insurance	(6)	13	17
Cash dividends paid on common stock	(205)	(860)	(1,402)
Cash dividends paid on preferred stock	(341)	—	—
Proceeds from issuance of preferred stock and common stock warrant	—	7,203	—
Costs associated with issuance of preferred stock	(13)	—	—
Purchase of treasury shares	—	(1,632)	(830)

Net cash from financing activities	5,755	(2,429)	41,384
Net change in cash and cash equivalents	(1,204)	283	(1,509)
Beginning cash and cash equivalents	4,177	3,894	5,403
Ending cash and cash equivalents	$2,973	$4,177	$3,894

Supplemental cash flow information:
Interest paid	$6,095	$7,340	$9,733
Income taxes paid	—	51	15

Supplemental noncash disclosures:
Transfers from loans to repossessed assets	$174	$123	$286
Loans issued to finance the sale of repossessed assets	162	—	—
Loans transferred from held for sale to portfolio	1,852	—	—
(See accompanying notes.)
page 32   |     CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations and Principles of Consolidation: The consolidated financial statements include Central Federal Corporation, its wholly-owned subsidiaries, CFBank, Ghent Road, Inc., and Smith Ghent LLC, together referred to as “the Company”. Ghent Road, Inc. was formed in 2006 and owns property. Prior to October 2009, the Company owned a one-third interest in Smith Ghent LLC, which owns the Company’s headquarters in Fairlawn. The Company purchased the remaining two-thirds interest in October 2009. Intercompany transactions and balances are eliminated in consolidation.
CFBank provides financial services through its offices in Fairlawn, Worthington, Wellsville and Calcutta, Ohio. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are commercial and residential mortgages, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, the customers’ ability to repay their loans is dependent on the real estate and general economic conditions in the customer’s geographic areas.
Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles, (GAAP), management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, loan servicing rights, deferred tax assets, and fair values of financial instruments are particularly subject to change.
Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions with maturities fewer than 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest-bearing deposits in other financial institutions and borrowings with original maturities under 90 days.
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
Management evaluates securities for other-than-temporary impairment (OTTI) at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation.
Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.
Mortgage loans held for sale are generally sold with servicing rights released. The carrying value of mortgage loans sold is reduced by the amount allocated to the servicing right when mortgage loans held for sale are sold with servicing rights retained. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.
Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, adjusted for purchase premiums and discounts, deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.
Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer and credit card loans are typically charged-off no later than 90 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. A loan is moved to nonaccrual status in accordance with the Company’s policy, typically after 90 days of non-payment.
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
CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT     |   page 33

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Concentration of Credit Risk: Most of the Company’s primary business activity is with customers located within the Ohio counties of Columbiana, Franklin, Summit and contiguous counties. Therefore, the Company’s exposure to credit risk is significantly affected by changes in the economies within these counties. Although these counties are the Company’s primary market area for loans, the Company originates residential and commercial real estate loans throughout the United States.
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
A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified to grant concessions, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.
Commercial, multi-family residential and commercial real estate loans are evaluated for impairment when they are over 90 days past due and adversely classified. All other loans over $500 are individually evaluated for impairment when they are 90 days past due or earlier than 90 days past due if information regarding the payment capacity of the borrower indicates that payment in full according to the loan terms is doubtful. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures. Troubled debt restructurings are measured at the present value of estimated future cash flows using the loan’s effective rate at inception.
Servicing Rights: Servicing rights are recognized separately when they are acquired through sales of loans. When mortgage loans are sold, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.
Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to carrying amount. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If it is later determined that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increase to income. Changes in valuation allowances are reported with loan servicing fees, net on the income statement. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.
Servicing fee income, which is reported on the income statement as loan servicing fees, net is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal, or a fixed amount per loan, and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Loan servicing fees, net totaled $36, $34 and $49 for the years ended December 31, 2009, 2008 and 2007, respectively. Late fees and ancillary fees related to loan servicing are not material.
Transfers of Financial Assets: Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.
Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at lower of cost or fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.
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
page 34   |     CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT

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
Intangible Assets: Intangible assets consist of identified intangibles from the purchase of the remaining two-thirds interest in Smith Ghent LLC in October 2009. The intangible asset was initially measured at fair value and is being amortized on a straight-line method over the estimated life of 4.5 years.
Derivatives: Derivative financial instruments are recognized as assets or liabilities at fair value. The Company’s derivatives consist mainly of interest-rate swap agreements, which are used as part of its asset liability management to help manage interest rate risk. The Company does not use derivatives for trading purposes. The derivative transactions are considered instruments with no hedging designation (“stand-alone derivatives”). Changes in the fair value of the derivatives are reported currently in earnings, as noninterest income.
Mortgage Banking Derivatives: CFBank enters into interest rate lock commitments on mortgage loans to be sold into the secondary market. These derivatives are not designated as hedges and are carried at fair value. The net gain or loss on mortgage banking derivatives is included in gain on sale of loans.
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
Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance of $4,312 was recorded in 2009 to reduce the carrying amount of the Company’s net deferred tax asset to zero. See Note 12 — Income Taxes.
The Company adopted guidance issued by the Financial Accounting Standards Board (FASB) with respect to accounting for uncertainty in income taxes as of January 1, 2007. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no affect on the Company’s financial statements.
The Company recognizes interest related to income tax matters as interest expense and penalties related to income tax matters as other expense.
Retirement Plans: Employee 401(k) and profit sharing plan expense is the amount of matching contributions. Supplemental retirement plan expense allocates the benefits over years of service.
Earnings Per Common Share: Basic earnings per common share is net income available to common stockholders divided by the weighted average number of common shares outstanding during the period. All outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options and warrant.
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
Equity: Treasury stock is carried at cost. The carrying value of preferred stock and the common stock warrant is based on allocation of issuance proceeds, net of issuance costs, in proportion to their relative fair values. Preferred stock is carried net of the discount established through the allocation of proceeds.
CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT     |   page 35

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by CFBank to the Holding Company or by the Holding Company to stockholders. On December 5, 2008, the Company issued 7,225 shares of preferred stock to the United States Department of the Treasury (U.S. Treasury) under the Troubled Asset Relief Program (TARP) Capital Purchase Program. While that preferred stock remains outstanding, dividends on the Company’s common stock are limited to a quarterly cash dividend of a maximum of $.05 per share. See Note 15 — Preferred Stock.
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
Operating Segments: While the chief decision-makers monitor the revenue streams of the Company’s various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Operating results are not reviewed by senior management to make resource allocation or performance decisions. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment. From 2005 thru 2007, internal financial information was primarily reported and aggregated in two lines of business, banking and mortgage banking. Beginning in 2008, mortgage banking activities are considered to be part of banking activities due to the level of mortgage banking activities’ contribution to the Company’s overall performance.
Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.
Adoption of New Accounting Standards:
In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (Accounting Standards Codification (ASC) 820-10). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement also establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) No. 157-2, Effective Date of FASB Statement No. 157, which is currently ASC 820-10. This FSP delayed the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The adoption of this pronouncement did not have a material impact on the Company’s results of operations or financial position.
In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (ASC 805). ASC 805 establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. ASC 805 was effective for fiscal years beginning on or after December 15, 2008. There was no impact on the Company’s results of operations or financial position upon adoption. However, the Company accounted for its acquisition of the controlling interest in Smith Ghent LLC in accordance with ASC 805.
In June 2008, the FASB issued FSP EITF 03-6-1 — Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (ASC 260-10). This FSP addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, included in the earnings allocation in computing earnings per share (EPS) under the two-class method. ASC 260-10 provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method. This FSP was effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented were to be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform to the provisions of this FSP. Adoption of this pronouncement reduced the Company’s basic and diluted income (loss) per common share by $.01 for 2008 and by less than $.01 for 2009 and 2007.
In April 2009, the FASB issued FSP No. 115-2 and No. 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (OTTI) (ASC 320-10), which amended existing guidance for determining whether impairment is other-than-temporary for debt securities. The FSP requires an entity to assess whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of these criteria is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to other factors, which is recognized in other comprehensive income and 2) OTTI related to credit loss, which must be recognized in the income statement. The credit loss is determined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. Additionally, disclosures about OTTI for debt and equity securities were expanded. ASC 320-10 was effective for interim and annual reporting periods ending June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this pronouncement by the Company on April 1, 2009 did not have a material impact on its results of operations or financial position.
page 36   |     CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
In April 2009, the FASB issued FSP No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (ASC 820-10). This FSP emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly. Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability’s fair value. Adjustments to those transactions or prices would be needed to determine the appropriate fair value. The FSP, which was applied prospectively, was effective for interim and annual reporting periods ending after June 15, 2009, with early adoption for periods ending after March 15, 2009. The adoption of this pronouncement by the Company at June 30, 2009 did not have a material impact on its results of operations or financial position.
Effect of Newly Issued But Not Yet Effective Accounting Standards:
In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets, an Amendment of FASB Statement No. 140 (ASC 810). The new accounting requirement amends previous guidance relating to the transfers of financial assets and eliminates the concept of a qualifying special-purpose entity. ASC 810 must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. ASC 810 must be applied to transfers occurring on or after the effective date. Additionally, on and after the effective date, the concept of a qualifying special-purpose entity is no longer relevant for accounting purposes. Therefore, formerly qualifying special-purpose entities should be evaluated for consolidation by reporting entities on and after the effective date in accordance with the applicable consolidation guidance. Additionally, the disclosure provisions of ASC 810 were also amended and apply to transfers that occurred both before and after the effective date of ASC 810. The adoption of ASC 810 is not expected to have a material effect on the Company’s consolidated financial statements.
In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (ASC 810), which amended guidance for consolidation of variable interest entities by replacing the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and has (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. SFAS No. 167 also requires additional disclosures about an enterprise’s involvement in variable interest entities. SFAS No. 167 will be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Early adoption is prohibited. The adoption of SFAS No. 167 is not expected to have a material effect on the Company’s consolidated financial statements.
CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT     |   page 37

NOTE 2 — SECURITIES
The following table summarizes the amortized cost and fair value of the available-for-sale securities portfolio at December 31, 2009 and 2008 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

		GROSS	GROSS
	AMORTIZED	UNREALIZED	UNREALIZED	FAIR
	COST	GAINS	LOSSES	VALUE

2009
Issued by U.S. government-sponsored agencies:
Mortgage-backed securities — residential	$5,171	$390	$—	$5,561
Collateralized mortgage obligations	13,551	479	—	14,030
Collateralized mortgage obligations issued by private issuers	1,635	15	—	1,650

Total	$20,357	$884	$—	$21,241

2008
Issued by U.S. government-sponsored agencies:
Mortgage-backed securities — residential	$6,671	$254	$(3)	$6,922
Collateralized mortgage obligations	16,349	289	(10)	16,628

Total	$23,020	$543	$(13)	$23,550

The proceeds from sales and calls of securities and the associated gains in 2008 are listed below:

2008
Proceeds	$2,064
Gross gains	54
Gross losses	—
There were no proceeds from sales and calls of securities in 2009 or 2007. The tax benefit related to the gains in 2008 was $18.
At year-end 2009 and 2008, there were no debt securities contractually due at a single maturity date. The amortized cost and fair value of mortgage-backed securities and collateralized mortgage obligations, which are not due at a single maturity date, totaled $20,357 and $21,241 at December 31, 2009, and $23,020 and $23,550 at December 31, 2008.
page 38   |      CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT

NOTE 2 — SECURITIES (CONTINUED)
Fair value of securities pledged was as follows:

	2009	2008
Pledged as collateral for:
FHLB advances	$11,045	$13,508
Public deposits	4,038	3,058
Customer repurchase agreements	3,088	3,098
Interest-rate swaps	1,010	1,235

Total	$19,181	$20,899

At year-end 2009 and 2008, there were no holdings of securities of any one issuer, other than the U.S. government and its agencies, in an amount greater than 10% of stockholders’ equity.
The following table summarizes securities with unrealized losses at December 31, 2008 aggregated by major security type and length of time in a continuous unrealized loss position. There were no securities with unrealized losses at December 31, 2009.

	LESS THAN 12 MONTHS		12 MONTHS OR MORE		TOTAL
2008		UNREALIZED		UNREALIZED		UNREALIZED
DESCRIPTION OF SECURITIES	FAIR VALUE	LOSS	FAIR VALUE	LOSS	FAIR VALUE	LOSS
Issued by U.S. government-sponsored agencies:
Mortgage-backed securities — residential	$568	$(3)	$—	$—	$568	$(3)
Collateralized mortgage obligations	165	—	1,013	(10)	1,178	(10)

Total temporarily impaired	$733	$(3)	$1,013	$(10)	$1,746	$(13)

In determining OTTI for debt securities, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.
As of December 31, 2009, the Company’s securities portfolio consisted of $21,241 of securities, none of which were in an unrealized loss position. The Company’s securities portfolio included one private-label collateralized mortgage obligation at December 31, 2009, which was rated AAA at purchase. The Company monitors the security’s performance to insure it has adequate credit support.
CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT      |   page 39

NOTE 3 — LOANS
Loans at year-end were as follows:

	2009	2008
Commercial	$42,755	$40,945
Real estate:
Single-family residential	30,636	28,884
Multi-family residential	37,732	41,495
Commercial	101,350	99,652
Consumer	26,030	26,429

Subtotal	238,503	237,405
Less: Net deferred loan fees	(308)	(364)
Allowance for loan losses	(7,090)	(3,119)

Loans, net	$231,105	$233,922

Commercial real estate loans include $4,759 and $2,872 in construction loans at December 31, 2009 and December 31, 2008. Single-family residential real estate loans include $1,064 and $180 in construction loans at December 31, 2009 and December 31, 2008.
Activity in the allowance for loan losses was as follows:

	2009	2008	2007
Beginning balance	$3,119	$2,684	$2,109
Provision for loan losses	9,928	917	539
Reclassification of allowance for losses on loan related commitments (1)	(36)	—	—
Loans charged-off	(6,264)	(497)	(44)
Recoveries	343	15	80

Ending balance	$7,090	$3,119	$2,684

(1)	Reclassified to accrued interest payable and other liabilities in the consolidated balance sheet.
Individually impaired loans were as follows:

	2009	2008
Period-end loans with no allocated allowance for loan losses	$6,964	$—
Period-end loans with allocated allowance for loan losses	6,734	2,257

Total	$13,698	$2,257

Amount of the allowance for loan losses allocated	$2,033	$514

	2009	2008	2007
Average of individually impaired loans during the year	$7,341	$1,647	$—
Interest income recognized during impairment	—	3	—
Cash-basis interest income recognized	—	—	—
page 40   |     CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT

NOTE 3 — LOANS (CONTINUED)
Nonaccrual loans and loans past due over 90 days still on accrual were as follows:

	2009	2008
Loans past due over 90 days still on accrual	$14	$348
Nonaccrual loans:
Commercial	$217	$646
Single-family residential real estate	426	63
Multi-family residential real estate	4,406	1,264
Commercial real estate	6,864	—
Home equity lines of credit	1,307	60
Other consumer	—	31

Total nonaccrual loans	$13,220	$2,064

Nonaccrual loans and loans past due over 90 days still on accrual include both smaller balance single-family mortgage and consumer loans that are collectively evaluated for impairment and individually classified impaired loans.
Nonaccrual loans include loans that were modified and identified as troubled debt restructurings, where concessions had been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in the interest rate, payment extensions, principal forgiveness, and other actions intended to maximize collection. At December 31, 2009, nonaccruing troubled debt restructurings were as follows:

2009
Commercial	$217
Single-family residential real estate	261
Commercial real estate	854
Home equity lines of credit	496

Total	$1,828

There were no troubled debt restructurings at December 31, 2008. The Company has allocated $511 of specific reserves to loans whose terms have been modified in troubled debt restructurings as of December 31, 2009.
Nonaccrual loans at December 31, 2009 do not include $1,310 in troubled debt restructurings where customers have established a sustained period of repayment performance, loans are current according to their modified terms, and repayment of the remaining contractual payments is expected. These loans are included in impaired loans totals.
CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT     |   page 41

NOTE 4 — FAIR VALUE
Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:
Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
The Company used the following methods and significant assumptions to estimate the fair value of each type of asset and liability:
Securities available for sale: The fair value of securities available for sale is determined using pricing models that vary based on asset class and include available trade, bid, and other market information or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2).
Derivatives: The fair value of derivatives is based on valuation models using observable market data as of the measurement date (Level 2).
Impaired loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.
Loan servicing rights: Fair value is based on a valuation model that calculates the present value of estimated future net servicing income (Level 2).
Assets and Liabilities Measured on a Recurring Basis
Assets and liabilities measured at fair value on a recurring basis are summarized below:

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2009
USING SIGNIFICANT OTHER OBSERVABLE INPUTS
(LEVEL 2)
Assets:
Securities available for sale:
Issued by U.S. government-sponsored agencies:
Mortgage-backed securities — residential	$5,561
Collateralized mortgage obligations	14,030
Collateralized mortgage obligations issued by private issuers	1,650

Total securities available for sale	$21,241

Yield maintenance provisions (embedded derivatives)	$480

Liabilities:
Interest-rate swaps	$480

page 42   |     CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT

NOTE 4 — FAIR VALUE (CONTINUED)

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2008
USING SIGNIFICANT OTHER OBSERVABLE INPUTS
(LEVEL 2)
Assets:
Securities available for sale:
Issued by U.S. government-sponsored agencies:
Mortgage-backed securities — residential	$6,922
Collateralized mortgage obligations	16,628

Total securities available for sale	$23,550

Yield maintenance provisions (embedded derivatives)	$929

Liabilities:
Interest-rate swaps	$929

Assets Measured on a Non-Recurring Basis
Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

	FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2009 USING:
	SIGNIFICANT OTHER OBSERVABLE INPUTS	SIGNIFICANT UNOBSERVABLE INPUTS
	(LEVEL 2)	(LEVEL 3)
Loan servicing rights	$16	$—
Impaired loans	—	6,757

	FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2008 USING:
	SIGNIFICANT OTHER OBSERVABLE INPUTS	SIGNIFICANT UNOBSERVABLE INPUTS
	(LEVEL 2)	(LEVEL 3)
Loan servicing rights	$52	$—
Impaired loans	—	1,743
The following represent impairment charges recognized during 2009:
Impaired loan servicing rights, which are carried at fair value, were carried at $16, which was made up of the amortized cost of $20, net of a valuation allowance of $4 at December 31, 2009. Impaired loan servicing rights were carried at their fair value of $52, which was made up of the amortized cost of $60, net of a valuation allowance of $8 at December 31, 2008. Decreases in the valuation allowance were $4 and $3 in 2009 and 2008.
Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $8,790, with a valuation allowance of $2,033 at December 31, 2009, resulting in an additional provision for loan losses of $1,519 for the year ended December 31, 2009. Impaired loans had a carrying amount of $2,257, with a valuation allowance of $514 at December 31, 2008, resulting in an additional provision for loan losses of $514 for the year ended December 31, 2008.
CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT     |    page 43

NOTE 4 — FAIR VALUE (CONTINUED)
Fair Value of Financial Instruments
Carrying amount and estimated fair values of financial instruments at year-end were as follows:

	2009		2008
	CARRYING	FAIR	CARRYING	FAIR
	AMOUNT	VALUE	AMOUNT	VALUE

Financial assets
Cash and cash equivalents	$2,973	$2,973	$4,177	$4,177
Securities available for sale	21,241	21,241	23,550	23,550
Loans held for sale	1,775	1,804	284	287
Loans, net	231,105	232,595	233,922	239,399
FHLB stock	1,942	n/a	2,109	n/a
Accrued interest receivable	984	984	1,100	1,100
Yield maintenance provisions (embedded derivatives)	480	480	929	929

Financial liabilities
Deposits	$(211,088)	$(212,306)	$(207,647)	$(210,052)
FHLB advances	(32,007)	(32,443)	(29,050)	(29,531)
Subordinated debentures	(5,155)	n/a	(5,155)	n/a
Accrued interest payable	(160)	(160)	(301)	(301)
Interest-rate swaps	(480)	(480)	(929)	(929)
The methods and assumptions used to estimate fair value are described as follows.
Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. The methods for determining the fair values for securities were described previously. Fair value of loans held for sale is based on binding quotes from third party investors. For fixed rate loans or deposits and for variable rate loans with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of FHLB advances are based on current rates for similar financing. It was not practicable to determine the fair value of subordinated debentures because there is no active market for this debt. It was not practicable to determine the fair value of FHLB stock due to restrictions placed on its transferability. The method for determining the fair values for derivatives (interest-rate swaps and yield maintenance provisions) was described previously. The fair value of off-balance-sheet items is not considered material.
page 44   |     CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT

NOTE 5 — LOAN SERVICING
Mortgage loans serviced for others are not reported as assets. The principal balances of these loans at year-end were as follows:

	2009	2008
Mortgage loans serviced for Freddie Mac	$19,280	$22,120

Custodial escrow balances maintained in connection with serviced loans were $272 and $322 at year-end 2009 and 2008.
Activity for mortgage servicing rights and the related valuation allowance follows:

	2009	2008	2007

Servicing rights, net of valuation allowance:
Beginning of year	$112	$157	$201
Additions	5	—	—
Amortized to expense	(33)	(42)	(46)
Change in valuation allowance	4	(3)	2

End of year	$88	$112	$157

Valuation allowance:
Beginning of year	$8	$5	$7
Additions expensed	—	3	—
Reductions credited to operations	(4)	—	(2)

End of year	$4	$8	$5

The fair value of capitalized mortgage servicing rights was $131 and $137 at year-end 2009 and 2008. Fair value at year-end 2009 was determined using a 9% discount rate and prepayment speeds ranging from 170% to 379% depending on the stratification of the specific right. Fair value at year-end 2008 was determined using a 9% discount rate and prepayment speeds ranging from 187% to 660%, depending on the stratification of the specific right.
The weighted average amortization period is 3.8 years.
CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT     |   page 45

NOTE 6 — PREMISES AND EQUIPMENT
Year-end premises and equipment were as follows:

	2009	2008

Land and land improvements	$2,381	$1,995
Buildings	5,367	3,551
Furniture, fixtures and equipment	3,031	3,024
Leasehold improvements	417	434

	11,196	9,004
Less: accumulated depreciation	(4,193)	(3,758)

	$7,003	$5,246

The Company leases certain office properties. Rent expense was $212, $239, and $365 for 2009, 2008 and 2007.
The Company was a one-third owner of Smith Ghent LLC, an Ohio limited liability company that owns and manages the office building at 2923 Smith Road, Fairlawn, Ohio 44333, where the Company’s headquarters and CFBank’s Fairlawn office are located. In October 2009, the Company purchased the remaining two-thirds interest, making Smith Ghent LLC a wholly owned subsidiary of the Company. The Company entered into a 10 year lease with Smith Ghent LLC in March 2004 that provided for monthly payments of $11, increasing 2% annually for the life of the lease through March 2014. During 2008, the lease was amended for additional office space and provided for additional monthly payments of $3 through June 30, 2009, at which time the monthly payment continued on a month-to-month basis. Since the purchase of the remaining two-thirds interest in Smith Ghent LLC, both rent expense paid by CFBank and rental income to Smith Ghent LLC are eliminated in consolidation. Total rent expense under this operating lease, as amended, and common area maintenance costs, was $212, $239, and $187 in 2009, 2008 and 2007.
Reserve Mortgage Services, Inc. (Reserve) was acquired by the Company in 2004. The former President of Reserve was a 100% owner of a company that owned and managed the office building at 1730 Akron-Peninsula Road, Akron, Ohio where CFBank’s mortgage services office was located. Lease agreements were for 5 year terms expiring at various times from May 2007 through December 2009, and called for monthly rental payments of $7, increasing 3% annually for the lives of the respective leases. In 2007, CFBank’s mortgage services operations were moved to the Fairlawn office and a $100 lease termination expense was paid in settlement of the remaining future lease obligations. Total rent expense was $148, including the $100 lease termination expense in 2007.
NOTE 7 — DEPOSITS
Time deposits of $100 or more were $52,555 and $45,560 at year-end 2009 and 2008.
Scheduled maturities of time deposits for the next five years were as follows:

2010	$93,514
2011	14,736
2012	2,368
2013	837
2014	479
Thereafter	499

Total	$112,433

Time deposits included $45,861 and $67,238 in brokered deposits at year-end 2009 and 2008.
page 46   |     CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT

NOTE 8 — FEDERAL HOME LOAN BANK ADVANCES
At year end, long-term advances from the FHLB were as follows:

	Rate	2009	2008
Fixed-rate advances
Maturing February 2009	5.18%	$—	$2,200
Maturing June 2009	5.60%	—	5,000
Maturing September 2009	2.48%	—	3,000
Maturing October 2009	4.45%	—	1,000
Maturing January 2010	3.19%	5,000	5,000
Maturing March 2010	4.96%	1,000	1,000
Maturing March 2011	1.90%	2,200	—
Maturing April 2011	2.88%	3,000	3,000
Maturing July 2011	3.85%	3,000	3,000
Maturing April 2012	2.30%	5,000	—
Maturing June 2012	2.05%	742	—
Maturing January 2014	3.12%	5,000	—
Maturing May 2014	3.06%	5,000	—

Total		$29,942	$23,200

Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances.
The advances were collateralized as follows:

	2009	2008
First mortgage loans under a blanket lien arrangement	$25,053	$26,285
Second mortgages	938	462
Multi-family mortgage loans	12,703	17,421
Home equity lines of credit	13,331	19,271
Commercial real estate loans	62,313	61,818
Securities	11,045	13,508

Total	$125,383	$138,765

Based on this collateral and CFBank’s holdings of FHLB stock, CFBank is eligible to borrow up to a total of $39,727 at year-end 2009. CFBank’s borrowing capacity decreased from $62,364 at December 31, 2008 primarily due to deterioration in the credit performance of CFBank’s loan portfolio, which resulted in an increase in collateral maintenance requirements by the FHLB.
Payments over the next five years are as follows:

2010	$8,065
2011	8,200
2012	5,742
2014	10,000

Total	$32,007

CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT     |   page 47

NOTE 9 — OTHER BORROWINGS
CFBank has lines of credit with two commercial banks totaling $8.0 million. At year-end 2009 and 2008, there was no outstanding balance on these lines of credit. Interest on these lines accrue daily and is variable based on the federal funds rate, and the prime rate as published in the Wall Street Journal.

	2009	2008	2007
Commercial bank lines of credit
Average daily balance during the year	$—	$2	$4
Average interest rate during the year	1.67%	2.71%	5.67%
Maximum month-end balance during the year	$—	$—	$373
Weighted average interest rate at year-end	2.00%	2.00%	4.88%
At year-end 2009, CFBank had borrowing capacity with the Federal Reserve Bank totaling $12,129, and there was no outstanding balance. Commercial loans, totaling $18,407, and commercial real estate loans, totaling $254, were pledged as collateral with the Federal Reserve Bank at year-end 2009.
NOTE 10 — SUBORDINATED DEBENTURES
In December 2003, Central Federal Capital Trust I, a trust formed by the Company, closed a pooled private offering of 5,000 trust preferred securities with a liquidation amount of $1 per security. The Company issued $5,155 of subordinated debentures to the trust in exchange for ownership of all of the common security of the trust and the proceeds of the preferred securities sold by the trust. The Company is not considered the primary beneficiary of this trust (variable interest entity), therefore the trust is not consolidated in the Company’s financial statements, but rather the subordinated debentures are shown as a liability. The Company’s investment in the common stock of the trust was $155 and is included in other assets.
The Company may redeem the subordinated debentures, in whole or in part, in a principal amount with integral multiples of $1, on or after December 30, 2008 at 100% of the principal amount, plus accrued and unpaid interest. The subordinated debentures mature on December 30, 2033. The subordinated debentures are also redeemable in whole or in part from time to time, upon the occurrence of specific events defined within the trust indenture. The Company has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years. There are no required principal payments on the subordinated debentures over the next five years.
The trust preferred securities and subordinated debentures have a variable rate of interest, reset quarterly, equal to the three-month London Interbank Offered Rate plus 2.85%. The total rate in effect was 3.10% at year-end 2009 and 4.32% at year-end 2008.
NOTE 11 — BENEFIT PLANS
Multi-employer pension plan: The Company participates in a multi-employer contributory trusteed pension plan. The retirement benefits to be provided by the plan were frozen as of June 30, 2003 and future employee participation in the plan was stopped. The plan was maintained for all eligible employees and the benefits were funded as accrued. The cost of funding was charged directly to operations. The unfunded liability at June 30, 2009 totaled $232 and at June 30, 2008 was $365. The Company’s contribution for the plan years ending June 30, 2010, June 30, 2009 and June 30, 2008, totaled $120, $204 and $124.
401(k) Plan: A 401(k) plan allows employee contributions up to the maximum amount allowable under federal tax regulations, which are matched in an amount equal to 25% of the first 8% of the compensation contributed. Expense for 2009, 2008 and 2007 was $40, $38 and $41.
Salary Continuation Agreement: In 2004, CFBank initiated a nonqualified salary continuation agreement for the former Chairman Emeritus. Benefits provided under the plan are unfunded, and payments are made by CFBank. Under the plan, CFBank pays him, or his beneficiary, a benefit of $25 annually for 20 years, beginning 6 months after his retirement date, which was February 28, 2008. The expense related to this plan totaled $17, $24 and $92 in 2009, 2008 and 2007. The accrual is included in accrued interest payable and other liabilities in the consolidated balance sheets and totaled $267 at year-end 2009 and $275 at year-end 2008.
Life Insurance Benefits: CFBank entered into agreements with certain employees, former employees and directors to provide life insurance benefits which are funded through life insurance policies purchased and owned by CFBank. The expense related to these benefits totaled $6, $16 and $22 in 2009, 2008 and 2007. The accrual for CFBank’s obligation under these agreements is included in accrued interest payable and other liabilities in the consolidated balance sheets and totaled $172 at year-end 2009 and $166 at year-end 2008.
page 48   |     CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT

NOTE 12 — INCOME TAXES
Income tax expense (benefit) was as follows:

	2009	2008	2007
Current federal	$(201)	$(53)	$(2)
Deferred federal	1,778	314	(61)

Total	$1,577	$261	$(63)

Effective tax rates differ from federal statutory rate of 34% applied to income (loss) before income taxes due to the following:

	2009	2008	2007
Federal statutory rate times financial statement income (loss)	$(2,827)	$335	$(27)
Effect of:
Bank owned life insurance income	(43)	(42)	(42)
Increase in deferred tax valuation allowance	4,312	—	—
Other	135	(32)	6

	$1,577	$261	$(63)

Effective tax rate	-19.0%	26.5%	78.8%

Year-end deferred tax assets and liabilities were due to the following:

	2009	2008
Deferred tax assets:
Allowance for loan losses	$1,732	$848
Deferred loan fees	94	40
Post-retirement death benefits	58	57
Deferred compensation	91	93
Other deferred income	74	—
Tax mark-to-market adjustments on securities and loans held for sale	312	181
Accrued stock awards	44	65
Net operating loss	2,615	986
Other	127	72

	5,147	2,342

Deferred tax liabilities:
Depreciation	85	51
FHLB stock dividend	366	400
Mortgage servicing rights	30	38
Prepaid expenses	53	52
Unrealized gain on securities available for sale	301	180
Other	—	23
Deferred tax valuation allowance	4,312	—

	5,147	744

Net deferred tax asset	$—	$1,598

A valuation allowance of $4,312 was recorded in 2009 to reduce the carrying amount of the Company’s net deferred tax asset to zero.
At year-end 2009, the Company had net operating loss carryforwards of approximately $7,692 which expire at various dates from 2024 to 2029.
CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT     |   page 49

NOTE 12 — INCOME TAXES (CONTINUED)
Federal income tax laws provided additional bad debt deductions through 1987, totaling $2,250. Accounting standards do not require a deferred tax liability to be recorded on this amount, which otherwise would total $765 at year-end 2009. If CFBank were liquidated or otherwise ceases to be a bank or if tax laws were to change, this amount would be expensed.
At December 31, 2009 and 2008, the Company had no unrecognized tax benefits recorded. The Company does not expect the amount of unrecognized tax benefits to significantly change within the next twelve months.
The Company is subject to U.S. federal income tax and is no longer subject to federal examination for years prior to 2006.
NOTE 13 — RELATED PARTY TRANSACTIONS
Loans to principal officers, directors and their affiliates during 2009 were as follows:

Beginning balance	$2,787
Repayments	(485)

Ending balance	$2,302

Deposits from principal officers, directors and their affiliates at year-end 2009 and 2008 were $1,346 and $1,255.
NOTE 14 — STOCK-BASED COMPENSATION
The Company has three stock-based compensation plans (the Plans) as described below. Total compensation cost that has been charged against income for the Plans was $81, $149, and $167 for 2009, 2008 and 2007, respectively. The total income tax benefit was $19, $44, and $52, respectively.
The Plans, which are stockholder-approved, provide for stock option grants and restricted stock awards to directors, officers and employees. The 1999 Stock-Based Incentive Plan, which expired July 13, 2009, provided 193,887 shares for stock option grants and 77,554 shares for restricted stock awards. The 2003 Equity Compensation Plan (2003 Plan) as amended and restated, provided an aggregate of 500,000 shares for stock option grants and restricted stock awards, of which up to 150,000 shares could be awarded in the form of restricted stock awards. The 2009 Equity Compensation Plan, which was approved by stockholders on May 21, 2009, replaced the 2003 Plan and provides 1,000,000 shares, plus any remaining shares available to grant or that are later forfeited or expire under the 2003 Plan, that may be issued as stock option grants, stock appreciation rights or restricted stock awards.
Stock Options
The Plans permit the grant of stock options to directors, officers and employees for up to 1,693,887 shares of common stock. Option awards are granted with an exercise price equal to the market price of the Company’s common stock on the date of grant, generally have vesting periods ranging from one to five years, and are exercisable for ten years from the date of grant.
The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company’s common stock. The Company uses historical data to estimate option exercise and post-vesting termination behavior. Employee and management options are tracked separately. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.
The fair value of options granted was determined using the following weighted-average assumptions as of grant date.

	2009	2008	2007
Risk-free interest rate	1.64%	2.64%	4.61%
Expected term (years)	7	6	6
Expected stock price volatility	27%	24%	22%
Dividend yield	3.63%	5.82%	4.66%
page 50   |     CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT

NOTE 14 — STOCK-BASED COMPENSATION (CONTINUED)
A summary of stock option activity in the Plans for 2009 follows:

			WEIGHTED
			AVERAGE
		WEIGHTED	REMAINING
		AVERAGE EXERCISE	CONTRACTUAL
	SHARES	PRICE	TERM (YEARS)	INTRINSIC VALUE
Outstanding at beginning of year	416,377	$8.47
Granted	800	2.75
Exercised	—	—
Forfeited or expired	(106,816)	10.10

Outstanding at end of year	310,361	$7.89	6.4	$—

Exercisable at end of year	217,906	$9.66	5.5	$—

Information related to the stock option Plans during each year follows. There were no stock options exercised in 2009, 2008 or 2007.

	2009	2008	2007
Weighted average fair value of options granted	$.49	$.40	$.99

As of December 31, 2009, there was $14 of total unrecognized compensation cost related to nonvested stock options granted under the Plans. The cost is expected to be recognized over a weighted-average period of 1.2 years. Substantially all of the 92,455 nonvested stock options at December 31, 2009 are expected to vest.
Restricted Stock Awards
The Plans permit the grant of restricted stock awards to directors, officers and employees. Compensation is recognized over the vesting period of the awards based on the fair value of the stock at grant date. The fair value of the stock was determined using the closing share price on the date of grant and shares have vesting periods ranging from one to five years. There were 1,092,788 shares available to be issued under the Plans at December 31, 2009. There were no shares issued in 2009, 32,875 shares issued in 2008 and 18,250 shares issued in 2007.
A summary of changes in the Company’s nonvested restricted shares for the year follows:

		WEIGHTED AVERAGE
NONVESTED SHARES	SHARES	GRANT-DATE FAIR VALUE
Nonvested at January 1, 2009	49,583	$5.72
Granted	—	—
Vested	(18,900)	6.04
Forfeited	(1,950)	7.96

Nonvested at December 31, 2009	28,733	$5.35

As of December 31, 2009, there was $23 of total unrecognized compensation cost related to nonvested shares granted under the Plans. The cost is expected to be recognized over a weighted-average period of .9 years. The total fair value of shares vested during the years ended December 31, 2009, 2008 and 2007 was $56, $66 and $106, respectively.
CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT     |   page 51

NOTE 15 — PREFERRED STOCK
On December 5, 2008, in connection with the TARP Capital Purchase Program, established as part of the Emergency Economic Stabilization Act of 2008, the Company issued to the U.S. Treasury 7,225 shares of Central Federal Corporation Fixed Rate Cumulative Perpetual Preferred Stock, Series A (Preferred Stock) for $7,225. The Preferred Stock initially pays quarterly dividends at a five percent annual rate, which increases to nine percent after February 14, 2013, on a liquidation preference of $1,000 per share.
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
As a recipient of funding under the TARP Capital Purchase Program, the Company must comply with the executive compensation and corporate governance standards imposed by the American Recovery and Reinvestment Act of 2009 for as long as the U.S. Treasury holds the above securities.
Following is information on preferred stock and the unearned discount on preferred stock at year-end 2009 and 2008. The unearned discount is being accreted over 5 years using the level-yield method.

	2009	2008
Series A Preferred Stock	$7,225	$7,225
Unearned discount on preferred stock	(204)	(236)

Total preferred stock	$7,021	$6,989

NOTE 16 — COMMON STOCK WARRANT
In connection with the issuance of the Preferred Stock, the Company also issued to the U.S. Treasury a warrant to purchase 336,568 shares of the Company’s common stock at an exercise price of $3.22 per share, which would represent an aggregate investment, if exercised for cash, of approximately $1.1 million in Company common stock. The exercise price may be paid either by withholding a number of shares of common stock issuable upon exercise of the warrant equal to the value of the aggregate exercise price of the warrant, determined by reference to the market price of the Company’s common stock on the trading day on which the warrant is exercised or, if agreed to by the Company and the warrant holder, by the payment of cash equal to the aggregate exercise price. The warrant may be exercised any time before December 5, 2018.
page 52   |     CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT

NOTE 17 — REGULATORY CAPITAL MATTERS
CFBank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. Management believes as of December 31, 2009, CFBank meets all capital adequacy requirements to which it is subject.
Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2009 and 2008, the most recent regulatory notifications categorized CFBank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.
Actual and required capital amounts and ratios are presented below at year end.

					TO BE WELL CAPITALIZED
			FOR CAPITAL		UNDER PROMPT CORRECTIVE
	ACTUAL		ADEQUACY PURPOSES		ACTION REGULATIONS
	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO

2009
Total Capital to risk weighted assets	$26,978	11.7%	$18,417	8.0%	$23,021	10.0%
Tier 1 (Core) Capital to risk weighted assets	24,073	10.5%	9,208	4.0%	13,813	6.0%
Tier 1 (Core) Capital to adjusted total assets	24,073	8.9%	10,850	4.0%	13,563	5.0%
Tangible Capital to adjusted total assets	24,073	8.9%	4,069	1.5%	N/A	N/A

2008
Total Capital to risk weighted assets	$27,737	11.6%	$19,163	8.0%	$23,954	10.0%
Tier 1 (Core) Capital to risk weighted assets	25,168	10.5%	9,582	4.0%	14,372	6.0%
Tier 1 (Core) Capital to adjusted total assets	25,168	9.2%	10,988	4.0%	13,735	5.0%
Tangible Capital to adjusted total assets	25,168	9.2%	4,120	1.5%	N/A	N/A
The Qualified Thrift Lender test requires at least 65% of assets be maintained in housing-related finance and other specified areas. If this test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or CFBank must convert to a commercial bank charter. Management believes that this test is met.
CFBank converted from a mutual to a stock institution in 1998, and a “liquidation account” was established at $14,300, which was net worth reported in the conversion prospectus. The liquidation account represents a calculated amount for the purposes described below, and it does not represent actual funds included in the consolidated financial statements of the Company. Eligible depositors who have maintained their accounts, less annual reductions to the extent they have reduced their deposits, would receive a distribution from this account if CFBank liquidated. Dividends may not reduce CFBank’s shareholder’s equity below the required liquidation account balance.
Dividend Restrictions: The Holding Company’s principal source of funds for dividend payments is dividends received from CFBank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year’s net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above. During 2010, CFBank must have approval prior to any dividend payments. See Note 15 — Preferred Stock for a description of restrictions on the payment of dividends on the Company’s common stock.
CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT     |   page 53

NOTE 18 — DERIVATIVE INSTRUMENTS
CFBank utilizes interest-rate swaps as part of its asset liability management strategy to help manage its interest rate risk position, and does not use derivatives for trading purposes. The notional amount of the interest-rate swaps does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest-rate swap agreements. CFBank was party to interest-rate swaps with a combined notional amount of $7,987 at December 31, 2009 and $4,544 at December 31, 2008.
The objective of the interest-rate swaps is to protect the related fixed rate commercial real estate loans from changes in fair value due to changes in interest rates. CFBank has a program whereby it lends to its borrowers at a fixed rate with the loan agreement containing a two-way yield maintenance provision, which will be invoked in the event of prepayment of the loan, and is expected to exactly offset the fair value of unwinding the swap. The yield maintenance provision represents an embedded derivative which is bifurcated from the host loan contract and, as such, the swaps and embedded derivatives are not designated as hedges. Accordingly, both instruments are carried at fair value and changes in fair value are reported in current period earnings. CFBank currently does not have any derivatives designated as hedges. The fair value of the yield maintenance provisions and interest-rate swaps is recorded in other assets and other liabilities, respectively, in the consolidated balance sheet. Changes in the fair value of the yield maintenance provisions and interest-rate swaps are reported currently in earnings, as other noninterest income or other noninterest expense, in the consolidated statements of operations. The cash flows on the yield maintenance provisions and interest-rate swaps are reflected in cash flows from operations.
Contingent Features: The counterparty to CFBank’s interest-rate swaps is exposed to credit risk whenever the interest-rate swaps are in a liability position. At year-end 2009, CFBank has $1,010 in securities posted as collateral for these derivatives. Should the liability increase, CFBank will be required to post additional collateral. Additionally, CFBank’s interest-rate swap instruments contain provisions that require CFBank to remain well capitalized under regulatory capital standards. CFBank was well capitalized at December 31, 2009. If CFBank’s capital would fall below well-capitalized levels, the counterparty to the interest-rate swap instruments could request immediate payment. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position on December 31, 2009 totaled $480 and is reflected in other liabilities in the consolidated balance sheet.
Summary information about the derivative instruments is as follows:

	2009	2008
Notional amount	$7,987	$4,544
Weighted average pay rate on interest-rate swaps	4.09%	5.11%
Weighted average receive rate on interest-rate swaps	0.24%	1.19%
Weighted average maturity (years)	7.9	8.7
Fair value of interest-rate swaps	$(480)	$(929)
Fair value of yield maintenance provisions	$480	$929
The following tables set forth the fair value of derivative instruments at December 31, 2009 and December 31, 2008.
Fair values of asset derivative instruments

	2009		2008
	BALANCE SHEET		BALANCE SHEET
	LOCATION	FAIR VALUE	LOCATION	FAIR VALUE
Derivatives not designated as hedging instruments
Yield maintenance provisions (embedded derivatives)	Other assets	$480	Other assets	$929
Total asset derivatives		$480		$929
page 54   |     CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT

NOTE 18 — DERIVATIVE INSTRUMENTS (CONTINUED)
Fair values of liability derivative instruments

	2009		2008
	BALANCE SHEET		BALANCE SHEET
	LOCATION	FAIR VALUE	LOCATION	FAIR VALUE

Derivatives not designated as hedging instruments
Interest-rate swaps	Other liabilities	$480	Other liabilities	$929

Total liability derivatives		$480		$929

The following table sets forth the gain (loss) recognized in income for years ended December 31, 2009 and 2008.

	LOCATION OF GAIN (LOSS)
	RECOGNIZED IN INCOME ON
	DERIVATIVES	2009	2008

Derivatives not designated as hedging instruments
Yield maintenance provisions (embedded derivatives)	Other noninterest income	$(449)	$772
Interest-rate swaps	Other noninterest income	449	(772)

Total		$—	$—

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
The contractual amounts of financial instruments with off-balance-sheet risk at year end were as follows.

	2009		2008
	FIXED RATE	VARIABLE RATE	FIXED RATE	VARIABLE RATE
Commitments to make loans	$4,727	$3,583	$3,003	$2,110
Unused lines of credit	76	32,735	76	23,939
Standby letters of credit	128	—	68	—
Commitments to make loans are generally made for periods of 60 days or less, except for construction loan commitments, which are typically for a period of one year, and loans under a specific drawdown schedule, which are based on the individual contracts. The fixed rate loan commitments had interest rates ranging from 4.00% to 7.75% and maturities ranging from 2 months to 30 years at December 31, 2009. The fixed rate loan commitments had interest rates ranging from 3.20% to 8.25% and maturities ranging from 12 months to 30 years at December 31, 2008.
CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT     |   page 55

NOTE 20 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
Condensed financial information of Central Federal Corporation follows:
CONDENSED BALANCE SHEETS

	DECEMBER 31,
(DOLLARS IN THOUSANDS)	2009	2008

Assets
Cash and cash equivalents	$1,807	$10,365
Investment in banking subsidiary	24,786	26,272
Investment in and advances to other subsidiaries	1,863	1,004
Other assets	2	873

Total assets	$28,458	$38,514

Liabilities and Equity
Subordinated debentures	$5,155	$5,155
Accrued expenses and other liabilities	76	284
Stockholders’ equity	23,227	33,075

Total liabilities and stockholders’ equity	$28,458	$38,514

CONDENSED STATEMENTS OF OPERATIONS

	YEARS ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS)	2009	2008	2007
Interest income	$20	$—	$—
Other income	208	—	—
Interest expense	196	334	426
Other expense	425	366	328

Loss before income tax and undistributed subsidiaries’ operations	(393)	(700)	(754)
Income tax (expense) benefit	(346)	261	247
Effect of subsidiaries’ operations	(9,152)	1,162	490

Net income (loss)	$(9,891)	$723	$(17)

page 56   |     CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT

NOTE 20 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)
CONDENSED STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS)	2009	2008	2007

Cash flows from operating activities
Net income (loss)	$(9,891)	$723	$(17)
Adjustments:
Effect of subsidiaries’ operations	9,152	(1,162)	(490)
Net gain on acquisition	(208)	—	—
Stock-based compensation expense	2	—	—
Change in other assets and other liabilities	848	(20)	91

Net cash from operating activities	(97)	(459)	(416)

Cash flows from investing activities
Investments in banking subsidiary	(7,225)	—	—
Investments in other subsidiaries	(677)	(12)	(525)

Net cash from investing activities	(7,902)	(12)	(525)

Cash flows from financing activities
Proceeds from issuance of preferred stock and common stock warrant	—	7,203	—
Costs associated with issuance of preferred stock	(13)	—	—
Purchase of treasury stock	—	(1,632)	(830)
Dividends paid	(546)	(860)	(1,402)

Net cash from financing activities	(559)	4,711	(2,232)

Net change in cash and cash equivalents	(8,558)	4,240	(3,173)
Beginning cash and cash equivalents	10,365	6,125	9,298

Ending cash and cash equivalents	$1,807	$10,365	$6,125

CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT     |   page 57

NOTE 21 — EARNINGS (LOSS) PER COMMON SHARE
The factors used in the earnings (loss) per common share computation follow.

(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	2009	2008	2007

Basic
Net income (loss)	$(9,891)	$723	$(17)
Less: Preferred dividends and accretion of discount on preferred stock	(407)	(29)	—
Less: Net (income) loss allocated to unvested share-based payment awards	27	(4)	—

Net income (loss) allocated to common stockholders	$(10,271)	$690	$(17)

Weighted average common shares outstanding	4,088,904	4,200,504	4,467,750

Basic earnings (loss) per common share	$(2.51)	$0.16	$—

Diluted
Net income (loss) allocated to common stockholders	$(10,271)	$690	$(17)

Weighted average common shares outstanding for basic earnings (loss) per common share	4,088,904	4,200,504	4,467,750
Add: Dilutive effects of assumed exercises of stock options	—	1,185	—
Add: Dilutive effects of assumed exercise of stock warrant	—	381	—

Average shares and dilutive potential common shares	4,088,904	4,202,070	4,467,750

Diluted income (loss) per common share	$(2.51)	$0.16	$—

The following potential average common shares were anti-dilutive and not considered in computing diluted earnings (loss) per common share because, with respect to the years ended December 31, 2009 and 2007, the Company had a loss from continuing operations and, with respect to the year ended December 31, 2008, the exercise price of the options was greater than the average stock price for the period.

	2009	2008	2007
Stock options	310,361	322,258	292,730
Stock warrant	336,568	—	—
page 58   |     CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT

NOTE 22 — OTHER COMPREHENSIVE INCOME
Other comprehensive income components and related tax effects were as follows:

	2009	2008	2007
Unrealized holding gains on securities available for sale	$354	$300	$322
Reclassification adjustment for gains realized in income	—	(54)	—

Net unrealized gains	354	246	322
Tax effect	—	(83)	(110)

Net of tax amount	$354	$163	$212

The following is a summary of the accumulated other comprehensive income balances, net of tax:

	BALANCE AT	CURRENT PERIOD	BALANCE AT
	DECEMBER 31, 2008	CHANGE	DECEMBER 31, 2009
Unrealized gains (losses) on securities available for sale	$350	$354	$704

NOTE 23 — SEGMENT INFORMATION
From 2005 through 2007, internal financial information was primarily reported and aggregated in two lines of business, banking and mortgage banking. Beginning in 2008, mortgage banking activities were considered to be part of banking activities due to the level of mortgage banking activities’ contribution to the Company’s overall performance.
The reportable segments for 2007 were determined by the products and services offered, primarily distinguished between banking and mortgage banking operations. Commercial and consumer loans, securities, deposits and servicing fees provided the revenues in the banking operation, and single-family residential mortgage loan sales provided the revenues in mortgage banking. All operations are domestic.
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

CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT     |   page 59

NOTE 24 — ARBITRATION LOSS
The former President of Reserve filed for arbitration against CFBank for breach of his employment agreement and in September 2007 was awarded $662 plus 5,000 options to purchase Company stock. CFBank paid the award and the Company granted the options. CFBank was reimbursed by its insurance provider for $36 in legal fees that were part of the award. The arbitration loss of $641 (net of the insurance proceeds), which included $15 in payroll taxes related to the award, was included in salaries and employee benefits expense in the consolidated statement of operations.
NOTE 25 — LOSS CONTINGENCY
CFBank investigated unusual return item activity involving deposit accounts for a third party payment processor from December 2008 through June 2009. The investigation is complete and the matter was resolved. No losses were incurred.
page 60   |     CENTRAL FEDERAL CORPORATION 2009 ANNUAL REPORT

BOARD OF DIRECTORS AND OFFICERS

CENTRAL FEDERAL
CORPORATION AND	CENTRAL FEDERAL	CFBANK COLUMBUS		CFBANK COLUMBIANA
CFBANK BOARD OF	CORPORATION	DEVELOPMENT	CFBANK EXECUTIVE	REGION DEVELOPMENT
DIRECTORS	OFFICERS	BOARD	OFFICERS	BOARD
Mark S. Allio
Chairman, President & Chief
Executive Officer,
Central Federal Corporation
Chairman & Chief Executive
Officer, CFBank

Jeffrey W. Aldrich
Former President
Sterling China Co.

Thomas P. Ash
Director of Governmental
Relations
Buckeye Association of
School Administrators

William R. Downing
President
R.H. Downing Inc.

Gerry W. Grace
Former President
Grace Services, Inc.

Jerry F. Whitmer, Esq.
Of Counsel
Brouse McDowell
Mark S. Allio
Chairman, President & Chief
Executive Officer

Eloise L. Mackus, Esq.
Executive Vice President,
General Counsel & Secretary

Therese A. Liutkus, CPA
Treasurer & Chief Financial
Officer

Laura L. Martin
Assistant Secretary
Lou J. Briggs
Former President Pro Tem
Worthington City Council

James J. Chester
Partner, Chester Willcox and
Saxbe, LLP

Douglas S. Morgan
Attorney
Hahn Loeser

David L. Royer
Continental Real Estate
Companies

Joseph Robertson, IV
Managing Director
RBC Capital Markets

Brenda K. Stier-Anstine
President
Marketing Works

Roland Tokarski
President
Quandel Group

Steven J. Yakubov
Interventional Cardiologist
Riverside Methodist Hospital	Mark S. Allio
Chairman & Chief Executive
Officer

Raymond E. Heh
President & Chief Operating
Officer

Eloise L. Mackus, Esq.
Executive Vice President,
General Counsel & Secretary

Therese A. Liutkus, CPA
Treasurer & Chief Financial
Officer

William R. Reed
Senior Credit Officer	Nicholas T. Amato
Attorney
Amato Law Office

Vicki M. Holden
Executive Director
CrossRoads

D. Terrence O’Hara
President
W.C. Bunting

James J. Sabatini II
Trustee
St. Clair Township
Co-Owner
Sabatini Shoes

Diana M. Spencer
Vice President,
Columbiana Region
CFBank

Joseph J. Surace
Mayor
Village of Wellsville

Penny J. Traina
Commissioner
Columbiana County
CFBANK OFFICE LOCATIONS

CALCUTTA, OHIO	FAIRLAWN, OHIO	WELLSVILLE, OHIO	WORTHINGON, OHIO
49028 Foulks Drive	2923 Smith Road	601 Main Street	7000 North High Street
Calcutta, Ohio 43920	Fairlawn, Ohio 44333	Wellsville, Ohio 43968	Worthington, Ohio 43085
330-385-4323	330-666-7979	330-532-1517	614-334-7979
CORPORATE DATA
ANNUAL REPORT
A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission will be available March 29, 2010 without charge upon written request to:
Therese A. Liutkus, CPA
Treasurer and Chief Financial Officer
Central Federal Corporation
2923 Smith Road
Fairlawn, Ohio 44333
Phone: 330-576-1209
Fax: 330-576-1339
Email: TerriLiutkus@cfbankmail.com
ANNUAL MEETING
The Annual Meeting of Stockholders of Central Federal Corporation will be held at 10 a.m. on Thursday, May 20, 2010 at the Fairlawn Country Club, 200 North Wheaton Road, Fairlawn, Ohio.
STOCKHOLDER SERVICES
Registrar and Transfer Company serves as transfer agent for Central Federal Corporation shares. Communications regarding change of address, transfer of shares or lost certificates should be sent to:
Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
Phone: 800-368-5948

| page 61