Form 10-K, Exhibit 13
period 2010-12-31
CENTRAL FEDERAL CORP
filed 2011-03-30
CIK 1070680

Exhibit 13.1
Annual Report to Security Holders for the Fiscal Year ended December 31, 2010

Table of Contents

2	Message to Stockholders

Management’s Discussion and Analysis of Financial Condition and Results of Operations
6	Selected Financial and Other Data
8	Forward-Looking Statements
8	General
10	Financial Condition
16	Comparison of Results of Operations for 2010 and 2009
19	Comparison of Results of Operations for 2009 and 2008
25	Quantitative and Qualitative Disclosures about Market Risk
26	Liquidity and Capital Resources
28	Impact of Inflation
28	Critical Accounting Policies
29	Market Prices and Dividends Declared

Financial Statements
30	Management’s Report on Internal Control Over Financial Reporting
31	Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements
32	Consolidated Financial Statements
38	Notes to Consolidated Financial Statements

72	Board of Directors And Officers

72	CFBank office Locations

Corporate Data
72	Annual Report
72	Annual Meeting
72	Stockholder Services

Dear Stockholders:
Difficult times do not become better times overnight. This is certainly true for Central Federal Corporation and CFBank, as 2010 was a highly challenging year. While losses for the Company had slowed by the end of the year and we have seen positive signs in our mortgage business, we are not out of the woods yet and, of course, cannot know what 2011 might bring.
As we look at the year that is now behind us, perspective allows us to see June 2010 as the year’s low point. The financial crisis of 2008-2009 and vulnerable loans produced poor results that continue. With a change in management, we were able to begin to correct problems with our commercial loan portfolio and begin to see improving results. During this period we increased CFBank’s residential mortgage business and maintained the Bank’s important relationships with commercial clients. While moving in the right direction, all these things have taken, and will continue to take, time.
A brutal recession was still pounding the nation in June 2010, with unemployment at its peak and credit quality battered for community banks nationwide, when two independent reviews revealed a commercial loan portfolio weakened by, among other things, a continued negative economic environment. With Ohio’s ongoing economic fragility, it is taking time and effort to work our way forward from that point. Since June, however, improvement has taken place in many areas. Although we still operate at a loss, the loss for 2010 was significantly less than it was in 2009. Net loss for the year ended December 31, 2010, was $6.9 million, compared to $9.9 million for 2009, a 31% reduction; and the loss for the fourth quarter was $990,000, compared to a loss of $5.6 million in the quarter ended June 30. Of course, we will never be satisfied reporting losses, and we continue to work toward a return to profitability.
page 2     |

We are lending selectively, to both commercial and residential clients. Our risk-based capital ratios have improved steadily since June 2010, but they are still not to the level they should be. Bringing these ratios to levels that both we and our regulators find satisfactory may require additional capital, and the Board of Directors is looking at available alternatives.
Mortgage Division Has Very Good Year
The residential mortgage area of CFBank had its best year ever, in terms of income, including fees generated, and in quantity of loans originated both for homes purchased and for loans refinanced. From 2009 to 2010, noninterest income increased by 30%, from $1.4 million to $1.8 million. This included a 35% increase in income from the sale of loans, reflecting an increase in volume in our mortgage business.
Our experienced mortgage staff has worked hard to design programs that suit each customer’s situation, creating good quality loans that meet our clients’ needs. Our experience in home lending has taught us that by listening to our clients and understanding their needs and concerns, we can customize loans that enable our clients to achieve their financial goals.
|     page 3

Improvements we have seen in our commercial business reflect intense efforts to work through distressed assets.
Workouts in Commercial Business Continue
Improvements we have seen in our commercial business reflect the intense efforts undertaken to work through distressed assets, including expanding our workout efforts with additional staff. Our workout activities are achieving results, with the portfolio of commercial loans showing improvement during the last half of 2010. The level of criticized and classified assets decreased 12% from June 30, 2010, due to both resolution of distressed assets and a careful approach to new loans.
Strategic Investment in Talent and Experience
We continue to focus on strategic decisions that will improve performance and establish the basis for future success, but Ohio’s economic weakness continues. As we have said before, saving and reducing costs do not on their own lead to prosperity. Investment is also needed.
Nowhere is this truer than with our valued professionals. Tim Fitzwater, for example, joined us to head commercial banking. Tim has more than 36 years of experience and is well known and respected in the banking community. His appointment reaffirmed the strategic mission of CFBank, with its focus on commercial and community banking, our customer base of business borrowers and depositors, and our devotion to local markets.
We also added new management in the areas of workout (Kemper Allison, with more than 20 years of experience) and credit (Keith Anderson, with more than 30 years of experience). We added a mortgage loan underwriter and we are in the process of achieving direct endorsed underwriter status, a designation by the Department of Housing and Urban Development that will allow us to offer loans insured by the Federal Housing Authority.
page 4     |

We have a solid franchise, one on which we believe we can capitalize and expand.
Other new hires include office managers in Fairlawn and Worthington and new credit analysts for commercial loans. We have great confidence in the superb staff in each CFBank office.
Challenges Remain
We have had challenges, both regulatory and economic, which were a direct result of the condition of our asset quality. Until these challenges have been fully resolved, CFBank can expect further regulatory scrutiny. There may be additional adverse consequences resulting from our legacy credit issues. The need for further improvement is critical, but our team has shown the ability to face these challenges. It is important to recognize the hard work by so many of our people to identify and minimize losses we have been facing.
This situation took time to get into, and it will take time to get out. Still, we have a solid franchise, one on which we believe we can capitalize and expand. We will continue to inform you of the challenges facing CFBank and the steps we take to address those challenges. It is vital that we communicate with you on a realistic basis, and we commit that we will.
Sincerely,
Eloise L. Mackus
Chief Executive Officer
|     page 5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Selected Financial and Other Data
The information in the following tables should be read in conjunction with our consolidated financial statements, the related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in this report.
SELECTED FINANCIAL CONDITION DATA:

	AT DECEMBER 31,
(DOLLARS IN THOUSANDS)	2010	2009	2008	2007	2006
Total assets	$275,232	$273,742	$277,781	$279,582	$236,028
Cash and cash equivalents	34,275	2,973	4,177	3,894	5,403
Securities available for sale	28,798	21,241	23,550	28,398	29,326
Loans held for sale	1,953	1,775	284	457	2,000
Loans, net(1)	190,767	232,003	234,924	230,475	184,695
Allowance for loan losses (ALLL)	9,758	7,090	3,119	2,684	2,109
Nonperforming assets	14,566	13,234	2,412	574	297
Foreclosed assets	4,509	—	—	86	—
Other intangible assets	129	169	—	—	—
Deposits	227,381	211,088	207,647	194,308	167,591
FHLB advances	23,942	32,007	29,050	49,450	32,520
Subordinated debentures	5,155	5,155	5,155	5,155	5,155
Total stockholders’ equity	15,989	23,227	33,075	27,379	29,085
SUMMARY OF OPERATIONS:

	FOR THE YEAR ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS)	2010	2009	2008	2007	2006
Total interest income	$12,617	$14,446	$16,637	$17,523	$13,654
Total interest expense	4,183	5,947	7,935	9,795	6,889

Net interest income	8,434	8,499	8,702	7,728	6,765
Provision for loan losses	8,468	9,928	917	539	820

Net interest income (loss) after provision for loan losses	(34)	(1,429)	7,785	7,189	5,945
Noninterest income:
Net gain (loss) on sale of securities	468	—	54	—	(5)
Other	1,326	1,377	894	728	828

Total noninterest income	1,794	1,377	948	728	823
Noninterest expense	8,432	8,262	7,749	7,997	6,849

Income (loss) before income taxes	(6,672)	(8,314)	984	(80)	(81)
Income tax expense (benefit)	198	1,577	261	(63)	(44)

Net income (loss)	$(6,870)	$(9,891)	$723	$(17)	$(37)

Net income (loss) available to common stockholders	$(7,280)	$(10,298)	$694	$(17)	$(37)

(See footnotes on next page.)
page 6     |     CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT

SELECTED FINANCIAL RATIOS AND OTHER DATA:

	AT OR FOR THE YEAR ENDED DECEMBER 31,
	2010	2009	2008	2007	2006

Performance Ratios: (2)
Return on average assets	(2.41%)	(3.45%)	0.26%	(0.01%)	(0.02%)
Return on average equity	(35.52%)	(32.95%)	2.68%	(0.06%)	(0.12%)
Average yield on interest-earning assets (3)	4.76%	5.32%	6.38%	7.23%	6.84%
Average rate paid on interest-bearing liabilities	1.73%	2.50%	3.38%	4.50%	4.00%
Average interest rate spread (4)	3.03%	2.82%	3.00%	2.73%	2.84%
Net interest margin, fully taxable equivalent (5)	3.18%	3.13%	3.34%	3.19%	3.39%
Interest-earning assets to interest-bearing liabilities	109.74%	114.59%	111.33%	111.47%	115.83%
Efficiency ratio (6)	85.98%	83.60%	80.75%	94.57%	90.20%
Noninterest expense to average assets	2.96%	2.88%	2.79%	3.08%	3.20%
Common stock dividend payout ratio	n/m	n/m	125.00%	n/m	n/m

Capital Ratios: (2)
Equity to total assets at end of period	5.81%	8.48%	11.91%	9.79%	12.32%
Average equity to average assets	6.79%	10.47%	9.72%	10.81%	13.89%
Tangible capital ratio (7)	6.59%	8.87%	9.16%	8.48%	9.79%
Core capital ratio (7)	6.59%	8.87%	9.16%	8.48%	9.79%
Total risk-based capital ratio (7)	10.68%	11.72%	11.58%	11.01%	12.55%
Tier 1 risk-based capital ratio (7)	9.41%	10.46%	10.51%	9.89%	11.49%

Asset Quality Ratios: (2)
Nonperforming loans to total loans (8)	5.02%	5.54%	1.01%	0.21%	0.16%
Nonperforming assets to total assets (9)	5.29%	4.83%	0.87%	0.21%	0.13%
Allowance for loan losses to total loans	4.87%	2.97%	1.31%	1.15%	1.13%
Allowance for loan losses to nonperforming loans (8)	97.03%	53.57%	129.31%	550.00%	710.10%
Net charge-offs (recoveries) to average loans	2.63%	2.47%	0.20%	(0.02%)	0.13%

Per Share Data:
Basic earnings (loss) per common share	$(1.77)	$(2.51)	$0.16	$—	$(0.01)
Diluted earnings (loss) per common share	(1.77)	(2.51)	0.16	—	(0.01)
Dividends declared per common share	—	—	0.20	0.28	0.36
Tangible book value per common share at end of period	2.13	3.91	6.36	6.17	6.40

(1)	Loans, net represents the recorded investment in loans net of the ALLL.

(2)	Asset quality ratios and capital ratios are end-of-period ratios. All other ratios are based on average monthly balances during the indicated periods.

(3)	Calculations of yield are presented on a taxable equivalent basis using the federal income tax rate of 34%.

(4)	The average interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.

(5)	The net interest margin represents net interest income as a percent of average interest-earning assets.

(6)	The efficiency ratio equals noninterest expense (excluding amortization of intangibles) divided by net interest income plus noninterest income (excluding gains or losses on securities transactions).

(7)	Regulatory capital ratios of CFBank.

(8)	Nonperforming loans consist of nonaccrual loans and other loans 90 days or more past due.

(9)	Nonperforming assets consist of nonperforming loans and foreclosed assets.

n/m — not meaningful
CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT     |     page 7

Forward-Looking Statements
Statements in this Annual Report and in other communications by the Company that are not statements of historical fact are forward-looking statements which are made in good faith by us pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to: (1) projections of revenues, income or loss, earnings or loss per common share, capital structure and other financial items; (2) plans and objectives of the Company, as defined below, management or Boards of Directors; (3) statements regarding future events, actions or economic performance; and (4) statements of assumptions underlying such statements. Words such as “estimate,” “strategy,” “may,” “believe,” “anticipate,” “expect,” “predict,” “will,” “intend,” “plan,” “targeted,” and the negative of these terms, or similar expressions, are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. Various risks and uncertainties may cause actual results to differ materially from those indicated by our forward-looking statements. The following factors could cause such differences:
•	a continuation of current high unemployment rates and difficult economic conditions or adverse changes in general economic conditions and economic conditions in the markets we serve, any of which may affect, among other things, our level of nonperforming assets, charge-offs, and provision for loan loss expense;
•	changes in interest rates that may reduce net interest margin and impact funding sources;
•	our ability to maintain sufficient liquidity to continue to fund our operations;
•	changes in market rates and prices, including real estate values, which may adversely impact the value of financial products including securities, loans and deposits;
•	the possibility of other-than-temporary impairment of securities held in the Company’s securities portfolio;
•	results of examinations of the Company and Bank by the regulators, including the possibility that the regulators may, among other things, require the Company to increase its allowance for loan losses or write-down assets;
•	the uncertainties arising from the Company’s participation in the Troubled Asset Relief Program (TARP) Capital Purchase Program, including the impacts on employee recruitment and retention and other business and practices, and uncertainties concerning the potential redemption by us of the U.S. Treasury’s preferred stock investment under the program, including the timing of, regulatory approvals for, and conditions placed upon, any such redemption;
•	changes in tax laws, rules and regulations;
•	various monetary and fiscal policies and regulations, including those determined by the Federal Reserve Board, the Federal Deposit Insurance Corporation (FDIC), the Office of the Controller of the Currency (OCC) and the Office of Thrift Supervision (OTS);
•	competition with other local and regional commercial banks, savings banks, credit unions and other non-bank financial institutions;
•	our ability to grow our core businesses;
•	technological factors which may affect our operations, pricing, products and services;
•	unanticipated litigation, claims or assessments; and
•	management’s ability to manage these and other risks.
Forward-looking statements are not guarantees of performance or results. A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. The Company believes it has chosen these assumptions or bases in good faith and that they are reasonable. We caution you, however, that assumptions or bases almost always vary from actual results, and the differences between assumptions or bases and actual results can be material. The forward-looking statements included in this report speak only as of the date of the report. We undertake no obligation to publicly release revisions to any forward-looking statements to reflect events or circumstances after the date of such statements, except to the extent required by law.
Our filings with the Securities and Exchange Commission (SEC), including our Form 10-K filed for 2010, detail other risks, all of which are difficult to predict and many of which are beyond our control.
General
Central Federal Corporation (hereafter referred to, together with its subsidiaries, as the Company and individually as the Holding Company) is a savings and loan holding company incorporated in Delaware in 1998. Substantially all of our business is conducted through our principal subsidiary, CFBank, a federally chartered savings association formed in Ohio in 1892.
page 8     |     CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT

General (continued)
CFBank is a community-oriented financial institution offering a variety of financial services to meet the needs of the communities we serve. Our business model emphasizes personalized service, clients’ access to decision makers, solution-driven lending and quick execution, efficient use of technology and the convenience of online internet banking, mobile banking, remote deposit, corporate cash management and telephone banking. We attract deposits from the general public and use the deposits, together with borrowings and other funds, primarily to originate commercial and commercial real estate loans, single-family and multi-family residential mortgage loans and home equity lines of credit. The majority of our customers are small businesses, small business owners and consumers.
Our principal market area for loans and deposits includes the following Ohio counties: Summit County through our office in Fairlawn, Ohio; Franklin County through our office in Worthington, Ohio; and Columbiana County through our offices in Calcutta and Wellsville, Ohio. We originate commercial and residential real estate loans and business loans primarily throughout Ohio.
Our net income is dependent primarily on net interest income, which is the difference between the interest income earned on loans and securities and our cost of funds, consisting of interest paid on deposits and borrowed funds. Net interest income is affected by regulatory, economic and competitive factors that influence interest rates, loan demand, the level of non-performing assets and deposit flows. Net income is also affected by, among other things, loan fee income, provisions for loan losses, service charges, gains on loan sales, operating expenses, and franchise and income taxes. Operating expenses principally consist of employee compensation and benefits, occupancy, FDIC insurance premiums and other general and administrative expenses. In general, results of operations are significantly affected by general economic and competitive conditions, changes in market interest rates and real estate values, government policies and actions of regulatory authorities. Future changes in applicable laws, regulations or government policies may also materially impact our performance.
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
On July 21, 2010, President Obama signed into law the “Dodd-Frank Wall Street Reform and Consumer Protection Act” (Dodd-Frank Act) that could impact the performance of the Company in future periods. The Dodd-Frank Act included numerous provisions designed to strengthen the financial industry, enhance consumer protection, expand disclosures and provide for transparency. Some of these provisions included changes to FDIC insurance coverage, which included a permanent increase in the coverage to $250,000 per depositor. Additional provisions created a Bureau of Consumer Financial Protection, which is authorized to write rules on all consumer financial products. Still other provisions created a Financial Stability Oversight Council, which is not only empowered to determine the entities that are systemically significant and therefore require more stringent regulations, but which is also charged with reviewing, and when appropriate, submitting, comments to the SEC and Financial Accounting Standards Board with respect to existing or proposed accounting principles, standards or procedures. Further, the Dodd-Frank Act retained the thrift charter and merged the OTS, the regulator of CFBank, into the OCC. The aforementioned are only a few of the numerous provisions included in the Dodd-Frank Act. The overall impact of the entire Dodd-Frank Act will not be known until the full implementation is completed.
The significant volatility and disruption in capital, credit and financial markets experienced in 2008 continued to have a detrimental effect on our national and local economies in 2010. These effects included lower real estate values; tightened availability of credit; increased loan delinquencies, foreclosures, personal and business bankruptcies and unemployment rates; decreased consumer confidence and spending; significant loan charge-offs and write-downs of asset values by financial institutions and government-sponsored agencies; and a reduction of manufacturing and service business activity and international trade. These conditions also adversely affected the stock market generally, and have contributed to significant declines in the trading prices of financial institution stocks. We do not expect these difficult market conditions to improve in the short term, and a continuation or worsening of these conditions could increase their adverse effects. Adverse effects of these conditions include increases in loan delinquencies and charge-offs; increases in our loan loss reserves based on general economic factors; increases to our specific loan loss reserves due to the impact of these conditions on specific borrowers or the collateral for their loans; increases in our cost of funds due to increased competition and aggressive deposit pricing by local and national competitors with liquidity needs; attrition of our core deposits due to this aggressive deposit pricing and/or consumer concerns about the safety of their deposits; increases in regulatory and compliance costs; and declines in the trading price of our common stock.
Management’s discussion and analysis represents a review of our consolidated financial condition and results of operations for the periods presented. This review should be read in conjunction with our consolidated financial statements and related notes.
CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT     |     page 9

Financial Condition
General. Assets totaled $275.2 million at December 31, 2010 and increased $1.5 million, or .5%, from $273.7 million at December 31, 2009. The increase was primarily due to a $31.3 million increase in cash and cash equivalents, a $7.6 million increase in securities available for sale, and a $4.5 million increase in foreclosed assets, partially offset by a $41.2 million decrease in net loan balances.
Cash and cash equivalents. Cash and cash equivalents totaled $34.3 million at December 31, 2010 and increased $31.3 million from $3.0 million at December 31, 2009. The increase in cash and cash equivalents was a result of building on-balance-sheet liquidity. The increase in liquidity was accomplished primarily through the issuance of brokered deposits, which also served to lock-in the cost of longer-term liabilities at low current market interest rates. As a result of the losses suffered in 2010 and 2009, management was concerned that CFBank would be restricted from accepting brokered deposits and moved aggressively to build liquidity to deal with increasing nonperforming assets and potential retail deposit outflow. During the year ended December 31, 2010, $34.6 million in brokered deposits were issued with an average life of 36 months at an average cost of 1.83%. Liquidity was also increased through proceeds from the sales of a $4.3 million auto loan portfolio and $5.8 million in commercial real estate and multi-family loans.
Securities available for sale. Securities available for sale totaled $28.8 million at December 31, 2010 and increased $7.6 million, or 35.6%, from $21.2 million at December 31, 2009. The increase was due to purchases during the current year period exceeding sales, maturities and repayments. A portion of the proceeds from the issuance of brokered deposits and sales of loans used to increase on-balance-sheet liquidity were invested in securities available for sale, which offered higher yields than overnight cash investments.
Loans. Net loans totaled $190.8 million at December 31, 2010 and decreased $41.2 million, or 17.8%, from $232.0 million at December 31, 2009. Commercial, commercial real estate and multi-family loans, including construction loans, totaled $156.8 million at December 31, 2010 and decreased $25.5 million, or 14.0%, from $182.3 million at December 31, 2009. The decrease was primarily in commercial real estate loan balances, including the related construction loans, which decreased $18.3 million due to the sale of $4.1 million in loans, the transfer of $3.5 million to foreclosed assets, $3.0 million in net charge-offs, and principal repayments and payoffs in excess of current year originations. Commercial loans declined by $4.7 million primarily due to the transfer of $1.0 million to foreclosed assets, $1.5 million in net charge-offs, and principal repayments and payoffs in excess of current year originations. Multi-family loans declined by $2.5 million primarily related to the sale of $1.7 million in loans. Single-family residential mortgage loans, including construction loans, totaled $25.6 million at December 31, 2010 and decreased $5.0 million, or 16.4%, from $30.6 million at December 31, 2009. The decrease in mortgage loans was due to current period principal repayments in excess of loans originated for portfolio. Consumer loans totaled $18.1 million at December 31, 2010 and decreased $8.1 million, or 30.8%, from $26.2 million at December 31, 2009. The decrease was due to the sale of a $4.3 million auto loan portfolio and repayments of auto loans and home equity lines of credit.
Allowance for loan losses (ALLL). The ALLL totaled $9.8 million at December 31, 2010 and increased $2.7 million, or 37.6%, from $7.1 million at December 31, 2009. The ratio of the ALLL to total loans totaled 4.87% at December 31, 2010, compared to 2.97% at December 31, 2009. The increase in the ALLL was due to continued adverse economic conditions affecting loan performance which resulted in continued high levels of nonperforming loans and loan charge-offs. See the section titled “Comparison of Results of Operations for 2010 and 2009, Provision for loan losses” for additional information regarding loan charge-offs.
In June 2010, the new management team took several significant steps to assess the credit quality of existing loans and loan relationships and improve our lending operations. These steps included: (1) independent loan reviews in the second quarter of 2010 covering in excess of 80% of the commercial, commercial real estate and multi-family residential loan portfolios; (2) an additional independent loan review of the same portfolios in the fourth quarter of 2010; (3) an independent review to assess the methodology used to determine the level of the ALLL; (4) the addition of new personnel to direct our commercial banking activities; (5) use of a loan workout firm to assist in addressing troubled loan relationships; and (6) reorganization of our credit and workout functions. These steps were designed to assess credit quality, improve collection and workout efforts with troubled borrowers and enhance the loan underwriting and approval process.
The ALLL is a valuation allowance for probable incurred credit losses. The ALLL methodology is designed as part of a thorough process that incorporates management’s current judgments about the credit quality of the loan portfolio into a determination of the ALLL in accordance with generally accepted accounting principles and supervisory guidance. Management analyzes the adequacy of the ALLL quarterly through reviews of the loan portfolio, including the nature and volume of the loan portfolio and segments of the portfolio; industry and loan concentrations; historical loss experience; delinquency statistics and the level of nonperforming loans; specific problem loans; the ability of borrowers to meet loan terms; an evaluation of collateral securing loans and the market for various types of collateral; various collection strategies; current economic condition, trends and outlook; and other factors that warrant recognition in providing for an adequate ALLL. Based on the variables involved and the significant judgments management must make about outcomes that are uncertain, the determination of the ALLL is considered to be a critical accounting policy. See the section titled “Critical Accounting Policies” for additional discussion.
page 10     |     CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT

Financial Condition (continued)
The ALLL consists of specific and general components. The specific component relates to loans that are individually classified as impaired. A loan is impaired when, based on current information and events, it is probable that CFBank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Commercial, commercial real estate and multi-family residential loans, regardless of size, and all other loans over $500,000 are individually evaluated for impairment when they are 90 days past due, or earlier than 90 days past due if information regarding the payment capacity of the borrower indicates that payment in full according to the loan terms is doubtful. Loans for which the terms have been modified to grant concessions, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and are classified as impaired. If a loan is determined to be impaired, the loan is evaluated to determine whether an impairment loss should be recognized, either through a write-off or specific valuation allowance, so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate, or at the fair value of collateral, less costs to sell, if repayment is expected solely from the collateral. Large groups of smaller balance loans, such as consumer and single-family residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.
Individually impaired loans totaled $10.7 million at December 31, 2010, and decreased $3.0 million, or 21.6%, from $13.7 million at December 31, 2009. The amount of the ALLL specifically allocated to individually impaired loans totaled $2.9 million at December 31, 2010, compared to $2.0 million at December 31, 2009.
The specific reserve on impaired loans is based on management’s estimate of the fair value of collateral securing the loans, or based on projected cash flows from the sale of the underlying collateral and payments from the borrowers. On at least a quarterly basis, management reviews each impaired loan to determine whether it should have a specific reserve or partial charge-off. Management relies on appraisals, Brokers Price Opinions (BPO) or internal evaluations to help make this determination. Determination of whether to use an updated appraisal, BPO or internal evaluation is based on factors including, but not limited to, the age of the loan and the most recent appraisal, condition of the property and whether we expect the collateral to go through the foreclosure or liquidation process. Management considers the need for a downward adjustment to the valuation based on current market conditions and on management’s analysis, judgment and experience. The amount ultimately charged-off for these loans may be different from the specific reserve, as the ultimate liquidation of the collateral and/or projected cash flows may be different from management’s estimates.
Nonperforming loans, which are nonaccrual loans and loans at least 90 days past due but still accruing interest, decreased $3.1 million, or 24.0%, and totaled $10.1 million at December 31, 2010, compared to $13.2 million at December 31, 2009. The decrease in nonperforming loans was primarily due to $6.2 million in loan charge-offs, $4.5 million in commercial and commercial real estate properties transferred to foreclosed assets, and, to a lesser extent, loan payments and proceeds from the sale of the underlying collateral of various loans, partially offset by $6.8 million in additional loans that became nonperforming during 2010. Nonperforming loans totaled 5.02% of total loans at December 31, 2010, compared to 5.54% of total loans at December 31, 2009. The following table presents information regarding the number and balance of nonperforming loans at year-end 2010 and 2009.

	AT DECEMBER 31,
	2010		2009
(DOLLARS IN THOUSANDS)	NUMBER OF LOANS	BALANCE	NUMBER OF LOANS	BALANCE
Commercial	5	$2,084	1	$217
Single-family residential real estate	3	266	6	426
Multi-family residential real estate	3	3,986	8	4,406
Commercial real estate	5	3,550	15	6,864
Home equity lines of credit	2	161	5	1,307
Other consumer loans	1	10	1	14

Total	19	$10,057	36	$13,234

CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT     |     page 11

Financial Condition (continued)
Nonaccrual loans include some loans that were modified and identified as troubled debt restructurings, where concessions had been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in the interest rate, payment extensions, principal forgiveness and other actions intended to maximize collection. Troubled debt restructurings included in nonaccrual loans totaled $4.5 million at December 31, 2010, and $1.8 million at December 31, 2009.
Nonaccual loans at December 31, 2010 and 2009 do not include $839,000 and $1.3 million, respectively, in troubled debt restructurings where customers have established a sustained period of repayment performance, generally six months, the loans are current according to their modified terms and repayment of the remaining contractual payments is expected. These loans are included in total impaired loans.
See Notes 1 and 3 to our consolidated financial statements for additional information regarding impaired loans and nonperforming loans.
The general component of the ALLL covers loans not classified as impaired and is based on historical loss experience, adjusted for current factors. Current factors considered include, but are not limited to, management’s oversight of the portfolio, including lending policies and procedures; nature, level and trend of the portfolio, including past due and nonperforming loans, loan concentrations, loan terms and other characteristics; current economic conditions and outlook; collateral values; and other items. The general ALLL is calculated based on CFBank’s loan balances and actual historical payment default rates for individual loans with payment defaults. For loans with no actual payment default history, industry estimates of payment default rates are applied, based on the applicable property types in the state where the collateral is located. Results are then scaled based on CFBank’s internal loan risk ratings, increasing the probability of default on loans with higher risk ratings, and industry loss rates are applied based on loan type. Industry estimates of payment default rates and industry loss rates are based on information compiled by the FDIC.
Industry information is adjusted based on management’s judgment regarding items specific to CFBank, and the current factors discussed previously. The adjustment process is dynamic, as current experience adds to the historical information, and economic conditions and outlook migrate over time. Specifically, industry information is adjusted by comparing the historical payment default rates (CFBank historical default rates and industry estimates of payment default rates) against the current rate of payment default to determine if the current level is high or low compared to historical rates, or rising or falling in light of the current economic outlook. Industry information is adjusted by comparison to CFBank’s historical one year loss rates, as well as the trend in those loss rates, past due, nonaccrual, criticized and classified loans. This adjustment process is performed for each segment of the portfolio. The following portfolio segments have been identified: single-family mortgage loans; construction loans; home equity lines of credit; other consumer loans; commercial real estate loans; multi-family residential real estate loans; and commercial and industrial loans. These individual segments are then further segregated by classes and internal loan risk ratings. See Note 3 to our consolidated financial statements for additional information.
All lending activity involves risks of loan losses. Certain types of loans, such as option adjustable rate mortgage (ARM) products, junior lien mortgages, high loan-to-value ratio mortgages, interest only loans, subprime loans and loans with initial teaser rates, can have a greater risk of non-collection than other loans. CFBank has not engaged in subprime lending, used option ARM products or made loans with initial teaser rates.
Unsecured commercial loans may present a higher risk of non-collection than secured commercial loans. Unsecured commercial loans totaled $3.5 million or 9.2% of the commercial loan portfolio at December 31, 2010. The unsecured loans are primarily lines of credit to small businesses in CFBank’s market area and are guaranteed by the small business owners. At December 31, 2010, one unsecured commercial loan with a balance of $167,000 was impaired, while none of the remaining unsecured loans was 30 days or more delinquent.
One of the more notable recessionary effects nationwide has been the reduction in real estate values. Real estate values in Ohio did not experience the dramatic increase prior to the recession that many other parts of the country did and, as a result, the declines have not been as significant, comparatively; however, real estate is the collateral on a substantial portion of the Company’s loans, and it is critical to determine the impact of any declining values in the allowance determination. For individual loans evaluated for impairment, current appraisals were obtained wherever practical, or if not available, estimated declines in value were considered in the evaluation process. Within the real estate loan portfolio, in the aggregate, including single-family, multi-family and commercial real estate, approximately 90% of the portfolio has loan-to-value ratios of 85% or less, generally based on the value of the collateral at origination, allowing for some decline in real estate values without exposing the Company to loss. Declining collateral values and a continued adverse economic outlook have been considered in the ALLL at December 31, 2010; however, sustained recessionary pressure and declining real estate values in excess of management’s estimates, particularly with regard to commercial real estate and multi-family real estate, may expose the Company to additional losses.
page 12     |     CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT

Financial Condition (continued)
Home equity lines of credit include both purchased loans and loans we originated for our portfolio. In 2005 and 2006, we purchased home equity lines of credit collateralized by properties located throughout the United States, including geographic areas that have experienced significant declines in housing values, such as California, Florida and Virginia. The outstanding balance of the purchased home equity lines of credit totaled $3.4 million at December 31, 2010, and $1.8 million, or 52.7%, of the balance is collateralized by properties in these states. The collateral values associated with certain loans in these states have declined by up to 60% since these loans were originated in 2005 and 2006 and as a result, some loan balances exceed collateral values. There were 16 loans with an aggregate principal balance outstanding of $1.3 million at December 31, 2010, where the loan balance exceeded the collateral value by an aggregate amount of $1.0 million. As the depressed state of the housing market and general economy has continued, we have experienced increased write-offs in the purchased portfolio. Four loans totaling $720,000 were written off during the year ended December 31, 2010, compared to three loans totaling $322,000 during the year ended December 31, 2009. We continue to monitor collateral values and borrower FICO® scores and, when the situation warrants, have frozen the lines of credit.
Management’s loan review process is an integral part of identifying problem loans and determining the ALLL. We maintain an internal credit rating system and loan review procedures specifically developed to monitor credit risk for commercial, commercial real estate and multi-family residential loans. Credit reviews for these loan types are performed at least annually, and more often for loans with higher credit risk. Loan officers maintain close contact with borrowers between reviews. Adjustments to loan risk ratings are based on the reviews and at any time information is received that may affect risk ratings. Additionally, an independent review of commercial, commercial real estate and multi-family residential loans, which was performed at least annually prior to June 2010, is now performed semi-annually. Management uses the results of these reviews to help determine the effectiveness of the existing policies and procedures, and to provide an independent assessment of our internal loan risk rating system.
We have incorporated the OTS asset classifications as a part of our credit monitoring and internal loan risk rating system. In accordance with regulations, problem loans are classified as special mention, substandard, doubtful or loss, and the classifications are subject to review by the OTS. Assets designated as special mention, which are considered criticized assets, possess weaknesses that, if left uncorrected, may result in deterioration of the repayment prospects for the loan or of CFBank’s credit position at some future date. An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. An asset considered doubtful has all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, condition and values, highly questionable and improbable. Assets considered loss are uncollectible and have so little value that their continuance as assets without the establishment of a specific loss allowance is not warranted.
The following table presents information regarding loan classifications as of December 31, 2010 and December 31, 2009. No loans were classified doubtful or loss at either date. This table includes nonperforming loans as of each date.

	AT DECEMBER 31,
(DOLLARS IN THOUSANDS)	2010	2009
Special mention:
Commercial	$6,281	$3,892
Multi-family residential real estate	4,529	3,143
Commercial real estate	9,337	1,432
Home equity lines of credit	839	3,894

Total	$20,986	$12,361

Substandard:
Commercial	$5,338	$317
Single-family residential real estate	266	426
Multi-family residential real estate	9,758	5,671
Commercial real estate	13,059	10,723
Home equity lines of credit	161	1,307
Other consumer loans	10	14

Total	$28,592	$18,458

CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT     |     page 13

Financial Condition (continued)
The increase in loans classified as special mention and substandard was due to the increasing duration and lingering nature of the current recessionary economic environment and its continued detrimental effects on our borrowers, including deterioration in client business performance, declines in borrowers’ cash flows and lower collateral values.
Management’s loan review process includes the identification of substandard loans where accrual of interest continues because the loans are under 90 days delinquent and/or the loans are well secured, a complete documentation review had been performed, and the loans are in the active process of being collected, but the loans exhibit some type of weakness that could lead to nonaccrual status in the future. At December 31, 2010, in addition to the nonperforming loans discussed previously, nine commercial loans totaling $3.2 million, eight commercial real estate loans totaling $9.5 million and six multi-family residential real estate loans totaling $5.8 million were classified as substandard. Only one of these loans was delinquent at December 31, 2010, and the delinquent payment was made in January 2011. At December 31, 2009, in addition to the nonperforming loans discussed previously, a $100,000 commercial loan, four commercial real estate loans totaling $3.9 million, and a $1.3 million multi-family residential real estate loan were classified as substandard. None of these loans were delinquent at December 2009.
We believe the ALLL is adequate to absorb probable incurred credit losses in the loan portfolio as of December 31, 2010; however, future additions to the allowance may be necessary based on factors including, but not limited to, further deterioration in client business performance, continued or deepening recessionary economic conditions, declines in borrowers’ cash flows and market conditions which result in lower real estate values. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the ALLL. Such agencies may require additional provisions for loan losses based on judgments and estimates that differ from those used by management, or information available at the time of their review. Management continues to diligently monitor credit quality in the existing portfolio and analyze potential loan opportunities carefully in order to manage credit risk. An increase in the ALLL and loan losses could occur if economic conditions and factors which affect credit quality, real estate values and general business conditions worsen or do not improve.
Foreclosed assets. Foreclosed assets totaled $4.5 million at December 31, 2010. There were no foreclosed assets at December 31, 2009. Foreclosed assets at year-end 2010 include $2.3 million related to approximately 42 acres of undeveloped land located in Columbus, Ohio, that had been previously financed for development purposes. A $982,000 charge-off was recorded when the property was foreclosed in April 2010. Although the property is listed for sale, current economic conditions negatively impact the market for undeveloped land, and sale of this property in the near future is unlikely. Foreclosed assets also include $967,000 related to a commercial building near Cleve-land, Ohio, that is currently 100% occupied. A $201,000 charge-off was recorded when the property was foreclosed in November 2010. CFBank owns a participating interest in this property and the lead bank is currently managing the building operations, including listing and sale of the property. Foreclosed assets also include $194,000 related to a condominium in Akron, Ohio, that is currently vacant and listed for sale. A $48,000 charge-off was recorded when the property was foreclosed in October 2010. In addition to these properties, foreclosed assets also include $1.0 million in inventory from a jewelry manufacturer in Fairlawn, Ohio, which was sold in March 2011. An $800,000 charge-off was recorded when the inventory was acquired in December 2010. The sale in March 2011 resulted in no additional loss. There were no other assets acquired by CFBank through foreclosure during 2010. The level of foreclosed assets may increase in the future as we continue our work-out efforts related to nonperforming and other loans with credit issues.
Premises and equipment. Premises and equipment, net, totaled $6.0 million at December 31, 2010 and decreased $1.0 million, or 14.1% from $7.0 million at December 31, 2009. The decline was due to current year depreciation expense and $535,000 transferred to assets held for sale related to two parcels of land adjacent to the Company’s Fairlawn, Ohio, headquarters where the Company has a signed agreement to sell. The sale, which is expected to close by the third quarter of 2011, is expected to result in no gain or loss and will improve the cash position of the Holding Company.
Deposits. Deposits totaled $227.4 million at December 31, 2010 and increased $16.3 million, or 7.7%, from $211.1 million at December 31, 2009. The increase was due to a $16.4 million increase in certificate of deposit account balances and a $3.3 million increase in noninterest bearing checking account balances, partially offset by a $3.5 million decrease in money market account balances.
Certificate of deposit account balances totaled $128.8 million at December 31, 2010 and increased $16.4 million, or 14.6%, from $112.4 million at December 31, 2009. The increase was primarily due to a $14.6 million increase in brokered deposits. CFBank has been a participant in the Certificate of Deposit Account Registry Service® (CDARS), a network of banks that allows us to provide our customers with FDIC insurance coverage on certificate of deposit account balances up to $50 million. CDARS balances are considered brokered deposits by regulation. Brokered deposits, including CDARS
page 14     |     CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT

Financial Condition (continued)
balances, totaled $68.0 million at December 31, 2010, and increased $14.6 million, or 27.4%, from $53.4 million at December 31, 2009. During 2010, $34.6 million in brokered deposits were issued with an average life of 36 months at an average cost of 1.83%. The increase in brokered deposits was based on CFBank’s determination to build on-balance-sheet liquidity and lock-in the cost of longer-term liabilities at low current market interest rates. See the section titled “Liquidity and Capital Resources” for additional information regarding regulatory restrictions on brokered deposits.
Customer balances in the CDARS program totaled $29.2 million at December 31, 2010 and decreased $7.9 million, or 21.3%, from $37.1 million at December 31, 2009. Customer balances in the CDARS program represented 42.9% of total brokered deposits at December 31, 2010 and 69.5% at December 31, 2009. The decrease was due to customers seeking higher short-term yields than management was willing to offer in the CDARS program based on CFBank’s asset/liability management strategies.
Noninterest bearing checking account balances totaled $20.4 million at December 31, 2010 and increased $3.3 million, or 19.3%, from $17.1 million at December 31, 2009. The increase was a result of our continued success in building complete banking relationships with commercial clients. Through December 31, 2012, all noninterest-bearing transaction accounts are fully guaranteed by the FDIC for the entire amount in the account. This coverage is in addition to, and separate from, the coverage available under the FDIC’s general deposit insurance rules.
Money market account balances totaled $56.8 million at December 31, 2010 and decreased $3.5 million, or 5.8%, from $60.3 million at December 31, 2009. The decrease was due to customers seeking higher yields on these short-term funds than management was willing to offer based on CFBank’s asset/liability management strategies.
Short-term Federal Home Loan Bank (FHLB) advances. Short-term FHLB advances, which totaled $2.1 million at December 31, 2009, were repaid in 2010 with funds provided by the increase in on-balance-sheet liquidity. There were no outstanding short-term borrowings at December 31, 2010.
Long-term FHLB advances. Long-term FHLB advances totaled $23.9 million at December 31, 2010 and decreased $6.0 million, or 20.0%, from $29.9 million at December 31, 2009. The decrease was due to repayment of maturing advances. These advances were not renewed due to a reduction in CFBank’s borrowing capacity with the FHLB, which resulted from tightening of overall credit policies by the FHLB during the current year and increased collateral requirements as a result of the credit performance of CFBank’s loan portfolio. The maturing advances were repaid with funds provided by the increase in on-balance-sheet liquidity.
Collateral pledged to the FHLB includes single-family mortgage loans, multi-family mortgage loans, securities, and to a lesser extent, commercial real estate loans and cash. Based on the collateral pledged and CFBank’s holdings of FHLB stock, CFBank was eligible to borrow up to a total of $24.7 million at year-end 2010. CFBank’s borrowing capacity decreased from $39.7 million at December 31, 2009 primarily due to deterioration in the credit performance of the pledged loan portfolios, which resulted in an increase in collateral maintenance requirements by the FHLB. See the section titled “Liquidity and Capital Resources” for additional information.
Subordinated debentures. Subordinated debentures totaled $5.2 million at year-end 2010 and 2009. These debentures were issued in 2003 in exchange for the proceeds of a $5.0 million trust preferred securities offering issued by a trust formed by the Company. The terms of the subordinated debentures allow for the Company to defer interest payments for a period not to exceed five years. The Company’s Board of Directors elected to defer interest payments beginning with the quarterly interest payment due on December 30, 2010 in order to preserve cash at the Holding Company. Cumulative deferred interest payments totaled $40,000 at year-end 2010. Pursuant to a notice from OTS dated October 20, 2010, the Company may not make interest payments on the subordinated debentures without the prior, written non-objection of the OTS. See the section titled “Liquidity and Capital Resources” for additional information regarding Holding Company liquidity.
Stockholders’ equity. Stockholders’ equity totaled $16.0 million at December 31, 2010 and decreased $7.2 million, or 31.2%, compared to $23.2 million at December 31, 2009. The decrease was due to a $6.9 million net loss and $410,000 in dividends on preferred stock for 2010.
The Company is a participant in the TARP Capital Purchase Program and issued $7.2 million of preferred stock to the United States Department of the Treasury (U.S. Treasury) on December 5, 2008. The preferred stock pays cumulative dividends of 5%, which increases to 9% after February 14, 2013. In conjunction with the issuance of the preferred stock, the Company also issued the U.S. Treasury a warrant to purchase 336,568 shares of the Company’s common stock at an exercise price of $3.22 per share. The Company’s participation in this program is subject to certain terms and conditions, including limits on the payment of dividends on the Company’s common stock to a quarterly cash dividend of $0.05 per share, and limits on the Company’s ability to repurchase its common stock. The Company is also subject to limitations on compensation established for TARP participants (the TARP Compensation Standards). The Company is in compliance with the terms and conditions and the TARP Compensation Standards.
CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT     |     page 15

Financial Condition (continued)
The Company’s Board of Directors elected to defer dividend payments on the preferred stock beginning with the dividend payable on November 15, 2010 in order to preserve cash at the Holding Company. At December 31, 2010, one quarterly dividend payment had been deferred. Cumulative deferred dividends totaled $90,000 at year-end 2010. Pursuant to an agreement with the OTS effective May 2010, the Company may not pay cash dividends on the preferred stock, or its common stock, without the prior, written non-objection of the OTS. See Notes 15 and 16 to our consolidated financial statements for more information regarding the preferred stock and warrant. See the section titled “Liquidity and Capital Resources” for additional information regarding Holding Company liquidity.
With the capital provided by the TARP Capital Purchase Plan, we have continued to make financing available to businesses and consumers in our existing market areas. Since receipt of the $7.2 million TARP Capital Purchase Plan proceeds in December 2008 and through December 31, 2010, we have originated $208.9 million in new loans.
OTS regulations require savings institutions to maintain certain minimum levels of regulatory capital. Additionally, the regulations establish a framework for the classification of savings institutions into five categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Generally, an institution is considered well-capitalized if it has a core (Tier 1) capital ratio of at least 5.0% (based on adjusted total assets); a core (Tier 1) risk-based capital ratio of a least 6.0%; and a total risk-based capital ratio of at least 10.0%. CFBank had capital ratios above the well-capitalized levels at year-end 2010 and 2009. See the section titled “Liquidity and Capital Resources” for a discussion of dividends as a source of funding for the Holding Company and dividend restrictions imposed on CFBank by the OTS.
The current economic environment has resulted in discussion by regulators and others about a possible need for higher capital requirements for financial institutions, including CFBank. No final regulations have been issued in this regard; however, an increase in regulatory capital requirements could have a material and adverse impact on the Company and CFBank. The OTS currently has the ability to impose higher capital requirements on a case by case basis.
Comparison of Results of Operations for 2010 and 2009
General. Net loss totaled $6.9 million, or $1.77 per diluted common share, in 2010, compared to a net loss of $9.9 million, or $2.51 per diluted common share, in 2009. The net loss for 2010 was primarily due to an $8.5 million provision for loan losses, while the net loss for 2009 was primarily related to a $9.9 million provision for loan losses and a $4.3 million valuation allowance related to the deferred tax asset.
The $8.5 million provision for loan losses in 2010 reflected continued adverse economic conditions which affected loan performance and resulted in a sustained high level of nonperforming loans and loan charge-offs. Nonperforming loans totaled $10.1 million, or 5.02% of total loans at year-end 2010, compared to $13.2 million, or 5.54% of total loans at year-end 2009. Net loan charge-offs totaled $5.8 million, or 2.63% of average loans for the year ended December 31, 2010, compared to $5.9 million, or 2.47% of average loans for the year ended December 31, 2009. The net loan charge-offs and resulting net loss in 2009 reduced the Company’s near term estimates of future taxable income and the amount of the deferred tax asset, primarily related to net operating loss carryforwards, considered realizable. The Company recorded a $4.3 million valuation allowance to reduce the carrying amount of the deferred tax asset to zero at December 31, 2009.
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
Net interest margin increased to 3.18% during 2010, compared to 3.13% during 2009. The increase was due to a decline in funding costs greater than the decline in asset yields. Yield on average interest-earning assets decreased 56 basis points (bp) in 2010 due to a decrease in higher yielding loan balances and an increase in lower yielding securities and other earning asset balances, primarily short-term cash investments that resulted from the increase in on-balance-sheet liquidity in 2010. Cost of average interest-bearing liabilities decreased 77 bp due to a decline in both deposit and borrowing costs, which reflected the sustained low market interest rate environment that existed in 2010. Management has extended the terms of some liabilities to fix their cost at the current low rates and to protect net interest margin should interest rates rise. Additional downward pressure on net interest margin could occur if the level of short-term cash investments increase, loan balances decrease, nonperforming loans increase, downward repricing on existing interest-earning assets and loan production caused by sustained low market interest rates continues, or the opportunity to decrease funding costs is unavailable.
page 16     |     CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT

Comparison of Results of Operations for 2010 and 2009 (continued)
Net interest income decreased $65,000, or .8%, to $8.4 million in 2010, compared to $8.5 million in 2009. The decrease was due to a 12.7% decrease in interest income partially offset by a 29.7% decrease in interest expense. Interest income decreased due to a decline in both the average yield and average balance of interest-earning assets. The average yield on interest-earning assets declined to 4.76% in 2010, from 5.32% in 2009 due to a decrease in higher yielding loan balances and an increase in lower yielding securities and other earning asset balances, primarily short-term cash investments that resulted from the increase in on-balance-sheet liquidity in 2010. The average balance of interest-earning assets decreased $6.5 million primarily due to a decline in average loan balances partially offset by an increase in other interest-earning assets, primarily short-term cash investments, as well as an increase in the average balance of securities. The average cost of interest-bearing liabilities decreased to 1.73% in 2010, from 2.50% in 2009, due to continued low market interest rates in 2010. The decrease in expense caused by the lower cost was partially offset by a $4.6 million increase in the average balance of interest—bearing liabilities in 2010 primarily due to deposit growth.
Interest income decreased $1.8 million, or 12.7%, to $12.6 million in 2010, compared to $14.4 million in 2009. The decrease was due to lower income on loans and securities. Interest income on loans decreased $1.4 million, or 10.5%, to $11.8 million in 2010, compared to $13.2 million in 2009, due to both a decrease in average yield and a decrease in average loan balances. The average yield on loans decreased 6 bp to 5.50% in 2010, compared to 5.56% in 2009, and the average loan balances decreased $22.6 million, or 9.5%, and totaled $214.7 million in 2010, compared to $237.3 million in 2009. The decrease in average yield on loans was due to a $2.9 million increase in average nonperforming loans, from $8.4 million in 2009 to $11.3 million in 2010. The decrease in the average balance of loans was due to $5.8 million in net loan write-offs for the year ended December 31, 2010, the sale of $4.3 million in auto loans during the first quarter of 2010, the sale of $5.8 million of commercial real estate and multi-family loans during the third quarter of 2010, $4.5 million transferred to foreclosed assets and principal repayments and loan pay-offs greater than originations. Interest income on securities decreased $462,000, or 41.3%, and totaled $658,000 in 2010, compared to $1.1 million in 2009, due to a decrease in the average yield on securities partially offset by an increase in the average balance of securities. The average yield on securities decreased 244 bp to 2.69% in 2010, compared to 5.13% in 2009, due to current year securities purchases at lower yields. The average balance of securities increased $2.5 million and totaled $25.2 million in 2010, compared to $22.7 million in 2009, due to purchases in excess of sales, maturities and repayments.
Interest expense decreased $1.7 million, or 29.7%, to $4.2 million in 2010, compared to $5.9 million in 2009. The decrease was due to a decline in the average cost of deposits and a decline in both the average cost and average balance of borrowings, partially offset by an increase in average deposit balances. Interest expense on deposits decreased $1.4 million, or 29.7%, to $3.3 million in 2010, compared to $4.7 million in 2009, due to a decrease in the average cost of deposits, partially offset by an increase in average deposit balances. The average cost of deposits decreased 80 bp, to 1.56% in 2010, compared to 2.36% in 2009, due to the positive impact of low short-term market interest rates on the cost of both existing and new deposits. Average deposit balances increased $12.5 million, or 6.2%, to $212.9 million in 2010, compared to $200.4 million in 2009, primarily due to growth in brokered certificate of deposit accounts. Management used brokered deposits as one of CFBank’s asset/liability management strategies to build on-balance-sheet liquidity and lock-in the cost of longer-term liabilities at low current market interest rates. See the section titled “Financial Condition — Deposits” for further information on brokered deposits, and the section titled “Liquidity and Capital Resources” for a discussion of regulatory restrictions on CFBank’s use of brokered deposits. Brokered deposits generally cost more than traditional deposits and can negatively impact the overall cost of deposits. The average cost of brokered deposits decreased 76 bp to 1.97% in 2010, from 2.73% in 2009. Average brokered deposit balances increased $4.3 million, or 6.6%, to $69.6 million in 2010 from $65.3 million in 2009. Interest expense on FHLB advances and other borrowings, including subordinated debentures, decreased $359,000, or 29.3%, to $865,000 in 2010, compared to $1.2 million in 2009, due to a decrease in both the average cost and average balance of borrowings. The average cost of FHLB advances and other borrowings decreased 33 bp, to 2.96% in 2010, compared to 3.29% in 2009, due to maturities of higher cost advances and lower short-term interest rates during 2010. The average balance of FHLB advances and other borrowings decreased $7.9 million, to $29.3 million in 2010, compared to $37.2 million in 2009, due to the repayment of FHLB advances with funds from the increase in deposits.
CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT     |     page 17

Comparison of Results of Operations for 2010 and 2009 (continued)
Provision for loan losses. The provision for loan losses totaled $8.5 million in 2010, and decreased $1.4 million, or 14.7%, compared to $9.9 million in 2009. The decrease in the provision in 2010 was primarily due to a $3.2 million decrease in nonperforming loans, a $111,000 decrease in net charge-offs and a $41.2 million decrease in net loan balances compared to the prior year. The level of the provision for loan losses during 2010 and 2009 was primarily a result of adverse economic conditions in our market area that continue to negatively impact our borrowers, our loan performance and our loan quality. See the section titled “Financial Condition — Allowance for loan losses” for additional information.
Net charge-offs totaled $5.8 million, or 2.63% of average loans in 2010, compared to $5.9 million, or 2.47% of average loans in 2009. The 1.9% decrease in net charge-offs in 2010 was primarily in the commercial loan portfolio, offset by an increase in net charge-offs in the commercial real estate loan portfolio. The following table presents information regarding net charge-offs for 2010 and 2009.

	FOR THE YEAR ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS)	2010	2009
Commercial	$1,549	$3,703
Single-family residential real estate	118	435
Multi-family residential real estate	203	287
Commercial real estate	3,046	1,109
Home equity lines of credit	820	385
Other consumer loans	74	2

Total	$5,810	$5,921

Noninterest income. Noninterest income totaled $1.8 million and increased $417,000, or 30.3%, in 2010, compared to $1.4 million in 2009. The increase was due to a $468,000 increase in net gains on sales of securities and a $224,000 increase in net gains on sales of loans. Noninterest income was positively impacted by a $208,000 net gain on acquisition due to recognition, at fair value, of the Company’s one-third ownership interest in Smith Ghent LLC, which was held prior to its purchase of the remaining two-thirds interest in October 2009. There was no such gain in 2010. Service charges on deposit accounts decreased $51,000 in 2010.
Net gains on sales of securities totaled $468,000 in 2010. There were no gains on sales of securities in 2009. The sales proceeds were reinvested in securities with a 0% total risk-based capital requirement. The gains on sales positively impacted CFBank’s core capital ratio, and the reinvestment in 0% risk-weighted assets had a positive impact on CFBank’s total risk-based capital ratio. Investment in these securities, however, had a negative impact on interest income due to low current market interest rates.
Net gains on sales of loans totaled $866,000 and increased $224,000, or 34.9%, in 2010, compared to $642,000 in 2009. The increase was primarily due to a 20.6% increase in mortgage loans originated for sale, which totaled $79.6 million in 2010, compared to $66.0 million in 2009. The increase in mortgage loan production was due to continued low mortgage interest rates in 2010 and the success of CFBank’s staff of mortgage loan originators in increasing this business despite the depressed condition of the housing market. CFBank’s mortgage professionals continue to gain market share by building relationships with local realtors and individual borrowers. If market mortgage rates increase or the housing market deteriorates further, mortgage production and resultant gains on sales of loans could decrease. The Dodd-Frank Act contains provisions which limit the methods of compensation for mortgage loan originators and this may impact the Company as a result of loan origination professionals’ decisions about whether to remain in the industry.
Service charges on deposit accounts totaled $294,000 and decreased $51,000, or 14.8%, in 2010, compared to $345,000 in 2009. The decrease was due to a $38,000 decrease in nonsufficient funds fees and an $11,000 decrease in checking account fees compared to 2009.
Noninterest expense. Noninterest expense increased $170,000, or 2.1%, and totaled $8.4 million in 2010, compared to $8.3 million in 2009. The increase in noninterest expense was primarily due to an increase in professional fees and advertising and promotion expenses, partially offset by a decrease in occupancy and equipment expense.
Professional fees increased $226,000, or 29.4%, and totaled $995,000 in 2010, compared to $769,000 in 2009. The increase was primarily related to legal costs associated with nonperforming loans, which totaled $475,000 in 2010, compared to $227,000 in 2009. Management expects that professional fees associated with nonperforming loans may continue at current levels or increase as we continue our workout efforts related to nonperforming and other loans with credit issues.
page 18     |     CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT

Comparison of Results of Operations for 2010 and 2009 (continued)
Advertising and promotion expense increased $55,000, or 105.8%, and totaled $107,000 in 2010, compared to $52,000 in 2009. The increase was due to costs associated with enhancement of marketing and presentation materials related to CFBank’s products and services.
Occupancy and equipment expense decreased $278,000, or 57.8%, and totaled $203,000 in 2010, compared to $481,000 in 2009. The decrease was due to the elimination of rent expense for the Company’s Fairlawn office as a result of the October 2009 acquisition of the remaining interest in Smith Ghent LLC, which owns the Fairlawn office building.
The ratio of noninterest expense to average assets increased to 2.96% in 2010, from 2.88% in 2009 due to an increase in noninterest expense and decrease in average assets in 2010. The efficiency ratio increased to 85.98% in 2010, from 83.60% in 2009 due to an increase in noninterest expense and decrease in net interest income and noninterest income (excluding gains on sales of securities) in 2010.
Income taxes. Income tax expense totaled $198,000 in 2010, compared to $1.6 million in 2009. Income tax expense decreased for the year ended December 31, 2010 due to a $2.3 million charge related to the valuation allowance against the deferred tax asset in 2010, compared to $4.3 million in 2009.
Comparison of Results of Operations for 2009 and 2008
General. Net loss totaled $9.9 million, or $2.51 per diluted common share, in 2009, compared to net income of $723,000, or $.16 per diluted common share, in 2008. The net loss for 2009 was primarily due to a $9.9 million provision for loan losses and a $4.3 million valuation allowance related to the deferred tax asset.
The $9.9 million provision for loan losses was recorded in response to adverse economic conditions affecting loan performance, which resulted in an increase in nonperforming loans and loan charge-offs. Nonperforming loans increased $10.8 million, and totaled $13.2 million at December 31, 2009, compared to $2.4 million at December 31, 2008. Net loan charge-offs increased $5.4 million, and totaled $5.9 million during 2009, compared to $482,000 in 2008. The net loan charge-offs and resultant net loss reduced the Company’s near term estimates of future taxable income and the amount of the deferred tax asset, primarily related to net operating loss carryforwards, considered realizable. The Company recorded a $4.3 million valuation allowance to reduce the carrying amount of the deferred tax asset to zero at December 31, 2009.
Net interest income. Net interest margin decreased to 3.13% during 2009, compared to 3.34% during 2008. The decrease was due to a decline in asset yields greater than the decline in funding costs. Yield on average interest-earning assets decreased 106 bp in 2009 due to an increase in nonperforming loans and downward repricing on adjustable-rate assets, as well as lower pricing on new loan production, in response to low market interest rates. Cost of average interest-bearing liabilities decreased 88 bp due to a decline in both deposit and borrowing costs, which reflected the sustained low market interest rate environment that existed in 2009. Management extended the terms of some liabilities to fix their cost at the low rates and to protect net interest margin should interest rates rise.
Net interest income decreased $203,000, or 2.3%, to $8.5 million in 2009, compared to $8.7 million in 2008. The decrease was due to a 13.2% decrease in interest income partially offset by a 25.1% decrease in interest expense. Interest income decreased due to a decline in the average yield on interest earning assets to 5.32% in 2009, from 6.38% in 2008. The decrease in income caused by the lower average yield was partially offset by an $11.2 million increase in average interest-earning assets in 2009 due to growth in average loan balances and other interest-earning assets, primarily short-term cash investments. The average cost of interest-bearing liabilities decreased to 2.50% in 2009, from 3.38% in 2008, due to continued low short-term interest rates in 2009. The decrease in expense caused by the lower cost was partially offset by a $3.1 million increase in the average balance of interest-bearing liabilities in 2009 due to deposit growth.
Interest income decreased $2.2 million, or 13.2%, to $14.4 million in 2009, compared to $16.6 million in 2008. The decrease was due to lower income on loans and securities. Interest income on loans decreased $2.0 million, or 13.1%, to $13.2 million in 2009, compared to $15.2 million in 2008, due to a lower average yield on loans partially offset by an increase in average loan balances. The average yield on loans decreased 97 bp to 5.56% in 2009, compared to 6.53% in 2008, due to an increase in nonperforming loans, lower market rates on new originations and downward repricing on adjustable-rate loans. Average loan balances increased $4.8 million, or 2.1%, and totaled $237.3 million in 2009, compared to $232.5 million in 2008, due to growth in commercial, commercial real estate and single-family residential real estate loans as a result of lower loan payoffs in 2009. Interest income on securities decreased $209,000, or 15.7%, and totaled $1.1 million in 2009, compared to $1.3 million in 2008, due to decreases in both the average balance of securities and the average yield on securities. The average balance of securities decreased $3.3 million and totaled $22.7 million in 2009, compared to $26.0 million in 2008, due to maturities and repayments in excess of purchases. The average yield on securities decreased 7 bp to 5.13% in 2009, compared to 5.20% in 2008, due to securities purchases in 2009 at lower yields.
CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT     |     page 19

Comparison of Results of Operations for 2009 and 2008 (continued)
Interest expense decreased $2.0 million, or 25.1%, to $5.9 million in 2009, compared to $7.9 million in 2008. The decrease was due to a decline in the average cost of both deposits and borrowings and a decline in average borrowing balances, partially offset by an increase in average deposit balances. Interest expense on deposits decreased $1.5 million, or 23.9%, to $4.7 million in 2009, compared to $6.2 million in 2008, due to a decrease in the average cost of deposits, partially offset by an increase in average deposit balances. The average cost of deposits decreased 95 bp, to 2.36% in 2009, compared to 3.31% in 2008, due to low short-term market interest rates positively impacting the cost of both existing and new deposits. Average deposit balances increased $12.9 million, or 6.9%, to $200.4 million in 2009, compared to $187.5 million in 2008, primarily due to growth in money market accounts. Interest expense on FHLB advances and other borrowings, including subordinated debentures, decreased $501,000, or 29.0%, to $1.2 million in 2009, compared to $1.7 million in 2008, due to a decrease in both the average cost and average balance of borrowings. The average cost of FHLB advances and other borrowings decreased 38 bp, to 3.29% in 2009, compared to 3.67% in 2008, due to lower short-term interest rates during 2009. The average balance of FHLB advances and other borrowings decreased $9.8 million, to $37.2 million in 2009, compared to $47.0 million in 2008, due to the repayment of FHLB advances with funds from the increase in deposits and cash flows from the securities portfolio.
Provision for loan losses. The provision for loan losses totaled $9.9 million in 2009, compared to $917,000 in 2008. The increase in the provision in 2009 was due to adverse economic conditions affecting loan performance, which resulted in an increase in nonperforming loans and loan charge-offs. The provision in 2009 was significantly impacted by a $3.3 million net charge-off related to a single commercial loan customer.
Nonperforming loans, which are nonaccrual loans and loans 90 days past due still accruing interest, increased $10.8 million and totaled $13.2 million, or 5.54% of total loans, at December 31, 2009, compared to $2.4 million, or 1.01% of total loans, at December 31, 2008. The increase in nonperforming loans was primarily related to deterioration in the multi-family residential, commercial real estate, and home equity lines of credit portfolios. The following table presents information regarding the number and balance of nonperforming loans at year-end 2009 and 2008.

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
Individually impaired loans totaled $13.7 million at December 31, 2009, compared to $2.3 million at December 31, 2008. Individually impaired loans are included in nonperforming loans, except for $1.3 million in troubled debt restructurings where customers have established a sustained period of repayment performance, loans are current according to their modified terms and repayment of the remaining contractual payments is expected. The amount of the ALLL specifically allocated to individually impaired loans totaled $2.0 million at December 31, 2009, compared to $514,000 at December 31, 2008.
page 20     |     CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT

Comparison of Results of Operations for 2009 and 2008 (continued)
The following table presents information on classified and criticized loans as of December 31, 2009 and 2008. No loans were classified loss at either date.

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

The increase in loans classified special mention and substandard was primarily related to deterioration in the commercial, multi-family residential, commercial real estate, and home equity lines of credit portfolios due to the adverse economic environment that existed in 2009 and its detrimental effect on collateral values and the ability of borrowers to make loan payments.
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
Net charge-offs totaled $5.9 million, or 2.47% of average loans in 2009, compared to $482,000, or 0.20% of average loans in 2008. The increase in net charge-offs in 2009 was primarily in the commercial and commercial real estate portfolios. Net commercial loan charge-offs included $3.3 million related to a single commercial loan customer. The following table presents information regarding net charge-offs for 2009 and 2008.

	FOR THE YEAR ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS)	2009	2008
Commercial	$3,703	$—
Single-family residential real estate	435	69
Multi-family residential real estate	287	—
Commercial real estate	1,109	—
Home equity lines of credit	385	360
Other consumer loans	2	53

Total	$5,921	$482

CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT      |      page 21

Comparison of Results of Operations for 2009 and 2008 (continued)
Noninterest income. Noninterest income totaled $1.4 million and increased $429,000, or 45.3%, in 2009, compared to $948,000 in 2008. The increase was due to a $483,000 increase in net gains on sales of loans and a $208,000 gain on the Company’s purchase of the remaining two-thirds interest in Smith Ghent LLC. These increases were partially offset by a $199,000 decrease in service charges on deposit accounts. Noninterest income in 2008 also included $54,000 in net gains on sales of securities. There were no security sales in 2009.
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
The $208,000 net gain on acquisition was due to recognition, at fair value, of the Company’s one-third ownership interest in Smith Ghent LLC, which was held prior to its purchase of the remaining two-thirds interest in October 2009.
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
FDIC premiums totaled $541,000 in 2009 and increased $455,000, from $86,000 in 2008. The increase was due to higher quarterly assessment rates, an increase in deposit balances and a $128,000 special assessment to restore the reserve ratio of the Deposit Insurance Fund (DIF), as announced on May 22, 2009 by the FDIC Board of Directors. A one-time FDIC credit issued to CFBank as a result of the Federal Deposit Insurance Reform Act of 2005 reduced premiums in 2008.
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
Salaries and employee benefits expense totaled $4.2 million and increased $108,000, or 2.7%, in 2009, compared to $4.1 million in 2008. The increase was due to increased staffing levels, salary adjustments and medical benefits expense, reduced by elimination of bonuses.
Professional fees totaled $769,000 and increased $211,000, or 37.8%, in 2009, compared to $558,000 in 2008. The increase was due to $99,000 in higher legal fees related to nonperforming loans and $142,000 in legal and forensic accounting services related to the investigation of unusual return item activity involving deposit accounts for a third party payment processor. The increases were partially offset by a $36,000 decrease in consulting fees related to the Company’s implementation of the internal control reporting requirements of Section 404 of the Sarbanes-Oxley Act.
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
page 22     |      CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT

AVERAGE BALANCES, INTEREST RATES AND YIELDS.
The following table presents, for the periods indicated, the total dollar amount of fully taxable equivalent interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed in both dollars and rates. Average balances are computed using month-end balances.

	FOR THE YEARS ENDED DECEMBER 31,
	2010			2009			2008
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
(DOLLARS IN THOUSANDS)	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate
Interest-earning assets:
Securities (1) (2)	$25,160	$658	2.69%	$22,692	$1,120	5.13%	$25,951	$1,329	5.20%
Loans and loans held for sale (3)	214,747	11,813	5.50%	237,322	13,197	5.56%	232,550	15,193	6.53%
Other earning assets	23,960	61	0.25%	10,251	32	0.31%	513	8	1.56%
FHLB stock	1,942	85	4.38%	2,053	97	4.72%	2,064	107	5.18%

Total interest-earning assets	265,809	12,617	4.76%	272,318	14,446	5.32%	261,078	16,637	6.38%
Noninterest-earning assets	19,039			14,330			16,398

Total assets	$284,848			$286,648			$277,476

Interest-bearing liabilities:
Deposits	$212,952	3,318	1.56%	$200,438	4,723	2.36%	$187,495	6,210	3.31%
FHLB advances and other borrowings	29,264	865	2.96%	37,214	1,224	3.29%	47,013	1,725	3.67%

Total interest-bearing liabilities	242,216	4,183	1.73%	237,652	5,947	2.50%	234,508	7,935	3.38%

Noninterest-bearing liabilities	23,289			18,976			16,009

Total liabilities	265,505			256,628			250,517
Equity	19,343			30,020			26,959

Total liabilities and equity	$284,848			$286,648			$277,476

Net interest-earning assets	$23,593			$34,666			$26,570

Net interest income/interest rate spread		$8,434	3.03%		$8,499	2.82%		$8,702	3.00%

Net interest margin			3.18%			3.13%			3.34%

Average interest-earning assets to average interest-bearing liabilities	109.74%			114.59%			111.33%

(1)	Average balance is computed using the carrying value of securities.

Average yield is computed using the historical amortized cost average balance for available for sale securities.

(2)	Average yields and interest earned are stated on a fully taxable equivalent basis.

(3)	Average balance is computed using the recorded investment in loans net of the ALLL and includes nonperforming loans.
CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT      |      page 23

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

	YEAR ENDED DECEMBER 31, 2010			YEAR ENDED DECEMBER 31, 2009
	COMPARED TO YEAR ENDED DECEMBER 31, 2009			COMPARED TO YEAR ENDED DECEMBER 31, 2008
	INCREASE (DECREASE) DUE TO			INCREASE (DECREASE) DUE TO
(DOLLARS IN THOUSANDS)	RATE	VOLUME	NET	RATE	VOLUME	NET
Interest-earning assets:
Securities (1)	$(582)	$120	$(462)	$(20)	$(189)	$(209)
Loans and loans held for sale	(141)	(1,243)	(1,384)	(2,301)	305	(1,996)
Other earning assets	(7)	36	29	(11)	35	24
FHLB stock	(7)	(5)	(12)	(9)	(1)	(10)

Total interest-earning assets	(737)	(1,092)	(1,829)	(2,341)	150	(2,191)

Interest-bearing liabilities:
Deposits	(1,684)	279	(1,405)	(1,892)	405	(1,487)
FHLB advances and other borrowings	(116)	(243)	(359)	(166)	(335)	(501)

Total interest-bearing liabilities	(1,800)	36	(1,764)	(2,058)	70	(1,988)

Net change in net interest income	$1,063	$(1,128)	$(65)	$(283)	$80	$(203)

(1)	Securities amounts are presented on a fully taxable equivalent basis.
page 24      |      CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT

Quantitative and Qualitative Disclosures about Market Risk
Market risk is the risk of loss from adverse changes in market prices and interest rates. We have not engaged in and, accordingly, have no risk related to trading accounts, commodities or foreign exchange. Our hedging policy allows hedging activities, such as interest rate swaps, up to 10% of total assets. Disclosures about our hedging activities are set forth in Note 19 to our consolidated financial statements. The Company’s market risk arises primarily from interest rate risk inherent in our lending, investing, deposit gathering and borrowing activities. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on- and off-balance-sheet transactions are aggregated and the resulting net positions are identified. Disclosures about fair value are set forth in Note 5 to our consolidated financial statements.
Management actively monitors and manages interest rate risk. The primary objective in managing interest rate risk is to limit, within established guidelines, the adverse impact of changes in interest rates on our net interest income and capital. We measure the effect of interest rate changes on CFBank’s net portfolio value (NPV), which is the difference between the estimated market value of its assets and liabilities under different interest rate scenarios. The change in the NPV ratio is a long-term measure of what might happen to the market value of financial assets and liabilities over time if interest rates changed instantaneously and the Company did not change existing strategies. At December 31, 2010, CFBank’s NPV ratios, using interest rate shocks ranging from a 300 bp rise in rates to a 100 bp decline in rates are shown in the following table. All values are within the acceptable range established by CFBank’s Board of Directors.
NET PORTFOLIO VALUE AS A PERCENT OF ASSETS (CFBANK ONLY)

BASIS POINT CHANGE IN RATES	NPV RATIO
+300	9.22%
+200	9.56%
+100	9.48%
+50	9.27%
0	9.13%
-50	8.83%
-100	8.72%
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
We continue to originate substantially all fixed-rate single-family mortgage loans for sale rather than retain long-term, low fixed-rate loans in portfolio. We continue to originate commercial, commercial real estate and multi-family residential mortgage loans for our portfolio, which, in many cases, have adjustable interest rates. Many of these loans have interest-rate floors, which protect income to CFBank should rates continue to fall. Due to the current historic low level of market interest rates in 2009 through 2010, the terms of some liabilities were extended to fix their cost at low levels and to protect net interest margin should interest rates rise. See the section titled “Financial Condition — Deposits” for information regarding the use of brokered deposits to extend liabilities and increase on-balance-sheet liquidity.
CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT       |       page 25

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
CFBank is required by regulation to maintain sufficient liquidity to ensure its safe and sound operation. Thus, adequate liquidity may vary depending on CFBank’s overall asset/liability structure, market conditions, the activities of competitors and the requirements of its own deposit and loan customers, and regulatory considerations. Management believes that CFBank’s liquidity is sufficient.
Liquidity management is both a daily and long-term responsibility of management. We adjust our investments in liquid assets, primarily cash, short-term investments and other assets that are widely traded in the secondary market, based on our ongoing assessment of expected loan demand, expected deposit flows, yields available on interest-earning deposits and securities and the objective of our asset/liability management program. In addition to liquid assets, we have other sources of liquidity available including, but not limited to, access to advances from the FHLB, borrowings from the Federal Reserve Bank (FRB), and the ability to obtain deposits by offering above-market interest rates. Under a directive from the OTS dated April 6, 2010, CFBank may not increase the amount of brokered deposits above $76.4 million, excluding interest credited, without the prior non-objection of the OTS. Brokered deposits totaled $68.0 million at December 31, 2010.
The following table summarizes CFBank’s cash available from liquid assets and borrowing capacity at December 31, 2010 and 2009.

	AT DECEMBER 31,
(DOLLARS IN THOUSANDS)	2010	2009
Cash and unpledged securities	$43,352	$5,033
Additional borrowing capacity at the FHLB	426	7,720
Additional borrowing capacity at the FRB	25,977	12,129
Unused commercial bank lines of credit	3,000	8,000

Total	$72,755	$32,882

Cash available from liquid assets and borrowing capacity increased to $72.8 million at December 31, 2010 from $32.9 million at December 31, 2009. Cash and unpledged securities increased $38.3 in 2010 due to the use of brokered deposits to increase on-balance-sheet liquidity. As of December 31, 2010, CFBank, under the directive by the OTS as previously discussed, has the ability to obtain an additional $8.4 million in brokered deposits for liquidity and asset/liability management purposes, as needed. CFBank’s additional borrowing capacity with the FHLB decreased to $426,000 at December 31, 2010, from $7.7 million at December 31, 2009, primarily due to tightening of overall credit policies by the FHLB during the current year and increased collateral requirements as a result of the credit performance of CFBank’s loan portfolio. CFBank’s additional borrowing capacity at the FRB increased to $26.0 million at December 31, 2010 from $12.1 million at December 31, 2009 due to additional commercial real estate loans pledged as collateral with the FRB in 2010. FRB borrowing programs are limited to short-term, overnight funding, and would not be available to CFBank for longer term funding needs. Unused commercial bank lines of credit decreased to $3.0 million at December 31, 2010 and zero at March 1, 2011, from $8.0 million at December 31, 2009, due to non-renewal of the lines of credit as a result of the credit performance of CFBank’s loan portfolio and its effect on CFBank’s financial performance. CFBank’s borrowing capacity may be negatively impacted by changes such as, but not limited to, further tightening of credit policies by the FHLB or FRB, further deterioration in the credit performance of CFBank’s loan portfolio or CFBank’s financial performance, a decline in the balance of pledged collateral, deterioration in CFBank’s capital below well-capitalized levels or certain situations where a well-capitalized institution is under a formal regulatory enforcement action.
We rely primarily on a willingness to pay market-competitive interest rates to attract and retain retail deposits. Accordingly, rates offered by competing financial institutions affect our ability to attract and retain deposits. Deposits are obtained predominantly from the areas in which CFBank offices are located, and brokered deposits are accepted. We use brokered deposits as an element of a diversified funding strategy and an alternative to borrowings. Management regularly
page 26       |      CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT

Liquidity and Capital Resources (continued)
compares rates on brokered deposits with other funding sources in order to determine the best mix of funding sources, balancing the costs of funding with the mix of maturities. Although CFBank customers participate in the CDARS program, CDARS deposits are considered brokered deposits by regulation. Brokered deposits, including CDARS deposits, totaled $68.0 million at December 31, 2010 and $53.4 million at December 31, 2009. Current regulatory restrictions limit an institution’s use of brokered deposits in situations where capital falls below well-capitalized levels and in certain situations where a well-capitalized institution is under a formal regulatory enforcement action. CFBank was not subject to these regulatory restrictions on the use of brokered deposits at December 31, 2010. CFBank was, however, subject to a $76.4 million limit on the amount of its brokered deposits as a result of a directive from the OTS dated April 6, 2010, as described previously.
CFBank could raise additional deposits by offering above-market interest rates. Current regulatory restrictions limit an institution’s ability to pay above-market interest rates in situations where capital falls below well-capitalized levels or in certain situations where a well-capitalized institution is under a formal regulatory enforcement action. CFBank was not subject to regulatory restrictions on its ability to pay above-market interest rates at December 31, 2010. CFBank relies on competitive interest rates, customer service, and relationships with customers to retain deposits. To promote and stabilize liquidity in the banking and financial services sector, the FDIC, as included in the Dodd-Frank Act as previously discussed, permanently increased deposit insurance coverage from $100,000 to $250,000 per depositor. CFBank is a participant in the FDIC’s program which provides unlimited deposit insurance coverage, through December 31, 2012, for noninterest-bearing transaction accounts. Based on our historical experience with deposit retention, current retention strategies and participation in programs offering additional FDIC insurance protection, we believe that, although it is not possible to predict future terms and conditions upon renewal, a significant portion of existing deposits will remain with CFBank.
The Holding Company, as a savings and loan holding company, has more limited sources of liquidity than CFBank. In general, in addition to its existing liquid assets, sources of liquidity include funds raised in the securities markets through debt or equity offerings, dividends received from its subsidiaries, or the sale of assets. Pursuant to an agreement with OTS effective May 2010, the Holding Company may not incur, issue, renew, redeem, or rollover any debt, or otherwise incur any additional debt, other than liabilities that are incurred in the ordinary course of business to acquire goods and services, without the prior non-objection of the OTS. Additionally, the Holding Company is not able to declare, make, or pay any cash dividends or any other capital distributions, or purchase, repurchase, or redeem, or commit to purchase, repurchase or redeem any Holding Company equity stock without the prior non-objection of the OTS. Pursuant to a notice from the OTS dated October 20, 2010, the Holding Company may not pay interest on debt or commit to do so without the prior, written non-objection of the OTS. The agreement with and notice from the OTS do not restrict the Holding Company’s ability to raise funds in the securities markets through equity offerings.
At December 31, 2010, the Holding Company and its subsidiaries, other than CFBank, had cash of $855,000 available to meet cash needs. Annual debt service on the subordinated debentures is currently approximately $162,500. The subordinated debentures have a variable rate of interest, reset quarterly, equal to the three-month London Interbank Offered Rate (LIBOR) plus 2.85%. The total rate in effect was 3.15% at December 31, 2010. An increase in the three-month LIBOR would increase the debt service requirement of the subordinated debentures. Annual dividends on the preferred stock are approximately $361,000 at the current 5% level, which is scheduled to increase to 9% after February 14, 2013. Annual operating expenses are expected to be approximately $700,000 in 2011. The Holding Company’s available cash at December 31, 2010 is sufficient to cover cash needs, at their current level, for approximately eight months. The Board of Directors elected to defer the November 15, 2010 and February 15, 2011 scheduled dividend payments related to the preferred stock and the December 30, 2010 and March 30, 2011 interest payments on the subordinated debentures in order to preserve cash at the Holding Company. The Company expects that the Board will also elect to defer future payments. See Notes 11 and 16 to our consolidated financial statements for additional information regarding deferral of these payments. The Holding Company has a signed agreement to sell two parcels of land adjacent to the Company’s Fairlawn headquarters for approximately $535,000. Proceeds from the sale, which is expected to close by the third quarter of 2011, will improve the cash position of the Holding Company. On an annual basis, deferral of the interest and dividend payments and proceeds from the sale would increase cash available to meet operating expenses by approximately $1.1 million and extend the cash coverage to approximately two years.
Banking regulations limit the amount of dividends that can be paid to the Holding Company by CFBank without prior approval of the OTS. Generally, financial institutions may pay dividends without prior approval as long as the dividend is not more than the total of the current calendar year-to-date earnings plus any earnings from the previous two years not already paid out in dividends, and as long as the financial institution remains well capitalized after the dividend payment. As of December 31, 2010, CFBank may pay no dividends to the Holding Company without OTS approval. Future dividend payments by CFBank to the Holding Company would be based on future earnings or the approval of the OTS. The Holding Company is significantly dependent on dividends from CFBank to provide the liquidity necessary to meet its obligations. In view of the uncertainty surrounding CFBank’s future ability to pay dividends to the Holding Company, management is exploring additional sources of funding to support its working capital needs. In the current economic environment, however, there can be no assurance that it will be able to do so or, if it can, what the cost of doing so will be.
CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT      |       page 27

Liquidity and Capital Resources (continued)
At December 31, 2010, CFBank exceeded all of its regulatory capital requirements to be considered well-capitalized. Tier 1 capital level was $18.0 million, or 6.6% of adjusted total assets, which exceeded the required level of $13.6 million, or 5.0%. Tier 1 risk-based capital level was $18.0 million, or 9.4% of risk-weighted assets, which exceeded the required level of $11.5 million, or 6.0%. Risk-based capital was $20.4 million, or 10.7% of risk-weighted assets, which exceeded the required level of $19.1 million, or 10.0%.
See Note 18 to our consolidated financial statements for more information regarding regulatory capital matters.
Impact of Inflation
The financial statements and related data presented herein have been prepared in accordance with U.S. generally accepted accounting principles, which presently require us to measure financial position and results of operations primarily in terms of historical dollars. Changes in the relative value of money due to inflation are generally not considered. In our opinion, changes in interest rates affect our financial condition to a far greater degree than changes in the inflation rate. While interest rates are generally influenced by changes in the inflation rate, they do not move concurrently. Rather, interest rate volatility is based on changes in the expected rate of inflation, as well as changes in monetary and fiscal policy. A financial institution’s ability to be relatively unaffected by changes in interest rates is a good indicator of its ability to perform in a volatile economic environment. In an effort to protect performance from the effects of interest rate volatility, we review interest rate risk frequently and take steps to minimize detrimental effects on profitability.
Critical Accounting Policies
We follow financial accounting and reporting policies that are in accordance with U.S. generally accepted accounting principles and conform to general practices within the banking industry. These policies are presented in Note 1 to our consolidated financial statements. Some of these accounting policies are considered to be critical accounting policies, which are those policies that are both most important to the portrayal of the Company’s financial condition and results of operations, and require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Application of assumptions different than those used by management could result in material changes in our financial condition or results of operations. These policies, current assumptions and estimates utilized, and the related disclosure of this process, are determined by management and routinely reviewed with the Audit Committee of the Board of Directors. We believe that the judgments, estimates and assumptions used in the preparation of the consolidated financial statements were appropriate given the factual circumstances at the time.
We have identified accounting policies that are critical accounting policies, and an understanding of these policies is necessary to understand our financial statements. The following discussion details the critical accounting policies and the nature of the estimates made by management.
Determination of the allowance for loan losses. The ALLL represents management’s estimate of probable incurred credit losses in the loan portfolio at each balance sheet date. The allowance consists of general and specific components. The general component covers loans not classified as impaired and is based on historical loss experience, adjusted for current factors. Current factors considered include, but are not limited to, management’s oversight of the portfolio, including lending policies and procedures; nature, level and trend of the portfolio, including past due and nonperforming loans, loan concentrations, loan terms and other characteristics; current economic conditions and outlook; collateral values; and other items. The specific component of the ALLL relates to loans that are individually classified as impaired. Nonperforming loans exceeding policy thresholds are regularly reviewed to identify impairment. A loan is impaired when, based on current information and events, it is probable that CFBank will be unable to collect all amounts due according to
page 28       |      CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT

Critical Accounting Policies (continued)
the contractual terms of the loan agreement. Determining whether a loan is impaired and whether there is an impairment loss requires judgment and estimates, and the eventual outcomes may differ from estimates made by management. The determination of whether a loan is impaired includes review of historical data, judgments regarding the ability of the borrower to meet the terms of the loan, an evaluation of the collateral securing the loan and estimation of its value, net of selling expenses, if applicable, various collection strategies and other factors relevant to the loan or loans. Impairment is measured based on the fair value of collateral, less costs to sell, if the loan is collateral dependent, or alternatively, the present value of expected future cash flows discounted at the loan’s effective rate, if the loan is not collateral dependent. When the selected measure is less than the recorded investment in the loan, an impairment loss is recorded. As a result, determining the appropriate level for the ALLL involves not only evaluating the current financial situation of individual borrowers or groups of borrowers, but also current predictions about future events that could change before an actual loss is determined. Based on the variables involved and the fact that management must make judgments about outcomes that are inherently uncertain, the determination of the ALLL is considered to be a critical accounting policy. Additional information regarding this policy is included in the previous section titled “Financial Condition — Allowance for loan losses” and in Notes 1, 3 and 5 to our consolidated financial statements.
Valuation of the deferred tax asset. Another critical accounting policy relates to valuation of the deferred tax asset, which includes the benefit of loss carryforwards which expire in varying amounts in future periods. At year-end 2010, the Company had net operating loss carryforwards of approximately $13.2 million which expire at various dates from 2024 to 2030. Realization is dependent on generating sufficient future taxable income prior to expiration of the loss carryforwards. The Company’s net losses in 2009 and 2010 reduced management’s near term estimate of future taxable income, and reduced to zero the amount of the net deferred tax asset considered realizable. At December 31, 2010 the valuation allowance totaled $6.7 million, compared to $4.3 million at December 31, 2009. Additional information regarding this policy is included in Notes 1 and 13 to our consolidated financial statements.
Fair value of financial instruments. Another critical accounting policy relates to fair value of financial instruments, which are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. Additional information is included in Notes 1 and 5 to our consolidated financial statements.
Market Prices and Dividends Declared
The common stock of Central Federal Corporation trades on the Nasdaq® Capital Market under the symbol “CFBK.” As of December 31, 2010, there were 4,127,798 shares of common stock outstanding and 518 record holders.
The following table shows the quarterly reported high and low sales prices of the common stock during 2010 and 2009. There were no dividends declared during 2010 or 2009.

	HIGH	LOW
2010
First quarter	$1.87	$0.83
Second quarter	2.00	1.19
Third quarter	1.70	0.88
Fourth quarter	1.25	0.45

2009
First quarter	$3.45	$2.00
Second quarter	3.50	2.26
Third quarter	3.00	1.85
Fourth quarter	2.60	1.05
As a participant in the TARP Capital Purchase Program and pursuant to an agreement with the OTS, the Company is subject to certain terms and conditions, including limits on the payment of dividends on the Company’s common stock. Additional information is contained in the section titled “Financial Condition — Stockholders’ equity” and in Note 16 to our consolidated financial statements.
CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT      |       page 29

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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2010.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.
This annual report does not contain an audit report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to audit by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Eloise L. Mackus
Chief Executive Officer,
General Counsel and Corporate Secretary

Therese Ann Liutkus, CPA
President, Treasurer and Chief Financial Officer
March 30, 2011
page 30      |      CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT

FINANCIAL STATEMENTS
Report Of Independent Registered Public Accounting Firm On Consolidated Financial Statements
The Board of Directors and Stockholders
Central Federal Corporation
Fairlawn, Ohio
We have audited the accompanying consolidated balance sheets of Central Federal Corporation as of December 31, 2010 and 2009 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Federal Corporation as of December 31, 2010 and 2009 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Crowe Horwath LLP
Cleveland, Ohio
March 30, 2011
CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT       |       page 31

Consolidated Balance Sheets

	DECEMBER 31,
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	2010	2009

Assets
Cash and cash equivalents	$34,275	$2,973
Securities available for sale	28,798	21,241
Loans held for sale	1,953	1,775
Loans, net of allowance of $9,758 and $7,090	190,767	232,003
Federal Home Loan Bank stock	1,942	1,942
Loan servicing rights	57	88
Foreclosed assets, net	4,509	—
Premises and equipment, net	6,016	7,003
Assets held for sale	535	—
Other intangible assets	129	169
Bank owned life insurance	4,143	4,017
Accrued interest receivable and other assets	2,108	2,531

	$275,232	$273,742

Liabilities and Stockholders’ Equity
Deposits
Noninterest bearing	$20,392	$17,098
Interest bearing	206,989	193,990

Total deposits	227,381	211,088
Short-term Federal Home Loan Bank advances	—	2,065
Long-term Federal Home Loan Bank advances	23,942	29,942
Advances by borrowers for taxes and insurance	213	161
Accrued interest payable and other liabilities	2,552	2,104
Subordinated debentures	5,155	5,155

Total liabilities	259,243	250,515
Stockholders’ equity
Preferred stock, Series A, $.01 par value; $7,225 aggregate liquidation value, 1,000,000 shares authorized; 7,225 shares issued	7,069	7,021
Common stock, $.01 par value; shares authorized; 12,000,000, shares issued: 4,686,331 in 2010 and 4,658,120 in 2009	47	47
Common stock warrant	217	217
Additional paid-in capital	27,542	27,517
Accumulated deficit	(16,313)	(9,034)
Accumulated other comprehensive income	672	704
Treasury stock, at cost; 558,533 shares	(3,245)	(3,245)

Total stockholders’ equity	15,989	23,227

	$275,232	$273,742

(See accompanying notes.)
page 32      |      CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT

Consolidated Statements of Operations

	YEARS ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	2010	2009	2008
Interest and dividend income
Loans, including fees	$11,813	$13,197	$15,193
Securities	658	1,120	1,329
Federal Home Loan Bank stock dividends	85	97	107
Federal funds sold and other	61	32	8

	12,617	14,446	16,637

Interest expense
Deposits	3,318	4,723	6,210
Short-term Federal Home Loan Bank advances and other debt	—	1	541
Long-term Federal Home Loan Bank advances and other debt	698	1,027	850
Subordinated debentures	167	196	334

	4,183	5,947	7,935

Net interest income	8,434	8,499	8,702
Provision for loan losses	8,468	9,928	917

Net interest income (loss) after provision for loan losses	(34)	(1,429)	7,785
Noninterest income
Service charges on deposit accounts	294	345	544
Net gains on sales of loans	866	642	159
Loan servicing fees, net	21	36	34
Net gains on sales of securities	468	—	54
Earnings on bank owned life insurance	126	125	123
Gain on acquisition	—	208	—
Other	19	21	34

	1,794	1,377	948

Noninterest expense
Salaries and employee benefits	4,211	4,166	4,058
Occupancy and equipment	203	481	485
Data processing	625	616	687
Franchise taxes	338	346	308
Professional fees	995	769	558
Director fees	137	108	136
Postage, printing and supplies	151	162	159
Advertising and promotion	107	52	45
Telephone	106	103	91
Loan expenses	83	82	20
Foreclosed assets, net	4	(1)	(3)
Depreciation	508	483	683
FDIC premiums	581	541	86
Amortization of intangibles	40	6	—
Other	343	348	436

	8,432	8,262	7,749

Income (loss) before income taxes	(6,672)	(8,314)	984

Income tax expense	198	1,577	261

Net income (loss)	(6,870)	(9,891)	723
Preferred stock dividends and accretion of discount on preferred stock	(410)	(407)	(29)

Net income (loss) available to common stockholders	$(7,280)	$(10,298)	$694

Earnings (loss) per common share:
Basic	$(1.77)	$(2.51)	$0.16
Diluted	$(1.77)	$(2.51)	$0.16
(See accompanying notes.)
CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT       |       page 33

Consolidated Statements of Changes in Stockholders’ Equity

	YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
					RETAINED	ACCUMULATED
			COMMON		EARNINGS	OTHER		TOTAL
	PREFERRED	COMMON	STOCK	ADDITIONAL	(ACCUMULATED	COMPREHENSIVE	TREASURY	STOCKHOLDERS’
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	STOCK	STOCK	WARRANT	PAID-IN CAPITAL	DEFICIT)	INCOME	STOCK	EQUITY

Balance at January 1, 2008	$—	$46	$—	$27,348	$1,411	$187	$(1,613)	$27,379
Comprehensive income:
Net income					723			723
Change in unrealized gain (loss) on securities available for sale, net of reclassification and tax effects						163		163

Total comprehensive income								886
Issuance of 7,225 shares preferred stock and 336,568 common stock warrants, net of offering costs of $22	6,986		217					7,203
Accretion of discount on preferred stock	3				(3)			—
Issuance of 31,750 stock based incentive plan shares		1						1
Release of 23,417 stock based incentive plan shares, net of forfeitures				127				127
Tax benefits from dividends on unvested stock based incentive plan shares				3				3
Tax effect from vesting of stock based incentive plan shares				(45)				(45)
Stock option expense, net of forfeitures				22				22
Purchase of 365,000 treasury shares							(1,632)	(1,632)
Preferred stock dividends					(26)			(26)
Cash dividends declared on common stock ($0.20 per share)					(843)			(843)

Balance at December 31, 2008	6,989	47	217	27,455	1,262	350	(3,245)	33,075
Comprehensive loss:
Net loss					(9,891)			(9,891)
Change in unrealized gain (loss) on securities available for sale, net of reclassification and tax effects						354		354

Total comprehensive loss								(9,537)
Preferred stock offering costs	(13)							(13)
Accretion of discount on preferred stock	45				(45)			—
Release of 11,921 stock based incentive plan shares, net of forfeitures				55	2			57
Tax benefits from dividends on unvested stock based incentive plan shares				1				1
Tax effect from vesting of stock based incentive plan shares				(20)				(20)
Stock option expense, net of forfeitures				26				26
Preferred stock dividends					(362)			(362)

Balance at December 31, 2009	$7,021	$47	$217	$27,517	$(9,034)	$704	$(3,245)	$23,227

(Continued on next page.)
page 34       |       CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT

Consolidated Statements of Changes in Stockholders’ Equity (continued)

	YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
					RETAINED	ACCUMULATED
			COMMON		EARNINGS	OTHER		TOTAL
	PREFERRED	COMMON	STOCK	ADDITIONAL	(ACCUMULATED	COMPREHENSIVE	TREASURY	STOCKHOLDERS’
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	STOCK	STOCK	WARRANT	PAID-IN CAPITAL	DEFICIT)	INCOME	STOCK	EQUITY

Balance at January 1, 2010	$7,021	$47	$217	$27,517	$(9,034)	$704	$(3,245)	$23,227
Comprehensive loss:
Net loss					(6,870)			(6,870)
Change in unrealized gain (loss) on securities available for sale, net of reclassification and tax effects						(32)		(32)

Total comprehensive loss								(6,902)
Accretion of discount on preferred stock	48				(48)			—
Release of 2,817 stock based incentive plan shares, net of forfeitures				5	1			6
Tax effect from vesting of stock based incentive plan shares				19				19
Stock option expense, net of forfeitures				1				1
Preferred stock dividends					(362)			(362)

Balance at December 31, 2010	$7,069	$47	$217	$27,542	$(16,313)	$672	$(3,245)	$15,989

(See accompanying notes.)
CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT       |       page 35

Consolidated Statements of Cash Flows

	YEARS ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	2010	2009	2008
Net income (loss)	$(6,870)	$(9,891)	$723

Adjustments to reconcile net income (loss) to net cash from operating activities:
Provision for loan losses	8,468	9,928	917
Valuation (gain) loss on mortgage servicing rights	1	(4)	3
Depreciation	508	483	683
Amortization, net	509	(38)	(55)
Net realized gain on sales of securities	(468)	—	(54)
Originations of loans held for sale	(79,506)	(66,024)	(26,973)
Proceeds from sale of loans held for sale	80,192	63,312	27,306
Net gain on sale of loans	(866)	(642)	(159)
Valuation loss on loans transferred from held for sale to portfolio	—	5	—
Net gain on acquisition	—	(208)	—
Loss (gain) on disposal of premises and equipment	1	—	(1)
Loss (gain) on sale of foreclosed assets	—	(1)	(22)
FHLB stock dividends	—	—	(81)
Stock-based compensation expense	7	83	149
Change in deferred income taxes (net of change in valuation allowance)	198	1,579	314
Net change in:
Bank owned life insurance	(126)	(125)	(123)
Accrued interest receivable and other assets	632	(542)	(262)
Accrued interest payable and other liabilities	367	(442)	(457)

Net cash from operating activities	3,047	(2,527)	1,908

Cash flows from investing activities
Available-for-sale securities:
Sales	13,632	—	2,064
Maturities, prepayments and calls	7,173	6,419	10,103
Purchases	(28,599)	(3,698)	(6,917)
Loan originations and payments, net	18,086	(4,403)	(4,401)
Loans purchased	—	(2,231)	—
Proceeds from sale of portfolio loans	10,073	—	—
Proceeds from redemption of FHLB stock	—	167	—
Purchase of FHLB stock	—	—	(65)
Additions to premises and equipment	(56)	(40)	(212)
Proceeds from the sale of premises and equipment	—	1	1
Proceeds from the sale of foreclosed assets	—	28	231
Net cash used in acquisition	—	(675)	—

Net cash from investing activities	$20,309	$(4,432)	$804

(Continued on next page.)
page 36       |       CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT

Consolidated Statements of Cash Flows (continued)

	YEARS ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	2010	2009	2008

Cash flows from financing activities
Net change in deposits	$16,230	$3,363	$13,247
Net change in short-term borrowings from the FHLB and other debt	(2,065)	(3,785)	(32,400)
Proceeds from long-term FHLB advances and other debt	—	17,942	14,000
Repayments on long-term FHLB advances and other debt	(6,000)	(11,200)	(2,000)
Net change in advances by borrowers for taxes and insurance	52	(6)	13
Cash dividends paid on common stock	—	(205)	(860)
Cash dividends paid on preferred stock	(271)	(341)	—
Proceeds from issuance of preferred stock and common stock warrant	—	—	7,203
Costs associated with issuance of preferred stock	—	(13)	—
Purchase of treasury shares	—	—	(1,632)

Net cash from financing activities	7,946	5,755	(2,429)

Net change in cash and cash equivalents	31,302	(1,204)	283
Beginning cash and cash equivalents	2,973	4,177	3,894

Ending cash and cash equivalents	$34,275	$2,973	$4,177

Supplemental cash flow information:
Interest paid	$4,152	$6,095	$7,340
Income taxes paid	(25)	—	51

Supplemental noncash disclosures:
Transfers from loans to foreclosed assets	$4,509	$174	$123
Premises and equipment transferred to assets held for sale	535	—	—
Loans issued to finance the sale of repossessed assets	—	162	—
Loans transferred from held for sale to portfolio	—	1,852	—
(See accompanying notes.)
CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT       |       page 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
NOTE 1 — Summary of Significant Accounting Policies
Nature of Operations and Principles of Consolidation: The consolidated financial statements include Central Federal Corporation, its wholly-owned subsidiaries, CFBank, Ghent Road, Inc., and Smith Ghent LLC, together referred to as “the Company”. Ghent Road, Inc. was formed in 2006 and owns real property. Prior to October 2009, the Company owned a one-third interest in Smith Ghent LLC, which owns the Company’s headquarters in Fairlawn, Ohio. The Company purchased the remaining two-thirds interest in October 2009. Intercompany transactions and balances are eliminated in consolidation.
CFBank provides financial services through its four full-service banking offices in Fairlawn, Calcutta, Wellsville and Worthington, Ohio. Its primary deposit products are checking, savings, money market and term certificate accounts, and its primary lending products are commercial and residential mortgages and commercial and installment loans. Substantially all loans are secured by specific items or combinations of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, the customers’ ability to repay their loans is dependent on the real estate and general economic conditions in the customers’ geographic areas.
Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles (GAAP), management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses (ALLL), deferred tax assets, and fair values of financial instruments are particularly subject to change.
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
Management evaluates securities for other-than-temporary impairment (OTTI) at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or will more likely than not be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.
Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at fair value, as determined by outstanding commitments from investors. The company adopted the option to account for loans held for sale at fair value for all loans originated beginning January 1, 2010.
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
page 38       |       CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT

NOTE 1— Summary of Significant Accounting Policies (continued)
Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, adjusted for purchase premiums and discounts, deferred loan fees and costs, and an ALLL. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments. The recorded investment in loans includes accrued interest receivable. Commercial loans include loans to businesses collateralized by business assets. Single-family residential real estate loans include loans to individuals collateralized by one- to four-family residences. Multi-family residential real estate loans include loans to individuals and companies collateralized by multi-family residences, including apartment buildings and condominiums. Commercial real estate loans include loans to individuals and businesses collateralized by owner and non-owner occupied properties and land. Construction loans include loans to individuals and companies for the construction of residential and commercial properties. Consumer loans include home equity lines of credit, both originated by CFBank and purchased, and other types of consumer installment loans and credit cards.
The accrual of interest income on commercial loans, single-family residential real estate loans, multi-family residential real estate loans, commercial real estate loans, construction loans and home equity lines of credit is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Other consumer loans are typically charged off no later than 90 days past due. Past due status is based on the contractual terms of the loan for all portfolio segments.
Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogenous loans that are collectively evaluated for impairment and individually classified impaired loans.
For all classes of loans, interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Commercial, multi-family residential real estate loans and commercial real estate loans placed on nonaccrual status are individually classified as impaired loans. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
CFBank’s charge-off policy for commercial loans, single-family residential real estate loans, multi-family residential real estate loans, commercial real estate loans, construction loans and home equity lines of credit requires management to establish a specific reserve or record a charge-off as soon as it is apparent that the borrower is troubled and there is, or likely will be a collateral shortfall related to the estimated value of the collateral securing the loan. For all portfolio segments, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.
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
Allowance for Loan Losses: The ALLL is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off.
The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired.
A loan is impaired when, based on current information and events, it is probable that CFBank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.
Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.
CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT       |       page 39

NOTE 1 — Summary of Significant Accounting Policies (continued)
All classes of loans within the commercial, multi-family residential and commercial real estate segments, regardless of size, and all other classes of loans over $500 are individually evaluated for impairment when they are 90 days past due, or earlier than 90 days past due if information regarding the payment capacity of the borrower indicates that payment in full according to the loan terms is doubtful. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance loans, such as consumer and single-family residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures. Troubled debt restructurings are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the amount of reserve is determined in accordance with the accounting policy for the ALLL.
The general component covers non-impaired loans of all classes and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the most recent year. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.
The following portfolio segments have been identified: commercial loans; single-family mortgage loans; multi-family residential real estate loans; commercial real estate loans; construction loans; home equity lines of credit; and other consumer loans.
A description of each segment of the loan portfolio, along with the risk characteristics of each segment is included below:
Commercial loans: We make commercial loans to businesses generally located within our primary market area. Those loans are generally secured by business equipment, inventory, accounts receivable and other business assets. In underwriting commercial loans, we consider the net operating income of the company, the debt service ratio and the financial strength, expertise and credit history of the business owners and/or guarantors. Because payments on commercial loans are dependent on successful operation of the business enterprise, repayment of such loans may be subject to a greater extent to adverse conditions in the economy. We seek to mitigate these risks through underwriting policies which require such loans to be qualified at origination on the basis of the enterprise’s financial performance and the financial strength of the business owners and/or guarantors.
Single-family mortgage loans: Single-family mortgage loans include permanent conventional mortgage loans secured by single-family residences located within and outside of our primary market area. Credit approval for residential real estate loans requires demonstration of sufficient income to repay the principal and interest and the real estate taxes and insurance, stability of employment and an established credit record. Our policy is to originate single-family residential mortgage loans for portfolio in amounts up to 85% of the lower of the appraised value or the purchase price of the property securing the loan, without requiring private mortgage insurance. Loans in excess of 85% of the lower of the appraised value or purchase price of the property securing the loan require private mortgage insurance. CFBank has not engaged in subprime lending, used option adjustable-rate mortgage products or made loans with initial teaser rates.
Multi-family residential real estate loans: We originate multi-family residential real estate loans that are secured by apartment buildings, condominiums and multi-family residential houses generally located in our primary market area. Underwriting policies provide that multi-family residential real estate loans may be made in amounts up to 75% of the lower of the appraised value or purchase price of the property. In underwriting multi-family residential real estate loans, we consider the appraised value and net operating income of the property, the debt service ratio and the property owner’s and/or guarantor’s financial strength, expertise and credit history. We offer both fixed and adjustable rate loans. Fixed rates are generally limited to three to five years, at which time they convert to adjustable rate loans. Because payments on loans secured by multi-family residential properties are dependent on successful operation or management of the properties, repayment of multi-family residential real estate loans may be subject to a greater extent to adverse conditions in the real estate market or the economy. Adjustable rate multi-family residential real estate loans generally pose credit risks not inherent in fixed-rate loans, primarily because as interest rates rise, the borrowers’ payments rise, increasing the potential for default. Additionally, adjustable rate multi-family residential real estate loans generally do not contain periodic and lifetime caps on interest rate changes. We seek to minimize the additional risk presented by adjustable rate multi-family residential real estate loans through underwriting criteria that require such loans to be qualified at origination with sufficient debt coverage ratios under increasing interest rate scenarios.
page 40       |       CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT

NOTE 1 — Summary of Significant Accounting Policies (continued)
Commercial real estate loans: We originate commercial real estate loans that are secured by properties used for business purposes, such as manufacturing facilities, office buildings or retail facilities generally located within our primary market area. Underwriting policies provide that commercial real estate loans may be made in amounts up to 75% of the lower of the appraised value or purchase price of the property. In underwriting commercial real estate loans, we consider the appraised value and net operating income of the property, the debt service ratio and the property owner’s and/or guarantor’s financial strength, expertise and credit history. We offer both fixed and adjustable rate loans. Fixed rates are generally limited to three to five years, at which time they convert to adjustable rate loans. Because payments on loans secured by commercial real estate properties are dependent on successful operation or management of the properties, repayment of commercial real estate loans may be subject to a greater extent to adverse conditions in the real estate market or the economy. Adjustable rate commercial real estate loans generally pose credit risks not inherent in fixed-rate loans, primarily because as interest rates rise, the borrowers’ payments rise, increasing the potential for default. Additionally, adjustable rate commercial real estate loans generally do not contain periodic and lifetime caps on interest rate changes. We seek to minimize the additional risk presented by adjustable rate commercial real estate loans through underwriting criteria that require such loans to be qualified at origination with sufficient debt coverage ratios under increasing interest rate scenarios.
Construction loans: We originate construction loans to finance the construction of residential and commercial properties generally in our primary market area. Construction loans are fixed or adjustable-rate loans which may convert to permanent loans with maturities of up to 30 years. Our policies provide that construction loans may be made in amounts up to 75% of the appraised value of the property, and an independent appraisal of the property is required. Loan proceeds are disbursed in increments as construction progresses and as inspections warrant, and regular inspections are required to monitor the progress of construction. In underwriting construction loans, we consider the property owner’s and/or guarantor’s financial strength, expertise and credit history. Construction financing is considered to involve a higher degree of credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property’s value at completion of construction or development compared to the estimated cost (including interest) of construction. If the estimate of value proves to be inaccurate, we may be confronted with a project, when completed, having a value which is insufficient to assure full repayment. We attempt to reduce such risks on construction loans through inspections of construction progress on the property and by requiring personal guarantees and reviewing current personal financial statements and tax returns, as well as other projects of the developer.
Home equity lines of credit: Home equity lines of credit include both loans we originate for portfolio and purchased loans. We originate home equity lines of credit to customers generally in our primary market area. Home equity lines of credit are variable rate loans and the interest rate adjusts monthly at various margins above the prime rate of interest as disclosed in The Wall Street Journal. The margin is based on certain factors including the loan balance, value of collateral, election of auto-payment, and the borrower’s FICO® score. The amount of the line is based on the borrower’s credit, income and equity in the home. When combined with the balance of the prior mortgage liens, these lines generally may not exceed 89.9% of the appraised value of the property at the time of the loan commitment. The lines are secured by a subordinate lien on the underlying real estate and are, therefore, vulnerable to declines in property values in the geographic areas where the properties are located. Credit approval for home equity lines of credit requires income sufficient to repay principal and interest due, stability of employment, an established credit record and sufficient collateral. Collectibility of home equity lines of credit are dependent on the borrower’s continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. In 2005 and 2006, we purchased home equity lines of credit collateralized by properties located throughout the United States. The purchased home equity lines of credit present higher risk than the home equity lines of credit we originate for our portfolio as they include properties in geographic areas that have experienced significant declines in housing values, such as California, Florida and Virginia. The collateral values associated with certain loans in these states have declined by up to 60% since these loans were originated in 2005 and 2006, and as a result, some loan balances exceed collateral values. We continue to monitor collateral values and borrower FICO® scores on both purchased and portfolio loans and, when the situation warrants, have frozen the lines of credit.
Other consumer loans: We originate other consumer loans, including closed-end home equity, home improvement, auto and credit card loans to consumers generally in our primary market area. Credit approval for other consumer loans requires income sufficient to repay principal and interest due, stability of employment, an established credit record and sufficient collateral for secured loans. Consumer loans typically have shorter terms and lower balances with higher yields as compared to real estate mortgage loans, but generally carry higher risks of default. Consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be affected by adverse personal circumstances.
CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT       |       page 41

NOTE 1 — Summary of Significant Accounting Policies (continued)
During the quarter ended September 30, 2009, management updated its methodology for calculating the general component of the ALLL to improve the analysis of historical loss rates. Given the short nature of CFBank’s commercial, commercial real estate and multi-family residential real estate loan loss history, and the economic environment, the new methodology improved management’s ability to estimate probable incurred credit losses in the portfolio. The general ALLL is calculated based on CFBank’s loan balances and actual historical payment default rates. For loans with no actual payment default history, industry estimates of payment default rates are applied based on loan type and the state where the collateral is located. Results are then scaled based on CFBank’s internal loan risk ratings, and industry loss rates are applied based on loan type. Industry information is modified based on management’s judgment regarding items specific to CFBank, and primarily include the level and trend of past due and nonaccrual loans and the current economic outlook. Industry information is adjusted by comparing the historical payment default rates (bank and industry) against the current rate of payment default to determine if the current level is high or low compared to historical levels, or rising or falling in light of the current economic outlook. The adjustment process is dynamic, as current experience adds to the historical information, and economic conditions and outlook migrate over time.
Servicing Rights: When mortgage loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.
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
Servicing fee income, which is reported on the income statement as loan servicing fees, net is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal, or a fixed amount per loan, and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Loan servicing fees, net totaled $21, $36 and $34 for the years ended December 31, 2010, 2009 and 2008, respectively. Late fees and ancillary fees related to loan servicing are not material.
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
Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.
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
Bank Owned Life Insurance: CFBank purchased life insurance policies on certain directors and employees in 2002. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.
Other Intangible Assets: Other intangible assets consist of identified intangibles from the purchase of the remaining two-thirds interest in Smith Ghent LLC in October 2009.
page 42       |       CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT

NOTE 1 — Summary of Significant Accounting Policies (continued)
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
Derivatives: Derivative financial instruments are recognized as assets or liabilities at fair value. The Company’s derivatives consist mainly of interest rate swap agreements, which are used as part of its asset liability management to help manage interest rate risk. The Company does not use derivatives for trading purposes. The derivative transactions are considered instruments with no hedging designation, otherwise known as stand-alone derivatives. Changes in the fair value of the derivatives are reported currently in earnings, as other noninterest income.
Mortgage Banking Derivatives: Commitments to fund mortgage loans to be sold into the secondary market, otherwise known as interest rate locks and forward commitments for the future delivery of these mortgage loans are accounted for as free standing derivatives. Fair values of these mortgage derivatives are based on anticipated gains on the underlying loans. Changes in the fair values of these derivatives are included in net gains on sales of loans.
Stock-Based Compensation: Compensation cost is recognized for stock options and restricted stock awards issued to directors and employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company’s common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the required service period for each separately vesting portion of the award.
Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance of $4,312 was recorded in 2009 to reduce the carrying amount of the Company’s net deferred tax asset to zero. See Note 13 — Income Taxes.
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
The Company recognizes interest related to income tax matters as interest expense and penalties related to income tax matters as other noninterest expense.
Retirement Plans: Pension expense is the amount of annual contributions to the multi-employer contributory trusteed pension plan. Employee 401(k) and profit sharing plan expense is the amount of matching contributions. Supplemental retirement plan expense allocates the benefits over years of service.
Earnings (Loss) Per Common Share: Basic earnings (loss) per common share is net income (loss) available to common stockholders divided by the weighted average number of common shares outstanding during the period. All outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation. Diluted earnings (loss) per common share includes the dilutive effect of additional potential common shares issuable under stock options and the common stock warrant.
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
Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements. Cash on deposit with the FHLB includes $800 pledged as collateral for FHLB advances.
Equity: Treasury stock is carried at cost. The carrying value of preferred stock and the common stock warrant is based on allocation of issuance proceeds, net of issuance costs, in proportion to their relative fair values. Preferred stock is carried net of the discount established through the allocation of proceeds.
CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT       |       page 43

NOTE 1 — Summary of Significant Accounting Policies (continued)
Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by CFBank to the Holding Company or by the Holding Company to stockholders. On December 5, 2008, the Company issued 7,225 shares of preferred stock to the United States Department of the Treasury (U.S. Treasury) under the Troubled Asset Relief Program (TARP) Capital Purchase Program. While that preferred stock remains outstanding, dividends on the Company’s common stock are limited to a quarterly cash dividend of a maximum of $.05 per share. In addition, while any dividends on the preferred stock remain unpaid, no dividends may be declared or paid on common stock. Pursuant to an agreement with the OTS effective May 2010, the Company may not declare, make, or pay any cash dividends (including dividends on the Preferred Stock, or its common stock) or any other capital distributions, or purchase, repurchase, or redeem, or commit to purchase, repurchase or redeem any equity stock without the prior non-objection of the OTS. See Note 16 — Preferred Stock.
Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 5 — Fair Value. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.
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
Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior year net income (loss) or stockholders’ equity.
Adoption of New Accounting Standards: In June 2009, the Financial Accounting Standards Board (FASB) issued guidance on accounting for transfers of financial assets. This guidance amends previous guidance relating to the transfers of financial assets and eliminates the concept of a qualifying special purpose entity. This guidance must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. This guidance must be applied to transfers occurring on or after the effective date. Additionally, on and after the effective date, the concept of a qualifying special-purpose entity is no longer relevant for accounting purposes. Therefore, formerly qualifying special-purpose entities should be evaluated for consolidation by reporting entities on and after the effective date in accordance with the applicable consolidation guidance. Additionally, the disclosure provisions of this guidance were also amended and apply to transfers that occurred both before and after the effective date of this guidance. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.
page 44       |       CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT

NOTE 2 — Securities
The following table summarizes the amortized cost and fair value of the available-for-sale securities portfolio at December 31, 2010 and 2009 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income (loss):

		GROSS	GROSS
	AMORTIZED	UNREALIZED	UNREALIZED	FAIR
	COST	GAINS	LOSSES	VALUE

2010
Issued by U.S. government-sponsored entities and agencies:
Mortgage-backed securities — residential	$1,884	$223	$—	$2,107
Collateralized mortgage obligations	26,242	463	14	26,691

Total	$28,126	$686	$14	$28,798

2009
Issued by U.S. government-sponsored entities and agencies:
Mortgage-backed securities — residential	$5,171	$390	$—	$5,561
Collateralized mortgage obligations	13,551	479	—	14,030
Collateralized mortgage obligations issued by private issuers	1,635	15	—	1,650

Total	$20,357	$884	$—	$21,241

There was no other-than-temporary impairment recognized in accumulated other comprehensive income (loss) for securities available for sale at December 31, 2010 or 2009.
The proceeds from sales and calls of securities and the associated gains in 2010 and 2008 are listed below:

	2010	2009	2008
Proceeds	$13,632	$—	$2,064
Gross gains	468	—	54
The tax expense related to the gains was $159 and $18 in 2010 and 2008, respectively.
At year-end 2010 and 2009, there were no debt securities contractually due at a single maturity date. The amortized cost and fair value of mortgage-backed securities and collateralized mortgage obligations, which are not due at a single maturity date, totaled $28,126 and $28,798 at December 31, 2010, and $20,357 and $21,241 at December 31, 2009.
CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT       |       page 45

NOTE 2 — Securities (continued)
Fair value of securities pledged was as follows:

	2010	2009
Pledged as collateral for:
FHLB advances	$10,657	$11,045
Public deposits	4,210	4,038
Customer repurchase agreements	2,465	3,088
Interest-rate swaps	1,589	1,010

Total	$18,921	$19,181

At year-end 2010 and 2009, there were no holdings of securities of any one issuer, other than U.S. government-sponsored entities and agencies, in an amount greater than 10% of stockholders’ equity.
The following table summarizes securities with unrealized losses at December 31, 2010 aggregated by major security type and length of time in a continuous unrealized loss position. There were no securities with unrealized losses at December 31, 2009.

2010	LESS THAN 12 MONTHS		12 MONTHS OR MORE		TOTAL
		UNREALIZED		UNREALIZED		UNREALIZED
DESCRIPTION OF SECURITIES	FAIR VALUE	LOSS	FAIR VALUE	LOSS	FAIR VALUE	LOSS
Issued by U.S. government-sponsored entities and agencies:
Collateralized mortgage obligations	$2,091	$14	$—	$—	$2,091	$14

Total temporarily impaired	$2,091	$14	$—	$—	$2,091	$14

The unrealized loss at December 31, 2010 is related to one Ginnie Mae collateralized mortgage obligation, which carries the full faith and credit guarantee of the U.S. government. Because the decline in fair value is attributable to changes in interest rates, and not credit quality, and because the Company does not have the intent to sell the security and it is likely that it will not be required to sell the security before its anticipated recovery, the Company does not consider this security to be other-than-temporarily impaired at December 31, 2010.
page 46       |       CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT

NOTE 3 — Loans
Loans at year-end were as follows:

	2010	2009
Commercial	$38,194	$42,897
Real estate:
Single-family residential	23,273	29,578
Multi-family residential	35,308	37,788
Commercial	80,725	96,854
Construction	4,919	5,811
Consumer:
Home equity lines of credit	16,316	19,023
Other	1,790	7,142

Subtotal	200,525	239,093
Less: ALLL	(9,758)	(7,090)

Loans, net	$190,767	$232,003

Construction loans include $2,324 and $1,056 in single-family residential loans, and $2,595 and $4,755 in commercial real estate loans, at December 31, 2010 and 2009 respectively.
Activity in the ALLL was as follows:

	2010	2009	2008
Beginning balance	$7,090	$3,119	$2,684
Provision for loan losses	8,468	9,928	917
Reclassification of ALLL on loan related commitments (1)	10	(36)	—
Loans charged-off	(6,165)	(6,264)	(497)
Recoveries	355	343	15

Ending balance	$9,758	$7,090	$3,119

(1)	Reclassified from (to) accrued interest payable and other liabilities in the consolidated balance sheet.
CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT       |       page 47

NOTE 3 — Loans (continued)
The following table presents the balance in the ALLL and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2010:

		REAL ESTATE				CONSUMER
						HOME
						EQUITY
		SINGLE	MULTI-		CONSTRUC-	LINES OF
	COMMERCIAL	FAMILY	FAMILY	COMMERCIAL	TION	CREDIT	OTHER	TOTAL

ALLL:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$332	$—	$1,296	$1,276	$—	$—	$—	$2,904
Collectively evaluated for impairment	1,547	241	1,224	3,443	74	303	22	6,854

Total ending allowance balance	$1,879	$241	$2,520	$4,719	$74	$303	$22	$9,758

Loans:
Individually evaluated for impairment	$2,223	$142	$3,985	$4,250	$—	$138	$—	$10,738
Collectively evaluated for impairment	35,971	23,131	31,323	76,475	4,919	16,178	1,790	189,787

Total ending loan balance	$38,194	$23,273	$35,308	$80,725	$4,919	$16,316	$1,790	$200,525

Individually impaired loans were as follows:

	2010	2009
Period-end loans with no allocated ALLL	$1,645	$6,964
Period-end loans with allocated ALLL	9,093	6,734

Total	$10,738	$13,698

Amount of the ALLL allocated	$2,904	$2,033

	2010	2009	2008
Average of individually impaired loans during the year	$11,722	$7,341	$1,647
Interest income recognized during impairment	41	—	3
page 48       |       CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT

NOTE 3 — Loans (continued)
The following table presents loans individually evaluated for impairment by class of loans as of December 31, 2010:

	UNPAID
	PRINCIPAL	RECORDED	ALLL
	BALANCE	INVESTMENT	RELOCATED
With no related allowance recorded:
Commercial	$937	$587	$—
Real Estate:
Single-family residential	461	142	—
Commercial:
Owner occupied	78	78	—
Land	695	700	—
Consumer:
Home equity lines of credit:
Originated for portfolio	138	138	—

Total with no allowance recorded	2,309	1,645	—

With an allowance recorded:
Commercial	2,035	1,636	332
Real Estate:
Multi-family residential	3,996	3,985	1,296
Commercial:
Non-owner occupied	2,551	2,419	1,244
Owner occupied	1,055	1,053	32

Total with an allowance recorded	9,637	9,093	2,904

Total	$11,946	$10,738	$2,904

CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT       |       page 49

NOTE 3 — Loans (continued)
The following table presents the recorded investment in nonaccrual loans and loans past due over 90 days still on accrual by class of loans:

	2010	2009
Loans past due over 90 days still on accrual:
Other consumer loans	$—	$14
Nonaccrual loans:
Commercial	2,084	217
Real estate:
Single-family residential	266	426
Multi-family residential	3,986	4,406
Commercial:
Non-owner occupied	2,419	1,560
Owner occupied	1,131	2,050
Land	—	3,254
Consumer:
Home equity lines of credit:
Originated for portfolio	161	529
Purchased for portfolio	—	778
Other consumer	10	—

Total nonaccrual loans	10,057	13,220

Total nonperfoming loans	$10,057	$13,234

Nonaccrual loans and loans past due over 90 days still on accrual include both smaller balance single-family mortgage and consumer loans that are collectively evaluated for impairment and individually classified impaired loans.
page 50       |       CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT

NOTE 3 — Loans (continued)
The following table presents the aging of the recorded investment in past due loans as of December 31, 2010 by class of loans:

			GREATER THAN			NONACCRUAL
	30 - 59 DAYS	60 - 89 DAYS	90 DAYS		LOANS NOT	LOANS NOT
	PAST DUE	PAST DUE	PAST DUE	TOTAL PAST DUE	PAST DUE	PAST DUE
Commercial	$449	$—	$—	$449	$37,745	$1,635
Real Estate:
Single-Family residential	1,104	444	266	1,814	21,459	—
Multi-Family residential	—	—	1,242	1,242	34,066	2,744
Commercial:
Non-owner occupied	1,188	—	2,419	3,607	36,687	—
Owner occupied	—	—	1,053	1,053	33,516	78
Land	—	—	—	—	5,862	—
Construction	—	—	—	—	4,919	—
Consumer:
Home equity lines of credit:
Originated for portfolio	1	54	—	55	12,850	161
Purchased for portfolio	—	—	—	—	3,411	—
Other	23	41	—	64	1,726	—

Total	$2,765	$539	$4,980	$8,284	$192,241	$4,618

Nonaccrual loans include loans that were modified and identified as troubled debt restructurings, where concessions had been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in the interest rate, payment extensions, principal forgiveness, and other actions intended to maximize collection.
At December 31, 2010 and 2009, nonaccrual troubled debt restructurings were as follows:

	2010	2009
Commercial	$1,597	$217
Single-family residential real estate	142	261
Multi-family residential real estate	2,744	—
Commercial real estate	—	854
Home equity lines of credit	—	496

Total	$4,483	$1,828

The Company has allocated $714 and $511 of specific reserves to loans whose terms have been modified in troubled debt restructurings as of December 31, 2010 and 2009. The Company has not committed to lend additional amounts as of December 31, 2010 and 2009 to customers with outstanding loans that are classified as troubled debt restructurings.

Nonaccrual loans at December 31, 2010 and 2009 do not include $839 and $1,310, respectively, in troubled debt restructurings where customers have established a sustained period of repayment performance, loans are current according to their modified terms, and repayment of the remaining contractual payments is expected. These loans are included in total impaired loans.
Credit Quality Indicators
The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt, such as current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. Management analyzes loans individually by classifying the loans as to credit risk. This analysis includes commercial, commercial real estate, and multi-family loans. This analysis is performed on an ongoing basis. The following definitions are used for risk ratings:
CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT     |     page 51

NOTE 3 — Loans (continued)
Special Mention. Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of CFBank’s credit position at some future date.
Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that there will be some loss if the deficiencies are not corrected.
Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, condition, and values, highly questionable and improbable.
Loans not meeting the criteria to be classified into one of the above categories are considered to be pass-rated loans. Loans listed as not rated are included in groups of homogeneous loans. Past due information is the primary credit indicator for groups of homogenous loans. As of December 31, 2010, and based on the most recent analysis performed, the risk category of loans by class of loans follows. There were no loans rated doubtful at December 31, 2010.

	NOT RATED	PASS	SPECIAL MENTION	SUBSTANDARD	TOTAL
Commercial	$473	$26,102	$6,281	$5,338	$38,194
Real Estate:
Single-family residential	23,007	—	—	266	23,273
Multi-family residential	—	21,021	4,529	9,758	35,308
Commercial:
Non-owner occupied	91	27,412	4,247	8,544	40,294
Owner occupied	499	27,253	5,090	1,727	34,569
Land	1,089	1,985	—	2,788	5,862
Construction	—	4,919	—	—	4,919
Consumer:
Home equity lines of credit:
Originated for portfolio	12,744	—	—	161	12,905
Purchased for portfolio	2,572	—	839	—	3,411
Other	1,780	—	—	10	1,790

Total	$42,255	$108,692	$20,986	$28,592	$200,525

Management’s loan review, assignment of risk ratings and classification of assets includes the identification of substandard loans where accrual of interest continues because the loans are under 90 days delinquent and/or the loans are well secured, a complete documentation review had been performed, and the loans are in the active process of being collected, but the loans exhibit some type of weakness that could lead to nonaccrual status in the future. At December 31, 2010, in addition to the nonperforming loans discussed previously, nine commercial loans totaling $3,250, eight commercial real estate loans totaling $9,504 and six multi-family residential real estate loans totaling $5,781 were classified as substandard.
NOTE 4 — Foreclosed Assets
Foreclosed assets at year-end were as follows:

2010
Commercial	$1,000
Commercial real estate	3,509

Total foreclosed assets	$4,509

There were no foreclosed assets at December 31, 2009. Foreclosed assets at December 31, 2010 included inventory related to a commercial loan and three commercial real estate prperties.
page 52     |     CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT

NOTE 5 — Fair Value
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
Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
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
Impaired loans: The fair value of impaired loans with specific allocations of the ALLL is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.
Loan servicing rights: Fair value is based on a valuation model that calculates the present value of estimated future net servicing income (Level 2).
Loans held for sale: Loans held for sale are carried at fair value, as determined by outstanding commitments from third party investors (Level 2).
Assets and liabilities measured at fair value on a recurring basis, including financial assets and liabilities for which the Company has elected the fair value option, are summarized below:

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2010
USING SIGNIFICANT OTHER OBSERVABLE INPUTS
(LEVEL 2)
Financial Assets:
Securities available for sale:
Issued by U.S. government-sponsored entities and agencies:
Mortgage-backed securities — residential	$2,107
Collateralized mortgage obligations	26,691

Total securities available for sale	$28,798

Loans held for sale	$1,953

Yield maintenance provisions (embedded derivatives)	$686

Interest rate lock commitments	$41

Financial Liabilities:
Interest-rate swaps	$686

No assets or liabilities measured at fair value on a recurring basis were measured using Level 1 or Level 3 inputs at December 31, 2010 or 2009.
CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT     |     page 53

NOTE 5 — Fair Value (continued)

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2009
USING SIGNIFICANT OTHER OBSERVABLE INPUTS
(LEVEL 2)
Financial Assets:
Securities available for sale:
Issued by U.S. government-sponsored entities and agencies:
Mortgage-backed securities — residential	$5,561
Collateralized mortgage obligations	14,030
Collateralized mortgage obligations issued by private issuers	1,650

Total securities available for sale	$21,241

Yield maintenance provisions (embedded derivatives)	$480

Financial Liabilities:
Interest-rate swaps	$480

Assets measured at fair value on a non-recurring basis are summarized below:

	FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2010 USING
	SIGNIFICANT OTHER OBSERVABLE INPUTS	SIGNIFICANT UNOBSERVABLE INPUTS
	(LEVEL 2)	(LEVEL 3)
Loan servicing rights	$17
Impaired loans:
Commercial		$1,591
Real Estate:
Single-family residential		142
Multi-family residential		2,690
Commercial:
Non-owner occupied		1,176
Owner occupied		1,020

Total impaired loans		$6,619

	FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2009 USING
	SIGNIFICANT OTHER OBSERVABLE INPUTS	SIGNIFICANT UNOBSERVABLE INPUTS
	(LEVEL 2)	(LEVEL 3)
Loan servicing rights	$16
Impaired loans		$6,757
At December 31, 2010 and 2009, the Company had no assets or liabilities measured at fair value on a non-recurring basis that were measured using Level 1 inputs.
Impaired loan servicing rights, which are carried at fair value, were carried at $17, which was made up of the amortized cost of $22, net of a valuation allowance of $5 at December 31, 2010. At December 31, 2009, impaired loan servicing rights were carried at $16, which was made up of the amortized cost of $20, net of a valuation allowance of $4. There was a $1 charge against earnings with respect to servicing rights for the year ended December 31, 2010, and a $4 increase in earnings with respect to servicing rights for the year ended December 31, 2009.
page 54     |     CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT

NOTE 5 — Fair Value (continued)
Impaired loans carried at the fair value of the collateral for collateral dependent loans had an unpaid principal balance of $10,693, with a valuation allowance of $2,898, resulting in an $865 additional provision for loan losses for the year ended December 31, 2010. Impaired loans carried at the fair value of collateral had an unpaid principal balance of $8,790, with a valuation allowance of $2,033 at December 31, 2009, resulting in a $1,519 additional provision for loan losses for the year ended December 31, 2009.
During the year ended December 31, 2010, the Company did not have any significant transfers of assets or liabilities between those measured using Level 1 or 2 inputs. The Company recognizes transfers of assets and liabilities between Level 1 and 2 inputs based on the information relating to those assets and liabilities at the end of the reporting period.
Carrying amount and estimated fair values of financial instruments at year-end were as follows:

	2010		2009
	CARRYING	FAIR	CARRYING	FAIR
	AMOUNT	VALUE	AMOUNT	VALUE

Financial assets
Cash and cash equivalents	$34,275	$34,275	$2,973	$2,973
Securities available for sale	28,798	28,798	21,241	21,241
Loans held for sale	1,953	1,953	1,775	1,804
Loans, net	190,767	194,970	232,003	233,493
FHLB stock	1,942	n/a	1,942	n/a
Accrued interest receivable	119	119	86	86
Yield maintenance provisions (embedded derivatives)	686	686	480	480
Interest rate lock commitments	41	41	—	—

Financial liabilities
Deposits	$(227,381)	$(228,859)	$(211,088)	$(212,306)
FHLB advances	(23,942)	(24,656)	(32,007)	(32,443)
Subordinated debentures	(5,155)	(2,653)	(5,155)	(1,955)
Accrued interest payable	(191)	(191)	(160)	(160)
Interest-rate swaps	(686)	(686)	(480)	(480)
The methods and assumptions used to estimate fair value are described as follows.
Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. The methods for determining the fair values for securities and loans held for sale were described previously. For fixed rate loans or deposits and for variable rate loans with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of FHLB advances are based on current rates for similar financing. Fair value of subordinated debentures is based on discounted cash flows using current market rates for similar debt. It was not practicable to determine the fair value of FHLB stock due to restrictions placed on its transferability. The method for determining the fair values for derivatives (interest-rate swaps, yield maintenance provisions and interest rate lock commitments) was described previously. The fair value of off-balance-sheet items is not considered material.
CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT     |     page 55

NOTE 6 — Loan Servicing
Mortgage loans serviced for others are not reported as assets. The principal balances of these loans at year-end were as follows:

	2010	2009
Mortgage loans serviced for Freddie Mac	$15,633	$19,280
Custodial escrow balances maintained in connection with serviced loans were $242 and $272 at year-end 2010 and 2009. Activity for mortgage servicing rights and the related valuation allowance follows:

	2010	2009	2008

Servicing rights, net of valuation allowance:
Beginning of year	$88	$112	$157
Additions	1	5	—
Amortized to expense	(31)	(33)	(42)
Change in valuation allowance	(1)	4	(3)

End of year	$57	$88	$112

Valuation allowance:
Beginning of year	$4	$8	$5
Additions expensed	1	—	3
Reductions credited to operations	—	(4)	—

End of year	$5	$4	$8

The fair value of capitalized mortgage servicing rights was $86 and $131 at year-end 2010 and 2009. Fair value at year-end 2010 was determined using a 9% discount rate and prepayments speeds ranging from 219% to 700% depending on the stratification of the specific right. Fair value at year-end 2009 was determined using a 9% discount rate and prepayments speeds ranging from 170% to 379% depending on the stratification of the specific right.
The weighted average amortization period is 3.4 years.
page 56     |     CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT

NOTE 7 — Premises and Equipment
Year-end premises and equipment were as follows:

	2010	2009
Land and land improvements	$1,846	$2,381
Buildings	5,790	5,784
Furniture, fixtures and equipment	3,048	3,031

	10,684	11,196
Less: accumulated depreciation	(4,668)	(4,193)

	$6,016	$7,003

The decline in land and land improvements for the year ended December 31, 2010 was due to $535 transferred to assets held for sale related to two parcels of land where the Company has a signed agreement to sell. The sale, which is expected to close by the third quarter of 2011, is expected to result in no gain or loss and will improve the cash position of the Holding Company.
CFBank leases certain office properties. Rent expense was $8, $212, and $239 for 2010, 2009 and 2008.
In May 2010, the Bank entered into a 5 year operating lease for a mortgage loan production office in Green, Ohio, which may be cancelled after 1 year. Monthly payments are $1 through April 2011, increasing to $2 in May 2011 through April 2015 in the event the lease is not cancelled. Total rent expense under this operating lease was $8 in 2010.
The Holding Company was a one-third owner of Smith Ghent LLC, an Ohio limited liability company that owns and manages the office building at 2923 Smith Road, Fairlawn, Ohio 44333, where the Holding Company’s headquarters and CFBank’s Fairlawn office are located. In October 2009, the Holding Company purchased the remaining two-thirds interest, making Smith Ghent LLC a wholly owned subsidiary of the Holding Company. CFBank entered into a 10 year operating lease with Smith Ghent LLC in March 2004 that provided for monthly payments of $11, increasing 2% annually for the life of the lease through March 2014. During 2008, the lease was amended for additional office space and provided for additional monthly payments of $3 through June 30, 2009, at which time the monthly payment continued on a month-to-month basis. Since the purchase of the remaining two-thirds interest in Smith Ghent LLC, both rent expense paid by CFBank and rental income to Smith Ghent LLC are eliminated in consolidation. Total rent expense under this operating lease, as amended, and common area maintenance costs, was $212 and $239 in 2009 and 2008.
NOTE 8 — Deposits
Time deposits of $100 or more were $86,106 and $52,555 at year-end 2010 and 2009.
Scheduled maturities of time deposits for the next five years were as follows:

2011	$69,896
2012	27,348
2013	16,618
2014	5,971
2015	8,463
Thereafter	499

Total	$128,795

Time deposits included $68,013 and $53,405 in brokered deposits at year-end 2010 and 2009.
Under a directive from the Office of Thrift Supervision (OTS) dated April 6, 2010, CFBank may not increase the amount of brokered deposits above $76.4 million, excluding interest credited, without the prior non-objection of the OTS.
CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT     |     page 57

NOTE 9 — Federal Home Loan Bank Advances
At year end, long-term advances from the FHLB were as follows:

	Rate	2010	2009
Fixed-rate advances
Maturing January 2010	3.19%	$—	$5,000
Maturing March 2010	4.96%	—	1,000
Maturing March 2011	1.90%	2,200	2,200
Maturing April 2011	2.88%	3,000	3,000
Maturing July 2011	3.85%	3,000	3,000
Maturing April 2012	2.30%	5,000	5,000
Maturing June 2012	2.05%	742	742
Maturing January 2014	3.12%	5,000	5,000
Maturing May 2014	3.06%	5,000	5,000

Total		$23,942	$29,942

Each advance is payable at its maturity date, with a prepayment penalty for fixed-rate advances.
The advances were collateralized as follows:

	2010	2009
Single-family mortgages	$14,922	$25,053
Second mortgages	—	938
Multi-family mortgage loans	10,670	12,703
Home equity lines of credit	—	13,331
Commercial real estate loans	1,985	62,313
Securities	10,657	11,045
Cash	800	—

Total	$39,034	$125,383

Based on the collateral pledged to FHLB and CFBank’s holdings of FHLB stock, CFBank was eligible to borrow up to a total of $24,729 from the FHLB at year-end 2010.
Commercial real estate loans pledged as collateral to the FHLB decreased from year-end 2009 because these loans were disallowed by FHLB in 2010 as a result of the credit performance of the portfolio. The loans were pledged as collateral with the Federal Reserve Bank (FRB) in 2010 and increased CFBank’s borrowing capacity with the FRB. See Note 10 — Other Borrowings for additional information.
Payments over the next five years are as follows:

2011	$8,200
2012	5,742
2014	10,000

Total	$23,942

page 58     |     CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT

NOTE 10 — Other Borrowings
At year-end 2010 and 2009, there were no outstanding borrowings with the FRB. Assets pledged as collateral with the FRB were as follows:

	2010	2009
Commercial loans	$13,131	$18,407
Commercial real estate loans	26,214	254

Total	$39,345	$18,661

Based on this collateral, CFBank was eligible to borrow up to $25,977 from the FRB at year-end 2010.
Commercial real estate loans pledged as collateral to the FRB increased from year-end 2009, as these loans were previously pledged to the FHLB and were transferred to the FRB in 2010 to increase CFBank’s borrowing capacity with the FRB. The decrease in the pledged loan balances from that shown at year-end 2009 in Note 9 — FHLB Advances is primarily due to the difference in loan eligibility factors applied by the FRB as compared to the FHLB.
CFBank had a line of credit with one commercial bank totaling $3.0 million at December 31, 2010 which was terminated by the commercial bank in March 2011 due to CFBank’s financial performance. At year-end 2010 and 2009, there was no outstanding balance on this line of credit. Interest on this line accrues daily and is variable based on the prime rate as published in the Wall Street Journal.

	2010	2009	2008
Commercial bank lines of credit
Average daily balance during the year	$—	$—	$2
Average interest rate during the year	3.25%	1.67%	2.71%
Maximum month-end balance during the year	$—	$—	$—
Weighted average interest rate at year-end	3.25%	2.00%	2.00%
NOTE 11 — Subordinated Debentures
In December 2003, Central Federal Capital Trust I, a trust formed by the Holding Company, closed a pooled private offering of 5,000 trust preferred securities with a liquidation amount of $1 per security. The Holding Company issued $5,155 of subordinated debentures to the trust in exchange for ownership of all of the common stock of the trust and the proceeds of the preferred securities sold by the trust. The Holding Company is not considered the primary beneficiary of this trust (variable interest entity); therefore, the trust is not consolidated in the Company’s financial statements, but rather the subordinated debentures are shown as a liability. The Holding Company’s investment in the common stock of the trust was $155 and is included in other assets.
The Holding Company may redeem the subordinated debentures, in whole or in part, in a principal amount with integral multiples of $1, on or after December 30, 2008 at 100% of the principal amount, plus accrued and unpaid interest. The subordinated debentures mature on December 30, 2033. The subordinated debentures are also redeemable in whole or in part from time to time, upon the occurrence of specific events defined within the trust indenture. There are no required principal payments on the subordinated debentures over the next five years. The Holding Company has the option to defer interest payments on the subordinated debentures for a period not to exceed five consecutive years. The Holding Company’s Board of Directors elected to defer interest payments beginning with the quarterly interest payment due on December 30, 2010 in order to preserve cash at the Holding Company. Cumulative deferred interest payments totaled $40 at year-end 2010.
The trust preferred securities and subordinated debentures have a variable rate of interest, reset quarterly, equal to the three-month London Interbank Offered Rate plus 2.85%. The total rate in effect was 3.15% at year-end 2010 and 3.10% at year-end 2009.
Pursuant to an agreement with OTS effective May 2010, the Holding Company may not incur, issue, renew, redeem, or rollover any debt, or otherwise incur any additional debt, other than liabilities that are incurred in the ordinary course of business to acquire goods and services, without the prior non-objection of the OTS. Pursuant to a notice from the OTS dated October 20, 2010, the Holding Company may not pay interest on debt, including the subordinated debentures, or commit to do so without the prior, written non-objection of the OTS.
CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT     |     page 59

NOTE 12 — Benefit Plans
Multi-employer pension plan: CFBank participates in a multi-employer contributory trusteed pension plan. The retirement benefits to be provided by the plan were frozen as of June 30, 2003 and future employee participation in the plan was stopped. The plan was maintained for all eligible employees and the benefits were funded as accrued. The cost of funding was charged directly to operations. The unfunded liability at June 30, 2010 totaled $242 and at June 30, 2009 was $232. CFBank’s contribution for the plan years ending June 30, 2011, June 30, 2010 and June 30, 2009, totaled $60, $120 and $204.
401(k) Plan: A 401(k) plan allows employee contributions up to the maximum amount allowable under federal tax regulations, which are matched in an amount equal to 25% of the first 8% of the compensation contributed. Expense for 2010, 2009 and 2008 was $39, $40 and $38.
Salary Continuation Agreement: In 2004, CFBank initiated a nonqualified salary continuation agreement for the former Chairman Emeritus. Benefits provided under the plan are unfunded, and payments are made by CFBank. Under the plan, CFBank pays him, or his beneficiary, a benefit of $25 annually for 20 years, beginning 6 months after his retirement date, which was February 28, 2008. The expense related to this plan totaled $17, $17 and $24 in 2010, 2009 and 2008. The accrual is included in accrued interest payable and other liabilities in the consolidated balance sheets and totaled $259 at year-end 2010 and $267 at year-end 2009.
Life Insurance Benefits: CFBank entered into agreements with certain employees, former employees and directors to provide life insurance benefits which are funded through life insurance policies purchased and owned by CFBank. The expense related to these benefits totaled $7, $6 and $16 in 2010, 2009 and 2008. The accrual for CFBank’s obligation under these agreements is included in accrued interest payable and other liabilities in the consolidated balance sheets and totaled $179 at year-end 2010 and $172 at year-end 2009.
NOTE 13 — Income Taxes
Income tax expense (benefit) was as follows:

	2010	2009	2008
Current federal	$198	$(201)	$(53)
Deferred federal	—	1,778	314

Total	$198	$1,577	$261

Effective tax rates differ from federal statutory rate of 34% applied to income (loss) before income taxes due to the following:

	2010	2009	2008
Federal statutory rate times financial statement income (loss)	$(2,269)	$(2,827)	$335
Effect of:
Bank owned life insurance income	(43)	(43)	(42)
Increase in deferred tax valuation allowance	2,276	4,312	—
Other	234	135	(32)

	$198	$1,577	$261

Effective tax rate	-3.0%	-19.0%	26.5%

page 60     |     CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT

NOTE 13 — Income Taxes (continued)
Year-end deferred tax assets and liabilities were due to the following:

	2010	2009
Deferred tax assets:
Allowance for loan losses	$2,339	$1,732
Deferred loan fees	42	94
Post-retirement death benefits	61	58
Deferred compensation	88	91
Nonaccrual interest	76	57
Other deferred income	3	74
Tax mark-to-market adjustments on securities available for sale	228	312
Net operating loss	4,503	2,615
Other	79	114

	7,419	5,147

Deferred tax liabilities:
Depreciation	—	85
FHLB stock dividend	366	366
Mortgage servicing rights	19	30
Prepaid expenses	47	53
Unrealized gain on securities available for sale	228	301
Other	99	—
Deferred tax valuation allowance	6,660	4,312

	7,419	5,147

Net deferred tax asset	$—	$—

Realization of deferred tax assets associated with the net operating loss carryforwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance to reflect management’s estimate of the temporary deductible differences that may expire prior to their utilization has been recorded at year-end 2010 and 2009, which reduced the carrying amount of the net deferred tax asset to zero in both years.
At year-end 2010, the Company had net operating loss carryforwards of approximately $13,243 which expire at various dates from 2024 to 2030.
Federal income tax laws provided additional bad debt deductions through 1987, totaling $2,250. Accounting standards do not require a deferred tax liability to be recorded on this amount, which otherwise would total $765 at year-end 2010. If CFBank were liquidated or otherwise ceases to be a bank or if tax laws were to change, this amount would be expensed.
At December 31, 2010 and 2009, the Company had no unrecognized tax benefits recorded. The Company does not expect the amount of unrecognized tax benefits to significantly change within the next twelve months.
The Company is subject to U.S. federal income tax and is no longer subject to federal examination for years prior to 2007.
CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT     |     page 61

NOTE 14 — Related-Party Transactions
Loans to principal officers, directors and their affiliates during 2010 were as follows:

Beginning balance	$2,302
New Loans	359
Effect of changes in composition of related parties	(106)
Repayments	(758)

Ending balance	$1,797

Deposits from principal officers, directors, and their affiliates at year-end 2010 and 2009 were $863 and $1,346.
NOTE 15 — Stock-Based Compensation
The Company has three stock-based compensation plans (the Plans) as described below. Total compensation cost that has been charged against income for the Plans was $6, $81, and $149 for 2010, 2009 and 2008, respectively. The total income tax benefit was $2, $19, and $44, respectively.
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
Stock Options: The Plans permit the grant of stock options to directors, officers and employees for up to 1,693,887 shares of common stock. Option awards are granted with an exercise price equal to the market price of the Company’s common stock on the date of grant, generally have vesting periods ranging from one to three years, and are exercisable for ten years from the date of grant.
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
The fair value of options granted was determined using the following weighted-average assumptions as of grant date.

	2010	2009	2008
Risk-free interest rate	2.62%	1.64%	2.64%
Expected term (years)	7	7	6
Expected stock price volatility	46%	27%	24%
Dividend yield	3.77%	3.63%	5.82%
page 62     |     CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT

NOTE 15 — Stock-Based Compensation (continued)
A summary of stock option activity in the Plans for 2010 follows:

			WEIGHTED
			AVERAGE
		WEIGHTED	REMAINING
		AVERAGE EXERCISE	CONTRACTUAL
	SHARES	PRICE	TERM (YEARS)	INTRINSIC VALUE
Outstanding at beginning of year	310,361	$7.89
Granted	91,050	0.91
Exercised	—	—
Expired	(4,075)	7.37

Cancelled or forfeited	(127,560)	6.86

Outstanding at end of year	269,776	$6.04	6.7	$—

Expected to vest	107,734	$1.29	8.7	$—

Exercisable at end of year	162,042	$9.19	4.9	$—

During the year ended December 31, 2010, there were 127,560 stock options cancelled or forfeited. Expense associated with unvested forfeited shares is reversed.
Information related to the stock option Plans during each year follows. There were no stock options exercised in 2010, 2009 or 2008.

	2010	2009	2008
Weighted average fair value of options granted	$.31	$.49	$.40
As of December 31, 2010, there was $21 of total unrecognized compensation cost related to nonvested stock options granted under the Plans. The cost is expected to be recognized over a weighted-average period of 1.7 years. Substantially all of the 107,734 nonvested stock options at December 31, 2010 are expected to vest.
Restricted Stock Awards: The Plans permit the grant of restricted stock awards to directors, officers and employees. Compensation is recognized over the vesting period of the awards based on the fair value of the stock at grant date. The fair value of the stock was determined using the closing share price on the date of grant and shares generally have vesting periods of one to three years. There were 1,105,162 shares available to be issued under the Plans at December 31, 2010. There were 36,000 shares issued in 2010, and 32,875 shares issued in 2008. There were no shares issued in 2009.
A summary of changes in the Company’s nonvested restricted shares for the year follows:

		WEIGHTED AVERAGE
NONVESTED SHARES	SHARES	GRANT-DATE FAIR VALUE
Nonvested at January 1, 2010	28,733	$5.35
Granted	36,000	1.38
Vested	(18,526)	6.08
Forfeited	(7,789)	4.03

Nonvested at December 31, 2010	38,418	$1.54

As of December 31, 2010, there was $37 of total unrecognized compensation cost related to nonvested shares granted under the Plans. The cost is expected to be recognized over a weighted-average period of 1.7 years. The total fair value of shares vested during the years ended December 31, 2010, 2009 and 2008 was $24, $56 and $66, respectively.
CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT     |     page 63

NOTE 16 — Preferred Stock
On December 5, 2008, in connection with the TARP Capital Purchase Program, the Company issued to the U.S. Treasury 7,225 shares of Central Federal Corporation Fixed Rate Cumulative Perpetual Preferred Stock, Series A (Preferred Stock) for $7,225. The Preferred Stock initially pays quarterly dividends at a five percent annual rate, which increases to nine percent after February 14, 2013, on a liquidation preference of $1 per share.
The Preferred Stock has preference over the Company’s common stock with respect to the payment of dividends and distribution of the Company’s assets in the event of a liquidation or dissolution. Except in certain circumstances, the holders of Preferred Stock have no voting rights. If any quarterly dividend payable on the Preferred Stock is in arrears for six or more quarterly dividend periods (whether consecutive or not), the holders will be entitled to vote for the election of two additional directors. These voting rights terminate when the Company has paid the dividends in full. The Company’s Board of Directors elected to defer the dividends beginning with the dividend payable on November 15, 2010 in order to preserve cash at the Holding Company. At December 31, 2010, one quarterly dividend payment had been deferred. Cumulative deferred dividends totaled $90 at year-end 2010. Although deferred, this dividend has been accrued with an offsetting change to accumulated deficit.
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
Pursuant to an agreement with the OTS effective May 2010, the Company may not declare, make, or pay any cash dividends, (including dividends on the Preferred Stock, or its common stock), or any other capital distributions, or purchase, repurchase, or redeem, or commit to purchase, repurchase or redeem any equity stock without the prior non-objection of the OTS.
Following is information on Preferred Stock and the discount on Preferred Stock at year-end 2010 and 2009. The discount is being accreted over 5 years using the level-yield method.

	2010	2009
Series A Preferred Stock	$7,225	$7,225
Discount on Preferred Stock	(156)	(204)

Total Preferred Stock	$7,069	$7,021

NOTE 17 — Common Stock Warrant
In connection with the issuance of the Preferred Stock, the Company also issued to the U.S. Treasury a warrant to purchase 336,568 shares of the Company’s common stock at an exercise price of $3.22 per share, which would represent an aggregate investment, if exercised for cash, of approximately $1,100 in Company common stock. The exercise price may be paid either by withholding a number of shares of common stock issuable upon exercise of the warrant equal to the value of the aggregate exercise price of the warrant, determined by reference to the market price of the Company’s common stock on the trading day on which the warrant is exercised, or if agreed to by the Company and the warrant holder, by the payment of cash equal to the aggregate exercise price. The warrant may be exercised any time before December 5, 2018.
page 64     |     CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT

NOTE 18 — Regulatory Matters
CFBank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. As of December 31, 2010, CFBank met all capital adequacy requirements to which it is subject.
Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2010 and 2009, CFBank was well capitalized under the regulatory framework for prompt corrective action. OTS has authority to downgrade capital status in the event of regulatory concerns.
CFBank received a letter from OTS dated March 15, 2011 notifying it that, without the approval or non-objection of the OTS, CFBank: i) may not increase its total assets during any quarter in excess of interest credited on deposits during the prior quarter; ii) may not add or replace a director, senior executive officer or change the responsibilities of any senior executive officer; iii) may not make any golden parachute payment to its directors, officers or employees; iv) may not enter into, renew, extend or revise any contractual arrangement regarding compensation with any senior executive officer or director of the bank; v) may not enter into any significant arrangement or contract with a third party service provider or any arrangement that is not in the ordinary course of business; or vi) may not declare or pay any dividend or make any capital distribution.
Actual and required capital amounts and ratios are presented below at year end.

					TO BE WELL CAPITALIZED
			FOR CAPITAL		UNDER PROMPT CORRECTIVE
	ACTUAL		ADEQUACY PURPOSES		ACTION REGULATIONS
	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO

2010
Total Capital to risk weighted assets	$20,428	10.68%	$15,296	8.0%	$19,120	10.0%
Tier 1 (Core) Capital to risk weighted assets	17,983	9.41%	7,648	4.0%	11,472	6.0%
Tier 1 (Core) Capital to adjusted total assets	17,983	6.59%	10,909	4.0%	13,637	5.0%
Tangible Capital to adjusted total assets	17,983	6.59%	4,091	1.5%	N/A	N/A

2009
Total Capital to risk weighted assets	$26,978	11.72%	$18,417	8.0%	$23,021	10.0%
Tier 1 (Core) Capital to risk weighted assets	24,073	10.46%	9,208	4.0%	13,813	6.0%
Tier 1 (Core) Capital to adjusted total assets	24,073	8.87%	10,850	4.0%	13,563	5.0%
Tangible Capital to adjusted total assets	24,073	8.87%	4,069	1.5%	N/A	N/A
CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT     |     page 65

NOTE 18 — Regulatory Matters (continued)
The Qualified Thrift Lender test requires at least 65% of assets be maintained in housing-related finance and other specified areas. If this test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or CFBank must convert to a commercial bank charter. Management believes that this test is met.
CFBank converted from a mutual to a stock institution in 1998, and a “liquidation account” was established with an initial balance of $14,300, which was net worth reported in the conversion prospectus. The liquidation account represents a calculated amount for the purposes described below, and it does not represent actual funds included in the consolidated financial statements of the Company. Eligible depositors who have maintained their accounts, less annual reductions to the extent they have reduced their deposits, would be entitled to a priority distribution from this account if CFBank liquidated. Dividends may not reduce CFBank’s stockholder’s equity below the required liquidation account balance.
Dividend Restrictions: The Holding Company’s principal source of funds for dividend payments is dividends received from CFBank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year’s net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above. CFBank must receive OTS approval prior to any dividend payments. See Note 16 — Preferred Stock for a description of restrictions on the payment of dividends on the Company’s common stock as a result of participation in the TARP Capital Purchase Program and pursuant to a May 2010 agreement with OTS.
NOTE 19 — Derivative Instruments
Interest-rate swaps: CFBank utilizes interest-rate swaps as part of its asset liability management strategy to help manage its interest rate risk position, and does not use derivatives for trading purposes. The notional amount of the interest-rate swaps does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest-rate swap agreements. CFBank was party to interest-rate swaps with a combined notional amount of $8,278 at December 31, 2010 and $7,987 at December 31, 2009.
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
Contingent Features: The counterparty to CFBank’s interest-rate swaps is exposed to credit risk whenever the interest-rate swaps are in a liability position. At year-end 2010, CFBank had $1,589 in securities pledged as collateral for these derivatives. Should the liability increase, CFBank will be required to pledge additional collateral. Additionally, CFBank’s interest-rate swap instruments contain provisions that require CFBank to remain well capitalized under regulatory capital standards. CFBank was well capitalized at December 31, 2010. If CFBank’s capital falls below well-capitalized levels, the counterparty to the interest-rate swap instruments could request immediate payment.
Summary information about the derivative instruments is as follows:

	2010	2009
Notional amount	$8,278	$7,987
Weighted average pay rate on interest-rate swaps	4.02%	4.09%
Weighted average receive rate on interest-rate swaps	0.27%	0.24%
Weighted average maturity (years)	7.4	7.9
Fair value of interest-rate swaps	$(686)	$(480)
Fair value of yield maintenance provisions	$686	$480
page 66     |     CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT

NOTE 19 — Derivative Instruments (continued)
The fair value of the yield maintenance provisions and interest-rate swaps is recorded in other assets and other liabilities, respectively, in the consolidated balance sheet. Changes in the fair value of the yield maintenance provisions and interest-rate swaps are reported currently in earnings, as other noninterest income in the consolidated statements of operations. There were no net gains or losses recognized in earnings related to yield maintenance provisions and interest-rate swaps in 2010, 2009 or 2008.
Mortgage Banking Derivatives: Commitments to fund certain mortgage loans (interest rate locks) to be sold into the secondary market are considered derivatives. These mortgage banking derivatives are not designated in hedge relationships. At year-end 2010, the Company had approximately $5,760 of interest rate lock commitments related to residential mortgage loans. The fair value of these mortgage banking derivatives was reflected by a derivative asset of $41 which was included in other assets in the consolidated balance sheet. At year-end 2009, these mortgage banking derivatives were not significant. Fair values were estimated based on anticipated gains upon the sale of the underlying loans. Changes in the fair values of these mortgage banking derivatives are included in net gains on sales of loans. Net gains recognized in earnings related to these mortgage banking derivatives totaled $41 in 2010.
NOTE 20 — Loan Commitments and Other Related Activities
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
The contractual amounts of financial instruments with off-balance-sheet risk at year end were as follows:

	2010		2009
	FIXED RATE	VARIABLE RATE	FIXED RATE	VARIABLE RATE
Commitments to make loans	$3,872	$240	$4,727	$3,583
Unused lines of credit	86	26,728	76	32,735
Standby letters of credit	490	13	128	—
Commitments to make loans are generally made for periods of 60 days or less, except for construction loan commitments, which are typically for a period of one year, and loans under a specific drawdown schedule, which are based on the individual contracts. The fixed rate loan commitments had interest rates ranging from 3.00% to 8.00% and maturities ranging from 3 months to 30 years at December 31, 2010. The fixed rate loan commitments had interest rates ranging from 4.00% to 7.75% and maturities ranging from 2 months to 30 years at December 31, 2009.
CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT     |     page 67

NOTE 21 — Parent Company Only Condensed Financial Information
Condensed financial information of Central Federal Corporation follows:
CONDENSED BALANCE SHEETS

	DECEMBER 31,
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	2010	2009

Assets
Cash and cash equivalents	$745	$1,807
Investment in banking subsidiary	18,661	24,786
Investment in and advances to other subsidiaries	1,851	1,863
Other assets	94	2

Total assets	$21,351	$28,458

Liabilities and Equity
Subordinated debentures	$5,155	$5,155
Accrued expenses and other liabilities	207	76
Stockholders’ equity	15,989	23,227

Total liabilities and stockholders’ equity	$21,351	$28,458

CONDENSED STATEMENTS OF OPERATIONS

	YEARS ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS)	2010	2009	2008
Interest income	$—	$20	$—
Other income	—	208	—
Interest expense	167	196	334
Other expense	567	425	366

Loss before income tax and undistributed subsidiaries’ operations	(734)	(393)	(700)
Income tax (expense) benefit	—	(346)	261
Effect of subsidiaries’ operations	(6,136)	(9,152)	1,162

Net income (loss)	$(6,870)	$(9,891)	$723

page 68     |     CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT

NOTE 21 — Parent Company Only Condensed Financial Information (continued)
CONDENSED STATEMENTS OF CASH FLOWS

	DECEMBER 31,
(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	2010	2009	2008

Cash flows from operating activities
Net income (loss)	$(6,870)	$(9,891)	$723
Adjustments:
Effect of subsidiaries’ operations	6,136	9,152	(1,162)
Net gain on acquisition	—	(208)	—
Stock-based compensation expense	2	2	—
Change in other assets and other liabilities	(51)	848	(20)

Net cash from operating activities	(783)	(97)	(459)

Cash flows from investing activities
Investments in banking subsidiary	—	(7,225)	—
Investments in other subsidiaries	(8)	(677)	(12)

Net cash from investing activities	(8)	(7,902)	(12)

Cash flows from financing activities
Proceeds from issuance of preferred stock and common stock warrant	—	—	7,203
Costs associated with issuance of preferred stock	—	(13)	—
Purchase of treasury stock	—	—	(1,632)
Dividends paid	(271)	(546)	(860)

Net cash from financing activities	(271)	(559)	4,711

Net change in cash and cash equivalents	(1,062)	(8,558)	4,240
Beginning cash and cash equivalents	1,807	10,365	6,125

Ending cash and cash equivalents	$745	$1,807	$10,365

CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT     |     page 69

NOTE 22 — Earnings (Loss) Per Common Share
The factors used in the earnings (loss) per common share computation follow.

(DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)	2010	2009	2008

Basic
Net income (loss)	$(6,870)	$(9,891)	$723
Less: Preferred dividends and accretion of discount on preferred stock	(410)	(407)	(29)
Less: Net (income) loss allocated to unvested share-based payment awards	29	27	(4)

Net income (loss) allocated to common stockholders	$(7,251)	$(10,271)	$690

Weighted average common shares outstanding	4,094,790	4,088,904	4,200,504

Basic earnings (loss) per common share	$(1.77)	$(2.51)	$0.16

Diluted
Net income (loss) allocated to common stockholders	$(7,251)	$(10,271)	$690

Weighted average common shares outstanding for basic earnings (loss) per common share	4,094,790	4,088,904	4,200,504
Add: Dilutive effects of assumed exercises of stock options	—	—	1,185
Add: Dilutive effects of assumed exercise of stock warrant	—	—	381

Average shares and dilutive potential common shares	4,094,790	4,088,094	4,202,070

Diluted income (loss) per common share	$(1.77)	$(2.51)	$0.16

The following potential average common shares were anti-dilutive and not considered in computing diluted earnings (loss) per common share because, with respect to the years ended December 31, 2010 and 2009, the Company had a loss from continuing operations and, with respect to the year ended December 31, 2008, the exercise price of the options was greater than the average stock price for the period.

	2010	2009	2008
Stock options	269,776	310,361	322,258
Stock warrant	336,568	336,568	—
page 70     |     CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT

NOTE 23 — Other Comprehensive Income (Loss)
Other comprehensive income (loss) components and related tax effects were as follows:

	2010	2009	2008
Unrealized holding gains on securities available for sale	$436	$354	$300
Reclassification adjustment for gains realized in income	(468)	—	(54)

Net change in unrealized gains (losses)	(32)	354	246
Tax effect	—	—	(83)

Net of tax amount	$(32)	$354	$163

The following is a summary of the accumulated other comprehensive income balances, net of tax:

	BALANCE AT		BALANCE AT
	DECEMBER 31, 2009	CURRENT PERIOD CHANGE	DECEMBER 31, 2010
Unrealized gains (losses) on securities available for sale	$704	$(32)	$672
CENTRAL FEDERAL CORPORATION 2010 ANNUAL REPORT     |     page 71

BOARD OF DIRECTORS AND OFFICERS

CENTRAL FEDERAL CORPORATION AND CFBANK BOARD OF DIRECTORS	CENTRAL FEDERAL CORPORATION OFFICERS	CFBANK COLUMBUS DEVELOPMENT BOARD	CFBANK EXECUTIVE OFFICERS	CFBANK COLUMBIANA REGION DEVELOPMENT BOARD

Jerry F. Whitmer, Esq.
Of Counsel
Brouse McDowell
Chairman Central Federal Corporation & CFBank

Jeffrey W. Aldrich
Former President Sterling China Co.

Thomas P. Ash
Director of Governmental Relations
Buckeye Association of School Administrators

William R. Downing
President
R.H. Downing Inc.

Gerry W. Grace
Former President
Grace Services, Inc.
Eloise L. Mackus, Esq.
Chief Executive Officer, General Counsel & Corporate Secretary

Therese A. Liutkus, CPA
President, Treasurer & Chief Financial Officer

John A. Lende, CPA
Vice President & Controller

Laura L. Martin
Assistant Corporate Secretary	Lou J. Briggs
Former President Pro Tem Worthington City Council

James J. Chester
Partner, Chester Willcox and Saxbe, LLP

Douglas S. Morgan
Attorney
Hahn Loeser

David L. Royer
Continental Real Estate Companies

Joseph Robertson, IV
Managing Director RBC Capital Markets

Brenda K. Stier-Anstine
President
Marketing Works

Roland Tokarski
President
Quandel Group

Steven J. Yakubov
Interventional Cardiologist Riverside Methodist Hospital	Eloise L. Mackus, Esq.
Chief Executive Officer, General Counsel & Corporate Secretary

Therese A. Liutkus, CPA
President, Treasurer &
Chief Financial Officer

Timothy R. Fitzwater
Senior Commercial Officer

John S. Lawell
Senior Vice President, Operations

Corey D. Caster
Vice President
Mortgage Division

Dana C. Johnson
Vice President, Enterprise Risk & Internal Audit	Nicholas T. Amato
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
CORPORATE DATA
ANNUAL REPORT
A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission will be available March 30, 2011 without charge upon written request to:
Therese A. Liutkus, CPA
President, Treasurer and Chief Financial Officer
Central Federal Corporation
2923 Smith Road
Fairlawn, Ohio 44333
Phone: 330-576-1209
Fax: 330-576-1339
Email: TerriLiutkus@cfbankmail.com
ANNUAL MEETING
The Annual Meeting of Stockholders of Central Federal Corporation will be held at 10 a.m. on Thursday, May 19, 2011 at the Fairlawn Country Club, 200 North Wheaton Road, Fairlawn, Ohio.
STOCKHOLDER SERVICES
Registrar and Transfer Company serves as transfer agent for Central Federal Corporation shares. Communications regarding change of address, transfer of shares or lost certificates should be sent to:
Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
Phone: 800-368-5948
page 72     |