Form 10-K, Exhibit 13
period 2011-12-31
CENTRAL FEDERAL CORP
filed 2012-03-30
CIK 1070680

Exhibit 13.1

Annual Report to Security Holders for the Fiscal Year ended December 31, 2011

TABLE OF CONTENTS

MESSAGE TO STOCKHOLDERS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
1	Selected Financial and Other Data
3	Forward-Looking Statements
5	General
7	Cease and Desist Orders
8	Financial Condition
19	Comparison of Results of Operations for 2011 and 2010
25	Comparison of Results of Operations for 2010 and 2009
32	Quantitative and Qualitative Disclosures about Market Risk
33	Liquidity and Capital Resources
38	Impact of Inflation
38	Critical Accounting Policies
41	Market Prices and Dividends Declared

FINANCIAL STATEMENTS
2	Management’s Report on Internal Control Over Financial Reporting
3	Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements
4	Consolidated Financial Statements
8	Notes to Consolidated Financial Statements

76	BOARD OF DIRECTORS AND OFFICERS

76	CFBANK OFFICE LOCATIONS

CORPORATE DATA
76	Annual Report
76	Annual Meeting
76	Stockholder Services

Dear Stockholders:

Thank you for your steadfast support of Central Federal Corporation and CFBank. Over the past year, which was one of both challenges and steps forward, we have been fortunate to benefit from the buttress of our stockholders, our hard working colleagues, and the communities in which we operate.

While there has been economic improvement in Ohio, significant challenges remain. The relative stability of the Ohio real estate market has protected our region from the worst of the real estate collapse, but this market still experiences weakness.

Among our own challenges during 2011 have been the restrictions of the Consent Order entered into with our regulators in May 2011. We have pursued and will continue to pursue means of improving our capital situation, with the ultimate goal of returning to profitability and the lifting of these restrictions. Other challenges have included the overhanging cost of participation in the Troubled Asset Relief Program, some continuing weakness in the real estate market in our region, and continued uncertainty in economic conditions overall.

It remains our belief that a large number of existing and potential commercial and consumer customers in our markets prefer the higher level of service that community banks, such as CFBank, seek to provide. Our mortgage business, for example, serves customers by responding to their needs with excellent rates and personal attention. Colleagues in all of our departments provide high levels of service, recognizing how important our customers are to us.

We have maintained processes, established last year, to assess credit quality, improve collection and workout efforts with troubled borrowers, and enhance the loan underwriting and approval functions of CFBank. As a result of these processes, the level of nonperforming loans, criticized and classified loans, and past due loans decreased during 2011. Looking to the future, we have taken steps designed to put Central Federal Corporation and CFBank in a better position. These include cleaning up and strengthening the balance sheet, refocusing on the commercial credit business, continuing to lend carefully to both commercial and residential clients, continuing to originate residential first and second mortgages, and undertaking efforts to improve our capital strength.

Much remains to be done. This has been a year in which we have made preparations for our future. Our offices are in strategic locations where we believe we can capitalize on business opportunities once we increase our capital levels. To paraphrase Robert Frost, while we have miles to go before we sleep, we continue to make headway on promises to keep.

Sincerely,

Eloise L. Mackus, Esq.

Chief Executive Officer

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SELECTED FINANCIAL AND OTHER DATA

The information in the following tables should be read in conjunction with our consolidated financial statements, the related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in this report.

	At December 31,
	2011	2010	2009	2008	2007
	(Dollars in thousands)
Selected Financial Condition Data:
Total assets	$250,920	$275,232	$273,742	$277,781	$279,582
Cash and cash equivalents	61,436	34,275	2,973	4,177	3,894
Securities available for sale	18,516	28,798	21,241	23,550	28,398
Loans held for sale	1,210	1,953	1,775	284	457
Loans, net(1)	151,160	190,767	232,003	234,924	230,475
Allowance for loan losses	6,110	9,758	7,090	3,119	2,684
Nonperforming assets	10,671	14,566	13,234	2,412	574
Foreclosed assets	2,370	4,509	—	—	86
Other intangible assets	89	129	169	—	—
Deposits	217,049	227,381	211,088	207,647	194,308
FHLB advances	15,742	23,942	32,007	29,050	49,450
Subordinated debentures	5,155	5,155	5,155	5,155	5,155
Total stockholders’ equity	9,944	15,989	23,227	33,075	27,379

	For the Year ended December 31,
	2011	2010	2009	2008	2007
	(Dollars in thousands)
Summary of Operations:
Total interest income	$9,656	$12,617	$14,446	$16,637	$17,523
Total interest expense	3,478	4,183	5,947	7,935	9,795

Net interest income	6,178	8,434	8,499	8,702	7,728
Provision for loan losses	3,375	8,468	9,928	917	539

Net interest income (loss) after provision for loan losses	2,803	(34)	(1,429)	7,785	7,189
Noninterest income:
Net gain on sale of securities	353	468	—	54	—
Other	770	1,326	1,377	894	728

Total noninterest income	1,123	1,794	1,377	948	728
Noninterest expense	9,351	8,432	8,262	7,749	7,997

Income (loss) before income taxes	(5,425)	(6,672)	(8,314)	984	(80)
Income tax expense (benefit)	—	198	1,577	261	(63)

Net income (loss)	$(5,425)	$(6,870)	$(9,891)	$723	$(17)

Net income (loss) available to common stockholders	$(5,850)	$(7,280)	$(10,298)	$694	$(17)

(See footnotes on next page)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

	At or for the Year ended December 31,
	2011	2010	2009	2008	2007
Selected Financial Ratios and Other Data:

Performance Ratios:(2)
Return on average assets	(1.99%)	(2.41%)	(3.45%)	0.26%	(0.01%)
Return on average equity	(42.69%)	(35.52%)	(32.95%)	2.68%	(0.06%)
Average yield on interest-earning assets(3)	3.82%	4.76%	5.32%	6.38%	7.23%
Average rate paid on interest-bearing liabilities	1.47%	1.73%	2.50%	3.38%	4.50%
Average interest rate spread(4)	2.35%	3.03%	2.82%	3.00%	2.73%
Net interest margin, fully taxable equivalent(5)	2.44%	3.18%	3.13%	3.34%	3.19%
Interest-earning assets to interest-bearing liabilities	106.73%	109.74%	114.59%	111.33%	111.47%
Efficiency ratio(6)	117.62%	85.98%	83.60%	80.75%	94.57%
Noninterest expense to average assets	3.43%	2.96%	2.88%	2.79%	3.08%
Common stock dividend payout ratio	n/m	n/m	n/m	125.00%	n/m

Capital Ratios:(2)
Equity to total assets at end of period	3.96%	5.81%	8.48%	11.91%	9.79%
Average equity to average assets	4.66%	6.79%	10.47%	9.72%	10.81%
Tangible capital ratio (7)	5.39%	6.59%	8.87%	9.16%	8.48%
Core capital ratio (7)	5.39%	6.59%	8.87%	9.16%	8.48%
Total risk-based capital ratio (7)	10.30%	10.68%	11.72%	11.58%	11.01%
Tier 1 risk-based capital ratio (7)	9.02%	9.41%	10.46%	10.51%	9.89%

Asset Quality Ratios:(2)
Nonperforming loans to total loans (8)	5.28%	5.02%	5.54%	1.01%	0.21%
Nonperforming assets to total assets(9)	4.25%	5.29%	4.83%	0.87%	0.21%
Allowance for loan losses to total loans	3.89%	4.87%	2.97%	1.31%	1.15%
Allowance for loan losses to nonperforming loans (8)	73.61%	97.03%	53.57%	129.31%	550.00%
Net charge-offs (recoveries) to average loans	3.97%	2.63%	2.47%	0.20%	(0.02%)

Per Share Data:
Basic earnings (loss) per common share	$(1.42)	$(1.77)	$(2.51)	$0.16	$—
Diluted earnings (loss) per common share	(1.42)	(1.77)	(2.51)	0.16	—
Dividends declared per common share	—	—	—	0.20	0.28
Tangible book value per common share at end of period	0.66	2.13	3.91	6.36	6.17

(1)	Loans, net represents gross loans receivable net of the allowance for loan losses, loans in process and deferred loan origination fees.
(2)	Asset quality ratios and capital ratios are end-of-period ratios. All other ratios are based on average monthly balances during the indicated periods.
(3)	Calculations of yield are presented on a taxable equivalent basis using the federal income tax rate of 34%.
(4)	The average interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(5)	The net interest margin represents net interest income as a percent of average interest-earning assets.
(6)

The efficiency ratio equals noninterest expense (excluding amortization of intangibles and foreclosed assets expense) divided by net interest income plus noninterest income (excluding gains or losses on securities transactions).

(7)	Regulatory capital ratios of CFBank.
(8)	Nonperforming loans consist of nonaccrual loans and other loans 90 days or more past due.
(9)	Nonperforming assets consist of nonperforming loans and foreclosed assets.

n/m - not meaningful

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

Statements in this annual report and in other communications by the Company that are not statements of historical fact are forward-looking statements which are made in good faith by us. Forward-looking statements include, but are not limited to: (1) projections of revenues, income or loss, earnings or loss per common share, capital structure and other financial items; (2) plans and objectives of the management or Boards of Directors of Central Federal Corporation (the Holding Company) or CFBank; (3) statements regarding future events, actions or economic performance; and (4) statements of assumptions underlying such statements. Words such as “estimate,” “strategy,” “may,” “believe,” “anticipate,” “expect,” “predict,” “will,” “intend,” “plan,” “targeted,” and the negative of these terms, or similar expressions, are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. Various risks and uncertainties may cause actual results to differ materially from those indicated by our forward-looking statements. The following factors could cause such differences:

•

a continuation of current high unemployment rates and difficult economic conditions or adverse changes in general economic conditions and economic conditions in the markets we serve, any of which may affect, among other things, our level of nonperforming assets, charge-offs, and provision for loan loss expense;

•	changes in interest rates that may reduce net interest margin and impact funding sources;

•	our ability to maintain sufficient liquidity to continue to fund our operations;

•	our ability to reduce our high level of nonperforming assets and operating expenses;

•	changes in market rates and prices, including real estate values, which may adversely impact the value of financial products including securities, loans and deposits;

•	the possibility of other-than-temporary impairment of securities held in our securities portfolio;

•

results of examinations of the Holding Company and CFBank by the regulators, including the possibility that the regulators may, among other things, require CFBank to increase its allowance for loan losses or write-down assets;

•	our ability to meet the requirements of the Orders, as defined below, under the section captioned “Cease and Desist Orders”;

•	our ability to generate profits in the future is unlikely without additional capital;

•

the uncertainties arising from the Holding Company’s participation in the Troubled Asset Relief Program (TARP) Capital Purchase Program, including the impact on employee recruitment and retention and other business and practices, and uncertainties concerning the potential redemption by the Holding Company of Central Federal Corporation Fixed Rate Cumulative Perpetual Preferred Stock, Series A, (Preferred Stock) issued to the United States Department of the Treasury (U.S. Treasury) under the program, including the timing of, regulatory approvals for, and conditions placed upon, any such redemption;

•	changes in tax laws, rules and regulations;

•

various monetary and fiscal policies and regulations, including those determined by the Board of Governors of the Federal Reserve System (FED), the Federal Deposit Insurance Corporation (FDIC) and the Office of the Comptroller of the Currency (OCC);

•	competition with other local and regional commercial banks, savings banks, credit unions and other non-bank financial institutions;

Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	our ability to grow our core businesses;

•	technological factors which may affect our operations, pricing, products and services;

•	unanticipated litigation, claims or assessments; and

•	management’s ability to manage these and other risks.

Forward-looking statements are not guarantees of performance or results. A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. The Holding Company, including its subsidiaries, together referred to as “the Company,” believes it has chosen these assumptions or bases in good faith and that they are reasonable. We caution you, however, that assumptions or bases almost always vary from actual results, and the differences between assumptions or bases and actual results can be material. The forward-looking statements included in this report speak only as of the date of the report. We undertake no obligation to publicly release revisions to any forward-looking statements to reflect events or circumstances after the date of such statements, except to the extent required by law.

Our filings with the Securities and Exchange Commission (SEC), including our Form 10-K filed for 2011, detail other risks, all of which are difficult to predict and many of which are beyond our control.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

The Holding Company is a savings and loan holding company incorporated in Delaware in 1998. Substantially all of our business is conducted through our principal subsidiary, CFBank, a federally chartered savings association formed in Ohio in 1892.

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

Our principal market area for loans and deposits includes the following Ohio counties: Summit County through our office in Fairlawn, Ohio; Franklin County through our office in Worthington, Ohio; and Columbiana County through our offices in Calcutta and Wellsville, Ohio. We originate commercial and residential real estate loans and business loans primarily throughout Ohio. Lending activities are conducted through our offices. In 2003, we began originating commercial, commercial real estate and multi-family residential mortgage loans and expanded into business financial services in the Fairlawn and Columbus, Ohio markets. Most of our deposits and loans come from our market area. Because of CFBank’s concentration of business activities in Ohio, the Company’s financial condition and results of operations depend upon economic conditions in Ohio. Adverse economic conditions in Ohio have adversely affected and continue to adversely affect the ability of our customers to repay their loans as well as our financial condition and results of operations. Conditions such as inflation, recession, unemployment, high interest rates, short money supply, international disorders, terrorism and other factors beyond our control may adversely affect our profitability. We are less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies. This sustained period of increased payment delinquencies, foreclosures and losses caused by adverse market and economic conditions in Ohio have adversely affected and continue to adversely affect the value of our assets, revenues, results of operations and financial condition. Moreover, we cannot give any assurance we will benefit from any market growth or favorable economic conditions in our primary market areas if they do occur. Unless we are successful in raising additional capital it is likely we will be subject to additional regulatory restrictions which could ultimately result in our being instructed to seek a merger partner or CFBank being liquidated.

Our net income is dependent primarily on net interest income, which is the difference between the interest income earned on loans and securities and our cost of funds, consisting of interest paid on deposits and borrowed funds. Net interest income is affected by regulatory, economic and competitive factors that influence interest rates, loan demand, the level of nonperforming assets and deposit flows.

Net income is also affected by, among other things, provisions for loan losses, loan fee income, service charges, gains on loan sales, operating expenses, and franchise and income taxes. Operating expenses principally consist of employee compensation and benefits, occupancy, FDIC insurance premiums and other general and administrative expenses. In general, results of operations are significantly affected by general economic and competitive conditions, changes in market interest rates and real estate values, government policies and actions of regulatory authorities. Regulators have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our business, financial condition, results of operations and cash flows.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act). The Dodd-Frank Act included numerous provisions designed to strengthen the financial industry, enhance consumer protection, expand disclosures and provide for transparency. Some of these provisions included changes to FDIC insurance coverage, which included a permanent increase in the coverage to $250,000 per depositor. Additional provisions created a Bureau of Consumer Financial Protection, which is authorized to write rules on all consumer financial products. Still other provisions created a Financial Stability Oversight Council, which is not only empowered to determine the entities that are systemically significant and therefore require more stringent regulations, but which is also charged with reviewing, and, when appropriate, submitting comments to the SEC and Financial Accounting Standards Board (FASB) with respect to existing or proposed accounting principles, standards or procedures. Further, the Dodd-Frank Act retained the thrift charter and merged the Office of Thrift Supervision (OTS), the former regulator of CFBank, into the OCC. The aforementioned are only a few of the numerous provisions included in the Dodd-Frank Act. The overall impact of the entire Dodd-Frank Act will not be known until full implementation is completed, but the possibility of significant additional compliance costs exists, and the Dodd-Frank Act consequently may have a material adverse impact on our operations.

The significant volatility and disruption in capital, credit and financial markets which began in 2008 continued to have a detrimental effect on our national and local economies in 2011. These effects have included lower real estate values; tightened availability of credit; increased loan delinquencies, foreclosures, personal and business bankruptcies and unemployment rates; decreased consumer confidence and spending; significant loan charge-offs and write-downs of asset values by financial institutions and government-sponsored agencies; and a reduction of manufacturing and service business activity and international trade. We do not expect these difficult market conditions to improve in the short term, and a continuation or worsening of these conditions could increase their adverse effects. Adverse effects of these conditions could include increases in loan delinquencies and charge-offs; increases in our loan loss reserves based on general economic factors; increases to our specific loan loss reserves due to the impact of these conditions on specific borrowers or the collateral for their loans; increases in the number of foreclosed assets; declines in the value of our foreclosed assets due to the impact of these conditions on property values; increases in our cost of funds due to increased competition and aggressive deposit pricing by local and national competitors with liquidity needs; attrition of our core deposits due to this aggressive deposit pricing and/or consumer concerns about the safety of their deposits; increases in regulatory and compliance costs; and declines in the trading price of our common stock. Without significant additional capital, it is unlikely that we will be able to return to profitability, which could ultimately result in our being instructed to seek a merger partner or CFBank being liquidated.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cease and Desist Orders

On May 25, 2011, the Holding Company and CFBank each consented to the issuance of an Order to Cease and Desist (the Holding Company Order and the CFBank Order, respectively, and collectively, the Orders) by the OTS, the primary regulator of the Holding Company and CFBank at the time the Orders were issued. In July 2011, in accordance with the Dodd-Frank Act, the FED replaced the OTS as the primary regulator of the Holding Company and the OCC replaced the OTS as the primary regulator of CFBank. The requirements of the Orders will remain in effect until terminated, modified or suspended by regulators. See Note 2 to our consolidated financial statements included in this annual report for additional information regarding the Orders.

The Company announced a registered common stock offering of up to $30.0 million, on August 9, 2011. The registered common stock offering consists of a $25.0 million rights offering and a $5.0 million offering to a group of standby purchasers. See Note 2 to our consolidated financial statements included in this annual report for additional information regarding the registered common stock offering.

We have taken such actions as we believe are necessary to comply with all requirements of the Orders which are currently effective, and we are continuing to work toward compliance with the provisions of the Orders having future compliance dates. Although we did not comply with the higher capital ratio requirements by the September 30, 2011 required date, based on informal discussions with our regulators and due to the pendency of the stock offering, management does not expect that any additional material restrictions or penalties will be imposed by regulators as a result of not complying with the September 30, 2011 deadline, assuming we are able to raise sufficient capital in the stock offering within a reasonable period of time. Failure to comply with the Orders could result in the initiation of further regulatory enforcement action against us, including the imposition of further operating restrictions. Regulators could also instruct us to seek a merger partner or liquidate CFBank.

The Holding Company and CFBank have incurred, and expect to continue to incur, significant additional regulatory compliance expense in connection with the Orders. It is possible that regulatory compliance expenses related to the Orders could have a material adverse impact on us in the future.

The significant directives contained in the Orders, including higher capital requirements, requirements to reduce the level of our classified and criticized assets, growth and operating restrictions, restrictions on brokered deposits, restrictions on certain types of lending and restrictions on dividend payments may impede our ability to operate our business and to effectively compete in our markets. In addition, the regulators must approve any deviation from our business plan, which could limit our ability to make any changes to our business and could negatively impact the scope and flexibility of our business activities. Certain provisions of the Orders that could have a material negative impact on the financial condition and operating results of CFBank and the Holding Company are as follows:

1.	Because the CFBank Order requires CFBank to have 8% core capital and 12% total risk-based capital, CFBank is no longer considered well-capitalized under the prompt corrective action regulations and is deemed adequately capitalized so long as it maintains at least 4% core capital, 4% tier 1 risk-based capital and 8% total risk-based capital. At December 31, 2011, CFBank had 5.39% core capital, 9.02% tier 1 risk-based capital and 10.30% total risk-based capital. If CFBank capital falls below the levels to be considered adequately capitalized, it may be subject to substantially greater regulatory scrutiny, including the imposition of additional restrictions on our operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

2.	The Holding Company is significantly dependent on dividends from CFBank to provide the liquidity necessary to meet its obligations. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Pursuant to the CFBank Order, CFBank may not declare or pay dividends or make any other capital distributions without receiving prior written regulatory approval. Future dividend payments by CFBank to the Holding Company would be based on future earnings and regulatory approval. The payment of dividends from CFBank to the Holding Company is not likely to be approved by regulators while CFBank is suffering significant losses. As a result of the current level of problem assets, the continuing depressed economy and the longer periods of time necessary to work out problem assets in the current economy, it is unlikely CFBank will be able to pay dividends to the Holding Company. If CFBank is unable to pay dividends, the Holding Company may not have sufficient funds to be able to pay its obligations, which would have a material adverse impact on our financial condition and could result in the Holding Company becoming insolvent without the addition of new capital.

3.	Because CFBank is no longer considered to be well-capitalized, it is prohibited from accepting or renewing brokered deposits without FDIC approval and is subject to market rate limitations published by the FDIC when offering deposits to the general public. See the section titled “Financial Condition - Deposits” and the section titled “Liquidity and Capital Resources” for additional information regarding these regulatory restrictions.

Management’s discussion and analysis represents a review of our consolidated financial condition and results of operations for the periods presented. This review should be read in conjunction with our consolidated financial statements and related notes.

Financial Condition

General. Assets totaled $250.9 million at December 31, 2011 and decreased $24.3 million, or 8.8%, from $275.2 million at December 31, 2010. The decrease was due to a $39.6 million decrease in net loan balances, a $10.3 million decrease in securities available for sale, and a $2.1 million decrease in foreclosed assets, partially offset by a $27.2 million increase in cash and cash equivalents and a $2.0 million increase in interest-bearing deposits in other financial institutions.

Cash and cash equivalents. Cash and cash equivalents totaled $61.4 million at December 31, 2011 and increased $27.2 million, or 79.2%, from $34.3 million at December 31, 2010. The increase in cash and cash equivalents was a result of building on-balance-sheet liquidity. As a result of the losses in 2009, 2010 and the first quarter of 2011, management was concerned that CFBank would be restricted from accepting or renewing brokered deposits, in addition to other regulatory restrictions, and moved aggressively, prior to receipt of the CFBank Order in May 2011, to build liquidity to deal with potential retail deposit outflows and potential decreased borrowing capacity from the FHLB and the Federal Reserve Bank (FRB). See the section titled “Financial Condition – Deposits” for a discussion of actions taken by management with regard to brokered deposits and retail deposit pricing strategies prior to receipt of the CFBank Order. In addition to brokered and retail deposits gathered prior to receipt of the CFBank Order, the increase in liquidity was due to cash flows from the securities portfolio through sales, scheduled maturities and repayments, and cash flows from the loan portfolio which were not redeployed into new loan originations. The increase in liquidity had a negative impact on net interest margin because the yield on cash and cash equivalents was significantly less than the yield on securities and loans.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Interest-bearing deposits in other financial institutions. Interest-bearing deposits in other financial institutions totaled $2.0 million at December 31, 2011. These deposits represent investments in certificates of deposit held at other financial institutions that are fully insured by the FDIC. The investments have a weighted average yield of 1.16% and were made to enhance the yield on earning assets compared to investing these funds in short-term federal funds sold earning 0.25%. There were no interest-bearing deposits in other financial institutions at December 31, 2010.

Securities. Securities available for sale totaled $18.5 million at December 31, 2011 and decreased $10.3 million, or 35.7%, compared to $28.8 million at December 31, 2010. The decrease was due to sales and scheduled maturities and repayments in excess of purchases during the current year as management acted to increase liquidity, as discussed previously. See the section titled “Comparison of the Results of Operations for 2011 and 2010 – Noninterest Income” for additional information on security sales.

Loans. Net loans totaled $151.2 million at December 31, 2011 and decreased $39.6 million, or 20.8%, from $190.8 million at December 31, 2010. The decrease was primarily due to lower commercial, multi-family residential, commercial real estate and single-family residential loan balances and, to a lesser extent, lower consumer loan balances. Beginning in June 2010 and continuing in 2011, management slowed new lending to increase our capital ratios and, after receipt of the CFBank Order, to comply with lending restrictions. Commercial, commercial real estate and multi-family residential loans, including related construction loans, decreased $33.9 million, or 21.6%, and totaled $122.9 million at December 31, 2011. The decrease was primarily in commercial real estate loan balances, including related construction loans, which decreased $13.6 million, or 16.3%, due to principal repayments and payoffs in excess of current year originations and $2.7 million in charge-offs related to seven borrowers. Construction loans on commercial real estate properties, which totaled $2.6 million at December 31, 2010, were converted to permanent loans on the related commercial real estate properties in 2011. Commercial loans decreased by $12.2 million, or 31.9%, due to principal repayments and payoffs in excess of current year originations and $1.3 million in charge-offs related to four borrowers. Multi-family residential loans decreased by $8.1 million, or 23.1%, primarily related to principal repayments and payoffs in excess of current year originations and $3.2 million in charge-offs related to five borrowers. Single-family residential mortgage loans, including related construction loans totaled $18.2 million at December 31, 2011 and decreased $7.4 million, or 28.8%, from $25.6 million at December 31, 2010. The decrease in single-family residential mortgage loans was due to current year principal repayments and payoffs in excess of loans originated for portfolio. Construction loans on single-family residential properties, which totaled $2.3 million at December 31, 2010, were either converted to permanent mortgages on the related single-family residential properties or repaid in 2011. Consumer loans totaled $16.1 million at December 31, 2011 and decreased $2.0 million, or 10.9%, due to repayments of auto loans and home equity lines of credit.

Allowance for loan losses (ALLL). The ALLL totaled $6.1 million at December 31, 2011 and decreased $3.7 million, or 37.4%, from $9.8 million at December 31, 2010. The decrease in the ALLL was due to a 21.6% decrease in overall loan balances, the charge-off of certain nonperforming loans, a 17.5% decrease in nonperforming loans, a 32.9% decrease in past due loans and a 15.9% decrease in criticized and classified loans during the year ended December 31, 2011. The ratio of the ALLL to total loans was 3.89% at December 31, 2011, compared to 4.87% at December 31, 2010. The increase in the ratio of nonperforming loans to total loans despite the decrease in nonperforming loan balances was due to a decrease in overall loan portfolio balances in 2011.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The ALLL for the commercial real estate loan segment of the loan portfolio totaled $1.9 million at December 31, 2011 and decreased $2.8 million, or 60.5%, from $4.7 million at December 31, 2010. The decrease in the ALLL for this segment of the portfolio was due to a 13.6% decrease in overall commercial real estate loan balances, the charge-off of certain nonperforming commercial real estate loans, a 33.6% decrease in nonperforming commercial real estate loans and an 88.9% decrease in past due commercial real estate loans during the year ended December 31, 2011.

The ALLL is a valuation allowance for probable incurred credit losses. The ALLL methodology is designed as part of a thorough process that incorporates management’s current judgments about the credit quality of the loan portfolio into a determination of the ALLL in accordance with generally accepted accounting principles and supervisory guidance. Management analyzes the adequacy of the ALLL quarterly through reviews of the loan portfolio, including the nature and volume of the loan portfolio and segments of the portfolio; industry and loan concentrations; historical loss experience; delinquency statistics and the level of nonperforming loans; specific problem loans; the ability of borrowers to meet loan terms; an evaluation of collateral securing loans and the market for various types of collateral; various collection strategies; current economic conditions, trends and outlook; and other factors that warrant recognition in providing for an adequate ALLL. Based on the variables involved and the significant judgments management must make about outcomes that are uncertain, the determination of the ALLL is considered to be a critical accounting policy. See the section titled “Critical Accounting Policies” for additional discussion.

The ALLL consists of specific and general components. The specific component relates to loans that are individually classified as impaired. A loan is impaired when, based on current information and events, it is probable that CFBank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans of all classes within the commercial, commercial real estate and multi-family residential loan segments, regardless of size, and loans of all other classes over $500,000 are individually evaluated for impairment when they are 90 days past due, or earlier than 90 days past due if information regarding the payment capacity of the borrower indicates that payment in full according to the loan terms is doubtful. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate, or at the fair value of collateral, less costs to sell, if repayment is expected solely from the collateral. Large groups of smaller balance loans, such as consumer and single-family residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures. Loans within any class for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings (TDRs) and are classified as impaired. See Notes 1 and 4 to our consolidated financial statements included in this annual report for additional information regarding the ALLL.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Individually impaired loans totaled $12.1 million at December 31, 2011 and increased $1.4 million, or 13.0%, from $10.7 million at December 31, 2010. The increase was primarily due to loans that became impaired during the year, which included $4.5 million classified as TDRs as a result of implementation of Accounting Standards Update (ASU) No. 2011-02, Receivables (ASC 310), A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring, partially offset by loan charge-offs, which totaled $7.5 million in 2011, and repayments on impaired loans. The amount of the ALLL specifically allocated to individually impaired loans totaled $897,000 at December 31, 2011 and $2.9 million at December 31, 2010. Impaired collateral dependent loans were written down to the fair value of collateral in 2011 and there were no specific valuation allowances on these loans at December 31, 2011.

The specific reserve on impaired loans is based on management’s estimate of the present value of estimated future cash flows using the loan’s existing rate or the fair value of collateral, if repayment is expected solely from the collateral. On at least a quarterly basis, management reviews each impaired loan to determine whether it should have a specific reserve or partial charge-off. Management relies on appraisals, Brokers Price Opinions (BPO) or internal evaluations to help make this determination. Determination of whether to use an updated appraisal, BPO or internal evaluation is based on factors including, but not limited to, the age of the loan and the most recent appraisal, condition of the property and whether we expect the collateral to go through the foreclosure or liquidation process. Management considers the need for a downward adjustment to the valuation based on current market conditions and on management’s analysis, judgment and experience. The amount ultimately charged-off for these loans may be different from the specific reserve, as the ultimate liquidation of the collateral and/or projected cash flows may be different from management’s estimates.

Nonperforming loans, which are nonaccrual loans and loans at least 90 days past due but still accruing interest, decreased $1.8 million, or 17.5%, and totaled $8.3 million at December 31, 2011, compared to $10.1 million at December 31, 2010. The decrease in nonperforming loans was primarily due to $7.5 million in loan charge-offs, and, to a lesser extent, loan payments and proceeds from the sale of the underlying collateral of various loans, partially offset by $7.3 million in additional loans that became nonperforming during 2011. The $7.3 million in loans that became nonperforming during 2011 were primarily related to two multi-family residential real estate loans which totaled $4.4 million, four commercial real estate loans which totaled $2.2 million and ten single-family loans which totaled $653,000 at December 31, 2011. The ratio of nonperforming loans to total loans totaled 5.28% at December 31, 2011, compared to 5.02% at December 31, 2010. The following table presents information regarding the number and balance of nonperforming loans at December 31, 2011 and December 31, 2010.

	2011		2010
	Number of loans	Balance	Number of loans	Balance
	(Dollars in thousands)
Commercial	1	$47	5	$2,084
Single-family residential real estate	11	736	3	266
Multi-family residential real estate	3	4,996	3	3,986
Commercial real estate	6	2,356	5	3,550
Home equity lines of credit	3	166	2	161
Other consumer loans	—	—	1	10

Total	24	$8,301	19	$10,057

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Nonaccrual loans include some loans that were modified and identified as TDRs and the loans are not performing. TDRs included in nonaccrual loans totaled $3.0 million at December 31, 2011 and $4.5 million at December 31, 2010. The decrease in TDRs included in nonaccrual loans was primarily due to write-offs and repayments with proceeds from sales of collateral underlying the loans, partially offset by new TDRs.

Nonaccrual loans at December 31, 2011 and December 31, 2010 do not include $4.6 million and $839,000, respectively, of TDRs where customers have established a sustained period of repayment performance, generally six months, the loans are current according to their modified terms and repayment of the remaining contractual payments is expected. These loans are included in total impaired loans.

See Notes 1 and 4 to our consolidated financial statements included in this annual report for additional information regarding impaired loans and nonperforming loans.

The general component of the ALLL covers loans not classified as impaired and is based on historical loss experience, adjusted for current factors. Current factors considered include, but are not limited to: management’s oversight of the portfolio, including lending policies and procedures; nature, level and trend of the portfolio, including past due and nonperforming loans, loan concentrations, loan terms and other characteristics; current economic conditions and outlook; collateral values; and other items. The general ALLL is calculated based on CFBank’s loan balances and actual historical payment default rates for individual loans with payment defaults. For loans with no actual payment default history, industry estimates of payment default rates are applied, based on the applicable property types in the state where the collateral is located. Results are then scaled based on CFBank’s internal loan risk ratings, increasing the probability of default on loans with higher risk ratings, and industry loss rates are applied based on loan type. Industry estimates of payment default rates and industry loss rates are based on information compiled by the FDIC.

Industry information is adjusted based on management’s judgment regarding items specific to CFBank and the current factors discussed previously. The adjustment process is dynamic, as current experience adds to the historical information, and economic conditions and outlook migrate over time. Specifically, industry information is adjusted by comparing the historical payment default rates (CFBank historical default rates and industry estimates of payment default rates) against the current rate of payment default to determine if the current level is high or low compared to historical rates, or rising or falling in light of the current economic outlook. Industry information is adjusted by comparison to CFBank’s historical loss rates, including its one year loss rate, as well as the trend in those loss rates, past due, nonaccrual, criticized and classified loans. This adjustment process is performed for each segment of the portfolio. The following portfolio segments have been identified: commercial loans; single-family residential real estate loans; multi-family residential real estate loans; commercial real estate loans; construction loans; home equity lines of credit; and other consumer loans. These individual segments are then further segregated by classes and internal loan risk ratings. See Note 4 to our consolidated financial statements included in this annual report for additional information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s loan review process is an integral part of identifying problem loans and determining the ALLL. We maintain an internal credit rating system and loan review procedures specifically developed as the primary credit quality indicator to monitor credit risk for commercial, commercial real estate and multi-family residential real estate loans. We analyze these loans individually and categorize loans into risk categories based on relevant information about the ability of borrowers to service their debt, such as current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. Credit reviews for these loan types are performed at least annually, and more often for loans with higher credit risk. Loan officers maintain close contact with borrowers between reviews. Adjustments to loan risk ratings are based on the reviews and at any time information is received that may affect risk ratings. Additionally, an independent third party review of commercial, commercial real estate and multi-family residential loans, which was performed annually prior to June 2010, is now performed semi-annually. Management uses the results of these reviews to help determine the effectiveness of the existing policies and procedures and to provide an independent assessment of our internal loan risk rating system.

We have incorporated the regulatory asset classifications as a part of our credit monitoring and internal loan risk rating system. In accordance with regulations, problem loans are classified as special mention, substandard, doubtful or loss, and the classifications are subject to review by the regulators. Assets designated as special mention are considered criticized assets. Assets designated as substandard, doubtful or loss are considered classified assets. See Note 4 to our consolidated financial statements included in this annual report for additional information regarding descriptions of the regulatory asset classifications.

The level of CFBank’s criticized and classified assets continues to be negatively impacted by the duration and lingering nature of the current recessionary economic environment and its continued detrimental effects on our borrowers, including deterioration in client business performance, declines in borrowers’ cash flows and lower collateral values. The levels of criticized and classified assets decreased in 2011. Loans classified as special mention decreased $4.8 million, or 22.6%, and totaled $16.2 million at December 31, 2011, compared to $21.0 million at December 31, 2010. Loans classified as substandard decreased $3.5 million, or 12.3%, and totaled $25.1 million at December 31, 2011, compared to $28.6 million at December 31, 2010. Loans classified as doubtful totaled $407,000 at December 31, 2011. No loans were classified as doubtful at December 31, 2010. No loans were classified as loss at either date. The decrease in loans classified as special mention and substandard was due to charge-offs of $7.5 million and, to a lesser extent, principal repayments and payoffs since December 31, 2010. See Note 4 to our consolidated financial statements included in this annual report for additional information regarding risk classification of loans.

In addition to credit monitoring through our internal loan risk rating system, we also monitor past due information for all loan segments. Loans that are not rated under our internal credit rating system include groups of homogenous loans, such as single-family residential real estate loans and consumer loans. The primary credit indicator for these groups of homogenous loans is past due information.

Total past due loans decreased $2.7 million, or 32.9%, and totaled $5.6 million at December 31, 2011, compared to $8.3 million at December 31, 2010. Past due loans totaled 3.53% of the loan portfolio at December 31, 2011, compared to 4.13% at December 31, 2010. The decrease was primarily due to lower delinquency rates in the commercial and commercial real estate loan segments, partially offset by an increase in delinquency rates in the single-family and multi-family residential loan segments. See Note 4 to our consolidated financial statements for additional information regarding loan delinquencies.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

All lending activity involves risk of loss. Certain types of loans, such as option adjustable rate mortgage (ARM) products, junior lien mortgages, high loan-to-value ratio mortgages, interest only loans, subprime loans and loans with initial teaser rates, can have a greater risk of non-collection than other loans. CFBank has not engaged in subprime lending, used option ARM products or made loans with initial teaser rates. Information about junior lien mortgages and high loan-to-value ratio mortgages is set forth below.

Unsecured commercial loans may present a higher risk of non-collection than secured commercial loans. Unsecured commercial loans totaled $1.9 million, or 7.3% of the commercial loan portfolio, at December 31, 2011. The unsecured loans are primarily lines of credit to small businesses in CFBank’s market area and are guaranteed by the small business owners. At December 31, 2011, none of the unsecured loans was 30 days or more delinquent.

One of the more notable recessionary effects nationwide has been the reduction in real estate values. Real estate values in Ohio did not experience the dramatic increase prior to the recession that many other parts of the country did and, as a result, the declines have not been as significant, comparatively. However, real estate is the collateral on a substantial portion of the Company’s loans, and it is critical to determine the impact of any declining values in the allowance determination. For individual loans evaluated for impairment, current appraisals were obtained wherever practical, or other valuation methods, including BPOs, were used to estimate declines in value for consideration in determining the allowance. Within the real estate loan portfolio, in the aggregate, including single-family, multi-family and commercial real estate, generally at origination, approximately 90% of the portfolio had loan-to-value ratios of 85% or less. Declining collateral values and a continued adverse economic outlook have been considered in the ALLL at December 31, 2011; however, sustained recessionary pressure and declining real estate values in excess of management’s estimates, particularly with regard to commercial real estate and multi-family residential real estate, may expose the Company to additional losses.

Loans that contain interest only payments may present a higher risk than those loans with an amortizing payment that includes periodic principal reductions. Interest only loans are primarily commercial lines of credit secured by business assets and inventory, and consumer home equity lines of credit secured by the borrower’s primary residence. Due to the fluctuations in business assets and inventory of our commercial borrowers, CFBank has increased risk due to a potential decline in collateral values without a corresponding decrease in the outstanding principal. Interest only commercial lines of credit totaled $12.5 million, or 48.0% of the commercial portfolio at December 31, 2011. Given the recessionary effects of the economy, as previously discussed, the collateral that secures the home equity lines of credit may have experienced a deterioration in value since the loan was originated, increasing the risk to CFBank. Interest only home equity lines of credit totaled $12.7 million, or 85.4% of total home equity lines of credit at December 31, 2011.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Home equity lines of credit include both purchased loans and loans we originated for our portfolio. In 2005 and 2006, we purchased home equity lines of credit collateralized by properties located throughout the United States, including geographic areas that have experienced significant declines in housing values, such as California, Florida and Virginia. The outstanding principal balance of the purchased home equity lines of credit totaled $2.6 million at December 31, 2011, and $1.3 million, or 50.7%, of the balance is collateralized by properties in these states. The collateral values associated with certain loans in these states have declined by up to approximately 55% since these loans were originated in 2005 and 2006 and as a result, some loan balances exceed collateral values. There were thirteen loans with an aggregate principal balance outstanding of $1.0 million at December 31, 2011, where the loan balance exceeded the collateral value, generally determined using automated valuation methods, by an aggregate amount of $808,000. None of these loans was greater than 90 days delinquent or on nonaccrual status at December 31, 2011. As a result of a continuation of the depressed state of the housing market and general economy, we had three write-offs totaling $241,000 in the purchased portfolio during 2011, compared to four loans totaling $720,000 during 2010. We continue to monitor collateral values and borrower FICO® scores and, when the individual loan situation warrants, have frozen the lines of credit.

We believe the ALLL is adequate to absorb probable incurred credit losses in the loan portfolio as of December 31, 2011; however, future additions to the allowance may be necessary based on factors including, but not limited to, further deterioration in client business performance, continued or deepening recessionary economic conditions, declines in borrowers’ cash flows and market conditions which result in lower real estate values. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the ALLL. Such agencies may require additional provisions for loan losses based on judgments and estimates that differ from those used by management, or on information available at the time of their review. Management continues to diligently monitor credit quality in the existing portfolio and analyze potential loan opportunities carefully in order to manage credit risk. An increase in the ALLL and loan losses could occur if economic conditions and factors which affect credit quality, real estate values and general business conditions worsen or do not improve.

Foreclosed assets. Foreclosed assets totaled $2.4 million at December 31, 2011 and decreased $2.1 million, or 47.4%, from $4.5 million at December 30, 2010. The decrease was due to the sale of $1.0 million in inventory from a jewelry manufacturer that had been foreclosed in December 2010, which resulted in no additional loss, and a $1.1 million charge to foreclosed asset expense related to a commercial real estate property as described in further detail below.

Foreclosed assets included $1.2 million and $2.3 million at December 31, 2011 and 2010, respectively, related to approximately 42 acres of undeveloped land located in Columbus, Ohio that had been previously financed for development purposes. This property was acquired by CFBank through foreclosure due to the adverse economic conditions impacting the borrower’s capacity to meet the contractual terms of the loan. A $982,000 charge-off was recorded when the property was foreclosed in April 2010. During 2011, an updated appraisal was performed on this property evidencing a further decline in value, which resulted in a charge to foreclosed assets expense of $1.1 million. Although the property is listed for sale, current economic conditions negatively impact the market for undeveloped land, and sale of this property in the near future is unlikely.

Foreclosed assets at December 31, 2011 and 2010 also included $967,000 related to a commercial building near Cleveland, Ohio that is currently 100% occupied and providing sufficient cash flow to cover operating expenses. A $201,000 charge-off was recorded when the property was foreclosed in November 2010. CFBank owns a participating interest in this property, and the lead bank is currently managing the building operations, including listing and sale of the property. Foreclosed assets at December 31, 2011 and 2010 also included $194,000 related to a condominium in Akron, Ohio that is currently vacant and listed for sale. A $48,000 charge-off was recorded when the property was foreclosed in October 2010.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

There were no assets acquired by CFBank through foreclosure during the year ended December 31, 2011. The level of foreclosed assets may increase in the future as we continue our workout efforts related to nonperforming and other loans with credit issues.

Premises and equipment. Premises and equipment, net, totaled $5.5 million at December 31, 2011 and decreased $482,000, or 8.0% from $6.0 million at December 31, 2010. The decrease was due to current year depreciation expense and $167,000 transferred to assets held for sale related to a parcel of land adjacent to the Company’s Fairlawn, Ohio office that is currently offered for sale.

Deposits. Deposits totaled $217.0 million at December 31, 2011 and decreased $10.4 million, or 4.6%, from $227.4 million at December 31, 2010. The decrease was primarily due to a $20.8 million decrease in money market account balances and a $2.0 million decrease in noninterest bearing checking account balances, partially offset by a $6.2 million increase in certificate of deposit account balances, a $3.8 million increase in interest bearing checking account balances and a $2.4 million increase in savings account balances.

Money market account balances totaled $36.0 million at December 31, 2011 and decreased $20.8 million, or 36.6%, from $56.8 million at December 31, 2010. The decrease was due to customers seeking higher yields than management was willing to offer on these funds.

Noninterest bearing checking account balances totaled $18.4 million at December 31, 2011 and decreased $2.0 million, or 9.8%, from $20.4 million at December 31, 2010. The decrease was primarily related to accounts closed by commercial loan customers in connection with the payoff of their loans. Commercial loan balances decreased $12.2 million, or 31.9%, in 2011.

Certificate of deposit account balances totaled $135.0 million at December 31, 2011 and increased $6.2 million, or 4.8%, from $128.8 million at December 31, 2010. The increase was due to a $20.3 million increase in retail deposit accounts, partially offset by a $14.1 million decrease in brokered deposits. Retail certificate of deposit account balances increased primarily due to competitive pricing strategies related to accounts with maturities of two years and longer associated with management’s strategy to build liquidity in advance of receipt of the CFBank Order. The increase in retail certificate of deposit account balances during 2011 increased the weighted average maturity of retail certificate of deposit accounts from 14 months at December 31, 2010 to 19 months at December 31, 2011. Due to the low market interest rate environment, we were able to extend these maturities and reduce the weighted average cost of retail certificates of deposit from 1.67% at December 31, 2010 to 1.61% at December 31, 2011.

CFBank is a participant in the Certificate of Deposit Account Registry Service® (CDARS) program, a network of banks that allows us to provide our customers with FDIC insurance coverage on certificate of deposit account balances up to $50 million. CDARS balances are considered brokered deposits by regulation. Brokered deposits, including CDARS balances, totaled $53.9 million at December 31, 2011, and decreased $14.1 million, or 20.7%, from $68.0 million at December 31, 2010. During the year ended December 31, 2011, prior to receipt of the CFBank Order, $9.6 million in brokered deposits were issued with an average life of 39 months at an average cost of 1.46%. The increase in brokered deposits was based on CFBank’s determination to build on-balance-sheet liquidity and lock-in the cost of longer-term liabilities at low market interest rates. We expect brokered deposits to continue to decrease as a result of the prohibition on acceptance or renewal of brokered deposits contained in the CFBank Order. See the section titled “Liquidity and Capital Resources” for additional information regarding regulatory restrictions on brokered deposits.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Customer balances in the CDARS program totaled $12.0 million at December 31, 2011 and decreased $17.2 million, or 58.9%, from $29.2 million at December 31, 2010. Since receipt of the CFBank Order in May 2011, we are prohibited from accepting or renewing brokered deposits, including CDARS balances. Customer balances in the CDARS program have decreased $12.4 million since May 2011 as a result of this prohibition. The remaining decrease, prior to receipt of the CFBank Order, was due to customers seeking higher short-term yields than management was willing to offer in the CDARS program based on CFBank’s asset/liability management strategies. Customer balances in the CDARS program represented 22.3% of total brokered deposits at December 31, 2011 and 42.9% of total brokered deposits at December 31, 2010. CFBank received limited waivers from the prohibition on renewal of reciprocal CDARS deposits from the FDIC, each for 90 day periods which expired on September 20, 2011, December 19, 2011, March 18, 2012 and a current limited waiver which expires on June 16, 2012. The current limited waiver allows CFBank to roll over or renew core deposits in the reciprocal CDARS program that have yet to mature or have matured and remained with CFBank between March 19, 2012 and June 16, 2012. Management intends to submit additional requests for waivers in the future; however, there can be no assurance that the requests will be granted by the FDIC or that customers will roll over or renew their CDARS deposits even if CFBank is granted additional waivers.

Interest bearing checking account balances totaled $14.2 million at December 31, 2011 and increased $3.8 million, or 36.5%, from $10.4 million at December 31, 2010. The increase was primarily related to a $1.8 million increase in balances held in corporate cash management sweep accounts that provide commercial depositors interest on their deposits. The increase was also related to a $913,000 increase in retail consumer interest bearing checking account balances.

Savings account balances totaled $13.4 million at December 31, 2011 and increased $2.4 million, or 21.8% from $11.0 million at December 31, 2010. The increase was due to additional deposits in our Columbiana County market.

Long-term FHLB advances. Long-term FHLB advances totaled $15.7 million at December 31, 2011 and decreased $8.2 million, or 34.3%, from $23.9 million at December 31, 2010 due to repayment of maturing advances. The advances were repaid with the funds from the increase in cash and cash equivalents and not re-borrowed in accordance with the Company’s liquidity management program in order to maintain borrowing capacity with the FHLB. In May 2011, CFBank was notified by the FHLB that, due to regulatory considerations, CFBank was only eligible for future advances with a maximum maturity of one year. In November 2011, CFBank was notified by the FHLB that the maximum maturity for future advances was further reduced to 180 days. See the section titled “Liquidity and Capital Resources ” for additional information regarding limitations on FHLB advances.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Subordinated debentures. Subordinated debentures totaled $5.2 million at year-end 2011 and 2010. These debentures were issued in 2003 in exchange for the proceeds of a $5.0 million trust preferred securities offering issued by a trust formed by the Company. The terms of the subordinated debentures allow for the Company to defer interest payments for a period not to exceed five years. The Company’s Board of Directors elected to defer interest payments beginning with the quarterly interest payment due on December 30, 2010 in order to preserve cash at the Holding Company. Cumulative deferred interest payments totaled $210,000 at December 31, 2011 and $40,000 at December 31, 2010. Pursuant to the Holding Company Order, the Holding Company may not, directly or indirectly, incur, issue, renew, rollover, or pay interest or principal on any debt (including the subordinated debentures) or commit to do so, increase any current lines of credit, or guarantee the debt of any entity, without prior written notice to and written non-objection from the FED.

Stockholders’ equity. Stockholders’ equity totaled $9.9 million at December 31, 2011 and decreased $6.0 million, or 37.8%, from $16.0 million at December 31, 2010. The decrease was due to the $5.4 million net loss, $425,000 in preferred stock dividends accrued but not paid and accretion of discount on preferred stock related to the TARP Capital Purchase Program, and a $286,000 decrease in unrealized gains in the securities portfolio.

The Holding Company is a participant in the TARP Capital Purchase Program and issued $7.2 million of the Preferred Stock to the U.S. Treasury on December 5, 2008. The Preferred Stock pays cumulative dividends of 5%, which increases to 9% after February 14, 2014. In conjunction with the issuance of the Preferred Stock, the Holding Company also issued the U.S. Treasury a warrant to purchase 336,568 shares of the Company’s common stock at an exercise price of $3.22 per share. The Company’s participation in this program is subject to certain terms and conditions, including limits on the payment of dividends on the Company’s common stock to a quarterly cash dividend of $0.05 per share, and limits on the Company’s ability to repurchase its common stock. The Company is also subject to limitations on compensation established for TARP participants (the TARP Compensation Standards). The Company is in compliance with the terms and conditions and the TARP Compensation Standards. See Notes 17 and 18 to our consolidated financial statements included in this annual report for additional information regarding the Preferred Stock and common stock warrant associated with the Company’s participation in the TARP program.

The Holding Company’s Board of Directors elected to defer dividend payments on the Preferred Stock beginning with the dividend payable on November 15, 2010 in order to preserve cash at the Holding Company. At December 31, 2011, five quarterly dividend payments had been deferred. Cumulative deferred dividends totaled $466,000 at December 31, 2011 and $90,000 at December 31, 2010. Pursuant to the Holding Company Order, the Holding Company may not declare, make, or pay any cash dividends (including dividends on the Preferred Stock, or its common stock) or other capital distributions or purchase, repurchase or redeem or commit to purchase, repurchase, or redeem any Holding Company equity stock without the prior written non-objection of the FED. See the section titled “Liquidity and Capital Resources” for additional information regarding Holding Company liquidity.

With the capital provided by the TARP Capital Purchase Plan, we continued to make financing available to businesses and consumers in our existing market areas. Since receipt of the $7.2 million TARP Capital Purchase Plan proceeds in December 2008 and through December 31, 2011, we have originated or renewed $253.7 million in loans.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company announced the terms of a registered common stock offering of up to $30.0 million on August 9, 2011. The registered common stock offering consists of a $25.0 million rights offering and a $5.0 million offering to a group of standby purchasers. The standby purchasers have conditioned their purchase of shares of common stock upon the receipt by the Company of at least $16.5 million in net proceeds from the rights offering. The registration statement related to the rights offering is on file with the SEC and became effective on February 8, 2012.

As of December 31, 2011, the Company had incurred $652,000 in costs related to the registered common stock offering that are included in other assets in the consolidated balance sheet. The Company expects to incur additional costs prior to completion of the stock offering. In the event the registered common stock offering is not successful, these costs will be charged against current operations and will have a negative impact on earnings.

The Company has been unprofitable for the past three years and, unless additional capital is infused into the Holding Company and CFBank, it is unlikely that we will be able to generate profits in the future. This would cause our capital levels to continue to erode. If that happens, the regulators could take additional enforcement action against us, including the imposition of further operating restrictions. The regulators could also direct us to seek a merger partner or liquidate CFBank.

See Note 2 to our consolidated financial statements included in this annual report for additional information regarding the registered common stock offering.

Comparison of Results of Operations for 2011 and 2010

General. Net loss totaled $5.4 million, or $1.42 per diluted common share, in 2011, compared to a net loss of $6.9 million, or $1.77 per diluted common share, in 2010. The net loss for 2011 was primarily due to a $3.4 million provision for loan losses and $1.2 million in foreclosed assets expense. The net loss for 2010 was primarily related to an $8.5 million provision for loan losses.

The $3.4 million provision for loan losses in 2011 reflected adverse economic conditions which continued to have a negative effect on loan performance and resulted in continued high levels of nonperforming loans and loan charge-offs. Nonperforming loans totaled $8.3 million, or 5.28% of total loans at year-end 2011, compared to $10.1 million, or 5.02% of total loans at year-end 2010. Net loan charge-offs totaled $7.0 million, or 3.97% of average loans for the year ended December 31, 2011, compared to $5.8 million, or 2.63% of average loans for the year ended December 31, 2010. Foreclosed asset expense included a $1.1 million charge in 2011 related to a commercial real estate property held in foreclosed assets, as discussed previously.

The net loss in 2011 decreased $1.4 million compared to the net loss in 2010 due to a $5.1 million decrease in the provision for loan losses, partially offset by a $2.2 million decrease in net interest income, a $671,000 decrease in other noninterest income and a $919,000 increase in noninterest expense.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The decrease in the provision for loan losses during 2011 was due to a decrease in nonperforming loans, classified and criticized loans, past due loans and overall loan portfolio balances compared to 2010. The decrease in net interest income in 2011 was due to a decrease in net interest margin, which was negatively affected by the level of on-balance-sheet liquidity, which was invested in low-yielding overnight investments, and a decrease in the average balance of loans outstanding as compared to 2010. The decrease in other noninterest income in 2011 was primarily due to a decrease in net gains on sales of loans which resulted from lower loan production than in 2010. The increase in noninterest expense was primarily related to the $1.1 million charge on foreclosed assets.

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

Net interest margin decreased to 2.44% during 2011, compared to 3.18% during 2010. The decrease in margin was due to a larger decrease in the yield on interest-earning assets than in the cost of interest-bearing liabilities. Yield on average interest-earning assets decreased 94 basis points (bp) in 2011 due to a decrease in higher-yielding loan and securities balances and an increase in lower-yielding other earning asset balances, primarily short-term cash investments that resulted from the increase in on-balance-sheet liquidity in 2011. Cost of average interest-bearing liabilities decreased 26 bp primarily due to a decrease in deposit costs, which reflected the sustained low market interest rate environment and lower deposit pricing in 2011, and a decrease in the average balance of FHLB advances and other borrowings. Additional downward pressure on net interest margin could occur if the level of short-term cash investments remain at the current high level or increases, loan balances continue to decrease, nonperforming loans increase, downward repricing on existing interest-earning assets and new loan production caused by sustained low market interest rates continues, or the opportunity to decrease funding costs is unavailable.

Net interest income decreased $2.2 million, or 26.7%, to $6.2 million in 2011, compared to $8.4 million in 2010. The decrease was due to a 23.5% decrease in interest income, partially offset by a 16.9% decrease in interest expense. Interest income decreased due to a decrease in both the average yield and average balance of interest-earning assets. The average yield on interest-earning assets decreased to 3.82% in 2011, from 4.76% in 2010. The decrease in average yield on interest-earning assets was due to a decrease in average loan and securities balances and an increase in other earning asset balances, primarily cash provided by the increase in on-balance-sheet liquidity, which generates lower yields than loans. Average interest-earning assets decreased $12.4 million in 2011. The decrease in average interest-earning assets was due to a decrease in loan and securities balances, partially offset by an increase in other interest earning assets, primarily cash. Interest expense decreased due to a decrease in both the average cost and average balance of interest-bearing liabilities. The average cost of interest-bearing liabilities decreased to 1.47% in 2011, from 1.73% in 2010. The decrease in average cost of interest-bearing liabilities was due to the sustained low market interest rates and reduced deposit pricing in the current year. Average interest-bearing liabilities decreased $4.8 million in 2011. The decrease in average interest-bearing liabilities was primarily due to a decrease in FHLB advances and other borrowings, partially offset by an increase in deposits.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Interest income decreased $2.9 million, or 23.5%, to $9.7 million in 2011, compared to $12.6 million in 2010. The decrease in interest income was due to a decrease in income on loans and securities, partially offset by an increase in interest income on other interest earning assets.

Interest income on loans decreased $2.8 million, or 23.8%, to $9.0 million in 2011, compared to $11.8 million in 2010. The decrease in interest income on loans was due to both a decrease in average yield on loans and average loan balances. The average yield on loans decreased 20 bp to 5.30% in 2011, compared to 5.50% in 2010. The decrease in the average yield on loans was due to a decrease in loan balances with rates higher than current market rates due to repayments, lower market interest rates on new originations, redeployment of funds from loan repayments into other assets and downward repricing on adjustable-rate loans. Average loan balances decreased $44.9 million, or 20.9%, and totaled $169.8 million in 2011, compared to $214.7 million in 2010. The decrease in average loan balances was due to $7.5 million in loan write-offs and principal repayments and loan payoffs greater than new loan originations.

Interest income on securities decreased $236,000, or 35.9%, to $422,000 in 2011, compared to $658,000 in 2010. The decrease in interest income on securities was due to a decrease in both the average yield on securities and the average balance of securities. The average yield on securities decreased 88 bp to 1.81% in 2011, compared to 2.69% in 2010. The decrease in the average yield on securities was due to repayments on higher-yielding securities and securities purchases at lower market interest rates. The average balance of securities decreased $1.3 million and totaled $23.9 million in 2011, compared to $25.2 million in 2010. The decrease in the average balance of securities was due to sales, maturities and repayments in excess of purchases.

Interest income on Federal funds sold and other earning assets increased $91,000, or 149.2%, to $152,000 in 2011, compared to $61,000 in 2010. The increase in income was due to an increase in the average balance of these other earning assets associated with the increase in on-balance-sheet liquidity. The average balance of other earning assets increased $33.8 million, or 141.1%, to $57.8 million in 2011, from $24.0 million in 2010.

Interest expense decreased $705,000, or 16.9%, to $3.5 million in 2011, compared to $4.2 million in 2010. The decrease in interest expense was due to a decrease in the average cost of deposits and a decrease in both the average cost and average balance of borrowings, partially offset by an increase in average deposit balances.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Interest expense on deposits decreased $538,000, or 16.2%, to $2.8 million in 2011, compared to $3.3 million in 2010. The decrease in interest expense on deposits was due to a decrease in the average cost of deposits, partially offset by an increase in average deposit balances. The average cost of deposits decreased 26 bp, to 1.30% in 2011, compared to 1.56% in 2010. The decrease in the average cost of deposits was due to sustained low market interest rates and reduced deposit pricing. Average deposit balances increased $810,000, or .4%, to $213.8 million in 2011, compared to $213.0 million in 2010. The increase in average deposit balances was primarily due to an increase in certificate of deposit account balances, and, to a lesser extent, interest bearing checking account and savings account balances, partially offset by a decrease in money market account balances. Management used certificate of deposit accounts, including brokered deposits, as one of CFBank’s asset/liability management strategies to build on-balance-sheet liquidity and lock-in the cost of longer-term liabilities at low market interest rates prior to receipt of the CFBank Order in May 2011. Brokered deposits generally cost more than traditional deposits and can negatively impact the overall cost of deposits. The average cost of brokered deposits decreased 22 bp to 1.75% in 2011, from 1.97% in 2010, and was higher than the average cost of deposits in both years. Average brokered deposit balances decreased $6.4 million, or 9.2%, to $63.2 million in 2011 from $69.6 million in 2010. The decrease in average brokered deposit balances was due to maturities after receipt of the CFBank Order that were not replaced due to the prohibition on acceptance and renewal of brokered deposits. See the section titled “Financial Condition - Deposits” for further information on brokered deposits, and the section titled “Liquidity and Capital Resources” for a discussion of regulatory restrictions on CFBank’s use of brokered deposits.

Interest expense on FHLB advances and other borrowings, including subordinated debentures, decreased $167,000, or 19.3%, to $698,000 in 2011, compared to $865,000 in 2010. The decrease in interest expense on FHLB advances and other borrowings, including subordinated debentures, was primarily due to a decrease in the average balance of these borrowings, and, to a lesser extent, a decrease in the average cost of borrowings. The average balance of FHLB advances and other borrowings, including subordinated debentures, decreased $5.7 million, to $23.6 million in 2011, compared to $29.3 million in 2010. The decrease in average balances was due to the repayment of FHLB advances with funds from the increase in cash and cash equivalents. The average cost of FHLB advances and other borrowings, including subordinated debentures, decreased 1 bp, to 2.95% in 2011, compared to 2.96% in 2010. The decrease in average cost was due to maturities of higher cost advances, partially offset by higher short-term interest rates that increased the cost associated with the subordinated debentures in 2011.

Provision for loan losses. The provision for loan losses totaled $3.4 million in 2011, and decreased $5.1 million, compared to $8.5 million in 2010. The decrease in the provision for loan losses in 2011 was due to a 17.5% decrease in nonperforming loans, a 15.9% decrease in classified and criticized loans, a 32.9% decrease in past due loans and a 21.6% decrease in overall loan portfolio balances compared to 2010. The level of the provision for loan losses during 2011 and 2010 was primarily a result of adverse economic conditions in our market area that continue to negatively impact our borrowers, our loan performance and our loan quality. See the section titled “Financial Condition – Allowance for loan losses” for additional information.

Net charge-offs totaled $7.0 million, or 3.97% of average loans, in 2011, compared to $5.8 million, or 2.63% of average loans, in 2010. The increase in net charge-offs in 2011 was primarily in the multi-family residential real estate loan portfolio, partially offset by a decrease in net charge-offs in the commercial, commercial real estate and home equity lines of credit portfolios. The increase in net charge-offs resulted from our ongoing loan workout efforts and were primarily related to sales of the underlying collateral. The increase in net charge-offs did not result in an increase in the provision for loan losses due to the decrease in nonperforming loans, classified and criticized loans, past due loans and overall loan portfolio balances. The following table presents information regarding net charge-offs for 2011 and 2010.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

	2011	2010
	(Dollars in thousands)
Commercial	$1,082	$1,549
Single-family residential real estate	117	118
Multi-family residential real estate	3,158	203
Commercial real estate	2,450	3,046
Home equity lines of credit	214	820
Other consumer loans	5	74

Total	$7,026	$5,810

Noninterest income. Noninterest income totaled $1.1 million and decreased $671,000, or 37.4%, in 2011, compared to $1.8 million in 2010. The decrease in noninterest income was primarily due to a $115,000 decrease in net gains on sales of securities and a $572,000 decrease in net gains on sales of loans.

Net gains on sales of securities totaled $353,000 and decreased $115,000, or 24.6%, in 2011 compared to $468,000 in 2010. The decrease in gains on sales of securities was primarily due to a $1.4 million decrease in securities sold. Securities sold totaled $12.2 million in 2011, compared to $13.6 in 2010. The gains on sales positively impacted CFBank’s core capital ratio and total risk-based capital ratio in both years. Securities sold in 2010 were primarily 20% risk-weighted assets which were reinvested in 0% risk-weighted assets to improve CFBank’s total risk-based capital ratio. Reinvestment of the security sales proceeds had a negative impact on interest income in due to reinvestment at lower market interest rates.

Net gains on sales of loans totaled $294,000 and decreased $572,000, or 66.1%, in 2011 compared to $866,000 in 2010. The decrease in net gains on sales of loans in 2011 was due to lower mortgage loan originations and, consequently, fewer loan sales, than in 2010. Originations totaled $36.0 million in 2011, and decreased $43.5 million, or 54.7%, compared to $79.5 million in 2010. The decrease in originations was partially due to having six fewer mortgage loan originators in the current year. The number of originators decreased as a result of attrition and termination of originators with low production. Additionally, the First-Time Home Buyer Credit, which was extended for purchases made through April 30, 2010 by The Worker, Home ownership and Business Assistance Act of 2009, positively impacted originations in 2010. If market mortgage interest rates increase or the housing market deteriorates further, mortgage production and resultant gains on sales of loans could decrease.

Noninterest expense. Noninterest expense increased $919,000, or 10.9%, and totaled $9.4 million in 2011, compared to $8.4 million in 2010. The increase in noninterest expense was primarily due to an increase in foreclosed assets expense, which included a $1.1 million charge related to a commercial real estate property held in foreclosed assets, as previously discussed. Other expense categories that increased in 2011 included occupancy and equipment expense, director fees, FDIC premiums, regulatory assessment and other insurance. Increases in these expenses were partially offset by decreases in other expense categories, including salaries and employee benefits, data processing, franchise taxes, professional fees, advertising and promotion and depreciation expense.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Foreclosed assets expense totaled $1.2 million in 2011, compared to $4,000 in 2010. The increase was primarily related to the $1.1 million charge related to a commercial real estate property held in foreclosed assets, as previously discussed. In addition to this charge, the increase included expenses related to maintenance of foreclosed properties, including real estate taxes, utilities and other fees. Management expects that foreclosed assets expense may continue at current levels, net of the current period charge, or increase as we continue our workout efforts related to current foreclosed assets and nonperforming and other loans with credit issues, which may result in additional foreclosed properties.

Occupancy and equipment expense increased $75,000, or 36.9%, and totaled $278,000 in 2011, compared to $203,000 in 2010. The increase was primarily related to property taxes at our Worthington office.

Director fees increased $44,000, or 32.1%, and totaled $181,000 in 2011, compared to $137,000 in 2010. The increase was primarily related to a $50,000 increase in fees paid to the Chairman of the Board, who is independent of management, for additional duties since his election to chairmanship in June 2010.

FDIC premiums increased $106,000, or 18.2%, and totaled $687,000 in 2011, compared to $581,000 in 2010. The increase was primarily related to a higher assessment rate in the current year as a result of CFBank’s regulatory issues.

Regulatory assessment increased $48,000, or 40.0%, and totaled $168,000 in 2011, compared to $120,000 in 2010. The higher assessment was primarily related to lower ratings from regulators compared to 2010.

Other insurance increased $72,000, or 114.3%, and totaled $135,000 in 2011, compared to $63,000 in 2010. The increase was primarily related to higher premiums resulting from CFBank’s financial performance and regulatory issues.

Salaries and employee benefits decreased $168,000, or 4.0%, and totaled $4.0 million in 2011, compared to $4.2 million in 2010. The decrease was primarily related to lower compensation costs due to lower staffing levels in the current year.

Data processing expense decreased $56,000, or 9.0%, and totaled $569,000 in 2011, compared to $625,000 in 2010. The decrease was primarily due to lower transaction processing costs.

Franchise taxes decreased $85,000, or 25.1%, and totaled $253,000 in 2011, compared to $338,000 in 2010. The decrease was due to lower equity at CFBank at December 31, 2010, which is the basis for 2011 state franchise taxes.

Professional fees decreased $51,000, or 5.1%, and totaled $944,000 in 2011, compared to $995,000 in 2010. The decrease was primarily related to a decrease in other professional fees partially offset by an increase in corporate and regulatory legal costs and recruiting expense. Other professional fees decreased $92,000, or 43.0%, and totaled $122,000 in 2011, compared to $214,000 in 2010. The decrease in other professional fees was primarily related to additional independent loan reviews included in expense in 2010 and a lower expense related to recurring semi-annual loan reviews in the current period. Corporate and regulatory legal fees increased $17,000, or 11.4%, and totaled $167,000 in 2011, compared to $149,000 in 2010. Management expects legal fees related to corporate and regulatory matters to continue at this level or increase as a result of the Orders. It is possible that regulatory compliance expenses related to the Orders could have a material adverse impact on us in the future. Recruiting expense increased $21,000 and totaled $27,000 in 2011, compared to $6,000 in 2010. The increase in recruiting expense was related to a commercial loan originator hired in 2011. Loan related legal costs totaled $475,000 in 2011 and 2010. Management expects loan related legal costs to continue at current levels or increase as we continue workout efforts on our problem loans.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Advertising and promotion decreased $70,000, or 65.4%, and totaled $37,000 in 2011, compared to $107,000 in 2010. The decrease was due to management’s decision to reduce expenditures for these items in the current year.

Depreciation expense decreased $124,000, or 24.4%, and totaled $384,000 in 2011, compared to $508,000 in 2010. The decrease was due to assets being fully depreciated at December 31, 2010.

The ratio of noninterest expense to average assets increased to 3.43% in 2011, from 2.96% in 2010. The ratio of noninterest expense to average assets for the year ended December 31, 2011 was significantly impacted by the $1.1 million charge on foreclosed assets. The efficiency ratio increased to 117.62% in 2011, from 85.98% in 2010 due to a decrease in net interest income and noninterest income (excluding gains on sales of securities) in 2011.

Income taxes. The Company recorded a deferred tax valuation allowance which reduced the deferred tax asset to zero beginning in 2009 and continuing through the year ended December 31, 2011. As such, there was no income tax benefit recorded for the year ended December 31, 2011. The tax expense of $198,000 recorded for the year ended December 31, 2010 was related to the tax impact of securities transactions, offset by the valuation allowance on the tax effect associated with vesting of stock compensation awards that were granted prior to 2009.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net interest income. Net interest margin increased to 3.18% during 2010, compared to 3.13% during 2009. The increase was due to a decrease in funding costs greater than the decrease in asset yields. Yield on average interest-earning assets decreased 56 bp in 2010 due to a decrease in higher yielding loan balances and an increase in lower yielding securities and other earning asset balances, primarily short-term cash investments that resulted from the increase in on-balance-sheet liquidity in 2010. The cost of average interest-bearing liabilities decreased 77 bp due to a decline in both deposit and borrowing costs, which reflected the sustained low market interest rate environment that existed in 2010. Management extended the terms of some liabilities to fix their cost at the low market rates and to protect net interest margin should interest rates rise.

Net interest income decreased $65,000, or .8%, to $8.4 million in 2010, compared to $8.5 million in 2009. The decrease was due to a 12.7% decrease in interest income partially offset by a 29.7% decrease in interest expense. Interest income decreased due to a decrease in both the average yield and average balance of interest-earning assets. The average yield on interest-earning assets decreased to 4.76% in 2010, from 5.32% in 2009 due to a decrease in higher yielding loan balances and an increase in lower yielding securities and other earning asset balances, primarily short-term cash investments that resulted from the increase in on-balance-sheet liquidity in 2010. The average balance of interest-earning assets decreased $6.5 million primarily due to a decrease in average loan balances partially offset by an increase in other interest-earning assets, primarily short-term cash investments, as well as an increase in the average balance of securities. The average cost of interest-bearing liabilities decreased to 1.73% in 2010, from 2.50% in 2009, due to continued low market interest rates in 2010. The decrease in expense caused by the lower cost was partially offset by a $4.6 million increase in the average balance of interest–bearing liabilities in 2010 primarily due to deposit growth.

Interest income decreased $1.8 million, or 12.7%, to $12.6 million in 2010, compared to $14.4 million in 2009. The decrease was due to lower income on loans and securities.

Interest income on loans decreased $1.4 million, or 10.5%, to $11.8 million in 2010, compared to $13.2 million in 2009, due to both a decrease in average yield and a decrease in average loan balances. The average yield on loans decreased 6 bp to 5.50% in 2010, compared to 5.56% in 2009. Average loan balances decreased $22.6 million, or 9.5%, and totaled $214.7 million in 2010, compared to $237.3 million in 2009. The decrease in average yield on loans was due to a $2.9 million increase in average nonperforming loans, from $8.4 million in 2009 to $11.3 million in 2010. The decrease in the average balance of loans was due to $5.8 million in net loan write-offs for the year ended December 31, 2010, the sale of $4.3 million in auto loans during the first quarter of 2010, the sale of $5.8 million of commercial real estate and multi-family residential real estate loans during the third quarter of 2010, $4.5 million transferred to foreclosed assets and principal repayments and loan payoffs greater than originations.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Interest expense decreased $1.7 million, or 29.7%, to $4.2 million in 2010, compared to $5.9 million in 2009. The decrease was due to a decrease in the average cost of deposits and a decrease in both the average cost and average balance of borrowings, partially offset by an increase in average deposit balances.

Interest expense on deposits decreased $1.4 million, or 29.7%, to $3.3 million in 2010, compared to $4.7 million in 2009. The decrease in interest expense was due to a decrease in the average cost of deposits, partially offset by an increase in average deposit balances. The average cost of deposits decreased 80 bp, to 1.56% in 2010, compared to 2.36% in 2009, due to the positive impact of low short-term market interest rates on the cost of both existing and new deposits. Average deposit balances increased $12.5 million, or 6.2%, to $212.9 million in 2010, compared to $200.4 million in 2009, primarily due to growth in brokered certificate of deposit accounts. The average cost of brokered deposits decreased 76 bp to 1.97% in 2010, from 2.73% in 2009. Average brokered deposit balances increased $4.3 million, or 6.6%, to $69.6 million in 2010 from $65.3 million in 2009.

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

Provision for loan losses. The provision for loan losses totaled $8.5 million in 2010, and decreased $1.4 million, or 14.7%, compared to $9.9 million in 2009. The decrease in the provision in 2010 was primarily due to a $3.2 million decrease in nonperforming loans, a $111,000 decrease in net charge-offs and a $41.2 million decrease in net loan balances compared to the prior year. The level of the provision for loan losses during 2010 and 2009 was primarily a result of adverse economic conditions in our market area that continued to negatively impact our borrowers, our loan performance and our loan quality.

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

	2010	2009
	(Dollars in thousands)
Commercial	$1,549	$3,703
Single-family residential real estate	118	435
Multi-family residential real estate	203	287
Commercial real estate	3,046	1,109
Home equity lines of credit	820	385
Other consumer loans	74	2

Total	$5,810	$5,921

Management’s Discussion and Analysis of Financial Condition and Results of Operations

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

Net gains on sales of securities totaled $468,000 in 2010. There were no gains on sales of securities in 2009. The sales proceeds were reinvested in securities with a 0% total risk-based capital requirement. The gains on sales positively impacted CFBank’s core capital ratio, and the reinvestment in 0% risk-weighted assets had a positive impact on CFBank’s total risk-based capital ratio. Investment in these securities, however, had a negative impact on interest income due to low market interest rates.

Net gains on sales of loans totaled $866,000 and increased $224,000, or 34.9%, in 2010, compared to $642,000 in 2009. The increase was primarily due to a 20.5% increase in mortgage loans originated for sale, which totaled $79.5 million in 2010, compared to $66.0 million in 2009. The increase in mortgage loan production was due to continued low mortgage interest rates in 2010 and the success of CFBank’s staff of mortgage loan originators in increasing this business despite the depressed condition of the housing market.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income taxes. Income tax expense totaled $198,000 in 2010, compared to $1.6 million in 2009. Income tax expense decreased for the year ended December 31, 2010 due to a $2.3 million charge related to the valuation allowance against the deferred tax asset in 2010, compared to $4.3 million in 2009.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

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

	For the Years Ended December 31,
	2011			2010			2009
	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Securities (1) (2)	$23,886	$422	1.81%	$25,160	$658	2.69%	$22,692	$1,120	5.13%
Loans and loans held for sale (3)	169,771	8,999	5.30%	214,747	11,813	5.50%	237,322	13,197	5.56%
Other earning assets	57,769	152	0.26%	23,960	61	0.25%	10,251	32	0.31%
FHLB stock	1,942	83	4.27%	1,942	85	4.38%	2,053	97	4.72%

Total interest-earning assets	253,368	9,656	3.82%	265,809	12,617	4.76%	272,318	14,446	5.32%
Noninterest-earning assets	19,441			19,039			14,330

Total assets	$272,809			$284,848			$286,648

Interest-bearing liabilities:
Deposits	$213,762	2,780	1.30%	$212,952	3,318	1.56%	$200,438	4,723	2.36%
FHLB advances and other borrowings	23,639	698	2.95%	29,264	865	2.96%	37,214	1,224	3.29%

Total interest-bearing liabilities	237,401	3,478	1.47%	242,216	4,183	1.73%	237,652	5,947	2.50%

Noninterest-bearing liabilities	22,700			23,289			18,976

Total liabilities	260,101			265,505			256,628

Equity	12,708			19,343			30,020

Total liabilities and equity	$272,809			$284,848			$286,648

Net interest-earning assets	$15,967			$23,593			$34,666

Net interest income/interest rate spread		$6,178	2.35%		$8,434	3.03%		$8,499	2.82%

Net interest margin			2.44%			3.18%			3.13%

Average interest-earning assets to average interest-bearing liabilities	106.73%			109.74%			114.59%

(1)	Average balance is computed using the carrying value of securities.

Average yield is computed using the historical amortized cost average balance for available for sale securities.

(2)	Average yields and interest earned are stated on a fully taxable equivalent basis.
(3)	Average balance is computed using the recorded investment in loans net of the ALLL and includes nonperforming loans.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

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

	Year Ended December 31, 2011 Compared to Year Ended December 31, 2010			Year Ended December 31, 2010 Compared to Year Ended December 31, 2009
	Increase (decrease) due to			Increase (decrease) due to
	Rate	Volume	Net	Rate	Volume	Net
	(Dollars in thousands)
Interest-earning assets:
Securities (1)	$(205)	$(31)	$(236)	$(582)	$120	$(462)
Loans and loans held for sale	(417)	(2,397)	(2,814)	(141)	(1,243)	(1,384)
Other earning assets	2	89	91	(7)	36	29
FHLB stock	(2)	—	(2)	(7)	(5)	(12)

Total interest-earning assets	(622)	(2,339)	(2,961)	(737)	(1,092)	(1,829)

Interest-bearing liabilities:
Deposits	(551)	13	(538)	(1,684)	279	(1,405)
FHLB advances and other borrowings	(4)	(163)	(167)	(116)	(243)	(359)

Total interest-bearing liabilities	(555)	(150)	(705)	(1,800)	36	(1,764)

Net change in net interest income	$(67)	$(2,189)	$(2,256)	$1,063	$(1,128)	$(65)

(1)	Securities amounts are presented on a fully taxable equivalent basis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss from adverse changes in market prices and interest rates. We have not engaged in and, accordingly, have no risk related to trading accounts, commodities or foreign exchange. Our hedging policy allows hedging activities, such as interest-rate swaps, up to a notional amount of 10% of total assets and a value at risk of 10% of core capital. Disclosures about our hedging activities are set forth in Note 20 to our consolidated financial statements. The Company’s market risk arises primarily from interest rate risk inherent in our lending, investing, deposit gathering and borrowing activities. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on- and off-balance-sheet transactions are aggregated and the resulting net positions are identified. Disclosures about fair value are set forth in Note 6 to our consolidated financial statements.

Management actively monitors and manages interest rate risk. The primary objective in managing interest rate risk is to limit, within established guidelines, the adverse impact of changes in interest rates on our net interest income and capital. We measure the effect of interest rate changes on CFBank’s net portfolio value (NPV), which is the difference between the estimated market value of its assets and liabilities under different interest rate scenarios. The change in the NPV ratio is a long-term measure of what might happen to the market value of financial assets and liabilities over time if interest rates changed instantaneously and the Company did not change existing strategies. At December 31, 2011, CFBank’s NPV ratios, using interest rate shocks ranging from a 300 bp rise in rates to a 100 bp decline in rates are shown in the following table. All values are within the acceptable range established by CFBank’s Board of Directors.

Net Portfolio Value as a Percent

of Assets

(CFBank only)

Basis Point Change in Rates	NPV Ratio
+300	7.71%
+200	7.44%
+100	6.57%
+50	6.05%
0	5.60%
-50	5.14%
-100	5.00%

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Changes in levels of market interest rates could materially and adversely affect our net interest income, loan volume, asset quality, value of loans held for sale and cash flows, as well as the market value of our securities portfolio and overall profitability.

We continue to originate substantially all fixed-rate single-family residential real estate loans for sale rather than retain long-term, low fixed-rate loans in portfolio. Residential mortgage loan origination volumes are affected by market interest rates on loans. Rising interest rates generally are associated with a lower volume of loan originations, while falling interest rates are usually associated with higher loan originations. Our ability to generate gains on sales of mortgage loans is significantly dependent on the level of originations. Changes in interest rates, prepayment speeds and other factors may also cause the value of our loans held for sale to change.

We originate commercial, commercial real estate and multi-family residential real estate mortgage loans for our portfolio, which, in many cases, have adjustable interest rates. Many of these loans have interest-rate floors, which protect income to CFBank should rates continue to fall. While adjustable-rate loans better offset the adverse effects of an increase in interest rates as compared to fixed-rate loans, the increased payments required of adjustable-rate loan borrowers upon an interest rate adjustment in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a rising interest rate environment.

Cash flows are affected by changes in market interest rates. Generally, in rising interest rate environments, loan prepayment rates are likely to decline, and in falling interest rate environments, loan prepayment rates are likely to increase.

Due to the current historic low level of market interest rates in 2009 through 2011, the terms of some liabilities were extended to fix their cost at low levels and to protect net interest margin should interest rates rise. See the section titled “Financial Condition – Deposits” for information regarding the use of brokered deposits to extend liabilities and increase on-balance-sheet liquidity.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

CFBank is required by regulation to maintain sufficient liquidity to ensure its safe and sound operation. Thus, adequate liquidity may vary depending on CFBank’s overall asset/liability structure, market conditions, the activities of competitors, the requirements of our own deposit and loan customers and regulatory considerations. Management believes that CFBank’s liquidity is sufficient.

Liquidity management is both a daily and long-term responsibility of management. We adjust our investments in liquid assets, primarily cash, short-term investments and other assets that are widely traded in the secondary market, based on our ongoing assessment of expected loan demand, expected deposit flows, yields available on interest-earning deposits and securities and the objective of our asset/liability management program. In addition to liquid assets, we have other sources of liquidity available including, but not limited to, access to advances from the FHLB and borrowings from the FRB.

The following table summarizes CFBank’s cash available from liquid assets and borrowing capacity at December 31, 2011 and 2010.

	2011	2010
	(Dollars in thousands)
Cash, unpledged securities and deposits in other financial institutions	$63,959	$43,352
Additional borrowing capacity at the FHLB	3,503	426
Additional borrowing capacity at the FRB	14,764	25,977
Unused commercial bank line of credit	1,000	3,000

Total	$83,226	$72,755

As a result of the losses in 2009, 2010 and the first quarter of 2011, management was concerned that CFBank would be restricted from accepting or renewing brokered deposits, in addition to other regulatory restrictions, and moved aggressively prior to receipt of the CFBank Order in May 2011 to build liquidity to deal with the level of nonperforming assets, potential retail deposit outflow and potential decreased borrowing capacity from the FHLB and the FRB. Cash available from liquid assets and borrowing capacity increased $10.4 million, or 14.4%, to $83.2 million at December 31, 2011 from $72.8 million at December 31, 2010.

Cash, unpledged securities and deposits in other financial institutions increased $20.6 million, or 47.5%, during 2011. The increase was primarily due to brokered and retail deposits gathered prior to receipt of the CFBank Order and cash provided by a decrease in the loan portfolio due to repayments in excess of new originations, partially offset by $8.2 million in repayments on borrowings.

CFBank’s additional borrowing capacity with the FHLB increased to $3.5 million at December 31, 2011 from $426,000 at December 31, 2010 primarily due to repayment of $8.2 million in maturing advances, partially offset by a decrease in the balance of eligible loans pledged as collateral for advances. In May 2011, CFBank was notified by the FHLB that, due to regulatory considerations, CFBank is only eligible for future advances with a maximum maturity of one year. In November 2011, CFBank was notified by the FHLB that the maximum maturity for future advances was further reduced to 180 days.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

CFBank’s additional borrowing capacity at the FRB decreased to $14.8 million at December 31, 2011 from $26.0 million at December 31, 2010. The decrease in borrowing capacity from the FRB was due to a decrease in the balance of eligible loans pledged as collateral due to the credit quality of certain loans previously pledged which did not continue to meet eligibility requirements, as well as principal repayments and payoffs. In April, 2011, CFBank was notified by the FRB that, due to regulatory considerations, it was no longer eligible for borrowings under the FRB’s Primary Credit Program, but was only eligible to borrow under the FRB’s Secondary Credit Program. Under the FRB’s Primary Credit Program, CFBank had access to short-term funds at any time, for any reason based on the collateral pledged. Under the Secondary Credit Program, which involves a higher level of administration, each borrowing request must be individually underwritten and approved by the FRB, CFBank’s collateral is automatically reduced by 10% and the cost of borrowings is 50 bp higher.

CFBank’s borrowing capacity with both the FHLB and FRB may be negatively impacted by changes such as, but not limited to, further tightening of credit policies by the FHLB or FRB, deterioration in the credit performance of CFBank’s loan portfolio or CFBank’s financial performance, a decrease in the balance of pledged collateral, or further deterioration in CFBank’s capital.

CFBank had a $1.0 million unused line of credit with one commercial bank at December 31, 2011, and a $3.0 million unused line of credit with another commercial bank at December 31, 2010. The $3.0 million commercial line of credit was terminated by the commercial bank in March 2011 as a result of the credit performance of CFBank’s loan portfolio and its effect on CFBank’s financial performance.

Deposits are obtained predominantly from the areas in which CFBank offices are located. We rely primarily on a willingness to pay market-competitive interest rates to attract and retain retail deposits. As a result of the CFBank Order, we are prohibited from offering above-market interest rates and are subject to market rates published by the FDIC when offering deposits to the general public. Accordingly, rates offered by competing financial institutions may affect our ability to attract and retain deposits. Liquidity could be significantly impacted by the limitations on rates we can offer on deposits to the general public.

Prior to receipt of the CFBank Order in May 2011, we used brokered deposits as an element of a diversified funding strategy and an alternative to borrowings. As a result of the CFBank Order, we are prohibited from accepting or renewing brokered deposits without FDIC approval. We have the ability to seek wholesale deposits that are not considered brokered deposits. At December 31, 2011, CFBank had $53.9 million in brokered deposits with maturity dates from January 2012 through August 2016. At December 31, 2011, cash, unpledged securities and deposits in other financial institutions totaled $64.0 million and was sufficient to cover all brokered deposit maturities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The prohibition on brokered deposits significantly limits CFBank’s ability to participate in the CDARS program and impacts our liquidity management. Although CFBank customers participate in the CDARS program, CDARS deposits are considered brokered deposits by regulation. We expect brokered deposits, including customer deposits in the CDARS program to continue to decrease as a result of the prohibition on brokered deposits contained in the CFBank Order.

CFBank received limited waivers from the prohibition on renewal of reciprocal CDARS deposits from the FDIC, each for 90 day periods which expired on September 20, 2011, December 19, 2011, March 18, 2012 and a current limited waiver which expires on June 16, 2012. The current limited waiver allows CFBank to roll over or renew core deposits in the reciprocal CDARS program that have yet to mature or have matured and remained with CFBank between March 19, 2012 and June 16, 2012. Management intends to submit additional requests for waivers in the future; however, there can be no assurance that the requests will be granted by the FDIC or that customers will roll over or renew their CDARS deposits even if CFBank is granted additional waivers. See the previous section titled “Financial Condition - Deposits” for additional information on CDARS deposits.

CFBank relies on competitive interest rates, customer service, and relationships with customers to retain deposits. To promote and stabilize liquidity in the banking and financial services sector, the FDIC, as included in the Dodd-Frank Act as previously discussed, permanently increased deposit insurance coverage from $100,000 to $250,000 per depositor. CFBank is a participant in the FDIC’s program which provides unlimited deposit insurance coverage, through December 31, 2012, for noninterest bearing transaction accounts. Based on our historical experience with deposit retention, current retention strategies and participation in programs offering additional FDIC insurance protection, we believe that, although it is not possible to predict future terms and conditions upon renewal, a significant portion of existing non-brokered deposits may remain with CFBank. Deposit retention may be negatively impacted by other factors, including, but not limited to, further deterioration in the performance or capital levels of the Holding Company or CFBank, additional material restrictions or penalties imposed by regulators pursuant to the Orders and the perception of the viability of the Holding Company or CFBank in our market areas.

The Holding Company, as a savings and loan holding company, has more limited sources of liquidity than CFBank. In general, in addition to its existing liquid assets, sources of liquidity include funds raised in the securities markets through debt or equity offerings, dividends received from its subsidiaries or the sale of assets. Pursuant to the Holding Company Order, the Holding Company may not, directly or indirectly, incur, issue, renew, rollover, or pay interest or principal on any debt or commit to do so, increase any current lines of credit, or guarantee the debt of any entity, without prior written notice to and written non-objection from the FED. In addition, the Holding Company may not declare, make, or pay any cash dividends or other capital distributions or purchase, repurchase or redeem or commit to purchase, repurchase, or redeem any Holding Company equity stock without the prior written non-objection of the FED. The Holding Company Order does not restrict the Holding Company’s ability to raise funds in the securities markets through equity offerings. See the section titled “Financial Condition – Stockholders’ equity” for a discussion of the registered common stock offering announced by the Company on August 9, 2011.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

At December 31, 2011, the Holding Company and its subsidiaries, other than CFBank, had cash of $607,000 available to meet cash needs. The Holding Company received $529,000 during the year ended December 31, 2011 in net proceeds from the sale of two parcels of land adjacent to the Company’s Fairlawn headquarters, which had a positive impact on available cash.

The Holding Company’s current cash requirements include operating expenses and expenses in connection with the registered common stock offering, and exclude interest on subordinated debentures and dividends on the Preferred Stock, which have been deferred, as discussed below. The Holding Company’s cash requirements are currently projected to be approximately $100,000 per month. The Holding Company’s available cash at December 31, 2011 is sufficient to cover operating expenses, including expenses in connection with the registered common stock offering, at their current projected levels, for approximately 6 months. No assurance can be given that operating expenses, including expenses in connection with the registered common stock offering, will not increase from their current projected levels.

Annual debt service on the subordinated debentures is currently approximately $176,800. The subordinated debentures have a variable rate of interest, reset quarterly, equal to the three-month LIBOR plus 2.85%. The total rate in effect was 3.43% at December 31, 2011. An increase in the three-month LIBOR would increase the debt service requirement of the subordinated debentures. Annual dividends on the preferred stock are approximately $361,300 at the current 5% level, which is scheduled to increase to 9% after February 14, 2014. The Board of Directors elected to defer the quarterly dividend payments related to the Preferred Stock beginning with the November 15, 2010 payment, and the quarterly interest payments on the subordinated debentures beginning with the December 30, 2010 payment, in order to preserve cash at the Holding Company. The Company expects that the Board will also elect to defer future payments until the Company is recapitalized. Pursuant to the Holding Company Order, the Holding Company may not pay dividends on the Preferred Stock or interest on the subordinated debentures without the prior written notice to and written non-objection from the FED.

The Holding Company is significantly dependent on dividends from CFBank to provide the cash necessary to meet its obligations. Banking regulations limit the amount of dividends that can be paid to the Holding Company by CFBank without prior regulatory approval. Generally, financial institutions may pay dividends without prior approval as long as the dividend is not more than the total of the current calendar year-to-date earnings plus any earnings from the previous two years not already paid out in dividends, and as long as the financial institution remains well capitalized after the dividend payment. As of December 31, 2011, CFBank may pay no dividends to the Holding Company without receiving the prior written approval of the OCC. Pursuant to the CFBank Order, CFBank may not declare or pay dividends or make any other capital distributions without receiving prior written approval of the OCC. Future dividend payments by CFBank to the Holding Company would be based on future earnings and regulatory approval. The payment of dividends from CFBank to the Holding Company is not likely to be approved by the OCC while CFBank is suffering significant losses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

A portion of the proceeds from the registered common stock offering is expected to be retained by the Holding Company for general corporate purposes and is estimated to be sufficient to support the Holding Company’s cash requirements. Given the insufficient cash currently available at the Holding Company, uncertainty surrounding CFBank’s future ability to pay dividends to the Holding Company, the current levels of problem assets, the continuing depressed economy and the longer periods of time necessary to work out problem assets in the current economy, the Board of Directors and management are relying on completion of the registered common stock offering to provide additional funding to support the Holding Company’s working capital needs. Should the registered common stock offering be unsuccessful, there can be no assurance that additional funding sources will be available, which would have a material adverse impact on our financial condition. Without additional capital, it is unlikely that the Holding Company will have sufficient liquidity to continue to meet its operating expenses as they become due. This could result in the Holding Company being subject to additional regulatory restrictions which could ultimately result in the Holding Company being instructed to seek a merger partner or in CFBank being liquidated.

See Note 2 to our consolidated financial statements included in this annual report for information regarding regulatory matters and Holding Company liquidity.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our independent registered public accounting firm in their audit report for fiscal year 2011 has expressed substantial doubt about our ability to continue as a going concern. Continued operations may depend on our ability to comply with the terms of the Orders and the additional capital required to do so may not be available if our stock offering is not successful. Our audited financial statements were prepared under the assumption that we will continue our operations on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business. Our financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. See Note 2 to our consolidated financial statements for a description of going concern considerations and management’s plans.

We have identified accounting policies that are critical accounting policies, and an understanding of these policies is necessary to understand our financial statements. The following discussion details the critical accounting policies and the nature of the estimates made by management.

Determination of the allowance for loan losses. The ALLL represents management’s estimate of probable incurred credit losses in the loan portfolio at each balance sheet date. The allowance consists of general and specific components. The general component covers loans not classified as impaired and is based on historical loss experience, adjusted for current factors. Current factors considered include, but are not limited to, management’s oversight of the portfolio, including lending policies and procedures; nature, level and trend of the portfolio, including past due and nonperforming loans, loan concentrations, loan terms and other characteristics; current economic conditions and outlook; collateral values; and other items. The specific component of the ALLL relates to loans that are individually classified as impaired. Loans exceeding policy thresholds are regularly reviewed to identify impairment. A loan is impaired when, based on current information and events, it is probable that CFBank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. Determining whether a loan is impaired and whether there is an impairment loss requires judgment and estimates, and the eventual outcomes may differ from estimates made by management. The determination of whether a loan is impaired includes: review of historical data; judgments regarding the ability of the borrower to meet the terms of the loan; an evaluation of the collateral securing the loan and estimation of its value, net of selling expenses, if applicable; various collection strategies; and other factors relevant to the loan or loans. Impairment is measured based on the fair value of collateral, less costs to sell, if the loan is collateral dependent, or alternatively, the present value of expected future cash flows discounted at the loan’s effective rate, if the loan is not collateral dependent. When the selected measure is less than the recorded investment in the loan, an impairment loss is recorded. As a result, determining the appropriate level for the ALLL involves not only evaluating the current financial situation of individual borrowers or groups of borrowers, but also current predictions about future events that could change before an actual loss is determined. Based on the variables involved and the fact that management must make judgments about outcomes that are inherently uncertain, the determination of the ALLL is considered to be a critical accounting policy. Additional information regarding this policy is included in the previous section titled “Financial Condition - Allowance for loan losses” and in Notes 1, 3 and 5 to our consolidated financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Valuation of the deferred tax asset. Another critical accounting policy relates to valuation of the deferred tax asset, which includes the benefit of loss carryforwards which expire in varying amounts in future periods. At year-end 2011, the Company had net operating loss carryforwards of approximately $19.5 million which expire at various dates from 2024 to 2031. Realization is dependent on generating sufficient future taxable income prior to expiration of the loss carryforwards. The Company’s net losses reduced management’s near term estimate of future taxable income, and reduced to zero the amount of the net deferred tax asset considered realizable. At December 31, 2011 the valuation allowance totaled $8.6 million, compared to $6.7 million at December 31, 2010. Additional information regarding this policy is included in Notes 1 and 14 to our consolidated financial statements.

Fair value of financial instruments. Another critical accounting policy relates to fair value of financial instruments, which are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. Additional information is included in Notes 1 and 6 to our consolidated financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Market Prices and Dividends Declared

The common stock of Central Federal Corporation trades on the Nasdaq® Capital Market under the symbol “CFBK.” As of December 31, 2011, there were 4,128,198 shares of common stock outstanding and 508 record holders.

The following table shows the quarterly reported high and low sales prices of the common stock during 2011 and 2010. There were no dividends declared during 2011 or 2010.

	High	Low
2011
First quarter	$2.26	$0.51
Second quarter	1.53	0.53
Third quarter	1.05	0.66
Fourth quarter	1.00	0.61

	High	Low
2010
First quarter	$1.87	$0.83
Second quarter	2.00	1.19
Third quarter	1.70	0.88
Fourth quarter	1.25	0.45

On July 13, 2011, the Company received notice from Nasdaq that it did not comply with the minimum bid price requirement for continued listing on the Nasdaq Capital Market because the bid price for its common stock had fallen below $1.00 per share for the 30 consecutive business days prior to the date of that notice. On January 10, 2012 the Company was advised that the Nasdaq Capital Market had determined that we were eligible for an additional 180 day calendar period, until July 9, 2012, to regain compliance with the minimum closing bid price requirement for continued listing on the Nasdaq Capital Market. To regain compliance, the closing bid price of the Company’s common shares must meet or exceed $1.00 per share for at least ten consecutive business days prior to July 9, 2012.

During this additional period, the Company’s common stock will continue to trade on Nasdaq under the symbol CFBK. In the event the Company does not regain compliance, the Company may be eligible for additional time through an appeal to a Hearings Panel, or be required to have its stock quoted on the Over the Counter Bulletin Board. The Company is considering a number of different actions that it may take in order to regain compliance with the continued listing requirements, including a reverse stock split which has been approved by stockholders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Pursuant to the Holding Company Order, the Company may not declare, make, or pay any cash dividends (including dividends on the Preferred Stock, or its common stock) or other capital distributions or purchase, repurchase or redeem or commit to purchase, repurchase, or redeem any Company equity stock without the prior written non-objection of the FED. As a participant in the TARP Capital Purchase Program, the Company is subject to certain terms and conditions, including limits on the payment of dividends on the Company’s common stock. Additional information is contained in the section titled “Financial Condition - Stockholders’ equity” and in Notes 2 and 17 to our consolidated financial statements.

CENTRAL FEDERAL CORPORATION

Fairlawn, Ohio

ANNUAL REPORT

December 31, 2011 and 2010

1.

CENTRAL FEDERAL CORPORATION

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2011.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

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

March 30, 2012

2.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

CONSOLIDATED FINANCIAL STATEMENTS

Crowe Horwath LLP

Independent Member Crowe Horwath International

The Board of Directors and Stockholders

Central Federal Corporation

Fairlawn, Ohio

We have audited the accompanying consolidated balance sheets of Central Federal Corporation as of December 31, 2011 and 2010 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Federal Corporation as of December 31, 2011 and 2010 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Holding Company and its wholly owned subsidiary (CFBank) are operating under regulatory orders that require among other items, higher levels of regulatory capital at CFBank. The Company has suffered significant recurring net losses, primarily from higher provisions for loan losses and expenses associated with the administration and disposition of nonperforming assets at CFBank. These losses have adversely impacted capital at CFBank and liquidity at the Holding Company. At December 31, 2011, regulatory capital at CFBank was below the amount specified in the regulatory order. Failure to raise capital to the amount specified in the regulatory order and otherwise comply with the regulatory orders may result in additional enforcement actions and/or receivership of CFBank. These events raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 2. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Crowe Horwath LLP

Cleveland, Ohio

March 30, 2012

3.

CENTRAL FEDERAL CORPORATION

CONSOLIDATED BALANCE SHEETS

December 31, 2011 and 2010

(Dollars in thousands except per share data)

	2011	2010
ASSETS
Cash and cash equivalents	$61,436	$34,275
Interest-bearing deposits in other financial institutions	1,984	—
Securities available for sale	18,516	28,798
Loans held for sale	1,210	1,953
Loans, net of allowance of $6,110 and $9,758	151,160	190,767
FHLB stock	1,942	1,942
Loan servicing rights	37	57
Foreclosed assets, net	2,370	4,509
Premises and equipment, net	5,534	6,016
Assets held for sale	167	535
Other intangible assets	89	129
Bank owned life insurance	4,273	4,143
Accrued interest receivable and other assets	2,202	2,108

	$250,920	$275,232

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Noninterest bearing	$18,409	$20,392
Interest bearing	198,640	206,989

Total deposits	217,049	227,381
Long-term FHLB advances	15,742	23,942
Advances by borrowers for taxes and insurance	159	213
Accrued interest payable and other liabilities	2,871	2,552
Subordinated debentures	5,155	5,155

Total liabilities	240,976	259,243

Stockholders’ equity
Preferred stock, Series A, $.01 par value; aggregate liquidation value $7,691 in 2011, $7,315 in 2010
1,000,000 shares authorized; 7,225 shares issued	7,120	7,069
Common stock, $.01 par value, shares authorized; 50,000,000 in 2011 and 12,000,000 in 2010 shares issued; 4,686,731 in 2011 and 4,686,331 in 2010	47	47
Common stock warrant	217	217
Additional paid-in capital	27,582	27,542
Accumulated deficit	(22,163)	(16,313)
Accumulated other comprehensive income	386	672
Treasury stock, at cost; 558,533 shares	(3,245)	(3,245)

Total stockholders’ equity	9,944	15,989

	$250,920	$275,232

See accompanying notes.

4.

CENTRAL FEDERAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2011, 2010 and 2009

(Dollars in thousands except per share data)

	2011	2010	2009
Interest and dividend income
Loans, including fees	$8,999	$11,813	$13,197
Securities	422	658	1,120
FHLB stock dividends	83	85	97
Federal funds sold and other	152	61	32

	9,656	12,617	14,446

Interest expense
Deposits	2,780	3,318	4,723
Short-term FHLB advances and other debt	—	—	1
Long-term FHLB advances and other debt	530	698	1,027
Subordinated debentures	168	167	196

	3,478	4,183	5,947

Net interest income	6,178	8,434	8,499

Provision for loan losses	3,375	8,468	9,928

Net interest income (loss) after provision for loan losses	2,803	(34)	(1,429)

Noninterest income
Service charges on deposit accounts	271	294	345
Net gains on sales of loans	294	866	642
Loan servicing fees, net	22	21	36
Net gains on sales of securities	353	468	—
Earnings on bank owned life insurance	130	126	125
Gain on acquisition	—	—	208
Other	53	19	21

	1,123	1,794	1,377

Noninterest expense
Salaries and employee benefits	4,043	4,211	4,166
Occupancy and equipment	278	203	481
Data processing	569	625	616
Franchise taxes	253	338	346
Professional fees	944	995	769
Director fees	181	137	108
Postage, printing and supplies	131	151	162
Advertising and promotion	37	107	52
Telephone	74	106	103
Loan expenses	81	83	82
Foreclosed assets, net	1,187	4	(1)
Depreciation	384	508	483
FDIC premiums	687	581	541
Amortization of intangibles	40	40	6
Regulatory assessment	168	120	89
Other insurance	135	63	51
Other	159	160	208

	9,351	8,432	8,262

Loss before income taxes	(5,425)	(6,672)	(8,314)

Income tax expense	—	198	1,577

Net loss	(5,425)	(6,870)	(9,891)
Preferred stock dividends and accretion of discount on preferred stock	(425)	(410)	(407)

Net loss attributable to common stockholders	$(5,850)	$(7,280)	$(10,298)

Loss per common share:
Basic	$(1.42)	$(1.77)	$(2.51)
Diluted	$(1.42)	$(1.77)	$(2.51)

See accompanying notes.

5.

CENTRAL FEDERAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years ended December 31, 2011, 2010 and 2009

(Dollars in thousands except per share data)

	Preferred Stock	Common Stock	Common Stock Warrant	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Treasury Stock	Total Stockholders’ Equity
Balance at January 1, 2009	$6,989	$47	$217	$27,455	$1,262	$350	$(3,245)	$33,075
Comprehensive loss:
Net loss					(9,891)			(9,891)
Change in unrealized gain (loss) on securities available for sale, net of reclassification and tax effects						354		354

Total comprehensive loss								(9,537)

Preferred stock offering costs	(13)							(13)
Accretion of discount on preferred stock	45				(45)			—
Release of 11,921 stock based incentive plan shares, net of forfeitures				55	2			57
Tax benefits from dividends on unvested stock based incentive plan shares				1				1
Tax effect from vesting of stock based incentive plan shares				(20)				(20)
Stock option expense, net of forfeitures				26				26
Preferred stock dividends					(362)			(362)

Balance at December 31, 2009	7,021	47	217	27,517	(9,034)	704	(3,245)	23,227
Comprehensive loss:
Net loss					(6,870)			(6,870)
Change in unrealized gain (loss) on securities available for sale, net of reclassification and tax effects						(32)		(32)

Total comprehensive loss								(6,902)

Accretion of discount on preferred stock	48				(48)			—
Release of 2,817 stock based incentive plan shares, net of forfeitures				5	1			6
Tax effect from vesting of stock based incentive plan shares				19				19
Stock option expense, net of forfeitures				1				1
Preferred stock dividends					(362)			(362)

Balance at December 31, 2010	7,069	47	217	27,542	$(16,313)	$672	$(3,245)	$15,989
Comprehensive loss:
Net loss					(5,425)			(5,425)
Change in unrealized gain (loss) on securities available for sale, net of reclassification and tax effects						(286)		(286)

Total comprehensive loss								(5,711)

Accretion of discount on preferred stock	51				(51)			—
Release of 12,134 stock based incentive plan shares				23				23
Stock option expense, net of forfeitures				17				17
Stock options exercised		—		—				—
Preferred stock dividends					(374)			(374)

Balance at December 31, 2011	$7,120	$47	$217	$27,582	$(22,163)	$386	$(3,245)	$9,944

See accompanying notes.

6.

CENTRAL FEDERAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2011, 2010 and 2009

(Dollars in thousands except per share data)

	2011	2010	2009
Net loss	$(5,425)	$(6,870)	$(9,891)
Adjustments to reconcile net loss to net cash from operating activities:
Provision for loan losses	3,375	8,468	9,928
Valuation allowance on foreclosed assets	1,139	—
Valuation (gain) loss on mortgage servicing rights	(3)	1	(4)
Depreciation	384	508	483
Amortization, net	858	509	(38)
Net realized gain on sales of securities	(353)	(468)	—
Originations of loans held for sale	(36,035)	(79,506)	(66,024)
Proceeds from sale of loans held for sale	37,072	80,192	63,312
Net gain on sale of loans	(294)	(866)	(642)
Valuation loss on loans transferred from held for sale to portfolio	—	—	5
Net gain on acquisition	—	—	(208)
Loss on disposal of premises and equipment	—	1	—
Loss on sale of assets held for sale	2	—	—
Gain on sale of foreclosed assets	(8)	—	(1)
Stock-based compensation expense	40	7	83
Change in deferred income taxes (net of change in valuation allowance)	—	198	1,579
Net change in:
Bank owned life insurance	(130)	(126)	(125)
Accrued interest receivable and other assets	(95)	632	(542)
Accrued interest payable and other liabilities	(46)	367	(442)

Net cash from operating activities	481	3,047	(2,527)

Cash flows from investing activities
Net increase in interest-bearing deposits in other financial institutions	(1,984)	—	—
Available-for-sale securities:
Sales	12,219	13,632	—
Maturities, prepayments and calls	9,878	7,173	6,419
Purchases	(12,473)	(28,599)	(3,698)
Loan originations and payments, net	36,247	18,086	(4,403)
Loans purchased	—	—	(2,231)
Proceeds from sale of portfolio loans	—	10,073	—
Proceeds from redemption of FHLB stock	—	—	167
Additions to premises and equipment	(69)	(56)	(40)
Proceeds from the sale of premises and equipment	533	—	1
Proceeds from the sale of foreclosed assets	1,000	—	28
Net cash used in acquisition	—	—	(675)

Net cash from investing activities	45,351	20,309	(4,432)

Cash flows from financing activities
Net change in deposits	(10,417)	16,230	3,363
Net change in short-term borrowings from the FHLB and other debt	—	(2,065)	(3,785)
Proceeds from long-term FHLB advances and other debt	—	—	17,942
Repayments on long-term FHLB advances and other debt	(8,200)	(6,000)	(11,200)
Net change in advances by borrowers for taxes and insurance	(54)	52	(6)
Cash dividends paid on common stock	—	—	(205)
Cash dividends paid on preferred stock	—	(271)	(341)
Costs associated with issuance of preferred stock	—	—	(13)

Net cash from financing activities	(18,671)	7,946	5,755

Net change in cash and cash equivalents	27,161	31,302	(1,204)

Beginning cash and cash equivalents	34,275	2,973	4,177

Ending cash and cash equivalents	$61,436	$34,275	$2,973

Supplemental cash flow information:
Interest paid	$3,366	$4,152	$6,095
Income taxes paid	—	(25)	—
Supplemental noncash disclosures:
Transfers from loans to repossessed assets	$—	$4,509	$174
Premises and equipment transferred to assets held for sale	167	535	—
Loans issued to finance the sale of repossessed assets	—	—	162
Loans transferred from held for sale to portfolio	—	—	1,852

See accompanying notes.

7.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include Central Federal Corporation (the Holding Company), its wholly-owned subsidiaries, CFBank, Ghent Road, Inc., and Smith Ghent LLC, together referred to as “the Company”. Ghent Road, Inc. was formed in 2006 and owns real property. Prior to October 2009, the Holding Company owned a one-third interest in Smith Ghent LLC, which owns the Company’s headquarters in Fairlawn, Ohio. The Holding Company purchased the remaining two-thirds interest in October 2009. Intercompany transactions and balances are eliminated in consolidation.

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

Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles (GAAP), management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses (ALLL), deferred tax assets and fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents include cash, deposits with other financial institutions with maturities fewer than 90 days and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest-bearing deposits in other financial institutions and borrowings with original maturities under 90 days.

Interest-Bearing Deposits in Other Financial Institutions: Interest-bearing deposits in other financial institutions mature at various times through September 2014 and are carried at cost.

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

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage-backed securities and collateralized mortgage obligations where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

8.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Management evaluates securities for other-than-temporary impairment (OTTI) at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or will more likely than not be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.

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

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, adjusted for purchase premiums and discounts, deferred loan fees and costs, accrued interest receivable and an ALLL. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments. The recorded investment in loans includes accrued interest receivable.

9.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The accrual of interest income on all classes of loans, except other consumer loans, is discontinued and the loan is placed on nonaccrual status at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Other consumer loans are typically charged off no later than 90 days past due. Past due status is based on the contractual terms of the loan for all classes of loans. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. Commercial, multi-family residential real estate loans and commercial real estate loans placed on nonaccrual status are individually classified as impaired loans.

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

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. A loan is impaired when, based on current information and events, it is probable that CFBank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans within any loan class for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings (TDRs) and classified as impaired.

10.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Factors considered by management in determining impairment for all loan classes include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed.

Loans of all classes within the commercial, multi-family residential and commercial real estate segments, regardless of size, and loans of all other classes with balances over $500 are individually evaluated for impairment when they are 90 days past due, or earlier than 90 days past due if information regarding the payment capacity of the borrower indicates that payment in full according to the loan terms is doubtful. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance loans, such as consumer and single-family residential real estate loans are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

TDRs of all classes of loans are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a TDR is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For TDRs that subsequently default, the amount of reserve is determined in accordance with the accounting policy for the ALLL.

Interest income on all classes of impaired loans that are on nonaccrual status is recognized in accordance with the accounting policy on nonaccrual loans. Cash receipts on all classes of impaired loans that are on nonaccrual status are generally applied to the principal balance outstanding. Interest income on all classes of impaired loans that are not on nonaccrual status is recognized on the accrual method. TDRs may be classified as accruing if the borrower has been current for a period of at least six months with respect to loan payments and management expects that the borrower will be able to continue to make payments in accordance with the terms of the restructured note.

The general component covers non-impaired loans of all classes and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by loan class and is based on the actual loss history experienced by the Company over the most recent year. This actual loss experience is supplemented with other economic factors based on the risks present for each loan class. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.

11.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The general component is calculated based on CFBank’s loan balances and actual historical payment default rates. For loans with no actual payment default history, industry estimates of payment default rates are applied based on loan segment and the state where the collateral is located. Results are then scaled based on CFBank’s internal loan risk ratings, and industry loss rates are applied based on loan segment. Industry information is modified based on management’s judgment regarding items specific to CFBank, and primarily include the historical loss experience of each loan class, the level and trend of past due and nonaccrual loans in each loan class and the current economic outlook.

The following portfolio segments have been identified: commercial loans, single-family residential real estate loans; multi-family residential real estate loans; commercial real estate loans; construction loans; home equity lines of credit; and other consumer loans. A description of each segment of the loan portfolio, along with the risk characteristics of each segment is included below:

Commercial loans: Commercial loans include loans to businesses generally located within our primary market area. Those loans are generally secured by business equipment, inventory, accounts receivable and other business assets. In underwriting commercial loans, we consider the net operating income of the company, the debt service ratio and the financial strength, expertise and credit history of the business owners and/or guarantors. Because payments on commercial loans are dependent on successful operation of the business enterprise, repayment of such loans may be subject to a greater extent to adverse conditions in the economy. We seek to mitigate these risks through underwriting policies which require such loans to be qualified at origination on the basis of the enterprise’s financial performance and the financial strength of the business owners and/or guarantors.

Single-family residential real estate loans: Single-family residential real estate loans include permanent conventional mortgage loans secured by single-family residences located within and outside of our primary market area. Credit approval for single-family residential real estate loans requires demonstration of sufficient income to repay the principal and interest and the real estate taxes and insurance, stability of employment and an established credit record. Our policy is to originate single-family residential real estate loans for portfolio in amounts up to 85% of the lower of the appraised value or the purchase price of the property securing the loan, without requiring private mortgage insurance. Loans in excess of 85% of the lower of the appraised value or purchase price of the property securing the loan require private mortgage insurance. CFBank has not engaged in subprime lending, used option adjustable-rate mortgage products or made loans with initial teaser rates.

12.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Multi-family residential real estate loans: Multi-family residential real estate loans include loans secured by apartment buildings, condominiums and multi-family residential houses generally located within our primary market area. Underwriting policies provide that multi-family residential real estate loans may be made in amounts up to 75% of the lower of the appraised value or purchase price of the property. In underwriting multi-family residential real estate loans, we consider the appraised value and net operating income of the property, the debt service ratio and the property owner’s and/or guarantor’s financial strength, expertise and credit history. We offer both fixed and adjustable rate loans. Fixed rates are generally limited to three to five years, at which time they convert to adjustable rate loans. Because payments on loans secured by multi-family residential properties are dependent on successful operation or management of the properties, repayment of multi-family residential real estate loans may be subject to a greater extent to adverse conditions in the real estate market or the economy. Adjustable rate multi-family residential real estate loans generally pose credit risks not inherent in fixed-rate loans, primarily because as interest rates rise, the borrowers’ payments rise, increasing the potential for default. Additionally, adjustable rate multi-family residential real estate loans generally do not contain periodic and lifetime caps on interest rate changes. We seek to minimize the additional risk presented by adjustable rate multi-family residential real estate loans through underwriting criteria that require such loans to be qualified at origination with sufficient debt coverage ratios under increasing interest rate scenarios.

Commercial real estate loans: Commercial real estate loans include loans secured by owner occupied and non-owner occupied properties used for business purposes, such as manufacturing facilities, office buildings or retail facilities generally located within our primary market area. Underwriting policies provide that commercial real estate loans may be made in amounts up to 75% of the lower of the appraised value or purchase price of the property. In underwriting commercial real estate loans, we consider the appraised value and net operating income of the property, the debt service ratio and the property owner’s and/or guarantor’s financial strength, expertise and credit history. We offer both fixed and adjustable rate loans. Fixed rates are generally limited to three to five years, at which time they convert to adjustable rate loans. Because payments on loans secured by commercial real estate properties are dependent on successful operation or management of the properties, repayment of commercial real estate loans may be subject to a greater extent to adverse conditions in the real estate market or the economy. Adjustable rate commercial real estate loans generally pose credit risks not inherent in fixed-rate loans, primarily because as interest rates rise, the borrowers’ payments rise, increasing the potential for default. Additionally, adjustable rate commercial real estate loans generally do not contain periodic and lifetime caps on interest rate changes. We seek to minimize the additional risk presented by adjustable rate commercial real estate loans through underwriting criteria that require such loans to be qualified at origination with sufficient debt coverage ratios under increasing interest rate scenarios.

Construction loans: Construction loans include loans to finance the construction of residential and commercial properties generally located within our primary market area. Construction loans are fixed or adjustable-rate loans which may convert to permanent loans with maturities of up to 30 years. Our policies provide that construction loans may be made in amounts up to 75% of the appraised value of the property, and an independent appraisal of the property is required. Loan proceeds are disbursed in increments as construction progresses and as inspections warrant, and regular inspections are required to monitor the progress of construction. In underwriting construction loans, we consider the property owner’s and/or guarantor’s financial strength, expertise and credit history. Construction financing is considered to involve a higher degree of credit risk than long-term financing on improved, owner occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property’s value at completion of construction or development compared to the estimated cost (including interest) of construction. If the estimate of value proves to be inaccurate, we may be confronted with a project, when completed, having a value which is insufficient to assure full repayment. We attempt to reduce such risks on construction loans through inspections of construction progress on the property and by requiring personal guarantees and reviewing current personal financial statements and tax returns, as well as other projects of the developer.

13.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Home equity lines of credit: Home equity lines of credit include both loans we originate for portfolio and purchased loans. We originate home equity lines of credit to customers generally within our primary market area. Home equity lines of credit are variable rate loans and the interest rate adjusts monthly at various margins above the prime rate of interest as disclosed in The Wall Street Journal. The margin is based on certain factors including the loan balance, value of collateral, election of auto-payment, and the borrower’s FICO® score. The amount of the line is based on the borrower’s credit, income and equity in the home. When combined with the balance of the prior mortgage liens, these lines generally may not exceed 89.9% of the appraised value of the property at the time of the loan commitment. The lines are secured by a subordinate lien on the underlying real estate and are, therefore, vulnerable to declines in property values in the geographic areas where the properties are located. Credit approval for home equity lines of credit requires income sufficient to repay principal and interest due, stability of employment, an established credit record and sufficient collateral. Collectibility of home equity lines of credit are dependent on the borrower’s continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. In 2005 and 2006, we purchased home equity lines of credit collateralized by properties located throughout the United States. The purchased home equity lines of credit present higher risk than the home equity lines of credit we originate for our portfolio as they include properties in geographic areas that have experienced significant declines in housing values, such as California, Florida and Virginia. The collateral values associated with certain loans in these states have declined by up to approximately 55% since these loans were originated in 2005 and 2006, and as a result, some loan balances exceed collateral values. We continue to monitor collateral values and borrower FICO® scores on both purchased and portfolio loans and, when the situation warrants, have frozen the lines of credit.

Other consumer loans: Other consumer loans include closed-end home equity, home improvement, auto and credit card loans to consumers generally located within our primary market area. Credit approval for other consumer loans requires income sufficient to repay principal and interest due, stability of employment, an established credit record and sufficient collateral for secured loans. Consumer loans typically have shorter terms and lower balances with higher yields as compared to real estate mortgage loans, but generally carry higher risks of default. Consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be affected by adverse personal circumstances.

14.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

CFBank’s charge-off policy for commercial loans, single-family residential real estate loans, multi-family residential real estate loans, commercial real estate loans, construction loans and home equity lines of credit requires management to record a specific reserve or charge-off as soon as it is apparent that the borrower is troubled and there is, or likely will be a collateral shortfall related to the estimated value of the collateral securing the loan. Other consumer loans are typically charged off no later than 90 days past due.

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

Servicing fee income, which is reported on the income statement as loan servicing fees, net is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal, or a fixed amount per loan, and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Loan servicing fees, net totaled $22, $21 and $36 for the years ended December 31, 2011, 2010 and 2009, respectively. Late fees and ancillary fees related to loan servicing are not material.

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

15.

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

Derivatives: Derivative financial instruments are recognized as assets or liabilities at fair value. The Company’s derivatives consist mainly of interest rate swap agreements, which are used as part of its asset liability management program to help manage interest rate risk. The Company does not use derivatives for trading purposes. The derivative transactions are considered instruments with no hedging designation, otherwise known as stand-alone derivatives. Changes in the fair value of the derivatives are reported currently in earnings, as other noninterest income.

Mortgage Banking Derivatives: Commitments to fund mortgage loans to be sold into the secondary market, otherwise known as interest rate locks, are accounted for as free standing derivatives. Fair values of these mortgage derivatives are based on anticipated gains on the underlying loans. Changes in the fair values of these derivatives are included in net gains on sales of loans.

16.

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

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance of $4,312 was recorded in 2009 to reduce the carrying amount of the Company’s net deferred tax asset to zero. See Note 14 – Income Taxes.

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

17.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements. See Note 25 – Contingent Liabilities.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank (FRB) is required to meet regulatory reserve and clearing requirements. Cash on deposit with the FHLB includes $800 pledged as collateral for FHLB advances.

Equity: Treasury stock is carried at cost. The carrying value of preferred stock and the common stock warrant is based on allocation of issuance proceeds, net of issuance costs, in proportion to their relative fair values. Preferred stock is carried net of the discount established through the allocation of proceeds.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by CFBank to the Holding Company or by the Holding Company to stockholders. On December 5, 2008, the Company issued 7,225 shares of Central Federal Corporation Fixed Rate Cumulative Perpetual Preferred Stock, Series A (Preferred Stock) to the United States Department of the Treasury (U.S. Treasury) under the Troubled Asset Relief Program (TARP) Capital Purchase Program. While the Preferred Stock remains outstanding, dividends on the Company’s common stock are limited to a quarterly cash dividend of a maximum of $.05 per share. In addition, while any dividends on the Preferred Stock remain unpaid, no dividends may be declared or paid on common stock. Pursuant to Holding Company Order, as defined in Note 2 Going Concern Consideration and Management’s Plans, the Holding Company may not declare, make, or pay any cash dividends (including dividends on the preferred stock, or its common stock) or other capital distributions or purchase, repurchase or redeem or commit to purchase, repurchase, or redeem any Holding Company equity stock without the prior written non-objection of the Board of Governors of the Federal Reserve System (FED).

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 6 – Fair Value. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

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

18.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior year net loss or stockholders’ equity.

Adoption of New Accounting Standards:

In April 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-02 to Receivables (ASC 310), A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring. This ASU amended existing guidance for assisting a creditor in determining whether a restructuring is a TDR. The amendments clarify the guidance for a creditor’s evaluation of whether it has granted a concession and whether a debtor is experiencing financial difficulties. With regard to determining whether a concession has been granted, the ASU clarifies that creditors are precluded from using the effective interest method to determine whether a concession has been granted. In the absence of using the effective interest method, a creditor must now focus on other considerations such as the value of the underlying collateral, evaluation of other collateral or guarantees, the debtor’s ability to access other funds at market rates, interest rate increases and whether the restructuring results in a delay in payment that is insignificant. This guidance is effective for interim and annual reporting periods beginning after June 15, 2011 and should be applied retrospectively to the beginning of the annual period of adoption. For purposes of measuring impairment on newly identified TDRs, the amendments should be applied prospectively for the first interim or annual period beginning on or after June 15, 2011. As a result of adopting the amendments in ASU No. 2011-02, CFBank reassessed all restructurings that occurred on or after the beginning of the current fiscal year (January 1, 2011) for identification as TDRs. CFBank identified as TDRs certain receivables for which the allowance for credit losses had previously been measured under a general allowance for credit losses methodology. Upon identifying those receivables as TDRs, CFBank identified them as impaired under the guidance in Section 310-10-35. The amendments in ASU No. 2011-02 require prospective application of the impairment measurement guidance in Section 310-10-35 for those receivables newly identified as impaired. At the end of the first annual period of adoption (December 31, 2011), the recorded investment in receivables for which the allowance for credit losses was previously measured under a general allowance for credit losses methodology and are now impaired under Section 310-10-35 was $4,478, and the allowance for credit losses associated with those receivables, on the basis of a current valuation of loss, was $850.

In September 2011, the FASB issued ASU No. 2011-09 to Compensation – Retirement Benefits – Multiemployer Plans, (ASC 715), Disclosures about an Employer’s Participation in a Multiemployer Plan. The amendments in this ASU require that employers who participate in multiemployer pension plans provide additional quantitative and qualitative disclosures. The amended disclosures will provide users with more detailed information about an employer’s involvement in multiemployer pension plans, including: the plan names and identifying numbers, the level of an employer’s participation in the plans including contributions, the financial health of the multiemployer plans including the funded status, and the nature of the employer commitments to the plan. The amendments in this update are effective for annual periods for fiscal years ending after December 15, 2011, with early adoption permitted. The amendments should be applied retrospectively for all prior periods presented. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

19.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Effect of Newly Issued But Not Yet Effective Accounting Standards:

In May 2011, the FASB issued ASU No. 2011-04 to Fair Value Measurement (ASC 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements is U.S. GAAP and IFRSs. This ASU amends existing guidance to achieve common fair value measurement and disclosure requirements between U.S. and international accounting principles. Overall, the guidance is consistent with existing U.S. accounting principles; however, there are some amendments that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments in this guidance are effective for interim and annual reporting periods beginning after December 15, 2011. The Company is currently evaluating the impact of this amendment on the consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05 to Comprehensive Income (ASC 220), Presentation of Comprehensive Income. This ASU amended existing guidance and eliminated the option to present the components of other comprehensive income as part of the statement of changes in stockholder’s equity. The amendment requires that comprehensive income be presented in either a single continuous statement or in two separate consecutive statements. The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and are to be applied retrospectively. Early adoption is permitted. The adoption of this amendment will change the Company’s presentation of the components of other comprehensive income, which is currently shown as part of the consolidated statement of changes in stockholder’s equity.

In December 2011, the FASB issued ASU No. 2011-12 to Comprehensive Income (ASC 220), Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05. This ASU amended the guidance in ASU 2011-05 related to the presentation of the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income. The amendments in this ASU are effective at the same time as the amendments in ASU 2011-05 so that entities will not be required to comply with the presentation requirements in ASU 2011-05 that this ASU is deferring. The amendments in this ASU are effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements.

20.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 2 – GOING CONCERN CONSIDERATIONS AND MANAGEMENT’S PLANS

Going Concern Considerations:

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future. However, the events and circumstances described in this Note create an uncertainty about the Company’s ability to continue as a going concern.

On May 25, 2011, the Holding Company and CFBank each consented to the issuance of an Order to Cease and Desist (the Holding Company Order and the CFBank Order, respectively, and collectively, the Orders) by the Office of Thrift Supervision (OTS), the primary regulator of the Holding Company and CFBank at the time the Orders were issued. In July 2011, in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act), the FED replaced the OTS as the primary regulator of the Holding Company and the Office of the Comptroller of the Currency (OCC) replaced the OTS as the primary regulator of CFBank.

The Holding Company Order requires it, among other things, to: (i) submit by June 30, 2011 (and update by December 31, 2011 and every December 31 thereafter) a capital plan to regulators that establishes a minimum tangible capital ratio commensurate with the Holding Company’s consolidated risk profile, reduces the risk from current debt levels and addresses the Holding Company’s cash flow needs; (ii) not pay cash dividends, redeem stock or make any other capital distributions without prior regulatory approval; (iii) not pay interest or principal on any debt or increase any Holding Company debt or guarantee the debt of any entity without prior regulatory approval; (iv) obtain prior regulatory approval for changes in directors and senior executive officers; and (v) not enter into any new contractual arrangement related to compensation or benefits with any director or senior executive officer without prior notification to regulators.

The CFBank Order requires it, among other things, to: (i) have by September 30, 2011, and maintain thereafter, 8% core capital and 12% total risk-based capital, after establishing an adequate allowance for loan and lease losses; (ii) submit by June 30, 2011 (and update by December 31, 2011 and every December 31 thereafter) a capital and business plan to regulators that describes strategies to meet these required capital ratios and contains operating strategies to achieve realistic core earnings; (iii) submit a contingency plan providing for a merger or voluntary dissolution of CFBank if capital does not reach the required levels, which requirement was extended by the OCC until the earlier of 15 days after termination of the stock offering or January 31, 2012, and a further extension of this date has been requested of the OCC; (iv) not originate, participate in or acquire any nonresidential real estate loans or commercial loans without regulatory approval, which prohibition was waived by OCC on November 9, 2011 subject to certain Board approval conditions, loan policies and credit administration procedures; (v) adopt a revised credit administration policy, problem asset reduction plan, management succession plan and liquidity management policy; (vi) limit asset growth to net interest credited on deposit liabilities absent prior regulatory approval for additional growth; (vii) not pay cash dividends or make any other capital distributions without prior regulatory approval; (viii) obtain prior regulatory approval for changes in directors and senior executive officers; (ix) not enter into any new contractual arrangement related to compensation or benefits with any director or senior executive officer without prior notification to regulators; (x) not enter into any significant arrangement or contract with a third party service provider without prior regulatory approval; and (xi) comply with the Federal Deposit Insurance Corporation (FDIC) limits on brokered deposits. As a result of the CFBank Order, CFBank is considered “adequately capitalized” for regulatory purposes.

21.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 2 – GOING CONCERN CONSIDERATIONS AND MANAGEMENT’S PLANS (continued)

The Company has been unprofitable for the past three years and, unless additional capital is infused into the Holding Company and CFBank, it is unlikely that we will be able to generate profits in the future. This would cause our capital levels to continue to erode. If that happens, the regulators could take additional enforcement action against us, including the imposition of further operating restrictions. The regulators could also direct us to seek a merger partner or liquidate CFBank.

The Holding Company is significantly dependent on dividends from CFBank to provide the liquidity necessary to meet its obligations. As of December 31, 2011, pursuant to the CFBank Order, CFBank may not declare or pay dividends or make any other capital distributions without receiving the prior written approval of the OCC. Future dividend payments by CFBank to the Holding Company would be based on future earnings and the approval of the OCC. The payment of dividends from CFBank to the Holding Company is not likely to be approved by the OCC while CFBank is suffering significant losses.

The significant directives contained in the Orders, including higher capital requirements, requirements to reduce the level of our classified and criticized assets, growth and operating restrictions, restrictions on brokered deposits, restrictions on certain types of lending and restrictions on dividend payments have impeded and may further impede our ability to operate our business and to effectively compete in our markets. In addition, the regulators must approve any deviation from our business plan, which could limit our ability to make any changes to our business and could negatively impact the scope and flexibility of our business activities.

The requirements of the Orders will remain in effect until terminated, modified or suspended by regulators.

Management’s Plans:

The Company announced the terms of a registered common stock offering of up to $30,000 on August 9, 2011. The registered common stock offering consists of a rights offering of up to $24,965 and a $5,035 offering to a group of standby purchasers. Under the terms of the rights offering, all record holders of the Company’s common stock as of February 8, 2012 received, at no charge, one subscription right for each share of common stock held as of the record date. Each subscription right entitles the holder of the right to purchase 6.0474 shares of Company common stock at a subscription price of $1.00 per share. Shares are also available to the public at $1.00 per share. In addition, for each three shares of common stock purchased, purchasers will receive, at no charge, one warrant to purchase one additional share of common stock at a purchase price of $1.00 per share. The warrants will be exercisable for three years. The Company has separately entered into a series of standby purchase agreements with a group of investors led by Timothy T. O’Dell, Thad R. Perry and Robert E. Hoeweler. Under the standby purchase agreements, the standby purchasers will acquire 5.0 million shares of Company common stock at a price of $1.00 per share and receive warrants with the same terms and conditions as all purchasers in the rights offering. The standby purchasers have conditioned their purchase of shares of common stock upon the receipt by the Company of at least $16,500 in net proceeds from the rights offering. The registration statement related to the rights offering is on file with the SEC and became effective on February 8, 2012.

22.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 2 – GOING CONCERN CONSIDERATIONS AND MANAGEMENT’S PLANS (continued)

A portion of the proceeds from the registered common stock offering is expected to be retained by the Holding Company for general corporate purposes and is estimated to be sufficient to support the Holding Company’s cash requirements. Given the uncertainty surrounding CFBank’s future ability to pay dividends to the Holding Company, the current levels of problem assets, the continuing depressed economy and the longer periods of time necessary to work out problem assets in the current economy, the Board of Directors and management are relying on completion of the registered common stock offering to provide additional funding to support the Holding Company’s working capital needs. Should the registered common stock offering be unsuccessful, there can be no assurance that additional funding sources will be available, which would have a material adverse impact on our financial condition. Without additional capital, it is unlikely that the Holding Company will have sufficient liquidity to continue to meet its operating expenses as they become due. This could result in the Holding Company being subject to additional regulatory restrictions which could ultimately result in the Holding Company being instructed to seek a merger partner or in CFBank being liquidated.

The Holding Company’s available cash at December 31, 2011 is sufficient to cover operating expenses and expenses in connection with the registered common stock offering, at their current projected levels, for approximately 6 months. The Board of Directors elected to defer scheduled dividend payments related to the Preferred Stock beginning with the November 15, 2010 payment, and the interest payments on the subordinated debentures beginning with the December 30, 2010 payment, in order to preserve cash at the Holding Company. The Company expects that the Board will also elect to defer future payments until the Company is recapitalized. Pursuant to the Holding Company Order, the Holding Company may not pay dividends on the Preferred Stock or interest on the subordinated debentures without the prior written notice to and written non-objection from the FED.

As of December 31, 2011, the Company had incurred $652 in costs related to the registered common stock offering that are included in other assets in the consolidated balance sheet. The Company expects to incur additional costs prior to completion of the stock offering. In the event the registered common stock offering is not successful, these costs will be charged against current operations and will have a negative impact on earnings.

23.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 2 – GOING CONCERN CONSIDERATIONS AND MANAGEMENT’S PLANS (continued)

Because CFBank is no longer considered to be well-capitalized for regulatory purposes, it is prohibited from accepting or renewing brokered deposits, including reciprocal deposits in the Certificate of Deposit Account Registry Service® (CDARS) program, without FDIC approval. CFBank received limited waivers from the prohibition on renewal of reciprocal CDARS deposits from the FDIC, each for 90 day periods which expired on September 20, 2011, December 19, 2011, March 18, 2012 and a current limited waiver which expires on June 16, 2012. The current limited waiver allows CFBank to roll over or renew core deposits in the reciprocal CDARS program that have yet to mature or have matured and remained with CFBank between March 19, 2012 and June 16, 2012. Management intends to submit additional requests for waivers in the future; however, there can be no assurance that the requests will be granted by the FDIC or that customers will roll over or renew their CDARS deposits even if CFBank is granted additional waivers.

The prohibition on brokered deposits significantly limits CFBank’s ability to participate in the CDARS program and impacts CFBank’s liquidity management. As a result of the losses in 2009, 2010 and the first quarter of 2011, management had been concerned that CFBank would be restricted from accepting or renewing brokered deposits, in addition to other regulatory restrictions, and moved aggressively in 2011, prior to receipt of the CFBank Order, to build on-balance-sheet liquidity to deal with scheduled brokered deposit maturities and the potential impact of other regulatory restrictions on liquidity. At December 31, 2011, CFBank had $53,925 in brokered deposits with maturity dates from January 2012 through August 2016. At December 31, 2011, cash, unpledged securities and deposits in other financial institutions totaled $63,959, which was sufficient to cover all brokered deposit maturities.

We have taken such actions as we believe are necessary to comply with all requirements of the Orders which are currently effective, except the higher capital requirements, and we are continuing to work toward compliance with the provisions of the Orders having future compliance dates.

These financial statements do not include any adjustments that may result should the Company be unable to continue as a going concern.

24.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 3 – SECURITIES

The following table summarizes the amortized cost and fair value of the available-for-sale securities portfolio at December 31, 2011 and 2010 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2011
Issued by U.S. government-sponsored entities and agencies:
Mortgage-backed securities - residential	$1,475	$198	$—	$1,673
Collateralized mortgage obligations	16,655	204	16	16,843

Total	$18,130	$402	$16	$18,516

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2010
Issued by U.S. government-sponsored entities and agencies:
Mortgage-backed securities - residential	$1,884	$223	$—	$2,107
Collateralized mortgage obligations	26,242	463	14	26,691

Total	$28,126	$686	$14	$28,798

There was no OTTI recognized in accumulated other comprehensive income for securities available for sale at December 31, 2011 or 2010.

The proceeds from sales of securities and the associated gains in 2011 and 2010 are listed below. There were no proceeds from sales of securities during 2009.

	2011	2010
Proceeds	$12,219	$13,632
Gross gains	353	468
Gross losses	—	—

Tax effect - expense	$—	$159

At year-end 2011 and 2010, there were no debt securities contractually due at a single maturity date. The amortized cost and fair value of mortgage-backed securities and collateralized mortgage obligations, which are not due at a single maturity date, totaled $18,130 and $18,516 at December 31, 2011, respectively, and $28,126 and $28,798 at December 31, 2010, respectively.

25.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 3 – SECURITIES (continued)

Fair value of securities pledged was as follows:

	2011	2010
Pledged as collateral for:
FHLB advances	$9,336	$10,657
Public deposits	2,820	4,210
Customer repurchase agreements	3,557	2,465
Interest-rate swaps	1,464	1,589

Total	$17,177	$18,921

At year-end 2011 and 2010, there were no holdings of securities of any one issuer, other than U.S. government-sponsored entities and agencies, in an amount greater than 10% of stockholders’ equity.

The following table summarizes securities with unrealized losses at December 31, 2011 and December 31, 2010 aggregated by major security type and length of time in a continuous unrealized loss position.

	Less than 12 Months		12 Months or More		Total
December 31, 2011	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Description of Securities
Issued by U.S. government-sponsored entities and agencies:
Collateralized mortgage obligations	$2,882	$16	$—	$—	$2,882	$16

Total temporarily impaired	$2,882	$16	$—	$—	$2,882	$16

	Less than 12 Months		12 Months or More		Total
December 31, 2010	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Description of Securities
Issued by U.S. government-sponsored entities and agencies:
Collateralized mortgage obligations	$2,091	$14	$—	$—	$2,091	$14

Total temporarily impaired	$2,091	$14	$—	$—	$2,091	$14

26.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 3 – SECURITIES (continued)

The unrealized loss at December 31, 2011 is related to two Ginnie Mae collateralized mortgage obligations, and the unrealized loss at December 31, 2010 is related to one Ginnie Mae collateralized mortgage obligation. These securities carry the full faith and credit guarantee of the U.S. government. Because the decline in fair value is attributable to changes in market conditions, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell these securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2011.

27.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 4 – LOANS

Loans at year-end were as follows:

	2011	2010
Commercial	$25,994	$38,194
Real estate:
Single-family residential	18,214	23,273
Multi-family residential	27,163	35,308
Commercial	69,757	80,725
Construction	—	4,919
Consumer:
Home equity lines of credit	14,921	16,316
Other	1,221	1,790

Subtotal	157,270	200,525
Less: ALLL	(6,110)	(9,758)

Loans, net	$151,160	$190,767

There were no construction loans at December 31, 2011. Construction loans include $2,324 in single-family residential real estate loans and $2,595 in commercial real estate loans at December 31, 2010.

28.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 4 – LOANS (continued)

The ALLL is a valuation allowance for probable incurred credit losses in the loan portfolio based on management’s evaluation of various factors including past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. A provision for loan losses is charged to operations based on management’s periodic evaluation of these and other pertinent factors described in Note 1 of the Notes to Consolidated Financial Statements.

The following table presents the activity in the ALLL by portfolio segment for the year ended December 31, 2011:

		Real Estate				Consumer
	Commercial	Single-family	Multi-family	Commercial	Construction	Home equity lines of credit	Other	Total
Beginning balance	$1,879	$241	$2,520	$4,719	$74	$303	$22	$9,758
Addition to (reduction in) provision for loan losses	1,481	83	2,108	(406)	(74)	183	—	3,375
Charge-offs	(1,296)	(124)	(3,167)	(2,652)	—	(241)	(18)	(7,498)
Recoveries	214	7	9	202	—	27	13	472
Reclass of ALLL on loan-related commitments (1)	3	—	—	—	—	—	—	3

Ending balance	$2,281	$207	$1,470	$1,863	$—	$272	$17	$6,110

(1)	Reclassified from (to) accrued interest payable and other liabilities in the consolidated balance sheet.

Activity in the ALLL was as follows:

	2010	2009
Beginning balance	$7,090	$3,119
Provision for loan losses	8,468	9,928
Reclassification of ALLL on loan-related commitments (1)	10	(36)
Loans charged-off	(6,165)	(6,264)
Recoveries	355	343

Ending balance	$9,758	$7,090

(1)	Reclassified from (to) accrued interest payable and other liabilities in the consolidated balance sheet.

29.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 4 – LOANS (continued)

The following table presents the balance in the ALLL and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2011:

		Real Estate			Consumer
	Commercial	Single-family	Multi-family	Commercial	Home equity lines of credit	Other	Total
ALLL:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$624	$—	$11	$262	$—	$—	$897
Collectively evaluated for impairment	1,657	207	1,459	1,601	272	17	5,213

Total ending allowance balance	$2,281	$207	$1,470	$1,863	$272	$17	$6,110

Loans:
Individually evaluated for impairment	$821	$—	$5,090	$6,085	$135	$—	$12,131
Collectively evaluated for impairment	25,173	18,214	22,073	63,672	14,786	1,221	145,139

Total ending loan balance	$25,994	$18,214	$27,163	$69,757	$14,921	$1,221	$157,270

The following table presents the balance in the ALLL and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2010:

		Real Estate				Consumer
	Commercial	Single-family	Multi-family	Commercial	Construction	Home equity lines of credit	Other	Total
ALLL:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$332	$—	$1,296	$1,276	$—	$—	$—	$2,904
Collectively evaluated for impairment	1,547	241	1,224	3,443	74	303	22	6,854

Total ending allowance balance	$1,879	$241	$2,520	$4,719	$74	$303	$22	$9,758

Loans:
Individually evaluated for impairment	$2,223	$142	$3,985	$4,250	$—	$138	$—	$10,738
Collectively evaluated for impairment	35,971	23,131	31,323	76,475	4,919	16,178	1,790	189,787

Total ending loan balance	$38,194	$23,273	$35,308	$80,725	$4,919	$16,316	$1,790	$200,525

30.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 4 – LOANS (continued)

The following table presents loans individually evaluated for impairment by class of loans as of and for the year ended December 31, 2011. The unpaid principal balance is the contractual principal balance outstanding. The recorded investment is the unpaid principal balance adjusted for partial charge-offs, purchase premiums and discounts, deferred loan fees and costs and includes accrued interest. There was no cash-basis interest income recognized during the year ended December 31, 2011.

	Unpaid Principal Balance	Recorded Investment	ALLL Allocated	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial	$573	$47	$—	$1,171	$—
Real estate:
Single-family residential	—	—	—	23	—
Multi-family residential	6,742	4,996	—	3,396	—
Commercial:
Non-owner occupied	2,171	1,755	—	1,446	—
Owner occupied	876	446	—	1,017	—
Land	—	—	—	—	—
Consumer:
Home equity lines of credit:
Originated for portfolio	135	135	—	136	—

Total with no allowance recorded	10,503	6,379	—	7,189	—

With an allowance recorded:
Commercial	796	774	624	428	30
Real estate:
Multi-family residential	94	94	11	48	3
Commercial:
Non-owner occupied	2,823	2,823	210	1,322	85
Owner occupied	411	411	20	211	43
Land	766	650	32	681	42

Total with an allowance recorded	4,890	4,752	897	2,690	203

Total	$15,393	$12,131	$897	$9,879	$203

31.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 4 – LOANS (continued)

The following table presents loans individually evaluated for impairment by class of loans as of December 31, 2010:

	Unpaid Principal Balance	Recorded Investment	ALLL Allocated
With no related allowance recorded:
Commercial	$937	$587	$—
Real estate:
Single-family residential	461	142	—
Commercial:
Owner occupied	78	78	—
Land	695	700	—
Consumer:
Home equity lines of credit:
Originated for portfolio	138	138	—

Total with no allowance recorded	2,309	1,645	—

With an allowance recorded:
Commercial	2,035	1,636	332
Real estate:
Multi-family residential	3,996	3,985	1,296
Commercial:
Non-owner occupied	2,551	2,419	1,244
Owner occupied	1,055	1,053	32

Total with an allowance recorded	9,637	9,093	2,904

Total	$11,946	$10,738	$2,904

	2010	2009
Average of individually impaired loans during the year	$11,722	$7,341
Interest income recognized during impairment	41	—

There was no cash basis interest income recognized during the years ended December 31, 2010 or 2009.

32.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 4 – LOANS (continued)

The following table presents the recorded investment in nonaccrual loans by class of loans as of December 31, 2011 and 2010:

	2011	2010
Nonaccrual loans:
Commercial	$47	$2,084
Real estate:
Single-family residential	736	266
Multi-family residential	4,996	3,986
Commercial:
Non-owner occupied	1,910	2,419
Owner occupied	446	1,131
Consumer:
Home equity lines of credit:
Originated for portfolio	157	161
Purchased for portfolio	9	—
Other consumer	—	10

Total nonaccrual and nonperforming loans	$8,301	$10,057

Nonaccrual loans include both smaller balance single-family mortgage and consumer loans that are collectively evaluated for impairment and individually classified impaired loans. There were no loans 90 days or more past due and still accruing interest at December 31, 2011 or 2010.

33.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 4 – LOANS (continued)

The following table presents the aging of the recorded investment in past due loans by class of loans as of December 31, 2011:

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Loans Not Past Due	Nonaccrual Loans Not > 90 days Past Due
Commercial	$103	$—	$—	$103	$25,891	$47
Real estate:
Single-family residential	714	474	491	1,679	16,535	245
Multi-family residential	—	—	3,065	3,065	24,098	1,931
Commercial:
Non-owner occupied	173	275	68	516	35,899	1,842
Owner occupied	—	—	—	—	27,900	446
Land	—	—	—	—	5,442	—
Consumer:
Home equity lines of credit:
Originated for portfolio	22	—	135	157	12,126	22
Purchased for portfolio	—	—	9	9	2,629	—
Other	—	30	—	30	1,191	—

Total	$1,012	$779	$3,768	$5,559	$151,711	$4,533

The following table presents the aging of the recorded investment in past due loans by class of loans as of December 31, 2010:

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Loans Not Past Due	Nonaccrual Loans Not > 90 days Past Due
Commercial	$449	$—	$—	$449	$37,745	$2,084
Real estate:
Single-family residential	1,104	444	266	1,814	21,459	—
Multi-family residential	—	—	1,242	1,242	34,066	2,744
Commercial:
Non-owner occupied	1,188	—	2,419	3,607	36,687	—
Owner occupied	—	—	1,053	1,053	33,516	78
Land	—	—	—	—	5,862	—
Construction	—	—	—	—	4,919	—
Consumer:
Home equity lines of credit:
Originated for portfolio	1	54	—	55	12,850	161
Purchased for portfolio	—	—	—	—	3,411	—
Other	23	41	—	64	1,726	10

Total	$2,765	$539	$4,980	$8,284	$192,241	$5,077

34.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 4 – LOANS (continued)

TDRs:

The Company has allocated $897 and $714 of specific reserves to loans whose terms have been modified in TDRs as of December 31, 2011 and 2010. The Company has not committed to lend additional amounts as of December 31, 2011 or 2010 to customers with outstanding loans that are classified as TDRs.

During the year ended December 31, 2011, the terms of certain loans were modified as TDRs, where concessions had been granted to borrowers experiencing financial difficulties. The modification of the terms of such loans may have included one or a combination of the following: a reduction of the stated interest rate of the loan; an increase in the stated rate of interest lower than the current market rate for new debt with similar risk; an extension of the maturity date; or a change in the payment terms.

Modifications involving a reduction of the stated interest rate of the loan were for periods ranging from 1 to 7 years. Modifications involving an extension of the maturity date were for periods ranging from 2 months to 10 years.

The following table presents loans modified as TDRs by class of loans during the year ended December 31, 2011:

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
TDR’s:
Commercial	4	$1,127	$1,105

Real estate:
Multi-family residential	2	2,507	2,051
Commercial:
Non-owner occupied	5	2,710	2,710
Owner occupied	3	1,355	1,355
Land	7	655	655

Total	21	$8,354	$7,876

The TDRs described above increased the allowance for loan losses by $897 and resulted in charge-offs of $699 during the year ended December 31, 2011.

There was one commercial loan with a total recorded investment of $47 at December 31, 2011 which had been modified as a TDR in May 2011 for which there was a payment default within twelve months following the modification during the year ended December 31, 2011. A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms, at which time the loan is re-evaluated to determine whether an impairment loss should be recognized, either through a write-off or specific valuation allowance, so that the loan is reported, net, at the present value of estimated future cash flows, or at the fair value of collateral, less cost to sell, if repayment is expected solely from the collateral. The TDR that subsequently defaulted resulted in a charge-off of $126 during the year ended December 31, 2011.

35.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 4 – LOANS (continued)

The terms of certain other loans were modified during the year ended December 31, 2011 that did not meet the definition of a TDR. These loans had a total recorded investment of $17,498 as of December 31, 2011. The modification of these loans involved either a modification of the terms of a loan to borrowers who were not experiencing financial difficulties, a delay in a payment that was considered to be insignificant or there were no concessions granted.

In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Company’s internal underwriting policy.

Certain loans which were modified during the year ended December 31, 2011 did not meet the definition of a TDR as the modification was a delay in a payment that was considered to be insignificant. These modifications involved delays in payment ranging from 15 days to 6 months.

Nonaccrual loans include loans that were modified and identified as TDRs and the loans are not performing. At December 31, 2011 and 2010, nonaccrual troubled debt restructurings were as follows:

	2011	2010
Commercial	$47	$1,597
Real estate:
Single-family residential	—	142
Multi-family residential	2,527	2,744
Commercial:
Owner occupied	446	—

Total	$3,020	$4,483

Nonaccrual loans at December 31, 2011 and 2010 do not include $4,597 and $839, respectively, in troubled debt restructurings where customers have established a sustained period of repayment performance, loans are current according to their modified terms and repayment of the remaining contractual payments is expected. These loans are included in total impaired loans.

36.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 4 – LOANS (continued)

Credit Quality Indicators:

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt, such as current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. Management analyzes loans individually by classifying the loans as to credit risk. This analysis includes commercial, commercial real estate and multi-family residential real estate loans. Internal loan reviews for these loan types are performed at least annually, and more often for loans with higher credit risk. Adjustment to loan risk ratings are based on the reviews and at any time information is received that may affect risk ratings. The following definitions are used for risk ratings:

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

37.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 4 – LOANS (continued)

Loans not meeting the criteria to be classified into one of the above categories are considered to be not rated or pass-rated loans. Loans listed as not rated are included in groups of homogeneous loans. Past due information is the primary credit indicator for groups of homogenous loans. Loans listed as pass-rated loans are loans that are subject to internal loan reviews and are determined not to meet the criteria required to be classified as special mention, substandard, doubtful or loss. The recorded investment in loans by risk category and by class of loans as of December 31, 2011 and based on the most recent analysis performed follows.

	Not Rated	Pass	Special Mention	Substandard	Doubtful	Total
Commercial	$432	$19,591	$2,062	$3,909	$—	$25,994
Real estate:
Single-family residential	17,478	—	—	736	—	18,214
Multi-family residential	—	15,395	4,539	6,822	407	27,163
Commercial:
Non-owner occupied	365	22,159	5,717	8,176	—	36,417
Owner occupied	—	22,526	3,474	1,898	—	27,898
Land	954	1,123	—	3,365	—	5,442
Consumer:
Home equity lines of credit:
Originated for portfolio	12,126	—	—	157	—	12,283
Purchased for portfolio	2,182	—	447	9	—	2,638
Other	1,221	—	—	—	—	1,221

	$34,758	$80,794	$16,239	$25,072	$407	$157,270

38.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 4 – LOANS (continued)

The recorded investment in loans by risk category and class of loans as of December 31, 2010 follows: There were no loans rated doubtful at December 31, 2010.

	Special Mention	Special Mention	Special Mention	Special Mention	Special Mention
	Not Rated	Pass	Special Mention	Substandard	Total
Commercial	$473	$26,102	$6,281	$5,338	$38,194

Real Estate:
Single-family residential	23,007	—	—	266	23,273
Multi-family residential	—	21,021	4,529	9,758	35,308
Commercial:
Non-owner occupied	91	27,412	4,247	8,544	40,294
Owner occupied	499	27,253	5,090	1,727	34,569
Land	1,089	1,985	—	2,788	5,862
Construction	—	4,919	—	—	4,919

Consumer:
Home equity lines of credit:
Originated for portfolio	12,744	—	—	161	12,905
Purchased for portfolio	2,572	—	839	—	3,411
Other	1,780	—	—	10	1,790

	$42,255	$108,692	$20,986	$28,592	$200,525

39.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 5 – FORECLOSED ASSETS

Foreclosed assets at year-end were as follows:

	$2,370	$2,370
	2011	2010
Commercial	$—	$1,000
Commercial real estate	3,509	3,509

Subtotal	3,509	4,509
Valuation allowance	(1,139)	—

Total	$2,370	$4,509

Activity in the valuation allowance was as follows:

$1,139
2011
Beginning of year	$—
Additions charged to expense	1,139
Direct write-downs	—

End of year	$1,139

There was no valuation allowance on foreclosed assets in 2010 or 2009.

Expenses related to foreclosed assets include:

	$1,187	$1,187	$1,187
	2011	2010	2009
Net loss (gain) on sales	$(7)	$—	$(1)
Provision for unrealized losses	1,139	—	—
Operating expenses, net of rental income	55	4	—

	$1,187	$4	$(1)

Foreclosed assets at December 31, 2011 and December 31, 2010 included three commercial real estate properties, while foreclosed assets at December 31, 2010 also included inventory related to a commercial loan. During the year ended December 31, 2011, a $1,139 valuation allowance was established on one of the commercial real estate properties, undeveloped commercial real estate located in Columbus, Ohio, due to a decline in real estate values. A $1,139 charge resulted from this valuation allowance and is included in foreclosed assets expense in the consolidated statement of operations.

40.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 6 - FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate the fair value of each type of asset and liability:

Securities available for sale: The fair value of securities available for sale is determined using pricing models that vary based on asset class and include available trade, bid and other market information or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2).

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

41.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 6 - FAIR VALUE (continued)

Foreclosed assets: Nonrecurring adjustments to certain commercial real estate properties classified as foreclosed assets are measured at fair value, less costs to sell. Fair values are based on recent real estate appraisals. These appraisals may use a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Assets and liabilities measured at fair value on a recurring basis, including financial assets and liabilities for which the Company has elected the fair value option, are summarized below:

Fair Value Measurements at December 31, 2011 Using Significant Other Observable Inputs (Level 2)
Financial Assets:
Securities available for sale:
Issued by U.S. government-sponsored entities and agencies:
Mortgage-backed securities - residential	$1,673
Collateralized mortgage obligations	16,843

Total securities available for sale	$18,516

Loans held for sale	$1,210

Yield maintenance provisions (embedded derivatives)	$999

Interest rate lock commitments	$39

Financial Liabilities:
Interest-rate swaps	$999

42.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 6 - FAIR VALUE (continued)

Fair Value Measurements at December 31, 2010 Using Significant Other Observable Inputs (Level 2)
Financial Assets:
Securities available for sale:
Issued by U.S. government-sponsored entities and agencies:
Mortgage-backed securities - residential	$2,107
Collateralized mortgage obligations	26,691

Total securities available for sale	$28,798

Loans held for sale	$1,953

Yield maintenance provisions (embedded derivatives)	$686

Interest rate lock commitments	$41

Financial Liabilities:
Interest-rate swaps	$686

The Company had no assets or liabilities measured at fair value on a recurring basis that were measured using Level 1 or Level 3 inputs at December 31, 2011 or 2010.

43.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 6 - FAIR VALUE (continued)

Assets measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements at December 31, 2011 Using
	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Loan servicing rights	$9

Impaired loans:
Commercial		$108
Real Estate:
Multi-family residential		3,065
Commercial:
Non-owner occupied		2,887
Owner occupied		516
Land		233

Total impaired loans		$6,809

Foreclosed assets
Land		$1,209

	Fair Value Measurements at December 31, 2010 Using
	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Loan servicing rights	$17

Impaired loans:
Commercial		1,591
Real Estate:
Single-family residential		142
Multi-family residential		2,690
Commercial:
Non-owner occupied		1,176
Owner occupied		1,020

Total impaired loans		$6,619

The Company had no assets or liabilities measured at fair value on a non-recurring basis that were measured using Level 1 inputs at December 31, 2011 or 2010.

44.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 6 - FAIR VALUE (continued)

Impaired loan servicing rights, which are carried at fair value, were carried at $9, which was made up of the amortized cost of $11, net of a valuation allowance of $2 at December 31, 2011. At December 31, 2010, impaired loan servicing rights were carried at $17, which was made up of the amortized cost of $22, net of a valuation allowance of $5. There was a $3 increase in earnings with respect to servicing rights for the year ended December 31, 2011, and a $1 charge to earnings with respect to servicing rights for the year ended December 31, 2010.

Impaired loans carried at the fair value of the collateral for collateral dependent loans, had an unpaid principal balance of $10,069, with no valuation allowance, resulting in a $2,898 reduction in the valuation allowance for the year ended December 31, 2011. Impaired collateral dependent loans were written down to the fair value of collateral in 2011 and there were no specific valuation allowances on these loans at December 31, 2011. The amount of charge-offs on these loans totaled $2,638 in 2011. Impaired loans carried at the fair value of collateral had an unpaid principal balance of $10,693 with a valuation allowance of $2,898 at December 31, 2010, resulting in an $865 additional provision for loan losses for the year ended December 31, 2010.

Foreclosed assets which are carried at fair value less costs to sell were carried at $1,209, which was made up of the outstanding balance of $2,348, net of a valuation allowance of $1,139 at December 31, 2011, resulting in a charge of $1,139 for the year ended December 31, 2011. There was no charge against earnings for the year ended December 31, 2010. There were no foreclosed assets measured at fair value for the year ended December 31, 2010.

During the year ended December 31, 2011, the Company did not have any significant transfers of assets or liabilities between those measured using Level 1 or 2 inputs. The Company recognizes transfers of assets and liabilities between Level 1 and 2 inputs based on the information relating to those assets and liabilities at the end of the reporting period.

45.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 6 - FAIR VALUE (continued)

Carrying amount and estimated fair values of financial instruments at year-end were as follows:

	2011		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$61,436	$61,436	$34,275	$34,275
Interest-bearing deposits in other financial institutions	1,984	1,984	—	—
Securities available for sale	18,516	18,516	28,798	28,798
Loans held for sale	1,210	1,210	1,953	1,953
Loans, net	151,160	155,159	190,767	194,970
FHLB stock	1,942	n/a	1,942	n/a
Accrued interest receivable	92	92	119	119
Yield maintenance provisions (embedded derivatives)	999	999	686	686
Interest rate lock commitments	39	39	41	41

Financial liabilities
Deposits	$(217,049)	$(219,235)	$(227,381)	$(228,859)
FHLB advances	(15,742)	(16,327)	(23,942)	(24,656)
Subordinated debentures	(5,155)	(2,810)	(5,155)	(2,653)
Accrued interest payable	(300)	(300)	(191)	(191)
Interest-rate swaps	(999)	(999)	(686)	(686)

The methods and assumptions used to estimate fair value are described as follows.

Carrying amount is the estimated fair value for cash and cash equivalents, interest bearing deposits in other financial institutions, short-term borrowings, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. The methods for determining the fair values for securities and loans held for sale were described previously. For fixed rate loans or deposits and for variable rate loans with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of FHLB advances are based on current rates for similar financing. Fair value of subordinated debentures is based on discounted cash flows using current market rates for similar debt. It was not practicable to determine the fair value of FHLB stock due to restrictions placed on its transferability. The method for determining the fair values for derivatives (interest-rate swaps, yield maintenance provisions and interest rate lock commitments) was described previously. The fair value of off-balance-sheet items is not considered material.

46.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 7 - LOAN SERVICING

Mortgage loans serviced for others are not reported as assets. The principal balances of these loans at year-end were as follows:

	2011	2010
Mortgage loans serviced for Freddie Mac	$13,086	$15,633

Custodial escrow balances maintained in connection with serviced loans were $219 and $242 at year-end 2011 and 2010.

Activity for mortgage servicing rights and the related valuation allowance follows:

	2011	2010	2009
Servicing rights, net of valuation allowance:
Beginning of year	$57	$88	$112
Additions	—	1	5
Amortized to expense	(23)	(31)	(33)
Change in valuation allowance	3	(1)	4

End of year	37	57	88

Valuation allowance:
Beginning of year	$5	$4	$8
Additions expensed	—	1	—
Reductions credited to operations	(3)	—	(4)

End of year	$2	$5	$4

The fair value of capitalized mortgage servicing rights was $66 and $86 at year-end 2011 and 2010, respectively. Fair value at year-end 2011 was determined using a 9% discount rate and prepayments speeds ranging from 18.4% to 34.5% depending on the stratification of the specific right. Fair value at year-end 2010 was determined using a 9% discount rate and prepayments speeds ranging from 13.1% to 42.0% depending on the stratification of the specific right.

The weighted average amortization period is 3.0 years.

47.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 8 – PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2011	2010
Land and land improvements	$1,679	$1,846
Buildings	5,776	5,790
Furniture, fixtures and equipment	2,867	3,048

	10,322	10,684
Less: accumulated depreciation	(4,788)	(4,668)

	$5,534	$6,016

The decrease in land and land improvements for the year ended December 31, 2011 was due to $167 transferred to assets held for sale related to a parcel of land adjacent to the Company’s Fairlawn office that is currently offered for sale.

CFBank leases certain office properties. Rent expense was $4, $8, and $212 for 2011, 2010 and 2009.

In May 2010, CFBank entered into a 5 year operating lease for a mortgage loan production office in Green, Ohio, which was cancellable after 1 year. This lease was cancelled in April 2011. Monthly payments on this lease were $1 through April 2011. Total rent expense under this operating lease was $4 and $8 in 2011 and 2010.

The Holding Company was a one-third owner of Smith Ghent LLC, an Ohio limited liability company that owns and manages the office building at 2923 Smith Road, Fairlawn, Ohio 44333, where the Holding Company’s and CFBank’s headquarters are located. In October 2009, the Holding Company purchased the remaining two-thirds interest, making Smith Ghent LLC a wholly owned subsidiary of the Holding Company. CFBank entered into a 10 year operating lease with Smith Ghent LLC in March 2004 that provided for monthly payments of $11, increasing 2% annually for the life of the lease through March 2014. During 2008, the lease was amended for additional office space and provided for additional monthly payments of $3 through June 30, 2009, at which time the monthly payment continued on a month-to-month basis. Since the purchase of the remaining two-thirds interest in Smith Ghent LLC, both rent expense paid by CFBank and rental income to Smith Ghent LLC are eliminated in consolidation. Total rent expense under this operating lease, as amended, and common area maintenance costs was $212 in 2009.

48.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 9 – DEPOSITS

Time deposits of $100 or more were $98,934 and $86,106 at year-end 2011 and 2010.

Scheduled maturities of time deposits for the next five years were as follows:

2012	$54,912
2013	32,315
2014	25,654
2015	20,393
2016	1,687

Total	$134,961

Time deposits included $53,925 and $68,013 in brokered deposits at year-end 2011 and 2010. See Note 2 – Going Concern Considerations and Management’s Plans for a description of regulatory restrictions on accepting or renewing brokered deposits.

49.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 10 – FEDERAL HOME LOAN BANK ADVANCES

At year end, long-term advances from the FHLB were as follows:

	Rate	2011	2010
Fixed-rate advances:
Maturing:
March 2011	1.90%	$—	$2,200
April 2011	2.88%	—	3,000
July 2011	3.85%	—	3,000
April 2012	2.30%	5,000	5,000
June 2012	2.05%	742	742
January 2014	3.12%	5,000	5,000
May 2014	3.06%	5,000	5,000

Total		$15,742	$23,942

Each advance is payable at its maturity date, with a prepayment penalty for fixed-rate advances.

The advances were collateralized as follows:

	2011	2010
Single-family mortgage loans	$11,141	$14,922
Multi-family mortgage loans	4,222	10,670
Commercial real estate loans	3,384	1,985
Securities	9,336	10,657
Cash	800	800

Total	$28,883	$39,034

Based on the collateral pledged to FHLB and CFBank’s holdings of FHLB stock, CFBank was eligible to borrow up to a total of $20,222 from the FHLB at year-end 2011. The decrease in multi-family mortgage loans pledged to FHLB was due to the credit quality of certain loans previously pledged which did not continue to meet eligibility requirements, as well as principal repayments and payoffs. In May 2011, CFBank was notified by the FHLB that, due to regulatory considerations, CFBank was only eligible for future advances with a maximum maturity of one year. In November 2011, CFBank was notified by the FHLB that the maximum maturity for future advances was further reduced to 180 days.

Payments over the next five years are as follows:

2012	$5,742
2013	—
2014	10,000

Total	$15,742

50.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 11 – OTHER BORROWINGS

At year-end 2011 and 2010, there were no outstanding borrowings with the FRB. Assets pledged as collateral with the FRB were as follows:

	2011	2010
Commercial loans	$6,559	$13,131
Commercial real estate loans	21,007	26,214

	$27,566	39,345

Based on this collateral, CFBank was eligible to borrow up to $14,764 from the FRB at year-end 2011. The decrease in the pledged loan balances at December 31, 2011 was due to the credit quality of certain loans previously pledged which did not continue to meet eligibility requirements, as well as principal repayments and payoffs. In April 2011, CFBank was notified by the FRB that, due to regulatory considerations, it was no longer eligible for borrowings under the FRB’s Primary Credit Program, but was only eligible to borrow under the FRB’s Secondary Credit Program. Under the FRB’s Primary Credit Program, CFBank had access to short-term funds at any time, for any reason based on the collateral pledged. Under the Secondary Credit Program, which involves a higher level of administration, each borrowing request must be individually underwritten and approved by the FRB, CFBank’s collateral is automatically reduced by 10% and the cost of borrowings is 50 bp higher.

CFBank had a $1.0 million line of credit with one commercial bank at December 31, 2011. There was no outstanding balance on this line of credit. Interest on this line accrues daily and is variable based on the commercial bank’s cost of funds and current market returns. CFBank had an unused $3.0 million line of credit with another commercial bank at December 31, 2010, which was terminated by the commercial bank in March 2011 as a result of the credit performance of CFBank’s loan portfolio and its effect on CFBank’s financial performance.

	2011	2010	2009
Commercial bank lines of credit
Average daily balance during the year	$—	$—	$—
Average interest rate during the year	1.44%	3.25%	1.67%
Maximum month-end balance during the year	$—	$—	$—
Weighted average interest rate at year-end	0.38%	3.25%	2.00%

51.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 12 – SUBORDINATED DEBENTURES

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

The Company’s Board of Directors elected to defer interest payments beginning with the quarterly interest payment due on December 30, 2010 in order to preserve cash at the Holding Company. Cumulative deferred interest payments totaled $210,000 at December 31, 2011 and $40,000 at December 31, 2010.

The subordinated debentures have a variable rate of interest, reset quarterly, equal to the three-month London Interbank Offered Rate plus 2.85%, which was 3.43% at year-end 2011 and 3.15% at year-end 2010.

Pursuant to the Holding Company Order, as defined in Note 2 – Going Concern Considerations and Management’s Plans, the Holding Company may not, directly or indirectly, incur, issue, renew, rollover, or pay interest or principal on any debt (including the subordinated debentures) or commit to do so, increase any current lines of credit, or guarantee the debt of any entity, without prior written notice to and written non-objection from the FED.

52.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 13 – BENEFIT PLANS

Multi-employer pension plan: CFBank participates in a multi-employer contributory trusteed pension plan. The retirement benefits to be provided by the plan were frozen as of June 30, 2003 and future employee participation in the plan was stopped. The plan was maintained for all eligible employees and the benefits were funded as accrued. The cost of funding was charged directly to operations.

The unfunded liability at June 30, 2011 totaled $277 and at June 30, 2010 was $242. CFBank’s contributions for the plan year ending June 30, 2012, and the plan years ended June 30, 2011 and June 30, 2010, totaled $91, $60 and $120. Contributions to the plan may vary from period to period due to the change in the plan’s unfunded liability. The unfunded liability is primarily related to the change in plan assets and the change in plan liability from one year to the next. The change in plan assets is based on contributions deposited, benefits paid and the actual rate of return earned on those assets. The change in plan liability is based on demographic changes and changes in the interest rates used to determine plan liability. In the event the actual rate of return earned on plan assets decline, the value of the plan assets will decline. In the event the interest rates used to determine plan liability decrease, plan liability will increase. The combined effect of each change determines the change in the unfunded liability and the change in the employer contributions.

CFBank participates in the Pentegra Defined Benefit Plan for Financial Institutions (the Pentegra DB Plan), a tax-qualified defined-benefit pension plan. The Pentegra DB Plan’s Employer Identification Number is 13-5645888 and the Plan Number is 333. The Pentegra DB Plan operates as a multi-employer plan for accounting purposes and as a multiple-employer plan under the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. There are no collective bargaining agreements in place that require contributions to the Pentegra DB Plan. The Pentegra DB Plan is not subject to a funding improvement plan or a rehabilitation plan requirement.

The Pentegra DB Plan is a single plan under Internal Revenue Code Section 413(c) and, as a result, all of the assets stand behind all of the liabilities. Accordingly, under the Pentegra DB Plan contributions made by a participating employer may be used to provide benefits to participants of other participating employers.

Funded status (market value of plan assets divided by funding target) based on valuation reports as of July 1, 2011 and 2010 was 80.00% and 81.14%, respectively.

Total contributions made to the Pentegra DB Plan, as reported on Form 5500, totaled $203,582 and $133,930 for the plan years ended June 30, 2010 and June 30, 2009, respectively. CFBank’s contributions to the Pentegra DB Plan were not more than 5% of the total contributions to the Pentegra DB Plan.

401(k) Plan: A 401(k) plan allows employee contributions up to the maximum amount allowable under federal tax regulations, which are currently matched in an amount equal to 25% of the first 8% of the compensation contributed. Expense for 2011, 2010 and 2009 was $20, $39 and $40.

53.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 13 – BENEFIT PLANS (continued)

Salary Continuation Agreement: In 2004, CFBank initiated a nonqualified salary continuation agreement for the former Chairman Emeritus. Benefits provided under the plan are unfunded, and payments are made by CFBank. Under the plan, CFBank pays him, or his beneficiary, a benefit of $25 annually for 20 years, beginning 6 months after his retirement date, which was February 28, 2008. The expense related to this plan totaled $16, $17 and $17 in 2011, 2010 and 2009. The accrual is included in accrued interest payable and other liabilities in the consolidated balance sheets and totaled $251 at year-end 2011 and $259 at year-end 2010.

Life Insurance Benefits: CFBank entered into agreements with certain employees, former employees and directors to provide life insurance benefits which are funded through life insurance policies purchased and owned by CFBank. The expense related to these benefits totaled $10, $7 and $6 in 2011, 2010 and 2009. The accrual for CFBank’s obligation under these agreements is included in accrued interest payable and other liabilities in the consolidated balance sheets and totaled $189 at year-end 2011 and $179 at year-end 2010.

54.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 14 - INCOME TAXES

Income tax expense was as follows:

	2011	2010	2009
Current federal	$—	$198	$(201)
Deferred federal	—	—	1,778

Total	$—	$198	$1,577

Effective tax rates differ from the federal statutory rate of 34% applied to loss before income taxes due to the following:

	2011	2010	2009
Federal statutory rate times financial statement loss	$(1,845)	$(2,269)	$(2,827)
Effect of:
Bank owned life insurance income	(44)	(43)	(43)
Increase in deferred tax valuation allowance	1,876	2,276	4,312
Other	13	234	135

	$—	$198	$1,577

Effective tax rate	0.0%	-3.0%	-19.0%

55.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 14 - INCOME TAXES (continued)

Year-end deferred tax assets and liabilities were due to the following:

	2011	2010
Deferred tax assets:
Allowance for loan losses	$1,775	$2,339
Deferred loan fees	10	42
Post-retirement death benefits	64	61
Deferred compensation	85	88
Nonaccrual interest	80	76
Other real estate owned loss reserves	394	3
Tax mark-to-market adjustments on securities available for sale	131	228
Net operating loss carryforward	6,628	4,503
Other	120	79

	9,287	7,419
Deferred tax liabilities:
FHLB stock dividend	366	366
Mortgage servicing rights	12	19
Prepaid expenses	46	47
Unrealized gain on securities available for sale	131	228
Other	103	99

	658	759

Net deferred tax asset before valuation allowance	8,629	6,660
Deferred tax valuation allowance	(8,629)	(6,660)

Net deferred tax asset	$—	$—

Realization of deferred tax assets associated with the net operating loss carryforwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance to reflect management’s estimate of the temporary deductible differences that may expire prior to their utilization has been recorded at year-end 2011 and 2010, which reduced the carrying amount of the net deferred tax asset to zero in both years.

At year-end 2011, the Company had net operating loss carryforwards of approximately $19,495, which expire at various dates from 2024 to 2031.

Federal income tax laws provided additional bad debt deductions through 1987, totaling $2,250. Accounting standards do not require a deferred tax liability to be recorded on this amount, which otherwise would total $765 at year-end 2011. If CFBank were liquidated or otherwise ceases to be a bank or if tax laws were to change, this amount would be expensed.

At December 31, 2011 and 2010, the Company had no unrecognized tax benefits recorded. The Company does not expect the amount of unrecognized tax benefits to significantly change within the next twelve months.

56.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 14 - INCOME TAXES (continued)

The Company is subject to U.S. federal income tax and is no longer subject to federal examination for years prior to 2008.

NOTE 15 – RELATED-PARTY TRANSACTIONS

Loans to principal officers, directors and their affiliates during 2011 were as follows:

Beginning balance	$1,797
New loans	585
Repayments	(1,228)

Ending balance	$1,154

Deposits from principal officers, directors, and their affiliates at year-end 2011 and 2010 were $1,105 and $863.

NOTE 16 – STOCK-BASED COMPENSATION

The Company has three stock-based compensation plans (the Plans) as described below. Total compensation cost that has been charged against income for the Plans was $40, $6, and $81 for 2011, 2010 and 2009, respectively. The total income tax benefit was $8, $2, and $19, respectively.

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

57.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 16 – STOCK-BASED COMPENSATION (continued)

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

The fair value of options granted was determined using the following weighted-average assumptions as of grant date.

	2011	2010	2009
Risk-free interest rate	2.98%	2.62%	1.64%
Expected term (years)	7	7	7
Expected stock price volatility	46%	46%	27%
Dividend yield	1.41%	3.77%	3.63%

58.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 16 – STOCK-BASED COMPENSATION (continued)

A summary of stock option activity in the Plans for 2011 follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Intrinsic Value
Outstanding at beginning of year	269,776	$6.04
Granted	6,300	1.70
Exercised	(400)	0.63
Expired	—	—
Cancelled or forfeited	(59,196)	9.50

Outstanding at end of year	216,480	$4.97	6.4	$—

Expected to vest	62,000	$1.02	8.8	$—

Exercisable at end of period	154,480	$6.56	5.4	$—

During the year ended December 31, 2011, there were 59,196 stock options canceled or forfeited. Expense associated with unvested forfeited shares is reversed.

Information related to the stock option Plans during each year follows. There were no options exercised in 2010 or 2009.

	2011	2010	2009
Intrinsic value of options exercised	$—	$—	$—
Cash received from option exercises	—	—	—
Tax benefit realized from option exercises	—	—	—
Weighted average fair value of options granted	$0.75	$0.31	$0.49

As of December 31, 2011, there was $9 of total unrecognized compensation cost related to nonvested stock options granted under the Plans. The cost is expected to be recognized over a weighted-average period of 1.4 years. Substantially all of the 62,000 nonvested stock options at December 31, 2010 are expected to vest.

59.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 16 – STOCK-BASED COMPENSATION (continued)

Restricted Stock Awards

The Plans permit the grant of restricted stock awards to directors, officers and employees. Compensation is recognized over the vesting period of the awards based on the fair value of the stock at grant date. The fair value of the stock was determined using the closing share price on the date of grant and shares generally have vesting periods of one to three years. There were 1,158,058 shares available to be issued under the Plans at December 31, 2011. There were no shares issued in 2011 or 2009. There were 36,000 shares issued in 2010.

A summary of changes in the Company’s nonvested restricted shares for the year follows:

Nonvested Shares	Shares	Weighted Average Grant- Date Fair Value
Nonvested at January 1, 2011	38,418	$1.54
Granted	—	—
Vested	(14,418)	1.82
Forfeited	—	—

Nonvested at December 31, 2011	24,000	$1.38

As of December 31, 2011, there was $13 of total unrecognized compensation cost related to nonvested shares granted under the Plans. The cost is expected to be recognized over a weighted-average period of 1.2 years. The total fair value of shares vested during the years ended December 31, 2011, 2010 and 2009 was $14, $24 and $56, respectively.

60.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 17 – PREFERRED STOCK

On December 5, 2008, in connection with the TARP Capital Purchase Program, the Company issued to the U.S. Treasury 7,225 shares of Preferred Stock, for $7,225. The Preferred Stock initially pays quarterly dividends at a five percent annual rate, which increases to nine percent after February 14, 2014, on a liquidation preference of $1 per share.

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

The Company’s Board of Directors elected to defer dividend payments on the Preferred Stock beginning with the dividend payable on November 15, 2010 in order to preserve cash at the Holding Company. At December 31, 2011, five quarterly dividend payments had been deferred. Cumulative deferred dividend payments totaled $466,000 at December 31, 2011 and $90,000 at December 31, 2010. Although deferred, the dividends have been accrued with an offsetting charge to accumulated deficit.

As required under the TARP Capital Purchase Program in connection with the sale of the Preferred Stock to the U.S. Treasury, dividend payments on, and repurchases of, the Company’s outstanding preferred and common stock are subject to certain restrictions. For as long as any Preferred Stock is outstanding, no dividends may be declared or paid on the Company’s outstanding common stock until all accrued and unpaid dividends on Preferred Stock are fully paid. In addition, the U.S. Treasury’s consent was required on any increase in quarterly dividends declared on shares of common stock in excess of $.05 per share before December 5, 2011, the third anniversary of the issuance of the Preferred Stock, unless the Preferred Stock was redeemed by the Company or transferred in whole by the U.S. Treasury. Further, the U.S. Treasury’s consent was required for any repurchase of any equity securities or trust preferred securities, except for repurchases of Preferred Stock or repurchases of common shares in connection with benefit plans consistent with past practice, before December 5, 2011, the third anniversary of the issuance of the Preferred Stock, unless redeemed by the Company or transferred in whole by the U.S. Treasury. The Company did not seek to declare quarterly dividends in excess of $.05 per share or repurchase any equity securities or trust preferred securities before December 5, 2011.

As a recipient of funding under the TARP Capital Purchase Program, the Company must comply with the executive compensation and corporate governance standards imposed by the American Recovery and Reinvestment Act of 2009 (ARRA) for as long as the U.S. Treasury holds the above securities. The Company believes it is in full compliance with the executive compensation and corporate governance standards imposed by ARRA.

61.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 17 – PREFERRED STOCK (continued)

Pursuant to the Holding Company Order, as defined in Note 2 – Going Concern Considerations and Management’s Plans, the Holding Company may not declare, make, or pay any cash dividends (including dividends on the Preferred Stock, or the Holding Company’s common stock) or other capital distributions or purchase, repurchase or redeem or commit to purchase, repurchase, or redeem any Holding Company equity stock without the prior written non-objection of the FED.

The Holding Company has not declared, made, or paid any cash dividends (including dividends on the Preferred Stock, or the Holding Company’s common stock) or other capital distributions or purchased, repurchased or redeemed any Holding Company equity stock since entering into the Holding Company Order.

Following is information on Preferred Stock and the discount on Preferred Stock at year-end 2011 and 2010. The discount is being accreted over 5 years using the level-yield method.

	2011	2010
Series A Preferred Stock	$7,225	7,225
Discount on Preferred Stock	(105)	(156)

Total Preferred Stock	$7,120	$7,069

NOTE 18 – COMMON STOCK WARRANT

In connection with the issuance of the Preferred Stock, the Company also issued to the U.S. Treasury a warrant to purchase 336,568 shares of the Company’s common stock at an exercise price of $3.22 per share, which would represent an aggregate investment, if exercised for cash, of approximately $1,100 in Company common stock. The exercise price may be paid either by withholding a number of shares of common stock issuable upon exercise of the warrant equal to the value of the aggregate exercise price of the warrant, determined by reference to the market price of the Company’s common stock on the trading day on which the warrant is exercised, or, if agreed to by the Company and the warrant holder, by the payment of cash equal to the aggregate exercise price. The warrant may be exercised any time before December 5, 2018.

62.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 19 – REGULATORY CAPITAL MATTERS

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

63.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 19 – REGULATORY CAPITAL MATTERS (continued)

Actual and required capital amounts and ratios are presented below at year end.

					To Be Well
					Capitalized Under		Required
			For Capital		Prompt Corrective		By Terms Of
	Actual		Adequacy Purposes		Action Regulations		CFBank Order
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
2011
Total Capital to risk weighted assets	$15,351	10.30%	$11,918	8.00%	$14,897	10.00%	$17,876	12.00%

Tier 1 (Core) Capital to risk weighted assets	13,436	9.02%	5,959	4.00%	8,938	6.00%	N/A	N/A

Tier 1 (Core) Capital to adjusted total assets	13,436	5.39%	9,968	4.00%	12,460	5.00%	19,937	8.00%

Tangible Capital to adjusted total assets	13,436	5.39%	3,738	1.50%	N/A	N/A	N/A	N/A

The CFBank Order required CFBank to have by September 30, 2011, and maintain thereafter, 8% Tier 1 (Core) Capital to adjusted total assets and 12% Total Capital to risk weighted assets, which it did not meet at September 30, 2011 or December 31, 2011. CFBank will not be considered well-capitalized as long as it is subject to individual minimum capital requirements. See Note 2 – Going Concern Considerations and Management’s, Plans for additional information regarding the CFBank Order.

64.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 19 – REGULATORY CAPITAL MATTERS (continued)

					To Be Well
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2010
Total Capital to risk weighted assets	$20,428	10.68%	$15,296	8.00%	$19,120	10.00%

Tier 1 (Core) Capital to risk weighted assets	17,983	9.41%	7,648	4.00%	11,472	6.00%

Tier 1 (Core) Capital to adjusted total assets	17,983	6.59%	10,909	4.00%	13,637	5.00%

Tangible Capital to adjusted total assets	17,983	6.59%	4,091	1.50%	N/A	N/A

The Qualified Thrift Lender test requires at least 65% of assets be maintained in housing-related finance and other specified areas. If this test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or CFBank must convert to a commercial bank charter. Management believes that this test is met.

CFBank converted from a mutual to a stock institution in 1998, and a “liquidation account” was established with an initial balance of $14,300, which was the net worth reported in the conversion prospectus. The liquidation account represents a calculated amount for the purposes described below, and it does not represent actual funds included in the consolidated financial statements of the Company. Eligible depositors who have maintained their accounts, less annual reductions to the extent they have reduced their deposits, would be entitled to a priority distribution from this account if CFBank liquidated and its assets exceeded its liabilities. Dividends may not reduce CFBank’s stockholder’s equity below the required liquidation account balance.

Dividend Restrictions: The Holding Company’s principal source of funds for dividend payments is dividends received from CFBank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year’s net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above. CFBank must receive regulatory approval prior to any dividend payments. See Note 17 – Preferred Stock for a description of restrictions on the payment of dividends on the Company’s common stock as a result of participation in the TARP Capital Purchase Program and pursuant to the Holding Company Order. See Note 2 – Going Concern Considerations and Management’s Plans for additional information on the Holding Company Order.

65.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 20 – DERIVATIVE INSTRUMENTS

Interest-rate swaps

CFBank utilizes interest-rate swaps as part of its asset liability management strategy to help manage its interest rate risk position, and does not use derivatives for trading purposes. The notional amount of the interest-rate swaps does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest-rate swap agreements. CFBank was party to interest-rate swaps with a combined notional amount of $7,949 at December 31, 2011 and $8,278 at December 31, 2010.

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

Contingent Features: The counterparty to CFBank’s interest-rate swaps is exposed to credit risk whenever the interest-rate swaps are in a liability position. At year-end 2011, CFBank had $1,464 in securities pledged as collateral for these derivatives. Should the liability increase, CFBank will be required to pledge additional collateral.

Additionally, CFBank’s interest-rate swap instruments contain provisions that require CFBank to remain well capitalized under regulatory capital standards. The interest-rate swaps could be called by the counterparty as a result of CFBank’s failure to maintain well-capitalized status due to the CFBank Order. While the counterparty has not requested payment at this time, it may elect to do so at any time while CFBank’s capital is less than required for well-capitalized status. If the counterparty elected to request payment, CFBank would be required to limit $999 based on the December 31, 2011 valuation of the interest-rate swaps. The yield maintenance provisions may not be unwound to offset the repayment of the interest-rate swaps, as they may only be invoked in the event of prepayment of the borrowers’ loans. Should market interest rates decrease from December 31, 2011 levels, the payment may increase in the event the swaps are called. In the event the interest-rate swaps all called and CFBank is unable to replace them, CFBank will be exposed to the market risk of the valuation of the yield maintenance provisions and, absent the borrower’s prepaying the loans, as of December 31, 2011 would incur a net $999 expense, subject to valuation fluctuations, over the remaining lives of the related loans.

66.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 20 – DERIVATIVE INSTRUMENTS (continued)

Summary information about the derivative instruments is as follows:

	2011	2010
Notional amount	$7,949	$8,278
Weighted average pay rate on interest-rate swaps	3.86%	4.02%
Weighted average receive rate on interest-rate swaps	0.35%	0.27%
Weighted average maturity (years)	5.6	7.4
Fair value of interest-rate swaps	$(999)	$(686)
Fair value of yield maintenance provisions	$999	$686

The fair value of the yield maintenance provisions and interest-rate swaps is recorded in other assets and other liabilities, respectively, in the consolidated balance sheet. Changes in the fair value of the yield maintenance provisions and interest-rate swaps are reported currently in earnings, as other noninterest income in the consolidated statements of operations. There were no net gains or losses recognized in earnings related to yield maintenance provisions and interest-rate swaps in 2011, 2010 or 2009.

Mortgage banking derivatives

Commitments to fund certain mortgage loans (interest rate locks) to be sold into the secondary market are considered derivatives. These mortgage banking derivatives are not designated in hedge relationships. The Company had approximately $3,930 and $5,760 of interest rate lock commitments related to residential mortgage loans at December 31, 2011 and 2010, respectively. The fair value of these mortgage banking derivatives was reflected by a derivative asset of $39 and $41 at December 31, 2011 and 2010, respectively, which was included in other assets in the consolidated balance sheet. Fair values were estimated based on anticipated gains on the sale of the underlying loans. Changes in the fair values of these mortgage banking derivatives are included in net gains on sales of loans. Net gains (losses) recognized in earnings related to these mortgage banking derivatives totaled ($2) and $41 in 2011 and 2010, respectively.

67.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 21 – LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

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

The contractual amounts of financial instruments with off-balance-sheet risk at year end were as follows.

	2011		2010
	Fixed	Variable	Fixed	Variable
	Rate	Rate	Rate	Rate
Commitments to make loans	$943	$741	$3,872	$240
Unused lines of credit	62	19,952	86	26,728
Standby letters of credit	—	526	490	13

Commitments to make loans are generally made for periods of 60 days or less, except for construction loan commitments, which are typically for a period of one year, and loans under a specific drawdown schedule, which are based on the individual contracts. The fixed rate loan commitments had interest rates ranging from 3.25% to 5.25% and maturities ranging from 15 years to 30 years at December 31, 2011. The fixed rate loan commitments had interest rates ranging from 3.00% to 8.00% and maturities ranging from 3 months to 30 years at December 31, 2010.

68.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 22 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Central Federal Corporation follows:

CONDENSED BALANCE SHEETS

December 31, (dollars in thousands except per share data)

	2011	2010
Assets
Cash and cash equivalents	$560	$745
Investment in banking subsidiary	13,827	18,661
Investment in and advances to other subsidiaries	1,212	1,851
Other assets	264	94

Total assets	$15,863	$21,351

Liabilities and Equity
Subordinated debentures	$5,155	$5,155
Accrued expenses and other liabilities	764	207
Stockholders’ equity	9,944	15,989

Total liabilities and stockholders’ equity	$15,863	$21,351

CONDENSED STATEMENTS OF OPERATIONS

Years ended December 31, (dollars in thousands except per share data)

	2011	2010	2009
Interest income	$—	$—	$20
Other income	—	—	208
Interest expense	168	167	196
Other expense	663	567	425

Loss before income tax and undistributed subsidiaries’ operations	(831)	(734)	(393)
Income tax expense	—	—	(346)
Effect of subsidiaries’ operations	(4,594)	(6,136)	(9,152)

Net loss	$(5,425)	$(6,870)	$(9,891)

69.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 22 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

CONDENSED STATEMENTS OF CASH FLOWS

Years ended December 31, (dollars in thousands except per share data)

	2011	2010	2009
Cash flows from operating activities
Net loss	$(5,425)	$(6,870)	$(9,891)
Adjustments:
Effect of subsidiaries’ operations	4,594	6,136	9,152
Net gain on acquisition	—	—	(208)
Stock-based compensation expense	—	2	2
Change in other assets and other liabilities	11	(51)	848

Net cash from operating activities	(820)	(783)	(97)

Cash flows from investing activities
Investments in banking subsidiary	—	—	(7,225)
Investments in other subsidiaries	635	(8)	(677)

Net cash from investing activities	635	(8)	(7,902)

Cash flows from financing activities
Costs associated with issuance of preferred stock	—	—	(13)
Dividends paid	—	(271)	(546)

Net cash from financing activities	—	(271)	(559)

Net change in cash and cash equivalents	(185)	(1,062)	(8,558)

Beginning cash and cash equivalents	745	1,807	10,365

Ending cash and cash equivalents	$560	$745	$1,807

70.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 23 – EARNINGS (LOSS) PER COMMON SHARE

The two-class method is used in the calculation of basic and diluted earnings per share. Under the two-class method, earnings available to common stockholders for the period are allocated between common stockholders and unvested share-based payment awards according to dividends declared (or accumulated) and participation rights in undistributed earnings. The factors used in the earnings per share computation follow:

	2011	2010	2009
Basic
Net loss	$(5,425)	$(6,870)	$(9,891)
Less: Preferred dividends and accretion of discount on preferred stock	(425)	(410)	(407)
Less: Net loss allocated to unvested share-based payment awards	34	29	27

Net loss allocated to common stockholders	$(5,816)	$(7,251)	(10,271)

Weighted average common shares outstanding including unvested share-based payment awards	4,126,882	4,111,308	4,099,574
Less: Unvested share-based payment awards	(24,006)	(16,518)	(10,670)

Average shares	4,102,876	4,094,790	4,088,904

Basic loss per common share	$(1.42)	$(1.77)	$(2.51)

Diluted
Net loss allocated to common stockholders	$(5,816)	$(7,251)	$(10,271)

Weighted average common shares outstanding for basic loss per common share	4,102,876	4,094,790	4,088,904
Add: Dilutive effects of assumed exercises of stock options	—	—	—
Add: Dilutive effects of assumed exercises of stock warrant	—	—	—

Average shares and dilutive potential common shares	4,102,876	4,094,790	4,088,904

Diluted loss per common share	$(1.42)	$(1.77)	$(2.51)

The following potential average common shares were anti-dilutive and not considered in computing diluted loss per common share because the Company had a loss from continuing operations.

	2011	2010	2009
Stock options	216,480	269,776	310,361
Stock warrant	336,568	336,568	336,568

71.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 24 – OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related tax effects were as follows:

	2011	2010	2009
Unrealized holding gains on securities available for sale	$67	$436	$354
Reclassification adjustment for gains realized in income	(353)	(468)	—

Net change in unrealized gains (losses)	(286)	(32)	354
Tax effect	—	—	—

Net of tax amount	$(286)	$(32)	$354

The following is a summary of the accumulated other comprehensive income balances, net of tax:

	Balance at December 31, 2010	Current Period Change	Balance at December 31, 2011
Unrealized gains (losses) on securities available for sale	$672	$(286)	$386

NOTE 25 – CONTINGENT LIABILITIES

CFBank participates in a multi-employer contributory trusteed pension plan. On August 10, 2011, CFBank was notified by the trustees of the plan that, due to CFBank’s financial performance and the CFBank Order, it was required make a contribution or provide a letter of credit in the amount of the funding shortfall plus estimated cost of annuitization of benefits in the plan, which was determined to be $579. CFBank obtained a letter of credit from the FHLB for this amount. The cost of obtaining the letter of credit was $1. CFBank may be required to make additional contributions or provide additional amounts via an expanded letter of credit if the funding shortfall increases in the future. If CFBank’s financial condition should worsen in the future, the trustee may execute the letter of credit, resulting in a charge to CFBank.

72.

BOARD OF DIRECTORS AND OFFICERS

CENTRAL FEDERAL CORPORATION AND CFBANK BOARD OF DIRECTORS	CENTRAL FEDERAL CORPORATION OFFICERS	CFBANK EXECUTIVE OFFICERS	CFBANK COLUMBIANA REGION DEVELOPMENT BOARD	CFBANK OFFICE LOCATIONS

Jerry F. Whitmer, Esq. Of Counsel Brouse McDowell Chairman Central Federal Corporation & CFBank	Eloise L. Mackus, Esq. Chief Executive Officer, General Counsel & Corporate Secretary	Eloise L. Mackus, Esq. Chief Executive Officer, General Counsel & Corporate Secretary	Diana M. Allmon Vice President, Columbiana Region CFBank	Calcutta, Ohio 49028 Foulks Drive Calcutta, Ohio 43920 330-385-4323
	Therese A. Liutkus, CPA	Therese A. Liutkus, CPA	Nicholas T. Amato	Fairlawn, Ohio
Jeffrey W. Aldrich Former President Sterling China Co.	President, Treasurer & Chief Financial Officer	President, Treasurer & Chief Financial Officer	Attorney Amato Law Office	2923 Smith Road Fairlawn, Ohio 44333 330-666-7979
	John A. Lende, CPA	Timothy R. Fitzwater	Marian C. Ferlaino
Thomas P. Ash Director of Governmental Relations Buckeye Association of School Administrators William R. Downing President R.H. Downing Inc. Gerry W. Grace Former President Grace Services, Inc.	Vice President & Controller Laura L. Martin Assistant Corporate Secretary	Senior Commercial Officer John S. Lawell Senior Vice President, Operations Dana C. Sutphin Vice President, Enterprise Risk & Internal Audit

Assistant Vice President

Columbiana Region

CFBank

Vicki M. Holden

Executive Director

CrossRoads

Douglas R. Logan

President

LSW Industrial Services

D. Terrence O’Hara

President

W.C. Bunting

James J. Sabatini II

Trustee

St. Clair Township

Co-Owner

Sabatini Shoes

Joseph J. Surace

Former Mayor

Village of Wellsville

Wellsville, Ohio 601 Main Street Wellsville, Ohio 43968 330-532-1517 Worthington, Ohio 7000 North High Street Worthington, Ohio 43085 614-334-7979

CORPORATE DATA

ANNUAL REPORT

A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission will be available

March 30, 2012 without charge upon written request to:

Therese A. Liutkus, CPA

President, Treasurer and Chief Financial Officer

Central Federal Corporation

2923 Smith Road

Fairlawn, Ohio 44333

Phone: 330-576-1209

Fax: 330-576-1339

Email: TerriLiutkus@cfbankmail.com

ANNUAL MEETING

The Annual Meeting of Stockholders of Central Federal Corporation will be held at 10 a.m. on Thursday, May 17, 2012 at the Fairlawn Country Club, 200 North Wheaton Road, Fairlawn, Ohio.

STOCKHOLDER SERVICES

Registrar and Transfer Company serves as transfer agent for Central Federal Corporation shares. Communications regarding change of address, transfer of shares or lost certificates should be sent to:

Registrar & Transfer Company

10 Commerce Drive

Cranford, New Jersey 07016

Phone: 800-368-5948

73.