Form 10-K, Exhibit 13
period 2012-12-31
CENTRAL FEDERAL CORP
filed 2013-04-01
CIK 1070680

Exhibit 13.1

Annual Report to Security Holders for the Fiscal Year ended December 31, 2012

TABLE OF CONTENTS

MESSAGE TO STOCKHOLDERS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
1	Selected Financial and Other Data
3	Forward-Looking Statements
5	General
7	Cease and Desist Orders
8	Financial Condition
19	Comparison of Results of Operations for 2012 and 2011
24	Comparison of Results of Operations for 2011 and 2010
32	Quantitative and Qualitative Disclosures about Market Risk
33	Liquidity and Capital Resources
37	Impact of Inflation
37	Critical Accounting Policies
41	Market Prices and Dividends Declared

FINANCIAL STATEMENTS
2	Management’s Report on Internal Control Over Financial Reporting
3	Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements
4	Consolidated Financial Statements
9	Notes to Consolidated Financial Statements

81	BOARD OF DIRECTORS AND OFFICERS

81	CFBANK OFFICE LOCATIONS

82	CORPORATE DATA
82	Annual Report
82	Annual Meeting
82	Stockholder Services

Dear Stockholders,

We are most appreciative of our CFBank customers for their loyalty and support during the capital raise successfully completed in late August, 2012. We are also extremely appreciative of our standby, institutional and individual investors, whose collective support resulted in our raising $22.5 million (the maximum limit of our capital raise).

In the few short months since the capital raise, our new Management team has made progress in classified loans, credit quality and back office operations. We have made changes to our product offerings and added experienced banking talent. All these changes are designed to make our customers’ banking relationships, more productive both for their businesses and CFBank. These changes are a must as we transition into a commercial banking model serving closely held businesses and their owners. This change in marketing strategy has resulted in our building a solid pipeline of loan and other banking business opportunities.

The marketplace reception for the new repositioned CFBank and our expanded product offerings and unique delivery has been particularly gratifying. We have gained business traction in both NE Ohio as well as in Central Ohio and also Columbiana County (Utica and Marcellas Oil Shale Corridor) where we operate two banking offices. Our niche business model is based upon executing as a full service business bank, providing customized client solutions, being highly responsive to our clients, investing in understanding their business, and delivering all of this to our clients thru veteran relationship managers along with providing access for our customers to key decision makers. CFBank is striving to deliver a unique and value added banking experience to our customers.

The successful recapitalization of CFBank and Central Federal Corporation restores financial strength and stability plus sets the stage for growth and expansion. We believe by expanding our products and services, as with the recent introduction of CFBank Merchant Services, and diversifying our asset mix by shifting to a Commercial banking model, not only reduces the enterprise risk but at the same time adds new revenue streams.

In addition, we are focused heavily on growing our volumes of loans and building a residential mortgage lending division. Our experience reinforces what an important role the residential loan business can have in building long standing customer relationships that are important to building a quality banking franchise.

Much work and challenges remain. However, I can assure you our CFBank team is working diligently to seize upon this opportunity which you, our stockholders have provided to us. I believe 2013 will be a truly transformational year for CFBank.

Onward and upward!!

Timothy T. O’Dell

Chief Executive Office

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SELECTED FINANCIAL AND OTHER DATA

The information in the following tables should be read in conjunction with our consolidated financial statements, the related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in this report.

	At December 31,
	2012	2011	2010	2009	2008
	(Dollars in thousands)
Selected Financial Condition Data:
Total assets	$215,035	$250,920	$275,232	$273,742	$277,781
Cash and cash equivalents	25,152	61,436	34,275	2,973	4,177
Securities available for sale	17,639	18,516	28,798	21,241	23,550
Loans held for sale	623	1,210	1,953	1,775	284
Loans, net(1)	153,043	151,160	190,767	232,003	234,924
Allowance for loan losses (ALLL)	5,237	6,110	9,758	7,090	3,119
Nonperforming assets	7,881	10,671	14,566	13,234	2,412
Foreclosed assets	1,525	2,370	4,509	—	—
Other intangible assets	49	89	129	169	—
Deposits	173,508	217,049	227,381	211,088	207,647
FHLB advances	10,000	15,742	23,942	32,007	29,050
Subordinated debentures	5,155	5,155	5,155	5,155	5,155
Total stockholders’ equity	23,643	9,944	15,989	23,227	33,075

	For the Year ended December 31,
	2012	2011	2010	2009	2008
	(Dollars in thousands)
Summary of Operations:
Total interest income	$7,268	$9,656	$12,617	$14,446	$16,637
Total interest expense	2,633	3,478	4,183	5,947	7,935

Net interest income	4,635	6,178	8,434	8,499	8,702
Provision for loan losses	1,129	3,375	8,468	9,928	917

Net interest income (loss) after provision for loan losses	3,506	2,803	(34)	(1,429)	7,785
Noninterest income:
Net gain on sale of securities	143	353	468	—	54
Other	862	770	1,326	1,377	894

Total noninterest income	1,005	1,123	1,794	1,377	948
Noninterest expense	8,277	9,351	8,432	8,262	7,749

Income (loss) before income taxes	(3,766)	(5,425)	(6,672)	(8,314)	984
Income tax expense (benefit)	—	—	198	1,577	261

Net income (loss)	$(3,766)	$(5,425)	$(6,870)	$(9,891)	$723

Net income (loss) available to common stockholders	866	$(5,850)	$(7,280)	$(10,298)	$694

(See footnotes on next page)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

	At or for the Year ended December 31,
	2012	2011	2010	2009	2008
Selected Financial Ratios and Other Data:
Performance Ratios:(2)
Return on average assets	(1.65%)	(1.99%)	(2.41%)	(3.45%)	.26%
Return on average equity	(24.29%)	(42.69%)	(35.52%)	(32.95%)	2.68%
Average yield on interest-earning assets(3)	3.48%	3.82%	4.76%	5.32%	6.38%
Average rate paid on interest-bearing liabilities	1.37%	1.47%	1.73%	2.50%	3.38%
Average interest rate spread(4)	2.11%	2.35%	3.03%	2.82%	3.00%
Net interest margin, fully taxable equivalent(5)	2.22%	2.44%	3.18%	3.13%	3.34%
Average Interest-earning assets to interest-bearing liabilities	108.41%	106.73%	109.74%	114.59%	111.33%
Efficiency ratio(6)	137.98%	117.62%	85.98%	83.60%	80.75%
Noninterest expense to average assets	3.62%	3.43%	2.96%	2.88%	2.79%
Common stock dividend payout ratio	n/m	n/m	n/m	n/m	125.0%
Capital Ratios:(2)
Equity to total assets at end of period	10.99%	3.96%	5.81%	8.48%	11.91%
Average equity to average assets	6.78%	4.66%	6.79%	10.47%	9.72%
Tangible capital ratio (7)	10.97%	5.39%	6.59%	8.87%	9.16%
Core capital ratio (7)	10.97%	5.39%	6.59%	8.87%	9.16%
Total risk-based capital ratio (7)	15.53%	10.30%	10.68%	11.72%	11.58%
Tier 1 risk-based capital ratio (7)	14.26%	9.02%	9.41%	10.46%	10.51%
Asset Quality Ratios:(2)
Nonperforming loans to total loans (8)	4.02%	5.28%	5.02%	5.54%	1.01%
Nonperforming assets to total assets(9)	3.66%	4.25%	5.29%	4.83%	0.87%
Allowance for loan losses to total loans	3.31%	3.89%	4.87%	2.97%	1.31%
Allowance for loan losses to nonperforming loans (8)	82.39%	73.61%	97.03%	53.57%	129.31%
Net charge-offs (recoveries) to average loans	1.43%	3.97%	2.63%	2.47%	0.20%
Per Share Data:
Basic earnings (loss) per common share	$0.14	$(7.09)	$(8.85)	$(12.56)	$0.80
Diluted earnings (loss) per common share	0.14	(7.09)	(8.85)	(12.56)	0.80
Dividends declared per common share	—	—	—	—	1.00
Tangible book value per common share at end of period	1.48	3.30	10.65	19.55	31.80

(1)	Loans, net represents the recorded investment in loans net of the ALLL.
(2)	Asset quality ratios and capital ratios are end-of-period ratios. All other ratios are based on average monthly balances during the indicated periods.
(3)	Calculations of yield are presented on a taxable equivalent basis using the federal income tax rate of 34%.
(4)	The average interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(5)	The net interest margin represents net interest income as a percent of average interest-earning assets.
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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

Statements in this annual report and in other communications by the Company that are not statements of historical fact are forward-looking statements which are made in good faith by us. Forward-looking statements include, but are not limited to: (1) projections of revenues, income or loss, earnings or loss per common share, capital structure and other financial items; (2) plans and objectives of the management or Boards of Directors of Central Federal Corporation (the Holding Company) or CFBank; (3) statements regarding future events, actions or economic performance; and (4) statements of assumptions underlying such statements. Words such as “estimate,” “strategy,” “may,” “believe,” “anticipate,” “expect,” “predict,” “will,” “intend,” “plan,” “targeted,” and the negative of these terms, or similar expressions, are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. Various risks and uncertainties may cause actual results to differ materially from those indicated by our forward-looking statements. The following, among other factors, could cause such differences:

•	a continuation of current high unemployment rates and difficult economic conditions or adverse changes in general economic conditions and economic conditions in the markets we serve, any of which may affect, among other things, our level of nonperforming assets, charge-offs, and provision for loan loss expense;

•	changes in interest rates that may reduce net interest margin and impact funding sources;

•	our ability to maintain sufficient liquidity to continue to fund our operations;

•	our ability to reduce our high level of nonperforming assets and operating expenses;

•	changes in market rates and prices, including real estate values, which may adversely impact the value of financial products including securities, loans and deposits;

•	the possibility of other-than-temporary impairment of securities held in our securities portfolio;

•	results of examinations of the Holding Company and CFBank by the regulators, including the possibility that the regulators may, among other things, require CFBank to increase its allowance for loan losses or write-down assets;

•	our ability to meet the requirements of the Orders, as defined below, under the section captioned “Cease and Desist Orders”;

•	uncertainty related to the counterparty to call our interest-rate swaps;

•	uncertainty related to our ability to continue to receive limited waivers from the FDIC allowing us to roll over or renew reciprocal CDARS deposits;

•	our ability to generate profits in the future;

•	changes in tax laws, rules and regulations;

•	various monetary and fiscal policies and regulations, including those determined by the Board of Governors of the Federal Reserve System (FED), the Federal Deposit Insurance Corporation (FDIC) and the Office of the Comptroller of the Currency (OCC);

•	competition with other local and regional commercial banks, savings banks, credit unions and other non-bank financial institutions;

•	our ability to grow our core businesses;

•	technological factors which may affect our operations, pricing, products and services;

•	unanticipated litigation, claims or assessments; and

•	management’s ability to manage these and other risks.

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

Our filings with the Securities and Exchange Commission (SEC), detail other risks, all of which are difficult to predict and many of which are beyond our control.

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

The disruption in capital, credit and financial markets which began in 2008 continued to have a detrimental effect on our national and local economies in 2012. These effects have included lower real estate values; tightened availability of credit; increased loan delinquencies, foreclosures, personal and business bankruptcies and unemployment rates; decreased consumer confidence and spending; significant loan charge-offs and write-downs of asset values by financial institutions and government-sponsored agencies; and a reduction of manufacturing and service business activity and international trade. We do not expect these difficult market conditions to turnaround in the short term, and a continuation of these conditions could increase their adverse effects. Adverse effects of these conditions could include increases in loan delinquencies and charge-offs; increases in our loan loss reserves based on general economic factors; increases to our specific loan loss reserves due to the impact of these conditions on specific borrowers or the collateral for their loans; increases in the number of foreclosed assets; declines in the value of our foreclosed assets due to the impact of these conditions on property values; increases in our cost of funds due to increased competition and aggressive deposit pricing by local and national competitors with liquidity needs; attrition of our core deposits due to this aggressive deposit pricing and/or consumer concerns about the safety of their deposits; increases in regulatory and compliance costs; and declines in the trading price of our common stock.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cease and Desist Orders

On May 25, 2011, the Holding Company and CFBank each consented to the issuance of an Order to Cease and Desist (the Holding Company Order and the CFBank Order, respectively, and collectively, the Orders) by the OTS, the primary regulator of the Holding Company and CFBank at the time the Orders were issued. In July 2011, in accordance with the Dodd – Frank Act, the FED replace the OTS as the primary regulator of the Holding Company and the OCC replace the OTS as a primary regulator of CFBank. The requirements of the Orders will remain in effect until terminated, modified or suspended by regulators. See Note 2 to our consolidated financial statements included in this annual report for additional information regarding the Orders.

The significant directives continuing in the Orders, including requirements to reduce the level of our classified and criticized assets, growth and operating metrics in line with an approved Business Plan, restrictions on brokered deposits, restrictions on certain types of lending and restrictions on dividend payments may impede our ability to operate our business efficiently and to effectively compete in the markets we serve. In addition, the regulators must approve any deviation from our business plan, which could limit our ability to make market responsive changes to our business quickly. Certain provisions of the Orders that could have a negative impact on the financial condition and operating results of CFBank and the Holding Company are as follows:

1.	The CFBank Order requires CFBank to have 8% core capital and 12% total risk-based capital, and CFBank will not be considered well-capitalized under the prompt corrective action regulations so long as the CFBank Order remains in place, even if it meets or exceeds these capital levels. At December 31, 2012, CFBank had 10.97% core capital, 14.26% tier 1 risk-based capital and 15.53% total risk-based capital.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

2.	Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Pursuant to the CFBank Order, CFBank may not declare or pay dividends or make any other capital distributions without receiving prior written regulatory approval. Future dividend payments by CFBank to the Holding Company would be based on future earnings and regulatory approval. The payment of dividends from CFBank to the Holding Company is not likely to be approved by regulators while CFBank is suffering losses. As a result of the current level of problem assets and the continuing slow economy it is unlikely CFBank will be able to pay dividends to the Holding Company until such issues are resolved. The Holding Company, after the Capitalization and paying off the TARP obligation with $3 Million, has nearly four years of operating capital. The regulators have further required the Holding Company to develop a business plan, separate from CFBank, that enables it to significantly reduce its dependence on CFBank for dividends through alternative funding mechanisms.

3.	Because CFBank is not considered well-capitalized as a result of the CFBank Order, it is prohibited from accepting or renewing brokered deposits without FDIC approval and is subject to market rate limitations published by the FDIC when offering deposits to the general public. See the section titled “Financial Condition—Deposits” and the section titled “Liquidity and Capital Resources” for additional information regarding these regulatory restrictions.

On August 20, 2012, the Company announced the successful completion of its restructured registered common stock offering. The Company sold 15.0 million shares of its common stock at $1.50 per share, resulting in gross proceeds of $22.5 million before expenses. With the proceeds from the stock offering, the Company contributed $13.5 million to CFBank to improve its capital ratios and support future growth and expansion, bringing CFBank into compliance with the capital ratios required by the CFBank Order. In addition, the Company used proceeds from the stock offering to redeem its TARP obligations on September 26, 2012. The remaining proceeds from the restructured registered common stock offering have been retained by the Holding Company for general corporate purposes and are estimated to be sufficient to support the Holding Company’s cash requirements for the foreseeable future based on our current business plan. See Note 2 to our consolidated financial statements included in this annual report for additional information regarding the stock offering.

We have taken such actions as we believe are necessary to comply with all requirements of the Orders which are currently effective, and we are continuing to work toward compliance with the provisions of the Orders having future compliance dates. Although we did not comply with the higher capital ratio requirements by September 30, 2011, the capital raise was completed on August 20, 2012, raising the maximum $22.5 million.

The Holding Company and CFBank have incurred, and expect to continue to incur, some additional regulatory compliance expense in connection with the Orders. It is possible that regulatory compliance expenses related to the Orders could have a material adverse impact on us in the future.

Management’s discussion and analysis represents a review of our consolidated financial condition and results of operations for the periods presented. This review should be read in conjunction with our consolidated financial statements and related notes.

Financial Condition

General. Assets totaled $215.0 million at December 31, 2012 and decreased $35.9 million, or 14.3%, from $250.9 million at December 31, 2011. The decrease was due to a $36.3 million decrease in cash, a $877,000 decrease in securities available for sale, and a $845,000 decrease in foreclosed assets.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash and cash equivalents. Cash and cash equivalents totaled $25.2 million at December 31, 2012 and decreased $36.3 million, or 59.1%, from $61.4 million at December 31, 2011. The decrease in cash and cash equivalents was a result of the investment of excess liquidity in securities and a mortgage purchase program. As a result of the losses in 2009, 2010 and the first quarter of 2011, management was concerned that CFBank would be restricted from accepting or renewing brokered deposits, in addition to other regulatory restrictions, and moved aggressively, prior to receipt of the CFBank Order in May 2011, to build liquidity to deal with potential retail deposit outflows and potential decreased borrowing capacity from the FHLB and the Federal Reserve Bank (FRB). Since the capital raise has been completed, CFBank is eliminating such high-cost brokered deposits as they mature. Further, as a result of the capital raise, CFBank has reduced its dependency on selling loans and securities, as was done to improve liquidity in 2011. The increase in liquidity had a negative impact on net interest margin through September 2012 because the yield on cash and cash equivalents was significantly less than the yield on securities and loans.

Interest-bearing deposits in other financial institutions. Interest-bearing deposits in other financial institutions totaled $2.7 million at December 31, 2012. These deposits represent investments in certificates of deposit held at other financial institutions that are fully insured by the FDIC. The investments have a weighted average yield of 1.10% and were made to enhance the yield on earning assets compared to investing these funds in short-term federal funds sold earning 0.25%. There were $2.0 million in interest-bearing deposits in other financial institutions at December 31, 2011.

Securities. Securities available for sale totaled $17.6 million at December 31, 2012 and decreased $877,000, or 4.74%, compared to $18.5 million at December 31, 2011. The decrease was due to sales and scheduled maturities and repayments in excess of purchases during the current year as management acted to increase liquidity, as discussed previously. See the section titled “Comparison of the Results of Operations for 2012 and 2011 – Noninterest Income” for additional information on any security sales.

Loans. Net loans totaled $153 million at December 31, 2012, increased nearly $2 million, or 1.3%, from $151.2 million at December 31, 2011. The increase was primarily due to lower commercial real estate, multi-family residential, consumer, and commercial loan balances and, to a lesser extent, lower single family residential loan balances, offset by $25.4 million of loan participations in the Mortgage Purchase Program associated with Northpointe Bank. Beginning in June 2010 and continuing in 2011, management slowed new lending to increase our capital ratios and, after receipt of the CFBank Order, to comply with lending restrictions. Commercial, commercial real estate and multi-family residential loans, including related construction loans, decreased $21.6 million, or 17.6%, and totaled $101.3 million at December 31, 2012. The decrease was primarily in commercial real estate loan balances, including related construction loans, which decreased $15.5 million, or 22.2%, due to principal repayments and payoffs in excess of current year originations and $1.5 million in charge-offs related to nine borrowers. Construction loans on commercial real estate properties totaled $14,000 at December 31, 2012. There were no construction loans at December 31, 2011. Commercial loans decreased by $586,000, or 2.3%, due to principal repayments and payoffs in excess of current year originations. Multi-family residential loans decreased by $5.6 million, or 20.6%, primarily related to principal repayments and payoffs in excess of current year originations and $796,000 in charge-offs related to one borrower. Single-family residential mortgage loans totaled $43.0 million at December 31, 2012 and increased $24.8 million, or 136.4%, from $18.2 million at December 31, 2011. The increase in single-family residential mortgage loans was primarily due to the Mortgage Purchase Program associated with Northpointe Bank. There were no single family construction loans at December 31, 2012 or December 31, 2011. Consumer loans totaled $13.9 million at December 31, 2012 and decreased $2.2 million, or 13.7%, due primarily to repayments of home equity lines of credit. See Note 4 to our consolidated financial statements included in this annual report for additional information on loans and the Northpointe Mortgage Purchase Program.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Allowance for loan losses (ALLL). The ALLL totaled $5.2 million at December 31, 2012, and decreased $873,000, or 14.3%, from $6.1 million at December 31, 2011. The decrease in the ALLL was due to the charge-off of certain nonperforming loans, a 23.4% decrease in nonperforming loans, a 42.7% decrease in past due loans and a 31.2% decrease in criticized and classified loans during the year ended December 31, 2012. The ratio of the ALLL to total loans was 3.31% at December 31, 2012, compared to 3.89% at December 31, 2011. The decrease in the ratio of nonperforming loans to total loans was due to a decrease in nonperforming loans.

The ALLL for the commercial real estate loan segment of the loan portfolio totaled $1.95 million at December 31, 2012 and increased $83,000, or 4.5%, from $1.86 million at December 31, 2011. The increase in the ALLL for this segment of the portfolio was due to a 22.2% decrease in overall commercial real estate loan balances offset by the 45.9% increase in non-performing commercial real estate loans, and a 220% increase in past due commercial real estate loans during the year ended December 31, 2012.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Individually impaired loans totaled $9.9 million at December 31, 2012, and decreased $2.3 million, or 18.8%, from $12.1 million at December 31, 2011. The decrease was primarily due to charge-offs of $2.6 million, transfer to REO of $1.7 million, and impaired loan pay-offs of $1.7 million off-set by $3.4 million in loans that became impaired during the year. The amount of the ALLL specifically allocated to individually impaired loans totaled $830,000 at December 31, 2012 and $897,000 at December 31, 2011. Impaired collateral dependent loans were written down to the fair value of collateral in 2012 and there were no specific valuation allowances on these loans at December 31, 2012.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Nonperforming loans, which are nonaccrual loans and loans at least 90 days past due but still accruing interest, decreased $1.9 million, or 23.4%, and totaled $6.4 million at December 31, 2012, compared to $8.3 million at December 31, 2011. The decrease in nonperforming loans was primarily due to $2.6 million in loan charge-offs, transfer to REO of $1.7 million and, to a lesser extent, loan payments and proceeds from the sale of the underlying collateral of various loans, partially offset by $3.5 million in additional loans that became nonperforming during 2012. The $3.5 million in loans that became nonperforming during 2012 were related to six commercial real estate loans which totaled $2.5 million, one multi-family residential real estate loan which totaled $200,000, three commercial loans which totaled $714,000 and two single-family loans which totaled $78,000 at December 31, 2012. The ratio of nonperforming loans to total loans totaled 4.02% at December 31, 2012, compared to 5.28% at December 31, 2011. The following table presents information regarding the number and balance of nonperforming loans at December 31, 2012 and December 31, 2011.

	December 31, 2012		December 31, 2011
	Number of loans	Balance	Number of loans	Balance
	(Dollars in thousands)
Commercial	3	$714	1	$47
Single-family residential real estate	5	113	11	736
Multi-family residential real estate	2	2,082	3	4,996
Commercial real estate	9	3,438	6	2,356
Home equity lines of credit	1	9	3	166

Total	20	$6,356	24	$8,301

Nonaccrual loans include some loans that were modified and identified as TDRs and the loans are not performing. TDRs included in nonaccrual loans totaled $3.3 million at December 31, 2012 and $3.0 million at December 31, 2011. The increase in TDR loans included in nonaccrual loans was primarily due to new TDR loans partially offset by write-offs and repayments with proceeds from sales of collateral underlying the existing TDR loans.

Nonaccrual loans at December 31, 2012 and December 31, 2011 do not include $3.7 million and $4.6 million, respectively, of TDRs where customers have established a sustained period of repayment performance, generally six months, the loans are current according to their modified terms and repayment of the remaining contractual payments is expected. These loans are included in total impaired loans.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The level of CFBank’s criticized and classified assets continues to be negatively impacted by the duration and lingering nature of the current recessionary economic environment and its continued detrimental effects on our borrowers, including deterioration in client business performance, declines in borrowers’ cash flows and lower collateral values. The levels of criticized and classified assets decreased in 2012. Loans classified as special mention decreased $3.2 million, or 19.6%, and totaled $13.0 million at December 31, 2012, compared to $16.2 million at December 31, 2011. Loans classified as substandard decreased $9.4 million, or 37.5%, and totaled $15.7 million at December 31, 2012, compared to $25.1 million at December 31, 2011. No loans were classified as doubtful at December 31, 2012; doubtful loans totaled $407,000 at December 31, 2011. No loans were classified as loss at either date. The decrease in loans classified as special mention and substandard was due to principal repayments and payoffs since December 31, 2011 and, to a lesser extent, charge-offs of $2.6 million. See Note 4 to our consolidated financial statements included in this annual report for additional information regarding risk classification of loans.

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

Total past due loans decreased $2.4 million, or 42.7%, and totaled $3.2 million at December 31, 2012, compared to $5.6 million at December 31, 2011. Past due loans totaled 2.0% of the loan portfolio at December 31, 2012, compared to 3.5% at December 31, 2011. The decrease was primarily due to lower delinquency rates in the multi-family loan segment, partially offset by an increase in delinquency rates in the commercial, commercial real estate, single-family and consumer loan segments. See Note 4 to our consolidated financial statements for additional information regarding loan delinquencies.

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

Unsecured commercial loans may present a higher risk of non-collection than secured commercial loans. Unsecured commercial loans totaled $1.4 million, or 5.3% of the commercial loan portfolio, at December 31, 2012. The unsecured loans are primarily lines of credit to small businesses in CFBank’s market area and are guaranteed by the small business owners. At December 31, 2012, none of the unsecured loans were 30 days or more delinquent.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

One of the more notable recessionary effects nationwide has been the reduction in real estate values. Real estate values in Ohio did not experience the dramatic increase prior to the recession that many other parts of the country did and, as a result, the declines have not been as significant, comparatively. However, real estate is the collateral on a substantial portion of the Company’s loans, and it is critical to determine the impact of any declining values in the allowance determination. For individual loans evaluated for impairment, current appraisals were obtained wherever practical, or other valuation methods, including BPOs, were used to estimate declines in value for consideration in determining the allowance. Within the real estate loan portfolio, in the aggregate, including single-family, multi-family and commercial real estate, generally at origination, approximately 90% of the portfolio had loan-to-value ratios of 85% or less. Declining collateral values and a continued adverse economic outlook have been considered in the ALLL at December 31, 2012; however, sustained recessionary pressure and declining real estate values in excess of management’s estimates, particularly with regard to commercial real estate and multi-family residential real estate, may expose the Company to additional losses.

Loans that contain interest only payments may present a higher risk than those loans with an amortizing payment that includes periodic principal reductions. Interest only loans are primarily commercial lines of credit secured by business assets and inventory, and consumer home equity lines of credit secured by the borrower’s primary residence. Due to the fluctuations in business assets and inventory of our commercial borrowers, CFBank has increased risk due to a potential decline in collateral values without a corresponding decrease in the outstanding principal. Interest only commercial lines of credit totaled $11.8 million, or 46.4% of the commercial portfolio at December 31, 2012. Given the recessionary effects of the economy, as previously discussed, the collateral that secures the home equity lines of credit may have experienced a deterioration in value since the loan was originated, increasing the risk to CFBank. Interest only home equity lines of credit totaled $10.4 million, or 70.0% of total home equity lines of credit at December 31, 2012.

Home equity lines of credit include both purchased loans and loans we originated for our portfolio. In 2005 and 2006, we purchased home equity lines of credit collateralized by properties located throughout the United States, including geographic areas that have experienced significant declines in housing values, such as California, Florida and Virginia. The outstanding principal balance of the purchased home equity lines of credit totaled $2.2 million at December 31, 2012, and $1.1 million, or 50.7%, of the balance is collateralized by properties in these states. The collateral values associated with certain loans in these states have declined by up to approximately 55% since these loans were originated in 2005 and 2006 and as a result, some loan balances exceed collateral values. There were fifteen loans with an aggregate principal balance outstanding of $1.1 million at December 31, 2012, where the loan balance exceeded the collateral value, generally determined using automated valuation methods, by an aggregate amount of $699,000. None of these loans was greater than 90 days delinquent or on nonaccrual status at December 31, 2012. In spite of a continuation of the depressed state of the housing market and general economy, we had no new write-offs in the purchased portfolio during 2012, compared to three write-offs totaling $241,000 in the purchased portfolio during 2011. We continue to monitor collateral values and borrower FICO® scores and, when the individual loan situation warrants, have frozen the lines of credit.

We believe the ALLL is adequate to absorb probable incurred credit losses in the loan portfolio as of December 31, 2012; however, future additions to the allowance may be necessary based on factors including, but not limited to, further deterioration in client business performance, continued or deepening recessionary economic conditions, declines in borrowers’ cash flows and market conditions which result in lower real estate values. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the ALLL. Such agencies may require additional provisions for loan losses based on judgments and estimates that differ from those used by management, or on information available at the time of their review. Management continues to diligently monitor credit quality in the existing portfolio and analyze potential loan opportunities carefully in order to manage credit risk. An increase in the ALLL and loan losses could occur if economic conditions and factors which affect credit quality, real estate values and general business conditions worsen or do not improve.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Foreclosed assets. Foreclosed assets totaled $1.5 million at December 31, 2012 and decreased $845,000, or 35.7%, from $2.4 million at December 31, 2011. The decrease was due to the sale of three pieces of commercial real estate property partially offset by the addition of one single family and one multi-family property.

The level of foreclosed assets may increase in the future as we continue our workout efforts related to nonperforming and other loans with credit issues.

Premises and equipment. Premises and equipment, net, totaled $5.3 million at December 31, 2012 and decreased $217,000, or 4.0% from $5.5 million at December 31, 2011. The decrease was due to current year depreciation expense.

Deposits. Deposits totaled $173.5 million at December 31, 2012 and decreased $43.5 million, or 20.0%, from $217.0 million at December 31, 2011. The decrease was primarily due to a $12.8 million decrease in CDARs balances, $2.7 million decrease in money market balances, $24 million decrease in certificate of deposits, and $4.2 million decrease in interest bearing checking.

Money market account balances totaled $33.3 million at December 31, 2012 and decreased $2.7 million, or 7.5%, from $36.0 million at December 31, 2011. The decrease was due to customers seeking higher yields than management was willing to offer on these funds.

Noninterest bearing checking account balances totaled $18.0 million at December 31, 2012 and decreased $400,000, or 2.1%, from $18.4 million at December 31, 2011. The decrease was primarily related to accounts closed by commercial loan customers in connection with the payoff of their loans.

Certificate of deposit account balances totaled $98.2 million at December 31, 2012 and decreased $36.8 million, or 27.3%, from $135.0 million at December 31, 2011. The decrease was due to a $14.5 million decrease in retail deposit accounts, and a $22.0 million decrease in brokered deposits. Due to the low market interest rate environment, we were able to extend these maturities and reduce the weighted average cost of retail certificates of deposit from 1.61% at December 31, 2011 to 1.51% at December 31, 2012.

CFBank is a participant in the Certificate of Deposit Account Registry Service® (CDARS) program, a network of banks that allows us to provide our customers with FDIC insurance coverage on certificate of deposit account balances up to $50 million. CDARS balances are considered brokered deposits by regulation. Brokered deposits, including CDARS balances, totaled $32.0 million at December 31, 2012, and decreased $22.0 million, or 40.8%, from $53.9 million at December 31, 2011. The decrease in brokered deposits was based on CFBank’s focus on increasing its retail deposits. We expect brokered deposits to continue to decrease as a result of CFBank’s current focus on retail deposits. See the section titled “Liquidity and Capital Resources” for additional information regarding regulatory restrictions on brokered deposits.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Customer balances in the CDARS program totaled $4.2 million at December 31, 2012 and decreased $7.8 million, or 65.0%, from $12.0 million at December 31, 2011. Since receipt of the CFBank Order in May 2011, we are prohibited from accepting or, until recently, renewing brokered deposits, including CDARS balances.

Interest bearing checking account balances totaled $10 million at December 31, 2012 and decreased $4.2 million, or 29.6%, from $14.2 million at December 31, 2011.

Savings account balances totaled $14.0 million at December 31, 2012 and increased $0.6 million, or 4.5% from $13.4 million at December 31, 2011.

Long-term FHLB advances. Long-term FHLB advances totaled $10.0 million at December 31, 2012 and decreased $5.7 million, or 36.5%, from $15.7 million at December 31, 2011 due to repayment of maturing advances. The advances were repaid with the funds from the increase in cash and cash equivalents and not re-borrowed in accordance with the Company’s liquidity management program in order to maintain borrowing capacity with the FHLB. In May 2011, CFBank was notified by the FHLB that, due to regulatory considerations, CFBank was only eligible for future advances with a maximum maturity of one year. In April 2012, CFBank was notified by the FHLB that the maximum maturity for future advances was further reduced to 30 days. See the section titled “Liquidity and Capital Resources” for additional information regarding limitations on FHLB advances.

Subordinated debentures. Subordinated debentures totaled $5.2 million at year-end 2012 and 2011. These debentures were issued in 2003 in exchange for the proceeds of a $5.0 million trust preferred securities offering issued by a trust formed by the Company. The terms of the subordinated debentures allow for the Company to defer interest payments for a period not to exceed five years. The Company’s Board of Directors elected to defer interest payments beginning with the quarterly interest payment due on December 30, 2010 in order to preserve cash at the Holding Company. Cumulative deferred interest payments through September 30, 2012 totaling $348,000 were paid current in December 2012 with the approval of the FED. Cumulative deferred interest payments subsequent to September 30, 2012 have been accrued and totaled $42,300 as of December 31, 2012. Cumulative deferred interest payments were at $210,000 at December 31, 2011. Pursuant to the Holding Company Order, the Holding Company may not, directly or indirectly, incur, issue, renew, rollover, or pay interest or principal on any debt (including the subordinated debentures) or commit to do so, increase any current lines of credit, or guarantee the debt of any entity, without prior written notice to and written non-objection from the FED.

Stockholders’ equity. Stockholders’ equity totaled $23.6 million at December 31, 2012 and increased $13.7 million, or 137.8%, from $9.9 million at December 31, 2011. The increase was primarily due to $20.3 million in net proceeds from the stock offering, partially offset by $2.2 million related to redemption of the TARP obligations, $3.8 million net loss, $289,000 in preferred stock dividends related to the TARP Capital Purchase Program attributable to the period prior to redemption of the TARP obligation and a $279,000 decrease in unrealized gains in the securities portfolio.

On August 20, 2012, the Company announced the successful completion of its common stock offering. The Company sold 15.0 million shares of its common stock at $1.50 per share, resulting in gross proceeds of $ 22.5 million. See Note 2 to our consolidated financial statements included in this annual report for additional information regarding the common stock offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Holding Company was a participant in the TARP Capital Purchase Program and issued $7.2 million of the Preferred Stock to the U.S. Treasury on December 5, 2008. In conjunction with the issuance of the Preferred Stock, the Holding Company also issued the U.S. Treasury a warrant to purchase 67,314 shares of the Company’s common stock at an exercise price of $16.10 per share. The Holding Company’s participation in this program was retired on September 26, 2012 pursuant to a payoff agreement with the U.S. Treasury whereby the Holding Company utilized $3.0 million of the proceeds from its common stock offering to redeem all outstanding TARP obligations. Including the preferred stock and the warrant See Notes 17 and 18 to our consolidated financial statements included in this annual report for additional information regarding the status of the terminated TARP Preferred Stock and Common Stock Warrant program.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Results of Operations for 2012 and 2011

General. Net loss totaled $3.8 million for the year ended December 31, 2012. The discount on redemption of the TARP obligations increased earnings available to common stockholders by $5.0 million, which resulted in $.14 earnings per diluted common share despite the net loss for the year ended December 31, 2012. The net loss for the year ended December 31, 2011 totaled $5.4 million or $(7.09) per diluted common share.

The $1.1 million provision for loan losses in 2012 reflected adverse economic conditions which continued to have a negative effect on loan performance and resulted in continued high levels of nonperforming loans and loan charge-offs. Nonperforming loans totaled $6.4 million, or 4.02% of total loans at year-end 2012, compared to $8.3 million, or 5.28% of total loans at year-end 2011. Net loan charge-offs totaled $2.0 million, or 1.43% of average loans for the year ended December 31, 2012, compared to $7.0 million, or 4.14% of average loans for the year ended December 31, 2011.

The net loss in 2012 decreased $1.7 million compared to the net loss in 2011 due to a $2.2 million decrease in the provision for loan losses and a $1.1 million decrease in noninterest expense, partially offset by a $1.5 million decrease in net interest income and a $118,000 decrease in other noninterest income.

The decrease in the provision for average loan losses during 2012 was due to a decrease in nonperforming loans, classified and criticized loans, past due loans and overall loan portfolio balances compared to 2011. The decrease in net interest income in 2012 was due to a decrease in net interest margin, which was negatively affected by the level of on-balance-sheet liquidity during the year, which was invested in low-yielding overnight investments, and a decrease in the average balance of loans outstanding as compared to 2011. The decrease in noninterest income in 2012 was primarily due to a decrease in net gains on sales of securities. The decrease in noninterest expense was primarily related to the reduction of professional fees, expenses related to problem assets, FDIC premiums and franchise taxes.

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

Net interest margin decreased to 2.22% during 2012, compared to 2.44% during 2011. The decrease in margin was due to a larger decrease in the yield on interest-earning assets than in the cost of interest-bearing liabilities. Yield on average interest-earning assets decreased 35 basis points (bp) in 2012 due to a decrease in higher-yielding loan and securities balances and an increase in lower-yielding other earning asset balances, primarily short-term cash investments that resulted from the increase in on-balance-sheet liquidity in 2011. Cost of average interest-bearing liabilities decreased 10 bp primarily due to a decrease in deposit costs, which reflected the sustained low market interest rate environment and lower deposit pricing in 2012, and a decrease in the average balance of FHLB advances and other borrowings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

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

Net interest income decreased $1.5 million, or 25.0%, to $4.6 million in 2012, compared to $6.2 million in 2011. The decrease was due to a 24.7% decrease in interest income, partially offset by a 24.3% decrease in interest expense. Interest income decreased due to a decrease in both the average yield and average balance of interest-earning assets. The average yield on interest-earning assets decreased to 3.48% in 2012, from 3.82% in 2011. The decrease in average yield on interest-earning assets was due to a loan mix and loan repricing. Average interest-earning assets decreased $44.6 million in 2012. The decrease in average interest-earning assets was due to a decrease in loan and securities balances. Interest expense decreased due to a decrease in both the average cost and average balance of interest-bearing liabilities. The average cost of interest-bearing liabilities decreased to 1.37% in 2012, from 1.47% in 2011. The decrease in average cost of interest-bearing liabilities was due to the sustained low market interest rates and reduced deposit pricing in the current year. Average interest-bearing liabilities decreased $44.8 million in 2012. The decrease in average interest-bearing liabilities was primarily due to a decrease in deposits, and to a lesser extent, a decrease in FHLB advances and other borrowings.

Interest income decreased $2.4 million, or 24.7%, to $7.3 million in 2012, compared to $9.7 million in 2011. The decrease in interest income was due to a decrease in income on loans and securities, partially offset by an increase in interest income on other interest earning assets.

Interest income on loans decreased $2.2 million, or 24.5%, to $6.8 million in 2012, compared to $9.0 million in 2011. The decrease in interest income on loans was due to both a decrease in average yield on loans and average loan balances. The average yield on loans decreased 24 bp to 5.06% in 2012, compared to 5.30% in 2011. The decrease in the average yield on loans was due to a decrease in loan balances with rates higher than current market rates due to repayments, lower market interest rates on new originations.

Interest income on securities decreased $204,000, or 48.3%, to $218,000 in 2012, compared to $422,000 in 2011. The decrease in interest income on securities was due to a decrease in both the average yield on securities and the average balance of securities. The average yield on securities decreased 53 bp to 1.28% in 2012, compared to 1.81% in 2011. The decrease in the average yield on securities was due to repayments on higher-yielding securities and securities purchases at lower market interest rates. The average balance of securities decreased $7.3 million and totaled $16.6 million in 2012, compared to $23.9 million in 2011. The decrease in the average balance of securities was due to sales, maturities and repayments in excess of purchases.

Interest income on Federal funds sold and other earning assets increased $17,000, or 11.2%, to $169,000 in 2012, compared to $152,000 in 2011 The increase in income was due to an increase in the average balance of these other earning assets associated with the increase in on- balance-sheet liquidity. The average balance of other earning assets decreased $2.0 million, or 3.5%, to $55.8 million in 2012, from $57.8 million in 2011.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Interest expense decreased $845,000, or 24.3%, to $2.6 million in 2012, compared to $3.5 million in 2011. The decrease in interest expense was due to a decrease in lower deposit balances, primarily CDARS and brokered CDs and due to repayment of advances in 2012.

Interest expense on deposits decreased $672,000, or 24.2%, to $2.1 million in 2012, compared to $2.8 million in 2011. The decrease in interest expense on deposits was due to a decrease in the average cost of deposits, and a decrease in average deposit balances. The average cost of deposits decreased 10 bp, to 1.20% in 2012, compared to 1.30% in 2011. The decrease in the average cost of deposits was due to sustained low market interest rates and reduced deposit pricing. Average deposit balances decreased $37.9 million, or 17.74%, to $175.8 million in 2012, compared to $213.8 million in 2011. The decrease in average deposit balances was primarily due to a decrease in certificate of deposit account balances, and, to a lesser extent, interest bearing checking and money market account balances. Management used certificate of deposit accounts, including brokered deposits, as one of CFBank’s asset/liability management strategies to build on-balance-sheet liquidity and lock-in the cost of longer-term liabilities at low market interest rates prior to receipt of the CFBank Order in May 2011. Brokered deposits generally cost more than traditional deposits and can negatively impact the overall cost of deposits. The average cost of brokered deposits increased 9 bp to 1.84% in 2012, from 1.75% in 2011, and was higher than the average cost of deposits in both years. Average brokered deposit balances decreased $21.8 million, or 34.4%, to $41.5 million in 2012 from $63.2 million in 2011. The decrease in average brokered deposit balances was due to maturities after receipt of the CFBank Order that were not replaced due to the prohibition on acceptance and renewal of brokered deposits. See the section titled “Financial Condition—Deposits” for further information on brokered deposits, and the section titled “Liquidity and Capital Resources” for a discussion of regulatory restrictions on CFBank’s use of brokered deposits.

Interest expense on FHLB advances and other borrowings, including subordinated debentures, decreased $173,000, or 24.8%, to $525,000 in 2012, compared to $698,000 in 2011. The decrease in interest expense on FHLB advances and other borrowings, including subordinated debentures, was primarily due to a decrease in the average balance of these borrowings, and, to a lesser extent, an increase in the average cost of borrowings. The average balance of FHLB advances and other borrowings, including subordinated debentures, decreased $6.9 million, to $16.7 million in 2012, compared to $23.6 million in 2011. The decrease in average balances was due to the repayment of FHLB advances with funds from the increase in cash and cash equivalents. The average cost of FHLB advances and other borrowings, including subordinated debentures, increased 19 bp, to 3.14% in 2012, compared to 2.95% in 2011. The increase in average cost of borrowing was due to maturities of lower cost advances, partially offset by higher short-term interest rates that increased the cost associated with the subordinated debentures in 2012.

Provision for loan losses. The provision for loan losses totaled $1.1 million in 2012, and decreased $2.2 million, compared to $3.4 million in 2011. The decrease in the provision for loan losses in 2012 was due to a 23.4% decrease in nonperforming loans, a 31.1% decrease in classified and criticized loans, a 42.7% decrease in past due loans and a .6% increase in overall loan portfolio balances compared to 2011. The level of the provision for loan losses during 2012 and 2011 was primarily a result of adverse economic conditions in our market area that continue to negatively impact our borrowers, our loan performance and our loan quality. See the section titled “Financial Condition – Allowance for loan losses” for additional information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net charge-offs totaled $2.0 million, or 1.49% of average loans, in 2012, compared to $7.0 million, or 4.14% of average loans, in 2011. The decrease in net charge-offs in 2012 was primarily in the multi-family residential real estate loan portfolio and, to a lesser extent, the commercial and commercial real estate portfolios. The following table presents information regarding net charge-offs for 2012 and 2011.

	2012	2011
	(Dollars in thousands)
Commercial	$(281)	$1,082
Single-family residential real estate	55	117
Multi-family residential real estate	774	3,158
Commercial real estate	1,329	2,450
Home equity lines of credit	109	214
Other consumer loans	16	5

Total	$2,002	$7,026

Noninterest income. Noninterest income totaled $1.0 million and decreased $118,000, or 10.5%, in 2012, compared to $1.1 million in 2011. The decrease in noninterest income was primarily due to a $210,000 decrease in net gains on sales of securities and a $26,000 decrease in service charges on deposit accounts partially offset by a $110,000 increase in net gains on sales of loans.

Net gains on sales of securities totaled $143,000 and decreased $210,000, or 59.5%, in 2012 compared to $353,000 in 2011. The decrease in gains on sales of securities was primarily due to a $10.1 million decrease in securities sold. Securities sold totaled $2.1 million in 2012, compared to $12.2 in 2011.

Net gains on sales of loans totaled $404,000 and increased $110,000, or 37.4%, in 2012 compared to $294,000 in 2011. The increase in net gains on sales of loans in 2012 was due to improved pricing. Originations totaled $30.5 million in 2012, and decreased $5.6 million, or 15.5%, compared to $36.0 million in 2011. The decrease in originations was partially due to having fewer mortgage loan originators during most of 2012. The number of originators has started to increase as a result of the capital raise and the resulting plan to increase loans and mortgage production. As a result, gains on sales of loans are expected to increase.

Noninterest expense. Noninterest expense decreased $1.1 million, or 11.5%, and totaled $8.3 million in 2012, compared to $9.4 million in 2011. The decrease in noninterest expense was primarily due to decreases in foreclosed assets expense, FDIC premiums, franchise taxes, professional fees, advertising and promotion and depreciation expense.

Foreclosed assets expense totaled $652,000 in 2012, compared to $1.2 million in 2011. The decrease was primarily related to $329,000 gain on sales of REO properties and lower write-downs experienced in 2012.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Occupancy and equipment expense decreased $9,000, or 3.2%, and totaled $269,000 in 2012, compared to $278,000 in 2011. The decrease was primarily related to a decrease in common area maintenance expense.

Director fees decreased $62,000, or 34.3%, and totaled $119,000 in 2012, compared to $181,000 in 2011. The decrease was primarily related to the suspense of director fees for the last quarter of 2012.

FDIC premiums decreased $124,000, or 18.1%, and totaled $563,000 in 2012, compared to $687,000 in 2011. The decrease was primarily related to a lower assessment base.

Regulatory assessment decreased $25,000, or 14.9%, and totaled $143,000 in 2012, compared to $168,000 in 2011. The lower assessment was primarily related to lower total assets in 2012.

Other insurance increased $18,000, or 13.3%, and totaled $153,000 in 2012, compared to $135,000 in 2011. The increase was primarily related to higher premiums resulting from CFBank’s financial performance and regulatory issues.

Salaries and employee benefits decreased $137,000, or 3.4%, and totaled $3.9 million in 2012, compared to $4.0 million in 2011. The decrease was primarily related to lower compensation costs due to lower staffing levels in the current year.

Data processing expense increased $19,000, or 3.3%, and totaled $588,000 in 2012, compared to $569,000 in 2011. The increase was primarily due to a one time implementation fee for a new product.

Franchise taxes decreased $34,000 or 13.4%, and totaled $219,000 in 2012, compared to $253,000 in 2011. The decrease was due to lower equity at CFBank at December 31, 2011, which is the basis for 2012 state franchise taxes.

Professional fees decreased $84,000, or 8.9%, and totaled $860,000 in 2012, compared to $944,000 in 2011. The decrease was primarily related to lower legal fees associated with regulatory issues offset by an increase in Registrar and Transfer fees related to the reverse stock split. Corporate and regulatory legal fees decreased $125,000, or 74.9%, and totaled $42,000 in 2012 compared to $167,000 in 2011. Management expects legal fees related to corporate and regulatory matters to continue at this level.

Advertising and promotion decreased $7,000 or 18.9%, and totaled $30,000 in 2012, compared to $37,000 in 2011. The decrease was due to management’s decision to reduce expenditures for these items in the current year.

Depreciation expense decreased $147,000, or 38.3%, and totaled $237,000 in 2012, compared to $384,000 in 2010. The decrease was due to a number of assets being fully depreciated at December 31, 2011.

The ratio of noninterest expense to average assets increased to 3.62% in 2012, from 3.43% in 2011. The efficiency ratio increased to 137.98% in 2012, from 117.62% in 2011 due to a decrease in net interest income and noninterest income (excluding gains on sales of securities) in 2012.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income taxes. The Company recorded a deferred tax valuation allowance which reduced the deferred tax asset to zero beginning in 2009 and continuing through the year ended December 31, 2012. As such, there was no income tax benefit recorded for the year ended December 31, 2012.

Comparison of Results of Operations for 2011 and 2010

General. Net loss totaled $5.4 million, or $7.09 per diluted common share, in 2011, compared to a net loss of $6.9 million, or $8.85 per diluted common share, in 2010. The net loss for 2011 was primarily due to a $3.4 million provision for loan losses and $1.2 million in foreclosed assets expense. The net loss for 2010 was primarily related to an $8.5 million provision for loan losses.

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

Interest expense on deposits decreased $538,000, or 16.2%, to $2.8 million in 2011, compared to $3.3 million in 2010. The decrease in interest expense on deposits was due to a decrease in the average cost of deposits, partially offset by an increase in average deposit balances. The average cost of deposits decreased 26 bp, to 1.30% in 2011, compared to 1.56% in 2010. The decrease in the average cost of deposits was due to sustained low market interest rates and reduced deposit pricing. Average deposit balances increased $810,000, or .4%, to $213.8 million in 2011, compared to $213.0 million in 2010. The increase in average deposit balances was primarily due to an increase in certificate of deposit account balances, and, to a lesser extent, interest bearing checking account and savings account balances, partially offset by a decrease in money market account balances. Management used certificate of deposit accounts, including brokered deposits, as one of CFBank’s asset/liability management strategies to build on-balance-sheet liquidity and lock-in the cost of longer-term liabilities at low market interest rates prior to receipt of the CFBank Order in May 2011. Brokered deposits generally cost more than traditional deposits and can negatively impact the overall cost of deposits. The average cost of brokered deposits decreased 22 bp to 1.75% in 2011, from 1.97% in 2010, and was higher than the average cost of deposits in both years. Average brokered deposit balances decreased $6.4 million, or 9.2%, to $63.2 million in 2011 from $69.6 million in 2010. The decrease in average brokered deposit balances was due to maturities after receipt of the CFBank Order that were not replaced due to the prohibition on acceptance and renewal of brokered deposits. See the section titled “Financial Condition—Deposits” for further information on brokered deposits, and the section titled “Liquidity and Capital Resources” for a discussion of regulatory restrictions on CFBank’s use of brokered deposits.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net gains on sales of loans totaled $294,000 and decreased $572,000, or 66.1%, in 2011 compared to $866,000 in 2010. The decrease in net gains on sales of loans in 2011 was due to lower mortgage loan originations and, consequently, fewer loan sales, than in 2010. Originations totaled $36.0 million in 2011, and decreased $43.5 million, or 54.7%, compared to $79.5 million in 2010. The decrease in originations was partially due to having six fewer mortgage loan originators in the current year. The number of originators decreased as a result of attrition and termination of originators with low production. Additionally, the First-Time Home Buyer Credit, which was extended for purchases made through April 30, 2010 by The Worker, Homeownership and Business Assistance Act of 2009, positively impacted originations in 2010. If market mortgage interest rates increase or the housing market deteriorates further, mortgage production and resultant gains on sales of loans could decrease.

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

Director fees increased $44,000, or 32.1%, and totaled $181,000 in 2011, compared to $137,000 in 2010. The increase was primarily related to a $50,000 increase in fees paid to the former Chairman of the Board, who is independent of management, for additional duties since his election to chairmanship in June 2010.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

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

	For the Years Ended December 31,
	2012			2011			2010
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate
	(Dollars in thousands)
Interest-earning assets:
Securities (1) (2)	$16,632	$218	1.28%	$23,886	$422	1.81%	$25,160	$658	2.69%
Loans and loans held for sale (3)	134,397	6,795	5.06%	169,771	8,999	5.30%	214,747	11,813	5.50%
Other earning assets	55,772	169	0.30%	57,769	152	0.26%	23,960	61	0.25%
FHLB stock	1,942	86	4.43%	1,942	83	4.27%	1,942	85	4.38%

Total interest-earning assets	208,743	7,268	3.48%	253,368	9,656	3.82%	265,809	12,617	4.76%
Noninterest-earning assets	19,969			19,441			19,039

Total assets	$228,712			$272,809			$284,848

Interest-bearing liabilities:
Deposits	$175,840	2,108	1.20%	$213,762	2,780	1.30%	$212,952	3,318	1.56%
FHLB advances and other borrowings	16,714	525	3.14%	23,639	698	2.95%	29,264	865	2.96%

Total interest-bearing liabilities	192,554	2,633	1.37%	237,401	3,478	1.47%	242,216	4,183	1.73%
Noninterest-bearing liabilities	20,653			22,700			23,289

Total liabilities	213,207			260,101			265,505
Equity	15,505			12,708			19,343

Total liabilities and equity	$228,712			$272,809			$284,848

Net interest-earning assets	$16,189			$15,967			$23,593

Net interest income/interest rate spread		$4,635	2.11%		$6,178	2.35%		$8,434	3.03%

Net interest margin			2.22%			2.44%			3.18%

Average interest-earning assets to average interest-bearing liabilities	108.41%			106.73%			109.74%

(1)	Average balance is computed using the carrying value of securities.

Average yield is computed using the historical amortized cost average balance for available for sale securities.

(2)	Average yields and interest earned are stated on a fully taxable equivalent basis.
(3)	Average balance is computed using the recorded investment in loans net of the ALLL and includes nonperforming loans.

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

	Year Ended			Year Ended
	December 31, 2012			December 31, 2011
	Compared to Year Ended			Compared to Year Ended
	December 31, 2011			December 31, 2010
	Increase (decrease) due to			Increase (decrease) due to
	Rate	Volume	Net	Rate	Volume	Net
	(Dollars in thousands)
Interest-earning assets:
Securities (1)	$(100)	$(104)	$(204)	$(205)	$(31)	$(236)
Loans and loans held for sale	(400)	(1,804)	(2,204)	(417)	(2,397)	(2,814)
Other earning assets	22	(5)	17	2	89	91
FHLB stock	3	—	3	(2)	—	(2)

Total interest-earning assets	(475)	(1,913)	(2,388)	(622)	(2,339)	(2,961)
Interest-bearing liabilities:
Deposits	(205)	(467)	(672)	(551)	13	(538)
FHLB advances and other borrowings	42	(215)	(173)	(4)	(163)	(167)

Total interest-bearing liabilities	(163)	(682)	(845)	(555)	(150)	(705)

Net change in net interest income	$(312)	$(1,231)	$(1,543)	$(67)	$(2,189)	$(2,256)

(1)	Securities amounts are presented on a fully taxable equivalent basis.

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

Management actively monitors and manages interest rate risk. The primary objective in managing interest rate risk is to limit, within established guidelines, the adverse impact of changes in interest rates on our net interest income and capital. We measure the effect of interest rate changes on CFBank’s economic value of equity (EVE), which is the difference between the estimated market value of its assets and liabilities under different interest rate scenarios. The change in the EVE ratio is a long-term measure of what might happen to the market value of financial assets and liabilities over time if interest rates changed instantaneously and the Company did not change existing strategies. At December 31, 2012, CFBank’s EVE ratios, using interest rate shocks ranging from a 400 bp rise in rates to a 200 bp decline in rates are shown in the following table. All values are within the acceptable range established by CFBank’s Board of Directors.

Economic Value of Equity as a Percent of Assets (CFBank only)
Basis Point Change in Rates	EVE Ratio
+400	14.50%
+300	14.30%
+200	14.00%
+100	13.60%
0	13.20%
-100	12.40%
-200	11.90%

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

We continue to originate most fixed-rate single-family residential real estate loans for sale rather than retain long-term, low fixed-rate loans in portfolio. Residential mortgage loan origination volumes are affected by market interest rates on loans. Rising interest rates generally are associated with a lower volume of loan originations, while falling interest rates are usually associated with higher loan originations. Our ability to generate gains on sales of mortgage loans is significantly dependent on the level of originations. Changes in interest rates, prepayment speeds and other factors may also cause the value of our loans held for sale to change.

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

Due to the current historic low level of market interest rates in 2010 through 2012, the terms of some liabilities were extended to fix their cost at low levels and to protect net interest margin should interest rates rise. See the section titled “Financial Condition – Deposits” for information regarding the use of brokered deposits to extend liabilities and increase on-balance-sheet liquidity.

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

The following table summarizes CFBank’s cash available from liquid assets and borrowing capacity at December 31, 2012 and 2011.

	2012	2011
	(Dollars in thousands)
Cash, unpledged securities and deposits in other financial institutions	$32,396	$63,959
Additional borrowing capacity at the FHLB	7,460	3,503
Additional borrowing capacity at the FRB	14,859	14,764
Unused commercial bank line of credit	1,000	1,000

Total	$55,715	$83,226

As a result of the losses in 2009, 2010 and the first quarter of 2011, management was concerned that CFBank would be restricted from accepting or renewing brokered deposits, in addition to other regulatory restrictions, and moved aggressively prior to receipt of the CFBank Order in May 2011 to build liquidity to deal with the level of nonperforming assets, potential retail deposit outflow and potential decreased borrowing capacity from the FHLB and the FRB. Cash available from liquid assets and borrowing capacity decreased $27.5 million, or 33%, to $55.7 million at December 31, 2012 from $83.2 million at December 31, 2011, impacted by CFBank’s $13.7 million increase in equity related to the Holding Company’s $22.5 million stock offering, excluding expenses.

Cash, unpledged securities and deposits in other financial institutions decreased $31.6 million, or 49.3%, during 2012. The decrease was primarily due to brokered and retail deposits maturities, and the mortgage purchase program.

CFBank’s additional borrowing capacity with the FHLB increased to $7.5 million at December 31, 2012 from $3.5 million at December 31, 2011 primarily due to repayment of $5.7 million in maturing advances, partially offset by a decrease in the balance of eligible loans pledged as collateral for advances. In April 2012, CFBank was notified by the FHLB that, due to regulatory considerations, CFBank is only eligible for future advances with a maximum maturity of 30 days.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

CFBank’s additional borrowing capacity at the FRB increased to $14.9 million at December 31, 2012 from $14.8 million at December 31, 2011. In addition, CFBank is once again eligible for participating in the FRB’s primary credit program, providing CFBank access to short-term funds at any time, for any reason, based on the collateral pledged.

CFBank’s borrowing capacity with both the FHLB and FRB may be negatively impacted by changes such as, but not limited to, further tightening of credit policies by the FHLB or FRB, deterioration in the credit performance of CFBank’s loan portfolio or CFBank’s financial performance, or a decrease in the balance of pledged collateral.

CFBank had a $1.0 million unused line of credit with one commercial bank at December 31, 2012, and 2011.

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

Prior to receipt of the CFBank Order in May 2011, we used brokered deposits as an element of a diversified funding strategy and an alternative to borrowings. As a result of the CFBank Order, we are prohibited from accepting or renewing brokered deposits without FDIC approval. We have the ability to seek wholesale deposits that are not considered brokered deposits. At December 31, 2012, CFBank had $32.0 million in brokered deposits with maturity dates from January 2013 through August 2016. At December 31, 2012, cash, unpledged securities and deposits in other financial institutions totaled $32.3 million and were sufficient to cover all brokered deposit maturities.

The prohibition on brokered deposits limits CFBank’s ability to participate in the CDARS program and impacts our liquidity management. Although CFBank customers participate in the CDARS program, CDARS deposits are considered brokered deposits by regulation. We expect brokered deposits, including customer deposits in the CDARS program to continue to decrease as a result of the prohibition on brokered deposits contained in the CFBank Order and due to CFBank’s focus on lower cost retail deposits.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

CFBank relies on competitive interest rates, customer service, and relationships with customers to retain deposits. To promote and stabilize liquidity in the banking and financial services sector, the FDIC, as included in the Dodd-Frank Act as previously discussed, permanently increased deposit insurance coverage from $100,000 to $250,000 per depositor. CFBank is a participant in the FDIC’s program which provides unlimited deposit insurance coverage, through December 31, 2012, for noninterest bearing transaction accounts. Based on our historical experience with deposit retention, current retention strategies and participation in programs offering additional FDIC insurance protection, we believe that, although it is not possible to predict future terms and conditions upon renewal, a significant portion of existing non-brokered deposits may remain with CFBank. Deposit retention may be negatively impacted by other factors, including, but not limited to, additional restrictions or penalties imposed by regulators pursuant to the Orders.

The Holding Company, as a savings and loan holding company, has more limited sources of liquidity than CFBank. In general, in addition to its existing liquid assets, sources of liquidity include funds raised in the securities markets through debt or equity offerings, dividends received from its subsidiaries or the sale of assets. Pursuant to the Holding Company Order, the Holding Company may not, directly or indirectly, incur, issue, renew, rollover, or pay interest or principal on any debt or commit to do so, increase any current lines of credit, or guarantee the debt of any entity, without prior written notice to and written non-objection from the FED. In addition, the Holding Company may not declare, make, or pay any cash dividends or other capital distributions or purchase, repurchase or redeem or commit to purchase, repurchase, or redeem any Holding Company equity stock without the prior written non-objection of the FED. The Holding Company Order does not restrict the Holding Company’s ability to raise funds in the securities markets through equity offerings. See the section titled “Financial Condition – Stockholders’ equity” for a discussion of the registered common stock offering announced by the Company.

The Holding Company at December 31, 2012, as a result of the Capital Raise, has adequate funds to meet its operating expenses for several years. The Holding Company’s current cash requirements include operating expenses and exclude interest on subordinated debentures, which have been deferred, as discussed below.

Annual debt service on the subordinated debentures is currently approximately $180,000. The subordinated debentures have a variable rate of interest, reset quarterly, equal to the three-month LIBOR plus 2.85%. The total rate in effect was 3.21% at December 31, 2012. An increase in the three-month LIBOR would increase the debt service requirement of the subordinated debentures. Annual dividends on the now retired preferred stock were approximately $361,300 at the current 5% level, which was scheduled to increase to 9% after February 14, 2014. The Board of Directors elected to defer the quarterly dividend payments related to the Preferred Stock beginning with the November 15, 2010 payment, and the quarterly interest payments on the subordinated debentures beginning with the December 30, 2010 payment, in order to preserve cash at the Holding Company. As a result of the Capital Raise the Company requested the FRB to approve paying the deferred interest current, which was approved as a single event, consistent with the Order whereby the Holding Company may not pay interest on the subordinated debentures without the prior written notice to and written non-objection from the FED.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Banking regulations limit the amount of dividends that can be paid to the Holding Company by CFBank without prior regulatory approval. Generally, financial institutions may pay dividends without prior approval as long as the dividend is not more than the total of the current calendar year-to-date earnings plus any earnings from the previous two years not already paid out in dividends, and as long as the financial institution remains well capitalized after the dividend payment. As of December 31, 2012, CFBank may pay no dividends to the Holding Company without receiving the prior written approval of the OCC. Pursuant to the CFBank Order, CFBank may not declare or pay dividends or make any other capital distributions without receiving prior written approval of the OCC. Future dividend payments by CFBank to the Holding Company would be based on future earnings and regulatory approval. The payment of dividends from CFBank to the Holding Company is not likely to be approved by the OCC while CFBank is suffering losses.

A portion of the proceeds from the completed common stock offering has been retained by the Holding Company for general corporate purposes and is estimated to be sufficient to support the Holding Company’s cash requirements for several years.

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

Determination of the allowance for loan losses. The ALLL represents management’s estimate of probable incurred credit losses in the loan portfolio at each balance sheet date. The allowance consists of general and specific components. The general component covers loans not classified as impaired and is based on historical loss experience, adjusted for current factors. Current factors considered include, but are not limited to, management’s oversight of the portfolio, including lending policies and procedures; nature, level and trend of the portfolio, including past due and nonperforming loans, loan concentrations, loan terms and other characteristics; current economic conditions and outlook; collateral values; and other items. The specific component of the ALLL relates to loans that are individually classified as impaired. Loans exceeding policy thresholds are regularly reviewed to identify impairment. A loan is impaired when, based on current information and events, it is probable that CFBank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. Determining whether a loan is impaired and whether there is an impairment loss requires judgment and estimates, and the eventual outcomes may differ from estimates made by management. The determination of whether a loan is impaired includes: review of historical data; judgments regarding the ability of the borrower to meet the terms of the loan; an evaluation of the collateral securing the loan and estimation of its value, net of selling expenses, if applicable; various collection strategies; and other factors relevant to the loan or loans. Impairment is measured based on the fair value of collateral, less costs to sell, if the loan is collateral dependent, or alternatively, the present value of expected future cash flows discounted at the loan’s effective rate, if the loan is not collateral dependent. When the selected measure is less than the recorded investment in the loan, an impairment loss is recorded. As a result, determining the appropriate level for the ALLL involves not only evaluating the current financial situation of individual borrowers or groups of borrowers, but also current predictions about future events that could change before an actual loss is determined. Based on the variables involved and the fact that management must make judgments about outcomes that are inherently uncertain, the determination of the ALLL is considered to be a critical accounting policy. Additional information regarding this policy is included in the previous section titled “Financial Condition—Allowance for loan losses” and in Notes 1, 4 and 6 to our consolidated financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Valuation of the deferred tax asset.

In line with the Cease and Desist Order the Company needed to embark on a recapitalization program through the sale of $19.5 million in additional common stock in order to improve capitalization for the Bank and provide working capital in the holding company. In negotiations with the Treasury Department as to the redemption of $7,500 in TARP obligations, the Company needed to further increase the recapitalization by $3.0 million. The recapitalization was closed at the maximum $22.5 million level through the issuance of 15.0 million shares of common stock. As a result of the change in stock ownership associated with the stock offering completed in August 2012, within the guidelines of Section 382 of the Internal Revenue Code of 1986, the Company incurred an ownership change. At year-end 2012, the Company had net operating loss carryforwards of $25,941, which expire at various dates from 2024 to 2032, and alternative minimum tax credit carryforwards of $60, which do not expire. As a result, its ability to utilize carryforwards that arose before the stock offering closed is limited to $163 per year. Due to this limitation, management determined it is more likely than not that $20,342 of net operating loss carryforwards will expire unutilized and, as required by accounting standards, reduced deferred tax assets and the valuation allowance by $6,916 to reflect this lost realizability.

The Company maintained a valuation allowance against deferred tax assets at December 31, 2012 and December 31, 2011, based on its estimate of future reversal and utilization. When determining the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded as a benefit, the Company conducts a regular assessment of all available information. This information includes, but is not limited to, taxable income in prior periods, projected future income and projected future reversals of deferred tax items. Based on these criteria, the Company determined that it was necessary to establish a full valuation allowance against the entire net deferred tax asset.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Federal income tax laws provided additional deductions, totaling $2,250, for thrift bad debt reserves established before 1988. Accounting standards do not require a deferred tax liability to be recorded on this amount, which otherwise would total $765 at year-end 2012. However, if CFBank were wholly or partially liquidated or otherwise ceases to be a bank, or if tax laws were to change, this amount would have to be recaptured and a tax liability recorded. Additionally, any distributions in excess of CFBank’s current or accumulated earnings and profits would reduce amounts allocated to its bad debt reserve and create a tax liability for CFBank. The amount of additional taxable income created by such a distribution is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Thus, if CFBank makes a distribution that reduces the amount allocated to its bad debt reserve, then approximately one and one-half times the amount used would be includible in gross income for federal income tax purposes, assuming a 34% corporate income tax rate. CFBank does not intend to make distributions that would result in a recapture of any portion of its bad debt reserve.

At December 31, 2012 and 2011, the Company had no unrecognized tax benefits recorded. The Company does not expect the amount of unrecognized tax benefits to significantly change within the next twelve months.

At December 31, 2012, the valuation allowance totaled $3.1 million, compared to $8.6 million at December 31, 2011. Additional information is included in Notes 1 and 14 to our consolidated financial statements.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Market Prices and Dividends Declared

The common stock of Central Federal Corporation trades on the Nasdaq® Capital Market under the symbol “CFBK.” As of December 31, 2012, there were 15,824,710 shares of common stock outstanding.

The following table shows the quarterly reported high and low sales prices of the common stock during 2012 and 2011 (a one-for-five stock split occurred effective May 4, 2012). There were no dividends declared during 2012 or 2011.

	High	Low
2012
First quarter	$5.00	$3.00
Second quarter*	3.49	2.40
Third quarter*	3.68	1.26
Fourth quarter	1.60	1.15

	High	Low
2011
First quarter	$11.30	$2.55
Second quarter	7.65	2.65
Third quarter	5.25	3.30
Fourth quarter	5.00	3.05

*	Note: On May 4, 2012, a one-for-five reverse stock split was effective and on August 20, 2012, the capital raise was completed, resulting in the issuance of 15.0 million new shares of common stock at $1.50 per share

On July 13, 2011, the Holding Company received notice from NASDAQ that it did not comply with the minimum bid price requirement for continued listing on the NASDAQ Capital Market because the bid price for its common stock had fallen below $1.00 per share for the 30 consecutive business days prior to the date of that notice. On January 10, 2012, the Holding Company was advised that the NASDAQ Capital Market had determined that we were eligible for an additional 180 day calendar period, until July 9, 2012, to regain compliance with the minimum closing bid price requirement for continued listing on the NASDAQ Capital Market. To regain compliance, the Holding Company completed a one-for-five reverse stock split, as previously authorized by the shareholders, effective May 4, 2012.

The Holding Company is now in compliance with the minimum bid price requirements for continued listing on the NASDAQ Capital Market, and the Holding Company’s common stock continues to trade on NASDAQ under the symbol “CFBK”.

Pursuant to the Holding Company Order, the Holding Company may not declare, make, or pay any cash dividends (including dividends on the Preferred Stock, or its common stock) or other capital distributions or purchase, repurchase or redeem or commit to purchase, repurchase, or redeem any Company equity stock without the prior written non-objection of the FED. The FED provided a non-objection to redeem TARP in September 2012. Additional information is contained in the section titled “Financial Condition—Stockholders’ equity” and in Notes 2 and 17 to our consolidated financial statements.

CENTRAL FEDERAL CORPORATION

Fairlawn, Ohio

ANNUAL REPORT

December 31, 2012 and 2011

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2012.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

This annual report does not contain an audit report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to audit by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Timothy T. O’Dell

Chief Executive Officer,

Thad R. Perry, CPA (Inactive)

President, Treasurer and Interim Chief Financial Officer

April 1, 2013

2.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Central Federal Corporation

Fairlawn, Ohio

We have audited the accompanying consolidated balance sheets of Central Federal Corporation as of December 31, 2012 and 2011 and the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Federal Corporation as of December 31, 2012 and 2011 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

The Company has experienced recurring losses in 2012, 2011 and 2010 from operations due to elevated levels of loan losses and non-performing assets. As a result, the Company and its wholly owned subsidiary (CF Bank) are currently operating under Regulatory Orders that require, among other items, higher levels of regulatory capital at CFBank and restrictions on the ability to pay dividends. Failure to comply with these regulatory orders could subject the Company to additional enforcement actions. See note 2 for a discussion of the Regulatory Orders and Management’s Plans.

/s/ Crowe Horwath LLP

Crowe Horwath LLP

Cleveland, Ohio

April 1, 2013

CENTRAL FEDERAL CORPORATION

CONSOLIDATED BALANCE SHEETS

December 31, 2012 and 2011

(Dollars in thousands except per share data)

	2012	2011
ASSETS
Cash and cash equivalents	$25,152	$61,436
Interest-bearing deposits in other financial institutions	2,726	1,984
Securities available for sale	17,639	18,516
Loans held for sale, at fair value	623	1,210
Loans, net of allowance of $5,237 and $6,110	153,043	151,160
FHLB stock	1,942	1,942
Foreclosed assets, net	1,525	2,370
Premises and equipment, net	5,317	5,534
Assets held for sale	167	167
Other intangible assets	49	89
Bank owned life insurance	4,405	4,273
Accrued interest receivable and other assets	2,447	2,239

	$215,035	$250,920

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Noninterest bearing	$18,008	$18,409
Interest bearing	155,500	198,640

Total deposits	173,508	217,049
Long-term FHLB advances	10,000	15,742
Advances by borrowers for taxes and insurance	241	159
Accrued interest payable and other liabilities	2,488	2,871
Subordinated debentures	5,155	5,155

Total liabilities	191,392	240,976
Stockholders’ equity
Preferred stock, Series A, $.01 par value; aggregate liquidation value $7,691 in 2011 1,000,000 shares authorized; 7,225 shares issued in 2011	—	7,120
Common stock, $.01 par value, shares authorized: 50,000,000 in 2012 and 2011 shares issued: 15,936,417 in 2012 and 937,417 in 2011	159	9
Additional paid-in capital	47,919	27,837
Accumulated deficit	(21,297)	(22,163)
Accumulated other comprehensive income	107	386
Treasury stock, at cost; 111,707 shares	(3,245)	(3,245)

Total stockholders’ equity	23,643	9,944

	$215,035	$250,920

See accompanying notes.

4.

CENTRAL FEDERAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2012, 2011 and 2010

(Dollars in thousands except per share data)

	2012	2011	2010
Interest and dividend income
Loans, including fees	$6,795	$8,999	$11,813
Securities	218	422	658
FHLB stock dividends	86	83	85
Federal funds sold and other	169	152	61

	7,268	9,656	12,617
Interest expense
Deposits	2,108	2,780	3,318
Long-term FHLB advances and other debt	345	530	698
Subordinated debentures	180	168	167

	2,633	3,478	4,183

Net interest income	4,635	6,178	8,434
Provision for loan losses	1,129	3,375	8,468

Net interest income after provision for loan losses	3,506	2,803	(34)
Noninterest income
Service charges on deposit accounts	245	271	294
Net gains on sales of loans	404	294	866
Net gains on sales of securities	143	353	468
Earnings on bank owned life insurance	132	130	126
Other	81	75	40

	1,005	1,123	1,794
Noninterest expense
Salaries and employee benefits	3,906	4,043	4,211
Occupancy and equipment	269	278	203
Data processing	588	569	625
Franchise taxes	219	253	338
Professional fees	860	944	995
Director fees	119	181	137
Postage, printing and supplies	172	131	151
Advertising and promotion	30	37	107
Telephone	66	74	106
Loan expenses	137	81	83
Foreclosed assets, net	652	1,187	4
Depreciation	237	384	508
FDIC premiums	563	687	581
Amortization of intangibles	40	40	40
Regulatory assessment	143	168	120
Other insurance	153	135	63
Other	123	159	160

	8,277	9,351	8,432

Loss before income taxes	(3,766)	(5,425)	(6,672)
Income tax expense	—	—	198

Net loss	(3,766)	(5,425)	(6,870)
Preferred stock dividends and accretion of discount on preferred stock	(328)	(425)	(410)
Discount on redemption of preferred stock	4,960	—	—

Earnings (loss) available to common stockholders	$866	$(5,850)	$(7,280)

Earnings (loss) per common share:
Basic	$0.14	$(7.09)	$(8.85)
Diluted	$0.14	$(7.09)	$(8.85)

See accompanying notes.

5.

CENTRAL FEDERAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Years ended December 31, 2012, 2011 and 2010

(Dollars in thousands except per share data)

	2012	2011	2010
Net loss	$(3,766)	$(5,425)	$(6,870)
Other comprehensive loss:
Unrealized holding gains (losses) arising during the period related to investment securities available for sale:
Unrealized net gains (losses)	(136)	67	436
Related income tax expense	—	—	—

Net unrealized gains (losses)	(136)	67	436
Less: reclassification adjustment for net gains realized during the period on investment securities available for sale:
Realized net gains	143	353	468
Related income tax expense	—	—	—

Net realized gains	143	353	468

Other comprehensive loss	(279)	(286)	(32)

Comprehensive loss	$(4,045)	$(5,711)	$(6,902)

See accompanying notes.

6.

CENTRAL FEDERAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years ended December 31, 2012, 2011 and 2010

(Dollars in thousands except per share data)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Treasury Stock	Total Stockholders’ Equity
Balance at January 1, 2010	$7,021	$9	$27,772	$(9,034)	$704	$(3,245)	$23,227
Net loss				(6,870)			(6,870)
Other comprehensive loss					(32)		(32)
Accretion of discount on preferred stock	48			(48)			—
Release of 564 stock-based incentive plan shares, net of forfeitures			5	1			6
Tax effect from vesting of stock-based incentive plan shares			19				19
Stock option expense, net of forfeitures			1				1
Preferred stock dividends				(362)			(362)

Balance at December 31, 2010	7,069	9	27,797	(16,313)	672	(3,245)	15,989
Net loss				(5,425)			(5,425)
Other comprehensive loss					(286)		(286)
Accretion of discount on preferred stock	51			(51)			—
Release of 2,426 stock-based incentive plan shares			23				23
Stock option expense, net of forfeitures			17				17
Preferred stock dividends				(374)			(374)

Balance at December 31, 2011	7,120	9	27,837	(22,163)	386	(3,245)	9,944
Net loss				(3,766)			(3,766)
Other comprehensive loss					(279)		(279)
Accretion of discount on preferred stock	39			(39)			—
Release of 1,567 stock-based incentive plan shares, net of forfeitures			4				4
Stock option expense, net of forfeitures			7				7
Preferred stock dividends				(289)			(289)
Redemption of TARP obligations, including $801 of accrued dividends	(7,159)			4,960			(2,199)
Proceeds from issuance of 15.0 million shares in common stock offering, net of $2,279 for offering expenses		150	20,071				20,221

Balance at December 31, 2012	$—	$159	$47,919	$(21,297)	$107	$(3,245)	$23,643

See accompanying notes.

7.

CENTRAL FEDERAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2012, 2011 and 2010

(Dollars in thousands except per share data)

	2012	2011	2010
Net loss	$(3,766)	$(5,425)	$(6,870)
Adjustments to reconcile net loss to net cash from operating activities:
Provision for loan losses	1,129	3,375	8,468
Provision for losses on foreclosed assets	962	1,139	—
Valuation (gain) loss on mortgage servicing rights	(1)	(3)	1
Depreciation	237	384	508
Amortization, net	673	858	509
Net realized gains on sales of securities	(143)	(353)	(468)
Originations of loans held for sale	(30,461)	(36,035)	(79,506)
Proceeds from sale of loans held for sale	31,342	37,072	80,192
Net gains on sales of loans	(404)	(294)	(866)
Loss on disposal of premises and equipment	4	—	1
Loss on sale of assets held for sale	—	2	—
Gain on sale of foreclosed assets	(338)	(8)	—
Earnings on bank owned life insurance	(132)	(130)	(126)
Stock-based compensation expense	11	40	7
Change in deferred income taxes (net of change in valuation allowance)	—	—	198
Net change in:
Accrued interest receivable and other assets	(215)	(95)	632
Accrued interest payable and other liabilities	142	(46)	367

Net cash from (used by) operating activities	(960)	481	3,047
Cash flows from investing activities
Net increase in interest-bearing deposits in other financial institutions	(742)	(1,984)	—
Available-for-sale securities:
Sales	2,144	12,219	13,632
Maturities, prepayments and calls	11,497	9,878	7,173
Purchases	(13,447)	(12,473)	(28,599)
Loan originations and payments, net	(4,485)	36,247	18,086
Proceeds from sale of portfolio loans	—	—	10,073
Additions to premises and equipment	(24)	(69)	(56)
Proceeds from the sale of assets held for sale	—	533	—
Proceeds from the sale of foreclosed assets	1,720	1,000	—
Proceeds from mortgage insurance on foreclosed assets	73	—	—

Net cash from (used by) investing activities	(3,264)	45,351	20,309
Cash flows from financing activities
Net change in deposits	(43,621)	(10,417)	16,230
Net change in short-term borrowings from the FHLB and other debt	—	—	(2,065)
Repayments on long-term FHLB advances and other debt	(5,742)	(8,200)	(6,000)
Net change in advances by borrowers for taxes and insurance	82	(54)	52
Cash dividends paid on preferred stock	—	—	(271)
Redemption of TARP obligations	(3,000)	—	—
Net proceeds from issuance of common stock	20,221	—	—

Net cash from (used by) financing activities	(32,060)	(18,671)	7,946
Net change in cash and cash equivalents	(36,284)	27,161	31,302
Beginning cash and cash equivalents	61,436	34,275	2,973

Ending cash and cash equivalents	$25,152	$61,436	$34,275

Supplemental cash flow information:
Interest paid	$2,835	$3,366	$4,152
Income taxes paid	—	—	(25)
Supplemental noncash disclosures:
Transfers from loans to repossessed assets	$1,754	$—	$4,509
Premises and equipment transferred to assets held for sale	—	167	535
Loans issued to finance the sale of repossessed assets	171	—	—
Loans transferred from held for sale to portfolio	109	—	—

See accompanying notes.

8.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include Central Federal Corporation (the Holding Company), its wholly-owned subsidiaries, CFBank, Ghent Road, Inc., and Smith Ghent LLC, together referred to as “the Company”. Ghent Road, Inc. was formed in 2006 and owns the land adjacent to the Company’s corporate office while Smith Ghent LLC owns the CFBank corporate office building. Intercompany transactions and balances are eliminated in consolidation.

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

On August 20, 2012, the Company successfully completed a registered common stock offering. Net proceeds from the offering totaled $20,221 after consideration of $2,279 of offering costs. The capital raise resulted in 15 million additional common shares being issued at the price of $1.50 per share.

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

Home equity lines of credit: Home equity lines of credit include both loans we originate for portfolio and purchased loans. We originate home equity lines of credit to customers generally within our primary market area. Home equity lines of credit are variable rate loans and the interest rate adjusts monthly at various margins above the prime rate of interest as disclosed in The Wall Street Journal. The margin is based on certain factors including the loan balance, value of collateral, election of auto-payment, and the borrower’s FICO® score. The amount of the line is based on the borrower’s credit, income and equity in the home. When combined with the balance of the prior mortgage liens, these lines generally may not exceed 89.9% of the appraised value of the property at the time of the loan commitment. The lines are secured by a subordinate lien on the underlying real estate and are, therefore, vulnerable to declines in property values in the geographic areas where the properties are located. Credit approval for home equity lines of credit requires income sufficient to repay principal and interest due, stability of employment, an established credit record and sufficient collateral. Collectibility of home equity lines of credit are dependent on the borrower’s continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. In 2005 and 2006, we purchased home equity lines of credit collateralized by properties located throughout the United States. The purchased home equity lines of credit present higher risk than the home equity lines of credit we originate for our portfolio as they include properties in geographic areas that have experienced significant declines in housing values, such as California, Florida and Virginia. The collateral values associated with certain loans in these states have declined by up to approximately 50% since these loans were originated in 2005 and 2006, and as a result, some loan balances exceed collateral values. We continue to monitor collateral values and borrower FICO® scores on both purchased and portfolio loans and, when the situation warrants, have frozen the lines of credit.

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

Servicing fee income, which is reported on the income statement as loan servicing fees, net is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal, or a fixed amount per loan, and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Loan servicing fees, net totaled $26, $22 and $21 for the years ended December 31, 2012, 2011 and 2010, respectively. Late fees and ancillary fees related to loan servicing are not material.

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

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A full valuation allowance was recorded in 2009 to reduce the carrying amount of the Company’s net deferred tax asset to zero. See Note 14 – Income Taxes.

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

Reclassifications and Reverse Stock Split: Some items in the prior period financial statements were reclassified to conform to the current presentation. Reclassifications did not impact prior period net loss or total stockholders’ equity. On May 4, 2012, the Company completed a 1-for-5 reverse stock split, whereby every 5 shares of the Company’s common stock were reclassified into one share of common stock. All share and per share amounts for all periods presented have been adjusted to reflect the reverse split as though it had occurred prior to the earliest period presented.

18.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings (Loss) Per Common Share: Basic earnings (loss) per common share is net income (loss) available to common stockholders divided by the weighted average number of common shares outstanding during the period. All outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options and the common stock warrant. Earnings and dividends per share are restated for all reverse stock splits through the date of issuance of the financial statements.

Comprehensive Income (Loss): Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale, which are also recognized as a separate component of equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any such matters that will have a material effect on the financial statements. See Note 25 – Contingent Liabilities.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank (FRB) is required to meet regulatory reserve and clearing requirements. Cash on deposit with the FHLB includes $3,300 pledged as collateral for FHLB advances.

Equity: Treasury stock is carried at cost. The carrying value of preferred stock and the common stock warrant is based on allocation of issuance proceeds, net of issuance costs, in proportion to their relative fair values. Preferred stock is carried net of the discount established through the allocation of proceeds.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by CFBank to the Holding Company or by the Holding Company to stockholders. On December 5, 2008, the Company issued 7,225 shares of Central Federal Corporation Fixed Rate Cumulative Perpetual Preferred Stock, Series A (Preferred Stock) to the United States Department of the Treasury (U.S. Treasury) under the Troubled Asset Relief Program (TARP) Capital Purchase Program. This Preferred Stock has since been retired as a part of the agreement with U.S. Treasury to retire all portions of the TARP obligation in September 2012. As defined in Note 2 – Regulatory Order Considerations and Management’s Plans, the Holding Company may not declare, make, or pay any cash dividends or other capital distributions or purchase, repurchase or redeem or commit to purchase, repurchase, or redeem any Holding Company equity stock without the prior written non-objection of the Board of Governors of the Federal Reserve System (FED).

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

Adoption of New Accounting Standards:

ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs amends FASB ASC Topic 820, Fair Value Measurements , to bring U.S. GAAP for fair value measurements in line with International Accounting Standards. The ASU clarifies existing guidance for items such as: the application of the highest and best use concept to non-financial assets and liabilities; the application of fair value measurement to financial instruments classified in a reporting entity’s stockholders’ equity; and disclosure requirements regarding quantitative information about unobservable inputs used in the fair value measurements of level 3 assets. The ASU also creates an exception to Topic 820 for entities which carry financial instruments within a portfolio or group, under which the entity is now permitted to base the price used for fair valuation upon a price that would be received to sell the net asset position or transfer a net liability position in an orderly transaction. The ASU also allows for the application of premiums and discounts in a fair value measurement if the financial instrument is categorized in level 2 or 3 of the fair value hierarchy. Lastly, the ASU contains new disclosure requirements regarding fair value amounts categorized as level 3 in the fair value hierarchy such as: disclosure of the valuation process used; effects of and relationships between unobservable inputs; usage of nonfinancial assets for purposes other than their highest and best use when that is the basis of the disclosed fair value; and categorization by level of items disclosed at fair value, but not measured at fair value for financial statement purposes. For public entities, this ASU is effective for interim and annual periods beginning after December 15, 2011. Early adoption was not permitted. The adoption of this ASU did not have a significant impact on the Company’s consolidated financial statements.

20.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This update provides an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. The amendments do not affect how earnings per share is calculated or presented. This update is effective for fiscal years and interim periods beginning after December 15, 2011 and is to be applied retrospectively. The adoption of this ASU did not have a significant impact on the Company’s consolidated financial statements. The Company has presented comprehensive income in a separate Consolidated Statements of Comprehensive Loss for the years ended December 31, 2012, 2011, and 2010.

In December, 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update 2011-05 . In response to stakeholder concerns regarding the operational ramifications of the presentation of these reclassifications for current and previous years, the FASB has deferred the implementation date of this provision to allow time for further consideration. The requirement in ASU 2011-05, Presentation of Comprehensive Income, for the presentation of a combined statement of comprehensive income or separate, but consecutive, statements of net income and other comprehensive income is still effective for fiscal years and interim periods beginning after December 15, 2011 for public companies, and fiscal years ending after December 15, 2011 for nonpublic companies. The adoption of this ASU did not have a significant impact on the Company’s consolidated financial statements.

Effect of Newly Issued But Not Yet Effective Accounting Standards:

In December, 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities, in an effort to improve comparability between U.S. GAAP and international financial reporting standards (“IFRS”) financial statements with regard to the presentation of offsetting assets and liabilities on the statement of financial position arising from financial and derivative instruments, and repurchase agreements. The ASU establishes additional disclosures presenting the gross amounts of recognized assets and liabilities, offsetting amounts, and the net balance reflected in the statement of financial position. Descriptive information regarding the nature and rights of the offset must also be disclosed. The new standard is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Company does not expect this ASU to have a significant impact on its consolidated financial statements.

21.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In January 2013, the FASB issued ASU No. 2013-01, Balance Sheet (Topic 210); Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. The main objective of this standards update is to address implementation issues about the scope of Accounting Standards Update No. 2011-11, Balance Sheet (Topic 210): Disclosures About offsetting Assets and Liabilities. The amendments clarify that the scope of Update 2011-11 applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. An entity is required to apply the amendments for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the required disclosures retrospectively for all comparative period presented. The Company does not expect this ASU to have a significant impact on its consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220); Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The objective of this Update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this Update require an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2015. The Company does not expect this ASU to have a significant impact on its consolidated financial statements.

22.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 2 – REGULATORY ORDER CONSIDERATIONS AND MANAGEMENT’S PLANS

REGULATORY ORDER CONSIDERATIONS:

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

The Holding Company Order requires it, among other things, to: (i) submit by every December 31 a capital plan to regulators that establishes a minimum tangible capital ratio commensurate with the Holding Company’s consolidated risk profile, reduces the risk from current debt levels and addresses the Holding Company’s cash flow needs; (ii) not pay cash dividends, redeem stock or make any other capital distributions without prior regulatory approval; (iii) not pay interest or principal on any debt or increase any Holding Company debt or guarantee the debt of any entity without prior regulatory approval; (iv) obtain prior regulatory approval for changes in directors and senior executive officers; and (v) not enter into any new contractual arrangement related to compensation or benefits with any director or senior executive officer without prior notification to regulators.

The CFBank Order requires it, among other things, to: (i) maintain 8% core capital and 12% total risk-based capital, after establishing an adequate allowance for loan and lease losses; (ii) submit every December 31 a capital and business plan to regulators that describes strategies to meet these required capital ratios and contains operating strategies to achieve realistic core earnings; (iii) raise capital to reach the required levels; (iv) not originate, participate in or acquire any nonresidential real estate loans or commercial loans not in line with agreed Board approval conditions, loan policies and credit administration procedures; (v) adopt a revised credit administration policy, problem asset reduction plan, management succession plan and liquidity management policy; (vi) limit asset growth in line with the Business Plan absent prior regulatory approval for additional growth; (vii) not pay cash dividends or make any other capital distributions without prior regulatory approval; (viii) obtain prior regulatory approval for changes in directors and senior executive officers; (ix) not enter into any new contractual arrangement related to compensation or benefits with any director or senior executive officer without prior notification to regulators; (x) not enter into any significant arrangement or contract with a third party service provider without prior regulatory approval; and (xi) comply with the Federal Deposit Insurance Corporation (FDIC) limits on brokered deposits. As a result of the CFBank Order, we are prohibited from offering above-market interest rates and are subject to market rates published by the FDIC when offering deposits to the general public. As a result of the CFBank Order, CFBank is considered “adequately capitalized” for regulatory purposes. If CFBank’s capital falls below the levels to be considered adequately capitalized, it may be subject to substantially greater regulatory scrutiny, including the imposition of additional restrictions on our operations.

23.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 2 – REGULATORY ORDER CONSIDERATIONS AND MANAGEMENT’S PLANS (continued)

The Company has been unprofitable for the past three years. If we do not generate profits in the future, our capital levels will be negatively impacted and the regulators could take additional enforcement action against us, including the imposition of further operating restrictions.

Because CFBank is under a regulatory order, it is prohibited from accepting or renewing brokered deposits, including reciprocal deposits in the Certificate of Deposit Account Registry Service (CDARS) program, without FDIC approval. CFBank received limited waivers from the prohibition on renewal of reciprocal CDARS deposits from the FDIC, each for 90 day periods which expired on September 20, 2011, December 19, 2011, March 18, 2012, June 16, 2012, September 14, 2012, December 13, 2013, and a current limited waiver which expires on March 13, 2013. The current limited waiver allows CFBank to roll over or renew core deposits in the reciprocal CDARS program that have yet to mature or have matured and remained with CFBank between December 14, 2012 and March 13, 2013. Management intends to submit additional requests for waivers in the future; however, there can be no assurance that the requests will be granted by the FDIC or that customers will roll over or renew their CDARS deposits even if CFBank is granted additional waivers. On February 28, 2013, CFBank received a waiver for a 90-day period to allow the bank to renew deposits under the CDARS program. The 90-day waiver period runs from March 14, 2013, through June 12, 2013.

The prohibition on brokered deposits significantly limits CFBank’s ability to participate in the CDARS program and impacts CFBank’s liquidity management. As a result of the losses in 2009, 2010 and the first quarter of 2011, management had been concerned that CFBank would be restricted from accepting or renewing brokered deposits, in addition to other regulatory restrictions, and moved aggressively in 2011, prior to receipt of the CFBank Order, to build on-balance-sheet liquidity to deal with scheduled brokered deposit maturities and the potential impact of other regulatory restrictions on liquidity. This practice is no longer being followed. At December 31, 2012, CFBank had $32,095 in brokered deposits with maturity dates from January 2013 through August 2016. At December 31, 2012, cash, unpledged securities and deposits in other financial institutions totaled $32,396, which is sufficient to cover brokered deposit maturities in 2013. Brokered deposit maturities over the next four years are as follows:

December 31, 2013	$16,851
December 31, 2014	5,199
December 31, 2015	9,422
December 31, 2016	623

$32,095

24.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 2 – REGULATORY ORDER CONSIDERATIONS AND MANAGEMENT’S PLANS (continued)

The Holding Company is dependent on dividends from CFBank to provide the liquidity necessary to meet its obligations. As of December 31, 2011, pursuant to the CFBank Order, CFBank may not declare or pay dividends or make any other capital distributions without receiving the prior written approval of the OCC. Future dividend payments by CFBank to the Holding Company would be based on future earnings and the approval of the OCC. The payment of dividends from CFBank to the Holding Company is not likely to be approved by the OCC while CFBank is suffering losses.

The directives contained in the Orders, including higher capital requirements, requirements to reduce the level of our classified and criticized assets and various operating restrictions may impede our full ability to operate our business and compete effectively in our markets.

We have taken such actions as we believe are necessary to comply with all requirements of the Orders which are currently effective and we are continuing to work toward compliance with the provisions of the Orders having future compliance dates.

The following approvals, non-objections, notifications and waivers were received or provided with regard to the Orders:

•	approval was received from the Federal Reserve Bank of Cleveland on July 13, 2012 and regulatory non-objection was received from the OCC on August 23, 2012 for redemption of the TARP obligations;

•	approval was received from the FED on October 29, 2012 for payment of interest on the subordinated debentures;

•

regulatory non-objection was received from the OCC on June 14, 2012 and from the Federal Reserve Bank of Cleveland on June 20, 2012 for the additions of Timothy T. O’Dell, Thad R. Perry, Robert E. Hoeweler, James Howard Frauenberg, II and Donal Malenick as directors of the Company and CFBank, and Mr. O’Dell, Mr. Perry as Chief Executive Officer and President, respectively, of the Company and CFBank;

•	notification of new contractual arrangements related to compensation or benefits for new senior executive officers was provided to the FED and OCC on September 24, 2012;

•

the contingency plan requirement was extended by the OCC until the earlier of 15 days after termination of the stock offering or January 31, 2012, and further extended by the OCC to 90 days after FED approval of the standby purchasers’ change-in-control application;

•

the requirement for regulatory approval to originate, participate in or acquire any nonresidential real estate loans or commercial loans was waived by OCC on November 9, 2011, subject to certain Board approval conditions, loan policies and credit administration procedures.

25.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 2 – REGULATORY ORDER CONSIDERATIONS AND MANAGEMENT’S PLANS (continued)

The requirements of the Orders will remain in effect until terminated, modified or suspended by our regulators.

Capital Raise

The Company announced the terms of a registered common stock offering of up to $30,000 on August 9, 2011. The registered common stock offering consisted of a $24,965 rights offering and a $5,035 offering to a group of standby purchasers. Under the terms of the rights offering, all record holders of the Company’s common stock as of February 8, 2012 received, at no charge, one subscription right for each share of common stock held as of the record date, which was prior to the 1 for 5 reverse stock split effective May 4, 2012. Each subscription right entitled the holder of the right to purchase 6.0474 shares of Company common stock (pre-split) at a subscription price of $1.00 per share (pre-split). Shares were also available to the public at $1.00 per share. In addition, for each three shares of common stock purchased, purchasers were to receive, at no charge, one warrant to purchase one additional share of common stock at a purchase price of $1.00 per share. The warrants were to be exercisable for three years. The Company had separately entered into a series of standby purchase agreements with a group of investors led by Timothy T. O’Dell, Thad R. Perry and Robert E. Hoeweler. Under the standby purchase agreements, the standby purchasers were to acquire 5.0 million shares of Company common stock at a price of $1.00 per share and receive warrants with the same terms and conditions as all purchasers in the rights offering. The standby purchasers had conditioned their purchase of shares of common stock upon the receipt by the Company of at least $16,500 in net proceeds from the rights offering. The registration statement related to the rights offering was filed with the SEC and became effective on February 8, 2012.

In April 2012, the Company suspended this offering and returned all subscriptions received. The Company subsequently modified the terms of the offering and filed post-effective amendments to its registration statement with the SEC, and the amended registration statement was declared effective on June 14, 2012.

The restructured registered common stock offering consisted of a rights offering of up to $18,000 and a $4,500 offering to a group of standby purchasers, as well as a public offering of any unsold shares. Under the terms of the rights offering, all holders of the Company’s common stock as of the record date, June 14, 2012, received, at no charge, one subscription right for each share of common stock held as of the record date, which was after the 1 for 5 reverse stock split effective May 4, 2012. Each subscription right entitled the holder of the right to purchase 14.5329 shares of Company common stock (post-split) at a subscription price of $1.50 per share (post-split). The rights offering period expired on July 16, 2012, and unsubscribed shares were made available to the public beginning on July 17, 2012 at $1.50 per share. The public offering of unsubscribed shares of common stock ended on August 14, 2012. The Company separately entered into a series of standby purchase agreements with a group of investors led by Timothy T. O’Dell, Thad R. Perry and Robert E. Hoeweler. Under the standby purchase agreements, the standby purchasers agreed to purchase 3.0 million shares of Company common stock at a price of $1.50 per share. The standby purchasers had conditioned their purchase of shares of common stock upon the receipt by the Company of at least $13,500 in net proceeds from the rights offering and public offering.

26.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 2 – REGULATORY ORDER CONSIDERATIONS AND MANAGEMENT’S PLANS (continued)

On August 20, 2012, the Company announced the successful completion of its restructured registered common stock offering. The Company sold 15.0 million shares of its common stock (including shares sold to the standby purchasers) at $1.50 per share, resulting in gross proceeds of $22,500 before expenses of $2,279.

A portion of the proceeds from the restructured registered common stock offering was retained by the Holding Company for general corporate purposes and is estimated to be sufficient to support the Holding Company’s cash requirements for the foreseeable future based on its current business plan. The Holding Company and its subsidiaries, other than CFBank, had available cash of $4,673 at December 31, 2012. Holding Company cash provided from net proceeds of the stock offering was reduced by $3,000 for redemption of the TARP obligations and a $13,500 capital contribution to CFBank to improve its capital ratios and support future growth and expansion, bringing CFBank into compliance with the capital ratios required by the CFBank Order. See Note 17 – Preferred Stock and Note 18 – Common Stock Warrant for additional information on redemption of the TARP obligations. The Holding Company’s current cash requirements include debt service on the subordinated debentures and operating expenses. See Note 12 – Subordinated Debentures for additional information on debt service requirements of the subordinated debentures. Management believes the Holding Company’s liquidity is sufficient at December 31, 2012.

27.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 3 – SECURITIES

The following table summarizes the amortized cost and fair value of the available-for-sale securities portfolio at December 31, 2012 and 2011 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2012
Corporate debt	$4,429	$—	$64	$4,365
State and municipal	2,006	—	20	1,986
Issued by U.S. government-sponsored entities and agencies:
Mortgage-backed securities—residential	1,399	87	—	1,486
Collateralized residential mortgage obligations	9,698	117	13	9,802

Total	$17,532	$204	$97	$17,639

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2011
Issued by U.S. government-sponsored entities and agencies:
Mortgage-backed securities—residential	$1,475	$198	$—	$1,673
Collateralized residential mortgage obligations	16,655	204	16	16,843

Total	$18,130	$402	$16	$18,516

There was no OTTI recognized in accumulated other comprehensive income for securities available for sale at December 31, 2012 or 2011.

The proceeds from sales of securities and the associated gains in 2012 and 2011 are listed below.

	2012	2011	2010
Proceeds	$2,144	$12,219	$13,632
Gross gains	143	353	468
Gross losses	—	—	—
Tax effect—expense	$—	$—	$159

28.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 3 – SECURITIES (continued)

The amortized cost and fair value of debt securities at year-end 2012, by contractual maturity. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.

	Amortized Cost	Fair Value
Due in one year or less	$50	$50
Due after one year through five years	6,385	6,301
Mortgage-backed securities	1,399	1,486
Collateralized mortgage obligations	9,698	9,802

Total	$17,532	$17,639

Fair value of securities pledged was as follows:

	2012	2011
Pledged as collateral for:
FHLB advances	$4,707	$9,336
Public deposits	2,199	2,820
Customer repurchase agreements	—	3,557
Interest-rate swaps	1,511	1,464

Total	$8,417	$17,177

At year-end 2012 and 2011, there were no holdings of securities of any one issuer, other than U.S. government-sponsored entities and agencies, in an amount greater than 10% of stockholders’ equity.

29.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 3 – SECURITIES (continued)

The following table summarizes securities with unrealized losses at December 31, 2012 and December 31, 2011 aggregated by major security type and length of time in a continuous unrealized loss position.

December 31, 2012	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Corporate debt	$4,365	$64	$—	$—	$4,365	$64
State and municipal	1,936	20	—	—	1,936	20
Issued by U.S. government-sponsored entities and agencies:
Collateralized mortgage obligations	1,673	13	—	—	1,673	13

Total temporarily impaired	$7,974	$97	$—	$—	$7,974	$97

December 31, 2011	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Issued by U.S. government-sponsored entities and agencies:
Collateralized mortgage obligations	$2,882	$16	$—	$—	$2,882	$16

Total temporarily impaired	$2,882	$16	$—	$—	$2,882	$16

The unrealized losses in Corporate debt and State and Municipal Securities in 2012 are related to multiple securities. Because the decline in fair value is attributable to changes in market conditions, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell these securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2012. The unrealized loss at December 31, 2012 and December 31, 2011 in Collateralized Mortgage Obligations is related to two Ginnie Mae collateralized mortgage obligations. These securities carry the full faith and credit guarantee of the U.S. government. Because the decline in fair value is attributable to changes in market conditions, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely that it will not be required to sell these securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2012.

30.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 4 – LOANS

Loans at year-end were as follows:

	2012	2011
Commercial	$25,408	$25,994
Real estate:
Single-family residential	43,058	18,214
Multi-family residential	21,576	27,163
Commercial	54,291	69,757
Construction	14	—
Consumer:
Home equity lines of credit	12,963	14,921
Other	970	1,221

Subtotal	158,280	157,270
Less: ALLL	(5,237)	(6,110)

Loans, net	$153,043	$151,160

Mortgage Purchase Program

On December 11, 2012 the Bank entered into a Mortgage Purchase Program with Northpointe Bank (Northpointe), a Michigan banking corporation. At December 31, 2012, CFBank held $25,373 of such loans which have been included in single family residential loan totals above. Through a participation agreement, CFBank agreed to purchase from Northpointe 75% interest in fully underwritten and pre-sold mortgage loans originated by various prescreened mortgage brokers located throughout the U.S. The participation agreement provides for CFBank to purchase individually (MERS registered) loans from Northpointe and hold them until funded by the end investor. The mortgage loan investors include Fannie Mae and Freddie Mac, and other major financial institutions such as Wells Fargo Bank. This process on average takes approximately 14 days. Given the short term nature of each of these individual loans, common credit risks such as past due, impairment and TDR, nonperforming, and nonaccrual classification are substantially reduced. The maximum aggregate purchase interest shall not exceed $45,000. Northpointe maintains a 25% ownership interest in each loan it participates. The agreement further calls for full control to be relinquished by the Broker to Northpointe and its participants with recourse to the broker after 120 days, at the sole discretion of Northpointe. As such, these purchased loans are classified as portfolio loans. These loans are 100% risk rated for CFBank capital adequacy purposes.

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

The following tables present the activity in the ALLL by portfolio segment for the year ended December 31, 2012 and 2011:

December 31, 2012:
		Real Estate				Consumer
	Commercial	Single-family	Multi-family	Commercial	Construction	Home equity lines of credit	Other	Total
Beginning balance	$2,281	$207	$1,470	$1,863	$—	$272	$17	$6,110
Addition to (reduction in) provision for loan losses	(1,251)	180	700	1,412	—	78	10	1,129
Charge-offs	(99)	(64)	(796)	(1,467)	—	(126)	(39)	(2,591)
Recoveries	380	9	22	138	—	17	23	589

Ending balance	$1,311	$332	$1,396	$1,946	$—	$241	$11	$5,237

December 31, 2011:
		Real Estate				Consumer
	Commercial	Single-family	Multi-family	Commercial	Construction	Home equity lines of credit	Other	Total
Beginning balance	$1,879	$241	$2,520	$4,719	$74	$303	$22	$9,758
Addition to (reduction in) provision for loan losses	1,481	83	2,108	(406)	(74)	183	—	3,375
Charge-offs	(1,296)	(124)	(3,167)	(2,652)	—	(241)	(18)	(7,498)
Recoveries	214	7	9	202	—	27	13	472
Reclass of ALLL on loan-related commitments (1)	3	—	—	—	—	—	—	3

Ending balance	$2,281	$207	$1,470	$1,863	$—	$272	$17	$6,110

32.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

(1)	Reclassified from (to) accrued interest payable and other liabilities in the consolidated balance sheet.

Activity in the ALLL was as follows:

2010
Beginning balance	$7,090
Provision for loan losses	8,468
Reclassification of ALLL on loan-related commitments (1)	10
Loans charged-off	(6,165)
Recoveries	355

Ending balance	$9,758

(1)	Reclassified from (to) accrued interest payable and other liabilities in the consolidated balance sheet.

33.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 4 – LOANS (continued)

The following table presents the balance in the ALLL and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2012:

		Real Estate				Consumer
	Commercial	Single-family	Multi-family	Commercial	Construction	Home equity lines of credit	Other	Total
ALLL:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$609	$71	$24	$126	$—	$—	$—	$830
Collectively evaluated for impairment	702	261	1,372	1,820	—	241	11	4,407

Total ending allowance balance	$1,311	$332	$1,396	$1,946	$—	$241	$11	$5,237

	—	—	—	—	—	—	—	—
Loans:
Individually evaluated for impairment	$1,091	$129	$2,167	$6,467	$—	$—	$—	$9,854
Collectively evaluated for impairment	24,317	42,929	19,409	47,824	14	12,963	970	148,426

Total ending loan balance	$25,408	$43,058	$21,576	$54,291	$14	$12,963	$970	$158,280

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

34.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 4 – LOANS (continued)

The following table presents loans individually evaluated for impairment by class of loans as of and for the year ended December 31, 2012. The unpaid principal balance is the contractual principal balance outstanding. The recorded investment is the unpaid principal balance adjusted for partial charge-offs, purchase premiums and discounts, deferred loan fees and costs and includes accrued interest.

	Unpaid Principal Balance	Recorded Investment	ALLL Allocated	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial	$136	$121	$—	$503	$—
Real estate:
Single-family residential	—	—	—	—	—
Multi-family residential	2,001	1,879	—	2,223	—
Commercial:
Non-owner occupied	3,000	2,195	—	1,819	—
Owner occupied	2,195	1,244	—	1,258	—
Land	—	—	—	—	—
Construction	—	—	—	—	—
Consumer:
Home equity lines of credit:
Originated for portfolio	—	—	—	—	—
Purchased for portfolio	—	—	—	—	—
Other	—	—	—	—	—

Total with no allowance recorded	7,332	5,439	—	5,803	—
With an allowance recorded:
Commercial	970	970	609	658	5
Real estate:
Single-family residential	129	129	71	129	2
Multi-family residential	288	288	24	1,975	1
Commercial:
Non-owner occupied	2,239	2,239	105	2,650	56
Owner occupied	396	396	7	397	6
Land	438	393	14	396	6
Construction
Consumer:
Home equity lines of credit:
Originated for portfolio	—	—	—	—
Purchased for portfolio	—	—	—	—
Other	—	—	—	—

Total with an allowance recorded	4,460	4,415	830	6,205	76

Total	$11,792	$9,854	$830	$12,008	$76

35.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 4 – LOANS (continued)

The following table presents loans individually evaluated for impairment by class of loans as of December 31, 2011:

	Unpaid Principal Balance	Recorded Investment	ALLL Allocated	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial	$573	$47	$—	$1,171	$—
Real estate:
Single-family residential	—	—	—	23	—
Multi-family residential	6,748	4,996	—	3,396	—
Commercial:
Non-owner occupied	2,171	1,755	—	1,446	—
Owner occupied	876	446	—	1,017	—
Land	—	—	—	—	—
Consumer:
Home equity lines of credit:
Originated for portfolio	135	135	—	136	—

Total with no allowance recorded	10,503	7,379	—	7,189	—
With an allowance recorded:
Commercial	796	774	624	428	30
Real estate:
Multi-family residential	94	94	11	48	3
Commercial:
Non-owner occupied	2,823	2,823	210	1,322	85
Owner occupied	411	411	20	211	43
Land	766	650	32	681	42

Total with an allowance recorded	4,890	4,752	897	2,690	203

Total	$15,393	$12,131	$897	$9,879	$203

2010
Average of individually impaired loans during the year	$11,722
Interest income recognized during impairment	41

There was no cash basis interest income recognized during the years ended December 31, 2012, 2011 or 2010.

36.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 4 – LOANS (continued)

The following table presents the recorded investment in nonaccrual loans by class of loans as of December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011
Loans past due over 90 days still on accrual:
Real estate:
Commercial:	$—	$—
Non-owner occupied	—	—

Other consumer loans	—	—
Total over 90 days still on accrual loans	—	—
Nonaccrual loans:
Commercial	$714	$47
Real estate:
Single-family residential	113	736
Multi-family residential	2,082	4,996
Commercial:
Non-owner occupied	2,195	1,910
Owner occupied	1,243	446
Construction
Consumer:
Home equity lines of credit:
Originated for portfolio	—	157
Purchased for portfolio	9	9
Other consumer	—	—

Total nonaccrual loans	6,356	8,301

Total nonaccrual and nonperforming loans	$6,356	$8,301

Nonaccrual loans include both smaller balance single-family mortgage and consumer loans that are collectively evaluated for impairment and individually classified impaired loans.

37.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 4 – LOANS (continued)

The following table presents the aging of the recorded investment in past due loans by class of loans as of December 31, 2012:

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Loans Not Past Due	Nonaccrual Loans Not > 90 days Past Due
Commercial	$—	$65	$121	$186	$25,222	$593
Real estate:
Single-family residential	1,105	122	74	1,301	41,757	39
Multi-family residential	—	—	—	—	21,576	2,082
Commercial:
Non-owner occupied	40	—	1,611	1,651	28,299	583
Owner occupied	—	—	—	—	19,774	1,244
Land	—	—	—	—	4,568	—
Construction	—	—	—	—	14	—
Consumer:
Home equity lines of credit:
Originated for portfolio	20	—	—	20	10,699	—
Purchased for portfolio	—	—	9	9	2,235	—
Other	18	—	—	18	951	—

Total	$1,183	$187	$1,815	$3,185	$155,095	$4,541

The following table presents the aging of the recorded investment in past due loans by class of loans as of December 31, 2011:

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Loans Not Past Due	Nonaccrual Loans Not > 90 days Past Due
Commercial	$103	$—	$—	$103	$25,891	$47
Real estate:
Single-family residential	714	474	491	1,679	16,535	245
Multi-family residential	—	—	3,065	3,065	24,098	1,931
Commercial:
Non-owner occupied	173	275	68	516	35,899	1,842
Owner occupied	—	—	—	—	27,900	446
Land	—	—	—	—	5,442	—
Consumer:
Home equity lines of credit:
Originated for portfolio	22	—	135	157	12,126	22
Purchased for portfolio	—	—	9	9	2,629	—
Other	—	30	—	30	1,191	—

Total	$1,012	$779	$3,768	$5,559	$151,711	$4,533

38.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 4 – LOANS (continued)

TDRs:

The Company has allocated $830 and $897 of specific reserves to loans whose terms have been modified in TDRs as of December 31, 2012 and 2011. The Company has not committed to lend additional amounts as of December 31, 2012 or 2011 to customers with outstanding loans that are classified as TDRs.

During the year ended December 31, 2012, the terms of certain loans were modified as TDRs, where concessions had been granted to borrowers experiencing financial difficulties. The modification of the terms of such loans may have included one or a combination of the following: a reduction of the stated interest rate of the loan; an increase in the stated rate of interest lower than the current market rate for new debt with similar risk; an extension of the maturity date; or a change in the payment terms.

There were no modifications involving a reduction of the stated interest rate. Modifications involving an extension of the maturity date were for periods ranging from 2 months to 4 years.

The following table presents loans modified as TDRs by class of loans during the year ended December 31, 2012:

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial	2	$319	$319
Real estate:
Single-family residential	1	132	138
Multi-family residential	1	2,017	203
Commercial:
Non-owner occupied	1	478	428

Total	5	$2,946	$1,088

The TDRs described above increased the allowance for loan losses by $97 and resulted in charge-offs of $797 during the year ended December 31, 2012.

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

During 2012 there were no loans classified as troubled debt restructurings for which there was a payment default within twelve months following the modification. During the year ending 2011, there was one commercial loan with a total recorded investment of $47 at December 31, 2011 which had been modified as a TDR in May 2011 for which there was a payment default within twelve months following the modification.

The terms of certain other loans were modified during the year ended December 31, 2012 and 2011 that did not meet the definition of a TDR. These loans had a total recorded investment of $13,298 and $17,498 as of December 31, 2012 and 2011, respectively. The modification of these loans involved either a modification of the terms of a loan to borrowers who were not experiencing financial difficulties, a delay in a payment that was considered to be insignificant or there were no concessions granted.

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

40.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 4 – LOANS (continued)

Nonaccrual loans include loans that were modified and identified as TDRs and the loans are not performing. At December 31, 2012 and 2011, nonaccrual troubled debt restructurings were as follows:

	2012	2011
Commercial	$528	$47
Real estate:
Single-family residential	—
Multi-family residential	2,082	2,527
Commercial:
Non-owner occupied	388	—
Owner occupied	288	446

Total	$3,286	3,020

Nonaccrual loans at December 31, 2012 and 2011 do not include $3,684 and $4,597, respectively, in troubled debt restructurings where customers have established a sustained period of repayment performance, loans are current according to their modified terms and repayment of the remaining contractual payments is expected. These loans are included in total impaired loans.

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

42.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 4 – LOANS (continued)

Loans not meeting the criteria to be classified into one of the above categories are considered to be not rated or pass-rated loans. Loans listed as not rated are included in groups of homogeneous loans. Past due information is the primary credit indicator for groups of homogenous loans. Loans listed as pass-rated loans are loans that are subject to internal loan reviews and are determined not to meet the criteria required to be classified as special mention, substandard, doubtful or loss. The recorded investment in loans by risk category and by class of loans as of December 31, 2012 and based on the most recent analysis performed follows.

	Not Rated	Pass	Special Mention	Substandard	Total
Commercial	$285	$21,013	$2,637	$1,473	$25,408
Real estate:
Single-family residential	42,945	—	—	113	43,058
Multi-family residential	—	12,846	5,790	2,939	21,575
Commercial:
Non-owner occupied	322	21,147	2,995	5,486	29,950
Owner occupied	—	16,385	762	2,627	19,774
Land	119	987	434	3,028	4,568
Construction	—	14	—	—	14
Consumer:
Home equity lines of credit:
Originated for portfolio	10,719	—	—	—	10,719
Purchased for portfolio	1,800	—	435	9	2,244
Other	970	—	—	—	970

	$57,160	$72,392	$13,053	$15,675	$158,280

43.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 4 – LOANS (continued)

The recorded investment in loans by risk category and class of loans as of December 31, 2011 follows:

	Not Rated	Pass	Special Mention	Substandard	Doubtful	Total
Commercial	$432	$19,591	$2,062	$3,909		$25,994
Real estate:
Single-family residential	17,478	—	—	736		18,214
Multi-family residential	—	15,395	4,539	6,822	407	27,163
Commercial:
Non-owner occupied	365	22,159	5,717	8,176		36,417
Owner occupied	—	22,526	3,474	1,898		27,898
Land	954	1,123	—	3,365		5,442
Consumer:
Home equity lines of credit:
Originated for portfolio	12,126	—	—	157		12,283
Purchased for portfolio	2,182	—	447	9		2,638
Other	1,221	—	—	—		1,221

	$34,758	$80,794	$16,239	$25,072	$407	$157,270

44.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 5 – FORECLOSED ASSETS

Foreclosed assets at year-end were as follows:

	2012	2011
Commercial	$—	$—
Commercial real estate	1,525	3,509

Subtotal	1,525	3,509
Valuation allowance	—	(1,139)

Total	$1,525	$2,370

Activity in the valuation allowance was as follows:

	2012	2011	2010
Beginning of year	$1,139	$—	$—
Additions charged to expense	962	1,139	—
Direct write-downs	(2,101)	—	—

End of year	$—	$1,139	$—

Expenses related to foreclosed assets include:

	2012	2011	2010
Net loss (gain) on sales	$(338)	$(7)	$—
Provision for unrealized losses	962	1,139	—
Operating expenses, net of rental income	28	55	4

	$652	$1,187	$4

Foreclosed assets at December 31, 2012 related to two loans, while foreclosed assets at December 31, 2011 included three commercial real estate properties. During the year ended December 31, 2011, a $1,139 valuation allowance was established on one of the commercial real estate properties, undeveloped commercial real estate located in Columbus, Ohio, due to a decline in real estate values. This loan was further written down in September 2012 to approximately $447 and was then sold in December at an approximate gain of $288

45.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 6 – FAIR VALUE

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

Appraisals for both collateral-dependent impaired loans and foreclosed assets are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by a third-party appraisal management company approved by the Board of Directors annually. Once received, the loan officer or a member of the credit department reviews the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics. Appraisals are updated as needed based on facts and circumstances associated with the individual properties. Real estate appraisals typically incorporate measures such as recent sales prices for comparable properties. Appraisers may make adjustments to the sales prices of the comparable properties as deemed appropriate based on the age, condition or general characteristics of the subject property. Management applies an additional discount to real estate appraised values, typically to reflect changes in market conditions since the date of the appraisal and to cover disposition costs (including selling expenses) based on the intended disposition method of the property.

46.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 6 – FAIR VALUE (continued)

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

Assets and liabilities measured at fair value on a recurring basis, including financial assets and liabilities for which the Company has elected the fair value option, are summarized below:

Fair Value Measurements at December 31, 2012 Using Significant Other Observable Inputs (Level 2)
Financial Assets:
Securities available for sale:
Corporate debt	$4,365
State and municipal	1,986
Issued by U.S. government-sponsored entities and agencies:
Mortgage-backed securities - residential	1,486
Collateralized mortgage obligations	9,802

Total securities available for sale	$17,639

Loans held for sale	$623

Yield maintenance provisions (embedded derivatives)	$990

Interest rate lock commitments	$45

Financial Liabilities:
Interest-rate swaps	$990

47.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 6 – FAIR VALUE (continued)

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

The Company had no assets or liabilities measured at fair value on a recurring basis that were measured using Level 1 or Level 3 inputs at December 31, 2012 or 2011. There were no transfers of assets or liabilities measured at fair value between levels during 2012 or 2011.

48.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 6 – FAIR VALUE (continued)

Assets measured at fair value on a non-recurring basis are summarized below:

Fair Value Measurements at December 31, 2012 Using
Significant Unobservable Inputs (Level 3)
Impaired loans:
Commercial	$121
Real Estate:
Single-family residential	57
Multi-family residential	2,070
Commercial:
Non-owner occupied	1,806
Owner occupied	1,244
—
—

Total impaired loans	$5,298

	Fair Value Measurements at December 31, 2011 Using
	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Loan servicing rights	$9

Impaired loans:
Commercial		$108
Real Estate:
Multi-family residential		3,065
Commercial:
Non-owner occupied		2,887
Owner occupied		516
Land		233

Total impaired loans		$6,809

Foreclosed assets
Land		$1,209

49.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 6 – FAIR VALUE (continued)

The Company had no assets or liabilities measured at fair value on a non-recurring basis that were measured using Level 1 inputs at December 31, 2012 or 2011.

The impaired loan servicing rights, which are carried at fair value at December 31, 2012 are not material based on the value of the asset. Impaired loan servicing rights, which are carried at fair value, were carried at $9, which was made up of the amortized cost of $11, net of a valuation allowance of $2 at December 31, 2011.

Impaired loans that are measured for impairment using the fair value of the collateral for collateral dependent loans, had a principal balance of $5,909, with a valuation allowance of $611 at December 31, 2012, resulting in an additional provision for loan losses of $1,802 for the year ended December 31, 2012. Impaired loans carried at the fair value of collateral had an unpaid principal balance of $10,069 with no specific valuation allowance at December 31, 2011. The amount of charge-offs on these loans totaled $2,638 in 2011.

50.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 6 – FAIR VALUE (continued)

	Fair Value	Valuation Technique(s)	Unobservable Inputs	Range (Weighted Average)
Impaired loans:
Commercial	$121	Income approach	Adjustment for differences in net operating income expectations	-10.0%
Single-family residential	57	Comparable sales approach	Adjustment for differences between the comparable market transactions	2.3%
Commercial real estate:
Multi-family residential	2,070	Comparable sales approach	Adjustment for differences between the comparable market transactions	-39.0% to -27.1% (-32.7%)
Commercial:
Non-owner occupied	1,806	Comparable sales approach	Adjustment for differences between the comparable market transactions	-12.2% to 16.7% (-7.3%)
Owner occupied	1,244	Comparable sales approach	Adjustment for differences between the comparable market transactions	-6.3% to 0.5% (-0.8%)

51.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 6 – FAIR VALUE (continued)

Financial Instruments Recorded Using Fair Value Option

The Company has elected the fair value option for loans held for sale. These loans are intended for sale and the Company believes that the fair value is the best indicator of the resolution of these loans. Interest income is recorded based on the contractual terms of the loan and in accordance with the Company’s policy on loans held for investment. None of these loans were 90 days or more past due or on nonaccrual as of December 31, 2012 or December 31, 2011.

As of December 31, 2012 and December 31, 2011, the aggregate fair value, contractual balance (including accrued interest) and gain or loss was as follows:

	December 31, 2012	December 31, 2011
Aggregate fair value	$623	$1,210
Contractual balance	595	1,196
Gain	28	14

The total amount of gains and losses from changes in fair value included in earnings for the year ended December 31, 2012, 2011 and 2010 for loans held for sale were:

	2012	2011	2010
Interest income	$46	$40	$40
Interest expense	—	—	—
Change in fair value	14	(5)	19

Total change in fair value	$60	$35	$59

52.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 6 – FAIR VALUE (continued)

Carrying amount and estimated fair values of financial instruments at year-end were as follows:

	Fair Value Measurements at December 31, 2012 Using:
	Carrying Value	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$25,152	$25,152	$—	$—	$25,152
Interest-bearing deposits in other financial institutions	2,726	2,726		—	2,726
Securities available for sale	17,639	—	17,639	—	17,639
Loans held for sale	623	—	623	—	623
Loans, net	153,043	—	—	156,256	156,256
FHLB stock	1,942	—	—	—	n/a
Accrued interest receivable	105	10	95	—	105
Yield maintenance provisions (embedded derivatives)	990	—	990	—	990
Interest rate lock commitments	45	—	45	—	45
Financial liabilities
Deposits	$(173,508)	$(75,340)	$(99,946)	$—	$(175,286)
FHLB advances	(10,000)	—	(10,338)	—	(10,338)
Subordinated debentures	(5,155)	—	(2,999)	—	(2,999)
Accrued interest payable	(98)	—	(98)	—	(98)
Interest-rate swaps	(990)	—	(990)	—	(990)

53.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 6 – FAIR VALUE (continued)

The carrying amounts and estimated fair values of financial instruments at December 31, 2011 were as follows:

	December 31, 2011
	Carrying	Fair
	Amount	Value
Financial assets
Cash and cash equivalents	$61,436	$61,436
Interest-bearing deposits in other financial institutions	1,984	1,984
Securities available for sale	18,516	18,516
Loans held for sale	1,210	1,210
Loans, net	151,160	155,159
FHLB stock	1,942	n/a
Accrued interest receivable	92	92
Yield maintenance provisions (embedded derivatives)	999	999
Interest rate lock commitments	39	39
Financial liabilities
Deposits	$(217,049)	$(219,235)
FHLB advances	(15,742)	(16,327)
Subordinated debentures	(5,155)	(2,810)
Accrued interest payable	(300)	(300)
Interest-rate swaps	(999)	(999)

The methods and assumptions used to estimate fair value are described as follows.

Cash and Cash Equivalents

The carrying amounts of cash and short-term instruments approximate fair values and are classified as Level 1.

Interest-Bearing Deposits in Other Financial Institutions

The carrying amounts of interest bearing deposits in other financial institutions approximate fair values and are classified as Level 1.

FHLB Stock

It is not practical to determine the fair value of FHLB stock due to restrictions placed on its transferability.

Loans

Fair values of loans, excluding loans held for sale, are estimated as follows: For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values resulting in a Level 3 classification. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality resulting in a Level 3 classification. Impaired loans are valued at the lower of cost or fair value as described previously. The methods utilized to estimate the fair value of loans do not necessarily represent an exit price.

54.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 6 – FAIR VALUE (continued)

Deposits

The fair values disclosed for demand deposits (e.g., interest and noninterest bearing checking, passbook savings, and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amount) resulting in a Level 1 classification. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flows calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits resulting in a Level 2 classification.

Other Borrowings

The fair values of the Company’s long-term FHLB advances are estimated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements resulting in a Level 2 classification.

The fair values of the Company’s subordinated debentures are estimated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements resulting in a Level 2 classification.

Accrued Interest Receivable/Payable

The carrying amounts of accrued interest approximate fair value resulting in a Level 1 or 2 classification, consistent with the asset or liability with which they are associated.

Off-Balance-Sheet Instruments

The fair value of off-balance-sheet items is not considered material.

55.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 7 – LOAN SERVICING

Mortgage loans serviced for others are not reported as assets. The principal balances of these loans at year-end were as follows:

	2012	2011
Mortgage loans serviced for Freddie Mac	$10,433	$13,086

Custodial escrow balances maintained in connection with serviced loans were $199 and $219 at year-end 2012 and 2011.

Activity for mortgage servicing rights and the related valuation allowance follows:

	2012	2011	2010
Servicing rights, net of valuation allowance:
Beginning of year	$37	$57	$88
Additions	—	—	1
Amortized to expense	(9)	(23)	(31)
Change in valuation allowance	1	3	(1)

End of year	29	37	57

Valuation allowance:
Beginning of year	$2	$5	$4
Additions expensed	—	—	1
Reductions credited to operations	(1)	(3)	—

End of year	$1	$2	$5

The weighted average amortization period is 3.0 years.

56.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 8 – PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2012	2011
Land and land improvements	$1,679	$1,679
Buildings	5,792	5,776
Furniture, fixtures and equipment	2,858	2,867

	10,329	10,322
Less: accumulated depreciation	(5,012)	(4,788)

	$5,317	$5,534

Land improvements for the year ended December 31, 2011 were reduced by $167, transferred to assets held for sale, related to a parcel of land adjacent to the Company’s Fairlawn office that remains offered for sale.

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

57.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 9 – DEPOSITS

Time deposits of $100 or more were $68,719 and $98,934 at year-end 2012 and 2011.

Scheduled maturities of time deposits for the next five years were as follows:

2013	$46,715
2014	28,461
2015	20,989
2016	1,724
2017	279
Thereafter	—

Total	$98,168

Time deposits included $32,095 and $53,925 in brokered deposits at year-end 2012 and 2011. See Note 2 for description of regulatory restrictions on accepting and renewing brokered deposits.

58.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 10 – FEDERAL HOME LOAN BANK ADVANCES

At year end, long-term advances from the FHLB were as follows:

	Rate	December 31, 2012	December 31, 2011
Maturing:
April 2012	2.30%	$—	$5,000
June 2012	2.05%	—	742
January 2014	3.12%	5,000	5,000
May 2014	3.06%	5,000	5,000

Total		$10,000	$15,742

Each advance is payable at its maturity date, with a prepayment penalty for fixed-rate advances.

The advances were collateralized as follows:

	December 31, 2012	December 31, 2011
Single-family mortgage loans	$9,917	$11,141
Multi-family mortgage loans	4,968	4,222
Commercial real estate loans	1,185	3,384
Securities	4,707	9,336
Cash	3,300	800

Total	$24,077	$28,883

Based on the collateral pledged to FHLB and CFBank’s holdings of FHLB stock, CFBank was eligible to borrow up to a total of $17,460 from the FHLB at year-end 2012. The decrease in commercial real estate loans pledged to FHLB was due to the credit quality of certain loans previously pledged, as well as principal repayments and payoffs. In April 2012, CFBank was notified by the FHLB that, due to regulatory considerations, CFBank is only eligible for future advances with a maximum maturity of 30 days.

All payments over the next five years are due in 2014.

59.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 11 – OTHER BORROWINGS

At year-end 2012 and 2011, there were no outstanding borrowings with the FRB. Assets pledged as collateral with the FRB were as follows:

	December 31, 2012	December 31, 2011
Commercial loans	$9,352	$6,559
Commercial real estate loans	16,700	21,007

	$26,052	$27,566

Based on this collateral, CFBank was eligible to borrow up to $17,750 from the FRB at year-end 2012.

CFBank had a $1.0 million line of credit with one commercial bank at December 31, 2012. There was no outstanding balance on this line of credit. Interest on this line accrues daily and is variable based on the commercial bank’s cost of funds and current market returns

	2012	2011	2010
Commercial bank lines of credit
Average daily balance during the year	$—	$—	$—
Average interest rate during the year	0.38%	1.44%	3.25%
Maximum month-end balance during the year	$—	$—	$—
Weighted average interest rate at year-end	0.38%	0.38%	3.25%

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

Cumulative deferred interest payments through September 30, 2012 totalling $348 were paid current in December 2012 with the approval of the FED. Cumulative deferred payments subsequent to September 30, 2012 have been accrued and totaled $42 as of December 31, 2012. Cumulative deferred interest payments were $210 at December 31, 2011. Pursuant to the Holding Company Order, the Holding Company may not, directly or indirectly, incur, issue, renew, rollover, or pay interest or principal on any debt (including the subordinated debentures) or commit to do so, increase any current lines of credit, or guarantee the debt of any entity, without prior written notice to and written non-objection from the FED.

The subordinated debentures have a variable rate of interest, reset quarterly, equal to the three-month London Interbank Offered Rate plus 2.85%, which was 3.21% at year-end 2012 and 3.43% at year-end 2011.

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

The unfunded liability at June 30, 2012 totaled $38 and at June 30, 2011 was $277. CFBank’s contributions for the plan years ending June 30, 2013, June 30, 2012 and June 30, 2011, totaled $49, $91 and $60, respectively. Contributions to the plan may vary from period to period due to the change in the plan’s unfunded liability. The unfunded liability is primarily related to the change in plan assets and the change in plan liability from one year to the next. The change in plan assets is based on contributions deposited, benefits paid and the actual rate of return earned on those assets. The change in plan liability is based on demographic changes and changes in the interest rates used to determine plan liability. In the event the actual rate of return earned on plan assets decline, the value of the plan assets will decline. In the event the interest rates used to determine plan liability decrease, plan liability will increase. The combined effect of each change determines the change in the unfunded liability and the change in the employer contributions.

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

Funded status (market value of plan assets divided by funding target) based on valuation reports as of July 1, 2012 and 2011 was 96.83% and 80.00%, respectively.

Total contributions made to the Pentegra DB Plan, as reported on Form 5500, totaled $299,729 and $203,582 for the plan years ended June 30, 2011 and June 30, 2010, respectively. CFBank’s contributions to the Pentegra DB Plan were not more than 5% of the total contributions to the Pentegra DB Plan.

401(k) Plan: A 401(k) plan allows employee contributions up to the maximum amount allowable under federal tax regulations, which are currently matched in an amount equal to 25% of the first 8% of the compensation contributed. Expense for 2012, 2011 and 2010 was $33, $20 and $39, respectively.

62.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 13 – BENEFIT PLANS (continued)

Salary Continuation Agreement: In 2004, CFBank initiated a nonqualified salary continuation agreement for the former Chairman Emeritus. Benefits provided under the plan are unfunded, and payments are made by CFBank. Under the plan, CFBank pays him, or his beneficiary, a benefit of $25 annually for 20 years, beginning 6 months after his retirement date, which was February 28, 2008. The expense related to this plan totaled $47, $16 and $17 in 2012, 2011 and 2010, respectively. The accrual is included in accrued interest payable and other liabilities in the consolidated balance sheets and totaled $273 at year-end 2012 and $251 at year-end 2011.

Life Insurance Benefits: CFBank entered into agreements with certain employees, former employees and directors to provide life insurance benefits which are funded through life insurance policies purchased and owned by CFBank. The expense related to these benefits totaled $16, $10 and $7 in 2012, 2011 and 2010, respectively. The accrual for CFBank’s obligation under these agreements is included in accrued interest payable and other liabilities in the consolidated balance sheets and totaled $205 at year-end 2012 and $189 at year-end 2011.

63.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 14 – INCOME TAXES

Income tax expense was as follows:

	2012	2011	2010
Current federal	$—	$—	$198
Deferred federal	—	—	—

Total	$—	$—	$198

Effective tax rates differ from the federal statutory rate of 34% applied to loss before income taxes due to the following:

	2012	2011	2010
Federal statutory rate times financial statement income loss	$(1,280)	$(1,845)	$(2,269)
Effect of:
Bank owned life insurance income	(45)	(44)	(43)
Increase in deferred tax valuation allowance	$1,314	1,876	2,276
Other	11	13	234

	$—	$—	$198

Effective tax rate	0.0%	0.0%	-3.0%

64.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 14 – INCOME TAXES (continued)

Year-end deferred tax assets and liabilities were due to the following:

	2012	2011
Deferred tax assets:
Allowance for loan losses	$1,298	$1,775
Deferred loan fees	—	10
Post-retirement death benefits	70	64
Deferred compensation	93	85
Nonaccrual interest	83	80
Depreciation	71	41
Other real estate owned loss reserves	—	394
Tax mark-to-market adjustments on securities available for sale	36	131
Accrued stock awards	—	—
Net operating loss carryforward	1,904	6,628
Unrealized loss on securities available for sale	—	—
Other	72	79

	3,627	9,287
Deferred tax liabilities:
FHLB stock dividend	366	366
Mortgage servicing rights	9	12
Prepaid expenses	94	46
Unrealized gain on securities available for sale	36	131
Other	—	103

	505	658

Net deferred tax asset before valuation allowance	3,122	8,629
Deferred tax valuation allowance	(3,122)	(8,629)

Net deferred tax asset	$—	$—

65.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 14 – INCOME TAXES (continued)

Federal income tax laws provided additional deductions, totaling $2,250, for thrift bad debt reserves established before 1988. Accounting standards do not require a deferred tax liability to be recorded on this amount, which otherwise would total $765 at year-end 2012. However, if CFBank were wholly or partially liquidated or otherwise ceases to be a bank, or if tax laws were to change, this amount would have to be recaptured and a tax liability recorded. Additionally, any distributions in excess of CFBank’s current or accumulated earnings and profits would reduce amounts allocated to its bad debt reserve and create a tax liability for CFBank. The amount of additional taxable income created by such a distribution is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Thus, if CFBank makes a distribution that reduces the amount allocated to its bad debt reserve, then approximately one and one-half times the amount used would be includible in gross income for federal income tax purposes, assuming a 34% corporate income tax rate. CFBank does not intend to make distributions that would result in a recapture of any portion of its bad debt reserve.

As a result of the change in stock ownership associated with the stock offering completed in August 2012, within the guidelines of Section 382 of the Internal Revenue Code of 1986, the Company incurred an ownership change. At year-end 2012, the Company had net operating loss carryforwards of $25,941, which expire at various dates from 2024 to 2032, and alternative minimum tax credit carryforwards of $60, which do not expire. As a result, its ability to utilize carryforwards that arose before the stock offering closed is limited to $163 per year. Due to this limitation, management determined it is more likely than not that $20,342 of net operating loss carryforwards will expire unutilized and, as required by accounting standards, reduced deferred tax assets and the valuation allowance by $6,916 to reflect this lost realizability.

The Company maintained a valuation allowance against deferred tax assets at December 31, 2012 and December 31, 2011, based on its estimate of future reversal and utilization. When determining the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded as a benefit, the Company conducts a regular assessment of all available information. This information includes, but is not limited to, taxable income in prior periods, projected future income and projected future reversals of deferred tax items. Based on these criteria, the Company determined that it was necessary to establish a full valuation allowance against the entire net deferred tax asset.

66.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 14 – INCOME TAXES (continued)

At December 31, 2012 and 2011, the Company had no unrecognized tax benefits recorded. The Company does not expect the amount of unrecognized tax benefits to significantly change within the next twelve months.

The Company is subject to U.S. federal income tax and is no longer subject to federal examination for years prior to 2009.

NOTE 15 – RELATED-PARTY TRANSACTIONS

Loans to principal officers, directors and their affiliates during 2012 were as follows:

Beginning balance	$1,154
New loans	357
Effect of changes in composition of related parties	(1,463)
Repayments	4

Ending balance	$52

Deposits from principal officers, directors, and their affiliates at year-end 2012 and 2011 were $91 and $1,105.

NOTE 16 – STOCK-BASED COMPENSATION

The Company has three stock-based compensation plans (the Plans) as described below. Total compensation cost that has been charged against income for the Plans was $11, $40, and $6 for 2012, 2011 and 2010, respectively. The total income tax benefit was $1, $8, and $2, respectively.

The Original Plans, which are stockholder-approved, provide for stock option grants and restricted stock awards to directors, officers and employees. The 1999 Stock-Based Incentive Plan, which expired July 13, 2009, provided 38,778 shares for stock option grants and 15,511 shares for restricted stock awards. The 2003 Equity Compensation Plan (2003 Plan) as amended and restated, provided an aggregate of 100,000 shares for stock option grants and restricted stock awards, of which up to 30,000 shares could be awarded in the form of restricted stock awards. The 2009 Equity Compensation Plan, which was approved by stockholders on May 21, 2009, replaced the 2003 Plan and provides 200,000 shares, plus any remaining shares available to grant or that are later forfeited or expire under the 2003 Plan, that may be issued as stock option grants, stock appreciation rights or restricted stock awards.

67.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 16 – STOCK-BASED COMPENSATION (continued)

Stock Options

The Plans permit the grant of stock options to directors, officers and employees for up to 338,777 shares of common stock. Option awards are granted with an exercise price equal to the market price of the Company’s common stock on the date of grant, generally have vesting periods ranging from one to three years, and are exercisable for ten years from the date of grant. Unvested stock options immediately vest upon a change of control.

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

The fair value of options granted was determined using the following weighted-average assumptions as of grant date.

	2012	2011	2010
Risk-free interest rate	1.23%	2.98%	2.62%
Expected term (years)	7	7	7
Expected stock price volatility	78%	46%	46%
Dividend yield	0%	1.41%	3.77%

68.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 16 – STOCK-BASED COMPENSATION (continued)

A summary of stock option activity in the Plans for 2012 follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Intrinsic Value
Outstanding at beginning of year	43,298	$24.87
Granted	205,000	1.28
Exercised	—	—
Expired	—	—
Cancelled or Forfeited	(13,602)	24.48

Outstanding at end of year	234,696	$4.29	9.3	$—

Expected to vest	209,080	$1.35	9.9	$—

Exercisable at end of period	25,616	$28.27	4.9	$—

During the year ended December 31, 2012, there were 13,602 stock options canceled or forfeited. Expense associated with unvested forfeited shares is reversed.

Information related to the stock option Plans during each year follows. There were no options exercised in 2012 or 2011.

	2012	2011	2010
Intrinsic value of options exercised	$—	$—	$—
Cash received from option exercises	—	—	—
Tax benefit realized from option exercises	—	—	—
Weighted average fair value of options granted	$0.91	$0.75	$0.31

As of December 31, 2012, there was $149 of total unrecognized compensation cost related to nonvested stock options granted under the Plans. The cost is expected to be recognized over a weighted-average period of 1.9 years. Substantially all of the 209,080 nonvested stock options at December 31, 2012 are expected to vest.

69.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 16 – STOCK-BASED COMPENSATION (continued)

Restricted Stock Awards

The Plans permit the grant of restricted stock awards to directors, officers and employees. Compensation is recognized over the vesting period of the awards based on the fair value of the stock at grant date. The fair value of the stock was determined using the closing share price on the date of grant and shares generally have vesting periods of one to three years. There were 39,342 shares available to be issued under the Plans at December 31, 2012. There were no shares issued in 2012 or 2011.

A summary of changes in the Company’s nonvested restricted shares for the year follows:

Nonvested Shares	Shares	Weighted Average Grant- Date Fair Value
Nonvested at January 1, 2012	4,800	$6.88
Granted	—	—
Vested	(2,400)	6.88
Forfeited	(1,000)	7.25

Nonvested at December 31, 2012	1,400	$6.61

As of December 31, 2012, there was $2 of total unrecognized compensation cost related to nonvested shares granted under the Plans. The cost is expected to be recognized over a weighted-average period of 0.57 years. The total fair value of shares vested during the years ended December 31, 2012, 2011 and 2010 was $4, $14 and $24, respectively.

NOTE 17 – Preferred Stock

On December 5, 2008, in connection with the Troubled Asset Relief Program (TARP) Capital Purchase Program, the Company issued to U.S. Treasury 7,225 shares of Central Federal Corporation Fixed Rate Cumulative Perpetual Preferred Stock, Series A (Preferred Stock) for $7,225. The Preferred Stock initially paid quarterly dividends at a five percent annual rate, which rate was scheduled to increase to nine percent after February 14, 2014, on a liquidation preference of $1 per share.

The Company’s Board of Directors elected to defer dividend payments on the Preferred Stock beginning with the dividend payable on November 15, 2010 in order to preserve cash at the Holding Company. At December 31, 2011, five quarterly dividend payments had been deferred. Cumulative deferred dividend payments totaled $466 at December 31, 2011 and $90 at December 31, 2010. Although deferred, the dividends were accrued with an offsetting charge to accumulated deficit.

70.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 17 – Preferred Stock (continued)

Pursuant to the Holding Company Order, as described in Note 2, the Holding Company may not declare, make, or pay any cash dividends (including dividends on the Preferred Stock, or the Holding Company’s common stock) or other capital distributions or purchase, repurchase or redeem or commit to purchase, repurchase, or redeem any Holding Company equity stock without the prior written non-objection of the FED. On July 13, 2012, the Holding Company received approval from the FRB of Cleveland of an agreement with U.S. Treasury to redeem the Preferred Stock, including all accrued but unpaid dividends and the common stock warrant issued in connection with the TARP Capital Purchase Program (together, the “TARP obligations”) using proceeds of the Holding Company’s common stock offering. On August 23, 2012, the Holding Company received regulatory non-objection from the OCC for redemption of the TARP obligations.

On September 26, 2012, pursuant to the agreement with U.S. Treasury, the Holding Company utilized $3,000 of the proceeds from its stock offering to redeem the TARP obligations including deferred dividends totalling $801. The redemption included satisfaction of common stock warrants associated with the preferred stock. The redemption was completed at a discount and resulted in an increase in common stockholders’ equity of $4,960.

NOTE 18 – Common Stock Warrant

In connection with the issuance of the Preferred Stock, the Company also issued to U.S. Treasury a warrant to purchase 67,314 shares of the Company’s common stock at an exercise price of $16.10 per share, which represented an aggregate investment, if exercised for cash, of approximately $1,100 in Company common stock. The exercise price could have been paid either by withholding a number of shares of common stock issuable upon exercise of the warrant equal to the value of the aggregate exercise price of the warrant, determined by reference to the market price of the Company’s common stock on the trading day on which the warrant is exercised, or, if agreed to by the Company and the warrant holder, by the payment of cash equal to the aggregate exercise price. The warrant was exercisable any time before December 5, 2018.

The common stock warrant was redeemed on September 26, 2012 as part of the transaction with U.S. Treasury for redemption of the TARP obligations. See Note 17 for a discussion of the agreement with U.S. Treasury for redemption of the TARP obligations, including redemption of the common stock warrant.

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

Actual and required capital amounts and ratios are presented below at year end.

					To Be Well
					Capitalized Under		Required
			For Capital		Prompt Corrective		By Terms Of
	Actual		Adequacy Purposes		Action Regulations		CFBank Order
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
2012
Total Capital to risk weighted assets	$25,002	15.53%	$12,878	8.00%	$16,098	10.00%	$19,317	12.00%
Tier 1 (Core) Capital to risk weighted assets	22,950	14.26%	6,439	4.00%	9,659	6.00%	N/A	N/A
Tier 1 (Core) Capital to adjusted total assets	22,950	10.97%	8,372	4.00%	10,465	5.00%	16,744	8.00%
Tangible Capital to adjusted total assets	22,950	10.97%	3,139	1.50%	N/A	N/A	N/A	N/A

72.

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

The CFBank Order required CFBank to have by September 30, 2011, and maintain thereafter, 8% Tier 1 (Core) Capital to adjusted total assets and 12% Total Capital to risk weighted assets, which it did not meet at September 30, 2011 or December 31, 2011. CFBank met the capital requirement at September 30, 2012 and December 31, 2012 as a result of a $13,500 capital contribution from the Holding Company resulting from the net proceeds of the stock offering. However, CFBank will not be considered “well-capitalized” under applicable regulatory capital standards as long as it is subject to individual minimum capital requirements under the CFBank Order.

The Qualified Thrift Lender test requires at least 65% of assets be maintained in housing-related finance and other specified areas. If this test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or CFBank must convert to a commercial bank charter. Management believes that this test is met at December 31,2012.

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

73.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 20 – DERIVATIVE INSTRUMENTS

Interest-rate swaps

CFBank utilizes interest-rate swaps as part of its asset liability management strategy to help manage its interest rate risk position, and does not use derivatives for trading purposes. The notional amount of the interest-rate swaps does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest-rate swap agreements. CFBank was party to interest-rate swaps with a combined notional amount of $7,750 at December 31, 2012 and $7,949 at December 31, 2011.

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

Contingent Features: The counterparty to CFBank’s interest-rate swaps is exposed to credit risk whenever the interest-rate swaps are in a liability position. At year-end 2012, CFBank had $1,511 in securities pledged as collateral for these derivatives. Should the liability increase, CFBank will be required to pledge additional collateral.

Additionally, CFBank’s interest-rate swap instruments contain provisions that require CFBank to remain well capitalized under regulatory capital standards. The interest-rate swaps could be called by the counterparty as a result of CFBank’s failure to maintain well-capitalized status due to the CFBank Order. Should market interest rates decrease from December 31, 2012 levels, the payment may increase in the event the swaps are called. In the event the interest-rate swaps are called and CFBank is unable to replace them, CFBank will be exposed to the market risk of the valuation of the yield maintenance provisions and, absent the borrowers’ prepaying the loans, as of December 31, 2012 would incur a net $990 expense, subject to valuation fluctuations, over the remaining lives of the related loans.

74.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 20 – DERIVATIVE INSTRUMENTS (continued)

Summary information about the derivative instruments is as follows:

	2012	2011
Notional amount	$7,750	$7,949
Weighted average pay rate on interest-rate swaps	3.86%	3.86%
Weighted average receive rate on interest-rate swaps	0.24%	0.35%
Weighted average maturity (years)	4.6	5.6
Fair value of interest-rate swaps	$(990)	$(999)
Fair value of yield maintenance provisions	990	999

The fair value of the yield maintenance provisions and interest-rate swaps is recorded in other assets and other liabilities, respectively, in the consolidated balance sheet. Changes in the fair value of the yield maintenance provisions and interest-rate swaps are reported currently in earnings, as other noninterest income in the consolidated statements of operations. There were no net gains or losses recognized in earnings related to yield maintenance provisions and interest-rate swaps in 2012, 2011 or 2010.

Mortgage banking derivatives

Commitments to fund certain mortgage loans (interest rate locks) to be sold into the secondary market are considered derivatives. These mortgage banking derivatives are not designated in hedge relationships. The Company had approximately $2,079 and $3,930 of interest rate lock commitments related to residential mortgage loans at December 31, 2012 and 2011, respectively. The fair value of these mortgage banking derivatives was reflected by a derivative asset of $45 and $39 at December 31, 2012 and 2011, respectively, which was included in other assets in the consolidated balance sheet. Fair values were estimated based on anticipated gains on the sale of the underlying loans. Changes in the fair values of these mortgage banking derivatives are included in net gains on sales of loans. Net gains (losses) recognized in earnings related to these mortgage banking derivatives totaled $6, ($2) and $41 in 2012, 2011, and 2010, respectively.

75.

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

The contractual amounts of financial instruments with off-balance-sheet risk at year end were as follows.

	2012		2011
	Fixed	Variable	Fixed	Variable
	Rate	Rate	Rate	Rate
Commitments to make loans	$4,307	$309	$943	$741
Unused lines of credit	47	18,142	62	19,952
Standby letters of credit	—	522	—	526

Commitments to make loans are generally made for periods of 60 days or less, except for construction loan commitments, which are typically for a period of one year, and loans under a specific drawdown schedule, which are based on the individual contracts. The fixed rate loan commitments had interest rates ranging from 2.99% to 5.0% and maturities ranging from 16 months to 30 years at December 31, 2012. The fixed rate loan commitments had interest rates ranging from 3.25% to 5.25% and maturities ranging from 15 years to 30 years at December 31, 2011.

76.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 22 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Central Federal Corporation follows:

CONDENSED BALANCE SHEETS

	2012	2011
Assets
Cash and cash equivalents	$4,673	$560
Investment in banking subsidiary	23,060	13,827
Investment in and advances to other subsidiaries	1,226	1,212
Other assets	—	264

Total assets	$28,959	$15,863

Liabilities and Equity
Subordinated debentures	$5,155	$5,155
Accrued expenses and other liabilities	161	764
Stockholders’ equity	23,643	9,944

Total liabilities and stockholders’ equity	$28,959	$15,863

CONDENSED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE LOSS

	2012	2011	2010
Interest income	$3	$—	$—
Interest expense	180	168	167
Other expense	400	663	567

Loss before income tax and undistributed subsidiaries’ operations	(577)	(831)	(734)
Effect of subsidiaries’ operations	(3,189)	(4,594)	(6,136)

Net loss	$(3,766)	$(5,425)	$(6,870)

Comprehensive loss	$(4,045)	$(5,711)	$(6,902)

77.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 22 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2012	2011	2010
Cash flows from operating activities
Net loss	$(3,766)	$(5,425)	$(6,870)
Adjustments:
Effect of subsidiaries’ operations	3,189	4,594	6,136
Stock-based compensation expense	—	—	2
Change in other assets and other liabilities	173	11	(51)

Net cash from operating activities	(404)	(820)	(783)
Cash flows from investing activities
Investments in banking subsidiary	(13,500)	—	—
Investments in other subsidiaries	(3)	635	(8)

Net cash from investing activities	(13,503)	635	(8)
Cash flows from financing activities
Dividends paid	—	—	(271)
Redemption of TARP obligation	(3,000)	—	—
Net proceeds from issuance of common stock	21,020	—	—

Net cash from financing activities	18,020	—	(271)
Net change in cash and cash equivalents	4,113	(185)	(1,062)
Beginning cash and cash equivalents	560	745	1,807

Ending cash and cash equivalents	$4,673	$560	$745

78.

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

	2012	2011	2010
Basic
Net loss	$(3,766)	$(5,425)	$(6,870)
Less: Preferred dividends and accretion of discount on preferred stock	4,632	(425)	(410)
Less: Net loss allocated to unvested share-based payment awards	—	34	29

Net earnings (loss) allocated to common stockholders	$866	$(5,816)	(7,251)

Weighted average common shares outstanding including unvested share-based payment awards	6,317,032	825,376	822,262
Less: Unvested share-based payment awards	(2,331)	(4,801)	(3,304)

Average shares	6,314,701	820,575	818,958

Basic earnings ( loss) per common share	$0.14	$(7.09)	$(8.85)

Diluted
Net earnings (loss) allocated to common stockholders	$866	$(5,816)	$(7,251)

Weighted average common shares outstanding for basic earnings (loss) per common share	6,314,701	820,575	818,958
Add: Dilutive effects of assumed exercises of stock options	948	—	—
Add: Dilutive effects of assumed exercises of stock warrant	—	—	—

Average shares and dilutive potential common shares	6,315,649	820,575	818,958

Diluted earnings (loss) per common share	$0.14	$(7.09)	$(8.85)

The following potential average common shares were anti-dilutive and not considered in computing diluted earnings (loss) per common share because the Company had a loss from continuing operations.

	2012	2011	2010
Stock options	40,502	43,296	53,955
Stock warrant	49,474	67,314	67,314

79.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands except per share data)

NOTE 24 – CONTINGENT LIABILITIES

CFBank participates in a multi-employer contributory trusteed pension plan. On August 17, 2012, CFBank was notified by the trustees of the plan that, due to CFBank’s financial performance and the CFBank Order, it was required make a contribution or provide a letter of credit in the amount of the funding shortfall plus estimated cost of annuitization of benefits in the plan, which was determined to be $908. CFBank obtained a letter of credit from the FHLB for this amount. The cost of obtaining the letter of credit was $9. CFBank may be required to make additional contributions or provide additional amounts via an expanded letter of credit if the funding shortfall increases in the future. If CFBank’s financial condition should worsen in the future, the trustee may execute the letter of credit, resulting in a charge to CFBank.

80.

Central Federal Corporation

and CFBank

Board of Directors

Robert E. Hoeweler

Chief Executive Officer,

Hoeweler Holdings

Chairman Central Federal Corporation

and CFBank

Thomas P. Ash

Director of Governmental Relations

Buckeye Association of School

Administrators

Edward W. Cochran

Attorney

James H. Frauenberg II

Principal Owner,

Addison Holdings LLC.

Donal H. Malenick

Chief Executive Officer,

Columbus Steel Castings

Timothy T. O’Dell

Chief Executive Officer,

CFBank

Thad R. Perry

President,

CFBank

CFBank

Office Locations

Calcutta, Ohio

49028 Foulks Drive

Calcutta, Ohio 43920

330-385-4323

Fairlawn, Ohio

2923 Smith Road

Fairlawn, Ohio 44333

330-666-7979

Wellsville, Ohio

601 Main Street

Wellsville, Ohio 43968

330-532-1517

Worthington, Ohio

7000 North High Street

Worthington, Ohio 43085

614-334-7979

Central Federal Corporation

Officers

Robert E. Hoeweler

Chairman of the Board,

Central Federal Corp.

Timothy T. O’Dell

Chief Executive Officer,

Central Federal Corp.

Thad R. Perry

President,

Central Federal Corp.

John W. Helmsdoerfer, CPA

Executive Vice President and

Chief Financial Officer

CFBank

Executive Officers

Timothy T. O’Dell

Chief Executive Officer

Thad R. Perry

President

John W. Helmsdoerfer, CPA

Executive Vice President and

Chief Financial Officer

John S. Lawell

Senior Vice President, Operations

81

Corporate Data

Annual Report

A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission will be available April 2, 2013 without charge upon written request to:

John W. Helmsdoerfer, CPA

Executive Vice President and Chief Financial Officer

Central Federal Corporation

2923 Smith Road

Fairlawn, Ohio 44333

Phone: 330-576-1209

Fax: 330-576-1339

Email: JohnHelmsdoerfer@cfbankmail.com

Annual Meeting

The Annual Meeting of Shareholders of Central Federal Corporation will be held at 10 a.m. on Thursday, May 16, 2013 at the Fairlawn Country Club, 200 North Wheaton Road, Fairlawn, Ohio.

Shareholder Services

Registrar and Transfer Company serves as transfer agent for Central Federal Corporation shares. Communications regarding change of address, transfer of shares or lost certificates should be sent to:

Registrar & Transfer Company

10 Commerce Drive

Cranford, New Jersey 07016

Phone: 800-368-5948

82