Form 10-K, Exhibit 13
period 2013-12-31
CENTRAL FEDERAL CORP
filed 2014-03-31
CIK 1070680

Exhibit 13.1

Annual Report to Security Holders For the Fiscal Year ended December 31, 2013

TABLE OF CONTENTS	Page

MESSAGE TO STOCKHOLDERS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Selected Financial and Other Data	1

Forward-Looking Statements	3

General	5

Cease and Desist Orders	7

Financial Condition	9

Comparison of Results of Operations for 2013 and 2012	17

Comparison of Results of Operations for 2012 and 2011	19

Quantitative and Qualitative Disclosures about Market Risk	26

Liquidity and Capital Resources	27

Impact of Inflation	31

Critical Accounting Policies	31

Market Prices and Dividends Declared	33

FINANCIAL STATEMENTS

Management’s Report on Internal Control Over Financial Reporting	1

Report of Independent Registered Public Accounting Firm	3

Consolidated Financial Statements	4

Notes to Consolidated Financial Statements	9

BOARD OF DIRECTORS AND OFFICERS	65

CFBANK LOCATIONS	65

CORPORATE DATA	66

Annual Report	66

Annual Meeting	66

Stockholder Services	66

Dear Shareholders:

2013 was an eventful year for Central Federal Corporation. Here are some of the Highlights:

•	When our team came in 2012, our Balance Sheet and Earning Assets were shrinking. By the end of the first quarter of 2013, we stabilized the runoff and had begun to grow loans and Earning Assets.
•

In 2013, we successfully repositioned what was formerly a thrift platform, into a niche full-service business Bank. Our business model, which provides access to decision makers and involves seasoned business bankers functioning in relationship management roles, has resonated strongly with owners of closely held businesses and entrepreneurs. During 2013, our business banking unit increased loans by more than 50%.

•

During the fourth quarter of 2013 we completed the sale of the Fairlawn office building, producing a book gain of nearly $1 million. In addition, we have entered into an agreement to move our Fairlawn location into a bank branch location nearby. This move enhances our services by adding a drive-thru facility and an on-site ATM.

•

Additionally, we have recently expanded into the Cleveland market opening a loan production office located on Chagrin Boulevard.  We have had success adding relationships in the Cleveland area and believe having a presence there will further enhance our growth and new business opportunities.

•

With the opening of our Cleveland office, we now have a presence in all three of Ohio’s largest metro markets,  Columbus, Akron and Cleveland along with our two offices in Eastern Ohio (Columbiana County) located near Marcellas and the Utica Oil Shale Corridors. Being able to access quality loan growth from three major metro markets and deposits from two Community Bank locations, has positioned CFBank uniquely amongst our peers.

•

During January of 2014, the OCC lifted the Cease and Desist Order for CFBank, which had been in place since 2011, (prior to our recapitalization).  This will allow us to again accept public fund deposits and CDAR’s deposits, and to reduce insurance expenses.  We believe it will also give us a  boost in our recruiting and business development efforts. Also, it opens the door to possible M&A opportunities.

•	On the credit quality front for 2013, we have reduced our Criticized and Classified loan levels by approximately 38%. We have also strengthened our credit underwriting processing and procedures.
•

In addition, in 2013, we focused on building a Residential Mortgage Lending Division.  Although anticipated loan volumes have been adversely impacted by the nationwide drop in refinancing,  we expect our investment in this area to begin to contribute to earnings in the coming months.

•

We enter 2014 with strong pipelines of new business quite in contrast to how we began 2013. We believe that we have improved the fundamentals in every key measurement of performance and are well positioned for continued growth and performance improvement in 2014.

We are most appreciative of our CFBank customers, shareholders and employees for your loyalty and support.  Additionally, we are grateful for the marketplace reception of the repositioning of CFBank.  Our management team remains focused on relentlessly executing the Business Plan, Strategies and Tactics which we put into place at the onset, following the recapitalization.

ONWARD AND UPWARD!!

Timothy T. O’Dell

Chief Executive Officer

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SELECTED FINANCIAL AND OTHER DATA

The information in the following tables should be read in conjunction with our consolidated financial statements, the related notes and Management’s Discuss and Analysis of Financial Condition and Results of Operations contained in this report.

	At December 31,
	2013	2012	2011	2010	2009
	(Dollars in thousands)
Selected Financial Condition Data:
Total assets	$255,748	$215,035	$250,920	$275,232	$273,742
Cash and cash equivalents	19,160	25,152	61,436	34,275	2,973
Securities available for sale	9,672	17,639	18,516	28,798	21,241
Loans held for sale	3,285	623	1,210	1,953	1,775
Loans, net (1)	207,141	153,043	151,160	190,767	232,003
Allowance for loan and lease loss (ALLL)	5,729	5,237	6,110	9,758	7,090
Nonperforming assets	7,374	7,881	10,671	14,566	13,234
Foreclosed assets	1,636	1,525	2,370	4,509	-
Other intangible assets	-	49	89	129	169
Deposits	208,309	173,508	217,049	227,381	211,088
FHLB advances	10,000	10,000	15,742	23,942	32,007
Other secured borrowings	6,526	-	-	-	-
Subordinated debentures	5,155	5,155	5,155	5,155	5,155
Total stockholders' equity	22,864	23,643	9,944	15,989	23,227

	At December 31,
	2013	2012	2011	2010	2009
	(Dollars in thousands)
Summary of Operations:
Total interest income	$7,500	$7,268	$9,656	$12,617	$14,446
Total interest expense	2,113	2,633	3,478	4,183	5,947
Net interest income	5,387	4,635	6,178	8,434	8,499
Provision for loan losses	496	1,129	3,375	8,468	9,928
Net interest income (loss) after provision for loan losses	4,891	3,506	2,803	(34)	(1,429)
Noninterest income:
Net gain on sale of securities	-	143	353	468	-
Other	1,893	862	770	1,326	1,377
Total noninterest income	1,893	1,005	1,123	1,794	1,377
Noninterest expense	7,702	8,277	9,351	8,432	8,262
Income (loss) before income taxes	(918)	(3,766)	(5,425)	(6,672)	(8,314)
Income tax expense (benefit)	-	-	-	198	1,577
Net income (loss)	$(918)	$(3,766)	$(5,425)	$(6,870)	$(9,891)

Net income (loss) available to common stockholders	$(918)	$866	$(5,850)	$(7,280)	$(10,298)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

	At December 31,
	2013	2012	2011	2010	2009
	(Dollars in thousands)
Selected Financial Ratios and Other Data:
Performance Ratios (2)
Return on average assets	(0.39%)	(1.65%)	(1.99%)	(2.41%)	(3.45%)
Return on average equity	(4.04%)	(24.29%)	(42.69%)	(35.52%)	(32.95%)
Average yield on interest-earning assets (3)	3.51%	3.48%	3.82%	4.76%	5.32%
Average rate paid on interest-bearing liabilities	1.12%	1.37%	1.47%	1.73%	2.50%
Average interest rate spread (4)	2.39%	2.11%	2.35%	3.03%	2.82%
Net interest margin, fully taxable equivalent (5)	2.52%	2.22%	2.44%	3.18%	3.13%
Average interest-earning assets to interest bearing liabilities	113.05%	108.41%	106.73%	109.74%	114.59%
Efficiency ratio (6)	105.11%	137.98%	117.62%	85.98%	83.60%
Noninterest expenses to average assets	3.26%	3.62%	3.43%	2.96%	2.88%
Common stock dividend payout ratio	n/m	n/m	n/m	n/m	n/m

Capital Ratios: (2)
Equity to total assets at end of period	8.94%	10.99%	3.96%	5.81%	8.48%
Average equity to average assets	9.60%	6.78%	4.66%	6.79%	10.47%
Tangible capital ratio (7)	9.34%	10.97%	5.39%	6.59%	8.87%
Core capital ratio (7)	9.34%	10.97%	5.39%	6.59%	8.87%
Total risk-based capital ratio (7)	12.08%	15.53%	10.30%	10.68%	11.72%
Tier 1 risk-based capital ratio (7)	10.81%	14.26%	9.02%	9.41%	10.46%

Asset Quality Ratios: (2)
Nonperforming loans to total loans (8)	2.70%	4.02%	5.28%	5.02%	5.54%
Nonperforming assets to total assets (9)	2.88%	3.66%	4.25%	5.29%	4.83%
Allowance for loan losses to total loans	2.69%	3.31%	3.89%	4.87%	2.97%
Allowance for loan losses to nonperforming loans (8)	99.85%	82.39%	73.61%	97.03%	53.57%
Net charge-offs (recoveries) to average loans	0.00%	1.43%	3.97%	2.63%	2.47%

Per Share Data: (10)
Basic earnings (loss) per common share	$(0.06)	$0.14	$(7.09)	$(8.85)	$(12.56)
Diluted earnings (loss) per common share	(0.06)	0.14	(7.09)	(8.85)	(12.56)
Dividends declared per common share	-	-	-	-	-
Tangible book value per common share at end of period	1.44	1.48	3.30	10.65	19.55

(1)	Loans, net represents the recorded investment in loans net of the ALLL.
(2)	Asset quality ratios and capital ratios are end-of-period ratios. All other ratios are based on average monthly balances during the indicated periods
(3)	Calculations of yield are presented on a taxable equivalent basis using the federal income tax rate of 34%.
(4)	The average interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities
(5)	The net interest margin represents net interest income as a percent of average interest-earning assets.
(6)

The efficiency ratio equals noninterest expense (excluding amortization of intangibles and foreclosed assets expense) divided by net interest income plus noninterest income (excluding gains or losses on securities transactions).

(7)	Regulatory capital ratios of CFBank.
(8)	Nonperforming loans consist of nonaccrual loans and other loans 90 days or more past due.
(9)	Nonperforming assets consist of nonperforming loans and foreclosed assets.
(10)	Per share amounts adjusted for the one for five reverse stock split effective May 4, 2012.

n/m - not meaningful

Management’s Discussion and Analysis of Financial Condition and Results of Operations

FORWARD LOOKING STATEMENTS

Statements in this annual report and in other communications by the Company that are not statements of historical fact are forward-looking statements which are made in good faith by us. Forward-looking statements include, but are not limited to: (1) projections of revenues, income or loss, earnings or loss per common share, capital structure and other financial items; (2) plans and objectives of the management or Boards of Directors of Central Federal Corporation (the “Holding Company”) or CFBank; (3) statements regarding future events, actions or economic performance; and (4) statements of assumptions underlying such statements.  Words such as "estimate," "strategy," "may," "believe," "anticipate," "expect," "predict," "will," "intend," "plan," "targeted," and the negative of these terms, or similar expressions, are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.  Various risks and uncertainties may cause actual results to differ materially from those indicated by our forward-looking statements.  The following, among other factors, could cause such differences:

•

a continuation of difficult economic conditions including high unemployment rates or other adverse changes in general economic conditions, economic conditions in the markets we serve, any of which may affect, among other things, our level of nonperforming assets, charge-offs, and provision for loan loss expense;

•	changes in interest rates that may reduce net interest margin and impact funding sources;
•	the possibility that we will need to make increased provisions for loan losses;
•	our ability to maintain sufficient liquidity to continue to fund our operations;
•	our ability to reduce our high level of nonperforming assets and the associated operating expenses;
•	changes in market rates and prices, including real estate values, which may adversely impact the value of financial products including securities, loans and deposits;
•	the possibility of other-than-temporary impairment of securities held in our securities portfolio;
•

results of examinations of the Holding Company and CFBank by the regulators, including the possibility that the regulators may, among other things, require CFBank to increase its allowance for loan losses or write-down assets;

•	our ability to continue to meet regulatory guidelines, and to meet the requirements of the regulatory orders and commitments to which we are subject
•	uncertainty related to the counterparty to call our interest-rate swaps;
•	uncertainty related to our ability to participate in the brokered CD markets including the ability to roll over or renew reciprocal CDARS deposits;
•	our ability to generate profits in the future;
•	our ability to raise additional capital in the future, if necessary;
•	changes in tax laws, rules and regulations;
•	increases in deposit insurance rates or premiums;
•	further legislative and regulatory changes which may increase compliance costs and burdens;
•	unexpected losses of key management;
•

various monetary and fiscal policies and regulations, including those determined by the Board of Governors of the Federal Reserve System (the “FED”), the Federal Deposit Insurance Corporation (the “FDIC”) and the Office of the Comptroller of the Currency (the “OCC”);

•	competition with other local and regional commercial banks, savings banks, credit unions and other non-bank financial institutions;
•	our ability to grow our core businesses;

Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	technological factors which may affect our operations, pricing, products and services;
•	unanticipated litigation, claims or assessments; and
•	Management's ability to manage these and other risks.

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

Our filings with the Securities and Exchange Commission (the “SEC”), detail other risks, all of which are difficult to predict and many of which are beyond our control.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

The Holding Company is a savings and loan holding company incorporated in Delaware in 1998.  Substantially all of our business is conducted through our principal subsidiary, CFBank, a federally chartered savings association formed in Ohio in 1892.

CFBank is a community-oriented financial institution offering a variety of financial services to meet the needs of the communities we serve.  Our business model emphasizes personalized service, clients’ access to decision makers, solution-driven lending and quick execution, efficient use of technology and the convenience of online internet banking, mobile banking, remote deposit and corporate cash management.  We attract retail and business deposits from the general public and use the deposits, together with borrowings and other funds, primarily to originate commercial and commercial real estate loans, single-family and multi-family residential mortgage loans and home equity lines of credit.  The majority of our customers are small businesses, small business owners and consumers.

Our principal market area for loans and deposits includes the following Ohio counties: Summit County through our office in Fairlawn, Ohio; Franklin County through our office in Worthington, Ohio; and Columbiana County through our offices in Calcutta and Wellsville, Ohio. In January 2014, we also opened a loan production office in Woodmere, Ohio to service loan customers in Cuyahoga County.  We originate commercial and residential real estate loans and business loans primarily throughout Ohio. Most of our deposits and loans come from our market area.  Because of CFBank’s concentration of business activities in Ohio, the Company’s financial condition and results of operations depend upon economic conditions in Ohio.

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

Net income is also affected by, among other things, provisions for loan losses, loan fee income, service charges, gains on loan sales, operating expenses, and franchise and income taxes.  Operating expenses principally consist of employee compensation and benefits, occupancy, FDIC insurance premiums and other general and administrative expenses.  In general, results of operations are significantly affected by general economic and competitive conditions, changes in market interest rates and real estate values, government policies and actions of regulatory authorities.  Our regulators have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses.  Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our business, financial condition, results of operations and cash flows.

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

The disruption in capital, credit and financial markets which began in 2008 continued to have a detrimental effect on our national and local economies into 2013.  These effects have included lower real estate values; tightened availability of credit; increased loan delinquencies, foreclosures, personal and business bankruptcies and unemployment rates; decreased consumer confidence and spending; significant loan charge-offs and write-downs of asset values by financial institutions and government-sponsored agencies; and a reduction of manufacturing and service business activity and international trade.  We do not expect these difficult market conditions to improve in the short term, and a continuation or worsening of these conditions could increase their adverse effects.  Adverse effects of these conditions could include increases in loan delinquencies and charge-offs; increases in our loan loss reserves based on general economic factors; increases to our specific loan loss reserves due to the impact of these conditions on specific borrowers or the collateral for their loans; increases in the number of foreclosed assets; declines in the value of our foreclosed assets due to the impact of these conditions on property values; increases in our cost of funds due to increased competition and aggressive deposit pricing by local and national competitors with liquidity needs; attrition of our core deposits due to this aggressive deposit pricing and/or consumer concerns about the safety of their deposits; increases in regulatory and compliance costs; and declines in the trading price of our common stock.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cease and Desist Orders

On May 25, 2011, the Holding Company and CFBank each consented to the issuance of an Order to Cease and Desist (the “Holding Company Order” and the “CFBank Order”, respectively, and collectively, the “Orders”) by the Office of Thrift Supervision (the “OTS”), the primary regulator of the Holding Company and CFBank at the time the Orders were issued.  In July 2011, in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), the FED replaced the OTS as the primary regulator of the Holding Company and the Office of the Comptroller of the Currency (the “OCC”) replaced the OTS as the primary regulator of CFBank.  See Note 2 to the consolidated financial statements included in this annual report for additional information regarding the Orders.

The Orders have imposed significant directives applicable to the Holding Company and CFBank, including requirements that we reduce the level of our classified and criticized assets, achieve growth and operating metrics in line with an approved business plan, and comply with restrictions on brokered deposits and on certain types of lending and prohibitions on dividends and repurchases of our capital stock.  The CFBank Order required CFBank to have 8% core capital and 12% total risk-based capital, and CFBank could not be considered well-capitalized under the prompt corrective action regulations so long as the CFBank Order remained in place, even if it met or exceeded these capital levels. In addition, the regulators were required to approve any deviation from our business plan and certain compensation arrangements with directors and executive officers.

On August 20, 2012, the Holding Company announced the successful completion of its restructured registered common stock offering.  The Holding Company sold 15.0 million shares of its common stock at $1.50 per share, resulting in gross proceeds of $22.5 million before expenses.  With the proceeds from the stock offering, the Holding Company contributed $13.5 million to CFBank to improve its capital ratios and support future growth and expansion, bringing CFBank into compliance with the capital ratios required by the CFBank Order.  In addition, the Holding Company used proceeds from the common stock offering to redeem its TARP obligations on September 26, 2012.  The remaining proceeds from the restructured registered common stock offering were retained by the Company for general corporate purposes.  See Note 2 to our consolidated financial statements included in this annual report for additional information regarding the stock offering.

Effective as of January 23, 2014, the OCC released and terminated the CFBank Order based upon the improved capital position of CFBank, among other factors.  Notwithstanding the release of the CFBank Order, CFBank is required to continue to maintain a minimum Tier 1 Leverage Capital Ratio of 8% and a Total Risk-based Capital to Risk-Weighted Assets ratio of 12%.  In addition, in connection with the release and termination of the CFBank Order, CFBank has made certain commitments to the OCC to continue to adhere to certain prudent practices, including, without limitation, maintaining a written program to continue to improve CFBank’s credit underwriting and administrative process; take actions to protect its interest in criticized assets as identified by CFBank, the OCC examiners or its external loan review process and implement its written program to effectively identify, monitor, control and continue to reduce the level of credit risk to CFBank; review and monitor progress against such plan with the Board of Directors and continue CFBank’s aggressive workout efforts and individualized workout plans on all criticized assets greater than $250,000.  See Note 2 to the consolidated financial statements included in this annual report for additional information regarding the Orders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Holding Company Order remains in effect with the FRB.  The Holding Company Order requires the Company, among other things, to:  (i) submit by every December 31 a capital plan to the FRB that establishes a minimum tangible capital ratio commensurate with the Company’s consolidated risk profile, reduces the risk from current debt levels and addresses the Company’s cash flow needs; (ii) not pay cash dividends, redeem stock or make any other capital distributions without prior regulatory approval; (iii) not pay interest or principal on any debt or increase any Company debt or guarantee the debt of any entity without prior regulatory approval; (iv) obtain prior regulatory approval for changes in directors and senior executive officers; and (iv) not enter into any new contractual arrangement related to compensation to benefits with any director or senior executive officer without prior notification to the FRB.  See Note 2 to the consolidated financial statements included in this annual report for additional information regarding the Orders.

The significant directives contained in the Orders, including the requirement to reduce the level of our criticized classified assets, maintain growth and operating parameters in line with our business plan, restrictions on broker deposits, restrictions on certain types of lending and restrictions on dividend payments, have provided challenges for our operation of our business and our ability to effectively compete in our markets. In addition, the Orders have required that we obtain approval from our regulators for any deviations from our business plan, which has limited our flexibility to make changes to the scope of our business activities.  We have also incurred significant additional regulatory compliance expense in connection with the Orders, and it is possible that regulatory compliance expenses related to the Orders could continue to have a material adverse impact on us in the future.

Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies.  Pursuant to the CFBank Order, CFBank may not declare or pay dividends or make any other capital distributions without receiving prior written regulatory approval.  Future dividend payments by CFBank to the Holding Company would be based on future earnings and regulatory approval.  The payment of dividends from CFBank to the Holding Company is not likely to be approved by regulators while CFBank is suffering losses.  As a result of the current level of problem assets and the continuing slow economy, it is unlikely CFBank will be able to pay dividends to the Holding Company until such issues are resolved. The Holding Company, as a result of the 2012 stock offering, has adequate operating capital for the foreseeable future. The Holding Company had $3.3 million in cash and cash equivalents at December 31, 2013.  The regulators have further required the Holding Company to develop a business plan, separate from the Bank, that enables it to significantly reduce its dependence on CFBank for dividends through alternative funding mechanisms.

Management’s discussion and analysis represents a review of our consolidated financial condition and results of operations for the periods presented.  This review should be read in conjunction with our consolidated financial statements and related notes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

General.    Assets totaled $255.7 million at December 31, 2013 an increase of $40.7 million, or 18.9%, from $215.0 million at December 31, 2012.  The increase is mainly attributed to an increase in net loan balances of $54.1 million, offset by an $8 million decline in investment securities and $6.0 million decline in cash and cash equivalents which was used to fund loan growth.

Cash and cash equivalents.  Cash and cash equivalents totaled $19.2 million at December 31, 2013, a decrease of $6.0 million, or 23.8%, from $25.2 million at December 31, 2012.  The decrease in cash and cash equivalents was a result of utilizing excess liquidity to fund growth in the loan portfolios.

Securities. Securities available for sale totaled $9.7 million at December 31, 2013, a decrease of $8.0 million or 45.2% compared to $17.6 million at December 31, 2012.  The decrease was due to scheduled payments and maturities, which was used to fund loan growth.

Loans.    Net loans totaled $207.1 million at December 31, 2013, an increase of $54.1 million or 35.4%, from $153.0 million at December 31, 2012. The increase was primarily due to growth in commercial real estate, commercial, construction and multi-family residential loan balances, which was partially offset by a decline in residential mortgage loans due to slowing activity in the Northpointe Mortgage Purchase program discussed below.  A renewed lending focus was a key driver in growing earning assets.

On December 11, 2012, CFBank entered into a Mortgage Purchase Program with Northpointe Bank (Northpointe), a Michigan banking corporation.  Through a participation agreement, CFBank agreed to purchase from Northpointe an 80% interest in fully underwritten and pre-sold mortgage loans originated by various prescreened mortgage brokers located throughout the U.S. The participation agreement provides for CFBank to purchase individually (MERS registered) loans from Northpointe and hold them until funded by the end investor.  This process on average takes approximately 14 days.  Given the short term nature of each of these individual loans, common credit risks such as past due, impairment and trouble debt restructure (TDR), nonperforming, and nonaccrual classification are substantially reduced.  Accordingly, due to the low credit risk associated with these loans, there are no reserves allocated to these loans. Northpointe maintains a 20% ownership interest in each loan it participates.  Interest income earned on these loans is based on a contractual interest rate, during the time the loans are outstanding, as opposed to being recorded as a gain on sale of loans.  During the twelve months ended December 31, 2013 and December 31, 2012, loan origination activity totaled $469,389 and $33,890, respectively, and payoffs for the same period totaled $482,019 and $8,530, respectively.  At December 31, 2013 and December 31, 2012, CFBank held $12.7 million and $25.4 million, respectively, of such loans which are included in single- family residential loan totals; the decline in the period end balance is due to a softening in the mortgage market that occurred during the latter part of 2013.

Allowance for loan losses (ALLL).  The allowance for loan losses totaled $5.7 million at December 31, 2013, an increase of $492,000, or 9.4%, from $5.2 million at December 31, 2012.  The increase in the ALLL is due to a combination of factors including a 35.4% increase in overall loan balances and an increase in the specific reserve for a multifamily loan, partially offset by a 9.7% decrease in nonperforming loans, a 20.9% decrease in past due loans, and a 38.0% combined decrease in special mention and substandard loans, during the twelve months ended December 31, 2013. The ratio of the ALLL to total loans was 2.69% at December 31, 2013, compared to 3.31% at December 31, 2012; the decline is primarily attributable to an increase in the loan portfolio combined with improving asset quality.   In addition, the ratio of the ALLL to nonperforming loans improved to 99.9% at December 31, 2013, compared to 82.4% at December 31, 2012.

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

The ALLL consists of specific and general components.  The specific component relates to loans that are individually classified as impaired.  A loan is impaired when, based on current information and events, it is probable that CFBank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans of all classes within the commercial, commercial real estate and multi-family residential loan segments, regardless of size, and loans of all other classes over $500,000, are individually evaluated for impairment when they are 90 days past due, or earlier than 90 days past due if information regarding the payment capacity of the borrower indicates that payment in full according to the loan terms is doubtful.  If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate, or at the fair value of collateral, less costs to sell, if repayment is expected solely from the collateral.  Large groups of smaller balance loans, such as consumer and single-family residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.  Loans within any class for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings (TDRs) and are classified as impaired.  See Notes 1 and 4 to our consolidated financial statements included in this annual report for additional information regarding the ALLL.

Individually impaired loans totaled $8.9 million at December 31, 2013, and decreased $941,000, or 9.5%, from $9.9 million at December 31, 2012.  The decrease was primarily due to charge-offs of $59,000, transfer to REO of $203,000, and impaired loan pay-offs of $1.4 million, partially off-set by $724,000 in loans that became impaired during the year.  The amount of the ALLL specifically allocated to individually impaired loans totaled $1.1 million at December 31, 2013 and $0.8 million at December 31, 2012. The increase was primarily due to one multi-family loan where an increase in the reserve allocation was deemed necessary.

The specific reserve on impaired loans is based on management’s estimate of the present value of estimated future cash flows using the loan’s effective rate or the fair value of collateral, if repayment is expected solely from the collateral.  On at least a quarterly basis, management reviews each impaired loan to determine whether it should have a specific reserve or partial charge-off. Management relies on appraisals or internal evaluations to help make this determination.  Determination of whether to use an updated appraisal or internal evaluation is based on factors including, but not limited to, the age of the loan and the most recent appraisal, condition of the property and whether we expect the collateral to go through the foreclosure or liquidation process.  Management considers the need for a downward adjustment to the valuation based on current market conditions and on management’s analysis, judgment and experience. The amount ultimately charged-off for

Management’s Discussion and Analysis of Financial Condition and Results of Operations

these loans may be different from the specific reserve, as the ultimate liquidation of the collateral and/or projected cash flows may be different from management’s estimates.

Nonperforming loans, which are nonaccrual loans and loans 90 days past due but still accruing interest, decreased $618,000, or 9.7%, and totaled $5.7 million at December 31, 2013, compared to $6.4 million at December 31, 2012. The decrease in nonperforming loans was primarily due to $1.3 million in loan payoffs, $203,000 transfer to REO and, to a lesser extent, $73,000 in loan charge-offs, partially offset by $930,000 in additional loans that became nonperforming during 2013.  The $930,000 in loans that became nonperforming during 2013 were related to seven single-family real estate loans which totaled $458,000, one commercial real estate loan which totaled $420,000 and one consumer loan which totaled $52,000 at December 31, 2013. The ratio of nonperforming loans to total loans was 2.70% at December 31, 2013, compared to 4.02% at December 31, 2012.  The following table presents information regarding the number and balance of nonperforming loans at December 31, 2013 and December 31, 2012.

	December 31, 2013		December 31, 2012
	# of loans	Balance	# of loans	balance

Commercial	2	$563	3	$714
Single-family residential real estate	10	479	5	113
Multi-family residential real estate	1	1,701	2	2,082
Commercial real estate	5	2,943	9	3,438
Home equity lines of credit	1	52	1	9
Total	19	$5,738	20	$6,356

Nonaccrual loans include some loans that were modified and identified as TDRs and the loans are not performing.  TDRs included in nonaccrual loans totaled $2.6 million at December 31, 2013 and $3.3 million at December 31, 2012.  The decrease in TDRs included in nonaccrual loans was primarily due to loan repayments.

Nonaccrual loans at December 31, 2013 and December 31, 2012 do not include $3.5 million and $3.7 million, respectively, of TDRs where customers have established a sustained period of repayment performance, generally six months, the loans are current according to their modified terms and repayment of the remaining contractual payments is expected.  These loans are included in total impaired loans.

See Notes 1 and 4 to our consolidated financial statements included in this annual report for additional information regarding impaired loans and nonperforming loans.

The general reserve component covers non impaired loans of all classes and is based on historical loss experience adjusted for current factors.  The historical loss experience is determined by loan class and is based on the actual loss history experienced by the Company over a three year period.  The general component is calculated based on CFBank’s loan balances and actual historical three year historical loss rates.  For loans with little or no actual loss experience, industry estimates are used based on loan segment. This actual loss experience is supplemented with other economic and judgmental factors based on the risks present for each loan class.  These economic and judgmental factors include consideration of the following:  levels of and trends

Management’s Discussion and Analysis of Financial Condition and Results of Operations

in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.

During the fourth quarter, after running parallel calculations and analyzing results for the last two quarters, the Bank revised its ALLL methodology for the general reserve.  Previously, the base methodology relied more heavily on industry data and loss given default rates and probability of default.  Based on the fact that the Bank has been tracking historical loss rates for a significant time, the new methodology uses a historical three year loss rate as its base methodology.  Similar to before, the base methodology may be supplemented with economic and judgmental factors.  Based on the change in methodology which considered portfolio migration, three year loss rates and revised economic and judgmental factors, a $250,000 reduction to the allowance for loan loss was recorded.  The impact on prior quarters was not considered material.

Management’s loan review process is an integral part of identifying problem loans and determining the ALLL. We maintain an internal credit rating system and loan review procedures specifically developed as the primary credit quality indicator to monitor credit risk for commercial, commercial real estate and multi-family residential real estate loans.  We analyze these loans individually and categorize loans into risk categories based on relevant information about the ability of borrowers to service their debt, such as current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors.  Credit reviews for these loan types are performed at least annually, and more often for loans with higher credit risk.  Loan officers maintain close contact with borrowers between reviews.  Adjustments to loan risk ratings are based on the reviews and at any time information is received that may affect risk ratings.  Additionally, an independent third party review of commercial, commercial real estate and multi-family residential loans is performed at least semi-annually.  Management uses the results of these reviews to help determine the effectiveness of the existing policies and procedures and to provide an independent assessment of our internal loan risk rating system.

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

The level of CFBank’s criticized and classified loans continues to be negatively impacted by the duration and lingering nature of the current recessionary economic environment and its continued detrimental effects on some of our borrowers, including deterioration in client business performance, declines in borrowers’ cash flows and lower collateral values. However, the levels of criticized and classified loans decreased during the twelve months ended December 31, 2013.  Loans designated as special mention decreased $10.1 million, or 77.5%, and totaled $2.9 million at December 31, 2013, compared to $13.1 million at December 31, 2012.  Loans classified as substandard decreased $786,000, or 5.0%, and totaled $14.9 million at December 31, 2013, compared to $15.7 million at December 31, 2012.  No loans were classified as doubtful at December 31, 2013 and December 31, 2012.  See Note 4 to our consolidated financial statements included in this quarterly report for additional information regarding risk classification of loans.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

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

Total past due loans decreased $666,000, or 20.9%, and totaled $2.5 million at December 31, 2013, compared to $3.2 million at December 31, 2012.  Past due loans totaled 1.2% of the loan portfolio at December 31, 2013, compared to 2.0% at December 31, 2012.  The decrease was primarily due to lower delinquency rates in the commercial, single-family residential and commercial real estate loan segments. See Note 4 to our consolidated financial statements for additional information regarding loan delinquencies.

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

Unsecured commercial loans may present a higher risk of non-collection than secured commercial loans.  Unsecured commercial loans totaled $3.7 million, or 10.0% of the commercial loan portfolio, at December 31, 2013.  The unsecured loans are primarily lines of credit to small businesses in CFBank’s market area and are guaranteed by the small business owners.  At December 31, 2013, none of the unsecured loans were 30 days or more delinquent.

Loans that contain interest only payments may present a higher risk than those loans with an amortizing payment that includes periodic principal reductions. Interest only loans are primarily commercial lines of credit secured by business assets and inventory, and consumer home equity lines of credit secured by the borrower’s primary residence. Due to the fluctuations in business assets and inventory of our commercial borrowers, CFBank has increased risk due to a potential decline in collateral values without a corresponding decrease in the outstanding principal. Interest only commercial lines of credit totaled $12.9 million, or 34.4% of the commercial portfolio, at December 31, 2013. Given the recessionary effects of the economy, as previously discussed, the collateral that secures the home equity lines of credit may have experienced a deterioration in value since the loan was originated, increasing the risk to CFBank. Interest only home equity lines of credit totaled $12.1 million, or 81.0% of total home equity lines of credit, at December 31, 2013.

We believe the ALLL is adequate to absorb probable incurred credit losses in the loan portfolio as of December 31, 2013; however, future additions to the allowance may be necessary based on factors including, but not limited to, further deterioration in client business performance, continued or deepening recessionary economic conditions, declines in borrowers’ cash flows and market conditions which result in lower real estate values.  Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the ALLL.  Such agencies may require additional provisions for loan losses based on judgments and estimates that differ from those used by management, or on information available at the time of their review.  Management continues to diligently monitor credit quality in the existing portfolio and analyze potential loan opportunities carefully in order to manage credit risk.  An increase in loan losses could occur if economic conditions and factors which affect credit quality, real estate values and general business conditions worsen or do not improve.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Foreclosed assets.  Foreclosed assets totaled $1.6 million at December 31, 2013, and increased $111,000, or 7.3%, compared to $1.5 million at December 31, 2012. During the twelve months ended December 31, 2013, there was a sale of a single-family residential property, a small recovery on a commercial property and the single-family residential property that transferred into REO in May 2013, which was subsequently sold in August 2013.  In addition, there was an increase of approximately $172,500 related to additional units of the one remaining multi-family property in Mansfield, Ohio. Foreclosed assets at December 31, 2013 consisted of the one aforementioned multi-family property.

Premises and equipment.  Premises and equipment, net, totaled $3.5 million at December 31, 2013, a decrease of $1.8 million, or 33.3%, from $5.3 million at December 31, 2012.  The decline is mainly attributed to the sale of the Company’s corporate office building in Fairlawn, Ohio, along with the adjacent land, and certain furniture and fixtures.  See Note 8 – Premises and Equipment to our consolidated financial statements included in this report for additional information regarding the transaction.

Deposits. Deposits totaled $208.3 million at December 31, 2013, an increase of $34.8 million, or 20.0%, from $173.5 million at December 31, 2012.  The increase is primarily attributed to a $32.0 million increase in certificates of deposits, a $6.1 million increase in money market account balances and a $9.6 million increase in noninterest checking account balances, offset by an $11.1 million decrease in brokered deposits and  a $2.3 million decrease in interest bearing checking account balances.

Noninterest bearing checking account balances totaled $27.6 million at December 31, 2013 and increased $9.6 million, or 53.6%, from $18.0 million at December 31, 2013. The increase is attributable to our focused sales efforts to grow deposits and expanding our relationship opportunities with our customers.

Certificate of deposit account balances totaled $119.0 million at December 31, 2013 and increased $20.9 million, or 21.3%, from $98.2 million at December 31, 2012.  The increase was due to a $32.0 million increase in retail deposit accounts offset by a $11.1 million decrease in brokered deposits.

CFBank is a participant in the Certificate of Deposit Account Registry Service® (CDARS) program, a network of banks that allows us to provide our customers with FDIC insurance coverage on certificate of deposit account balances up to $50 million.  CDARS balances are considered brokered deposits by regulation.  Brokered deposits, including CDARS balances, totaled $21.0 million at December 31, 2013, and decreased $11.1 million, or 34.7%, from $32.1 million at December 31, 2012.  The decrease in brokered deposits was based on CFBank’s focus on increasing its retail deposits, coupled with the restrictions on acceptance or renewal of brokered deposits.  See the section titled “Liquidity and Capital Resources” for additional information regarding regulatory restrictions on brokered deposits.

Since receipt of the CFBank Order in May 2011, we have been prohibited from accepting or renewing brokered deposits, including CDARS balances.  CFBank received limited waivers from the prohibition on renewal of reciprocal CDARS deposits from the FDIC, and the restrictions were subsequently lifted upon the termination of the CFBank Order in January 2014.  Customer balances in the CDARS program totaled $5.9 million at December 31, 2013 and increased $1.8 million, or 42.2%, from $4.2 million at December 31, 2012.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Long-term FHLB advances. Long-term FHLB advances totaled $10.0 million at December 31, 2013 and December 31, 2012.  There are two outstanding advances from the FHLB totaling $5.0 million each. One advance matures in January 2014 and one in May 2014.  At year-end 2013, CFBank was limited to borrowing term maturities not exceeding 365 days due to restrictions imposed by FHLB due to the Orders. With the termination of the CFBank Order effective January 23, 2014, the FHLB notified the Bank that the restriction on borrowings terms had been lifted, effective January 24, 2014.  See the section titled “Liquidity and Capital Resources”  for additional information regarding limitations on FHLB advances.

Subordinated debentures.    Subordinated debentures totaled $5.2 million at year-end 2013 and 2012.  These debentures were issued in 2003 in exchange for the proceeds of a $5.0 million trust preferred securities offering issued by a trust formed by the Holding Company.  The terms of the subordinated debentures allow for the Company to defer interest payments for a period not to exceed five years.  The Holding Company’s Board of Directors elected to defer interest payments beginning with the quarterly interest payment due on December 30, 2010 in order to preserve cash at the Holding Company prior to completion of the stock offering. Cumulative deferred interest payments through September 30, 2012 totaling $348,000 were subsequently paid current in December 2012 with the approval of the FED using the proceeds from the common stock offering.  Cumulative deferred interest payments subsequent to September 30, 2012 have been accrued and totaled $209,600 as of December 31, 2013. Pursuant to the Holding Company Order, the Holding Company may not, directly or indirectly, incur, issue, renew, rollover, or pay interest or principal on any debt (including the subordinated debentures) or commit to do so, increase any current lines of credit, or guarantee the debt of any entity, without prior written notice to and written non-objection from the FED.

Secured borrowings: During the course of 2013, CFBank entered into certain loan participations that, according to the structure of the transactions, did not qualify for sales accounting treatment and are therefore accounted for as secured borrowings.  At December 31, 2013, there were five loan participation agreements classified as secured borrowings totaling approximately $6.5 million.  There were no secured borrowing transactions as of December 31, 2012.  The bank retains an ownership interest in these loans and provides customary servicing to the third-parties which are typically other community banks.

Stockholders’ equity:  Stockholders’ equity totaled $22.9 million at December 31, 2013, a decrease of $779,000 or 3.3% from $23.6 million at December 31, 2012.  The decline in total stockholders’ equity was primarily attributed to a $918,000 net operating loss during 2013.

Management continues to proactively monitor capital levels and ratios in its on-going capital planning process and to ensure compliance with the Orders.  CFBank has leveraged its capital to support balance sheet growth and drive increased net interest income.  The balance sheet growth has resulted in a decline in the Core Capital and Total Risk Based capital ratios, as was anticipated.  Management remains focused on preserving capital, and eventually growing capital though improving results from operations; however, should the need arise, CFBank has additional sources of capital and alternatives it could utilize to remain in compliance with the increased capital requirements to which CFBank is subject.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Currently, the Holding Company has excess cash to cover its expenses for the foreseeable future, and could inject capital into CFBank if necessary for CFBank to remain in compliance with its required capital ratios.  Also, CFBank has the flexibility to manage its balance sheet size as a result of the short duration of the assets as discussed with the Northpointe mortgage program, as well as to deploy those assets into higher earning assets to improve net interest income as the opportunity presents itself.

During the third quarter of 2013, the Holding Company entered into negotiations regarding the sale of the Fairlawn office building.  On October 22, 2013, the Holding Company received regulatory non-objection for the sale as mentioned above, and also received approval to downstream approximately $1.5 million of the proceeds to CFBank to increase its capital.  On October 29, 2013, the Company completed the transaction and received proceeds of approximately $3.2 million and recognized a gain on sale of assets of approximately $1.0 million during the fourth quarter.  Upon receipt of the proceeds, the Holding Company down-streamed $1.5 million of the proceeds to CFBank on October 30, 2013.

On August 20, 2012, the Company announced the successful completion of its common stock offering.  The Company sold 15.0 million shares of its common stock at $1.50 per share, resulting in gross proceeds of $22.5 million. See Note 2 to our consolidated financial statements included in this annual report for additional information regarding the common stock offering.

The Holding Company was a participant in the TARP Capital Purchase Program and issued $7.2 million of preferred stock to the U.S. Department of the Treasury (“Treasury”) on December 5, 2008. In connection with the issuance of the preferred stock, the Holding Company also issued to Treasury a warrant to purchase 67,314 shares of the Company’s common stock at an exercise price of $16.10 per share. On September 26, 2012, pursuant to an agreement with the Treasury and upon receipt of regulatory approval, the Holding Company utilized $3.0 million of the proceeds from its common stock offering to redeem the TARP obligations.  See Notes 17 and 18 to our consolidated financial statements included in this annual report for additional information regarding the terminated TARP Preferred Stock and Common Stock Warrant.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Results of Operations for 2013 and 2012

General.    Net loss attributable to common stockholders totaled $918,000, or ($0.06) per diluted common share, for the year ended December 31, 2013, compared to net earnings attributable to common stockholders of $866,000, or $0.14 per diluted common share, for the year ended December 31, 2012.  For the twelve months ended December, 2012, the discount on the redemption of the TARP obligation increased net earnings attributable to common stockholders by $5.0 million, while the preferred stock dividends and accretion of discount on the preferred stock increased the net loss attributable to the common stockholders by $328,000.  Due to the redemption of the TARP obligation on September 26, 2012, there was no impact in 2013 related to the preferred stock dividends and accretion of discount on the net loss attributable to the common stockholders. The net loss of $918,000 for the year ended December 31, 2013, compared to the net loss of $3.8 million for the year ended December 31, 2012 (excluding the impact of the TARP redemption), improved $2.8 million due primarily to a $752,000 increase in net interest income, a $633,000 decrease in provision expense, a $575,000 decrease in noninterest expense, and a $888,000 increase in noninterest income.

The improved net interest income is mainly attributed to the increase in overall outstanding loan balances, while the reduced provisioning expense is due to the improved credit quality of the loan portfolio through the reduction of problem loans. Additionally, declines in operating expenses from 2012 is primarily attributed to lower costs associated with foreclosed assets, reduced FDIC insurance premiums and reduced director fees.

The discount on redemption of the TARP obligations in 2012 increased earnings available to common stockholders by $5.0 million, which resulted in $0.14 earnings per diluted common share despite the net loss for the year ended December 31, 2012.

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

Net interest income totaled $5.4 million for the year ended December 31, 2013 and increased $752,000 or 16.2%, compared to $4.6 million for the year ended December 31, 2012. The increase in net interest income was primarily due to a $232,000, or 3.2%, increase in interest income, coupled with a $520,000, or 19.7%, decrease in interest expense.  The increase in interest income was primarily attributed to a $4.9 million, or 2.4%, increase in average interest-earnings assets outstanding, and improved mix, which was partially offset by a decline in yields. The decrease in interest expense was attributed to a 25 bps reduction in the average cost of funds on interest bearing liabilities, and improved mix from noninterest bearing deposits.  As a result, net interest margin of 2.52% for the year ended 2013 improved 30 bps over the net interest margin of 2.22% for the year ended 2012.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Interest expense totaled $2.1 million and decreased $520,000, or 19.7%, for the year ended December 31, 2013, compared to $2.6 million for the year ended December 31, 2012.  The decrease in interest expense resulted primarily from lower overall deposit costs due to a 25 bps decrease in average rates, as a result of deposit pricing and CD’s re-pricing in today’s lower rate environment, coupled with a decrease in higher cost brokered CD’s. In addition, CFBank's overall deposit mix improved due to an increase in average noninterest-bearing deposit liabilities, consisting primarily of commercial demand deposit accounts and other noninterest deposits, of $4.6 million, or 26.7%, as a result of CFBank's sales efforts and increase in customer relationships.

Provision for loan losses.  The provision for loan losses totaled $496,000 for the twelve months ended December 31, 2013 and decreased $633,000, or 56.1%, compared to $1.1 million for the twelve months ended December 31, 2012.  The decrease in the provision for loan losses for the year ended December 31, 2013 was primarily due to improved credit quality, a decrease in special mention and substandard loans, and a decrease in net charge-offs, which more than offset the provision for growth in the portfolio for new loans generated in 2013.  Net charge-offs decreased $2.0 million due to the fact that there were net charge-offs of $4,000, for the year ended December 31, 2013, compared to net charge-offs totaling $2.0 million, for the year ended December 31, 2012. The decrease in net charge-offs during the twelve months ended December 31, 2013 was primarily related to commercial and multi-family real estate loans.  The following table presents information regarding net charge-offs for 2013 and 2012.

	2013	2012
(Dollars in thousands)	Charge-offs (recoveries)
Commercial	$(41)	$(281)
Single-family residential real estate	161	55
Multi-family residential real estate	(29)	774
Commercial real estate	(60)	1,329
Home equity lines of credit	(12)	109
Other consumer loans	(15)	16
Total	$4	$2,002

See the section titled “Financial Condition – Allowance for loan losses” for additional information.

Noninterest income.    Noninterest income for the year ended December 31, 2013 totaled $1.9 million, and increased $888,000, or 88.4%, compared to $1.0 million for the year ended December 31, 2012.  The increase is due to gain realized on the sale of the Company’s corporate office building and certain furniture and fixtures of approximately $1.1 million.  This was partially offset by lower gains recognized on the sale of residential mortgages due to increased interest rate levels that slowed the residential mortgage market in 2013, and the fact that there were no net gains on the sale of securities for the year ended 2013, compared to $143,000 in 2012. Service charges on deposits increased approximately $108,000, or 44.1%, over 2012, due to an increase in account level and pricing changes. Other noninterest income increased approximately $127,000 or 56.8%, over 2012, as a result of investments in joint ventures the Holding made in 2013, as discussed in Note 22 to our consolidated financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Noninterest expense.  Noninterest expense for the year ended 2013 was $7.7 million, which represented a decline of $575,000, or 6.9%, compared to the $8.3 million recognized in 2012.  The overall decline in operating expenses is primarily attributed to a $607,000 reduction in costs associated with managing foreclosed properties and a $263,000 reduction in FDIC insurance premiums based on a lower assessment rate. These declines were partially offset by a $138,000 increase in professional fees associated with workout efforts, audit related and other consulting fees, and an increase in data processing fees related to certain services that were outsourced.

Income taxes.  The Company recorded a deferred tax valuation allowance which reduced the deferred tax asset to zero beginning in 2009 and continuing through the year ended December 31, 2013.  As such, there was no income tax benefit recorded for the year ended December 31, 2013.

Comparison of Results of Operations for 2012 and 2011

General.  Net loss totaled $3.8 million for the year ended December 31, 2012. The discount on redemption of the TARP obligations increase earnings available to common stockholders by $5.0 million, which resulted in $.14 earnings per diluted common share despite the net loss for the year ended December 31, 2012. The net loss for the year ended December 31, 2011 totaled $5.4 million or $(7.09) per diluted common share.

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

The decrease in the provision for loan losses during 2012 was due to a decrease in nonperforming loans, classified and criticized loans, past due loans and overall loan portfolio balances compared to 2011.  The decrease in net interest income in 2012 was due to a decrease in net interest margin, which was negatively affected by the level of on-balance-sheet liquidity during the year, which was invested in low-yielding overnight investments, and a decrease in the average balance of loans outstanding as compared to 2011.  The decrease in noninterest income in 2012 was primarily due to a decrease in net gains on sales of securities.  The decrease in noninterest expense was primarily related to the reduction of professional fees, expenses related to problem assets, FDIC premiums and franchise taxes.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net interest margin decreased to 2.22% during 2012, compared to 2.44% during 2011. The decrease in margin was due to a larger decrease in the yield on interest-earning assets than in the cost of interest-bearing liabilities. Yield on average interest-earning assets decreased 35 basis points (bp) in 2012 due to a decrease in higher-yielding loan and securities balances and an increase in lower-yielding other earning asset balances, primarily short-term cash investments that resulted from the increase in on-balance-sheet liquidity in 2011. Cost of average interest-bearing liabilities decreased 10 bp primarily due to a decrease in deposit costs, which reflected the sustained low market interest rate environment and lower deposit pricing in 2012, and a decrease in the average balance of FHLB advances and other borrowings.  Additional downward pressure on net interest margin could occur if the level of short-term cash investments remain at the current high level or increase, loan balances continue to decrease, nonperforming loans increase, downward repricing on existing interest-earning assets and new loan production caused by sustained low market interest rates continues, or the opportunity to decrease funding costs is unavailable.

Net interest income decreased $1.5 million, or 25.0%, to $4.6 million in 2012, compared to $6.2 million in 2011. The decrease was due to a 24.7% decrease in interest income, partially offset by a 24.3% decrease in interest expense.   Interest income decreased due to a decrease in both the average yield and average balance of interest-earning assets. The average yield on interest-earning assets decreased to 3.48% in 2012, from 3.82% in 2011. The decrease in average yield on interest-earning assets was due to loan mix and loan repricing.  Average interest-earning assets decreased $44.6 million in 2012.  The decrease in average interest-earning assets was due to a decrease in loan and securities balances. Interest expense decreased due to a decrease in both the average cost and average balance of interest-bearing liabilities.  The average cost of interest-bearing liabilities decreased to 1.37% in 2012, from 1.47% in 2011.  The decrease in average cost of interest-bearing liabilities was due to the sustained low market interest rates and reduced deposit pricing in the current year. Average interest-bearing liabilities decreased $44.8 million in 2012.  The decrease in average interest-bearing liabilities was primarily due to a decrease in deposits, and to a lesser extent, a decrease in FHLB advances and other borrowings.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Interest income on Federal funds sold and other earning assets increased $17,000, or 11.2%, to $169,000 in 2012, compared to $152,000 in 2011.  The increase in income was due to an increase in the average balance of these other earning assets associated with the increase in on-balance-sheet liquidity.  The average balance of other earning assets decreased $2.0 million, or 3.5%, to $55.8 million in 2012, from $57.8 million in 2011.

Interest expense decreased $845,000, or 24.3%, to $2.6 million in 2012, compared to $3.5 million in 2011.  The decrease in interest expense was due to a decrease in lower deposit balances, primarily CDARS and brokered CDs and due to repayment of advances in 2012.

Interest expense on deposits decreased $672,000, or 24.2%, to $2.1 million in 2012, compared to $2.8 million in 2011.  The decrease in interest expense on deposits was due to a decrease in the average cost of deposits, and a decrease in average deposit balances.  The average cost of deposits decreased 10 bp, to 1.20% in 2012, compared to 1.30% in 2011.  The decrease in the average cost of deposits was due to sustained low market interest rates and reduced deposit pricing.  Average deposit balances decreased $37.9, or 17.74%, to $175.8 million in 2012, compared to $213.8 million in 2011.  The decrease in average deposit balances was primarily due to a decrease in certificate of deposit account balances, and, to a lesser extent, interest bearing checking and money market account balances. Management used certificate of deposit accounts, including brokered deposits, as one of CFBank’s asset/liability management strategies to build on-balance-sheet liquidity and lock-in the cost of longer-term liabilities at low market interest rates prior to receipt of the CFBank Order in May 2011. Brokered deposits generally cost more than traditional deposits and can negatively impact the overall cost of deposits.  The average cost of brokered deposits increased 9 bp to 1.84% in 2012, from 1.75% in 2011, and was higher than the average cost of deposits in both years.  Average brokered deposit balances decreased $21.8 million, or 34.4%, to $41.5 million in 2012 from $63.2 million in 2011.  The decrease in average brokered deposit balances was due to maturities after receipt of the CFBank Order that were not replaced due to the prohibition on acceptance and renewal of brokered deposits.  See the section titled “Financial Condition - Deposits” for further information on brokered deposits, and the section titled “Liquidity and Capital Resources” for a discussion of regulatory restrictions on CFBank’s use of brokered deposits.

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

Provision for loan losses.  The provision for loan losses totaled $1.1 million in 2012, and decreased $2.2 million, compared to $3.4 million in 2011.  The decrease in the provision for loan losses in 2012 was due to a 23.4% decrease in nonperforming loans, a 31.1% decrease in classified and criticized loans, a 42.7% decrease in past due loans and a 0.6% increase in overall loan portfolio balances compared to 2011. The level of the provision for loan losses during 2012 and 2011 was primarily a result of adverse economic conditions in our market area that continue to negatively impact our borrowers, our loan performance and our loan quality.  See the section titled “Financial Condition – Allowance for loan losses” for additional information.

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

Noninterest income.  Noninterest income totaled $1.0 million and decreased $118,000, or 10.5%, in 2012, compared to $1.1 million in 2011.  The decrease in noninterest income was primarily due to a $210,000 decrease in net gains on sales of securities and a $26,000 decrease in service charges on deposit accounts partially offset by an $110,000 increase in net gains on sales of loans.

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

Foreclosed assets expense totaled $652,000 in 2012, compared to $1.2 million in 2011.  The decrease was primarily related to $329,000 gain on sales of REO properties and lower write-downs experienced in 2012. Occupancy and equipment expense decreased $9,000, or 3.24%, and totaled $269,000 in 2012, compared to $278,000 in 2011.  The decrease was primarily related to a decrease in common area maintenance expense.

Director fees decreased $62,000, or 34.3%, and totaled $119,000 in 2012, compared to $181,000 in 2011.  The decrease was primarily the result of suspending the payment of director fees for the last quarter of 2012.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

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

Professional fees decreased $84,000, or 8.9%, and totaled $860,000 in 2012, compared to $944,000 in 2011. The decrease was primarily related to lower legal fees associated with regulatory issues offset by an increase in stock transfer agent fees related to the reverse stock split.  Corporate and regulatory legal fees decreased $125,000, or 74.9%, and totaled $42,000 in 2012 compared to $167,000 in 2011. Management expects legal fees related to corporate and regulatory matters to continue at this level.

Advertising and promotion decreased $7,000, or 18.9%, and totaled $30,000 in 2012, compared to $37,000 in 2011.  The decrease was due to management’s decision to reduce expenditures for these items in the current year.

Depreciation expense decreased $147,000, or 38.3%, and totaled $237,000 in 2012, compared to $384,000 in 2010.  The decrease was due to a number of assets being fully depreciated at December 31, 2011.

The ratio of noninterest expense to average assets increased to 3.62% in 2012, from 3.43% in 2011.  The efficiency ratio increased to 137.98% in 2012, from 117.62% in 2011, due to a decrease in net interest income and noninterest income (excluding gains on sales of securities) in 2012.

Income taxes.  The Company recorded a deferred tax valuation allowance which reduced the deferred tax asset to zero beginning in 2009 and continuing through the year ended December 31, 2012.  As such, there was no income tax benefit recorded for the year ended December 31, 2012.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Average Balances, Interest Rates and Yields.  The following table presents, for the periods indicated, the total dollar amount of fully taxable equivalent interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed in both dollars and rates. Average balances are computed using month-end balances

	For the Years Ended December 31,
	2013			2012			2011
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate
	(Dollars in thousands)
Interest-earning assets:
Securities (1) (2)	$12,743	$199	1.58%	$16,632	$218	1.28%	$23,886	$422	1.81%
Loans and loans held for sale (3)	163,074	7,080	4.34%	134,397	6,795	5.06%	169,771	8,999	5.30%
Other earning assets	35,904	140	0.39%	55,772	169	0.30%	57,769	152	0.26%
FHLB stock	1,942	81	4.17%	1,942	86	4.43%	1,942	83	4.27%
Total interest-earning assets	213,663	7,500	3.51%	208,743	7,268	3.48%	253,368	9,656	3.82%
Noninterest-earning assets	22,728			19,969			19,441
Total assets	$236,391			$228,712			$272,809

Interest-bearing liabilities:
Deposits	$173,726	1,636	0.94%	$175,840	2,108	1.20%	$213,762	2,780	1.30%
FHLB advances and other borrowings	15,279	477	3.12%	16,714	525	3.14%	23,639	698	2.95%
Total interest-bearing liabilities	189,005	2,113	1.12%	192,554	2,633	1.37%	237,401	3,478	1.47%

Noninterest-bearing liabilities	24,691			20,653			22,700
Total liabilities	213,696			213,207			260,101

Equity	22,695			15,505			12,708
Total liabilities and equity	$236,391			$228,712			$272,809

Net interest-earning assets	$24,658			$16,189			$15,967
Net interest income/interest rate spread		$5,387	2.39%		$4,635	2.11%		$6,178	2.35%
Net interest margin			2.52%			2.22%			2.44%
Average interest-earning assets
to average interest-bearing liabilities	113.05%			108.41%			106.73%

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

	Year Ended			Year Ended
	December 31, 2013			December 31, 2012
	Compared to Year Ended			Compared to Year Ended
	December 31, 2012			December 31, 2011
	Increase (decrease)			Increase (decrease)
	due to			due to
	Rate	Volume	Net	Rate	Volume	Net
	(Dollars in thousands)
Interest-earning assets:
Securities (1)	$40	(59)	(19)	(100)	(104)	(204)
Loans and loans held for sale	(1,042)	1,327	285	(400)	(1,804)	(2,204)
Other earning assets	40	(69)	(29)	22	(5)	17
FHLB stock	(5)	-	(5)	3	-	3
Total interest-earning assets	(967)	1,199	232	(475)	(1,913)	(2,388)

Interest-bearing liabilities:
Deposits	(447)	(25)	(472)	(205)	(467)	(672)
FHLB advances and other borrowings	(3)	(45)	(48)	42	(215)	(173)
Total interest-bearing liabilities	(450)	(70)	(520)	(163)	(682)	(845)
Net change in net interest income	$(517)	1,269	752	(312)	(1,231)	(1,543)
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

Management actively monitors and manages interest rate risk.  The primary objective in managing interest rate risk is to limit, within established guidelines, the adverse impact of changes in interest rates on our net interest income and capital. We measure the effect of interest rate changes on CFBank’s economic value of equity (EVE), which is the difference between the estimated market value of its assets and liabilities under different interest rate scenarios.  The change in the EVE ratio is a long-term measure of what might happen to the market value of financial assets and liabilities over time if interest rates changed instantaneously and CFBank did not change existing strategies.  At December 31, 2013, CFBank’s EVE ratios, using interest rate shocks ranging from a 400 bp rise in rates to a 200 bp decline in rates are shown in the following table.  All values are within the acceptable range established by CFBank’s Board of Directors.

Economic Value of Equity
as a Percent of Assets
(CFBank only)

Basis Point	Basis Point
Change in Rates	Change in Rates
+400	9.70%
+300	10.20%
+200	10.70%
+100	11.20%
0	11.60%
(100)	11.70%
(200)	11.60%

Management’s Discussion and Analysis of Financial Condition and Results of Operations

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

CFBank is required by regulation to maintain sufficient liquidity to ensure its safe and sound operation. Thus, adequate liquidity may vary depending on CFBank’s overall asset/liability structure, market conditions, the activities of competitors, the requirements of our own deposit and loan customers and regulatory considerations.  Management believes that the Holding Company’s and CFBank’s liquidity is sufficient to meet its daily operating needs and fulfill its strategic planning.

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

The following table summarizes CFBank’s cash available from liquid assets and borrowing capacity at December 31, 2013 and 2012.

	December 31, 2013	December 31, 2012

	(Dollars in thousands)
Cash, unpledged securities and deposits in other financial institutions	$22,735	$32,396
Additional borrowing capacity at the FHLB	9,404	7,460
Additional borrowing capacity at the FRB	25,110	14,859
Unused commercial bank line of credit	1,000	1,000
Total	$58,249	$55,715

Cash, unpledged securities and deposits in other financial institutions decreased $9.7 million, or 29.8%, during 2013.  The decrease was due to utilizing these funds to fund the loan growth of CFBank.

CFBank’s additional borrowing capacity with the FHLB increased to $9.4 million at December 31, 2013, up $1.9 million, or 26.1%, from $7.5 million at December 31, 2012 due to an increase in the balance of eligible loans pledged as collateral for advances.  As of December 31, 2013, due to regulatory considerations, CFBank was only eligible for future advances with a maximum maturity of 365 days.  On January 24, 2014, CFBank was notified by the FHLB that the restriction on the term of future advances had been lifted as a result of the CFBank Order being terminated effective January 23, 2014.

CFBank’s additional borrowing capacity at the FRB increased to $25.1 million at December 31, 2013 from $14.9 million at December 31, 2012.  In addition, CFBank is once again eligible to participate in the FRB’s primary credit program, providing CFBank access to short-term funds at any time, for any reason, based on the collateral pledged.

CFBank’s borrowing capacity with both the FHLB and FRB may be negatively impacted by changes such as, but not limited to, further tightening of credit policies by the FHLB or FRB, deterioration in the credit performance of CFBank’s loan portfolio or CFBank’s financial performance, or a decrease in the balance of pledged collateral.

CFBank had a $1.0 million unused line of credit with one commercial bank at December 31, 2013, and 2012.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Deposits are obtained predominantly from the areas in which CFBank’s offices are located. We rely primarily on a willingness to pay market-competitive interest rates to attract and retain retail deposits. Accordingly, rates offered by competing financial institutions may affect our ability to attract and retain deposits.  As a result of the CFBank Order, we were prohibited from offering above-market interest rates and were subject to market rates published by the FDIC when offering deposits to the general public. [However, these limitations are no longer applicable to CFBank as a result of the termination of the CFBank Order in January of 2014.]Liquidity could be significantly impacted by the limitations on rates we can offer on deposits to the general public.   Effective as of January 23, 2014, the OCC terminated the CFBank order.  See Note 2 – Regulatory Considerations for further discussion.

Prior to receipt of the CFBank Order in May 2011, CFBank used brokered deposits as an element of a diversified funding strategy and an alternative to borrowings. As a result of the CFBank Order, we were prohibited from accepting or renewing brokered deposits without FDIC approval, although we had the ability to seek wholesale deposits that are not considered brokered deposits.  At December 31, 2013, CFBank had $21.0 million in brokered deposits with maturity dates from January 2014 through August 2016. In addition, the prohibition on brokered deposits limited CFBank’s ability to participate in the CDARS program and impacted our liquidity management. Although CFBank customers participate in the CDARS program, CDARS deposits are considered brokered deposits by regulation.  As a result of the termination of the CFBank Order effective January 23, 2014, the restrictions on broker deposits no longer apply and, therefore, we will have greater access to more diversified funding sources.  See Footnote 2 – Regulatory Considerations for further discussion.

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

As a result of the common stock offering in 2012, the Holding Company had adequate funds at December 31, 2013 to meet its current and anticipated operating needs at this time. The Holding Company’s current cash requirements include operating expenses and exclude interest on subordinated debentures, which have been deferred, as discussed below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Annual debt service on the subordinated debentures is currently approximately $170,000.  The subordinated debentures have a variable rate of interest, reset quarterly, equal to the three-month LIBOR plus 2.85%.  The total rate in effect was 3.10% at December 31, 2013.  An increase in the three-month LIBOR would increase the debt service requirement of the subordinated debentures.    Cumulative deferred payments subsequent to September 30, 2012 have been accrued and totaled $210 as of December 31, 2013 and $42 at December 31, 2012.

Banking regulations limit the amount of dividends that can be paid to the Holding Company by CFBank without prior regulatory approval. Generally, financial institutions may pay dividends without prior approval as long as the dividend is not more than the total of the current calendar year-to-date earnings plus any earnings from the previous two years not already paid out in dividends, and as long as the financial institution remains well capitalized after the dividend payment. As of December 31, 2013, CFBank could not pay any dividends to the Holding Company without receiving the prior written approval of the OCC.  Future dividend payments by CFBank to the Holding Company would be based on future earnings and subject to regulatory approval. However, the payment of dividends from CFBank to the Holding Company is not likely to be approved by the OCC while CFBank is suffering losses.

Federal income tax laws provided additional deductions, totaling $2,250, for thrift bad debt reserves established before 1988. Accounting standards do not require a deferred tax liability to be recorded on this amount, which otherwise would total $765 at year-end 2013. However, if CFBank were wholly or partially liquidated or otherwise ceases to be a bank, or if tax laws were to change, this amount would have to be recaptured and a tax liability recorded. Additionally, any distributions in excess of CFBank’s current or accumulated earnings and profits would reduce amounts allocated to its bad debt reserve and create a tax liability for CFBank. The amount of additional taxable income created by such a distribution is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Thus, if CFBank makes a distribution that reduces the amount allocated to its bad debt reserve, then approximately one and one-half times the amount used would be includible in gross income for federal income tax purposes, assuming a 34% corporate income tax rate. CFBank does not intend to make distributions that would result in a recapture of any portion of its bad debt reserve.

A portion of the proceeds from the completed common stock offering has been retained by the Holding Company for general corporate purposes.   The Holding Company had $3.3 million in cash and cash equivalents at December 31, 2013.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

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

Determination of the allowance for loan losses.    The ALLL represents management’s estimate of probable incurred credit losses in the loan portfolio at each balance sheet date. The allowance consists of general and specific components.  The general component covers loans not classified as impaired and is based on historical loss experience, adjusted for current factors. Current factors considered include, but are not limited to, management’s oversight of the portfolio, including lending policies and procedures; nature, level and trend of the portfolio, including past due and nonperforming loans, loan concentrations, loan terms and other characteristics; current economic conditions and outlook; collateral values; and other items.  The specific component of the ALLL relates to loans that are individually classified as impaired. Loans exceeding policy thresholds are regularly reviewed to identify impairment. A loan is impaired when, based on current information and events, it is probable that CFBank will be unable to collect all amounts due according to the contractual terms of the loan agreement.  Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.  Determining whether a loan is impaired and whether there is an impairment loss requires judgment and estimates, and the eventual outcomes may differ from estimates made by management.  The determination of whether a loan is impaired includes: review of historical data; judgments regarding the ability

Management’s Discussion and Analysis of Financial Condition and Results of Operations

of the borrower to meet the terms of the loan; an evaluation of the collateral securing the loan and estimation of its value, net of selling expenses, if applicable; various collection strategies; and other factors relevant to the loan or loans.  Impairment is measured based on the fair value of collateral, less costs to sell, if the loan is collateral dependent, or alternatively, the present value of expected future cash flows discounted at the loan’s effective rate, if the loan is not collateral dependent. When the selected measure is less than the recorded investment in the loan, an impairment loss is recorded. As a result, determining the appropriate level for the ALLL involves not only evaluating the current financial situation of individual borrowers or groups of borrowers, but also current predictions about future events that could change before an actual loss is determined.  Based on the variables involved and the fact that management must make judgments about outcomes that are inherently uncertain, the determination of the ALLL is considered to be a critical accounting policy. Additional information regarding this policy is included in the previous section titled “Financial Condition - Allowance for loan losses” and in Notes 1, 4 and 6 to our consolidated financial statements.

Valuation of the deferred tax asset.

In 2012, a recapitalization program through the sale of $22.5 million in common stock improved the capital levels of the Bank and provided working capital for the holding company. The result of the change in stock ownership associated with the stock offering, within the guidelines of Section 382 of the Internal Revenue Code of 1986, was that the Company incurred an ownership change. At year-end 2013, the Company had net operating loss carryforwards of $27,835, which expire at various dates from 2024 to 2033, and has alternative minimum tax credit   carryforwards of $60, which do not expire. As a result of the ownership change, the Company's ability to utilize carryforwards that arose before the stock offering closed is limited to $163 per year. Due to this limitation, management determined it is more likely than not that $20,520 of net operating loss carryforwards will expire unutilized. As required by accounting standards, the Company reduced the carrying value of deferred tax assets, and the corresponding valuation allowance, by the $6,977 tax effect of this lost realizability.

The Company maintained a valuation allowance against the net deferred tax assets at December 31, 2013 and December 31, 2012, based on its estimate of future reversal and utilization. When determining the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded as a benefit, the Company conducts a regular assessment of all available information. This information includes, but is not limited to, taxable income in prior periods, projected future income and projected future reversals of deferred tax items. Based on these criteria, the Company determined that it was necessary to maintain a full valuation allowance against the entire net deferred tax asset.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Market Prices and Dividends Declared

The common stock of Central Federal Corporation trades on the Nasdaq® Capital Market under the symbol “CFBK.”  As of December 31, 2013, there were 15,823,710 shares of common stock outstanding.

The following table shows the quarterly reported high and low sales prices of our common stock during 2013 and 2012 (a one-for-five stock split occurred effective May 4, 2012). There were no dividends declared during 2013 or 2012.

2013	High	Low

First Quarter	$1.75	$1.31
Second Quarter	$1.56	$1.29
Third Quarter	$1.50	$1.30
Fourth Quarter	$1.47	$1.30

2012	High	Low

First Quarter	$5.00	$3.00
Second Quarter*	$3.49	$2.40
Third Quarter*	$3.68	$1.26
Fourth Quarter	$1.60	$1.15

* Note: On May 4, 2012, a one-for-five reverse stock split was effective and on August 20,2012, the capital raise was completed, resulting in the issuance of 15.0 million new shares of common stock at $1.50 per share.

Pursuant to the Holding Company Order, the Company may not declare, make, or pay any cash dividends on its equity stock or make other capital distributions or purchase, repurchase or redeem or commit to purchase, repurchase, or redeem any Company equity stock without the prior written non-objection of the FED.   Additional information is contained in the section titled “Financial Condition - Stockholders’ equity” and in Notes 2 and 17 to our consolidated financial statements.

CENTRAL FEDERAL CORPORATION
Worthington, Ohio
ANNUAL REPORT
December 31, 2013 and 2012

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 1992 Internal Control-Integrated Framework.

Based on that assessment, management identified the following deficiency in internal control over financial reporting as of December 31, 2013 that management considers to be a material weakness:

•

The Company did not maintain effective controls over certain loan participation transactions to identify potential transactions that could result in loan participations sold being classified as secured borrowings.

To remediate the material weakness described above, and enhance our internal controls over financial reporting, management has initiated the following changes:

•

Subsequent to December 31, 2013, management amended its loan participation agreements to remove the language that disqualified the loan participations from sales accounting treatment and entered into amended loan participation agreements with the participating institutions with respect to five loans that were classified as  secured borrowings; and

•

Management is in process of revising its standardized loan participation agreement to ensure that loan participations thereunder will qualify for sales accounting treatment.  In addition, management is in the process of implementing procedures to ensure that any modifications to the standardized loan participation agreement will require approval by the Chief Executive Officer and Chief Financial Officer prior to executing the transaction.

CENTRAL FEDERAL CORPORATION

Based on its identification of the material weakness described above, management concluded that, as of December 31, 2013, the Company’s internal control over financial reporting did not meet the criteria for effective internal control over financial reporting and, therefore, was not effective.

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

Timothy T. O’Dell

Chief Executive Officer

John Helmsdoerfer, CPA

Chief Financial Officer and Treasurer

March 31, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Central Federal Corporation

Worthington, Ohio

We have audited the accompanying consolidated balance sheets of Central Federal Corporation as of December 31, 2013 and 2012 and the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2013.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Federal Corporation as of December 31, 2013 and 2012 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

The Company has experienced recurring losses in 2013, 2012 and 2011 from operations due to elevated levels of loan losses and non-performing assets.  As a result, the Company and its wholly owned subsidiary (CF Bank) are currently operating under Regulatory Orders that require, among other items, higher levels of regulatory capital at CFBank and restrictions on the ability to pay dividends. Failure to comply with these regulatory orders could subject the Company to additional enforcement actions.  See note 2 for a discussion of the Regulatory Orders and Management’s Plans.

/s/ Crowe Horwath LLP

Crowe Horwath LLP

Cleveland, Ohio

March 31, 2014

CENTRAL FEDERAL CORPORATION

CONSOLIDATED BALANCE SHEETS

December 31, 2013 and 2012

(Dollars in thousands, except per share data)

	December 31,	December 31,
	2013	2012

ASSETS
Cash and cash equivalents	$19,160	$25,152
Interest-bearing deposits in other financial institutions	1,982	2,726
Securities available for sale	9,672	17,639
Loans held for sale, at fair value	3,285	623
Loans, net of allowance of $5,729 and $5,237	207,141	153,043
FHLB stock	1,942	1,942
Foreclosed assets, net	1,636	1,525
Premises and equipment, net	3,547	5,317
Assets held for sale	-	167
Other intangible assets	-	49
Bank owned life insurance	4,535	4,405
Accrued interest receivable and other assets	2,848	2,447
	$255,748	$215,035

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
Noninterest bearing	$27,652	$18,008
Interest bearing	180,657	155,500
Total deposits	208,309	173,508
Long-term FHLB advances	10,000	10,000
Other secured borrowings	6,526	-
Advances by borrowers for taxes and insurance	575	241
Accrued interest payable and other liabilities	2,319	2,488
Subordinated debentures	5,155	5,155
Total liabilities	232,884	191,392

Commitments and contingent liabilities	-	-

Stockholders' equity
Preferred stock, Series A, $.01 par value;
1,000,000 shares authorized, 0 issued at December 31, 2013 and 2012	-	-
Common stock, $.01 par value,
shares authorized; 50,000,000
shares issued; 15,935,417 in 2013 and 15,936,417 in 2012	159	159
Additional paid-in capital	48,067	47,919
Accumulated deficit	(22,215)	(21,297)
Accumulated other comprehensive income	98	107
Treasury stock, at cost; 111,707 shares	(3,245)	(3,245)
Total stockholders' equity	22,864	23,643
	$255,748	$215,035

See Accompanying notes.

CENTRAL FEDERAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2013, 2012 and 2011

(Dollars in thousands, except per share data)

	2013	2012	2011
Interest and dividend income
Loans, including fees	$7,080	$6,795	$8,999
Securities	199	218	422
FHLB stock dividends	81	86	83
Federal funds sold and other	140	169	152
	7,500	7,268	9,656
Interest expense
Deposits	1,636	2,108	2,780
Long-term FHLB advances and other debt	310	345	530
Subordinated debentures	167	180	168
	2,113	2,633	3,478
Net interest income	5,387	4,635	6,178
Provision for loan losses	496	1,129	3,375
Net interest income after provision for loan losses	4,891	3,506	2,803

Noninterest income
Service charges on deposit accounts	353	245	271
Net gains on sales of loans	88	404	294
Net gain on sales of securities	-	143	353
Gain on sale of fixed assets	1,114	-	-
Earnings on bank owned life insurance	130	132	130
Other	208	81	75
	1,893	1,005	1,123

Noninterest expense
Salaries and employee benefits	3,849	3,906	4,043
Occupancy and equipment	326	269	278
Data processing	632	588	569
Franchise taxes	337	219	253
Professional fees	998	860	944
Director fees	25	119	181
Postage, printing and supplies	215	172	131
Advertising and promotion	40	30	37
Telephone	78	66	74
Loan expenses	90	137	81
Foreclosed assets, net	45	652	1,187
Depreciation	205	237	384
FDIC premiums	300	563	687
Amortization of intangibles	49	40	40
Regulatory assessment	158	143	168
Other insurance	148	153	135
Other	207	123	159
	7,702	8,277	9,351
Income (loss) before incomes taxes	(918)	(3,766)	(5,425)
Income tax expense	-	-	-
Net income (loss)	(918)	(3,766)	(5,425)
Preferred stock dividends and accretion of discount on preferred stock	-	(328)	(425)
Discount on redemption of preferred stock	-	4,960	-
Earnings (loss) attributable to common stockholders	$(918)	$866	$(5,850)

Earnings (loss) per common share:
Basic	$(0.06)	$0.14	$(7.09)
Diluted	$(0.06)	$0.14	$(7.09)

See Accompanying notes.

CENTRAL FEDERAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Years ended December 31, 2013, 2012 and 2011

(Dollars in thousands, except per share data)

	2013	2012	2011
Net loss	$(918)	$(3,766)	$(5,425)
Other comprehensive income (loss):
Unrealized holding gains (losses) arising during the period
related to investment securities available for sale:
Unrealized net gains (losses)	(9)	(136)	67
Related income tax expense	-	-	-
Net unrealized gains (losses)	(9)	(136)	67
Less: reclassification adjustment for net gains realized
during the period on investment securities available for sale:
Realized net gains	-	143	353
Related income tax expense	-	-	-
Net realized gains	-	143	353
Other comprehensive income (loss)	(9)	(279)	(286)
Comprehensive income (loss)	$(927)	$(4,045)	$(5,711)

See accompanying notes.

CENTRAL FEDERAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years ended December 31, 2013, 2012 and 2011

(Dollars in thousands, except per share data)

					Accumulated
			Additional		Other		Total
	Preferred	Common	Paid-In	Accumulated	Comprehensive	Treasury	Stockholders'
	Stock	Stock	Capital	Deficit	Income	Stock	Equity
Balance at January 1, 2011	$7,069	$9	$27,797	$(16,313)	$672	$(3,245)	$15,989
Net loss				(5,425)			(5,425)
Other comprehensive loss					(286)		(286)
Accretion of discount on preferred stock	51			(51)			-
Release of 2,426 stock-based incentive plan shares			23				23
Stock option expense, net of forfeitures			17				17
Preferred stock dividends				(374)			(374)
Balance at December 31, 2011	7,120	9	27,837	(22,163)	386	(3,245)	9,944
Net loss				(3,766)			(3,766)
Other comprehensive loss					(279)		(279)
Accretion of discount on preferred stock	39			(39)			-
Release of 1,567 stock-based incentive plan shares, net of forfeitures			4				4
Stock option expense, net of forfeitures			7				7
Preferred stock dividends				(289)			(289)
Redemption of TARP obligations, including $801 accrued dividends	(7,159)			4,960			(2,199)
Proceeds from issuance of 15.0 million shares in common stock offering, net of $2,279 offering expenses		150	20,071				20,221
Balance at December 31, 2012	-	159	47,919	(21,297)	107	(3,245)	23,643
Net loss				(918)			(918)
Other comprehensive Income (loss)					(9)		(9)
Release of 133 stock-based incentive plan shares, net of forfeitures			(6)				(6)
Stock option expense, net of forfeitures			165				165
Offering costs associated with issuance of common stock			(11)				(11)
Balance at December 31, 2013	$-	$159	$48,067	$(22,215)	$98	$(3,245)	$22,864

See accompanying notes.

CENTRAL FEDERAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES OF CASH FLOWS

Years ended December 31, 2013, 2012 and 2011

(Dollars in thousands, except per share data)

fff

	2013	2012	2011

Net loss	$(918)	$(3,766)	$(5,425)
Adjustments to reconcile net loss to net cash from operating activities:
Provision for loan losses	496	1,129	3,375
Provision for losses on foreclosed assets	-	962	1,139
Valuation (gain) loss on mortgage servicing rights	-	(1)	(3)
Depreciation	205	237	384
Amortization, net	437	673	858
Net gains on sales of securities	-	(143)	(353)
Originations of loans held for sale	(32,603)	(30,461)	(36,035)
Proceeds from sale of loans held for sale	30,028	31,342	37,072
Net gains on sales of loans	(88)	(404)	(294)
(Gain) loss on sale of premises and equipment	(1,114)	4	-
Loss on sale of assets held for sale	-	-	2
Gain on sale of foreclosed assets	(28)	(338)	(8)
Earnings on bank owned life insurance	(130)	(132)	(130)
Stock-based compensation expense	159	11	40
Net change in:
Accrued interest receivable and other assets	(409)	(215)	(95)
Accrued interest payable and other liabilities	(169)	142	(46)
Net cash from (used by) operating activities	(4,134)	(960)	481

Cash flows from investing activities:
Net (increase) decrease in interest-bearing deposits in other financial institutions	744	(742)	(1,984)
Available-for-sale securities:
Sales	-	2,144	12,219
Maturities, prepayments and calls	7,690	11,497	9,878
Purchases	-	(13,447)	(12,473)
Loan originations and payments, net	(54,900)	(4,485)	36,247
Additions to premises and equipment	(341)	(24)	(69)
Proceeds from the sales of assets held for sale	3,187	-	533
Proceeds from the sale of foreclosed assets	149	1,720	1,000
Proceeds from mortgage insurance on foreclosed assets	14	73	-
Net cash from (used by) investing activities	(43,457)	(3,264)	45,351

Cash flows from financing activities
Net change in deposits	34,750	(43,621)	(10,417)
Net change in short-term borrowings from the FHLB and other debt	6,526	(5,742)	(8,200)
Net change in advances by borrowers for taxes and insurance	334	82	(54)
Redemption of TARP obligations	-	(3,000)	-
Net proceeds from issuance of common stock	-	20,221	-
Cost associated with issuance of common stock	(11)	-	-
Net cash from (used by) financing activities	41,599	(32,060)	(18,671)

Net change in cash and cash equivalents	(5,992)	(36,284)	27,161

Beginning cash and cash equivalents	25,152	61,436	34,275

Ending cash and cash equivalents	$19,160	$25,152	$61,436

Supplemental cash flow information:
Interest paid	$1,956	$2,835	$3,366

Supplemental noncash disclosures:
Transfers from loans to repossessed assets	$246	$1,754	$-
Loans issued to finance the sale of repossessed assets	-	171	-
Loans transferred from held for sale to portfolio	-	109	-
Transfer from premises and equipment to assets held for sale	1,903	-	167

See accompanying notes.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation:  The consolidated financial statements include Central Federal Corporation (the Holding Company), its wholly-owned subsidiaries, CFBank, Ghent Road, Inc., and Smith Ghent LLC, together referred to as the “Company”.  Ghent Road, Inc. was formed in 2006 and owned the land adjacent to the corporate office, and Smith Ghent LLC owned the building. During October 2013, the Company consummated a sale of its corporate office building and adjacent land, and relocated its main office branch to a nearby location. After the sale was finalized, Ghent Road, Inc. and Smith Ghent LLC, prior to year-end 2013, were legally dissolved. However, all results of operations for 2013 and 2012 are included in these consolidated financial statements.  Intercompany transactions and balances are eliminated in consolidation.

CFBank provides financial services through its four full-service banking offices in Fairlawn, Calcutta, Wellsville and Worthington, Ohio.  Its primary deposit products are commercial and retail checking, savings, money market and term certificate accounts. Its primary lending products are commercial and commercial real estate, residential mortgages and installment loans.  There are no significant concentrations of loans to any one industry or customer segment.  However, the customers’ ability to repay their loans is dependent on general economic conditions and the real estate values in the customers’ geographic areas.

On August 20, 2012, the Company successfully completed a registered common stock offering.  Net proceeds from the offering totaled $20,221 after deducting $2,279 of offering costs.  The capital raise resulted in 15 million additional common shares being issued at the price of $1.50 per share.

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

Interest-Bearing Deposits in Other Financial Institutions:  Interest‑bearing deposits in other financial institutions mature at various times through November 2015 and are carried at cost.

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

Interest income includes amortization of purchase premium or accretion of discount.  Premiums and discounts on securities are amortized or accreted on the level-yield method without anticipating prepayments, except for mortgage-backed securities and collateralized mortgage obligations where prepayments are anticipated based on industry payment trends.  Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

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

See accompanying notes.

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

Loans:  Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, adjusted for purchase premiums and discounts, deferred loan fees and costs, accrued interest receivable and an allowance for loan losses (ALLL).  Interest income is accrued on the unpaid principal balance.  Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level‑yield method without anticipating prepayments. The recorded investment in loans includes accrued interest receivable.

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

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income in the period in which it is placed in a nonaccrual status.  Interest received on such loans is accounted for on the cash-basis or cost‑recovery method, until qualifying for return to accrual status.  Loans are considered for return to accrual status provided all the principal and interest amounts are contractually due are brought current, there is a current and well documented credit analysis,  there is reasonable assurance of repayment of principal and interest, and the customer has demonstrated sustained, amortizing payment performance of at least six months.

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

Allowance for Loan Losses (ALLL):  The ALLL is a valuation allowance for probable incurred credit losses.  Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.  Subsequent recoveries, if any, are credited to the allowance.  Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors.  Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

See accompanying notes.

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

Loans of all classes within the commercial, multi-family residential and commercial real estate segments, regardless of size, and loans of all other classes with balances over $500 are individually evaluated for impairment when they are 90 days past due, or earlier than 90 days past due if information regarding the payment capacity of the borrower indicates that payment in full according to the loan terms is doubtful.  If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loans existing rate, or at the fair value of collateral, less costs to sell, if repayment is expected solely from the collateral.  Large groups of smaller balance homogeneous loans, such as consumer and single-family residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

TDRs of all classes of loans are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception.  If a TDR is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. If the payment of the loan is dependent on the sale of the collateral, then costs to liquidate the collateral are included when determining the impairment.  For TDRs that subsequently default, the amount of reserve is determined in accordance with the accounting policy for the ALLL.

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

The general reserve component covers non‑impaired loans of all classes and is based on historical loss experience adjusted for current factors.  The historical loss experience is determined by loan class and is based on the actual loss history experienced by the Company over a three year period.  The general component is calculated based on CFBank’s loan balances and actual historical three year historical loss rates.  For loans with little or no actual loss experience, industry estimates are used based on loan segment. This actual loss experience is supplemented with other economic and judgmental factors based on the risks present for each loan class.  These economic and judgmental factors include consideration of the following:  levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.

During the fourth quarter, after running parallel calculations and analyzing results for the last two quarters, the Bank revised its ALLL methodology for the general reserve.  Previously, the base methodology relied more heavily on industry data and loss given default rates and probability of default.  Based on the fact that the Bank has been tracking historical loss rates for a significant time, the new methodology uses a historical three year loss rate as its base methodology.  Similar to before, the base methodology may be supplemented with economic and judgmental factors.  Based on the

See accompanying notes.

change in methodology which considered portfolio migration, three year loss rates and revised economic and judgmental factors, a $250 reduction to the allowance for loan loss was recorded.  The impact on prior quarters was not considered material.

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

Multi-family residential real estate loans:  Multi-family residential real estate loans include loans secured by apartment buildings, condominiums and multi-family residential houses generally located within our primary market area. Underwriting policies provide that multi- family residential real estate loans may be made in amounts up to 85% of the lower of the appraised value or purchase price of the property.  In underwriting multi-family residential real estate loans, we consider the appraised value and net operating income of the property, the debt service ratio and the property owner’s and/or guarantor’s financial strength, expertise and credit history. We offer both fixed and adjustable rate loans. Fixed rates are generally limited to three to five years, at which time they convert to adjustable rate loans. Because payments on loans secured by multi-family residential properties are dependent on successful operation or management of the properties, repayment of multi-family residential real estate loans may be subject to a greater extent to adverse conditions in the real estate market or the economy.  Adjustable rate multi-family residential real estate loans generally pose credit risks not inherent in fixed-rate loans, primarily because as interest rates rise, the borrowers’ payments rise, increasing the potential for default. Additionally, adjustable rate multi-family residential real estate loans generally do not contain periodic and lifetime caps on interest rate changes.  We seek to minimize the additional risk presented by adjustable rate multi-family residential real estate loans through underwriting criteria that require such loans to be qualified at origination with sufficient debt coverage ratios under increasing interest rate scenarios.

Commercial real estate loans:  Commercial real estate loans include loans secured by owner occupied and non-owner occupied properties used for business purposes, such as manufacturing facilities, office buildings or retail facilities generally located within our primary market area.  Underwriting policies provide that commercial real estate loans may be made in amounts up to 80% of the lower of the appraised value or purchase price of the property. In underwriting commercial real estate loans, we consider the appraised value and net operating income of the property, the debt service ratio and the property owner’s and/or guarantor’s financial strength, expertise and credit history. We offer both fixed and adjustable rate loans. Fixed rates are generally limited to three to five years, at which time they convert to

See accompanying notes.

adjustable rate loans. Because payments on loans secured by commercial real estate properties are dependent on successful operation or management of the properties, repayment of commercial real estate loans may be subject to a greater extent to adverse conditions in the real estate market or the economy.  Adjustable rate commercial real estate loans generally pose credit risks not inherent in fixed-rate loans, primarily because as interest rates rise, the borrowers’ payments rise, increasing the potential for default. Additionally, adjustable rate commercial real estate loans generally do not contain periodic and lifetime caps on interest rate changes.  We seek to minimize the additional risk presented by adjustable rate commercial real estate loans through underwriting criteria that require such loans to be qualified at origination with sufficient debt coverage ratios under increasing interest rate scenarios.

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

Home equity lines of credit:  Home equity lines of credit include both loans we originate for portfolio and purchased loans.  We originate home equity lines of credit to customers generally within our primary market area.  Home equity lines of credit are variable rate loans and the interest rate adjusts monthly at various margins above the prime rate of interest as disclosed in The Wall Street Journal. The margin is based on certain factors including the loan balance, value of collateral, election of auto-payment, and the borrower’s FICO® score.  The amount of the line is based on the borrower’s credit, income and equity in the home.  When combined with the balance of the prior mortgage liens, these lines generally may not exceed 89.9% of the appraised value of the property at the time of the loan commitment.  The lines are secured by a subordinate lien on the underlying real estate and are, therefore, vulnerable to declines in property values in the geographic areas where the properties are located.  Credit approval for home equity lines of credit requires income sufficient to repay principal and interest due, stability of employment, an established credit record and sufficient collateral.  Collectability of home equity lines of credit are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. In 2005 and 2006, we purchased home equity lines of credit collateralized by properties located throughout the United States. The purchased home equity lines of credit present higher risk than the home equity lines of credit we originate for our portfolio as they include properties in geographic areas that have experienced significant declines in housing values, such as California, Florida and Virginia.  The collateral values associated with certain loans in these states have declined by up to approximately 50% since these loans were originated in 2005 and 2006, and as a result, some loan balances exceed collateral values.  We continue to monitor collateral values and borrower FICO® scores on both purchased and portfolio loans and, when the situation warrants, have frozen the lines of credit.

Other consumer loans:  Other consumer loans include closed-end home equity, home improvement, and auto and credit card loans to consumers generally located within our primary market area.  Credit approval for other consumer loans requires income sufficient to repay principal and interest due, stability of employment, an established credit record and sufficient collateral for secured loans.  Consumer loans typically have shorter terms and lower balances with higher yields as compared to real estate mortgage loans, but generally carry higher risks of default. Consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal circumstances.

See accompanying notes.

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

Servicing fee income, which is reported on the income statement as loan servicing fees, net is recorded for fees earned for servicing loans.  The fees are based on a contractual percentage of the outstanding principal, or a fixed amount per loan, and are recorded as income when earned.  The amortization of mortgage servicing rights is netted against loan servicing fee income.  Loan servicing fees, net totaled $19,  $26 and $22 for the years ended December 31, 2013, 2012 and 2011, respectively.  Late fees and ancillary fees related to loan servicing are not material.

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

Premises and Equipment:  Land is carried at cost.  Premises and equipment are stated at cost less accumulated depreciation.  Buildings and related components are depreciated using the straight‑line method with useful lives ranging from 3 to 40 years.  Furniture, fixtures and equipment are depreciated using the straight‑line method with useful lives ranging from 2 to 25 years. Leasehold improvements are depreciated straight-line over the shorter of the useful life or the lease term.

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

See accompanying notes.

date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Other Intangible Assets:    Other intangible assets consist of identified intangibles from the purchase of the remaining two-thirds interest in Smith Ghent LLC in October 2009.  The intangible asset was initially measured at fair value and is being amortized on a straight-line method over the estimated life of 4.5 years. When the Company sold the office building in October 2013, the remaining unamortized intangible amount was written off and Smith Ghent LLC was subsequently dissolved prior to year-end 2013.

Loan Commitments and Related Financial Instruments:  Financial instruments include off‑balance-sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs.  The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay.  Such financial instruments are recorded when they are funded, fees associated with origination are booked to non-interest income at the origination date.

Derivatives:  Derivative financial instruments are recognized as assets or liabilities at fair value.  The Company's derivatives consist mainly of interest rate swap agreements, which are used as part of its asset liability management program to help manage interest rate risk.  The Company does not use derivatives for trading purposes.  The derivative transactions are considered instruments with no hedging designation, otherwise known as stand-alone derivatives.  Changes in the fair value of the derivatives are reported currently in earnings, as other noninterest income.

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

Income Taxes:  Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities.  Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates.  A full valuation allowance was recorded in 2009 to reduce the carrying amount of the Company’s net deferred tax asset to zero.  See Note 14 – Income Taxes.

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

See accompanying notes.

Retirement Plans:  Pension expense is the amount of annual contributions to the multi-employer contributory trusteed pension plan. Employee 401(k) and profit sharing plan expense is the amount of matching contributions.  Supplemental retirement plan expense allocates the benefits over years of service.

Reverse Stock Split:    Reclassifications did not impact prior period net loss or total stockholders' equity.  On May 4, 2012, the Company completed a 1-for-5 reverse stock split, whereby every 5 shares of the Company’s common stock were reclassified into one share of common stock. All share and per share amounts for all periods presented have been adjusted to reflect the reverse split as though it had occurred prior to the earliest period presented.

Earnings (Loss) Per Common Share:  Basic earnings (loss) per common share is net income (loss) available to common stockholders divided by the weighted average number of common shares outstanding during the period.  All outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation.  Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.  Earnings and dividends per share are restated for all reverse stock splits through the date of issuance of the financial statements.

Comprehensive Income (Loss):  Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss).  Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale, which are also recognized as a separate component of equity.

Loss Contingencies:  Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.  Management does not believe there are any such matters that will have a material effect on the financial statements.  See Note 24 – Contingent Liabilities.

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

Dividend Restriction:  Banking regulations require maintaining certain capital levels and may limit the dividends paid by CFBank to the Holding Company or by the Holding Company to stockholders.  On December 5, 2008, the Company issued 7,225 shares of Central Federal Corporation Fixed Rate Cumulative Perpetual Preferred Stock, Series A (Preferred Stock) to the United States Department of the Treasury (U.S. Treasury) under the Troubled Asset Relief Program (TARP) Capital Purchase Program.  This Preferred Stock was subsequently retired pursuant to an agreement with U.S. Treasury to retire all portions of the TARP obligation in September 2012.  As further detailed in Note 2 – Regulatory Order Considerations and Management’s Plans, the current FED order prohibits the Holding Company from declaring, making, or paying any cash dividends or other capital distributions or purchasing, repurchasing or redeeming or committing to purchase, repurchase, or redeem any Holding Company equity stock without the prior written non-objection of the Board of Governors of the Federal Reserve System (FED).

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

Operating Segments:  While management monitors and analyzes the revenue streams of the Company’s various products and services, the operations and financial performance is evaluated on a Company‑wide basis.  Operating

See accompanying notes.

results are not reviewed by senior management to make resource allocation or performance decisions.  Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications:  Some items in the prior year financial statements were reclassified to conform to the current presentation.  Reclassifications had no effect on prior period net loss or stockholders’ equity.

Adoption of New Accounting Standards:  In July 2013, the FASB amended existing guidance related to the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. These amendments provide that an unrecognized tax benefit, or a portion thereof, be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except to the extent that a net operating loss carryforward, a similar tax loss, or  a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from disallowance of a tax position, or the tax law does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, then the unrecognized tax benefit should be presented as a liability.    These amendments are effective for interim and annual reporting periods beginning after December 15, 2013. Early adoption and retrospective application is permitted. The effect of adopting this standard did not have a material effect on the Company's operating results or financial condition.

In February 2013, the FASB amended existing guidance related to reporting amounts reclassified out of accumulated other comprehensive income. These amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. These amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional details about those amounts.  These amendments are effective prospectively for interim and annual reporting periods beginning after December 15, 2012.  The effect of adopting this standard did not have a material effect on the Company's operating results or financial condition

In December 2011, the FASB amended existing guidance on disclosures about offsetting assets and liabilities. These amendments will enhance disclosures required by U.S. GAAP by requiring improved information about derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in the Codification or subject to a master netting arrangement or similar agreement, irrespective of whether they are offset. This information will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. In January 2013, the FASB clarified that ordinary trade receivables and receivables are not in the scope of the December 2011 amended guidance. These amendments are effective for fiscal years beginning on or after January 1, 2013, and interim periods within those years. Retrospective disclosure is required for all comparative periods presented.  The effect of adopting this standard did not have a material effect on the Company's operating results or financial condition

See accompanying notes.

NOTE 2- REGULATORY ORDER CONSIDERATIONS

On May 25, 2011, the Holding Company and CFBank each consented to the issuance of an Order to Cease and Desist (the “Holding Company Order” and the “CFBank Order”, respectively, and collectively, the “Orders”) by the Office of Thrift Supervision (the “OTS”), the primary regulator of the Holding Company and CFBank at the time the Orders were issued.  In July 2011, in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), the FED replaced the OTS as the primary regulator of the Holding Company and the Office of the Comptroller of the Currency (the “OCC”) replaced the OTS as the primary regulator of CFBank.

The Orders have imposed significant directives applicable to the Holding Company and CFBank, including requirements that we reduce the level of our classified and criticized assets, achieve growth and operating metrics in line with an approved business plan, and comply with restrictions on brokered deposits and on certain types of lending and prohibitions on dividends and repurchases of our capital stock.  The CFBank Order required CFBank to have 8% core capital and 12% total risk-based capital, and CFBank could not be considered well-capitalized under the prompt corrective action regulations so long as the CFBank Order remained in place, even if it met or exceeded these capital levels. In addition, the regulators were required to approve any deviation from our business plan and certain compensation arrangements with directors and executive officers.

On August 20, 2012, the Holding Company announced the successful completion of its restructured registered common stock offering.  The Holding Company sold 15.0 million shares of its common stock at $1.50 per share, resulting in gross proceeds of $22.5 million before expenses.  With the proceeds from the stock offering, the Holding Company contributed $13.5 million to CFBank to improve its capital ratios and support future growth and expansion, bringing CFBank into compliance with the capital ratios required by the CFBank Order.  In addition, the Holding Company used proceeds from the common stock offering to redeem its TARP obligations on September 26, 2012.  The remaining proceeds from the restructured registered common stock offering were retained by the Company for general corporate purposes.

Effective as of January 23, 2014, the OCC released and terminated the CFBank Order based upon the improved capital position of CFBank, among other factors.  Notwithstanding the release of the CFBank Order, CFBank is required to continue to maintain a minimum Tier 1 Leverage Capital Ratio of 8% and a Total Risk-based Capital to Risk-Weighted Assets ratio of 12%.  In addition, in connection with the release and termination of the CFBank Order, CFBank has made certain commitments to the OCC to continue to adhere to certain prudent practices, including, without limitation, maintaining a written program to continue to improve CFBank’s credit underwriting and administrative process; take actions to protect its interest in criticized assets as identified by CFBank, the OCC examiners or its external loan review process and implement its written program to effectively identify, monitor, control and continue to reduce the level of credit risk to CFBank; review and monitor progress against such plan with the Board of Directors and continue CFBank’s aggressive workout efforts and individualized workout plans on all criticized assets greater than $250,000.

The Holding Company Order remains in effect with the FRB.  The Holding Company Order requires the Company, among other things, to:  (i) submit by every December 31 a capital plan to the FRB that establishes a minimum tangible capital ratio commensurate with the Company’s consolidated risk profile, reduces the risk from current debt levels and addresses the Company’s cash flow needs; (ii) not pay cash dividends, redeem stock or make any other capital distributions without prior regulatory approval; (iii) not pay interest or principal on any debt or increase any Company debt or guarantee the debt of any entity without prior regulatory approval; (iv) obtain prior regulatory approval for changes in directors and senior executive officers; and (iv) not enter into any new contractual arrangement related to compensation to benefits with any director or senior executive officer without prior notification to the FRB.

The significant directives contained in the Orders, including the requirement to reduce the level of our criticized classified assets, maintain growth and operating parameters in line with our business plan, restrictions on broker deposits, restrictions on certain types of lending and restrictions on dividend payments, have provided challenges for our operation of our business and our ability to effectively compete in our markets. In addition, the Orders have

See accompanying notes.

required that we obtain approval from our regulators for any deviations from our business plan, which has limited our flexibility to make changes to the scope of our business activities.  We have also incurred significant additional regulatory compliance expense in connection with the Orders, and it is possible that regulatory compliance expenses related to the Orders could continue to have a material adverse impact on us in the future.

The previous CFBank Order in effect at December 31, 2013 and through January 23, 2014, required it, among other things, to: (i) maintain 8% core capital and 12% total risk-based capital, after establishing an adequate allowance for loan and lease losses; (ii) submit every December 31 a capital and business plan to regulators that describes strategies to meet these required capital ratios and contains operating strategies to achieve realistic core earnings;  (iii) raise capital to reach the required levels; (iv) not originate, participate in or acquire any nonresidential real estate loans or commercial loans not in line with agreed Board approval conditions, loan policies and credit administration procedures; (v) adopt a revised credit administration policy, problem asset reduction plan, management succession plan and liquidity management policy; (vi) limit asset growth in line with the Business Plan absent prior regulatory approval for additional growth; (vii) not pay cash dividends or make any other capital distributions without prior regulatory approval; (viii) obtain prior regulatory approval for changes in directors and senior executive officers; (ix) not enter into any new contractual arrangement related to compensation or benefits with any director or senior executive officer without prior notification to regulators; (x) not enter into any significant arrangement or contract with a third party service provider without prior regulatory approval; and (xi) comply with the Federal Deposit Insurance Corporation (FDIC) limits on brokered deposits.  As a result of the CFBank Order, we are prohibited from offering above-market interest rates and are subject to market rates published by the FDIC when offering deposits to the general public.  As a result of the CFBank Order, CFBank is considered “adequately capitalized” for regulatory purposes.  If CFBank’s capital falls below the levels to be considered adequately capitalized, it may be subject to substantially greater regulatory scrutiny, including the imposition of additional restrictions on our operations.

The Company has been unprofitable for the past three years.  If we do not generate profits in the future, our capital levels will be negatively impacted and the regulators could take additional enforcement action against us, including the imposition of further operating restrictions.

While under the CFBank Order, the Bank received limited waivers from the prohibition on renewal of reciprocal CDARS deposits from the FDIC, each for 90 day periods which expired on September 20, 2011, December 19, 2011, March 18, 2012, June 16, 2012, September 14, 2012 and a current limited waiver which expired on December 31, 2013.  The most recent limited waiver allowed CFBank to roll over or renew core deposits in the reciprocal CDARS program that have yet to mature or have matured and remained with CFBank through December 13, 2013. On January 8, 2014, CFBank received a waiver for a 90-day period to allow the bank to renew deposits under the CDARS program.  With the release of the CFBank Order, CFbank is no longer subject to these restrictions.

At December 31, 2013, CFBank had $20,966 in brokered deposits with maturity dates from January 2014 through August 2016. At December 31, 2013, cash, unpledged securities and deposits in other financial institutions totaled $22,725, which is sufficient to cover brokered deposit maturities in 2014. Brokered deposit maturities over the next three years are as follows:

December 31, 2014	$10,120
December 31, 2015	10,221
December 31, 2016	625
$20,966

Previously, because CFBank was under a regulatory order, it was prohibited from accepting or renewing brokered deposits, including reciprocal deposits in the Certificate of Deposit Account Registry Service®  (CDARS) program, without FDIC approval. Since the termination of the Order, those restrictions have been lifted.

CFBank dividends serve as a potential source of liquidity to the Holding Company to meet its obligations.  As of December 31, 2013, pursuant to the CFBank Order, CFBank was not permitted to declare or pay dividends or make any other capital

See accompanying notes.

distributions without receiving the prior written approval of the OCC.  Future dividend payments by CFBank to the Holding Company would be based on future earnings.  The payment of dividends from CFBank to the Holding Company is not likely to be approved by the OCC while CFBank is suffering losses.

The directives contained in the Orders, and in commitments with our regulators, including higher capital requirements, requirements to reduce the level of our classified and criticized assets and various operating restrictions, may impede our full ability to operate our business and compete effectively in our markets.

We have taken such actions as we believe are necessary to comply with all requirements of the Orders and the other regulatory requirements and directives to which we are subject, and we are continuing to work toward compliance with the provisions having future compliance dates.  Management believes we have received or provided all required approvals, non-objections, notifications and waivers with regard to the Orders.

As previously noted, the CFBank Order was terminated by the OCC on January 23, 2014.  The Holding Company Order will remain in effect until terminated, modified or suspended by our regulators.

Capital Raise

The Company announced the terms of a registered common stock offering on August 9, 2011.  In April 2012, the Company suspended this offering and returned all subscriptions received.  The Company subsequently modified the terms of the offering and filed post-effective amendments to its registration statement with the SEC, and the amended registration statement was declared effective on June 14, 2012.

The restructured registered common stock offering consisted of a rights offering of up to $18,000 and a $4,500 offering to a group of standby purchasers, as well as a public offering of any unsold shares.  Under the terms of the rights offering, all holders of the Company’s common stock as of the record date, June 14, 2012, received, at no charge, one subscription right for each share of common stock held as of the record date, which was after the 1 for 5 reverse stock split effective May 4, 2012.  Each subscription right entitled the holder of the right to purchase 14.5329 shares of Company common stock (post-split) at a subscription price of $1.50 per share (post-split).  The rights offering period expired on July 16, 2012, and unsubscribed shares were made available to the public beginning on July 17, 2012, at $1.50 per share. The public offering of unsubscribed shares of common stock ended on August 14, 2012.  The Company separately entered into a series of standby purchase agreements with a group of investors led by Timothy T. O’Dell, Thad R. Perry and Robert E. Hoeweler.  Under the standby purchase agreements, the standby purchasers agreed to purchase 3.0 million shares of Company common stock at a price of $1.50 per share. The standby purchasers had conditioned their purchase of shares of common stock upon the receipt by the Company of at least $13,500 in net proceeds from the rights offering and public offering.

On August 20, 2012, the Company announced the successful completion of its restructured registered common stock offering.  The Company sold 15.0 million shares of its common stock (including shares sold to the standby purchasers) at $1.50 per share, resulting in gross proceeds of $22,500 before expenses of $2,290.

A portion of the proceeds from the restructured registered common stock offering was retained by the Holding Company for general corporate purposes and is estimated to be sufficient to support the Holding Company’s cash requirements for the foreseeable future based on its current business plan.  Holding Company cash provided from net proceeds of the stock offering was reduced by $3,000 for redemption of the Company’s TARP obligations from the U.S. Treasury and a $13,500 capital contribution to CFBank to improve its capital ratios and support future growth and expansion, bringing CFBank into compliance with the capital ratios required by the CFBank Order. See Note 17 – Preferred Stock for additional information on redemption of the TARP obligations.  The Holding Company’s current cash requirements include debt service on the subordinated debentures and operating expenses.  See Note 12 –  Subordinated Debentures for additional information on debt service requirements of the subordinated debentures.  Management believes the Holding Company’s liquidity is sufficient at December  31, 2013.

See accompanying notes.

NOTE 3 – SECURITIES

The following table summarizes the amortized cost and fair value of the available-for-sale securities portfolio at December 31, 2013 and December 31, 2012 and the corresponding amounts of unrealized gains and losses recognized in accumulated other comprehensive income (loss):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2013
Corporate debt	$4,360	$11	$8	$4,363
State and municipal	1,926	-	7	1,919
Issued by U.S. government-sponsored entities and agencies:				-
Mortgage-backed securities - residential	934	49	-	983
Collateralized mortgage obligations	2,354	53	-	2,407

Total	$9,574	$113	$15	$9,672

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2012
Corporate debt	$4,429	$-	$64	$4,365
State and municipal	2,006	-	20	1,986
Issued by U.S. government-sponsored entities and agencies:
Mortgage-backed securities - residential	1,399	87	-	1,486
Collateralized mortgage obligations	9,698	117	13	9,802

Total	$17,532	$204	$97	$17,639

There was no other-than-temporary impairment recognized in accumulated other comprehensive income (loss) for securities available for sale at December 31, 2013 or December 31, 2012.

The proceeds from the sales of securities and the associated gains in 2013, 2012 and 2011 are listed below.

	2013	2012	2011
Proceeds	$-	$2,144	$12,219
Gross gains	-	143	353
Gross losses	-	-	-

Tax effect-expense	$-	$-	$-

See accompanying notes.

The amortized cost and fair value of debt securities at December 31, 2013 are shown by contractual maturity.  Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.  Securities not due at a single maturity date are shown separately.

	December 31, 2013		December 31, 2012
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Due in one year or less	$2,386	$2,379	$50	$50
Due from one to five years	3,900	3,903	6,385	6,301
Mortgage-backed securities	934	983	1,399	1,486
Collateralized mortgage obligations	2,354	2,407	9,698	9,802

Total	$9,574	$9,672	$17,532	$17,639

Fair value of securities pledged was as follows:

	2013	2012	2011
Pledged as collateral for:
FHLB advances	$2,024	$4,707	$9,336
Public deposits	905	2,199	2,820
Customer repurchase agreements	-	-	3,557
Interest-rate swaps	443	1,511	1,464
Total	$3,372	$8,417	$17,177

At year-end 2013 and 2012, there were no holdings of securities of any one issuer, other than U.S. government-sponsored entities and agencies, in an amount greater than 10% of stockholders’ equity.

The following table summarizes securities with unrealized losses at December 31, 2013 and December 31, 2012 aggregated by major security type and length of time in a continuous unrealized loss position.

December 31, 2013	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

Corporate debt	$239	$1	$1,002	$7	$1,241	$8
State and municipal	1,015	1	904	6	1,919	7
Total temporarily impaired	$1,254	$2	$1,906	$13	$3,160	$15

See accompanying notes.

December 31, 2012	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

Corporate debt	$4,365	$64	$-	$-	$4,365	$64
State and municipal	1,936	20	-	-	1,936	20
Issued by U.S. government-sponsored entities and agencies:
Collateralized mortgage obligations	1,673	13	-	-	1,673	13
Total temporarily impaired	$7,974	$97	$-	$-	$7,974	$97

The unrealized losses in Corporate debt and State and municipal securities December 31, 2013 and December 31, 2012, are related to multiple securities.  Because the decline in fair value is attributable to changes in market conditions, and not credit quality, and because the Company does not have the intent to sell these securities and will unlikely be required to sell these securities before their anticipated recovery, the Company did not consider these securities to be other-than-temporarily impaired at December 31, 2013 and December 31, 2012.

There was no unrealized loss in Collateralized mortgage obligations at December 31, 2013.  The unrealized loss at December 31, 2012 is related to one Ginnie Mae collateralized mortgage obligation. This security carries the full faith and credit guarantee of the U.S. government.   Because the decline in fair value is attributable to changes in market conditions, and not credit quality, and because the Company does not have the intent to sell this security and it is likely that it will not be required to sell this security before their anticipated recovery, the Company did not consider this security to be other-than-temporarily impaired at December 31, 2012

See accompanying notes.

NOTE 4 – LOANS

Loans at year-end were as follows:

	December 31,	December 31,
	2013	2012

Commercial	$37,526	$25,408
Real estate:
Single-family residential	32,219	43,058
Multi-family residential	32,197	21,576
Commercial	83,752	54,291
Construction	11,465	14
Consumer:
Home equity lines of credit	14,851	12,963
Other	860	970
Subtotal	212,870	158,280
Less: ALLL	(5,729)	(5,237)

Loans, net	$207,141	$153,043

Mortgage Purchase Program

On December 11, 2012 CFBank entered into a Mortgage Purchase Program with Northpointe Bank (Northpointe), a Michigan banking corporation.  At December 31, 2013 and 2012, CFBank held $12,743 and $25,373,  of such loans which have been included in single-family residential loan totals above. Through a participation agreement, CFBank agreed to purchase an 80% interest from Northpointe fully underwritten and pre-sold mortgage loans originated by various prescreened mortgage brokers located throughout the U.S.  The participation agreement provides for CFBank to purchase individually (MERS registered) loans from Northpointe and hold them until funded by the end investor. The mortgage loan investors include Fannie Mae and Freddie Mac, and other major financial institutions such as  Wells Fargo Bank.  This process on average takes approximately 14 days.  Given the short term nature of each of these individual loans common credit risks such as the following are substantially reduced: past due, impairment and TDR, nonperforming, and nonaccrual classification.  No allowance is allocated to these loans.  The maximum aggregate purchase investment shall not exceed $15 million, as of December 31, 2013.  NorthPointe maintains a 20% ownership interest in each loan it participates. The agreement further calls for full control to be relinquished by the Broker to NorthPointe and its Participants with recourse to the broker after 120 days, at the sole discretion of Northpointe.  As such, these purchased loans are classified as portfolio loans.  These loans are 100% risk rated for CFBank capital adequacy purposes.

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

See accompanying notes.

The following tables present the activity in the ALLL by portfolio segment for the year ended December 31, 2013, 2012 and 2011:

	December 31, 2013
		Real Estate				Consumer
		Single-	Multi-			Home Equity
	Commercial	family	family	Commercial	Construction	lines of credit	Other	Total

Beginning balance	$1,311	$332	$1,396	$1,946	$-	$241	$11	$5,237
Addition to (reduction in) provision for loan losses	407	(51)	(163)	319	119	(114)	(21)	496
Charge-offs	-	(164)	(59)	(6)	-	(17)	(6)	(252)
Recoveries	41	3	88	66	-	29	21	248
Ending balance	$1,759	$120	$1,262	$2,325	$119	$139	$5	$5,729

	December 31, 2012
		Real Estate				Consumer
		Single-	Multi-			Home Equity
	Commercial	family	family	Commercial	Construction	lines of credit	Other	Total

Beginning balance	$2,281	$207	$1,470	$1,863	$-	$272	$17	$6,110
Addition to (reduction in) provision for loan losses	(1,251)	180	700	1,412	-	78	10	1,129
Charge-offs	(99)	(64)	(796)	(1,467)	-	(126)	(39)	(2,591)
Recoveries	380	9	22	138	-	17	23	589
Ending balance	$1,311	$332	$1,396	$1,946	$-	$241	$11	$5,237

	December 31, 2011
		Real Estate				Consumer
		Single-	Multi-			Home Equity
	Commercial	family	family	Commercial	Construction	lines of credit	Other	Total

Beginning balance	$1,879	$241	$2,520	$4,719	$74	$303	$22	$9,758
Addition to (reduction in) provision for loan losses	1,481	83	2,108	(406)	(74)	183	-	3,375
Charge-offs	(1,296)	(124)	(3,167)	(2,652)	-	(241)	(18)	(7,498)
Recoveries	214	7	9	202	-	27	13	472
Reclass of ALLL on loan-related commitments (1)	3	-	-	-	-	-	-	3
Ending balance	$2,281	$207	$1,470	$1,863	$-	$272	$17	$6,110

(1)	Reclassified from (to) accrued interest payable and other liabilities in the consolidated balance sheet

See accompanying notes.

The following table presents the balance in the ALLL and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2013:

		Real Estate				Consumer
	Commercial	Single- family	Multi- family	Commercial	Construction	Home Equity lines of credit	Other	Total
ALLL:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$532	$-	$402	$191	$-	$-	$-	$1,125
Collectively evaluated for impairment	1,227	120	860	2,134	119	139	5	4,604
Total ending allowance balance	$1,759	$120	$1,262	$2,325	$119	$139	$5	$5,729

Loans:
Individually evaluated for impairment	$992	$317	$1,759	$5,845	$-	$-	$-	$8,913
Collectively evaluated for impairment	36,534	31,902	30,438	77,907	11,465	14,851	860	203,957
Total ending loan balance	$37,526	$32,219	$32,197	$83,752	$11,465	$14,851	$860	$212,870

The following table presents the balance in the ALLL and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2012:

		Real Estate				Consumer
	Commercial	Single- family	Multi- family	Commercial	Construction	Home Equity lines of credit	Other	Total
ALLL:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$609	$71	$24	$126	$-	$-	$-	$830
Collectively evaluated for impairment	702	261	1,372	1,820	-	241	11	4,407
Total ending allowance balance	$1,311	$332	$1,396	$1,946	$-	$241	$11	$5,237

Loans:
Individually evaluated for impairment	1,091	129	2,167	6,467	-	-	-	9,854
Collectively evaluated for impairment	24,317	42,929	19,409	47,824	14	12,963	970	148,426
Total ending loan balance	$25,408	$43,058	$21,576	$54,291	$14	$12,963	$970	$158,280

See accompanying notes.

The following table presents loans individually evaluated for impairment by class of loans as of and for the year ended December 31, 2013. The unpaid principal balance is the contractual principal balance outstanding. The recorded investment is the unpaid principal balance adjusted for partial charge-offs, purchase premiums and discounts, deferred loan fees and costs and includes accrued interest.

	Unpaid Principal Balance	Recorded Investment	ALLL Allocated	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial	$135	$120	$-	$292	$-
Real estate:
Single-family residential	352	191	-	-	-
Multi-family residential	-	-	-	185	-
Commercial:
Non-owner occupied	2,022	1,453	-	1,895	-
Owner occupied	2,021	1,070	-	1,392	-
Land	-	-	-	423	-
Construction	-	-	-	-	-
Consumer:
Home equity lines of credit:
Originated for portfolio	-	-	-	-	-
Purchased for portfolio	-	-	-	-	-
Other	-	-	-	-	-
Total with no allowance recorded	4,530	2,834	-	4,187	-

With an allowance recorded:
Commercial	872	872	532	815	26
Real estate:
Single-family residential	126	126	-	454	8
Multi-family residential	1,759	1,759	402	1,880	4
Commercial:
Non-owner occupied	2,158	2,158	46	2,191	139
Owner occupied	397	397	7	162	24
Land	812	767	138	370	22
Construction
Consumer:
Home equity lines of credit:
Originated for portfolio	-	-	-	-
Purchased for portfolio	-	-	-	-
Other	-	-	-	-
Total with an allowance recorded	6,124	6,079	1,125	5,872	223
Total	$10,654	$8,913	$1,125	$10,059	$223

See accompanying notes.

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

	Unpaid Principal Balance	Recorded Investment	ALLL Allocated	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial	$136	$121	$-	$503	$-
Real estate:
Single-family residential	-	-	-	-	-
Multi-family residential	2,001	1,879	-	2,223	-
Commercial:
Non-owner occupied	3,000	2,195	-	1,819	-
Owner occupied	2,195	1,244	-	1,258	-
Land	-	-	-	-	-
Consumer:
Home equity lines of credit:
Originated for portfolio	-	-	-	-
Purchased for portfolio	-	-	-	-
Other	-	-	-	-
Total with no allowance recorded	7,332	5,439	-	5,803	-

With an allowance recorded:
Commercial	970	970	609	658	5
Real estate:
Single-family residential	129	129	71	129	2
Multi-family residential	288	288	24	1,975	1
Commercial:
Non-owner occupied	2,239	2,239	105	2,650	56
Owner occupied	396	396	7	397	6
Land	438	393	14	396	6
Consumer:
Home equity lines of credit:
Originated for portfolio	-	-	-	-
Purchased for portfolio	-	-	-	-
Total with an allowance recorded	4,460	4,415	830	6,205	76
Total	$11,792	$9,854	$830	$12,008	$76

See accompanying notes.

The following table presents the recorded investment in nonaccrual loans by class of loans as of December 31, 2013 and 2012:

	December 31,	December 31,
	2013	2012
Nonaccrual loans:
Commercial	$563	$714
Real estate:
Single-family residential	479	113
Multi-family residential	1,701	2,082
Commercial:
Non-owner occupied	1,453	2,195
Owner occupied	1,070	1,243
Land	420	-
Consumer:
Home equity lines of credit:
Originated for portfolio	52	-
Purchased for portfolio	-	9
Total nonaccrual and nonperforming loans	$5,738	$6,356

Nonaccrual loans include both smaller balance single-family mortgage and consumer loans that are collectively evaluated for impairment and individually classified impaired loans. There were no loans 90 days or more past due and still accruing interest at December 31, 2013 or December 31, 2012.

See accompanying notes.

The following table presents the aging of the recorded investment in past due loans by class of loans as of December 31, 2013:

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Loans Not Past Due	Nonaccrual Loans Not > 90 days Past Due

Commercial	$-	$-	$121	$121	$37,405	$442
Real estate:
Single-family residential	352	268	247	867	31,352	232
Multi-family residential	-	-	-	-	32,197	1,701
Commercial:
Non-owner occupied	-	-	923	923	42,199	530
Owner occupied	-	-	-	-	35,202	1,070
Land	-	-	420	420	5,008	-
Construction	-	-	-	-	11,465	-
Consumer:
Home equity lines of credit:
Originated for portfolio	52	-	-	52	12,930	52
Purchased for portfolio	123	-	-	123	1,746	-
Other	2	11	-	13	847	-
Total	$529	$279	$1,711	$2,519	$210,351	$4,027

The following table presents the aging of the recorded investment in past due loans by class of loans as of December 31, 2012:

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Loans Not Past Due	Nonaccrual Loans Not > 90 days Past Due

Commercial	$-	$65	$121	$186	$25,222	$593
Real estate:
Single-family residential	1,105	122	74	1,301	41,757	39
Multi-family residential	-	-	-	-	21,576	2,082
Commercial:
Non-owner occupied	40	-	1,611	1,651	28,299	583
Owner occupied	-	-	-	-	19,774	1,244
Land	-	-	-	-	4,568	-
Construction	-	-	-	-	14	-
Consumer:
Home equity lines of credit:
Originated for portfolio	20	-	-	20	10,699	-
Purchased for portfolio	-	-	9	9	2,235	-
Other	18	-	-	18	951	-
Total	$1,183	$187	$1,815	$3,185	$155,095	$4,541

See accompanying notes.

TDRs:

The Company allocated $998 and $830 of specific reserves to loans whose terms have been modified in TDRs as of December 31, 2013 and 2012, respectively.  The Company had not committed to lend additional amounts as of December 31, 2013 or 2012 to customers with outstanding loans that are classified as TDRs.

During the year ended December 31, 2013, the terms of certain loans were modified as TDRs, where concessions had been granted to borrowers experiencing financial difficulties. The modification of the terms of such loans may have included one or a combination of the following: a reduction of the stated interest rate of the loan; an increase in the stated rate of interest lower than the current market rate for new debt with similar risk; an extension of the maturity date; or a change in the payment terms.

There were three loan modifications involving a reduction of the stated interest rate.  Modifications involving an extension of the maturity date were for periods ranging from 2 months to 5 years.

The following table presents loans modified as TDRs by class of loans during the year ended December 31, 2013:

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment

Commercial	1	$126	$126
Real estate:
Single-family residential	1	346	350
Multi-family residential	1	1,760	1,701
Commercial:
Non-owner occupied	-	-	-
Owner occupied	1	237	239
Land	-	-	-
Construction	-	-	-
Consumer:
Home equity lines of credit:
Originated for portfolio	-	-	-
Purchased for portfolio	-	-	-
Other	-	-	-
	4	$2,469	$2,416

The TDRs described above resulted in charge-offs of $220 during the year ended December 31, 2013.

See accompanying notes.

The following table presents loans modified as TDRs by class of loans during the year ended December 31, 2012:

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment

Commercial	2	$319	$319
Real estate:
Single-family residential	1	132	138
Multi-family residential	1	2,017	203
Commercial:
Non-owner occupied	1	478	428
Owner occupied	-	-	-
Land	-	-	-
Construction	-	-	-
Consumer:
Home equity lines of credit:
Originated for portfolio	-	-	-
Purchased for portfolio	-	-	-
Other	-	-	-
	5	$2,946	$1,088

The TDRs described above increased the allowance for loan losses by $97 and resulted in charge-offs of $797 during the year ended December 31, 2012.

During the year ending 2013, there was one single-family mortgage loan with a total recorded investment of $196 at December 31, 2013 which had been modified as a TDR in May 2013 for which there was a payment default within twelve months following the modification. There were no loans classified as troubled debt restructurings for which there was a payment default within twelve months following the modification during the year ending 2012.

The terms of certain other loans were modified during the year ended December 31, 2013 and 2012 that did not meet the definition of a TDR. These loans had a total recorded investment of $17,835 and $13,298 as of December 31, 2013 and 2012, respectively. The modification of these loans involved either a modification of the terms of a loan to borrowers who were not experiencing financial difficulties, a delay in a payment that was considered to be insignificant or there were no concessions granted.

In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Company’s internal underwriting policy.

See accompanying notes.

Nonaccrual loans include loans that were modified and identified as TDRs and the loans are not performing.  At December 31, 2013 and 2012, nonaccrual troubled debt restructurings were as follows:

	2013	2012
Commercial	$442	$528
Real estate:
Single-family residential	190	-
Multi-family residential	1,701	2,082
Commercial:
Non-owner occupied	-	388
Owner occupied	238	288
Total	$2,571	$3,286

Nonaccrual loans at December 31, 2013 and 2012 did not include $3,517 and $3,684 respectively, in troubled debt restructurings where customers have established a sustained period of repayment performance, loans are current according to their modified terms and repayment of the remaining contractual payments is expected.  These loans are included in total impaired loans.

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

Loans not meeting the criteria to be classified into one of the above categories are considered to be not rated or pass-rated loans.  Loans listed as not rated are included in groups of homogeneous loans.  Past due information is the primary credit indicator for groups of homogenous loans.  Loans listed as pass-rated loans are loans that are subject to internal loan reviews and are determined not to meet the criteria required to be classified as special mention, substandard, doubtful or loss.  The recorded investment in loans by risk category and by class of loans as of December 31, 2013 and based on the most recent analysis performed follows.

See accompanying notes.

	Not Rated	Pass	Special Mention	Substandard	Total

Commercial	$228	$35,424	$921	$953	$37,526
Real estate:
Single-family residential	31,685	-	-	534	32,219
Multi-family residential	-	29,667	-	2,530	32,197
Commercial:
Non-owner occupied	3,170	34,834	556	4,561	43,121
Owner occupied	-	31,489	1,045	2,669	35,203
Land	87	2,023	-	3,318	5,428
Construction	2,115	9,350	-	-	11,465
Consumer:
Home equity lines of credit:
Originated for portfolio	12,828	-	-	154	12,982
Purchased for portfolio	1,285	-	414	170	1,869
Other	860	-	-	-	860
	$52,258	$142,787	$2,936	$14,889	$212,870

The recorded investment in loans by risk category and class of loans as of December 31, 2012 follows:

	Not Rated	Pass	Special Mention	Substandard	Total

Commercial	$285	$21,013	$2,637	$1,473	$25,408
Real estate:
Single-family residential	42,945	-	-	113	43,058
Multi-family residential	-	12,846	5,790	2,939	21,575
Commercial:
Non-owner occupied	322	21,147	2,995	5,486	29,950
Owner occupied	-	16,385	762	2,627	19,774
Land	119	987	434	3,028	4,568
Construction	-	14	-	-	14
Consumer:
Home equity lines of credit:
Originated for portfolio	10,719	-	-	-	10,719
Purchased for portfolio	1,800	-	435	9	2,244
Other	970	-	-	-	970
	$57,160	$72,392	$13,053	$15,675	$158,280

See accompanying notes.

NOTE 5 – FORECLOSED ASSETS

Foreclosed assets at year-end were as follows:

	2013	2012	2011
Commercial	$-	$-	$-
Commercial real estate	1,636	1,525	3,509
Subtotal	1,636	1,525	3,509
Valuation Allowance	-	-	(1,139)
Total	$1,636	$1,525	$2,370

Activity in the valuation allowance was as follows:

	2013	2012	2011
Beginning of the year	$-	$1,139	$-
Additions charged to expense	-	962	1,139
Direct write downs	-	(2,101)	-
End of year	$-	$-	$1,139

Expenses related to foreclosed assets include:

	2013	2012	2011
Net loss (gain) on sales	$(28)	$(338)	$(7)
Provision for unrealized losses	-	962	1,139
Operating expenses, net of rental income	73	28	55
	$45	$652	$1,187

Foreclosed assets at December 31, 2013 related to one multi-family property, while foreclosed assets at December 31, 2012 included one single-family property and one multi-family property.  During December, 2013 there were additional units related to the one multi-family transferred into REO at fair value; which was lower than the principal balance outstanding at the time of transfer.  This transfer and adjustment to fair value establishes a new cost basis.

See accompanying notes.

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

Derivatives:  The fair value of derivatives, which includes yield maintenance provisions, interest rate lock commitments and interest rate swaps, is based on valuation models using observable market data as of the measurement date (Level 2).

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

Appraisals for both collateral-dependent impaired loans are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by a third-party appraisal management company approved by the Board of Directors annually. Once received, the loan officer or a member of the credit department reviews the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics.  Appraisals are updated as needed based on facts and circumstances associated with the individual properties.  Real estate appraisals typically incorporate measures such as recent sales prices for comparable properties.  Appraisers may make adjustments to the sales prices of the comparable properties as deemed appropriate based on the age, condition or general characteristics of the subject property.  Management applies an additional discount to real estate appraised values, typically to reflect changes in market conditions since the date of the appraisal and to cover disposition costs (including selling expenses) based on the intended disposition method of the property.  Non-real estate collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s

See accompanying notes.

business, resulting in a Level 3 fair value classification.  Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

Loans held for sale:  Loans held for sale are carried at fair value, as determined by outstanding commitments from third party investors (Level 2).

Assets and liabilities measured at fair value on a recurring basis, including financial assets and liabilities for which the Company has elected the fair value option, are summarized below:

Fair Value Measurements at December 31, 2013 Using Significant Other Observable Inputs
(Level 2)
Financial Assets:
Securities available for sale:
Corporate debt	$4,363
State and municipal	1,919
Issued by U.S. government-sponsored entities and agencies:
Mortgage-backed securities - residential	983
Collateralized mortgage obligations	2,407
Total securities available for sale	9,672

Loans held for sale	3,285

Yield maintenance provisions (embedded derivatives)	599

Interest rate lock commitments	16

Financial Liabilities:
Interest-rate swaps	$599

See accompanying notes.

Fair Value Measurements at December 31, 2012 Using Significant Other Observable Inputs
(Level 2)
Financial Assets:
Securities available for sale:
Corporate debt	$4,365
State and municipal	1,986
Issued by U.S. government-sponsored entities and agencies:
Mortgage-backed securities - residential	1,486
Collateralized mortgage obligations	9,802
Total securities available for sale	17,639

Loans held for sale	623

Yield maintenance provisions (embedded derivatives)	990

Interest rate lock commitments	45

Financial Liabilities:
Interest-rate swaps	$990

The Company had no assets or liabilities measured at fair value on a recurring basis that were measured using Level 1 or Level 3 inputs at December 31, 2013 or 2012.  There were no transfers of assets or liabililities measured at fair value between levels during 2013 or 2012.

Assets measured at fair value on a non-recurring basis are summarized below:

Fair Value Measurements at December 31, 2013 Using
Significant Unobservable Inputs (Level 3)

Impaired loans:
Commercial	$-
Real Estate:
Single-family residential	316
Multi-family residential	1,301
Commercial:
Non-owner occupied
Owner occupied	234
Land	629
Total impaired loans	$2,480

See accompanying notes.

Fair Value Measurements at December 31, 2012 Using
Significant Unobservable Inputs (Level 3)

Impaired loans:
Commercial	$121
Real Estate:
Single-family residential	57
Multi-family residential	2,070
Commercial:
Non-owner occupied	1,806
Owner occupied	1,244
Total impaired loans	$5,298

The Company had no assets or liabilities measured at fair value on a non-recurring basis that were measured using Level 1 or 2 inputs at December 31, 2013 or 2012.

The impaired loan servicing rights, which are carried at fair value at December 31, 2013 and December 31, 2012 are not material based on the value of the asset.

Impaired loans that are measured for impairment using the fair value of the collateral for collateral dependent loans, had a principal balance of $3,465, with a valuation allowance of $985 at December 31, 2013, resulting in an additional provision for loan losses of $220 for the year ended December 31, 2013.  Impaired loans carried at the fair value of collateral had an unpaid principal balance of $5,909 with a valuation allowance of $611 at December 31, 2012.

The following Table presents quantitative information about Level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at December 31, 2013

	Fair Value	Valuation Technique(s)	Unobservable Inputs	Range (Weighted Average)
Impaired loans:
Commercial real estate:
Single-family residential	316	Comparable sales approach	Adjustment for differences between the comparable market transactions	(-17.67% - 2.35) -8.33%

Multi-family residential	1,301	Comparable sales approach	Adjustment for differences between the comparable market transactions	-20.59%
Commercial:
Owner occupied	234	Comparable sales approach	Adjustment for differences between the comparable market transactions	-12.21%
Land	629	Comparable sales approach	Adjustment for differences between the comparable market transactions	(-8.59% - 8.10%) 1.44%

See accompanying notes.

The following Table presents quantitative information about Level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at December 31, 2012

	Fair Value	Valuation Technique(s)	Unobservable Inputs	Range (Weighted Average)
Impaired loans:
Commercial	$121	Income approach	Adjustment for differences in net operating income expectations	-10.00%
Commercial real estate:
Single -family residential	57	Comparable sales approach	Adjustment for differences between the comparable market transactions	2.30%

Multi-family residential	2,070	Comparable sales approach	Adjustment for differences between the comparable market transactions	-39.0% to -27.1% (-32.7%)
Commercial:
Non-owner occupied	1,806	Comparable sales approach	Adjustment for differences between the comparable market transactions	-12.2% to 16.7% (7.3%)

Owner occupied	1,244	Comparable sales approach	Adjustment for differences between the comparable market transactions	-6.3% to 0.5% (-0.8%)

Financial Instruments Recorded Using Fair Value Option

The Company has elected the fair value option for loans held for sale.  These loans are intended for sale and the Company believes that the fair value is the best indicator of the resolution of these loans.  Interest income is recorded based on the contractual terms of the loan and in accordance with the Company’s policy on loans held for investment.  None of these loans were 90 days or more past due or on nonaccrual as of December 31, 2013 or December 31, 2012.

As of December 31, 2013 and December 31, 2012, the aggregate fair value, contractual balance (including accrued interest) and gain or loss was as follows:

	December 31, 2013	December 31, 2012

Aggregate fair value	$3,285	$623
Contractual balance	3,270	595
Gain (loss)	15	28

The total amount of gains and losses from changes in fair value included in earnings for the year ended December 31, 2013, 2012 and 2011 for loans held for sale were:

	2013	2012	2011
Interest income	$65	$46	$40
Interest expense	-	-	-
Change in fair value	(13)	14	(5)
Total change in fair value	$52	$60	$35

See accompanying notes.

Carrying amount and estimated fair values of financial instruments at year-end were as follows:

	Fair Value Measurements at December 31, 2013 Using:
	Carrying
	Value	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$19,160	$19,160	$-	$-	$19,160
Interest-bearing deposits in other financial institutions	1,982	1,982	-	-	1,982
Securities available for sale	9,672	-	9,672	-	9,672
Loans held for sale	3,285	-	3,285	-	3,285
Loans, net	207,141	-	-	207,445	207,445
FHLB stock	1,942	n/a	n/a	n/a	n/a
Accrued interest receivable	50	4	46	-	50
Yield maintenance provisions (embedded derivatives)	599	-	599	-	599
Interest rate lock commitments	16	-	16	-	16

Financial liabilities
Deposits	$(208,309)	$(89,266)	$(119,933)	$-	$(209,199)
FHLB advances and other borrowings	(16,526)	-	(10,051)	(6,526)	(16,577)
Subordinated debentures	(5,155)	-	(3,004)	-	(3,004)
Accrued interest payable	(255)	-	(255)	-	(255)
Interest-rate swaps	(599)	-	(599)	-	(599)

The carrying amounts and estimated fair values of financial instruments at December 31, 2012 were as follows:

	Fair Value Measurements at December 31, 2012 Using:
	Carrying
	Value	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$25,152	$25,152	$-	$-	$25,152
Interest-bearing deposits in other financial institutions	2,726	2,726	-	-	2,726
Securities available for sale	17,639	-	17,639	-	17,639
Loans held for sale	623	-	623	-	623
Loans, net	153,043	-	-	156,256	156,256
FHLB stock	1,942	n/a	n/a	n/a	n/a
Accrued interest receivable	105	10	95	-	105
Yield maintenance provisions (embedded derivatives)	990	-	990	-	990
Interest rate lock commitments	45	-	45	-	45

Financial liabilities
Deposits	$(173,508)	$(75,340)	$(99,946)	$-	$(175,286)
FHLB advances	(10,000)	-	(10,338)	-	(10,338)
Subordinated debentures	(5,155)	-	(2,999)	-	(2,999)
Accrued interest payable	(98)	-	(98)	-	(98)
Interest-rate swaps	(990)	-	(990)	-	(990)

See accompanying notes.

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

The fair values for the secured borrowings are valued in the same manner as loans noted above, resulting in a level 3 classification.

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

See accompanying notes.

NOTE 7 – LOAN SERVICING

Mortgage loans serviced for others are not reported as assets.  The principal balances of these loans at year-end were as follows:

	2013	2012

Mortgage loans serviced for Freddie Mac	$8,243	$10,433

Custodial escrow balances maintained in connection with serviced loans were $166 and $199 at year-end 2013 and 2012.

Activity for mortgage servicing rights and the related valuation allowance follows:

	2013	2012	2011

Servicing rights, net of valuation allowance:
Beginning of year	$29	$37	57
Additions	-	-	-
Amortized to expense	(9)	(9)	(23)
Change in valuation allowance	-	1	3
End of year	20	29	37

Valuation allowance:
Beginning of year	1	2	5
Additions expensed	-	-	-
Reductions credited to operations	-	(1)	(3)
End of year	$1	$1	$2

NOTE 8- PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2013	2012	2011
Land and land improvements	$1,293	$1,679	$1,679
Buildings	3,722	5,792	5,776
Furniture, fixtures and equipment	2,255	2,858	2,867
	7,270	10,329	10,322
Less: Accumulated Depreciation	(3,723)	(5,012)	(4,788)
	$3,547	$5,317	$5,534

Depreciation expense for 2013, 2012 and 2011 totaled $205, $237 and $384, respectively.

See accompanying notes.

The Holding Company was a one-third owner of Smith Ghent LLC, an Ohio limited liability company that owned and managed the office building at 2923 Smith Road, Fairlawn, Ohio  44333, where the Holding Company’s and CFBank’s headquarters were located.  In October 2009, the Holding Company purchased the remaining two-thirds interest, making Smith Ghent LLC a wholly owned subsidiary of the Holding Company.  CFBank entered into a 10-year operating lease with Smith Ghent LLC in March 2004 that provided for monthly payments of $11, increasing 2% annually for the life of the lease through March 2014.  During 2008, the lease was amended for additional office space and provided for additional monthly payments of $3 through June 30, 2009, at which time the monthly payment continued on a month-to-month basis.  Since the purchase of the remaining two-thirds interest in Smith Ghent LLC, both rent expense paid by CFBank and rental income to Smith Ghent LLC are eliminated in consolidation.

On October 29, 2013, the Company consummated a sale of the Fairlawn office building, located at 2923 Smith Road in Fairlawn, certain furniture and fixtures, and adjacent land for approximately $3.2 million and recognized a gain on sale of fixed assets of approximately $1.1 million.  As a result of the sale, the Company relocated its Fairlawn main office branch during December of 2013 to a nearby location for a short term interim period until its new permanent, expanded branch facility is ready for occupancy.  Based on the aforementioned transaction, the subsidiaries were legally dissolved prior to year end 2013.

At December 31, 2012, CFBank had $167 of land in an adjacent lot in assets held for sale, which was sold in 2013 with the building.

During the fourth quarter of 2013, the Company entered into a lease agreement to open a Commercial Banking Loan office in Woodmere, Ohio.  The office opened in January of 2014.

Operating Leases:  As a result of the aforementioned transaction, the Company now leases certain branch and loan office property space under two operating leases. The Fairlawn branch is a ten year operating lease beginning in 2014 with annual rent increases each year. There is one five year renewal option on this lease. The Woodmere lease is for  a 128 -month term commencing January 1, 2014 with no renewal options.  Each lease requires CFBank to absorb its pro rata share of building operating expenses and utilities based on square footage. The Company’s lease for the interim main office branch location is not material.  There were no lease expenses in 2012.  During 2013, CFBank incurred partial prorated lease payment for December 2013 related to its interim location, which was not material.  Leasehold improvements are depreciated straight line over the lease term before consideration of renewal options.  Lease expense is recognized evenly over the lease term to account for lease incentives.  Rent commitments, before renewal options, are as follows.

2014	$103
2015	294
2016	295
2017	320
2018	321
Thereafter	1,830
$3,163

See accompanying notes.

NOTE 9 – DEPOSITS

Time deposits of $100 or more were $94,213 and $68,719 at year-end 2013 and 2012.

Scheduled maturities of time deposits for the next five years were as follows:

2014	$74,239
2015	37,623
2016	6,540
2017	583
2018	58
Thereafter	-
Total	$119,043

Time deposits included $20,966 and $32,095 in brokered deposits at year-end 2013 and 2012.

NOTE 10 –FHLB ADVANCES

Fixed Rate Advances from the FHLB were as follows:

	Rate	December 31, 2013	December 31, 2012
Fixed Rate Advances
Maturities:
January 2014	3.12%	$5,000	$5,000
May 2014	3.06%	5,000	5,000
Total		$10,000	$10,000

Each advance is payable at its maturity date, with a prepayment penalty for fixed-rate advances.

In January 2014, a $5,000 fixed rated advance matured and was replaced with a $2,500 advance with a 12 month term with a fixed rate of .35% and a $2,500 advance with a 3 month term with a fixed rate of .20%

See accompanying notes.

The advances were collateralized as follows:

	December 31, 2013	December 31, 2012

Single-family mortgage loans	$14,940	$9,917
Multi-family mortgage loans	4,890	4,968
Commercial real estate loans	3,339	1,185
Securities	2,024	4,707
Cash	3,300	3,300
Total	$28,493	$24,077

Based on the collateral pledged to FHLB and CFBank’s holdings of FHLB stock, CFBank was eligible to borrow up to a total of $19,404 from the FHLB at December 31, 2013.  As of December 31, 2013, due to credit restrictions imposed by the FHLB due to the CFBank order, any advances were limited to terms of no longer than one year. Effective January 24, 2014, as a result of the CFBank Order being lifted, the FHLB notified the bank that term restrictions on the advances have been lifted.

All payments due over the next five years are due in 2014.

NOTE 11 - OTHER BORROWINGS

There were no outstanding borrowings with the Federal Reserve Bank (the “FRB”) at December 31, 2013 or at December 31, 2012.

Assets pledged as collateral with the FRB were as follows:

	2013	2012
Commercial loans	$19,591	$9,352
Commercial real estate loans	28,721	16,700
	$48,312	$26,052

Based on the collateral pledged, CFBank was eligible to borrow up to $25,110 from the FRB at year-end 2013.

CFBank had a $1.0 million line of credit with a commercial bank at both December 31, 2013 and December 31, 2012.    There were no outstanding borrowings on this line of credit at December 31, 2013 or December 31, 2012.  If CFBank were to borrow on this line of credit, interest would accrue daily at a variable rate based rate on the commercial bank’s cost of funds and current market returns.

During the course of 2013, CFBank entered into certain loan participations that, according to the structure of the transactions, did not qualify for sales accounting treatment and are therefore accounted for as secured borrowings.  At December 31, 2013, there were five loan participation agreements classified as secured borrowings totaling approximately $6,500.   The maturities of the secured borrowings range from March 2016 through January 2024, with a weighted average rate of approximately 4.10%. These loans provided the Bank with the ability to repurchase the loan at their discretion. There were no secured borrowing transactions as of December 31, 2012.  The bank retains an ownership interest in these loans and provides customary servicing to the third-parties which are typically other community banks.

See accompanying notes.

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

Cumulative deferred interest payments through September 30, 2012 totaling $348 were paid current in December 2012 with the approval of the FED.  Cumulative deferred interest payments subsequent to September 30, 2012 were accrued and totaled $42 as of December 31, 2012.  Cumulative deferred interest payments were $210 at December 31, 2013.  Pursuant to the Holding Company Order, the Holding Company may not, directly or indirectly, incur, issue, renew, rollover, or pay interest or principal on any debt (including the subordinated debentures) or commit to do so, increase any current lines of credit, or guarantee the debt of any entity, without prior written notice to and written non-objection from the FED.

The subordinated debentures have a variable rate of interest, reset quarterly, equal to the three-month London Interbank Offered Rate plus 2.85%, which was 3.10% at year-end 2013 and 3.16% at year-end 2012.

See accompanying notes.

NOTE 13 – BENEFIT PLANS

Multi-employer pension plan:  CFBank participates in the Pentegra Defined Benefit Plan for Financial Institutions (the Pentegra DB Plan), a multi-employer contributory trusteed pension plan.  The retirement benefits to be provided by the plan were frozen as of June 30, 2003 and future employee participation in the plan was stopped.  The plan was maintained for all eligible employees and the benefits were funded as accrued.  The cost of funding was charged directly to operations.

The unfunded liability at June 30, 2013 totaled $192 and at June 30, 2012 was $38.  CFBank’s contributions for the plan year ending June 30, 2014, and the plan years ended June 30, 2013 and June 30, 2012, totaled $80,  $49 and $91, respectively.   Contributions to the plan may vary from period to period due to the change in the plan's unfunded liability. The unfunded liability is primarily related to the change in plan assets and the change in plan liability from one year to the next.  The change in plan assets is based on contributions deposited, benefits paid and the actual rate of return earned on those assets.  The change in plan liability is based on demographic changes and changes in the interest rates used to determine plan liability. In the event the actual rate of return earned on plan assets decline, the value of the plan assets will decline. In the event the interest rates used to determine plan liability decrease, plan liability will increase.  The combined effect of each change determines the change in the unfunded liability and the change in the employer contributions.

The Pentegra DB Plan is a tax-qualified defined-benefit pension plan. The Pentegra DB Plan's Employer Identification Number is 13-5645888 and the Plan Number is 333. The Pentegra DB Plan operates as a multi-employer plan for accounting purposes and as a multiple-employer plan under the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. There are no collective bargaining agreements in place that require contributions to the Pentegra DB Plan.

The Pentegra DB Plan is a single plan under Internal Revenue Code Section 413(c) and, as a result, all of the assets stand behind all of the liabilities. Accordingly, under the Pentegra DB Plan contributions made by a participating employer may be used to provide benefits to participants of other participating employers.

Funded status (market value of plan assets divided by funding target) based on valuation reports as of July 1, 2013 and 2012 was 82.95% and 96.83%, respectively.

Total contributions made to the Pentegra DB Plan, as reported on Form 5500 of the Pentegra DB Plan, totaled $196,473 and $299,729 for the plan years ended June 30, 2012 and June 30, 2011, respectively. CFBank’s contributions to the Pentegra DB Plan were not more than 5% of the total contributions to the Pentegra DB Plan.

401(k) Plan:  A 401(k) plan allows employee contributions up to the maximum amount allowable under federal tax regulations, which are currently matched in an amount equal to 25% of the first 8% of the compensation contributed.  Expense for 2013, 2012 and 2011 was $27,  $33 and $20.

Salary Continuation Agreement:  In 2004, CFBank initiated a nonqualified salary continuation agreement for the former Chairman Emeritus.  Benefits provided under the plan are unfunded, and payments are made by CFBank.  Under the plan, CFBank pays him, or his beneficiary, a benefit of $25 annually for 20 years, beginning 6 months after his retirement date, which was February 28, 2008.  The expense related to this plan totaled $12,  $47 and $16 in 2013, 2012 and 2011. The accrual is included in accrued interest payable and other liabilities in the consolidated balance sheets and totaled $260 at year-end 2013 and $273 at year-end 2012.

Life Insurance Benefits:  CFBank entered into agreements with certain employees, former employees and directors to provide life insurance benefits which are funded through life insurance policies purchased and owned by CFBank.  The expense related to these benefits totaled ($1),  $16 and $10 in 2013, 2012 and 2011.  The accrual for CFBank’s obligation under these agreements is included in accrued interest payable and other liabilities in the consolidated balance sheets and totaled $204 at year-end 2013 and $205 at year-end 2012.

See accompanying notes.

NOTE 14 – INCOME TAXES

Income tax expense was as follows:

	2013	2012	2011
Current Federal	$-	$-	$-
Deferred Federal	-	-	-
Total	$-	$-	$-

Effective tax rates differ from the federal statutory rate of 34% applied to loss before income taxes due to the following:

	2013	2012	2011
Federal Statutory rate times financial statement income (loss)	$(312)	$(1,280)	$(1,845)

Effect of:
Incentive Stock Options	47	3	6
Bank owned life insurance income	(44)	(45)	(44)
Increase in deferred tax valuation allowance	303	1,314	1,876
Other	6	8	7
	$-	$-	$-
Effective tax rate	0%	0%	0%

See accompanying notes.

Year-end deferred tax assets and liabilities were due to the following:

	2013	2012
Deferred tax assets:
Allowance for loan losses	$1,002	$1,298
Post-retirement death benefits	69	70
Deferred compensation	88	93
Deferred loan fees	44	-
AMT Credit	60	60
Nonaccrual interest	80	83
Depreciation	-	71
Tax mark-to-market adjustment	-	36
Net operating loss carry forward	2,487	1,904
Other	38	12
	3,868	3,627

Deferred tax liability:
FHLB stock dividend	366	366
Mortgage servicing rights	7	9
Depreciation	31	-
Prepaid expenses	63	94
Unrealized gain on securities available for sale	33	36
	500	505
Net deferred tax asset before valuation allowance	3,368	3,122
Deferred tax valuation allowance	(3,368)	(3,122)
Net deferred tax asset	$-	$-

See accompanying notes.

Federal income tax laws provided additional deductions, totaling $2,250, for thrift bad debt reserves established before 1988.  Accounting standards do not require a deferred tax liability to be recorded on this amount, which otherwise would total $765 at year-end 2013.  However, if CFBank were wholly or partially liquidated or otherwise ceases to be a bank, or if tax laws were to change, this amount would have to be recaptured and a tax liability recorded.   Additionally, any distributions in excess of CFBank’s current or accumulated earnings and profits would reduce amounts allocated to its bad debt reserve and create a tax liability for CFBank. The amount of additional taxable income created by such a distribution is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Thus, if CFBank makes a distribution that reduces the amount allocated to its bad debt reserve, then approximately one and one-half times the amount used would be includible in gross income for federal income tax purposes, assuming a 34% corporate income tax rate. CFBank does not intend to make distributions that would result in a recapture of any portion of its bad debt reserve.

In 2012, a recapitalization program through the sale of $22.5 million in common stock improved the capital levels of the Bank and provided working capital for the holding company. The result of the change in stock ownership associated with the stock offering, within the guidelines of Section 382 of the Internal Revenue Code of 1986, was that the Company incurred an ownership change. At year-end 2013, the Company had net operating loss carryforwards of $27,835, which expire at various dates from 2024 to 2033, and has alternative minimum tax credit   carryforwards of $60, which do not expire. As a result of the ownership change, the Company's ability to utilize carryforwards that arose before the stock offering closed is limited to $163 per year. Due to this limitation, management determined it is more likely than not that $20,520 of net operating loss carryforwards will expire unutilized. As required by accounting standards, the Company reduced the carrying value of deferred tax assets, and the corresponding valuation allowance, by the $6,977 tax effect of this lost realizability.

The Company maintained a valuation allowance against the net deferred tax assets at December 31, 2013 and December 31, 2012, based on its estimate of future reversal and utilization. When determining the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded as a benefit, the Company conducts a regular assessment of all available information. This information includes, but is not limited to, taxable income in prior periods, projected future income and projected future reversals of deferred tax items. Based on these criteria, the Company determined that it was necessary to maintain a full valuation allowance against the entire net deferred tax asset.

At December 31, 2013 and 2012, the Company had no unrecognized tax benefits recorded.  The Company does not expect the amount of unrecognized tax benefits to significantly change within the next twelve months.  The Company is subject to U.S. federal income tax and is no longer subject to federal examination for years prior to 2010.

See accompanying notes.

NOTE 15 – RELATED-PARTY TRANSACTIONS

Loans to principal officers, directors and their affiliates during 2013 were as follows:

Beginning balance	$52
New loans	673
Effect of changes in composition of related parties	(2)
Repayments	(11)
Ending balance	$712

Deposits from principal officers, directors, and their affiliates at year-end 2013 and 2012 were $256 and $91, respectively.

NOTE 16 – STOCK-BASED COMPENSATION

The Company has three stock-based compensation plans (the Plans) as described below.  Total compensation cost that has been charged against income for the Plans was $159,  $11, and $40 for 2013, 2012 and 2011, respectively.  The total income tax benefit was $7,  $1, and $8, respectively.

The Plans, which are stockholder-approved, provide for stock option grants and restricted stock awards to directors, officers and employees. The 1999 Stock-Based Incentive Plan, which expired July 13, 2009, provided 38,778 shares for stock option grants and 15,511 shares for restricted stock awards.  The 2003 Equity Compensation Plan (the “2003 Plan”), as amended and restated, provided an aggregate of 100,000 shares for stock option grants and restricted stock awards, of which up to 30,000 shares could be awarded in the form of restricted stock awards.  The 2009 Equity Compensation Plan, which was approved by stockholders on May 21, 2009, replaced the 2003 Plan and provides 200,000 shares, plus any remaining shares available to grant or that are later forfeited or expire under the 2003 Plan, that may be issued as stock option grants, stock appreciation rights or restricted stock awards.  On May 16, 2013, stockholders approved the First Amendment to the 2009 Equity Compensation Plan to increase the number of shares of common stock reserved for stock option grants and restricted stock awards thereunder to 1,500,000.

Stock Options

The Plans permit the grant of stock options to directors, officers and employees for up to 1,638,778 shares of common stock.  Option awards are granted with an exercise price equal to the market price of the Company’s common stock on the date of grant, generally have vesting periods ranging from one to three years, and are exercisable for ten years from the date of grant.  Unvested stock options immediately vest upon a change of control.

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

See accompanying notes.

The fair value of options granted was determined using the following weighted‑average assumptions as of grant date.

	2013	2012	2011

Risk-free interest rate	1.60%	1.23%	2.98%
Expected term (years)	6	7	7
Expected stock price volatility	88%	78%	46%
Dividend yield	0.00%	0.00%	1.41%

A summary of stock option activity in the Plans for 2013 follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Intrinsic Value

Outstanding at beginning of year	234,696	$4.29
Granted	443,500	1.43
Exercised	-	-
Expired	-	-
Cancelled or Forfeited	(38,510)	14.40
Outstanding at end of period	639,686	$1.70	9.4	$-

Expected to vest	562,701	$1.40	9.6	$-

Exercisable at end of period	76,985	$3.89	8.3	$-

During the year ended December 31, 2013, there were 38,510 stock options canceled or forfeited.  Expense associated with unvested forfeited shares is reversed.

Information related to the stock option Plans during each year follows.  There were no options exercised in 2013 or 2012.

	2013	2012	2011

Intrinsic value of options exercised	$-	$-	$-
Cash received from option exercises	-	-	-
Tax benefit realized from option exercises	-	-	-
Weighted average fair value of options granted	$1.03	$0.91	$0.75

As of December 31, 2013, there was $374 of total unrecognized compensation cost related to nonvested stock options granted under the Plans.  The cost is expected to be recognized over a weighted-average period of 1.7 years. Substantially all of the 562,701 nonvested stock options at December 31, 2013 are expected to vest.

See accompanying notes.

Restricted Stock Awards

The Plans permit the grant of restricted stock awards to directors, officers and employees. Compensation is recognized over the vesting period of the awards based on the fair value of the stock at grant date.  The fair value of the stock was determined using the closing share price on the date of grant and shares generally have vesting periods of one to three years.  There were 935,352 shares available for stock option grants and restricted stock to be issued under the Plans at December 31, 2013.  There were no shares issued in 2013 or 2012.

A summary of changes in the Company’s nonvested restricted shares for the year follows:

Nonvested Shares	Shares	Weighted Average Grant-Date Fair Value

Nonvested at January 1, 2013	1,400	$6.61
Granted	-	-
Vested	(400)	5.00
Forfeited	(1,000)	7.25
Nonvested at December 31, 2013	-	$-

As of December 31, 2013, there was no unrecognized compensation cost related to nonvested shares granted under the Plans.   The total fair value of shares vested during the years ended December 31, 2013,  2012 and 2011 was $1,  $4 and $14, respectively.

See accompanying notes.

NOTE 17 – Preferred Stock

On December 5, 2008, in connection with the Troubled Asset Relief Program (TARP) Capital Purchase Program, the Company issued to the Department of the Treasury (“Treasury”) 7,225 shares of Central Federal Corporation Fixed Rate Cumulative Perpetual Preferred Stock, Series A (Preferred Stock) for $7,225.  The Preferred Stock initially paid quarterly dividends at a five percent annual rate, which rate was scheduled to increase to nine percent after February 14, 2014, on a liquidation preference of $1 per share.

The Company’s Board of Directors elected to defer dividend payments on the Preferred Stock beginning with the dividend payable on November 15, 2010 in order to preserve cash at the Holding Company.  At December 31, 2011, five quarterly dividend payments had been deferred.  Cumulative deferred dividend payments totaled $466 at December 31, 2011.  Although deferred, the dividends were accrued with an offsetting charge to accumulated deficit.

Pursuant to the Holding Company Order, as described in Note 2, the Holding Company may not declare, make, or pay any cash dividends (including dividends on the Preferred Stock, or the Holding Company’s common stock) or other capital distributions or purchase, repurchase or redeem or commit to purchase, repurchase, or redeem any Holding Company equity stock without the prior written non-objection of the FED. On July 13, 2012, the Company received approval from the FRB of Cleveland of an agreement with Treasury to redeem the Preferred Stock, including all accrued but unpaid dividends and the common stock warrant issued in connection with the TARP Capital Purchase Program (together, the “TARP obligations”)  using proceeds of the Holding Company’s common stock offering.  On August 23, 2012, the Company received regulatory non-objection from the OCC for redemption of the TARP obligations.

On September 26, 2012, pursuant to the agreement with the Treasury, the Company utilized $3,000 of the proceeds from its stock offering to redeem the TARP obligations including deferred dividends totalling $801. The redemption included satisfaction of common stock warrants associated with the preferred stock.  The redemption was completed at a discount and resulted in an increase in common stockholders’ equity of $4,960.

NOTE 18 - Common Stock Warrant

In connection with the issuance of the Preferred Stock, the Company also issued to Treasury a warrant to purchase 67,314 shares of the Company’s common stock at an exercise price of $16.10 per share, which represented an aggregate investment, if exercised for cash, of approximately $1,100 in Company common stock.  The exercise price could have been paid either by withholding a number of shares of common stock issuable upon exercise of the warrant equal to the value of the aggregate exercise price of the warrant, determined by reference to the market price of the Company’s common stock on the trading day on which the warrant is exercised, or, if agreed to by the Company and the warrant holder, by the payment of cash equal to the aggregate exercise price.  The warrant was exercisable any time before December 5, 2018.

The common stock warrant was redeemed on September 26, 2012 as part of the transaction with U.S. Treasury for redemption of the TARP obligations.  See Note 17 for a discussion of the agreement with U.S. Treasury for redemption of the TARP obligations, including redemption of the common stock warrant.

See accompanying notes.

NOTE 19 – REGULATORY CAPITAL MATTERS

CFBank is subject to regulatory capital requirements administered by federal banking agencies.  Prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off‑balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

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

Actual and required capital amounts and ratios are presented below at year end.

					To Be Well
					Capitalized Under		Required
			For Capital		Applicable Regulatory		By Terms Of
	Actual		Adequacy Purposes		Capital Standards		CFBank Order
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio

December 31, 2013
Total Capital to risk
weighted assets	$26,246	12.08%	$17,385	8.00%	$21,731	10.00%	$26,078	12.00%

Tier 1 (Core) Capital to risk
weighted assets	23,492	10.81%	8,693	4.00%	13,039	6.00%	N/A	N/A

Tier 1 (Core) Capital to
adjusted total assets	23,492	9.34%	10,061	4.00%	12,576	5.00%	20,121	8.00%

Tangible Capital to
adjusted total assets	23,492	9.34%	3,773	1.50%	N/A	N/A	N/A	N/A

See accompanying notes.

					To Be Well
					Capitalized Under		Required
			For Capital		Applicable Regulatory		By Terms Of
	Actual		Adequacy Purposes		Capital Standards		CFBank Order
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio

December 31,2012
Total Capital to risk
weighted assets	$25,002	15.53%	$12,878	8.00%	$16,098	10.00%	$19,317	12.00%

Tier 1 (Core) Capital to risk
weighted assets	22,950	14.26%	6,439	4.00%	9,659	6.00%	N/A	N/A

Tier 1 (Core) Capital to
adjusted total assets	22,950	10.97%	8,372	4.00%	10,465	5.00%	16,744	8.00%

Tangible Capital to
adjusted total assets	22,950	10.97%	3,139	1.50%	N/A	N/A	N/A	N/A

The CFBank Order required CFBank to have by September 30, 2011, and maintain thereafter, 8% Tier 1 (Core) Capital to adjusted total assets and 12% Total Capital to risk weighted assets, which it did not meet at September 30, 2011 or December 31, 2011. CFBank met the capital requirement at September 30, 2012 and December 31, 2012 as a result of a $13,500 capital contribution from the Holding Company using from the net proceeds of the stock offering. However, CFBank will not be considered “well-capitalized” under applicable regulatory capital standards as long as it is subject to individual minimum capital requirements imposed by the OCC.  CFBank was not considered “well capitalized” under the aforementioned applicable regulatory capital standards at December 31, 2013 or December 31, 2012.  Although the CFBank Order was terminated by the OCC effective January 23, 2014, CFBank remains subject to the heightened capital requirements imposed by the OCC and is required to maintain an 8% Tier 1 (core) Capital ratio to adjusted total assets and 12% Total Capital to risk weighted assets.  See Note 2.-Regulatory Order Considerations for additional information

See accompanying notes.

 As a result of the sale of the Company’s Fairlawn office building during the fourth quarter of 2013 for approximately $3.2 million, which generated a gain of approximately $1.1 million (see Note 8 – Premises and Equipment for additional information on the transaction), the Holding Company downstreamed $1.5 million of capital to CFBank as of October 29, 2013.  The Company sought and obtained all required regulatory “non-objection” letters from both the FED and OCC in order to consummate the transaction.

The Qualified Thrift Lender test requires at least 65% of assets be maintained in housing-related finance and other specified areas. If this test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or CFBank must convert to a commercial bank charter. Management believes that this test is met at December 31, 2013.

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

Dividend Restrictions: The Holding Company’s principal source of funds for dividend payments is dividends received from CFBank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year’s net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above. CFBank must receive regulatory approval prior to any dividend payments.  Additionally CFBank does not intend to make distributions to the Holding Company, or the Holding Company to stockholders that would result in a recapture of any portion of its thrift bad debt reserve as discussed in Note 14-Income taxes.

As of December 31, 2013, CFBank could pay no dividends to the Holding Company under these regulations without receiving the prior written approval of the OCC.  In addition, pursuant to the CFBank Order, CFBank was also prohibited from declaring or paying dividends or making any other capital distributions without receiving prior written approval of the OCC.  Future dividend payments by CFBank to the Holding Company would be based on future earnings and regulatory approval. The payment of dividends from CFBank to the Holding Company is not likely to be approved by the OCC while CFBank is suffering losses.

See accompanying notes.

NOTE 20 – DERIVATIVE INSTRUMENTS

Interest-rate swaps

CFBank utilizes interest-rate swaps as part of its asset liability management strategy to help manage its interest rate risk position, and does not use derivatives for trading purposes.  The notional amount of the interest-rate swaps does not represent amounts exchanged by the parties.  The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest-rate swap agreements.  CFBank was party to interest-rate swaps with a combined notional amount of $7,535 at December 31, 2013 and $7,750 at December 31, 2012.

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

Contingent Features:  The counterparty to CFBank’s interest-rate swaps is exposed to credit risk whenever the interest-rate swaps are in a liability position.  At year-end 2013, CFBank had $943 in securities and cash pledged as collateral for these derivatives.   Should the liability increase, CFBank will be required to pledge additional collateral.

Additionally, CFBank’s interest-rate swap instruments contain provisions that require CFBank to remain well capitalized under regulatory capital standards. The interest-rate swaps could be called by the counterparty as a result of CFBank’s failure to maintain well-capitalized status due to the CFBank Order. Should market interest rates decrease from December 31, 2013 levels, the payment may increase in the event the swaps are called.   In the event the interest-rate swaps are called and CFBank is unable to replace them, CFBank will be exposed to the market risk of the valuation of the yield maintenance provisions and, absent the borrowers’ prepaying the loans, as of December 31, 2013 would incur a net $599 expense, subject to valuation fluctuations, over the remaining lives of the related loans.

Summary information about the derivative instruments is as follows:

	2013	2012	2011
Notional amount	$7,535	$7,750	$7,949
Weighted average pay rate on interest-rate swaps	3.86%	3.86%	3.86%
Weighted average receive rate on interest-rate swaps	0.19%	0.24%	0.35%
Weighted average maturity (years)	3.6	4.6	5.6
Fair value of interest-rate swaps	$(599)	$(990)	$(999)
Fair value of yield maintenance provisions	$599	$990	$999

The fair value of the yield maintenance provisions and interest-rate swaps is recorded in other assets and other liabilities, respectively, in the consolidated balance sheet.  Changes in the fair value of the yield maintenance provisions and interest-rate swaps are reported currently in earnings, as other noninterest income in the consolidated statements of operations.  There were no net gains or losses recognized in earnings related to yield maintenance provisions and interest-rate swaps in 2013, 2012 or 2011.

See accompanying notes.

Mortgage banking derivatives

Commitments to fund certain mortgage loans (interest rate locks) to be sold into the secondary market are considered derivatives. These mortgage banking derivatives are not designated in hedge relationships.  The Company had approximately $3,476 and $2,079 of interest rate lock commitments related to residential mortgage loans at December 31, 2013 and 2012, respectively.  The fair value of these mortgage banking derivatives was reflected by a derivative asset of $16 and $45 at December 31, 2013 and 2012, respectively, which was included in other assets in the consolidated balance sheet. Fair values were estimated based on anticipated gains on the sale of the underlying loans. Changes in the fair values of these mortgage banking derivatives are included in net gains on sales of loans. Net gains (losses) recognized in earnings related to these mortgage banking derivatives totaled ($29),  $6 and ($2) in 2013, 2012, and 2011, respectively.

NOTE 21 – LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit and overdraft protection, are issued to meet customer financing needs.  These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates.  Commitments may expire without being used. Off‑balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated.  The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amounts of financial instruments with off-balance-sheet risk at year end were as follows.

	2013		2012
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans	$8,169	$11,569	$4,307	$309
Unused lines of credit	$47	$22,993	$47	$18,142
Standby letters of credit	$-	$-	$-	$522

Commitments to make loans are generally made for periods of 60 days or less, except for construction loan commitments, which are typically for a period of one year, and loans under a specific drawdown schedule, which are based on the individual contracts.  The fixed rate loan commitments had interest rates ranging from 4.0% to 5.25% and maturities ranging from 6 to 31 years at December 31, 2013. The fixed rate loan commitments had interest rates ranging from 2.99% to 5.0% and maturities ranging from 16 months to 30 years at December 31, 2012.

See accompanying notes.

NOTE 22 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Central Federal Corporation follows:

	2013	2012
Assets
Cash and cash equivalents	$3,263	$4,673
Investment in banking subsidiary	23,592	23,060
Investment in and advances to other subsidiaries	273	1,226
Other assets	1,155	-
Total assets	$28,283	$28,959

Liabilities and Equity
Subordinated debentures	$5,155	$5,155
Accrued expenses and other liabilities	264	161
Stockholders' equity	22,864	23,643
Total liabilities and stockholders' equity	$28,283	$28,959

	2013	2012	2011

Interest income	$17	$3	$-
Other income	103	-	-
Interest expense	167	180	168
Other expense	666	400	663
Loss before income tax and undistributed subsidiaries' operations	(713)	(577)	(831)
Effect of subsidiaries' operations	(205)	(3,189)	(4,594)
Net loss	$(918)	$(3,766)	$(5,425)
Comprehensive Loss	$(927)	$(4,045)	$(5,711)

See accompanying notes.

	2013	2012	2011
Cash flows from operating activities
Net loss	$(918)	$(3,766)	$(5,425)
Adjustments:
Effect of subsidiaries' operations	205	3,189	4,594
Change in other assets and other liabilities	(1,052)	173	11
Net cash from operating activities	(1,765)	(404)	(820)

Cash flows from investing activities
Investment in bank subsidiary	(1,500)	(13,500)	-
Investments in other subsidiaries	1,866	(3)	635
Net cash from investing activities	366	(13,503)	635

Cash flows from financing activities
Stock issuance costs	(11)	-	-
Redemption of TARP obligation	-	(3,000)	-
Net proceeds from issuance of common stock	-	21,020	-
Net cash from financing activities	(11)	18,020	-

Net change in cash and cash equivalents	(1,410)	4,113	(185)

Beginning cash and cash equivalents	4,673	560	745

Ending cash and cash equivalents	$3,263	$4,673	$560

During 2013, the Company invested funds into three joint ventures (equity stake) for the purpose of allocating excess liquidity into higher earning assets while diversifying its revenue sources.  Each of these joint ventures is related to the development of single family real estate in the form of condominiums.  The total original investment into these three joint ventures total $1,275, of which $1,139 was outstanding at December 31, 2013.  Income is recognized based on a preferred rate of return on the outstanding investment balance.  As units are sold, the Company also receives a return of capital and an additional incentive payment.  The incentive payment is recognized as income.  During 2013, the Company recognized $102 in income associated with these joint ventures.

See accompanying notes.

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

	2013		2012	2011
Basic
Net loss	$(918)		$(3,766)	$(5,425)
Less: Preferred dividends and accretion of discount on
preferred stock	-		4,632	(425)
Less: Net loss allocated to unvested share-based
payment awards	-		-	34
Net earnings (loss) allocated to common stockholders	$(918)		$866	$(5,816)

Weighted average common shares outstanding
including unvested share-based payment awards	15,823,834		6,317,032	825,376
Less: Unvested share-based payment awards	(210)		(2,331)	(4,801)
Average shares	15,823,624		6,314,701	820,575
Basic earnings ( loss) per common share	$($0.06)	$	$ 0.14	$($7.09)

Diluted
Net earnings (loss) allocated to common stockholders	$(918)		$866	$(5,816)
Weighted average common shares outstanding for basic
earnings (loss) per common share	15,823,624		6,314,701	820,575
Add: Dilutive effects of assumed exercises of stock	-		948	-
options
Add: Dilutive effects of assumed exercises of stock warrant	-		-	-
Average shares and dilutive potential common shares	15,823,624		6,315,649	820,575
Diluted earnings (loss) per common share	$($0.06)	$	$ 0.14	$($7.09)

See accompanying notes.

The following potential average common shares were anti-dilutive and not considered in computing diluted earnings (loss) per common share because the Company had a loss from continuing operations.

	2013	2012	2011
Stock options	639,686	40,502	43,296
Stock warrants	-	49,474	67,314

NOTE 24 – CONTINGENT LIABILITIES

CFBank participates in a multi-employer contributory trusteed pension plan.  On August 17, 2012, CFBank was notified by the trustees of the plan that, due to CFBank’s financial performance and the CFBank Order, it was required  make a contribution or provide a letter of credit  in the amount of the funding shortfall plus estimated cost of annuitization of benefits in the plan, which was determined to be $908.   CFBank obtained a letter of credit from the FHLB for this amount, which was subsequently replaced with a letter of credit from Comerica Bank.  The cost of obtaining the letter of credit was $9. The letter of credit was in place from August 28, 2012 to August 28, 2013. Subsequent to August 28, 2013 the letter of credit was no longer required.

NOTE 25- ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table summarizes the changes within each classification of accumulated other comprehensive income, net of tax, for the year ended December 31, 2013 and summarizes the significant amounts reclassified out of each component of accumulated other comprehensive income:

Changes in Accumulated Other Comprehensive Income by Component
For the Year Ended December 31, 2013 (1)

		Unrealized Gains and Losses on Available-for-Sale Securities

Accumulated Other Comprehensive Income (Loss) at January 1, 2013		$107

Other comprehensive income (loss) before reclassifications		(9)
Amount reclassified from accumulated other comprehensive income	(2)	-
Net current-period other comprehensive income (loss)		(9)

Accumulated Other Comprehensive Income at December 31, 2013		$98

(1)	All amounts are net of tax. Amounts in parentheses indicate a reduction of other comprehensive income.
(2)	There were no amounts reclassified out of other comprehensive income for the year ended December 31, 2013

See accompanying notes.

Central Federal Corporation and CFBank	Central Federal Corporation Officers
Board of Directors

Robert E. Hoeweler	Robert E. Hoeweler
Chief Executive Officer	Chairman of the Board,
Hoeweler Holdings	Central Federal Corporation
Chairman of the Board, Central Federal Corporation and CFBank

Thomas P. Ash	Timothy T. O’Dell
Director of Governmental Relations	Chief Executive Officer,
Buckeye Association of School Administrators	Central Federal Corporation

Edward W. Cochran	Thad R. Perry
Attorney	President,
Central Federal Corporation
James H. Frauenberg II
Principal Owner,	John W. Helmsdoerfer, CPA
Addison Holdings LLC.	Executive Vice President and
Chief Financial Officer,
Robert H. Milbourne	Central Federal Corporation
RHM Advisors

Timothy T. O’Dell	CFBank
Chief Executive Officer,	Executive Officers
CFBank
Timothy T. O’Dell
Thad R. Perry	Chief Executive Officer
President,
CFBank	Thad R. Perry
President

CFBank	John W. Helmsdoerfer, CPA
Office Locations	Executive Vice President and
Chief Financial Officer
Calcutta, Ohio
49028 Foulks Drive
Calcutta, Ohio 43920
330-385-4323

Fairlawn, Ohio
25 Ghent Rd.
Fairlawn, Ohio 44333
330-666-7979

Wellsville, Ohio
601 Main Street
Wellsville, Ohio 43968
330-532-1517

Worthington, Ohio
7000 North High Street
Worthington, Ohio 43085
614-334-7979

See accompanying notes.

Corporate Data

Annual Report

A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge upon written request to:

John W. Helmsdoerfer, CPA

Executive Vice President and Chief Financial Officer

Central Federal Corporation

7000 North High Street

Worthington, Ohio 43085

Phone: 614-318-4661

Fax: 614-334-7980

Email: Johnhelmsdoerfer@cfbankmail.com

Annual Meeting

The Annual Meeting of Shareholders of Central Federal Corporation will be held at 10 a.m. on Wednesday, May 21, 2014,  at the Fairlawn Country Club, 200 North Wheaton Road, Fairlawn, Ohio.

Shareholder Services

Registrar and Transfer Company serves as transfer agent for Central Federal Corporation shares. Communications regarding change of address, transfer of shares or lost certificates should be sent to:

Registrar & Transfer Company

10 Commerce Drive

Cranford, New Jersey 07016

Phone: 800-368-5948

See accompanying notes.