Form 10-K, Exhibit 13
CENTRAL FEDERAL CORP
filed 2015-03-27
CIK 1070680

Exhibit 13.1

Annual Report to Security Holders For the Fiscal Year ended December 31, 2014

TABLE OF CONTENTS	Page

MESSAGE TO STOCKHOLDERS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Selected Financial and Other Data	1

Forward-Looking Statements	3

General	5

Cease and Desist Orders	6

Financial Condition	7

Comparison of Results of Operations for 2014 and 2013	13

Comparison of Results of Operations for 2013 and 2012	15

Quantitative and Qualitative Disclosures about Market Risk	18

Liquidity and Capital Resources	20

Impact of Inflation	22

Critical Accounting Policies	22

Market Prices and Dividends Declared	24

FINANCIAL STATEMENTS

Management’s Report on Internal Control Over Financial Reporting	1

Report of Independent Registered Public Accounting Firm	2

Consolidated Financial Statements	4

Notes to Consolidated Financial Statements	9

BOARD OF DIRECTORS AND OFFICERS	63

CFBANK LOCATIONS	63

CORPORATE DATA	64

Annual Report	64

Annual Meeting	64

Shareholder Services	64

Dear Shareholders:

2014 was truly a transformational year for Central Federal Corporation and CFBank. These are some of the highlights which I am enthused to share with you.

Due to our having a presence in multiple metro markets, we were able to increase net loan balances by 24% during 2014.  This allowed CFBank to attain critical size to allow us to reach profitability during the second quarter of 2014.  As we continue to add quality loans and earning assets, we expect that the additional earning asset growth will continue to be reflected in our net interest income.

Net interest income, which is the primary driver of earnings, increased by 61.9% during 2014.  Fourth quarter net interest income was $2.5 million, reflecting an increase of 63.9% over the same quarter of 2013.

Our loan pipelines remain solid entering 2015.  Our Cleveland loan production office, which opened in January of 2014, has been well received.  We have established full service banking relationships with a number of business owners and entrepreneurs whose businesses are located in Northeast Ohio. We believe that our relationship business model with its value-added approach, coupled with delivery through senior level and experienced bankers, has proven successful.

Following the removal of the regulatory Cease and Desist Orders during the first half of 2014, CFBank implemented a number of initiatives that have resulted in successfully growing our core deposit base.  Additionally, we have reduced our reliance on non-core funding, which was one of our key objectives.  This positive trend of core deposit growth is continuing into 2015 and remains important to us as a funding source for loans.

With our entrance into the Cleveland market, CFBank now has a presence in three large metro markets in Ohio (Central Ohio, Northeast Ohio and Akron/Canton) to go along with our two community banking offices located in Columbiana County.  Our footprint and access to business relationships from multiple larger metro markets positions us uniquely among our peers.

We successfully completed a private placement of our Series B Preferred Stock in July of 2014 for an aggregate offering price of $12.0 million.  This capital raise further strengthened our capital position and allows for our continued growth and expansion.  We have already successfully deployed much of this capital into loans, which is reflected in our increased earnings and interest income.  At this point, we believe that we have sufficient capital, when coupled with earnings, to meet our needs and strategic growth objectives for the foreseeable future.

During 2014, we have achieved continued improvement in our credit metrics.  Nonperforming loans were reduced by 73.0% compared to year end 2013.  Our ratio of ALLL to nonperforming loans was 408.0% at year ended December 31, 2014, compared to 99.9% at December 31, 2013.  Nonperforming loans at December 31, 2014 were 0.59% of total loans compared to 2.70% at December 31, 2013.  CFBank currently has only one REO property.

We reduced our classified assets by 13.1% during 2014.  Further reduction of classified assets remains a key objective for 2015.  The vast majority of remaining classified assets are legacy loans which are amortizing and paying as agreed.  Nonetheless, in spite of our good results in reducing both criticized and classified assets to date, classified asset levels remain higher than we are comfortable with. As a result, management and the Board of Directors is continuing its concerted efforts and focus to further reduce our classified assets.

We have invested substantially in strengthening our infrastructure.  We have increased staffing in both our credit department and loan operations areas, which includes adding experienced and seasoned management personnel.  Also, we are implementing new software to support our commercial credit, loan underwriting and risk management functions. Additional investments to further strengthen these areas of credit risk management and the operations infrastructure will be continuing in 2015 and beyond.

Our residential mortgage volumes showed solid increases over the prior year. Also, we have expanded our product offerings including construction/perm and physician loan programs.  Additionally, we are pleased with our cross-sell results in the residential mortgage lending area of home equity lines of credit (HELOC’s) and depository relationships.

Again, we feel strongly that 2014 was a turning point for us at Central Federal Corporation and CFBank.  We achieved profitability, made considerable improvements in credit quality, expanded our footprint, added several significant new business relationships, completed a successful capital raise, and improved operating results in the majority of our key areas of measurement.

We enter 2015 excited about the prospects for continuing our positive trajectories and results.  We worked extremely hard to achieve these positive results and I am extremely proud of our team and their commitment to our success.  We are grateful to you, our shareholders, for your support and to our clients for entrusting us with their business.

Our team remains committed to our objective of becoming a top performing niche bank in all key categories of measurement.  Although work remains to be done, I believe that we have accomplished much and achieved several major milestones during 2014.

Onward and upward!

/s/ Timothy T. O’Dell

Timothy T. O’Dell

Chief Executive Officer

/s/ Robert E. Hoeweler

Robert E. Hoeweler

Chairman of the Board

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SELECTED FINANCIAL AND OTHER DATA

The information in the following tables should be read in conjunction with our Consolidated Financial Statements, the related Notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in this report.

	At December 31,
	2014	2013	2012	2011	2010
	(Dollars in thousands)
Selected Financial Condition Data:
Total assets	$315,588	$255,748	$215,035	$250,920	$275,232
Cash and cash equivalents	28,207	19,160	25,152	61,436	34,275
Securities available for sale	10,445	9,672	17,639	18,516	28,798
Loans held for sale	3,505	3,285	623	1,210	1,953
Loans, net (1)	257,831	207,141	153,043	151,160	190,767
Allowance for loan and lease loss (ALLL)	6,316	5,729	5,237	6,110	9,758
Nonperforming assets	3,184	7,374	7,881	10,671	14,566
Foreclosed assets	1,636	1,636	1,525	2,370	4,509
Other intangible assets	-	-	49	89	129
Deposits	258,315	208,309	173,508	217,049	227,381
FHLB advances	14,500	10,000	10,000	15,742	23,942
Other secured borrowings	-	6,526	-	-	-
Subordinated debentures	5,155	5,155	5,155	5,155	5,155
Total stockholders' equity	34,509	22,864	23,643	9,944	15,989

	At December 31,
	2014	2013	2012	2011	2010
	(Dollars in thousands)
Summary of Operations:
Total interest income	$10,611	$7,500	$7,268	$9,656	$12,617
Total interest expense	1,889	2,113	2,633	3,478	4,183
Net interest income	8,722	5,387	4,635	6,178	8,434
Provision for loan losses	278	496	1,129	3,375	8,468
Net interest income (loss) after provision for loan losses	8,444	4,891	3,506	2,803	(34)
Noninterest income:
Net gain on sale of securities	-	-	143	353	468
Other	1,492	1,893	862	770	1,326
Total noninterest income	1,492	1,893	1,005	1,123	1,794
Noninterest expense	9,457	7,702	8,277	9,351	8,432
Income (loss) before income taxes	479	(918)	(3,766)	(5,425)	(6,672)
Income tax expense (benefit)	-	-	-	-	198
Net income (loss)	$479	$(918)	$(3,766)	$(5,425)	$(6,870)
Dividends on Series B preferred stock and accretion of discount	(421)	-	-	-	-
Dividends on Series A preferred stock and accretion of discount	-	-	(328)	(425)	(410)
Discount on redemption of Series A preferred stock	-	-	4,960	-	-
Net income (loss) available to common stockholders	$58	$(918)	$866	$(5,850)	$(7,280)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

	At December 31,
	2014	2013	2012	2011	2010
	(Dollars in thousands)
Selected Financial Ratios and Other Data:
Performance Ratios (2)
Return on average assets	0.17%	(0.39%)	(1.65%)	(1.99%)	(2.41%)
Return on average equity	1.67%	(4.04%)	(24.29%)	(42.69%)	(35.52%)
Average yield on interest-earning assets (3)	4.03%	3.51%	3.48%	3.82%	4.76%
Average rate paid on interest-bearing liabilities	0.85%	1.12%	1.37%	1.47%	1.73%
Average interest rate spread (4)	3.18%	2.39%	2.11%	2.35%	3.03%
Net interest margin, fully taxable equivalent (5)	3.31%	2.52%	2.22%	2.44%	3.18%
Average interest-earning assets to interest bearing liabilities	119.19%	113.05%	108.41%	106.73%	109.74%
Efficiency ratio (6)	92.59%	105.11%	137.98%	117.62%	85.98%
Noninterest expenses to average assets	3.31%	3.26%	3.62%	3.43%	2.96%
Common stock dividend payout ratio	n/m	n/m	n/m	n/m	n/m

Capital Ratios: (2)
Equity to total assets at end of period	10.93%	8.94%	10.99%	3.96%	5.81%
Average equity to average assets	10.05%	9.60%	6.78%	4.66%	6.79%
Tangible capital ratio (7)	11.03%	9.34%	10.97%	5.39%	6.59%
Core capital ratio (7)	11.03%	9.34%	10.97%	5.39%	6.59%
Total risk-based capital ratio (7)	14.18%	12.08%	15.53%	10.30%	10.68%
Tier 1 risk-based capital ratio (7)	12.92%	10.81%	14.26%	9.02%	9.41%

Asset Quality Ratios: (2)
Nonperforming loans to total loans (8)	0.59%	2.70%	4.02%	5.28%	5.02%
Nonperforming assets to total assets (9)	1.01%	2.88%	3.66%	4.25%	5.29%
Allowance for loan losses to total loans	2.39%	2.69%	3.31%	3.89%	4.87%
Allowance for loan losses to nonperforming loans (8)	408.01%	99.85%	82.39%	73.61%	97.03%
Net charge-offs (recoveries) to average loans	-0.13%	0.00%	1.43%	3.97%	2.63%

Per Share Data: (10)
Basic earnings (loss) per common share	$0.00	$(0.06)	$0.14	$(7.09)	$(8.85)
Diluted earnings (loss) per common share	0.00	(0.06)	0.14	(7.09)	(8.85)
Dividends declared per common share	-	-	-	-	-
Tangible book value per common share at end of period	1.42	1.44	1.48	3.30	10.65

(1)	Loans, net represents the recorded investment in loans net of the ALLL.
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

•	our ability to continue to meet regulatory guidelines, commitments or requirements to which we are subject;
•	our ability to generate profits in the future;
•	our ability to raise additional capital in the future, if necessary;
•	changes in tax laws, rules and regulations;
•	increases in deposit insurance rates or premiums;
•	further legislative and regulatory changes which may increase compliance costs and burdens;
•	unexpected losses of key management;
•

various monetary and fiscal policies and regulations, including those determined by the Board of Governors of the Federal Reserve System (the “FRB”), the Federal Deposit Insurance Corporation (the “FDIC”) and the Office of the Comptroller of the Currency (the “OCC”);

•	competition with other local and regional commercial banks, savings banks, credit unions and other non-bank financial institutions;
•	our ability to grow our core businesses;
•	our ability to effectively manage our growth;
•	any failure, interruption or breach in security of our communications and information systems;

Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	technological factors which may affect our operations, pricing, products and services;
•	unanticipated litigation, claims or assessments; and
•	Management's ability to manage these and other risks.

Forward-looking statements are not guarantees of performance or results.  A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement.  The Holding Company, including its subsidiaries (together referred to as the “Company”) believes it has chosen these assumptions or bases in good faith and that they are reasonable.  We caution you, however, that assumptions or bases almost always vary from actual results, and the differences between assumptions or bases and actual results can be material.  The forward-looking statements included in this report speak only as of the date of the report.  We undertake no obligation to publicly release revisions to any forward-looking statements to reflect events or circumstances after the date of such statements, except to the extent required by law.

Our filings with the Securities and Exchange Commission (the “SEC”), detail other risks, all of which are difficult to predict and many of which are beyond our control.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview

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

Our principal market area for loans and deposits includes the following Ohio counties: Summit County through our office in Fairlawn, Ohio; Franklin County through our office in Worthington, Ohio; Columbiana County through our offices in Calcutta and Wellsville, Ohio; and Cuyahoga County, through our loan production office in Woodmere, Ohio.  We originate commercial and residential real estate loans and business loans primarily throughout Ohio. Most of our deposits and loans come from our market area.  Because of CFBank’s concentration of business activities in Ohio, the Company’s financial condition and results of operations depend upon economic conditions in Ohio.

General

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

Net income is also affected by, among other things, provisions for loan losses, loan fee income, service charges, gains on loan sales, operating expenses, income and other various taxes.  Operating expenses principally consist of employee compensation and benefits, occupancy, FDIC insurance premiums and other general and administrative expenses.  In general, results of operations are significantly affected by general economic and competitive conditions, changes in market interest rates and real estate values, government policies and actions of regulatory authorities.  Our regulators have extensive discretion in their supervisory and enforcement activities, including the authority to impose restrictions on our operations, to classify our assets and to determine the level of our allowance for loan losses.  Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our business, financial condition, results of operations and/or cash flows.

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”).  The Dodd-Frank Act included numerous provisions designed to strengthen the financial industry, enhance consumer protection, expand disclosures and provide for transparency.  Some of these provisions included changes to FDIC insurance coverage, which included a permanent increase in the coverage to $250,000 per depositor. Additional provisions created a Bureau of Consumer Financial Protection, which is authorized to write rules on all consumer financial products. Still other provisions created a Financial Stability Oversight Council, which is not only empowered to determine the entities that are systemically significant and therefore require more stringent regulations, but which is also charged with reviewing, and, when appropriate, submitting comments to the SEC and Financial Accounting Standards Board (FASB) with respect to existing or proposed accounting principles, standards or procedures. The aforementioned are only a few of the numerous provisions included in the Dodd-Frank Act. The overall impact of the entire Dodd-Frank Act will not be known until full implementation is completed, but the possibility of significant additional compliance costs exists, and the Dodd-Frank Act consequently may have a material adverse impact on our operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cease and Desist Orders

On May 25, 2011, the Holding Company and CFBank each consented to the issuance of an Order to Cease and Desist (the “Holding Company Order” and the “CFBank Order”, respectively, and collectively, the “Orders”) by the Office of Thrift Supervision (the “OTS”), the primary regulator of the Holding Company and CFBank at the time the Orders were issued.  In July 2011, in accordance with the Dodd-Frank Act, the FRB replaced the OTS as the primary regulator of the Holding Company and the OCC replaced the OTS as the primary regulator of CFBank.  See Note 2 to the consolidated financial statements included in this annual report for additional information regarding the Orders.

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

On May 15, 2014, the FRB announced the termination of the Holding Company Order, effective as of May 9, 2014.  Notwithstanding the termination of the Holding Company Order, the Holding Company is required to continue to adhere to certain requirements and restrictions based on commitments made to the FRB in connection with the termination of the Holding Company Order.  These commitments require the Holding Company, among other things, to continue to implement certain actions in accordance with the capital plan previously submitted to the FRB; not declare or pay dividends on its stock, purchase or redeem its stock, or accept dividends or other capital distributions from CFBank without the prior written approval of the FRB; not incur, increase or guarantee any debt without the prior written consent of the FRB; and provide prior written notice to the FRB with respect to certain changes in directors and senior executive officers.  See Note 2 to the consolidated financial statements included in this Annual Report for additional information regarding the Orders.

The significant directives contained in the Orders and the commitments made by CFBank and the Holding Company in connection with the release and termination of the Orders  have provided challenges for the operation of our business and our ability to effectively compete in our markets. In addition, the Orders and our ongoing commitments to the regulators have required that we obtain approval from our regulators for any deviations from our business plan, which has limited our flexibility to make changes to the scope of our business activities.  We have also incurred significant additional regulatory compliance expense in connection with the Orders and our regulatory commitments, and it is possible that regulatory compliance expenses could continue to have a material adverse impact on us in the future.

Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies.  Currently, CFBank cannot declare or pay dividends or make any other capital distributions without receiving prior written regulatory approval.  Future dividend payments by CFBank to the Holding Company would be based on future earnings and regulatory approval.  The payment of dividends from CFBank to the Holding Company is not likely to be approved by regulators until CFBank is able to generate consistent earnings.  As a result of the current level of problem assets and the continuing slow economy, it is unlikely CFBank will be able to pay dividends to the Holding Company until such issues are resolved. The Holding Company has adequate operating capital for the foreseeable future. The Holding Company had $3.0 million in cash and cash equivalents at December 31, 2014.  The regulators have further required the Holding Company to develop a business plan, separate from CFBank, that enables it to significantly reduce its dependence on CFBank for dividends through alternative funding mechanisms.

Management’s discussion and analysis represents a review of our consolidated financial condition and results of operations for the periods presented.  This review should be read in conjunction with our consolidated financial statements and related notes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

General.    Assets totaled $315.6 million at December 31, 2014 and increased $59.8 million, or 23.4%, from $255.7 million at December 31, 2013.  The increase was primarily due to a $50.7 increase in net loan balances and a $9.0 million increase in cash and cash equivalents, partially offset by a $1.5 million decrease in interest-bearing deposits in other financial institutions.

Cash and cash equivalents.  Cash and cash equivalents totaled $28.2 million at December 31, 2014, and increased $9.0 million, or 47.2%, from $19.2 million at December 31, 2013.  The increase in cash and cash equivalents was a result of management’s efforts to increase deposit activity in order to fund anticipated loan growth.

Securities. Securities available for sale totaled $10.4 million at December 31, 2014, and increased $773,000, or 8.0%, compared to $9.7 million at December 31, 2013.  The increase was due to $5.0 million in security purchases, which was offset by scheduled payments and maturities.

Loans.    Net loans totaled $257.8 million at December 31, 2014, and increased $50.7 million, or 24.5%, from $207.1 million at December 31, 2013. The increase was primarily due to a $19.3 million increase in single-family loan balances, a $12.3 million increase in construction loan balances, a $9.1 million increase in commercial loan balances and a $7.7 million increase in commercial real estate loan balances.  A renewed lending focus was a key driver in growing earning assets.

On December 11, 2012, CFBank entered into a Mortgage Purchase Program with Northpointe Bank (Northpointe), a Michigan banking corporation.  Through a participation agreement, CFBank agreed to purchase from Northpointe an 80% interest in fully underwritten and pre-sold mortgage loans originated by various prescreened mortgage brokers located throughout the U.S. The participation agreement provides for CFBank to purchase interests in individually (MERS registered) loans from Northpointe and hold them until funded by the end investor.  This process on average takes approximately 14 days.  Given the short term nature of each of these individual loans, common credit risks such as past due, impairment and trouble debt restructure (TDR), nonperforming, and nonaccrual classification are substantially reduced.  Accordingly, due to the low credit risk associated with these loans, there are no reserves allocated to these loans. Northpointe maintains a 20% ownership interest in each loan it participates.  Interest income earned on these loans is based on a contractual interest rate, during the time the loans are outstanding, as opposed to being recorded as a gain on sale of loans.  Effective December 18, 2014, the participation agreement was amended and CFBank agreed to increase the level of interest in loans it purchases from Northpointe from 80% to 95% of the aforementioned loans, and therefore, Northpointe now maintains a 5% ownership in each loans it participates.  During the twelve months ended December 31, 2014 and December 31, 2013, loan origination activity totaled $271.4 and $469.4 million, respectively, and payoffs for the same period totaled $259.2 and $482.0 million, respectively.  At December 31, 2014 and December 31, 2013, CFBank held $25.0 million and $12.7 million, respectively, of such loans which are included in single-family residential loan totals.

Allowance for loan losses (ALLL).  The allowance for loan losses totaled $6.3 million at December 31, 2014, and increased  $587,000, or 10.2%, from $5.7 million at December 31, 2013.    The increase in the ALLL is due to a combination of factors including a 24.5% increase in overall loan balances and a $313,000 increase in net recoveries during the twelve months ended December 31, 2014. The provision for growth was partially offset by continuous improvement in credit quality and a 73.0% decrease in nonperforming loans.    The ratio of the ALLL to total loans was 2.39% at December 31, 2014, compared to 2.69% at December 31, 2013; the decline is primarily attributable to an increase in the loan portfolio combined with improving asset quality.  In addition, the ratio of the ALLL to nonperforming loans improved to 408.0% at December 31, 2014, compared to 99.9% at December 31, 2013.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The ALLL consists of specific and general components.  The specific component relates to loans that are individually classified as impaired.  A loan is impaired when, based on current information and events, it is probable that CFBank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans of all classes within the commercial, commercial real estate and multi-family residential loan segments, regardless of size, and loans of all other classes over $250,000, are individually evaluated for impairment when they are 90 days past due, or earlier than 90 days past due if information regarding the payment capacity of the borrower indicates that payment in full according to the loan terms is doubtful.  If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate, or at the fair value of collateral, less costs to sell, if repayment is expected solely from the collateral.  Large groups of smaller balance loans, such as consumer and single-family residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.  Loans within any class for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings (TDRs) and are classified as impaired.  See Notes 1 and 4 to our consolidated financial statements included in this annual report for additional information regarding the ALLL.

Individually impaired loans totaled $6.3 million at December 31, 2014, and decreased $2.6 million, or 29.7%, from $8.9 million at December 31, 2013.  The decrease was primarily due to loan repayments.  The amount of the ALLL specifically allocated to individually impaired loans totaled $64,000 at December 31, 2014 and $1.1 million at December 31, 2013.  The decrease in the ALLL specifically allocated to impaired loans was primarily due to loan repayments and two nonaccrual loans where conditions significantly improved and the loans were evaluated and met the criteria for return to accrual status; as such, the specific reserves were no longer needed.

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

Nonperforming loans, which are nonaccrual loans and loans 90 days past due but still accruing interest, decreased $4.2 million, or 73.0%, and totaled $1.5 million at December 31, 2014, compared to $5.7 million at December 31, 2013.  The decrease in nonperforming loans was primarily due to the aforementioned loans that either paid off or were returned to accrual status and continued loan repayments on nonperforming loans.   The ratio of nonperforming loans to total loans was 0.59% at December 31, 2014, compared to 2.70% at December 31, 2013.

The following table presents information regarding the number and balance of nonperforming loans at December 31, 2014 and December 31, 2013.

	December 31, 2014		December 31, 2013
	# of loans	Balance	# of loans	balance

Commercial	3	$369	2	$563
Single-family residential real estate	9	549	10	479
Multi-family residential real estate	-	-	1	1,701
Commercial real estate	1	477	5	2,943
Home equity lines of credit	2	153	1	52
Total	15	$1,548	19	$5,738

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Nonaccrual loans include some loans that were modified and identified as TDRs and the loans are not performing.  TDRs included in nonaccrual loans totaled $422,000 at December 31, 2014 and $2.6 million at December 31, 2013.    The decrease in TDRs included in nonaccrual loans was primarily due to the aforementioned loans that were returned to accrual status and continued pay-downs on nonperforming loans.

Nonaccrual loans at December 31, 2014 and December 31, 2013 do not include $5.3 million and $3.5 million, respectively, of TDRs where customers have established a sustained period of repayment performance, generally six months, the loans are current according to their modified terms and repayment of the remaining contractual payments is expected.  These loans are included in total impaired loans.

See Notes 1 and 4 to our consolidated financial statements included in this annual report for additional information regarding impaired loans and nonperforming loans.

The general reserve component covers non-impaired loans of all classes and is based on historical loss experience adjusted for current factors.  The historical loss experience is determined by loan class and is based on the actual loss history experienced by the Company over a three-year period.  The general component is calculated based on CFBank’s loan balances and actual historical three-year historical loss rates.  For loans with little or no actual loss experience, industry estimates are used based on loan segment. This actual loss experience is supplemented with other economic and judgmental factors based on the risks present for each loan class.  These economic and judgmental factors include consideration of the following:  levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.

During the fourth quarter of 2013, after running parallel calculations and analyzing results for the last two quarters, the Bank revised its ALLL methodology for the general reserve.  Previously, the base methodology relied more heavily on industry data and loss given default rates and probability of default.  Based on the fact that the Bank has been tracking historical loss rates for a significant time, the new methodology uses a historical three-year loss rate as its base methodology.  Similar to before, the base methodology may be supplemented with economic and judgmental factors.  Based on the change in methodology which considered portfolio migration, three-year loss rates and revised economic and judgmental factors, a $250,000 reduction to the allowance for loan loss was recorded.  The impact on prior quarters was not considered material.

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

The levels of criticized and classified loans decreased during the twelve months ended December 31, 2014 due to management’s on-going efforts to improve credit quality and continued payments by customers.  Loans designated as special mention decreased $583,000, or 19.9%, and totaled $2.4 million at December 31, 2014, compared to $2.9 million at December 31, 2013.  Loans classified as substandard decreased $1.9 million, or 13.1%, and totaled $12.9 million at December 31, 2014, compared to $14.9 million at

Management’s Discussion and Analysis of Financial Condition and Results of Operations

December 31, 2013.  No loans were classified as doubtful at December 31, 2014 and December 31, 2013.  See Note 4 to our consolidated financial statements included in this annual report for additional information regarding risk classification of loans.

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

Total past due loans decreased $1.4 million, or 54.2%, and totaled $1.2 million at December 31, 2014, compared to $2.5 million at December 31, 2013.  Past due loans totaled 0.4% of the loan portfolio at December 31, 2014, compared to 1.2% at December 31, 2013.  The decrease in past due loan balances was primarily due to decreases in the commercial real estate non-owner and land loan segments. See Note 4 to our consolidated financial statements for additional information regarding loan delinquencies.

All lending activity involves risk of loss.  Certain types of loans, such as option adjustable-rate mortgage (ARM) products, junior lien mortgages, high loan-to-value ratio mortgages, interest only loans, subprime loans and loans with initial teaser rates, can have a greater risk of non-collection than other loans.  CFBank has not engaged in subprime lending, used option ARM products or made loans with initial teaser rates.

Unsecured commercial loans may present a higher risk of non-collection than secured commercial loans.  Unsecured commercial loans totaled $3.9 million, or 8.4% of the commercial loan portfolio, at December 31, 2014 and $3.7 million, or 10.0% of the commercial loan portfolio, at December 31, 2013. The unsecured loans are primarily lines of credit to small businesses in CFBank’s market area and are guaranteed by the small business owners.  At December 31, 2014 and December 31, 2013, none of the unsecured loans were 30 days or more delinquent.

Loans that contain interest only payments may present a higher risk than those loans with an amortizing payment that includes periodic principal reductions. Interest only loans are primarily commercial lines of credit secured by business assets and inventory, and consumer home equity lines of credit secured by the borrower’s primary residence. Due to the fluctuations in business assets and inventory of our commercial borrowers, CFBank has increased risk due to a potential decline in collateral values without a corresponding decrease in the outstanding principal.  Interest only commercial lines of credit totaled $17.9 million, or 38.4% of the commercial loan portfolio, at December 31, 2014 compared to $12.9 million, or 34.4%, at December 31, 2013.  Given the recessionary effects of the economy in the past several years, the collateral that secures the home equity lines of credit may have experienced a deterioration in value since the loan was originated, increasing the risk to CFBank. Interest only home equity lines of credit totaled $14.9 million, or 85.2% of total home equity lines of credit, at December 31, 2014 compared to $12.1 million, or 81.0%, at December 31, 2013.

We believe the ALLL is adequate to absorb probable incurred credit losses in the loan portfolio as of December 31, 2014; however, future additions to the allowance may be necessary based on factors including, but not limited to, further deterioration in client business performance, continued or deepening recessionary economic conditions, declines in borrowers’ cash flows and market conditions which result in lower real estate values.  Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the ALLL.  Such agencies may require additional provisions for loan losses based on judgments and estimates that differ from those used by management, or on information available at the time of their review.  Management continues to diligently monitor credit quality in the existing portfolio and analyze potential loan opportunities carefully in order to manage credit risk.  An increase in loan losses could occur if economic conditions and factors which affect credit quality, real estate values and general business conditions worsen or do not improve.

Foreclosed assets.  Foreclosed assets totaled $1.6 million at December 31, 2014 and remained constant compared to $1.6 million at December 31, 2013.  Foreclosed assets at December 31, 2014 and December 31, 2013 consisted of one multi-family property in Mansfield, Ohio.  The level of foreclosed assets and charges to foreclosed assets expense may increase in the future as we increase our workout efforts related to foreclosed assets, nonperforming loans and other loans with credit issues.

Premises and equipment.  Premises and equipment, net, totaled $3.8 million at December 31, 2014, and increased $228,000, or 6.4%, from $3.5 million at December 31, 2013.  The increase is partially attributed to opening the loan production office in Woodmere, Ohio in January 2014.  See Note 8 – Premises and Equipment to our consolidated financial statements included in this annual report for additional information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Deposits.    Deposits totaled $258.3 million at December 31, 2014, an increase of $50.0 million, or 24.0%, from $208.3 million at December 31, 2013.    The increase is primarily attributed to a $19.5 million increase in money market account balances, a $18.1 million increase in certificate of deposit account balances, a $9.4 million increase in noninterest checking account balances and a $2.1 million increase in savings account balances.  Also, the majority of the deposit increase is a result of management’s focused sales and marketing efforts to grow core deposits to fund loan growth.

Noninterest bearing checking account balances totaled $37.0 million at December 31, 2014 and increased $9.4 million, or 33.9%, from $27.6 million at December 31, 2013. The majority of this increase is attributable to our focused sales efforts to grow core deposits and expanding our relationship opportunities with our customers.

Certificate of deposit account balances totaled $137.2 million at December 31, 2014 and increased $18.1 million, or 15.2%, from $119.0 million at December 31, 2013.  The increase was due to a $13.3 million increase in retail deposit accounts and a $4.8 million increase in brokered certificate of deposits.

CFBank is a participant in the Certificate of Deposit Account Registry Service® (CDARS) program, a network of banks that allows us to provide our customers with FDIC insurance coverage on certificate of deposit account balances up to $50 million.  CDARS balances are considered brokered deposits by regulation.  Brokered deposits, including CDARS balances, totaled $29.3 million at December 31, 2014, and increased $8.3 million, or 39.8%, from $21.0 million at December 31, 2013.  The increase in brokered is primarily due a $4.2 million increase in CDARS balances, a $3.5 million in other brokered funds and a $600,000 increase in brokered certificate of deposits.  These funds were used to augment our funding sources to fund loan growth or increases in our mortgage purchase program at various times.  See the section titled “Liquidity and Capital Resources” for additional information regarding regulatory restrictions on brokered deposits.

While the CFBank Order was in place from May 2011 until January 2014, CFBank was prohibited from accepting or renewing brokered deposits, including CDARS balances.  CFBank received limited waivers from the prohibition on renewal of reciprocal CDARS deposits from the FDIC, and the restrictions were subsequently lifted upon the termination of the CFBank Order in January 2014.  Customer balances in the CDARS program totaled $10.2 million at December 31, 2014 and increased $4.3 million, or 72.6%, from $5.9 million at December 31, 2013.

FHLB advances.    FHLB advances totaled $14.5 million at December 31, 2014 and increased $4.5 million, or 45.0%, from $10.0 million at December 31, 2013.  At December 31, 2013, CFBank was limited to borrowing term maturities not exceeding 365 days due to restrictions imposed by the FHLB due to the existence of the CFBank Order. With the termination of the CFBank Order effective January 23, 2014, the FHLB notified the Bank that the restriction on borrowings terms had been lifted, effective January 24, 2014.  See the section titled “Liquidity and Capital Resources”  for additional information regarding limitations on FHLB advances.

Subordinated debentures.  Subordinated debentures totaled $5.2 million at both December 31, 2014 and December 31, 2013.  These debentures were issued in 2003 in exchange for the proceeds of a $5.0 million trust preferred securities offering issued by a trust formed by the Holding Company.  The terms of the subordinated debentures allow for the Holding Company to defer interest payments for a period not to exceed five years.  The Holding Company’s Board of Directors elected to defer interest payments beginning with the quarterly interest payment due on December 30, 2010 in order to preserve cash at the Holding Company prior to completion of the stock offering. Cumulative deferred interest payments through September 30, 2012 totaling $348,000 were paid current in December 2012 with the approval of the FRB.  Subsequently, the Company deferred interest payments, and accrued deferred interest payments totaled $210,000 as of December 31, 2013.  In June 2014, the Company paid all deferred and current interest payments in the amount of $293,000.  During the quarters ended September 30, 2014 and December 31, 2014, with prior non-objection from the FRB, the Company paid current all of the interest.  Pursuant to the Holding Company’s current commitments to the FRB, the Holding Company may not, directly or indirectly, incur, issue, renew, rollover, or pay interest or principal on any debt (including the subordinated debentures) or commit to do so, increase any current lines of credit, or guarantee the debt of any entity, without prior written notice to and written non-objection from the FRB.  As a result, the Company’s ability to continue to pay current interest on the subordinated debentures is conditioned upon receipt of the non-objection of the FRB on a quarterly basis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Secured borrowings:  During the course of 2013, CFBank entered into certain loan participations that, according to the structure of the transactions, did not qualify for sales accounting treatment and were therefore accounted for as secured borrowings.  At December 31, 2013, there were five loan participation agreements classified as secured borrowings totaling approximately $6.5 million.  The bank retains an ownership interest in these loans and provides customary servicing to the third-parties which are typically other community banks. During the first quarter of 2014, management amended its loan participation agreements to remove the language that disqualified the loan participations from sales accounting treatment and entered into amended loan participation agreements with the participating institutions with respect to the aforementioned loans.  At December 31, 2014, there were no secured borrowings transactions.

Stockholders’ equity:  Stockholders’ equity totaled $34.5 million at December 31, 2014, an increase of $11.6 million, or 50.9%, from $22.9 million at December 31, 2013.  The increase in total stockholders’ equity was primarily attributed to the Company’s completion during 2014 of  the sale of 480,000 shares of its newly designated 6.25% Non-Cumulative Convertible Perpetual Preferred Stock, Series B, with a liquidation preference of $25.00 per share (“Series B Preferred Stock”), for an aggregate offering price of $12,000,000.  The Series B Preferred Stock was sold by the Company with the assistance of McDonald Partners, LLC, as placement agent, on a best efforts basis.   After payment of approximately $482,000 in placement fees to McDonald Partners, LLC and approximately $149,000 of other offering expenses, the Company’s net proceeds from its sale of the 480,000 shares of Series B Preferred Stock were approximately $11,369,000.  See Note 17 to the consolidated financial statements included in this annual report for additional information.

Management continues to proactively monitor capital levels and ratios in its on-going capital planning process and to ensure compliance with its regulatory requirements and commitments.  CFBank has leveraged its capital to support balance sheet growth and drive increased net interest income.  Management remains focused on growing capital though improving results from operations; however, should the need arise, CFBank has additional sources of capital and alternatives it could utilize to remain in compliance with the increased capital requirements to which CFBank is subject.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Results of Operations for 2014 and 2013

General.    Net income for the twelve months ended December 31, 2014 totaled $479,000 and increased $1.4 million compared to a net loss of $918,000 for the twelve months ended December 31, 2013, primarily due to a $3.3 million increase in net interest income and a $218,000 decrease in provision expense, offset by a $401,000 decrease in noninterest income and a $1.8 million increase in noninterest expenses.  The 2013 results include a $1.1 million gain on sale of fixed assets related to the sale of the Company’s corporate office building.

Net income attributable to common stockholders totaled $58,000, or ($0.00) per diluted common share, for the year ended December 31, 2014, compared to a  net loss attributable to common stockholders of $918,000, or ($0.06) per diluted common share, for the year ended December 31, 2013.    The dividend on the Series B preferred stock decreased the net income attributable to the common stockholders by $421,000 for 2014.  There was no preferred stock outstanding during 2013.

Net interest income.    Net interest income is a significant component of net income, and consists of the difference between interest income generated on interest-earning assets and interest expense incurred on interest-bearing liabilities.  Net interest income is primarily affected by the volumes, interest rates and composition of interest-earning assets and interest-bearing liabilities.  The tables below titled “Average Balances, Interest Rates and Yields” and “Rate/Volume Analysis of Net Interest Income” provide important information on factors impacting net interest income and should be read in conjunction with this discussion of net interest income.

Net interest income totaled $8.7 million for the year ended December 31, 2014 and increased $3.3 million, or 61.9%, compared to $5.4 million for the year ended December 31, 2013. The increase in net interest income was primarily due to a $3.1 million, or 41.5%, increase in interest income, coupled with a $224,000, or 10.6%, decrease in interest expense.  The increase in interest income was primarily attributed to a $49.8 million, or 23.3%, increase in average interest-earnings assets outstanding, a 52 bps increase in average yield on interest earning assets and improved asset mix.   The decrease in interest expense was attributed to a 27 bps reduction in the average cost of funds on interest bearing liabilities, and improved mix from noninterest bearing deposits.  As a result, net interest margin of 3.31% for the year ended 2014 improved 79 bps over the net interest margin of 2.52% for the year ended 2013.

Interest income totaled $10.6 million and increased $3.1 million, or 41.5%, for the twelve months ended December 31, 2014, compared to $7.5 million for the twelve months ended December 31, 2013. The increase in interest income was primarily due to a $71.1 million, or 43.6%, increase in average loan and loan held for sale balances from $163.1 million at December 31, 2013, to $234.2 million at December 31, 2014, and a 52 bps improvement in the average yield on interest earning assets.  Additionally, an improved earning assets mix resulted from a $17.1 million, or 47.8%, decrease other earning assets earning 35bps that were redeployed into higher yielding loans.

Interest expense totaled $1.9 million and decreased $224,000, or 10.6%, for the year ended December 31, 2014, compared to $2.1 million for the year ended December 31, 2013.  The decrease in interest expense is primarily due to a 27 bps reduction in the average cost of funds on interest bearing liabilities and improved mix from noninterest bearing deposits, which offset a $32.0 million, or 16.9%, increase in average interest bearing liabilities.   The average cost of funds decreased 149 bps on the average balances on FHLB advances, due to maturities and advances being re-priced in the current lower rate environment, which offset a 31.5% increase in average balances.  Also, the average cost of funds decreased 16 bps on average deposit balances, primarily due to maturities of higher cost brokered CD’s, and CD’s in general re-pricing in the current lower rate environment, which offset a 15.7% increase in average deposit balances.  In addition, noninterest bearing deposit balances increased $11.3 million, or 45.7%, due to increased sales focus on customer relationships, which improved the overall funding mix.

Provision for loan losses.  The provision for loan losses totaled $278,000 for the twelve months ended December 31, 2014 and decreased $218,000, or 44.0%, compared to $496,000 for the twelve months ended December 31, 2013.  The decrease in the provision for loan losses for the year ended December 31, 2014 was primarily due to improved credit quality and a decrease in special mention and substandard loans, which more than offset the provision for growth in the portfolio for new loans generated in 2014.  Net recoveries increased $313,000 due to the fact that there were $309,000 in net recoveries for the year ended December 31, 2014 compared to the net charge-offs of $4,000, for the year ended December 31, 2013.  The improvement in net recoveries was related to a large commercial real estate loan that paid off during 2014.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following table presents information regarding net charge-offs for 2014 and 2013.

	2014	2013
	Charge-offs (recoveries)
(Dollars in thousands)
Commercial	$39	$(41)
Single-family residential real estate	(4)	161
Multi-family residential real estate	-	(29)
Commercial real estate	(344)	(60)
Home equity lines of credit	2	(12)
Other consumer loans	(2)	(15)
Total	$(309)	$4

See the section titled “Financial Condition – Allowance for loan losses” for additional information.

Noninterest income.    Noninterest income for the year ended December 31, 2014 totaled $1.5 million, and decreased $401,000, or 21.2%, compared to $1.9 million for the year ended December 31, 2013.  The decrease is primarily due to a  gain realized on the sale of the Company’s corporate office building and certain furniture and fixtures of approximately $1.1 million in 2013, partially offset by a $448,000 increase in gains recognized on the sale of residential mortgages, a $206,000 increase in other noninterest income and a $59,000 increase in service charges on deposit accounts in 2014.

The increase in net gains on sales of loans is due to increased sales activities associated with the Company’s ramp up and expansion of the mortgage business.  The $206,000 increase in other noninterest income was primarily due to a $33,000 increase in merchant services income and a $125,000 increase in revenue resulting from the Company’s joint ventures, as discussed in Note 22 to our consolidated financial statements.  The increase in service charges on deposits is due to an increase in account levels and pricing changes.

Noninterest expense.  Noninterest expense for the year ended 2014 totaled $9.5 million and increased $1.8 million, or 22.8%, compared to the $7.7 million recognized in 2013.  The overall increase in operating expenses is primarily attributed to a $596,000 increase in salaries and employee benefits, a $283,000 increase in foreclosed asset expense, a $265,000 increase in data processing, a $245,000 increase in occupancy and equipment, a $219,000 increase in professional fees and a $97,000 in director fees.

Salaries and benefit expenses increased primarily due to the full year effect of the investment in mortgage personnel as this business line was ramped up in the latter part of 2013, coupled with an increase in personnel in the credit administration and treasury management areas.  Foreclosed asset expense increased related to maintenance and light rehabilitation incurred to increase occupancy levels, along with increased operating costs.  The increase in data processing expenses is driven by expanded IT services associated with the Company’s growth and expansion, along with investments in our infrastructure.  The increase in occupancy and equipment expenses related to rent expense, leasehold improvements and associated utilities is primarily due to our growth and expansion, and the opening of our loan production office in Woodmere, Ohio.  Professional fees increased due to increased legal and workout fees and increased consulting fees associated with project work related to the expansion of the mortgage division and credit area.

Income taxes.    The Company recorded a deferred tax valuation allowance which reduced the deferred tax asset to zero beginning in 2009 and continuing through the year ended December 31, 2014.  As such, there was no income tax benefit recorded for the year ended December 31, 2014.

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

The improved net interest income in 2013 was mainly attributed to the increase in overall outstanding loan balances, while the reduced provisioning expense was due to the improved credit quality of the loan portfolio through the reduction of problem loans. Additionally, declines in operating expenses from 2012 was primarily attributed to lower costs associated with foreclosed assets, reduced FDIC insurance premiums and reduced director fees.

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

Net interest income totaled $5.4 million for the year ended December 31, 2013 and increased $752,000, or 16.2%, compared to $4.6 million for the year ended December 31, 2012. The increase in net interest income was primarily due to a $232,000, or 3.2%, increase in interest income, coupled with a $520,000, or 19.7%, decrease in interest expense.  The increase in interest income was primarily attributed to a $4.9 million, or 2.4%, increase in average interest-earnings assets outstanding, and improved mix, which was partially offset by a decline in yields. The decrease in interest expense was attributed to a 25 bps reduction in the average cost of funds on interest bearing liabilities, and improved mix from noninterest bearing deposits.  As a result, net interest margin of 2.52% for the year ended 2013 improved 30 bps over the net interest margin of 2.22% for the year ended 2012.

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

Provision for loan losses.  The provision for loan losses totaled $496,000 for the twelve months ended December 31, 2013 and decreased $633,000, or 56.1%, compared to $1.1 million for the twelve months ended December 31, 2012.  The decrease in the provision for loan losses for the year ended December 31, 2013 was primarily due to improved credit quality, a decrease in special mention and substandard loans, and a decrease in net charge-offs, which more than offset the provision for growth in the portfolio for new loans generated in 2013.  Net charge-offs decreased $2.0 million due to the fact that there were net charge-offs of $4,000 for the year ended December 31, 2013, compared to net charge-offs totaling $2.0 million for the year ended December 31, 2012. The decrease in net charge-offs during the twelve months ended December 31, 2013 was primarily related to commercial and multi-family real estate loans.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following table presents information regarding net charge-offs for 2013 and 2012.

	2013	2012
	Charge-offs (recoveries)
(Dollars in thousands)
Commercial	$(41)	$(281)
Single-family residential real estate	161	55
Multi-family residential real estate	(29)	774
Commercial real estate	(60)	1,329
Home equity lines of credit	(12)	109
Other consumer loans	(15)	16
Total	$4	$2,002

See the section titled “Financial Condition – Allowance for loan losses” for additional information.

Noninterest income.  Noninterest income for the year ended December 31, 2013 totaled $1.9 million, and increased $888,000, or 88.4%, compared to $1.0 million for the year ended December 31, 2012.  The increase is due to gain realized on the sale of the Company’s corporate office building and certain furniture and fixtures of approximately $1.1 million.  This was partially offset by lower gains recognized on the sale of residential mortgages due to increased interest rate levels that slowed the residential mortgage market in 2013, and the fact that there were no net gains on the sale of securities for the year ended 2013, compared to $143,000 in 2012. Service charges on deposits increased approximately $108,000, or 44.1%, over 2012, due to an increase in account level and pricing changes. Other noninterest income increased approximately $127,000, or 56.8%, over 2012, as a result of investments in joint ventures the Holding Company made in 2013, as discussed in Note 22 to our consolidated financial statements.

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

	For the Years Ended December 31,
	2014			2013			2012
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate
	(Dollars in thousands)
Interest-earning assets:
Securities (1) (2)	$8,557	$157	1.85%	$12,743	$199	1.58%	$16,632	$218	1.28%
Loans and loans held for sale (3)	234,189	10,310	4.40%	163,074	7,080	4.34%	134,397	6,795	5.06%
Other earning assets	18,758	66	0.35%	35,904	140	0.39%	55,772	169	0.30%
FHLB stock	1,942	78	4.02%	1,942	81	4.17%	1,942	86	4.43%
Total interest-earning assets	263,446	10,611	4.03%	213,663	7,500	3.51%	208,743	7,268	3.48%
Noninterest-earning assets	22,280			22,728			19,969
Total assets	$285,726			$236,391			$228,712

Interest-bearing liabilities:
Deposits	$200,940	1,562	0.78%	$173,726	1,636	0.94%	$175,840	2,108	1.20%
FHLB advances and other borrowings	20,097	327	1.63%	15,279	477	3.12%	16,714	525	3.14%
Total interest-bearing liabilities	221,037	1,889	0.85%	189,005	2,113	1.12%	192,554	2,633	1.37%
Noninterest-bearing liabilities	35,983			24,691			20,653
Total liabilities	257,020			213,696			213,207

Equity	28,706			22,695			15,505
Total liabilities and equity	$285,726			$236,391			$228,712

Net interest-earning assets	$42,409			$24,658			$16,189
Net interest income/interest rate spread		$8,722	3.18%		$5,387	2.39%		$4,635	2.11%
Net interest margin			3.31%			2.52%			2.22%

Average interest-earning assets to average interest-bearing liabilities	119.19%			113.05%			108.41%

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

	Year Ended			Year Ended
	December 31, 2014			December 31, 2013
	Compared to Year Ended			Compared to Year Ended
	December 31, 2013			December 31, 2012
	Increase (decrease) due to			Increase (decrease) due to
	Rate	Volume	Net	Rate	Volume	Net

	(Dollars in thousands)
Interest-earning assets:
Securities (1)	$31	$(73)	$(42)	$40	$(59)	$(19)
Loans and loans held for sale	100	3,130	3,230	(1,042)	1,327	285
Other earning assets	(13)	(61)	(74)	40	(69)	(29)
FHLB stock	(3)	-	(3)	(5)	-	(5)
Total interest-earning assets	115	2,996	3,111	(967)	1,199	232

Interest-bearing liabilities:
Deposits	(309)	235	(74)	(447)	(25)	(472)
FHLB advances and other borrowings	(271)	121	(150)	(3)	(45)	(48)
Total interest-bearing liabilities	(580)	356	(224)	(450)	(70)	(520)
Net change in net interest income	$695	$2,640	$3,335	$(517)	$1,269	$752
(1) Securities amounts are presented on a fully taxable equivalent basis.

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

Management actively monitors and manages interest rate risk.  The primary objective in managing interest rate risk is to limit, within established guidelines, the adverse impact of changes in interest rates on our net interest income and capital. We measure the effect of interest rate changes on CFBank’s economic value of equity (EVE), which is the difference between the estimated market value of its assets and liabilities under different interest rate scenarios.  The change in the EVE ratio is a long-term measure of what might happen to the market value of financial assets and liabilities over time if interest rates changed instantaneously and CFBank did not change existing strategies.  At December 31, 2014, CFBank’s EVE ratios, using interest rate shocks ranging from a 400 bp rise in rates to a 200 bps decline in rates are shown in the following table.  All values are within the acceptable range established by CFBank’s Board of Directors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Economic Value of Equity
as a Percent of Assets
(CFBank only)

Basis Point	Economic
Change in Rates	Value Ratio
+400	10.7%
+300	11.1%
+200	11.7%
+100	12.1%
0	12.3%
(100)	12.3%
(200)	12.3%

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

We continue to originate the majority of fixed-rate single-family residential real estate loans for sale rather than retain long-term, low fixed-rate loans in portfolio.  Residential mortgage loan origination volumes are affected by market interest rates on loans.  Rising interest rates generally are associated with a lower volume of loan originations, while falling interest rates are usually associated with higher loan originations.  Our ability to generate gains on sales of mortgage loans is significantly dependent on the level of originations. Changes in interest rates, prepayment speeds and other factors may also cause the value of our loans held for sale to change.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

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

Liquidity management is both a daily and long-term responsibility of management.  We adjust our investments in liquid assets, primarily cash, short-term investments and other assets that are widely traded in the secondary market, based on our ongoing assessment of expected loan demand, expected deposit flows, yields available on interest-earning deposits and securities and the objective of our asset/liability management program.  In addition to liquid assets, we have other sources of liquidity available including, but not limited to, access to advances from the FHLB and borrowings from the FRB and our commercial bank line of credit.

The following table summarizes CFBank’s cash available from liquid assets and borrowing capacity at December 31, 2014 and 2013.

	December 31, 2014	December 31, 2013

	(Dollars in thousands)
Cash, unpledged securities and deposits in other financial institutions	$28,309	$22,735
Additional borrowing capacity at the FHLB	8,578	9,404
Additional borrowing capacity at the FRB	28,585	25,110
Unused commercial bank line of credit	1,000	1,000
Total	$66,472	$58,249

Cash, unpledged securities and deposits in other financial institutions increased $5.6 million, or 24.5%, to $28.3 million at December 31, 2014 compared to $22.7 million at December 31, 2013.  The increase was a result of management’s efforts to increase deposit activity in order to fund anticipated loan growth of CFBank.

CFBank’s additional borrowing capacity with the FHLB decreased $826,000, or 8.8%, to $8.6 million at December 31, 2014 compared to $9.4 million at December 31, 2013.  The decrease is primarily due to additional FHLB advances that CFBank added in 2014, partially offset by increased borrowing capacity as a result of additional collateral pledged due to the increase in loans.  As of December 31, 2013, due to regulatory considerations, CFBank was only eligible for future advances with a maximum maturity of 365 days.  On January 24, 2014, CFBank was notified by the FHLB that the restriction on the term of future advances had been lifted as a result of the CFBank Order being terminated effective January 23, 2014.

CFBank’s additional borrowing capacity at the FRB increased $3.5 million, or 13.8%, to $28.6 million at December 31, 2014 from $25.1 million at December 31, 2013.  In addition, CFBank is once again eligible to participate in the FRB’s primary credit program, providing CFBank access to short-term funds at any time, for any reason, based on the collateral pledged.

CFBank’s borrowing capacity with both the FHLB and FRB may be negatively impacted by changes such as, but not limited to, further tightening of credit policies by the FHLB or FRB, deterioration in the credit performance of CFBank’s loan portfolio or CFBank’s financial performance, or a decrease in the balance of pledged collateral.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

CFBank had a $1.0 million unused line of credit with one commercial bank at December 31, 2014, and 2013.

Deposits are obtained predominantly from the areas in which CFBank’s offices are located. We rely primarily on a willingness to pay market-competitive interest rates to attract and retain retail deposits. Accordingly, rates offered by competing financial institutions may affect our ability to attract and retain deposits.  As a result of the CFBank Order, we were prohibited from offering above-market interest rates and were subject to market rates published by the FDIC when offering deposits to the general public. However, these limitations are no longer applicable to CFBank as a result of the termination of the CFBank Order in January of 2014.  See Note 2 – Regulatory Considerations for further discussion.

As a result of the CFBank Order, we were prohibited from accepting or renewing brokered deposits without FDIC approval, although we had the ability to seek wholesale deposits that are not considered brokered deposits.  At December 31, 2013, CFBank had $21.0 million in brokered deposits with maturity dates from January 2014 through August 2016. In addition, the prohibition on brokered deposits limited CFBank’s ability to participate in the CDARS program and impacted our liquidity management. Although CFBank customers participate in the CDARS program, CDARS deposits are considered brokered deposits by regulation.  As a result of the termination of the CFBank Order effective January 23, 2014, the restrictions on brokered deposits no longer apply and, therefore, we will have greater access to more diversified funding sources.  See Note 2 – Regulatory Order Considerations for further discussion.

CFBank relies on competitive interest rates, customer service, and relationships with customers to retain deposits. To promote and stabilize liquidity in the banking and financial services sector, the FDIC, pursuant to the provisions of the Dodd-Frank Act as previously discussed, permanently increased deposit insurance coverage from $100,000 to $250,000 per depositor.

The Holding Company, as a savings and loan holding company, has more limited sources of liquidity than CFBank. In general, in addition to its existing liquid assets, sources of liquidity include funds raised in the securities markets through debt or equity offerings, dividends received from its subsidiaries or the sale of assets.  Pursuant to commitments made in connection with the termination of the Holding Company Order, the Holding Company is not permitted to declare or pay dividends on its stock, purchase or redeem its stock, or accept dividends or other capital distributions from CFBank without the prior written approval of the FRB.    In addition, the Holding Company may not incur, increase or guarantee any debt without the prior written consent of the FRB.   The Holding Company is not restricted, however, from raising funds in the securities markets through equity offerings.

The Holding Company had adequate funds at December 31, 2014 to meet its current and anticipated operating needs at this time. The Holding Company’s current cash requirements include operating expenses and interest on subordinated debentures.  The Company may elect to pay dividends on its preferred stock, if and when declared by the Board of Directors, subject to obtaining prior written regulatory “non-objection” from the FRB.

Annual debt service on the subordinated debentures is currently approximately $170,000.  The subordinated debentures have a variable rate of interest, reset quarterly, equal to the three-month LIBOR plus 2.85%.  The total rate in effect was 3.11% at December 31, 2014.  An increase in the three-month LIBOR would increase the debt service requirement of the subordinated debentures.

Banking regulations limit the amount of dividends that can be paid to the Holding Company by CFBank without prior regulatory approval. Generally, financial institutions may pay dividends without prior approval as long as the dividend does not exceed the total of the current calendar year-to-date earnings plus any earnings from the previous two years not already paid out in dividends, and as long as the financial institution remains well capitalized after the dividend payment. As of December 31, 2014, CFBank could not pay any dividends to the Holding Company without receiving the prior written approval of the OCC.  Future dividend payments by CFBank to the Holding Company would be based on future earnings and subject to regulatory approval. However, the payment of dividends from CFBank to the Holding Company is not likely to be approved by the OCC until CFBank is able to generate consistent earnings.

The ability of the Holding Company to pay dividends on its common stock and Series B Preferred Stock is generally dependent upon the receipt of dividends and other distributions from CFBank.  The Holding Company is a legal entity that is separate and distinct from CFBank, which has no obligation to make any dividends or other funds available for the payment of dividends by the Holding Company.  The Holding Company also is subject to various legal and regulatory policies and requirements impacting the Holding Company’s ability to pay dividends on its stock, and pursuant to the commitments made to the FRB in connection with the termination of the Holding Company Order, the Holding Company may not declare or pay dividends on its stock without the prior written non-objection of the FRB.  In addition, the Holding Company’s ability to pay dividends on its stock is conditioned upon the payment, on a current basis, of quarterly interest payments on the subordinated debentures underlying the Company’s trust preferred securities, which also requires the written non-objection of the FRB.  Finally, so long as the Company’s Series B Preferred Stock remains

Management’s Discussion and Analysis of Financial Condition and Results of Operations

outstanding, the Holding Company will be prohibited from paying dividends on (other than dividends payable solely for the then-current dividend period in shares) the Company’s common stock, , unless full dividends on the Series B Preferred Stock have been paid or set aside for payment.

Federal income tax laws provided additional deductions, totaling $2,250, for thrift bad debt reserves established before 1988. Accounting standards do not require a deferred tax liability to be recorded on this amount, which otherwise would total $765 at year-end 2014. However, if CFBank were wholly or partially liquidated or otherwise ceases to be a bank, or if tax laws were to change, this amount would have to be recaptured and a tax liability recorded. Additionally, any distributions in excess of CFBank’s current or accumulated earnings and profits would reduce amounts allocated to its bad debt reserve and create a tax liability for CFBank. The amount of additional taxable income created by such a distribution is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Thus, if CFBank makes a distribution that reduces the amount allocated to its bad debt reserve, then approximately one and one-half times the amount used would be includible in gross income for federal income tax purposes, assuming a 34% corporate income tax rate. CFBank does not intend to make distributions that would result in a recapture of any portion of its bad debt reserve.

A portion of the proceeds from the common stock offering completed in 2012 as well as a portion of the proceeds from the preferred stock offering completed in 2014 has been retained by the Holding Company for general corporate purposes.   The Holding Company had $3.0 million in cash and cash equivalents at December 31, 2014.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

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

Valuation of the deferred tax asset.

The Company maintained a valuation allowance against the net deferred tax assets at December 31, 2014 and December 31, 2013, based on its estimate of future reversal and utilization. When determining the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded as a benefit, the Company conducts a regular assessment of all available information. This information includes, but is not limited to, taxable income in prior periods, projected future income and projected future reversals of deferred tax items. Based on these criteria, the Company determined that it was necessary to maintain a full valuation allowance against the entire net deferred tax asset.

In 2012, a recapitalization program through the sale of $22.5 million in common stock improved the capital levels of CFBank and provided working capital for the Holding Company. The result of the change in stock ownership associated with the stock offering, within the guidelines of Section 382 of the Internal Revenue Code of 1986, was that the Company incurred an ownership change. At year-end 2014, the Company had net operating loss carryforwards of $26,732, which expire at various dates from 2024 to 2033, and has alternative minimum tax credit   carryforwards of $75, which do not expire. As a result of the ownership change, the Company's ability to utilize carryforwards that arose before the stock offering closed is limited to $163 per year. Due to this limitation, management determined it is more likely than not that $20,520 of net operating loss carryforwards will expire unutilized. As required by accounting standards, the Company reduced the carrying value of deferred tax assets, and the corresponding valuation allowance, by the $6,977 tax effect of this lost realizability.

Federal income tax laws provided additional deductions, totaling $2,250, for thrift bad debt reserves established before 1988.  Accounting standards do not require a deferred tax liability to be recorded on this amount, which otherwise would total $765 at year-end 2014.  However, if CFBank were wholly or partially liquidated or otherwise ceases to be a bank, or if tax laws were to change, this amount would have to be recaptured and a tax liability recorded.   Additionally, any distributions in excess of CFBank’s current or accumulated earnings and profits would reduce amounts allocated to its bad debt reserve and create a tax liability for CFBank. The amount of additional taxable income created by such a distribution is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Thus, if CFBank makes a distribution that reduces the amount allocated to its bad debt reserve, then approximately one and one-half times the amount used would be includible in gross income for federal income tax purposes, assuming a 34% corporate income tax rate. CFBank does not intend to make distributions that would result in a recapture of any portion of its bad debt reserve.

At December 31, 2014 and December 31, 2013, the Company had no unrecognized tax benefits recorded.  The Company does not expect the amount of unrecognized tax benefits to significantly change within the next twelve months.  The Company is subject to U.S. federal income tax and is no longer subject to federal examination for years prior to 2011.    Additional information is included in Notes 1 and 14 to our consolidated financial statements.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Market Prices and Dividends Declared

The common stock of Central Federal Corporation trades on the Nasdaq® Capital Market under the symbol “CFBK.”  As of December 31, 2014, there were 15,823,710 shares of common stock outstanding.

The following table shows the quarterly reported high and low sales prices of our common stock during 2014 and 2013.  There were no dividends declared on our common stock during 2014 or 2013.

2014	High	Low
First Quarter	$1.58	$1.31
Second Quarter	$1.58	$1.42
Third Quarter	$1.52	$1.33
Fourth Quarter	$1.50	$1.22

2013	High	Low
First Quarter	$1.75	$1.31
Second Quarter*	$1.56	$1.29
Third Quarter*	$1.50	$1.30
Fourth Quarter	$1.47	$1.30

The Holding Company is subject to various legal and regulatory policies and requirements impacting the Holding Company’s ability to pay dividends on its stock. Pursuant to the commitments made to the FRB in connection with the termination of the Holding Company Order, the Holding Company may not declare or pay dividends on its stock without the prior written non-objection of the FRB.  In addition, the Holding Company’s ability to pay dividends on its common stock is conditioned upon certain payments on the subordinated debentures underlying the Holding Company’s trust preferred securities and dividends on the Company’s Series B Preferred Stock.  Additional information is contained in the section titled “Financial Condition - Stockholders’ equity” and in Notes 2 and 17 to our consolidated financial statements.

CENTRAL FEDERAL CORPORATION
Worthington, Ohio
ANNUAL REPORT
December 31, 2014 and 2013

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2014.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014.  In making this assessment, management used the criteria set forth in the 1992 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

This annual report does not contain an audit report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to audit by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

/s/ Timothy T. O’Dell

Timothy T. O’Dell

Chief Executive Officer

/s/ John W. Helmsdoerfer

John W. Helmsdoerfer, CPA

Chief Financial Officer and Treasurer

March 27, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee, Board of Directors and Shareholders

Central Federal Corporation

Worthington, Ohio

We have audited the accompanying consolidated balance sheets of Central Federal Corporation as of December 31, 2014 and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the year ended.  The Company's management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Company as of December 31, 2014, and the results of its operations and its cash flows for each of the year ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

BKD, LLP

Indianapolis, Indiana

March 27, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Central Federal Corporation

Worthington, Ohio

We have audited the accompanying consolidated balance sheet of Central Federal Corporation as of December 31, 2013 and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2013.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Federal Corporation as of December 31, 2013 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP

Crowe Horwath LLP

Cleveland, Ohio

March 31, 2014

CENTRAL FEDERAL CORPORATION

CONSOLIDATED BALANCE SHEETS

December 31, 2014 and 2013

(Dollars in thousands, except per share data)

	December 31,	December 31,
	2014	2013

ASSETS
Cash and cash equivalents	$28,207	$19,160
Interest-bearing deposits in other financial institutions	494	1,982
Securities available for sale	10,445	9,672
Loans held for sale, at fair value	3,505	3,285
Loans, net of allowance of $6,316 and $5,729	257,831	207,141
FHLB stock	1,942	1,942
Foreclosed assets, net	1,636	1,636
Premises and equipment, net	3,775	3,547
Bank owned life insurance	4,665	4,535
Accrued interest receivable and other assets	3,088	2,848
Total assets	$315,588	$255,748

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
Noninterest bearing	$37,035	$27,652
Interest bearing	221,280	180,657
Total deposits	258,315	208,309
FHLB advances	14,500	10,000
Other secured borrowings	-	6,526
Advances by borrowers for taxes and insurance	401	575
Accrued interest payable and other liabilities	2,708	2,319
Subordinated debentures	5,155	5,155
Total liabilities	281,079	232,884

Commitments and contingent liabilities	-	-

Stockholders' equity
Common stock, $.01 par value;
shares authorized: 50,000,000;
shares issued: 15,935,417 in 2014 and 2013	159	159
Series B Preferred stock, $0.01 par value; 480,000 shares authorized;
480,000 issued at December 31, 2014 and 0 shares issued at December 31, 2013	5	-
Additional paid-in capital	59,696	48,067
Accumulated deficit	(22,157)	(22,215)
Accumulated other comprehensive income	51	98
Treasury stock, at cost; 111,707 shares of common stock	(3,245)	(3,245)
Total stockholders' equity	34,509	22,864
Total liabilities and stockholders' equity	$315,588	$255,748

See accompanying notes.

CENTRAL FEDERAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2014, 2013 and 2012

(Dollars in thousands, except per share data)

	2014	2013	2012
Interest and dividend income
Loans, including fees	$10,310	$7,080	$6,795
Securities	157	199	218
FHLB stock dividends	78	81	86
Federal funds sold and other	66	140	169
	10,611	7,500	7,268
Interest expense
Deposits	1,562	1,636	2,108
FHLB advances and other debt	162	310	345
Subordinated debentures	165	167	180
	1,889	2,113	2,633
Net interest income	8,722	5,387	4,635
Provision for loan losses	278	496	1,129
Net interest income after provision for loan losses	8,444	4,891	3,506

Noninterest income
Service charges on deposit accounts	412	353	245
Net gains on sales of loans	536	88	404
Net gain on sales of securities	-	-	143
Gain on sale of fixed assets	-	1,114	-
Earnings on bank owned life insurance	130	130	132
Other	414	208	81
	1,492	1,893	1,005
Noninterest expense
Salaries and employee benefits	4,445	3,849	3,906
Occupancy and equipment	571	326	269
Data processing	897	632	588
Franchise taxes	214	337	219
Professional fees	1,217	998	860
Director fees	122	25	119
Postage, printing and supplies	233	215	172
Advertising and promotion	110	40	30
Telephone	112	78	66
Loan expenses	82	90	137
Foreclosed assets, net	328	45	652
Depreciation	232	205	237
FDIC premiums	384	300	563
Amortization of intangibles	-	49	40
Regulatory assessment	167	158	143
Other insurance	130	148	153
Other	213	207	123
	9,457	7,702	8,277
Income (loss) before incomes taxes	479	(918)	(3,766)
Income tax expense	-	-	-
Net income (loss)	479	(918)	(3,766)
Dividends on Series B preferred stock and accretion of discount	(421)	-	-
Dividends on Series A preferred stock and accretion of discount	-	-	(328)
Discount on redemption of Series A preferred stock	-	-	4,960
Earnings (loss) attributable to common stockholders	$58	$(918)	$866

Earnings (loss) per common share:
Basic	$0.00	$(0.06)	$0.14
Diluted	$0.00	$(0.06)	$0.14

See accompanying notes.

CENTRAL FEDERAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Years ended December 31, 2014, 2013 and 2012

(Dollars in thousands, except per share data)

	2014	2013	2012
Net income (loss)	$479	$(918)	$(3,766)
Other comprehensive income (loss):
Unrealized holding gains (losses) arising during the period related to investment securities available for sale:
Unrealized net gains (losses)	(47)	(9)	(136)
Related income tax expense	-	-	-
Net unrealized gains (losses)	(47)	(9)	(136)
Less: reclassification adjustment for net gains realized during the period on investment securities available for sale:
Realized net gains	-	-	143
Related income tax expense	-	-	-
Net realized gains	-	-	143
Other comprehensive income (loss)	(47)	(9)	(279)
Comprehensive income (loss)	$432	$(927)	$(4,045)

See accompanying notes.

CENTRAL FEDERAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years ended December 31, 2014, 2013 and 2012

(Dollars in thousands, except per share data)

						Accumulated
		Series A	Series B	Additional		Other		Total
	Common	Preferred	Preferred	Paid-In	Accumulated	Comprehensive	Treasury	Stockholders'
	Stock	Stock	Stock	Capital	Deficit	Income	Stock	Equity
Balance at January 1, 2012	$9	$7,120	$-	$27,837	$(22,163)	$386	$(3,245)	$9,944
Comprehensive loss:
Net income (loss)					(3,766)			(3,766)
Other comprehensive income (loss)						(279)		(279)
Accretion of discount on preferred stock		39			(39)			-
Release of 1,567 stock-based incentive plan shares, net of forfeitures				4				4
Stock option expense, net of forfeitures				7				7
Preferred stock dividends					(289)			(289)
Redemption of TARP obligations, including $801 accrued dividends		(7,159)			4,960			(2,199)
Proceeds from issuance of 15.0 million shares in common stock offering, net of $2,279 offering expenses	150			20,071				20,221
Balance at December 31, 2012	159	-	-	47,919	(21,297)	107	(3,245)	23,643
Comprehensive loss:
Net income (loss)					(918)			(918)
Other comprehensive income (loss)						(9)		(9)
Release of 133 stock-based incentive plan shares, net of forfeitures				(6)				(6)
Stock option expense, net of forfeitures				165				165
Offering costs associated with issuance of common stock				(11)				(11)
Balance at December 31, 2013	159	-	-	48,067	(22,215)	98	(3,245)	22,864
Net income (loss)					479			479
Other comprehensive income (loss)						(47)		(47)
Stock option expense, net of forfeitures				265				265
Cash dividends declared on Series B preferred stock and accretion of discount					(421)			(421)
Issuance of 480,000 shares Series B preferred stock at $.01 par value, net of $631 in offering expenses			5	11,364				11,369
Balance at December 31, 2014	$159	$-	$5	$59,696	$(22,157)	$51	$(3,245)	$34,509

See accompanying notes.

CENTRAL FEDERAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES OF CASH FLOWS

Years ended December 31, 2014, 2013 and 2012

(Dollars in thousands, except per share data)

fff

	2014	2013	2012
Net income (loss)	$479	$(918)	$(3,766)
Adjustments to reconcile net loss to net cash from operating activities:
Provision for loan losses	278	496	1,129
Provision for losses on foreclosed assets	-	-	962
Valuation (gain) loss on mortgage servicing rights	-	-	(1)
Depreciation	232	205	237
Amortization, net	189	437	673
Net gains on sales of securities	-	-	(143)
Originations of loans held for sale	(50,140)	(32,603)	(30,461)
Proceeds from sale of loans held for sale	50,456	30,028	31,342
Net gains on sales of loans	(536)	(88)	(404)
(Gain) loss on sale of premises and equipment	-	(1,114)	4
Gain on sale of foreclosed assets	-	(28)	(338)
Earnings on bank owned life insurance	(130)	(130)	(132)
Stock-based compensation expense	265	159	11
Net change in:
Accrued interest receivable and other assets	(240)	(409)	(215)
Accrued interest payable and other liabilities	202	(169)	142
Net cash from (used by) operating activities	1,055	(4,134)	(960)

Cash flows from investing activities:
Net (increase) decrease in interest-bearing deposits in other financial institutions	1,488	744	(742)
Available-for-sale securities:
Sales	-	-	2,144
Maturities, prepayments and calls	4,073	7,690	11,497
Purchases	(5,019)	-	(13,447)
Loan originations and payments, net	(50,998)	(54,900)	(4,485)
Additions to premises and equipment	(461)	(341)	(24)
Proceeds from the sales of assets held for sale	-	3,187	-
Proceeds from the sale of foreclosed assets	-	149	1,720
Proceeds from mortgage insurance on foreclosed assets	-	14	73
Net cash from (used by) investing activities	(50,917)	(43,457)	(3,264)

Cash flows from financing activities
Net change in deposits	49,973	34,750	(43,621)
Net change in secured borrowings	(6,526)	6,526	-
Proceeds from FHLB advances	22,500	-	-
Repayments on FHLB advances	(18,000)	-	(5,742)
Net change in advances by borrowers for taxes and insurance	(174)	334	82
Cash dividends paid on Series B preferred stock	(233)	-	-
Net proceeds from issuance of Series B preferred stock	11,369	-	-
Redemption of TARP obligations	-	-	(3,000)
Net proceeds from issuance of common stock	-	-	20,221
Cost associated with issuance of common stock	-	(11)	-
Net cash from (used by) financing activities	58,909	41,599	(32,060)

Net change in cash and cash equivalents	9,047	(5,992)	(36,284)

Beginning cash and cash equivalents	19,160	25,152	61,436

Ending cash and cash equivalents	$28,207	$19,160	$25,152

Supplemental cash flow information:
Interest paid	$2,097	$1,956	$2,835

Supplemental noncash disclosures:
Transfers from loans to repossessed assets	$-	$246	$1,754
Loans issued to finance the sale of repossessed assets	-	-	171
Loans transferred from held for sale to portfolio	-	-	109
Transfer from premises and equipment to assets held for sale	-	1,903	-

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation:  The consolidated financial statements include Central Federal Corporation (the “Holding Company”) and its wholly-owned subsidiaries, CFBank, Ghent Road, Inc., and Smith Ghent LLC (together referred to as the “Company”).  Ghent Road, Inc. was formed in 2006 and owned the land adjacent to the corporate office, and Smith Ghent LLC owned the office building on such land.  During October 2013, the Company consummated a sale of its corporate office building and adjacent land, and relocated its main office branch to a nearby location.  After the sale was finalized, Ghent Road, Inc. and Smith Ghent LLC were legally dissolved prior to year-end 2013.  However, the results of operations of Ghent Road, Inc. and Smith Ghent LLC for 2013 prior to dissolution are included in these consolidated financial statements. Intercompany transactions and balances are eliminated in consolidation.

CFBank provides financial services through its four full-service banking offices in Fairlawn, Calcutta, Wellsville and Worthington, Ohio, and through its loan production office in Woodmere, Ohio (opened in first quarter 2014).  Its primary deposit products are commercial and retail checking, savings, money market and term certificate accounts. Its primary lending products are commercial and commercial real estate, residential mortgages and installment loans.  There are no significant concentrations of loans to any one industry or customer segment.  However, our customers’ ability to repay their loans is dependent on general economic conditions and the real estate values in their geographic areas.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Loans Held for Sale:  Mortgage loans originated and intended for sale in the secondary market are carried at fair value, as determined by outstanding commitments from investors. Mortgage loans held for sale are generally sold with servicing rights released.  The carrying value of mortgage loans sold is reduced by the amount allocated to the servicing rights when mortgage loans held for sale are sold with servicing rights retained.  Loans originated as construction loans, that were subsequently transferred to held for sale, are carried at the lower of cost or market.  Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

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

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income in the period in which it is placed in a nonaccrual status.  Interest received on such loans is accounted for on the cash-basis or cost‑recovery method, until qualifying for return to accrual status.  Loans are considered for return to accrual status provided all the principal and interest amounts that are contractually due are brought current, there is a current and well documented credit analysis,  there is reasonable assurance of repayment of principal and interest, and the customer has demonstrated sustained, amortizing payment performance of at least six months.

Concentration of Credit Risk:  Most of the Company’s primary business activity is with customers located within the Ohio counties of Columbiana, Franklin, Summit, Cuyahoga and contiguous counties.  Therefore, the Company’s exposure to credit risk is significantly affected by changes in the economies within these counties.  Although these counties are the Company’s primary market area for loans, the Company originates residential and commercial real estate loans throughout the United States.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Loans of all classes within the commercial, multi-family residential and commercial real estate segments, regardless of size, and loans of all other classes with balances over $250 are individually evaluated for impairment when they are 90 days past due, or earlier than 90 days past due if information regarding the payment capacity of the borrower indicates that payment in full according to the loan terms is doubtful.  If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate, or at the fair value of collateral, less costs to sell, if repayment is expected solely from the collateral.  Large groups of smaller balance homogeneous loans, such as consumer and single-family residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

TDRs of all classes of loans are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using each loan’s effective rate at inception.  If a TDR is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. If the payment of the loan is dependent on the sale of the collateral, then costs to liquidate the collateral are included when determining the impairment.  For TDRs that subsequently default, the amount of reserve is determined in accordance with the accounting policy for the ALLL.

Interest income on all classes of impaired loans that are on nonaccrual status is recognized in accordance with the accounting policy for nonaccrual loans.  Cash receipts on all classes of impaired loans that are on nonaccrual status are generally applied to the principal balance outstanding.  Interest income on all classes of impaired loans that are not on nonaccrual status is recognized on the accrual method. TDRs may be classified as accruing if the borrower has been current for a period of at least six months with respect to loan payments and management expects that the borrower will be able to continue to make payments in accordance with the terms of the restructured note.

The general reserve component covers non‑impaired loans of all classes and is based on historical loss experience adjusted for current factors.  The historical loss experience is determined by loan class and is based on the actual loss history experienced by the Company over a three year period.  The general component is calculated based on CFBank’s loan balances and actual historical three-year historical loss rates.  For loans with little or no actual loss experience, industry estimates are used based on loan segment. This actual loss experience is supplemented with other economic and judgmental factors based on the risks present for each loan class.  These economic and judgmental factors include consideration of the following:  levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.

During the fourth quarter of 2013, after running parallel calculations and analyzing results for the last two quarters, the Bank revised its ALLL methodology for the general reserve.  Previously, the base methodology relied more heavily on industry data and loss given default rates and probability of default.  Based on the fact that the Bank has been tracking historical loss rates for a significant time, the new methodology uses a historical three-year loss rate as its base methodology.  Similar to before, the base methodology may be supplemented with economic and judgmental factors.  Based on the change in methodology which considered portfolio migration, three-year loss rates and revised economic and judgmental factors, a $250 reduction to the allowance for loan loss was recorded in the fourth quarter of 2013.  The impact on prior quarters was not considered material.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

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

Multi-family residential real estate loans:  Multi-family residential real estate loans include loans secured by apartment buildings, condominiums and multi-family residential houses generally located within our primary market area. Underwriting policies provide that multi- family residential real estate loans may be made in amounts up to 85% of the lower of the appraised value or purchase price of the property.  In underwriting multi-family residential real estate loans, we consider the appraised value and net operating income of the property, the debt service ratio and the property owner’s and/or guarantor’s financial strength, expertise and credit history. We offer both fixed- and adjustable-rate loans. Fixed-rate loans are generally limited to three to five years, at which time they convert to adjustable-rate loans. Because payments on loans secured by multi-family residential properties are dependent on successful operation or management of the properties, repayment of multi-family residential real estate loans may be subject to a greater extent to adverse conditions in the real estate market or the economy.  Adjustable-rate multi-family residential real estate loans generally pose credit risks not inherent in fixed-rate loans, primarily because as interest rates rise, the borrowers’ payments rise, increasing the potential for default. Additionally, adjustable-rate multi-family residential real estate loans generally do not contain periodic and lifetime caps on interest rate changes.  We seek to minimize the additional risk presented by adjustable-rate multi-family residential real estate loans through underwriting criteria that require such loans to be qualified at origination with sufficient debt coverage ratios under increasing interest rate scenarios.

Commercial real estate loans:  Commercial real estate loans include loans secured by owner occupied and non-owner occupied properties used for business purposes, such as manufacturing facilities, office buildings or retail facilities generally located within our primary market area.  Underwriting policies provide that commercial real estate loans may be made in amounts up to 80% of the lower of the appraised value or purchase price of the property. In underwriting commercial real estate loans, we consider the appraised value and net operating income of the property, the debt service ratio and the property owner’s and/or guarantor’s financial strength, expertise and credit history. We offer both fixed and adjustable-rate loans. Fixed-rate loans are generally limited to three to five years, at which time they convert to adjustable-rate loans. Because payments on loans secured by commercial real estate properties are dependent on successful operation or management of the properties, repayment of commercial real estate loans may be subject to a greater extent to adverse conditions in the real estate market or the economy.  Adjustable-rate commercial real estate loans generally pose credit risks not inherent in fixed-rate loans, primarily because as interest rates rise, the borrowers’ payments rise, increasing the potential for default. Additionally, adjustable-rate commercial real estate loans generally do not contain periodic and lifetime caps on interest rate changes.  We seek to minimize the additional risk presented by adjustable-rate commercial real estate loans through underwriting criteria that require such loans to be qualified at origination with sufficient debt coverage ratios under increasing interest rate scenarios.

Construction loans:  Construction loans include loans to finance the construction of residential and commercial properties generally located within our primary market area. Construction loans are fixed- or adjustable-rate loans which may convert to permanent loans with maturities of up to 30 years.  Our policies provide that construction loans may be made in amounts up to 75% of the appraised value of the property, and an independent appraisal of the property is required.  Loan proceeds are disbursed in increments as construction progresses and as inspections warrant, and regular inspections are required to monitor the progress of construction.  In underwriting construction loans, we consider the property owner’s and/or guarantor’s financial strength, expertise and credit history. Construction financing is considered to involve a higher degree of credit risk than long-term financing on improved, owner occupied real estate.  Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property’s value at completion of construction or development compared to the estimated cost (including interest) of construction.  If the estimate of value proves to be inaccurate, we may be confronted with a project, when completed, having a value which is insufficient to assure full repayment.  We attempt to reduce such risks on construction loans through inspections of construction progress on the property and by requiring personal guarantees and reviewing current personal financial statements and tax returns, as well as other projects of the developer.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Home equity lines of credit:  Home equity lines of credit include both loans we originate for portfolio and purchased loans.  We originate home equity lines of credit to customers generally within our primary market area.  Home equity lines of credit are variable rate loans and the interest rate adjusts monthly at various margins above the prime rate of interest as disclosed in The Wall Street Journal. The margin is based on certain factors including the loan balance, value of collateral, election of auto-payment, and the borrower’s FICO® score.  The amount of the line is based on the borrower’s credit, income and equity in the home.  When combined with the balance of the prior mortgage liens, these lines generally may not exceed 89.9% of the appraised value of the property at the time of the loan commitment.  The lines are secured by a subordinate lien on the underlying real estate and are, therefore, vulnerable to declines in property values in the geographic areas where the properties are located.  Credit approval for home equity lines of credit requires income sufficient to repay principal and interest due, stability of employment, an established credit record and sufficient collateral.  Collectability of home equity lines of credit are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. In 2005 and 2006, we purchased home equity lines of credit collateralized by properties located throughout the United States. The purchased home equity lines of credit may present higher risk than the home equity lines of credit we originate for our portfolio as they include properties in geographic areas that have experienced significant declines in housing values, such as California, Florida and Virginia.  We continue to monitor collateral values and borrower FICO® scores on both purchased and portfolio loans and, when the situation warrants, have frozen the lines of credit.

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

Servicing Rights:  When mortgage loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans.  Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.  Due to the fact that the servicing assets are not material, no impairment analysis is performed.

Servicing fee income, which is reported on the income statement as loan servicing fees, net is recorded for fees earned for servicing loans.  The fees are based on a contractual percentage of the outstanding principal, or a fixed amount per loan, and are recorded as income when earned.  The amortization of mortgage servicing rights is netted against loan servicing fee income.  Loan servicing fees, net totaled $17, $19 and $26 for the years ended December 31, 2014, 2013 and 2012, respectively.  Late fees and ancillary fees related to loan servicing are not material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

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

Foreclosed Assets:  Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis.  These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell.  If fair value declines subsequent to foreclosure, an adjustment is recorded through expense.  Operating costs after acquisition are expensed.

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

Other Intangible Assets:    Other intangible assets consist of identified intangibles from the purchase of the remaining two-thirds interest in Smith Ghent LLC in October 2009.  The intangible asset was initially measured at fair value and was being amortized on a straight-line method over the estimated life of 4.5 years. When the Company sold the office building in October 2013, the remaining unamortized intangible amount was written off and Smith Ghent LLC was subsequently dissolved prior to year-end 2013.

Loan Commitments and Related Financial Instruments:  Financial instruments include off‑balance-sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs.  The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay.  Such financial instruments are recorded when they are funded, and fees associated with origination are booked to non-interest income at the origination date.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Dividend Restriction:  Banking regulations require us to maintain certain capital levels and may limit the dividends paid by CFBank to the Holding Company or by the Holding Company to stockholders.  The ability of the Holding Company to pay dividends on its common stock and Series B Preferred Stock is generally dependent upon the receipt of dividends and other distributions from CFBank.  The Holding Company is a legal entity that is separate and distinct from CFBank, which has no obligation to make any dividends or other funds available for the payment of dividends by the Holding Company.  The Holding Company also is subject to various legal and regulatory policies and requirements impacting the Holding Company’s ability to pay dividends on its stock, and pursuant to the commitments made to the FRB in connection with the termination of the Holding Company Order, the Holding Company may not declare or pay dividends on its stock without the prior written non-objection of the FRB.  In addition, the Holding Company’s ability to pay dividends on its stock is conditioned upon the payment, on a current basis, of quarterly interest payments on the subordinated debentures underlying the Company’s trust preferred securities, which also requires the written non-objection of the FRB.  Finally, so long as the Company’s Series B Preferred Stock remains outstanding, the Holding Company will be prohibited from paying dividends on (other than dividends payable solely in shares) the Company’s common stock, for the then-current dividend period, unless full dividends on the Series B Preferred Stock have been paid or set aside for payment.  Dividends on the Series B Preferred Stock are non-cumulative, which means that if for any reason we do not declare cash dividends on the Series B Preferred Stock for a quarterly dividend period we will have no obligation to pay any dividends for that period (i.e., the dividends will not accrue or cumulate), whether or not we declare dividends on the Series B Preferred Stock for any subsequent dividend period.

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

Adoption of New Accounting Standards:

In July 2013, the FASB amended existing guidance related to the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. These amendments provide that an unrecognized tax benefit, or a portion thereof, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except to the extent that a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from disallowance of a tax position, or the tax law does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose (in which case then the unrecognized tax benefit should be presented as a liability).  These amendments are effective for interim and annual reporting periods beginning after December 15, 2013. Early adoption and retrospective application is permitted. The effect of adopting this standard did not have a material effect on the Company's operating results or financial condition.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

In January 2014, the FASB issued Accounting Standards Update (“ASU” or “Update”) 2014-01, Investments - Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects (January 2014).  This Update permits entities to make an accounting policy election to account for their investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met.  The ASU modifies the conditions that an entity must meet to be eligible to use a method other than the equity or cost methods to account for qualified affordable housing project investments.  The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014.  The amendments in this Update should be applied retrospectively to all periods presented.  Adoption of the ASU is not expected to have a significant effect on the Company’s consolidated financial statements.

In January 2014, the FASB issued ASU 2014-04, Receivables - Troubled Debt Restructurings by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure (January 2014).  The objective of this Update is to reduce diversity by clarifying when a creditor should be considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan such that the loan receivable should be derecognized and the real estate property recognized.  The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014.  The amendments in this Update may be adopted using either a modified retrospective transition method or a prospective transition method.  Adoption of the ASU is not expected to have a significant effect on the Company’s consolidated financial statements.

In April 2014 the FASB issued ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (April 2014).This Update seeks to better define the groups of assets which qualify for discontinued operations, in order to ease the burden and cost for preparers and stakeholders.  This update changed “the criteria for reporting discontinued operations” and related reporting requirements, including the provision for disclosures about the “disposal of an individually significant component of an entity that does not qualify for discontinued operations presentation.”  The amendments in this Update are effective for fiscal years beginning after December 15, 2014.  Early adoption is permitted only for disposals or classifications as held for sale.  The Company will adopt the methodologies prescribed by this ASU by the date required.  Adoption of the ASU is not expected to have a significant effect on the Company's consolidated financial statements.

In May 2014 the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (May 2014).  Section A - Summary and Amendments That Create Revenue from Contracts with Customers (Topic 606) and Other Assets and Deferred Costs - Contracts with Customers (Subtopic 340-40).  Section B - Conforming Amendments to Other Topics and Subtopics in the Codification and Status Tables.  Section C - Background Information and Basis for Conclusions.  The topic of Revenue Recognition had become broad with several other regulatory agencies issuing standards, which lacked cohesion.  The new guidance establishes a “comprehensive framework” and “reduces the number of requirements to which an entity must consider in recognizing revenue” and yet provides improved disclosures to assist stakeholders reviewing financial statements.  The amendments in this Update are effective for annual reporting periods beginning after December 15, 2016.  Early adoption is not permitted.  The Company will adopt the methodologies prescribed by this ASU by the date required.  Adoption of the ASU is not expected to have a significant effect on the Company's consolidated financial statements.

In June 2014 the FASB issued ASU 2014-11, Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures (June 2014).  This Update addresses the concerns of stakeholders’ by changing the accounting practices surrounding repurchase agreements.  The new guidance changes the “accounting for repurchase-to-maturity transactions and linked repurchase financings to secured borrowing accounting, which is consistent with the accounting for other repurchase agreements.”  The amendments in this Update are effective for annual reporting periods beginning after December 15, 2014. Early adoption is prohibited.  The Company will adopt the methodologies prescribed by this ASU by the date required.  Adoption of the ASU is not expected to have a significant effect on the Company's consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

In June 2014 the FASB issued ASU 2014-12, Compensation - Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (June 2014).  This Update defines the accounting treatment for share-based payments and “resolves the diverse accounting treatment of those awards in practice.” The new requirement mandates that “a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition.”  Compensation cost will now be recognized in the period in which it becomes likely that the performance target will be met.   The amendments in this Update are effective for annual reporting periods beginning after December 15, 2015. Early adoption is permitted.  The Company will adopt the methodologies prescribed by this ASU by the date required.  Adoption of the ASU is not expected to have a significant effect on the Company's consolidated financial statements.

In December 2011, the FASB amended existing guidance on disclosures about offsetting assets and liabilities. These amendments are intended to enhance disclosures required by U.S. GAAP by requiring improved information about derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in the Codification or subject to a master netting arrangement or similar agreement, irrespective of whether they are offset. This information will enable users of an entity's financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. In January 2013, the FASB clarified that ordinary trade receivables and receivables are not in the scope of the December 2011 amended guidance. These amendments are effective for fiscal years beginning on or after January 1, 2013, and interim periods within those years. Retrospective disclosure is required for all comparative periods presented.  The effect of adopting this standard did not have a material effect on the Company's operating results or financial condition.

The FASB has issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40):  Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.  ASU 2014-15 is intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures.  Under Generally Accepted Accounting Principles (GAAP), financial statements are prepared under the presumption that the reporting organization will continue to operate as a going concern, except in limited circumstances.  Financial reporting under this presumption is commonly referred to as the going concern basis of accounting.  The going concern basis of accounting is critical to financial reporting because it establishes the fundamental basis for measuring and classifying assets and liabilities.  Currently, GAAP lacks guidance about management’s responsibility to evaluate whether there is substantial doubt about the organization’s ability to continue as a going concern or to provide related footnote disclosures. This ASU provides guidance to an organization’s management, with principles and definitions that are intended to reduce diversity in the timing and content of disclosures that are commonly provided by organizations today in the financial statement footnotes. Adoption of the ASU is not expected to have a significant effect on the Company’s consolidated financial statements.

COSO’s Internal Control Framework has been updated and enhanced.  Since its release in 1992, COSO’s Internal Control – Integrated Framework has been widely accepted and adopted around the world. The updated framework, issued on May 14, 2013, maintains the fundamental elements of the original:  five components of an internal control system—control environment, risk assessment, control activities, information and communication—and monitoring activities supporting three categories of objectives:  effectiveness and efficiency of operations, reliability of reporting and compliance with applicable laws and regulations, structured through management’s judgment.  The five components are evaluated through principles and recommended points of focus.  A significant enhancement, however, is the expansion of the reporting objective to include nonfinancial and internal reporting objectives.  The mandatory principles have been updated to reflect today’s business environment—an environment of increased governance, regulatory and compliance demands and increased use of technology and complex business models. The original framework still may be used through December 15, 2014; beyond that date, COSO will consider the original framework obsolete. Adoption of the updated COSO Integrated Framework is not expected to have a material effect on the Company’s internal control environment or financial reporting.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 2- REGULATORY ORDER CONSIDERATIONS

Regulatory Order Considerations: On May 25, 2011, the Holding Company and CFBank each consented to the issuance of an Order to Cease and Desist (the “Holding Company Order” and the “CFBank Order”, respectively, and collectively, the “Orders”) by the Office of Thrift Supervision (the “OTS”), the primary regulator of the Holding Company and CFBank at the time the Orders were issued.  In July 2011, in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), the Federal Reserve Board (the “FRB”) replaced the OTS as the primary regulator of the Holding Company and the Office of the Comptroller of the Currency (the “OCC”) replaced the OTS as the primary regulator of CFBank.

The Orders imposed significant directives applicable to the Holding Company and CFBank, including requirements that we reduce the level of our classified and criticized assets, achieve growth and operating metrics in line with an approved business plan, and comply with restrictions on brokered deposits and on certain types of lending and prohibitions on dividends and repurchases of our capital stock.  The CFBank Order required CFBank to have 8% core capital and 12% total risk-based capital, and CFBank could not be considered well-capitalized under the prompt corrective action regulations so long as the CFBank Order remained in place, even if it met or exceeded these capital levels.  At December 31, 2013, as a result of the CFBank Order, CFBank was considered “adequately capitalized” for regulatory purposes. In addition, the regulators were required to approve any deviation from our business plan and certain compensation arrangements with directors and executive officers.

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

Effective as of January 23, 2014, the OCC released and terminated the CFBank Order based upon the improved capital position of CFBank, among other factors.  Notwithstanding the release of the CFBank Order, CFBank is required to continue to maintain a minimum Tier 1 Leverage Capital Ratio of 8% and a Total Risk-based Capital to Risk-Weighted Assets ratio of 12%.  In addition, in connection with the release and termination of the CFBank Order, CFBank has made certain commitments to the OCC to continue to adhere to certain prudent practices, including, without limitation, maintaining a written program to continue to improve CFBank’s credit underwriting and administrative process; take actions to protect its interest in criticized assets as identified by CFBank, the OCC examiners or its external loan review process; implement its written program to effectively identify, monitor, control and continue to reduce the level of credit risk to CFBank; review and monitor progress against such plan with the Board of Directors; and continue CFBank’s aggressive workout efforts and individualized workout plans on all criticized assets greater than $250,000.

On May 15, 2014, the FRB announced the termination of the Holding Company Order, effective as of May 9, 2014.  Notwithstanding the termination of the Holding Company Order, the Holding Company is required to continue to adhere to certain requirements and restrictions based on commitments made to the FRB in connection with the termination of the Holding Company Order.  These commitments require the Holding Company, among other things, to continue to implement certain actions in accordance with the capital plan previously submitted to the FRB; not declare or pay dividends on its stock, purchase or redeem its stock, or accept dividends or other capital distributions from CFBank without the prior written approval of the FRB; not incur, increase or guarantee any debt without the prior written consent of the FRB; and provide prior written notice to the FRB with respect to certain changes in directors and senior executive officers.

The significant directives contained in the Orders and the commitments made by CFBank and the Holding Company in connection with the release and termination of the Orders have provided challenges for the operation of our business and our ability to effectively compete in our markets. In addition, the Orders and our ongoing commitments to the regulators have required that we obtain approval from our regulators for any deviations from our business plan, which has limited our flexibility to make changes to the scope of our business activities.

Prior to achieving profitability in 2014, the Company had been unprofitable for several years.  If we do not continue to generate profits in the future, our capital levels will be negatively impacted and the regulators could take additional enforcement action against us, including the imposition of further operating restrictions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

At December 31, 2014, CFBank had $29,308 in brokered deposits with maturity dates from January 2015 through August 2018. At December 31, 2014, cash, unpledged securities and deposits in other financial institutions totaled $28,309.

Brokered deposit maturities over the next four years are as follows:

December 31, 2015	$23,093
December 31, 2016	3,123
December 31, 2017	1,537
December 31, 2018	1,555
$29,308

CFBank dividends serve as a potential source of liquidity to the Holding Company to meet its obligations.  As of December 31, 2013, CFBank was not permitted to declare or pay dividends or make any other capital distributions without receiving the prior written approval of the OCC.  Future dividend payments by CFBank to the Holding Company would be based on future earnings.   In addition, any future dividends by the Holding Company on its preferred or common stock, and any dividends or capital contributions by CFBank to the Holding Company, are also subject to prior regulatory approval in accordance with the commitments made in connection with the release and termination of the Orders.  The Holding Company received prior approval from the FRB for the payments of a quarterly cash dividend on its Series B Preferred Stock in the amounts of $58.6 (prorated for the preferred shareholders who closed on July 15, 2014), $174.6, and $187.5, for the quarters ended June 30, 2014, September 30, 2014, and December 31, 2014 (paid in January 2015), respectively.

The ability of the Holding Company to pay dividends on its common stock and Series B Preferred Stock is generally dependent upon the receipt of dividends and other distributions from CFBank.  The Holding Company is a legal entity that is separate and distinct from CFBank, which has no obligation to make any dividends or other funds available for the payment of dividends by the Holding Company.  The Holding Company also is subject to various legal and regulatory policies and requirements impacting the Holding Company’s ability to pay dividends on its stock, and pursuant to the commitments made to the FRB in connection with the termination of the Holding Company Order, the Holding Company may not declare or pay dividends on its stock without the prior written non-objection of the FRB.  In addition, the Holding Company’s ability to pay dividends on its stock is conditioned upon the payment, on a current basis, of quarterly interest payments on the subordinated debentures underlying the Company’s trust preferred securities, which also requires the written non-objection of the FRB.  Finally, so long as the Company’s Series B Preferred Stock remains outstanding, the Holding Company will be prohibited from paying dividends on (other than dividends payable solely in shares) the Company’s common stock, for the then-current dividend period, unless full dividends on the Series B Preferred Stock have been paid or set aside for payment.  Dividends on the Series B Preferred Stock are non-cumulative, which means that if for any reason we do not declare cash dividends on the Series B Preferred Stock for a quarterly dividend period we will have no obligation to pay any dividends for that period (i.e., the dividends will not accrue or cumulate), whether or not we declare dividends on the Series B Preferred Stock for any subsequent dividend period.

We have taken such actions as we believe are necessary to comply with all requirements of the Orders and the other regulatory requirements and commitments to which we are subject, and we continue to work toward ensuring compliance with those regulatory requirements and commitments to which we continue to be subject.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 3 – SECURITIES

The following table summarizes the amortized cost and fair value of the available-for-sale securities portfolio at December 31, 2014 and December 31, 2013 and the corresponding amounts of unrealized gains and losses recognized in accumulated other comprehensive income (loss):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2014
Corporate debt	$2,932	$5	$1	$2,936
State and municipal	897	-	11	886
Issued by U.S. government-sponsored entities and agencies:
U.S. Treasury	5,018	-	7	5,011
Mortgage-backed securities - residential	687	40	-	727
Collateralized mortgage obligations	860	25	-	885
Total	$10,394	$70	$19	$10,445

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2013
Corporate debt	$4,360	$11	$8	$4,363
State and municipal	1,926	-	7	1,919
Issued by U.S. government-sponsored entities and agencies:				-
Mortgage-backed securities - residential	934	49	-	983
Collateralized mortgage obligations	2,354	53	-	2,407
Total	$9,574	$113	$15	$9,672

There was no other-than-temporary impairment recognized in accumulated other comprehensive income (loss) for securities available for sale at December 31, 2014 or December 31, 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The proceeds from the sales of securities and the associated gains in 2014, 2013 and 2012 are listed below.

	2014	2013	2012
Proceeds	$-	$-	$2,144
Gross gains	-	-	143
Gross losses	-	-	-

Tax effect-expense	$-	$-	$-

The amortized cost and fair value of debt securities at December 31, 2014 are shown by contractual maturity.  Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.  Securities not due at a single maturity date are shown separately.

	December 31, 2014		December 31, 2013
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Due in one year or less	$4,829	$4,821	$2,386	$2,379
Due from one to five years	4,018	4,012	3,900	3,903
Mortgage-backed securities	687	727	934	983
Collateralized mortgage obligations	860	885	2,354	2,407
Total	$10,394	$10,445	$9,574	$9,672

Fair value of securities pledged was as follows:

	2014	2013	2012
Pledged as collateral for:
FHLB advances	$4,208	$2,024	$4,707
Public deposits	2,476	905	2,199
Interest-rate swaps	353	443	1,511
Total	$7,037	$3,372	$8,417

At year-end 2014 and 2013, there were no holdings of securities of any one issuer, other than U.S. government-sponsored entities and agencies, in an amount greater than 10% of stockholders’ equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following table summarizes securities with unrealized losses at December 31, 2014 and December 31, 2013 aggregated by major security type and length of time in a continuous unrealized loss position.

December 31, 2014	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

Corporate debt	$1,259	$1	$-	$-	$1,259	$1
State and municipal	-	-	886	11	886	11
Issued by U.S. government-sponsored entities and agencies:
U.S. Treasury	5,011	7	-	-	5,011	7
Collateralized mortgage obligations	-	-	-	-	-	-
Total temporarily impaired	$6,270	$8	$886	$11	$7,156	$19

December 31, 2013	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

Corporate debt	$239	$1	$1,002	$7	$1,241	$8
State and municipal	1,015	1	904	6	1,919	7
Total temporarily impaired	$1,254	$2	$1,906	$13	$3,160	$15

The unrealized losses in Corporate debt,  State and municipal securities and U.S. Treasuries at December 31, 2014 and December 31, 2013, are related to multiple securities.  Because the decline in fair value is attributable to changes in market conditions, and not credit quality, and because the Company does not have the intent to sell these securities and will unlikely be required to sell these securities before their anticipated recovery, the Company did not consider these securities to be other-than-temporarily impaired at December 31, 2014 and December 31, 2013.

There was no unrealized loss in Collateralized mortgage obligations at December 31, 2014 and December 31, 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 4 – LOANS

Loans at year-end were as follows:

	December 31,	December 31,
	2014	2013

Commercial	$46,656	$37,526
Real estate:
Single-family residential	51,542	32,219
Multi-family residential	28,863	32,197
Commercial	91,404	83,752
Construction	23,732	11,465
Consumer:
Home equity lines of credit	16,955	14,851
Other	4,995	860
Subtotal	264,147	212,870
Less: ALLL	(6,316)	(5,729)
Loans, net	$257,831	$207,141

Mortgage Purchase Program

On December 11, 2012, CFBank entered into a Mortgage Purchase Program with Northpointe Bank (Northpointe), a Michigan banking corporation.  Through a participation agreement, CFBank agreed to purchase an 80% interest from Northpointe in fully underwritten and pre-sold mortgage loans originated by various prescreened mortgage brokers located throughout the U.S.  The participation agreement provides for CFBank to purchase interests in individually (MERS registered) loans from Northpointe and hold them until funded by the end investor. The mortgage loan investors include Fannie Mae and Freddie Mac, and other major financial institutions such as Wells Fargo Bank.  This process on average takes approximately 14 days.  Given the short term nature of each of these individual loans, common credit risks (such as past due, impairment and TDR, nonperforming, and nonaccrual classification) are substantially reduced, and therefore no allowance is allocated to these loans.    The maximum aggregate purchase investment shall not exceed $25 million, as of December 31, 2014.  NorthPointe maintains a 20% ownership interest in each loan it participates. The participation agreement further calls for full control to be relinquished by the mortgage broker to Northpointe and its participants with recourse to the broker after 120 days, at the sole discretion of Northpointe.  As such, these purchased loans are classified as portfolio loans.  These loans are 100% risk rated for CFBank capital adequacy purposes.  Effective December 18, 2014, the participation agreement was amended and CFBank agreed to increase the level of interest in loans it purchases from Northpointe from 80% to 95% of the aforementioned loans, and therefore, Northpointe now maintains a 5% ownership interest in each loan it participates.  At December 31, 2014 and 2013, CFBank held $25,013 and $12,743, respectively,  of such loans which have been included in single-family residential loan totals above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Allowance for Loan Losses

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

The following tables present the activity in the ALLL by portfolio segment for the year ended December 31, 2014, 2013 and 2012:

	December 31, 2014
		Real Estate				Consumer
	Commercial	Single-family	Multi-family	Commercial	Construction	Home Equity lines of credit	Other	Total

Beginning balance	$1,759	$120	$1,262	$2,325	$119	$139	$5	$5,729
Addition to (reduction in) provision for loan losses	(374)	510	(444)	(128)	323	304	87	278
Charge-offs	(44)	-	-	(5)	-	(26)	-	(75)
Recoveries	5	4	-	349	-	24	2	384
Ending balance	$1,346	$634	$818	$2,541	$442	$441	$94	$6,316

	December 31, 2013
		Real Estate				Consumer
	Commercial	Single-family	Multi-family	Commercial	Construction	Home Equity lines of credit	Other	Total

Beginning balance	$1,311	$332	$1,396	$1,946	$-	$241	$11	$5,237
Addition to (reduction in) provision for loan losses	407	(51)	(163)	319	119	(114)	(21)	496
Charge-offs	-	(164)	(59)	(6)	-	(17)	(6)	(252)
Recoveries	41	3	88	66	-	29	21	248
Ending balance	$1,759	$120	$1,262	$2,325	$119	$139	$5	$5,729

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

	December 31, 2012
		Real Estate				Consumer
		Single-	Multi-			Home Equity
	Commercial	family	family	Commercial	Construction	lines of credit	Other	Total

Beginning balance	$2,281	$207	$1,470	$1,863	$-	$272	$17	$6,110
Addition to (reduction in) provision for loan losses	(1,251)	180	700	1,412	-	78	10	1,129
Charge-offs	(99)	(64)	(796)	(1,467)	-	(126)	(39)	(2,591)
Recoveries	380	9	22	138	-	17	23	589
Ending balance	$1,311	$332	$1,396	$1,946	$-	$241	$11	$5,237

The following table presents the balance in the ALLL and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2014:

		Real Estate				Consumer
	Commercial	Single- family	Multi- family	Commercial	Construction	Home Equity lines of credit	Other	Total

ALLL:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$29	$-	$1	$34	$-	$-	$-	$64
Collectively evaluated for impairment	1,317	634	817	2,507	442	441	94	6,252
Total ending allowance balance	$1,346	$634	$818	$2,541	$442	$441	$94	$6,316

Loans:
Individually evaluated for impairment	$631	$296	$1,634	$3,709	$-	$-	$-	$6,270
Collectively evaluated for impairment	46,025	51,246	27,229	87,695	23,732	16,955	4,995	257,877
Total ending loan balance	$46,656	$51,542	$28,863	$91,404	$23,732	$16,955	$4,995	$264,147

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following table presents the balance in the ALLL and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2013:

		Real Estate				Consumer
	Commercial	Single- family	Multi- family	Commercial	Construction	Home Equity lines of credit	Other	Total
ALLL:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$532	$-	$402	$191	$-	$-	$-	$1,125
Collectively evaluated for impairment	1,227	120	860	2,134	119	139	5	4,604
Total ending allowance balance	$1,759	$120	$1,262	$2,325	$119	$139	$5	$5,729

Loans:
Individually evaluated for impairment	992	$317	$1,759	$5,845	$-	$-	$-	$8,913
Collectively evaluated for impairment	36,534	31,902	30,438	77,907	11,465	14,851	860	203,957
Total ending loan balance	$37,526	$32,219	$32,197	$83,752	$11,465	$14,851	$860	$212,870

The following table presents loans individually evaluated for impairment by class of loans as of and for the year ended December 31, 2014. The unpaid principal balance is the contractual principal balance outstanding. The recorded investment is the unpaid principal balance adjusted for partial charge-offs, purchase premiums and discounts, deferred loan fees and costs and includes accrued interest.

	Unpaid Principal Balance	Recorded Investment	ALLL Allocated	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial	$135	$121	$-	$121	$-
Real estate:
Single-family residential	334	173	-	180	-
Multi-family residential	1,581	1,581	-	1,631	-
Commercial:
Non-owner occupied	577	477	-	502	-
Owner occupied	708	187	-	208	-
Land	-	-	-	-	-
Total with no allowance recorded	3,335	2,539	-	2,642	-

With an allowance recorded:
Commercial	510	510	29	766	22
Real estate:
Single-family residential	123	123	-	125	7
Multi-family residential	53	53	1	56	13
Commercial:
Non-owner occupied	2,360	2,360	17	2,123	134
Owner occupied	381	381	2	388	25
Land	349	304	15	327	20
Total with an allowance recorded	3,776	3,731	64	3,785	221
Total	$7,111	$6,270	$64	$6,427	$221

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

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

	Unpaid Principal Balance	Recorded Investment	ALLL Allocated	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial	$135	$120	$-	$292	$-
Real estate:
Single-family residential	352	191	-	-	-
Multi-family residential	-	-	-	185	-
Commercial:
Non-owner occupied	2,022	1,453	-	1,895	-
Owner occupied	2,021	1,070	-	1,392	-
Land	-	-	-	423	-
Total with no allowance recorded	4,530	2,834	-	4,187	-

With an allowance recorded:
Commercial	872	872	532	815	26
Real estate:
Single-family residential	126	126	-	454	8
Multi-family residential	1,759	1,759	402	1,880	4
Commercial:
Non-owner occupied	2,158	2,158	46	2,191	139
Owner occupied	397	397	7	162	24
Land	812	767	138	370	22
Total with an allowance recorded	6,124	6,079	1,125	5,872	223
Total	$10,654	$8,913	$1,125	$10,059	$223

The following table presents the recorded investment in nonperforming loans by class of loans as of December 31, 2014 and 2013:

	December 31,	December 31,
	2014	2013
Loans past due over 90 days still on accrual	$-	$-
Nonaccrual loans:
Commercial	369	563
Real estate:
Single-family residential	549	479
Multi-family residential	-	1,701
Commercial:
Non-owner occupied	477	1,453
Owner occupied	-	1,070
Land	-	420
Consumer:
Home equity lines of credit:	51	-
Originated for portfolio	102	52
Total nonaccrual	1,548	5,738
Total nonperforming loans	$1,548	$5,738

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Nonaccrual loans include both smaller balance single-family mortgage and consumer loans that are collectively evaluated for impairment and individually classified impaired loans. There were no loans 90 days or more past due and still accruing interest at December 31, 2014 or December 31, 2013.

The following table presents the aging of the recorded investment in past due loans by class of loans as of December 31, 2014:

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Loans Not Past Due	Nonaccrual Loans Not > 90 days Past Due

Commercial	$19	$-	$121	$140	$46,516	$248
Real estate:
Single-family residential	525	55	68	648	50,894	481
Multi-family residential	-	-	-	-	28,863	-
Commercial:
Non-owner occupied	115	-	-	115	49,027	477
Owner occupied	-	-	-	-	35,991	-
Land	-	-	-	-	6,271	-
Construction	52	-	-	52	23,680	-
Consumer:
Home equity lines of credit:
Originated for portfolio	-	-	51	51	15,469	-
Purchased for portfolio	30	102	-	132	1,303	102
Other	5	10	-	15	4,980	-
Total	$746	$167	$240	$1,153	$262,994	$1,308

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following table presents the aging of the recorded investment in past due loans by class of loans as of December 31, 2013:

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Loans Not Past Due	Nonaccrual Loans Not > 90 days Past Due

Commercial	$-	$-	$121	$121	$37,405	$442
Real estate:
Single-family residential	352	268	247	867	31,352	232
Multi-family residential	-	-	-	-	32,197	1,701
Commercial:
Non-owner occupied	-	-	923	923	42,199	530
Owner occupied	-	-	-	-	35,202	1,070
Land	-	-	420	420	5,008	-
Construction	-	-	-	-	11,465	-
Consumer:
Home equity lines of credit:
Originated for portfolio	52	-	-	52	12,930	52
Purchased for portfolio	123	-	-	123	1,746	-
Other	2	11	-	13	847	-
Total	$529	$279	$1,711	$2,519	$210,351	$4,027

Troubled Debt Restructurings (TDRs)

As of December 31, 2014 and December 31, 2013, TDR’s totaled $5.7 million and $6.1 million, respectively.  The Company allocated $64 and $998 of specific reserves to loans whose terms have been modified in TDRs as of December 31, 2014 and 2013, respectively. The Company had not committed to lend additional amounts as of December 31, 2014 or 2013 to customers with outstanding loans that are classified as TDRs.

From time to time, the terms of certain loans are modified as TDRs, where concessions are granted to borrowers experiencing financial difficulties. The modification of the terms of such loans may have included one or a combination of the following: a reduction of the stated interest rate of the loan; an increase in the stated rate of interest lower than the current market rate for new debt with similar risk; an extension of the maturity date; or a change in the payment terms.

There was one loan modification during the year ended December 31, 2014 which constituted a TDR, which involved a reduction of the stated interest rate and an extension of the maturity date.  The following table presents loans modified as TDRs by class of loans during the year ended December 31, 2014:

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment

Commercial	1	$104	$100
	1	$104	$100

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following table presents loans modified as TDRs by class of loans during the year ended December 31, 2013:

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment

Commercial	1	$126	$126
Real estate:
Single-family residential	1	346	350
Multi-family residential	1	1,760	1,701
Commercial:
Non-owner occupied	-	-	-
Owner occupied	1	237	239
Land	-	-	-
Construction	-	-	-
Consumer:
Home equity lines of credit:
Originated for portfolio	-	-	-
Purchased for portfolio	-	-	-
Other	-	-	-
	4	$2,469	$2,416

The TDRs described above resulted in charge-offs of $4 and $220 during the years ended December 31, 2014 and 2013, respectively.

There were no loans classified as TDRs for which there was a payment default within twelve months following the modification during the year ending 2014.  During the year ending 2013, there was one single-family mortgage loan with a total recorded investment of $196 at December 31, 2013 which had been modified as a TDR in May 2013 for which there was a payment default within twelve months following the modification.

The terms of certain other loans were modified during the year ended December 31, 2014 and 2013 that did not meet the definition of a TDR. These loans had a total recorded investment of $20,719 and $17,835 as of December 31, 2014 and 2013, respectively. The modification of these loans involved either a modification of the terms of a loan to borrowers who were not experiencing financial difficulties, a delay in a payment that was considered to be insignificant or there were no concessions granted.

In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Company’s internal underwriting policy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Nonaccrual loans include loans that were modified and identified as TDRs and the loans are not performing.  At December 31, 2014 and 2013, nonaccrual TDRs were as follows:

	December 31, 2014	December 31, 2013
Commercial	$249	$442
Real estate:
Single-family residential	173	190
Multi-family residential	-	1,701
Commercial:
Non-owner occupied	-	-
Owner occupied	-	238
Total	$422	$2,571

Nonaccrual loans at December 31, 2014 and 2013 did not include $5,250 and $3,517, respectively, in TDRs where customers have established a sustained period of repayment performance, loans are current according to their modified terms and repayment of the remaining contractual payments is expected.  These loans are included in total impaired loans.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The recorded investment in loans by risk category and by class of loans as of December 31, 2014 and based on the most recent analysis performed follows:

	Not Rated	Pass	Special Mention	Substandard	Total

Commercial	$1,090	$44,663	$443	$460	$46,656
Real estate:
Single-family residential	50,961	-	-	581	51,542
Multi-family residential	-	26,481	-	2,382	28,863
Commercial:
Non-owner occupied	139	43,665	89	5,249	49,142
Owner occupied	-	33,389	1,508	1,094	35,991
Land	78	3,428	-	2,765	6,271
Construction	8,673	15,059	-	-	23,732
Consumer:
Home equity lines of credit:
Originated for portfolio	15,370	-	-	150	15,520
Purchased for portfolio	858	-	313	264	1,435
Other	4,995	-	-	-	4,995
	$82,164	$166,685	$2,353	$12,945	$264,147

The recorded investment in loans by risk category and class of loans as of December 31, 2013 follows:

	Not Rated	Pass	Special Mention	Substandard	Total

Commercial	$228	$35,424	$921	$953	$37,526
Real estate:
Single-family residential	31,685	-	-	534	32,219
Multi-family residential	-	29,667	-	2,530	32,197
Commercial:
Non-owner occupied	3,170	34,834	556	4,561	43,121
Owner occupied	-	31,489	1,045	2,669	35,203
Land	87	2,023	-	3,318	5,428
Construction	2,115	9,350	-	-	11,465
Consumer:
Home equity lines of credit:
Originated for portfolio	12,828	-	-	154	12,982
Purchased for portfolio	1,285	-	414	170	1,869
Other	860	-	-	-	860
	$52,258	$142,787	$2,936	$14,889	$212,870

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 5 – FORECLOSED ASSETS

Foreclosed assets at year-end were as follows:

	2014	2013	2012
Commercial	$-	$-	$-
Commercial real estate	1,636	1,636	1,525
Subtotal	1,636	1,636	1,525
Valuation Allowance	-	-	-
Total	$1,636	$1,636	$1,525

Activity in the valuation allowance was as follows:

	2014	2013	2012
Beginning of the year	$-	$-	$1,139
Additions charged to expense	-	-	962
Direct write downs	-	-	(2,101)
End of year	$-	$-	$-

Expenses related to foreclosed assets include:

	2014	2013	2012
Net loss (gain) on sales	$-	$(28)	$(338)
Provision for unrealized losses	-	-	962
Operating expenses, net of rental income	328	73	28
	$328	$45	$652

Foreclosed assets at December 31, 2014 and December 31, 2013 was related to one multi-family property.  During December 2013, there were additional units related to the one multi-family transferred into REO at fair value which was lower than the principal balance outstanding at the time of transfer.  This transfer and adjustment to fair value establishes a new cost basis.   Foreclosed asset expense increased during 2014 related to light rehabilitation and maintenance expenses incurred to increased occupancy levels, and certain increased operating costs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

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

Appraisals for collateral-dependent impaired loans are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by a third-party appraisal management company approved by the Board of Directors annually. Once received, the loan officer or a member of the credit department reviews the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics.  Appraisals are updated as needed based on facts and circumstances associated with the individual properties.  Real estate appraisals typically incorporate measures such as recent sales prices for comparable properties.  Appraisers may make adjustments to the sales prices of the comparable properties as deemed appropriate based on the age, condition or general characteristics of the subject property.  Management applies an additional discount to real estate appraised values, typically to reflect changes in market conditions since the date of the appraisal and to cover disposition costs (including selling expenses) based on the intended disposition method of the property.  Non-real estate collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification.  Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

Loans held for sale:  Loans held for sale are carried at fair value, as determined by outstanding commitments from third party investors (Level 2).    Loans originated as construction loans, that were subsequently transferred to held for sale, are carried at the lower of cost or market, and are excluded from the fair value measurement table. These loans totaled $1,833 at December 31, 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Assets and liabilities measured at fair value on a recurring basis, including financial assets and liabilities for which the Company has elected the fair value option, are summarized below:

Fair Value Measurements at December 31, 2014 Using Significant Other Observable Inputs
(Level 2)
Financial Assets:
Securities available for sale:
Corporate debt	$2,936
State and municipal	886
Issued by U.S. government-sponsored entities and agencies:
U.S. Treasury	5,011
Mortgage-backed securities - residential	727
Collateralized mortgage obligations	885
Total securities available for sale	$10,445

Loans held for sale	$1,672

Yield maintenance provisions (embedded derivatives)	$318

Interest rate lock commitments	$25

Financial Liabilities:
Interest-rate swaps	$318

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Fair Value Measurements at December 31, 2013 Using Significant Other Observable Inputs
(Level 2)
Financial Assets:
Securities available for sale:
Corporate debt	$4,363
State and municipal	1,919
Issued by U.S. government-sponsored entities and agencies:
Mortgage-backed securities - residential	983
Collateralized mortgage obligations	2,407
Total securities available for sale	$9,672

Loans held for sale	$3,285

Yield maintenance provisions (embedded derivatives)	$599

Interest rate lock commitments	$16

Financial Liabilities:
Interest-rate swaps	$599

The Company had no assets or liabilities measured at fair value on a recurring basis that were measured using Level 1 or Level 3 inputs at December 31, 2014 or 2013.  There were no transfers of assets or liabilities measured at fair value between levels during 2014 or 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Assets measured at fair value on a non-recurring basis are summarized below:

Fair Value Measurements at December 31, 2014 Using
Significant Unobservable Inputs (Level 3)

Impaired loans:
Commercial	$157
Real Estate:
Single-family residential	123
Multi-family residential	-
Commercial:
Non-owner occupied
Owner occupied	225
Land	289
Total impaired loans	$794

Fair Value Measurements at December 31, 2013 Using
Significant Unobservable Inputs (Level 3)

Impaired loans:
Commercial	$-
Real Estate:
Single-family residential	316
Multi-family residential	1,301
Commercial:
Non-owner occupied	-
Owner occupied	234
Land	629
Total impaired loans	$2,480

The Company had no assets or liabilities measured at fair value on a non-recurring basis that were measured using Level 1 or 2 inputs at December 31, 2014 or 2013.

The impaired loan servicing rights, which are carried at fair value at December 31, 2014 and December 31, 2013 are not material based on the value of the asset.

Impaired loans that are measured for impairment using the fair value of the collateral for collateral dependent loans, had a principal balance of $867, with a valuation allowance of $20 at December 31, 2014.  Impaired loans carried at the fair value of collateral had an unpaid principal balance of $3,465 with a valuation allowance of $985 at December 31, 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following Table presents quantitative information about Level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at December 31, 2014:

	Fair Value	Valuation Technique(s)	Unobservable Inputs	(Range) Weighted Average
Impaired loans:
Commercial	$157	Income approach	Adjustments by management to reflect current discount rates	-16.00%
Commercial real estate:
Single-family residential	123	Comparable sales approach	Adjustment for differences between the comparable market transactions	2.35%
Commercial:
Owner occupied	225	Comparable sales approach	Adjustment for differences between the comparable market transactions	-12.21%
Land	289	Comparable sales approach	Adjustment for differences between the comparable market transactions	8.10%

The following Table presents quantitative information about Level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at December 31, 2013:

	Fair Value	Valuation Technique(s)	Unobservable Inputs	(Range) Weighted Average
Impaired loans:
Commercial real estate:
Single -family residential	$316	Comparable sales approach	Adjustment for differences between the comparable market transactions	(-17.67%, 2.35%) -8.33%
Multi-family residential	1,301	Comparable sales approach	Adjustment for differences between the comparable market transactions	-20.59%
Commercial:
Owner occupied	234	Comparable sales approach	Adjustment for differences between the comparable market transactions	-12.21%
Land	629	Comparable sales approach	Adjustment for differences between the comparable market transactions	(-8.59% , 8.10%) 1.44%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Financial Instruments Recorded Using Fair Value Option

The Company has elected the fair value option for loans held for sale.  These loans are intended for sale and the Company believes that the fair value is the best indicator of the resolution of these loans.  Loans originated as construction loans, that were subsequently transferred to held for sale, are carried at the lower cost or market and are not included.  Interest income is recorded based on the contractual terms of the loan and in accordance with the Company’s policy on loans held for investment.  None of these loans were 90 days or more past due or on nonaccrual as of December 31, 2014 or December 31, 2013.

As of December 31, 2014 and December 31, 2013, the aggregate fair value, contractual balance (including accrued interest) and gain or loss was as follows:

	December 31, 2014	December 31, 2013

Aggregate fair value	$1,672	$3,285
Contractual balance	1,657	3,270
Gain (loss)	15	15

The total amount of gains and losses from changes in fair value included in earnings for the year ended December 31, 2014, 2013 and 2012 for loans held for sale were:

	2014	2013	2012
Interest income	$97	$65	$46
Interest expense	-	-	-
Change in fair value	-	(13)	14
Total change in fair value	$97	$52	$60

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The carrying amounts and estimated fair values of financial instruments at year-end were as follows:

	Fair Value Measurements at December 31, 2014 Using:
	Carrying
	Value	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$28,207	$28,207	$-	$-	$28,207
Interest-bearing deposits in other financial institutions	494	494	-	-	494
Securities available for sale	10,445	-	10,445	-	10,445
Loans held for sale	1,672	-	1,672	-	1,672
Loans, net	257,831	-	-	258,079	258,079
FHLB stock	1,942	n/a	n/a	n/a	n/a
Accrued interest receivable	34	2	32	-	34
Yield maintenance provisions (embedded derivatives)	318	-	318	-	318
Interest rate lock commitments	25	-	25	-	25

Financial liabilities
Deposits	$(258,315)	$(121,132)	$(137,700)	$-	$(258,832)
FHLB advances and other borrowings	(14,500)	-	(14,663)	-	(14,663)
Advances by borrowers for taxes and insurance	(401)	-	-	(401)	(401)
Subordinated debentures	(5,155)	-	(2,536)	-	(2,536)
Accrued interest payable	(48)	-	(48)	-	(48)
Interest-rate swaps	(318)	-	(318)	-	(318)

The carrying amounts and estimated fair values of financial instruments at December 31, 2013 were as follows:

	Fair Value Measurements at December 31, 2013 Using:
	Carrying
	Value	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$19,160	$19,160	$-	$-	$19,160
Interest-bearing deposits in other financial institutions	1,982	1,982	-	-	1,982
Securities available for sale	9,672	-	9,672	-	9,672
Loans held for sale	3,285	-	3,285	-	3,285
Loans, net	207,141	-	-	207,445	207,445
FHLB stock	1,942	n/a	n/a	n/a	n/a
Accrued interest receivable	50	4	46	-	50
Yield maintenance provisions (embedded derivatives)	599	-	599	-	599
Interest rate lock commitments	16	-	16	-	16

Financial liabilities
Deposits	$(208,309)	$(89,266)	$(119,933)	$-	$(209,199)
FHLB advances and other borrowings	(16,526)	-	(10,051)	(6,526)	(16,577)
Subordinated debentures	(5,155)	-	(3,004)	-	(3,004)
Accrued interest payable	(255)	-	(255)	-	(255)
Interest-rate swaps	(599)	-	(599)	-	(599)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

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

Deposits

The fair values disclosed for demand deposits (e.g., interest and noninterest bearing checking, passbook savings, and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amount) resulting in a Level 1 classification. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flows calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits resulting in a Level 2 classification.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 7 – LOAN SERVICING

Mortgage loans serviced for others are not reported as assets.  The principal balances of these loans at year-end were as follows:

	2014	2013

Mortgage loans serviced for Freddie Mac	$6,560	$8,243

Custodial escrow balances maintained in connection with serviced loans were $178 and $166 at year-end 2014 and 2013, respectively.

Activity for mortgage servicing rights and the related valuation allowance follows:

	2014	2013	2012

Servicing rights, net of valuation allowance:
Beginning of year	$20	$29	$37
Additions	-	-	-
Amortized to expense	(5)	(9)	(9)
Change in valuation allowance	-	-	1
End of year	15	20	29

Valuation allowance:
Beginning of year	1	1	2
Additions expensed	-	-	-
Reductions credited to operations	-	-	(1)
End of year	$1	$1	$1

NOTE 8- PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2014	2013	2012
Land and land improvements	$1,293	$1,293	$1,679
Buildings	3,827	3,722	5,792
Furniture, fixtures and equipment	2,610	2,255	2,858
	7,730	7,270	10,329
Less: Accumulated Depreciation	(3,955)	(3,723)	(5,012)
	$3,775	$3,547	$5,317

Depreciation expense for 2014, 2013 and 2012 totaled $232, $205 and $237, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The Holding Company previously owned Smith Ghent LLC, an Ohio limited liability company that owned and managed the office building at 2923 Smith Road, Fairlawn, Ohio 44333, where the Holding Company’s and CFBank’s headquarters were located.  On October 29, 2013, the Company consummated a sale of the Fairlawn office building, located at 2923 Smith Road in Fairlawn, certain furniture and fixtures, and adjacent land for approximately $3.2 million and recognized a gain on sale of fixed assets of approximately $1.1 million.  As a result of the sale, the Company relocated its Fairlawn main office branch during December of 2013 to a nearby location for a short-term interim period until its new permanent, expanded branch facility was ready for occupancy in the second quarter of 2014.  Based on the aforementioned transaction, the subsidiaries were legally dissolved prior to year end 2013.

At December 31, 2012, CFBank had $167 of land in an adjacent lot in assets held for sale, which was sold in 2013 with the building.

During the fourth quarter of 2013, the Company entered into a lease agreement to open a Commercial Banking Loan office in Woodmere, Ohio.  The office opened in January of 2014.

Operating Leases:  As a result of the aforementioned transaction, the Company now leases certain branch and loan office property space under two operating leases. The Fairlawn branch is a ten year operating lease beginning in 2014 with annual rent increases each year. There is one five year renewal option on this lease. The Woodmere lease is for a 128 -month term commencing January 1, 2014 with no renewal options.  Each lease requires CFBank to absorb its pro rata share of building operating expenses and utilities based on square footage. The Company’s lease for the interim main office branch location is not material.  There were no lease expenses in 2012.  During 2013, CFBank incurred partial prorated lease payment for December 2013 related to its interim location, which was not material.  Lease expense for year ended December 31, 2014 totaled $320.  Leasehold improvements are depreciated straight line over the lease term before consideration of renewal options.

Lease expense is recognized evenly over the lease term to account for lease incentives.  Rent commitments, before renewal options, are as follows:

2015	$294
2016	295
2017	320
2018	321
2019	322
Thereafter	1,507
$3,059

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 9 – DEPOSITS

Time deposits of $100 or more were $109,353 and $94,213 at year-end 2014 and 2013, respectively.

Scheduled maturities of time deposits for the next five years are as follows:

2015	$103,271
2016	20,714
2017	8,516
2018	2,522
2019	2,160
Thereafter	-
Total	$137,183

Time deposits included $29,308 and $20,966 in brokered deposits at year-end 2014 and 2013, respectively.

NOTE 10 –FHLB ADVANCES

Fixed Rate Advances from the FHLB were as follows:

	Rate	December 31, 2014	December 31, 2013
Fixed Rate Advances
Maturities:
January 2014	3.12%	$-	$5,000
May 2014	3.06%	-	5,000
January 2015	0.35%	2,500	-
May 2016	0.66%	3,000	-
November 2016	0.90%	2,000	-
September 2017	1.35%	1,500	-
July 2020	2.27%	2,500	-
July 2021	2.53%	3,000	-
Total		$14,500	$10,000

Each advance is payable at its maturity date, with a prepayment penalty for fixed-rate advances.

In January 2015, a $2,500 fixed-rate advance matured and was replaced with a $2,500 advance with a 54-month term and a fixed-rate of 1.70%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The advances were collateralized as follows:

	December 31, 2014	December 31, 2013

Single-family mortgage loans	$19,978	$14,940
Multi-family mortgage loans	6,291	4,890
Commercial real estate loans	3,110	3,339
Securities	4,208	2,024
Cash	3,300	3,300
Total	$36,887	$28,493

Based on the collateral pledged to FHLB and CFBank’s holdings of FHLB stock, CFBank was eligible to borrow up to a total of $23,078 from the FHLB at December 31, 2014.  As of December 31, 2013, CFBank was limited to borrowing term maturities not exceeding 365 days due to restrictions imposed by the FHLB due to the existence of the CFBank Order. With the termination of the CFBank Order effective January 23, 2014, the FHLB notified CFBank that the restriction on borrowings terms had been lifted, effective January 24, 2014.

Payments due over the next five years are as follows:

2015	$2,500
2016	5,000
2017	1,500
2018	-
2019	-
$9,000

NOTE 11 - OTHER BORROWINGS

There were no outstanding borrowings with the Federal Reserve Bank (the “FRB”) at December 31, 2014 or at December 31, 2013.

Assets pledged as collateral with the FRB were as follows:

	December 31, 2014	December 31, 2013
Commercial loans	$18,111	$19,591
Commercial real estate loans	38,475	28,721
	$56,586	$48,312

Based on the collateral pledged, CFBank was eligible to borrow up to $28,585 from the FRB at year-end 2014.

CFBank had a $1.0 million line of credit with a commercial bank at both December 31, 2014 and December 31, 2013.  There were no outstanding borrowings on this line of credit at December 31, 2014 or December 31, 2013.  If CFBank were to borrow on this line of credit, interest would accrue daily at a variable rate based rate on the commercial bank’s cost of funds and current market returns.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

During the course of 2013, CFBank entered into certain loan participations that, according to the structure of the transactions, did not qualify for sales accounting treatment and were therefore accounted for as secured borrowings.  At December 31, 2013, there were five loan participation agreements classified as secured borrowings totaling approximately $6,500.  The maturities of the secured borrowings range from March 2016 through January 2024, with a weighted average rate of approximately 4.10%. These loans provided CFBank with the ability to repurchase the loan at its discretion.  CFBank retains an ownership interest in these loans and provides customary servicing to the third-parties which are typically other community banks.  During the first quarter of 2014, management amended its loan participation agreements to remove the language that disqualified the loan participations from sales accounting treatment and entered into amended loan participation agreements with the participating institutions with respect to the aforementioned loans.  There were no secured borrowing transactions as of December 31, 2014.

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

The Company’s Board of Directors elected to defer interest payments on the subordinated debentures in 2010.  Cumulative deferred interest payments through September 30, 2012 totaling $348 were paid current in December 2012 with the approval of the FRB.  Subsequently, the Company deferred interest payments, and the accrued deferred interest payments totaled $210 at December 31, 2013.  In June 2014, with the prior “non-objection” from the FRB, the Company paid all deferred and current interest payments in the amount of $293.  During the remainder of 2014, CFBank solicited and obtained the prior “non-objection” of the FRB to pay the interest current as of September 30, 2014 and December 31, 2014, respectively.  Accrued deferred payments at December 31, 2014 and December 31, 2013 were $0 and $210, respectively.  Pursuant to the Holding Company’s current commitments to the FRB, the Holding Company may not, directly or indirectly, incur, issue, renew, rollover, or pay interest or principal on any debt (including the subordinated debentures) or commit to do so, increase any current lines of credit, or guarantee the debt of any entity, without prior written notice to and written non-objection from the FRB.

The subordinated debentures have a variable rate of interest, reset quarterly, equal to the three-month London Interbank Offered Rate plus 2.85%, which was 3.11% at year-end 2014 and 3.10% at year-end 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

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

The unfunded liability at June 30, 2014 totaled $35 and at June 30, 2013 was $192.  CFBank’s contributions for the plan year ending June 30, 2015, and the plan years ended June 30, 2014 and June 30, 2013,  totaled $64, $80 and $49, respectively.  Contributions to the plan may vary from period to period due to the change in the plan's unfunded liability. The unfunded liability is primarily related to the change in plan assets and the change in plan liability from one year to the next.  The change in plan assets is based on contributions deposited, benefits paid and the actual rate of return earned on those assets.  The change in plan liability is based on demographic changes and changes in the interest rates used to determine plan liability. In the event the actual rate of return earned on plan assets declines, the value of the plan assets will decline. In the event the interest rates used to determine plan liability decrease, plan liability will increase.  The combined effect of each change determines the change in the unfunded liability and the change in the employer contributions.

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

Funded status (market value of plan assets divided by funding target) based on valuation reports as of July 1, 2014 and 2013 was 96.51% and 82.95%, respectively.

Total contributions made to the Pentegra DB Plan, as reported on Form 5500 of the Pentegra DB Plan, totaled $136,478 and $196,473 for the plan years ended June 30, 2013 and June 30, 2012, respectively. CFBank’s contributions to the Pentegra DB Plan were not more than 5% of the total contributions to the Pentegra DB Plan.

401(k) Plan:    The Company sponsors a 401(k) plan that allows employee contributions up to the maximum amount allowable under federal tax regulations, which are currently matched in an amount equal to 25% of the first 8% of the compensation contributed.  Expense for 2014, 2013 and 2012 was $28,  $27 and $33, respectively.

Salary Continuation Agreement:  In 2004, CFBank entered into a nonqualified salary continuation agreement with the former Chairman Emeritus.  Benefits provided under the plan are unfunded, and payments are made by CFBank.  Under the plan, CFBank pays him, or his beneficiary, a benefit of $25 annually for 20 years, beginning 6 months after his retirement date, which was February 28, 2008.  The expense related to this plan totaled $12,  $12 and $47 in 2014, 2013 and 2012, respectively. The accrual is included in accrued interest payable and other liabilities in the consolidated balance sheets and totaled $247 at year-end 2014 and $260 at year-end 2013.

Life Insurance Benefits:  CFBank has entered into agreements with certain employees, former employees and directors to provide life insurance benefits which are funded through life insurance policies purchased and owned by CFBank.  The expense related to these benefits totaled $12,  ($1) and $16 in 2014, 2013 and 2012, respectively.  The accrual for CFBank’s obligation under these agreements is included in accrued interest payable and other liabilities in the consolidated balance sheets and totaled $216 at year-end 2014 and $204 at year-end 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 14 – INCOME TAXES

Income tax expense was as follows:

	2014	2013	2012
Current Federal	$-	$-	$-
Deferred Federal	-	-	-
Total	$-	$-	$-

Effective tax rates differ from the federal statutory rate of 34% applied to income (loss) before income taxes due to the following:

	2014	2013	2012
Federal Statutory rate times financial statement income (loss)	$163	$(312)	$(1,280)

Effect of:
Incentive Stock Options	75	47	3
Bank owned life insurance income	(44)	(44)	(45)
Increase (decrease) in deferred tax valuation allowance	(201)	303	1,314
Other	7	6	8
	$-	$-	$-
Effective tax rate	0%	0%	0%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Year-end deferred tax assets and liabilities were due to the following:

	2014	2013
Deferred tax assets:
Allowance for loan losses	$924	$1,002
Post-retirement death benefits	73	69
Deferred compensation	169	88
Deferred loan fees	116	44
AMT Credit	75	60
Nonaccrual interest	110	80
Net operating loss carry forward	2,112	2,487
Other	67	38
	3,646	3,868

Deferred tax liability:
FHLB stock dividend	366	366
Mortgage servicing rights	5	7
Depreciation	14	31
Prepaid expenses	61	63
Unrealized gain on securities available for sale	33	33
	479	500
Net deferred tax asset before valuation allowance	3,167	3,368
Deferred tax valuation allowance	(3,167)	(3,368)
Net deferred tax asset	$-	$-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The Company maintained a valuation allowance against the net deferred tax assets at December 31, 2014 and December 31, 2013, based on its estimate of future reversal and utilization. When determining the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded as a benefit, the Company conducts a regular assessment of all available information. This information includes, but is not limited to, taxable income in prior periods, projected future income and projected future reversals of deferred tax items. Based on these criteria, the Company determined that it was necessary to maintain a full valuation allowance against the entire net deferred tax asset.

In 2012, a recapitalization program through the sale of $22.5 million in common stock improved the capital levels of the Bank and provided working capital for the holding company. The result of the change in stock ownership associated with the stock offering, within the guidelines of Section 382 of the Internal Revenue Code of 1986, was that the Company incurred an ownership change. At year-end 2014, the Company had net operating loss carryforwards of $26,732, which expire at various dates from 2024 to 2033, and has alternative minimum tax credit carryforwards of $75, which do not expire. As a result of the ownership change, the Company's ability to utilize carryforwards that arose before the stock offering closed is limited to $163 per year. Due to this limitation, management determined it is more likely than not that $20,520 of net operating loss carryforwards will expire unutilized. As required by accounting standards, the Company reduced the carrying value of deferred tax assets, and the corresponding valuation allowance, by the $6,977 tax effect of this lost realizability.

Federal income tax laws provided additional deductions, totaling $2,250, for thrift bad debt reserves established before 1988.  Accounting standards do not require a deferred tax liability to be recorded on this amount, which otherwise would total $765 at year-end 2014.  However, if CFBank were wholly or partially liquidated or otherwise ceases to be a bank, or if tax laws were to change, this amount would have to be recaptured and a tax liability recorded.   Additionally, any distributions in excess of CFBank’s current or accumulated earnings and profits would reduce amounts allocated to its bad debt reserve and create a tax liability for CFBank. The amount of additional taxable income created by such a distribution is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Thus, if CFBank makes a distribution that reduces the amount allocated to its bad debt reserve, then approximately one and one-half times the amount used would be includible in gross income for federal income tax purposes, assuming a 34% corporate income tax rate. CFBank does not intend to make distributions that would result in a recapture of any portion of its bad debt reserve.

At December 31, 2014 and 2013, the Company had no unrecognized tax benefits recorded.  The Company does not expect the amount of unrecognized tax benefits to significantly change within the next twelve months.  The Company is subject to U.S. federal income tax and is no longer subject to federal examination for years prior to 2011.

NOTE 15 – RELATED-PARTY TRANSACTIONS

Loans to principal officers, directors and their affiliates during 2014 were as follows:

Beginning balance	$712
New loans	-
Effect of changes in composition of related parties	-
Repayments	(30)
Ending balance	$682

Deposits from principal officers, directors, and their affiliates at year-end 2014 and 2013 were $550 and $256, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 16 – STOCK-BASED COMPENSATION

The Company has three stock-based compensation plans (the Plans) as described below.  Total compensation cost that has been charged against income for the Plans was $265,  $159, and $11 for 2014, 2013 and 2012, respectively.  The total income tax benefit was $15,  $7, and $1, respectively.

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

Stock Options

The Plans permit the grant of stock options to directors, officers and employees of the Holding Company and CFBank.  Option awards are granted with an exercise price equal to the market price of the Company’s common stock on the date of grant, generally have vesting periods ranging from one to three years, and are exercisable for ten years from the date of grant.  Unvested stock options immediately vest upon a change of control.

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

There were no options granted in 2014.  The fair value of options granted in 2013 and 2012 was determined using the following weighted‑average assumptions as of the grant date.

	2014	2013	2012

Risk-free interest rate	0.00%	1.60%	1.23%
Expected term (years)	0	6	7
Expected stock price volatility	0%	88%	78%
Dividend yield	0.00%	0.00%	0.00%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

A summary of stock option activity in the Plans for 2014 follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Intrinsic Value
Outstanding at beginning of year	639,686	$1.70
Granted	-	-
Exercised	-	-
Expired	(1,200)	63.00
Cancelled or Forfeited	(17,090)	2.58
Outstanding at end of period	621,396	$1.56	8.4	$-

Expected to vest	343,331	$1.40	8.5	$-

Exercisable at end of period	278,065	$1.75	8.2	$-

During the year ended December 31, 2014, there were 17,090 stock options canceled or forfeited.  Expense associated with unvested forfeited shares is reversed.

Information related to the Plans during each year follows.  There were no options exercised in 2014 or 2013.

	2014	2013	2012
Intrinsic value of options exercised	$-	$-	$-
Cash received from option exercises	-	-	-
Tax benefit realized from option exercises	-	-	-
Weighted average fair value of options granted	$0.00	$1.03	$0.91

As of December 31, 2014, there was $137 of total unrecognized compensation cost related to nonvested stock options granted under the Plans.  The cost is expected to be recognized over a weighted-average period of 1.3 years. Substantially all of the 343,331 nonvested stock options at December 31, 2014 are expected to vest.

Restricted Stock Awards

The Plans also permit the grant of restricted stock awards to directors, officers and employees. Compensation is recognized over the vesting period of the awards based on the fair value of the stock at grant date.  The fair value of the stock is determined using the closing share price on the date of grant and shares generally have vesting periods of one to three years.  There were 953,642 shares available for stock option grants and restricted stock to be issued under the Plans at December 31, 2014.  There were no shares of restricted stock issued in 2014 or 2013.  As of December 31, 2014 and December 31, 2013, there were no nonvested restricted share awards.

There were no shares of restricted stock forfeited during the year ended December 31, 2014.  There were 1,000 shares of restricted stock forfeited during the year ended December 31, 2013,  which resulted in the reversal of previously recognized expense associated with the nonvested shares.  As of December 31, 2014 and 2013, there was no unrecognized compensation cost related to nonvested shares granted under the Plans.   The total fair value of shares vested during the years ended December 31, 2014,  2013 and 2012 was $0,  $1 and $4, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 17 – PREFERRED STOCK

Series B Preferred Stock

Commencing in April 2014, the Company conducted a private placement of up to 480,000 shares of its 6.25% Non-Cumulative Convertible Perpetual Preferred Stock, Series B (“Series B Preferred Stock”) for an offering price of $25.00 per share (the “Private Placement”).  Pursuant to the Private Placement, the Company sold an aggregate of 480,000 shares of Series B Preferred Stock on May 12, 2014 and July 15, 2014, for an aggregate offering price of $12,000.  The Series B Preferred Stock was sold by the Company with the assistance of McDonald Partners, LLC, as placement agent, on a best efforts basis.  After payment of approximately $482 in placement fees to McDonald Partners, LLC and approximately $149 of other offering expenses, the Company’s net proceeds from its sale of the 480,000 shares of Series B Preferred Stock in the Private Placement were approximately $11,369.

For each share of Series B Preferred Stock sold in the Private Placement, the Company also agreed to issue, at no additional charge, a Warrant to purchase (i) 2.00 shares of common stock of the Company if the purchaser purchased less than $700 (28,000 shares) of Series B Preferred Stock in the Private Placement, or (ii) 3.25 shares of common stock if the purchaser purchased $700 (28,000 shares) or more of Series B Preferred Stock in the Private Placement.  See Note 18- Warrants for additional information.

The Series B Preferred Stock and Warrants have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or under the securities laws of any state in reliance upon exemptions from registration thereunder, including the exemptions provided under Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder.  The Series B Preferred Stock and Warrants were sold solely to “accredited investors” as defined in Rule 501(a), and neither the Series B Preferred Stock or Warrants, nor any shares of common stock of the Company into which the Series B Preferred Stock may be converted or for which the Warrants may be exercised, may be resold for a period of at least six months from the date of issue without registration or an exemption from registration under the Securities Act and applicable state securities laws.  However, the Company has agreed to provide certain registration rights to the holders of the Warrants pursuant to the terms of a Registration Rights Agreement between the Company and each purchaser of Series B Preferred Stock and Warrants in the Private Placement.

Troubled Asset Relief Program (TARP)

On December 5, 2008, in connection with the Troubled Asset Relief Program (TARP) Capital Purchase Program, the Company issued to the Department of the Treasury (“Treasury”) 7,225 shares of Central Federal Corporation Fixed Rate Cumulative Perpetual Preferred Stock, Series A (Preferred Stock) for $7,225.  The Preferred Stock initially paid quarterly dividends at a five percent annual rate, which rate was scheduled to increase to nine percent after February 14, 2014, on a liquidation preference of $1,000 per share.

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

On September 26, 2012, pursuant to the agreement with the Treasury, the Company utilized $3,000 of the proceeds from its August 2012 stock offering to redeem the TARP obligations including deferred dividends totaling $801. The redemption included satisfaction of common stock warrants associated with the preferred stock.  The redemption was completed at a discount and resulted in an increase in common stockholders’ equity of $4,960. See Note 18 - Warrants for additional information.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 18 – COMMON STOCK WARRANTS

Series B Preferred Stock – Warrants

In connection with the issuance of the Series B Preferred Stock sold in the Private Placement, for each share of Series B Preferred Stock, the Company also agreed to issue, at no additional charge, a Warrant to purchase (i) 2.00 shares of common stock of the Company if the purchaser purchased less than $700 (28,000 shares) of Series B Preferred Stock in the Private Placement, or (ii) 3.25 shares of common stock if the purchaser purchased $700 (28,000 shares) or more of Series B Preferred Stock in the Private Placement.  Warrants to purchase an aggregate of 1,152,125 shares of common stock were issued by the Company to the purchasers of the 480,000 shares of Series B Preferred Stock sold in the Private Placement.  Subject to certain limitations, the Warrants are exercisable for a period of approximately five (5) years expiring on July 15, 2019, at a cash purchase price of $1.85 per share of common stock.

Troubled Asset Relief Program (TARP)

In connection with the issuance of the Preferred Stock associated with TARP, the Company also issued to Treasury a warrant to purchase 67,314 shares of the Company’s common stock at an exercise price of $16.10 per share, which represented an aggregate investment, if exercised for cash, of approximately $1,100 in Company common stock.  The exercise price could have been paid either by withholding a number of shares of common stock issuable upon exercise of the warrant equal to the value of the aggregate exercise price of the warrant, determined by reference to the market price of the Company’s common stock on the trading day on which the warrant is exercised, or, if agreed to by the Company and the warrant holder, by the payment of cash equal to the aggregate exercise price.  The warrant was exercisable any time before December 5, 2018.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Actual and required capital amounts and ratios are presented below at year end:

					To Be Well
					Capitalized Under
			For Capital		Applicable Regulatory		Required By
	Actual		Adequacy Purposes		Capital Standards		OCC
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio

December 31, 2014
Total Capital to risk
weighted assets	$37,898	14.18%	$21,379	8.00%	$26,724	10.00%	$32,069	12.00%

Tier 1 (Core) Capital to risk
weighted assets	34,520	12.92%	10,690	4.00%	16,034	6.00%	N/A	N/A

Tier 1 (Core) Capital to
adjusted total assets	34,520	11.03%	12,515	4.00%	15,643	5.00%	25,029	8.00%

Tangible Capital to
adjusted total assets	34,520	11.03%	4,693	1.50%	N/A	N/A	N/A	N/A

					To Be Well
					Capitalized Under
			For Capital		Applicable Regulatory		Required By
	Actual		Adequacy Purposes		Capital Standards		OCC
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio

December 31,2013
Total Capital to risk
weighted assets	$26,246	12.08%	$17,385	8.00%	$21,731	10.00%	$26,078	12.00%

Tier 1 (Core) Capital to risk
weighted assets	23,942	10.81%	8,693	4.00%	13,039	6.00%	N/A	N/A

Tier 1 (Core) Capital to
adjusted total assets	23,942	9.34%	10,061	4.00%	12,576	5.00%	20,121	8.00%

Tangible Capital to
adjusted total assets	23,492	9.34%	3,773	1.50%	N/A	N/A	N/A	N/A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The CFBank Order required CFBank to have an 8% Tier 1 (Core) Capital to adjusted total assets and 12% Total Capital to risk weighted assets.  Although the CFBank Order was terminated by the OCC effective January 23, 2014, CFBank remains subject to the heightened capital requirements imposed by the OCC and is required to maintain an 8% Tier 1 (core) Capital ratio to adjusted total assets and 12% Total Capital to risk weighted assets.  CFBank met these heightened capital requirements imposed by the OCC at December 31, 2014, and December 31, 2013.  However, even though CFBank met the heightened capital requirements, CFBank was not eligible for “well capitalized” treatment under applicable regulatory capital standards while the CFBank Order was in effect and, therefore, was considered to be “adequately capitalized” at December 31, 2013.  See Note 2.-Regulatory Order Considerations for additional information.

As a result of the sale of the Company’s Fairlawn office building during the fourth quarter of 2013 for approximately $3.2 million, which generated a gain of approximately $1.1 million (see Note 8- Premises and Equipment for additional information on the transaction), the Holding Company downstreamed $1.5 million of capital to CFBank as of October 29, 2013.  The Company sought and obtained all required regulatory “non-objection” letters from both the FED and OCC in order to consummate the transaction.

The Qualified Thrift Lender test requires at least 65% of assets be maintained in housing-related finance and other specified areas. If this test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends.  Management believes that this test was met by the Company at December 31, 2014.

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

As of December 31, 2014, CFBank could pay no dividends to the Holding Company under these regulations without receiving the prior written approval of the OCC.  Future dividend payments by CFBank to the Holding Company would be based on future earnings and regulatory approval. The payment of dividends from CFBank to the Holding Company is not likely to be approved by the OCC until CFBank is able to generate consistent earnings.

Additionally CFBank does not intend to make distributions to the Holding Company that would result in a recapture of any portion of its thrift bad debt reserve as discussed in Note 14-Income taxes.

NOTE 20 – DERIVATIVE INSTRUMENTS

Interest-rate swaps

CFBank utilizes interest-rate swaps as part of its asset liability management strategy to help manage its interest rate risk position, and does not use derivatives for trading purposes.  The notional amount of the interest-rate swaps does not represent amounts exchanged by the parties.  The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest-rate swap agreements.  CFBank was party to interest-rate swaps with a combined notional amount of $3,811 at December 31, 2014 and $7,535 at December 31, 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The objective of the interest-rate swaps is to protect the related fixed-rate commercial real estate loans from changes in fair value due to changes in interest rates.  CFBank has a program whereby it lends to its borrowers at a fixed-rate with the loan agreement containing a two-way yield maintenance provision, which will be invoked in the event of prepayment of the loan, and is expected to exactly offset the fair value of unwinding the swap.  The yield maintenance provision represents an embedded derivative which is bifurcated from the host loan contract and, as such, the swaps and embedded derivatives are not designated as hedges.  Accordingly, both instruments are carried at fair value and changes in fair value are reported in current period earnings.

CFBank currently does not have any derivatives designated as hedges.

Contingent Features:    The counterparty to CFBank’s interest-rate swaps is exposed to credit risk whenever the interest-rate swaps are in a liability position.  At December 31, 2014, CFBank had $852 in securities and cash pledged as collateral for these derivatives. Should the liability increase, CFBank will be required to pledge additional collateral.

Additionally, CFBank’s interest-rate swap instruments contain provisions that require CFBank to remain well capitalized under regulatory capital standards. The interest-rate swaps may be called by the counterparty if CFBank fails to maintain well-capitalized status under regulatory capital standards.  As of December 31, 2014, CFBank was well-capitalized under regulatory capital standards.

Summary information about the derivative instruments is as follows:

	2014	2013	2012
Notional amount	$3,811	$7,535	$7,750
Weighted average pay rate on interest-rate swaps	4.06%	3.86%	3.86%
Weighted average receive rate on interest-rate swaps	0.18%	0.19%	0.24%
Weighted average maturity (years)	4.3	3.6	4.6
Fair value of interest-rate swaps	$(318)	$(599)	$(990)
Fair value of yield maintenance provisions	$318	$599	$990

The fair value of the yield maintenance provisions and interest-rate swaps is recorded in other assets and other liabilities, respectively, in the consolidated balance sheet.  Changes in the fair value of the yield maintenance provisions and interest-rate swaps are reported currently in earnings, as other noninterest income in the consolidated statements of operations.  There were no net gains or losses recognized in earnings related to yield maintenance provisions and interest-rate swaps in 2014, 2013 or 2012.

Mortgage banking derivatives

Commitments to fund certain mortgage loans (interest rate locks) to be sold into the secondary market are considered derivatives. These mortgage banking derivatives are not designated in hedge relationships.  The Company had approximately $2,964 and $3,476 of interest rate lock commitments related to residential mortgage loans at December 31, 2014 and 2013, respectively.  The fair value of these mortgage banking derivatives was reflected by a derivative asset of $25 and $16 at December 31, 2014 and 2013, respectively, which was included in other assets in the consolidated balance sheet. Fair values were estimated based on anticipated gains on the sale of the underlying loans. Changes in the fair values of these mortgage banking derivatives are included in net gains on sales of loans. Net gains (losses) recognized in earnings related to these mortgage banking derivatives totaled $9,  ($29) and $6 in 2014, 2013, and 2012, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

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

The contractual amounts of financial instruments with off-balance-sheet risk at year end were as follows:

	2014		2013
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans	$14,992	$17,339	$8,169	$11,569
Unused lines of credit	$189	$26,955	$47	$22,993
Standby letters of credit	$-	$-	$-	$-

Commitments to make loans are generally made for periods of 60 days or less, except for construction loan commitments, which are typically for a period of one year, and loans under a specific drawdown schedule, which are based on the individual contracts.  The fixed-rate loan commitments had interest rates ranging from 3.25% to 5.00% and maturities ranging from 18 months to 30 years at December 31, 2014. The fixed-rate loan commitments had interest rates ranging from 4.0% to 5.25% and maturities ranging from 6 months to 31 years at December 31, 2013.

NOTE 22 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Central Federal Corporation follows:

	2014	2013
Assets
Cash and cash equivalents	$3,025	$3,263
Investment in banking subsidiary	34,572	23,592
Investment in and advances to other subsidiaries	220	273
Other assets	2,202	1,155
Total assets	$40,019	$28,283

Liabilities and Equity
Subordinated debentures	$5,155	$5,155
Accrued expenses and other liabilities	355	264
Stockholders' equity	34,509	22,864
Total liabilities and stockholders' equity	$40,019	$28,283

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

	2014	2013	2012

Interest income	$5	$17	$3
Other income	260	103	-
Interest expense	164	167	180
Other expense	687	666	400
Loss before income tax and undistributed subsidiaries' operations	(586)	(713)	(577)
Effect of subsidiaries' operations	1,065	(205)	(3,189)
Net income (loss)	$479	$(918)	$(3,766)
Comprehensive income (loss)	$432	$(927)	$(4,045)

	2014	2013	2012
Cash flows from operating activities
Net Income (loss)	$479	$(918)	$(3,766)
Adjustments:
Effect of subsidiaries' operations	(1,065)	205	3,189
Change in other assets and other liabilities	(1,142)	(1,052)	173
Net cash from operating activities	(1,728)	(1,765)	(404)

Cash flows from investing activities
Investment in bank subsidiary	(9,700)	(1,500)	(13,500)
Investments in other subsidiaries	54	1,866	(3)
Net cash from investing activities	(9,646)	366	(13,503)

Cash flows from financing activities
Stock issuance costs	-	(11)	-
Redemption of TARP obligation	-	-	(3,000)
Net proceeds from issuance of common stock	-	-	21,020
Dividends paid on Series B preferred stock	(233)	-	-
Net proceeds from issuance of Series B preferred stock	11,369	-	-
Net cash from financing activities	11,136	(11)	18,020

Net change in cash and cash equivalents	(238)	(1,410)	4,113

Beginning cash and cash equivalents	3,263	4,673	560

Ending cash and cash equivalents	$3,025	$3,263	$4,673

During 2013 and 2014, the Holding Company invested funds into a series of joint ventures (equity stake) for the purpose of allocating excess liquidity into higher earning assets while diversifying its revenue sources.  Each of the joint ventures is related to the development of single family real estate in the form of condominiums.  Income is recognized based on a preferred rate of return on the outstanding investment balance.  As units are sold, the Holding Company receives a return of capital and an additional incentive payment; the incentive payment is recognized as income. The investment balance outstanding in joint ventures at December 31, 2014 and December 31, 2013 was $2,184 and $1,139, respectively.  Income recognized on the joint ventures from the preferred rate of return and incentives was $223 and $102, respectively, for 2014 and 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

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

	2014	2013	2012
Basic
Net earnings (loss)	$479	$(918)	$(3,766)
Dividends on Series A preferred stock, discount on redemption and accretion of discount, net	-	-	4,632
Dividends on Series B preferred stock and accretion of discount	(421)	-	-
Earnings (loss) allocated to common stockholders	$58	$(918)	$866

Weighted average common shares outstanding including unvested share-based payment awards	15,823,710	15,823,834	6,317,032
Less: Unvested share-based payment awards	-	(210)	(2,331)
Average shares	15,823,710	15,823,624	6,314,701
Basic earnings (loss) per common share	$0.00	$(0.06)	$0.14

Diluted
Net earnings (loss) allocated to common stockholders	$58	$(918)	$866

Weighted average common shares outstanding for basic earnings (loss) per common share	15,823,710	15,823,624	6,314,701
Add: Dilutive effects of assumed exercises of stock options	30,279	-	948
Add: Dilutive effects of assumed exercises of stock warrants	-	-	-
Average shares and dilutive potential common shares	15,853,989	15,823,624	6,315,649
Diluted earnings (loss) per common share	$0.00	$(0.06)	$0.14

The following potential common shares were anti-dilutive and not considered in computing diluted earnings (loss) per common share.

	2014	2013	2012
Stock options	245,381	639,686	40,502
Series B preferred stock	6,857,143	-	-
Stock warrants	1,152,125	-	49,474

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 24 - CONTINGENT LIABILITIES

CFBank participates in a multi-employer contributory trusteed pension plan.  On August 17, 2012, CFBank was notified by the trustees of the plan that, due to CFBank’s financial performance and the CFBank Order, it was required to make a contribution or provide a letter of credit in the amount of the funding shortfall plus estimated cost of annuitization of benefits in the plan, which was determined to be $908.   CFBank obtained a letter of credit from the FHLB for this amount, which was subsequently replaced with a letter of credit from Comerica Bank.  The cost of obtaining the letter of credit was $9. The letter of credit was in place from August 28, 2012 to August 28, 2013. Subsequent to August 28, 2013 the letter of credit was no longer required.

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business.  It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Company.

NOTE 25 -  ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table summarizes the changes within each classification of accumulated other comprehensive income, net of tax, for the year ended December 31, 2014 and December 31, 2013 and summarizes the significant amounts reclassified out of each component of accumulated other comprehensive income:

Changes in Accumulated Other Comprehensive Income by Component
For the Year Ended December 31, 2014 and 2013 (1)

	Unrealized Gains and Losses on Available-for-Sale Securities

	2014	2013
Accumulated other comprehensive income (loss), beginning of period	$98	$107

Other comprehensive income (loss) before reclassifications	(47)	(9)
Amount reclassified from accumulated other comprehensive income (2)	-	-
Net current-period other comprehensive income (loss)	(47)	(9)

Accumulated other comprehensive income (loss), end of period	$51	$98

(1)	All amounts are net of tax. Amounts in parentheses indicate a reduction of other comprehensive income.

There were no amounts reclassified out of other comprehensive income for the year ended December 31, 2014 and 2013.

Central Federal Corporation and CFBank	Central Federal Corporation Officers
Board of Directors

Robert E. Hoeweler	Timothy T. O’Dell
Chief Executive Officer, Hoeweler Holdings	Chief Executive Officer
Chairman of the Board, Central Federal Corporation and CFBank

Thomas P. Ash	Thad R. Perry
Director of Governmental Relations	President
Buckeye Association of School Administrators

Edward W. Cochran	John W. Helmsdoerfer, CPA
Attorney	Executive Vice President and
Chief Financial Officer
James H. Frauenberg II
Principal Owner,
Addison Holdings LLC

Robert H. Milbourne
RHM Advisors

Timothy T. O’Dell	CFBank
Chief Executive Officer,	Executive Officers
CFBank
Timothy T. O’Dell
Thad R. Perry	Chief Executive Officer
President,
CFBank	Thad R. Perry
President

CFBank	John W. Helmsdoerfer, CPA
Office Locations (Markets Served)	Executive Vice President and
Chief Financial Officer
Worthington, Ohio (Greater Columbus)*
7000 North High Street
Worthington, Ohio 43085
614-334-7979

Woodmere, Ohio (Greater Cleveland)**
28879 Chagrin Blvd.
Woodmere, Ohio 44122
216-468-3100

Fairlawn, Ohio (Akron/Canton)*
3009 Smith Road, Suite 100
Fairlawn, Ohio 44333
330-666-7979

Wellsville, Ohio (Columbiana County)*
601 Main Street
Wellsville, Ohio 43968
330-532-1517

Calcutta, Ohio (Columbiana County)*
49028 Foulks Drive
Calcutta, Ohio 43920
330-385-4323

*  Full service branch

** Loan production office

Corporate Data

Annual Report

A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge upon written request to:

John W. Helmsdoerfer, CPA

Executive Vice President and Chief Financial Officer

Central Federal Corporation

7000 North High Street

Worthington, Ohio 43085

Phone: 614-318-4661

Fax: 614-334-7980

Email: Johnhelmsdoerfer@cfbankmail.com

Annual Meeting

The Annual Meeting of Shareholders of Central Federal Corporation will be held at 10 a.m. on Wednesday, May 20, 2015, at the New Albany Country Club, 1 Club Lane,  New Albany, Ohio 43054.

Shareholder Services

Registrar and Transfer Company serves as transfer agent for Central Federal Corporation shares. Communications regarding change of address, transfer of shares or lost certificates should be sent to:

Computershare, Inc.

250 Royall Street

Canton, MA 02021

Phone: 1-800-368-5948