Form 10-K, Exhibit 13
period 2015-12-31
CENTRAL FEDERAL CORP
filed 2016-03-23
CIK 1070680

Exhibit 13.1

Annual Report to Security Holders For the Fiscal Year ended December 31, 2015

TABLE OF CONTENTS	Page

MESSAGE TO STOCKHOLDERS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Selected Financial and Other Data	1

Forward-Looking Statements	3

General	5

Cease and Desist Orders	6

Financial Condition	7

Comparison of Results of Operations for 2015 and 2014	12

Comparison of Results of Operations for 2014 and 2013	14

Quantitative and Qualitative Disclosures about Market Risk	17

Liquidity and Capital Resources	19

Impact of Inflation	21

Critical Accounting Policies	21

Market Prices and Dividends Declared	23

FINANCIAL STATEMENTS

Management’s Report on Internal Control Over Financial Reporting	1

Report of Independent Registered Public Accounting Firm	2

Consolidated Financial Statements	3

Notes to Consolidated Financial Statements	8

BOARD OF DIRECTORS AND OFFICERS	62

CFBANK LOCATIONS	62

CORPORATE DATA	63

Annual Report	63

Annual Meeting	63

Shareholder Services	63

Dear Shareholders,

During 2015, our CFBank team continued to build on our positive momentum and results by significantly improving our operating performance and credit quality while continuing to increase earnings.

We believe that CFBank is well on its way to becoming a full-service Business Bank.  We expect that our commercial and industrial (C&I) lending will continue to become a more significant portion of our business lending volume and growth.  At the same time, we intend to increase our focus in 2016 on equipment financing to further expand and broaden our commercial client base.

Our geographic presence currently extends along I-71 from Cleveland, to Akron, to Columbus, giving CFBank access to three major metropolitan markets in addition to our two Community Banks located in Columbiana County.

During 2015, we increased our net loan balances by 15.6% while at the same time growing our deposits by 12.4%.  Our net interest income, the primary driver of earnings, increased by 12.3% during 2015.

During the fourth quarter of 2015, we were able to reverse our valuation allowance held against our deferred tax asset in part as a result of our continued improvement in earnings over the past seven quarters.  This resulted in a credit to income tax expense of $3.2 million and a corresponding increase in our stockholders’ equity.

Our CFBank business model, which emphasizes responsiveness along with delivery through experienced relationship managers as well as providing direct access to top executives and decision makers, has been well received by businesses and entrepreneurs.  Our experienced bankers target top businesses and industry performers in our market areas.

As we move into 2016, we believe that our loan pipelines remain strong.  At the same time, we continue to experience strong credit quality in our existing loan portfolios.  We believe we have sufficient capital (which includes reserves held at the Holding Company) to support our continued quality growth and expansion.

Our objectives for 2016 include leveraging earnings by continuing to organically grow loans and increase our level of earning assets. With our solid loan and business pipelines, we feel that we are well positioned to continue to achieve solid and profitable growth.

While we have no current acquisition plans, we are always on the look out for potential acquisitions that might provide a strategic fit and further our growth and expansion goals.   While any potential acquisition would involve incremental additions to staff and investment in additional infrastructure, we believe that we have already made much of the investment in the past few years that would support this type of growth and expansion.   In addition, CFBank’s executive team and Board of Directors have substantial experience in evaluating and integrating potential acquisitions which we believe can be successfully leveraged if and when we decide to pursue a strategic acquisition.

We are particularly pleased with the progress our CFBank team has made this year in improving the operating performance of our Bank.

Our Leadership Team and Board of Directors remains committed to increasing earnings, and driving shareholder value.

/s/ Timothy T. O’Dell

Timothy T. O’Dell

President and Chief Executive Officer

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

	At December 31,
	2015	2014	2013	2012	2011
	(Dollars in thousands)
Selected Financial Condition Data:
Total assets	$351,293	$315,588	$255,748	$215,035	$250,920
Cash and cash equivalents	25,895	28,207	19,160	25,152	61,436
Securities available for sale	9,368	10,445	9,672	17,639	18,516
Loans held for sale	889	3,505	3,285	623	1,210
Loans, net (1)	297,064	257,085	207,141	153,043	151,160
Allowance for loan and lease loss (ALLL)	6,620	6,316	5,729	5,237	6,110
Nonperforming assets	3,061	3,184	7,374	7,881	10,671
Foreclosed assets	1,636	1,636	1,636	1,525	2,370
Other intangible assets	-	-	-	49	89
Deposits	290,467	258,315	208,309	173,508	217,049
FHLB advances	14,500	14,500	10,000	10,000	15,742
Other secured borrowings	-	-	6,526	-	-
Subordinated debentures	5,155	5,155	5,155	5,155	5,155
Total stockholders' equity	38,312	34,509	22,864	23,643	9,944

	At December 31,
	2015	2014	2013	2012	2011
	(Dollars in thousands)
Summary of Operations:
Total interest income	$12,405	$10,611	$7,500	$7,268	$9,656
Total interest expense	2,608	1,889	2,113	2,633	3,478
Net interest income	9,797	8,722	5,387	4,635	6,178
Provision for loan losses	250	278	496	1,129	3,375
Net interest income (loss) after provision for loan losses	9,547	8,444	4,891	3,506	2,803
Noninterest income:
Net gain (loss) on sale of securities	(12)	-	-	143	353
Other	1,360	1,492	1,893	862	770
Total noninterest income	1,348	1,492	1,893	1,005	1,123
Noninterest expense	9,611	9,457	7,702	8,277	9,351
Income (loss) before income taxes	1,284	479	(918)	(3,766)	(5,425)
Income tax expense (benefit)	(3,193)	-	-	-	-
Net income (loss)	$4,477	$479	$(918)	$(3,766)	$(5,425)
Dividends on Series B preferred stock and accretion of discount	(857)	(421)	-	-	-
Dividends on Series A preferred stock and accretion of discount	-	-	-	(328)	(425)
Discount on redemption of Series A preferred stock	-	-	-	4,960	-
Net income (loss) available to common stockholders	$3,620	$58	$(918)	$866	$(5,850)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

	At December 31,
	2015	2014	2013	2012	2011
	(Dollars in thousands)
Selected Financial Ratios and Other Data:
Performance Ratios (2)
Return on average assets	1.36%	0.17%	(0.39%)	(1.65%)	(1.99%)
Return on average equity	12.84%	1.67%	(4.04%)	(24.29%)	(42.69%)
Average yield on interest-earning assets (3)	4.06%	4.03%	3.51%	3.48%	3.82%
Average rate paid on interest-bearing liabilities	1.00%	0.85%	1.12%	1.37%	1.47%
Average interest rate spread (4)	3.06%	3.18%	2.39%	2.11%	2.35%
Net interest margin, fully taxable equivalent (5)	3.21%	3.31%	2.52%	2.22%	2.44%
Average interest-earning assets to interest bearing liabilities	117.42%	119.19%	113.05%	108.41%	106.73%
Efficiency ratio (6)	86.14%	92.59%	105.11%	137.98%	117.62%
Noninterest expenses to average assets	2.92%	3.31%	3.26%	3.62%	3.43%
Common stock dividend payout ratio	n/m	n/m	n/m	n/m	n/m

Capital Ratios: (2)
Equity to total assets at end of period	10.91%	10.93%	8.94%	10.99%	3.96%
Average equity to average assets	10.60%	10.05%	9.60%	6.78%	4.66%
Tangible capital ratio (7)	n/a	11.03%	9.34%	10.97%	5.39%
Core capital ratio (7)	11.12%	11.03%	9.34%	10.97%	5.39%
Total risk-based capital ratio (7)	13.67%	14.18%	12.08%	15.53%	10.30%
Tier 1 risk-based capital ratio (7)	12.40%	12.92%	10.81%	14.26%	9.02%
Common Equity tier 1 capital to risk weighted assets (7)	12.40%	n/a	n/a	n/a	n/a

Asset Quality Ratios: (2)
Nonperforming loans to total loans (8)	0.47%	0.59%	2.70%	4.02%	5.28%
Nonperforming assets to total assets (9)	0.87%	1.01%	2.88%	3.66%	4.25%
Allowance for loan losses to total loans	2.18%	2.39%	2.69%	3.31%	3.89%
Allowance for loan losses to nonperforming loans (8)	464.56%	408.01%	99.85%	82.39%	73.61%
Net charge-offs (recoveries) to average loans	(0.02)%	(0.13)%	0.00%	1.43%	3.97%

Per Share Data: (10)
Basic earnings (loss) per common share	$0.23	$0.00	$(0.06)	$0.14	$(7.09)
Diluted earnings (loss) per common share	0.20	0.00	(0.06)	0.14	(7.09)
Dividends declared per common share	-	-	-	-	-
Tangible book value per common share at end of period	1.64	1.42	1.44	1.48	3.30

(1)	Loans, net represents the recorded investment in loans net of the ALLL.
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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

FORWARD LOOKING STATEMENTS

Statements in this annual report that are not statements of historical fact are forward-looking statements which are made in good faith by us. Forward-looking statements include, but are not limited to: (1) projections of revenues, income or loss, earnings or loss per common share, capital structure and other financial items; (2) plans and objectives of the management or Boards of Directors of Central Federal Corporation (the “Holding Company”) or CFBank; (3) statements regarding future events, actions or economic performance; and (4) statements of assumptions underlying such statements.  Words such as "estimate," "strategy," "may," "believe," "anticipate," "expect," "predict," "will," "intend," "plan," "targeted," and the negative of these terms, or similar expressions, are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.  Various risks and uncertainties may cause actual results to differ materially from those indicated by our forward-looking statements.  The following, among other factors, could cause such differences:

•

changes in economic and political conditions could adversely affect our earnings through declines in deposits, loan demand, the ability of our customers to repay loans and the value of the collateral securing our loans;

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

•	our ability to continue to meet regulatory requirements and guidelines to which we are subject;
•	our ability to generate profits in the future;
•	our ability to raise additional capital in the future, if necessary;
•	changes in tax laws, rules and regulations;
•	increases in deposit insurance rates or premiums;
•	further legislative and regulatory changes which may increase compliance costs and burdens;
•	unexpected losses of key management;
•

various monetary and fiscal policies and regulations, including those determined by the Board of Governors of the Federal Reserve System (the “FRB”), the Federal Deposit Insurance Corporation (the “FDIC”) and the Office of the Comptroller of the Currency (the “OCC”);

•	competition with other local and regional commercial banks, savings banks, credit unions and other non-bank financial institutions;
•	our ability to grow our core businesses;
•	our ability to effectively manage our growth;
•	any failure, interruption or breach in security of our communications and information systems;
•	technological factors which may affect our operations, pricing, products and services;

Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	unanticipated litigation, claims or assessments; and
•	Management's ability to manage these and other risks.

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

Net income is also affected by, among other things, provisions for loan losses, loan fee income, service charges, gains on loan sales, operating expenses, and taxes.  Operating expenses principally consist of employee compensation and benefits, occupancy, FDIC insurance premiums and other general and administrative expenses.  In general, results of operations are significantly affected by general economic and competitive conditions, changes in market interest rates and real estate values, government policies and actions of regulatory authorities.  Our regulators have extensive discretion in their supervisory and enforcement activities, including the authority to impose restrictions on our operations, to classify our assets and to require us to increase the level of our allowance for loan losses.  Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our business, financial condition, results of operations and/or cash flows.

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

Effective as of January 23, 2014, the OCC released and terminated the CFBank Order based upon the improved capital position of CFBank, among other factors.  Following the release of the CFBank Order, CFBank was required to continue to maintain a minimum Tier 1 Leverage Capital Ratio of 8% and a Total Risk-based Capital to Risk-Weighted Assets ratio of 12% until December 23, 2015.  In addition, in connection with the release and termination of the CFBank Order, CFBank made certain commitments to the OCC to continue to adhere to certain prudent practices, including, without limitation, maintaining a written program to continue to improve CFBank’s credit underwriting and administrative process; take actions to protect its interest in criticized assets as identified by CFBank, the OCC examiners or its external loan review process and implement its written program to effectively identify, monitor, control and continue to reduce the level of credit risk to CFBank; review and monitor progress against such plan with the Board of Directors and continue CFBank’s aggressive workout efforts and individualized workout plans on all criticized assets greater than $250,000.  The foregoing commitments remained in place until December 23, 2015.    See Note 2 to the consolidated financial statements included in this annual report for additional information regarding the Orders.

On May 15, 2014, the FRB announced the termination of the Holding Company Order, effective as of May 9, 2014.  Following the termination of the Holding Company Order, the Holding Company was required to continue to adhere to certain requirements and restrictions based on commitments made to the FRB in connection with the termination of the Holding Company Order.  These commitments required the Holding Company, among other things, to continue to implement certain actions in accordance with the capital plan previously submitted to the FRB; not declare or pay dividends on its stock, purchase or redeem its stock, or accept dividends or other capital distributions from CFBank without the prior written approval of the FRB; not incur, increase or guarantee any debt without the prior written consent of the FRB; and provide prior written notice to the FRB with respect to certain changes in directors and senior executive officers.  The foregoing commitments remained in place until January 8, 2016.    See Note 2 to the consolidated financial statements included in this Annual Report for additional information regarding the Orders.

The significant directives contained in the Orders and the commitments made by CFBank and the Holding Company in connection with the release and termination of the Orders provided challenges for the operation of our business and our ability to effectively compete in our markets over the past several years.    In addition, the Orders and our commitments to the regulators, as described above, required that we obtain approval from our regulators for any deviations from our business plan, which limited our flexibility to make changes to the scope of our business activities.  We also incurred significant additional regulatory compliance expense in connection with the Orders and our regulatory commitments.  Although we are no longer subject to the Orders or the regulatory commitments made following the release of the Orders, we remain subject to extensive supervision and regulation by our regulators and it is possible that regulatory compliance expenses could continue to have a material adverse impact on us in the future.

Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies.  Generally, CFBank may pay dividends to the Holding Company without prior approval as long as the dividend does not exceed the total of the current calendar year-to-date earnings plus any earnings from the previous two years not already paid out in dividends, and as long as CFBank remains well capitalized after the dividend payment.  Future dividend payments by CFBank to the Holding Company would be based on future earnings and, if necessary, regulatory approval.  Management believes that the Holding Company has adequate operating capital for the foreseeable future. The Holding Company had $2.7 million in cash and cash equivalents at December 31, 2015.

Management’s discussion and analysis represents a review of our consolidated financial condition and results of operations for the periods presented.  This review should be read in conjunction with our consolidated financial statements and related notes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

General.    Assets totaled $351.3 million at December 31, 2015 and increased  $35.7 million, or 11.3%, from $315.6 million at December 31, 2014.  The increase was primarily due to a $40.0 million increase in net loan balances, partially offset by a $2.6 million decrease in loans held for sale and a $2.3 million decrease in cash and cash equivalents.

Cash and cash equivalents.    Cash and cash equivalents totaled $25.9 million at December 31, 2015, and decreased  $2.3 million, or 8.2%, from $28.2 million at December 31, 2014.  The decrease in cash and cash equivalents was primarily due to the use of cash to fund loan growth.

Securities. Securities available for sale totaled $9.4 million at December 31, 2015, and decreased  $1.1 million, or 10.3%, compared to $10.4 million at December 31, 2014.  The decrease was due to maturities, repayments and an early redemption of a $885,000 municipal security.

Loans.    Net loans totaled $297.1 million at December 31, 2015, and increased $40.0 million, or 15.6%, from $257.1 million at December 31, 2014. The increase was primarily due to a $30.5 million increase in single-family loan balances, a $5.4 million increase in commercial real estate loan balances, a $4.9 million increase in home equity lines of credit balances, and a $1.0 million increase in construction loan balances, partially offset by a $2.8 million decrease in commercial loan balances.  The increase in single-family residential loan balances was primarily attributed to an increase in balances associated with our Northpointe mortgage program.  The increase in home equity lines of credit, construction loans and multi-family loans was due to increased sales activity, coupled with draws on existing lines or construction loans.  The decline in commercial loan balances was due to loan repayments.

CFBank has participated in a Mortgage Purchase Program with Northpointe Bank (Northpointe), a Michigan banking corporation, since December 2012.  Pursuant to the terms of a participation agreement, CFBank purchases participation interests in loans made by Northpointe related to fully underwritten and pre-sold mortgage loans originated by various prescreened mortgage brokers located throughout the U.S.  The underlying loans are individually (MERS) registered loans which are held until funded by the end investor.  The mortgage loan investors include Fannie Mae and Freddie Mac, and other major financial institutions such as Wells Fargo Bank.  This process on average takes approximately 14 days.  Given the short-term holding period of the underlying loans, common credit risks (such as past due, impairment and TDR, nonperforming, and nonaccrual classification) are substantially reduced.  Therefore, no allowance is allocated by CFBank to these loans.  These purchased loans are classified as portfolio loans.  These loans are 100% risk rated for CFBank capital adequacy purposes.  Northpointe maintains an ownership interest in each loan it participates.  Effective December 18, 2014, the participation agreement was amended and CFBank agreed to increase the level of interest in loans it purchases from Northpointe from 80% to 95% of the aforementioned loans. As a result, Northpointe now maintains a 5% (reduced from 20%) ownership interest in each loan it participates.   During the twelve months ended December 31, 2015 and December 31, 2014, loan origination activity totaled $722.2 and $271.4 million, respectively, and payoffs for the same period totaled $703.7 and $259.2 million, respectively.  At December 31, 2015 and December 31, 2014, CFBank held $43.5 million and $25.0 million, respectively, of such loans which are included in single-family residential loan totals.

Allowance for loan losses (ALLL).  The allowance for loan losses totaled $6.6 million at December 31, 2015, and increased  $304,000, or 4.8%, from $6.3 million at December 31, 2014.    The increase in the ALLL is due to a combination of factors including a 15.3% increase in overall loan balances and net recoveries during the twelve months ended December 31, 2015, which was partially offset by continued improvement in credit quality and a 8.0% decrease in nonperforming loans.    The ratio of the ALLL to total loans was 2.18% at December 31, 2015, compared to 2.39% at December 31, 2014.  In addition, the ratio of the ALLL to nonperforming loans improved to 464.6% at December 31, 2015, compared to 408.0% at December 31, 2014.

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

Individually impaired loans totaled $5.8 million at December 31, 2015, and decreased $502,000, or 8.0%, from $6.3 million at December 31, 2014.  The decrease was primarily due to loan repayments.  The amount of the ALLL specifically allocated to individually impaired loans totaled $20,000 at December 31, 2015 and $64,000 at December 31, 2014.   The decrease in the ALLL specifically allocated to impaired loans was primarily due to loan repayments.

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

Nonperforming loans, which are nonaccrual loans and loans 90 days past due but still accruing interest, decreased $123,000, or 8.0%, and totaled $1.4 million at December 31, 2015, compared to $1.5 million at December 31, 2014.  The ratio of nonperforming loans to total loans was 0.47% at December 31, 2015, compared to 0.59% at December 31, 2014.

The following table presents information regarding the number and balance of nonperforming loans at December 31, 2015 and December 31, 2014.

	December 31, 2015		December 31, 2014
	# of loans	Balance	# of loans	balance

Commercial	3	$224	3	$369
Single-family residential real estate	12	640	9	549
Multi-family residential real estate	-	-	-	-
Commercial real estate	1	446	1	477
Home equity lines of credit	2	115	2	153
Total	18	$1,425	15	$1,548

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Nonaccrual loans include some loans that were modified and identified as TDRs and the loans are not performing.  TDRs included in nonaccrual loans totaled $356,000 at December 31, 2015 and $422,000 at December 31, 2014.    The decrease in TDRs included in nonaccrual loans was primarily due loan repayments.

Nonaccrual loans at December 31, 2015 and December 31, 2014 do not include $4.9 million and $5.2 million, respectively, of TDRs where customers have established a sustained period of repayment performance, generally six months, loans are current according to their modified terms and repayment of the remaining contractual payments is expected.  These loans are included in total impaired loans.    See Notes 1 and 4 to our consolidated financial statements included in this annual report for additional information regarding impaired loans and nonperforming loans.

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

The level of total criticized and classified loans decreased by $2.3 million during the twelve months ended December 31, 2015 due to management’s on-going efforts to improve credit quality and continued payments by customers.  Loans designated as special mention increased $5.0 million, or 212.8%, and totaled  $7.4 million at December 31, 2015, compared to $2.4 million at December 31, 2014.  Loans classified as substandard decreased $7.3 million, or 56.4%, and totaled $5.6 million at December 31, 2015, compared to $12.9 million at December 31, 2014.  No loans were classified as doubtful at December 31, 2015 and December 31, 2014.  See Note 4 to our consolidated financial statements included in this annual report for additional information regarding risk classification of loans.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Total past due loans increased $242,000, or 21.1%, and totaled $1.4 million at December 31, 2015, compared to $1.1 million at December 31, 2014.  Past due loans totaled 0.5% of the loan portfolio at December 31, 2015, compared to 0.4% at December 31, 2014.    See Note 4 to our consolidated financial statements for additional information regarding loan delinquencies.

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

Unsecured commercial loans may present a higher risk of non-collection than secured commercial loans.  Unsecured commercial loans totaled $2.6 million, or 5.9% of the commercial loan portfolio, at December 31, 2015 and $3.9 million, or 8.4% of the commercial loan portfolio, at December 31, 2014. The unsecured loans are primarily lines of credit to small businesses in CFBank’s market area and are guaranteed by the small business owners.  At December 31, 2015 and December 31, 2014, none of the unsecured loans were 30 days or more delinquent.

Loans that contain interest only payments may present a higher risk than those loans with an amortizing payment that includes periodic principal reductions. Interest only loans are primarily commercial lines of credit secured by business assets and inventory, and consumer home equity lines of credit secured by the borrower’s primary residence. Due to the fluctuations in business assets and inventory of our commercial borrowers, CFBank has increased risk due to a potential decline in collateral values without a corresponding decrease in the outstanding principal.  Interest only commercial lines of credit totaled $16.5 million, or 37.7% of the commercial loan portfolio, at December 31, 2015 compared to $17.9 million, or 38.4%, at December 31, 2014.  Given the recessionary effects of the economy in the past several years, the collateral that secures the home equity lines of credit may have experienced a deterioration in value since the loan was originated, increasing the risk to CFBank. Interest only home equity lines of credit totaled $19.2 million, or 85.8% of total home equity lines of credit, at December 31, 2015 compared to $14.9 million, or 85.2%, at December 31, 2014.

We believe the ALLL is adequate to absorb probable incurred credit losses in the loan portfolio as of December 31, 2015; however, future additions to the allowance may be necessary based on factors including, but not limited to, further deterioration in client business performance, continued or deepening recessionary economic conditions, declines in borrowers’ cash flows and market conditions which result in lower real estate values.  Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the ALLL.  Such agencies may require additional provisions for loan losses based on judgments and estimates that differ from those used by management, or on information available at the time of their review.  Management continues to diligently monitor credit quality in the existing portfolio and analyze potential loan opportunities carefully in order to manage credit risk.  An increase in loan losses could occur if economic conditions and factors which affect credit quality, real estate values and general business conditions worsen or do not improve.

Foreclosed assets.  Foreclosed assets totaled $1.6 million at December 31, 2015 and remained constant compared to $1.6 million at December 31, 2014.  Foreclosed assets at December 31, 2015 and December 31, 2014 consisted of one multi-family property that was transferred into REO at fair value at the time of transfer in 2013.  The level of foreclosed assets and charges to foreclosed assets expense may increase in the future as we increase our workout efforts related to foreclosed assets, nonperforming loans and other loans with credit issues.

Premises and equipment.  Premises and equipment, net, totaled $3.6 million at December 31, 2015, and decreased  $166,000, or 4.4%, from $3.8 million at December 31, 2014.  See Note 8 – Premises and Equipment to our consolidated financial statements included in this annual report for additional information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Deposits.    Deposits totaled $290.5 million at December 31, 2015, an increase of $32.2 million, or 12.4%, from $258.3 million at December 31, 2014.    The increase is primarily attributed to a $21.2 million increase in money market account balances, a $5.8 million increase in certificate of deposit account balances, a $5.9 million increase in noninterest checking account balances, partially offset by a $310,000 decrease in savings account balances.  Also, the majority of the deposit increase was a result of management’s focused sales and marketing efforts to grow core deposits to fund loan growth.

Noninterest bearing checking account balances totaled $42.9 million at December 31, 2015 and increased $5.9 million, or 15.9%, from $37.0 million at December 31, 2014. The majority of this increase is attributable to our focused sales efforts to grow core deposits and to expand our relationship opportunities with our customers.

Certificate of deposit account balances totaled $142.9 million at December 31, 2015 and increased $5.8 million, or 4.2%, from $137.2 million at December 31, 2014.  The increase was due to a $25.3 million increase in retail certificate of deposit accounts, partially offset by a $19.6 million increase in brokered and listing service deposits.

CFBank is a participant in the Certificate of Deposit Account Registry Service® (CDARS) program, a network of banks that allows us to provide our customers with FDIC insurance coverage on certificate of deposit account balances up to $50 million.  CDARS balances are considered brokered deposits by regulation.  Brokered deposits, including CDARS balances, totaled $22.1 million at December 31, 2015, and decreased $7.2 million, or 24.7%, from $29.3 million at December 31, 2014.  The decrease in brokered is primarily due to the maturity of brokered certificate of deposits, CDARS one-way deposits and the decrease in customers’ CDARS balances.  See the section titled “Liquidity and Capital Resources” for additional information regarding regulatory restrictions on brokered deposits.  Customer balances in the CDARS program totaled $9.3 million at December 31, 2015 and decreased $856,000, or 8.4%, from $10.2 million at December 31, 2014.

FHLB advances.    FHLB advances remained constant and totaled $14.5 million at both December 31, 2015 and December 31, 2014.    See the section titled “Liquidity and Capital Resources”  for additional information regarding FHLB advances.

Subordinated debentures.    Subordinated debentures totaled $5.2 million at both December 31, 2015 and December 31, 2014.  These debentures were issued in 2003 in exchange for the proceeds of a $5.0 million trust preferred securities offering issued by a trust formed by the Holding Company.  The terms of the subordinated debentures allow for the Holding Company to defer interest payments for a period not to exceed five years.  The Holding Company’s Board of Directors elected to defer interest payments on the subordinated debentures from time to time beginning in December 2010 in order to preserve cash at the Holding Company.  However, in June 2014, the Holding Company paid all deferred and current interest payments in the amount of $293, with the prior approval of the FRB.  The Holding Company has subsequently paid the interest current on the subordinated debentures on a quarterly basis through December 31, 2015, after receiving the prior approval or written non-objection of the FRB to make such payments as required by the terms of the Holding Company Order and the subsequent commitments made by the Company following the termination of the Holding Company Order.  Effective as of January 8, 2016, the Holding Company is no longer required to obtain the prior approval or non-objection of the FRB in order to pay current quarterly interest on the subordinated debentures.

Stockholders’ equity.  Stockholders’ equity totaled $38.3 million at December 31, 2015, an increase of $3.8 million, or 11.0%, from $34.5 million at December 31, 2014.  The increase in total stockholders’ equity was primarily attributed to net income, which was partially offset by the dividend paid on the Company’s Series B Preferred Stock.  See Note 17 to the consolidated financial statements included in this annual report for additional information.

Management continues to proactively monitor capital levels and ratios in its on-going capital planning process and to ensure compliance with applicable regulatory requirements and guidelines.  CFBank has leveraged its capital to support balance sheet growth and drive increased net interest income.  Management remains focused on growing capital though improving results from operations; however, should the need arise, CFBank has additional sources of capital and alternatives it could utilize to remain in compliance with the capital requirements and guidelines to which CFBank is subject.

Currently, the Holding Company has excess cash to cover its expenses for the foreseeable future, and could inject capital into CFBank if necessary for CFBank to remain in compliance with its required capital ratios.  Also, CFBank has the flexibility to manage its balance sheet size as a result of the short duration of certain assets, such as the loans originated and sold under the Northpointe mortgage program, as well as to deploy those assets into higher earning assets to improve net interest income as the opportunity presents itself.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Results of Operations for 2015 and 2014

General.    Net income for the twelve months ended December 31, 2015 totaled $4.5 million and increased $4.0 million compared to net income of $479,000 for the twelve months ended December 31, 2014.  The increase in net income was due to a $3.2 million credit to income tax expense as a result of the reversal of a deferred tax valuation allowance, a $1.1 million increase in net interest income and a $28,000 decrease in provision expense, partially offset by a $144,000 decrease in noninterest income and a $154,000 increase in noninterest expenses.

Net income attributable to common stockholders totaled $3.6 million, or $0.20 per diluted common share, for the year ended December 31, 2015, compared to net income attributable to common stockholders of $58,000, or $0.00 per diluted common share, for the year ended December 31, 2014.    The dividend and accretion of discount on the Series B Preferred Stock decreased the net income attributable to the common stockholders by $857,000 for the year ended December 31, 2015 compared to $421,000 for the year ended December 31, 2014 (during which the Series B Preferred Stock was outstanding for only approximately six months).

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

Net interest income totaled $9.8 million for the year ended December 31, 2015 and increased $1.1 million, or 12.3%, compared to $8.7 million for the year ended December 31, 2014.  The increase in net interest income was primarily due to a $1.8 million, or 16.9%, increase in interest income, partially offset by a $719,000, or 38.1%, increase in interest expense.  The increase in interest income was primarily attributed to a $41.9 million, or 15.9%, increase in average interest-earnings assets outstanding, and a 3bps increase in average yield on interest-earning assets. The increase in interest expense was attributed to a $39.0 million, or 17.7%, increase in average interest-bearing liabilities outstanding and a 15bps increase in the average cost of funds on interest-bearing liabilities.  As a result, net interest margin of 3.21% for the year ended December 31, 2015 decreased 10bps compared to the net interest margin of 3.31% for the year ended December 31, 2014.

Interest income totaled $12.4 million and increased $1.8 million, or 16.9%, for the twelve months ended December 31, 2015, compared to $10.6 million for the twelve months ended December 31, 2014. The increase in interest income was primarily due to a $36.8 million, or 15.7%, increase in average loans and loans held for sale balances from $234.2 million at December 31, 2014, to $270.9 million at December 31, 2015, and a 8bps improvement in the average yield on loans and loans held for sale.

Interest expense totaled $2.6 million and increased $719,000, or 38.1%, for the year ended December 31, 2015, compared to $1.9 million for the year ended December 31, 2014.  The increase in interest expense resulted primarily from increased deposit costs due to a $39.5 million, or 19.6%, increase in average interest-bearing deposit balances. The overall cost of funds on total interest-bearing deposits increased 14bps to 92bps at December 31, 2015 compared to 78bps at December 31, 2014.

Provision for loan losses.  The provision for loan losses totaled $250,000 for the twelve months ended December 31, 2015 and decreased $28,000, or 10.1%, compared to $278,000 for the twelve months ended December 31, 2014.  The decrease in the provision for loan losses for the year ended December 31, 2015 was primarily due to improved credit quality, a continued decrease in historical loss rates, net recoveries and improving coverage ratios.  Net recoveries for the year ended December 31, 2015 totaled $54,000 and decreased $255,000 compared to net recoveries of $309,000 for the year ended December 31, 2014.  The variance is primarily due to a large commercial real estate loan recovery in 2014.  The ratio of the ALLL to nonperforming loans at December 31, 2015 improved to 464.6% compared to 408.0% at December 31, 2014.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following table presents information regarding net charge-offs for 2015 and 2014.

	2015	2014
	Charge-offs (recoveries)
(Dollars in thousands)
Commercial	$(17)	$39
Single-family residential real estate	39	(4)
Multi-family residential real estate	-	-
Commercial real estate	(8)	(344)
Home equity lines of credit	(72)	2
Other consumer loans	4	(2)
Total	$(54)	$(309)

See the section titled “Financial Condition – Allowance for loan losses” for additional information.

Noninterest income.    Noninterest income for the year ended December 31, 2015 totaled $1.3 million, and decreased $144,000, or 9.7%, compared to $1.5 million for the year ended December 31, 2014.  The decrease was primarily due to a $211,000 decrease in net gains on sales of loans, partially offset by a $79,000 increase in service charges on deposit accounts.  The decrease in the net gains on sales of loans was primarily due to lower sales activity.  The increase in service charges on deposit accounts was related to increased deposit growth and account relationships.

Noninterest expense.  Noninterest expense for the year ended 2015 totaled $9.6 million and increased $154,000, or 1.6%, compared to the $9.5 million recognized in 2014.  The overall increase in operating expenses is primarily attributed to a $308,000 increase in salaries and employee benefits, a $157,000 increase in data processing expenses, and a $125,000 increase in loan expense, partially offset by a $261,000 decrease in professional fees and a $191,000 decrease in foreclosed asset related expenses.

Salaries and benefit expenses increased primarily due to an increase in personnel in the credit administration, operations and treasury management areas.  The increase in data processing expenses was driven by expanded information technology services associated with the Company’s growth and expansion, along with investments in our infrastructure.  The increase in loan expense was primarily due to increased expenses incurred to obtain updated appraisals on certain loans coupled with other related loan costs.  Professional fees decreased due to lower consulting fees than the prior year as various projects were completed, while the decrease in foreclosed asset expense was a result of lower maintenance costs required from the prior year.

Income taxes.    Our deferred tax assets are composed of U.S. net operating losses (“NOLs”), and other temporary book to tax differences.  The Company recorded a deferred tax valuation allowance which reduced the Company’s deferred tax asset to zero beginning in 2009 and continuing through the year ended December 31, 2014.  The Company maintained this valuation allowance against the net deferred tax assets at December 31, 2014 based on its estimate of future reversal and utilization.  As a result, there was no income tax benefit recorded for the year ended December 31, 2014.

When determining the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded as a benefit, the Company conducts a regular assessment of all available information. This information includes, but is not limited to, taxable income in prior periods, projected future income and projected future reversals of deferred tax items.  Based on these criteria, the Company determined as of December 31, 2015, in part because the Company had achieved seven consecutive quarters of pretax income, that it was no longer necessary to maintain a full valuation allowance against the entire net deferred tax asset.  As a result, the valuation allowance on the deferred tax asset was reversed which resulted in a credit to income tax expense of $3.2 million.

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

Noninterest income.    Noninterest income for the year ended December 31, 2014 totaled $1.5 million, and decreased $401,000, or 21.2%, compared to $1.9 million for the year ended December 31, 2013.  The decrease was primarily due to a  gain realized on the sale of the Company’s corporate office building and certain furniture and fixtures of approximately $1.1 million in 2013, partially offset by a $448,000 increase in gains recognized on the sale of residential mortgages, a $206,000 increase in other noninterest income and a $59,000 increase in service charges on deposit accounts in 2014.

The increase in net gains on sales of loans was due to increased sales activities associated with the Company’s ramp up and expansion of the mortgage business.  The $206,000 increase in other noninterest income was primarily due to a $33,000 increase in merchant services income and a $125,000 increase in revenue resulting from the Company’s joint ventures, as discussed in Note 22 to our consolidated financial statements.  The increase in service charges on deposits was due to an increase in account levels and pricing changes.

Noninterest expense.  Noninterest expense for the year ended 2014 totaled $9.5 million and increased $1.8 million, or 22.8%, compared to the $7.7 million recognized in 2013.  The overall increase in operating expenses was primarily attributed to a $596,000 increase in salaries and employee benefits, a $283,000 increase in foreclosed asset expense, a $265,000 increase in data processing, a $245,000 increase in occupancy and equipment, a $219,000 increase in professional fees and a $97,000 in director fees.

Salaries and benefit expenses increased primarily due to the full year effect of the investment in mortgage personnel as this business line was ramped up in the latter part of 2013, coupled with an increase in personnel in the credit administration and treasury management areas.  Foreclosed asset expense increased related to maintenance and light rehabilitation incurred to increase occupancy levels, along with increased operating costs.  The increase in data processing expenses was driven by expanded IT services associated with the Company’s growth and expansion, along with investments in our infrastructure.  The increase in occupancy and equipment expenses related to rent expense, leasehold improvements and associated utilities was primarily due to our growth and expansion, and the opening of our loan production office in Woodmere, Ohio.  Professional fees increased due to increased legal and workout fees and increased consulting fees associated with project work related to the expansion of the mortgage division and credit area.

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

	For the Years Ended December 31,
	2015			2014			2013
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate
	(Dollars in thousands)
Interest-earning assets:
Securities (1) (2)	$9,542	$131	1.38%	$8,557	$157	1.85%	$12,743	$199	1.58%
Loans and loans held for sale (3)	270,939	12,126	4.48%	234,189	10,310	4.40%	163,074	7,080	4.34%
Other earning assets	22,953	70	0.30%	18,758	66	0.35%	35,904	140	0.39%
FHLB stock	1,942	78	4.02%	1,942	78	4.02%	1,942	81	4.17%
Total interest-earning assets	305,376	12,405	4.06%	263,446	10,611	4.03%	213,663	7,500	3.51%
Noninterest-earning assets	23,808			22,280			22,728
Total assets	$329,184			$285,726			$236,391

Interest-bearing liabilities:
Deposits	$240,410	2,212	0.92%	$200,940	1,562	0.78%	$173,726	1,636	0.94%
FHLB advances and other borrowings	19,660	396	2.01%	20,097	327	1.63%	15,279	477	3.12%
Total interest-bearing liabilities	260,070	2,608	1.00%	221,037	1,889	0.85%	189,005	2,113	1.12%
Noninterest-bearing liabilities	34,236			35,983			24,691
Total liabilities	294,306			257,020			213,696

Equity	34,878			28,706			22,695
Total liabilities and equity	$329,184			$285,726			$236,391

Net interest-earning assets	$45,306			$42,409			$24,658
Net interest income/interest rate spread		$9,797	3.06%		$8,722	3.18%		$5,387	2.39%
Net interest margin			3.21%			3.31%			2.52%

Average interest-earning assets to average interest-bearing liabilities	117.42%			119.19%			113.05%

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

	Year Ended			Year Ended
	December 31, 2015			December 31, 2014
	Compared to Year Ended			Compared to Year Ended
	December 31, 2014			December 31, 2013
	Increase (decrease) due to			Increase (decrease) due to
	Rate	Volume	Net	Rate	Volume	Net

	(Dollars in thousands)
Interest-earning assets:
Securities (1)	$(43)	$17	$(26)	$31	$(73)	$(42)
Loans and loans held for sale	174	1,642	1,816	100	3,130	3,230
Other earning assets	(10)	14	4	(13)	(61)	(74)
FHLB stock	-	-	-	(3)	-	(3)
Total interest-earning assets	121	1,673	1,794	115	2,996	3,111

Interest-bearing liabilities:
Deposits	314	336	650	(309)	235	(74)
FHLB advances and other borrowings	76	(7)	69	(271)	121	(150)
Total interest-bearing liabilities	390	329	719	(580)	356	(224)
Net change in net interest income	$(269)	$1,344	$1,075	$695	$2,640	$3,335
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

Management actively monitors and manages interest rate risk.  The primary objective in managing interest rate risk is to limit, within established guidelines, the adverse impact of changes in interest rates on our net interest income and capital. We measure the effect of interest rate changes on CFBank’s economic value of equity (EVE), which is the difference between the estimated market value of its assets and liabilities under different interest rate scenarios.  The change in the EVE ratio is a long-term measure of what might happen to the market value of financial assets and liabilities over time if interest rates changed instantaneously and CFBank did not change existing strategies.  At December 31, 2015, CFBank’s EVE ratios, using interest rate shocks ranging from a 400 bp rise in rates to a 200 bps decline in rates are shown in the following table.  All values are within the acceptable range established by CFBank’s Board of Directors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Economic Value of Equity
as a Percent of Assets
(CFBank only)

Basis Point	Economic
Change in Rates	Value Ratio
+400	11.2%
+300	11.7%
+200	12.3%
+100	12.7%
0	12.9%
(100)	12.6%
(200)	12.5%

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

The following table summarizes CFBank’s cash available from liquid assets and borrowing capacity at December 31, 2015 and 2014.

	December 31, 2015	December 31, 2014

	(Dollars in thousands)
Cash, unpledged securities and deposits in other financial institutions	$25,617	$28,309
Additional borrowing capacity at the FHLB	15,813	8,578
Additional borrowing capacity at the FRB	30,241	28,585
Unused commercial bank line of credit	1,000	1,000
Total	$72,671	$66,472

Cash, unpledged securities and deposits in other financial institutions decreased $2.7 million, or 9.5%, to $25.6 million at December 31, 2015 compared to $28.3 million at December 31, 2014.  The decrease was primarily due to a decrease in cash which was used to fund loan growth.

CFBank’s additional borrowing capacity with the FHLB increased $7.2 million, or 84.3%, to $15.8 million at December 31, 2015 compared to $8.6 million at December 31, 2014.  The increase in additional borrowing capacity is a result of additional collateral pledged due to the increase in loans.  Prior to January 2014, due to regulatory considerations, CFBank was only eligible for future advances with a maximum maturity of 365 days.  On January 24, 2014, CFBank was notified by the FHLB that the restriction on the term of future advances had been lifted as a result of the CFBank Order being terminated effective January 23, 2014.

CFBank’s additional borrowing capacity at the FRB increased $1.7 million, or 5.8%, to $30.2 million at December 31, 2015 from $28.6 million at December 31, 2014.  CFBank is eligible to participate in the FRB’s primary credit program, providing CFBank access to short-term funds at any time, for any reason, based on the collateral pledged.

CFBank’s borrowing capacity with both the FHLB and FRB may be negatively impacted by changes including, but not limited to, further tightening of credit policies by the FHLB or FRB, deterioration in the credit performance of CFBank’s loan portfolio or CFBank’s financial performance, or a decrease in the balance of pledged collateral.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

CFBank had a $1.0 million unused line of credit with one commercial bank at December 31, 2015, and 2014.

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

As a result of the CFBank Order, we were prohibited from accepting or renewing brokered deposits without FDIC approval, although we had the ability to seek wholesale deposits that are not considered brokered deposits.  At December 31, 2015, CFBank had $22.1 million in brokered deposits with maturity dates from January 2016 through May 2020.  In addition, the prohibition on brokered deposits limited CFBank’s ability to participate in the CDARS program and impacted our liquidity management. Although CFBank customers participate in the CDARS program, CDARS deposits are considered brokered deposits by regulation.  As a result of the termination of the CFBank Order effective January 23, 2014, the restrictions on brokered deposits no longer apply and, therefore, we will have greater access to more diversified funding sources.  See Note 2 – Regulatory Order Considerations for further discussion.

CFBank relies on competitive interest rates, customer service, and relationships with customers to retain deposits. To promote and stabilize liquidity in the banking and financial services sector, the FDIC, pursuant to the provisions of the Dodd-Frank Act as previously discussed, permanently increased deposit insurance coverage from $100,000 to $250,000 per depositor.

The Holding Company, as a savings and loan holding company, has more limited sources of liquidity than CFBank.  In general, in addition to its existing liquid assets, sources of liquidity include funds raised in the securities markets through debt or equity offerings, dividends received from its subsidiaries or the sale of assets.  Pursuant to the Holding Company Order and the commitments made in connection with the termination of the Holding Company Order, the Holding Company was not permitted to declare or pay dividends on its stock, purchase or redeem its stock, or accept dividends or other capital distributions from CFBank without the prior written approval of the FRB.  In addition, the Holding Company was not permitted to incur, increase or guarantee any debt without the prior written consent of the FRB.  Effective as of January 8, 2016, the Holding Company ceased to be subject to the foregoing restrictions.  In addition, the Holding Company is permitted to raise funds in the securities markets through equity offerings.

The Holding Company had adequate funds at December 31, 2015 to meet its current and anticipated operating needs at this time. The Holding Company’s current cash requirements include operating expenses and interest on subordinated debentures.  The Company may elect to pay dividends on its preferred stock and common stock,  if and when declared by the Board of Directors, subject, in the case of dividends on common stock, to the payment in full of the dividend on the Company’s Series B Preferred Stock for the current dividend period.

Annual debt service on the subordinated debentures is currently approximately $170,000.  The subordinated debentures have a variable rate of interest, reset quarterly, equal to the three-month LIBOR plus 2.85%.  The total rate in effect was 3.45% at December 31, 2015.  An increase in the three-month LIBOR would increase the debt service requirement of the subordinated debentures.

Banking regulations limit the amount of dividends that can be paid to the Holding Company by CFBank without prior regulatory approval. Generally, financial institutions may pay dividends without prior approval as long as the dividend does not exceed the total of the current calendar year-to-date earnings plus any earnings from the previous two years not already paid out in dividends, and as long as the financial institution remains well capitalized after the dividend payment.    Any future dividend payments by CFBank to the Holding Company would be based on future earnings and, if necessary, regulatory approval.

The ability of the Holding Company to pay dividends on its common stock and Series B Preferred Stock is generally dependent upon the receipt of dividends and other distributions from CFBank.  The Holding Company is a legal entity that is separate and distinct from CFBank, which has no obligation to make any dividends or other funds available for the payment of dividends by the Holding Company.  The Holding Company also is subject to various legal and regulatory policies and requirements impacting the Holding Company’s ability to pay dividends on its stock.  Pursuant to the Holding Company Order and the commitments made to the FRB in connection with the termination of the Holding Company Order, the Holding Company was not permitted to declare or pay dividends on its stock without the prior approval or written non-objection of the FRB.  Effective January 8, 2016, however, the Holding Company is no longer required to obtain the FRB’s prior approval or written non-objection to pay dividends.  In addition, the Holding Company’s ability to pay dividends on its stock is conditioned upon the payment, on a current basis, of quarterly interest payments on the subordinated debentures underlying the Company’s trust preferred securities.  Finally, so long as the Company’s Series B

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Preferred Stock remains outstanding, the Holding Company will be prohibited from paying dividends on (other than dividends payable solely for the then-current dividend period in shares) the Company’s common stock, unless full dividends on the Series B Preferred Stock have been paid or set aside for payment.

Federal income tax laws provided additional deductions, totaling $2,250, for thrift bad debt reserves established before 1988. Accounting standards do not require a deferred tax liability to be recorded on this amount, which otherwise would total $765 at year-end 2015. However, if CFBank were wholly or partially liquidated or otherwise ceases to be a bank, or if tax laws were to change, this amount would have to be recaptured and a tax liability recorded. Additionally, any distributions in excess of CFBank’s current or accumulated earnings and profits would reduce amounts allocated to its bad debt reserve and create a tax liability for CFBank. The amount of additional taxable income created by such a distribution is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Thus, if CFBank makes a distribution that reduces the amount allocated to its bad debt reserve, then approximately one and one-half times the amount used would be includible in gross income for federal income tax purposes, assuming a 34% corporate income tax rate. CFBank does not intend to make distributions that would result in a recapture of any portion of its bad debt reserve.

A portion of the proceeds from the common stock offering completed in 2012 as well as a portion of the proceeds from the preferred stock offering completed in 2014 has been retained by the Holding Company for general corporate purposes.   The Holding Company had $2.7 million in cash and cash equivalents at December 31, 2015.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

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

Valuation of the deferred tax asset.

Our deferred tax assets are composed of U.S. net operating losses (“NOLs”), and other temporary book to tax differences.  The Company recorded a deferred tax valuation allowance which reduced the Company’s deferred tax asset to zero beginning in 2009 and continuing through the year ended December 31, 2014.  The Company maintained this valuation allowance against the net deferred tax assets at December 31, 2014 based on its estimate of future reversal and utilization.  As a result, there was no income tax benefit recorded for the year ended December 31, 2014.

When determining the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded as a benefit, the Company conducts a regular assessment of all available information. This information includes, but is not limited to, taxable income in prior periods, projected future income and projected future reversals of deferred tax items.  Based on these criteria, the Company determined as of December 31, 2015, in part because the Company had achieved seven consecutive quarters of pretax income, that it was no longer necessary to maintain a full valuation allowance against the entire net deferred tax asset.  As a result, the valuation allowance on the deferred tax asset was reversed which resulted in a credit to income tax expense of $3.2 million.

In 2012, a recapitalization program through the sale of $22.5 million in common stock improved the capital levels of the Bank and provided working capital for the holding company. The result of the change in stock ownership associated with the stock offering, within the guidelines of Section 382 of the Internal Revenue Code of 1986, was that the Company incurred an ownership change. At year-end 2015, the Company had net operating loss carryforwards of $25,166, which expire at various dates from 2024 to 2033, and has alternative minimum tax credit carryforwards of $105, which do not expire. As a result of the ownership change, the Company's ability to utilize carryforwards that arose before the stock offering closed is limited to $163 per year. Due to this limitation, management determined it is more likely than not that $20,520 of net operating loss carryforwards will expire unutilized. As required by accounting standards, the Company reduced the carrying value of deferred tax assets, and the corresponding valuation allowance, by the $6,977 tax effect of this lost realizability.

Federal income tax laws provided additional deductions, totaling $2,250, for thrift bad debt reserves established before 1988.  Accounting standards do not require a deferred tax liability to be recorded on this amount, which otherwise would total $765 at year-end 2015.  However, if CFBank were wholly or partially liquidated or otherwise ceases to be a bank, or if tax laws were to change, this amount would have to be recaptured and a tax liability recorded.   Additionally, any distributions in excess of CFBank’s current or accumulated earnings and profits would reduce amounts allocated to its bad debt reserve and create a tax liability for CFBank. The amount of additional taxable income created by such a distribution is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Thus, if CFBank makes a distribution that reduces the amount allocated to its bad debt reserve, then approximately one and one-half times the amount used would be includible in gross income for federal income tax purposes, assuming a 34% corporate income tax rate. CFBank does not intend to make distributions that would result in a recapture of any portion of its bad debt reserve.

At December 31, 2015, the Company had a  deferred tax asset recorded in the amount of $3.3 million, after reversing the valuation allowance mentioned above.  At December 31, 2015, the Company had no unrecognized tax benefits recorded.  The Company is subject to U.S. federal income tax and is no longer subject to federal examination for years prior to 2012.  Additional information is included in Notes 1 and 14 to our consolidated financial statements.

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

Market Prices and Dividends Declared

The common stock of Central Federal Corporation trades on the Nasdaq® Capital Market under the symbol “CFBK.”  As of December 31, 2015, there were 16,024,210 shares of common stock outstanding and held by approximately 253 shareholders of record.

The following table shows the quarterly reported high and low sales prices of our common stock during 2015 and 2014.  There were no dividends declared or paid on our common stock during 2015 or 2014.

2015	High	Low
First Quarter	$1.45	$1.25
Second Quarter	$1.43	$1.25
Third Quarter	$1.44	$1.28
Fourth Quarter	$1.50	$1.29

2014	High	Low
First Quarter	$1.58	$1.31
Second Quarter	$1.58	$1.42
Third Quarter	$1.52	$1.33
Fourth Quarter	$1.50	$1.22

The Holding Company is subject to various legal and regulatory policies and guidelines impacting the Holding Company’s ability to pay dividends on its stock.  In addition, the Holding Company’s ability to pay dividends on its common stock is conditioned upon certain payments on the subordinated debentures underlying the Holding Company’s trust preferred securities and dividends on the Company’s Series B Preferred Stock.  Additional information is contained in the section titled “Financial Condition - Stockholders’ equity” and in Notes 2 and 17 to our consolidated financial statements.

CENTRAL FEDERAL CORPORATION
Worthington, Ohio
ANNUAL REPORT
December 31, 2015 and 2014

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2015.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015.  In making this assessment, management used the criteria for effective internal control over financial reporting as described in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

President and Chief Executive Officer

/s/ John W. Helmsdoerfer

John W. Helmsdoerfer, CPA

Chief Financial Officer and Treasurer

March 23, 2016

Report  Of  Independent  Registered  Public  Accounting  Firm

Audit Committee, Board of Directors and Stockholders

Central Federal Corporation

Worthington, Ohio

We have audited the accompanying consolidated balance sheets of Central Federal Corporation as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2015.  The Company's management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Federal Corporation as of December 31, 2015,  and 2014, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

BKD, LLP

Indianapolis, Indiana

March 23, 2016

CENTRAL FEDERAL CORPORATION

CONSOLIDATED BALANCE SHEETS

December 31, 2015 and 2014

(Dollars in thousands, except per share data)

	December 31,	December 31,
	2015	2014

ASSETS
Cash and cash equivalents	$25,895	$28,207
Interest-bearing deposits in other financial institutions	-	494
Securities available for sale	9,368	10,445
Loans held for sale, at fair value	889	3,505
Loans, net of allowance of $6,620 and $6,316	297,064	257,085
FHLB stock	1,942	1,942
Foreclosed assets, net	1,636	1,636
Premises and equipment, net	3,609	3,775
Bank owned life insurance	4,797	4,665
Accrued interest receivable and other assets	6,093	3,834
Total assets	$351,293	$315,588

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
Noninterest bearing	$42,926	$37,035
Interest bearing	247,541	221,280
Total deposits	290,467	258,315
FHLB advances	14,500	14,500
Advances by borrowers for taxes and insurance	656	401
Accrued interest payable and other liabilities	2,203	2,708
Subordinated debentures	5,155	5,155
Total liabilities	312,981	281,079

Commitments and contingent liabilities	-	-

Stockholders' equity
Common stock, $.01 par value;
shares authorized: 50,000,000;
shares issued: 16,135,917 in 2015 and 15,935,417 in 2014	161	159
Series B Preferred stock, $0.01 par value; 480,000 shares authorized;
480,000 issued at December 31, 2015 and December 31, 2014	5	5
Additional paid-in capital	59,937	59,696
Accumulated deficit	(18,537)	(22,157)
Accumulated other comprehensive income	(9)	51
Treasury stock, at cost; 111,707 shares of common stock	(3,245)	(3,245)
Total stockholders' equity	38,312	34,509
Total liabilities and stockholders' equity	$351,293	$315,588

See accompanying notes to consolidated financial statements.

CENTRAL FEDERAL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2015  and 2014

(Dollars in thousands, except per share data)

	2015	2014
Interest and dividend income
Loans, including fees	$12,126	$10,310
Securities	131	157
FHLB stock dividends	78	78
Federal funds sold and other	70	66
	12,405	10,611
Interest expense
Deposits	2,212	1,562
FHLB advances and other debt	232	162
Subordinated debentures	164	165
	2,608	1,889
Net interest income	9,797	8,722
Provision for loan losses	250	278
Net interest income after provision for loan losses	9,547	8,444

Noninterest income
Service charges on deposit accounts	491	412
Net gains on sales of loans	325	536
Net gain (loss) on sales of securities	(12)	-
Earnings on bank owned life insurance	132	130
Other	412	414
	1,348	1,492
Noninterest expense
Salaries and employee benefits	4,753	4,445
Occupancy and equipment	533	571
Data processing	1,054	897
Franchise and other taxes	318	214
Professional fees	956	1,217
Director fees	150	122
Postage, printing and supplies	198	233
Advertising and promotion	145	110
Telephone	119	112
Loan expenses	207	82
Foreclosed assets, net	137	328
Depreciation	211	232
FDIC premiums	421	384
Regulatory assessment	131	167
Other insurance	121	130
Other	157	213
	9,611	9,457
Income before incomes taxes	1,284	479
Income tax expense (benefit)	(3,193)	-
Net income	4,477	479
Dividends on Series B preferred stock and accretion of discount	(857)	(421)
Earnings attributable to common stockholders	$3,620	$58

Earnings per common share:
Basic	$0.23	$0.00
Diluted	$0.20	$0.00

See accompanying notes to consolidated financial statements.

CENTRAL FEDERAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2015  and 2014

(Dollars in thousands, except per share data)

	2015	2014
Net income	$4,477	$479
Other comprehensive income:
Unrealized holding losses arising during the period related to investment securities available for sale:
Unrealized net gains (losses), net of tax	(72)	(47)
Less: reclassification adjustment for net losses realized during the period on investment securities available for sale:
Realized net losses, net of tax	12	-
Other comprehensive income (loss), net of tax	(60)	(47)
Comprehensive income	$4,417	$432

See accompanying notes to consolidated financial statements.

CENTRAL FEDERAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years ended December 31, 2015  and 2014

(Dollars in thousands, except per share data)

					Accumulated
		Series B	Additional		Other		Total
	Common	Preferred	Paid-In	Accumulated	Comprehensive	Treasury	Stockholders'
	Stock	Stock	Capital	Deficit	Income	Stock	Equity
Balance at January 1, 2014	159	-	48,067	(22,215)	98	(3,245)	22,864
Net income				479			479
Other comprehensive income (loss)					(47)		(47)
Stock option expense, net of forfeitures			265				265
Cash dividends declared on Series B preferred stock and accretion of discount				(421)			(421)
Issuance of 480,000 shares Series B preferred stock at $.01 par value, net of $631 in offering expenses		5	11,364				11,369
Balance at December 31, 2014	159	5	59,696	(22,157)	51	(3,245)	34,509
Net income				4,477			4,477
Other comprehensive income (loss)					(60)		(60)
Issuance of 200,500 stock based incentive plan shares, net of forfeitures	2						2
Restricted stock expense, net of forfeitures			15				15
Stock option expense, net of forfeitures			119				119
Cash dividends declared on Series B preferred stock and accretion of discount			107	(857)			(750)
Balance at December 31, 2015	$161	$5	$59,937	$(18,537)	$(9)	$(3,245)	$38,312

See accompanying notes to consolidated financial statements.

CENTRAL FEDERAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES OF CASH FLOWS

Years ended December 31, 2015  and 2014

(Dollars in thousands, except per share data)

fff

	2015	2014
Net income	$4,477	$479
Adjustments to reconcile net loss to net cash from operating activities:
Provision for loan losses	250	278
Depreciation	211	232
Amortization, net	25	189
Deferred income tax (benefit)	(3,251)	-
Net loss on sales of securities	12	-
Originations of loans held for sale	(41,617)	(50,140)
Proceeds from sale of loans held for sale	44,830	50,456
Net gains on sales of loans	(325)	(536)
Earnings on bank owned life insurance	(132)	(130)
Stock-based compensation expense	134	265
Net change in:
Accrued interest receivable and other assets	993	(240)
Accrued interest payable and other liabilities	(505)	202
Net cash from operating activities	5,102	1,055

Cash flows from investing activities:
Net decrease in interest-bearing deposits in other financial institutions	494	1,488
Available-for-sale securities:
Maturities, prepayments and calls	5,509	4,073
Purchases	(4,573)	(5,019)
Loan originations and payments, net	(44,531)	(50,998)
Proceeds from the sale of loans	4,099	-
Additions to premises and equipment	(45)	(461)
Net cash used by investing activities	(39,047)	(50,917)

Cash flows from financing activities:
Net change in deposits	32,128	49,973
Net change in other debt	-	(6,526)
Proceeds from FHLB advances	2,500	22,500
Repayments on FHLB advances	(2,500)	(18,000)
Net change in advances by borrowers for taxes and insurance	255	(174)
Cash dividends paid on Series B preferred stock	(750)	(233)
Net proceeds from issuance of Series B preferred stock	-	11,369
Net cash from financing activities	31,633	58,909

Net change in cash and cash equivalents	(2,312)	9,047

Beginning cash and cash equivalents	28,207	19,160

Ending cash and cash equivalents	$25,895	$28,207

Supplemental cash flow information:
Interest paid	$2,612	$2,097

Supplemental noncash disclosures:
Loans transferred from held for sale to portfolio	1,833	-
Loans transferred from portfolio to held for sale	1,561	-
Dividends payable on Series B preferred stock	187	187

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation:

The consolidated financial statements include Central Federal Corporation (the “Holding Company”) and its wholly-owned subsidiary, CFBank. The Holding Company and CFBank are sometimes collectively referred to herin as the “Company”.  Intercompany transactions and balances are eliminated in consolidation.

CFBank provides financial services through its four full-service banking offices in Fairlawn, Calcutta, Wellsville and Worthington, Ohio, and through its loan production office in Woodmere, Ohio.  Its primary deposit products are commercial and retail checking, savings, money market and term certificate accounts. Its primary lending products are commercial and commercial real estate, residential mortgages and installment loans.  There are no significant concentrations of loans to any one industry or customer segment.  However, our customers’ ability to repay their loans is dependent on general economic conditions and the real estate values in their geographic areas.

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

Interest-Bearing Deposits in Other Financial Institutions:  Interest‑bearing deposits in other financial institutions matured at various times through November 2015 and were carried at cost.  As of December 31, 2015, there were no interest-bearing deposits in other financial institutions.

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

Loans:  Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, adjusted for purchase premiums and discounts, deferred loan fees and costs and an allowance for loan losses (ALLL).  Interest income is accrued on the unpaid principal balance.  Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level‑yield method without anticipating prepayments.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

All loans within the commercial, multi-family residential and commercial real estate segments, regardless of size, and loans of all other classes with balances over $250 are individually evaluated for impairment when they are 90 days past due, or earlier than 90 days past due if information regarding the payment capacity of the borrower indicates that payment in full according to the loan terms is doubtful.  If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate, or at the fair value of collateral, less costs to sell, if repayment is expected solely from the collateral.  Large groups of smaller balance homogeneous loans, such as consumer and single-family residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

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

Multi-family residential real estate loans:  Multi-family residential real estate loans include loans secured by apartment buildings, condominiums and multi-family residential houses generally located within our primary market area. Underwriting policies provide that multi-family residential real estate loans may be made in amounts up to 85% of the lower of the appraised value or purchase price of the property.  In underwriting multi-family residential real estate loans, we consider the appraised value and net operating income of the property, the debt service ratio and the property owner’s and/or guarantor’s financial strength, expertise and credit history. We offer both fixed-rate and adjustable-rate loans. Fixed-rate loans are generally limited to three to five years, at which time they convert to adjustable-rate loans. Because payments on loans secured by multi-family residential properties are dependent on successful operation or management of the properties, repayment of multi-family residential real estate loans may be subject to a greater extent to adverse conditions in the real estate market or the economy.  Adjustable-rate multi-family residential real estate loans generally pose credit risks not inherent in fixed-rate loans, primarily because as interest rates rise, the borrowers’ payments rise, increasing the potential for default. Additionally, adjustable-rate multi-family residential real estate loans generally do not contain periodic and lifetime caps on interest rate changes.  We seek to minimize the additional risk presented by adjustable-rate multi-family residential real estate loans through underwriting criteria that require such loans to be qualified at origination with sufficient debt coverage ratios under increasing interest rate scenarios.

Commercial real estate loans:  Commercial real estate loans include loans secured by owner occupied and non-owner occupied properties used for business purposes, such as manufacturing facilities, office buildings or retail facilities generally located within our primary market area.  Underwriting policies provide that commercial real estate loans may be made in amounts up to 85% of the lower of the appraised value or purchase price of the property. In underwriting commercial real estate loans, we consider the appraised value and net operating income of the property, the debt service ratio and the property owner’s and/or guarantor’s financial strength, expertise and credit history. We offer both fixed and adjustable-rate loans. Fixed-rate loans are generally limited to three to five years, at which time they convert to adjustable-rate loans. Because payments on loans secured by commercial real estate properties are dependent on successful operation or management of the properties, repayment of commercial real estate loans may be subject to a greater extent to adverse conditions in the real estate market or the economy.  Adjustable-rate commercial real estate loans generally pose credit risks not inherent in fixed-rate loans, primarily because as interest rates rise, the borrowers’ payments rise, increasing the potential for default. Additionally, adjustable-rate commercial real estate loans generally do not contain periodic and lifetime caps on interest rate changes.  We seek to minimize the additional risk presented by adjustable-rate commercial real estate loans through underwriting criteria that require such loans to be qualified at origination with sufficient debt coverage ratios under increasing interest rate scenarios.

Construction loans:  Construction loans include loans to finance the construction of residential and commercial properties generally located within our primary market area. Construction loans are fixed-rate or adjustable-rate loans which may convert to permanent loans with maturities of up to 30 years.  Our policies provide that construction loans may be made in amounts up to 80% of the appraised value of the property, and an independent appraisal of the property is required.  Loan proceeds are disbursed in increments as construction progresses and as inspections warrant, and regular inspections are required to monitor the progress of construction.  In underwriting construction loans, we consider the property owner’s and/or guarantor’s financial strength, expertise and credit history. Construction financing is considered to involve a higher degree of credit risk than long-term financing on improved, owner occupied real estate.  Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property’s value at completion of construction or development compared to the estimated cost (including interest) of construction.  If the estimate of value proves to be inaccurate, we may be confronted with a project, when completed, having a value which is insufficient to assure full repayment.  We attempt to reduce such risks on construction loans through inspections of construction progress on the property and by requiring personal guarantees and reviewing current personal financial statements and tax returns, as well as other projects of the developer.

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

Servicing fee income, which is reported on the income statement as loan servicing fees, net is recorded for fees earned for servicing loans.  The fees are based on a contractual percentage of the outstanding principal, or a fixed amount per loan, and are recorded as income when earned.  The amortization of mortgage servicing rights is netted against loan servicing fee income.  Loan servicing fees, net, totaled $15 and $17 for the years ended December 31, 2015 and 2014, respectively.  Late fees and ancillary fees related to loan servicing are not material.

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

Joint Ventures:  The Holding Company contributed funds into a series of joint ventures (equity stake) for the purpose of allocating excess liquidity into higher earning assets while diversifying its revenue sources.  The funding for the joint ventures is related to shorter term operating activities and is related to the development of single family real estate in the form of condominiums.  Income is recognized based on a rate of return on the outstanding investment balance.  As units are sold, the Holding Company receives an additional incentive payment; the incentive payment is recognized as income. The balance outstanding in joint ventures at December 31, 2015 and December 31, 2014 was $1,285 and $2,184, respectively.  Income recognized on the joint ventures was $265 and $223, respectively, for 2015 and 2014.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

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

Income Taxes:  Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities.  Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates.  A full valuation allowance was recorded in 2009 to reduce the carrying amount of the Company’s net deferred tax asset to zero.  This valuation allowance was reversed in the fourth quarter of 2015.  See Note 14 – Income Taxes.

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

Retirement Plans:  Pension expense is the amount of annual contributions by the Company to the multi-employer contributory trusteed pension plan. Employee 401(k) and profit sharing plan expense is the amount of matching contributions.  Supplemental retirement plan expense allocates the benefits over years of service.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Dividend Restriction:  Banking regulations require us to maintain certain capital levels and may limit the dividends paid by CFBank to the Holding Company or by the Holding Company to stockholders.  The ability of the Holding Company to pay dividends on its common stock and Series B Preferred Stock is generally dependent upon the receipt of dividends and other distributions from CFBank.  The Holding Company is a legal entity that is separate and distinct from CFBank, which has no obligation to make any dividends or other funds available for the payment of dividends by the Holding Company.  The Holding Company also is subject to various legal and regulatory policies and guidelines impacting the Holding Company’s ability to pay dividends on its stock, and prior to January 8, 2016, pursuant to the Holding Company Order and the subsequent commitments made to the FRB in connection with the termination of the Holding Company Order, the Holding Company was not permitted to declare or pay dividends on its stock without the prior approval or written non-objection of the FRB.  In addition, the Holding Company’s ability to pay dividends on its stock is conditioned upon the payment, on a current basis, of quarterly interest payments on the subordinated debentures underlying the Company’s trust preferred securities.  Finally, so long as the Company’s Series B Preferred Stock remains outstanding, the Holding Company will be prohibited from paying dividends on (other than dividends payable solely in shares) the Company’s common stock, for the then-current dividend period, unless full dividends on the Series B Preferred Stock have been paid or set aside for payment.  Dividends on the Series B Preferred Stock are non-cumulative, which means that if for any reason we do not declare cash dividends on the Series B Preferred Stock for a quarterly dividend period we will have no obligation to pay any dividends for that period (i.e., the dividends will not accrue or cumulate), whether or not we declare dividends on the Series B Preferred Stock for any subsequent dividend period.

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

Adoption of New Accounting Standards:

In January 2014, the FASB issued Accounting Standards Update (“ASU” or “Update”) 2014-01, Investments - Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects (January 2014).  This Update permits entities to make an accounting policy election to account for their investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met.  The ASU modifies the conditions that an entity must meet to be eligible to use a method other than the equity or cost methods to account for qualified affordable housing project investments.  The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014.  The amendments in this Update should be applied retrospectively to all periods presented.  Adoption of the ASU did not have a significant effect on the Company’s consolidated financial statements.

In January 2014, the FASB issued ASU 2014-04, Receivables - Troubled Debt Restructurings by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure (January 2014).  The objective of this Update is to reduce diversity by clarifying when a creditor should be considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan such that the loan receivable should be derecognized and the real estate property recognized.  The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014.  The amendments in this Update may be adopted using either a modified retrospective transition method or a prospective transition method.  Adoption of the ASU did not have a significant effect on the Company’s consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

In April 2014 the FASB issued ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (April 2014).This Update seeks to better define the groups of assets which qualify for discontinued operations, in order to ease the burden and cost for preparers and stakeholders.  This update changed “the criteria for reporting discontinued operations” and related reporting requirements, including the provision for disclosures about the “disposal of an individually significant component of an entity that does not qualify for discontinued operations presentation.”  The amendments in this Update are effective for fiscal years beginning after December 15, 2014.  Early adoption is permitted only for disposals or classifications as held for sale.  Adoption of the ASU did not have a significant effect on the Company's consolidated financial statements.

In May 2014 the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (May 2014).  The topic of Revenue Recognition had become broad with several other regulatory agencies issuing standards, which lacked cohesion.  The new guidance establishes a “comprehensive framework” and “reduces the number of requirements to which an entity must consider in recognizing revenue” and yet provides improved disclosures to assist stakeholders reviewing financial statements.  The amendments in this Update are effective for annual reporting periods beginning after December 15, 2017.  Early adoption is not permitted.  The Company will adopt the methodologies prescribed by this ASU by the date required.  Adoption of the ASU is not expected to have a significant effect on the Company's consolidated financial statements.

In June 2014 the FASB issued ASU 2014-11, Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures (June 2014).  This Update addresses the concerns of stakeholders’ by changing the accounting practices surrounding repurchase agreements.  The new guidance changes the “accounting for repurchase-to-maturity transactions and linked repurchase financings to secured borrowing accounting, which is consistent with the accounting for other repurchase agreements.”  The amendments in this Update are effective for annual reporting periods beginning after December 15, 2014.  Adoption of the ASU did not have a significant effect on the Company's consolidated financial statements.

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

The FASB has issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40):    Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.  ASU 2014-15 is intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures.  Under Generally Accepted Accounting Principles (GAAP), financial statements are prepared under the presumption that the reporting organization will continue to operate as a going concern, except in limited circumstances.  Financial reporting under this presumption is commonly referred to as the going concern basis of accounting.  The going concern basis of accounting is critical to financial reporting because it establishes the fundamental basis for measuring and classifying assets and liabilities.  Currently, GAAP lacks guidance about management’s responsibility to evaluate whether there is substantial doubt about the organization’s ability to continue as a going concern or to provide related footnote disclosures. This ASU provides guidance to an organization’s management, with principles and definitions that are intended to reduce diversity in the timing and content of disclosures that are commonly provided by organizations today in the financial statement footnotes. The amendments in this update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter.  Early application is permitted.  The Company will adopt the methodologies prescribed by this ASU by the date required.  Adoption of the ASU is not expected to have a significant effect on the Company’s consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.  ASU 2016-01 amends the guidance in U.S. GAAP on the accounting for equity investments, financial liabilities under the fair value option and the presentations and disclosure requirements of financial instruments.  ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years.  Early adoption is permitted for the accounting guidance on financial liabilities under the fair value option.  The Company will adopt the methodologies prescribed by the ASU by the date required.  Adoption of the ASU is not expected to have a significant effect on the Company’s consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

On February 25, 2016, FASB issued Accounting Standards Update (ASU) 2016-02, Leases (Topic 842), the long-awaited new standard on lease accounting.  Under the new ASU, lessees will recognize lease assets and liabilities on their balance sheet for all leases with terms of more than 12 months.  The new lessee accounting model retains two types of leases, and is consistent with the lessee accounting model under existing GAAP.  One type of lease (finance leases) will be accounted for in substantially the same manner as capital leases are accounted for today.  The other type of lease (operating leases) will be accounted for (both in the income statement and statement of cash flows) in a manner consistent with today’s operating leases.  Lessor accounting under the new standard is fundamentally consistent with existing GAAP.  Lessees and lessors would be required to provide additional qualitative and quantitative disclosures to help financial statement users assess the amount, timing, and uncertainty of cash flows arising from leases.  These disclosures are intended to supplement the amounts recorded in the financial statements so that users can understand more about the nature of an organization’s leasing activities.  For public business entities, the final leases standard will be effective for fiscal years beginning after December 15, 2018 including interim periods within those fiscal years.  For all other entities, the final lease standard will be effective for fiscal years beginning after December 15, 2019 and interim periods thereafter.  Early application is permitted.  The Company will adopt the methodologies prescribed by this ASU by the date required.  Adoption of the ASU is not expected to have a significant effect on the Company's consolidated financial statements.

COSO’s Internal Control Framework has been updated and enhanced.  Since its release in 1992, COSO’s Internal Control – Integrated Framework has been widely accepted and adopted around the world. The updated framework, issued on May 14, 2013, maintains the fundamental elements of the original:  five components of an internal control system—control environment, risk assessment, control activities, information and communication—and monitoring activities supporting three categories of objectives:  effectiveness and efficiency of operations, reliability of reporting and compliance with applicable laws and regulations, structured through management’s judgment.  The five components are evaluated through principles and recommended points of focus.  A significant enhancement, however, is the expansion of the reporting objective to include nonfinancial and internal reporting objectives.  The mandatory principles have been updated to reflect today’s business environment—an environment of increased governance, regulatory and compliance demands and increased use of technology and complex business models. The original framework could still be used through December 15, 2014; beyond that date, COSO would consider the original framework obsolete. Adoption of the updated COSO Integrated Framework did not have a material effect on the Company’s internal control environment or financial reporting.

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

Effective as of January 23, 2014, the OCC released and terminated the CFBank Order based upon the improved capital position of CFBank, among other factors.  Notwithstanding the release of the CFBank Order, CFBank was required to continue to maintain a minimum Tier 1 Leverage Capital Ratio of 8% and a Total Risk-based Capital to Risk-Weighted Assets ratio of 12% until December 23, 2015.  In addition, in connection with the release and termination of the CFBank Order, CFBank made certain commitments to the OCC to continue to adhere to certain prudent practices, including, without limitation, maintaining a written program to continue to improve CFBank’s credit underwriting and administrative process; take actions to protect its interest in criticized assets as identified by CFBank, the OCC examiners or its external loan review process; implement its written program to effectively identify, monitor, control and continue to reduce the level of credit risk to CFBank; review and monitor progress against such plan with the Board of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Directors; and continue CFBank’s aggressive workout efforts and individualized workout plans on all criticized assets greater than $250,000.  The foregoing commitments remained in place until December 23, 2015.

On May 15, 2014, the FRB announced the termination of the Holding Company Order, effective as of May 9, 2014.  Notwithstanding the termination of the Holding Company Order, the Holding Company was required to continue to adhere to certain requirements and restrictions based on commitments made to the FRB in connection with the termination of the Holding Company Order.  These commitments required the Holding Company, among other things, to continue to implement certain actions in accordance with the capital plan previously submitted to the FRB; not declare or pay dividends on its stock, purchase or redeem its stock, or accept dividends or other capital distributions from CFBank without the prior written approval of the FRB; not incur, increase or guarantee any debt without the prior written consent of the FRB; and provide prior written notice to the FRB with respect to certain changes in directors and senior executive officers.  The foregoing commitments remained in place until January 8, 2016.

The significant directives contained in the Orders and the commitments made by CFBank and the Holding Company in connection with the release and termination of the Orders provided challenges for the operation of our business and our ability to effectively compete in our markets over the past several years.  In addition, the Orders and our subsequent commitments to the regulators required that we obtain approval from our regulators for any deviations from our business plan, which limited our flexibility to make changes to the scope of our business activities.

Under the terms of the Holding Company Order, the Holding Company was prohibited from declaring or paying any dividends on its stock, repurchasing any of its stock, or making any capital contributions to CFBank except with the prior approval of the FRB.  In accordance with the commitments made by the Holding Company in connection with the release and termination of the Holding Company Order, the Holding Company remained subject to such restrictions until January 8, 2016.  The Holding Company received prior approval from the FRB for the payment of a quarterly cash dividend on its Series B Preferred Stock in the amount of $187.5 for the quarters ended March 31, 2015, June 30, 2015, September 30, 2015 and December 31, 2015 (paid in January 2016). The Holding Company also received prior approval from the FRB for the payment of quarterly cash dividends on its Series B Preferred Stock in each of the previous quarters commencing with the first dividend payment on July 15, 2014.

The ability of the Holding Company to pay dividends on its common stock and Series B Preferred Stock is generally dependent upon the receipt of dividends and other distributions from CFBank.  The Holding Company is a legal entity that is separate and distinct from CFBank, which has no obligation to make any dividends or other funds available for the payment of dividends by the Holding Company.  The Holding Company also is subject to various legal and regulatory policies and guidelines impacting the Holding Company’s ability to pay dividends on its stock.  In addition, the Holding Company’s ability to pay dividends on its stock is conditioned upon the payment, on a current basis, of quarterly interest payments on the subordinated debentures underlying the Company’s trust preferred securities.  Finally, so long as the Company’s Series B Preferred Stock remains outstanding, the Holding Company will be prohibited from paying dividends on (other than dividends payable solely in shares) the Company’s common stock, for the then-current dividend period, unless full dividends on the Series B Preferred Stock have been paid or set aside for payment.  Dividends on the Series B Preferred Stock are non-cumulative, which means that if for any reason we do not declare cash dividends on the Series B Preferred Stock for a quarterly dividend period we will have no obligation to pay any dividends for that period (i.e., the dividends will not accrue or cumulate), whether or not we declare dividends on the Series B Preferred Stock for any subsequent dividend period.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 3 – SECURITIES

The following table summarizes the amortized cost and fair value of the available-for-sale securities portfolio at December 31, 2015 and December 31, 2014 and the corresponding amounts of unrealized gains and losses recognized in accumulated other comprehensive income (loss):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2015
Corporate debt	$-	$-	$-	$-
State and municipal	-	-	-	-
Issued by U.S. government-sponsored entities and agencies:
U.S. Treasury	8,575	4	43	8,536
Mortgage-backed securities - residential	463	18	-	481
Collateralized mortgage obligations	339	12	-	351
Total	$9,377	$34	$43	$9,368

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2014
Corporate debt	$2,932	$5	$1	$2,936
State and municipal	897	-	11	886
Issued by U.S. government-sponsored entities and agencies:
U.S. Treasury	5,018	-	7	5,011
Mortgage-backed securities - residential	687	40	-	727
Collateralized mortgage obligations	860	25	-	885
Total	$10,394	$70	$19	$10,445

There was no other-than-temporary impairment recognized in accumulated other comprehensive income (loss) for securities available for sale at December 31, 2015 or December 31, 2014.

There were no sales of securities for the years ended December 31, 2015 or December 31, 2014; however, there was an early redemption of a municipal security during the first quarter of 2015 which is reflected in net loss on sales of securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The amortized cost and fair value of debt securities at December 31, 2015 and December 31, 2014 are shown by contractual maturity.  Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.  Securities not due at a single maturity date are shown separately.

	December 31, 2015		December 31, 2014
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Due in one year or less	$1,002	$1,000	$4,829	$4,821
Due from one to five years	7,573	7,536	4,018	4,012
Mortgage-backed securities	463	481	687	727
Collateralized mortgage obligations	339	351	860	885
Total	$9,377	$9,368	$10,394	$10,445

Fair value of securities pledged was as follows:

	2015	2014
Pledged as collateral for:
FHLB advances	$3,530	$4,208
Public deposits	2,055	2,476
Interest-rate swaps	261	353
Total	$5,846	$7,037

At year end 2015 and 2014, there were no holdings of securities of any one issuer, other than U.S government-sponsored entities and agencies, in an amount greater than 10% of stockholders’ equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following table summarizes securities with unrealized losses at December 31, 2015 and December 31, 2014 aggregated by major security type and length of time in a continuous unrealized loss position.

December 31, 2015	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

Corporate debt	$-	$-	$-	$-	$-	$-
State and municipal	-	-	-	-	-	-
Issued by U.S. government-sponsored entities and agencies:
U.S. Treasury	6,541	43	-	-	6,541	43
Mortgage-backed securities - residential	-	-	-	-	-	-
Collateralized mortgage obligations	-	-	-	-	-	-
Total temporarily impaired	$6,541	$43	$-	$-	$6,541	$43

December 31, 2014	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

Corporate debt	$1,259	$1	$-	$-	$1,259	$1
State and municipal	-	-	886	11	886	11
Issued by U.S. government-sponsored entities and agencies:
U.S. Treasury	5,011	7	-	-	5,011	7
Mortgage-backed securities - residential	-	-	-	-	-	-
Collateralized mortgage obligations	-	-	-	-	-	-
Total temporarily impaired	$6,270	$8	$886	$11	$7,156	$19

The unrealized losses in U.S. Treasuries at December 31, 2015 and corporate debt, state and municipal and U.S. Treasuries at December 31, 2014, are related to multiple securities.  Because the decline in fair value is attributable to changes in market conditions, and not credit quality, and because the Company does not have the intent to sell these securities and will unlikely be required to sell these securities before their anticipated recovery, the Company did not consider these securities to be other-than-temporarily impaired at December 31, 2015 and December 31, 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 4 – LOANS

The following table presents the recorded investment in loans by portfolio segment.  The recorded investment in loans includes the principal balance outstanding adjusted for purchase premiums and discounts, and deferred loan fees and costs.

	December 31,	December 31,
	2015	2014

Commercial	$43,744	$46,532
Real estate:
Single-family residential	81,985	51,445
Multi-family residential	28,950	28,790
Commercial	96,488	91,119
Construction	24,662	23,641
Consumer:
Home equity lines of credit	21,837	16,898
Other	6,018	4,976
Subtotal	303,684	263,401
Less: ALLL	(6,620)	(6,316)
Loans, net	$297,064	$257,085

Mortgage Purchase Program:

CFBank has participated in a Mortgage Purchase Program with Northpointe Bank (Northpointe), a Michigan banking corporation, since December 2012.  Pursuant to the terms of a participation agreement, CFBank purchases participation interests in loans made by Northpointe related to fully underwritten and pre-sold mortgage loans originated by various prescreened mortgage brokers located throughout the U.S.  The underlying loans are individually (MERS) registered loans which are held until funded by the end investor. The mortgage loan investors include Fannie Mae and Freddie Mac, and other major financial institutions such as Wells Fargo Bank.  This process on average takes approximately 14 days.  Given the short-term holding period of the underlying loans, common credit risks (such as past due, impairment and TDR, nonperforming, and nonaccrual classification) are substantially reduced.  Therefore, no allowance is allocated by CFBank to these loans.  These purchased loans are classified as portfolio loans.  These loans are 100% risk rated for CFBank capital adequacy purposes.  Northpointe maintains an ownership interest in each loan it participates.   Effective December 18, 2014, the participation agreement was amended and CFBank agreed to increase the level of interest in loans it purchases from Northpointe from 80% to 95% of the aforementioned loans.  As a result, Northpointe now maintains a 5% (reduced from 20%) ownership interest in each loan it participates.  At December 31, 2015 and 2014, CFBank held $43,517 and $24,996, respectively,  of such loans which have been included in single-family residential loan totals above.

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

The following tables present the activity in the ALLL by portfolio segment for the years ended December 31, 2015 and 2014:

	December 31, 2015
		Real Estate				Consumer
	Commercial	Single-family	Multi-family	Commercial	Construction	Home Equity lines of credit	Other	Total

Beginning balance	$1,346	$634	$818	$2,541	$442	$441	$94	$6,316
Addition to (reduction in) provision for loan losses	17	96	(113)	161	119	(39)	9	250
Charge-offs	(8)	(40)	-	(25)	-	(41)	(10)	(124)
Recoveries	25	1	-	33	-	113	6	178
Ending balance	$1,380	$691	$705	$2,710	$561	$474	$99	$6,620

	December 31, 2014
		Real Estate				Consumer
	Commercial	Single-family	Multi-family	Commercial	Construction	Home Equity lines of credit	Other	Total

Beginning balance	$1,759	$120	$1,262	$2,325	$119	$139	$5	$5,729
Addition to (reduction in) provision for loan losses	(374)	510	(444)	(128)	323	304	87	278
Charge-offs	(44)	-	-	(5)	-	(26)	-	(75)
Recoveries	5	4	-	349	-	24	2	384
Ending balance	$1,346	$634	$818	$2,541	$442	$441	$94	$6,316

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following table presents the balance in the ALLL and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2015:

		Real Estate				Consumer
	Commercial	Single- family	Multi- family	Commercial	Construction	Home Equity lines of credit	Other	Total

ALLL:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$5	$1	$-	$14	$-	$-	$-	$20
Collectively evaluated for impairment	1,375	690	705	2,696	561	474	99	6,600
Total ending allowance balance	$1,380	$691	$705	$2,710	$561	$474	$99	$6,620

Loans:
Individually evaluated for impairment	$422	$289	$1,590	$3,449	$-	$-	$-	$5,750
Collectively evaluated for impairment	43,322	81,696	27,360	93,039	24,662	21,837	6,018	297,934
Total ending loan balance	$43,744	$81,985	$28,950	$96,488	$24,662	$21,837	$6,018	$303,684

The following table presents the balance in the ALLL and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2014:

		Real Estate				Consumer
	Commercial	Single- family	Multi- family	Commercial	Construction	Home Equity lines of credit	Other	Total
ALLL:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$29	$-	$1	$34	$-	$-	$-	$64
Collectively evaluated for impairment	1,317	634	817	2,507	442	441	94	6,252
Total ending allowance balance	$1,346	$634	$818	$2,541	$442	$441	$94	$6,316

Loans:
Individually evaluated for impairment	630	$296	$1,631	$3,695	$-	$-	$-	$6,252
Collectively evaluated for impairment	45,902	51,149	27,159	87,424	23,641	16,898	4,976	257,149
Total ending loan balance	$46,532	$51,445	$28,790	$91,119	$23,641	$16,898	$4,976	$263,401

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following table presents loans individually evaluated for impairment by class of loans as of and for the year ended December 31, 2015. The unpaid principal balance is the contractual principal balance outstanding. The recorded investment is the unpaid principal balance adjusted for partial charge-offs, purchase premiums and discounts, deferred loan fees and costs.

	Unpaid Principal Balance	Recorded Investment	ALLL Allocated	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial	$36	$28	$-	$65	$1
Real estate:
Single-family residential	322	161	-	166	-
Multi-family residential	1,545	1,545	-	1,561	95
Commercial:
Non-owner occupied	546	446	-	455	-
Owner occupied	688	167	-	174	39
Land	-	-	-	-	-
Total with no allowance recorded	3,137	2,347	-	2,421	135

With an allowance recorded:
Commercial	394	394	5	439	12
Real estate:
Single-family residential	128	128	1	130	7
Multi-family residential	45	45	-	48	3
Commercial:
Non-owner occupied	2,224	2,224	9	2,242	136
Owner occupied	363	363	1	371	20
Land	294	249	4	274	18
Total with an allowance recorded	3,448	3,403	20	3,504	196
Total	$6,585	$5,750	$20	$5,925	$331

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following table presents loans individually evaluated for impairment by class of loans as of and for the year ended December 31, 2014. The unpaid principal balance is the contractual principal balance outstanding. The recorded investment is the unpaid principal balance adjusted for partial charge-offs, purchase premiums and discounts, deferred loan fees and costs.

	Unpaid Principal Balance	Recorded Investment	ALLL Allocated	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial	$135	$121	$-	$121	$-
Real estate:
Single-family residential	334	173	-	180	-
Multi-family residential	1,579	1,579	-	1,631	-
Commercial:
Non-owner occupied	577	477	-	502	-
Owner occupied	704	183	-	208	-
Land	-	-	-	-	-
Total with no allowance recorded	3,329	2,533	-	2,642	-

With an allowance recorded:
Commercial	509	509	29	766	22
Real estate:
Single-family residential	123	123	-	125	7
Multi-family residential	52	52	1	56	13
Commercial:
Non-owner occupied	2,352	2,352	17	2,123	134
Owner occupied	380	380	2	388	25
Land	348	303	15	327	20
Total with an allowance recorded	3,764	3,719	64	3,785	221
Total	$7,093	$6,252	$64	$6,427	$221

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following table presents the recorded investment in nonperforming loans by class of loans as of December 31, 2015 and 2014:

	December 31,	December 31,
	2015	2014
Loans past due over 90 days still on accrual	$-	$-
Nonaccrual loans:
Commercial	224	369
Real estate:
Single-family residential	640	549
Multi-family residential	-	-
Commercial:
Non-owner occupied	446	477
Owner occupied	-	-
Land	-	-
Consumer:
Home equity lines of credit:
Originated for portfolio	20	51
Purchased for portfolio	95	102
Total nonaccrual	1,425	1,548
Total nonperforming loans	$1,425	$1,548

Nonaccrual loans include both smaller balance single-family mortgage and consumer loans that are collectively evaluated for impairment and individually classified impaired loans. There were no loans 90 days or more past due and still accruing interest at December 31, 2015 or December 31, 2014.

The following table presents the aging of the recorded investment in past due loans by class of loans as of December 31, 2015:

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Loans Not Past Due	Nonaccrual Loans Not > 90 days Past Due

Commercial	$-	$9	$28	$37	$43,707	$196
Real estate:
Single-family residential	598	161	148	907	81,078	492
Multi-family residential	-	-	-	-	28,950	-
Commercial:
Non-owner occupied	-	446	-	446	57,573	446
Owner occupied	-	-	-	-	30,169	-
Land	-	-	-	-	8,300	-
Construction	-	-	-	-	24,662	-
Consumer:
Home equity lines of credit:
Originated for portfolio	-	-	-	-	20,789	20
Purchased for portfolio	-	-	-	-	1,048	95
Other	-	-	-	-	6,018	-
Total	$598	$616	$176	$1,390	$302,294	$1,249

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following table presents the aging of the recorded investment in past due loans by class of loans as of December 31, 2014:

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Loans Not Past Due	Nonaccrual Loans Not > 90 days Past Due

Commercial	$18	$-	$121	$139	$46,393	$248
Real estate:
Single-family residential	521	55	68	644	50,801	481
Multi-family residential	-	-	-	-	28,790	-
Commercial:
Non-owner occupied	115	-	-	115	48,879	477
Owner occupied	-	-	-	-	35,900	-
Land	-	-	-	-	6,225	-
Construction	52	-	-	52	23,589	-
Consumer:
Home equity lines of credit:
Originated for portfolio	-	-	51	51	15,414	-
Purchased for portfolio	30	102	-	132	1,301	102
Other	5	10	-	15	4,961	-
Total	$741	$167	$240	$1,148	$262,253	$1,308

Troubled Debt Restructurings (TDRs):

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

As of December 31, 2015 and December 31, 2014, TDR’s totaled $5,276 and $5,655, respectively.  The Company allocated $20 and $64 of specific reserves to loans whose terms have been modified in TDRs as of December 31, 2015 and 2014, respectively. The Company had not committed to lend additional amounts as of December 31, 2015 or 2014 to customers with outstanding loans that are classified as nonaccrual TDRs.

There was one single-family residential loan and one home equity line of credit that were modified as TDRs during the year ended December 31, 2015, where concessions were granted to borrowers experiencing financial difficulties.  The home equity line of credit was paid off in June 2015.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following table presents loans modified as TDRs by class of loans during the year ended December 31, 2015:

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment

Real estate:
Single-family residential	1	$9	$9
Consumer:
Home equity lines of credit:
Originated for portfolio	1	9	9
	2	$18	$18

The following table presents loans modified as TDRs by class of loans during the year ended December 31, 2014:

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment

Commercial	1	$104	$100
	1	$104	$100

The TDRs described above resulted in charge-offs of $0 and $4 during the years ended December 31, 2015 and 2014, respectively.

There were no loans classified as TDRs for which there was a payment default within twelve months following the modification during the year ending December 31, 2015 and 2014.

The terms of certain other loans were modified during the year ended December 31, 2015 and 2014 that did not meet the definition of a TDR. These loans had a total recorded investment of $19,097 and $20,719 as of December 31, 2015 and 2014, respectively. The modification of these loans involved either a modification of the terms of a loan to borrowers who were not experiencing financial difficulties, a delay in a payment that was considered to be insignificant or there were no concessions granted.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Nonaccrual loans include loans that were modified and identified as TDRs and the loans are not performing.  At December 31, 2015 and 2014, nonaccrual TDRs were as follows:

	December 31, 2015	December 31, 2014
Commercial	$195	$249
Real estate:
Single-family residential	161	173
Multi-family residential	-	-
Commercial:
Non-owner occupied	-	-
Owner occupied	-	-
Total	$356	$422

Nonaccrual loans at December 31, 2015 and 2014 did not include $4,920 and $5,233, respectively, of TDRs where customers have established a sustained period of repayment performance, generally six months, the loans are current according to their modified terms and repayment of the remaining contractual payments is expected.  These loans are included in total impaired loans.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The recorded investment in loans by risk category and by class of loans as of December 31, 2015 and based on the most recent analysis performed follows.  There were no loans rated doubtful at December 31, 2015.

	Not Rated	Pass	Special Mention	Substandard	Total

Commercial	$83	$41,473	$1,892	$296	$43,744
Real estate:
Single-family residential	81,318	-	-	667	81,985
Multi-family residential	2,777	25,466	528	179	28,950
Commercial:
Non-owner occupied	125	54,674	1,852	1,368	58,019
Owner occupied	-	26,923	3,079	167	30,169
Land	-	5,720	-	2,580	8,300
Construction	11,252	13,410	-	-	24,662
Consumer:
Home equity lines of credit:
Originated for portfolio	20,677	-	-	112	20,789
Purchased for portfolio	802	-	-	246	1,048
Other	2,172	3,846	-	-	6,018
	$119,206	$171,512	$7,351	$5,615	$303,684

The recorded investment in loans by risk category and class of loans as of December 31, 2014 follows.  There were no loans rated doubtful at December 31, 2014.

	Not Rated	Pass	Special Mention	Substandard	Total

Commercial	$1,088	$44,543	$441	$460	$46,532
Real estate:
Single-family residential	50,864	-	-	581	51,445
Multi-family residential	-	26,412	-	2,378	28,790
Commercial:
Non-owner occupied	139	43,547	89	5,219	48,994
Owner occupied	-	33,305	1,507	1,088	35,900
Land	78	3,417	-	2,730	6,225
Construction	8,645	14,996	-	-	23,641
Consumer:
Home equity lines of credit:
Originated for portfolio	15,316	-	-	149	15,465
Purchased for portfolio	857	-	313	263	1,433
Other	4,976	-	-	-	4,976
	$81,963	$166,220	$2,350	$12,868	$263,401

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 5 – FORECLOSED ASSETS

Foreclosed assets at year-end were as follows:

	2015	2014
Commercial real estate	$1,636	$1,636
Valuation Allowance	-	-
Total	$1,636	$1,636

There was no activity in the valuation allowance account or any write-downs during the years ended December 31, 2015 and 2014.

Expenses related to foreclosed assets include:

	2015	2014
Net loss (gain) on sales	$-	$-
Provision for unrealized losses	-	-
Operating expenses, net of rental income	137	328
	$137	$328

Foreclosed assets at December 31, 2015 and December 31, 2014 consisted of one multi-family property that was transferred into REO at fair value at the time of transfer in 2013.    Foreclosed asset expenses incurred during 2015 and 2014 related to light rehabilitation and maintenance expense incurred to increase occupancy levels, and certain other operating costs.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Assets and liabilities measured at fair value on a recurring basis, including financial assets and liabilities for which the Company has elected the fair value option, are summarized below:

Fair Value Measurements at December 31, 2015 Using Significant Other Observable Inputs
(Level 2)
Financial Assets:
Securities available for sale:
Issued by U.S. government-sponsored entities and agencies:
U.S. Treasury	$8,536
Mortgage-backed securities - residential	481
Collateralized mortgage obligations	351
Total securities available for sale	$9,368

Loans held for sale	$889

Yield maintenance provisions (embedded derivatives)	$213

Interest rate lock commitments	$8

Financial Liabilities:
Interest-rate swaps	$213

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

The Company had no assets or liabilities measured at fair value on a recurring basis that were measured using Level 1 or Level 3 inputs at December 31, 2015 or 2014.  There were no transfers of assets or liabilities measured at fair value between levels during 2015 or 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Assets measured at fair value on a non-recurring basis are summarized below:

Fair Value Measurements at December 31, 2015 Using
Significant Unobservable Inputs (Level 3)

Impaired loans:
Commercial	$143
Real Estate:
Single-family residential	128
Multi-family residential	45
Commercial:
Non-owner occupied	2,215
Owner occupied	213
Land	245
Total impaired loans	$2,989

Fair Value Measurements at December 31, 2014 Using
Significant Unobservable Inputs (Level 3)

Impaired loans:
Commercial	$157
Real Estate:
Single-family residential	123
Multi-family residential	-
Commercial:
Non-owner occupied
Owner occupied	225
Land	289
Total impaired loans	$794

The Company had no assets or liabilities measured at fair value on a non-recurring basis that were measured using Level 1 or 2 inputs at December 31, 2015 or 2014.

The impaired loan servicing rights, which are carried at fair value at December 31, 2015 and December 31, 2014 are not material based on the value of the asset.

Impaired loans that are measured for impairment using the fair value of the collateral for collateral dependent loans, had a principal balance of $3,050, with a valuation allowance of $16 at December 31, 2015.  Impaired loans carried at the fair value of collateral had an unpaid principal balance of $867 with a valuation allowance of $20 at December 31, 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following table presents quantitative information about Level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at December 31, 2015:

	Fair Value	Valuation Technique(s)	Unobservable Inputs	(Range) Weighted Average
Impaired loans:
Commercial	$143	Comparable sales approach	Adjustment for differences between the comparable market transactions	1.10%
Commercial real estate:
Single-family residential	128	Comparable sales approach	Adjustment for differences between the comparable market transactions	(-1.23% , 4.63%) -.17%
Multi-family residential	45	Comparable sales approach	Adjustment for differences between the comparable market transactions	5.74%
Commercial:
Non-owner occupied	2,215	Comparable sales approach	Adjustment for differences between the comparable market transactions	(1.10%, 5.74%) 1.35%
Owner occupied	213	Comparable sales approach	Adjustment for differences between the comparable market transactions	-29.30%
Land	245	Comparable sales approach	Adjustment for differences between the comparable market transactions	(-1.89%, 2.54%) .08%

The following table presents quantitative information about Level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at December 31, 2014:

	Fair Value	Valuation Technique(s)	Unobservable Inputs	(Range) Weighted Average
Impaired loans:
Commercial	$157	Income approach	Adjustments by management to reflect current discount rates	-16.00%
Commercial real estate:
Single -family residential	123	Comparable sales approach	Adjustment for differences between the comparable market transactions	2.35%
Commercial:
Owner occupied	225	Comparable sales approach	Adjustment for differences between the comparable market transactions	-12.21%
Land	289	Comparable sales approach	Adjustment for differences between the comparable market transactions	8.10%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Financial Instruments Recorded Using Fair Value Option:

The Company has elected the fair value option for loans held for sale.  These loans are intended for sale and the Company believes that the fair value is the best indicator of the resolution of these loans.  Loans originated as construction loans, that were subsequently transferred to held for sale, are carried at the lower cost or market and are not included.  Interest income is recorded based on the contractual terms of the loan and in accordance with the Company’s policy on loans held for investment.  None of these loans were 90 days or more past due or on nonaccrual as of December 31, 2015 or December 31, 2014.

As of December 31, 2015 and December 31, 2014, the aggregate fair value, contractual balance and gain or loss of loans held for sale were as follows:

	December 31, 2015	December 31, 2014

Aggregate fair value	$889	$1,672
Contractual balance	884	1,657
Gain (loss)	5	15

The total amount of gains and losses from changes in fair value included in earnings for the year ended December 31, 2015 and 2014 for loans held for sale were:

	2015	2014
Interest income	$56	$97
Interest expense	-	-
Change in fair value	(10)	-
Total change in fair value	$46	$97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The carrying amounts and estimated fair values of financial instruments at year-end were as follows:

	Fair Value Measurements at December 31, 2015 Using:
	Carrying
	Value	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$25,895	$25,895	$-	$-	$25,895
Interest-bearing deposits in other financial institutions	-	-	-	-	-
Securities available for sale	9,368	-	9,368	-	9,368
Loans held for sale	889	-	889	-	889
Loans, net	297,064	-	-	295,498	295,498
FHLB stock	1,942	n/a	n/a	n/a	n/a
Accrued interest receivable	831	1	21	809	831
Yield maintenance provisions (embedded derivatives)	213	-	213	-	213
Interest rate lock commitments	8	-	8	-	8

Financial liabilities
Deposits	$(290,467)	$(147,523)	$(143,236)	$-	$(290,759)
FHLB advances and other borrowings	(14,500)	-	(14,693)	-	(14,693)
Advances by borrowers for taxes and insurance	(656)	-	-	(656)	(656)
Subordinated debentures	(5,155)	-	(2,269)	-	(2,269)
Accrued interest payable	(44)	-	(44)	-	(44)
Interest-rate swaps	(213)	-	(213)	-	(213)

The carrying amounts and estimated fair values of financial instruments at December 31, 2014 were as follows:

	Fair Value Measurements at December 31, 2014 Using:
	Carrying
	Value	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$28,207	$28,207	$-	$-	$28,207
Interest-bearing deposits in other financial institutions	494	494	-	-	494
Securities available for sale	10,445	-	10,445	-	10,445
Loans held for sale	1,672	-	1,672	-	1,672
Loans, net	257,085	-	-	257,333	257,333
FHLB stock	1,942	n/a	n/a	n/a	n/a
Accrued interest receivable	780	2	32	746	780
Yield maintenance provisions (embedded derivatives)	318	-	318	-	318
Interest rate lock commitments	25	-	25	-	25

Financial liabilities
Deposits	$(258,315)	$(121,132)	$(137,700)	$-	$(258,832)
FHLB advances and other borrowings	(14,500)	-	(14,663)	-	(14,663)
Advances by borrowers for taxes and insurance	(401)	-	-	(401)	(401)
Subordinated debentures	(5,155)	-	(2,536)	-	(2,536)
Accrued interest payable	(48)	-	(48)	-	(48)
Interest-rate swaps	(318)	-	(318)	-	(318)

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 7 – LOAN SERVICING

Mortgage loans serviced for others are not reported as assets.  The principal balances of these loans at year-end were as follows:

	2015	2014

Mortgage loans serviced for Freddie Mac	$5,593	$6,560

Custodial escrow balances maintained in connection with serviced loans were $132 and $178 at year-end 2015 and 2014, respectively.

NOTE 8- PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2015	2014
Land and land improvements	$1,293	$1,293
Buildings	3,827	3,827
Furniture, fixtures and equipment	2,655	2,610
	7,775	7,730
Less: Accumulated Depreciation	(4,166)	(3,955)
	$3,609	$3,775

Depreciation expense for 2015 and 2014 totaled $211 and $232, respectively.

Operating Leases:

The Company leases certain branch and loan office property space under two operating leases. Each lease requires CFBank to absorb its pro rata share of building operating expenses and utilities based on square footage.  The Company entered into a lease agreement to open a commercial banking loan production office in Woodmere, Ohio, which opened in January of 2014.  The Woodmere lease is for a 128-month term commencing January 1, 2014 with no renewal options.  The Fairlawn branch is a ten year operating lease beginning in 2014 with annual rent increases each year. There is one five-year renewal option on this lease.  Lease expense for years ended December 31, 2015 and 2014 totaled $319 and $320, respectively.  Leasehold improvements are depreciated straight line over the lease term before consideration of renewal options.

Lease expense is recognized evenly over the lease term to account for lease incentives.  Rent commitments, before renewal options, are as follows:

2016	$295
2017	320
2018	321
2019	322
2020	324
Thereafter	1,183
$2,765

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 9 – DEPOSITS

Time deposits of $100 or more were $106,574 and $109,353 at year-end 2015 and 2014, respectively.

Scheduled maturities of time deposits for the next five years are as follows:

2016	$88,635
2017	26,557
2018	11,293
2019	3,316
2020	13,143
Thereafter	-
Total	$142,944

Time deposits included $22,073 and $29,308 in brokered deposits at year-end 2015 and 2014, respectively.

NOTE 10 –FHLB ADVANCES

Fixed Rate Advances from the FHLB were as follows:

	Weighted Average Rate	December 31, 2015	December 31, 2014
			-
Fixed Rate Advances
Maturities:
2015	0.35%	$-	$2,500
2016	0.76%	5,000	5,000
2017	1.35%	1,500	1,500
2019	1.70%	2,500	-
2020	2.27%	2,500	2,500
2021	2.53%	3,000	3,000
Total		$14,500	$14,500

Each advance is payable at its maturity date, with a prepayment penalty for fixed-rate advances.

In January 2015, a $2,500 fixed-rate advance matured and was replaced with a $2,500 advance with a 54-month term and a fixed-rate of 1.70%.

The advances were collateralized as follows:

	December 31, 2015	December 31, 2014

Single-family mortgage loans	$29,490	$19,978
Multi-family mortgage loans	8,185	6,291
Commercial real estate loans (1-4 family)	3,155	3,110
Securities	3,530	4,208
Cash	3,300	3,300
Total	$47,660	$36,887

Based on the collateral pledged to FHLB and CFBank’s holdings of FHLB stock, CFBank was eligible to borrow up to a total of $30,313 from the FHLB at December 31, 2015.  Immediately prior to the termination of the CFBank Order, CFBank was limited to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

borrowing term maturities not exceeding 365 days due to restrictions imposed by the FHLB due to the existence of the CFBank Order.  With the termination of the CFBank Order effective January 23, 2014, the FHLB notified CFBank that the restriction on borrowings terms had been lifted, effective January 24, 2014.

Payments due over the next five years are as follows:

2016	$5,000
2017	1,500
2018	-
2019	2,500
2020	2,500
Thereafter	3,000
$14,500

NOTE 11 - OTHER BORROWINGS

There were no outstanding borrowings with the Federal Reserve Bank (the “FRB”) at December 31, 2015 or at December 31, 2014.

Assets pledged as collateral with the FRB were as follows:

	December 31, 2015	December 31, 2014
Commercial loans	$19,696	$18,111
Commercial real estate loans	37,702	38,475
	$57,398	$56,586

Based on the collateral pledged, CFBank was eligible to borrow up to $30,241 from the FRB at year-end 2015.

CFBank had a $1.0 million line of credit with a commercial bank at both December 31, 2015 and December 31, 2014.  There were no outstanding borrowings on this line of credit at December 31, 2015 or December 31, 2014.  If CFBank were to borrow on this line of credit, interest would accrue daily at a variable rate based rate on the commercial bank’s cost of funds and current market returns.

Prior to 2014, CFBank entered into certain loan participations that, according to the structure of the transactions, did not qualify for sales accounting treatment and were therefore accounted for as secured borrowings.  As of January 1, 2014, there were five loan participation agreements classified as secured borrowings totaling approximately $6,500.  The maturities of the secured borrowings range from March 2016 through January 2024, with a weighted average rate of approximately 4.10%. These loans provided CFBank with the ability to repurchase the loan at its discretion.  CFBank retains an ownership interest in these loans and provides customary servicing to the third-parties which are typically other community banks.  During the first quarter of 2014, management amended its loan participation agreements to remove the language that disqualified the loan participations from sales accounting treatment and entered into amended loan participation agreements with the participating institutions with respect to the aforementioned loans.    There were no secured borrowing transactions as of December 31, 2015 and December 31, 2014.

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

The Holding Company’s Board of Directors elected to defer interest payments on the subordinated debentures from time to time beginning in December 2010 in order to preserve cash at the Holding Company.  However, in June 2014, the Holding Company paid all deferred and current interest payments in the amount of $293,  with the prior approval from the FRB.    The Holding Company subsequently paid the interest current on the subordinated debentures for all quarters as of September 30, 2014 and all subsequent quarters through December 31, 2015, after receiving the prior approval or written non-objection of the FRB to make such payments as required by the terms of the Holding Company Order and the subsequent commitments made by the Company following the termination of the Holding Company Order.  There were no  accrued deferred payments at December 31, 2015 and December 31, 2014.

The subordinated debentures have a variable rate of interest, reset quarterly, equal to the three-month London Interbank Offered Rate plus 2.85%, which was 3.45% at year-end 2015 and 3.11% at year-end 2014.

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

The unfunded liability under the Pentegra DB Plan at June 30, 2015 totaled $36 and at June 30, 2014 was $35.  CFBank’s contributions for the plan years ending June 30, 2016 and June 30, 2015, totaled $22,  and $64, respectively.  Contributions to the plan may vary from period to period due to the change in the plan's unfunded liability. The unfunded liability is primarily related to the change in plan assets and the change in plan liability from one year to the next.  The change in plan assets is based on contributions deposited, benefits paid and the actual rate of return earned on those assets.  The change in plan liability is based on demographic changes and changes in the interest rates used to determine plan liability.  In the event the actual rate of return earned on plan assets declines, the value of the plan assets will decline.  In the event the interest rates used to determine plan liability decrease, plan liability will increase.  The combined effect of each change determines the change in the unfunded liability and the change in the employer contributions.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Funded status (market value of plan assets divided by funding target) based on valuation reports as of July 1, 2015 and 2014 was 96.52% and 96.51%, respectively.

Total contributions made to the Pentegra DB Plan, as reported on Form 5500 of the Pentegra DB Plan, totaled $190,752 and $136,478 for the plan years ended June 30, 2014 and June 30, 2013, respectively.    CFBank’s contributions to the Pentegra DB Plan were not more than 5% of the total contributions to the Pentegra DB Plan.

401(k) Plan:

The Company sponsors a 401(k) plan that allows employee contributions up to the maximum amount allowable under federal tax regulations, which are currently matched in an amount equal to 25% of the first 8% of the compensation contributed.  Expense for 2015 and 2014 was $52 and $28, respectively.

Salary Continuation Agreement:

In 2004, CFBank entered into a nonqualified salary continuation agreement with the former Chairman Emeritus.  Benefits provided under the plan are unfunded, and payments are made by CFBank.  Under the plan, CFBank pays him, or his beneficiary, a benefit of $25 annually for 20 years, beginning 6 months after his retirement date, which was February 28, 2008.  The expense related to this plan totaled $11 and $12 in 2015 and 2014, respectively. The accrual is included in accrued interest payable and other liabilities in the consolidated balance sheets and totaled $233 at year-end 2015 and $247 at year-end 2014.

Life Insurance Benefits:

CFBank has entered into agreements with certain employees, former employees and directors to provide life insurance benefits which are funded through life insurance policies purchased and owned by CFBank.  The expense related to these benefits totaled ($2) and  $12 in 2015 and 2014, respectively.  The accrual for CFBank’s obligation under these agreements is included in accrued interest payable and other liabilities in the consolidated balance sheets and totaled $213 at year-end 2015 and $216 at year-end 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 14 – INCOME TAXES

Income tax expense was as follows:

	2015	2014
Current Federal	$58	$-
Deferred Federal	(3,251)	-
Total	$(3,193)	$-

Effective tax rates differ from the federal statutory rate of 34% applied to income (loss) before income taxes due to the following:

	2015	2014
Federal Statutory rate times financial statement income (loss)	$436	$163

Effect of:
Incentive Stock Options	33	75
Bank owned life insurance income	(45)	(44)
Increase (decrease) in deferred tax valuation allowance	(3,656)	(201)
Other	39	7
	$(3,193)	$-
Effective tax rate	-249%	0%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Year-end deferred tax assets and liabilities were due to the following:

	2015	2014
Deferred tax assets:
Allowance for loan losses	$1,497	$1,413
Post-retirement death benefits	73	73
Deferred compensation	241	169
Deferred loan fees	118	116
AMT Credit	105	75
Nonaccrual interest	132	110
Net operating loss carry forward	1,580	2,112
Other	2	67
	3,748	4,135

Deferred tax liability:
FHLB stock dividend	366	366
Mortgage servicing rights	4	5
Depreciation	43	14
Prepaid expenses	78	61
Mark-to-market Loans	3	33
	494	479
Net deferred tax asset before valuation allowance	3,254	3,656
Deferred tax valuation allowance	-	(3,656)
Net deferred tax asset	$3,254	$-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Our deferred tax assets are composed of U.S. net operating losses (“NOLs”), and other temporary book to tax differences.  The Company recorded a deferred tax valuation allowance which reduced the Company’s deferred tax asset to zero beginning in 2009 and continuing through the year ended December 31, 2014.  The Company maintained this valuation allowance against the net deferred tax assets at December 31, 2014 based on its estimate of future reversal and utilization.  As a result, there was no income tax benefit recorded for the year ended December 31, 2014.

When determining the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded as a benefit, the Company conducts a regular assessment of all available information. This information includes, but is not limited to, taxable income in prior periods, projected future income and projected future reversals of deferred tax items.    Based on these criteria, the Company determined as of December 31, 2015, in part because the Company had achieved seven consecutive quarters of pretax income, that it was no longer necessary to maintain a full valuation allowance against the entire net deferred tax asset.  As a result, the valuation allowance on the deferred tax asset was reversed which resulted in a credit to income tax expense of $3.2 million.

In 2012, a recapitalization program through the sale of $22.5 million in common stock improved the capital levels of the Bank and provided working capital for the holding company. The result of the change in stock ownership associated with the stock offering, within the guidelines of Section 382 of the Internal Revenue Code of 1986, was that the Company incurred an ownership change. At year-end 2015, the Company had net operating loss carryforwards of $25,166, which expire at various dates from 2024 to 2033, and has alternative minimum tax credit carryforwards of $105, which do not expire. As a result of the ownership change, the Company's ability to utilize carryforwards that arose before the stock offering closed is limited to $163 per year. Due to this limitation, management determined it is more likely than not that $20,520 of net operating loss carryforwards will expire unutilized. As required by accounting standards, the Company reduced the carrying value of deferred tax assets, and the corresponding valuation allowance, by the $6,977 tax effect of this lost realizability.

Federal income tax laws provided additional deductions, totaling $2,250, for thrift bad debt reserves established before 1988.  Accounting standards do not require a deferred tax liability to be recorded on this amount, which otherwise would total $765 at year-end 2015.  However, if CFBank were wholly or partially liquidated or otherwise ceases to be a bank, or if tax laws were to change, this amount would have to be recaptured and a tax liability recorded.   Additionally, any distributions in excess of CFBank’s current or accumulated earnings and profits would reduce amounts allocated to its bad debt reserve and create a tax liability for CFBank. The amount of additional taxable income created by such a distribution is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Thus, if CFBank makes a distribution that reduces the amount allocated to its bad debt reserve, then approximately one and one-half times the amount used would be includible in gross income for federal income tax purposes, assuming a 34% corporate income tax rate. CFBank does not intend to make distributions that would result in a recapture of any portion of its bad debt reserve.

At December 31, 2015, the Company had a  deferred tax asset recorded in the amount of $3.3 million, after reversing the valuation allowance mentioned above.  At December 31, 2015, the Company had no unrecognized tax benefits recorded.    The Company is subject to U.S. federal income tax and is no longer subject to federal examination for years prior to 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 15 – RELATED-PARTY TRANSACTIONS

Loans to principal officers, directors and their affiliates during 2015 were as follows:

Beginning balance	$682
New loans	1
Effect of changes in composition of related parties	-
Repayments	(48)
Ending balance	$635

All loans to related parties were made in the ordinary course of business under terms equivalent to those prevailing in the market for arm’s length transactions at the time of origination.

Deposits from principal officers, directors, and their affiliates at year-end 2015 and 2014 were $262 and $550, respectively.

NOTE 16 – STOCK-BASED COMPENSATION

The Company has issued awards under three stock-based compensation plans (the “Plans”), as described below.  Total compensation cost that has been charged against income for those Plans totaled $134 and $265 for 2015 and 2014, respectively.  The total income tax benefit was $13 and $15 for 2015 and 2014, respectively.

The Plans are all stockholder-approved and provide for stock option grants and restricted stock awards to be made to directors, officers and employees. The 1999 Stock-Based Incentive Plan, which expired July 13, 2009, provided 38,778 shares of common stock for stock option grants and 15,511 shares of common stock for restricted stock awards.  The 2003 Equity Compensation Plan (the “2003 Plan”), as amended and restated, provided an aggregate of 100,000 shares for stock option grants and restricted stock awards, of which up to 30,000 shares could be awarded in the form of restricted stock awards.  The 2009 Equity Compensation Plan (the “2009 Plan”), which was approved by stockholders on May 21, 2009, replaced the 2003 Plan and provided for 200,000 shares, plus any remaining shares available to grant or that are later forfeited or expire under the 2003 Plan, to be made available to be issued as stock option grants, stock appreciation rights or restricted stock awards.  On May 16, 2013, the Company’s stockholders approved the First Amendment to the 2009 Plan to increase the number of shares of common stock reserved for stock option grants and restricted stock awards thereunder to 1,500,000.

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

There were no stock options granted or exercised during the years ended December 31, 2015 and December 31, 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

A summary of stock option activity in the Plans for 2015 follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Intrinsic Value
Outstanding at beginning of year	621,396	$1.56
Granted	-	-
Exercised	-	-
Expired	(1,000)	52.10
Cancelled or Forfeited	(53,700)	1.41
Outstanding at end of period	566,696	$1.48	7.4	$-

Expected to vest	105,002	$1.44	7.7	$-

Exercisable at end of period	461,694	$1.49	7.3	$-

During the year ended December 31, 2015, there were 53,700 stock options canceled or forfeited.  Expense associated with unvested forfeited shares is reversed.

Information related to the Plans during each year follows.  There were no options exercised in 2015 or 2014.

	2015	2014
Intrinsic value of options exercised	$-	$-
Cash received from option exercises	-	-
Tax benefit realized from option exercises	-	-
Weighted average fair value of options granted	$0.00	$0.00

As of December 31, 2015, there was $24 of total unrecognized compensation cost related to nonvested stock options granted under the Plans.  The cost is expected to be recognized over a weighted-average period of 0.8 years. Substantially all of the 105,002 nonvested stock options at December 31, 2015 are expected to vest.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Restricted Stock Awards:

The Plans also permit the grant of restricted stock awards to directors, officers and employees. Compensation is recognized over the vesting period of the awards based on the fair value of the stock at grant date.  The fair value of the stock is determined using the closing share price on the date of grant and shares generally have vesting periods of one to three years.  There were 200,500 shares of restricted stock issued in 2015.  No shares of restricted stock were issued in 2014.

A summary of changes in the Company’s nonvested restricted shares for the year follows:

Nonvested Shares	Shares	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2015	-	$-
Granted	200,500	1.37
Vested	-	-
Forfeited	-	-
Nonvested at December 31, 2015	200,500	$1.37

As of December 31, 2015 and 2014, the unrecognized compensation cost related to nonvested shares granted under the Plans was $272 and $0, respectively.   There were no shares that vested during the year ended December 31, 2015.

There were 807,842 shares remaining available for stock option grants and restricted stock awards under the 2009 Plan at December 31, 2015.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 17 – PREFERRED STOCK

Series B Preferred Stock:

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

For each share of Series B Preferred Stock sold in the Private Placement, the Company also agreed to issue, at no additional charge, a Warrant to purchase (i) 2.00 shares of common stock of the Company if the purchaser purchased less than $700 (28,000 shares) of Series B Preferred Stock in the Private Placement, or (ii) 3.25 shares of common stock if the purchaser purchased $700 (28,000 shares) or more of Series B Preferred Stock in the Private Placement.  See Note 18-Common Stock Warrants for additional information.

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

NOTE 18 – COMMON STOCK WARRANTS

Series B Preferred Stock – Warrants:

For each share of Series B Preferred Stock issued by the Company in the Private Placement, the Company also issued, at no additional charge, a Warrant to purchase (i) 2.00 shares of common stock of the Company if the purchaser purchased less than $700  (28,000 shares) of Series B Preferred Stock in the Private Placement, or (ii) 3.25 shares of common stock if the purchaser purchased $700  (28,000 shares) or more of Series B Preferred Stock in the Private Placement.  Warrants to purchase an aggregate of 1,152,125 shares of common stock were issued by the Company to the purchasers of the 480,000 shares of Series B Preferred Stock sold in the Private Placement.  Subject to certain limitations, the Warrants are exercisable for a period of approximately five (5) years expiring on July 15, 2019, at a cash purchase price of $1.85 per share of common stock.

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

Prompt corrective action regulations provide five classifications for banking organizations:  well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition.  If a banking organization is classified as adequately capitalized, regulatory approval is required to accept brokered deposits.  If a banking organization is classified as undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

In July 2013, the Holding Company’s primary federal regulator, the FRB, published final rules (the “Basel III Capital Rules”) establishing a new comprehensive capital framework for U.S. banking organizations.  The rules implement the Basel Committee's December 2010 framework known as “Basel III” for strengthening international capital standards as well as certain provisions of the Dodd-Frank Act.  The implementation of the Basel III Capital Rules result in higher capital requirements and more restrictive leverage and liquidity ratios than those previously in place.  In addition, in order to avoid limitations on capital distributions, such as dividend payments and certain bonus payments to executive officers, the Basel III Capital Rules require insured financial institutions to hold a capital conservation buffer of common equity tier 1 capital above the minimum risk-based capital requirements.  The capital conservation buffer will be phased in over time, becoming effective on January 1, 2019, and will consist of an additional amount of common equity equal to 2.5% of risk-weighted assets.  The Basel III Capital Rules revise the regulatory agencies' prompt corrective action framework by incorporating the new regulatory capital minimums and updating the definition of common equity.  The Basel III Capital Rules became effective for the Company on January 1, 2015, and will be fully phased in by January 1, 2019.  The Company’s implementation of the new rules on January 1, 2015 did not have a material impact on our capital needs or classifications.

The CFBank Order required CFBank to have an 8% Tier 1 (Core) Capital to adjusted total assets and 12% Total Capital to risk weighted assets.  Although the CFBank Order was terminated by the OCC effective January 23, 2014, CFBank remained subject to the heightened capital requirements imposed by the OCC and was required to maintain an 8% Tier 1 (core) Capital ratio to adjusted total assets and 12% Total Capital to risk weighted assets, until December 23, 2015.  CFBank met these heightened capital requirements imposed by the OCC at December 31, 2015, and December 31, 2014.  See Note 2.-Regulatory Order Considerations for additional information.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Actual and required capital amounts and ratios are presented below at year end:

					To Be Well
					Capitalized Under		Required
			For Capital		Applicable Regulatory		Pursuant to
	Actual		Adequacy Purposes		Action Regulations		OCC Commitment (1)
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount		Ratio

December 31, 2015
Total Capital to risk
weighted assets	$41,528	13.67%	$24,310	8.00%	$30,388	10.00%	$	N/A	N/A

Tier 1 (Core) Capital to risk
weighted assets	37,694	12.40%	18,233	6.00%	24,310	8.00%		N/A	N/A

Common equity tier 1 capital
to risk-weighted assets	37,694	12.40%	13,675	4.50%	19,752	6.50%		N/A	N/A

Tier 1 (Core) Capital to
adjusted total assets	37,694	11.12%	13,557	4.00%	16,946	5.00%		N/A	N/A

(1)	The heightened capital requirements were applicable to CFBank until December 23, 2015, under the CFBank Order and the subsequent commitments made by CFBank to the OCC.

					To Be Well
					Capitalized Under		Required
			For Capital		Applicable Regulatory		Pursuant to
	Actual		Adequacy Purposes		Capital Standards		OCC Commitment (2)
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio

December 31,2014
Total Capital to risk
weighted assets	$37,898	14.18%	$21,379	8.00%	$26,724	10.00%	$32,069	12.00%

Tier 1 (Core) Capital to risk
weighted assets	34,520	12.92%	10,690	4.00%	16,034	6.00%	N/A	N/A

Common equity tier 1 capital
to risk-weighted assets	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Tier 1 (Core) Capital to
adjusted total assets	34,520	11.03%	12,515	4.00%	15,643	5.00%	25,029	8.00%

(2)	The heightened capital requirements were applicable to CFBank until December 23, 2015, under the CFBank Order and the subsequent commitments made by CFBank to the OCC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The Qualified Thrift Lender test requires at least 65% of assets be maintained in housing-related finance and other specified areas. If this test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends.  Management believes that this test was met by the Company at December 31, 2015.

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

Dividend Restrictions:

The Holding Company’s principal source of funds for dividend payments is dividends received from CFBank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year’s net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above.  Any future dividend payments by CFBank to the Holding Company would be based on future earnings and, if necessary, regulatory approval.

Prior to January 8, 2016, any dividends by the Holding Company on its common stock or Series B Preferred Stock, and any dividends or capital contributions by CFBank to the Holding Company, were also subject to prior regulatory approval pursuant to the Orders and the commitments made by the Holding Company and CFBank in connection with the release of the Orders.  The Holding Company received prior approval from the FRB for the payment of quarterly cash dividends on its Series B Preferred Stock for the quarter ended December 31, 2015 in the aggregate amount of $187 (which dividend was paid in January 2015).  The Holding Company also received prior approval from the FRB for the payment of quarterly cash dividends on its Series B Preferred Stock in each of the previous quarters commencing with the first dividend payment on July 15, 2014.

The Holding Company’s ability to pay dividends on its stock is also conditioned upon the payment, on a current basis, of quarterly interest payments on the subordinated debentures underlying the Company’s trust preferred securities, which also requires the written non-objection of the FRB.  Additionally, so long as the Company’s Series B Preferred Stock remains outstanding, the Holding Company will be prohibited from paying dividends (other than dividends payable solely in shares) on the Company’s common stock for the then-current dividend period, unless full dividends on the Series B Preferred Stock have been paid or set aside for payment.  Dividends on the Series B Preferred Stock are non-cumulative, which means that if for any reason we do not declare cash dividends on the Series B Preferred Stock for a quarterly dividend period we will have no obligation to pay any dividends for that period (i.e., the dividends will not accrue or cumulate), whether or not we declare dividends on the Series B Preferred Stock for any subsequent dividend period.

Additionally CFBank does not intend to make distributions to the Holding Company that would result in a recapture of any portion of its thrift bad debt reserve as discussed in Note 14-Income taxes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 20 – DERIVATIVE INSTRUMENTS

Interest-rate swaps:

CFBank utilizes interest-rate swaps as part of its asset liability management strategy to help manage its interest rate risk position, and does not use derivatives for trading purposes.  The notional amount of the interest-rate swaps does not represent amounts exchanged by the parties.  The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest-rate swap agreements.  CFBank was party to interest-rate swaps with a combined notional amount of $2,877 at December 31, 2015 and $3,811 at December 31, 2014.

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

Contingent Features:    The counterparty to CFBank’s interest-rate swaps is exposed to credit risk whenever the interest-rate swaps are in a liability position.  At December 31, 2015, CFBank had $761 in securities and cash pledged as collateral for these derivatives. Should the liability increase beyond the collateral value, CFBank will be required to pledge additional collateral.

Additionally, CFBank’s interest-rate swap instruments contain provisions that require CFBank to remain well capitalized under regulatory capital standards. The interest-rate swaps may be called by the counterparty if CFBank fails to maintain well-capitalized status under regulatory capital standards.  As of December 31, 2015, CFBank was well-capitalized under regulatory capital standards.

Summary information about the derivative instruments is as follows:

	2015	2014
Notional amount	$2,877	$3,811
Weighted average pay rate on interest-rate swaps	3.67%	4.06%
Weighted average receive rate on interest-rate swaps	0.39%	0.18%
Weighted average maturity (years)	4.0	4.3
Fair value of interest-rate swaps	$(213)	$(318)
Fair value of yield maintenance provisions	$213	$318

The fair value of the yield maintenance provisions and interest-rate swaps is recorded in other assets and other liabilities, respectively, in the consolidated balance sheet.  Changes in the fair value of the yield maintenance provisions and interest-rate swaps are reported currently in earnings, as other noninterest income in the consolidated statements of operations.  There were no net gains or losses recognized in earnings related to yield maintenance provisions and interest-rate swaps in 2015 or 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Mortgage banking derivatives:

Commitments to fund certain mortgage loans (interest rate locks) to be sold into the secondary market are considered derivatives. These mortgage banking derivatives are not designated in hedge relationships.  The Company had approximately $1,560 and $2,964 of interest rate lock commitments related to residential mortgage loans at December 31, 2015 and 2014, respectively.  The fair value of these mortgage banking derivatives was reflected by a derivative asset of $8 and $25 at December 31, 2015 and 2014, respectively, which was included in other assets in the consolidated balance sheet. Fair values were estimated based on anticipated gains on the sale of the underlying loans. Changes in the fair values of these mortgage banking derivatives are included in net gains on sales of loans. Net gains (losses) recognized in earnings related to these mortgage banking derivatives totaled ($28) and $9 in 2015 and 2014, respectively.

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

The contractual amounts of financial instruments with off-balance-sheet risk at year end were as follows:

	2015		2014
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans	$4,623	$15,187	$14,992	$17,339
Unused lines of credit	$647	$19,764	$189	$26,955
Standby letters of credit	$1,154	$-	$-	$-

Commitments to make loans are generally made for periods of 60 days or less, except for construction loan commitments, which are typically for a period of one year, and loans under a specific drawdown schedule, which are based on the individual contracts.  The fixed-rate loan commitments had interest rates ranging from 4.25% to 6.50% and maturities ranging from 3 months to 14 years at December 31, 2015. The fixed-rate loan commitments had interest rates ranging from 3.25% to 5.00% and maturities ranging from 18 months to 30 years at December 31, 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 22 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Central Federal Corporation follows:

	2015	2014
Assets
Cash and cash equivalents	$2,673	$3,025
Investment in banking subsidiary	37,745	34,572
Investment in and advances to other subsidiary	222	220
Other assets	3,112	2,202
Total assets	$43,752	$40,019

Liabilities and Equity
Subordinated debentures	$5,155	$5,155
Accrued expenses and other liabilities	285	355
Stockholders' equity	38,312	34,509
Total liabilities and stockholders' equity	$43,752	$40,019

	2015	2014

Interest income	$1	$5
Other income	291	260
Interest expense	164	164
Other expense	548	687
Loss before income tax and undistributed subsidiary income	(420)	(586)
Tax effect	1,798	-
Gain (loss) after income tax and undistributed subsidiary income	1,378	(586)
Equity in undistributed subsidiary income	3,099	1,065
Net income	$4,477	$479
Comprehensive income	$4,417	$432

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

	2015	2014
Cash flows from operating activities
Net Income	$4,477	$479
Adjustments:
Effect of subsidiaries' operations	(3,099)	(1,065)
Change in other assets and other liabilities	(980)	(1,142)
Net cash from (used by) operating activities	398	(1,728)

Cash flows from investing activities
Investment in bank subsidiary	-	(9,700)
Investments in other subsidiaries	-	54
Net cash used by investing activities	-	(9,646)

Cash flows from financing activities
Stock issuance costs	-	-
Dividends paid on Series B preferred stock	(750)	(233)
Net proceeds from issuance of Series B preferred stock	-	11,369
Net cash from (used by) financing activities	(750)	11,136

Net change in cash and cash equivalents	(352)	(238)

Beginning cash and cash equivalents	3,025	3,263

Ending cash and cash equivalents	$2,673	$3,025

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

	2015	2014
Basic
Net earnings (loss)	$4,477	$479
Preferred dividends on Series B stock	(857)	(421)
Net earnings (loss) allocated to common stockholders	$3,620	$58

Weighted average common shares outstanding including unvested share-based payment awards	15,857,127	15,823,710
Less: Unvested share-based payment awards	-	-
Average shares	15,857,127	15,823,710
Basic earnings (loss) per common share	$0.23	$0.00

Diluted
Net earnings (loss) allocated to common stockholders	$3,620	$58
Add back: Preferred Dividends on Series B stock	857	-
Net earnings (loss) allocated to fully-diluted	$4,477	$58

Weighted average common shares outstanding for basic earnings (loss) per common share	15,857,127	15,823,710
Add: Dilutive effects of assumed exercises of stock options	8,473	30,279
Add: Dilutive effects of assumed exercises of Series B preferred stock	6,857,143	-
Average shares and dilutive potential common shares	22,722,743	15,853,989
Diluted loss per common share	$0.20	$0.00

The following potential common shares were anti-dilutive and not considered in computing diluted earnings (loss) per common share.

	2015	2014
Stock options	417,058	245,381
Series B preferred stock	-	6,857,143
Stock warrants	1,152,125	1,152,125

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 24 - CONTINGENT LIABILITIES

General Litigation:

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business.  It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Company.

NOTE 25 - ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table summarizes the changes within each classification of accumulated other comprehensive income, net of tax, for the year ended December 31, 2015 and December 31, 2014 and summarizes the significant amounts reclassified out of each component of accumulated other comprehensive income:

Changes in Accumulated Other Comprehensive Income by Component
For the Year Ended December 31, 2015 and 2014 (1)

	Unrealized Gains and Losses on Available-for-Sale Securities

	2015	2014
Accumulated other comprehensive income (loss), beginning of period	$51	$98

Other comprehensive loss before reclassifications	(72)	(47)
Less amount reclassified from accumulated other comprehensive loss (2)	12	-
Net current-period other comprehensive income (loss)	(60)	(47)

Accumulated other comprehensive income (loss), end of period	$(9)	$51

(1)	All amounts are net of tax. Amounts in parentheses indicate a reduction of other comprehensive income.
(2)	There was $12 reclassified out of other comprehensive income for year ended December 31, 2015 due to an early redemption of a municipal security.

Central Federal Corporation and CFBank	Central Federal Corporation Officers
Board of Directors

Robert E. Hoeweler	Timothy T. O’Dell
Chief Executive Officer, Hoeweler Holdings	President and Chief Executive Officer
Chairman of the Board, Central Federal Corporation and CFBank

Thomas P. Ash	John W. Helmsdoerfer, CPA
Director of Governmental Relations	Executive Vice President,
Buckeye Association of School Administrators	Chief Financial Officer and Treasurer

Edward W. Cochran
Attorney	Barbara Pyke
Corporate Secretary
James H. Frauenberg II
Principal Owner,
Addison Holdings LLC
CFBank Executive Officers
Robert H. Milbourne
RHM Advisors	Timothy T. O’Dell
President and Chief Executive Officer
Timothy T. O’Dell
President and Chief Executive Officer,	John W. Helmsdoerfer, CPA
CFBank	Executive Vice President and
Chief Financial Officer

CFBank
Office Locations (Markets Served)

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

Annual Report

A  COPY OF THE ANNUAL REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE WITHOUT CHARGE UPON WRITTEN REQUEST TO:

John W. Helmsdoerfer, CPA

Executive Vice President and Chief Financial Officer

Central Federal Corporation

7000 North High Street

Worthington, Ohio 43085

Phone: 614-318-4661

Fax: 614-334-7980

Email: Johnhelmsdoerfer@cfbankmail.com

Annual Meeting

The Annual Meeting of Shareholders of Central Federal Corporation will be held at 10 a.m. on Wednesday, May 25, 2016, at the New Albany Country Club, 1 Club Lane, New Albany, Ohio 43054.

Shareholder Services

Registrar and Transfer Company serves as transfer agent for Central Federal Corporation shares. Communications regarding change of address, transfer of shares or lost certificates should be sent to:

Computershare, Inc.

250 Royall Street

Canton, MA 02021

Phone: 1-800-368-5948