Form 10-K, Exhibit 13
period 2016-12-31
CENTRAL FEDERAL CORP
filed 2017-03-15
CIK 1070680

Exhibit 13.1

Annual Report to Security Holders For the Fiscal Year ended December 31, 2016

TABLE OF CONTENTS	Page

MESSAGE TO STOCKHOLDERS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Selected Financial and Other Data	1

Forward-Looking Statements	3

Business Overview	5

Regulatory Matters	5

Financial Condition	6

Comparison of Results of Operations for 2016 and 2015	11

Comparison of Results of Operations for 2015 and 2014	13

Quantitative and Qualitative Disclosures about Market Risk	16

Liquidity and Capital Resources	18

Impact of Inflation	20

Critical Accounting Policies	20

Market Prices and Dividends Declared	22

FINANCIAL STATEMENTS

Management’s Report on Internal Control Over Financial Reporting	1

Report of Independent Registered Public Accounting Firm	2

Consolidated Financial Statements	3

Notes to Consolidated Financial Statements	8

BOARD OF DIRECTORS AND OFFICERS	54

CFBANK LOCATIONS	54

CORPORATE DATA	55

Annual Report	55

Annual Meeting	55

Shareholder Services	55

To Our Shareholders;

Your Team at CFBank has accomplished many goals during 2016 including:

•	We converted our charter from a Savings Association to a National Bank, which we believe will better align with our business model and provide additional flexibility for business lending.

•	We increased our income before income taxes for 2016 by $1.1 million, or 89.8%, over the prior year on a comparable basis.

•	We grew our net loans by 16.5% and our deposits by 29.2%, which compares favorably to peer and industry growth rates.

•	We maintained and strengthened our credit quality, while at the same time achieving above average loan growth. Net recoveries were $75,000 for 2016.

•	We upgraded our operating platform, which enhanced our corporate cash management banking products and capabilities.

•

We introduced to our business customers, equipment leasing and interest rate SWAP capabilities, allowing us to compete effectively with larger regional banks for quality equipment financing and owner occupied commercial real estate lending relationships.

We believe that our 2016 accomplishments serve to further position CFBank for continued growth and expansion.  We are confident that we have the necessary infrastructure, deposits, loan pipelines and business opportunities in place.  As we continue to expand our balance sheet by growing earning assets prudently, we expect to realize greater earnings leverage.  Offering full service Commercial Banking product offerings, coupled with our presence in multiple major metro markets, positions CFBank well for expanding our Commercial Banking businesses and customer base.

Our relationship based, customer focused, and highly responsive approach to business banking has been very well received by business customers and entrepreneurs alike, as a more user friendly and customer centric alternative to dealing with larger regional banks.

We remain committed to continued earnings growth and to building a quality banking franchise.  It is clear to us that asset size matters to overall performance.  CFBank has the necessary talent on board along with the “dry powder” to continue to grow and expand, while improving further the performance of our Bank.

On behalf of your CFBank Team, our thanks to you our Shareholders for your support.

Onward and Upward in 2017!

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

	At December 31,
	2016	2015	2014	2013	2012
	(Dollars in thousands)
Selected Financial Condition Data:
Total assets	$436,112	$351,293	$315,588	$255,748	$215,035
Cash and cash equivalents	57,941	25,895	28,207	19,160	25,152
Securities available for sale	14,058	9,368	10,445	9,672	17,639
Loans held for sale	2,812	889	3,505	3,285	623
Loans and Leases, net (1)	346,125	297,064	257,085	207,141	153,043
Allowance for loan and lease loss (ALLL)	6,925	6,620	6,316	5,729	5,237
Nonperforming assets	908	3,061	3,184	7,374	7,881
Foreclosed assets	204	1,636	1,636	1,636	1,525
Other intangible assets	-	-	-	-	49
Deposits	375,364	290,467	258,315	208,309	173,508
FHLB advances	13,500	14,500	14,500	10,000	10,000
Other secured borrowings	-	-	-	6,526	-
Subordinated debentures	5,155	5,155	5,155	5,155	5,155
Total stockholders' equity	39,292	38,312	34,509	22,864	23,643

	At December 31,
	2016	2015	2014	2013	2012
	(Dollars in thousands)
Summary of Operations:
Total interest income	$14,409	$12,405	$10,611	$7,500	$7,268
Total interest expense	3,096	2,608	1,889	2,113	2,633
Net interest income	11,313	9,797	8,722	5,387	4,635
Provision for loan and lease losses	230	250	278	496	1,129
Net interest income after provision for loan and lease losses	11,083	9,547	8,444	4,891	3,506
Noninterest income:
Net gain (loss) on sale of securities	-	(12)	-	-	143
Other	1,177	1,360	1,492	1,893	862
Total noninterest income	1,177	1,348	1,492	1,893	1,005
Noninterest expense	9,823	9,611	9,457	7,702	8,277
Income (loss) before income taxes	2,437	1,284	479	(918)	(3,766)
Income tax expense (benefit)	810	(3,193)	-	-	-
Net income (loss)	$1,627	$4,477	$479	$(918)	$(3,766)
Dividends on Series B preferred stock and accretion of discount	(857)	(857)	(421)	-	-
Dividends on Series A preferred stock and accretion of discount	-	-	-	-	(328)
Discount on redemption of Series A preferred stock	-	-	-	-	4,960
Net income (loss) available to common stockholders	$770	$3,620	$58	$(918)	$866

Management’s Discussion and Analysis of Financial Condition and Results of Operations

	At December 31,
	2016	2015	2014	2013	2012
	(Dollars in thousands)
Selected Financial Ratios and Other Data:
Performance Ratios (2)
Return on average assets	0.43%	1.36%	0.17%	(0.39%)	(1.65%)
Return on average equity	4.19%	12.84%	1.67%	(4.04%)	(24.29%)
Average yield on interest-earning assets (3)	4.09%	4.06%	4.03%	3.51%	3.48%
Average rate paid on interest-bearing liabilities	1.06%	1.00%	0.85%	1.12%	1.37%
Average interest rate spread (4)	3.03%	3.06%	3.18%	2.39%	2.11%
Net interest margin, fully taxable equivalent (5)	3.21%	3.21%	3.31%	2.52%	2.22%
Average interest-earning assets to interest bearing liabilities	121.04%	117.42%	119.19%	113.05%	108.41%
Efficiency ratio (6)	78.65%	86.14%	92.59%	105.11%	137.98%
Noninterest expenses to average assets	2.60%	2.92%	3.31%	3.26%	3.62%
Common stock dividend payout ratio	n/m	n/m	n/m	n/m	n/m

Capital Ratios: (2)
Equity to total assets at end of period	9.01%	10.91%	10.93%	8.94%	10.99%
Average equity to average assets	10.27%	10.60%	10.05%	9.60%	6.78%
Tangible capital ratio (7)	n/a	n/a	11.03%	9.34%	10.97%
Tier 1 (core) capital to adjusted total assets (Leverage ratio) (7)	9.66%	11.12%	11.03%	9.34%	10.97%
Total capital to risk weighted assets (7)	12.46%	13.67%	14.18%	12.08%	15.53%
Tier 1 (core) capital to risk weighted assets (7)	11.20%	12.40%	12.92%	10.81%	14.26%
Common equity tier 1 capital to risk weighted assets (7)	11.20%	12.40%	n/a	n/a	n/a

Asset Quality Ratios: (2)
Nonperforming loans to total loans (8)	0.20%	0.47%	0.59%	2.70%	4.02%
Nonperforming assets to total assets (9)	0.21%	0.87%	1.01%	2.88%	3.66%
Allowance for loan and lease losses to total loans	1.96%	2.18%	2.39%	2.69%	3.31%
Allowance for loan and lease losses to nonperforming loans (8)	983.66%	464.56%	408.01%	99.85%	82.39%
Net charge-offs (recoveries) to average loans	(0.02%)	(0.02%)	(0.13%)	0.00%	1.43%

Per Share Data: (10)
Basic earnings (loss) per common share	$0.05	$0.23	$0.00	$(0.06)	$0.14
Diluted earnings (loss) per common share	0.05	0.20	0.00	(0.06)	0.14
Dividends declared per common share	-	-	-	-	-
Tangible book value per common share at end of period	1.67	1.64	1.42	1.44	1.48

(1)	Loans and leases, net represents the recorded investment in loans net of the ALLL.
(2)	Asset quality ratios and capital ratios are end-of-period ratios. All other ratios are based on average monthly balances during the indicated periods.
(3)	Calculations of yield are presented on a taxable equivalent basis using the federal income tax rate of 34%.
(4)	The average interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(5)	The net interest margin represents net interest income as a percent of average interest-earning assets.
(6)

The efficiency ratio equals noninterest expense (excluding amortization of intangibles and foreclosed asset writedowns) divided by net interest income plus noninterest income (excluding gains or losses on securities transactions).

(7)	Regulatory capital ratios of CFBank.
(8)	Nonperforming loans consist of nonaccrual loans and other loans 90 days or more past due.
(9)	Nonperforming assets consist of nonperforming loans and foreclosed assets.
(10)	Per share amounts adjusted for the one-for-five reverse stock split effective May 4, 2012.
n/m - not meaningful

Management’s Discussion and Analysis of Financial Condition and Results of Operations

FORWARD LOOKING STATEMENTS

Statements in this annual report that are not statements of historical fact are forward-looking statements which are made in good faith by us. Forward-looking statements include, but are not limited to: (1) projections of revenues, income or loss, earnings or loss per common share, capital structure and other financial items; (2) plans and objectives of the management or Boards of Directors of Central Federal Corporation (the “Holding Company”) or CFBank, National Association (“CFBank”); (3) statements regarding future events, actions or economic performance; and (4) statements of assumptions underlying such statements.  Words such as "estimate," "strategy," "may," "believe," "anticipate," "expect," "predict," "will," "intend," "plan," "targeted," and the negative of these terms, or similar expressions, are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.  Various risks and uncertainties may cause actual results to differ materially from those indicated by our forward-looking statements.  The following, among other factors, could cause such differences:

•

changes in economic and political conditions could adversely affect our earnings through declines in deposits, loan demand, the ability of our customers to repay loans and the value of the collateral securing our loans;

•	changes in interest rates that may reduce net interest margin and impact funding sources;
•	the possibility that we will need to make increased provisions for loan and lease losses;
•	our ability to maintain sufficient liquidity to continue to fund our operations;
•	our ability to reduce our high level of nonperforming assets and the associated operating expenses;
•	changes in market rates and prices, including real estate values, which may adversely impact the value of financial products including securities, loans and deposits;
•	the possibility of other-than-temporary impairment of securities held in our securities portfolio;
•

results of examinations of the Holding Company and CFBank by the regulators, including the possibility that the regulators may, among other things, require CFBank to increase its allowance for loan and lease losses or write-down assets;

•	our ability to continue to meet regulatory requirements and guidelines to which we are subject;
•	our ability to generate profits in the future;
•	our ability to raise additional capital if and when necessary in the future;
•	changes in tax laws, rules and regulations;
•	increases in deposit insurance rates or premiums;
•	further legislative and regulatory changes which may increase compliance costs and burdens;
•	unexpected losses of key management;
•

various monetary and fiscal policies and regulations, including those determined by the Board of Governors of the Federal Reserve System (the “FRB”), the Federal Deposit Insurance Corporation (the “FDIC”) and the Office of the Comptroller of the Currency (the “OCC”);

•	further increases in competition from other local and regional commercial banks, savings banks, credit unions and other non-bank financial institutions;
•	our ability to grow our core businesses;
•	our ability to effectively manage our growth;
•	any failure, interruption or breach in security of our communications and information systems;

Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	technological factors which may affect our operations, pricing, products and services;
•	unanticipated litigation, claims or assessments; and
•	Management's ability to manage these and other risks.

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

Our filings with the Securities and Exchange Commission (the “SEC”) detail other risks, all of which are difficult to predict and many of which are beyond our control.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview

The Holding Company is a financial holding company that owns 100% of the stock of CFBank, National Association (CFBank), which was formed in Ohio in 1892 and converted from a federal savings association to a national bank on December 1, 2016.  Prior to December 1, 2016, the Holding Company was a registered savings and loan holding company.  Effective as of December 1, 2016 and in conjunction with the conversion of CFBank to a national bank, the Holding Company became a registered bank holding company and elected financial holding status with the FRB.

CFBank has a presence in three major metro Ohio markets – Columbus, Cleveland and Akron– as well as its two locations in Columbiana County, Ohio.  CFBank provides Business Banking products and services including commercial loans and leases, commercial and residential real estate loans and treasury management depository services.  As a full service commercial bank, our business, along with our products and services, is focused on serving the banking and financial needs of closely held businesses.  Our business model emphasizes personalized service, customer access to decision makers, quick execution, and the convenience of online internet banking, mobile banking, remote deposit and corporate treasury management.  In addition, CFBank provides residential lending and full service retail banking services and products.    Most of our deposits and loans come from our market area.  Because of CFBank’s concentration of business activities in Ohio, the Company’s financial condition and results of operations depend in large part upon economic conditions in Ohio.

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

Net income is also affected by, among other things, provisions for loan and lease losses, loan fee income, service charges, gains on loan sales, operating expenses, and taxes.  Operating expenses principally consist of employee compensation and benefits, occupancy, FDIC insurance premiums and other general and administrative expenses.  In general, results of operations are significantly affected by general economic and competitive conditions, changes in market interest rates and real estate values, government policies and actions of regulatory authorities.  Our regulators have extensive discretion in their supervisory and enforcement activities, including the authority to impose restrictions on our operations, to classify our assets and to require us to increase the level of our allowance for loan and lease losses.  Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our business, financial condition, results of operations and/or cash flows.

Regulatory Matters

From May 2011 until 2014, the Holding Company and CFBank each were subject to Cease and Desist Orders (the “Holding Company Order” and the “CFBank Order”, respectively, and collectively, the “Orders”) with the FRB, as successor to the Office of Thrift Supervision (the “OTS”) as the primary regulator of the Holding Company and CFBank.  See Note 2 to the consolidated financial statements included in this annual report for additional information regarding the Orders.

Effective as of January 23, 2014, the OCC released and terminated the CFBank Order based upon the improved capital position of CFBank, among other factors.  Following the release of the CFBank Order, CFBank was required to continue to maintain a minimum Tier 1 Leverage Capital Ratio of 8% and a Total Risk-based Capital to Risk-Weighted Assets ratio of 12% until December 23, 2015, and CFBank further committed to the OCC to adhere to certain prudent practices.    The foregoing commitments remained in place until December 23, 2015.    See Note 2 to the consolidated financial statements included in this annual report for additional information regarding the Orders.

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

Dividend Restrictions

Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies.  Generally, CFBank may pay dividends to the Holding Company without prior approval as long as the dividend does not exceed the total of the current calendar year-to-date earnings plus any earnings from the previous two years not already paid out in dividends, and as long as CFBank remains well capitalized after the dividend payment.  Future dividend payments by CFBank to the Holding Company would be based on future earnings and, if necessary, regulatory approval.  Management believes that the Holding Company has adequate operating capital for the foreseeable future. The Holding Company had $2.2 million in cash and cash equivalents at December 31, 2016.

Management’s discussion and analysis represents a review of our consolidated financial condition and results of operations for the periods presented.  This review should be read in conjunction with our consolidated financial statements and related notes.

Financial Condition

General.    Assets totaled $436.1 million at December 31, 2016 and increased  $84.8 million, or 24.1%, from $351.3 million at December 31, 2015.  The increase was primarily due to a $49.1 million increase in net loan balances and a $32.0 million increase in cash and cash equivalents.

Cash and cash equivalents.    Cash and cash equivalents totaled $57.9 million at December 31, 2016, and increased  $32.0 million, or 123.8%, from $25.9 million at December 31, 2015.  The increase in cash and cash equivalents was a result of management’s efforts to increase deposit activity in order to fund anticipated loan growth and to improve the loan to deposit ratio.

Securities. Securities available for sale totaled $14.1 million at December 31, 2016, and increased  $4.7 million, or 50.1%, compared to $9.4 million at December 31, 2015.  The increase was due to $6.0 million in purchases, partially offset by scheduled maturities and repayments.

Loans and Leases.    Net loans totaled $346.1 million at December 31, 2016, and increased $49.1 million, or 16.5%, from $297.1 million at December 31, 2015. The increase was primarily due to a $27.6 million increase in commercial loan balances, a $10.6 million increase in single-family loan balances, a $8.8 million increase in commercial real estate loan balances, a $5.3 million increase in multi-family loan balances, and a $1.2 million increase in construction loan balances, partially offset by a $4.1 million decrease in total consumer loan balances.  The increase in single-family residential loan balances was primarily attributed to an increase in balances associated with our Northpointe mortgage program.  The increase in commercial loan balances, single-family residential, commercial real estate, multi-family and construction loans was due to increased sales activity.  The decrease in total consumer loan balances is primarily due to payoffs and maturities.

CFBank has participated in a Mortgage Purchase Program with Northpointe Bank (Northpointe), a Michigan banking corporation, since December 2012.  Pursuant to the terms of a participation agreement, CFBank purchases participation interests in loans made by Northpointe related to fully underwritten and pre-sold mortgage loans originated by various prescreened mortgage brokers located throughout the U.S.  The underlying loans are individually (MERS) registered loans which are held until funded by the end investor.  The mortgage loan investors include Fannie Mae and Freddie Mac, and other major financial institutions.  This process on average takes approximately 14 days.  Given the short-term holding period of the underlying loans, common credit risks (such as past due, impairment and TDR, nonperforming, and nonaccrual classification) are substantially reduced.  Therefore, no allowance is allocated

Management’s Discussion and Analysis of Financial Condition and Results of Operations

by CFBank to these loans.  These loans are 100% risk rated for CFBank capital adequacy purposes.  Under the participation agreement,  CFBank agrees to purchase  a 95% ownership/participation interest in each of the aforementioned loans, and Northpointe maintains a 5% ownership interest in each loan it participates.   During the twelve months ended December 31, 2016 and December 31, 2015, loan origination activity totaled $824.7 and $722.2 million, respectively, and payoffs for the same period totaled $821.3 and $703.7 million, respectively.  At December 31, 2016 and December 31, 2015, CFBank held $46.9 million and $43.5 million, respectively, of such loans which are included in single-family residential loan totals.

Allowance for loan and  lease losses (ALLL).  The allowance for loan and lease losses totaled $6.9 million at December 31, 2016, and increased $305,000, or 4.6%, from $6.6 million at December 31, 2015.  The increase in the ALLL is due to a combination of factors including a 16.5% increase in net loan balances and net recoveries during the twelve months ended December 31, 2016, which was partially offset by continued improvement in credit quality and a 50.6% decrease in nonperforming loans.  The ratio of the ALLL to total loans was 1.96% at December 31, 2016, compared to 2.18% at December 31, 2015.  In addition, the ratio of the ALLL to nonperforming loans improved to 983.7% at December 31, 2016, compared to 464.6% at December 31, 2015.

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

Individually impaired loans totaled $3.4 million at December 31, 2016, and decreased $2.3 million, or 40.0%, from $5.8 million at December 31, 2015.  The decrease was primarily due to loan repayments.  The amount of the ALLL specifically allocated to individually impaired loans totaled $22,000 at December 31, 2016 and $20,000 at December 31, 2015.   The increase in the ALLL specifically allocated to impaired loans was due to a slight increase in the reserve allocation based on updated evaluations.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Nonperforming loans, which are nonaccrual loans and loans 90 days past due but still accruing interest, decreased $721,000, or 50.6%, and totaled $704,000 at December 31, 2016, compared to $1.4 million at December 31, 2015.  The ratio of nonperforming loans to total loans was 0.20% at December 31, 2016, compared to 0.47% at December 31, 2015.

The following table presents information regarding the number and balance of nonperforming loans at December 31, 2016 and December 31, 2015.

	December 31, 2016		December 31, 2015
	# of loans	Balance	# of loans	Balance
	(dollars in thousands)
Commercial	3	$263	3	$224
Single-family residential real estate	8	397	12	640
Commercial real estate	-	-	1	446
Home equity lines of credit	1	44	2	115
Total	12	$704	18	$1,425

Nonaccrual loans include some nonperforming loans that were previously modified and identified as TDRs.  TDRs included in nonaccrual loans totaled $144,000 at December 31, 2016 and $356,000 at December 31, 2015.    The decrease in TDRs included in nonaccrual loans was primarily due to loan repayments.

Nonaccrual loans at December 31, 2016 and December 31, 2015 do not include $3.0 million and $4.9 million, respectively, of TDRs where customers have established a sustained period of repayment performance, generally six months, loans are current according to their modified terms and repayment of the remaining contractual payments is expected.  These loans are included in total impaired loans.    See Notes 1 and 4 to our consolidated financial statements included in this annual report for additional information regarding impaired loans and nonperforming loans.

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

The level of total criticized and classified loans decreased by $3.6 million during the twelve months ended December 31, 2016 due to management’s on-going efforts to improve credit quality and continued payments by customers.  Loans designated as special mention decreased $3.7 million, or 50.7%, and totaled  $3.6 million at December 31, 2016, compared to $7.4 million at December 31, 2015.  Loans classified as substandard increased $108,000, or 1.9%, and totaled $5.7 million at December 31, 2016, compared to $5.6 million at December 31, 2015.  No loans were classified as doubtful at December 31, 2016 and December 31, 2015.  See Note 4 to our consolidated financial statements included in this annual report for additional information regarding risk classification of loans.

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

Total past due loans increased $169,000, or 12.2%, and totaled $1.6 million at December 31, 2016, compared to $1.4 million at December 31, 2015.  Past due loans totaled 0.4% of the loan portfolio at December 31, 2016, compared to 0.5% at December 31, 2015.    See Note 4 to our consolidated financial statements for additional information regarding loan delinquencies.

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

Unsecured commercial loans may present a higher risk of non-collection than secured commercial loans.  Unsecured commercial loans totaled $3.3 million, or 4.6% of the commercial loan portfolio, at December 31, 2016 and $2.6 million, or 5.9% of the commercial loan portfolio, at December 31, 2015. The unsecured loans are primarily lines of credit to small businesses in CFBank’s market area and are guaranteed by the small business owners.  At December 31, 2016 and December 31, 2015, none of the unsecured loans were 30 days or more delinquent.

Loans that contain interest only payments may present a higher risk than those loans with an amortizing payment that includes periodic principal reductions. Interest only loans are primarily commercial lines of credit secured by business assets and inventory, and consumer home equity lines of credit secured by the borrower’s primary residence. Due to the fluctuations in business assets and inventory of our commercial borrowers, CFBank has increased risk due to a potential decline in collateral values without a corresponding decrease in the outstanding principal.  Interest only commercial lines of credit totaled $19.9 million, or 27.9% of the commercial loan portfolio, at December 31, 2016 compared to $16.5 million, or 37.7%, at December 31, 2015.  Given the recessionary effects of the economy in the past several years, the collateral that secures the home equity lines of credit may have experienced a deterioration in value since the loan was originated, increasing the risk to CFBank. Interest only home equity lines of credit totaled $20.7 million, or 89.6% of total home equity lines of credit, at December 31, 2016 compared to $19.2 million, or 85.8%, at December 31, 2015.

We believe the ALLL is adequate to absorb probable incurred credit losses in the loan portfolio as of December 31, 2016; however, future additions to the allowance may be necessary based on factors including, but not limited to, further deterioration in client business performance, continued or deepening recessionary economic conditions, declines in borrowers’ cash flows and market conditions which result in lower real estate values.  Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the ALLL.  Such agencies may require additional provisions for loan and lease losses based on judgments and estimates that differ from those used by management, or on information available at the time of their review.  Management continues to diligently monitor credit quality in the existing portfolio and analyze potential loan opportunities carefully in order to manage credit risk.  An increase in loan losses could occur if economic conditions and factors which affect credit quality, real estate values and general business conditions worsen or do not improve.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Foreclosed assets.  Foreclosed assets totaled $204,000 at December 31, 2016  compared to $1.6 million at December 31, 2015.  Foreclosed assets at December 31, 2016 consisted of one single-family residential property that was transferred into REO at fair value in December 2016.  Foreclosed assets at December 31, 2015 consisted of one multi-family property that was transferred into REO at fair value at the time of transfer in 2013.  The multi-family property was sold during the second quarter of 2016.  The level of foreclosed assets and charges to foreclosed assets expense may increase in the future as we increase our workout efforts related to foreclosed assets, nonperforming loans and other loans with credit issues.

Premises and equipment.  Premises and equipment, net, totaled $3.4 million at December 31, 2016, and decreased  $180,000, or 5.0%, from $3.6 million at December 31, 2015.  See Note 8 – Premises and Equipment to our consolidated financial statements included in this annual report for additional information.

Deposits.    Deposits totaled $375.4 million at December 31, 2016, an increase of $84.9 million, or 29.2%, from $290.5 million at December 31, 2015.    The increase is primarily attributed to a $29.4 million increase in certificate of deposit account balances, a $29.0 million increase in checking account balances, and a $26.5 million increase in money market account balances.  The majority of the deposit increase was a result of management’s focused sales and marketing efforts to grow core deposits to fund anticipated loan growth and improve the loan to deposit ratio.

Noninterest bearing checking account balances totaled $72.8 million at December 31, 2016 and increased $29.9 million, or 69.6%, compared to $42.9 million at December 31, 2015.  The majority of this increase is attributable to our focused sales efforts to grow core deposits and to expand our relationship opportunities with our customers.

CFBank is a participant in the Certificate of Deposit Account Registry Service® (CDARS) program, a network of banks that allows us to provide our customers with FDIC insurance coverage on certificate of deposit account balances up to $50 million.  CDARS balances are considered brokered deposits by regulation.  Brokered deposits, including CDARS balances, totaled $29.7 million at December 31, 2016, and increased $7.7 million, or 34.7%, from $22.1 million at December 31, 2015.  Customer balances in the CDARS program totaled $9.6 million at December 31, 2016 and increased $266,000, or 2.9%, from $9.3 million at December 31, 2015.

FHLB advances.    FHLB advances totaled $13.5 million at December 31, 2016 and decreased $1.0 million, or 6.9%, compared to $14.5 million at December 31, 2015.    See the section titled “Liquidity and Capital Resources”  for additional information regarding FHLB advances.

Subordinated debentures.    Subordinated debentures totaled $5.2 million at both December 31, 2016 and December 31, 2015.  These debentures were issued in 2003 in exchange for the proceeds of a $5.0 million trust preferred securities offering issued by a trust formed by the Holding Company.  The terms of the subordinated debentures allow for the Holding Company to defer interest payments for a period not to exceed five years.  The Holding Company’s Board of Directors elected to defer interest payments on the subordinated debentures from time to time beginning in December 2010 in order to preserve cash at the Holding Company.  However, the Holding Company paid all deferred and current interest payments in June 2014 and has made current interest payments for all subsequent quarters through the quarter ended December 31, 2016.

Stockholders’ equity.  Stockholders’ equity totaled $39.3 million at December 31, 2016, an increase of $980,000, or 2.6%, from $38.3 million at December 31, 2015.  The increase in total stockholders’ equity was primarily attributed to net income, which was partially offset by the dividend paid on the Company’s Series B Preferred Stock.  See Note 17 to the consolidated financial statements included in this annual report for additional information.

Stock Repurchase Program

In May 2016, the Company announced that its Board of Directors adopted a stock repurchase program pursuant to which the Company may repurchase up to 3% of the Company’s common stock over the subsequent six-month period.  The Board of Directors subsequently approved the continuation of this repurchase program for an additional six-month period commencing November 10, 2016.  Any purchases under the repurchase program will be made from time to time in the open market in accordance with applicable federal and state securities laws and regulations.  The timing and amount of any stock repurchases will be determined by the Company’s management based on its evaluation of market conditions, regulatory requirements and other corporate considerations.  Since the commencement of the program, the Company has repurchased 21,300 common shares for an aggregate purchase price of $30,000 as of December 31, 2016.  All repurchased shares are held by the Company as treasury stock.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management continues to proactively monitor capital levels and ratios in its on-going capital planning process.  CFBank has leveraged its capital to support balance sheet growth and drive increased net interest income.  Management remains focused on growing capital though improving results from operations; however, should the need arise, CFBank has additional sources of capital and alternatives it could utilize.

Currently, the Holding Company has excess cash to cover its expenses for the foreseeable future, and could inject capital into CFBank if necessary.  Also, CFBank has the flexibility to manage its balance sheet size as a result of the short duration of the assets as discussed with the Northpointe mortgage program, as well as to deploy those assets into higher earning assets to improve net interest income as the opportunity presents itself.

Comparison of Results of Operations for 2016 and 2015

General.    Income before income tax expense for the twelve months ended December 31, 2016 totaled $2.4 million and increased $1.1 million, or 89.8%, compared to income before income tax expense of $1.3 million for the twelve months ended December 31, 2015.  The increase in income before income tax expense was due a $1.5 million increase in net interest income and a $20,000 decrease in provision expense, partially offset by a $171,000 decrease in noninterest income and a $212,000 increase in noninterest expense.

The Company reversed its deferred tax valuation allowance during the fourth quarter of 2015 and began recording income tax expense for 2016, which impacted the comparability of net income (after tax) between periods.  Net income for the twelve months ended December 31, 2016 totaled $1.6 million and decreased $2.9 million compared to net income of $4.5 million for the twelve months ended December 31, 2015.  The decrease in net income was primarily due to a $4.0 million increase in income tax expense (due to the $3.2 million credit to income tax expense as a result of the reversal of the deferred tax valuation allowance in 2015, compared to income tax expense of $810,000 for the year ended December 31, 2016), a $171,000 decrease in other noninterest income, and a $212,000 increase in noninterest expense, which was partially offset by a $1.5 million increase in net interest income, and a $20,000 decrease in provision expense.

Net income attributable to common stockholders totaled $770,000, or $0.05 per diluted common share, for the year ended December 31, 2016, compared to net income attributable to common stockholders of $3.6 million, or $0.20 per diluted common share, for the year ended December 31, 2015.  For the years ended December 31, 2016 and 2015, preferred dividends on the Series B Preferred Stock and accretion of discount reduced net income attributable to common stockholders by $857,000 for each period.

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

Net interest income totaled $11.3 million for the year ended December 31, 2016 and increased $1.5 million, or 15.5%, compared to $9.8 million for the year ended December 31, 2015.  The increase in net interest income was primarily due to a $2.0 million, or 16.2%, increase in interest income, partially offset by a $488,000, or 18.7%, increase in interest expense.  The increase in interest income was primarily attributed to a $46.7 million, or 15.3%, increase in average interest-earnings assets outstanding, and a 3bps increase in average yield on interest-earning assets.  The increase in interest expense was attributed to a $30.8 million, or 11.8%, increase in average interest-bearing liabilities outstanding and a 6bps increase in the average cost of funds on interest-bearing liabilities.  Net interest margin was 3.21% and 3.21% for the years ended December 31, 2016 and December 31, 2015, respectively.

Interest income totaled $14.4 million and increased $2.0 million, or 16.2%, for the twelve months ended December 31, 2016, compared to $12.4 million for the twelve months ended December 31, 2015. The increase in interest income was primarily due to a $42.5 million, or 15.7%, increase in average loans and loans held for sale balances from $270.9 million at December 31, 2015, to $313.5 million at December 31, 2016.

Interest expense totaled $3.1 million and increased $488,000, or 18.7%, for the year ended December 31, 2016, compared to $2.6 million for the year ended December 31, 2015.  The increase in interest expense resulted primarily from increased deposit costs due to a $29.8 million, or 12.4%, increase in average interest-bearing deposit balances. The overall cost of funds on total interest-bearing deposits increased 6bps to 98bps at December 31, 2016 compared to 92bps at December 31, 2015.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Provision for loan and lease losses.  The provision for loan and lease losses totaled $230,000 for the twelve months ended December 31, 2016 and decreased $20,000, or 8.0%, compared to $250,000 for the twelve months ended December 31, 2015.  The decrease in the provision for loan and lease losses for the year ended December 31, 2016 was primarily due to improved credit quality, a continued decrease in the majority of historical loss rates and favorable trends in certain qualitative factors and net recoveries.  Net recoveries for the year ended December 31, 2016 totaled $75,000 compared to net recoveries of $54,000 for the year ended December 31, 2015.    The ratio of the ALLL to nonperforming loans at December 31, 2016 improved to 983.7% compared to 464.6% at December 31, 2015.

The following table presents information regarding net charge-offs for 2016 and 2015.

	2016	2015
(Dollars in thousands)	Charge-offs (recoveries)

Commercial	$123	$(17)
Single-family residential real estate	105	39
Multi-family residential real estate	(143)	-
Commercial real estate	(145)	(8)
Home equity lines of credit	(16)	(72)
Other consumer loans	1	4
Total	$(75)	$(54)

See the section titled “Financial Condition – Allowance for loan and lease losses” for additional information.

Noninterest income.  Noninterest income for the year ended December 31, 2016 totaled $1.2 million, and decreased $171,000, or 12.7%, compared to $1.3 million for the year ended December 31, 2015.  The decrease was primarily due to a $243,000 decrease in other noninterest income, and a $191,000 decrease in net gains on sales of loans, partially offset by a $250,000 increase in service charges on deposit accounts.  The decrease in other noninterest income was due to decreased activity related to the Company’s joint ventures.  The decrease in the net gains on sales of loans was primarily due to lower residential mortgage sales activity.  The increase in service charges on deposit accounts was related to increased pricing, deposit growth and activity and new account relationships.

Noninterest expense.  Noninterest expense for the year ended December 31, 2016 totaled $9.8 million and increased $212,000, or 2.2%, compared to the $9.6 million for the year ended December 31, 2015.  The overall increase in operating expenses is primarily attributed to a $212,000 increase in salaries and employee benefits, a $192,000 increase in professional fees, partially offset by $199,000 decrease in FDIC premiums.  Salaries and benefit expenses increased primarily due to an increase in personnel in the commercial lending, credit administration, operations and information technology areas.  The increase in professional fees was primarily due to increases in recruiting fees, general legal expense related to certain one-time projects and legal expenses related to loan workout activity.  The decrease in FDIC premiums was due to lower assessment factors charged based on CFBank’s improved performance.

Income taxes.    Income tax expense totaled $810,000 for year ended December 31, 2016, an increase of $4.0 million compared to a  $3.2 million credit to income tax expense for year ended December 31, 2015.  With the reversal of the deferred tax valuation allowance as of December 31, 2015, as discussed below, the Company is now recording income tax expense based on the federal statutory rate adjusted for the effect of bank owned life insurance and other miscellaneous items.  The effective tax rate for the year ended December 31, 2016, was approximately 33.2% which management believes is a reasonable estimate for the effective tax rate.

Our deferred tax assets are composed of U.S. net operating losses (“NOLs”), and other temporary book to tax differences.  The Company recorded a deferred tax valuation allowance which reduced the Company’s deferred tax asset to zero beginning in 2009 and continuing up until the fourth quarter of 2015; the Company maintained this valuation allowance against the net deferred tax assets during this period based on its estimate of future reversal and utilization.  As a result, there was no income tax benefit recorded during the first three quarters of 2015.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

When determining the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded as a benefit, the Company conducts a regular assessment of all available information. This information includes, but is not limited to, taxable income in prior periods, projected future income and projected future reversals of deferred tax items.  Based on these criteria, the Company determined as of December 31, 2015, in part because the Company had achieved seven consecutive quarters of pretax income, that it was no longer necessary to maintain a full valuation allowance against the entire net deferred tax asset.  As a result, the valuation allowance on the deferred tax asset was reversed which resulted in a credit to income tax expense of $3.2 million.  With the reversal of the deferred tax valuation allowance, the Company is now recording income tax expense based on the federal statutory rate adjusted for the effect of other items such as incentive stock expense, bank owned life insurance, and other miscellaneous items.

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

Net income attributable to common stockholders totaled $3.6 million, or $0.20 per diluted common share, for the year ended December 31, 2015, compared to net income attributable to common stockholders of $58,000, or $0.00 per diluted common share, for the year ended December 31, 2014.  The dividend and accretion of discount on the Series B Preferred Stock decreased the net income attributable to common stockholders by $857,000 for the year ended December 31, 2015 compared to $421,000 for the year ended December 31, 2014 (during which the Series B Preferred Stock was outstanding for only approximately six months).

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Provision for loan losses.  The provision for loan and lease losses totaled $250,000 for the twelve months ended December 31, 2015 and decreased $28,000, or 10.1%, compared to $278,000 for the twelve months ended December 31, 2014.  The decrease in the provision for loan losses for the year ended December 31, 2015 was primarily due to improved credit quality, a continued decrease in historical loss rates, net recoveries and improving coverage ratios.  Net recoveries for the year ended December 31, 2015 totaled $54,000 and decreased $255,000 compared to net recoveries of $309,000 for the year ended December 31, 2014.  The variance is primarily due to a large commercial real estate loan recovery in 2014.  The ratio of the ALLL to nonperforming loans at December 31, 2015 improved to 464.6% compared to 408.0% at December 31, 2014.

The following table presents information regarding net charge-offs for 2015 and 2014.

	2015	2014
(Dollars in thousands)	Charge-offs (recoveries)

Commercial	$(17)	$39
Single-family residential real estate	39	(4)
Multi-family residential real estate	-	-
Commercial real estate	(8)	(344)
Home equity lines of credit	(72)	2
Other consumer loans	4	(2)
Total	$(54)	$(309)

See the section titled “Financial Condition – Allowance for loan and lease losses” for additional information.

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

	For the Years Ended December 31,
	2016			2015			2014
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate
	(Dollars in thousands)
Interest-earning assets:
Securities (1) (2)	$9,806	$125	1.28%	$9,542	$131	1.38%	$8,557	$157	1.85%
Loans and loans held for sale (3)	313,472	14,050	4.48%	270,939	12,126	4.48%	234,189	10,310	4.40%
Other earning assets	26,839	156	0.58%	22,953	70	0.30%	18,758	66	0.35%
FHLB stock	1,942	78	4.02%	1,942	78	4.02%	1,942	78	4.02%
Total interest-earning assets	352,059	14,409	4.09%	305,376	12,405	4.06%	263,446	10,611	4.03%
Noninterest-earning assets	25,761			23,808			22,280
Total assets	$377,820			$329,184			$285,726

Interest-bearing liabilities:
Deposits	$270,239	2,657	0.98%	$240,410	2,212	0.92%	$200,940	1,562	0.78%
FHLB advances and other borrowings	20,621	439	2.13%	19,660	396	2.01%	20,097	327	1.63%
Total interest-bearing liabilities	290,860	3,096	1.06%	260,070	2,608	1.00%	221,037	1,889	0.85%
Noninterest-bearing liabilities	48,158			34,236			35,983
Total liabilities	339,018			294,306			257,020

Equity	38,802			34,878			28,706
Total liabilities and equity	$377,820			$329,184			$285,726

Net interest-earning assets	$61,199			$45,306			$42,409
Net interest income/interest rate spread		$11,313	3.03%		$9,797	3.06%		$8,722	3.18%
Net interest margin			3.21%			3.21%			3.31%

Average interest-earning assets to average interest-bearing liabilities	121.04%			117.42%			119.19%

(1) Average balance is computed using the carrying value of securities.
Average yield is computed using the historical amortized cost average balance for available for sale securities, with an effective tax rate of 34%.
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

	Year Ended			Year Ended
	December 31, 2016			December 31, 2015
	Compared to Year Ended			Compared to Year Ended
	December 31, 2015			December 31, 2014
	Increase (decrease) due to			Increase (decrease) due to
	Rate	Volume	Net	Rate	Volume	Net
	(Dollars in thousands)
Interest-earning assets:
Securities (1)	$(10)	$4	$(6)	$(43)	$17	$(26)
Loans and loans held for sale	18	1,906	1,924	174	1,642	1,816
Other earning assets	72	14	86	(10)	14	4
FHLB stock	-	-	-	-	-	-
Total interest-earning assets	80	1,924	2,004	121	1,673	1,794

Interest-bearing liabilities:
Deposits	159	286	445	314	336	650
FHLB advances and other borrowings	24	19	43	76	(7)	69
Total interest-bearing liabilities	183	305	488	390	329	719
Net change in net interest income	$(103)	$1,619	$1,516	$(269)	$1,344	$1,075

(1)	Securities amounts are presented on a fully taxable equivalent basis.

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

Management actively monitors and manages interest rate risk.  The primary objective in managing interest rate risk is to limit, within established guidelines, the adverse impact of changes in interest rates on our net interest income and capital. We measure the effect of interest rate changes on CFBank’s economic value of equity (EVE), which is the difference between the estimated market value of its assets and liabilities under different interest rate scenarios.  The change in the EVE ratio is a long-term measure of what might happen to the market value of financial assets and liabilities over time if interest rates changed instantaneously and CFBank did not change existing strategies.  At December 31, 2016, CFBank’s EVE ratios, using interest rate shocks ranging from a 400 bps rise in rates to a 200 bps decline in rates, are shown in the following table.  All values are within the acceptable range established by CFBank’s Board of Directors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Economic Value of Equity
as a Percent of Assets
(CFBank only)
Basis Point	Economic
Change in Rates	Value Ratio
+400	9.9%
+300	10.5%
+200	11.0%
+100	11.5%
0	11.8%
(100)	11.5%
(200)	11.2%

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

CFBank is required by regulation to maintain sufficient liquidity to ensure its safe and sound operation. Thus, adequate liquidity may vary depending on CFBank’s overall asset/liability structure, market conditions, the activities of competitors, the requirements of our own deposit and loan customers and regulatory considerations.  Management believes that each the Holding Company’s and CFBank’s current liquidity is sufficient to meet its daily operating needs and fulfill its strategic planning.

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

The following table summarizes CFBank’s cash available from liquid assets and borrowing capacity at December 31, 2016 and 2015.

	December 31, 2016	December 31, 2015
	(Dollars in thousands)
Cash, unpledged securities and deposits in other financial institutions	$63,734	$25,617
Additional borrowing capacity at the FHLB	30,998	15,813
Additional borrowing capacity at the FRB	31,846	30,241
Unused commercial bank line of credit	1,000	1,000
Total	$127,578	$72,671

Cash, unpledged securities and deposits in other financial institutions increased $38.1 million, or 148.8%, to $63.7 million at December 31, 2016 compared to $25.6 million at December 31, 2015.  The increase was primarily due to an increase in cash which was a result of management’s efforts to increase deposit activity in order to fund anticipated loan growth.

CFBank’s additional borrowing capacity with the FHLB increased $15.2 million, or 96.0%, to $31.0 million at December 31, 2016 compared to $15.8 million at December 31, 2015.  The increase in additional borrowing capacity is a result of additional collateral pledged due to the increase in loans.

CFBank’s additional borrowing capacity at the FRB increased $1.6 million, or 5.3%, to $31.8 million at December 31, 2016  from $30.2 million at December 31, 2015.  CFBank is eligible to participate in the FRB’s primary credit program, providing CFBank access to short-term funds at any time, for any reason, based on the collateral pledged.

CFBank’s borrowing capacity with both the FHLB and FRB may be negatively impacted by changes including, but not limited to, further tightening of credit policies by the FHLB or FRB, deterioration in the credit performance of CFBank’s loan portfolio or CFBank’s financial performance, or a decrease in the balance of pledged collateral.

CFBank had a $1.0 million unused line of credit with one commercial bank at December 31, 2016, and 2015.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

CFBank relies on competitive interest rates, customer service, and relationships with customers to retain deposits. To promote and stabilize liquidity in the banking and financial services sector, the FDIC, pursuant to the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act, permanently increased deposit insurance coverage from $100,000 to $250,000 per depositor.

The Holding Company, as a financial holding company, has more limited sources of liquidity than CFBank.  In general, in addition to its existing liquid assets, sources of liquidity include funds raised in the securities markets through debt or equity offerings, dividends received from its subsidiaries or the sale of assets.  Pursuant to the commitments made in connection with the termination of the Holding Company Order, the Holding Company was not permitted to declare or pay dividends on its stock, purchase or redeem its stock, or accept dividends or other capital distributions from CFBank without the prior written approval of the FRB.  In addition, the Holding Company was not permitted to incur, increase or guarantee any debt without the prior written consent of the FRB.  Effective as of January 8, 2016, the Holding Company ceased to be subject to the foregoing restrictions.  In addition, the Holding Company is permitted to raise funds in the securities markets through equity offerings.

The Holding Company had adequate funds at December 31, 2016 to meet its current and anticipated operating needs at this time. The Holding Company’s current cash requirements include operating expenses and interest on subordinated debentures.  The Company may elect to pay dividends on its preferred stock and common stock, if and when declared by the Board of Directors, subject, in the case of dividends on common stock, to the payment in full of the dividend on the Company’s Series B Preferred Stock for the current dividend period.

Currently, annual debt service on the subordinated debentures is approximately $185,000.  The subordinated debentures have a variable rate of interest, reset quarterly, equal to the three-month LIBOR plus 2.85%.  The total rate in effect was 3.85% at December 31, 2016.  An increase in the three-month LIBOR would increase the debt service requirement of the subordinated debentures.

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

Federal income tax laws provided deductions, totaling $2.3 million, for thrift bad debt reserves established before 1988. Accounting standards do not require a deferred tax liability to be recorded on this amount, which otherwise would have totaled $765 at year-end 2015. However, if CFBank were wholly or partially liquidated or otherwise ceases to be a bank, or if tax laws were to change, this amount would have to be recaptured and a tax liability recorded. Additionally, any distributions in excess of CFBank’s current or accumulated earnings and profits would reduce amounts allocated to its bad debt reserve and create a tax liability for CFBank. The amount of additional taxable income created by such a distribution is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Thus, if CFBank were to make a distribution that reduced the amount allocated to its bad debt reserve, then approximately one and one-half times the amount used would be includible in gross income for federal income tax purposes, assuming a 34% corporate income tax rate. CFBank does not intend to make distributions that would result in a recapture of any portion of its bad debt reserve.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Portions of the proceeds from the common stock offering completed in 2012 as well as the preferred stock offering completed in 2014 have been retained by the Holding Company for general corporate purposes.   The Holding Company had $2.2 million in cash and cash equivalents at December 31, 2016.

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

Determination of the allowance for loan and lease losses.    The ALLL represents management’s estimate of probable incurred credit losses in the loan portfolio at each balance sheet date. The allowance consists of general and specific components.  The general component covers loans not classified as impaired and is based on historical loss experience, adjusted for current factors. Current factors considered include, but are not limited to, management’s oversight of the portfolio, including lending policies and procedures; nature, level and trend of the portfolio, including past due and nonperforming loans, loan concentrations, loan terms and other characteristics; current economic conditions and outlook; collateral values; and other items.  The specific component of the ALLL relates to loans that are individually classified as impaired. Loans exceeding policy thresholds are regularly reviewed to identify impairment. A loan is impaired when, based on current information and events, it is probable that CFBank will be unable to collect all amounts due according to the contractual terms of the loan agreement.  Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.  Determining whether a loan is impaired and whether there is an impairment loss requires judgment and estimates, and the eventual outcomes may differ from estimates made by management.  The determination of whether a loan is impaired includes: review of historical data; judgments regarding the ability of the borrower to meet the terms of the loan; an evaluation of the collateral securing the loan and estimation of its value, net of selling expenses, if applicable; various collection strategies; and other factors relevant to the loan or loans.  Impairment is measured based on the fair value of collateral, less costs to sell, if the loan is collateral dependent, or alternatively, the present value of expected future cash flows discounted at the loan’s effective rate, if the loan is not collateral dependent. When the selected measure is less than the recorded investment in the loan, an impairment loss is recorded. As a result, determining the appropriate level for the ALLL involves not only evaluating the current financial situation of individual borrowers or groups of borrowers, but also current predictions about future events that could change before an actual loss is determined.  Based on the variables involved and the fact that management must make judgments about outcomes that are inherently uncertain, the determination of the ALLL is considered to be a critical accounting policy. Additional information regarding this policy is included in the previous section titled “Financial Condition - Allowance for loan and lease losses” and in Notes 1, 4 and 6 to our consolidated financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Valuation of the deferred tax asset.

Our deferred tax assets are composed of U.S. net operating losses (“NOLs”), and other temporary book to tax differences.  The Company recorded a deferred tax valuation allowance which reduced the Company’s deferred tax asset to zero beginning in 2009 and continuing up until the fourth quarter of 2015; the Company maintained this valuation allowance against the net deferred tax assets during this period based on its estimate of future reversal and utilization.  As a result, there was no income tax benefit recorded during the first three quarters of 2015.

When determining the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded as a benefit, the Company conducts a regular assessment of all available information. This information includes, but is not limited to, taxable income in prior periods, projected future income and projected future reversals of deferred tax items.  Based on these criteria, the Company determined as of December 31, 2015, in part because the Company had achieved seven consecutive quarters of pretax income, that it was no longer necessary to maintain a full valuation allowance against the entire net deferred tax asset.  As a result, the valuation allowance on the deferred tax asset was reversed as of December 31, 2015, which resulted in a credit to income tax expense of $3.2 million.

In 2012, a recapitalization program through the sale of $22.5 million in common stock improved the capital levels of CFBank and provided working capital for the Holding Company. The result of the change in stock ownership associated with the stock offering, however, was that the Company incurred an ownership change within the guidelines of Section 382 of the Internal Revenue Code of 1986.  At year-end 2016, the Company had net operating loss carryforwards of $23.1 million, which expire at various dates from 2024 to 2033.  As a result of the ownership change, the Company's ability to utilize carryforwards that arose before the stock offering closed is limited to $163,000 per year. Due to this limitation, management determined it is more likely than not that $20.5 million of net operating loss carryforwards will expire unutilized.  As required by accounting standards, the Company reduced the carrying value of deferred tax assets, and the corresponding valuation allowance, by the $7.0 million tax effect of this lost realizability.

Federal income tax laws provided additional deductions, totaling $2.3 million, for thrift bad debt reserves established before 1988.  Accounting standards do not require a deferred tax liability to be recorded on this amount, which otherwise would have totaled $765,000 at year-end 2016.  However, if CFBank were wholly or partially liquidated or otherwise ceases to be a bank, or if tax laws were to change, this amount would have to be recaptured and a tax liability recorded.   Additionally, any distributions in excess of CFBank’s current or accumulated earnings and profits would reduce amounts allocated to its bad debt reserve and create a tax liability for CFBank. The amount of additional taxable income created by such a distribution is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Thus, if CFBank were to make a distribution that reduced the amount allocated to its bad debt reserve, then approximately one and one-half times the amount used would be includible in gross income for federal income tax purposes, assuming a 34% corporate income tax rate. CFBank does not intend to make distributions that would result in a recapture of any portion of its bad debt reserve.

At December 31, 2015, the Company had a  deferred tax asset recorded of approximately $3.3 million, after reversing the valuation allowance mentioned above.  At December 31, 2016, the Company had a deferred tax asset recorded of approximately $2.6 million.  At December 31, 2016 and 2015, the Company had no unrecognized tax benefits recorded.  The Company is subject to U.S. federal income tax and is no longer subject to federal examination for years prior to 2013.  Additional information is included in Notes 1 and 14 to our consolidated financial statements.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Market Prices and Dividends Declared

The common stock of Central Federal Corporation trades on the Nasdaq® Capital Market under the symbol “CFBK.”  As of December 31, 2016, there were 16,294,910 shares of common stock outstanding and held by approximately 255 shareholders of record.

The following table shows the quarterly reported high and low sales prices of our common stock during 2016 and 2015.  There were no dividends declared or paid on our common stock during 2016 or 2015.

2016	High	Low
First Quarter	$1.45	$1.11
Second Quarter	$1.40	$1.28
Third Quarter	$1.41	$1.31
Fourth Quarter	$1.79	$1.38

2015	High	Low
First Quarter	$1.45	$1.25
Second Quarter	$1.43	$1.25
Third Quarter	$1.44	$1.28
Fourth Quarter	$1.50	$1.29

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
December 31, 2016 and 2015

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016.  In making this assessment, management used the criteria for effective internal control over financial reporting as described in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2016.

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

March 15, 2017

Report Of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders

Central Federal Corporation

Worthington, Ohio

We have audited the accompanying consolidated balance sheets of Central Federal Corporation as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2016.  The Company's management is responsible for these consolidated financial statements.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Federal Corporation as of December 31, 2016, and 2015, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

BKD, LLP

Indianapolis, Indiana

March 15, 2017

CENTRAL FEDERAL CORPORATION

CONSOLIDATED BALANCE SHEETS

December 31, 2016 and 2015

(Dollars in thousands, except per share data)

	2016	2015
ASSETS
Cash and cash equivalents	$57,941	$25,895
Interest-bearing deposits in other financial institutions	100	-
Securities available for sale	14,058	9,368
Loans held for sale, at fair value	2,812	889
Loans and leases, net of allowance of $6,925 and $6,620	346,125	297,064
FHLB stock	1,942	1,942
Foreclosed assets, net	204	1,636
Premises and equipment, net	3,429	3,609
Bank owned life insurance	4,930	4,797
Accrued interest receivable and other assets	4,571	6,093
Total assets	$436,112	$351,293

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
Noninterest bearing	$72,779	$42,926
Interest bearing	302,585	247,541
Total deposits	375,364	290,467
FHLB advances	13,500	14,500
Advances by borrowers for taxes and insurance	408	656
Accrued interest payable and other liabilities	2,393	2,203
Subordinated debentures	5,155	5,155
Total liabilities	396,820	312,981

Commitments and contingent liabilities	-	-

Stockholders' equity
Common stock, $.01 par value;
shares authorized: 50,000,000;
shares issued: 16,427,917 in 2016 and 16,135,917 in 2015	164	161
Series B Preferred stock, $0.01 par value; 480,000 shares authorized;
480,000 issued at December 31, 2016 and December 31, 2015	5	5
Additional paid-in capital	60,163	59,937
Accumulated deficit	(17,767)	(18,537)
Accumulated other comprehensive income (loss)	2	(9)
Treasury stock, at cost; 133,007 and 111,707 shares of common stock	(3,275)	(3,245)
Total stockholders' equity	39,292	38,312
Total liabilities and stockholders' equity	$436,112	$351,293

See accompanying notes to consolidated financial statements.

CENTRAL FEDERAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2016  and 2015

(Dollars in thousands, except per share data)

	2016	2015
Interest and dividend income
Loans and leases, including fees	$14,050	$12,126
Securities	125	131
FHLB stock dividends	78	78
Federal funds sold and other	156	70
	14,409	12,405
Interest expense
Deposits	2,657	2,212
FHLB advances and other debt	254	232
Subordinated debentures	185	164
	3,096	2,608
Net interest income	11,313	9,797
Provision for loan and lease losses	230	250
Net interest income after provision for loan and lease losses	11,083	9,547

Noninterest income
Service charges on deposit accounts	741	491
Net gains on sales of loans	134	325
Net loss on sales of securities	-	(12)
Earnings on bank owned life insurance	133	132
Other	169	412
	1,177	1,348
Noninterest expense
Salaries and employee benefits	4,965	4,753
Occupancy and equipment	579	533
Data processing	1,116	1,054
Franchise and other taxes	358	318
Professional fees	1,148	956
Director fees	228	150
Postage, printing and supplies	168	198
Advertising and promotion	125	145
Telephone	123	119
Loan expenses	141	207
Foreclosed assets, net	65	137
Depreciation	211	211
FDIC premiums	222	421
Regulatory assessment	62	131
Other insurance	109	121
Other	203	157
	9,823	9,611
Income before incomes taxes	2,437	1,284
Income tax expense (benefit)	810	(3,193)
Net income	1,627	4,477
Dividends on Series B preferred stock and accretion of discount	(857)	(857)
Net income attributable to common stockholders	$770	$3,620

Earnings per common share:
Basic	$0.05	$0.23
Diluted	$0.05	$0.20

See accompanying notes to consolidated financial statements.

CENTRAL FEDERAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2016  and 2015

(Dollars in thousands, except per share data)

	2016	2015
Net income	$1,627	$4,477
Other comprehensive income (loss):
Unrealized holding gains (losses) arising during the period related to investment securities available for sale, net of tax of $1 and $0:	11	(72)
Less: reclassification adjustment for net losses realized during the period on investment securities available for sale, net of tax of $0 and $0:	-	12
Other comprehensive income (loss), net of tax	11	(60)
Comprehensive income	$1,638	$4,417

See accompanying notes to consolidated financial statements.

CENTRAL FEDERAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years ended December 31, 2016  and 2015

(Dollars in thousands, except per share data)

					Accumulated
		Series B	Additional		Other		Total
	Common	Preferred	Paid-In	Accumulated	Comprehensive	Treasury	Stockholders'
	Stock	Stock	Capital	Deficit	Income	Stock	Equity
Balance at January 1, 2015	159	5	59,696	(22,157)	51	(3,245)	34,509
Net income				4,477			4,477
Other comprehensive (loss)					(60)		(60)
Issuance of 200,500 stock based incentive plan shares, net of forfeitures	2						2
Restricted stock expense, net of forfeitures			15				15
Stock option expense, net of forfeitures			119				119
Cash dividends declared on Series B preferred stock and accretion of discount			107	(857)			(750)
Balance at December 31, 2015	161	5	59,937	(18,537)	(9)	(3,245)	38,312
Net income				1,627			1,627
Other comprehensive income					11		11
Issuance of 292,000 stock based incentive plan shares, net of forfeitures	3		(3)				-
Restricted stock expense, net of forfeitures			96				96
Stock option expense, net of forfeitures			26				26
Purchase of 21,300 treasury shares						(30)	(30)
Cash dividends declared on Series B preferred stock and accretion of discount			107	(857)			(750)
Balance at December 31, 2016	$164	$5	$60,163	$(17,767)	$2	$(3,275)	$39,292

See accompanying notes to consolidated financial statements.

CENTRAL FEDERAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES OF CASH FLOWS

Years ended December 31, 2016  and 2015

(Dollars in thousands, except per share data)

fff

	2016	2015
Net income	$1,627	$4,477
Adjustments to reconcile net income to net cash from operating activities:
Provision for loan losses and leases	230	250
Depreciation	211	211
Amortization, net	(66)	25
Deferred income tax (benefit)	623	(3,251)
Net loss on sales of securities	-	12
Originations of loans held for sale	(24,219)	(41,617)
Proceeds from sale of loans held for sale	22,430	44,830
Net gains on sales of loans	(134)	(325)
Loss on disposal of premises and equipment	16	-
Gain on sale of foreclosed assets	(4)	-
Earnings on bank owned life insurance	(133)	(132)
Stock-based compensation expense	122	134
Net change in:
Accrued interest receivable and other assets	899	993
Accrued interest payable and other liabilities	190	(505)
Net cash from operating activities	1,792	5,102
Cash flows from investing activities:
Net (increase) decrease in interest-bearing deposits in other financial institutions	(100)	494
Available-for-sale securities:
Maturities, prepayments and calls	1,261	5,509
Purchases	(5,981)	(4,573)
Loan and lease originations and payments, net	(49,056)	(44,531)
Proceeds from the sale of loans	1,124	4,099
Additions to premises and equipment	(47)	(45)
Proceeds from the sale of foreclosed assets	200	-
Net cash used by investing activities	(52,599)	(39,047)
Cash flows from financing activities:
Net change in deposits	84,881	32,128
Proceeds from FHLB advances	37,700	2,500
Repayments on FHLB advances	(38,700)	(2,500)
Net change in advances by borrowers for taxes and insurance	(248)	255
Cash dividends paid on Series B preferred stock	(750)	(750)
Purchase of treasury shares	(30)	-
Net cash from financing activities	82,853	31,633
Net change in cash and cash equivalents	32,046	(2,312)
Beginning cash and cash equivalents	25,895	28,207
Ending cash and cash equivalents	$57,941	$25,895

Supplemental cash flow information:
Interest paid	$3,061	$2,612
Income tax paid	70	-
Supplemental noncash disclosures:
Transfers from loans to repossessed assets	$204	$-
Loans issued to finance the sale of repossessed assets	1,440	-
Loans transferred from held for sale to portfolio	-	1,833
Loans transferred from portfolio to held for sale	-	1,561
Dividends payable on Series B preferred stock	187	187

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation:

The consolidated financial statements include Central Federal Corporation (the “Holding Company”) and its wholly-owned subsidiary, CFBank, National Association (CFBank).   On December 1, 2016, CFBank converted from a federal savings institution to a national bank.  The Holding Company and CFBank are sometimes collectively referred to herin as the “Company”.  Intercompany transactions and balances are eliminated in consolidation.

CFBank provides financial services through its four full-service banking offices in Fairlawn, Calcutta, Wellsville and Worthington, Ohio, and through its agency office in Woodmere, Ohio.  Its primary deposit products are commercial and retail checking, savings, money market and term certificate accounts. Its primary lending products are commercial and commercial real estate, residential mortgages and installment loans.  There are no significant concentrations of loans to any one industry or customer segment.  However, our customers’ ability to repay their loans is dependent on general economic conditions and the real estate values in their geographic areas.

Use of Estimates:  To prepare financial statements in conformity with U.S. generally accepted accounting principles (GAAP), management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan and lease losses (ALLL), deferred tax assets and fair values of financial instruments are particularly subject to change.

Cash Flows:  Cash and cash equivalents include cash, deposits with other financial institutions with maturities fewer than 90 days and federal funds sold.  Net cash flows are reported for customer loan and deposit transactions, interest-bearing deposits in other financial institutions and borrowings with original maturities under 90 days.

Interest-Bearing Deposits in Other Financial Institutions:  Interest‑bearing deposits in other financial institutions mature in April, 2019 and are carried at cost.  As of December 31, 2016, there was $100 in an interest-bearing deposit in other financial institutions.

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

Loans and Leases:  Loans and leases that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, adjusted for purchase premiums and discounts, deferred loan fees and costs and an allowance for loan and lease losses (ALLL).  Interest income is accrued on the unpaid principal balance.  Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level‑yield method without anticipating prepayments.

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

Concentration of Credit Risk:  Most of the Company’s primary business activity is with customers located within the Ohio counties of Columbiana, Franklin, Summit, Cuyahoga and contiguous counties.  Therefore, the Company’s exposure to credit risk can be affected by changes in the economies within these counties.  Although these counties are the Company’s primary market area for loans, the Company originates residential and commercial real estate loans throughout the United States.

Allowance for Loan and Lease Losses (ALLL):  The ALLL is a valuation allowance for probable incurred credit losses.  Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.  Subsequent recoveries, if any, are credited to the allowance.  Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors.  Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

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

The following portfolio segments have been identified:  commercial loans; single-family residential real estate loans; multi-family residential real estate loans; commercial real estate loans; construction loans; home equity lines of credit; and other consumer loans. A description of each segment of the loan portfolio, along with the risk characteristics of each segment, is included below.

Commercial loans:  Commercial loans include loans to businesses generally located within our primary market area. Those loans are generally secured by business equipment, inventory, accounts receivable and other business assets.  In underwriting commercial loans, we consider the net operating income of the borrower, the debt service ratio and the financial strength, expertise and credit history of the business owners and/or guarantors.  Because payments on commercial loans are dependent on successful operation of the business enterprise, repayment of such loans may be subject to a greater extent to adverse conditions in the economy.  We seek to mitigate these risks through underwriting policies which require such loans to be qualified at origination on the basis of the borrower’s financial performance and the financial strength of the business owners and/or guarantors.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

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

Joint Ventures:  The Holding Company contributed funds into a series of joint ventures (equity stake) for the purpose of allocating excess liquidity into higher earning assets while diversifying its revenue sources.  The funding for the joint ventures is related to shorter term operating activities and is related to the development of single family real estate in the form of condominiums.  Income is recognized based on a rate of return on the outstanding investment balance.  As units are sold, the Holding Company receives an additional incentive payment; the incentive payment is recognized as income. The balance outstanding in joint ventures at December 31, 2016 and December 31, 2015 was $325 and $1,285, respectively.  Income recognized on the joint ventures was $100 and $265, respectively, for 2016 and 2015.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

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

Restrictions on Cash:  Cash on hand or on deposit with the Federal Reserve Bank (FRB) is required to meet regulatory reserve and clearing requirements. The reserve requirement at December 31, 2016 was $267.  Cash on deposit with the FHLB includes $3,300 pledged as collateral for FHLB advances.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Equity:  Treasury stock is carried at cost. The carrying value of preferred stock and the common stock warrant is based on allocation of issuance proceeds, net of issuance costs, in proportion to their relative fair values.  Preferred stock is carried net of the discount established through the allocation of proceeds.

Dividend Restriction:  Banking regulations require us to maintain certain capital levels and may limit the dividends paid by CFBank to the Holding Company or by the Holding Company to stockholders.  The ability of the Holding Company to pay dividends on its common stock and Series B Preferred Stock is generally dependent upon the receipt of dividends and other distributions from CFBank.  The Holding Company is a legal entity that is separate and distinct from CFBank, which has no obligation to make any dividends or other funds available for the payment of dividends by the Holding Company.  The Holding Company also is subject to various legal and regulatory policies and guidelines impacting the Holding Company’s ability to pay dividends on its stock.   Prior to January 8, 2016, pursuant to the commitments made to the FRB in connection with the termination of the Holding Company Order (as further discussed in Note 2), the Holding Company was not permitted to declare or pay dividends on its stock without the prior approval or written non-objection of the FRB.  In addition, the Holding Company’s ability to pay dividends on its stock is conditioned upon the payment, on a current basis, of quarterly interest payments on the subordinated debentures underlying the Company’s trust preferred securities.  Finally, so long as the Company’s Series B Preferred Stock remains outstanding, the Holding Company will be prohibited from paying dividends on (other than dividends payable solely in shares) the Company’s common stock, for the then-current dividend period, unless full dividends on the Series B Preferred Stock have been paid or set aside for payment.  Dividends on the Series B Preferred Stock are non-cumulative, which means that if for any reason we do not declare cash dividends on the Series B Preferred Stock for a quarterly dividend period we will have no obligation to pay any dividends for that period (i.e., the dividends will not accrue or cumulate), whether or not we declare dividends on the Series B Preferred Stock for any subsequent dividend period.

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

Adoption of New Accounting Standards:

As extended by ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, Accounting Standards update (ASU) No. 2014-09 and the clarifying ASUs are effective for public companies for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period.  Transitional guidance is included in the updates.  Earlier adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.  While interest income is specifically out of scope of this standard, management is currently evaluating the revenue streams within “noninterest income” to assess the applicability of this standard.  Since the Company’s products are substantially financial in nature, adoption of ASU No. 2015-14 is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2014 the FASB issued ASU No. 2014-12, Compensation - Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period (June 2014).  This Update defines the accounting treatment for share-based payments and “resolves the diverse accounting treatment of those awards in practice.” The new requirement mandates that “a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition.”  Compensation cost will now be recognized in the period in which it becomes likely that the performance target will be met.   The amendments in this Update are effective for annual reporting periods beginning after December 15, 2015. Early adoption is permitted.    Adoption of the ASU 2014-12 on January 1, 2016 did not have an impact on the Company's accounting disclosures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The FASB has issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which changes how deferred taxes are classified on organizations’ balance sheets.  The ASU eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent.  The amendments apply to all organizations that present a classified balance sheet. For public companies, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods.  Adoption of the ASU is not expected to have a significant effect on the Company's consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.  ASU 2016-01 amends the guidance in U.S. GAAP on the accounting for equity investments, financial liabilities under the fair value option and the presentations and disclosure requirements of financial instruments.  ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years.  Early adoption is permitted for the accounting guidance on financial liabilities under the fair value option.  The Company will adopt the methodologies prescribed by the ASU by the date required.  The Company continues to evaluate this standard, however, adoption of the ASU is not expected to have a significant impact on the Company’s consolidated financial statements.

On February 25, 2016, FASB issued ASU No. 2016-02, Leases (Topic 842).  Under the new ASU, lessees will recognize lease assets and liabilities on their balance sheet for all leases with terms of more than 12 months.  The new lessee accounting model retains two types of leases, and is consistent with the lessee accounting model under existing GAAP.  One type of lease (finance leases) will be accounted for in substantially the same manner as capital leases are accounted for today.  The other type of lease (operating leases) will be accounted for (both in the income statement and statement of cash flows) in a manner consistent with today’s operating leases.  Lessor accounting under the new standard is fundamentally consistent with existing GAAP.  Lessees and lessors would be required to provide additional qualitative and quantitative disclosures to help financial statement users assess the amount, timing, and uncertainty of cash flows arising from leases.  These disclosures are intended to supplement the amounts recorded in the financial statements so that users can understand more about the nature of an organization’s leasing activities.  For public business entities, the final leases standard will be effective for fiscal years beginning after December 15, 2018 including interim periods within those fiscal years.  Early application is permitted.  The Company continues to evaluate the provision of the new lease standard but, due to the small number of lease agreements presently in effect for the Company, believes the new guidance will not have a significant impact on the Company’s consolidated financial statements.

The FASB has issued ASU No. 2015-03, Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs.  The amendments in this ASU require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts.  The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU.  For public business entities, the amendments are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years.  The amendments should be applied on a retrospective basis, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance.  Upon transition, an entity is required to comply with the applicable disclosures for a change in an accounting principle. These disclosures include the nature of and reason for the change in accounting principle, the transition method, a description of the prior-period information that has been retrospectively adjusted and the effect of the change on the financial statement line items, i.e., debt issuance cost asset and the debt liability.  The Company has adopted the methodologies prescribed by this ASU.  Adoption of the ASU did not have a significant effect on the Company's consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-07, Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting.  ASU No. 2016-07 affects all entities that have an investment that becomes qualified for the equity method of accounting as a result of an increase in the level of ownership interest or degree of influence.  The amendments in this update eliminate the requirement that, when an investment qualifies for use of the equity method, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held.  ASU No. 2016-07 requires that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting.  The amendments also require that an entity that has an available-for-sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method.  The amendments in ASU No. 2016-07 are effective for all entities for

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016.  Earlier application is permitted.  Adoption of ASU No. 2016-07 is not expected to have a material impact on the Company’s consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting.  ASU No. 2016-09 affects all entities that issue share-based payment awards to their employees.  The new guidance involves several aspects of the accounting for share-based payment transactions, including income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows.  Under ASU No. 2016-09, any excess tax benefits or tax deficiencies should be recognized as income tax expense or benefit in the income statement.  Excess tax benefits are to be classified as an operating activity in the statement of cash flows.  In accruing compensation cost, an entity can make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest, as required under current guidance, or account for forfeitures when they occur.  For an award to qualify for equity classification, an entity cannot partially settle the award in excess of the employer's maximum statutory withholding requirements.  Such cash paid by an employer when directly withholding shares for tax withholding purposes should be classified as a financing activity in the statement of cash flows.  The amendments in ASU No. 2016-09 are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2016.  Early adoption is permitted. Adoption of ASU No. 2016-07 is not expected to have a material impact on the Company’s consolidated financial statements.

The FASB has issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The amendments clarify the following two aspects of Topic 606: (a) identifying performance obligations; and (b) the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606.  The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in Topic 606. Public entities should apply the amendments for annual reporting periods beginning after December 15, 2017, including interim reporting periods therein (i.e., January 1, 2018, for a calendar year entity). Early application for public entities is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.  While interest income is specifically out of scope of this standard, management is currently evaluating the revenue streams within “noninterest income’ to assess the applicability of this standard.    Since the Company’s products are substantially financial in nature, adoption of ASU No. 2016-10 is not expected to have a material impact on the Company’s consolidated financial statements.

The FASB has issued ASU No. 2016-11, Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815): Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting. This ASU rescinds SEC paragraphs pursuant to two SEC Staff Announcements at the March 3, 2016 Emerging Issues Task Force (EITF) meeting.  SEC Staff Announcement, “Rescission of Certain SEC Staff Observer Comments upon Adoption of Topic 606, Revenue from Contracts with Customers,” was announced at the March 3, 2016, EITF meeting. In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The SEC Staff is rescinding the following SEC Staff Observer comments that are codified in Topic 605, Revenue Recognition, and Topic 932, Extractive Activities—Oil and Gas, effective upon adoption of Topic 606, Revenue from Contracts with Customers. Specifically, registrants should not rely on the following SEC Staff Observer comments upon adoption of Topic 606:

•	Revenue and Expense Recognition for Freight Services in Process, which is codified in paragraph 605-20-S99-2;
•	Accounting for Shipping and Handling Fees and Costs, which is codified in paragraph 605-45-S99-1;
•	Accounting for Consideration Given by a Vendor to a Customer (including Reseller of the Vendor’s Products), which is codified in paragraph 605-50-S99-1; and
•	Accounting for Gas-Balancing Arrangements (i.e., use of the “entitlements method”), which is codified in paragraph 932-10-S99-5.

While interest income is specifically out of scope of this standard, management is currently evaluating the revenue streams within “noninterest income’ to assess the applicability of this standard.    Adoption of ASU No. 2016-11 is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.   Once effective, ASU No. 2016-13 will significantly change current guidance for recognizing impairment of financial instruments.  Current guidance requires an "incurred loss" methodology for recognizing credit losses that delays recognition until it is probable a loss has been incurred.  ASU No. 2016-13 replaces the incurred loss impairment methodology with a new methodology that reflects expected credit losses over the lives of the loans and requires consideration of a broader range of information to inform credit loss estimates.  The ASU requires an organization to estimate all expected credit losses for financial assets measured at amortized cost, including loans and held-to-maturity debt securities, based on historical experience, current conditions, and reasonable and supportable forecasts.  Additional disclosures are required.  ASU No. 2016-13 also amends the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration.  Under the new guidance, entities will determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss.  Any credit loss will be recognized as an allowance for credit losses on available-for-sale debt securities rather than as a direct reduction of the amortized cost basis of the investment, as is currently required.  As a result, entities will recognize improvements to estimated credit losses on available-for-sale debt securities immediately in earnings rather than as interest income over time, as currently required.  ASU No. 2016-13 eliminates the current accounting model for purchased credit impaired loans and debt securities.  Instead, purchased financial assets with credit deterioration will be recorded gross of estimated credit losses as of the date of acquisition and the estimated credit losses amounts will be added to the allowance for credit losses.  Thereafter, entities will account for additional impairment of such purchased assets using the models listed above.  ASU No. 2016-13 will take effect for U.S. Securities and Exchange Commission (SEC) filers for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019.  Early application will be permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018.  While the Company generally expects that the implementation of ASU 2016-13 has the potential to increase their allowance for loan losses balance, the Company is continuing to evaluate the potential impact on the Company’s financial statements.  Presentations have been made to the Board of Directors, and management is currently assessing any additional data and system requirements necessary for adoption.

NOTE 2- REGULATORY MATTERS

Regulatory Matters:

From May 2011 until 2014, the Holding Company and CFBank each were subject to Cease and Desist Orders (the “Holding Company Order” and the “CFBank Order”, respectively, and collectively, the “Orders”) with the Federal Reserve Board (the “FRB”), as successor to the Office of Thrift Supervision (the “OTS”) as the primary regulator of the Holding Company and CFBank.  The Orders imposed significant directives applicable to the Holding Company and CFBank, including requirements that we maintain heightened capital levels, reduce the level of our classified and criticized assets, achieve growth and operating metrics in line with an approved business plan, and comply with restrictions on brokered deposits and on certain types of lending and prohibitions on dividends and repurchases of our capital stock.

Effective as of January 23, 2014, the OCC released and terminated the CFBank Order based upon the improved capital position of CFBank, among other factors.  Notwithstanding the release of the CFBank Order, CFBank was required to continue to maintain a minimum Tier 1 Leverage Capital Ratio of 8% and a Total Risk-based Capital to Risk-Weighted Assets ratio of 12% until December 23, 2015, and CFBank further committed to the OCC to adhere to certain prudent practices.  The foregoing commitments remained in place until December 23, 2015.

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

Dividend Restrictions:

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

NOTE 3 – SECURITIES

The following table summarizes the amortized cost and fair value of the available-for-sale securities portfolio at December 31, 2016 and December 31, 2015 and the corresponding amounts of unrealized gains and losses recognized in accumulated other comprehensive income (loss):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2016
Issued by U.S. government-sponsored entities and agencies:
U.S. Treasury	$13,521	$11	$27	$13,505
Mortgage-backed securities - residential	345	12	-	357
Collateralized mortgage obligations	189	7	-	196
Total	$14,055	$30	$27	$14,058

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
December 31, 2015
Issued by U.S. government-sponsored entities and agencies:
U.S. Treasury	$8,575	$4	$43	$8,536
Mortgage-backed securities - residential	463	18	-	481
Collateralized mortgage obligations	339	12	-	351
Total	$9,377	$34	$43	$9,368

There was no other-than-temporary impairment recognized in accumulated other comprehensive income (loss) for securities available for sale at December 31, 2016 or December 31, 2015.

There were no sales of securities for the years ended December 31, 2016 or December 31, 2015; however, there was an early redemption of a municipal security during the first quarter of 2015 which is reflected in net loss on sales of securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The amortized cost and fair value of debt securities at December 31, 2016 and December 31, 2015 are shown by contractual maturity.  Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.  Securities not due at a single maturity date are shown separately.

	December 31, 2016		December 31, 2015
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Due in one year or less	$2,518	$2,518	$1,002	$1,000
Due from one to five years	11,003	10,987	7,573	7,536
Mortgage-backed securities - residential	345	357	463	481
Collateralized mortgage obligations	189	196	339	351
Total	$14,055	$14,058	$9,377	$9,368

Fair value of securities pledged was as follows:

	2016	2015
Pledged as collateral for:
FHLB advances	$2,327	$3,530
Public deposits	2,043	2,055
Interest-rate swaps	195	261
Total	$4,565	$5,846

At year end 2016 and 2015, there were no holdings of securities of any one issuer, other than U.S. Treasuries and U.S. government-sponsored entities and agencies, in an amount greater than 10% of stockholders’ equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following table summarizes securities with unrealized losses at December 31, 2016 and December 31, 2015 aggregated by major security type and length of time in a continuous unrealized loss position.

December 31, 2016	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Issued by U.S. government-sponsored entities and agencies:
U.S. Treasury	$10,492	$27	$-	$-	$10,492	$27
Mortgage-backed securities - residential (1)	1	-	-	-	1	-
Total temporarily impaired	$10,493	$27	$-	$-	$10,493	$27

(1)	Securities with an unrealized loss were less than $1 resulting in rounding to zero.

December 31, 2015	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Issued by U.S. government-sponsored entities and agencies:
U.S. Treasury	$6,541	$43	$-	$-	$6,541	$43
Mortgage-backed securities - residential	-	-	-	-	-	-
Total temporarily impaired	$6,541	$43	$-	$-	$6,541	$43

The unrealized losses in U.S. Treasuries and Mortgage-backed securities at December 31, 2016 and U.S. Treasuries at December 31, 2015, are related to multiple securities.  Because the decline in fair value is attributable to changes in market conditions, and not credit quality, and because the Company does not have the intent to sell these securities and will unlikely be required to sell these securities before their anticipated recovery, the Company did not consider these securities to be other-than-temporarily impaired at December 31, 2016 and December 31, 2015.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 4 – LOANS AND LEASES

The following table presents the recorded investment in loans and leases by portfolio segment.  The recorded investment in loans and leases includes the principal balance outstanding adjusted for purchase premiums and discounts, and deferred loan fees and costs.

	December 31, 2016	December 31, 2015
Commercial (1)	$71,334	$43,744
Real estate:
Single-family residential	92,544	81,985
Multi-family residential	34,291	28,950
Commercial	105,313	96,488
Construction	25,822	24,662
Consumer:
Home equity lines of credit	23,109	21,837
Other	637	6,018
Subtotal	353,050	303,684
Less: ALLL	(6,925)	(6,620)
Loans and Leases, net	$346,125	$297,064

(1)	Includes $2,874 of commercial leases.

Mortgage Purchase Program:

CFBank has participated in a Mortgage Purchase Program with Northpointe Bank (Northpointe), a Michigan banking corporation, since December 2012.  Pursuant to the terms of a participation agreement, CFBank purchases participation interests in loans made by Northpointe related to fully underwritten and pre-sold mortgage loans originated by various prescreened mortgage brokers located throughout the U.S.  The underlying loans are individually (MERS) registered loans which are held until funded by the end investor. The mortgage loan investors include Fannie Mae and Freddie Mac, and other major financial institutions.  This process on average takes approximately 14 days.  Given the short-term holding period of the underlying loans, common credit risks (such as past due, impairment and TDR, nonperforming, and nonaccrual classification) are substantially reduced.  Therefore, no allowance is allocated by CFBank to these loans.  These loans are 100% risk rated for CFBank capital adequacy purposes.  Under the participation agreement,  CFBank agrees to purchase a 95% ownership/participation interest in each of the aforementioned loans, and Northpointe maintains a 5% ownership interest in each loan it participates.  At December 31, 2016 and 2015, CFBank held $46,919 and $43,517, respectively,  of such loans which have been included in single-family residential loan totals above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Allowance for Loan and Lease Losses:

The ALLL is a valuation allowance for probable incurred credit losses in the loan and lease portfolio based on management’s evaluation of various factors including past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. A provision for loan and lease losses is charged to operations based on management’s periodic evaluation of these and other pertinent factors described in Note 1 of the Notes to Consolidated Financial Statements.

The following tables present the activity in the ALLL by portfolio segment for the years ended December 31, 2016 and 2015:

	December 31, 2016
		Real Estate				Consumer
	Commercial	Single-family	Multi-family	Commercial	Construction	Home Equity lines of credit	Other	Total
Beginning balance	$1,380	$691	$705	$2,710	$561	$474	$99	$6,620
Addition to (reduction in) provision for loan losses	390	149	(132)	(128)	19	(4)	(64)	230
Charge-offs	(123)	(147)	-	-	-	(53)	(1)	(324)
Recoveries	-	42	143	145	-	69	-	399
Ending balance	$1,647	$735	$716	$2,727	$580	$486	$34	$6,925

	December 31, 2015
		Real Estate				Consumer
	Commercial	Single-family	Multi-family	Commercial	Construction	Home Equity lines of credit	Other	Total
Beginning balance	$1,346	$634	$818	$2,541	$442	$441	$94	$6,316
Addition to (reduction in) provision for loan losses	17	96	(113)	161	119	(39)	9	250
Charge-offs	(8)	(40)	-	(25)	-	(41)	(10)	(124)
Recoveries	25	1	-	33	-	113	6	178
Ending balance	$1,380	$691	$705	$2,710	$561	$474	$99	$6,620

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following table presents the balance in the ALLL and the recorded investment in loans and leases by portfolio segment and based on impairment method as of December 31, 2016:

		Real Estate				Consumer
	Commercial	Single- family	Multi- family	Commercial	Construction	Home Equity lines of credit	Other	Total
ALLL:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$1	$-	$-	$21	$-	$-	$-	$22
Collectively evaluated for impairment	1,646	735	716	2,706	580	486	34	6,903
Total ending allowance balance	$1,647	$735	$716	$2,727	$580	$486	$34	$6,925

Loans:
Individually evaluated for impairment	$557	$122	$37	$2,732	$-	$-	$-	$3,448
Collectively evaluated for impairment	70,777	92,422	34,254	102,581	25,822	23,109	637	349,602
Total ending loan balance	$71,334	$92,544	$34,291	$105,313	$25,822	$23,109	$637	$353,050

The following table presents the balance in the ALLL and the recorded investment in loans and leases by portfolio segment and based on impairment method as of December 31, 2015:

		Real Estate				Consumer
	Commercial	Single- family	Multi- family	Commercial	Construction	Home Equity lines of credit	Other	Total
ALLL:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$5	$1	$-	$14	$-	$-	$-	$20
Collectively evaluated for impairment	1,375	690	705	2,696	561	474	99	6,600
Total ending allowance balance	$1,380	$691	$705	$2,710	$561	$474	$99	$6,620

Loans:
Individually evaluated for impairment	422	$289	$1,590	$3,449	$-	$-	$-	$5,750
Collectively evaluated for impairment	43,322	81,696	27,360	93,039	24,662	21,837	6,018	297,934
Total ending loan balance	$43,744	$81,985	$28,950	$96,488	$24,662	$21,837	$6,018	$303,684

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following table presents loans individually evaluated for impairment by class of loans as of and for the year ended December 31, 2016. The unpaid principal balance is the contractual principal balance outstanding. The recorded investment is the unpaid principal balance adjusted for partial charge-offs, purchase premiums and discounts, deferred loan fees and costs.

	Unpaid Principal Balance	Recorded Investment	ALLL Allocated	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial	$476	$358	$-	$436	$13
Real estate:
Single-family residential	-	-	-	-	-
Multi-family residential	37	37	-	41	2
Commercial:
Non-owner occupied	112	112	-	114	8
Owner occupied	871	350	-	360	46
Land	-	-	-	-	-
Total with no allowance recorded	1,496	857	-	951	69

With an allowance recorded:
Commercial	199	199	1	232	9
Real estate:
Single-family residential	122	122	-	125	7
Multi-family residential	-	-	-	-	-
Commercial:
Non-owner occupied	2,068	2,068	19	2,086	126
Owner occupied	202	202	2	208	10
Land	-	-	-	-	-
Total with an allowance recorded	2,591	2,591	22	2,651	152
Total	$4,087	$3,448	$22	$3,602	$221

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

	Unpaid Principal Balance	Recorded Investment	ALLL Allocated	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial	$36	$28	$-	$65	$1
Real estate:
Single-family residential	322	161	-	166	-
Multi-family residential	1,545	1,545	-	1,561	95
Commercial:
Non-owner occupied	546	446	-	455	-
Owner occupied	688	167	-	174	39
Land	-	-	-	-	-
Total with no allowance recorded	3,137	2,347	-	2,421	135

With an allowance recorded:
Commercial	394	394	5	439	12
Real estate:
Single-family residential	128	128	1	130	7
Multi-family residential	45	45	-	48	3
Commercial:
Non-owner occupied	2,224	2,224	9	2,242	136
Owner occupied	363	363	1	371	20
Land	294	249	4	274	18
Total with an allowance recorded	3,448	3,403	20	3,504	196
Total	$6,585	$5,750	$20	$5,925	$331

The following table presents the recorded investment in nonperforming loans by class of loans as of December 31, 2016 and 2015:

	2016	2015
Loans past due over 90 days still on accrual	$-	$-
Nonaccrual loans:
Commercial	263	224
Real estate:
Single-family residential	397	640
Commercial:
Non-owner occupied	-	446
Consumer:
Home equity lines of credit:
Originated for portfolio	44	20
Purchased for portfolio	-	95
Total nonaccrual	704	1,425
Total nonperforming loans	$704	$1,425

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Nonaccrual loans include both smaller balance single-family mortgage and consumer loans that are collectively evaluated for impairment and individually classified impaired loans. There were no loans 90 days or more past due and still accruing interest at December 31, 2016 or December 31, 2015.

The following table presents the aging of the recorded investment in past due loans by class of loans as of December 31, 2016:

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Loans Not Past Due	Nonaccrual Loans Not > 90 days Past Due
Commercial	$-	$-	$119	$119	$71,215	$144
Real estate:
Single-family residential	284	49	106	439	92,105	291
Multi-family residential	-	-	-	-	34,291	-
Commercial:
Non-owner occupied	-	-	-	-	60,936	-
Owner occupied	269	600	-	869	34,891	-
Land	-	-	-	-	8,617	-
Construction	48	-	-	48	25,774	-
Consumer:
Home equity lines of credit:
Originated for portfolio	-	15	-	15	22,440	44
Purchased for portfolio	69	-	-	69	585	-
Other	-	-	-	-	637	-
Total	$670	$664	$225	$1,559	$351,491	$479

The following table presents the aging of the recorded investment in past due loans by class of loans as of December 31, 2015:

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Loans Not Past Due	Nonaccrual Loans Not > 90 days Past Due
Commercial	$-	$9	$28	$37	$43,707	$196
Real estate:
Single-family residential	598	161	148	907	81,078	492
Multi-family residential	-	-	-	-	28,950	-
Commercial:
Non-owner occupied	-	446	-	446	57,573	446
Owner occupied	-	-	-	-	30,169	-
Land	-	-	-	-	8,300	-
Construction	-	-	-	-	24,662	-
Consumer:
Home equity lines of credit:
Originated for portfolio	-	-	-	-	20,789	20
Purchased for portfolio	-	-	-	-	1,048	95
Other	-	-	-	-	6,018	-
Total	$598	$616	$176	$1,390	$302,294	$1,249

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

As of December 31, 2016 and December 31, 2015, TDR’s totaled $3,130 and $5,276, respectively.  The Company allocated $22 and $20 of specific reserves to loans modified in TDRs as of December 31, 2016 and 2015, respectively. The Company had not committed to lend additional amounts as of December 31, 2016 or 2015 to customers with outstanding loans that were classified as nonaccrual TDRs.

There was one commercial loan in the amount of $239 that was modified as a TDR during the year ended December 31, 2016, where concessions were granted to a borrower experiencing financial difficulty.  There was one single-family residential loan and one home equity line of credit that were modified as TDRs during the year ended December 31, 2015, where concessions were granted to borrowers experiencing financial difficulties.  The home equity line of credit was paid off in June 2015.

The following table presents loans modified as TDRs by class of loans during the year ended December 31, 2016:

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment

Commercial	1	$339	$339
	1	$339	$339

The following table presents loans modified as TDRs by class of loans during the year ended December 31, 2015:

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Real estate:
Single-family residential	1	$9	$9
Consumer:
Home equity lines of credit:
Originated for portfolio	1	9	9
	2	$18	$18

The TDRs described above resulted in no charge-offs during the years ended December 31, 2016 and 2015, respectively.

There was one nonperforming TDR that went into payment default during the year ended December 31, 2016.  There were no loans classified as TDRs for which there was a payment default within twelve months following the modification during the year ending December 31, 2015.

The terms of certain other loans were modified during the year ended December 31, 2016 and 2015 that did not meet the definition of a TDR. These loans had a total recorded investment of $33,294 and $19,097 as of December 31, 2016 and 2015, respectively. The modification of these loans involved either a modification of the terms of a loan to borrowers who were not experiencing financial difficulties, a delay in a payment that was considered to be insignificant or there were no concessions granted.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Nonaccrual loans include loans that were modified and identified as TDRs and the loans are not performing.  At December 31, 2016 and 2015, nonaccrual TDRs were as follows:

	2016	2015
Commercial	$144	$195
Real estate:
Single-family residential	-	161
Total	$144	$356

Nonaccrual loans at December 31, 2016 and 2015 did not include $2,986 and $4,920, respectively, of TDRs where customers have established a sustained period of repayment performance, generally six months, the loans are current according to their modified terms and repayment of the remaining contractual payments is expected.  These loans are included in total impaired loans.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The recorded investment in loans by risk category and by class of loans as of December 31, 2016 and based on the most recent analysis performed follows.  There were no loans rated doubtful at December 31, 2016.

	Not Rated	Pass	Special Mention	Substandard	Total
Commercial	$47	$70,444	$286	$557	$71,334
Real estate:
Single-family residential	92,130	-	-	414	92,544
Multi-family residential	-	33,615	505	171	34,291
Commercial:
Non-owner occupied	115	58,183	1,782	856	60,936
Owner occupied	-	33,493	1,048	1,219	35,760
Land	-	6,380	-	2,237	8,617
Construction	1,997	23,825	-	-	25,822
Consumer:
Home equity lines of credit:
Originated for portfolio	22,328	-	-	127	22,455
Purchased for portfolio	512	-	-	142	654
Other	637	-	-	-	637
	$117,766	$225,940	$3,621	$5,723	$353,050

The recorded investment in loans by risk category and class of loans as of December 31, 2015 follows.  There were no loans rated doubtful at December 31, 2015.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 5 – FORECLOSED ASSETS

Foreclosed assets at year-end were as follows:

	2016	2015
Commercial real estate	$-	$1,636
Single-family residential	204	-
Subtotal	204	1,636
Valuation Allowance	-	-
Total	$204	$1,636

There was no activity in the valuation allowance account or any write-downs during the years ended December 31, 2016 and 2015.

Expenses related to foreclosed assets include:

	2016	2015
Net loss (gain) on sales	$(4)	$-
Operating expenses, net of rental income	69	137
	$65	$137

Foreclosed assets at December 31, 2016 consisted of one single-family residential property that was transferred into REO at fair value in December 2016.  Foreclosed assets at December 31, 2015 consisted of one multi-family property that was transferred into REO at fair value at the time of transfer in 2013.    Foreclosed asset expenses incurred during 2016 and 2015 related to light rehabilitation and maintenance expense incurred to ready the property to sell, increase occupancy levels, and certain other operating costs.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

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

Loans held for sale:  Loans held for sale are carried at fair value, as determined by outstanding commitments from third party investors (Level 2).    During the second quarter of 2015, CFBank signed an agreement with the intent to sell its credit card portfolio to a third party.  As a result, as of June 30, 2015, the credit card portfolio was transferred to held for sale at the lower of cost of market of $175,000, which approximated fair value at the time of transfer.  In February 2016, the sale of the credit card portfolio was consummated.

Assets and liabilities measured at fair value on a recurring basis, including financial assets and liabilities for which the Company has elected the fair value option, are summarized below:

Fair Value Measurements at December 31, 2016 Using Significant Other Observable Inputs
(Level 2)
Financial Assets:
Securities available for sale:
Issued by U.S. government-sponsored entities and agencies:
U.S. Treasury	$13,505
Mortgage-backed securities - residential	357
Collateralized mortgage obligations	196
Total securities available for sale	$14,058

Loans held for sale	$2,812

Yield maintenance provisions (embedded derivatives)	$122

Interest rate lock commitments	$9

Financial Liabilities:
Interest-rate swaps	$122

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

The Company had no assets or liabilities measured at fair value on a recurring basis that were measured using Level 1 or Level 3 inputs at December 31, 2016 or 2015.  There were no transfers of assets or liabilities measured at fair value between levels during 2016 or 2015.

Assets measured at fair value on a non-recurring basis are summarized below:

Fair Value Measurements at December 31, 2016 Using
Significant Unobservable Inputs (Level 3)

Impaired loans:
Commercial	$130
Real Estate:
Single-family residential	122
Multi-family residential	37
Commercial:
Non-owner occupied	2,161
Owner occupied	200
Land	-
Total impaired loans	$2,650

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Fair Value Measurements at December 31, 2015 Using
Significant Unobservable Inputs (Level 3)

Impaired loans:
Commercial	$143
Real Estate:
Single-family residential	128
Multi-family residential	45
Commercial:
Non-owner occupied	2,215
Owner occupied	213
Land	245
Total impaired loans	$2,989

The Company had no assets or liabilities measured at fair value on a non-recurring basis that were measured using Level 1 or 2 inputs at December 31, 2016 or 2015.

Impaired loans that are measured for impairment using the fair value of the collateral for collateral dependent loans, had a principal balance of $2,672, with a valuation allowance of $21 at December 31, 2016.  Impaired loans that are measured for impairment using the fair value of the collateral for collateral dependent loans, had a principal balance of $3,050 with a valuation allowance of $16 at December 31, 2015.

The following table presents quantitative information about Level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at December 31, 2016:

	Fair Value	Valuation Technique(s)	Unobservable Inputs	(Range) Weighted Average
Impaired loans:
Commercial	$130	Comparable sales approach	Adjustment for differences between the comparable market transactions	3.48%
Real estate:
Single-family residential	122	Comparable sales approach	Adjustment for differences between the comparable market transactions	(1.81% , 3.61%) 2.91%
Multi-family residential	37	Comparable sales approach	Adjustment for differences between the comparable market transactions	9.64%
Commercial:
Non-owner occupied	2,161	Comparable sales approach	Adjustment for differences between the comparable market transactions	(1.10%, 5.74%) 1.35%
Owner occupied	200	Comparable sales approach	Adjustment for differences between the comparable market transactions	-4.46%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following table presents quantitative information about Level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at December 31, 2015:

	Fair Value	Valuation Technique(s)	Unobservable Inputs	(Range) Weighted Average
Impaired loans:
Commercial	$143	Comparable sales approach	Adjustments by management to reflect current discount rates	1.10%
Real estate:
Single -family residential	128	Comparable sales approach	Adjustment for differences between the comparable market transactions	(-1.23% , 4.63%) -.17%
Multi-family residential	45	Comparable sales approach	Adjustment for differences between the comparable market transactions	5.74%
Commercial:
Non-owner occupied	2,215	Comparable sales approach	Adjustment for differences between the comparable market transactions	(1.10%, 5.74%) 1.35%
Owner occupied	213	Comparable sales approach	Adjustment for differences between the comparable market transactions	-29.30%
Land	245	Comparable sales approach	Adjustment for differences between the comparable market transactions	(-1.89%, 2.54%) .08%

Financial Instruments Recorded Using Fair Value Option:

The Company has elected the fair value option for loans held for sale.  These loans are intended for sale and the Company believes that the fair value is the best indicator of the resolution of these loans.  Loans originated as construction loans, that were subsequently transferred to held for sale, are carried at the lower cost or market and are not included.  Interest income is recorded based on the contractual terms of the loan and in accordance with the Company’s policy on loans held for investment.  None of these loans were 90 days or more past due or on nonaccrual as of December 31, 2016 or December 31, 2015.

As of December 31, 2016 and December 31, 2015, the aggregate fair value, contractual balance and gain or loss of loans held for sale were as follows:

	December 31, 2016	December 31, 2015
Aggregate fair value	$2,812	$889
Contractual balance	2,801	884
Gain (loss)	11	5

The total amount of gains and losses from changes in fair value included in earnings for the year ended December 31, 2016 and 2015 for loans held for sale were:

	2016	2015
Interest income	$60	$56
Interest expense	-	-
Change in fair value	6	(10)
Total change in fair value	$66	$46

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The carrying amounts and estimated fair values of financial instruments at year-end were as follows:

	Fair Value Measurements at December 31, 2016 Using:
	Carrying
	Value	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$57,941	$57,941	$-	$-	$57,941
Interest-bearing deposits in other financial institutions	100	100	-	-	100
Securities available for sale	14,058	-	14,058	-	14,058
Loans held for sale	2,812	-	2,812	-	2,812
Loans, net	346,125	-	-	343,523	343,523
FHLB stock	1,942	n/a	n/a	n/a	n/a
Accrued interest receivable	1,054	13	40	1,001	1,054
Yield maintenance provisions (embedded derivatives)	122	-	122	-	122
Interest rate lock commitments	9	-	9	-	9

Financial liabilities
Deposits	$(375,364)	$(202,158)	$(171,967)	$-	$(374,125)
FHLB advances and other borrowings	(13,500)	-	(13,597)	-	(13,597)
Advances by borrowers for taxes and insurance	(408)	-	-	(408)	(408)
Subordinated debentures	(5,155)	-	(3,411)	-	(3,411)
Accrued interest payable	(78)	(2)	(76)	-	(78)
Interest-rate swaps	(122)	-	(122)	-	(122)

The carrying amounts and estimated fair values of financial instruments at December 31, 2015 were as follows:

	Fair Value Measurements at December 31, 2015 Using:
	Carrying
	Value	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$25,895	$25,895	$-	$-	$25,895
Interest-bearing deposits in other financial institutions	-	-	-	-	-
Securities available for sale	9,368	-	9,368	-	9,368
Loans held for sale	889	-	889	-	889
Loans, net	297,064	-	-	295,498	295,498
FHLB stock	1,942	n/a	n/a	n/a	n/a
Accrued interest receivable	831	1	21	809	831
Yield maintenance provisions (embedded derivatives)	213	-	213	-	213
Interest rate lock commitments	8	-	8	-	8

Financial liabilities
Deposits	$(290,467)	$(147,523)	$(143,236)	$-	$(290,759)
FHLB advances and other borrowings	(14,500)	-	(14,693)	-	(14,693)
Advances by borrowers for taxes and insurance	(656)	-	-	(656)	(656)
Subordinated debentures	(5,155)	-	(2,269)	-	(2,269)
Accrued interest payable	(44)	-	(44)	-	(44)
Interest-rate swaps	(213)	-	(213)	-	(213)

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 7 – LOAN SERVICING

Mortgage loans serviced for others are not reported as assets.  The principal balances of these loans at year-end were as follows:

	December 31, 2016	December 31, 2015
Mortgage loans serviced for Freddie Mac	$4,261	$5,593

Custodial escrow balances maintained in connection with serviced loans were $119 and $132 at year-end 2015 and 2014, respectively.

NOTE 8- PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	December 31, 2016	December 31, 2015
Land and land improvements	$1,293	$1,293
Buildings	3,832	3,827
Furniture, fixtures and equipment	2,150	2,655
	7,275	7,775
Less: Accumulated Depreciation	(3,846)	(4,166)
	$3,429	$3,609

Depreciation expense for 2016 and 2015 totaled $211 and $211, respectively.

Operating Leases:

The Company leases certain branch and loan office property space under two operating leases. Each lease requires CFBank to absorb its pro rata share of building operating expenses and utilities based on square footage.  The Company entered into a lease agreement to open a commercial banking agency  office in Woodmere, Ohio, which opened in January of 2014.  The Woodmere lease is for a 128-month term commencing January 1, 2014 with no renewal options.  The Company leases CFBank’s Fairlawn branch office pursuant to a  ten year operating lease beginning in 2014 with annual rent increases each year. There is one five-year renewal option on this lease.  Lease expense for the years ended December 31, 2016 and 2015 totaled $311 and $319, respectively.  Leasehold improvements are depreciated straight line over the lease term before consideration of renewal options.

Lease expense is recognized evenly over the lease term to account for lease incentives.  Rent commitments, before renewal options, are as follows:

2017	$320
2018	321
2019	322
2020	324
2021	325
Thereafter	858
$2,470

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 9 – DEPOSITS

Time deposits of $100 or more were $128,185 and $106,574 at year-end 2016 and 2015, respectively.  Time deposits of $250 or more were $38,575 and $23,970 at year-end 2016 and 2015, respectively.

Scheduled maturities of time deposits for the next five years are as follows:

2017	$108,620
2018	33,617
2019	7,749
2020	14,626
2021	7,697
Thereafter	-
Total	$172,309

Brokered deposits at year-end 2016 and 2015 totaled $29,738 and $22,073, respectively.

NOTE 10 –FHLB ADVANCES

Fixed Rate Advances from the FHLB were as follows:

	Weighted
	Average Rate	December 31, 2016	December 31, 2015
Fixed Rate Advances
Maturities:
2016		$-	$5,000
2017	1.12%	2,500	1,500
2019	1.62%	3,500	2,500
2020	2.02%	3,500	2,500
2021	2.32%	4,000	3,000
Total		$13,500	$14,500

Each advance is payable at its maturity date, with a prepayment penalty for fixed-rate advances.

The advances were collateralized as follows:

	December 31, 2016	December 31, 2015
Single-family mortgage loans	$38,342	$29,490
Multi-family mortgage loans	14,854	8,185
Commercial real estate loans (1-4 family)	2,793	3,155
Securities	2,327	3,530
Cash	3,300	3,300
Total	$61,616	$47,660

Based on the collateral pledged to the FHLB and CFBank’s holdings of FHLB stock, CFBank was eligible to borrow up to a total of $44,498 from the FHLB at December 31, 2016.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Payments due to the FHLB over the next five years are as follows:

December 31, 2016
2017	$2,500
2018	-
2019	3,500
2020	3,500
2021	4,000
$13,500

NOTE 11 - OTHER BORROWINGS

There were no outstanding borrowings with the Federal Reserve Bank (the “FRB”) at December 31, 2016 or at December 31, 2015.

Assets pledged as collateral with the FRB were as follows:

	2016	2015
Commercial loans	$16,380	$19,696
Commercial real estate loans	39,230	37,702
	$55,610	$57,398

Based on the collateral pledged, CFBank was eligible to borrow up to $31,846 from the FRB at year-end 2016.

CFBank had a $1.0 million line of credit with a commercial bank at both December 31, 2016 and December 31, 2015.  There were no outstanding borrowings on this line of credit at December 31, 2016 or December 31, 2015.  If CFBank were to borrow on this line of credit, interest would accrue daily at a variable rate based on the commercial bank’s cost of funds and current market returns.

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

The Holding Company has the option to defer interest payments on the subordinated debentures for a period not to exceed five consecutive years.    The Holding Company’s Board of Directors elected to defer interest payments on the subordinated debentures from time to time beginning in December 2010 in order to preserve cash at the Holding Company.  However, the Holding Company paid all deferred and current interest payments in June 2014, and has paid the interest current on the subordinated debentures for all subsequent quarters through December 31, 2016.

The subordinated debentures have a variable rate of interest, reset quarterly, equal to the three-month London Interbank Offered Rate plus 2.85%, which was 3.85% at year-end 2016 and 3.45% at year-end 2015.

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

The unfunded liability under the Pentegra DB Plan at June 30, 2016 totaled  $53  and at June 30, 2015 was $36.  CFBank’s contributions for the plan years ending June 30, 2017 and June 30, 2016, totaled $42,  and $22, respectively.  Contributions to the plan may vary from period to period due to the change in the plan's unfunded liability. The unfunded liability is primarily related to the change in plan assets and the change in plan liability from one year to the next.  The change in plan assets is based on contributions deposited, benefits paid and the actual rate of return earned on those assets.  The change in plan liability is based on demographic changes and changes in the interest rates used to determine plan liability.  In the event the actual rate of return earned on plan assets declines, the value of the plan assets will decline.  In the event the interest rates used to determine plan liability decrease, plan liability will increase.  The combined effect of each change determines the change in the unfunded liability and the change in the employer contributions.

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

Funded status (market value of plan assets divided by funding target) based on valuation reports as of July 1, 2016 and 2015 was 94.90% and 96.52%, respectively.

Total contributions made to the Pentegra DB Plan, as reported on Form 5500 of the Pentegra DB Plan, totaled $163 and  $191 for the plan years ended June 30, 2015 and June 30, 2014, respectively.    CFBank’s contributions to the Pentegra DB Plan were not more than 5% of the total contributions to the Pentegra DB Plan.

401(k) Plan:

The Company sponsors a 401(k) plan that allows employee contributions up to the maximum amount allowable under federal tax regulations, which are currently matched in an amount equal to 25% of the first 8% of the compensation contributed.  Expense for 2016 and 2015 was $49 and $52, respectively.

Salary Continuation Agreement:

In 2004, CFBank entered into a nonqualified salary continuation agreement with its former Chairman Emeritus.  Benefits provided under the plan are unfunded, and payments are made by CFBank.  Under the plan, CFBank pays him, or his beneficiary, a benefit of $25 annually for 20 years, beginning 6 months after his retirement date, which was February 28, 2008.  The expense related to this plan totaled $10 and $11 in 2016 and 2015, respectively. The accrual is included in accrued interest payable and other liabilities in the consolidated balance sheets and totaled $218 at year-end 2016 and $233 at year-end 2015.

Life Insurance Benefits:

CFBank has entered into agreements with certain employees, former employees and directors to provide life insurance benefits which are funded through life insurance policies purchased and owned by CFBank.  The expense related to these benefits totaled ($3) and ($2) in 2016 and 2015, respectively.  The accrual for CFBank’s obligation under these agreements is included in accrued interest payable and other liabilities in the consolidated balance sheets and totaled $210 at year-end 2016 and $213 at year-end 2015.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 14 – INCOME TAXES

Income tax expense was as follows:

	December 31, 2016	December 31, 2015
Current Federal	$187	$58
Deferred Federal (1)	623	(3,251)
Total	$810	$(3,193)

(1)	Includes tax benefit of operating loss carryforwards of $717 and $531 for the years ended December 31, 2016 and 2015.

Effective tax rates differ from the federal statutory rate of 34% applied to income (loss) before income taxes due to the following:

	December 31, 2016	December 31, 2015
Federal Statutory rate times financial statement income (loss)	$829	$436
Effect of:
Incentive Stock Options	6	33
Bank owned life insurance income	(45)	(45)
Increase (decrease) in deferred tax valuation allowance	-	(3,656)
Other	20	39
	$810	$(3,193)
Effective tax rate	33%	-249%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Year-end deferred tax assets and liabilities were due to the following:

	2016	2015
Deferred tax assets:
Allowance for loan and lease losses	$1,575	$1,497
Compensation related issues	353	314
Deferred loan fees	155	118
AMT Credit	50	105
Nonaccrual interest	41	132
Net operating loss carry forward	863	1,580
Other	70	2
	3,107	3,748
Deferred tax liability:
FHLB stock dividend	366	366
Mortgage servicing rights	2	4
Depreciation	47	43
Prepaid expenses	63	78
Mark-to-market Loans	2	3
	480	494
Net deferred tax asset	$2,627	$3,254

At December 31, 2016, the Company had a deferred tax asset recorded of approximately $2,600.  At December 31, 2015, the Company had a deferred tax asset recorded of approximately $3,300 after reversing its valuation allowance noted below.  At December 31, 2016 and December 31, 2015, the Company had no unrecognized tax benefits recorded.  The Company is subject to U.S. federal income tax and is no longer subject to federal examination for years prior to 2013.

Our deferred tax assets are composed of U.S. net operating losses (“NOLs”), and other temporary book to tax differences.  The Company recorded a deferred tax valuation allowance which reduced the Company’s deferred tax asset to zero beginning in 2009 and continuing up until the fourth quarter of 2015. The Company maintained this valuation allowance against the net deferred tax assets during this period based on its estimate of future reversal and utilization.  As a result, there was no income tax benefit recorded during the first three quarters of 2015.

When determining the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded as a benefit, the Company conducts a regular assessment of all available information. This information includes, but is not limited to, taxable income in prior periods, projected future income and projected future reversals of deferred tax items.    Based on these criteria, the Company determined as of December 31, 2015, in part because the Company had achieved seven consecutive quarters of pretax income, that it was no longer necessary to maintain a full valuation allowance against the entire net deferred tax asset.  As a result, the valuation allowance on the deferred tax asset was reversed, which resulted in a credit to income tax expense of $3,200 during the fourth quarter of 2015.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

In 2012, a recapitalization program through the sale of $22,500 in common stock improved the capital levels of CFBank and provided working capital for the Holding Company.   The result of the change in stock ownership associated with the stock offering, however, was that the Company incurred an ownership change within the guidelines of Section 382 of the Internal Revenue Code of 1986.   At year-end 2016, the Company had net operating loss carryforwards of  $23,059, which expire at various dates from 2024 to 2033, and has alternative minimum tax credit carryforwards of $50, which do not expire. As a result of the ownership change, the Company's ability to utilize carryforwards that arose before the stock offering closed is limited to $163 per year.  Due to this limitation, management determined it is more likely than not that $20,520 of net operating loss carryforwards will expire unutilized.  As required by accounting standards, the Company reduced the carrying value of deferred tax assets, and the corresponding valuation allowance, by the $6,977 tax effect of this lost realizability.

Federal income tax laws provided additional deductions, totaling $2,250, for thrift bad debt reserves established before 1988.  Accounting standards do not require a deferred tax liability to be recorded on this amount, which otherwise would have totaled $765 at year-end 2016.  However, if CFBank were wholly or partially liquidated or otherwise ceases to be a bank, or if tax laws were to change, this amount would have to be recaptured and a tax liability recorded.  Additionally, any distributions in excess of CFBank’s current or accumulated earnings and profits would reduce amounts allocated to its bad debt reserve and create a tax liability for CFBank.  The amount of additional taxable income created by such a distribution is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution.  Thus, if CFBank were to make a distribution that reduced the amount allocated to its bad debt reserve, then approximately one and one-half times the amount used would be includible in gross income for federal income tax purposes, assuming a 34% corporate income tax rate.  CFBank does not intend to make distributions that would result in a recapture of any portion of its bad debt reserve.

NOTE 15 – RELATED-PARTY TRANSACTIONS

Loans to principal officers, directors and their affiliates during 2016 were as follows:

Beginning balance	$635
New loans	1,826
Effect of changes in composition of related parties	-
Repayments	(62)
Ending balance	$2,399

All loans to related parties were made in the ordinary course of business under terms equivalent to those prevailing in the market for arm’s length transactions at the time of origination.

Deposits from principal officers, directors, and their affiliates at year-end 2016 and 2015 were $274 and $262, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 16 – STOCK-BASED COMPENSATION

The Company has issued awards under three stock-based compensation plans (the “Plans”), as described below.  Total compensation cost that has been charged against income for those Plans totaled $122 and $134 for 2016 and 2015, respectively.  The total income tax benefit was $35 and $13 for 2016 and 2015, respectively.

The Plans are all stockholder-approved and authorize stock option grants and restricted stock awards to be made to directors, officers and employees. The 1999 Stock-Based Incentive Plan, which expired July 13, 2009, provided 38,778 shares of common stock for stock option grants and 15,511 shares of common stock for restricted stock awards.  The 2003 Equity Compensation Plan (the “2003 Plan”), as amended and restated, provided an aggregate of 100,000 shares for stock option grants and restricted stock awards, of which up to 30,000 shares could be awarded in the form of restricted stock awards.  The 2009 Equity Compensation Plan (the “2009 Plan”), which was approved by stockholders on May 21, 2009, replaced the 2003 Plan and provided for 200,000 shares, plus any remaining shares available to grant or that are later forfeited or expire under the 2003 Plan, to be made available to be issued as stock option grants, stock appreciation rights or restricted stock awards.  On May 16, 2013, the Company’s stockholders approved the First Amendment to the 2009 Plan to increase the number of shares of common stock reserved for stock option grants and restricted stock awards thereunder to 1,500,000.

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

There were no stock options granted or exercised during the years ended December 31, 2016 and December 31, 2015.

A summary of stock option activity in the Plans for 2016 follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Intrinsic Value
Outstanding at beginning of year	566,696	$1.48
Cancelled or Forfeited	(23,950)	2.01
Outstanding at end of period	542,746	$1.46	6.4	$198,040

Expected to vest	-	$-	-	$-

Exercisable at end of period	542,746	$1.46	6.4	$198,040

During the year ended December 31, 2016, there were 23,950 stock options canceled or forfeited.  Expense associated with unvested forfeited shares is reversed. As of December 31, 2016, all stock options granted under the Plans were vested.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Restricted Stock Awards:

The Plans also permit the grant of restricted stock awards to directors, officers and employees. Compensation is recognized over the vesting period of the awards based on the fair value of the stock at grant date.  The fair value of the stock is determined using the closing share price on the date of grant and shares generally have vesting periods of one to three years.  There were 292,000 shares of restricted stock issued in 2016 and 200,500 shares of restricted stock issued in 2015.

A summary of changes in the Company’s nonvested restricted shares for the year follows:

Nonvested Shares	Shares	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2016	200,500	$1.37
Granted	292,000	1.64
Vested	(66,834)	1.37
Forfeited	-	-
Nonvested at December 31, 2016	425,666	$1.56

As of December 31, 2016 and 2015, the unrecognized compensation cost related to nonvested shares granted under the Plans was $642 and $272, respectively.   There were 66,834 shares that vested during the year ended December 31, 2016.

There were 539,792 shares remaining available for stock option grants and restricted stock awards under the 2009 Plan at December 31, 2016.

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

In July 2013, the Holding Company’s primary federal regulator, the FRB, published final rules (the “Basel III Capital Rules”) establishing a new comprehensive capital framework for U.S. banking organizations.  The rules implement the Basel Committee's December 2010 framework known as “Basel III” for strengthening international capital standards as well as certain provisions of the Dodd-Frank Act.  The Basel III Capital Rules provide higher capital requirements and more restrictive leverage and liquidity ratios than those previously in place.  In addition, in order to avoid limitations on capital distributions, such as dividend payments and certain bonus payments to executive officers, the Basel III Capital Rules require insured financial institutions to hold a capital conservation buffer of common equity tier 1 capital above the minimum risk-based capital requirements.  The capital conservation buffer will be phased in over time, becoming fully effective on January 1, 2019, and will consist of an additional amount of common equity equal to 2.5% of risk-weighted assets.  The Basel III Capital Rules revise the regulatory agencies' prompt corrective action framework by incorporating the new regulatory capital minimums and updating the definition of common equity.  The Basel III Capital Rules became effective for the Company on January 1, 2015, and will be fully phased in by January 1, 2019.  Quantitative measures established by the Basel III Capital Rules to ensure capital adequacy require the maintenance of minimum amounts and ratios of Common Equity Tier 1 capital, Tier 1 capital and Total capital, as defined in the regulations, to risk-weighted assets, and of Tier 1 capital to adjusted quarterly average assets (“Leverage Ratio”).  CBank’s implementation of the new rules on January 1, 2015 did not have a material impact on our capital needs or classifications.

When fully phased in on January 1, 2019, the Basel III Capital Rules will require CFBank to maintain: 1) a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of 4.5%, plus a 2.5% “capital conservation buffer” (resulting in a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of 7.0% upon full implementation); 2) a minimum ratio of Tier 1 capital to risk-weighted assets of 6.0%, plus the capital conservation buffer (resulting in a minimum of Tier 1 capital ratio of 8.5% upon full implementation); 3) a minimum ratio of Total capital to risk-weighted assets of 8.0%, plus a capital conservation buffer (resulting in a minimum Total capital ratio of 10.5% upon full implementation); and 4) a minimum Leverage Ratio of 4.0%.

The implementation of the capital conservation buffer began on January 1, 2016 at the 0.625% level and will be phased in over a four year period increasing by increments of that amount on each subsequent January 1 until it reaches 2.5% on January 1, 2019.  The capital conservation buffer is designed to absorb losses during periods of economic stress.  Failure to maintain the minimum Common Equity Tier 1 capital ratio plus the capital conservation buffer will result in potential restrictions on a banking institution’s ability to pay dividends, repurchase stock and/or pay discretionary compensation to its employees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The CFBank Order required CFBank to have an 8% Tier 1 (Core) Capital to adjusted total assets and 12% Total Capital to risk weighted assets.  CFBank remained subject to the heightened capital requirements imposed by the OCC and was required to maintain an 8% Tier 1 (core) Capital ratio to adjusted total assets and 12% Total Capital to risk weighted assets, until December 23, 2015.    See Note 2.-Regulatory Matters for additional information.

Actual and required capital amounts and ratios are presented below at year end:

							To Be Well
			Minimum Capital		Minimum Capital		Capitalized Under
			Required-Basel III		Required-Basel III		Applicable Regulatory
	Actual		Phase-In Schedule		Fully Phased-In		Capital Standards
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2016
Total Capital to risk
weighted assets	$45,118	12.46%	$31,256	8.63%	$38,029	10.50%	$36,218	10.00%

Tier 1 (Core) Capital to risk
weighted assets	40,556	11.20%	24,013	6.63%	30,785	8.50%	28,974	8.00%

Common equity tier 1 capital
to risk-weighted assets	40,556	11.20%	18,580	5.13%	25,353	7.00%	23,542	6.50%

Tier 1 (Core) Capital to
adjusted total assets (Leverage ratio)	40,556	9.66%	16,792	4.00%	16,792	4.00%	20,991	5.00%

					To Be Well
					Capitalized Under			Required
			For Capital		Applicable Regulatory			Pursuant to
	Actual		Adequacy Purposes		Capital Standards			OCC Commitment (1)
	Amount	Ratio	Amount	Ratio	Amount	Ratio		Amount	Ratio
December 31,2015
Total Capital to risk
weighted assets	$41,528	13.67%	$24,310	8.00%	$30,388	10.00%	$	N/A	N/A

Tier 1 (Core) Capital to risk
weighted assets	37,694	12.40%	18,233	6.00%	24,310	8.00%		N/A	N/A

Common equity tier 1 capital
to risk-weighted assets	37,694	12.40%	13,675	4.50%	19,752	6.50%		N/A	N/A

Tier 1 (Core) Capital to
adjusted total assets	37,694	11.12%	13,557	4.00%	16,946	5.00%		N/A	N/A

(1)

The heightened capital requirements were applicable to CFBank until December 23, 2015, under the CFBank Order and the subsequent commitments made by CFBank to the OCC.    See Note 2- Regulatory Matters for additional information.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The Qualified Thrift Lender (QTL) test requires savings associations to maintain at least 65% of assets in housing-related finance and other specified areas.   If this test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends.  Management believes that this test was met by CFBank at December 31, 2015.  Effective December 1, 2016, CFBank converted from a federal savings association to a national bank and, as a result, is no longer subject to the QTL requirements.

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

Prior to January 8, 2016, any dividends by the Holding Company on its common stock or Series B Preferred Stock, and any dividends or capital contributions by CFBank to the Holding Company, were also subject to the commitments made by the Holding Company and CFBank in connection with the release of the Orders.  The Holding Company received prior approval from the FRB for the payment of quarterly cash dividends on its Series B Preferred Stock in each of the previous quarters commencing with the first dividend payment on July 15, 2014 through the dividend payment on January 15, 2016.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 20 – DERIVATIVE INSTRUMENTS

Interest-rate swaps:

CFBank utilizes interest-rate swaps as part of its asset liability management strategy to help manage its interest rate risk position and does not use derivatives for trading purposes.  The notional amount of the interest-rate swaps does not represent amounts exchanged by the parties.  The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest-rate swap agreements.  CFBank was party to interest-rate swaps with a combined notional amount of $2,280 at December 31, 2016 and $2,877 at December 31, 2015.

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

Contingent Features:    The counterparty to CFBank’s interest-rate swaps is exposed to credit risk whenever the interest-rate swaps are in a liability position.  At December 31, 2016, CFBank had $695 in securities and cash pledged as collateral for these derivatives. Should the liability increase beyond the collateral value, CFBank will be required to pledge additional collateral.

Additionally, CFBank’s interest-rate swap instruments contain provisions that require CFBank to remain well capitalized under regulatory capital standards. The interest-rate swaps may be called by the counterparty if CFBank fails to maintain well-capitalized status under regulatory capital standards.  As of December 31, 2016, CFBank was well-capitalized under regulatory capital standards.

Summary information about the derivative instruments is as follows:

	2016	2015
Notional amount	$2,280	$2,877
Weighted average pay rate on interest-rate swaps	3.74%	3.67%
Weighted average receive rate on interest-rate swaps	0.75%	0.39%
Weighted average maturity (years)	3.1	4.0
Fair value of interest-rate swaps	$(122)	$(213)
Fair value of yield maintenance provisions	$122	$213

The fair value of the yield maintenance provisions and interest-rate swaps is recorded in other assets and other liabilities, respectively, in the consolidated balance sheet.  Changes in the fair value of the yield maintenance provisions and interest-rate swaps are reported currently in earnings, as other noninterest income in the consolidated statements of income.  There were no net gains or losses recognized in earnings related to yield maintenance provisions and interest-rate swaps in 2016 or 2015.

Mortgage banking derivatives:

Commitments to fund certain mortgage loans (interest rate locks) to be sold into the secondary market are considered derivatives. These mortgage banking derivatives are not designated in hedge relationships.  The Company had approximately $2,164 and $1,560 of interest rate lock commitments related to residential mortgage loans at December 31, 2016 and 2015, respectively.  The fair value of these mortgage banking derivatives was reflected by a derivative asset of $8 and $8 at December 31, 2016 and 2015, respectively, which was included in other assets in the consolidated balance sheet. Fair values were estimated based on anticipated gains on the sale of the underlying loans. Changes in the fair values of these mortgage banking derivatives are included in net gains on sales of loans. Net gains (losses) recognized in earnings related to these mortgage banking derivatives totaled $7 and ($28) in 2016 and 2015, respectively.

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

The contractual amounts of financial instruments with off-balance-sheet risk at year end were as follows:

	2016		2015
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans	$21,335	$22,171	$4,623	$15,187
Unused lines of credit	$3,714	$29,621	$647	$19,764
Standby letters of credit	$991	$-	$1,154	$-

Commitments to make loans are generally made for periods of 60 days or less, except for construction loan commitments, which are typically for a period of one year, and loans under a specific drawdown schedule, which are based on the individual contracts.  The fixed-rate loan commitments had interest rates ranging from 1.75% to 6.50% and maturities ranging from 2 months to 30 years at December 31, 2016. The fixed-rate loan commitments had interest rates ranging from 4.25% to 6.50% and maturities ranging from 3 months to 14 years at December 31, 2015.

NOTE 22 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Central Federal Corporation follows:

	2016	2015
Assets
Cash and cash equivalents	$2,197	$2,673
Investment in banking subsidiary	41,448	37,745
Investment in and advances to other subsidiary	225	222
Other assets	901	3,112
Total assets	$44,771	$43,752

Liabilities and Equity
Subordinated debentures	$5,155	$5,155
Accrued expenses and other liabilities	324	285
Stockholders' equity	39,292	38,312
Total liabilities and stockholders' equity	$44,771	$43,752

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

	2016	2015

Interest income	$2	$1
Other income	131	291
Interest expense	185	164
Other expense	646	548
Loss before income tax and undistributed subsidiary income	(698)	(420)
Tax effect	236	1,798
Gain (loss) after income tax and undistributed subsidiary income	(462)	1,378
Equity in undistributed subsidiary income	2,089	3,099
Net income	$1,627	$4,477
Comprehensive income	$1,638	$4,417

	2016	2015
Cash flows from operating activities
Net Income	$1,627	$4,477
Adjustments:
Effect of subsidiaries' operations	(2,089)	(3,099)
Change in other assets and other liabilities	766	(980)
Net cash from (used by) operating activities	304	398
Cash flows from financing activities
Purchase of treasury shares	(30)	-
Dividends paid on Series B preferred stock	(750)	(750)
Net cash from (used by) financing activities	(780)	(750)
Net change in cash and cash equivalents	(476)	(352)
Beginning cash and cash equivalents	2,673	3,025
Ending cash and cash equivalents	$2,197	$2,673

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

	December 31, 2016	December 31, 2015
Basic
Net income	$1,627	$4,477
Dividends on Series B preferred stock and accretion of discount	(857)	(857)
Net income allocated to common stockholders	$770	$3,620

Weighted average common shares outstanding including unvested share-based payment awards	16,020,847	15,857,127
Less: Unvested share-based payment awards	-	-
Average shares	16,020,847	15,857,127
Basic earnings per common share	$0.05	$0.23

Diluted
Net earnings allocated to common stockholders	$770	$3,620
Add back: Preferred Dividends on Series B stock	-	857
Net earnings allocated to fully-diluted	$770	$4,477

Weighted average common shares outstanding for basic earnings per common share	16,020,847	15,857,127
Add: Dilutive effects of assumed exercises of stock options	38,184	8,473
Add: Dilutive effects of assumed exercises of Series B preferred stock	-	6,857,143
Average shares and dilutive potential common shares	16,059,031	22,722,743
Diluted earnings per common share	$0.05	$0.20

The following potential common shares were anti-dilutive and not considered in computing diluted earnings (loss) per common share.

	2016	2015
Stock options	282,971	417,058
Series B preferred stock	6,857,143	-
Stock warrants	1,152,125	1,152,125

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

NOTE 25 - ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table summarizes the changes within each classification of accumulated other comprehensive income, net of tax, for the year ended December 31, 2016 and December 31, 2015 and summarizes the significant amounts reclassified out of each component of accumulated other comprehensive income:

Changes in Accumulated Other Comprehensive Income by Component
For the Year Ended December 31, 2016 and 2015 (1)

	Unrealized Gains and Losses on Available-for-Sale Securities

	2016	2015
Accumulated other comprehensive income (loss), beginning of period	$(9)	$51
Other comprehensive gain (loss) before reclassifications	11	(72)
Less amount reclassified from accumulated other comprehensive loss (2)	-	12
Net current-period other comprehensive income (loss)	11	(60)
Accumulated other comprehensive income (loss), end of period	$2	$(9)

(1)	All amounts are net of tax. Amounts in parentheses indicate a reduction of other comprehensive income.
(2)

There were no amounts reclassified out of other comprehensive income for year ended December 31, 2016.  There was $12 reclassified out of other comprehensive income for year ended December 31, 2015 due to an early redemption of a municipal security.

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

** Agency office

Corporate Data

Annual Report

A  COPY OF THE ANNUAL REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE WITHOUT CHARGE UPON WRITTEN REQUEST TO:

John W. Helmsdoerfer, CPA

Executive Vice President and Chief Financial Officer

Central Federal Corporation

7000 North High Street

Worthington, Ohio 43085

Phone: 614-318-4661

Fax: 614-334-7980

Email: Johnhelmsdoerfer@cfbankmail.com

Annual Meeting

The Annual Meeting of Shareholders of Central Federal Corporation will be held at 10 a.m., local time, on Wednesday, May 31, 2017, at the New Albany Country Club, 1 Club Lane, New Albany, Ohio 43054.

Shareholder Services

Registrar and Transfer Company serves as transfer agent for Central Federal Corporation shares. Communications regarding change of address, transfer of shares or lost certificates should be sent to:

Computershare, Inc.

250 Royall Street

Canton, MA 02021

Phone: 1-800-368-5948