Form 10-K, Exhibit 13
period 2017-12-31
CENTRAL FEDERAL CORP
filed 2018-03-15
CIK 1070680

Exhibit 13.1

Annual Report to Security Holders For the Fiscal Year ended December 31, 2017

Dear Shareholders,

Your CFBank continued to build upon our solid base during 2017, generating strong loan and deposit growth as well as expanding our geographic footprint.  We added Cincinnati as our 4th major metro Ohio market presence which also includes Columbus, Cleveland, and Akron- Canton, to complement our Columbiana County Region.  Added growth opportunities from our expanded footprint, coupled with our expanding Commercial Banking and Mortgage Lending Pipelines, causes us to remain very bullish about our growth and business prospects for 2018!

Performance highlights for this recent year include:

•

Earnings per share (as adjusted to exclude the additional tax expense related to the Tax Cuts and Jobs Act, as described in our Annual Report to Shareholders), would have been $0.09 per share vs. $0.05 per share the previous year.

•	Pretax Earnings growth of 42% for 2017.

•	Loan growth exceeded 17% for 2017, while Credit Quality remains strong.

•

Our outstanding shares of Series B Preferred Stock were converted into shares of common stock effective October 6, 2017, which results in the elimination of the annualized $750,000 preferred dividend going forward beginning with the 4th quarter of 2017.

•	CFBank expanded our footprint to Cincinnati with the opening of a full service banking office in the Glendale area.

•	CFBank started the process of expanding our Mortgage Lending Platform with the objective of building a National Mortgage Lending business and franchise.

During 2018, our leadership team remains committed to executing upon our strategic growth and expansion plans which we laid out up front. We have remained true to these fundamentals and they have served us well. Earnings growth and expansion is grounded in successful organic growth, driven through an effective sales culture and by recruiting top business development talent. Additionally, we have expanded our product offerings for business customers to include equipment leasing, interest rate swaps, expanded SBA lending expertise, along with upgrading our cash management platform with enhanced product offerings. We also expect our mortgage lending division to contribute increased fee income for 2018.

With the backdrop of a strengthening economic environment, we believe that the competitive landscape in our markets presents favorable opportunities for us. The vast majority of our customers are experiencing revenue growth and improving earnings in their businesses.  Several of our smaller bank competitors in Columbus and Cleveland have been acquired opening to us increased business opportunities. Additionally, the larger regional bank competitors continue to push up stream focusing on large business loans. This also serves to widen our niche and business opportunities. It is heartening to us when we receive feedback coming from both prospects and customers that CFBank is uniquely equipped to service the banking needs of successful entrepreneurs and closely held businesses.

We remain diligently focused on driving increased Shareholder and Franchise value. As we enter 2018, we are bullish about our opportunities and business prospects for taking our earnings and performance to the next level.

On behalf of our CFBank Team, and Board of Directors, we thank you our Shareholders for your continued support!

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

	At December 31,
	2017	2016	2015	2014	2013
	(Dollars in thousands)
Selected Financial Condition Data:
Total assets	$481,425	$436,112	$351,293	$315,588	$255,748
Cash and cash equivalents	45,498	57,941	25,895	28,207	19,160
Securities available for sale	11,773	14,058	9,368	10,445	9,672
Loans held for sale	1,124	2,812	889	3,505	3,285
Loans and Leases, net (1)	406,406	346,125	297,064	257,085	207,141
Allowance for loan and lease loss (ALLL)	6,970	6,925	6,620	6,316	5,729
Nonperforming assets	470	908	3,061	3,184	7,374
Foreclosed assets	-	204	1,636	1,636	1,636
Deposits	419,028	375,364	290,467	258,315	208,309
FHLB advances	13,500	13,500	14,500	14,500	10,000
Other secured borrowings	-	-	-	-	6,526
Subordinated debentures	5,155	5,155	5,155	5,155	5,155
Total stockholders' equity	40,261	39,292	38,312	34,509	22,864

	At December 31,
	2017	2016	2015	2014	2013
	(Dollars in thousands)
Summary of Operations:
Total interest income	$17,207	$14,409	$12,405	$10,611	$7,500
Total interest expense	3,534	3,096	2,608	1,889	2,113
Net interest income	13,673	11,313	9,797	8,722	5,387
Provision for loan and lease losses	-	230	250	278	496
Net interest income after provision for loan and lease losses	13,673	11,083	9,547	8,444	4,891
Noninterest income:
Net loss on sale of securities	-	-	(12)	-	-
Other	743	1,177	1,360	1,492	1,893
Total noninterest income	743	1,177	1,348	1,492	1,893
Noninterest expense	10,955	9,823	9,611	9,457	7,702
Income (loss) before income taxes	3,461	2,437	1,284	479	(918)
Income tax expense (benefit)	2,115	810	(3,193)	-	-
Net income (loss)	$1,346	$1,627	$4,477	$479	$(918)
Dividends on Series B preferred stock and accretion of discount	(666)	(857)	(857)	(421)	-
Net income (loss) available to common stockholders	$680	$770	$3,620	$58	$(918)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

	At December 31,
	2017	2016	2015	2014	2013
	(Dollars in thousands)
Selected Financial Ratios and Other Data:
Performance Ratios (2)
Return on average assets	0.31%	0.43%	1.36%	0.17%	(0.39%)
Return on average equity	3.36%	4.19%	12.84%	1.67%	(4.04%)
Average yield on interest-earning assets (3)	4.25%	4.09%	4.06%	4.03%	3.51%
Average rate paid on interest-bearing liabilities	1.14%	1.06%	1.00%	0.85%	1.12%
Average interest rate spread (4)	3.11%	3.03%	3.06%	3.18%	2.39%
Net interest margin, fully taxable equivalent (5)	3.38%	3.21%	3.21%	3.31%	2.52%
Average interest-earning assets to interest bearing liabilities	130.09%	121.04%	117.42%	119.19%	113.05%
Efficiency ratio (6)	75.99%	78.65%	86.14%	92.59%	105.11%
Noninterest expenses to average assets	2.54%	2.60%	2.92%	3.31%	3.26%
Common stock dividend payout ratio	n/m	n/m	n/m	n/m	n/m

Capital Ratios: (2)
Equity to total assets at end of period	8.36%	9.01%	10.91%	10.93%	8.94%
Average equity to average assets	9.28%	10.27%	10.60%	10.05%	9.60%
Tangible capital ratio (7)	n/a	n/a	n/a	11.03%	9.34%
Tier 1 (core) capital to adjusted total assets (Leverage ratio) (7)	9.37%	9.66%	11.12%	11.03%	9.34%
Total capital to risk weighted assets (7)	11.91%	12.46%	13.67%	14.18%	12.08%
Tier 1 (core) capital to risk weighted assets (7)	10.65%	11.20%	12.40%	12.92%	10.81%
Common equity tier 1 capital to risk weighted assets (7)	10.65%	11.20%	12.40%	n/a	n/a

Asset Quality Ratios: (2)
Nonperforming loans to total loans (8)	0.11%	0.20%	0.47%	0.59%	2.70%
Nonperforming assets to total assets (9)	0.10%	0.21%	0.87%	1.01%	2.88%
Allowance for loan and lease losses to total loans	1.69%	1.96%	2.18%	2.39%	2.69%
Allowance for loan and lease losses to nonperforming loans (8)	1482.98%	983.66%	464.56%	408.01%	99.85%
Net charge-offs (recoveries) to average loans	(0.01%)	(0.02%)	(0.02%)	(0.13%)	0.00%

Per Share Data: (10)
Basic earnings (loss) per common share	$0.04	$0.05	$0.23	$0.00	$(0.06)
Diluted earnings (loss) per common share	0.04	0.05	0.20	0.00	(0.06)
Dividends declared per common share	-	-	-	-	-
Tangible book value per common share at end of period	1.72	1.67	1.64	1.42	1.44

(1)	Loans and leases, net represents the recorded investment in loans net of the ALLL.
(2)	Asset quality ratios and capital ratios are end-of-period ratios. All other ratios are based on average monthly balances during the indicated periods.
(3)	Calculations of yield are presented on a taxable equivalent basis using the federal income tax rate of 34%.
(4)	The average interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(5)	The net interest margin represents net interest income as a percent of average interest-earning assets.
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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

FORWARD LOOKING STATEMENTS

Statements in this annual report that are not statements of historical fact are forward-looking statements which are made in good faith by us. Forward-looking statements include, but are not limited to: (1) projections of revenues, income or loss, earnings or loss per share of common stock, capital structure and other financial items; (2) plans and objectives of the management or Boards of Directors of Central Federal Corporation (the “Holding Company”) or CFBank, National Association (“CFBank”); (3) statements regarding future events, actions or economic performance; and (4) statements of assumptions underlying such statements.  Words such as "estimate," "strategy," "may," "believe," "anticipate," "expect," "predict," "will," "intend," "plan," "targeted," and the negative of these terms, or similar expressions, are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.  Various risks and uncertainties may cause actual results to differ materially from those indicated by our forward-looking statements.  The following, among other factors, could cause such differences:

•

changes in economic and political conditions could adversely affect our earnings through declines in deposits, loan demand, the ability of our customers to repay loans and the value of the collateral securing our loans;

•	changes in interest rates that may reduce net interest margin and impact funding sources;
•	the possibility that our allowance for loan losses may not be adequate to cover and/or we will need to make increased provisions for loan and lease losses;
•	our ability to maintain sufficient liquidity to continue to fund our operations;
•	our ability to effectively manage our growth;
•	changes in market rates and prices, including real estate values, which may adversely impact the value of financial products including securities, loans and deposits;
•	the possibility of other-than-temporary impairment of securities held in our securities portfolio;
•

results of examinations of the Holding Company and CFBank by the regulators, including the possibility that the regulators may, among other things, require CFBank to increase its allowance for loan and lease losses or write-down assets;

•	our ability to continue to meet regulatory requirements and guidelines to which we are subject;
•	our ability to raise additional capital if and when necessary in the future;
•	changes in tax laws, rules and regulations;
•	increases in deposit insurance rates or premiums;
•	legislative and regulatory changes which may increase compliance costs and burdens;
•	unexpected losses of key management;
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
•

efforts to minimize cyber-security risks may increase our costs, and a failure, interruption or breach of security of our systems could disrupt our business and adversely affect our reputation and customer relationships;

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

Business Overview

The Holding Company is a financial holding company that owns 100% of the stock of CFBank, which was formed in Ohio in 1892 and converted from a federal savings association to a national bank on December 1, 2016.  Prior to December 1, 2016, the Holding Company was a registered savings and loan holding company.  Effective as of December 1, 2016 and in conjunction with the conversion of CFBank to a national bank, the Holding Company became a registered bank holding company and elected financial holding status with the FRB.

CFBank, with the opening of its Glendale branch in the Cincinnati market during the third quarter of 2017, has a presence in four major metro Ohio markets – Columbus, Cleveland, Cincinnati and Akron, as well as its two locations in Columbiana County, Ohio.  CFBank provides personalized Business Banking products and services including commercial loans and leases, commercial and residential real estate loans and treasury management depository services.  As a full service commercial bank, our business, along with our products and services, is focused on serving the banking and financial needs of closely held businesses.  Our business model emphasizes personalized service, customer access to decision makers, quick execution, and the convenience of online internet banking, mobile banking, remote deposit and corporate treasury management.  In addition, CFBank provides residential lending and full service retail banking services and products.  Most of our deposits and loans come from our market area.  Because of CFBank’s concentration of business activities in Ohio, the Company’s financial condition and results of operations depend in large part upon economic conditions in Ohio.

Our principal market area for loans and deposits includes the following Ohio counties: Franklin County through our office in Worthington, Ohio; Summit County through our office in Fairlawn, Ohio; Hamilton County through our office in Glendale, Ohio; Columbiana County through our offices in Calcutta and Wellsville, Ohio; and Cuyahoga County, through our agency office in Woodmere, Ohio.  We originate commercial and residential real estate loans and business loans primarily throughout Ohio.

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

Net income is also affected by, among other things, provisions for loan and lease losses, loan fee income, service charges, gains on loan sales, operating expenses, and taxes.  Operating expenses principally consist of employee compensation and benefits, occupancy, FDIC insurance premiums and other general and administrative expenses.  Our results of operations are significantly affected by general economic and competitive conditions, changes in market interest rates and real estate values, government policies and actions of regulatory authorities.  Our regulators have extensive discretion in their supervisory and enforcement activities, including the authority to impose restrictions on our operations, to classify our assets and to require us to increase the level of our allowance for loan and lease losses.  Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our business, financial condition, results of operations and/or cash flows.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

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

Although we are no longer subject to the Orders or the regulatory commitments made following the release of the Orders, we remain subject to extensive supervision and regulation by our regulators and it is possible that regulatory compliance expenses could continue to have an adverse impact on us in the future.

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

Financial Condition

General.    Assets totaled $481.4 million at December 31, 2017 and increased $45.3 million, or 10.4%, from $436.1 million at December 31, 2016.  The increase was primarily due to a $60.3 million increase in net loan balances, partially offset by a $12.4 million decrease in cash and cash equivalents and a $2.3 million decrease in securities available for sale.

Cash and cash equivalents.    Cash and cash equivalents totaled $45.5 million at December 31, 2017, and decreased $12.4 million, or 21.5%, from $57.9 million at December 31, 2016.  The decrease in cash and cash equivalents was primarily a result of funding loan growth.

Securities. Securities available for sale totaled $11.8 million at December 31, 2017, and decreased $2.3 million, or 16.3%, compared to $14.1 million at December 31, 2016.  The decrease was primarily due to scheduled maturities and repayments.

Loans and Leases.    Net loans and leases totaled $406.4 million at December 31, 2017, and increased $60.3 million, or 17.4%, from $346.1 million at December 31, 2016. The increase was primarily due to a $30.6 million increase in commercial loan balances, a $17.0 million increase in construction loan balances, a $6.6 million increase in commercial real estate loan balances, a $3.0 million increase in single-family residential loan balances, a $1.7 million increase in total consumer loan balances, and a $1.4 million increase in multi-family residential loan balances.  The increases in the aforementioned loan balances were primarily due to increased sales activity and new relationships.

CFBank has participated in a Mortgage Purchase Program with Northpointe Bank (Northpointe), a Michigan banking corporation, since December 2012.  Pursuant to the terms of a participation agreement, CFBank purchases participation interests in loans made by Northpointe related to fully underwritten and pre-sold mortgage loans originated by various prescreened mortgage brokers located throughout the U.S.  The underlying loans are individually (MERS) registered loans which are held until funded by the end investor.  The mortgage loan investors include Fannie Mae and Freddie Mac, and other major financial institutions.  This process on average takes approximately 14 days.  Given the short-term holding period of the underlying loans, common credit risks (such as past due, impairment and TDR, nonperforming, and nonaccrual classification) are substantially reduced.  Therefore, no allowance is allocated by CFBank to these loans.  These loans are 100% risk rated for CFBank capital adequacy purposes.  Under the participation agreement, CFBank agrees to purchase a 95% ownership/participation interest in each of the aforementioned loans, and Northpointe maintains a 5% ownership interest in each loan it participates.  During the twelve months ended December 31, 2017 and December 31, 2016, loan origination activity totaled $677.5 and $824.7 million, respectively, and payoffs for the same period totaled $686.7 and $821.3 million, respectively.  At December 31, 2017 and December 31, 2016, CFBank held $37.7 million and $46.9 million, respectively, of such loans which are included in single-family residential loan totals.

Allowance for loan and  lease losses (ALLL).  The allowance for loan and lease losses totaled $7.0 million at December 31, 2017, and increased $45,000, or 0.6%, from $6.9 million at December 31, 2016.  The increase in the ALLL is due to net recoveries during the twelve months ended December 31, 2017.  The ratio of the ALLL to total loans was 1.69% at December 31, 2017, compared to 1.96% at December 31, 2016.  In addition, the ratio of the ALLL to nonperforming loans improved to 1483.0% at December 31, 2017, compared to 983.7% at December 31, 2016.

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

Individually impaired loans totaled $3.6 million at December 31, 2017, and increased $127,000, or 3.7%, from $3.4 million at December 31, 2016.  The increase was primarily due to one commercial real estate loan in the amount of $831,000 that was modified as a TDR during the second quarter of 2017, partially offset by six commercial loans that paid off totaling $540,000, and other loan repayments.    The amount of the ALLL specifically allocated to individually impaired loans totaled $26,000 at December 31, 2017 and $22,000 at December 31, 2016.   The increase in the ALLL specifically allocated to impaired loans was primarily due to management’s updated analysis.

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

Nonperforming loans, which are nonaccrual loans and loans 90 days past due but still accruing interest, decreased $234,000, or 33.2%, and totaled $470,000 at December 31, 2017, compared to $704,000 at December 31, 2016.  The ratio of nonperforming loans to total loans was 0.11% at December 31, 2017, compared to 0.20% at December 31, 2016.

The following table presents information regarding the number and balance of nonperforming loans at December 31, 2017 and December 31, 2016.

	December 31, 2017		December 31, 2016
	# of loans	Balance	# of loans	Balance
	(dollars in thousands)
Commercial	1	$115	3	$263
Single-family residential real estate	6	253	8	397
Home equity lines of credit	2	102	1	44
Total	9	$470	12	$704

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Nonaccrual loans include some nonperforming loans that were previously modified and identified as TDRs.  TDRs included in nonaccrual loans totaled $115,000 at December 31, 2017 and $144,000 at December 31, 2016.    The decrease in TDRs included in nonaccrual loans was primarily due to loan repayments.

Nonaccrual loans at December 31, 2017 and December 31, 2016 do not include $3.3 million and $3.0 million, respectively, of TDRs where customers have established a sustained period of repayment performance, generally six months, loans are current according to their modified terms and repayment of the remaining contractual payments is expected.  These loans are included in total impaired loans.    See Notes 1 and 4 to our consolidated financial statements included in this annual report for additional information regarding impaired loans and nonperforming loans.

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

The level of total criticized and classified loans decreased by $1.3 million during the twelve months ended December 31, 2017 due to management’s on going efforts to improve credit quality and continued payments by customers.  Loans designated as special mention increased $2.4 million, or 67.2%, and totaled $6.0 million at December 31, 2017, compared to $3.6 million at December 31, 2016.  Loans classified as substandard decreased $3.7 million, or 64.4%, and totaled $2.0 million at December 31, 2017, compared to $5.7 million at December 31, 2016.  No loans were classified as doubtful at December 31, 2017 and December 31, 2016.  See Note 4 to our consolidated financial statements included in this annual report for additional information regarding risk classification of loans.

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

Total past due loans increased $308,000, or 19.8%, and totaled $1.9 million at December 31, 2017, compared to $1.6 million at December 31, 2016.  Past due loans totaled 0.5% of the loan portfolio at December 31, 2017, compared to 0.4% at December 31, 2016. See Note 4 to our consolidated financial statements included in this annual report for additional information regarding loan delinquencies.

All lending activity involves risk of loss.  Certain types of loans, such as option adjustable-rate mortgage (ARM) products, junior lien mortgages, high loan-to-value ratio mortgages, interest only loans, subprime loans and loans with initial teaser rates, can have a greater risk of non-collection than other loans.  CFBank has not engaged in subprime lending or used option ARM products.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unsecured commercial loans may present a higher risk of non-collection than secured commercial loans.  Unsecured commercial loans totaled $8.6 million, or 8.5% of the commercial loan portfolio, at December 31, 2017 and $3.3 million, or 4.6% of the commercial loan portfolio, at December 31, 2016. The unsecured loans are primarily lines of credit to small businesses in CFBank’s market area and are guaranteed by the small business owners.  At December 31, 2017 and December 31, 2016, none of the unsecured loans were 30 days or more delinquent.

Loans that contain interest only payments may present a higher risk than those loans with an amortizing payment that includes periodic principal reductions. Interest only loans are primarily commercial lines of credit secured by business assets and inventory, and consumer home equity lines of credit secured by the borrower’s primary residence. Due to the fluctuations in business assets and inventory of our commercial borrowers, CFBank has increased risk due to a potential decline in collateral values without a corresponding decrease in the outstanding principal.  Interest only commercial lines of credit totaled $31.6 million, or 30.9% of the commercial loan portfolio, at December 31, 2017 compared to $19.9 million, or 27.9%, at December 31, 2016.  Given the recessionary effects of the economy in the past several years, the collateral that secures the home equity lines of credit may have experienced a deterioration in value since the loan was originated, increasing the risk to CFBank. Interest only home equity lines of credit totaled $22.5 million, or 90.0% of total home equity lines of credit, at December 31, 2017 compared to $20.7 million, or 89.6%, at December 31, 2016.

We believe the ALLL is adequate to absorb probable incurred credit losses in the loan portfolio as of December 31, 2017; however, future additions to the allowance may be necessary based on factors including, but not limited to, further deterioration in client business performance, recessionary economic conditions, declines in borrowers’ cash flows and market conditions which result in lower real estate values.  Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the ALLL.  Such agencies may require additional provisions for loan and lease losses based on judgments and estimates that differ from those used by management, or on information available at the time of their review.  Management continues to diligently monitor credit quality in the existing portfolio and analyze potential loan opportunities carefully in order to manage credit risk.  An increase in loan losses could occur if economic conditions and factors which affect credit quality, real estate values and general business conditions worsen or do not improve.

Foreclosed assets.  Foreclosed assets totaled $0 at December 31, 2017 compared to $204,000 at December 31, 2016.  Foreclosed assets at December 31, 2016 consisted of one single-family residential property that was transferred into REO at fair value in December 2016.  This property was sold during the second quarter of 2017.  The level of foreclosed assets and charges to foreclosed assets expense may increase in the future in connection with workout efforts related to foreclosed assets, nonperforming loans and other loans with credit issues.

Premises and equipment.  Premises and equipment, net, totaled $3.5 million at December 31, 2017, and increased  $104,000, or 3.0%, from $3.4 million at December 31, 2016.  See Note 8 – Premises and Equipment to our consolidated financial statements included in this annual report for additional information.

Deposits.    Deposits totaled $419.0 million at December 31, 2017, an increase of $43.7 million, or 11.6%, from $375.4 million at December 31, 2016.  The increase is primarily attributed to a $23.8 million increase in checking account balances, a $9.9 million increase in certificate of deposit account balances, a $9.0 million increase in money market account balances, and a $1.0 million increase in savings account balances.  The majority of the deposit increase was a result of management’s focused sales and marketing efforts to grow core deposits to fund loan growth.

Noninterest bearing checking account balances totaled $89.6 million at December 31, 2017 and increased $16.8 million, or 23.1%, compared to $72.8 million at December 31, 2016.  The majority of this increase is attributable to our focused sales efforts to grow core deposits and to expand our relationship opportunities with our customers.

CFBank is a participant in the Certificate of Deposit Account Registry Service® (CDARS) and Insured Cash Sweep (ICS) programs offered through Promontory Interfinancial Network.  Promontory works with a network of banks to offer products that can provide up to approximately $50 million of FDIC insurance coverage through these innovative products.  Both CDARS and ICS balances are considered brokered deposits by regulation.  Brokered deposits, including CDARS and ICS balances, totaled $46.9 million at December 31, 2017, and increased $17.2 million, or 57.9%, from $29.7 million at December 31, 2016.  Customer balances in the CDARS and ICS program totaled $13.6 million at December 31, 2017 and decreased $4.0 million, or 41.4%, from $9.6 million at December 31, 2016.

FHLB advances.    FHLB advances totaled $13.5 million at December 31, 2017 and remained constant compared to $13.5 million at December 31, 2016.    See the section titled “Liquidity and Capital Resources”  for additional information regarding FHLB advances.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Subordinated debentures.    Subordinated debentures totaled $5.2 million at both December 31, 2017 and December 31, 2016.  These debentures were issued in 2003 in exchange for the proceeds of a $5.0 million trust preferred securities offering issued by a trust formed by the Holding Company.  The terms of the subordinated debentures allow for the Holding Company to defer interest payments for a period not to exceed five years.  Interest payment were current at December 31, 2017 and December 31, 2016.

Stockholders’ equity.  Stockholders’ equity totaled $40.3 million at December 31, 2017, an increase of $969,000, or 2.5%, from $39.3 million at December 31, 2016.  The increase in total stockholders’ equity was primarily attributed to net income, which was partially offset by the dividend paid on the Company’s Series B Preferred Stock.  See Note 17 to the consolidated financial statements included in this annual report for additional information.

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

Conversion of Preferred Stock to Common Stock

On September 29, 2017, the Company announced the conversion of its Series B Preferred Stock into shares of Common Stock of the Company.  The conversion was effective October 6, 2017, and resulted in the conversion of all 480,000 of the Company’s issued and outstanding shares of Series B Preferred Stock into approximately 6,857,143 shares of Common Stock.

The conversion of the Series B Preferred Stock results in the elimination of the non-cumulative preferred dividend payments on the Series B Preferred Stock beginning with the 4th quarter of 2017.  The preferred dividends, in the aggregate amount of approximately $187,500 quarterly, or approximately $750,000 annually, will not be payable by the Company going forward.

Stock Repurchase Program

In May 2016, the Company announced that its Board of Directors adopted a stock repurchase program pursuant to which the Company was authorized to repurchase up to 3% of the Company’s common stock over the subsequent six-month period.  The Board of Directors subsequently approved the continuation of this stock repurchase program through November 10, 2017.  Pursuant to the stock repurchase program in 2016, the Company repurchased a total of 21,300 shares of common stock for an aggregate purchase price of $30,000.  No shares were repurchased in 2017.  All repurchased shares are held by the Company as treasury stock.

Comparison of Results of Operations for 2017 and 2016

General.    The Company’s income before income tax expense for the year ended December 31, 2017 totaled $3.5 million and increased $1.1 million, or 42.0%, from $2.4 million at December 31, 2016.  The increase in income before income tax expense was due to a $2.4 million increase in net interest income and a $230,000 decrease in provision expense, partially offset by a $1.1 million increase in noninterest expense, and a $434,000 decrease in noninterest income.

Net income for the year ended December 31, 2017 totaled $1.3 million and decreased $281,000, compared to net income of $1.6 million for the year ended December 31, 2016.  The decrease in net income was due to a $1.3 million increase in tax expense, a $1.1 million increase in noninterest expense, and a $434,000 decrease in noninterest income, partially offset by a $2.4 million increase in net interest income and a $230,000 decrease in provision expense.  Excluding the impact of the additional income tax expense recorded in the fourth quarter related to the enactment of the Tax Cuts and Jobs Act, as discussed below, net income for the year ended December 31, 2017 would have been $2.3 million, reflecting an increase of $698,000, or 42.9%, compared to the year ended December 31, 2016.

Net income attributable to common stockholders for the year ended December 31, 2017, totaled $680,000, or $0.04 per diluted common share, and decreased $90,000, compared to net income attributable to common stockholders of $770,000, or $0.05 per diluted common share, for the year ended December 31, 2016.  For the year ended December 31, 2017, preferred dividends on the Company’s Series B Preferred Stock and accretion of discount reduced net income attributable to common stockholders by $666,000 compared to $857,000 for the year ended December 31, 2016.  The decrease in the preferred dividends on the Series B preferred stock and accretion of discount is due to the Company’s conversion of its Preferred Stock into shares of Common Stock of the Company, effective October 6, 2017, resulting in the elimination of the preferred stock dividend payments beginning with the fourth quarter of 2017 of approximately $187,500 quarterly.  Excluding the impact of the additional income tax expense recorded in the fourth quarter related to the enactment of the Tax Cuts and Jobs Act, as discussed below, net income attributable to common stockholders for the year ended December 31, 2017 would have been $1.7 million, or $0.09 per share.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Impact of Tax Cuts and Jobs Act

On December 22, 2017, the “Tax Cuts and Jobs Act” was enacted into law reducing the federal corporate tax rate to 21%, effective January 1, 2018.  The Company conducted a revaluation of its existing deferred tax asset (DTA) to reflect the impact of the new tax rates, which resulted in the Company recording an additional tax expense in the fourth quarter of 2017 in the amount of $979,000, which impacts comparability of net income (after tax) between periods. The tables below summarize the impact of the additional tax expense related to the new tax law on the Company’s full year 2017 reported net income:

	Twelve Months Ended December 31,
	2017	2016	Var $	Var %
As Reported (GAAP):
Income before income tax expense	$3,461	$2,437	1,024	42%
Income tax expense	2,115	810	1,305	161%
Net income (loss)	$1,346	$1,627	(281)	-17%
Dividends on Series B preferred stock and accretion of discount	(666)	(857)	191	-22%
Earnings (loss) attributable to common stockholders	$680	$770	(90)	-12%

Diluted earnings (loss) per common share	$0.04	$0.05	(0.01)

Excluding impact of new tax legislation (non-GAAP):
Income before income tax expense	$3,461	$2,437	1,024	42%
Income tax expense (1)	1,136	810	326	40%
Net income (loss)	$2,325	$1,627	698	43%
Dividends on Series B preferred stock and accretion of discount	(666)	(857)	191	-22%
Earnings (loss) attributable to common stockholders	$1,659	$770	889	115%

Diluted earnings (loss) per common share	$0.09	$0.05	0.04

(1) Impact of new tax legislation:	Full Year 2017
Income tax expense as reported	$2,115
Impact of new tax legislation due to revaluation of DTA	979
Income tax expense, excluding impact of new tax legislation	$1,136

Note: Certain tax legislation amounts are considered reasonable estimates as of December 31, 2017.

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

Net interest income totaled $13.7 million for the year ended December 31, 2017 and increased $2.4 million, or 20.9%, compared to $11.3 million for the year ended December 31, 2016.  The increase in net interest income was primarily due to a $2.8 million, or 19.4%, increase in interest income, partially offset by a $438,000, or 14.1%, increase in interest expense.  The increase in interest income was primarily attributed to a $52.8 million, or 15.0%, increase in average interest-earnings assets outstanding, and a 16bps increase in average yield on interest-earning assets.  The increase in interest expense was attributed to a $20.4 million, or 7.0%, increase in average interest-bearing liabilities outstanding and a 8bps increase in the average cost of funds on interest-bearing liabilities.  As a result, net interest margin of 3.38% for the year ended December 31, 2017 increased 17 bps compared to net interest margin of 3.21% for the year ended December 31, 2016.

Interest income totaled $17.2 million and increased $2.8 million, or 19.4%, for the twelve months ended December 31, 2017, compared to $14.4 million for the twelve months ended December 31, 2016.  The increase in interest income was primarily due to a $44.9 million, or 14.3%, increase in average loans and loans held for sale balances from $313.5 million at December 31, 2016, to $358.4 million at December 31, 2017.

Interest expense totaled $3.5 million and increased $438,000, or 14.1%, for the year ended December 31, 2017, compared to $3.1 million for the year ended December 31, 2016.  The increase in interest expense resulted primarily from increased deposit costs due to a $22.0 million, or 8.1%, increase in average interest-bearing deposit balances. The overall cost of funds on total interest-bearing deposits increased 7bps to 105bps at December 31, 2017 compared to 98bps at December 31, 2016.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Provision for loan and lease losses.    The provision for loan and lease losses totaled $0 for the twelve months ended December 31, 2017 and decreased $230,000, compared to $230,000 for the twelve months ended December 31, 2016.  The decrease in the provision for loan and lease losses for the year ended December 31, 2017 was primarily due to continued improved credit quality, favorable trends in certain qualitative factors and net recoveries for the twelve months ended December 31, 2017.  Net recoveries for the year ended December 31, 2017 totaled $45,000 compared to net recoveries of $75,000 for the year ended December 31, 2016.  The ratio of the ALLL to nonperforming loans at December 31, 2017 was 1483.0% compared to 983.7% at December 31, 2016.

The following table presents information regarding net charge-offs for 2017 and 2016.

	2017	2016
(Dollars in thousands)	Charge-offs (recoveries)
Commercial	$(2)	$123
Single-family residential real estate	(20)	105
Multi-family residential real estate	-	(143)
Commercial real estate	-	(145)
Home equity lines of credit	(23)	(16)
Other consumer loans	-	1
Total	$(45)	$(75)

See the section titled “Financial Condition – Allowance for loan and lease losses” for additional information.

Noninterest income.    Noninterest income for the year ended December 31, 2017 totaled $743,000, and decreased $434,000, or 36.9%, compared to $1.2 million for the year ended December 31, 2016.  The decrease was primarily due to a $332,000 decrease in service charges on deposit accounts, a $59,000 decrease in net gains on sales of loans, and a $45,000 decrease in other noninterest income.  The decrease in service charges on deposit accounts was primarily related to a decrease in overdraft fee income.  The decrease in net gains on sales of loans was due to low sales volume.  The decrease in other noninterest income was due to decreased activity related to the Company’s joint ventures.

Noninterest expense.  Noninterest expense for the year ended December 31, 2017 totaled $11.0 million and increased $1.1 million, or 11.5%, compared to $9.8 million for the year ended December 31, 2016.  The overall increase in operating expenses is primarily attributed to a $1.1 million increase in salaries and employee benefits.  The increase in salaries and employee benefits was due to an increase in experienced commercial lenders and treasury management sales personnel, coupled with an increase in personnel in operations, credit, finance, and information technology to support our growth, infrastructure and risk management practices.  Also, there was an increase in personnel associated with the opening of our Glendale office in the third quarter of 2017, as we expanded into the Cincinnati market.

Income taxes. Income tax expense totaled $2.1 million for year ended December 31, 2017, an increase of $1.3 million, or 161.1%, compared to $810,000 for the year ended December 31, 2016.  As previously mentioned, the Company recorded an additional tax expense of $979,000 during the fourth quarter of 2017 due to a revaluation of the Company’s deferred tax asset to reflect the impact of the new tax rates. As a result, the effective tax rate for the year ended December 31, 2017 increased to approximately 61.1%, as compared to approximately 33.2% for the year ended December 31, 2016.

Our deferred tax assets are composed of U.S. net operating losses (“NOLs”), and other temporary book to tax differences.    When determining the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded as a benefit, the Company conducts a regular assessment of all available information. This information includes, but is not limited to, taxable income in prior periods, projected future income and projected future reversals of deferred tax items.  Based on these criteria, the Company determined as of December 31, 2017 that no valuation allowance was required against the net deferred tax asset.  However, as discussed above, the Company performed a revaluation of its deferred tax asset during the fourth quarter of 2017 to reflect the impact of the new tax rates under the Tax Cuts and Jobs Act, which resulted in a decrease in the deferred tax asset and the recording of an additional tax expense by the Company in the fourth quarter of 2017 in the amount of $979,000.

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

Noninterest expense.  Noninterest expense for the year ended December 31, 2016 totaled $9.8 million and increased $212,000, or 2.2%, compared to $9.6 million for the year ended December 31, 2015.  The overall increase in operating expenses is primarily attributed to a $212,000 increase in salaries and employee benefits, a $192,000 increase in professional fees, partially offset by  a $199,000 decrease in FDIC premiums.  Salaries and benefit expenses increased primarily due to an increase in personnel in the commercial lending, credit administration, operations and information technology areas.  The increase in professional fees was primarily due to increases in recruiting fees, general legal expense related to certain one-time projects and legal expenses related to loan workout activity.  The decrease in FDIC premiums was due to lower assessment factors charged based on CFBank’s improved performance.

Income taxes.  Income tax expense totaled $810,000 for the year ended December 31, 2016, an increase of $4.0 million compared to a  $3.2 million credit to income tax expense for year ended December 31, 2015.  With the reversal of the deferred tax valuation allowance as of December 31, 2015, as discussed below, the Company is now recording income tax expense based on the federal statutory rate adjusted for the effect of bank owned life insurance and other miscellaneous items.  The effective tax rate for the year ended December 31, 2016, was approximately 33.2% which management believes is a reasonable estimate for the effective tax rate.

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

	For the Years Ended December 31,
	2017			2016			2015
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate
	(Dollars in thousands)
Interest-earning assets:
Securities (1) (2)	$13,192	$183	1.39%	$9,806	$125	1.28%	$9,542	$131	1.38%
Loans and loans held for sale (3)	358,423	16,487	4.60%	313,472	14,050	4.48%	270,939	12,126	4.48%
Other earning assets	30,351	383	1.26%	26,839	156	0.58%	22,953	70	0.30%
FHLB and FRB stock	2,890	154	5.33%	1,942	78	4.02%	1,942	78	4.02%
Total interest-earning assets	404,856	17,207	4.25%	352,059	14,409	4.09%	305,376	12,405	4.06%
Noninterest-earning assets	26,413			25,761			23,808
Total assets	$431,269			$377,820			$329,184

Interest-bearing liabilities:
Deposits	$292,242	3,059	1.05%	$270,239	2,657	0.98%	$240,410	2,212	0.92%
FHLB advances and other borrowings	18,979	475	2.50%	20,621	439	2.13%	19,660	396	2.01%
Total interest-bearing liabilities	311,221	3,534	1.14%	290,860	3,096	1.06%	260,070	2,608	1.00%
Noninterest-bearing liabilities	80,019			48,158			34,236
Total liabilities	391,240			339,018			294,306

Equity	40,029			38,802			34,878
Total liabilities and equity	$431,269			$377,820			$329,184

Net interest-earning assets	$93,635			$61,199			$45,306
Net interest income/interest rate spread		$13,673	3.11%		$11,313	3.03%		$9,797	3.06%
Net interest margin			3.38%			3.21%			3.21%

Average interest-earning assets to average interest-bearing liabilities	130.09%			121.04%			117.42%

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

	Year Ended			Year Ended
	December 31, 2017			December 31, 2016
	Compared to Year Ended			Compared to Year Ended
	December 31, 2016			December 31, 2015
	Increase (decrease) due to			Increase (decrease) due to
	Rate	Volume	Net	Rate	Volume	Net
	(Dollars in thousands)
Interest-earning assets:
Securities (1)	$11	$47	$58	$(10)	$4	$(6)
Loans and loans held for sale	377	2,060	2,437	18	1,906	1,924
Other earning assets	205	22	227	72	14	86
FHLB and FRB stock	30	46	76	-	-	-
Total interest-earning assets	623	2,175	2,798	80	1,924	2,004

Interest-bearing liabilities:
Deposits	178	224	402	159	286	445
FHLB advances and other borrowings	73	(37)	36	24	19	43
Total interest-bearing liabilities	251	187	438	183	305	488

Net change in net interest income	$372	$1,988	$2,360	$(103)	$1,619	$1,516

(1)	Securities amounts are presented on a fully taxable equivalent basis.

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

Management actively monitors and manages interest rate risk.  The primary objective in managing interest rate risk is to limit, within established guidelines, the adverse impact of changes in interest rates on our net interest income and capital. We measure the effect of interest rate changes on CFBank’s economic value of equity (EVE), which is the difference between the estimated market value of its assets and liabilities under different interest rate scenarios.  The change in the EVE ratio is a long-term measure of what might happen to the market value of financial assets and liabilities over time if interest rates changed instantaneously and CFBank did not change existing strategies.  At December 31, 2017, CFBank’s EVE ratios, using interest rate shocks ranging from a 400 bps rise in rates to a 200 bps decline in rates, are shown in the following table.  All values are within the acceptable range established by CFBank’s Board of Directors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Economic Value of Equity
as a Percent of Assets
(CFBank only)
Basis Point	Economic
Change in Rates	Value Ratio
+400	9.2%
+300	9.7%
+200	10.2%
+100	10.7%
0	10.9%
(100)	10.6%
(200)	10.0%

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

We originate commercial, commercial real estate and multi-family residential real estate mortgage loans for our portfolio, which, in many cases, have adjustable interest rates.  Many of these loans have interest-rate floors, which protect income to CFBank should rates fall.  While adjustable-rate loans better offset the adverse effects of an increase in interest rates as compared to fixed-rate loans, the increased payments required of adjustable-rate loan borrowers upon an interest rate adjustment in a rising interest rate environment could cause an increase in delinquencies and defaults.  The marketability of the underlying property also may be adversely affected in a rising interest rate environment.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

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

The following table summarizes CFBank’s cash available from liquid assets and borrowing capacity at December 31, 2017 and 2016.

	December 31, 2017	December 31, 2016
	(Dollars in thousands)
Cash, unpledged securities and deposits in other financial institutions	$46,767	$63,734
Additional borrowing capacity at the FHLB	51,503	30,998
Additional borrowing capacity at the FRB	40,448	31,846
Unused commercial bank line of credit	8,000	1,000
Total	$146,718	$127,578

Cash, unpledged securities and deposits in other financial institutions decreased $16.9 million, or 26.6%, to $46.8 million at December 31, 2017 compared to $63.7 million at December 31, 2016.  The decrease is primarily due to a decrease in cash from funding loan growth.

CFBank’s additional borrowing capacity with the FHLB increased $20.5 million, or 66.1%, to $51.5 million at December 31, 2017 compared to $31.0 million at December 31, 2016.  The increase in additional borrowing capacity is a result of additional collateral pledged due to the increase in loans.

CFBank’s additional borrowing capacity at the FRB increased $8.6 million, or 27.0%, to $40.4 million at December 31, 2017 from $31.8 million at December 31, 2016.  CFBank is eligible to participate in the FRB’s primary credit program, providing CFBank access to short-term funds at any time, for any reason, based on the collateral pledged.

CFBank’s borrowing capacity with both the FHLB and FRB may be negatively impacted by changes including, but not limited to, further tightening of credit policies by the FHLB or FRB, deterioration in the credit performance of CFBank’s loan portfolio or CFBank’s financial performance, or a decrease in the balance of pledged collateral.

CFBank had $8.0 million of availability in an unused line of credit with a commercial bank at December 31, 2017 and a $1.0 million unused line of credit with a different commercial bank at December 31, 2016.  During the first quarter of 2017, the Company added a $8.0 line of credit for potential liquidity purposes. The previous $1.0 million line of credit, with a different institution, was closed during the second quarter of 2017.

Deposits are obtained predominantly from the markets in which CFBank’s offices are located. We rely primarily on a willingness to pay market-competitive interest rates to attract and retain retail deposits. Accordingly, rates offered by competing financial institutions may affect our ability to attract and retain deposits.

CFBank relies on competitive interest rates, customer service, and relationships with customers to retain deposits. To promote and stabilize liquidity in the banking and financial services sector, the FDIC, pursuant to the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act, permanently increased deposit insurance coverage from $100,000 to $250,000 per depositor.

The Holding Company  has more limited sources of liquidity than CFBank.  In general, in addition to its existing liquid assets, sources of liquidity include funds raised in the securities markets through debt or equity offerings, funds borrowed from third party banks or other lenders, dividends received from CFBank or the sale of assets.

Management believes that the Holding Company had adequate funds at December 31, 2017 to meet its current and anticipated operating needs at this time.  The Holding Company’s current cash requirements include operating expenses and interest on subordinated debentures.  The Company may elect to pay dividends on its common stock, if and when declared by the Board of Directors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Currently, annual debt service on the subordinated debentures, underlying the Company’s trust preferred securities, is approximately $234,000.  The subordinated debentures have a variable rate of interest, reset quarterly, equal to the three-month LIBOR plus 2.85%.  The total rate in effect was  4.54% at December 31, 2017.  An increase in the three-month LIBOR would increase the debt service requirement of the subordinated debentures.

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

Federal income tax laws provided deductions, totaling $2.3 million, for thrift bad debt reserves established before 1988. Accounting standards do not require a deferred tax liability to be recorded on this amount, which otherwise would have totaled  $473 at year-end 2017.   However, if CFBank were wholly or partially liquidated or otherwise ceases to be a bank, or if tax laws were to change, this amount would have to be recaptured and a tax liability recorded. Additionally, any distributions in excess of CFBank’s current or accumulated earnings and profits would reduce amounts allocated to its bad debt reserve and create a tax liability for CFBank.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

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

Valuation of the deferred tax asset.

Our deferred tax assets are composed of U.S. net operating losses (“NOLs”), and other temporary book to tax differences.    When determining the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded as a benefit, the Company conducts a regular assessment of all available information. This information includes, but is not limited to, taxable income in prior periods, projected future income and projected future reversals of deferred tax items.  Based on these criteria, the Company determined as of December 31, 2017 that no valuation allowance was required against the net deferred tax asset.

In 2012, a recapitalization program through the sale of $22.5 million in common stock improved the capital levels of CFBank and provided working capital for the Holding Company. The result of the change in stock ownership associated with the stock offering, however, was that the Company incurred an ownership change within the guidelines of Section 382 of the Internal Revenue Code of 1986.  At year-end 2016, the Company had net operating loss carryforwards of $23.1 million, which expire at various dates from 2024 to 2033.  As a result of the ownership change, the Company's ability to utilize carryforwards that arose before the 2012 stock offering closed is limited to $163,000 per year.  Due to this limitation, management determined it is more likely than not that $20.5 million of net operating loss carryforwards will expire unutilized.  As required by accounting standards, the Company reduced the carrying value of deferred tax assets, and the corresponding valuation allowance, by the $7.0 million tax effect of this lost realizability.

Federal income tax laws provided additional deductions, totaling $2.3 million, for thrift bad debt reserves established before 1988.  Accounting standards do not require a deferred tax liability to be recorded on this amount, which otherwise would have totaled $473,000 at year-end 2017.  However, if CFBank were wholly or partially liquidated or otherwise ceases to be a bank, or if tax laws were to change, this amount would have to be recaptured and a tax liability recorded.   Additionally, any distributions in excess of CFBank’s current or accumulated earnings and profits would reduce amounts allocated to its bad debt reserve and create a tax liability for CFBank.

At December 31, 2017, the Company had a deferred tax asset recorded in the amount of $1.6 million.  At December 31, 2016, the Company had a deferred tax asset recorded in the amount of $2.6 million.  At December 31, 2017 and December 31, 2016, the Company had no unrecognized tax benefits recorded.  The Company is subject to U.S. federal income tax and is no longer subject to federal examination for years prior to 2014.  Additional information is included in Notes 1 and 14 to our consolidated financial statements.

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

Market Prices and Dividends Declared

The common stock of Central Federal Corporation trades on the Nasdaq® Capital Market under the symbol “CFBK.”  As of December 31, 2017, there were 23,349,613 shares of common stock outstanding and held by approximately 534 shareholders of record.

The following table shows the quarterly reported high and low sales prices of our common stock during 2017 and 2016.  There were no dividends declared or paid on our common stock during 2017 or 2016.

2017	High	Low
First Quarter	$3.10	$1.63
Second Quarter	$2.39	$1.95
Third Quarter	$2.67	$2.02
Fourth Quarter	$2.75	$2.37

2016	High	Low
First Quarter	$1.45	$1.11
Second Quarter	$1.40	$1.28
Third Quarter	$1.41	$1.31
Fourth Quarter	$1.79	$1.38

The Holding Company is subject to various legal and regulatory policies and guidelines impacting the Holding Company’s ability to pay dividends on its stock.  In addition, the Holding Company’s ability to pay dividends on its common stock is conditioned upon certain payments on the subordinated debentures underlying the Holding Company’s trust preferred securities.  Additional information is contained in the section titled “Financial Condition - Stockholders’ equity” and in Notes 2 and 17 to our consolidated financial statements.

CENTRAL FEDERAL CORPORATION
Worthington, Ohio
ANNUAL REPORT
December 31, 2017 and 2016

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017.  In making this assessment, management used the criteria for effective internal control over financial reporting as described in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2017.

This annual report does not contain an audit report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to audit by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

/s/ Timothy T. O’Dell

Timothy T. O’Dell

President and Chief Executive Officer

/s/ John W. Helmsdoerfer

John W. Helmsdoerfer, CPA

Chief Financial Officer and Treasurer

March 15, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors and Audit Committee

Central Federal Corporation

Worthington, Ohio

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Central Federal Corporation (the "Company") as of December 31, 2017, the related consolidated statements of income, comprehensive income, changes in stockholders' equity and changes in cash flows for each of the years in the two-year period ended December 31, 2017 and the related notes  (collectively referred to as the "financial statements").  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

/s/ BKD, LLP

BKD, LLP

We have served as the Company's auditor since 2014.

Indianapolis, Indiana

March 15, 2018

CENTRAL FEDERAL CORPORATION

CONSOLIDATED BALANCE SHEETS

December 31, 2017 and 2016

(Dollars in thousands, except per share data)

	December 31,	December 31,
	2017	2016
ASSETS
Cash and cash equivalents	$45,498	$57,941
Interest-bearing deposits in other financial institutions	100	100
Securities available for sale	11,773	14,058
Loans held for sale, at fair value	1,124	2,812
Loans and leases, net of allowance of $6,970 and $6,925	406,406	346,125
FHLB and FRB stock	3,227	1,942
Foreclosed assets, net	-	204
Premises and equipment, net	3,533	3,429
Bank owned life insurance	5,065	4,930
Accrued interest receivable and other assets	4,699	4,571
Total assets	$481,425	$436,112

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
Noninterest bearing	$89,588	$72,779
Interest bearing	329,440	302,585
Total deposits	419,028	375,364
FHLB advances	13,500	13,500
Advances by borrowers for taxes and insurance	489	408
Accrued interest payable and other liabilities	2,992	2,393
Subordinated debentures	5,155	5,155
Total liabilities	441,164	396,820

Commitments and contingent liabilities	-	-

Stockholders' equity
Common stock, $.01 par value;
shares authorized: 50,000,000;
shares issued: 23,501,972 at December 31, 2017 and 16,427,917 at December 31, 2016	235	164
Series B Preferred stock, $0.01 par value; 480,000 shares authorized;
0 issued at December 31, 2017 and 480,000 at December 31, 2016	-	5
Additional paid-in capital	60,484	60,163
Accumulated deficit	(17,087)	(17,767)
Accumulated other comprehensive income (loss)	(47)	2
Treasury stock, at cost; 152,359 shares of common stock at December 31, 2017 and 133,007 shares at December 31, 2016	(3,324)	(3,275)
Total stockholders' equity	40,261	39,292
Total liabilities and stockholders' equity	$481,425	$436,112

See accompanying notes to consolidated financial statements.

CENTRAL FEDERAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2017  and 2016

(Dollars in thousands, except per share data)

	2017	2016
Interest and dividend income
Loans and leases, including fees	$16,487	$14,050
Securities	183	125
FHLB and FRB stock dividends	154	78
Federal funds sold and other	383	156
	17,207	14,409
Interest expense
Deposits	3,059	2,657
FHLB advances and other debt	263	254
Subordinated debentures	212	185
	3,534	3,096
Net interest income	13,673	11,313
Provision for loan and lease losses	-	230
Net interest income after provision for loan and lease losses	13,673	11,083

Noninterest income
Service charges on deposit accounts	409	741
Net gains on sales of loans	75	134
Earnings on bank owned life insurance	135	133
Other	124	169
	743	1,177
Noninterest expense
Salaries and employee benefits	6,074	4,965
Occupancy and equipment	671	579
Data processing	995	1,116
Franchise and other taxes	366	358
Professional fees	988	1,148
Director fees	312	228
Postage, printing and supplies	175	168
Advertising and promotion	154	125
Telephone	118	123
Loan expenses	170	141
Foreclosed assets, net	18	65
Depreciation	208	211
FDIC premiums	282	222
Regulatory assessment	127	62
Other insurance	92	109
Other	205	203
	10,955	9,823
Income before incomes taxes	3,461	2,437
Income tax expense	2,115	810
Net income	1,346	1,627
Dividends on Series B preferred stock and accretion of discount	(666)	(857)
Net income attributable to common stockholders	$680	$770

Earnings per common share:
Basic	$0.04	$0.05
Diluted	$0.04	$0.05

See accompanying notes to consolidated financial statements.

CENTRAL FEDERAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2017  and 2016

(Dollars in thousands, except per share data)

	2017	2016
Net income	$1,346	$1,627
Other comprehensive income (loss):
Unrealized holding gains (losses) arising during the period related to investment securities available for sale, net of tax of ($25) and $1:	(49)	11
Other comprehensive income (loss), net of tax	(49)	11
Comprehensive income	$1,297	$1,638

See accompanying notes to consolidated financial statements.

CENTRAL FEDERAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years ended December 31, 2017  and 2016

(Dollars in thousands, except per share data)

					Accumulated
		Series B	Additional		Other		Total
	Common	Preferred	Paid-In	Accumulated	Comprehensive	Treasury	Stockholders'
	Stock	Stock	Capital	Deficit	Income	Stock	Equity
Balance at January 1, 2016	$161	$5	$59,937	$(18,537)	$(9)	$(3,245)	$38,312
Net income				1,627			1,627
Other comprehensive income					11		11
Issuance of 292,000 stock based incentive plan shares, net of forfeitures	3		(3)				-
Restricted stock expense, net of forfeitures			96				96
Stock option expense, net of forfeitures			26				26
Purchase of 21,300 treasury shares						(30)	(30)
Cash dividends declared on Series B preferred stock and accretion of discount			107	(857)			(750)
Balance at December 31, 2016	164	5	60,163	(17,767)	2	(3,275)	39,292
Net income				1,346			1,346
Other comprehensive loss					(49)		(49)
Issuance of 215,500 stock based incentive plan shares, net of forfeitures	2		(2)				-
Restricted stock expense, net of forfeitures			246				246
Acquisition of 19,352 treasury shares surrendered upon vesting of restricted stock for payment of taxes						(49)	(49)
Conversion of Series B preferred stock to common stock	69	(5)	(64)				-
Exercise of warrants to common stock			38				38
Cash dividends declared on Series B preferred stock and accretion of discount			103	(666)			(563)
Balance at December 31, 2017	$235	$-	$60,484	$(17,087)	$(47)	$(3,324)	$40,261

See accompanying notes to consolidated financial statements.

CENTRAL FEDERAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES OF CASH FLOWS

Years ended December 31, 2017  and 2016

(Dollars in thousands, except per share data)

	2017	2016
Net income	$1,346	$1,627
Adjustments to reconcile net income to net cash from operating activities:
Provision for loan losses and leases	-	230
Depreciation	208	211
Amortization, net	(92)	(66)
Deferred income tax (benefit)	3	623
Revaluation of net deferred tax assets	979	-
Net loss on sales of securities	-	-
Originations of loans held for sale	(22,777)	(24,219)
Proceeds from sale of loans held for sale	24,540	22,430
Net gains on sales of loans	(75)	(134)
Loss on disposal of premises and equipment	-	16
Gain (loss) on sale of foreclosed assets	7	(4)
Earnings on bank owned life insurance	(135)	(133)
Stock-based compensation expense	246	122
Net change in:
Accrued interest receivable and other assets	(594)	899
Accrued interest payable and other liabilities	295	190
Net cash from operating activities	3,951	1,792
Cash flows from investing activities:
Net increase in interest-bearing deposits in other financial institutions	-	(100)
Available-for-sale securities:
Maturities, prepayments and calls	2,687	1,261
Purchases	(504)	(5,981)
Loan and lease originations and payments, net	(59,964)	(49,056)
Proceeds from the sale of loans	-	1,124
Additions to premises and equipment	(312)	(47)
Purchase of FRB Stock	(1,285)	-
Proceeds from the sale of foreclosed assets	-	200
Net cash used by investing activities	(59,378)	(52,599)
Cash flows from financing activities:
Net change in deposits	43,664	84,881
Proceeds from FHLB advances	34,250	37,700
Repayments on FHLB advances	(34,250)	(38,700)
Net change in advances by borrowers for taxes and insurance	81	(248)
Cash dividends paid on Series B preferred stock	(750)	(750)
Exercise of warrants to common stock	38	-
Acquisition of treasury shares surrendered upon vesting of restricted stock for payment of taxes	(49)	-
Purchase of treasury shares	-	(30)
Net cash from financing activities	42,984	82,853
Net change in cash and cash equivalents	(12,443)	32,046
Beginning cash and cash equivalents	57,941	25,895
Ending cash and cash equivalents	$45,498	$57,941

Supplemental cash flow information:
Interest paid	$3,534	$3,061
Income tax paid	1,230	70
Supplemental noncash disclosures:
Transfers from loans to repossessed assets	$-	$204
Loans issued to finance the sale of repossessed assets	197	1,440
Dividends payable on Series B preferred stock	-	187
Investment payable on limited partnerships	492	-

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation:

The consolidated financial statements include Central Federal Corporation (the “Holding Company”) and its wholly-owned subsidiary, CFBank, National Association (“CFBank”).   On December 1, 2016, CFBank converted from a federal savings institution to a national bank.  The Holding Company and CFBank are sometimes collectively referred to herein as the “Company”.  Intercompany transactions and balances are eliminated in consolidation.

CFBank provides financial services through its five full-service banking offices in Worthington, Fairlawn, Glendale, Calcutta, and Wellsville, Ohio, and through its agency office in Woodmere, Ohio.  Its primary deposit products are commercial and retail checking, savings, money market and term certificate accounts. Its primary lending products are commercial and commercial real estate, residential mortgages and installment loans.  There are no significant concentrations of loans to any one industry or customer segment.  However, our customers’ ability to repay their loans is dependent on general economic conditions and the real estate values in their geographic areas.

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

Interest-Bearing Deposits in Other Financial Institutions:  Interest‑bearing deposits in other financial institutions mature in April, 2019 and are carried at cost.  As of December 31, 2017 and December 31, 2016, there was $100 in an interest-bearing deposit in other financial institutions.

Securities:  Debt securities are classified as available for sale when they might be sold before maturity. Equity securities with readily determinable fair values are classified as available for sale.  Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income.

Interest income includes amortization of purchase premium or accretion of discount.  Premiums and discounts on securities are amortized or accreted on the level-yield method, except for mortgage-backed securities and collateralized mortgage obligations where prepayments are anticipated based on industry payment trends.  Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

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

All interest accrued but not received for each loan placed on nonaccrual is reversed against interest income in the period in which it is placed in a nonaccrual status.  Interest received on such loans is accounted for on the cash-basis or cost‑recovery method, until qualifying for return to accrual status.  Loans are considered for return to accrual status provided all the principal and interest amounts that are contractually due are brought current, there is a current and well documented credit analysis,  there is reasonable assurance of repayment of principal and interest, and the customer has demonstrated sustained, amortizing payment performance of at least six months.

Concentration of Credit Risk:  Most of the Company’s primary business activity is with customers located within the Ohio counties of Franklin, Hamilton, Cuyahoga, Summit,  Columbiana and contiguous counties.  Therefore, the Company’s exposure to credit risk can be affected by changes in the economies within these counties.  Although these counties are the Company’s primary market area for loans, the Company originates residential and commercial real estate loans throughout the United States.

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

The general reserve component covers non‑impaired loans of all classes and is based on historical loss experience adjusted for current factors.  The historical loss experience is determined by loan class and is based on the actual loss history experienced by the Company over a three-year period.  The general component is calculated based on CFBank’s loan balances and actual historical three-year historical loss rates.  For loans with little or no actual loss experience, industry estimates are used based on loan segment. This loss experience is supplemented with other economic and judgmental factors based on the risks present for each loan class.  These economic and judgmental factors include consideration of the following:  levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.

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

Single-family residential real estate loans:  Single-family residential real estate loans include permanent conventional mortgage loans secured by single-family residences located within and outside of our primary market area. Credit approval for single-family residential real estate loans requires demonstration of sufficient income to repay the principal and interest and the real estate taxes and insurance, stability of employment and an established credit record.  Our policy is to originate single-family residential real estate loans for portfolio in amounts up to 85% of the lower of the appraised value or the purchase price of the property securing the loan, without requiring private mortgage insurance.  Loans in excess of 85% of the lower of the appraised value or purchase price of the property securing the loan require private mortgage insurance.  CFBank has not engaged in subprime lending or used option adjustable-rate mortgage products.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

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

Low Income Housing Tax Credits (LIHTC):  The Company has invested in low income housing tax credits through a fund that assists corporations in investing in limited partnerships and limited liability companies that own, develop and operate low income residential rental properties for purposes of qualifying for the Housing Tax credit. These investments are accounted for under the proportional amortization method which recognizes the amortization of the investment in proportion to the tax credit and other tax benefits received.

Joint Ventures:  The Holding Company contributed funds into a series of joint ventures (equity stake) for the purpose of allocating excess liquidity into higher earning assets while diversifying its revenue sources.  The funding for the joint ventures is related to shorter term operating activities and is related to the development of single family real estate in the form of condominiums.  Income is recognized based on a rate of return on the outstanding investment balance.  As units are sold, the Holding Company receives an additional incentive payment, which is recognized as income. The balance outstanding in joint ventures at December 31, 2017 and December 31, 2016 was $325 and $325, respectively.  Income recognized on the joint ventures was $20 and $100, respectively, for 2017 and 2016.

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

Federal Reserve Bank (FRB) stock:    CFBank is a member of the FRB system and is required to own a certain amount of stock.  FRB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value.  Both cash and stock dividends are reported as income.

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

Restrictions on Cash:  Cash on hand or on deposit with the Federal Reserve Bank (FRB) is required to meet regulatory reserve and clearing requirements. The reserve requirement at December 31, 2017 and December 31, 2016 was $718 and $267, respectively.  Cash on deposit with the FHLB includes $3,300 pledged as collateral for FHLB advances.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Effective October 6, 2017, all of its outstanding shares of Series B Preferred Stock were converted into shares of Common Stock of the Company.  The conversion of the Series B Preferred Stock resulted in the elimination of the non-cumulative preferred dividend payments on the Series B Preferred Stock beginning with the 4th quarter of 2017.

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

Adoption of New Accounting Standards:

In May 2014 the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606).  The topic of Revenue Recognition had become broad with several other regulatory agencies issuing standards, which lacked cohesion.  The new guidance establishes a “comprehensive framework” and “reduces the number of requirements to which an entity must consider in recognizing revenue” and yet provides improved disclosures to assist stakeholders reviewing financial statements.  ASU No. 2014-09 provides that an entity should recognize revenue to depict the transfer of promised goods or services.  The guidance provides steps to follow to achieve the core principle.  An entity should disclose sufficient information to enable users of financial statements to understand the nature, amount, and uncertainty of revenue and cash flows arising from contracts with customers.

Guidance in ASU No. 2014-09 has been clarified by the following ASUs:

•	ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)”
•	ASU No. 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing”
•	ASU No. 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow Scope Improvements and Practical Expedients”
•	ASU No. 2016-20, “Revenue from Contracts with Customers (Topic 606): Technical Corrections and Improvements to Topic 606”

As extended by ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, ASU No. 2014-09 and the clarifying ASUs are effective for public companies for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period.  Transitional guidance is included in the updates.  Earlier adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.  While interest income is specifically out of scope of this standard, management has evaluated the revenue streams within “noninterest income” to assess the applicability of this standard.  Based on our review, management has concluded that adoption of ASU No. 2015-14 will not have a significant effect on the Company’s consolidated financial statements, including disclosures.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.  ASU 2016-01 amends the guidance in U.S. GAAP on the accounting for equity investments, financial liabilities under the fair value option and the presentations and disclosure requirements of financial instruments.  ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years.  Early adoption is permitted for the accounting guidance on financial liabilities under the fair value option.  The Company will adopt the methodologies prescribed by the ASU by the date required.  Adoption of ASU No. 2016-01 did not have a significant effect on the Company’s consolidated financial statements.

On February 25, 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842).  Under the new ASU, lessees will recognize lease assets and liabilities on their balance sheets for all leases with terms of more than 12 months.  The new lessee accounting model retains two types of leases, and is consistent with the lessee accounting model under existing GAAP.  One type of lease (finance leases) will be accounted for in substantially the same manner as capital leases are accounted for today.  The other type of lease (operating leases) will be accounted for (both in the income statement and statement of cash flows) in a manner consistent with today’s operating leases.  Lessor accounting under the new standard is fundamentally consistent with existing GAAP.  Lessees and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

lessors would be required to provide additional qualitative and quantitative disclosures to help financial statement users assess the amount, timing, and uncertainty of cash flows arising from leases.  These disclosures are intended to supplement the amounts recorded in the financial statements so that users can understand more about the nature of an organization’s leasing activities.  For public business entities, the final lease standard will be effective for fiscal years beginning after December 15, 2018 including interim periods within those fiscal years.  Early application is permitted.  The Company continues to evaluate the provision of the new lease standard and although we have not yet reasonably determined the estimated financial statement impact, due to the small number of lease agreements presently in effect for the Company, we believe the new guidance will not have a significant impact on the Company’s consolidated financial statements, including disclosures.

In March 2016, the FASB issued ASU No. 2016-07, Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting.  ASU No. 2016-07 affects all entities that have an investment that becomes qualified for the equity method of accounting as a result of an increase in the level of ownership interest or degree of influence.  The amendments in this update eliminate the requirement that, when an investment qualifies for use of the equity method, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held.  ASU No. 2016-07 requires that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting.  The amendments also require that an entity that has an available-for-sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method.  The amendments in ASU No. 2016-07 are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016.  Adoption of ASU No. 2016-07 did not have a significant effect on the Company’s consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting.  ASU No. 2016-09 affects all entities that issue share-based payment awards to their employees.  The new guidance involves several aspects of the accounting for share-based payment transactions, including income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows.  Under ASU No. 2016-09, any excess tax benefits or tax deficiencies should be recognized as income tax expense or benefit in the income statement.  Excess tax benefits are to be classified as an operating activity in the statement of cash flows.  In accruing compensation cost, an entity can make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest, as required under current guidance, or account for forfeitures when they occur.  For an award to qualify for equity classification, an entity cannot partially settle the award in excess of the employer's maximum statutory withholding requirements.  Such cash paid by an employer when directly withholding shares for tax withholding purposes should be classified as a financing activity in the statement of cash flows.  The amendments in ASU No. 2016-09 are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2016.  Adoption of ASU No. 2016-07 did not have a significant effect on the Company’s consolidated financial statements as of December 31, 2017.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.  Once effective, ASU No. 2016-13 will significantly change current guidance for recognizing impairment of financial instruments.  Current guidance requires an "incurred loss" methodology for recognizing credit losses that delays recognition until it is probable a loss has been incurred.  ASU No. 2016-13 replaces the incurred loss impairment methodology with a new methodology that reflects expected credit losses over the lives of the loans and requires consideration of a broader range of information to inform credit loss estimates.  The ASU requires an organization to estimate all expected credit losses for financial assets measured at amortized cost, including loans and held-to-maturity debt securities, based on historical experience, current conditions, and reasonable and supportable forecasts.  Additional disclosures are required.  ASU No. 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration.  Under the new guidance, entities will determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss.  Any credit loss will be recognized as an allowance for credit losses on available-for-sale debt securities rather than as a direct reduction of the amortized cost basis of the investment, as is currently required.  As a result, entities will recognize improvements to estimated credit losses on available-for-sale debt securities immediately in earnings rather than as interest income over time, as currently required.  ASU No. 2016-13 eliminates the current accounting model for purchased credit impaired loans and debt securities.  Instead, purchased financial assets with credit deterioration will be recorded gross of estimated credit losses as of the date of acquisition and the estimated credit losses amounts will be added to the allowance for credit losses.  Thereafter, entities will account for additional impairment of such purchased assets using the models listed above.  ASU No. 2016-13 will take effect for U.S. Securities and Exchange Commission (SEC) filers for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019.  Early application will be permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018.  While the Company generally expects that the implementation of ASU 2016-13 has the potential to increase its allowance for loan losses balance, the Company is continuing to evaluate the potential impact on the Company’s financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

and disclosures.  Management is currently assessing any additional data and system requirements necessary for adoption.  At this time, the estimated financial statement, including disclosures, impact cannot be reasonably determined.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments which may change how an entity classifies certain cash receipts and cash payments on its statement of cash flows to reduce diversity in practice.  The update also provides guidance on when an entity should separate cash flows and classify them into more than one class and when an entity should classify the aggregate of those cash flows into a single class based on the predominance principle.  The guidance in this ASU will become effective for interim and annual reporting periods beginning after December 15, 2017, with early adoption permitted.  Management has reviewed the applicability of this ASU and has concluded that this will not have a material impact on its consolidated financial statements.

The FASB has issued ASU 2017-08, Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20), Premium Amortization on Purchased Callable Debt Securities. The ASU shortens the amortization period for certain callable debt securities held at a premium to the earliest call date. Under current GAAP, entities normally amortize the premium as an adjustment of yield over the contractual life of the instrument. Stakeholders have expressed concerns with the current approach on the basis that current GAAP excludes certain callable debt securities from consideration of early repayment of principal even if the holder is certain that the call will be exercised. As a result, upon the exercise of a call on a callable debt security held at a premium, the unamortized premium is recorded as a loss in earnings. Further, there is diversity in practice (1) in the amortization period for premiums of callable debt securities, and (2) in how the potential for exercise of a call is factored into current impairment assessments.  Another issue is that the practice in the United States is to quote, price, and trade callable debt securities assuming a model that incorporates consideration of calls (also referred to as “yield-to-worst” pricing).  The ASU shortens the amortization period for certain callable debt securities held at a premium and requires the premium to be amortized to the earliest call date.  However, the amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity.  The amendments are effective for public business entities for annual periods beginning after December 15, 2018, including interim periods within those annual periods.  Early adoption is permitted. The Company has decided to adopt this ASU early and adoption did not have a material impact the Company’s consolidated financial statements as there were no callable debt securities held at a premium at the date of adoption.

The FASB has issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting.  ASU 2017-09 applies to entities that change the terms or conditions of a share-based payment award.  The FASB adopted ASU 2017-09 to provide clarity and reduce diversity in practice as well as cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to the modification of the terms and conditions of a share-based payment award.  The amendments are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017.  Early adoption is permitted, including adoption in any interim period for: (a) public business entities for reporting periods for which financial statements have not yet been issued, and (b) all other entities for reporting periods for which financial statements have not yet been made available for issuance.  The amendments should be applied prospectively to an award modified on or after the adoption date. Adoption of ASU No. 2017-09 is not expected to have a significant impact on the Company’s consolidated financial statements.

The FASB has issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities.  The new standard is intended to improve and simplify accounting rules around hedge accounting.  The new standard refines and expands hedge accounting for both financial (e.g., interest rate) and commodity risks.  Its provisions create more transparency around how economic results are presented, both on the face of the financial statements and in the footnotes, for investors and analysts.  The new standard takes effect for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018, for public companies and for fiscal years beginning after December 15, 2019 (and interim periods for fiscal years beginning after December 15, 2020), for private companies. Early adoption is permitted in any interim period or fiscal years before the effective date of the standard.  Adoption of ASU No. 2017-12 is not expected to have a significant impact on the Company’s consolidated financial statements.

The FASB issued ASU No. 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220)—Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income.  The ASU provides financial statement preparers with an option to reclassify stranded tax effects within AOCI to retained earnings in each period in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act (or portion thereof) is recorded.

The ASU requires financial statement preparers to disclose:

•	A description of the accounting policy for releasing income tax effects from AOCI;
•	Whether they elect to reclassify the stranded income tax effects from the Tax Cuts and Jobs Act; and
•	Information about the other income tax effects that are reclassified.

The amendments affect any organization that is required to apply the provisions of Topic 220, Income Statement—Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

comprehensive income as required by GAAP.  The amendments are effective for all organizations for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted.  Adoption of ASU No. 2018.-02 is not expected to have a material impact on the Company’s consolidated financial statements.

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

The OCC released and terminated the CFBank Order effective as of January 23, 2014.  On May 15, 2014, the FRB announced the termination of the Holding Company Order, effective as of May 9, 2014.  Notwithstanding the termination of the Holding Company Order, the Holding Company was required to continue to adhere to certain requirements and restrictions based on commitments made to the FRB in connection with the termination of the Holding Company Order.  These commitments required the Holding Company, among other things, to continue to implement certain actions in accordance with the capital plan previously submitted to the FRB; not declare or pay dividends on its stock, purchase or redeem its stock, or accept dividends or other capital distributions from CFBank without the prior written approval of the FRB; not incur, increase or guarantee any debt without the prior written consent of the FRB; and provide prior written notice to the FRB with respect to certain changes in directors and senior executive officers.  The foregoing commitments remained in place until January 8, 2016.

Although we are no longer subject to the Orders or the regulatory commitments made following the release of the Orders, we remain subject to extensive supervision and regulation by our regulators and it is possible that regulatory compliance expenses could continue to have an adverse impact on us in the future.

Dividend Restrictions:

The ability of the Holding Company to pay dividends on its outstanding stock is generally dependent upon the receipt of dividends and other distributions from CFBank.  The Holding Company is a legal entity that is separate and distinct from CFBank, which has no obligation to make any dividends or other funds available for the payment of dividends by the Holding Company.  The Holding Company also is subject to various legal and regulatory policies and guidelines impacting the Holding Company’s ability to pay dividends on its stock.  In addition, the Holding Company’s ability to pay dividends on its stock is conditioned upon the payment, on a current basis, of quarterly interest payments on the subordinated debentures underlying the Company’s trust preferred securities.

Effective October 6, 2017, all of its outstanding shares of Series B Preferred Stock were converted into shares of Common Stock of the Company.  The conversion of the Series B Preferred Stock resulted in the elimination of the non-cumulative preferred dividend payments on the Series B Preferred Stock beginning with the 4th quarter of 2017.  See Note 17 to our consolidated financial statements included in this annual report for additional information regarding the conversion of the Series B Preferred Stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 3 – SECURITIES

The following table summarizes the amortized cost and fair value of the available-for-sale securities portfolio at December 31, 2017 and December 31, 2016 and the corresponding amounts of unrealized gains and losses recognized in accumulated other comprehensive income (loss):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2017
Issued by U.S. government-sponsored entities and agencies:
U.S. Treasury	$11,499	$-	$82	$11,417
Mortgage-backed securities - residential	236	8	-	244
Collateralized mortgage obligations	110	2	-	112
Total	$11,845	$10	$82	$11,773

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2016
Issued by U.S. government-sponsored entities and agencies:
U.S. Treasury	$13,521	$11	$27	$13,505
Mortgage-backed securities - residential	345	12	-	357
Collateralized mortgage obligations	189	7	-	196
Total	$14,055	$30	$27	$14,058

There was no other-than-temporary impairment recognized in accumulated other comprehensive income (loss) for securities available for sale at December 31, 2017 or December 31, 2016.

There were no sales of securities for the years ended December 31, 2017 or December 31, 2016.

The amortized cost and fair value of debt securities at December 31, 2017 and December 31, 2016 are shown by contractual maturity.  Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.  Securities not due at a single maturity date are shown separately.

	December 31, 2017		December 31, 2016
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$3,002	$2,993	$2,518	$2,518
Due from one to five years	8,497	8,424	11,003	10,987
Mortgage-backed securities - residential	236	244	345	357
Collateralized mortgage obligations	110	112	189	196
Total	$11,845	$11,773	$14,055	$14,058

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Fair value of securities pledged was as follows:

	2017	2016
Pledged as collateral for:
FHLB advances	$4,641	$2,327
Public deposits	2,018	2,043
Interest-rate swaps	145	195
Total	$6,804	$4,565

At year end 2017 and 2016, there were no holdings of securities of any one issuer, other than U.S. Treasuries and U.S. government-sponsored entities and agencies, in an amount greater than 10% of stockholders’ equity.

The following table summarizes securities with unrealized losses at December 31, 2017 and December 31, 2016 aggregated by major security type and length of time in a continuous unrealized loss position.

December 31, 2017	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Issued by U.S. government-sponsored entities and agencies:
U.S. Treasury	$6,947	$51	$4,470	$31	$11,417	$82
Total temporarily impaired	$6,947	$51	$4,470	$31	$11,417	$82

December 31, 2016	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Issued by U.S. government-sponsored entities and agencies:
U.S. Treasury	$10,492	$27	$-	$-	$10,492	$27
Mortgage-backed securities - residential (1)	1	-	-	-	1	-
Total temporarily impaired	$10,493	$27	$-	$-	$10,493	$27
(1)	Securities with an unrealized loss were less than $1 resulting in rounding to zero.

The unrealized losses in U.S. Treasuries at December 31, 2017 and U.S. Treasuries and Mortgage-backed securities at December 31, 2016, are related to multiple securities.  Because the decline in fair value is attributable to changes in market conditions, and not credit quality, and because the Company does not have the intent to sell these securities and will unlikely be required to sell these securities before their anticipated recovery, the Company did not consider these securities to be other-than-temporarily impaired at December 31, 2017 and December 31, 2016.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 4 – LOANS AND LEASES

The following table presents the recorded investment in loans and leases by portfolio segment.  The recorded investment in loans and leases includes the principal balance outstanding adjusted for purchase premiums and discounts, and deferred loan fees and costs.

	December 31, 2017	December 31, 2016
Commercial (1)	$101,975	$71,334
Real estate:
Single-family residential	95,578	92,544
Multi-family residential	35,665	34,291
Commercial	111,866	105,313
Construction	42,862	25,822
Consumer:
Home equity lines of credit	25,054	23,109
Other	376	637
Subtotal	413,376	353,050
Less: ALLL	(6,970)	(6,925)
Loans and Leases, net	$406,406	$346,125

(1)	Includes $6,008 and $2,874 of commercial leases at December 31, 2017 and December 31, 2016, respectively.

Mortgage Purchase Program:

CFBank has participated in a Mortgage Purchase Program with Northpointe Bank (Northpointe), a Michigan banking corporation, since December 2012.  Pursuant to the terms of a participation agreement, CFBank purchases participation interests in loans made by Northpointe related to fully underwritten and pre-sold mortgage loans originated by various prescreened mortgage brokers located throughout the U.S.  The underlying loans are individually (MERS) registered loans which are held until funded by the end investor. The mortgage loan investors include Fannie Mae and Freddie Mac, and other major financial institutions.  This process on average takes approximately 14 days.  Given the short-term holding period of the underlying loans, common credit risks (such as past due, impairment and TDR, nonperforming, and nonaccrual classification) are substantially reduced.  Therefore, no allowance is allocated by CFBank to these loans.  These loans are 100% risk rated for CFBank capital adequacy purposes.  Under the participation agreement,  CFBank agrees to purchase a 95% ownership/participation interest in each of the aforementioned loans, and Northpointe maintains a 5% ownership interest in each loan it participates.  At December 31, 2017 and 2016, CFBank held $37,665 and $46,919, respectively,  of such loans which have been included in single-family residential loan totals above.

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

The following tables present the activity in the ALLL by portfolio segment for the years ended December 31, 2017 and 2016:

	December 31, 2017
		Real Estate				Consumer
	Commercial	Single-family	Multi-family	Commercial	Construction	Home Equity lines of credit	Other	Total
Beginning balance	$1,647	$735	$716	$2,727	$580	$486	$34	$6,925
Addition to (reduction in) provision for loan losses	335	157	(56)	(584)	92	88	(32)	-
Charge-offs	-	-	-	-	-	-	-	-
Recoveries	2	20	-	-	-	23	-	45
Ending balance	$1,984	$912	$660	$2,143	$672	$597	$2	$6,970

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

	December 31, 2016
		Real Estate				Consumer
	Commercial	Single-family	Multi-family	Commercial	Construction	Home Equity lines of credit	Other	Total
Beginning balance	$1,380	$691	$705	$2,710	$561	$474	$99	$6,620
Addition to (reduction in) provision for loan losses	390	149	(132)	(128)	19	(4)	(64)	230
Charge-offs	(123)	(147)	-	-	-	(53)	(1)	(324)
Recoveries	-	42	143	145	-	69	-	399
Ending balance	$1,647	$735	$716	$2,727	$580	$486	$34	$6,925

The following table presents the balance in the ALLL and the recorded investment in loans and leases by portfolio segment and based on impairment method as of December 31, 2017:

		Real Estate				Consumer
	Commercial	Single- family	Multi- family	Commercial	Construction	Home Equity lines of credit	Other	Total
ALLL:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$-	$-	$-	$26	$-	$-	$-	$26
Collectively evaluated for impairment	1,984	912	660	2,117	672	597	2	6,944
Total ending allowance balance	$1,984	$912	$660	$2,143	$672	$597	$2	$6,970

Loans:
Individually evaluated for impairment	$277	$116	$-	$3,183	$-	$-	$-	$3,576
Collectively evaluated for impairment	101,698	95,462	35,665	108,683	42,862	25,054	376	409,800
Total ending loan balance	$101,975	$95,578	$35,665	$111,866	$42,862	$25,054	$376	$413,376

The following table presents the balance in the ALLL and the recorded investment in loans and leases by portfolio segment and based on impairment method as of December 31, 2016:

		Real Estate				Consumer
	Commercial	Single- family	Multi- family	Commercial	Construction	Home Equity lines of credit	Other	Total
ALLL:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$1	$-	$-	$21	$-	$-	$-	$22
Collectively evaluated for impairment	1,646	735	716	2,706	580	486	34	6,903
Total ending allowance balance	$1,647	$735	$716	$2,727	$580	$486	$34	$6,925

Loans:
Individually evaluated for impairment	557	$122	$37	$2,732	$-	$-	$-	$3,448
Collectively evaluated for impairment	70,777	92,422	34,254	102,581	25,822	23,109	637	349,602
Total ending loan balance	$71,334	$92,544	$34,291	$105,313	$25,822	$23,109	$637	$353,050

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following table presents loans individually evaluated for impairment by class of loans as of and for the year ended December 31, 2017. The unpaid principal balance is the contractual principal balance outstanding. The recorded investment is the unpaid principal balance adjusted for partial charge-offs, purchase premiums and discounts, deferred loan fees and costs. Cash payments of interest on these loans during the twelve months ended December 31. 2017 totaled $190.

	Unpaid Principal Balance	Recorded Investment	ALLL Allocated	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Real estate:
Commercial:
Owner occupied	$391	$137	$-	$142	$26
Land	-	-	-	-	-
Total with no allowance recorded	391	137	-	142	26

With an allowance recorded:
Commercial	277	277	-	291	9
Real estate:
Single-family residential	116	116	-	118	6
Commercial:
Non-owner occupied	2,856	2,856	24	2,882	154
Owner occupied	190	190	2	194	9
Total with an allowance recorded	3,439	3,439	26	3,485	178
Total	$3,830	$3,576	$26	$3,627	$204

The following table presents loans individually evaluated for impairment by class of loans as of and for the year ended December 31, 2016. The unpaid principal balance is the contractual principal balance outstanding. The recorded investment is the unpaid principal balance adjusted for partial charge-offs, purchase premiums and discounts, deferred loan fees and costs. Cash payments of interest on these loans during the twelve months ended December 31. 2016 totaled $216.

	Unpaid Principal Balance	Recorded Investment	ALLL Allocated	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial	$476	$358	$-	$436	$13
Real estate:
Multi-family residential	37	37	-	41	2
Commercial:
Non-owner occupied	112	112	-	114	8
Owner occupied	871	350	-	360	46
Total with no allowance recorded	1,496	857	-	951	69

With an allowance recorded:
Commercial	199	199	1	232	9
Real estate:
Single-family residential	122	122	-	125	7
Commercial:
Non-owner occupied	2,068	2,068	19	2,086	126
Owner occupied	202	202	2	208	10
Total with an allowance recorded	2,591	2,591	22	2,651	152
Total	$4,087	$3,448	$22	$3,602	$221

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following table presents the recorded investment in nonperforming loans by class of loans as of December 31, 2017 and 2016:

	2017	2016
Loans past due over 90 days still on accrual	$-	$-
Nonaccrual loans:
Commercial	115	263
Real estate:
Single-family residential	253	397
Consumer:
Home equity lines of credit:
Originated for portfolio	-	44
Purchased for portfolio	102	-
Total nonaccrual	470	704
Total nonperforming loans	$470	$704

Nonaccrual loans include both smaller balance single-family mortgage and consumer loans that are collectively evaluated for impairment and individually classified impaired loans. There were no loans 90 days or more past due and still accruing interest at December 31, 2017 or December 31, 2016.

The following table presents the aging of the recorded investment in past due loans and leases by class of loans as of December 31, 2017:

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Loans Not Past Due	Nonaccrual Loans Not > 90 days Past Due
Commercial	$-	$-	$-	$-	$101,975	$115
Real estate:
Single-family residential	1,610	27	104	1,741	93,837	149
Multi-family residential	-	-	-	-	35,665	-
Commercial:
Non-owner occupied	-	-	-	-	67,792	-
Owner occupied	-	-	-	-	38,787	-
Land	-	-	-	-	5,287	-
Construction	-	-	-	-	42,862	-
Consumer:
Home equity lines of credit:
Originated for portfolio	-	-	-	-	24,592	-
Purchased for portfolio	-	-	102	102	360	-
Other	24	-	-	24	352	-
Total	$1,634	$27	$206	$1,867	$411,509	$264

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following table presents the aging of the recorded investment in past due loans and leases by class of loans as of December 31, 2016:

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Loans Not Past Due	Nonaccrual Loans Not > 90 days Past Due
Commercial	$-	$-	$119	$119	$71,215	$144
Real estate:
Single-family residential	284	49	106	439	92,105	291
Multi-family residential	-	-	-	-	34,291	-
Commercial:
Non-owner occupied	-	-	-	-	60,936	-
Owner occupied	269	600	-	869	34,891	-
Land	-	-	-	-	8,617	-
Construction	48	-	-	48	25,774	-
Consumer:
Home equity lines of credit:
Originated for portfolio	-	15	-	15	22,440	44
Purchased for portfolio	69	-	-	69	585	-
Other	-	-	-	-	637	-
Total	$670	$664	$225	$1,559	$351,491	$479

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

As of December 31, 2017 and December 31, 2016, TDR’s totaled $3,386 and $3,130, respectively.  The Company allocated $25 and $22 of specific reserves to loans modified in TDRs as of December 31, 2017 and 2016, respectively. The Company had not committed to lend additional amounts as of December 31, 2017 or 2016 to customers with outstanding loans that were classified as nonaccrual TDRs.

There was one commercial real estate loan in the amount of $841 that was modified as a TDR during the year ended December 31, 2017,  where concessions were granted to a borrower experiencing financial difficulty.  The loan was re-written at a lower interest rate than otherwise would have been offered on this credit grade in the current market.  There was one commercial loan in the amount of $239 that was modified as TDRs during the year ended December 31, 2016, where concessions were granted to a  borrower experiencing financial difficulties.

The following table presents loans modified as TDRs by class of loans during the year ended December 31, 2017:

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial	1	$841	$841
Total	1	$841	$841

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following table presents loans modified as TDRs by class of loans during the year ended December 31, 2016:

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial	1	$339	$339
Total	1	$339	$339

The TDRs described above resulted in no charge-offs during the years ended December 31, 2017 and 2016, respectively.

There were no TDR’s that went into payment default during the year ended December 31, 2017.  There was one nonperforming TDR that went into payment default during the year ending December 31, 2016.

The terms of certain other loans were modified during the year ended December 31, 2017 and 2016 that did not meet the definition of a TDR. These loans had a total recorded investment of $46,731 and $33,294 as of December 31, 2017 and 2016, respectively. The modification of these loans involved either a modification of the terms of a loan to borrowers who were not experiencing financial difficulties, a delay in a payment that was considered to be insignificant or there were no concessions granted.

In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Company’s internal underwriting policy.

Nonaccrual loans include loans that were modified and identified as TDRs and the loans are not performing.  At December 31, 2017 and 2016, nonaccrual TDRs were as follows:

	2017	2016
Commercial	$115	$144
Total	$115	$144

Nonaccrual loans at December 31, 2017 and 2016 did not include $3,271 and $2,986, respectively, of TDRs where customers have established a sustained period of repayment performance, generally six months, the loans are current according to their modified terms and repayment of the remaining contractual payments is expected.  These loans are included in total impaired loans.

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

The recorded investment in loans and leases by risk category and by class of loans as of December 31, 2017 and based on the most recent analysis performed follows.  There were no loans rated doubtful at December 31, 2017.

	Not Rated	Pass	Special Mention	Substandard	Total
Commercial	$-	$98,829	$2,869	$277	$101,975
Real estate:
Single-family residential	95,317	-	-	261	95,578
Multi-family residential	-	35,036	466	163	35,665
Commercial:
Non-owner occupied	88	65,161	1,711	832	67,792
Owner occupied	-	37,453	1,008	326	38,787
Land	-	5,287	-	-	5,287
Construction	2,239	40,623	-	-	42,862
Consumer:
Home equity lines of credit:
Originated for portfolio	24,516	-	-	76	24,592
Purchased for portfolio	360	-	-	102	462
Other	376	-	-	-	376
	$122,896	$282,389	$6,054	$2,037	$413,376

The recorded investment in loans and leases by risk category and class of loans as of December 31, 2016 follows.  There were no loans rated doubtful at December 31, 2016.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 5 – FORECLOSED ASSETS

Foreclosed assets at year-end were as follows:

	2017	2016
Commercial real estate	$-	$-
Single-family residential	-	204
Subtotal	-	204
Valuation Allowance	-	-
Total	$-	$204

There was no activity in the valuation allowance account or any write-downs during the years ended December 31, 2017 and 2016.

Expenses related to foreclosed assets include:

	2017	2016
Net loss (gain) on sales	$7	$(4)
Operating expenses, net of rental income	11	69
	$18	$65

There were no foreclosed assets at December 31, 2017.  Foreclosed assets at December 31, 2016 consisted of one single-family property that was transferred into REO at fair value at the time of transfer in December 2016.    Foreclosed asset expenses incurred during 2017 was related to light rehabilitation incurred to ready the property to sell.  Foreclosed asset expense incurred during 2016 was related to light rehabilitation and maintenance expense incurred to ready the property to sell, increase occupancy levels, and certain other operating costs.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

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

Assets and liabilities measured at fair value on a recurring basis, including financial assets and liabilities for which the Company has elected the fair value option, are summarized below:

Fair Value Measurements at December 31, 2017 Using Significant Other Observable Inputs
(Level 2)
Financial Assets:
Securities available for sale:
Issued by U.S. government-sponsored entities and agencies:
U.S. Treasury	$11,417
Mortgage-backed securities - residential	244
Collateralized mortgage obligations	112
Total securities available for sale	$11,773

Loans held for sale	$1,124

Yield maintenance provisions (embedded derivatives)	$56

Interest rate lock commitments	$11

Financial Liabilities:
Interest-rate swaps	$56

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

The Company had no assets or liabilities measured at fair value on a recurring basis that were measured using Level 1 or Level 3 inputs at December 31, 2017 or December 31, 2016.  There were no transfers of assets or liabilities measured at fair value between levels during 2017 or 2016.

Assets measured at fair value on a non-recurring basis are summarized below:

Fair Value Measurements at December 31, 2017 Using
Significant Unobservable Inputs (Level 3)

Impaired loans:
Commercial	$115
Real Estate:
Single-family residential	116
Commercial:
Non-owner occupied	2,832
Total impaired loans	$3,063

Fair Value Measurements at December 31, 2016 Using
Significant Unobservable Inputs (Level 3)

Impaired loans:
Commercial	$130
Real Estate:
Single-family residential	122
Multi-family residential	37
Commercial:
Non-owner occupied	2,161
Owner occupied	200
Total impaired loans	$2,650

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The Company had no assets or liabilities measured at fair value on a non-recurring basis that were measured using Level 1 or 2 inputs at December 31, 2017 or December 31, 2016.

Impaired loans that are measured for impairment using the fair value of the collateral for collateral dependent loans, had a principal balance of $3,087, with a valuation allowance of $24 at December 31, 2017.  Impaired loans that are measured for impairment using the fair value of the collateral for collateral dependent loans, had a principal balance of $2,672 with a valuation allowance of $21 at December 31, 2016.

The following table presents quantitative information about Level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at December 31, 2017:

	Fair Value	Valuation Technique(s)	Unobservable Inputs	(Range) Weighted Average
Impaired loans:
Commercial	$115	Comparable sales approach	Adjustment for differences between the comparable market transactions	3.48%
Real estate:
Single-family residential	116	Comparable sales approach	Adjustment for differences between the comparable market transactions	(1.81%, 3.61%) 2.91%
Commercial:
Non-owner occupied	2,832	Comparable sales approach	Adjustment for differences between the comparable market transactions	(3.48%, 9.64%) 5.15%

The following table presents quantitative information about Level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at December 31, 2016:

	Fair Value	Valuation Technique(s)	Unobservable Inputs	(Range) Weighted Average
Impaired loans:
Commercial	$130	Comparable sales approach	Adjustments by management to reflect current discount rates	3.48%
Real estate:
Single -family residential	122	Comparable sales approach	Adjustment for differences between the comparable market transactions	(1.81% , 3.61%) 2.91%
Multi-family residential	37	Comparable sales approach	Adjustment for differences between the comparable market transactions	9.64%
Commercial:
Non-owner occupied	2,161	Comparable sales approach	Adjustment for differences between the comparable market transactions	(1.10%, 5.74%) 1.35%
Owner occupied	200	Comparable sales approach	Adjustment for differences between the comparable market transactions	-4.46%

Financial Instruments Recorded Using Fair Value Option:

The Company has elected the fair value option for loans held for sale.  These loans are intended for sale and the Company believes that the fair value is the best indicator of the resolution of these loans.  Loans originated as construction loans, that were subsequently transferred to held for sale, are carried at the lower cost or market and are not included.  Interest income is recorded based on the contractual terms of the loan and in accordance with the Company’s policy on loans held for investment.  None of these loans were 90 days or more past due or on nonaccrual as of December 31, 2017 or December 31, 2016.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

As of December 31, 2017 and December 31, 2016, the aggregate fair value, contractual balance and gain or loss of loans held for sale were as follows:

	December 31, 2017	December 31, 2016
Aggregate fair value	$1,124	$2,812
Contractual balance	1,120	2,801
Gain	4	11

The total amount of gains and losses from changes in fair value included in earnings for the year ended December 31, 2017 and 2016 for loans held for sale were:

	2017	2016
Interest income	$68	$60
Interest expense	-	-
Change in fair value	(7)	6
Total change in fair value	$61	$66

The carrying amounts and estimated fair values of financial instruments at year-end were as follows:

	Fair Value Measurements at December 31, 2017 Using:
	Carrying
	Value	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$45,498	$45,498	$-	$-	$45,498
Interest-bearing deposits in other financial institutions	100	100	-	-	100
Securities available for sale	11,773	-	11,773	-	11,773
Loans held for sale	1,124	-	1,124	-	1,124
Loans and leases, net	406,406	-	-	402,719	402,719
FHLB and FRB stock	3,227	n/a	n/a	n/a	n/a
Accrued interest receivable	1,326	27	38	1,261	1,326
Yield maintenance provisions (embedded derivatives)	56	-	56	-	56
Interest rate lock commitments	11	-	11	-	11

Financial liabilities
Deposits	$(419,028)	$(236,797)	$(181,659)	$-	$(418,456)
FHLB advances and other borrowings	(13,500)	-	(13,466)	-	(13,466)
Advances by borrowers for taxes and insurance	(489)	-	-	(489)	(489)
Subordinated debentures	(5,155)	-	(4,094)	-	(4,094)
Accrued interest payable	(79)	(6)	(73)	-	(79)
Interest-rate swaps	(56)	-	(56)	-	(56)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The carrying amounts and estimated fair values of financial instruments at December 31, 2016 were as follows:

	Fair Value Measurements at December 31, 2016 Using:
	Carrying
	Value	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$57,941	$57,941	$-	$-	$57,941
Interest-bearing deposits in other financial institutions	100	100	-	-	100
Securities available for sale	14,058	-	14,058	-	14,058
Loans held for sale	2,812	-	2,812	-	2,812
Loans and leases, net	346,125	-	-	343,523	343,523
FHLB stock	1,942	n/a	n/a	n/a	n/a
Accrued interest receivable	1,054	13	40	1,001	1,054
Yield maintenance provisions (embedded derivatives)	122	-	122	-	122
Interest rate lock commitments	9	-	9	-	9

Financial liabilities
Deposits	$(375,364)	$(202,158)	$(171,967)	$-	$(374,125)
FHLB advances and other borrowings	(13,500)	-	(13,597)	-	(13,597)
Advances by borrowers for taxes and insurance	(408)	-	-	(408)	(408)
Subordinated debentures	(5,155)	-	(3,411)	-	(3,411)
Accrued interest payable	(78)	(2)	(76)	-	(78)
Interest-rate swaps	(122)	-	(122)	-	(122)

The methods and assumptions used to estimate fair value are described as follows.

Cash and Cash Equivalents and Interest-Bearing Deposits in Other Financial Institutions

The carrying amounts of cash and short-term instruments approximate fair values and are classified as Level 1.

FHLB and FRB Stock

It is not practical to determine the fair value of FHLB and FRB stock due to restrictions placed on its transferability.

Loans and Leases

Fair values of loans and leases, excluding loans held for sale, are estimated as follows:  For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values resulting in a Level 3 classification. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality resulting in a Level 3 classification.  Impaired loans are valued at the lower of cost or fair value as described previously. The methods utilized to estimate the fair value of loans do not necessarily represent an exit price.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Accrued Interest Receivable/Payable

The carrying amounts of accrued interest approximate fair value resulting in a Level 1, 2 or 3 classification, consistent with the asset or liability with which they are associated.

Advances by Borrowers for Taxes and Insurance

The carrying amount of advances by borrowers for taxes and insurance approximates fair value resulting in a Level 3 classification, consistent with the liability with which they are associated.

Off-Balance-Sheet Instruments

The fair value of off-balance-sheet items is not considered material.

NOTE 7 – LOAN SERVICING

Mortgage loans serviced for others are not reported as assets.  The principal balances of these loans at year-end were as follows:

	December 31, 2017	December 31, 2016
Mortgage loans serviced for Freddie Mac	$3,319	$4,261

Custodial escrow balances maintained in connection with serviced loans were $74 and $119 at year-end 2017 and 2016, respectively.

NOTE 8- PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	December 31, 2017	December 31, 2016
Land and land improvements	$1,293	$1,293
Buildings	3,938	3,832
Furniture, fixtures and equipment	2,316	2,150
	7,547	7,275
Less: Accumulated Depreciation	(4,014)	(3,846)
	$3,533	$3,429

Depreciation expense for 2017 and 2016 totaled $208 and $211, respectively.

Operating Leases:

The Company leases certain branch and loan office property space under three operating leases. Each lease requires CFBank to absorb its pro rata share of building operating expenses and utilities based on square footage.  The Company entered into a lease agreement to open CFBank’s Glendale branch office in the Cincinnati market, which opened during the third quarter of 2017.  The Glendale lease is for a 60-month term commencing on July 1, 2017, with three renewal options for additional consecutive terms of five years, five years, and four years.  The Company leases a commercial banking agency  office in Woodmere, Ohio, which opened in January of 2014.  The Woodmere lease is for a 128-month term commencing January 1, 2014 with no renewal options.  The Company leases CFBank’s Fairlawn branch office pursuant to a  ten year operating lease beginning in 2014 with annual rent increases each year. There is one five-year renewal option on this lease.  Lease expense for the years ended December 31, 2017 and 2016 totaled $325 and $311, respectively.  Leasehold improvements are depreciated straight line over the lease term before consideration of renewal options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Lease expense is recognized evenly over the lease term to account for lease incentives.  Rent commitments, before renewal options, are as follows:

2018	$350
2019	355
2020	356
2021	357
2022	342
Thereafter	532
$2,292

NOTE 9 – DEPOSITS

Time deposits of $100 or more were $137,433 and $128,185 at year-end 2017 and 2016, respectively.  Time deposits of $250 or more were $50,048 and $38,575 at year-end 2017 and 2016, respectively.

Scheduled maturities of time deposits for the next five years are as follows:

2018	$93,215
2019	33,750
2020	20,360
2021	7,737
2022	27,169
Thereafter	-
Total	$182,231

Brokered deposits at year-end 2017 and 2016 totaled $46,945 and  $29,738, respectively.

NOTE 10 –FHLB ADVANCES

Fixed Rate Advances from the FHLB were as follows:

	Weighted
	Average Rate	December 31, 2017	December 31, 2016
Fixed Rate Advances
Maturities:
2017	-	$-	$2,500
2018	-	-	-
2019	1.62%	3,500	3,500
2020	1.98%	4,500	3,500
2021	2.32%	4,000	4,000
2022	2.05%	1,500	-
Total		$13,500	$13,500

Each advance is payable at its maturity date, with a prepayment penalty for fixed-rate advances.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The advances were collateralized as follows:

	December 31, 2017	December 31, 2016
Single-family mortgage loans	$49,616	$38,342
Multi-family mortgage loans	15,125	14,854
Commercial real estate loans (1-4 family)	5,348	2,793
Home equity lines of credit	7,061	-
Securities	4,641	2,327
Cash	3,300	3,300
Total	$85,091	$61,616

Based on the collateral pledged to the FHLB and CFBank’s holdings of FHLB stock, CFBank was eligible to borrow up to a total of $65,003 from the FHLB at December 31, 2017.

Payments due to the FHLB over the next five years are as follows:

December 31, 2017
2018	$-
2019	3,500
2020	4,500
2021	4,000
2022	1,500
$13,500

NOTE 11 - OTHER BORROWINGS

There were no outstanding borrowings with the Federal Reserve Bank (the “FRB”) at December 31, 2017 or at December 31, 2016.

Assets pledged as collateral with the FRB were as follows:

	2017	2016
Commercial loans	$18,491	$16,380
Commercial real estate loans	43,518	39,230
	$62,009	$55,610

Based on the collateral pledged, CFBank was eligible to borrow up to $40,448 from the FRB at year-end 2017.

CFBank had $8.0 million of availability in an unused line of credit at a commercial bank at December 31, 2017 and a $1.0 million unused line of credit with a different commercial bank at December 31, 2016.  During the first quarter of 2017, the Company added an $8.0 million line of credit for potential liquidity purposes.  The previous $1.0 million line of credit, with a different institution, was closed during the second quarter of 2017.  There were no outstanding borrowings on these lines of credit at December 31, 2017 or December 31, 2016.  If CFBank were to borrow on this line of credit, interest would accrue daily at a variable rate based on the commercial bank’s cost of funds and current market returns.

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

The subordinated debentures have a variable rate of interest, reset quarterly, equal to the three-month London Interbank Offered Rate plus 2.85%, which was 4.54% at year-end 2017 and 3.85% at year-end 2016.

NOTE 13 – BENEFIT PLANS

Multi-employer pension plan:

CFBank participates in the Pentegra Defined Benefit Plan for Financial Institutions (the “Pentegra DB Plan”), a multi-employer contributory trusteed pension plan.  The retirement benefits to be provided by the plan were frozen as of June 30, 2003 and future employee participation in the plan was stopped.  The plan was maintained for all eligible employees and the benefits were funded as accrued.  The cost of funding was charged directly to operations.

The unfunded liability under the Pentegra DB Plan at June 30, 2017 totaled  $36 and at June 30, 2016 was $53.  CFBank’s contributions for the plan years ending June 30, 2017 and June 30, 2016, totaled $32,  and $42, respectively.  Contributions to the plan may vary from period to period due to the change in the plan's unfunded liability. The unfunded liability is primarily related to the change in plan assets and the change in plan liability from one year to the next.  The change in plan assets is based on contributions deposited, benefits paid and the actual rate of return earned on those assets.  The change in plan liability is based on demographic changes and changes in the interest rates used to determine plan liability.  In the event the actual rate of return earned on plan assets declines, the value of the plan assets will decline.  In the event the interest rates used to determine plan liability decrease, plan liability will increase.  The combined effect of each change determines the change in the unfunded liability and the change in the employer contributions.

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

Funded status (market value of plan assets divided by funding target) based on valuation reports as of July 1, 2017 and 2016 was 96.54% and 94.90%, respectively.

Total contributions made to the Pentegra DB Plan, as reported on Form 5500 of the Pentegra DB Plan, totaled $153,186 and $163,138 for the plan years ended June 30, 2016 and June 30, 2015, respectively.    CFBank’s contributions to the Pentegra DB Plan were not more than 5% of the total contributions to the Pentegra DB Plan.

401(k) Plan:

The Company sponsors a 401(k) plan that allows employee contributions up to the maximum amount allowable under federal tax regulations, which are currently matched in an amount equal to 25% of the first 8% of the compensation contributed.  Expense for 2017 and 2016 was $57  and $49, respectively.

Salary Continuation Agreement:

In 2004, CFBank entered into a nonqualified salary continuation agreement with its former Chairman Emeritus.  Benefits provided under the plan are unfunded, and payments are made by CFBank.  Under the plan, CFBank pays him, or his beneficiary, a benefit of $25 annually for 20 years, beginning 6 months after his retirement date, which was February 28, 2008.  The expense related to this plan totaled $10 and $10 in 2017 and 2016, respectively. The accrual is included in accrued interest payable and other liabilities in the consolidated balance sheets and totaled $203 at year-end 2017 and $218 at year-end 2016.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Life Insurance Benefits:

CFBank has entered into agreements with certain employees, former employees and directors to provide life insurance benefits which are funded through life insurance policies purchased and owned by CFBank.  The expense related to these benefits totaled ($19) and ($3) in 2017 and 2016, respectively.  The accrual for CFBank’s obligation under these agreements is included in accrued interest payable and other liabilities in the consolidated balance sheets and totaled $191 at year-end 2017 and $210 at year-end 2016.

NOTE 14 – INCOME TAXES

Income tax expense was as follows:

	December 31, 2017	December 31, 2016
Current federal	$1,133	$187
Deferred federal (1)	3	623
Revaluation of net deferred tax assets	979	-
Total	$2,115	$810

(1)	Includes tax benefit of operating loss carryforwards of $52 and $717 for the years ended December 31, 2017 and 2016, respectively.

Effective tax rates differ from the federal statutory rate of 34% applied to income (loss) before income taxes due to the following:

	December 31, 2017	December 31, 2016
Federal Statutory rate times financial statement income (loss)	$1,177	$829
Effect of:
Stock compensation	(49)	6
Bank owned life insurance income	(46)	(45)
Revaluation of net deferred tax assets	979	-
Other	54	20
	$2,115	$810
Effective tax rate	61%	33%

Year-end deferred tax assets and liabilities were due to the following:

	2017	2016
Deferred tax assets:
Allowance for loan and lease losses	$997	$1,575
Compensation related issues	274	353
Deferred loan fees	100	155
AMT Credit	-	50
Nonaccrual interest	45	41
Net operating loss carry forward	501	863
Other	42	70
	1,959	3,107
Deferred tax liability:
FHLB stock dividend	226	366
Mortgage servicing rights	1	2
Depreciation	36	47
Prepaid expenses	51	63
Mark-to-market loans	-	2
	314	480
Net deferred tax asset	$1,645	$2,627

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

At December 31, 2017, the Company had a deferred tax asset recorded of approximately $1,600.  At December 31, 2016, the Company had a deferred tax asset recorded of approximately $2,600.  At December 31, 2017 and December 31, 2016, the Company had no unrecognized tax benefits recorded.  The Company is subject to U.S. federal income tax and is no longer subject to federal examination for years prior to 2014.

On December 22, 2017, the United States enacted tax reform legislation through the Tax Cuts and Jobs Act, which significantly changes the existing U.S. tax laws, including a reduction in the corporate tax rate from 35% to 21%, as well as other changes. As a result of enactment of the legislation, the Company incurred additional one-time income tax expense of $979,000 during the fourth quarter of 2017, related to the remeasurement of the Company's deferred tax assets and liabilities.

Our deferred tax assets are composed of U.S. net operating losses (“NOLs”), and other temporary book to tax differences.    When determining the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded as a benefit, the Company conducts a regular assessment of all available information. This information includes, but is not limited to, taxable income in prior periods, projected future income and projected future reversals of deferred tax items.    Based on these criteria, the Company determined as of December 31, 2017 that no valuation allowance was required against the net deferred tax asset.

In 2012, a recapitalization program through the sale of $22,500 in common stock improved the capital levels of CFBank and provided working capital for the Holding Company.   The result of the change in stock ownership associated with the stock offering, however, was that the Company incurred an ownership change within the guidelines of Section 382 of the Internal Revenue Code of 1986.   At year-end 2017, the Company had net operating loss carryforwards of $23,059, which expire at various dates from 2024 to 2033.  As a result of the ownership change, the Company's ability to utilize carryforwards that arose before the 2012 stock offering closed is limited to $163 per year.  Due to this limitation, management determined it is more likely than not that $20,520 of net operating loss carryforwards will expire unutilized.  As required by accounting standards, the Company reduced the carrying value of deferred tax assets, and the corresponding valuation allowance, by the $6,977 tax effect of this lost realizability.

Federal income tax laws provided additional deductions, totaling $2,250, for thrift bad debt reserves established before 1988.  Accounting standards do not require a deferred tax liability to be recorded on this amount, which otherwise would have totaled $473 at year-end 2017.  However, if CFBank were wholly or partially liquidated or otherwise ceases to be a bank, or if tax laws were to change, this amount would have to be recaptured and a tax liability recorded.  Additionally, any distributions in excess of CFBank’s current or accumulated earnings and profits would reduce amounts allocated to its bad debt reserve and create a tax liability for CFBank.

On December 22, 2017, the “Tax Cuts and Jobs Act” was enacted into law reducing the federal corporate tax rate to 21%, effective January 1, 2018.  The Company conducted a revaluation of its existing deferred tax asset (DTA) to reflect the impact of the new tax rates, which resulted in the Company recording an additional tax expense in the fourth quarter of 2017 in the amount of $979.

NOTE 15 – RELATED-PARTY TRANSACTIONS

Loans to principal officers, directors and their affiliates during 2017 were as follows:

Beginning balance	$2,399
New loans	4,442
Effect of changes in composition of related parties	-
Repayments	(177)
Ending balance	$6,664

All loans to related parties were made in the ordinary course of business under terms equivalent to those prevailing in the market for arm’s length transactions at the time of origination.

Deposits from principal officers, directors, and their affiliates at year-end 2017 and 2016 were $487 and $274, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 16 – STOCK-BASED COMPENSATION

The Company has issued awards under three stock-based compensation plans (collectively, the “Plans”), as described below.  Total compensation cost that has been charged against income for those Plans totaled $246 and $122 for 2017 and 2016, respectively.  The total income tax benefit was $84 and $35 for 2017 and 2016, respectively.

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

There were no stock options granted or exercised during the years ended December 31, 2017 and December 31, 2016.

A summary of stock option activity in the Plans for 2017 follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Intrinsic Value
Outstanding at beginning of year	542,746	$1.46
Expired	(300)	36.75
Cancelled or forfeited	(3,190)	1.70
Outstanding at end of period	539,256	$1.44	5.4	$731,080

Expected to vest	-	$-	-	$-

Exercisable at end of period	539,256	$1.44	5.4	$731,080

During the year ended December 31, 2017, there were 3,190 stock options canceled or forfeited.  Expense associated with unvested forfeited shares is reversed. As of December 31, 2017, all stock options granted under the Plans were vested.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Restricted Stock Awards:

The Plans also permit the grant of restricted stock awards to directors, officers and employees. Compensation is recognized over the vesting period of the awards based on the fair value of the stock at grant date.  The fair value of the stock is determined using the closing share price on the date of grant and shares generally have vesting periods of one to three years.  There were 215,500 shares of restricted stock issued in 2017 and 292,000 shares of restricted stock issued in 2016.

A summary of changes in the Company’s nonvested restricted shares for the year follows:

Nonvested Shares	Shares	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2017	425,666	$1.56
Granted	215,500	2.56
Vested	(157,172)	1.53
Forfeited	(19,333)	1.58
Nonvested at December 31, 2017	464,661	$2.03

As of December 31, 2017 and 2016, the unrecognized compensation cost related to nonvested shares granted under the Plans was $918 and $642, respectively.   There were 157,172 shares that vested during the year ended December 31, 2017.

There were 347,115 shares remaining available for stock option grants and restricted stock awards under the 2009 Plan at December 31, 2017.

NOTE 17 – PREFERRED STOCK

Series B Preferred Stock:

Commencing in April 2014, the Company conducted a private placement of up to 480,000 shares of its 6.25% Non-Cumulative Convertible Perpetual Preferred Stock, Series B (“Series B Preferred Stock”) for an offering price of $25.00 per share (the “Private Placement”).  Pursuant to the Private Placement, the Company sold an aggregate of 480,000 shares of Series B Preferred Stock on May 12, 2014 and July 15, 2014, for an aggregate offering price of $12,000.  After payment of approximately $482 in placement fees and approximately $149 of other offering expenses, the Company’s net proceeds from its sale of the 480,000 shares of Series B Preferred Stock in the Private Placement were approximately $11,369.

For each share of Series B Preferred Stock sold in the Private Placement, the Company also issued, at no additional charge, a Warrant to purchase common stock of the Company.  See Note 18-Common Stock Warrants for additional information.

Conversion of Series B Preferred Stock to Common Stock:

On September 29, 2017, the Company announced the conversion of its Series B Preferred Stock into shares of Common Stock of the Company.  The conversion was effective October 6, 2017, and resulted in the conversion of all 480,000 of the Company’s issued and outstanding shares of Series B Preferred Stock into approximately 6,857,143 shares of Common Stock.

The conversion of the Series B Preferred Stock resulted in the elimination of the non-cumulative preferred dividend payments on the Series B Preferred Stock beginning with the 4th quarter of 2017. The preferred dividends, in the aggregate amount of approximately $187,500 quarterly, or approximately $750,000 annually, will not be payable by the Company going forward.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 18 – COMMON STOCK WARRANTS

Series B Preferred Stock – Warrants:

For each share of Series B Preferred Stock issued by the Company in the Private Placement, the Company also issued, at no additional charge, a Warrant to purchase (i) 2.00 shares of common stock of the Company if the purchaser purchased less than $700  (28,000 shares) of Series B Preferred Stock in the Private Placement, or (ii) 3.25 shares of common stock if the purchaser purchased $700  (28,000 shares) or more of Series B Preferred Stock in the Private Placement.  Warrants to purchase an aggregate of 1,152,125 shares of common stock were issued by the Company to the purchasers of the 480,000 shares of Series B Preferred Stock sold in the Private Placement.  Subject to certain limitations, the Warrants are exercisable for a period of approximately five (5) years expiring on July 15, 2019, at a cash purchase price of $1.85 per share of common stock.  As of December 31, 2017 there were 469,600 warrants outstanding.

NOTE 19 – REGULATORY CAPITAL MATTERS

CFBank is subject to regulatory capital requirements administered by federal banking agencies.  Prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off balance-sheet items calculated under regulatory accounting practices.  Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

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

In July 2013, the Holding Company’s primary federal regulator, the FRB, published final rules (the “Basel III Capital Rules”) establishing a new comprehensive capital framework for U.S. banking organizations.  The rules implement the Basel Committee's December 2010 framework known as “Basel III” for strengthening international capital standards as well as certain provisions of the Dodd-Frank Act.  The Basel III Capital Rules provide higher capital requirements and more restrictive leverage and liquidity ratios than those previously in place.  In addition, in order to avoid limitations on capital distributions, such as dividend payments and certain bonus payments to executive officers, the Basel III Capital Rules require insured financial institutions to hold a capital conservation buffer of common equity tier 1 capital above the minimum risk-based capital requirements.  The capital conservation buffer will be phased in over time, becoming fully effective on January 1, 2019, and will consist of an additional amount of common equity equal to 2.5% of risk-weighted assets.  The Basel III Capital Rules revise the regulatory agencies' prompt corrective action framework by incorporating the new regulatory capital minimums and updating the definition of common equity.  The Basel III Capital Rules became effective for the Company on January 1, 2015, and will be fully phased in by January 1, 2019.  Quantitative measures established by the Basel III Capital Rules to ensure capital adequacy require the maintenance of minimum amounts and ratios of Common Equity Tier 1 capital, Tier 1 capital and Total capital, as defined in the regulations, to risk-weighted assets, and of Tier 1 capital to adjusted quarterly average assets (“Leverage Ratio”).  CFBank’s implementation of the new rules on January 1, 2015 did not have a material impact on our capital needs or classification.

When fully phased in on January 1, 2019, the Basel III Capital Rules will require CFBank to maintain: 1) a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of 4.5%, plus a 2.5% “capital conservation buffer” (resulting in a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of 7.0% upon full implementation); 2) a minimum ratio of Tier 1 capital to risk-weighted assets of 6.0%, plus the capital conservation buffer (resulting in a minimum Tier 1 capital ratio of 8.5% upon full implementation); 3) a minimum ratio of Total capital to risk-weighted assets of 8.0%, plus the capital conservation buffer (resulting in a minimum Total capital ratio of 10.5% upon full implementation); and 4) a minimum Leverage Ratio of 4.0%

The implementation of the capital conservation buffer began on January 1, 2016 at the 0.625% level and will be phased in over a four-year period increasing by increments of that amount on each subsequent January 1 until it reaches 2.5% on January 1, 2019.  The capital conservation buffer is currently 1.875%.  The capital conservation buffer is designed to absorb losses during periods of economic stress.  Failure to maintain the minimum Common Equity Tier 1 capital ratio plus the capital conservation buffer will result in potential restrictions on a banking institution’s ability to pay dividends, repurchase stock and/or pay discretionary compensation to its employees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following tables present actual and required capital ratios as of December 31, 2017 and December 31, 2016 for CFBank under the Basel III Capital Rules.  The minimum required capital amounts presented include the minimum required capital levels as of December 31, 2017, based on the phase-in provisions of the Basel III Capital Rules and the minimum required capital levels as of January 1, 2019 when the Basel III Capital Rules have been fully phased-in.  Capital levels required to be considered well capitalized are based upon prompt corrective action regulations, as amended to reflect the changes under the Basel III Capital Rules.

	Actual		Minimum Capital Required-Basel III Phase-In Schedule		Minimum Capital Required-Basel III Fully Phased-In		To Be Well Capitalized Under Applicable Regulatory Capital Standards
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2017
Total Capital to risk weighted assets	$48,271	11.91%	$37,492	9.25%	$42,559	10.50%	$40,532	10.00%

Tier 1 (Core) Capital to risk weighted assets	43,179	10.65%	29,386	7.25%	34,452	8.50%	32,426	8.00%

Common equity tier 1 capital to risk-weighted assets	43,179	10.65%	23,306	5.75%	28,372	7.00%	26,346	6.50%

Tier 1 (Core) Capital to adjusted total assets (Leverage ratio)	43,179	9.37%	18,432	4.00%	18,432	4.00%	23,040	5.00%

	Actual		Minimum Capital Required-Basel III Phase-In Schedule		Minimum Capital Required-Basel III Fully Phased-In		To Be Well Capitalized Under Applicable Regulatory Capital Standards
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2016
Total Capital to risk weighted assets	$45,118	12.46%	$31,256	8.63%	$38,029	10.50%	$36,218	10.00%

Tier 1 (Core) Capital to risk weighted assets	40,556	11.20%	24,013	6.63%	30,785	8.50%	28,974	8.00%

Common equity tier 1 capital to risk-weighted assets	40,556	11.20%	18,580	5.13%	25,353	7.00%	23,542	6.50%

Tier 1 (Core) Capital to adjusted total assets (Leverage ratio)	40,556	9.66%	16,792	4.00%	16,792	4.00%	20,991	5.00%

Effective December 1, 2016, CFBank converted from a federal savings association to a national bank and, as a result, is no longer subject to the Qualified Thrift Lender (QTL) requirements.  Previously, the Qualified Thrift Lender test required CFBank to maintain at least 65% of assets in housing-related finance and other specified areas.

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

The Holding Company’s ability to pay dividends on its stock is also conditioned upon the payment, on a current basis, of quarterly interest payments on the subordinated debentures underlying the Company’s trust preferred securities.  Additionally, so long as the Company’s Series B Preferred Stock remains outstanding, the Holding Company is prohibited from paying dividends (other than dividends payable solely in shares) on the Company’s common stock for the then-current dividend period, unless full dividends on the Series B Preferred Stock have been paid or set aside for payment.

Effective October 6, 2017, the Company caused the conversion of all of its outstanding shares of Series B Preferred Stock into shares of Common Stock of the Company.  The conversion of the Series B Preferred Stock results in the elimination of the non-cumulative preferred dividend payments on the Series B Preferred Stock beginning with the 4th quarter of 2017.

Additionally CFBank does not intend to make distributions to the Holding Company that would result in a recapture of any portion of its thrift bad debt reserve as discussed in Note 14-Income taxes.

NOTE 20 – DERIVATIVE INSTRUMENTS

Interest-rate swaps:

CFBank utilizes interest-rate swaps as part of its asset liability management strategy to help manage its interest rate risk position and does not use derivatives for trading purposes.  The notional amount of the interest-rate swaps does not represent amounts exchanged by the parties.  The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest-rate swap agreements.  CFBank was party to interest-rate swaps with a combined notional amount of $2,185 at December 31, 2017 and $2,280 at December 31, 2016.

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

Contingent Features:

The counterparty to CFBank’s interest-rate swaps is exposed to credit risk whenever the interest-rate swaps are in a liability position.  At December 31, 2017, CFBank had $645 in securities and cash pledged as collateral for these derivatives. Should the liability increase beyond the collateral value, CFBank will be required to pledge additional collateral.

Additionally, CFBank’s interest-rate swap instruments contain provisions that require CFBank to remain well capitalized under regulatory capital standards. The interest-rate swaps may be called by the counterparty if CFBank fails to maintain well-capitalized status under regulatory capital standards.  As of December 31, 2017, CFBank was well-capitalized under regulatory capital standards.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Summary information about the derivative instruments is as follows:

	2017	2016
Notional amount	$2,185	$2,280
Weighted average pay rate on interest-rate swaps	3.75%	3.74%
Weighted average receive rate on interest-rate swaps	1.52%	0.75%
Weighted average maturity (years)	2.1	3.1
Fair value of interest-rate swaps	$(56)	$(122)
Fair value of yield maintenance provisions	$56	$122

The fair value of the yield maintenance provisions and interest-rate swaps is recorded in other assets and other liabilities, respectively, in the consolidated balance sheet.  Changes in the fair value of the yield maintenance provisions and interest-rate swaps are reported currently in earnings, as other noninterest income in the consolidated statements of income.  There were no net gains or losses recognized in earnings related to yield maintenance provisions and interest-rate swaps in 2017 or 2016.

Mortgage banking derivatives:

Commitments to fund certain mortgage loans (interest rate locks) to be sold into the secondary market are considered derivatives. These mortgage banking derivatives are not designated in hedge relationships.  The Company had approximately $2,390 and $2,164 of interest rate lock commitments related to residential mortgage loans at December 31, 2017 and 2016, respectively.  The fair value of these mortgage banking derivatives was reflected by a derivative asset of $11 and $8  at December 31, 2017 and 2016, respectively, which was included in other assets in the consolidated balance sheet. Fair values were estimated based on anticipated gains on the sale of the underlying loans. Changes in the fair values of these mortgage banking derivatives are included in net gains on sales of loans. Net gains (losses) recognized in earnings related to these mortgage banking derivatives totaled $5 and 7 in 2017 and 2016, respectively.

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

The contractual amounts of financial instruments with off-balance-sheet risk at year end were as follows:

	2017		2016
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans	$15,856	$21,716	$21,335	$22,171
Unused lines of credit	$8,068	$38,760	$3,714	$29,621
Standby letters of credit	$1,115	$-	$991	$-

Commitments to make loans are generally made for periods of 60 days or less, except for construction loan commitments, which are typically for a period of one year, and loans under a specific drawdown schedule, which are based on the individual contracts.  The fixed-rate loan commitments had interest rates ranging from 2.00% to 5.88% and maturities ranging from 21 months to 30 years at December 31, 2017. The fixed-rate loan commitments had interest rates ranging from 1.75% to 6.50% and maturities ranging from 2 months to 30 years at December 31, 2016.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 22 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Central Federal Corporation follows:

	2017	2016
Assets
Cash and cash equivalents	$523	$2,197
Investment in banking subsidiary	43,633	41,448
Investment in and advances to other subsidiary	228	225
Other assets	1,232	901
Total assets	$45,616	$44,771

Liabilities and Equity
Subordinated debentures	$5,155	$5,155
Accrued expenses and other liabilities	200	324
Stockholders' equity	40,261	39,292
Total liabilities and stockholders' equity	$45,616	$44,771

	2017	2016

Interest income	$4	$2
Other income	48	131
Interest expense	212	185
Other expense	815	646
Loss before income tax and undistributed subsidiary income	(975)	(698)
Tax effect	330	236
Gain (loss) after income tax and undistributed subsidiary income	(645)	(462)
Equity in undistributed subsidiary income	1,991	2,089
Net income	$1,346	$1,627
Comprehensive income	$1,297	$1,638

	2017	2016
Cash flows from operating activities
Net Income	$1,346	$1,627
Adjustments:
Effect of subsidiaries' operations	(1,991)	(2,089)
Change in other assets and other liabilities	(268)	766
Net cash from (used by) operating activities	(913)	304
Cash flows from financing activities
Acquisition of treasury shares surrendered upon vesting of restricted stock for payment of taxes	(49)	-
Purchase of treasury shares	-	(30)
Exercise of warrants to common stock	38	-
Dividends paid on Series B preferred stock	(750)	(750)
Net cash from (used by) financing activities	(761)	(780)
Net change in cash and cash equivalents	(1,674)	(476)
Beginning cash and cash equivalents	2,197	2,673
Ending cash and cash equivalents	$523	$2,197

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

	December 31, 2017	December 31, 2016
Basic
Net income	$1,346	$1,627
Dividends on Series B preferred stock and accretion of discount	(666)	(857)
Net income allocated to common stockholders	$680	$770

Weighted average common shares outstanding including unvested share-based payment awards	17,928,141	16,020,847
Less: Unvested share-based payment awards	-	-
Average shares	17,928,141	16,020,847
Basic earnings per common share	$0.04	$0.05

Diluted
Net earnings allocated to common stockholders	$680	$770
Add back: Preferred Dividends on Series B stock and accretion of discount	-	-
Net earnings allocated to common stockholders	$680	$770

Weighted average common shares outstanding for basic earnings per common share	17,928,141	16,020,847
Add: Dilutive effects of assumed exercises of stock options	216,486	38,184
Add: Dilutive effects of assumed exercises of stock warrants	1,141,725	-
Average shares and dilutive potential common shares	19,286,352	16,059,031
Diluted earnings per common share	$0.04	$0.05

The following potential common shares were anti-dilutive and not considered in computing diluted earnings (loss) per common share.

	2017	2016
Stock options	5,399	282,971
Series B preferred stock	-	6,857,143
Stock warrants	-	1,152,125

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 25 - ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table summarizes the changes within each classification of accumulated other comprehensive income, net of tax, for the year ended December 31, 2017 and December 31, 2016 and summarizes the significant amounts reclassified out of each component of accumulated other comprehensive income:

Changes in Accumulated Other Comprehensive Income by Component
For the Year Ended December 31, 2017 and 2016 (1)

	Unrealized Gains and Losses on Available-for-Sale Securities

	2017	2016
Accumulated other comprehensive income (loss), beginning of period	$2	$(9)
Other comprehensive gain (loss) before reclassifications	(49)	11
Less amount reclassified from accumulated other comprehensive loss (2)	-	-
Net current-period other comprehensive income (loss)	(49)	11
Accumulated other comprehensive income (loss), end of period	$(47)	$2

(1)	All amounts are net of tax. Amounts in parentheses indicate a reduction of other comprehensive income.
(2)	There were no amounts reclassified out of other comprehensive income for year ended December 31, 2017 and December 31, 2016.

NOTE 26- SUBSEQUENT EVENT

In February 2018, the Holding Company entered into a credit facility with a third-party bank pursuant to which the Holding Company may borrow up to an aggregate principal amount of $6,000.  The purpose of the credit facility is to provide an additional source of liquidity for the Holding Company and to provide potential funds, as needed, for the Holding Company to downstream as additional capital to the Bank to support growth.  Loans under the credit facility will bear interest at a rate equal to the Prime Rate plus 0.75%.  The credit facility is secured by a pledge of the Holding Company’s stock of CFBank.  The credit facility will expire in February 2020 unless extended or replaced.

Central Federal Corporation and CFBank	Central Federal Corporation Officers
Board of Directors
Timothy T. O’Dell
Robert E. Hoeweler	President and Chief Executive Officer
Chief Executive Officer, Hoeweler Holdings
Chairman of the Board, Central Federal Corporation and CFBank	John W. Helmsdoerfer, CPA
Executive Vice President,
Thomas P. Ash	Chief Financial Officer and Treasurer
Director of Governmental Relations
Buckeye Association of School Administrators	Barbara Pyke
Corporate Secretary
Edward W. Cochran
Attorney
CFBank Executive Officers
James H. Frauenberg II
Principal Owner,	Timothy T. O’Dell
Addison Holdings LLC	President and Chief Executive Officer

Robert H. Milbourne	John W. Helmsdoerfer, CPA
RHM Advisors	Executive Vice President and
Chief Financial Officer
Timothy T. O’Dell
President and Chief Executive Officer,
CFBank

CFBank Office Locations
(Markets Served)

Worthington, Ohio (Greater Columbus)*	Glendale, Ohio (Cincinnati)*
7000 North High Street	38 Village Square
Worthington, Ohio 43085	Glendale, Ohio 45246
614-334-7979	513-772-0263

Woodmere, Ohio (Greater Cleveland)**	Wellsville, Ohio (Columbiana County)*
28879 Chagrin Blvd.	601 Main Street
Woodmere, Ohio 44122	Wellsville, Ohio 43968
216-468-3100	330-532-1517

Fairlawn, Ohio (Akron/Canton)*	Calcutta, Ohio (Columbiana County)*
3009 Smith Road, Suite 100	49028 Foulks Drive
Fairlawn, Ohio 44333	Calcutta, Ohio 43920
330-666-7979	330-385-4323

*  Full service branch

** Agency office

Corporate Data

Annual Report

A  COPY OF THE ANNUAL REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE WITHOUT CHARGE UPON WRITTEN REQUEST TO:

John W. Helmsdoerfer, CPA

Executive Vice President and Chief Financial Officer

Central Federal Corporation

7000 North High Street

Worthington, Ohio 43085

Phone: 614-318-4661

Fax: 614-334-7980

Email: Johnhelmsdoerfer@cfbankmail.com

Annual Meeting

The Annual Meeting of Shareholders of Central Federal Corporation will be held at 10 a.m., local time, on Wednesday, May 30, 2018, at the New Albany Country Club, 1 Club Lane, New Albany, Ohio 43054.

Shareholder Services

Computershare, Inc. serves as transfer agent for Central Federal Corporation shares. Communications regarding change of address, transfer of shares or lost certificates should be sent to:

Computershare, Inc.

250 Royall Street

Canton, MA 02021

Phone: 1-800-368-5948