Form 10-K, Exhibit 13
period 2018-12-31
CENTRAL FEDERAL CORP
filed 2019-03-15
CIK 1070680

Exhibit 13.1

Annual Report to Security Holders For the Fiscal Year ended December 31, 2018

Dear fellow Shareholders,

Our story for 2018, is one of continued quality growth and expansion.   Our growth has been profitable while maintaining strong credit quality.  During 2018:

➢	We expanded our presence in the Cincinnati market.
➢	We successfully recruited proven Business Banking talent, expanding our Teams in both the Cincinnati and Columbus Markets.
➢	We built a residential mortgage lending division with a national footprint.
➢	We achieved net loan recoveries for the 5th consecutive year.
➢	We completed a private placement of $10 million of Subordinated Debt during December, which further increased bank capital to facilitate continued growth.

Our growth has been achieved through organic growth, coupled with geographic expansion into attractive Commercial Banking markets.  Since the recapitalization in 2012, our footprint has been expanded into the Cleveland and Cincinnati markets. Our six-year CAGR for loan growth, is an impressive 23.8%, with 2018 growth topping 35% +. Through a highly effective team-oriented sales culture, and user-friendly approach to doing business, CFBank continues to grow and expand in Ohio, gaining new relationships with successful businesses and entrepreneurs.

Increased scale is resulting in improving earnings leverage. We successfully balanced investments in the residential mortgage lending business, our Cincinnati market presence, plus adding talented bankers, all while increasing earnings and EPS in 2018. These investments are now in place to support our continuing growth and expansion for 2019 and beyond.

The competitive landscape and outlook for our niche Commercial Bank continues to look very attractive. We have proven our ability to compete effectively with the larger regionals for quality business customers.

Our industry faces challenges with a flattened yield curve and increasing deposit costs. However, we believe that CFBank is well positioned in this interest rate environment by having approximately 45% of our Commercial Loans tied to floating interest rates as of December 31, 2018.  In addition, we continue to focus on growing our core deposits, and we expect to introduce online deposit gathering capabilities during the first half of 2019.

Our focus and efforts aimed at increasing Noninterest Income is producing results. Noninterest Income more than doubled during 2018. We expect Mortgage Lending and SBA Lending to contribute significantly to non-interest income in 2019.

We are excited and extremely bullish about our business prospects as we enter 2019. We feel in many ways, CFBank is just getting revved up!

As shareholders, we invite all of you to become CFBank customers. Please contact me directly (Tim O’Dell at 614-318-4660) to learn more about our full service Commercial and Consumer products and services.

Our slogan describes us very well, “We are all about relationships!”

On behalf of our CFBank colleagues and our Directors, we express our appreciation and sincere thanks to our Shareholders for your continued support.

/s/ Timothy T. O’Dell	/s/ Robert E. Hoeweler
Timothy T. O’Dell	Robert E. Hoeweler
President and Chief Executive Officer	Chairman of the Board

Note: 6 year CAGR represents compounded annual growth rate on net loans for the period of 2013 through 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

SELECTED FINANCIAL AND OTHER DATA

The information in the following tables should be read in conjunction with our Consolidated Financial Statements, the related Notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in this report.

	At December 31,
	2018	2017	2016	2015	2014
	(Dollars in thousands)
Selected Financial Condition Data:
Total assets	$665,025	$481,425	$436,112	$351,293	$315,588
Cash and cash equivalents	67,304	45,498	57,941	25,895	28,207
Securities available for sale	10,114	11,773	14,058	9,368	10,445
Loans held for sale	17,385	1,124	2,812	889	3,505
Loans and leases, net (1)	550,683	406,406	346,125	297,064	257,085
Allowance for loan and lease loss (ALLL)	7,012	6,970	6,925	6,620	6,316
Nonperforming assets	415	470	908	3,061	3,184
Foreclosed assets	38	-	204	1,636	1,636
Deposits	579,786	419,028	375,364	290,467	258,315
FHLB advances and other debt	19,500	13,500	13,500	14,500	14,500
Subordinated debentures	14,767	5,155	5,155	5,155	5,155
Total stockholders' equity	45,559	40,261	39,292	38,312	34,509

	For the year ended December 31,
	2018	2017	2016	2015	2014
	(Dollars in thousands)
Summary of Operations:
Total interest income	$24,886	$17,207	$14,409	$12,405	$10,611
Total interest expense	6,997	3,534	3,096	2,608	1,889
Net interest income	17,889	13,673	11,313	9,797	8,722
Provision for loan and lease losses	-	-	230	250	278
Net interest income after provision for loan and lease losses	17,889	13,673	11,083	9,547	8,444
Noninterest income:
Net loss on sale of securities	-	-	-	(12)	-
Other	2,716	743	1,177	1,360	1,492
Total noninterest income	2,716	743	1,177	1,348	1,492
Noninterest expense	15,275	10,955	9,823	9,611	9,457
Income before income taxes	5,330	3,461	2,437	1,284	479
Income tax expense (benefit)	1,057	2,115	810	(3,193)	-
Net income	$4,273	$1,346	$1,627	$4,477	$479
Dividends on Series B preferred stock, accretion of discount and value of warrants exercised	62	(666)	(857)	(857)	(421)
Net income available to common stockholders	$4,335	$680	$770	$3,620	$58

Management’s Discussion and Analysis of Financial Condition and Results of Operations

	At or for the year ended December 31,
	2018	2017	2016	2015	2014
	(Dollars in thousands)
Selected Financial Ratios and Other Data:
Performance Ratios (2)
Return on average assets	0.78%	0.31%	0.43%	1.36%	0.17%
Return on average equity	10.11%	3.36%	4.19%	12.84%	1.67%
Average yield on interest-earning assets (3)	4.75%	4.25%	4.09%	4.06%	4.03%
Average rate paid on interest-bearing liabilities	1.71%	1.14%	1.06%	1.00%	0.85%
Average interest rate spread (4)	3.04%	3.11%	3.03%	3.06%	3.18%
Net interest margin, fully taxable equivalent (5)	3.41%	3.38%	3.21%	3.21%	3.31%
Average interest-earning assets to interest bearing liabilities	128.04%	130.09%	121.04%	117.42%	119.19%
Efficiency ratio (6)	74.13%	75.99%	78.65%	86.14%	92.59%
Noninterest expenses to average assets	2.78%	2.54%	2.60%	2.92%	3.31%
Common stock dividend payout ratio	n/m	n/m	n/m	n/m	n/m

Capital Ratios: (2)
Equity to total assets at end of period	6.85%	8.36%	9.01%	10.91%	10.93%
Average equity to average assets	7.68%	9.28%	10.27%	10.60%	10.05%
Tangible capital ratio (7)	n/a	n/a	n/a	n/a	11.03%
Tier 1 (core) capital to adjusted total assets (Leverage ratio) (7)	10.13%	9.37%	9.66%	11.12%	11.03%
Total capital to risk weighted assets (7)	12.37%	11.91%	12.46%	13.67%	14.18%
Tier 1 (core) capital to risk weighted assets (7)	11.12%	10.65%	11.20%	12.40%	12.92%
Common equity tier 1 capital to risk weighted assets (7)	11.12%	10.65%	11.20%	12.40%	n/a

Asset Quality Ratios: (2)
Nonperforming loans to total loans (8)	0.07%	0.11%	0.20%	0.47%	0.59%
Nonperforming assets to total assets (9)	0.06%	0.10%	0.21%	0.87%	1.01%
Allowance for loan and lease losses to total loans	1.26%	1.69%	1.96%	2.18%	2.39%
Allowance for loan and lease losses to nonperforming loans (8)	1859.95%	1482.98%	983.66%	464.56%	408.01%
Net charge-offs (recoveries) to average loans	(0.01%)	(0.01%)	(0.02%)	(0.02%)	(0.13%)

Per Share Data: (10)
Basic earnings per common share	$1.02	$0.21	$0.28	$1.27	$0.00
Diluted earnings per common share	1.00	0.19	0.28	1.10	0.00
Dividends declared per common share	-	-	-	-	-
Tangible book value per common share at end of period	10.51	9.48	9.19	9.02	7.81

(1)	Loans and leases, net represents the recorded investment in loans net of the ALLL.
(2)	Asset quality ratios and capital ratios are end-of-period ratios. All other ratios are based on average monthly balances during the indicated periods.
(3)	Calculations of yield are presented on a taxable equivalent basis using the federal income tax rate.
(4)	The average interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(5)	The net interest margin represents net interest income as a percent of average interest-earning assets.
(6)

The efficiency ratio equals noninterest expense (excluding amortization of intangibles and foreclosed asset writedowns) divided by net interest income plus noninterest income (excluding gains or losses on securities transactions).

(7)	Regulatory capital ratios of CFBank.
(8)	Nonperforming loans consist of nonaccrual loans and other loans 90 days or more past due.
(9)	Nonperforming assets consist of nonperforming loans and foreclosed assets.
(10)	Adjusted to reflect the 1-for-5.5 reverse stock split effected on August 20, 2018.

n/m - not meaningful

Management’s Discussion and Analysis of Financial Condition and Results of Operations

FORWARD LOOKING STATEMENTS

Statements in this annual report that are not statements of historical fact are forward-looking statements which are made in good faith by us. Forward-looking statements include, but are not limited to: (1) projections of revenues, income or loss, earnings or loss per share of common stock, capital structure and other financial items; (2) plans and objectives of the management or Boards of Directors of Central Federal Corporation (the “Holding Company”) or CFBank, National Association (“CFBank”); (3) statements regarding future events, actions or economic performance; and (4) statements of assumptions underlying such statements.  Words such as "estimate," "strategy," "may," "believe," "anticipate," "expect," "predict," "will," "intend," "plan," "targeted," and the negative of these terms, or similar expressions, are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.  Various risks and uncertainties may cause actual results to differ materially from those indicated by our forward-looking statements, including, without limitation, those detailed from time to time in our reports filed with the Securities and Exchange Commission (the “SEC”), including those identified in “Item 1A. Risk Factors” of Part I of our Form 10-K filed with the SEC for the year ended December 31, 2018.

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

CFBank has a presence in four major metro Ohio markets – Columbus, Cleveland, Cincinnati and Akron, as well as its two locations in Columbiana County, Ohio.  CFBank provides personalized Business Banking products and services including commercial loans and leases, commercial and residential real estate loans and treasury management depository services.  As a full service commercial bank, our business, along with our products and services, is focused on serving the banking and financial needs of closely held businesses.  Our business model emphasizes personalized service, customer access to decision makers, quick execution, and the convenience of online internet banking, mobile banking, remote deposit and corporate treasury management.  In addition, CFBank provides residential lending and full service retail banking services and products.  Most of our deposits and loans come from our market area.  Because of CFBank’s concentration of business activities in Ohio, the Company’s financial condition and results of operations depend in large part upon economic conditions in Ohio.

Our principal market area for loans and deposits includes the following Ohio counties: Franklin County through our office in Worthington, Ohio and our loan production office (opened in February 2018) in Columbus, Ohio; Summit County through our office in Fairlawn, Ohio; Hamilton County through our office in Glendale, Ohio; Columbiana County through our offices in Calcutta and Wellsville, Ohio; and Cuyahoga County, through our agency office in Woodmere, Ohio.

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

Net income is also affected by, among other things, provisions for loan and lease losses, loan fee income, service charges, gains on loan sales, operating expenses, and taxes.  Operating expenses principally consist of employee compensation and benefits, occupancy, advertising and marketing, FDIC insurance premiums and other general and administrative expenses.  Our results of operations are significantly affected by general economic and competitive conditions, changes in market interest rates and real estate values, government policies and actions of regulatory authorities.  Our regulators have extensive discretion in their supervisory and enforcement activities, including the authority to impose restrictions on our operations, to classify our assets and to require us to increase the level of our allowance for loan and lease losses.  Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our business, financial condition, results of operations and/or cash flows.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s discussion and analysis represents a review of our consolidated financial condition and results of operations for the periods presented.  This review should be read in conjunction with our consolidated financial statements and related notes.

Financial Condition

General.    Assets totaled $665.0 million at December 31, 2018 and increased $183.6 million, or 38.1%, from $481.4 million at December 31, 2017.  The increase was primarily due to a $144.3 million increase in net loan balances, a $21.8 million increase in cash and cash equivalents, and a $16.3 million increase in loans held for sale.

Cash and cash equivalents.    Cash and cash equivalents totaled $67.3 million at December 31, 2018, and increased $21.8 million, or 47.9%, from $45.5 million at December 31, 2017.  The increase in cash and cash equivalents was primarily attributed to increased deposits.

Securities.  Securities available for sale totaled $10.1 million at December 31, 2018, and decreased $1.7 million, or 14.1%, compared to $11.8 million at December 31, 2017.  The decrease was primarily due to principal maturities.

Loans and Leases.    Net loans and leases totaled $550.7 million at December 31, 2018, and increased $144.3 million, or 35.5%, from $406.4 million at December 31, 2017.  The increase was primarily due to a $61.6 million increase in commercial real estate loan balances, a $24.9 million increase in commercial loan balances, a $22.8 million increase in single-family loan balances, and an  $18.9 million increase in construction loan balances.  The increases in the aforementioned loan balances were primarily due to increased sales activity and new relationships.  Single-family residential mortgage loan balances increased due to the purchase of residential mortgage loan-pools and organic growth in the residential mortgage portfolio due to sales activity.

CFBank has participated in a Mortgage Purchase Program with Northpointe Bank (Northpointe), a Michigan banking corporation, since December 2012.  Pursuant to the terms of a participation agreement, CFBank purchases participation interests in loans made by Northpointe related to fully underwritten and pre-sold mortgage loans originated by various prescreened mortgage brokers located throughout the U.S.  The underlying loans are individually (MERS) registered loans which are held until funded by the end investor.  The mortgage loan investors include Fannie Mae and Freddie Mac, and other major financial institutions.  This process on average takes approximately 14 days.  Given the short-term holding period of the underlying loans, common credit risks (such as past due, impairment and TDR, nonperforming, and nonaccrual classification) are substantially reduced.  Therefore, no allowance is allocated by CFBank to these loans.  These loans are 100% risk rated for CFBank capital adequacy purposes.  Under the participation agreement, CFBank agrees to purchase a 95% ownership/participation interest in each of the aforementioned loans, and Northpointe maintains a 5% ownership interest in each loan it participates.  During the twelve months ended December 31, 2018 and December 31, 2017, loan origination activity totaled $615.1 and $677.5 million, respectively, and payoffs for the same period totaled $616.0 and $686.7 million, respectively.  At December 31, 2018 and December 31, 2017, CFBank held $36.8 million and $37.7 million, respectively, of such loans which are included in single-family residential loan totals.

Allowance for loan and  lease losses (ALLL).  The allowance for loan and lease losses totaled $7.0 million at December 31, 2018, and increased $42,000, or 0.6%, from $7.0 million at December 31, 2017.  The increase in the ALLL is due to net recoveries during the year ended December 31, 2018.  The ratio of the ALLL to total loans was 1.26% at December 31, 2018, compared to 1.69% at December 31, 2017.  In addition, the ratio of the ALLL to nonperforming loans was 1859.9% at December 31, 2018, compared to 1483.0% at December 31, 2017.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

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

Individually impaired loans totaled $3.2 million at December 31, 2018, and decreased $415,000, or 11.6%, from $3.6 million at December 31, 2017.  The decrease was primarily due to two loans that paid off and other loan repayments.  The amount of the ALLL specifically allocated to individually impaired loans totaled $22,000 at December 31, 2018 and $26,000 at December 31, 2017.  The decrease in the ALLL specifically allocated to impaired loans was primarily due to management’s updated analysis and loan payoffs.

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

Nonperforming loans, which are nonaccrual loans and loans 90 days past due but still accruing interest, decreased $93,000, or 19.8%, and totaled $377,000 at December 31, 2018, compared to $470,000 at December 31, 2017.  The ratio of nonperforming loans to total loans was 0.07% at December 31, 2018, compared to 0.11% at December 31, 2017.

The following table presents information regarding the number and balance of nonperforming loans at December 31, 2018 and December 31, 2017.

	December 31, 2018		December 31, 2017
	# of loans	Balance	# of loans	Balance
	(dollars in thousands)
Commercial	1	$100	1	$115
Single-family residential real estate	4	167	6	253
Home equity lines of credit	2	89	2	102
Other Consumer	1	21	-	-
Total	8	$377	9	$470

Nonaccrual loans include some nonperforming loans that were previously modified and identified as TDRs.  TDRs included in nonaccrual loans totaled $100,000 at December 31, 2018 and $115,000 at December 31, 2017.  The decrease in TDRs included in nonaccrual loans was primarily due to loan repayments.

Nonaccrual loans at December 31, 2018 and December 31, 2017 do not include $3.1 million and $3.3 million, respectively, of TDRs where customers have established a sustained period of repayment performance, generally six months, loans are current according to their modified terms and repayment of the remaining contractual payments is expected.  These loans are included in total impaired loans.  See Notes 1 and 4 to our consolidated financial statements included in this annual report for additional information regarding impaired loans and nonperforming loans.

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

The level of total criticized and classified loans increased by $2.2 million during the twelve months ended December 31, 2018 due to downgrades of loans during the year.  Loans designated as special mention increased $975,000, or 16.1%, and totaled $7.0 million at December 31, 2018, compared to $6.0 million at December 31, 2017.  Loans classified as substandard increased $1.3 million, or 62.0%, and totaled $3.3 million at December 31, 2018, compared to $2.0 million at December 31, 2017.  No loans were classified as doubtful at December 31, 2018 and December 31, 2017.  See Note 4 to our consolidated financial statements included in this annual report for additional information regarding risk classification of loans.

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

Total past due loans decreased $719,000, or 38.5%, and totaled $1.1 million at December 31, 2018, compared to $1.9 million at December 31, 2017.  Past due loans totaled 0.2% of the loan portfolio at December 31, 2018, compared to 0.5% at December 31, 2017.  See Note 4 to our consolidated financial statements included in this annual report for additional information regarding loan delinquencies.

All lending activity involves risk of loss.  Certain types of loans, such as option adjustable-rate mortgage (ARM) products, junior lien mortgages, high loan-to-value ratio mortgages, interest only loans, subprime loans and loans with initial teaser rates, can have a greater risk of non-collection than other loans.  CFBank has not engaged in subprime lending or used option ARM products.

Unsecured commercial loans may present a higher risk of non-collection than secured commercial loans.  Unsecured commercial loans totaled $6.5 million, or 5.1% of the commercial loan portfolio, at December 31, 2018 and $8.6 million, or 8.5% of the commercial loan portfolio, at December 31, 2017.   The unsecured loans are primarily lines of credit to small businesses in CFBank’s market area and are guaranteed by the small business owners.  At December 31, 2018 and December 31, 2017, none of the unsecured loans were 30 days or more delinquent.

Loans that contain interest only payments may present a higher risk than those loans with an amortizing payment that includes periodic principal reductions. Interest only loans are primarily commercial lines of credit secured by business assets and inventory, and consumer home equity lines of credit secured by the borrower’s primary residence. Due to the fluctuations in business assets and inventory of our commercial borrowers, CFBank has increased risk due to a potential decline in collateral values without a corresponding decrease in the outstanding principal. Interest only commercial lines of credit totaled $73.5 million, or 57.9% of the commercial loan portfolio, at December 31, 2018 compared to $31.6 million, or 30.9%, at December 31, 2017.  Interest only home equity lines of credit totaled $22.6 million, or 94.4% of total home equity lines of credit, at December 31, 2018 compared to $22.5 million, or 90.0%, at December 31, 2017.

We believe the ALLL is adequate to absorb probable incurred credit losses in the loan portfolio as of December 31, 2018; however, future additions to the allowance may be necessary based on factors including, but not limited to, deterioration in client business performance, recessionary economic conditions, declines in borrowers’ cash flows and market conditions which result in lower real estate values.  Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the ALLL.  Such agencies may require additional provisions for loan and lease losses based on judgments and estimates that differ from those used by management, or on information available at the time of their review.  Management continues to diligently monitor credit quality in the existing portfolio and analyze potential loan opportunities carefully in order to manage credit risk.  An increase in loan

Management’s Discussion and Analysis of Financial Condition and Results of Operations

losses could occur if economic conditions and factors which affect credit quality, real estate values and general business conditions worsen or do not improve.

Foreclosed assets.  Foreclosed assets totaled $38 at December 31, 2018 compared to $0 at December 31, 2017.  Foreclosed assets at December 31, 2018 consisted of one single-family residential property that was transferred into REO at fair value during the fourth quarter of 2018.   The level of foreclosed assets and charges to foreclosed assets expense may increase in the future in connection with workout efforts related to foreclosed assets, nonperforming loans and other loans with credit issues.

Premises and equipment.  Premises and equipment, net, totaled $3.9 million at December 31, 2018, and increased $331,000, or 9.4%, from $3.5 million at December 31, 2017.  See Note 8 – Premises and Equipment to our consolidated financial statements included in this annual report for additional information.

Deposits.  Deposits totaled $579.8 million at December 31, 2018, an increase of $160.8 million, or 38.4%, from $419.0 million at December 31, 2017.  The increase is primarily attributed to a $91.4 million increase in certificate of deposit account balances and a $56.0 million increase in checking account balances.  The increase in certificate of deposit account balances was primarily attributed to a combination of management’s use of CDARs (1-way) deposits in anticipation of quarter end fluctuations associated with our mortgage business and the timing of loan fundings, an increase in core certificate of deposits due to on-going sales and marketing activities, and to a lesser extent, the use of brokered CDs for longer term duration in its certificate of deposit portfolio.  The increase in checking accounts is due to an increase in customer relationships and balances from on-going sales activities.

Noninterest bearing checking account balances totaled $111.4 million at December 31, 2018 and increased $21.8 million, or 24.4%, compared to $89.6 million at December 31, 2017.  The majority of this increase is attributable to our focused sales efforts to grow core deposits and to expand our relationship opportunities with our customers.

CFBank is a participant in the Certificate of Deposit Account Registry Service® (CDARS) and Insured Cash Sweep (ICS) programs offered through Promontory Interfinancial Network.  Promontory works with a network of banks to offer products that can provide up to approximately $50 million of FDIC insurance coverage through these innovative products.  Brokered deposits, including CDARS deposits that qualify as brokered, totaled $101.2 million at December 31, 2018, and increased $54.3 million, or 115.6%, from $46.9 million at December 31, 2017.  Customer balances in the CDARS reciprocal and ICS program, which no longer qualify as brokered, totaled $48.1 million at December 31, 2018 and increased $34.5 million, or 254.2%, from $13.6 million at December 31, 2017.

FHLB advances and other debt.  FHLB advances and other debt totaled $19.5 million at December 31, 2018 and increased $6.0 million, or 44.4%, compared to $13.5 million at December 31, 2017.    In February 2018, the Holding Company entered into a credit facility with a third-party bank pursuant to which the Holding Company could borrow up to an aggregate principal amount of $6.0 million, which was subsequently increased to $8.0 million in July 2018 and to $10 million in December 2018.  In December 2018, the credit facility was also modified to a revolving line-of-credit.  The purpose of the credit facility is to provide an additional source of liquidity for the Holding Company and to provide funds for the Holding Company to downstream as additional capital to CFBank to support growth.  Loans under the credit facility bear interest at a rate equal to the Prime Rate plus 0.75%.  As of December 31, 2018, the Holding Company had an outstanding balance of $6.0 million on the credit facility.    See the section titled “Liquidity and Capital Resources”  for additional information regarding FHLB advances and other debt.

Subordinated debentures.    Subordinated debentures totaled $14.8 million at December 31, 2018, an increase of $9.6 million, or 186.5%, from $5.2 million at December 31, 2017.  The increase was attributed to the issuance of $10 million of fixed-to-floating rate subordinated debt in December 2018, net of unamortized debt issuance costs of approximately $388,000.  The subordinated debentures related to the trust preferred securities were issued in 2003 in exchange for the proceeds of a $5.0 million trust preferred securities offering issued by a trust formed by the Holding Company.  The terms of the subordinated debentures allow for the Holding Company to defer interest payments for a period not to exceed five years.  Interest payment were current at December 31, 2018 and December 31, 2017.  See Note 11-Subordinated Debentures to our consolidated financial statements included in this annual report for additional information.

Stockholders’ equity.    Stockholders’ equity totaled $45.6 million at December 31, 2018, an increase of $5.3 million, or 13.2%, from $40.3 million at December 31, 2017.  The increase in total stockholders’ equity was primarily attributed to net income.

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

The conversion of the Series B Preferred Stock resulted in the elimination of the non-cumulative preferred dividend payments on the Series B Preferred Stock beginning with the 4th quarter of 2017.  Prior to the conversion, the Company was obligated to pay preferred dividends in the aggregate amount of approximately $187,500 quarterly, or approximately $750,000 annually.

Comparison of Results of Operations for 2018 and 2017

General.    The Company’s income before income tax expense for the year ended December 31, 2018 totaled $5.3 million and increased $1.8 million, or 54.0%, compared to $3.5 million for the year ended December 31, 2017. The increase in income before income tax expense was due to a $4.2 million increase in net interest income and a $2.0 million increase in noninterest income, partially offset by a $4.3 million increase in noninterest expense.

Net income for the year ended December 31, 2018 totaled $4.3 million and increased $3.0 million, or 217.5%, compared to net income of $1.3 million for the year ended December 31, 2017.  The increase in net income was due to a $4.2 million increase in net interest income, a $2.0 million increase in noninterest income, and a decrease in income tax expenses of $1.1 million, partially offset by a  $4.3 million increase in noninterest expense.  The decrease in income tax expense was due to the reduction in the federal corporate tax rate, effective January 1, 2018, as a result of the Tax Cuts and Jobs Act.  In addition, in the fourth quarter of 2017 the Company revaluated its existing deferred tax asset (DTA) to reflect the impact of the new tax rates, which resulted in the Company recording an additional tax expense in the amount of $979,000, during the quarter ended December 31, 2017.

Net income attributable to common stockholders for the year ended December 31, 2018, totaled $4.3 million, or $1.00 per diluted common share, and increased $3.7 million, compared to net income attributable to common stockholders of $680,000, or $0.19 per diluted common share, for the year ended December 31, 2017.  For the year ended December 31, 2018, the accretion of discount from the Company’s Series B Preferred Stock and the value of warrants exercised increased net income attributable to common stockholders by $62,000.  For the year ended December 31, 2017, preferred dividends and accretion of discount related to the Company’s Series B Preferred Stock reduced net income attributable to common stockholders by $666,000.  The change in the preferred dividends,  accretion of discount and value of warrants exercised related to the Series B Preferred Stock was primarily due to the conversion of all of the Company’s outstanding Series B Preferred Stock into shares of Common Stock of the Company effective October 6, 2017.

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

Net interest income totaled $17.9 million for the year ended December 31, 2018 and increased $4.2 million, or 30.8%, compared to $13.7 million for the year ended December 31, 2017.  The increase in net interest income was primarily due to a $7.7 million, or 44.6%, increase in interest income, partially offset by a $3.5 million, or 98.0%, increase in interest expense.  The increase in interest income was primarily attributed to a $119.4 million, or 29.5%, increase in average interest-earning assets outstanding, resulting primarily from an increase in net loans and a 50bp increase in average yield on interest-earning assets.  The increase in interest expense was primarily attributed to a $98.2 million, or 31.6%, increase in average interest-bearing liabilities and a 57bps increase in the average cost of funds on interest-bearing liabilities.  As a result, the net interest margin of 3.41% for the year ended December 31, 2018 increased 3bps compared to the net interest margin of 3.38% for the year ended December 31, 2017.

Interest income totaled $24.9 million and increased $7.7 million, or 44.6%, for the twelve months ended December 31, 2018, compared to $17.2 million for the twelve months ended December 31, 2017. The increase in interest income was primarily due to a $123.3 million, or 34.4%, increase in average loans and loans held for sale balances from $358.4 million for the year ended December 31, 2017, to $481.7 million for the year ended December 31, 2018.

Interest expense totaled $7.0 million and increased $3.5 million, or 98.0%, for the year ended December 31, 2018, compared to $3.5 million for the year ended December 31, 2017.  The increase in interest expense resulted primarily from increased deposit costs due to a $91.7 million, or 31.4%, increase in average interest-bearing deposit balances. The overall cost of funds on total interest-bearing deposits increased 54bps to 159bps at December 31, 2018 compared to 105bps at December 31, 2017.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Provision for loan and lease losses.    There was no provision for loan and lease losses for either the year ended December 31, 2018 or the year ended December 31, 2017, which is due to strong credit quality, favorable trends in certain qualitative factors and net recoveries.  Net recoveries for the year ended December 31, 2018 totaled $42,000, compared to net recoveries of $45,000 for the year ended December 31, 2017.

The following table presents information regarding net charge-offs for 2018 and 2017.

	2018	2017
(Dollars in thousands)	Charge-offs (recoveries)
Commercial	$(2)	$(2)
Single-family residential real estate	(18)	(20)
Home equity lines of credit	(22)	(23)
Total	$(42)	$(45)

See the section titled “Financial Condition – Allowance for loan and lease losses” for additional information.

Noninterest income.    Noninterest income for the year ended December 31, 2018 totaled $2.7 million and increased $2.0 million, or 265.6%, compared to $743,000 for the year ended December 31, 2017.  The increase was primarily due to a $1.9 million increase in net gain on sale of loans and an $82,000 increase in service charges on deposit accounts.  The increase in net gain on sale of loans was a result of increased sales volume due to the expansion of the mortgage business.  The increase in service charges on deposit accounts was related to increased account relationships and pricing.

Noninterest expense.  Noninterest expense for the year ended December 31, 2018 totaled $15.3 million and increased $4.3 million, or 39.4%, compared to $11.0 million for the year ended December 31, 2017.  The increase in noninterest expense during the year ended December 31, 2018 was primarily due to a $2.1 million increase in salaries and employee benefits expense, a $1.2 million increase in advertising and marketing expense, a $287,000 increase in professional fees and a $203,000 increase in FDIC premium expense.  The increase in salaries and employee benefits expense was primarily due to the hiring of mortgage personnel in connection with the expansion of our mortgage business, consistent with our focus on driving noninterest income. The increase in salaries and employee benefits expense also resulted from the increase in personnel associated with the opening of our Glendale branch in the Cincinnati market, the addition of experienced treasury management personnel and an increase in credit and finance personnel to support our growth, infrastructure and risk management practices.  The increase in advertising and marketing expense is primarily due to increased expenditures related to the expansion of our mortgage business, coupled with increased advertising focused on increasing core deposits.  Professional fees increased primarily due to the reverse stock split that occurred during the third quarter and professional fees associated with the expansion of our mortgage business.  The FDIC premium expense increased as a result of an increase in the assessment rate and volume.

Income taxes.  Income tax expense was $1.1 million for the year ended December 31, 2018, a decrease of $1.0 million compared to $2.1 million for the year ended December 31, 2017.  The decrease was primarily due to the Company recording an additional tax expense of $979,000 during the fourth quarter of 2017 due to a revaluation of the Company’s deferred tax asset and the reduction of the federal corporate tax rate to 21%, effective January 1, 2018, pursuant to the Tax Cuts and Jobs Act, which was partially offset by an increase in earnings.  As a result, the effective tax rate for the year ended December 31, 2018 decreased to approximately 19.8%, as compared to approximately 61.1% for the year ended December 31, 2017.

Our deferred tax assets are composed of U.S. net operating losses (“NOLs”), and other temporary book to tax differences.  When determining the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded as a benefit, the Company conducts a regular assessment of all available information. This information includes, but is not limited to, taxable income in prior periods, projected future income and projected future reversals of deferred tax items.  Based on these criteria, the Company determined as of December 31, 2018 that no valuation allowance was required against the net deferred tax asset.  However, as discussed above, the Company performed a revaluation of its deferred tax asset during the fourth quarter of 2017 to reflect the impact of the new tax rates under the Tax Cuts and Jobs Act, which resulted in a decrease in the deferred tax asset and the recording of an additional tax expense by the Company in the fourth quarter of 2017 in the amount of $979,000.

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

Net income attributable to common stockholders for the year ended December 31, 2017, totaled $680,000, or $0.19 per diluted common share (on a post-reverse split basis), and decreased $90,000, compared to net income attributable to common stockholders of $770,000, or $0.28 per diluted common share (on a post-reverse split basis), for the year ended December 31, 2016.  For the year ended December 31, 2017, preferred dividends on the Company’s Series B Preferred Stock and accretion of discount reduced net income attributable to common stockholders by $666,000 compared to $857,000 for the year ended December 31, 2016.  The decrease in the preferred dividends on the Series B preferred stock and accretion of discount is due to the Company’s conversion of its Preferred Stock into shares of Common Stock of the Company, effective October 6, 2017, resulting in the elimination of the preferred stock dividend payments beginning with the fourth quarter of 2017 of approximately $187,500 quarterly.  Excluding the impact of the additional income tax expense recorded in the fourth quarter related to the enactment of the Tax Cuts and Jobs Act, as discussed below, net income attributable to common stockholders for the year ended December 31, 2017 would have been $1.7 million, or $0.50 per share (on a post-reverse split basis).

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

	Twelve Months Ended December 31,
Dollars in thousands, except per share data	2017	2016	Var $	Var %
As Reported (GAAP):
Income before income tax expense	$3,461	$2,437	1,024	42%
Income tax expense	2,115	810	1,305	161%
Net income (loss)	$1,346	$1,627	(281)	-17%
Dividends on Series B preferred stock and accretion of discount	(666)	(857)	191	-22%
Earnings (loss) attributable to common stockholders	$680	$770	(90)	-12%

Diluted earnings (loss) per common share (2)	$0.19	$0.28	(0.09)

Excluding impact of new tax legislation (non-GAAP):
Income before income tax expense	$3,461	$2,437	1,024	42%
Income tax expense (1)	1,136	810	326	40%
Net income (loss)	$2,325	$1,627	698	43%
Dividends on Series B preferred stock and accretion of discount	(666)	(857)	191	-22%
Earnings (loss) attributable to common stockholders	$1,659	$770	889	115%

Diluted earnings (loss) per common share (2)	$0.50	$0.28	0.22

(1) Impact of new tax legislation:	Full Year 2017
Income tax expense as reported	$2,115
Impact of new tax legislation due to revaluation of DTA	979
Income tax expense, excluding impact of new tax legislation	$1,136

Note: Certain tax legislation amounts are considered reasonable estimates as of December 31, 2017.
(2)	Adjusted for 1-for-5.5 reverse stock split on August 20, 2018. 10

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

	For the Years Ended December 31,
	2018			2017			2016
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate
	(Dollars in thousands)
Interest-earning assets:
Securities (1) (2)	$11,413	$185	1.60%	$13,192	$183	1.39%	$9,806	$125	1.28%
Loans and loans held for sale (3)	481,723	23,855	4.95%	358,423	16,487	4.60%	313,472	14,050	4.48%
Other earning assets	27,811	650	2.34%	30,351	383	1.26%	26,839	156	0.58%
FHLB and FRB stock	3,308	196	5.93%	2,890	154	5.33%	1,942	78	4.02%
Total interest-earning assets	524,255	24,886	4.75%	404,856	17,207	4.25%	352,059	14,409	4.09%
Noninterest-earning assets	25,822			26,413			25,761
Total assets	$550,077			$431,269			$377,820

Interest-bearing liabilities:
Deposits	$383,951	6,102	1.59%	$292,242	3,059	1.05%	$270,239	2,657	0.98%
FHLB advances and other borrowings	25,501	895	3.51%	18,979	475	2.50%	20,621	439	2.13%
Total interest-bearing liabilities	409,452	6,997	1.71%	311,221	3,534	1.14%	290,860	3,096	1.06%
Noninterest-bearing liabilities	98,378			80,019			48,158
Total liabilities	507,830			391,240			339,018

Equity	42,247			40,029			38,802
Total liabilities and equity	$550,077			$431,269			$377,820

Net interest-earning assets	$114,803			$93,635			$61,199
Net interest income/interest rate spread		$17,889	3.04%		$13,673	3.11%		$11,313	3.03%
Net interest margin			3.41%			3.38%			3.21%

Average interest-earning assets to average interest-bearing liabilities	128.04%			130.09%			121.04%

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

	Year Ended			Year Ended
	December 31, 2018			December 31, 2017
	Compared to Year Ended			Compared to Year Ended
	December 31, 2017			December 31, 2016
	Increase (decrease) due to			Increase (decrease) due to
	Rate	Volume	Net	Rate	Volume	Net
	(Dollars in thousands)
Interest-earning assets:
Securities (1)	$27	$(25)	$2	$11	$47	$58
Loans and loans held for sale	1,341	6,027	7,368	377	2,060	2,437
Other earning assets	301	(34)	267	205	22	227
FHLB and FRB stock	18	24	42	30	46	76
Total interest-earning assets	1,687	5,992	7,679	623	2,175	2,798

Interest-bearing liabilities:
Deposits	1,896	1,147	3,043	178	224	402
FHLB advances and other borrowings	227	193	420	73	(37)	36
Total interest-bearing liabilities	2,123	1,340	3,463	251	187	438

Net change in net interest income	$(436)	$4,652	$4,216	$372	$1,988	$2,360

(1)	Securities amounts are presented on a fully taxable equivalent basis.

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

Management actively monitors and manages interest rate risk.  The primary objective in managing interest rate risk is to limit, within established guidelines, the adverse impact of changes in interest rates on our net interest income and capital. We measure the effect of interest rate changes on CFBank’s economic value of equity (EVE), which is the difference between the estimated market value of its assets and liabilities under different interest rate scenarios.  The change in the EVE ratio is a long-term measure of what might happen to the market value of financial assets and liabilities over time if interest rates changed instantaneously and CFBank did not change existing strategies.  At December 31, 2018, CFBank’s EVE ratios, using interest rate shocks ranging from a 400 bps rise in rates to a 200 bps decline in rates, are shown in the following table.  All values are within the acceptable range established by CFBank’s Board of Directors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Economic Value of Equity
as a Percent of Assets
(CFBank only)
Basis Point	Economic
Change in Rates	Value Ratio
+400	7.6%
+300	8.4%
+200	9.2%
+100	9.9%
0	10.5%
(100)	10.6%
(200)	10.6%

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

We originate commercial, commercial real estate,  multi-family residential and single family residential real estate mortgage loans for our portfolio, which, in many cases, have adjustable interest rates.  Many of these loans have interest-rate floors, which protect income to CFBank should rates fall.  While adjustable-rate loans better offset the adverse effects of an increase in interest rates as compared to fixed-rate loans, the increased payments required of adjustable-rate loan borrowers upon an interest rate adjustment in a rising interest rate environment could cause an increase in delinquencies and defaults.  The marketability of the underlying property also may be adversely affected in a rising interest rate environment.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

objective of our asset/liability management program.  In addition to liquid assets, we have other sources of liquidity available including, but not limited to, access to advances from the FHLB and borrowings from the FRB and our commercial bank line of credit.

The following table summarizes CFBank’s cash available from liquid assets and borrowing capacity at December 31, 2018 and 2017.

	December 31, 2018	December 31, 2017
	(Dollars in thousands)
Cash, unpledged securities and deposits in other financial institutions	$67,952	$46,767
Additional borrowing capacity at the FHLB	54,769	51,503
Additional borrowing capacity at the FRB	58,502	40,448
Unused commercial bank line of credit	8,000	8,000
Total	$189,223	$146,718

Cash, unpledged securities and deposits in other financial institutions increased $21.2 million, or 45.3%, to $68.0 million at December 31, 2018 compared to $46.8 million at December 31, 2017.  The increase is primarily due to increased deposits.

CFBank’s additional borrowing capacity with the FHLB increased $3.3 million, or 6.3%, to $54.8 million at December 31, 2018 compared to $51.5 million at December 31, 2017.  The increase in additional borrowing capacity is a result of additional collateral pledged due to the increase in loans.

CFBank’s additional borrowing capacity at the FRB increased $18.1 million, or 44.6%, to $58.5 million at December 31, 2018 from $40.4 million at December 31, 2017.  CFBank is eligible to participate in the FRB’s primary credit program, providing CFBank access to short-term funds at any time, for any reason, based on the collateral pledged.

CFBank’s borrowing capacity with both the FHLB and FRB may be negatively impacted by changes including, but not limited to, further tightening of credit policies by the FHLB or FRB, deterioration in the credit performance of CFBank’s loan portfolio or CFBank’s financial performance, or a decrease in the balance of pledged collateral.

CFBank had $8.0 million of availability in an unused line of credit with a commercial bank at December 31, 2018 and December 31, 2017.

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

Management believes that the Holding Company had adequate funds at December 31, 2018 to meet its current and anticipated operating needs at this time.  The Holding Company’s current cash requirements include operating expenses and interest on subordinated debentures.  The Company may elect to pay dividends on its common stock, if and when declared by the Board of Directors.

Currently, annual debt service on the subordinated debentures, underlying the Company’s trust preferred securities, is approximately $291,000.  The subordinated debentures have a variable rate of interest, reset quarterly, equal to the three-month LIBOR plus 2.85%.  The total rate in effect was 5.65% at December 31, 2018.  An increase in the three-month LIBOR would increase the debt service requirement of the subordinated debentures.

Currently, the annual debt service on the $10 million of fixed-to-floating rate subordinated notes is $700,000.  The subordinated notes have a fixed rate of 7.00% until December 2023 at which time the interest rate will reset quarterly to a rate equal to the then current three-month LIBOR plus 4.14%.

In February 2018, the Holding Company entered into a credit facility with a third-party bank pursuant to which the Holding Company could borrow up to an aggregate principal amount of $6 million.  In July 2018, the Holding Company increased the credit facility to an aggregate of $8 million.  In December 2018, the Holding Company increased the line by an additional $2 million bringing the total borrowing limit to $10 million and the credit facility was also modified to a revolving line-of-credit.  The purpose of the credit facility

Management’s Discussion and Analysis of Financial Condition and Results of Operations

is to provide an additional source of liquidity for the Holding Company and to provide funds for the Holding Company to downstream as additional capital to CFBank to support growth.  During 2018, a total of $6.5 million was downstreamed as capital contributions to CFBank.  Loans under the credit facility bear interest at a rate equal to the Prime Rate plus 0.75%.  The credit facility is secured by a pledge of the Holding Company’s stock of CFBank.  The credit facility will expire in February 2020 unless extended or replaced.  As of December 31, 2018, the Company had an outstanding balance of $6 million on the credit facility.

The ability of the Holding Company to pay dividends on its common stock is dependent upon the amount of cash and liquidity available at the Holding Company level, as well as the receipt of dividends and other distributions from CFBank to the extent necessary to fund such dividends.  As of December 31, 2018, the Holding Company a total of $2.7 million of cash at the Holding Company level, which included approximately $1.1 million of retained proceeds from the Holding Company’s issuance of $10 million of fixed-to-floating rate subordinated debt in December 2018, as well as an additional $4 million of availability under the Holding Company’s revolving line-of-credit.

The Holding Company is a legal entity that is separate and distinct from CFBank, which has no obligation to make any dividends or other funds available for the payment of dividends by the Holding Company.  Banking regulations limit the amount of dividends that can be paid to the Holding Company by CFBank without prior regulatory approval. Generally, financial institutions may pay dividends without prior approval as long as the dividend does not exceed the total of the current calendar year-to-date earnings plus any earnings from the previous two years not already paid out in dividends, and as long as the financial institution remains well capitalized after the dividend payment.  In addition, so long as CFBank has a negative accumulated deficit, any dividends or distributions by CFBank to the Holding Company will require prior non-objection of the OCC.  As of December 31, 2018, CFBank had an accumulated deficit of approximately $7.2 million, which reflected a reduction of $5.4 million since December 31, 2017 as a result of the retention of earnings.

The Holding Company also is subject to various legal and regulatory policies and requirements impacting the Holding Company’s ability to pay dividends on its stock.  In addition, the Holding Company’s ability to pay dividends on its stock is conditioned upon the payment, on a current basis, of quarterly interest payments on the subordinated debentures underlying the Company’s trust preferred securities.  Finally, under the terms of the Company’s fixed-to-floating rate subordinated debt, the Holding Company’s ability to pay dividends on its stock is conditioned upon the Holding Company continuing to make required principal and interest payments, and not incurring an event of default, with respect to the subordinated debt.    Federal income tax laws provided deductions, totaling $2.3 million, for thrift bad debt reserves established before 1988. Accounting standards do not require a deferred tax liability to be recorded on this amount, which otherwise would have totaled  $473,000 at year-end 2018.   However, if CFBank were wholly or partially liquidated or otherwise ceases to be a bank, or if tax laws were to change, this amount would have to be recaptured and a tax liability recorded. Additionally, any distributions in excess of CFBank’s current or accumulated earnings and profits would reduce amounts allocated to its bad debt reserve and create a tax liability for CFBank.

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

Market Prices and Dividends Declared

The common stock of Central Federal Corporation trades on the Nasdaq® Capital Market under the symbol “CFBK.”  As of December 31, 2018, there were 4,335,062 shares of common stock outstanding and held by approximately 476 shareholders of record.

On August 20, 2018, the Company effected a 1-for-5.5 reverse stock split, whereby each 5.5 shares of the Company’s common stock were reclassified into one share of common stock.

The following table shows the quarterly reported high and low close prices of our common stock during 2018 and 2017.  There were no dividends declared or paid on our common stock during 2018 or 2017.  The amounts in the table have been restated for the 1-for-5.5 reverse stock split on August 20, 2018.

2018	High	Low
First Quarter	$14.79	$12.54
Second Quarter	$13.64	$12.70
Third Quarter	$16.73	$13.14
Fourth Quarter	$14.86	$10.68

2017	High	Low
First Quarter	$17.05	$8.96
Second Quarter	$13.14	$10.72
Third Quarter	$14.68	$11.11
Fourth Quarter	$15.12	$13.03

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Holding Company is subject to various legal and regulatory policies and guidelines impacting the Holding Company’s ability to pay dividends on its stock.  In addition, banking regulations limit the amount of dividends that can be paid to the Holding Company by CFBank without prior regulatory approval and, thus, can limit the availability of funds available to the Holding Company for the payment of dividends on its stock.  The Holding Company’s ability to pay dividends on its common stock is also conditioned upon the Holding Company continuing to make certain payments on, and no event of default occurring under, the Company’s fixed-to-floating rate subordinated debt and the subordinated debentures underlying the Holding Company’s trust preferred securities.  Additional information is contained in the sections above titled “Financial Condition - Stockholders’ equity” and “Liquidity and Capital Resources” and in Notes 16 and 18 to our consolidated financial statements.

CENTRAL FEDERAL CORPORATION
Worthington, Ohio
ANNUAL REPORT
December 31, 2018 and 2017

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018.  In making this assessment, management used the criteria for effective internal control over financial reporting as described in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2018.

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

March 15, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors and Audit Committee

Central Federal Corporation

Worthington, Ohio

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Central Federal Corporation (the "Company") as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in stockholders' equity and changes in cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively referred to as the "financial statements").  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

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

Indianapolis, Indiana

March 15, 2019

CENTRAL FEDERAL CORPORATION

CONSOLIDATED BALANCE SHEETS

December 31, 2018 and 2017

(Dollars in thousands, except per share data)

	December 31,	December 31,
	2018	2017

ASSETS
Cash and cash equivalents	$67,304	$45,498
Interest-bearing deposits in other financial institutions	100	100
Securities available for sale	10,114	11,773
Loans held for sale, at fair value	17,385	1,124
Loans and leases, net of allowance of $7,012 and $6,970	550,683	406,406
FHLB and FRB stock	3,476	3,227
Foreclosed assets, net	38	-
Premises and equipment, net	3,864	3,533
Bank owned life insurance	5,203	5,065
Accrued interest receivable and other assets	6,858	4,699
Total assets	$665,025	$481,425

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
Noninterest bearing	$111,445	$89,588
Interest bearing	468,341	329,440
Total deposits	579,786	419,028
FHLB advances and other debt	19,500	13,500
Advances by borrowers for taxes and insurance	827	489
Accrued interest payable and other liabilities	4,586	2,992
Subordinated debentures	14,767	5,155
Total liabilities	619,466	441,164

Commitments and contingent liabilities	-	-

Stockholders' equity
Common stock, $.01 par value;
shares authorized: 9,090,909 (1);
shares issued: 4,366,297 at December 31, 2018 and 4,273,085 (1) at December 31, 2017	44	43
Series B Preferred stock, $0.01 par value; 480,000 shares authorized;
0 issued at December 31, 2018 and 0 at December 31, 2017	-	-
Additional paid-in capital	61,706	60,676
Accumulated deficit	(12,752)	(17,087)
Accumulated other comprehensive loss	(73)	(47)
Treasury stock, at cost; 31,235 shares of common stock at December 31, 2018 and 27,701 shares at December 31, 2017	(3,366)	(3,324)
Total stockholders' equity	45,559	40,261
Total liabilities and stockholders' equity	$665,025	$481,425

(1)	Restated for 1-for-5.5 reverse stock split on August 20, 2018-See Note 1

See accompanying notes to consolidated financial statements.

CENTRAL FEDERAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2018  and 2017

(Dollars in thousands, except per share data)

	2018	2017
Interest and dividend income
Loans and leases, including fees	$23,855	$16,487
Securities	185	183
FHLB and FRB stock dividends	196	154
Federal funds sold and other	650	383
	24,886	17,207
Interest expense
Deposits	6,102	3,059
FHLB advances and other debt	611	263
Subordinated debentures	284	212
	6,997	3,534
Net interest income	17,889	13,673
Provision for loan and lease losses	-	-
Net interest income after provision for loan and lease losses	17,889	13,673

Noninterest income
Service charges on deposit accounts	491	409
Net gains on sales of loans	1,927	75
Earnings on bank owned life insurance	138	135
Other	160	124
	2,716	743
Noninterest expense
Salaries and employee benefits	8,199	6,074
Occupancy and equipment	792	671
Data processing	1,027	995
Franchise and other taxes	345	366
Professional fees	1,275	988
Director fees	413	312
Postage, printing and supplies	189	175
Advertising and marketing	1,393	154
Telephone	158	118
Loan expenses	116	170
Foreclosed assets, net	6	18
Depreciation	248	208
FDIC premiums	485	282
Regulatory assessment	146	127
Other insurance	86	92
Other	397	205
	15,275	10,955
Income before incomes taxes	5,330	3,461
Income tax expense	1,057	2,115
Net income	4,273	1,346
Dividends on Series B preferred stock, accretion of discount and value of warrants exercised	62	(666)
Net income attributable to common stockholders	$4,335	$680

Earnings per common share:
Basic (Restated-see Note 1)	$1.02	$0.21
Diluted (Restated-see Note 1)	$1.00	$0.19

See accompanying notes to consolidated financial statements.

CENTRAL FEDERAL CORPORATION

CONSOLIDATED STATEMENTS OF COMREHENSIVE INCOME

Years ended December 31, 2018  and 2017

(Dollars in thousands, except per share data)

	2018	2017
Net income	$4,273	$1,346
Other comprehensive loss:
Unrealized holding losses arising during the period related to investment securities available for sale, net of tax of ($5) and ($25):	(26)	(49)
Other comprehensive loss, net of tax	(26)	(49)
Comprehensive income	$4,247	$1,297

See accompanying notes to consolidated financial statements.

CENTRAL FEDERAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years ended December 31, 2018  and 2017

(Dollars in thousands, except per share data)

					Accumulated
		Series B	Additional		Other		Total
	Common	Preferred	Paid-In	Accumulated	Comprehensive	Treasury	Stockholders'
	Stock	Stock	Capital	Deficit	Income (Loss)	Stock	Equity
Balance at January 1, 2017	$30	$5	$60,297	$(17,767)	$2	$(3,275)	$39,292
Net income				1,346			1,346
Other comprehensive loss					(49)		(49)
Issuance of 39,181 stock based incentive plan shares, net of forfeitures (1)	-		-				-
Restricted stock expense, net of forfeitures			246				246
Acquisition of 3,518 treasury shares surrendered upon vesting of restricted stock for payment of taxes (1)						(49)	(49)
Conversion of Series B preferred stock to common stock	13	(5)	(8)				-
Exercise of warrants to common stock			38				38
Cash dividends declared on Series B preferred stock and accretion of discount			103	(666)			(563)
Balance at December 31, 2017	43	-	60,676	(17,087)	(47)	(3,324)	40,261
Net income				4,273			4,273
Other comprehensive loss					(26)		(26)
Issuance of 31,827 stock based incentive plan shares, net of forfeitures (1)	1		-				1
Restricted stock expense, net of forfeitures			376				376
Acquisition of 3,535 treasury shares surrendered upon vesting of restricted stock for payment of taxes (1)						(42)	(42)
Exercise of warrants to common stock			716				716
Accretion of discount and value of warrants exercised			(62)	62			-
Balance at December 31, 2018	$44	$-	$61,706	$(12,752)	$(73)	$(3,366)	$45,559

(1)	Restated for 1-for-5.5 reverse stock split on August 20, 2018-See Note 1

See accompanying notes to consolidated financial statements.

CENTRAL FEDERAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES OF CASH FLOWS

Years ended December 31, 2018  and 2017

(Dollars in thousands, except per share data)

	2018	2017
Net income	$4,273	$1,346
Adjustments to reconcile net income to net cash from operating activities:
Provision for loan and lease losses	-	-
Depreciation	248	208
Amortization, net	(41)	(92)
Deferred income tax	85	3
Revaluation of net deferred tax assets	-	979
Originations of loans held for sale	(233,855)	(22,777)
Proceeds from sale of loans held for sale	219,521	24,540
Net gains on sales of loans	(1,927)	(75)
Write-down of premises and equipment	33	-
Loss on sale of foreclosed assets	-	7
Earnings on bank owned life insurance	(138)	(135)
Stock-based compensation expense	376	246
Net change in:
Accrued interest receivable and other assets	(1,479)	(594)
Accrued interest payable and other liabilities	1,094	295
Net cash from (used by) operating activities	(11,810)	3,951
Cash flows from investing activities:
Available-for-sale securities:
Maturities, prepayments and calls	3,115	2,687
Purchases	(1,475)	(504)
Loan and lease originations and payments, net	(118,317)	(59,964)
Loans purchased	(25,958)	-
Additions to premises and equipment	(612)	(312)
Purchase of FRB Stock	(249)	(1,285)
Purchase of investment in joint ventures	(500)	-
Return of investment- joint ventures	230	-
Net cash used by investing activities	(143,766)	(59,378)
Cash flows from financing activities:
Net change in deposits	160,758	43,664
Proceeds from FHLB advances and other debt	74,600	34,250
Repayments on FHLB advances and other debt	(68,600)	(34,250)
Net proceeds from issuance of subordinated debentures	9,612	-
Net change in advances by borrowers for taxes and insurance	338	81
Cash dividends paid on Series B preferred stock	-	(750)
Exercise of warrants to common stock	716	38
Acquisition of treasury shares surrendered upon vesting of restricted stock for payment of taxes	(42)	(49)
Net cash from financing activities	177,382	42,984
Net change in cash and cash equivalents	21,806	(12,443)
Beginning cash and cash equivalents	45,498	57,941
Ending cash and cash equivalents	$67,304	$45,498

Supplemental cash flow information:
Interest paid	$6,845	$3,534
Income tax paid	968	1,230
Supplemental noncash disclosures:
Transfers from loans to repossessed assets	$38	$-
Loans issued to finance the sale of repossessed assets	-	197
Investment payable on limited partnerships	500	492

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

CFBank provides financial services through its five full-service banking offices in Worthington, Fairlawn, Glendale, Calcutta, and Wellsville, Ohio, and through its loan production office in Columbus, Ohio and its agency office in Woodmere, Ohio.  Its primary deposit products are commercial and retail checking, savings, money market and term certificate accounts. Its primary lending products are commercial and commercial real estate, residential mortgages and installment loans.  There are no significant concentrations of loans to any one industry or customer segment.  However, our customers’ ability to repay their loans is dependent on general economic conditions and the real estate values in their geographic areas.

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

Reverse Stock Split: On August 20, 2018, the Company effected a 1-for-5.5 reverse stock split, whereby each 5.5 shares of the Company’s common stock were reclassified into one share of common stock.  All share and per share amounts for all periods presented have been adjusted to reflect the reverse split as though it had occurred prior to the earliest period presented.

Cash Flows:  Cash and cash equivalents include cash, deposits with other financial institutions with maturities fewer than 90 days and federal funds sold.  Net cash flows are reported for customer loan and deposit transactions, interest-bearing deposits in other financial institutions and borrowings with original maturities under 90 days.

Cash in Excess of FDIC Limits:  At December 31, 2018, the Company’s cash accounts exceeded federally insured limits by approximately $59.2 million.  Approximately $56.8 million of that amount was held by either the Federal Reserve Bank or the Federal Home Loan Bank of Cincinnati, which is not federally insured.

Interest-Bearing Deposit in Other Financial Institution:  Interest‑bearing deposits in other financial institutions mature in April, 2019 and are carried at cost.  As of December 31, 2018 and December 31, 2017, there was $100 in an interest-bearing deposit in other financial institution.

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

Commercial loans:  Commercial loans and direct financing leases include loans and leases to businesses generally located within our primary market area. Those loans and leases are typically secured by business equipment, inventory, accounts receivable and other business assets.  In underwriting commercial loans, we consider the net operating income of the borrower, the debt service ratio and the financial strength, expertise and credit history of the business owners and/or guarantors.  Because payments on commercial loans are dependent on successful operation of the business enterprise, repayment of such loans may be subject to a greater extent to adverse conditions in the economy.  We seek to mitigate these risks through underwriting policies which require such loans to be qualified at origination on the basis of the borrower’s financial performance and the financial strength of the business owners and/or guarantors.

Single-family residential real estate loans:  Single-family residential real estate loans include permanent conventional mortgage loans secured by single-family residences that we originate for portfolio and purchased loans located primarily within our primary market area. Credit approval for single-family residential real estate loans requires demonstration of sufficient income to repay the principal and interest and the real estate taxes and insurance, stability of employment and an established credit record.  Our policy is to originate quality loans that are evaluated for risk based on the borrower’s ability to repay the loan.  Collateral positions are established by obtaining independent appraisal opinions.  Mortgage insurance is generally required when the LTV exceeds 80%.

Multi-family residential real estate loans:  Multi-family residential real estate loans include loans secured by apartment buildings, condominiums and multi-family residential houses generally located within our primary market area. Underwriting policies provide that multi-family residential real estate loans generally may be made in amounts up to 85% of the lower of the appraised value or purchase price of the property.  In underwriting multi-family residential real estate loans, we consider the appraised value and net operating income of the property, the debt service ratio and the property owner’s and/or guarantor’s financial strength, expertise and credit history. We offer both fixed-rate and adjustable-rate loans. Fixed-rate loans are generally limited to three to five years, at which time they convert to adjustable-rate loans. Because payments on loans secured by multi-family residential properties are dependent on successful operation or management of the properties, repayment of multi-family residential real estate loans may be subject to a greater extent to adverse conditions in the real estate market or the economy.  Adjustable-rate multi-family residential real estate loans generally pose credit risks not inherent in fixed-rate loans, primarily because as interest rates rise, the borrowers’ payments rise, increasing the potential for default. Additionally, adjustable-rate multi-family residential real estate loans generally do not contain periodic and lifetime caps on interest rate changes.  We seek to minimize the additional risk presented by adjustable-rate multi-family residential real estate loans through underwriting criteria that require such loans to be qualified at origination with sufficient debt coverage ratios under increasing interest rate scenarios.

Commercial real estate loans:  Commercial real estate loans include loans secured by owner occupied and non-owner occupied properties used for business purposes, such as manufacturing facilities, office buildings or retail facilities generally located within our primary market area.  Underwriting policies provide that commercial real estate loans may be made in amounts up to 85% of the lower

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

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

Construction loans:  Construction loans include loans to finance the construction of residential and commercial properties generally located within our primary market area. Construction loans are fixed-rate or adjustable-rate loans which may convert to permanent loans with maturities of up to 30 years.  Our policies provide that construction loans may generally be made in amounts up to 80% of the appraised value of the property, and an independent appraisal of the property is required.  Loan proceeds are disbursed in increments as construction progresses and as inspections warrant, and regular inspections are required to monitor the progress of construction.  In underwriting construction loans, we consider the property owner’s and/or guarantor’s financial strength, expertise and credit history. Construction financing is considered to involve a higher degree of credit risk than long-term financing on improved, owner occupied real estate.  Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property’s value at completion of construction or development compared to the estimated cost (including interest) of construction.  If the estimate of value proves to be inaccurate, we may be confronted with a project, when completed, having a value which is insufficient to assure full repayment.  We attempt to reduce such risks on construction loans through inspections of construction progress on the property and by requiring personal guarantees and reviewing current personal financial statements and tax returns, as well as other projects of the developer.

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

Other consumer loans:  Other consumer loans include closed-end home equity, home improvement, auto,  credit card loans and any purchased loans to consumers generally located within our primary market area.  Credit approval for other consumer loans requires income sufficient to repay principal and interest due, stability of employment, an established credit record and sufficient collateral for secured loans.  Consumer loans typically have shorter terms and lower balances with higher yields as compared to real estate mortgage loans, but generally carry higher risks of default. Consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal circumstances.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

to sell.  If fair value declines subsequent to foreclosure, an adjustment is recorded through expense.  Operating costs after acquisition are expensed.

Low Income Housing Tax Credits (LIHTC):  The Company has invested in low income housing tax credits through funds that assist corporations in investing in limited partnerships and limited liability companies that own, develop and operate low income residential rental properties for purposes of qualifying for the Housing Tax credit. These investments are accounted for under the proportional amortization method which recognizes the amortization of the investment in proportion to the tax credit and other tax benefits received.

Joint Ventures:  The Holding Company contributed funds into a series of joint ventures (equity stake) for the purpose of allocating excess liquidity into higher earning assets while diversifying its revenue sources.  The joint ventures are engaged in shorter term operating activities related to single family real estate developments.  Income is recognized based on a rate of return on the outstanding investment balance.  As units are sold, the Holding Company receives an additional incentive payment, which is recognized as income. Under ASU 2016-15, the Company has elected the nature of distribution approach to recognize returns from equity method investments.  Returns on investment are classified as cash flows from operating activities and returns of investment are classified as investing activities.  The balance outstanding in joint ventures at December 31, 2018 and December 31, 2017 was $595 and $325, respectively.  Income recognized on the joint ventures was $69 and $20, respectively, for 2018 and 2017.

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

Mortgage Banking Derivatives:  Commitments to fund mortgage loans to be sold into the secondary market, otherwise known as interest rate locks, are accounted for as free standing derivatives.  Mortgage banking activities include two types of commitments: rate lock commitments and forward loan commitments.  Fair values of these mortgage derivatives are based on anticipated gains on the underlying loans.  Changes in the fair values of these derivatives are included in net gains on sales of loans.

Stock-Based Compensation:  Compensation cost is recognized for stock options and restricted stock awards issued to directors and employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company’s common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period.  For awards with graded vesting, compensation cost is recognized on a straight-line basis over the required service period for each separately vesting portion of the award.  Forfeitures are recognized as incurred.

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

Earnings Per Common Share:  Basic earnings per common share is net income available to common stockholders divided by the weighted average number of common shares outstanding during the period.  All outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation.  Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options and warrants.

Comprehensive Income (Loss):  Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss).  Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale, which are also recognized as a separate component of equity.  Reclassifications from accumulated other comprehensive income are conducted on a specific identification method.

Loss Contingencies:  Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.  Management does not believe there are any such matters that will have a material effect on the financial statements.  See Note 23 – Contingent Liabilities.

Restrictions on Cash:  Cash on hand or on deposit with the Federal Reserve Bank (FRB) is required to meet regulatory reserve and clearing requirements. The reserve requirement at December 31, 2018 and December 31, 2017 was $3,502 and $718, respectively.  Cash on deposit with the FHLB includes $3,300 pledged as collateral for FHLB advances.

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

Dividend Restriction:  Banking regulations require us to maintain certain capital levels and may limit the dividends paid by CFBank to the Holding Company or by the Holding Company to stockholders.  The ability of the Holding Company to pay dividends on its common stock is dependent upon the amount of cash and liquidity available at the Holding Company level, as well as the receipt of dividends and other distributions from CFBank to the extent necessary to fund such dividends.  The Holding Company is a legal entity that is separate and distinct from CFBank, which has no obligation to make any dividends or other funds available for the payment of dividends by the Holding Company.  The Holding Company also is subject to various legal and regulatory policies and guidelines impacting the Holding Company’s ability to pay dividends on its stock.  In addition, the Holding Company’s ability to pay dividends on its stock is conditioned upon the payment, on a current basis, of quarterly interest payments on the subordinated debentures underlying the Company’s trust preferred securities.  Finally, under the terms of the Holding Company’s fixed-to-floating rate subordinated debt, the Holding Company’s ability to pay dividends on its stock is conditioned upon the Holding Company continuing to make required principal and interest payments, and not incurring an event of default, with respect to the subordinated debt.

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

Advertising Expense:  Advertising costs are expensed as incurred and are recorded as advertising and marketing, a component of noninterest expense.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Reclassifications:  Some items in the prior year financial statements were reclassified to conform to the current presentation.  Reclassifications had no effect on prior period net income or stockholders’ equity.

Adoption of New Accounting Standards:

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606).  ASU No. 2014-09, including all subsequent amendments to the ASU, (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and (ii) revises when it is appropriate to recognize a gain (loss) from the transfer of nonfinancial assets, such as OREO. The majority of the Company's revenues come from interest income and other sources, including loans, leases, securities and derivatives, that are outside the scope of ASC 606.  The Company's services that fall within the scope of ASC 606, primarily service charges on deposits, are presented within noninterest income and are recognized as revenue as the Company satisfies its obligation to the customer.  ASU 2014-09 became effective for us on January 1, 2018 and had no material effect on how we recognize revenue or to our consolidated financial statements and disclosures.  See Note 2 – Revenue Recognition for additional information related to revenue generated from contracts with customers.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.  ASU 2016-01 amends the guidance in U.S. GAAP on the accounting for equity investments, financial liabilities under the fair value option and the presentations and disclosure requirements of financial instruments.  ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years.    The Company adopted the methodologies prescribed by the ASU by the date required.  Adoption of ASU 2016-01 did not have a significant effect on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which may change how an entity classifies certain cash receipts and cash payments on its statement of cash flows to reduce diversity in practice.  The update also provides guidance on when an entity should separate cash flows and classify them into more than one class and when an entity should classify the aggregate of those cash flows into a single class based on the predominance principle.  The guidance in this ASU became effective for interim and annual reporting periods beginning after December 15, 2017.  Adoption of ASU 2016-15 did not have a significant impact on the Company’s consolidated financial statements.

The FASB has issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting.  ASU 2017-09 applies to entities that change the terms or conditions of a share-based payment award.  The FASB adopted ASU 2017-09 to provide clarity and reduce diversity in practice as well as cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to the modification of the terms and conditions of a share-based payment award.  The amendments were effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Adoption of ASU 2017-09 did not have a significant impact on the Company’s consolidated financial statements.

The FASB has issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities.  The new standard is intended to improve and simplify accounting rules around hedge accounting.  The new standard refines and expands hedge accounting for both financial (e.g., interest rate) and commodity risks.  Its provisions create more transparency around how economic results are presented, both on the face of the financial statements and in the footnotes, for investors and analysts.  The new standard takes effect for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018.  For public companies, early adoption is permitted in any interim period or fiscal years before the effective date of the standard.  Adoption of ASU 2017-12 did not have a significant impact on the Company’s consolidated financial statements.

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

The amendments affect any organization that is required to apply the provisions of Topic 220, Income Statement—Reporting Comprehensive Income, and has items of other comprehensive income for which the related tax effects are presented in other comprehensive income as required by GAAP.  The amendments are effective for all organizations for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted.  We did not adopt ASU 2018-02 given its immaterial impact.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Future Accounting Matters:

On February 25, 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842).  Under the new ASU, lessees will recognize lease assets and liabilities on their balance sheets for all leases with terms of more than 12 months.  The new lessee accounting model retains two types of leases, and is consistent with the lessee accounting model under existing GAAP.  One type of lease (finance leases) will be accounted for in substantially the same manner as capital leases are accounted for today.  The other type of lease (operating leases) will be accounted for (both in the income statement and statement of cash flows) in a manner consistent with today’s operating leases.  Lessor accounting under the new standard is fundamentally consistent with existing GAAP.  Lessees and lessors would be required to provide additional qualitative and quantitative disclosures to help financial statement users assess the amount, timing, and uncertainty of cash flows arising from leases.  These disclosures are intended to supplement the amounts recorded in the financial statements so that users can understand more about the nature of an organization’s leasing activities.  For public business entities, the final lease standard will be effective for fiscal years beginning after December 15, 2018 including interim periods within those fiscal years.  Early application is permitted.  The Company adopted the guidance on January 1, 2019, and elected certain practical expedients offered by the FASB including foregoing the restatement of comparative periods upon adoption.  Management also excluded short-term leases from the recognition of right-of-use assets and lease liabilities.  Additionally, the Company elected the transition relief allowed by FASB in foregoing the reassessment of the following: whether any existing contracts were or contained leases, the classification of existing leases, and the determination of initial direct costs for existing leases.  The Company expects to recognize right-of-use assets and lease liabilities of approximately $2.4 million, representing substantially all if its operating lease commitments.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.  Once effective, ASU 2016-13 will significantly change current guidance for recognizing impairment of financial instruments.  Current guidance requires an "incurred loss" methodology for recognizing credit losses that delays recognition until it is probable a loss has been incurred.  ASU 2016-13 replaces the incurred loss impairment methodology with a new methodology that reflects expected credit losses over the lives of the loans and requires consideration of a broader range of information to inform credit loss estimates.  The ASU requires an organization to estimate all expected credit losses for financial assets measured at amortized cost, including loans and held-to-maturity debt securities, based on historical experience, current conditions, and reasonable and supportable forecasts.  Additional disclosures are required.  ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration.  Under the new guidance, entities will determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss.  Any credit loss will be recognized as an allowance for credit losses on available-for-sale debt securities rather than as a direct reduction of the amortized cost basis of the investment, as is currently required.  As a result, entities will recognize improvements to estimated credit losses on available-for-sale debt securities immediately in earnings rather than as interest income over time, as currently required.  ASU 2016-13 eliminates the current accounting model for purchased credit impaired loans and debt securities.  Instead, purchased financial assets with credit deterioration will be recorded gross of estimated credit losses as of the date of acquisition and the estimated credit losses amounts will be added to the allowance for credit losses.  Thereafter, entities will account for additional impairment of such purchased assets using the models listed above.  ASU 2016-13 will take effect for U.S. Securities and Exchange Commission (SEC) filers for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019.  Early application will be permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018.  While the Company generally expects that the implementation of ASU 2016-13 has the potential to increase its allowance for loan losses balance, the Company is continuing to evaluate the potential impact on the Company’s financial statements and disclosures.  Management has been running and evaluating various scenarios.  At this time, the estimated impact on the Company’s consolidated financial statements, including disclosures, cannot be reasonably determined.

NOTE 2- REVENUE RECOGNITION

Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers ("ASC 606"), establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

The majority of our revenue-generating transactions are not subject to ASC 606, including revenue generated from financial instruments, such as our loans, letters of credit, derivatives and investment securities, as well as revenue related to our mortgage activities related to net gains on sale of loans.

All of the Company’s revenue from contracts with customers in the scope of ASC 606 is recognized within Noninterest Income.  Descriptions of our revenue-generating activities that are within the scope of ASC 606, which are presented in our income statements as components of non-interest income are as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

•

Service charges on deposit accounts - these represent general service fees for monthly account maintenance and activity, or transaction-based fees, and consist of transaction-based revenue, time-based revenue (service period), item-based revenue or some other individual attribute-based revenue. Revenue is recognized when our performance obligation is completed which is generally monthly for account maintenance services or when a transaction has been completed (such as a wire transfer). Payment for such performance obligations are generally received at the time the performance obligations are satisfied.

NOTE 3 – SECURITIES

The following table summarizes the amortized cost and fair value of the available-for-sale securities portfolio at December 31, 2018 and December 31, 2017 and the corresponding amounts of unrealized gains and losses recognized in accumulated other comprehensive income (loss):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2018
Issued by U.S. government-sponsored entities and agencies:
U.S. Treasury	$9,978	$2	$99	$9,881
Mortgage-backed securities - residential	167	3	-	170
Collateralized mortgage obligations	62	1	-	63
Total	$10,207	$6	$99	$10,114

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2017
Issued by U.S. government-sponsored entities and agencies:
U.S. Treasury	$11,499	$-	$82	$11,417
Mortgage-backed securities - residential	236	8	-	244
Collateralized mortgage obligations	110	2	-	112
Total	$11,845	$10	$82	$11,773

There was no other-than-temporary impairment recognized in accumulated other comprehensive income (loss) for securities available for sale at December 31, 2018 or December 31, 2017.

There were no sales of securities for the years ended December 31, 2018 or December 31, 2017.

The amortized cost and fair value of debt securities at December 31, 2018 and December 31, 2017 are shown by contractual maturity.  Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.  Securities not due at a single maturity date are shown separately.

	December 31, 2018		December 31, 2017
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$3,495	$3,472	$3,002	$2,993
Due from one to five years	6,483	6,409	8,497	8,424
Mortgage-backed securities - residential	167	170	236	244
Collateralized mortgage obligations	62	63	110	112
Total	$10,207	$10,114	$11,845	$11,773

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Fair value of securities pledged was as follows:

	2018	2017
Pledged as collateral for:
FHLB advances	$4,058	$4,641
Public deposits	1,997	2,018
Interest-rate swaps	104	145
Total	$6,159	$6,804

At year end 2018 and 2017, there were no holdings of securities of any one issuer, other than U.S. Treasuries and U.S. government-sponsored entities and agencies, in an amount greater than 10% of stockholders’ equity.

The following table summarizes securities with unrealized losses at December 31, 2018 and December 31, 2017 aggregated by major security type and length of time in a continuous unrealized loss position.

December 31, 2018	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Issued by U.S. government-sponsored entities and agencies:
U.S. Treasury	$499	$1	$8,401	$98	$8,900	$99
Total temporarily impaired	$499	$1	$8,401	$98	$8,900	$99

December 31, 2017	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Issued by U.S. government-sponsored entities and agencies:
U.S. Treasury	$6,947	$51	$4,470	$31	$11,417	$82
Total temporarily impaired	$6,947	$51	$4,470	$31	$11,417	$82

The unrealized losses in U.S. Treasuries at December 31, 2018 and December 31, 2017 are related to multiple securities.  Because the decline in fair value is attributable to changes in market conditions, and not credit quality, and because the Company does not have the intent to sell these securities and will unlikely be required to sell these securities before their anticipated recovery, the Company did not consider these securities to be other-than-temporarily impaired at December 31, 2018 and December 31, 2017.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 4 – LOANS AND LEASES

The following table presents the recorded investment in loans and leases by portfolio segment.  The recorded investment in loans and leases includes the principal balance outstanding adjusted for purchase premiums and discounts, and deferred loan fees and costs.

	December 31, 2018	December 31, 2017
Commercial (1)	$126,887	$101,975
Real estate:
Single-family residential	118,386	95,578
Multi-family residential	47,651	35,665
Commercial	173,435	111,866
Construction	61,792	42,862
Consumer:
Home equity lines of credit	23,961	25,054
Other	5,583	376
Subtotal	557,695	413,376
Less: ALLL	(7,012)	(6,970)
Loans and Leases, net	$550,683	$406,406

(1)	Includes $5,403 and $6,008 of commercial leases at December 31, 2018 and December 31, 2017, respectively.

Mortgage Purchase Program:

CFBank has participated in a Mortgage Purchase Program with Northpointe Bank (Northpointe), a Michigan banking corporation, since December 2012.  Pursuant to the terms of a participation agreement, CFBank purchases participation interests in loans made by Northpointe related to fully underwritten and pre-sold mortgage loans originated by various prescreened mortgage brokers located throughout the U.S.  The underlying loans are individually (MERS) registered loans which are held until funded by the end investor. The mortgage loan investors include Fannie Mae and Freddie Mac, and other major financial institutions.  This process on average takes approximately 14 days.  Given the short-term holding period of the underlying loans, common credit risks (such as past due, impairment and TDR, nonperforming, and nonaccrual classification) are substantially reduced.  Therefore, no allowance is allocated by CFBank to these loans.  These loans are 100% risk rated for CFBank capital adequacy purposes.  Under the participation agreement, CFBank agrees to purchase a 95% ownership/participation interest in each of the aforementioned loans, and Northpointe maintains a 5% ownership interest in each loan it participates.  At December 31, 2018 and 2017, CFBank held $36,845 and $37,665, respectively, of such loans which have been included in single-family residential loan totals above.

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

The following tables present the activity in the ALLL by portfolio segment for the years ended December 31, 2018 and 2017:

	December 31, 2018
		Real Estate				Consumer
	Commercial	Single-family	Multi-family	Commercial	Construction	Home Equity lines of credit	Other	Total
Beginning balance	$1,984	$912	$660	$2,143	$672	$597	$2	$6,970
Addition to (reduction in) provision for loan losses	(167)	131	(48)	131	67	(209)	95	-
Charge-offs	-	(6)	-	-	-	-	-	(6)
Recoveries	2	24	-	-	-	22	-	48
Ending balance	$1,819	$1,061	$612	$2,274	$739	$410	$97	$7,012

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

	December 31, 2017
		Real Estate				Consumer
	Commercial	Single-family	Multi-family	Commercial	Construction	Home Equity lines of credit	Other	Total
Beginning balance	$1,647	$735	$716	$2,727	$580	$486	$34	$6,925
Addition to (reduction in) provision for loan losses	335	157	(56)	(584)	92	88	(32)	-
Charge-offs	-	-	-	-	-	-	-	-
Recoveries	2	20	-	-	-	23	-	45
Ending balance	$1,984	$912	$660	$2,143	$672	$597	$2	$6,970

The following table presents the balance in the ALLL and the recorded investment in loans and leases by portfolio segment and based on impairment method as of December 31, 2018:

		Real Estate				Consumer
	Commercial	Single- family	Multi- family	Commercial	Construction	Home Equity lines of credit	Other	Total
ALLL:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$-	$-	$-	$22	$-	$-	$-	$22
Collectively evaluated for impairment	1,819	1,061	612	2,252	739	410	97	6,990
Total ending allowance balance	$1,819	$1,061	$612	$2,274	$739	$410	$97	$7,012

Loans:
Individually evaluated for impairment	$100	$110	$-	$2,951	$-	$-	$-	$3,161
Collectively evaluated for impairment	126,787	118,276	47,651	170,484	61,792	23,961	5,583	554,534
Total ending loan balance	$126,887	$118,386	$47,651	$173,435	$61,792	$23,961	$5,583	$557,695

The following table presents the balance in the ALLL and the recorded investment in loans and leases by portfolio segment and based on impairment method as of December 31, 2017:

		Real Estate				Consumer
	Commercial	Single- family	Multi- family	Commercial	Construction	Home Equity lines of credit	Other	Total
ALLL:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$-	$-	$-	$26	$-	$-	$-	$26
Collectively evaluated for impairment	1,984	912	660	2,117	672	597	2	6,944
Total ending allowance balance	$1,984	$912	$660	$2,143	$672	$597	$2	$6,970

Loans:
Individually evaluated for impairment	277	$116	$-	$3,183	$-	$-	$-	$3,576
Collectively evaluated for impairment	101,698	95,462	35,665	108,683	42,862	25,054	376	409,800
Total ending loan balance	$101,975	$95,578	$35,665	$111,866	$42,862	$25,054	$376	$413,376

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following table presents loans individually evaluated for impairment by class of loans as of and for the year ended December 31, 2018. The unpaid principal balance is the contractual principal balance outstanding. The recorded investment is the unpaid principal balance adjusted for partial charge-offs, purchase premiums and discounts, deferred loan fees and costs. Cash payments of interest on these loans during the twelve months ended December 31, 2018 totaled $192.

	Unpaid Principal Balance	Recorded Investment	ALLL Allocated	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Real estate:
Commercial:
Owner occupied	$379	$125	$-	$130	$21
Total with no allowance recorded	379	125	-	130	21

With an allowance recorded:
Commercial (1)	100	100	-	185	4
Real estate:
Single-family residential (1)	110	110	-	113	6
Commercial:
Non-owner occupied	2,826	2,826	22	2,837	157
Owner occupied	-	-	-	131	7
Total with an allowance recorded	3,036	3,036	22	3,266	174
Total	$3,415	$3,161	$22	$3,396	$195

(1)	Allowance recorded is less than $1 resulting in rounding to zero

The following table presents loans individually evaluated for impairment by class of loans as of and for the year ended December 31, 2017. The unpaid principal balance is the contractual principal balance outstanding. The recorded investment is the unpaid principal balance adjusted for partial charge-offs, purchase premiums and discounts, deferred loan fees and costs. Cash payments of interest on these loans during the twelve months ended December 31, 2017 totaled $190.

	Unpaid Principal Balance	Recorded Investment	ALLL Allocated	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Real estate:
Commercial:
Owner occupied	$391	$137	$-	$142	$26
Total with no allowance recorded	391	137	-	142	26

With an allowance recorded:
Commercial (1)	277	277	-	291	9
Real estate:
Single-family residential (1)	116	116	-	118	6
Commercial:
Non-owner occupied	2,856	2,856	24	2,882	154
Owner occupied	190	190	2	194	9
Total with an allowance recorded	3,439	3,439	26	3,485	178
Total	$3,830	$3,576	$26	$3,627	$204

(1)	Allowance recorded is less than $1 resulting in rounding to zero

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following table presents the recorded investment in nonperforming loans by class of loans as of December 31, 2018 and 2017:

	2018	2017
Loans past due over 90 days still on accrual	$-	$-
Nonaccrual loans:
Commercial	100	115
Real estate:
Single-family residential	167	253
Consumer:
Home equity lines of credit:
Purchased for portfolio	89	102
Other consumer	21	-
Total nonaccrual	377	470
Total nonperforming loans	$377	$470

Nonaccrual loans include both smaller balance single-family mortgage and consumer loans that are collectively evaluated for impairment and individually classified impaired loans. There were no loans 90 days or more past due and still accruing interest at December 31, 2018 or December 31, 2017.

The following table presents the aging of the recorded investment in past due loans and leases by class of loans as of December 31, 2018:

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Loans Not Past Due	Nonaccrual Loans Not > 90 days Past Due
Commercial	$-	$-	$-	$-	$126,887	$100
Real estate:
Single-family residential	597	-	23	620	117,766	144
Multi-family residential	-	-	-	-	47,651	-
Commercial:
Non-owner occupied	-	-	-	-	122,465	-
Owner occupied	-	-	-	-	43,087	-
Land	-	-	-	-	7,883	-
Construction	-	-	-	-	61,792	-
Consumer:
Home equity lines of credit:
Originated for portfolio	474	-	-	474	23,119	-
Purchased for portfolio	-	33	-	33	335	89
Other	-	-	21	21	5,562	-
Total	$1,071	$33	$44	$1,148	$556,547	$333

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following table presents the aging of the recorded investment in past due loans and leases by class of loans as of December 31, 2017:

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Loans Not Past Due	Nonaccrual Loans Not > 90 days Past Due
Commercial	$-	$-	$-	$-	$101,975	$115
Real estate:
Single-family residential	1,610	27	104	1,741	93,837	149
Multi-family residential	-	-	-	-	35,665	-
Commercial:
Non-owner occupied	-	-	-	-	67,792	-
Owner occupied	-	-	-	-	38,787	-
Land	-	-	-	-	5,287	-
Construction	-	-	-	-	42,862	-
Consumer:
Home equity lines of credit:
Originated for portfolio	-	-	-	-	24,592	-
Purchased for portfolio	-	-	102	102	360	-
Other	24	-	-	24	352	-
Total	$1,634	$27	$206	$1,867	$411,509	$264

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

As of December 31, 2018 and December 31, 2017, TDR’s totaled $3,161 and $3,386, respectively.  The Company allocated $22 and $25 of specific reserves to loans modified in TDRs as of December 31, 2018 and 2017, respectively. The Company had not committed to lend additional amounts as of December 31, 2018 or 2017 to customers with outstanding loans that were classified as nonaccrual TDRs.

There were no loans modified as a TDR during the year ended December 31, 2018.  There was one commercial real estate loan in the amount of $841 that was modified as a TDR during the year ended December 31, 2017, where concessions were granted to a borrower experiencing financial difficulty.  The loan was re-written at a lower interest rate than otherwise would have been offered on this credit grade in the current market.

The following table presents loans modified as TDRs by class of loans during the year ended December 31, 2017:

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial	1	$841	$841
Total	1	$841	$841

The TDRs described above resulted in no charge-offs during the years ended December 31, 2018 and December 31, 2017.

There were no TDR’s that went into payment default during the years ended December 31, 2018 and December 31, 2017.

The terms of certain other loans were modified during the years ended December 31, 2018 and 2017 that did not meet the definition of a TDR. These loans had a total recorded investment of $64,898 and $46,731 as of December 31, 2018 and 2017, respectively.  The modification of these loans involved either a modification of the terms of a loan to borrowers who were not experiencing financial difficulties, a delay in a payment that was considered to be insignificant or there were no concessions granted.

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

Nonaccrual loans include loans that were modified and identified as TDRs and the loans are not performing.  At December 31, 2018 and 2017, nonaccrual TDRs were as follows:

	2018	2017
Commercial	$100	$115
Total	$100	$115

Nonaccrual loans at December 31, 2018 and 2017 did not include $3,061 and $3,271, respectively, of TDRs where customers have established a sustained period of repayment performance, generally six months, the loans are current according to their modified terms and repayment of the remaining contractual payments is expected.  These loans are included in total impaired loans.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The recorded investment in loans and leases by risk category and by class of loans as of December 31, 2018 and based on the most recent analysis performed follows.  There were no loans rated doubtful at December 31, 2018.

	Not Rated	Pass	Special Mention	Substandard	Total
Commercial	$-	$123,369	$2,651	$867	$126,887
Real estate:
Single-family residential	118,219	-	-	167	118,386
Multi-family residential	-	47,072	425	154	47,651
Commercial:
Non-owner occupied	76	119,843	1,701	845	122,465
Owner occupied	-	39,747	2,252	1,088	43,087
Land	-	7,883	-	-	7,883
Construction	3,279	58,513	-	-	61,792
Consumer:
Home equity lines of credit:
Originated for portfolio	23,525	-	-	68	23,593
Purchased for portfolio	279	-	-	89	368
Other	5,562	-	-	21	5,583
	$150,940	$396,427	$7,029	$3,299	$557,695

The recorded investment in loans and leases by risk category and class of loans as of December 31, 2017 follows.  There were no loans rated doubtful at December 31, 2017.

	Not Rated	Pass	Special Mention	Substandard	Total
Commercial	$-	$98,829	$2,869	$277	$101,975
Real estate:
Single-family residential	95,317	-	-	261	95,578
Multi-family residential	-	35,036	466	163	35,665
Commercial:
Non-owner occupied	88	65,161	1,711	832	67,792
Owner occupied	-	37,453	1,008	326	38,787
Land	-	5,287	-	-	5,287
Construction	2,239	40,623	-	-	42,862
Consumer:
Home equity lines of credit:
Originated for portfolio	24,516	-	-	76	24,592
Purchased for portfolio	360	-	-	102	462
Other	376	-	-	-	376
	$122,896	$282,389	$6,054	$2,037	$413,376

Leases:

The following lists the components of the net investment in direct financing leases (1):

	December 31, 2018	December 31, 2017
Total minimum lease payments to be received	$6,045	$6,838
Less: unearned income	(642)	(830)
Net investment in direct financing leases	$5,403	$6,008

(1)	There were no initial direct costs associated with these leases

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following summarizes the future minimum lease payments receivable in subsequent fiscal years:

2019	$793
2020	793
2021	793
2022	793
2023	1,563
Thereafter	1,310
$6,045

NOTE 5 – FORECLOSED ASSETS

Foreclosed assets at year-end were as follows:

	2018	2017
Single-family residential	$38	$-
Valuation allowance	-	-
Total	$38	$-

There was no activity in the valuation allowance account or any write-downs during the years ended December 31, 2018 and 2017.

Expenses related to foreclosed assets include:

	2018	2017
Net loss (gain) on sales	$-	$7
Operating expenses, net of rental income	6	11
	$6	$18

Foreclosed assets at December 31, 2018 consisted of one single-family residential property that was transferred into REO at fair value at the time of transfer in the fourth quarter of 2018.    There were no foreclosed assets at December 31, 2017.    Foreclosed asset expenses incurred during 2018 were related to maintenance expense to ready the property to sell.  Foreclosed asset expenses incurred during 2017 were related to light rehabilitation incurred to ready the property to sell.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

TBA mortgage – back securities:  To mitigate the effect of the interest rate risk inherent in providing rate lock commitments to borrowers, the Company enters into either a forward sales contract to sell loans to investors when using best efforts or a trade of “to be announced (TBA)” mortgage-backed securities for mandatory delivery.  The forward sales contracts lock in a price for the sale of loans with similar characteristics to the specific rate lock commitments based on a valuation model using observable market data for pricing commitments (Level 2).

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

Assets and liabilities measured at fair value on a recurring basis, including financial assets and liabilities for which the Company has elected the fair value option, are summarized below:

Fair Value Measurements at December 31, 2018 Using Significant Other Observable Inputs
(Level 2)
Financial Assets:
Securities available for sale:
Issued by U.S. government-sponsored entities and agencies:
U.S. Treasury	$9,881
Mortgage-backed securities - residential	170
Collateralized mortgage obligations	63
Total securities available for sale	$10,114
Loans held for sale	$17,385
Yield maintenance provisions (embedded derivatives)	$17
Interest rate lock commitments	$721
Financial Liabilities:
Interest-rate swaps	$17
TBA mortgage-backed securities	$342

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

The Company had no assets or liabilities measured at fair value on a recurring basis that were measured using Level 1 or Level 3 inputs at December 31, 2018 or December 31, 2017.  There were no transfers of assets or liabilities measured at fair value between levels during 2018 or 2017.

Assets measured at fair value on a non-recurring basis are summarized below:

Fair Value Measurements at December 31, 2018 Using
Significant Unobservable Inputs (Level 3)

Impaired loans:
Commercial	$100
Real Estate:
Single-family residential	110
Commercial:
Non-owner occupied	2,804
Total impaired loans	$3,014

Fair Value Measurements at December 31, 2017 Using
Significant Unobservable Inputs (Level 3)

Impaired loans:
Commercial	$115
Real Estate:
Single-family residential	116
Commercial:
Non-owner occupied	2,832
Total impaired loans	$3,063

The Company had no assets or liabilities measured at fair value on a non-recurring basis that were measured using Level 1 or 2 inputs at December 31, 2018 or December 31, 2017.

Impaired loans that are measured for impairment using the fair value of the collateral for collateral dependent loans, had a principal balance of $3,036, with a valuation allowance of $22 at December 31, 2018.  Impaired loans that are measured for impairment using the fair value of the collateral for collateral dependent loans, had a principal balance of $3,087 with a valuation allowance of $24 at December 31, 2017.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following table presents quantitative information about Level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at December 31, 2018:

	Fair Value	Valuation Technique(s)	Unobservable Inputs	(Range) Weighted Average
Impaired loans:
Commercial	$100	Comparable sales approach	Adjustment for differences between the comparable market transactions	3.48%
Real estate:
Single-family residential	110	Comparable sales approach	Adjustment for differences between the comparable market transactions	3.61%
Commercial:
Non-owner occupied	2,804	Comparable sales approach	Adjustment for differences between the comparable market transactions	(3.48%, 8.61%) 5.02%

The following table presents quantitative information about Level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at December 31, 2017:

	Fair Value	Valuation Technique(s)	Unobservable Inputs	(Range) Weighted Average
Impaired loans:
Commercial	$115	Comparable sales approach	Adjustment for differences between the comparable market transactions	3.48%
Real estate:
Single -family residential	116	Comparable sales approach	Adjustment for differences between the comparable market transactions	(1.81%, 3.61%) 2.91%
Commercial:
Non-owner occupied	2,832	Comparable sales approach	Adjustment for differences between the comparable market transactions	(3.48%, 9.64%) 5.15%

Financial Instruments Recorded Using Fair Value Option:

The Company has elected the fair value option for loans held for sale.  These loans are intended for sale and the Company believes that the fair value is the best indicator of the resolution of these loans.  Loans originated as construction loans, that were subsequently transferred to held for sale, are carried at the lower cost or market and are not included.  Interest income is recorded based on the contractual terms of the loan and in accordance with the Company’s policy on loans held for investment.  None of these loans were 90 days or more past due or on nonaccrual as of December 31, 2018 or December 31, 2017.

As of December 31, 2018 and December 31, 2017, the aggregate fair value, contractual balance and gain or loss of loans held for sale were as follows:

	December 31, 2018	December 31, 2017
Aggregate fair value	$17,385	$1,124
Contractual balance	17,008	1,120
Gain	377	4

The total amount of gains and losses from changes in fair value included in earnings for the year ended December 31, 2018 and 2017 for loans held for sale were:

	2018	2017
Interest income	$669	$68
Interest expense	-	-
Change in fair value	373	(7)
Total change in fair value	$1,042	$61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The carrying amounts and estimated fair values of financial instruments at year-end were as follows:

	Fair Value Measurements at December 31, 2018 Using:
	Carrying
	Value	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$67,304	$67,304	$-	$-	$67,304
Interest-bearing deposits in other financial institutions	100	100	-	-	100
Securities available for sale	10,114	-	10,114	-	10,114
Loans held for sale	17,385	-	17,385	-	17,385
Loans and leases, net	550,683	-	-	549,599	549,599
FHLB and FRB stock	3,476	n/a	n/a	n/a	n/a
Accrued interest receivable	2,181	45	40	2,097	2,182
Yield maintenance provisions (embedded derivatives)	17	-	17	-	17
Interest rate lock commitments	721	-	721	-	721

Financial liabilities
Deposits	$(579,786)	$(306,121)	$(272,924)	$-	$(579,045)
FHLB advances and other borrowings	(19,500)	-	(19,589)	-	(19,589)
Advances by borrowers for taxes and insurance	(827)	-	-	(827)	(827)
Subordinated debentures	(14,767)	-	(14,280)	-	(14,280)
Accrued interest payable	(231)	-	(231)	-	(231)
Interest-rate swaps	(17)	-	(17)	-	(17)
TBA mortgage-backed securities	(342)	-	(342)	-	(342)

The carrying amounts and estimated fair values of financial instruments at December 31, 2017 were as follows:

	Fair Value Measurements at December 31, 2017 Using:
	Carrying
	Value	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$45,498	$45,498	$-	$-	$45,498
Interest-bearing deposits in other financial institutions	100	100	-	-	100
Securities available for sale	11,773	-	11,773	-	11,773
Loans held for sale	1,124	-	1,124	-	1,124
Loans and leases, net	406,406	-	-	402,719	402,719
FHLB stock	3,227	n/a	n/a	n/a	n/a
Accrued interest receivable	1,326	27	38	1,261	1,326
Yield maintenance provisions (embedded derivatives)	56	-	56	-	56
Interest rate lock commitments	11	-	11	-	11

Financial liabilities
Deposits	$(419,028)	$(236,797)	$(181,659)	$-	$(418,456)
FHLB advances and other borrowings	(13,500)	-	(13,466)	-	(13,466)
Advances by borrowers for taxes and insurance	(489)	-	-	(489)	(489)
Subordinated debentures	(5,155)	-	(4,094)	-	(4,094)
Accrued interest payable	(79)	(6)	(73)	-	(79)
Interest-rate swaps	(56)	-	(56)	-	(56)

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

Loans and Leases

Fair values of loans and leases as of December 31, 2018, excluding loans held for sale, are estimated utilizing an exit pricing methodology as follows:  For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values resulting in a Level 3 classification.  Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality resulting in a Level 3 classification.  The discount rate for the discounted cash flow analyses includes a credit quality adjustment.  Impaired loans are valued at the lower of cost or fair value as described previously. The methods utilized to estimate the fair value of loans at December 31, 2017, do not necessarily represent an exit price and are not comparable period to period.

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

Other Borrowings

The fair values of the Company’s long-term FHLB and credit facility advances are estimated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements resulting in a Level 2 classification.

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

Off-Balance-Sheet Instruments

The fair value of off-balance-sheet items is not considered material.

NOTE 7 – LOAN SERVICING

Mortgage loans serviced for others are not reported as assets.  The principal balances of these loans at year-end were as follows:

	December 31, 2018	December 31, 2017
Mortgage loans serviced for Freddie Mac	$2,999	$3,319

Custodial escrow balances maintained in connection with serviced loans were $70 and $74 at year-end 2018 and 2017, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 8- PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	December 31, 2018	December 31, 2017
Land and land improvements	$1,293	$1,293
Buildings	4,239	3,938
Furniture, fixtures and equipment	2,592	2,316
	8,124	7,547
Less: accumulated depreciation	(4,260)	(4,014)
	$3,864	$3,533

Depreciation expense for 2018 and 2017 totaled $248 and $208, respectively.

Operating Leases:

The Company leases certain branch and loan office property space under five operating leases. Each lease requires CFBank to absorb its pro rata share of building operating expenses and utilities based on square footage. The Company entered into a lease agreement in January 2018 to open its mortgage production office in Columbus, Ohio.  The lease agreement is for a 60-month term commencing on January 26, 2018, with  a renewal option for an additional term of five years. The Company also entered into a lease agreement in September 2018 to open CFBank’s Blue Ash branch office in the Cincinnati market, which will open during the first quarter of 2019.  Blue Ash’s lease agreement is for a 60-month term commencing on September 28, 2018, with a renewal option for an additional term of five years.  The Company leases a branch office in Glendale in the Cincinnati market.  The Glendale lease is for a 60-month term commencing on July 1, 2017, with three renewal options for additional consecutive terms of five years, five years, and four years.  The Company leases a commercial banking agency office in Woodmere, Ohio, which opened in January of 2014.  The Woodmere lease is for a 128-month term commencing January 1, 2014 with no renewal options.  The Company leases CFBank’s Fairlawn branch office pursuant to a  ten year operating lease beginning in 2014 with annual rent increases each year. There is one five-year renewal option on this lease.  Lease expense for the years ended December 31, 2018 and 2017 totaled $489 and $325, respectively.  Leasehold improvements are depreciated straight line over the lease term before consideration of renewal options.

Lease expense is recognized evenly over the lease term to account for lease incentives.  Rent commitments, before renewal options, are as follows:

2019	$467
2020	471
2021	475
2022	462
2023	356
Thereafter	205
$2,436

NOTE 9 – DEPOSITS

Time deposits of $100 or more were $216,577 and $137,433 at year-end 2018 and 2017, respectively.  Time deposits of $250 or more were $72,685 and $50,048 at year-end 2018 and 2017, respectively.

Scheduled maturities of time deposits for the next five years are as follows:

2019	$175,527
2020	39,790
2021	14,917
2022	31,770
2023	11,661
Thereafter	-
Total	$273,665

Brokered deposits at year-end 2018 and 2017 totaled $101,215 and $46,945, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 10 –FHLB ADVANCES AND OTHER DEBT

FHLB advances and other debt were as follows:

	Weighted
	Average Rate	December 31, 2018	December 31, 2017
FHLB fixed rate advances
Maturities:
2019	1.62%	$3,500	$3,500
2020	1.98%	4,500	4,500
2021	2.32%	4,000	4,000
2022	2.05%	1,500	1,500
Total FHLB fixed rate advances		13,500	13,500

Variable rate other debt:
Maturities:
2020	5.78%	6,000	-
Total variable rate other debt		6,000	-
Total		$19,500	$13,500

Each advance is payable at its maturity date, with a prepayment penalty for fixed-rate advances.

The advances were collateralized as follows:

	December 31, 2018	December 31, 2017
Single-family mortgage loans	$70,140	$49,616
Multi-family mortgage loans	18,841	15,125
Commercial real estate loans (1-4 family)	5,986	5,348
Home equity lines of credit	6,446	7,061
Securities	4,058	4,641
Cash	3,300	3,300
Total	$108,771	$85,091

Based on the collateral pledged to the FHLB and CFBank’s holdings of FHLB stock, CFBank was eligible to borrow up to a total of $68,269 from the FHLB at December 31, 2018.

Payments due on FHLB advances and other debt over the next five years are as follows:
December 31, 2018
2019	$3,500
2020	10,500
2021	4,000
2022	1,500
2023	-
$19,500

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

In February 2018, the Holding Company entered into a credit facility with a third-party bank pursuant to which the Holding Company could borrow up to an aggregate principal amount of $6,000.  The Holding Company increased the credit facility by $2,000 in July 2018,  and by an additional $2,000 in December 2018, which increased the total borrowing limit to $10,000.  In December 2018, the credit facility was also modified to a revolving line-of-credit.  The purpose of the credit facility is to provide an additional source of liquidity for the Holding Company and to provide funds for the Holding Company to downstream as additional capital to CFBank to support growth.  Loans under the credit facility bear interest at a rate equal to the Prime Rate plus 0.75%.  The credit facility is secured by a pledge of the Holding Company’s stock of CFBank.  The credit facility will expire in February 2020 unless extended or replaced.  As of December 31, 2018, the Company had an outstanding balance of $6,000 on the credit facility.

There were no outstanding borrowings with the Federal Reserve Bank (the “FRB”) at December 31, 2018 or at December 31, 2017

Assets pledged as collateral with the FRB were as follows:

	2018	2017
Commercial loans	$29,578	$18,491
Commercial real estate loans	76,332	43,518
	$105,910	$62,009

Based on the collateral pledged, CFBank was eligible to borrow up to $58,502 from the FRB at year-end 2018.

CFBank had $8,000 of availability in an unused line of credit at a commercial bank at December 31, 2018 and December 31, 2017.  During the first quarter of 2017, the Company added an $8,000 line of credit for potential liquidity purposes.  The previous $1,000 million line of credit, with a different institution, was closed during the second quarter of 2017.  There were no outstanding borrowings on these lines of credit at December 31, 2018 or December 31, 2017.  If CFBank were to borrow on this line of credit, interest would accrue daily at a variable rate based on the commercial bank’s cost of funds and current market returns.

NOTE 11 – SUBORDINATED DEBENTURES

2003 Subordinated Debentures:

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

The subordinated debentures have a variable rate of interest, reset quarterly, equal to the three-month London Interbank Offered Rate plus 2.85%, which was 5.65% at year-end 2018 and 4.54% at year-end 2017.

2018 Fixed-to-floating rate subordinated notes:

In December 2018, the Holding Company entered into subordinated note purchase agreements with certain qualified institutional buyers and completed a private placement of $10 million of fixed-to-floating rate subordinated notes with a maturity date of December 30, 2028 pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506(b) of Regulation D promulgated thereunder.

The Notes initially bear interest at 7.00%, from and including December 20, 2018, to but excluding December 30, 2023, payable semi-annually in arrears on June 30 and December 30 of each year. From and including December 30, 2023, to but excluding December 30, 2028 or the earlier redemption of the notes, the interest rate will reset quarterly to an interest rate equal to the then current three-month LIBOR (but not less than zero) plus 4.14%, payable quarterly in arrears on March 30, June 30, September 30, and December 30 of each year.  The Holding Company may, at its option, redeem the notes beginning on December 30, 2023 and on any scheduled interest payment date thereafter.  After payment of approximately $388 of debt issuance costs, the Holding Company’s net proceeds were

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

approximately $9,612.  At December 31, 2018, the balance of the subordinated notes, net of unamortized debt issuance costs, was $9,612.

NOTE 12 – BENEFIT PLANS

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

The unfunded liability under the Pentegra DB Plan at June 30, 2018 totaled $61 and at June 30, 2017 was $36.  CFBank’s contributions for the plan years ending June 30, 2018 and June 30, 2017, totaled $18 and $32, respectively.  Contributions to the plan may vary from period to period due to the change in the plan's unfunded liability. The unfunded liability is primarily related to the change in plan assets and the change in plan liability from one year to the next.  The change in plan assets is based on contributions deposited, benefits paid and the actual rate of return earned on those assets.  The change in plan liability is based on demographic changes and changes in the interest rates used to determine plan liability.  In the event the actual rate of return earned on plan assets declines, the value of the plan assets will decline.  In the event the interest rates used to determine plan liability decrease, plan liability will increase.  The combined effect of each change determines the change in the unfunded liability and the change in the employer contributions.

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

Funded status (market value of plan assets divided by funding target) based on valuation reports as of July 1, 2018 and 2017 was 94.33% and 96.54%, respectively.

Total contributions made to the Pentegra DB Plan, as reported on Form 5500 of the Pentegra DB Plan, totaled $367,119 and $153,186 for the plan years ended June 30, 2017 and June 30, 2016, respectively.    CFBank’s contributions to the Pentegra DB Plan were not more than 5% of the total contributions to the Pentegra DB Plan.

401(k) Plan:

The Company sponsors a 401(k) plan that allows employee contributions up to the maximum amount allowable under federal tax regulations, which are currently matched in an amount equal to 50% of the first 6% of the compensation contributed.  Expense for 2018 and 2017 was $106 and $57, respectively.

Salary Continuation Agreement:

In 2004, CFBank entered into a nonqualified salary continuation agreement with its former Chairman Emeritus.  Benefits provided under the plan are unfunded, and payments are made by CFBank.  Under the plan, CFBank pays him, or his beneficiary, a benefit of $25 annually for 20 years, beginning 6 months after his retirement date, which was February 28, 2008.  The expense related to this plan totaled $9 and $10 in 2018 and 2017, respectively. The accrual is included in accrued interest payable and other liabilities in the consolidated balance sheets and totaled $187 at year-end 2018 and $203 at year-end 2017.

Life Insurance Benefits:

CFBank has entered into agreements with certain employees, former employees and directors to provide life insurance benefits which are funded through life insurance policies purchased and owned by CFBank.  The expense related to these benefits totaled ($9) and ($19) in 2018 and 2017, respectively.  The accrual for CFBank’s obligation under these agreements is included in accrued interest payable and other liabilities in the consolidated balance sheets and totaled $182 at year-end 2018 and $191 at year-end 2017.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 13 – INCOME TAXES

Income tax expense was as follows:

	December 31, 2018	December 31, 2017
Current federal	$972	$1,133
Deferred federal (1)	85	3
Revaluation of net deferred tax assets	-	979
Total	$1,057	$2,115

(1)	Includes tax benefit of operating loss carryforwards of $34 and $52 for the years ended December 31, 2018 and 2017, respectively.

Effective tax rates differ from the federal statutory rate of 21% for 2018 and 34% for 2017 applied to income (loss) before income taxes due to the following:

	December 31, 2018	December 31, 2017
Federal Statutory rate times financial statement income	$1,119	$1,177
Effect of:
Stock compensation	(13)	(49)
Bank owned life insurance income	(29)	(46)
Revaluation of net deferred tax assets	-	979
Low income housing tax credits	(30)	-
Other	10	54
	$1,057	$2,115
Effective tax rate	20%	61%

Year-end deferred tax assets and liabilities were due to the following:

	2018	2017
Deferred tax assets:
Allowance for loan and lease losses	$1,085	$997
Compensation related issues	273	274
Deferred loan fees	6	100
Nonaccrual interest	45	45
Net operating loss carry forward	467	501
Other	40	42
	1,916	1,959
Deferred tax liabilities:
FHLB stock dividend	226	226
Mortgage servicing rights	-	1
Depreciation	82	36
Prepaid expenses	48	51
	356	314
Net deferred tax asset	$1,560	$1,645

At December 31, 2018, the Company had a deferred tax asset recorded of approximately $1,600.  At December 31, 2017, the Company had a deferred tax asset recorded of approximately $1,600.  At December 31, 2018  and December 31, 2017, the Company had no unrecognized tax benefits recorded.  The Company is subject to U.S. federal income tax and is no longer subject to federal examination for years prior to 2015.

Our deferred tax assets are composed of U.S. net operating losses (“NOLs”), and other temporary book to tax differences.    When determining the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded as a benefit, the Company conducts a regular assessment of all available information. This information includes, but is not limited to, taxable income

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

in prior periods, projected future income and projected future reversals of deferred tax items.    Based on these criteria, the Company determined as of December 31, 2018 that no valuation allowance was required against the net deferred tax asset.

In 2012, a recapitalization program through the sale of $22,500 in common stock improved the capital levels of CFBank and provided working capital for the Holding Company.   The result of the change in stock ownership associated with the stock offering, however, was that the Company incurred an ownership change within the guidelines of Section 382 of the Internal Revenue Code of 1986.   At year-end 2018, the Company had net operating loss carryforwards of $22,742, which expire at various dates from 2024 to 2033.  As a result of the ownership change, the Company's ability to utilize carryforwards that arose before the 2012 stock offering closed is limited to $163 per year.  Due to this limitation, management determined it is more likely than not that $20,520 of net operating loss carryforwards will expire unutilized.  As required by accounting standards, the Company reduced the carrying value of deferred tax assets, and the corresponding valuation allowance, by the $6,977 tax effect of this lost realizability.

Federal income tax laws provided additional deductions, totaling $2,250, for thrift bad debt reserves established before 1988.  Accounting standards do not require a deferred tax liability to be recorded on this amount, which otherwise would have totaled $473 at year-end 2018.  However, if CFBank were wholly or partially liquidated or otherwise ceases to be a bank, or if tax laws were to change, this amount would have to be recaptured and a tax liability recorded.  Additionally, any distributions in excess of CFBank’s current or accumulated earnings and profits would reduce amounts allocated to its bad debt reserve and create a tax liability for CFBank.

On December 22, 2017, the “Tax Cuts and Jobs Act” was enacted into law reducing the federal corporate tax rate to 21%, effective January 1, 2018.  The Company conducted a revaluation of its existing deferred tax asset (DTA) to reflect the impact of the new tax rates, which resulted in the Company recording an additional tax expense in the fourth quarter of 2017 in the amount of $979.

NOTE 14 – RELATED-PARTY TRANSACTIONS

Loans to principal officers, directors and their affiliates during 2018 were as follows:

Beginning balance	$5,470
New loans	-
Effect of changes in composition of related parties	-
Repayments	(1,798)
Ending balance	$3,672

All loans to related parties were made in the ordinary course of business under terms equivalent to those prevailing in the market for arm’s length transactions at the time of origination.

Deposits from principal officers, directors, and their affiliates at year-end 2018 and 2017 were $593 and $487, respectively.

NOTE 15 – STOCK-BASED COMPENSATION

The Company has issued awards under two stock-based compensation plans (collectively, the “Plans”), as described below.  Total compensation cost that has been charged against income for those Plans totaled $376 and $246 for 2018 and 2017, respectively.  The total income tax benefit was $79 and $84 for 2018 and 2017, respectively.  All exercise prices and share amounts have been restated for the 1-for-5.5 reverse stock split on August 20, 2018 (see Note 1).

The Plans are both stockholder-approved and authorize stock option grants and restricted stock awards to be made to directors, officers and employees.  The 2003 Equity Compensation Plan (the “2003 Plan”), as amended and restated, provided an aggregate of 18,181 shares for stock option grants and restricted stock awards, of which up to 5,454 shares could be awarded in the form of restricted stock awards.  The 2009 Equity Compensation Plan (the “2009 Plan”), which was approved by stockholders on May 21, 2009, replaced the 2003 Plan and provided for 36,363 shares, plus any remaining shares available to grant or that are later forfeited or expire under the 2003 Plan, to be made available to be issued as stock option grants, stock appreciation rights or restricted stock awards.  On May 16, 2013, the Company’s stockholders approved the First Amendment to the 2009 Plan to increase the number of shares of common stock reserved for stock option grants and restricted stock awards thereunder to 272,727.

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

There were no stock options granted or exercised during the years ended December 31, 2018 and December 31, 2017.

A summary of stock option activity in the Plans for 2018 follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Intrinsic Value
Outstanding at beginning of year	98,046	$7.91
Expired	(231)	94.17
Cancelled or forfeited	(1,436)	11.90
Outstanding at end of period	96,379	$7.65	4.4	$392,556

Expected to vest	-	$-	-	$-

Exercisable at end of period	96,379	7.65	4.4	$392,556

During the year ended December 31, 2018, there were 1,667 stock options canceled, forfeited or expired.  Expense associated with unvested forfeited shares is reversed.  As of December 31, 2018, all stock options granted under the Plans were vested.

Restricted Stock Awards:

The Plans also permit the grant of restricted stock awards to directors, officers and employees.  Compensation is recognized over the vesting period of the awards based on the fair value of the stock at grant date.  The fair value of the stock is determined using the closing share price on the date of grant and shares generally have vesting periods of one to three years.  There were 31,827 shares of restricted stock issued in 2018 and 39,181 shares of restricted stock issued in 2017.

A summary of changes in the Company’s nonvested restricted shares for the year follows:

Nonvested Shares	Shares	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2018	84,483	$11.16
Granted	31,827	11.73
Vested	(38,237)	10.11
Forfeited	(8,749)	11.93
Nonvested at December 31, 2018	69,324	$11.91

As of December 31, 2018 and 2017, the unrecognized compensation cost related to nonvested shares granted under the Plans was $812 and $918, respectively.   There were 38,237 shares that vested during the year ended December 31, 2018.

There were 33,837 shares remaining available for stock option grants and restricted stock awards under the 2009 Plan at December 31, 2018.

NOTE 16 – PREFERRED STOCK

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

For each share of Series B Preferred Stock sold in the Private Placement, the Company also issued, at no additional charge, a Warrant to purchase common stock of the Company.  See Note 17-Common Stock Warrants for additional information.

Conversion of Series B Preferred Stock to Common Stock:

On September 29, 2017, the Company announced the conversion of its Series B Preferred Stock into shares of Common Stock of the Company.  The conversion was effective October 6, 2017, and resulted in the conversion of all 480,000 of the Company’s issued and outstanding shares of Series B Preferred Stock into approximately 6,857,143 shares of Common Stock (prior to the 1-for-5.5 reverse stock split effective August 20, 2018), or approximately 1,246,753 shares of Common Stock on a post-reverse-split basis.

The conversion of the Series B Preferred Stock resulted in the elimination of the non-cumulative preferred dividend payments on the Series B Preferred Stock in the aggregate amount of approximately $187,500 quarterly ($750,000 annually) beginning with the 4th quarter of 2017.

NOTE 17 – COMMON STOCK WARRANTS

Series B Preferred Stock – Warrants:

For each share of Series B Preferred Stock issued by the Company in the Private Placement, the Company also issued, at no additional charge, a Warrant to purchase (i) 2.00 shares of common stock of the Company (or 0.364 shares on a post-reverse-split basis) if the purchaser purchased less than $700 (28,000 shares) of Series B Preferred Stock in the Private Placement, or (ii) 3.25 shares of common stock (or 0.591 shares on a post-reverse-split basis) if the purchaser purchased $700 (28,000 shares) or more of Series B Preferred Stock in the Private Placement.  Warrants to purchase an aggregate of 1,152,125 shares of common stock (or 209,477 shares on a post-reverse-split basis) were issued by the Company to the purchasers of the 480,000 shares of Series B Preferred Stock sold in the Private Placement.  The Warrants are exercisable for a period of approximately five (5) years expiring on July 15, 2019, at an exercise price of $10.18 (on a post-reverse-split basis) per share of common stock.  As of December 31, 2018, warrants to purchase an aggregate of 135,302 share of common stock (on a post-reverse-split basis) were outstanding.

NOTE 18 – REGULATORY CAPITAL MATTERS

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

In July 2013, the Holding Company’s primary federal regulator, the FRB, published final rules (the “Basel III Capital Rules”) establishing a new comprehensive capital framework for U.S. banking organizations.  The rules implement the Basel Committee's December 2010 framework known as “Basel III” for strengthening international capital standards as well as certain provisions of the Dodd-Frank Act.  The Basel III Capital Rules provide higher capital requirements and more restrictive leverage and liquidity ratios than those previously in place.  In addition, in order to avoid limitations on capital distributions, such as dividend payments and certain bonus payments to executive officers, the Basel III Capital Rules require insured financial institutions to hold a capital conservation buffer of common equity tier 1 capital above the minimum risk-based capital requirements.  The capital conservation buffer was phased in over time, became fully effective on January 1, 2019, and consists of an additional amount of common equity equal to 2.5% of risk-weighted assets.  The Basel III Capital Rules revise the regulatory agencies' prompt corrective action framework by incorporating the new regulatory capital minimums and updating the definition of common equity.  The Basel III Capital Rules became effective for the Company on January 1, 2015, and were fully phased in effective January 1, 2019.  Quantitative measures established by the Basel III Capital Rules to ensure capital adequacy require the maintenance of minimum amounts and ratios of Common Equity Tier 1 capital, Tier 1 capital and Total capital, as defined in the regulations, to risk-weighted assets, and of Tier 1 capital to adjusted quarterly average assets (“Leverage Ratio”).  CFBank’s implementation of the new rules on January 1, 2015 did not have a material impact on our capital needs or classification.

As fully phased in on January 1, 2019, the Basel III Capital Rules require CFBank to maintain: 1) a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of 4.5%, plus a 2.5% “capital conservation buffer” (resulting in a minimum ratio of Common

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Equity Tier 1 capital to risk-weighted assets of 7.0% upon full implementation); 2) a minimum ratio of Tier 1 capital to risk-weighted assets of 6.0%, plus the capital conservation buffer (resulting in a minimum Tier 1 capital ratio of 8.5% upon full implementation); 3) a minimum ratio of Total capital to risk-weighted assets of 8.0%, plus the capital conservation buffer (resulting in a minimum Total capital ratio of 10.5% upon full implementation); and 4) a minimum Leverage Ratio of 4.0%.

The implementation of the capital conservation buffer began on January 1, 2016 at the 0.625% level and was phased in over a four-year period increasing by increments of that amount on each subsequent January 1 until it reached 2.5% on January 1, 2019.  The capital conservation buffer was 1.88% at December 31, 2018.  The capital conservation buffer is designed to absorb losses during periods of economic stress.  Failure to maintain the minimum Common Equity Tier 1 capital ratio plus the capital conservation buffer will result in potential restrictions on a banking institution’s ability to pay dividends, repurchase stock and/or pay discretionary compensation to its employees.

The following tables present actual and required capital ratios as of December 31, 2018 and December 31, 2017 for CFBank under the Basel III Capital Rules.  The minimum required capital amounts presented include the minimum required capital levels as of December 31, 2018, based on the phase-in provisions of the Basel III Capital Rules and the minimum required capital levels as of January 1, 2019 when the Basel III Capital Rules have been fully phased-in.  Capital levels required to be considered well capitalized are based upon prompt corrective action regulations, as amended to reflect the changes under the Basel III Capital Rules.

	Actual		Minimum Capital Required-Basel III Phase-In Schedule		Minimum Capital Required-Basel III Fully Phased-In		To Be Well Capitalized Under Applicable Regulatory Capital Standards
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2018
Total Capital to risk weighted assets	$69,066	12.37%	$55,164	9.88%	$58,626	10.50%	$55,834	10.00%
Tier 1 (Core) Capital to risk weighted assets	62,085	11.12%	43,998	7.88%	47,459	8.50%	44,668	8.00%
Common equity tier 1 capital to risk-weighted assets	62,085	11.12%	35,622	6.38%	39,084	7.00%	36,292	6.50%
Tier 1 (Core) Capital to adjusted total assets (Leverage ratio)	62,085	10.13%	24,526	4.00%	24,526	4.00%	30,658	5.00%

	Actual		Minimum Capital Required-Basel III Phase-In Schedule		Minimum Capital Required-Basel III Fully Phased-In		To Be Well Capitalized Under Applicable Regulatory Capital Standards
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2017
Total Capital to risk weighted assets	$48,271	11.91%	$37,492	9.25%	$42,559	10.50%	$40,532	10.00%
Tier 1 (Core) Capital to risk weighted assets	43,179	10.65%	29,386	7.25%	34,452	8.50%	32,426	8.00%
Common equity tier 1 capital to risk-weighted assets	43,179	10.65%	23,306	5.75%	28,372	7.00%	26,346	6.50%
Tier 1 (Core) Capital to adjusted total assets (Leverage ratio)	43,179	9.37%	18,432	4.00%	18,432	4.00%	23,040	5.00%

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

Dividend Restrictions:

Banking regulations require us to maintain certain capital levels and may limit the dividends paid by CFBank to the Holding Company or by the Holding Company to stockholders.  The ability of the Holding Company to pay dividends on its common stock is dependent upon the amount of cash and liquidity available at the Holding Company level, as well as the receipt of dividends and other distributions from CFBank to the extent necessary to fund such dividends.  The Holding Company is a legal entity that is separate and distinct from CFBank, which has no obligation to make any dividends or other funds available for the payment of dividends by the Holding Company.  The Holding Company also is subject to various legal and regulatory policies and guidelines impacting the Holding Company’s ability to pay dividends on its stock.  In addition, the Holding Company’s ability to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

pay dividends on its stock is conditioned upon the payment, on a current basis, of quarterly interest payments on the subordinated debentures underlying the Company’s trust preferred securities.  Finally, under the terms of the Holding Company’s fixed-to-floating rate subordinated debt, the Holding Company’s ability to pay dividends on its stock is conditioned upon the Holding Company continuing to make required principal and interest payments, and not incurring an event of default, with respect to the subordinated debt.

The Holding Company’s ability to pay dividends on its stock is also conditioned upon the payment, on a current basis, of quarterly interest payments on the subordinated debentures underlying the Company’s trust preferred securities.

Additionally, CFBank does not intend to make distributions to the Holding Company that would result in a recapture of any portion of its thrift bad debt reserve as discussed in Note 13-Income Taxes.

NOTE 19 – DERIVATIVE INSTRUMENTS

Interest-rate swaps:

CFBank utilizes interest-rate swaps as part of its asset liability management strategy to help manage its interest rate risk position and does not use derivatives for trading purposes.  The notional amount of the interest-rate swaps does not represent amounts exchanged by the parties.  The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest-rate swap agreements.  CFBank was party to interest-rate swaps with a combined notional amount of $1,359 at December 31, 2018 and $2,185 at December 31, 2017.

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

The counterparty to CFBank’s interest-rate swaps is exposed to credit risk whenever the interest-rate swaps are in a liability position.  At December 31, 2018, CFBank had $104 in securities pledged as collateral for these derivatives. Should the liability increase beyond the collateral value, CFBank will be required to pledge additional collateral.

Additionally, CFBank’s interest-rate swap instruments contain provisions that require CFBank to remain well capitalized under regulatory capital standards. The interest-rate swaps may be called by the counterparty if CFBank fails to maintain well-capitalized status under regulatory capital standards.  As of December 31, 2018, CFBank was well-capitalized under regulatory capital standards.

Summary information about the derivative instruments is as follows:

	2018	2017
Notional amount	$1,359	$2,185
Weighted average pay rate on interest-rate swaps	3.12%	3.75%
Weighted average receive rate on interest-rate swaps	2.49%	1.52%
Weighted average maturity (years)	2.0	2.1
Fair value of interest-rate swaps	$(17)	$(56)
Fair value of yield maintenance provisions	$17	$56

The fair value of the yield maintenance provisions and interest-rate swaps is recorded in other assets and other liabilities, respectively, in the consolidated balance sheet.  Changes in the fair value of the yield maintenance provisions and interest-rate swaps are reported currently in earnings, as other noninterest income in the consolidated statements of income.  There were no net gains or losses recognized in earnings related to yield maintenance provisions and interest-rate swaps in 2018 or 2017.

Mortgage banking derivatives:

Commitments to fund certain mortgage loans (interest rate locks) to be sold into the secondary market are considered derivatives.  These mortgage banking derivatives are not designated in hedge relationships.  The Company had approximately $55,220 and $2,390 of interest rate lock commitments related to residential mortgage loans at December 31, 2018 and December 31, 2017, respectively.  The fair value of these mortgage banking derivatives was reflected by a derivative asset of $721 and $11 at December 31, 2018 and December 31, 2017, respectively, which was included in other assets in the consolidated balance sheet. Fair values were estimated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

based on anticipated gains on the sale of the underlying loans. Changes in the fair values of these mortgage banking derivatives are included in net gains on sales of loans.

Mortgage banking activities include two types of commitments: rate lock commitments and forward loan commitments. Rate lock commitments are loans in our pipeline that have an interest rate locked with the customer. The commitments are generally for periods of 30-60 days and are at market rates. In order to mitigate the effect of the interest rate risk inherent in providing rate lock commitments, we economically hedge our commitments by entering into either a forward loan sales contract under best efforts or a trade of “to be announced (TBA)” mortgage-backed securities (“notional securities”) for mandatory delivery. The changes in fair value related to movements in market rates of the rate lock commitments and the forward loan sales contracts and notional securities generally move in opposite directions, and the net impact of changes in these valuations on net income during the loan commitment period is generally inconsequential. The Company has not formally designated these derivatives as a qualifying hedge relationship and, accordingly, accounts for such forward contracts as freestanding derivatives with changes in fair value recorded to earnings each period.

The following table reflects the amount and market value of mortgage banking derivatives included in the consolidated balance sheet as of the period end (in thousands):

	December 31, 2018		December 31, 2017
	Notional Amount	Fair Value	Notional Amount	Fair Value
Assets:
Interest rate commitments	$55,220	$721	$2,390	$11
TBA mortgage-back securities	33,250	(342)	-	-

The following table represents the revenue recognized on mortgage activities for the years ended December 31, 2018 and 2017:

	December 31, 2018	December 31, 2017
Gain on loans sold	$1,152	$94
Gain (loss) from change in fair value of loans held-for-sale	373	(32)
Gain (loss) from change in fair value of derivatives	402	13
	$1,927	$75

NOTE 20 – LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

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

The contractual amounts of financial instruments with off-balance-sheet risk at year end were as follows:

	2018		2017
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans	$80,528	$36,542	$15,856	$21,716
Unused lines of credit	$6,218	$50,355	$8,068	$38,760
Standby letters of credit	$946	$-	$1,115	$-

Commitments to make loans are generally made for periods of 60 days or less, except for construction loan commitments, which are typically for a period of one year, and loans under a specific drawdown schedule, which are based on the individual contracts.  The fixed-rate loan commitments had interest rates ranging from 3.75% to 6.25% and maturities ranging from 5  months to 30 years at December 31, 2018. The fixed-rate loan commitments had interest rates ranging from 2.00% to 5.88% and maturities ranging from 21 months to 30 years at December 31, 2017.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 21 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Central Federal Corporation follows:

	2018	2017
Assets
Cash and cash equivalents	$2,675	$523
Investment in banking subsidiary	62,479	43,633
Investment in and advances to other subsidiary	233	228
Other assets	1,213	1,232
Total assets	$66,600	$45,616

Liabilities and Equity
Subordinated debentures	$14,767	$5,155
Other borrowings	6,000	-
Accrued expenses and other liabilities	274	200
Stockholders' equity	45,559	40,261
Total liabilities and stockholders' equity	$66,600	$45,616

	2018	2017

Interest income	$-	$4
Other income	95	48
Interest expense	604	212
Other expense	877	815
Loss before income tax and before undistributed subsidiary income	(1,386)	(975)
Tax effect	290	330
Loss after income tax and before undistributed subsidiary income	(1,096)	(645)
Equity in undistributed subsidiary income	5,369	1,991
Net income	$4,273	$1,346
Comprehensive income	$4,247	$1,297

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

	2018	2017
Cash flows from operating activities
Net Income	$4,273	$1,346
Adjustments:
Effect of subsidiaries' operations	(5,369)	(1,991)
Change in other assets and other liabilities	95	(268)
Net cash used by operating activities	(1,001)	(913)

Cash flows from investing activities
Investments in banking subsidiary	(13,133)	-
Net cash used by investing activities	(13,133)	-

Cash flows from financing activities
Proceeds from other borrowings	8,000	-
Repayments of other borrowings	(2,000)	-
Net proceeds from issuance of subordinated debentures	9,612	-
Acquisition of treasury shares surrendered upon vesting of restricted stock for payment of taxes	(42)	(49)
Exercise of warrants to common stock	716	38
Dividends paid on Series B preferred stock	-	(750)
Net cash from (used by) financing activities	16,286	(761)
Net change in cash and cash equivalents	2,152	(1,674)
Beginning cash and cash equivalents	523	2,197
Ending cash and cash equivalents	$2,675	$523

NOTE 22 – EARNINGS PER COMMON SHARE

The two-class method is used in the calculation of basic and diluted earnings per share.  Under the two-class method, earnings available to common stockholders for the period are allocated between common stockholders and participating securities (unvested share-based awards) according to dividends declared (or accumulated) and participation rights in undistributed earnings.  The factors used in the earnings per share computation follow:

	December 31, 2018	December 31, 2017
Basic
Net income	$4,273	$1,346
Dividends on Series B preferred stock, accretion of discount and value of warrants exercised	62	(666)
Net income allocated to common stockholders	$4,335	$680

Weighted average common shares outstanding including unvested share-based payment awards (1)	4,260,617	3,259,662
Less: Unvested share-based payment awards	-	-
Average shares	4,260,617	3,259,662
Basic earnings per common share	$1.02	$0.21

Diluted
Net earnings allocated to common stockholders	$4,335	$680
Add back: Preferred Dividends on Series B stock and accretion of discount	-	-
Net earnings allocated to common stockholders	$4,335	$680

Weighted average common shares outstanding for basic earnings per common share (1)	4,260,617	3,259,662
Add: Dilutive effects of assumed exercises of stock options	40,903	39,361
Add: Dilutive effects of assumed exercises of stock warrants	42,210	207,586
Average shares and dilutive potential common shares	4,343,730	3,506,609
Diluted earnings per common share	$1.00	$0.19
(1)	Adjusted for 1-for-5.5 reverse stock split on August 20, 2018. 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following potential common shares were anti-dilutive and not considered in computing diluted earnings per common share.

	2018	2017
Stock options	792	981

NOTE 23 - CONTINGENT LIABILITIES

General Litigation:

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business.  It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Company.

NOTE 24 - ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table summarizes the changes within each classification of accumulated other comprehensive income, net of tax, for the year ended December 31, 2018 and December 31, 2017 and summarizes the significant amounts reclassified out of each component of accumulated other comprehensive income:

Changes in Accumulated Other Comprehensive Income by Component
For the Year Ended December 31, 2018 and 2017 (1)

	Unrealized Gains and Losses on Available-for-Sale Securities

	2018	2017
Accumulated other comprehensive income (loss), beginning of period	$(47)	$2
Other comprehensive gain (loss) before reclassifications	(26)	(49)
Less amount reclassified from accumulated other comprehensive loss (2)	-	-
Net current-period other comprehensive income (loss)	(26)	(49)
Accumulated other comprehensive income (loss), end of period	$(73)	$(47)

(1)	All amounts are net of tax. Amounts in parentheses indicate a reduction of other comprehensive income.
(2)	There were no amounts reclassified out of other comprehensive income for year ended December 31, 2018 and December 31, 2017.

Central Federal Corporation and CFBank	Central Federal Corporation Officers
Board of Directors
Timothy T. O’Dell
Robert E. Hoeweler	President and Chief Executive Officer
Chief Executive Officer, Hoeweler Holdings
Chairman of the Board, Central Federal Corporation and CFBank	John W. Helmsdoerfer, CPA
Executive Vice President,
Thomas P. Ash	Chief Financial Officer and Treasurer
Director of Governmental Relations
Buckeye Association of School Administrators	Barbara Pyke
Corporate Secretary
Edward W. Cochran
Attorney
CFBank Executive Officers
James H. Frauenberg II
Principal Owner,	Timothy T. O’Dell
Addison Holdings LLC	President and Chief Executive Officer

Robert H. Milbourne	John W. Helmsdoerfer, CPA
RHM Advisors	Executive Vice President and
Chief Financial Officer
David L. Royer
Executive Vice President of Development,
Continental Real Estate Companies

Timothy T. O’Dell
President and Chief Executive Officer,
Central Federal Corporation and CFBank

CFBank Office Locations
(Markets Served)

Worthington, Ohio (Greater Columbus)*	Glendale, Ohio (Cincinnati)*
7000 North High Street	38 Village Square
Worthington, Ohio 43085	Glendale, Ohio 45246
614-334-7979	513-772-0263

Columbus, Ohio (Greater Columbus)***	Blue Ash, Ohio (Cincinnati- to open in March, 2019)*
8101 North High Street, Suite 180	10300 Alliance Road #150
Columbus, Ohio 43235	Cincinnati, Ohio 45242
614-639-6333	513-427-3005

Woodmere, Ohio (Greater Cleveland)**	Wellsville, Ohio (Columbiana County)*
28879 Chagrin Blvd.	601 Main Street
Woodmere, Ohio 44122	Wellsville, Ohio 43968
216-468-3100	330-532-1517

Fairlawn, Ohio (Akron/Canton)*	Calcutta, Ohio (Columbiana County)*
3009 Smith Road, Suite 100	49028 Foulks Drive
Fairlawn, Ohio 44333	Calcutta, Ohio 43920
330-666-7979	330-385-4323

*   Full service branch

**  Agency office

*** Loan production office

Corporate Data

Annual Report

A  COPY OF THE ANNUAL REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE WITHOUT CHARGE UPON WRITTEN REQUEST TO:

John W. Helmsdoerfer, CPA

Executive Vice President and Chief Financial Officer

Central Federal Corporation

7000 North High Street

Worthington, Ohio 43085

Phone: 614-318-4661

Fax: 614-334-7980

Email: Johnhelmsdoerfer@cfbankmail.com

Annual Meeting

The Annual Meeting of Shareholders of Central Federal Corporation will be held at 10:00 a.m., local time, on Wednesday, May 29, 2019, at the New Albany Country Club, 1 Club Lane, New Albany, Ohio 43054.

Shareholder Services

Computershare, Inc. serves as transfer agent for Central Federal Corporation shares. Communications regarding change of address, transfer of shares or lost certificates should be sent to:

Computershare, Inc.

250 Royall Street

Canton, MA 02021

Phone: 1-800-368-5948