Form 10-K, Exhibit 13
period 2019-12-31
CENTRAL FEDERAL CORP
filed 2020-03-16
CIK 1070680

Exhibit 13.1

Annual Report to Security Holders For the Fiscal Year ended December 31, 2019

Dear fellow Shareholders,

Our story for 2019 consists of a breakout performance year in terms of elevated Earnings along with overall performance as we achieved benefit from increasing scale, expanding fee income, along with geographic and product diversification. Here are just a few of the highlights from last year:

➢	Sandler O’Neill (now Piper-Sandler) recognized us as a top performer, selecting CFBank as one of only 30 small-cap institutions nationwide in the Sm-All Stars Class of 2019.
➢	CB Resource, Inc. recently ranked us in the top 10% of our 496 member peer group in overall performance.
➢	We posted above average Return on Assets (ROA) of 1.3% for the year, including quarterly ROA higher than 1.4% for both the 3rd and 4th quarters of 2019.
➢	Our CF Team’s loans grew by over 20%, while at the same time credit quality – already strong – became even stronger, with 2019 being our 6th consecutive year in which we achieved net loan recoveries.
➢

We executed on our prior year goal of increasing noninterest income, increasing fee income by over 300% during 2019, driven primarily by Residential Mortgage Lending as well as SBA Lending and SWAP fee income.

Looking ahead to 2020, we expect to build upon our 2019 results. Our 2020 theme which we are rallying around is: “Good to Great!”

We have stronger and more diverse pipelines in terms of geography and products than we had this time last year, expanding our customer niche as we’ve grown. Our growing team is more talented and diverse than ever. We are realizing benefits from both increasing scale as well as the earlier investments for expanding our market presence into Cincinnati, along with growing our Residential Mortgage and SBA Lending businesses. Our business model consisting of strong credit discipline couples with a highly effective Team Sales Culture, positioning us uniquely to take advantage of quality growth opportunities.

We believe that we have all the key business factors in place, including capital, to execute our business plans.

As a shareholder, you are invited to become a CFBank customer and experience our commitment to service for yourself. Please feel free to contact me directly at 614-318-4660 to learn more about our full service commercial and consumer products and services.

We are enthused and bullish about our opportunities for the coming year and intend to continue to build upon our solid 2019 results. Our team believes that we are just getting revved up!

On behalf of our CFBank colleagues and our Directors, we express our appreciation and sincere thanks to you for your continued support.

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

	At December 31,
	2019	2018	2017	2016	2015
	(Dollars in thousands)
Selected Financial Condition Data:
Total assets	$880,545	$665,025	$481,425	$436,112	$351,293
Cash and cash equivalents	45,879	67,304	45,498	57,941	25,895
Securities available for sale	8,174	10,114	11,773	14,058	9,368
Loans held for sale	135,711	17,385	1,124	2,812	889
Loans and leases, net (1)	663,303	550,683	406,406	346,125	297,064
Allowance for loan and lease loss (ALLL)	7,138	7,012	6,970	6,925	6,620
Nonperforming assets	2,439	415	470	908	3,061
Foreclosed assets	-	38	-	204	1,636
Deposits	746,323	579,786	419,028	375,364	290,467
FHLB advances and other debt	29,017	19,500	13,500	13,500	14,500
Subordinated debentures	14,806	14,767	5,155	5,155	5,155
Total stockholders' equity	80,664	45,559	40,261	39,292	38,312

	For the year ended December 31,
	2019	2018	2017	2016	2015
	(Dollars in thousands)
Summary of Operations:
Total interest income	$35,104	$24,886	$17,207	$14,409	$12,405
Total interest expense	13,404	6,997	3,534	3,096	2,608
Net interest income	21,700	17,889	13,673	11,313	9,797
Provision for loan and lease losses	-	-	-	230	250
Net interest income after provision for loan and lease losses	21,700	17,889	13,673	11,083	9,547
Noninterest income:
Net loss on sale of securities	-	-	-	-	(12)
Other	11,720	2,716	743	1,177	1,360
Total noninterest income	11,720	2,716	743	1,177	1,348
Noninterest expense	21,379	15,275	10,955	9,823	9,611
Income before income taxes	12,041	5,330	3,461	2,437	1,284
Income tax expense (benefit)	2,440	1,057	2,115	810	(3,193)
Net income	$9,601	$4,273	$1,346	$1,627	$4,477

Management’s Discussion and Analysis of Financial Condition and Results of Operations

	At or for the year ended December 31,
	2019	2018	2017	2016	2015
	(Dollars in thousands)
Selected Financial Ratios and Other Data:
Performance Ratios (2)
Return on average assets	1.30%	0.78%	0.31%	0.43%	1.36%
Return on average equity	17.57%	10.11%	3.36%	4.19%	12.84%
Average yield on interest-earning assets (3)	4.98%	4.75%	4.25%	4.09%	4.06%
Average rate paid on interest-bearing liabilities	2.38%	1.71%	1.14%	1.06%	1.00%
Average interest rate spread (4)	2.60%	3.04%	3.11%	3.03%	3.06%
Net interest margin, fully taxable equivalent (5)	3.08%	3.41%	3.38%	3.21%	3.21%
Average interest-earning assets to interest bearing liabilities	124.90%	128.04%	130.09%	121.04%	117.42%
Efficiency ratio (6)	63.97%	74.13%	75.99%	78.65%	86.14%
Noninterest expenses to average assets	2.89%	2.78%	2.54%	2.60%	2.92%
Common stock dividend payout ratio	n/m	n/m	n/m	n/m	n/m

Capital Ratios: (2)
Equity to total assets at end of period	9.16%	6.85%	8.36%	9.01%	10.91%
Average equity to average assets	7.39%	7.68%	9.28%	10.27%	10.60%
Tier 1 (core) capital to adjusted total assets (Leverage ratio) (7)	10.58%	10.13%	9.37%	9.66%	11.12%
Total capital to risk weighted assets (7)	12.96%	12.37%	11.91%	12.46%	13.67%
Tier 1 (core) capital to risk weighted assets (7)	11.97%	11.12%	10.65%	11.20%	12.40%
Common equity tier 1 capital to risk weighted assets (7)	11.97%	11.12%	10.65%	11.20%	12.40%

Asset Quality Ratios: (2)
Nonperforming loans to total loans (8)	0.36%	0.07%	0.11%	0.20%	0.47%
Nonperforming assets to total assets (9)	0.28%	0.06%	0.10%	0.21%	0.87%
Allowance for loan and lease losses to total loans	1.06%	1.26%	1.69%	1.96%	2.18%
Allowance for loan and lease losses to nonperforming loans (8)	292.66%	1859.95%	1482.98%	983.66%	464.56%
Net charge-offs (recoveries) to average loans	(0.02%)	(0.01%)	(0.01%)	(0.02%)	(0.02%)

Per Share Data: (10)
Basic earnings per common share	$2.05	$1.02	$0.21	$0.28	$1.27
Diluted earnings per common share	2.03	1.00	0.19	0.28	1.10
Dividends declared per common share	-	-	-	-	-
Tangible book value per common share at end of period	12.40	10.51	9.48	9.19	9.02

(1)	Loans and leases, net represents the recorded investment in loans net of the ALLL.
(2)	Asset quality ratios and capital ratios are end-of-period ratios. All other ratios are based on average monthly balances during the indicated periods.
(3)	Calculations of yield are presented on a taxable equivalent basis using the federal income tax rate.
(4)	The average interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(5)	The net interest margin represents net interest income as a percent of average interest-earning assets.
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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

FORWARD LOOKING STATEMENTS

Statements in this annual report that are not statements of historical fact are forward-looking statements which are made in good faith by us. Forward-looking statements include, but are not limited to: (1) projections of revenues, income or loss, earnings or loss per share of common stock, capital structure and other financial items; (2) plans and objectives of the management or Boards of Directors of Central Federal Corporation (the “Holding Company”) or CFBank, National Association (“CFBank”); (3) statements regarding future events, actions or economic performance; and (4) statements of assumptions underlying such statements.  Words such as "estimate," "strategy," "may," "believe," "anticipate," "expect," "predict," "will," "intend," "plan," "targeted," and the negative of these terms, or similar expressions, are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.  Various risks and uncertainties may cause actual results to differ materially from those indicated by our forward-looking statements, including, without limitation, those detailed from time to time in our reports filed with the Securities and Exchange Commission (the “SEC”), including those identified in “Item 1A. Risk Factors” of Part I of our Form 10-K filed with the SEC for the year ended December 31, 2019.

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

CFBank has a presence in four major metro Ohio markets – Columbus, Cleveland, Cincinnati and Akron – as well as its two branch locations in Columbiana County, Ohio.  In March 2019, CFBank opened a branch location in Blue Ash, Ohio, which is its second location in the Cincinnati market.  CFBank provides personalized Business Banking products and services including commercial loans and leases, commercial and residential real estate loans, equipment leasing, SBA loans and treasury management depository services.  In addition, CFBank also has a national residential lending platform.  As a full service commercial bank, our business, along with our products and services, is focused on serving the banking and financial needs of closely held businesses.  Our business model emphasizes personalized service, customer access to decision makers, quick execution, and the convenience of online internet banking, mobile banking, remote deposit and corporate treasury management.  In addition, CFBank provides residential lending and full service retail banking services and products.  Most of our deposits and loans come from our market area.  Because of CFBank’s concentration of business activities in Ohio, the Company’s financial condition and results of operations depend in large part upon economic conditions in Ohio.

Our principal market area for loans and deposits includes the following Ohio counties: Franklin County through our office in Worthington, Ohio and our loan production office in Columbus, Ohio; Summit County through our office in Fairlawn, Ohio; Hamilton County through our offices in Glendale and Blue Ash, Ohio; Columbiana County through our offices in Calcutta and Wellsville, Ohio; and Cuyahoga County, through our agency office in Woodmere, Ohio.

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

Net income is also affected by, among other things, provisions for loan and lease losses, loan fee income, service charges, gains on loan sales, operating expenses, and taxes.  Operating expenses principally consist of employee compensation and benefits, occupancy, advertising and marketing, data processing, professional fees, FDIC insurance premiums and other general and administrative expenses.  Our results of operations are significantly affected by general economic and competitive conditions, changes in market interest rates and real estate values, government policies and actions of regulatory authorities.  Our regulators have extensive discretion in their supervisory and enforcement activities, including the authority to impose restrictions on our operations, to classify our assets and to require us to increase the level of our allowance for loan and lease losses.  Any change in such regulation and

Management’s Discussion and Analysis of Financial Condition and Results of Operations

oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our business, financial condition, results of operations and/or cash flows.

Management’s discussion and analysis represents a review of our consolidated financial condition and results of operations for the periods presented.  This review should be read in conjunction with our consolidated financial statements and related notes.

Financial Condition

General.    Assets totaled $880.5 million at December 31, 2019 and increased $215.5 million, or 32.4%, from $665.0 million at December 31, 2018.  The increase was primarily due to a $118.3 million increase in loans held for sale, and a $112.6 million increase in net loan balances, partially offset by a $21.4 million decrease in cash and cash equivalents.

Cash and cash equivalents.    Cash and cash equivalents totaled $45.9 million at December 31, 2019, and decreased $21.4 million, or 31.8%, from $67.3 million at December 31, 2018.  The decrease in cash and cash equivalents was primarily attributed to an increase in loans and loans held for sale, partially offset by an increase in deposit balances.

Securities.  Securities available for sale totaled $8.2 million at December 31, 2019, and decreased $1.9 million, or 19.2%, compared to $10.1 million at December 31, 2018.  The decrease was primarily due to principal maturities.

Loans held for sale.  Loans held for sale totaled $135.7 million at December 31, 2019 and increased $118.3 million, or 680.6%, from $17.4 million at December 31, 2018.  The increase was due to increased mortgage volume activity.

Loans and Leases.    Net loans and leases totaled $663.3 million at December 31, 2019, and increased $112.6 million, or 20.5%, from $550.7 million at December 31, 2018.  The increase was primarily due to a $74.1 million increase in commercial real estate loan balances and a $43.8 million increase in commercial loan balances, partially offset by an $8.4 million decrease in multi-family loan balances.  The increases in the aforementioned loan balances were primarily due to increased sales activity and new relationships.

CFBank has participated in a Mortgage Purchase Program with Northpointe Bank (Northpointe), a Michigan banking corporation, since December 2012.  Pursuant to the terms of a participation agreement, CFBank purchases participation interests in loans made by Northpointe related to fully underwritten and pre-sold mortgage loans originated by various prescreened mortgage brokers located throughout the U.S.  The underlying loans are individually (MERS) registered loans which are held until funded by the end investor.  The mortgage loan investors include Fannie Mae and Freddie Mac, and other major financial institutions.  This process on average takes approximately 14 days.  Given the short-term holding period of the underlying loans, common credit risks (such as past due, impairment and TDR, nonperforming, and nonaccrual classification) are substantially reduced.  Therefore, no allowance is allocated by CFBank to these loans.  These loans are 100% risk rated for CFBank capital adequacy purposes.  Under the participation agreement, CFBank agrees to purchase a 95% ownership/participation interest in each of the aforementioned loans, and Northpointe maintains a 5% ownership interest in each loan it participates.  During the twelve months ended December 31, 2019 and December 31, 2018, loan origination activity totaled $844.7 million and $615.1 million, respectively, and payoffs for the same period totaled $855.5 million and $616.0 million, respectively.  At December 31, 2019 and December 31, 2018, CFBank held $26.0 million and $36.8 million, respectively, of such loans which are included in single-family residential loan totals.

Allowance for loan and  lease losses (ALLL).  The allowance for loan and lease losses totaled $7.1 million at December 31, 2019, and increased $126,000, or 1.8%, from $7.0 million at December 31, 2018.  The increase in the ALLL is due to net recoveries during the year ended December 31, 2019.  The ratio of the ALLL to total loans was 1.06% at December 31, 2019, compared to 1.26% at December 31, 2018.

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

The ALLL consists of specific and general components.  The specific component relates to loans that are individually classified as impaired.  A loan is impaired when, based on current information and events, it is probable that CFBank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Substandard loans of all classes within the commercial, commercial real estate and multi-family residential loan segments, regardless of size, and loans of all other risk classifications with balances over $250,000, are individually evaluated for impairment when they are 90 days past due, or earlier than 90 days past due if information regarding the payment capacity of the borrower indicates that payment in full according to the loan terms is doubtful.  If a

Management’s Discussion and Analysis of Financial Condition and Results of Operations

loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate, or at the fair value of collateral, less costs to sell, if repayment is expected solely from the collateral.  Large groups of smaller balance loans, such as consumer and single-family residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.  Loans within any class for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings (TDRs) and are classified as impaired.  See Notes 1 and 4 to our consolidated financial statements included in this annual report for additional information regarding the ALLL.

Individually impaired loans totaled $4.6 million at December 31, 2019, and increased $1.4 million, or 45.9%, from $3.2 million at December 31, 2018.  The increase was primarily due to a commercial real estate loan that became impaired during the first quarter of 2019.    The amount of the ALLL specifically allocated to individually impaired loans totaled $35,000 at December 31, 2019 and $22,000 at December 31, 2018.  The increase in the ALLL specifically allocated to impaired loans was primarily due to management’s updated analysis.

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

Nonperforming loans, which are nonaccrual loans and loans 90 days past due but still accruing interest, totaled $2.4 million at December 31, 2019, and increased $2.1 million from  $377,000 at December 31, 2018.  The increase was primarily due to a commercial real estate loan that became nonaccrual during the first quarter of 2019. The ratio of nonperforming loans to total loans was 0.36% at December 31, 2019, compared to 0.07% at December 31, 2018.

The following table presents information regarding the number and balance of nonperforming loans at December 31, 2019 and December 31, 2018.

	December 31, 2019		December 31, 2018
	# of loans	Balance	# of loans	Balance
	(dollars in thousands)
Commercial	1	$85	1	$100
Single-family residential real estate	6	550	4	167
Commercial real estate	1	1,689	-	-
Home equity lines of credit	4	115	2	89
Other Consumer	-	-	1	21
Total	12	$2,439	8	$377

Nonaccrual loans include some nonperforming loans that were previously modified and identified as TDRs.  TDRs included in nonaccrual loans totaled $85,000 at December 31, 2019 and $100,000 at December 31, 2018.  The decrease in TDRs included in nonaccrual loans was primarily due to loan repayments.

Nonaccrual loans at December 31, 2019 and December 31, 2018 do not include $2.8 million and $3.1 million, respectively, of TDRs where customers have established a sustained period of repayment performance, generally six months, loans are current according to their modified terms and repayment of the remaining contractual payments is expected.  These loans are included in total impaired loans.  See Notes 1 and 4 to our consolidated financial statements included in this annual report for additional information regarding impaired loans and nonperforming loans.

The general reserve component of our ALLL covers non-impaired loans of all classes and is based on historical loss experience adjusted for current factors.  The historical loss experience is determined by loan class and is based on the actual loss history experienced by CFBank over a three-year period.  The general component is calculated based on CFBank’s loan balances and actual three-year historical loss rates.  For loans with little or no actual loss experience, industry estimates are used based on loan segment. This actual loss experience is supplemented with other economic and judgmental factors based on the risks present for each loan class.  These economic and judgmental factors include consideration of the following:  levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.

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

The level of total criticized and classified loans increased by $547,000 during the twelve months ended December 31, 2019 due to downgrades of certain loans during the year.  Loans designated as special mention decreased $2.0 million, or 28.6%, and totaled $5.0 million at December 31, 2019, compared to $7.0 million at December 31, 2018.  Loans classified as substandard increased $2.6 million, or 77.5%, and totaled $5.9 million at December 31, 2019, compared to $3.3 million at December 31, 2018.  No loans were classified as doubtful at December 31, 2019 or December 31, 2018.  See Note 4 to our consolidated financial statements included in this annual report for additional information regarding risk classification of loans.

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

Total past due loans increased $4.1 million, and totaled $5.2 million at December 31, 2019, compared to $1.1 million at December 31, 2018.  Past due loans totaled 0.8% of the loan portfolio at December 31, 2019, compared to 0.2% at December 31, 2018.  See Note 4 to our consolidated financial statements included in this annual report for additional information regarding loan delinquencies.

All lending activity involves risk of loss.  Certain types of loans, such as option adjustable-rate mortgage (ARM) products, junior lien mortgages, high loan-to-value ratio mortgages, interest only loans, subprime loans and loans with initial teaser rates, can have a greater risk of non-collection than other loans.  CFBank has not engaged in subprime lending or used option ARM products.

Unsecured commercial loans may present a higher risk of non-collection than secured commercial loans.  Unsecured commercial loans totaled $16.6 million, or 9.7% of the commercial loan portfolio, at December 31, 2019 and $6.5 million, or 5.1% of the commercial loan portfolio, at December 31, 2018.   The unsecured loans are primarily lines of credit to small businesses in CFBank’s market area and are guaranteed by the small business owners.  At December 31, 2019 and December 31, 2018, none of the unsecured loans were 30 days or more delinquent.

Loans that contain interest only payments may present a higher risk than those loans with an amortizing payment that includes periodic principal reductions. Interest only loans are primarily commercial lines of credit secured by business assets and inventory, and consumer home equity lines of credit secured by the borrower’s primary residence. Due to the fluctuations in business assets and inventory of our commercial borrowers, CFBank has increased risk due to a potential decline in collateral values without a corresponding decrease in the outstanding principal. Interest only commercial lines of credit totaled $82.5 million, or 48.4% of the commercial loan portfolio, at December 31, 2019 compared to $73.5 million, or 57.9%, at December 31, 2018.  Interest only home equity lines of credit totaled $19.4 million, or 92.7% of total home equity lines of credit, at December 31, 2019 compared to $22.6 million, or 94.4%, at December 31, 2018.

We believe the ALLL is adequate to absorb probable incurred credit losses in the loan portfolio as of December 31, 2019; however, future additions to the allowance may be necessary based on factors including, but not limited to, deterioration in client business performance, recessionary economic conditions, declines in borrowers’ cash flows and market conditions which result in lower real estate values.  Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the ALLL.  Such agencies may require additional provisions for loan losses based on judgments and estimates that differ from those used by management, or on information available at the time of their review.  Management continues to diligently monitor credit quality in the existing portfolio and analyze potential loan opportunities carefully in order to manage credit risk.  An increase in loan losses could occur if economic conditions and factors which affect credit quality, real estate values and general business conditions worsen or do not improve.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Foreclosed assets.  There were no foreclosed assets at December 31, 2019 compared to foreclosed assets of $38,000 at December 31, 2018.  Foreclosed assets at December 31, 2018 consisted of one single-family residential property that was transferred into REO at fair value during the fourth quarter of 2018 and was sold during the first quarter of 2019.  The level of foreclosed assets and charges to foreclosed assets expense may change in the future in connection with workout efforts related to foreclosed assets, nonperforming loans and other loans with credit issues.

Premises and equipment.  Premises and equipment, net, totaled $4.0 million at December 31, 2019, and increased $127,000, or 3.3%, from $3.9 million at December 31, 2018.  See Note 8 – Premises and Equipment to our consolidated financial statements included in this annual report for additional information.

Deposits.  Deposits totaled $746.3 million at December 31, 2019, an increase of $166.5 million, or 28.7%, from $579.8 million at December 31, 2018.  Interest-bearing deposit accounts increased to $630.8 million at December 31, 2019, from $468.3 million at December 31, 2018.  The increase in interest-bearing accounts is primarily attributed to a $93.1 million increase in money market account balances, a $90.5 million increase in certificate of deposit account balances, and a $2.3 million increase in saving account balances, partially offset by a $23.4 million decrease in interest-bearing checking account balances.  The increase in certificate of deposit account balances was due to a combination of increases in retail, brokered and listing service certificates of deposit.  The increases in money market, certificate of deposit and savings account balances were primarily due to increases in customer relationships and balances from on-going sales and marketing activities. The decrease in interest-bearing checking account balances was due to the timing of certain large customer transactions. The increase in noninterest-bearing checking accounts was due to increases in customer relationships and balances.

CFBank is a participant in the Certificate of Deposit Account Registry Service® (CDARS) and Insured Cash Sweep (ICS) programs offered through Promontory Interfinancial Network.  Promontory works with a network of banks to offer products that can provide up to approximately $50 million of FDIC insurance coverage through these innovative products.  Brokered deposits, including CDARS deposits that qualify as brokered, totaled $124.9 million at December 31, 2019, and increased $23.7 million, or 23.4% from $101.2 million at December 31, 2018.  Customer balances in the CDARS reciprocal and ICS reciprocal programs, which do not qualify as brokered, totaled $28.0 million at December 31, 2019 and decreased $20.1 million, or 41.8%, from $48.1 million at December 31, 2018.

FHLB advances and other debt.  FHLB advances and other debt totaled $29.0 million at December 31, 2019 and increased $9.5 million, or 48.8%, compared to $19.5 million at December 31, 2018.  The Holding Company had an existing credit facility with a third-party bank which was modified to a $10.0 million revolving line-of-credit in December 2018.  In December 2019, the $5.0 million outstanding balance on the existing line-of-credit was converted to a $5.0 million term loan with an additional $10.0 million revolving line-of-credit.  The new term loan requires quarterly principal payments of $125,000 plus accrued interest.  Any remaining principal is due and payable on the maturity date, which is December 23, 2022. Loans under the credit facility bear interest at a rate equal to the Prime Rate plus 0.75%. The purpose of the credit facility is to provide an additional source of liquidity for the Holding Company and to provide funds for the Holding Company to downstream as additional capital to CFBank to support growth.  As of December 31, 2019, the Company had an outstanding balance of $5.0 million on the term loan and no outstanding balance on the revolving line-of-credit. At December 31, 2018, the credit facility had an outstanding balance of $6.0 million.

At December 31, 2018, CFBank had $8.0 million of availability in an unused line of credit at a commercial bank.  During the third quarter of 2019, CFBank added an additional $15.0 million line of credit at another commercial bank.  There were no outstanding borrowings on these lines of credit at December 31, 2019 or December 31, 2018.  If CFBank were to borrow on these lines of credit, interest would accrue daily at a variable rate based on the commercial bank’s cost of funds and current market returns.

During the fourth quarter of 2019, CFBank entered into a $25.0 million warehouse facility with a commercial bank.  The warehouse facility is used to periodically fund loans held for sale from the close (funding) date until they are sold in the secondary market.  Borrowings on the facility bear interest at the greater of 30-day Libor plus 2.00%, or 4.00% and are secured by the specific loans that were funded.  At December 31, 2019, the warehouse facility had an outstanding balance of $7.5 million.  See the section titled “Liquidity and Capital Resources” for additional information regarding FHLB advances and other debt.

Subordinated debentures.    Subordinated debentures totaled $14.8 million at December 31, 2019 and at December 31, 2018.  In December 2018, the Holding Company entered into subordinated note purchase agreements with certain qualified institutional buyers and completed a private placement of $10 million of fixed-to-floating rate subordinated notes, net of unamortized debt issuance costs of approximately $388,000.  In 2003, the Holding Company issued subordinated debentures in exchange for the proceeds of a $5.0 million trust preferred securities offering issued by a trust formed by the Holding Company.  The terms of the subordinated debentures allow for the Holding Company to defer interest payments for a period not to exceed five years.  Interest payment were current at December  31, 2019 and December 31, 2018.  See Note 11-Subordinated Debentures to our consolidated financial statements included in this annual report for additional information.

Stockholders’ equity.    Stockholders’ equity totaled $80.7 million at December 31, 2019, an increase of $35.1 million, or 77.1%, from $45.6 million at December 31, 2018.  The increase in total stockholders’ equity was primarily attributed to the private placement

Management’s Discussion and Analysis of Financial Condition and Results of Operations

offering of approximately $23.6 million (net of offering costs) in October 2019, net income, as well as the exercise of outstanding warrants to purchase common stock of the Company.

Management continues to proactively monitor capital levels and ratios in its on-going capital planning process.  CFBank has leveraged its capital to support balance sheet growth and drive increased net interest income.  Management remains focused on growing capital though improving results from operations; however, should the need arise, CFBank has additional sources of capital and alternatives it could utilize as further discussed in the “Liquidity and Capital Resources” section in this report.

Currently, the Holding Company has excess cash to cover its expenses for the foreseeable future, and could inject capital into CFBank if necessary.  Also, CFBank has the flexibility to manage its balance sheet size as a result of the short duration of the assets as discussed with the Northpointe mortgage program and loans held for sale, as well as to deploy those assets into higher earning assets to improve net interest income as the opportunity presents itself.

Comparison of Results of Operations for 2019 and 2018

General.    Net income for the year ended December 31, 2019 totaled $9.6 million (or $2.03 per diluted common share) and increased $5.3 million, or 124.7%, compared to net income of $4.3 million (or $1.00 per diluted common share) for the year ended December 31, 2018.

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

Net interest income totaled $21.7 million for the year ended December 31, 2019 and increased $3.8 million, or 21.3%, compared to net interest income of $17.9 million for the year ended December 31, 2018.  The increase in net interest income was primarily due to a $10.2 million, or 41.1%, increase in interest income, partially offset by a $6.4 million, or 91.6%, increase in interest expense.  The increase in interest income was primarily attributed to a $180.0 million, or 34.3%, increase in average interest-earning assets outstanding, resulting primarily from an increase in net loans and loans held for sale, and a 23bps increase in average yield on interest-earning assets.  The increase in interest expense was attributed to a $154.4 million, or 37.7%, increase in average interest-bearing liabilities and a 67bps increase in the average cost of funds on interest-bearing liabilities.  As a result, the net interest margin of 3.08% for the year ended December 31, 2019 decreased 33bps compared to the net interest margin of 3.41% for the year ended December 31, 2018.

Interest income totaled $35.1 million and increased $10.2 million, or 41.1%, for the twelve months ended December 31, 2019, compared to $24.9 million for the twelve months ended December 31, 2018. The increase in interest income was primarily due to a $176.1 million, or 36.6%, increase in average loans and loans held for sale balances from $481.7 million for the year ended December 31, 2018, to $657.8 million for the year ended December 31, 2019.

Interest expense totaled $13.4 million and increased $6.4 million, or 91.6%, for the year ended December 31, 2019, compared to $7.0 million for the year ended December 31, 2018.  The increase in interest expense resulted primarily from increased deposit costs due to a 63bps increase in the cost of funds on total interest-bearing deposits to 222bps at December 31, 2019 compared to 159bps at December 31, 2018, coupled with a $141.9 million, or 36.9%, increase in average interest-bearing deposit balances.

Provision for loan and lease losses.    There was no provision for loan and lease losses for the year ended December 31, 2019 or the year ended December 31, 2018, which is due to strong credit quality and net recoveries.  Net recoveries for the year ended December 31, 2019 totaled $126,000, compared to net recoveries of $42,000 for the year ended December 31, 2018.

The following table presents information regarding net charge-offs (recoveries) for 2019 and 2018.

	2019	2018
(Dollars in thousands)	Net charge-offs (recoveries)

Commercial	$-	$(2)
Single-family residential real estate	(7)	(18)
Commercial real estate	(105)	-
Home equity lines of credit	(50)	(22)
Other consumer loans	36	-
Total	$(126)	$(42)

See the section titled “Financial Condition – Allowance for loan and lease losses” for additional information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Noninterest income.    Noninterest income for the year ended December 31, 2019 totaled $11.7 million and increased $9.0 million, or 331.5%, compared to $2.7 million for the year ended December 31, 2018.  The increase was primarily due to a $8.8 million increase in net gain on sale of loans.  The increase in net gain on sale of loans was primarily a result of increased sales volume related to our residential mortgage lending business.

Noninterest expense.  Noninterest expense for the year ended December 31, 2019 totaled $21.4 million and increased $6.1 million, or 40.0%, compared to $15.3 million for the year ended December 31, 2018.  The increase in noninterest expense during the year ended December 31, 2019 was primarily due to a $3.0 million increase in salaries and employee benefits expense, a $1.4 million increase in advertising and marketing expense and a $580,000 increase in professional fee expense. The increase in salaries and employee benefits expense was primarily due to the expansion of our residential mortgage lending business, consistent with our focus on driving noninterest income, coupled with increases in personnel due to our geographic expansion and to support our growth, infrastructure and risk management practices.  The increase in advertising and marketing expense is primarily due to increased expenditures related to leads-based marketing expense to drive revenue growth in our residential mortgage lending business.  The increase in professional fees was related to increased activities and volumes in our residential mortgage business.

Income taxes.  Income tax expense was $2.4 million for the year ended December 31, 2019, an increase of $1.3 million, compared to $1.1 million for the year ended December 31, 2018.  The effective tax rate for the year ended December 31, 2019 was approximately 20.3%, as compared to approximately 19.8% for the year ended December 31, 2018.

Our deferred tax assets are composed of U.S. net operating losses (“NOLs”), and other temporary book to tax differences.  When determining the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded as a benefit, the Company conducts a regular assessment of all available information. This information includes, but is not limited to, taxable income in prior periods, projected future income and projected future reversals of deferred tax items.  Based on these criteria, the Company determined as of December 31, 2019 that no valuation allowance was required against the net deferred tax asset.

The Company records income tax expense based on the federal statutory rate adjusted for the effect of other items such as low income housing credits, bank owned life insurance and other miscellaneous items.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

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

The following table presents information regarding net charge-offs (recoveries) for 2018 and 2017.

	2018	2017
(Dollars in thousands)	Net charge-offs (recoveries)
Commercial	$(2)	$(2)
Single-family residential real estate	(18)	(20)
Home equity lines of credit	(22)	(23)
Total	$(42)	$(45)

See the section titled “Financial Condition – Allowance for loan and lease losses” for additional information.

Noninterest income.    Noninterest income for the year ended December 31, 2018 totaled $2.7 million and increased $2.0 million, or 265.6%, compared to $743,000 for the year ended December 31, 2017.  The increase was primarily due to a $1.9 million increase in net gain on sale of loans and an $82,000 increase in service charges on deposit accounts.  The increase in net gain on sale of loans was a result of increased sales volume due to the expansion of our residential mortgage business.  The increase in service charges on deposit accounts was related to increased account relationships and pricing.

Noninterest expense.  Noninterest expense for the year ended December 31, 2018 totaled $15.3 million and increased $4.3 million, or 39.4%, compared to $11.0 million for the year ended December 31, 2017.  The increase in noninterest expense during the year ended December 31, 2018 was primarily due to a $2.1 million increase in salaries and employee benefits expense, a $1.2 million increase in advertising and marketing expense, a $287,000 increase in professional fees and a $203,000 increase in FDIC premium expense.  The increase in salaries and employee benefits expense was primarily due to the hiring of mortgage personnel in connection with the expansion of our mortgage business, consistent with our focus on driving noninterest income. The increase in salaries and employee benefits expense also resulted from the increase in personnel associated with the opening of our Glendale branch in the Cincinnati market, the addition of experienced treasury management personnel and an increase in credit and finance personnel to support our growth, infrastructure and risk management practices.  The increase in advertising and marketing expense is primarily due to increased expenditures related to the expansion of our residential mortgage business, coupled with increased advertising focused on increasing core deposits.  Professional fees increased primarily due to the reverse stock split that occurred during the third quarter and professional fees associated with the expansion of our residential mortgage business.  The FDIC premium expense increased as a result of an increase in the assessment rate and volume.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

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

	For the Years Ended December 31,
	2019			2018			2017
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate
	(Dollars in thousands)
Interest-earning assets:
Securities (1) (2)	$9,460	$172	1.82%	$11,413	$185	1.60%	$13,192	$183	1.39%
Loans and loans held for sale (3)	657,843	33,778	5.13%	481,723	23,855	4.95%	358,423	16,487	4.60%
Other earning assets	33,169	947	2.86%	27,811	650	2.34%	30,351	383	1.26%
FHLB and FRB stock	3,790	207	5.46%	3,308	196	5.93%	2,890	154	5.33%
Total interest-earning assets	704,262	35,104	4.98%	524,255	24,886	4.75%	404,856	17,207	4.25%
Noninterest-earning assets	35,081			25,822			26,413
Total assets	$739,343			$550,077			$431,269

Interest-bearing liabilities:
Deposits	$525,818	11,684	2.22%	$383,951	6,102	1.59%	$292,242	3,059	1.05%
FHLB advances and other borrowings	38,021	1,720	4.52%	25,501	895	3.51%	18,979	475	2.50%
Total interest-bearing liabilities	563,839	13,404	2.38%	409,452	6,997	1.71%	311,221	3,534	1.14%
Noninterest-bearing liabilities	120,858			98,378			80,019
Total liabilities	684,697			507,830			391,240

Equity	54,646			42,247			40,029
Total liabilities and equity	$739,343			$550,077			$431,269

Net interest-earning assets	$140,423			$114,803			$93,635
Net interest income/interest rate spread		$21,700	2.60%		$17,889	3.04%		$13,673	3.11%
Net interest margin			3.08%			3.41%			3.38%

Average interest-earning assets to average interest-bearing liabilities	124.90%			128.04%			130.09%

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

	Year Ended			Year Ended
	December 31, 2019			December 31, 2018
	Compared to Year Ended			Compared to Year Ended
	December 31, 2018			December 31, 2017
	Increase (decrease) due to			Increase (decrease) due to
	Rate	Volume	Net	Rate	Volume	Net
	(Dollars in thousands)
Interest-earning assets:
Securities (1)	$21	$(34)	$(13)	$27	$(25)	$2
Loans and loans held for sale	910	9,013	9,923	1,341	6,027	7,368
Other earning assets	159	138	297	301	(34)	267
FHLB and FRB stock	(16)	27	11	18	24	42
Total interest-earning assets	1,074	9,144	10,218	1,687	5,992	7,679

Interest-bearing liabilities:
Deposits	2,895	2,687	5,582	1,896	1,147	3,043
FHLB advances and other borrowings	306	519	825	227	193	420
Total interest-bearing liabilities	3,201	3,206	6,407	2,123	1,340	3,463

Net change in net interest income	$(2,127)	$5,938	$3,811	$(436)	$4,652	$4,216

(1)	Securities amounts are presented on a fully taxable equivalent basis.

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

Management actively monitors and manages interest rate risk.  The primary objective in managing interest rate risk is to limit, within established guidelines, the adverse impact of changes in interest rates on our net interest income and capital. We measure the effect of interest rate changes on CFBank’s economic value of equity (EVE), which is the difference between the estimated market value of its assets and liabilities under different interest rate scenarios.  The change in the EVE ratio is a long-term measure of what might happen to the market value of financial assets and liabilities over time if interest rates changed instantaneously and CFBank did not change existing strategies.  At December 31, 2019, CFBank’s EVE ratios, using interest rate shocks ranging from a 400 bps rise in rates to a 200 bps decline in rates, are shown in the following table.  All values are within the acceptable range established by CFBank’s Board of Directors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Economic Value of Equity
as a Percent of Assets
(CFBank only)
Basis Point	Economic
Change in Rates	Value Ratio
+400	8.2%
+300	8.8%
+200	9.4%
+100	9.9%
0	10.4%
-100	10.4%
-200	10.3%

In evaluating CFBank’s exposure to interest rate risk, certain limitations inherent in the method of analysis presented in the foregoing table must be considered.  For example, the table indicates results based on changes in the level of interest rates, but not changes in the shape of the yield curve. CFBank also has exposure to changes in the shape of the yield curve.  Although certain assets and liabilities may have similar maturities or periods to which they reprice, they may react in different degrees to changes in market interest rates.  The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates.  In the event of a change in interest rates, prepayments and early withdrawal levels would likely deviate significantly from those assumed in calculating the table.  The ability of many borrowers to service their debt may decrease when interest rates rise.  As a result, the actual effect of changing interest rates may differ materially from that presented in the foregoing table.

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

CFBank is required by regulation to maintain sufficient liquidity to ensure its safe and sound operation. Thus, adequate liquidity may vary depending on CFBank’s overall asset/liability structure, market conditions, the activities of competitors, the requirements of our own deposit and loan customers and regulatory considerations.  Management believes that each of the Holding Company’s and CFBank’s current liquidity is sufficient to meet its daily operating needs and fulfill its strategic planning.

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

The following table summarizes CFBank’s cash available from liquid assets and borrowing capacity at December 31, 2019 and 2018.

	December 31, 2019	December 31, 2018
	(Dollars in thousands)
Cash, unpledged securities and deposits in other financial institutions	$44,080	$67,952
Additional borrowing capacity at the FHLB	72,153	54,769
Additional borrowing capacity at the FRB	65,614	58,502
Unused commercial bank lines of credit	23,000	8,000
Total	$204,847	$189,223

Cash, unpledged securities and deposits in other financial institutions decreased $23.9 million, or 35.1%, to $44.1 million at December 31, 2019 compared to $68.0 million at December 31, 2018.  The decrease is primarily due to increased loans and loans held for sale, partially offset by an increase in deposits.

CFBank’s additional borrowing capacity with the FHLB increased $17.4 million, or 31.7%, to $72.2 million at December 31, 2019 compared to $54.8 million at December 31, 2018.  The increase in additional borrowing capacity is a result of additional collateral pledged due to the increase in loans.

CFBank’s additional borrowing capacity at the FRB increased $7.1 million, or 12.2%, to $65.6 million at December 31, 2019 from $58.5 million at December 31, 2018.  CFBank is eligible to participate in the FRB’s primary credit program, providing CFBank access to short-term funds at any time, for any reason, based on the collateral pledged.

CFBank’s borrowing capacity with both the FHLB and FRB may be negatively impacted by changes including, but not limited to, further tightening of credit policies by the FHLB or FRB, deterioration in the credit performance of CFBank’s loan portfolio or CFBank’s financial performance, or a decrease in the balance of pledged collateral.

CFBank had $23.0 million of availability in unused lines of credit with two commercial banks at December 31, 2019 and a $8.0 million unused line of credit with one commercial bank at December 31, 2018.    The increase was due to the addition of a $15.0 million line of credit with a commercial bank during the third quarter of 2019.

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

Management believes that the Holding Company had adequate funds at December 31, 2019 to meet its current and anticipated operating needs at this time.  The Holding Company’s current cash requirements include operating expenses and interest on subordinated debentures and other debt.  The Company may elect to pay dividends on its common stock, if and when declared by the Board of Directors.

Currently, annual debt service on the subordinated debentures, underlying the Company’s trust preferred securities, is approximately $280,000.  The subordinated debentures have a variable rate of interest, reset quarterly, equal to the three-month LIBOR plus 2.85%.  The total rate in effect was 4.81% at December 31, 2019.  An increase in the three-month LIBOR would increase the debt service requirement of the subordinated debentures.

Currently, the annual debt service on the Company’s $10 million of fixed-to-floating rate subordinated notes is $700,000.  The subordinated notes have a fixed rate of 7.00% until December 2023 at which time the interest rate will reset quarterly to a rate equal to the then current three-month LIBOR plus 4.14%.

The Holding Company had an existing credit facility with a third-party bank which was modified to a $10.0 million revolving line-of-credit in December 2018.  In December 2019, the $5.0 million outstanding balance on the existing line-of-credit was converted to a

Management’s Discussion and Analysis of Financial Condition and Results of Operations

$5.0 million term loan with an additional $10.0 million revolving line-of-credit.  The new term loan requires quarterly principal payments of $125,000 plus accrued interest.  Any remaining principal is due and payable on the maturity date, which is December 23, 2022. Loans under the credit facility bear interest at a rate equal to the Prime Rate plus 0.75%. The purpose of the credit facility is to provide an additional source of liquidity for the Holding Company and to provide funds for the Holding Company to downstream as additional capital to CFBank to support growth.  As of December 31, 2019, the Company had an outstanding balance of $5.0 million on the term loan and no outstanding balance on the revolving line-of-credit. At December 31, 2018, the credit facility had an outstanding balance of $6.0 million.    The ability of the Holding Company to pay dividends on its common stock is dependent upon the amount of cash and liquidity available at the Holding Company level, as well as the receipt of dividends and other distributions from CFBank to the extent necessary to fund such dividends.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

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

Market and Dividend Information

The common stock of Central Federal Corporation trades on the Nasdaq® Capital Market under the symbol “CFBK.”  As of December 31, 2019, there were 5,376,454 shares of common stock outstanding and held by approximately 485 shareholders of record.

There were no dividends declared or paid on our common stock during 2019 or 2018.    The Holding Company is subject to various legal and regulatory policies and guidelines impacting the Holding Company’s ability to pay dividends on its stock.  In addition, banking regulations limit the amount of dividends that can be paid to the Holding Company by CFBank without prior regulatory approval and, thus, can limit the availability of funds available to the Holding Company for the payment of dividends on its stock.  The Holding Company’s ability to pay dividends on its common stock is also conditioned upon the Holding Company continuing to make certain payments on, and no event of default occurring under, the Company’s fixed-to-floating rate subordinated debt and the subordinated debentures underlying the Holding Company’s trust preferred securities.  Additional information is contained in the sections above titled “Financial Condition - Stockholders’ equity” and “Liquidity and Capital Resources” and in Notes 16 and 18 to our consolidated financial statements.

CENTRAL FEDERAL CORPORATION
Worthington, Ohio
ANNUAL REPORT
December 31, 2019 and 2018

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019.  In making this assessment, management used the criteria for effective internal control over financial reporting as described in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2019.

This annual report does not contain an audit report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to audit by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

/s/ Timothy T. O’Dell

Timothy T. O’Dell

President and Chief Executive Officer

/s/ John W. Helmsdoerfer

John W. Helmsdoerfer, CPA

Chief Financial Officer and Treasurer

March 16,  2020

Report of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors and Audit Committee

Central Federal Corporation

Worthington, Ohio

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Central Federal Corporation (Company) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in stockholders' equity and changes of cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements").  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, in 2019, the Company adopted new accounting guidance for Leases (Topic 842).  Our opinion is not modified with respect to this matter.

/s/ BKD, LLP

BKD, LLP

We have served as the Company's auditor since 2014.

Indianapolis, Indiana

March 16, 2020

CENTRAL FEDERAL CORPORATION

CONSOLIDATED BALANCE SHEETS

December 31, 2019 and 2018

(Dollars in thousands, except per share data)

	December 31,	December 31,
	2019	2018

ASSETS
Cash and cash equivalents	$45,879	$67,304
Interest-bearing deposits in other financial institutions	100	100
Securities available for sale	8,174	10,114
Loans held for sale, at fair value	135,711	17,385
Loans and leases, net of allowance of $7,138 and $7,012	663,303	550,683
FHLB and FRB stock	4,008	3,476
Foreclosed assets, net	-	38
Premises and equipment, net	3,991	3,864
Operating lease right-of-use assets	1,780	-
Bank owned life insurance	5,345	5,203
Accrued interest receivable and other assets	12,254	6,858
Total assets	$880,545	$665,025

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
Noninterest bearing	$115,530	$111,445
Interest bearing	630,793	468,341
Total deposits	746,323	579,786
FHLB advances and other debt	29,017	19,500
Advances by borrowers for taxes and insurance	929	827
Operating lease liabilities	1,960	-
Accrued interest payable and other liabilities	6,846	4,586
Subordinated debentures	14,806	14,767
Total liabilities	799,881	619,466

Commitments and contingent liabilities	-	-

Stockholders' equity
Common stock, $.01 par value;
shares authorized: 9,090,909 (1);
shares issued: 5,409,394 at December 31, 2019 and 4,366,297 at December 31, 2018	54	44
Series B Preferred stock, $0.01 par value; 480,000 shares authorized;
0 issued at December 31, 2019 and 0 at December 31, 2018	-	-
Series C Preferred stock, $0.01 par value; 12,337 shares authorized;
12,337 issued at December 31, 2019 and 0 at December 31, 2018	-	-
Additional paid-in capital	86,903	61,706
Accumulated deficit	(2,932)	(12,752)
Accumulated other comprehensive income (loss)	28	(73)
Treasury stock, at cost; 32,940 shares of common stock at December 31, 2019 and 31,235 at December 31, 2018	(3,389)	(3,366)
Total stockholders' equity	80,664	45,559
Total liabilities and stockholders' equity	$880,545	$665,025

(1)	Restated for 1-for-5.5 reverse stock split on August 20, 2018-See Note 1

See accompanying notes to consolidated financial statements.

CENTRAL FEDERAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2019  and 2018

(Dollars in thousands, except per share data)

	2019	2018
Interest and dividend income
Loans and leases, including fees	$33,778	$23,855
Securities	172	185
FHLB and FRB stock dividends	207	196
Federal funds sold and other	947	650
	35,104	24,886
Interest expense
Deposits	11,684	6,102
FHLB advances and other debt	704	611
Subordinated debentures	1,016	284
	13,404	6,997
Net interest income	21,700	17,889
Provision for loan and lease losses	-	-
Net interest income after provision for loan and lease losses	21,700	17,889

Noninterest income
Service charges on deposit accounts	553	491
Net gains on sales of loans	10,767	1,927
Earnings on bank owned life insurance	142	138
Other	258	160
	11,720	2,716
Noninterest expense
Salaries and employee benefits	11,170	8,199
Occupancy and equipment	965	792
Data processing	1,350	1,027
Franchise and other taxes	454	345
Professional fees	1,855	1,275
Director fees	547	413
Postage, printing and supplies	225	189
Advertising and marketing	2,829	1,393
Telephone	201	158
Loan expenses	232	116
Foreclosed assets, net	(9)	6
Depreciation	316	248
FDIC premiums	529	485
Regulatory assessment	165	146
Other insurance	99	86
Other	451	397
	21,379	15,275
Income before incomes taxes	12,041	5,330
Income tax expense	2,440	1,057
Net income	$9,601	$4,273

Earnings per common share:
Basic	$2.05	$1.02
Diluted	$2.03	$1.00

See accompanying notes to consolidated financial statements.

CENTRAL FEDERAL CORPORATION

CONSOLIDATED STATEMENTS OF COMREHENSIVE INCOME

Years ended December 31, 2019  and 2018

(Dollars in thousands, except per share data)

	2019	2018
Net income	$9,601	$4,273
Other comprehensive income (loss):
Unrealized holding gains (losses) arising during the period related to investment securities available for sale, net of tax of $27 and ($5):	101	(26)
Other comprehensive income (loss), net of tax	101	(26)
Comprehensive income	$9,702	$4,247

See accompanying notes to consolidated financial statements.

CENTRAL FEDERAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years ended December 31, 2019  and 2018

(Dollars in thousands, except per share data)

					Accumulated
		Series C	Additional		Other		Total
	Common	Preferred	Paid-In	Accumulated	Comprehensive	Treasury	Stockholders'
	Stock	Stock	Capital	Deficit	Income (Loss)	Stock	Equity
Balance at January 1, 2018	$43	-	60,676	(17,087)	(47)	(3,324)	40,261
Net income				4,273			4,273
Other comprehensive loss					(26)		(26)
Issuance of 31,827 stock based incentive plan shares, net of forfeitures (1)	1		-				1
Restricted stock expense, net of forfeitures			376				376
Acquisition of 3,535 treasury shares surrendered upon vesting of restricted stock for payment of taxes (1)						(42)	(42)
Exercise of warrants to common stock			716				716
Accretion of discount and value of warrants exercised			(62)	62			-
Balance at December 31, 2018	44	-	61,706	(12,752)	(73)	(3,366)	45,559
Net income				9,601			9,601
Other comprehensive income					101		101
Issuance of 73,738 stock based incentive plan shares, net of forfeitures	1		(1)				-
Restricted stock expense, net of forfeitures			527				527
Acquisition of 1,705 treasury shares surrendered upon vesting of restricted stock for payment of taxes						(23)	(23)
Exercise of warrants to common stock	1		1,257				1,258
Accretion of discount and value of warrants exercised			(219)	219			-
Proceeds from the issuance of 12,337 shares from the preferred stock private placement, net of $805 in offering expenses.		-	14,000				14,000
Proceeds from the issuance of 849,615 shares from the common stock private placement, net of $554 in offering expenses	8		9,633				9,641
Balance at December 31, 2019	$54	$-	$86,903	$(2,932)	$28	$(3,389)	$80,664

(1)	Restated for 1-for-5.5 reverse stock split on August 20, 2018-See Note 1

See accompanying notes to consolidated financial statements.

CENTRAL FEDERAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES OF CASH FLOWS

Years ended December 31, 2019  and 2018

(Dollars in thousands, except per share data)

	2019	2018
Net income	$9,601	$4,273
Adjustments to reconcile net income to net cash from operating activities:
Provision for loan and lease losses	-	-
Depreciation	316	248
Amortization, net	(96)	(41)
Deferred income tax (benefit)	(187)	85
Originations of loans held for sale	(726,208)	(233,855)
Proceeds from sale of loans held for sale	625,509	219,521
Net gains on sales of loans	(10,767)	(1,927)
Write-down of premises and equipment	-	33
Gain on sale of foreclosed assets	(12)	-
Earnings on bank owned life insurance	(142)	(138)
Stock-based compensation expense	527	376
Net change in:
Accrued interest receivable and other assets	(3,412)	(1,479)
Operating lease right-of-use asset	404	-
Operating lease right-of-use liability	(408)	-
Accrued interest payable and other liabilities	1,337	1,094
Net cash used by operating activities	(103,538)	(11,810)
Cash flows from investing activities:
Available-for-sale securities:
Maturities, prepayments and calls	3,576	3,115
Purchases	(1,494)	(1,475)
Loan and lease originations and payments, net	(118,467)	(118,317)
Loans purchased	-	(25,958)
Proceeds from the sale of loans	6,547	-
Additions to premises and equipment	(443)	(612)
Purchase of FRB and FHLB Stock	(532)	(249)
Purchase of other investments	(734)	(500)
Return of investment- joint ventures	95	230
Proceeds from the sale of foreclosed assets	50	-
Net cash used by investing activities	(111,402)	(143,766)

Cash flows from financing activities:
Net change in deposits	166,537	160,758
Proceeds from FHLB advances and other debt	766,700	74,600
Repayments on FHLB advances and other debt	(764,700)	(68,600)
Net proceeds from issuance of subordinated debentures	-	9,612
Net change in advances by borrowers for taxes and insurance	102	338
Net proceeds from issuance of Series C preferred stock in private placement	14,000	-
Net proceeds from issuance of common stock in private placement	9,641	-
Exercise of warrants to common stock	1,258	716
Acquisition of treasury shares surrendered upon vesting of restricted stock for payment of taxes	(23)	(42)
Net cash from financing activities	193,515	177,382
Net change in cash and cash equivalents	(21,425)	21,806
Beginning cash and cash equivalents	67,304	45,498
Ending cash and cash equivalents	$45,879	$67,304

Supplemental cash flow information:
Interest paid	$13,427	$6,845
Income tax paid	2,510	968
Supplemental noncash disclosures:
Transfers from loans to repossessed assets	$-	$38
Loans transferred from held for sale to portfolio	657	-
Investment payable on limited liability corporation and limited partnership	1,170	500
Transfer of other liability to operating lease right-of-use asset	184	-
Initial recognition of operating right-of-use lease asset	2,368	-
Initial recognition of operating right-of-use lease liability	2,368	-
Loans held for sale funded with other debt	7,517	-

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

CFBank provides financial services through its six full-service banking offices in Worthington, Fairlawn, Glendale, Blue Ash, Calcutta, and Wellsville, Ohio, and through its loan production office in Columbus, Ohio and its agency office in Woodmere, Ohio.  Its primary deposit products are commercial and retail checking, savings, money market and term certificate accounts. Its primary lending products are commercial and commercial real estate, residential mortgages and installment loans.  There are no significant concentrations of loans to any one industry or customer segment.  However, our customers’ ability to repay their loans is dependent on general economic conditions and the real estate values in their geographic areas.

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

Cash in Excess of FDIC Limits:  At December 31, 2019, the Company’s cash accounts exceeded federally insured limits by approximately $41.6 million.  Approximately $37.5 million of that amount was held by either the Federal Reserve Bank or the Federal Home Loan Bank of Cincinnati, which is not federally insured.

Interest-Bearing Deposit in Other Financial Institution:  Interest-bearing deposits in other financial institutions mature in April, 2022 and are carried at cost.  As of December 31, 2019 and December 31, 2018, there was $100 in an interest-bearing deposit in other financial institutions.

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

All substandard loans within the commercial, multi-family residential and commercial real estate segments, regardless of size, and loans of all other risk classifications with balances over $250 are individually evaluated for impairment when they are 90 days past due, or earlier than 90 days past due if information regarding the payment capacity of the borrower indicates that payment in full according to the loan terms is doubtful.  If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate, or at the fair value of collateral, less costs to sell, if repayment is expected solely from the collateral.  Large groups of smaller balance homogeneous loans, such as consumer and single-family residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

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

Home equity lines of credit:  Home equity lines of credit include both loans we originate for portfolio and purchased loans.  We originate home equity lines of credit to customers generally within our primary market area.  Home equity lines of credit are variable rate loans and the interest rate adjusts monthly at various margins to the prime rate of interest as disclosed in The Wall Street Journal. The margin is based on certain factors including the loan balance, value of collateral, election of auto-payment, and the borrower’s FICO® score.  The amount of the line is based on the borrower’s credit, income and equity in the home.  When combined with the balance of the prior mortgage liens, these lines generally may not exceed 89.9% of the appraised value of the property at the time of the loan commitment.  The lines are secured by a subordinate lien on the underlying real estate and are, therefore, vulnerable to declines in property values in the geographic areas where the properties are located.  Credit approval for home equity lines of credit requires income sufficient to repay principal and interest due, stability of employment, an established credit record and sufficient collateral.  Collectability of home equity lines of credit are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal circumstances.    We continue to monitor collateral values and borrower FICO® scores on both purchased and portfolio loans and, when the situation warrants, have frozen the lines of credit.

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

Historic Tax Credits:  In June 2019, the Company made an equity investment as a non-managing member in an entity that is expected to receive historic tax credits (HTC) pursuant to Section 47 of the Internal Revenue Code.  The Company expects to receive a return through the realization of federal income tax credits, as well as other tax benefits, such as tax deductions from net operating losses of the investment over a period of time.  The investment in HTC is accounted for under the equity method of accounting and is included in accrued interest receivable and other assets on the consolidated balance sheets.  The Company’s recorded investment in this entity was $894 at December 31, 2019.  The maximum exposure to loss related to these investments was $894 at December 31, 2019, representing the Company’s investment balance.

Joint Ventures:    The Holding Company has contributed funds into a series of joint ventures (equity stake) for the purpose of allocating excess liquidity into higher earning assets while diversifying its revenue sources.  The joint ventures are engaged in shorter term operating activities related to single family real estate developments.  Income is recognized based on a rate of return on the outstanding investment balance.  As units are sold, the Holding Company receives an additional incentive payment, which is recognized as income. Under ASU 2016-15, the Company has elected the nature of distribution approach to recognize returns from equity method investments.  Returns on investment are classified as cash flows from operating activities and returns of investment are classified as investing activities.  The balance outstanding in joint ventures at December 31, 2019 and December 31, 2018 was $1,000 and $595, respectively.  Income recognized on the joint ventures was $57 and $69, respectively, for 2019 and 2018.

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

Earnings Per Common Share:  Basic earnings per common share is net income available to common stockholders divided by the weighted average number of common shares outstanding during the period.  All outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation.  Shares of Series C preferred stock outstanding are also considered participating securities as they contain rights to nonforfeitable dividends.  Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under preferred stock, stock options and warrants.

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

Restrictions on Cash:  Cash on hand or on deposit with the Federal Reserve Bank (FRB) is required to meet regulatory reserve and clearing requirements. The reserve requirement at December 31, 2019 and December 31, 2018 was $5,164 and $3,502, respectively.  Cash on deposit with the FHLB includes $3,300 pledged as collateral for FHLB advances.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Advertising and Marketing Expense:  Advertising costs are expensed as incurred and are recorded as advertising and marketing, a component of noninterest expense.  Advertising and marketing expense also includes leads-based marketing for our residential mortgage lending business.

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

Adoption of New Accounting Standards:

The FASB has issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities.  The new standard is intended to improve and simplify accounting rules around hedge accounting.  The new standard refines and expands hedge accounting for both financial (e.g., interest rate) and commodity risks.  Its provisions create more transparency around how economic results are presented, both on the face of the financial statements and in the footnotes, for investors and analysts.  The new standard was effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018.  For public companies, early adoption was permitted in any interim period or fiscal years before the effective date of the standard.  Adoption of ASU 2017-12 did not have a significant impact on the Company’s consolidated financial statements.

On February 25, 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842).  Under the new ASU, lessees recognize lease assets and liabilities on their balance sheets for all leases with terms of more than 12 months.  The new lessee accounting model retains two types of leases, and is consistent with the lessee accounting model under existing GAAP.  One type of lease (finance leases) is accounted for in substantially the same manner as capital leases were previously accounted for.  The other type of lease (operating leases) is accounted for (both in the income statement and statement of cash flows) in a manner consistent with previous operating leases.  Lessor accounting under the new standard is fundamentally consistent with existing GAAP.  Lessees and lessors would be required to provide additional qualitative and quantitative disclosures to help financial statement users assess the amount, timing, and uncertainty of cash flows arising from leases.  These disclosures are intended to supplement the amounts recorded in the financial statements so that users can understand more about the nature of an organization’s leasing activities.  For public business entities, the final lease standard was effective for fiscal years beginning after December 15, 2018 including interim periods within those fiscal years.  Early application was permitted.  The Company adopted the guidance on January 1, 2019 by electing the optional additional transition method permitted by ASU 2018-11 allowing for recognition of applicable leases as of January 1, 2019.  Additionally, the Company elected the following accounting policies:

•	The practical expedient package that foregoes:
•	reassessment of any expired or existing contracts for a lease
•	reassessment of lease classifications for expired or existing leases
•	reassessment of initial direct costs for existing leases
•	The hindsight practical expedient to determine lease term and impairments of right-to-use assets.
•	Other practical expedients regarding land easement, combining lease and non-lease components and the exclusion of short-term leases.

The Company recognized right-of-use assets and lease liabilities of approximately $2.4 million, representing its operating lease commitments, upon adoption.

In March 2019, the FASB issued ASU No. 2019-01, Leases (Topic 842): Codification Improvements. This ASU (1) states that for lessors that are not manufacturers or dealers, the fair value of the underlying asset is its cost, less any volume or trade discounts, as long as there isn’t a significant amount of time between acquisition of the asset and lease commencement; (2) clarifies that lessors in the scope of ASC 942 must classify principal payments received from sales-type and direct financing leases in investing activities in the statement of cash flows; and (3) clarifies the transition guidance related to certain interim disclosures provided in the year of adoption. To coincide with the adoption of ASU No. 2016-02, the Company elected to early adopt ASU 2019-01 on January 1, 2019. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

Future Accounting Matters:

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.  Once effective, ASU 2016-13 will significantly change current guidance for recognizing impairment of financial instruments.  Current guidance requires an "incurred loss" methodology for recognizing credit losses that delays recognition until it is probable a loss has been incurred.  ASU 2016-13 replaces the incurred loss impairment methodology with a new

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

methodology that reflects expected credit losses over the lives of the loans and requires consideration of a broader range of information to inform credit loss estimates.  The ASU requires an organization to estimate all expected credit losses for financial assets measured at amortized cost, including loans and held-to-maturity debt securities, based on historical experience, current conditions, and reasonable and supportable forecasts.  Additional disclosures are required.  ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration.  Under the new guidance, entities will determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss.  Any credit loss will be recognized as an allowance for credit losses on available-for-sale debt securities rather than as a direct reduction of the amortized cost basis of the investment, as is currently required.  As a result, entities will recognize improvements to estimated credit losses on available-for-sale debt securities immediately in earnings rather than as interest income over time, as currently required.  ASU 2016-13 eliminates the current accounting model for purchased credit impaired loans and debt securities.  Instead, purchased financial assets with credit deterioration will be recorded gross of estimated credit losses as of the date of acquisition and the estimated credit losses amounts will be added to the allowance for credit losses.  Thereafter, entities will account for additional impairment of such purchased assets using the models listed above.  In October 2019, the FASB voted to extend the implementation of ASU No. 2016-13 for certain financial institutions including smaller reporting companies.  As a result, ASU 2016-13 will be effective for the Company for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022.  While the Company generally expects that the implementation of ASU 2016-13 has the potential to increase its allowance for loan losses balance, the Company is continuing to evaluate the potential impact on the Company’s financial statements and disclosures.  Management has been running and evaluating various scenarios.  At this time, the estimated impact on the Company’s consolidated financial statements, including disclosures, cannot be reasonably determined.

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

NOTE 3 – SECURITIES

The following table summarizes the amortized cost and fair value of the available-for-sale securities portfolio at December 31, 2019 and December 31, 2018 and the corresponding amounts of unrealized gains and losses recognized in accumulated other comprehensive income (loss):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2019
Issued by U.S. government-sponsored entities and agencies:
U.S. Treasury	$7,986	$32	$1	$8,017
Mortgage-backed securities - residential	126	4	-	130
Collateralized mortgage obligations	27	-	-	27
Total	$8,139	$36	$1	$8,174

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2018
Issued by U.S. government-sponsored entities and agencies:
U.S. Treasury	$9,978	$2	$99	$9,881
Mortgage-backed securities - residential	167	3	-	170
Collateralized mortgage obligations	62	1	-	63
Total	$10,207	$6	$99	$10,114

There was no other-than-temporary impairment recognized in accumulated other comprehensive income (loss) for securities available for sale at December 31, 2019 or December 31, 2018.

There were no sales of securities for the years ended December 31, 2019 or December 31, 2018.

The amortized cost and fair value of debt securities at December 31, 2019 and December 31, 2018 are shown in the table below by contractual maturity.  Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.  Securities not due at a single maturity date are shown separately.

	December 31, 2019		December 31, 2018
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$5,001	$5,000	$3,495	$3,472
Due from one to five years	2,985	3,017	6,483	6,409
Mortgage-backed securities - residential	126	130	167	170
Collateralized mortgage obligations	27	27	62	63
Total	$8,139	$8,174	$10,207	$10,114

Fair value of securities pledged was as follows:

	2019	2018
Pledged as collateral for:
FHLB advances	$3,074	$4,058
Public deposits	2,015	1,997
Mortgage banking derivatives	1,500	-
Interest-rate swaps	77	104
Total	$6,666	$6,159

At year end 2019 and 2018, there were no holdings of securities of any one issuer, other than U.S. Treasuries and U.S. government-sponsored entities and agencies, in an amount greater than 10% of stockholders’ equity.

The following table summarizes securities with unrealized losses at December 31, 2019 and December 31, 2018 aggregated by major security type and length of time in a continuous unrealized loss position.

December 31, 2019	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Issued by U.S. government-sponsored entities and agencies:
U.S. Treasury (1)	$499	$-	$2,501	$1	$3,000	$1
Total temporarily impaired	$499	$-	$2,501	$1	$3,000	$1

(1)	Unrealized loss is less than $1 resulting in rounding to zero

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

December 31, 2018	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Issued by U.S. government-sponsored entities and agencies:
U.S. Treasury	$499	$1	$8,401	$98	$8,900	$99
Total temporarily impaired	$499	$1	$8,401	$98	$8,900	$99

The unrealized losses in U.S. Treasuries at December 31, 2019 and December 31, 2018 are related to multiple securities.  Because the decline in fair value is attributable to changes in market conditions, and not credit quality, and because the Company does not have the intent to sell these securities and will unlikely be required to sell these securities before their anticipated recovery, the Company did not consider these securities to be other-than-temporarily impaired at December 31, 2019 and December 31, 2018.

NOTE 4 – LOANS AND LEASES

The following table presents the recorded investment in loans and leases by portfolio segment.  The recorded investment in loans and leases includes the principal balance outstanding adjusted for purchase premiums and discounts, and deferred loan fees and costs.

	December 31, 2019	December 31, 2018
Commercial (1)	$170,646	$126,887
Real estate:
Single-family residential	120,256	118,386
Multi-family residential	39,229	47,651
Commercial	247,543	173,435
Construction	67,652	61,792
Consumer:
Home equity lines of credit	20,941	23,961
Other	4,174	5,583
Subtotal	670,441	557,695
Less: ALLL	(7,138)	(7,012)
Loans and Leases, net	$663,303	$550,683

(1)	Includes $4,779 and $5,403 of commercial leases at December 31, 2019 and December 31, 2018, respectively.

Mortgage Purchase Program:

CFBank has participated in a Mortgage Purchase Program with Northpointe Bank (Northpointe), a Michigan banking corporation, since December 2012.  Pursuant to the terms of a participation agreement, CFBank purchases participation interests in loans made by Northpointe related to fully underwritten and pre-sold mortgage loans originated by various prescreened mortgage brokers located throughout the U.S.  The underlying loans are individually (MERS) registered loans which are held until funded by the end investor. The mortgage loan investors include Fannie Mae and Freddie Mac, and other major financial institutions.  This process on average takes approximately 14 days.  Given the short-term holding period of the underlying loans, common credit risks (such as past due, impairment and TDR, nonperforming, and nonaccrual classification) are substantially reduced.  Therefore, no allowance is allocated by CFBank to these loans.  These loans are 100% risk rated for CFBank capital adequacy purposes.  Under the participation agreement, CFBank agrees to purchase a 95% ownership/participation interest in each of the aforementioned loans, and Northpointe maintains a 5% ownership interest in each loan it participates.  At December 31, 2019 and 2018, CFBank held $26,046 and $36,845, respectively, of such loans which have been included in single-family residential loan totals above.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following tables present the activity in the ALLL by portfolio segment for the years ended December 31, 2019 and 2018:

	December 31, 2019
		Real Estate				Consumer
	Commercial	Single-family	Multi-family	Commercial	Construction	Home Equity lines of credit	Other	Total
Beginning balance	$1,819	$1,061	$612	$2,274	$739	$410	$97	$7,012
Addition to (reduction in) provision for loan losses	235	(120)	(165)	225	20	(195)	-	-
Charge-offs	-	-	-	-	-	-	(36)	(36)
Recoveries	-	7	-	105	-	50	-	162
Ending balance	$2,054	$948	$447	$2,604	$759	$265	$61	$7,138

	December 31, 2018
		Real Estate				Consumer
	Commercial	Single-family	Multi-family	Commercial	Construction	Home Equity lines of credit	Other	Total
Beginning balance	$1,984	$912	$660	$2,143	$672	$597	$2	$6,970
Addition to (reduction in) provision for loan losses	(167)	131	(48)	131	67	(209)	95	-
Charge-offs	-	(6)	-	-	-	-	-	(6)
Recoveries	2	24	-	-	-	22	-	48
Ending balance	$1,819	$1,061	$612	$2,274	$739	$410	$97	$7,012

The following table presents the balance in the ALLL and the recorded investment in loans and leases by portfolio segment and based on impairment method as of December 31, 2019:

		Real Estate				Consumer
	Commercial	Single- family	Multi- family	Commercial	Construction	Home Equity lines of credit	Other	Total
ALLL:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$1	$1	$-	$33	$-	$-	$-	$35
Collectively evaluated for impairment	2,053	947	447	2,571	759	265	61	7,103
Total ending allowance balance	$2,054	$948	$447	$2,604	$759	$265	$61	$7,138

Loans:
Individually evaluated for impairment	$85	$107	$-	$4,420	$-	$-	$-	$4,612
Collectively evaluated for impairment	170,561	120,149	39,229	243,123	67,652	20,941	4,174	665,829
Total ending loan balance	$170,646	$120,256	$39,229	$247,543	$67,652	$20,941	$4,174	$670,441

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following table presents the balance in the ALLL and the recorded investment in loans and leases by portfolio segment and based on impairment method as of December 31, 2018:

		Real Estate				Consumer
	Commercial	Single- family	Multi- family	Commercial	Construction	Home Equity lines of credit	Other	Total
ALLL:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$-	$-	$-	$22	$-	$-	$-	$22
Collectively evaluated for impairment	1,819	1,061	612	2,252	739	410	97	6,990
Total ending allowance balance	$1,819	$1,061	$612	$2,274	$739	$410	$97	$7,012

Loans:
Individually evaluated for impairment	100	$110	$-	$2,951	$-	$-	$-	$3,161
Collectively evaluated for impairment	126,787	118,276	47,651	170,484	61,792	23,961	5,583	554,534
Total ending loan balance	$126,887	$118,386	$47,651	$173,435	$61,792	$23,961	$5,583	$557,695

The following table presents loans individually evaluated for impairment by class of loans as of and for the year ended December 31, 2019. The unpaid principal balance is the contractual principal balance outstanding. The recorded investment is the unpaid principal balance adjusted for partial charge-offs, purchase premiums and discounts, deferred loan fees and costs. Cash payments of interest on these loans during the twelve months ended December 31, 2019 totaled $168.

	Unpaid Principal Balance	Recorded Investment	ALLL Allocated	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Real estate:
Commercial:
Owner occupied	$-	$-	$-	$111	$6
Total with no allowance recorded	-	-	-	111	6

With an allowance recorded:
Commercial	85	85	1	92	-
Real estate:
Single-family residential	107	107	1	108	6
Commercial:
Non-owner occupied	4,420	4,420	33	4,194	154
Total with an allowance recorded	4,612	4,612	35	4,394	160
Total	$4,612	$4,612	$35	$4,505	$166

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

	Unpaid Principal Balance	Recorded Investment	ALLL Allocated	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Real estate:
Commercial:
Owner occupied	$379	$125	$-	$130	$21
Total with no allowance recorded	379	125	-	130	21

With an allowance recorded:
Commercial (1)	100	100	-	185	4
Real estate:
Single-family residential (1)	110	110	-	113	6
Commercial:
Non-owner occupied	2,826	2,826	22	2,837	157
Owner occupied	-	-	-	131	7
Total with an allowance recorded	3,036	3,036	22	3,266	174
Total	$3,415	$3,161	$22	$3,396	$195

(1)	Allowance recorded is less than $1 resulting in rounding to zero

The following table presents the recorded investment in nonperforming loans by class of loans as of December 31, 2019 and 2018:

	2019	2018
Loans past due over 90 days still on accrual	$-	$-
Nonaccrual loans:
Commercial	85	100
Real estate:
Single-family residential	550	167
Commercial:
Non-owner occupied	1,689	-
Consumer:
Home equity lines of credit:
Originated for portfolio	36	-
Purchased for portfolio	79	89
Other consumer	-	21
Total nonaccrual	2,439	377
Total nonperforming loans	$2,439	$377

Nonaccrual loans include both single-family mortgage and consumer loans that are collectively evaluated for impairment and individually classified impaired loans. There were no loans 90 days or more past due and still accruing interest at December 31, 2019 or December 31, 2018.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following table presents the aging of the recorded investment in past due loans and leases by class of loans as of December 31, 2019:

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Loans Not Past Due	Nonaccrual Loans Not > 90 days Past Due
Commercial	$-	$71	$-	$71	$170,575	$85
Real estate:
Single-family residential	2,453	261	426	3,140	117,116	124
Multi-family residential	-	-	-	-	39,229	-
Commercial:
Non-owner occupied	-	-	1,689	1,689	138,762	-
Owner occupied	-	-	-	-	81,871	-
Land	-	-	-	-	25,221	-
Construction	304	-	-	304	67,348	-
Consumer:
Home equity lines of credit:
Originated for portfolio	-	-	22	22	20,713	14
Purchased for portfolio	-	-	-	-	206	79
Other	-	-	-	-	4,174	-
Total	$2,757	$332	$2,137	$5,226	$665,215	$302

The following table presents the aging of the recorded investment in past due loans and leases by class of loans as of December 31, 2018:

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Loans Not Past Due	Nonaccrual Loans Not > 90 days Past Due
Commercial	$-	$-	$-	$-	$126,887	$100
Real estate:
Single-family residential	597	-	23	620	117,766	144
Multi-family residential	-	-	-	-	47,651	-
Commercial:
Non-owner occupied	-	-	-	-	122,465	-
Owner occupied	-	-	-	-	43,087	-
Land	-	-	-	-	7,883	-
Construction	-	-	-	-	61,792	-
Consumer:
Home equity lines of credit:
Originated for portfolio	474	-	-	474	23,119	-
Purchased for portfolio	-	33	-	33	335	89
Other	-	-	21	21	5,562	-
Total	$1,071	$33	$44	$1,148	$556,547	$333

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

As of December 31, 2019 and December 31, 2018, TDR’s totaled $2,923 and $3,161, respectively.  The Company allocated $22 and $22 of specific reserves to loans modified in TDRs as of December 31, 2019 and 2018, respectively. The Company had not committed

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

to lend any additional amounts as of December 31, 2019 or 2018 to customers with outstanding loans that were classified as nonaccrual TDRs.

There were no loans modified as a TDR during the years ended December 31, 2019 and December 31, 2018.

The TDRs described above resulted in no charge-offs during the years ended December 31, 2019 and December 31, 2018.

There were no TDR’s that went into payment default during the years ended December 31, 2019 and December 31, 2018.

The terms of certain other loans were modified during the years ended December 31, 2019 and 2018 that did not meet the definition of a TDR. These loans had a total recorded investment of $56,676 and $64,898 as of December 31, 2019 and 2018, respectively.  The modification of these loans involved either a modification of the terms of a loan to borrowers who were not experiencing financial difficulties, a delay in a payment that was considered to be insignificant or there were no concessions granted.

In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Company’s internal underwriting policy.

Nonaccrual loans include loans that were modified and identified as TDRs and the loans are not performing.  At December 31, 2019 and 2018, nonaccrual TDRs were as follows:

	2019	2018
Commercial	$85	$100
Total	$85	$100

Nonaccrual loans at December 31, 2019 and 2018 did not include $2,838 and $3,061, respectively, of TDRs where customers have established a sustained period of repayment performance, generally six months, the loans are current according to their modified terms and repayment of the remaining contractual payments is expected.  These loans are included in total impaired loans.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The recorded investment in loans and leases by risk category and by class of loans as of December 31, 2019 and based on the most recent analysis performed follows.  There were no loans rated doubtful at December 31, 2019.

	Not Rated	Pass	Special Mention	Substandard	Total
Commercial	$-	$168,617	$1,424	$605	$170,646
Real estate:
Single-family residential	119,707	-	-	549	120,256
Multi-family residential	-	39,081	-	148	39,229
Commercial:
Non-owner occupied	67	134,466	1,498	4,420	140,451
Owner occupied	-	79,773	2,098	-	81,871
Land	-	25,221	-	-	25,221
Construction	1,855	65,797	-	-	67,652
Consumer:
Home equity lines of credit:
Originated for portfolio	20,681	-	-	54	20,735
Purchased for portfolio	127	-	-	79	206
Other	4,174	-	-	-	4,174
	$146,611	$512,955	$5,020	$5,855	$670,441

The recorded investment in loans and leases by risk category and class of loans as of December 31, 2018 follows.  There were no loans rated doubtful at December 31, 2018.

	Not Rated	Pass	Special Mention	Substandard	Total
Commercial	$-	$123,369	$2,651	$867	$126,887
Real estate:
Single-family residential	118,219	-	-	167	118,386
Multi-family residential	-	47,072	425	154	47,651
Commercial:
Non-owner occupied	76	119,843	1,701	845	122,465
Owner occupied	-	39,747	2,252	1,088	43,087
Land	-	7,883	-	-	7,883
Construction	3,279	58,513	-	-	61,792
Consumer:
Home equity lines of credit:
Originated for portfolio	23,525	-	-	68	23,593
Purchased for portfolio	279	-	-	89	368
Other	5,562	-	-	21	5,583
	$150,940	$396,427	$7,029	$3,299	$557,695

Leases:

The following lists the components of the net investment in direct financing leases (1):

	December 31, 2019	December 31, 2018
Total minimum lease payments to be received	$5,252	$6,045
Less: unearned income	(473)	(642)
Net investment in direct financing leases	$4,779	$5,403

(1)	There were no initial direct costs associated with these leases

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following summarizes the future minimum lease payments receivable in subsequent fiscal years:

2020	$793
2021	793
2022	793
2023	1,563
2024	1,310
$5,252

NOTE 5 – FORECLOSED ASSETS

Foreclosed assets at year-end were as follows:

	2019	2018
Single-family residential	$-	$38
Valuation allowance	-	-
Total	$-	$38

There was no activity in the valuation allowance account or any write-downs during the years ended December 31, 2019 and 2018.

Expenses related to foreclosed assets include:

	2019	2018
Net loss (gain) on sales	$(12)	$-
Operating expenses, net of rental income	3	6
	$(9)	$6

There were no foreclosed assets at December 31, 2019.  Foreclosed assets at December 31, 2018 consisted of one single-family residential property that was transferred into REO at fair value at the time of transfer in the fourth quarter of 2018.    Foreclosed asset expenses incurred during 2019 and 2018 were related to maintenance expense to ready the property to sell.

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

Assets and liabilities measured at fair value on a recurring basis, including financial assets and liabilities for which the Company has elected the fair value option, are summarized below:

Fair Value Measurements at December 31, 2019 Using Significant Other Observable Inputs
(Level 2)
Financial Assets:
Securities available for sale:
Issued by U.S. government-sponsored entities and agencies:
U.S. Treasury	$8,017
Mortgage-backed securities - residential	130
Collateralized mortgage obligations	27
Total securities available for sale	$8,174
Loans held for sale	$135,711
Yield maintenance provisions (embedded derivatives)	$12
Interest rate lock commitments	$3,104
Financial Liabilities:
Interest-rate swaps	$12
TBA mortgage-backed securities	$350

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

The Company had no assets or liabilities measured at fair value on a recurring basis that were measured using Level 1 or Level 3 inputs at December 31, 2019 or December 31, 2018.  There were no transfers of assets or liabilities measured at fair value between levels during 2019 or 2018.

Assets measured at fair value on a non-recurring basis are summarized below:

Fair Value Measurements at December 31, 2019 Using
Significant Unobservable Inputs (Level 3)

Impaired loans:
Commercial	$84
Real Estate:
Single-family residential	106
Commercial:
Non-owner occupied	4,387
Total impaired loans	$4,577

Fair Value Measurements at December 31, 2018 Using
Significant Unobservable Inputs (Level 3)

Impaired loans:
Commercial	$100
Real Estate:
Single-family residential	110
Commercial:
Non-owner occupied	2,804
Total impaired loans	$3,014

The Company had no assets or liabilities measured at fair value on a non-recurring basis that were measured using Level 1 or 2 inputs at December 31, 2019 or December 31, 2018.

Impaired loans that are measured for impairment using the fair value of the collateral for collateral dependent loans, had a principal balance of $4,612, with a valuation allowance of $35 at December 31, 2019.  Impaired loans that are measured for impairment using the fair value of the collateral for collateral dependent loans, had a principal balance of $3,036 with a valuation allowance of $22 at December 31, 2018.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following table presents quantitative information about Level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at December 31, 2019:

	Fair Value	Valuation Technique(s)	Unobservable Inputs	(Range) Weighted Average
Impaired loans:
Commercial	$84	Comparable sales approach	Adjustment for differences between the comparable market transactions	2.06%
Real estate:
Single-family residential	106	Comparable sales approach	Adjustment for differences between the comparable market transactions	3.61%
Commercial:
Non-owner occupied	4,387	Comparable sales approach	Adjustment for differences between the comparable market transactions	(-2.58%, 14.00%) 2.44%

The following table presents quantitative information about Level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at December 31, 2018:

	Fair Value	Valuation Technique(s)	Unobservable Inputs	(Range) Weighted Average
Impaired loans:
Commercial	$100	Comparable sales approach	Adjustment for differences between the comparable market transactions	3.48%
Real estate:
Single -family residential	110	Comparable sales approach	Adjustment for differences between the comparable market transactions	3.61%
Commercial:
Non-owner occupied	2,804	Comparable sales approach	Adjustment for differences between the comparable market transactions	(3.48%, 8.61%) 5.02%

Financial Instruments Recorded Using Fair Value Option:

The Company has elected the fair value option for loans held for sale.  These loans are intended for sale and the Company believes that the fair value is the best indicator of the resolution of these loans.  Loans originated as construction loans, that were subsequently transferred to held for sale, are carried at the lower of cost or market and are not included.  Interest income is recorded based on the contractual terms of the loan and in accordance with the Company’s policy on loans held for investment.  None of these loans were 90 days or more past due or on nonaccrual as of December 31, 2019 or December 31, 2018.

As of December 31, 2019 and December 31, 2018, the aggregate fair value, contractual balance and gain or loss of loans held for sale were as follows:

	December 31, 2019	December 31, 2018
Aggregate fair value	$135,711	$17,385
Contractual balance	133,993	17,008
Gain	1,718	377

The total amount of gains and losses from changes in fair value included in earnings for the year ended December 31, 2019 and 2018 for loans held for sale were:

	2019	2018
Interest income	$2,153	$669
Interest expense	-	-
Change in fair value	1,341	373
Total change in fair value	$3,494	$1,042

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The carrying amounts and estimated fair values of financial instruments at year-end were as follows:

	Fair Value Measurements at December 31, 2019 Using:
	Carrying
	Value	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$45,879	$45,879	$-	$-	$45,879
Interest-bearing deposits in other financial institutions	100	100	-	-	100
Securities available for sale	8,174	-	8,174	-	8,174
Loans held for sale	135,711	-	135,711	-	135,711
Loans and leases, net	663,303	-	-	664,152	664,152
FHLB and FRB stock	4,008	n/a	n/a	n/a	n/a
Accrued interest receivable	2,749	25	40	2,684	2,749
Yield maintenance provisions (embedded derivatives)	12	-	12	-	12
Interest rate lock commitments	3,104	-	3,104	-	3,104

Financial liabilities
Deposits	$(746,323)	$(382,173)	$(367,375)	$-	$(749,548)
FHLB advances and other debt	(29,017)	-	(29,669)	-	(29,669)
Advances by borrowers for taxes and insurance	(929)	-	-	(929)	(929)
Subordinated debentures	(14,806)	-	(15,940)	-	(15,940)
Accrued interest payable	(208)	-	(208)	-	(208)
Interest-rate swaps	(12)	-	(12)	-	(12)
TBA mortgage-backed securities	(350)	-	(350)	-	(350)

The carrying amounts and estimated fair values of financial instruments at December 31, 2018 were as follows:

	Fair Value Measurements at December 31, 2018 Using:
	Carrying
	Value	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$67,304	$67,304	$-	$-	$67,304
Interest-bearing deposits in other financial institutions	100	100	-	-	100
Securities available for sale	10,114	-	10,114	-	10,114
Loans held for sale	17,385	-	17,385	-	17,385
Loans and leases, net	550,683	-	-	549,599	549,599
FHLB stock	3,476	n/a	n/a	n/a	n/a
Accrued interest receivable	2,181	45	40	2,097	2,182
Yield maintenance provisions (embedded derivatives)	17	-	17	-	17
Interest rate lock commitments	721	-	721	-	721

Financial liabilities
Deposits	$(579,786)	$(306,121)	$(272,924)	$-	$(579,045)
FHLB advances and other debt	(19,500)	-	(19,589)	-	(19,589)
Advances by borrowers for taxes and insurance	(827)	-	-	(827)	(827)
Subordinated debentures	(14,767)	-	(14,280)	-	(14,280)
Accrued interest payable	(231)	-	(231)	-	(231)
Interest-rate swaps	(17)	-	(17)	-	(17)
TBA mortgage-backed securities	(342)	-	(342)	-	(342)

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

Loans and Leases

Fair values of loans and leases, excluding loans held for sale, are estimated utilizing an exit pricing methodology as follows:  For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values resulting in a Level 3 classification.  Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality resulting in a Level 3 classification.  The discount rate for the discounted cash flow analyses includes a credit quality adjustment.  Impaired loans are valued at the lower of cost or fair value as described previously.

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

FHLB Advances and Other Debt

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

Off-Balance-Sheet Instruments

The fair value of off-balance-sheet items is not considered material.

NOTE 7 – LOAN SERVICING

Mortgage loans serviced for others are not reported as assets.  The principal balances of these loans at year-end were as follows:

	December 31, 2019	December 31, 2018
Mortgage loans serviced for Freddie Mac	$2,649	$2,999

Custodial escrow balances maintained in connection with serviced loans were $59 and $70 at year-end 2019 and 2018, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 8- PREMISES AND EQUIPMENT AND OPERATING LEASES

Year-end premises and equipment were as follows:

	December 31, 2019	December 31, 2018
Land and land improvements	$1,293	$1,293
Buildings	4,294	4,239
Furniture, fixtures and equipment	2,729	2,592
	8,316	8,124
Less: accumulated depreciation	(4,325)	(4,260)
	$3,991	$3,864

Depreciation expense for 2019 and 2018 totaled $316 and $248, respectively.

Operating Leases:

A lease is defined as a contract, or part of a contract, that conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. On January 1, 2019, the Company adopted ASU No. 2016-02, Leases (Topic 842) and all subsequent ASUs that modified Topic 842. For the Company, Topic 842 primarily affected the accounting treatment for operating lease agreements in which the Company is the lessee.

The leases in which the Company is the lessee are comprised of real estate property for branches and offices and for equipment with terms extending through 2024. All of our leases are classified as operating leases, and therefore, were previously not recognized on the Company’s consolidated balance sheets. With the adoption of Topic 842, operating lease agreements are required to be recognized on the consolidated balance sheets as a right-of-use (“ROU”) asset and a corresponding operating lease liability.  The Company does not have any leases classified as finance leases.

The calculated amount of the ROU assets and lease liabilities are impacted by the length of the lease term and the discount rate used to present value the minimum lease payments. The Company’s lease agreements often include one or more options to renew at the Company’s discretion which were considered, as applicable, in the calculation of the ROU assets and lease liabilities.  If at lease inception, the Company considers the exercising of a renewal option to be reasonably certain, the Company will include the extended term in the calculation of the ROU asset and lease liability. Regarding the discount rate, Topic 842 requires the use of the rate implicit in the lease whenever this rate is readily determinable. As this rate is not readily determinable in our operating leases, the Company utilizes its incremental borrowing rate at lease inception, on a collateralized basis, over a similar term.  At December 31, 2019, the weighted-average remaining lease term for the Company’s operating leases was 4.3 years and the weighted-average discount rate was 6.57%.

The Company’s operating lease costs were $404 for the year ended December 31, 2019.  The variable lease costs totaled $231 for the year ended December 31, 2019. As the Company elected not to separate lease and non-lease components for all classes of underlying assets and instead to account for them as a single lease component, the variable lease cost primarily represents variable payments such as common area maintenance and utilities.

Future minimum operating lease payments as of December 31, 2019 are as follows:

2020	$544
2021	548
2022	536
2023	377
Thereafter	250
Total future minimum rental commitments	2,255
Less - amounts representing interest	(295)
Total operating lease liabilities	$1,960

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 9 – DEPOSITS

Time deposits of $100 or more were $294,452 and $216,577 at year-end 2019 and 2018, respectively.  Time deposits of $250 or more were $148,473 and $72,685 at year-end 2019 and 2018, respectively.

Scheduled maturities of time deposits for the next five years are as follows:

2020	$189,268
2021	82,813
2022	54,764
2023	20,174
2024	17,124
Thereafter	7
Total	$364,150

Brokered deposits at year-end 2019 and 2018 totaled $124,884 and $101,215, respectively.

NOTE 10 –FHLB ADVANCES AND OTHER DEBT

FHLB advances and other debt were as follows:

	Weighted
	Average Rate	December 31, 2019	December 31, 2018
FHLB fixed rate advances
Maturities:
2019	-	$-	$3,500
2020	1.98%	4,500	4,500
2021	2.32%	4,000	4,000
2022	2.05%	1,500	1,500
2024	1.90%	6,500	-
Total FHLB fixed rate advances		16,500	13,500

Variable rate other debt:
Holding Company credit facility	5.50%	5,000	6,000
Warehouse facility	4.00%	7,517	-
Total variable rate other debt		12,517	6,000
Total		$29,017	$19,500

Each FHLB advance is payable at its maturity date, with a prepayment penalty.

The advances were collateralized as follows:

	December 31, 2019	December 31, 2018
Single-family mortgage loans	$79,144	$70,140
Multi-family mortgage loans	21,258	18,841
Commercial real estate loans (1-4 family)	6,639	5,986
Home equity lines of credit	5,028	6,446
Securities	3,074	4,058
Cash	3,300	3,300
Total	$118,443	$108,771

Based on the collateral pledged to the FHLB, CFBank was eligible to borrow up to a total of $88,953 from the FHLB at December 31, 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Payments due on FHLB advances and other debt over the next five years are as follows:
December 31, 2019
2020	$12,517
2021	4,500
2022	5,500
2023	-
2024	6,500
$29,017

The Holding Company had an existing credit facility with a third-party bank which was modified to a $10,000 revolving line-of-credit in December 2018.    In December 2019, the $5,000 outstanding balance on the existing line-of-credit was converted to a $5,000 term loan with an additional $10,000 revolving line-of-credit.  The new term loan requires quarterly principal payments of $125 plus accrued interest.  Any remaining principal is due and payable on the maturity date, which is December 23, 2022.  Loans under the credit facility bear interest at a rate equal to the Prime Rate plus 0.75%.  The purpose of the credit facility is to provide an additional source of liquidity for the Holding Company and to provide funds for the Holding Company to downstream as additional capital to CFBank to support growth.  As of December 31, 2019, the Company had an outstanding balance of $5,000 on the term loan and no outstanding balance on the revolving line-of-credit.  At December 31, 2018, the credit facility had an outstanding balance of $6,000.

At December 31, 2018, CFBank had $8,000 of availability in an unused line of credit at a commercial bank.  During the third quarter of 2019, CFBank added an additional $15,000 line of credit at another commercial bank.  There were no outstanding borrowings on these lines of credit at December 31, 2019 or December 31, 2018.  If CFBank were to borrow on these lines of credit, interest would accrue daily at a variable rate based on the commercial bank’s cost of funds and current market returns.

During the fourth quarter of 2019, CFBank entered into a $25,000 warehouse facility with a commercial bank.  The warehouse facility is used to periodically fund loans held for sale from the close (funding) date until they are sold in the secondary market.  Borrowings on the facility bear interest at the greater of 30 Day Libor plus 2.00% or 4.00% and are secured by the specific loans that were funded.  At December 31, 2019, the warehouse facility had an outstanding balance of $7,517.

There were no outstanding borrowings with the Federal Reserve Bank (the “FRB”) at December 31, 2019 or at December 31, 2018.

Assets pledged as collateral with the FRB were as follows:

	2019	2018
Commercial loans	$38,317	$29,578
Commercial real estate loans	77,733	76,332
	$116,050	$105,910

Based on the collateral pledged, CFBank was eligible to borrow up to $65,614 from the FRB at year-end 2019.

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

The Holding Company may redeem the subordinated debentures, in whole or in part, in a principal amount with integral multiples of $1, at 100% of the principal amount, plus accrued and unpaid interest.  The subordinated debentures mature on December 30, 2033.  The subordinated debentures are also redeemable in whole or in part from time to time, upon the occurrence of specific events defined within the trust indenture.  There are no required principal payments on the subordinated debentures over the next five years.  The Holding Company has the option to defer interest payments on the subordinated debentures for a period not to exceed five consecutive years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The subordinated debentures have a variable rate of interest, reset quarterly, equal to the three-month London Interbank Offered Rate plus 2.85%, which was 4.81% at year-end 2019 and 5.65% at year-end 2018.

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

The Notes initially bear interest at 7.00%, from and including December 20, 2018, to but excluding December 30, 2023, payable semi-annually in arrears on June 30 and December 30 of each year. From and including December 30, 2023, to but excluding December 30, 2028 or the earlier redemption of the notes, the interest rate will reset quarterly to an interest rate equal to the then current three-month LIBOR (but not less than zero) plus 4.14%, payable quarterly in arrears on March 30, June 30, September 30, and December 30 of each year.  The Holding Company may, at its option, redeem the notes beginning on December 30, 2023 and on any scheduled interest payment date thereafter.  After payment of approximately $388 of debt issuance costs, the Holding Company’s net proceeds were approximately $9,612.  At December 31, 2019, the balance of the subordinated notes, net of unamortized debt issuance costs, was $9,651.

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

The unfunded liability under the Pentegra DB Plan at June 30, 2019 totaled $110 and at June 30, 2018 was $61.  CFBank’s contributions for the plan years ending June 30, 2019 and June 30, 2018, totaled $59 and $18, respectively.  Contributions to the plan may vary from period to period due to the change in the plan's unfunded liability. The unfunded liability is primarily related to the change in plan assets and the change in plan liability from one year to the next.  The change in plan assets is based on contributions deposited, benefits paid and the actual rate of return earned on those assets.  The change in plan liability is based on demographic changes and changes in the interest rates used to determine plan liability.  In the event the actual rate of return earned on plan assets declines, the value of the plan assets will decline.  In the event the interest rates used to determine plan liability decrease, plan liability will increase.  The combined effect of each change determines the change in the unfunded liability and the change in the employer contributions.

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

Funded status (market value of plan assets divided by funding target) based on valuation reports as of July 1, 2019 and 2018 was 89.69% and  94.33%, respectively.

Total contributions made to the Pentegra DB Plan, as reported on Form 5500 of the Pentegra DB Plan, totaled $164,570 and $367,119 for the plan years ended June 30, 2018 and June 30, 2017, respectively.    CFBank’s contributions to the Pentegra DB Plan were not more than 5% of the total contributions to the Pentegra DB Plan.

401(k) Plan:

The Company sponsors a 401(k) plan that allows employee contributions up to the maximum amount allowable under federal tax regulations, which are currently matched in an amount equal to 50% of the first 6% of the compensation contributed.  Expense for 2019 and 2018 was $188 and  $106, respectively.

Salary Continuation Agreement:

In 2004, CFBank entered into a nonqualified salary continuation agreement with its former Chairman Emeritus.  Benefits provided under the plan are unfunded, and payments are made by CFBank.  Under the plan, CFBank pays him, or his beneficiary, a benefit of $25 annually for 20 years, beginning 6 months after his retirement date, which was February 28, 2008.  The expense related to this

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

plan totaled $8 and  $9 in 2019 and 2018, respectively. The accrual is included in accrued interest payable and other liabilities in the consolidated balance sheets and totaled $170 at year-end 2019 and $187 at year-end 2018.

Life Insurance Benefits:

CFBank has entered into agreements with certain employees, former employees and directors to provide life insurance benefits which are funded through life insurance policies purchased and owned by CFBank.  The expense related to these benefits totaled ($12) and ($9) in 2019 and 2018, respectively.  The accrual for CFBank’s obligation under these agreements is included in accrued interest payable and other liabilities in the consolidated balance sheets and totaled $171 at year-end 2019 and $182 at year-end 2018.

NOTE 13 – INCOME TAXES

Income tax expense was as follows:

	December 31, 2019	December 31, 2018
Current federal	$2,627	$972
Deferred federal (1)	(187)	85
Total	$2,440	$1,057

(1)	Includes tax benefit of operating loss carryforwards of $34 and $34 for the years ended December 31, 2019 and 2018, respectively.

Effective tax rates differ from the federal statutory rate of 21% for 2019 and 2018 applied to income before income taxes due to the following:

	December 31, 2019	December 31, 2018
Federal Statutory rate times financial statement income	$2,529	$1,119
Effect of:
Stock compensation	(18)	(13)
Bank owned life insurance income	(30)	(29)
Low income housing tax credits	(59)	(30)
Other	18	10
	$2,440	$1,057
Effective tax rate	20%	20%

Year-end deferred tax assets and liabilities were due to the following:

	2019	2018
Deferred tax assets:
Allowance for loan and lease losses	$1,170	$1,085
Compensation related issues	433	273
Deferred loan fees	-	6
Nonaccrual interest	55	45
Net operating loss carry forward	432	467
Operating lease liabilities	412	-
Other	-	40
	2,502	1,916
Deferred tax liabilities:
FHLB stock dividend	226	226
Deferred loan costs	7	-
Depreciation	73	82
Operating lease right-of-use assets	374	-
Other	36	-
Prepaid expenses	65	48
	781	356
Net deferred tax asset	$1,721	$1,560

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

At December 31, 2019, the Company had a deferred tax asset recorded of approximately $1,700.  At December 31, 2018, the Company had a deferred tax asset recorded of approximately $1,600.  At December 31, 2019 and December 31, 2018, the Company had no unrecognized tax benefits recorded.  The Company is subject to U.S. federal income tax and is no longer subject to federal examination for years prior to 2016.

Our deferred tax assets are composed of U.S. net operating losses (“NOLs”), and other temporary book to tax differences.    When determining the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded as a benefit, the Company conducts a regular assessment of all available information. This information includes, but is not limited to, taxable income in prior periods, projected future income and projected future reversals of deferred tax items.    Based on these criteria, the Company determined as of December 31, 2019 that no valuation allowance was required against the net deferred tax asset.

In 2012, a recapitalization program through the sale of $22,500 in common stock improved the capital levels of CFBank and provided working capital for the Holding Company.   The result of the change in stock ownership associated with the stock offering, however, was that the Company incurred an ownership change within the guidelines of Section 382 of the Internal Revenue Code of 1986.   At year-end 2019, the Company had net operating loss carryforwards of $22,579, which expire at various dates from 2024 to 2033.  As a result of the ownership change, the Company's ability to utilize carryforwards that arose before the 2012 stock offering closed is limited to $163 per year.  Due to this limitation, management determined it is more likely than not that $20,520 of net operating loss carryforwards will expire unutilized.  As required by accounting standards, the Company reduced the carrying value of deferred tax assets, and the corresponding valuation allowance, by the $6,977 tax effect of this lost realizability.

Federal income tax laws provided additional deductions, totaling $2,250, for thrift bad debt reserves established before 1988.  Accounting standards do not require a deferred tax liability to be recorded on this amount, which otherwise would have totaled $473 at year-end 2019.  However, if CFBank were wholly or partially liquidated or otherwise ceases to be a bank, or if tax laws were to change, this amount would have to be recaptured and a tax liability recorded.  Additionally, any distributions in excess of CFBank’s current or accumulated earnings and profits would reduce amounts allocated to its bad debt reserve and create a tax liability for CFBank.

NOTE 14 – RELATED-PARTY TRANSACTIONS

Loans to principal officers, directors and their affiliates during 2019 were as follows:

Beginning balance	$3,672
New loans	3,062
Repayments	(621)
Ending balance	$6,113

All loans to related parties were made in the ordinary course of business under terms equivalent to those prevailing in the market for arm’s length transactions at the time of origination.

Deposits from principal officers, directors, and their affiliates at year-end 2019 and 2018 were $976 and $593, respectively.

NOTE 15 – STOCK-BASED COMPENSATION

The Company has two stock-based compensation plans (collectively, the “Plans”), as described below, under which awards are outstanding or may be granted in the future.  Total compensation cost that has been charged against income for those Plans totaled $527 and $376 for 2019 and 2018, respectively.  The total income tax benefit was $111 and $79 for 2019 and 2018, respectively.  All exercise prices and share amounts have been restated for the 1-for-5.5 reverse stock split on August 20, 2018 (see Note 1).

The Plans are all stockholder-approved and authorize stock option grants and restricted stock awards to be made to directors, officers and employees.  The 2009 Equity Compensation Plan (the “2009 Plan”), which was approved by stockholders on May 21, 2009, replaced the Company’s 2003 equity compensation plan (the “2003 Plan”) and provided for 36,363 shares, plus any remaining shares available to grant or that are later forfeited or expire under the 2003 Plan, to be made available to be issued as stock option grants, stock appreciation rights or restricted stock awards.  On May 16, 2013, the Company’s stockholders approved the First Amendment to the 2009 Plan to increase the number of shares of common stock reserved for stock option grants and restricted stock awards thereunder to 272,727.  The 2019 Equity Incentive Plan (the “2019 Plan”), which was approved by stockholders on May 29, 2019, authorizes up to 300,000 shares (plus any shares that are subject to grants under the 2009 Plan and that are later forfeited or expire), to be awarded as stock option grants, stock appreciation rights, restricted stock awards or restricted stock units.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

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

There were no stock options granted or exercised during the years ended December 31, 2019 and December 31, 2018.

A summary of stock option activity in the Plans for 2019 follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Intrinsic Value
Outstanding at beginning of year	96,379	$7.65
Expired	-
Cancelled or forfeited	(941)	8.19
Outstanding at end of period	95,438	$7.64	3.4	$604

Exercisable at end of period	95,438	$7.64	3.4	$604

During the years ended December 31, 2019 and 2018, there were 941 and 1,667 stock options canceled or forfeited, respectively.  Expense associated with unvested forfeited shares is reversed.  As of December 31, 2019 and 2018, all stock options granted under the Plans were vested.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Restricted Stock Awards:

The Plans also permit the grant of restricted stock awards to directors, officers and employees.  Compensation is recognized over the vesting period of the awards based on the fair value of the stock at grant date.  The fair value of the stock is determined using the closing share price on the date of grant and shares generally have vesting periods of one to three years.  There were 73,738 shares of restricted stock issued in 2019 and 31,827 shares of restricted stock issued in 2018.

A summary of changes in the Company’s nonvested restricted shares for the year follows:

Nonvested Shares	Shares	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2019	69,324	$11.91
Granted	73,738	13.35
Vested	(36,288)	11.38
Forfeited	(3,858)	12.37
Nonvested at December 31, 2019	102,916	$13.11

As of December 31, 2019 and 2018, the unrecognized compensation cost related to nonvested shares granted under the Plans was $1,221 and $812, respectively.   There were 36,288 shares that vested during the year ended December 31, 2019.

The 2009 Plan terminated in accordance with its terms on March 19, 2019 and, as a result, no further awards may be granted under the 2009 Plan.  There were 264,456 shares remaining available for awards of stock option grants, stock appreciation rights,  restricted stock awards or restricted stock units under the 2019 Plan at December 31, 2019.

NOTE 16 – PREFERRED AND COMMON STOCK

Series B Preferred Stock:

Commencing in April 2014, the Company conducted a private placement of up to 480,000 shares of its 6.25% Non-Cumulative Convertible Perpetual Preferred Stock, Series B (“Series B Preferred Stock”) for an offering price of $25.00 per share (the “2014 Private Placement”).  Pursuant to the Private Placement, the Company sold an aggregate of 480,000 shares of Series B Preferred Stock on May 12, 2014 and July 15, 2014, for an aggregate offering price of $12,000.  After payment of approximately $482 in placement fees and approximately $149 of other offering expenses, the Company’s net proceeds from its sale of the 480,000 shares of Series B Preferred Stock in the Private Placement were approximately $11,369.

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

The conversion of the Series B Preferred Stock resulted in the elimination of the non-cumulative preferred dividend payments on the Series B Preferred Stock in the aggregate amount of approximately $188 quarterly ($750 annually) beginning with the 4th quarter of 2017.

Series C Preferred Stock:

On October 25, 2019, the Company entered into a Securities Purchase Agreement with certain accredited investors in a private placement for an aggregate offering price of approximately $25 million, pursuant to which on October 31, 2019, the Holding Company sold (i) 849,615 shares of the Company’s common stock, at a purchase price of $12.00 per share and (ii) 12,337 shares of a new series of the Company’s non-voting convertible perpetual preferred stock, series C, par value $0.01 per share (the “Series C Preferred Stock”), at a purchase price of $1,200.00 per share.

Each share of Series C Preferred Stock will be convertible either (i) automatically into 100 shares of the Company’s non-voting common stock, par value $0.01 per share (which will also be convertible into Common Stock) (the “Non-Voting Common Stock”), effective as of the close of business on the date that the Company obtains stockholder approval for, and files, a Certificate of Amendment to the Company’s Certificate of Incorporation to authorize such class of Non-Voting Common Stock; or (ii) unless

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

previously converted into shares of Non-Voting Common Stock, into 100 shares of the Company’s common stock upon transfer of such shares of Series C Preferred Stock to a non-affiliate of the holder in specified permitted transactions.

NOTE 17 – COMMON STOCK WARRANTS

Series B Preferred Stock – Warrants:

For each share of Series B Preferred Stock issued by the Company in the 2014 Private Placement, the Company also issued, at no additional charge, a Warrant to purchase shares of common stock of the Company.  (Warrants to purchase an aggregate of 1,152,125 shares of common stock (or 209,477 shares on a post-reverse-split basis) were issued by the Company to the purchasers of the 480,000 shares of Series B Preferred Stock sold in the Private Placement.  The Warrants were exercisable for a period of approximately five (5) years expiring on July 15, 2019, at an exercise price of $10.18 (on a post-reverse-split basis) per share of common stock.  As of December 31, 2019, there were no outstanding warrants as all of the unexercised warrants expired on July 15, 2019.

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

The following tables present actual and required capital ratios as of December 31, 2019 and December 31, 2018 for CFBank under the Basel III Capital Rules.  Capital levels required to be considered well capitalized are based upon prompt corrective action regulations, as amended to reflect the changes under the Basel III Capital Rules.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

	Actual		Minimum Capital Required-Basel III Fully Phased-In		To Be Well Capitalized Under Applicable Regulatory Capital Standards
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2019
Total Capital to risk weighted assets	$95,164	12.96%	$77,097	10.50%	$73,425	10.00%
Tier 1 (Core) Capital to risk weighted assets	87,857	11.97%	62,412	8.50%	58,740	8.00%
Common equity tier 1 capital to risk-weighted assets	87,857	11.97%	51,398	7.00%	47,726	6.50%
Tier 1 (Core) Capital to adjusted total assets (Leverage ratio)	87,857	10.58%	33,221	4.00%	41,526	5.00%

	Actual		Minimum Capital Required-Basel III Phase-In Schedule		Minimum Capital Required-Basel III Fully Phased-In		To Be Well Capitalized Under Applicable Regulatory Capital Standards
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2018
Total Capital to risk weighted assets	$69,066	12.37%	$55,164	9.88%	$58,626	10.50%	$55,834	10.00%
Tier 1 (Core) Capital to risk weighted assets	62,085	11.12%	43,998	7.88%	47,459	8.50%	44,668	8.00%
Common equity tier 1 capital to risk-weighted assets	62,085	11.12%	35,622	6.38%	39,084	7.00%	36,292	6.50%
Tier 1 (Core) Capital to adjusted total assets (Leverage ratio)	62,085	10.13%	24,526	4.00%	24,526	4.00%	30,658	5.00%

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

NOTE 19 – DERIVATIVE INSTRUMENTS

Interest-rate swaps:

CFBank utilizes interest-rate swaps as part of its asset liability management strategy to help manage its interest rate risk position and does not use derivatives for trading purposes.  The notional amount of the interest-rate swaps does not represent amounts exchanged by the parties.  The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest-rate swap agreements.  CFBank was party to interest-rate swaps with a combined notional amount of $12,039 at December 31, 2019 and $1,359 at December 31, 2018.

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

The counterparty to CFBank’s interest-rate swaps is exposed to credit risk whenever the interest-rate swaps are in a liability position.  At December 31, 2019, CFBank had $77 in securities pledged as collateral for these derivatives. Should the liability increase beyond the collateral value, CFBank may be required to pledge additional collateral.

Additionally, CFBank’s interest-rate swap instruments contain provisions that require CFBank to remain well capitalized under regulatory capital standards. The interest-rate swaps may be called by the counterparty if CFBank fails to maintain well-capitalized status under regulatory capital standards.  As of December 31, 2019, CFBank was well-capitalized under regulatory capital standards.

Summary information about the derivative instruments is as follows:

	2019	2018
Notional amount	$12,039	$1,359
Weighted average pay rate on interest-rate swaps	4.66%	3.12%
Weighted average receive rate on interest-rate swaps	4.63%	2.49%
Weighted average maturity (years)	7.3	2.0
Fair value of interest-rate swaps	$(12)	$(17)
Fair value of yield maintenance provisions	$12	$17

The fair value of the yield maintenance provisions and interest-rate swaps is recorded in other assets and other liabilities, respectively, in the consolidated balance sheet.  Changes in the fair value of the yield maintenance provisions and interest-rate swaps are reported currently in earnings, as other noninterest income in the consolidated statements of income.  There were no net gains or losses recognized in earnings related to yield maintenance provisions and interest-rate swaps in 2019 or 2018.

Mortgage banking derivatives:

Commitments to fund certain mortgage loans (interest rate locks) to be sold into the secondary market are considered derivatives.  These mortgage banking derivatives are not designated in hedge relationships.  The Company had approximately $297,454 and $55,220 of interest rate lock commitments related to residential mortgage loans at December 31, 2019 and December 31, 2018, respectively.  The fair value of these mortgage banking derivatives was reflected by a derivative asset of $3,104 and $721 at December 31, 2019 and December 31, 2018, respectively, which was included in other assets in the consolidated balance sheet. Fair values were estimated based on anticipated gains on the sale of the underlying loans. Changes in the fair values of these mortgage banking derivatives are included in net gains on sales of loans.

Mortgage banking activities include two types of commitments: rate lock commitments and forward loan commitments. Rate lock commitments are loans in our pipeline that have an interest rate locked with the customer. The commitments are generally for periods of 30-60 days and are at market rates. In order to mitigate the effect of the interest rate risk inherent in providing rate lock commitments, we economically hedge our commitments by entering into either a forward loan sales contract under best efforts or a trade of “to be announced (TBA)” mortgage-backed securities (“notional securities”) for mandatory delivery. The Company had approximately $225,500 and $33,250 of TBA mortgage-backed securities at December 31, 2019 and December 31, 2018, respectively.  The fair value of these TBA mortgage-backed securities was ($350) and ($342) at December 31, 2019 and December 31, 2018, respectively, which is included in other liabilities on the consolidated balance sheet.  The changes in fair value related to movements in market rates of the rate lock commitments and the forward loan sales contracts and notional securities generally move in opposite directions, and the net impact of changes in these valuations on net income during the loan commitment period is generally inconsequential. The Company has not formally designated these derivatives as a qualifying hedge relationship and, accordingly, accounts for such forward contracts as freestanding derivatives with changes in fair value recorded to earnings each period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following table reflects the amount and market value of mortgage banking derivatives included in the consolidated balance sheet as of the period end (in thousands):

	December 31, 2019		December 31, 2018
	Notional Amount	Fair Value	Notional Amount	Fair Value
Assets (Liabilities):
Interest rate commitments	$297,454	$3,104	$55,220	$721
TBA mortgage-back securities	225,500	(350)	33,250	(342)

The following table represents the revenue recognized on mortgage activities for the years ended December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
Gain on loans sold	$9,603	$1,152
Gain (loss) from change in fair value of loans held-for-sale	1,341	373
Gain (loss) from change in fair value of derivatives	(490)	402
	$10,454	$1,927

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

The contractual amounts of financial instruments with off-balance-sheet risk at year end were as follows:

	2019		2018
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans	$314,705	$43,979	$80,528	$36,542
Unused lines of credit	$10,678	$55,684	$6,218	$50,355
Standby letters of credit	$1,415	$-	$946	$-

Commitments to make loans are generally made for periods of 60 days or less, except for construction loan commitments, which are typically for a period of one year, and loans under a specific drawdown schedule, which are based on the individual contracts.  The fixed-rate loan commitments had interest rates ranging from 2.00% to 8.75% and maturities ranging from 3  months to 30 years at December 31, 2019. The fixed-rate loan commitments had interest rates ranging from 3.75% to 6.25% and maturities ranging from 5 months to 30 years at December 31, 2018.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 21 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of Central Federal Corporation follows:

	2019	2018
Assets
Cash and cash equivalents	$10,037	$2,675
Investment in banking subsidiary	88,317	62,479
Investment in and advances to other subsidiary	238	233
Other assets	2,045	1,213
Total assets	$100,637	$66,600

Liabilities and Equity
Subordinated debentures	$14,806	$14,767
Other borrowings	5,000	6,000
Accrued expenses and other liabilities	167	274
Stockholders' equity	80,664	45,559
Total liabilities and stockholders' equity	$100,637	$66,600

	2019	2018

Interest income	$-	$-
Other income	70	95
Interest expense	1,353	604
Other expense	758	877
Loss before income tax and before undistributed subsidiary income	(2,041)	(1,386)
Tax effect	427	290
Loss after income tax and before undistributed subsidiary income	(1,614)	(1,096)
Equity in undistributed subsidiary income	11,215	5,369
Net income	$9,601	$4,273
Comprehensive income	$9,702	$4,247

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

	2019	2018
Cash flows from operating activities
Net Income	$9,601	$4,273
Adjustments:
Effect of subsidiaries' operations	(11,215)	(5,369)
Amortization, net	39	-
Change in other assets and other liabilities	(939)	95
Net cash used by operating activities	(2,514)	(1,001)

Cash flows from investing activities
Investments in banking subsidiary	(14,000)	(13,133)
Net cash used by investing activities	(14,000)	(13,133)

Cash flows from financing activities
Proceeds from other borrowings	4,000	8,000
Repayments of other borrowings	(5,000)	(2,000)
Net proceeds from issuance of subordinated debentures	-	9,612
Net proceeds from the issuance of preferred stock private placement	14,000	-
Net proceeds from the issuance of common stock private placement	9,641	-
Acquisition of treasury shares surrendered upon vesting of restricted stock for payment of taxes	(23)	(42)
Exercise of warrants to common stock	1,258	716
Net cash from financing activities	23,876	16,286
Net change in cash and cash equivalents	7,362	2,152
Beginning cash and cash equivalents	2,675	523
Ending cash and cash equivalents	$10,037	$2,675

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 22 – EARNINGS PER COMMON SHARE

The two-class method is used in the calculation of basic and diluted earnings per share.  Under the two-class method, earnings available to common stockholders for the period are allocated between common stockholders and participating securities (certain unvested share-based awards and Series C preferred stock outstanding) according to dividends declared (or accumulated) and participation rights in undistributed earnings.  The factors used in the earnings per share computation follow:

	December 31, 2019	December 31, 2018
Basic
Net income	$9,601	$4,273
Dividends on Series B preferred stock, accretion of discount and value of warrants exercised	219	62
Earnings allocated to participating securities (Series C preferred stock)	(430)	-
Net income allocated to common stockholders	$9,390	$4,335

Weighted average common shares outstanding including unvested share-based payment awards (1)	4,582,997	4,260,617
Less: Unvested share-based payment awards	(1,532)	-
Average shares	4,581,465	4,260,617
Basic earnings per common share	$2.05	$1.02

Diluted
Net earnings allocated to common stockholders	$9,390	$4,335
Add back: Preferred Dividends on Series B stock and accretion of discount	-	-
Net earnings allocated to common stockholders	$9,390	$4,335

Weighted average common shares outstanding for basic earnings per common share (1)	4,581,465	4,260,617
Add: Dilutive effects of assumed exercises of stock options	38,620	40,903
Add: Dilutive effects of assumed exercises of stock warrants	6,947	42,210
Add: Dilutive effects of unvested share-based payment awards	1,532	-
Average shares and dilutive potential common shares	4,628,564	4,343,730
Diluted earnings per common share	$2.03	$1.00

(1)	Adjusted for 1-for-5.5 reverse stock split on August 20, 2018.

The following potential common shares were anti-dilutive and not considered in computing diluted earnings per common share.

	2019	2018
Stock options	463	792

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 24 - ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table summarizes the changes within each classification of accumulated other comprehensive income, net of tax, for the years ended December 31, 2019 and December 31, 2018 and summarizes the significant amounts reclassified out of each component of accumulated other comprehensive income:

Changes in Accumulated Other Comprehensive Income by Component
For the Year Ended December 31, 2019 and 2018 (1)

	Unrealized Gains and Losses on Available-for-Sale Securities

	2019	2018
Accumulated other comprehensive loss, beginning of period	$(73)	$(47)
Other comprehensive gain (loss) before reclassifications	101	(26)
Less amount reclassified from accumulated other comprehensive loss (2)	-	-
Net current-period other comprehensive income (loss)	101	(26)
Accumulated other comprehensive income (loss), end of period	$28	$(73)

(1)	All amounts are net of tax. Amounts in parentheses indicate a reduction of other comprehensive income.
(2)	There were no amounts reclassified out of other comprehensive income for years ended December 31, 2019 and December 31, 2018.

NOTE 25- SUBSEQUENT EVENT

On March 12, 2020, the Board of Directors of Central Federal Corporation (the “Company) authorized a stock repurchase program pursuant to which the Company may repurchase up to 3% of the Company’s outstanding common stock over the period commencing March 13, 2020 and ending September 30, 2020.  Under the stock repurchase program, the Company may purchase shares of its common stock from time to time through various means, including open market transactions and privately negotiated transactions.  Open market repurchases will be made in accordance with applicable securities laws and regulations, including Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and may be effected pursuant to Rule 10b5-1 under the Exchange Act.  The manner, timing and amount of any stock repurchases will be determined by the Company’s management in its discretion based on its evaluation of various factors, including the trading price of the Company’s common stock, market and economic conditions, regulatory requirements and other corporate considerations.  The repurchase program may be suspended or discontinued at any time.

Central Federal Corporation and CFBank	Central Federal Corporation Officers
Board of Directors
Timothy T. O’Dell
Robert E. Hoeweler	President and Chief Executive Officer
Chief Executive Officer, Hoeweler Holdings
Chairman of the Board, Central Federal Corporation and CFBank	John W. Helmsdoerfer, CPA
Executive Vice President,
Thomas P. Ash	Chief Financial Officer and Treasurer
Retired, formerly Director of Governmental Relations
Buckeye Association of School Administrators	Barbara Pyke
Corporate Secretary
Edward W. Cochran
Attorney	CFBank Executive Officers

James H. Frauenberg II	Timothy T. O’Dell
Principal Owner,	President and Chief Executive Officer
Addison Holdings LLC,
John W. Helmsdoerfer, CPA
Robert H. Milbourne	Executive Vice President and
RHM Advisors	Chief Financial Officer

John T. Pietrzak
Managing Principal
Castle Creek Capital

David L. Royer
Executive Vice President of Development,
Continental Real Estate Companies

Timothy T. O’Dell
President and Chief Executive Officer,
Central Federal Corporation and CFBank

CFBank Office Locations
(Markets Served)

Worthington, Ohio (Greater Columbus)*	Glendale, Ohio (Cincinnati)*
7000 North High Street	38 Village Square
Worthington, Ohio 43085	Glendale, Ohio 45246
614-334-7979	513-772-0263

Columbus, Ohio (Greater Columbus)***	Blue Ash, Ohio (Cincinnati)*
8101 North High Street, Suite 180	10300 Alliance Road #150
Columbus, Ohio 43235	Cincinnati, Ohio 45242
614-639-6333	513-427-3005

Woodmere, Ohio (Greater Cleveland)**	Wellsville, Ohio (Columbiana County)*
28879 Chagrin Blvd.	601 Main Street
Woodmere, Ohio 44122	Wellsville, Ohio 43968
216-468-3100	330-532-1517

Fairlawn, Ohio (Akron/Canton)*	Calcutta, Ohio (Columbiana County)*
3009 Smith Road, Suite 100	49028 Foulks Drive
Fairlawn, Ohio 44333	Calcutta, Ohio 43920
330-666-7979	330-385-4323

*   Full service branch

**  Agency office

*** Loan production office

Corporate Data

Annual Report

A  COPY OF THE ANNUAL REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE WITHOUT CHARGE UPON WRITTEN REQUEST TO:

John W. Helmsdoerfer, CPA

Executive Vice President and Chief Financial Officer

Central Federal Corporation

7000 North High Street

Worthington, Ohio 43085

Phone: 614-318-4661

Fax: 614-334-7980

Email: Johnhelmsdoerfer@cfbankmail.com

Annual Meeting

The Annual Meeting of Shareholders of Central Federal Corporation will be held at 10:00 a.m., local time, on Wednesday, May 27, 2020, at the New Albany Country Club, 1 Club Lane, New Albany, Ohio 43054.

Shareholder Services

Computershare, Inc. serves as transfer agent for Central Federal Corporation shares. Communications regarding change of address, transfer of shares or lost certificates should be sent to:

Computershare, Inc.

250 Royall Street

Canton, MA 02021

Phone: 1-800-368-5948