Form 10-K, Exhibit 13
period 2020-12-31
CF BANKSHARES INC.
filed 2021-03-23
CIK 1070680

Exhibit 13.1

Annual Report to Security Holders For the Fiscal Year ended December 31, 2020

Dear fellow Shareholders,

2020 was a year of record-setting performance. Net income more than tripled during 2020 as compared to 2019.  Our CFBank team also achieved a record ROA of 2.59%, along with a record ROE of 32%,

Our Total Assets reached nearly $1.5 billion at year end 2020 (an increase of 68%), plus we originated more than $2 billion of Residential Mortgage Loans during 2020.

EPS for the year was $4.47 per common share, increasing by 120% over the prior year, resulting in an end-of-year Book Value of $16.79 per common share.

Pre-provision, Pre-Tax Revenue topped $47 million for the full year.

Also during 2020, we fortified our Loan Loss Provision to over 2% of Loans, excluding SBA and other government guaranteed loans, in response to COVID-19, even though our Credit Quality has remained strong.

We enter 2021 in strengthened condition along with being well-positioned to continue with our objectives of quality growth and expansion. Our Commercial Loan Pipelines are robust and well above the levels experienced at this same time last year.  Our Teams are deeper and more experienced.

We believe the ongoing investments we have made and are making in our Core Banking businesses, Commercial & Retail Banking, along with Residential Home Lending, will contribute to our strategic objective of achieving increased size and scale, with a near-term objective of achieving Total assets of $2 billion. All of these business initiatives and objectives are laser-focused on enhancing both shareholder and franchise value during 2021.

As a shareholder, we invite you to become a CFBank customer and experience for yourself the Boutique Banking difference. Please feel free to contact me directly at (614) 318-4660 to get the ball rolling.

On behalf of our CFBank colleagues and our Directors, we express our appreciation and sincere thanks to you for your continuing support!

We are just Revving Up!

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

	At December 31,
	2020	2019	2018	2017	2016
	(Dollars in thousands)
Selected Financial Condition Data:
Total assets	$1,476,995	$880,545	$665,025	$481,425	$436,112
Cash and cash equivalents	221,594	45,879	67,304	45,498	57,941
Securities available for sale	8,701	8,174	10,114	11,773	14,058
Equity securities	5,000	-	-	-	-
Loans held for sale	283,165	135,711	17,385	1,124	2,812
Loans and leases, net (1)	895,344	663,303	550,683	406,406	346,125
Allowance for loan and lease loss (ALLL)	17,022	7,138	7,012	6,970	6,925
Nonperforming assets	695	2,439	415	470	908
Foreclosed assets	-	-	38	-	204
Deposits	1,113,070	746,323	579,786	419,028	375,364
FHLB advances and other debt	214,426	29,017	19,500	13,500	13,500
Subordinated debentures	14,844	14,806	14,767	5,155	5,155
Total stockholders' equity	110,210	80,664	45,559	40,261	39,292

	For the year ended December 31,
	2020	2019	2018	2017	2016
	(Dollars in thousands)
Summary of Operations:
Total interest income	$42,386	$35,104	$24,886	$17,207	$14,409
Total interest expense	14,578	13,404	6,997	3,534	3,096
Net interest income	27,808	21,700	17,889	13,673	11,313
Provision for loan and lease losses	10,915	-	-	-	230
Net interest income after provision for loan and lease losses	16,893	21,700	17,889	13,673	11,083
Noninterest income:
Net gain on sale of loans	58,366	10,767	1,927	75	134
Other	1,627	953	789	668	1,043
Total noninterest income	59,993	11,720	2,716	743	1,177
Noninterest expense	40,603	21,379	15,275	10,955	9,823
Income before income taxes	36,283	12,041	5,330	3,461	2,437
Income tax expense (benefit)	6,675	2,440	1,057	2,115	810
Net income	$29,608	$9,601	$4,273	$1,346	$1,627

Management’s Discussion and Analysis of Financial Condition and Results of Operations

	At or for the year ended December 31,
	2020	2019	2018	2017	2016
	(Dollars in thousands)
Selected Financial Ratios and Other Data:
Performance Ratios (2)
Return on average assets	2.59%	1.30%	0.78%	0.31%	0.43%
Return on average equity	32.04%	17.57%	10.11%	3.36%	4.19%
Average yield on interest-earning assets (3)	3.89%	4.98%	4.75%	4.25%	4.09%
Average rate paid on interest-bearing liabilities	1.64%	2.38%	1.71%	1.14%	1.06%
Average interest rate spread (4)	2.25%	2.60%	3.04%	3.11%	3.03%
Net interest margin, fully taxable equivalent (5)	2.55%	3.08%	3.41%	3.38%	3.21%
Average interest-earning assets to interest bearing liabilities	122.64%	124.90%	128.04%	130.09%	121.04%
Efficiency ratio (6)	46.24%	63.97%	74.13%	75.99%	78.65%
Noninterest expenses to average assets	3.55%	2.89%	2.78%	2.54%	2.60%
Common stock dividend payout ratio	0.67%	n/m	n/m	n/m	n/m

Capital Ratios: (2)
Equity to total assets at end of period	7.46%	9.16%	6.85%	8.36%	9.01%
Average equity to average assets	8.07%	7.39%	7.68%	9.28%	10.27%
Tier 1 (core) capital to adjusted total assets (Leverage ratio) (7)	9.74%	10.58%	10.13%	9.37%	9.66%
Total capital to risk weighted assets (7)	14.31%	12.96%	12.37%	11.91%	12.46%
Tier 1 (core) capital to risk weighted assets (7)	13.05%	11.97%	11.12%	10.65%	11.20%
Common equity tier 1 capital to risk weighted assets (7)	13.05%	11.97%	11.12%	10.65%	11.20%

Asset Quality Ratios: (2)
Nonperforming loans to total loans (8)	0.08%	0.36%	0.07%	0.11%	0.20%
Nonperforming assets to total assets (9)	0.05%	0.28%	0.06%	0.10%	0.21%
Allowance for loan and lease losses to total loans	1.87%	1.06%	1.26%	1.69%	1.96%
Allowance for loan and lease losses to nonperforming loans (8)	2449.21%	292.66%	1859.95%	1482.98%	983.66%
Net charge-offs (recoveries) to average loans	0.13%	(0.02%)	(0.01%)	(0.01%)	(0.02%)

Per Share Data: (10)
Basic earnings per common share	$4.53	$2.05	$1.02	$0.21	$0.28
Diluted earnings per common share	4.47	2.03	1.00	0.19	0.28
Dividends declared per common share	0.03	-	-	-	-
Tangible book value per common share at end of period	16.79	12.40	10.51	9.48	9.19

(1)	Loans and leases, net represents the recorded investment in loans net of the ALLL.
(2)	Asset quality ratios and capital ratios are end-of-period ratios. All other ratios are based on average monthly balances during the indicated periods.
(3)	Calculations of yield are presented on a taxable equivalent basis using the federal income tax rate.
(4)	The average interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(5)	The net interest margin represents net interest income as a percent of average interest-earning assets.
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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

FORWARD LOOKING STATEMENTS

Statements in this annual report that are not statements of historical fact are forward-looking statements which are made in good faith by us. Forward-looking statements include, but are not limited to: (1) projections of revenues, income or loss, earnings or loss per common share, capital structure and other financial items; (2) plans and objectives of the management or Boards of Directors of CF Bankshares Inc. (the “Holding Company”) or CFBank, National Association (“CFBank” and, together with the Holding Company, the “Company”); (3) statements regarding future events, actions or economic performance; and (4) statements of assumptions underlying such statements.  Words such as "estimate," "strategy," "may," "believe," "anticipate," "expect," "predict," "will," "intend," "plan," "targeted," and the negative of these terms, or similar expressions, are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.  Various risks and uncertainties may cause actual results to differ materially from those indicated by our forward-looking statements, including, without limitation, those risks detailed from time to time in our reports filed with the SEC, including those identified in “Item 1A. Risk Factors” of Part I of our Form 10-K filed with the SEC for the year ended December 31, 2020.

Forward-looking statements are not guarantees of performance or results.  A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement.  We believe that we have chosen these assumptions or bases in good faith and that they are reasonable.  We caution you, however, that assumptions or bases almost always vary from actual results, and the differences between assumptions or bases and actual results can be material.  The forward-looking statements included in this quarterly report speak only as of the date of the report.  We undertake no obligation to publicly release revisions to any forward-looking statements to reflect events or circumstances after the date of such statements, except to the extent required by law.

Business Overview

The Holding Company is a financial holding company that owns 100% of the stock of CFBank, which was formed in Ohio in 1892 and converted from a federal savings association to a national bank on December 1, 2016.  Prior to December 1, 2016, the Holding Company was a registered savings and loan holding company.  Effective as of December 1, 2016 and in conjunction with the conversion of CFBank to a national bank, the Holding Company became a registered bank holding company and elected financial holding status with the Federal Reserve Board (the “FRB”).  Effective as of July 27, 2020, the Company changed its name from Central Federal Corporation to CF Bankshares Inc.

CFBank is a boutique commercial bank headquartered in Columbus, Ohio. CFBank has focused on bettering the Ohio economy and serving the financial needs of closely held businesses since 1892. Over a century has passed, and yet, our focus remains the same: guide fellow Ohioans to financial stability and success with agility, ease, and care.  As CFBank has expanded, we have maintained our penchant for individualized service and direct customer access to decision makers. CFBank now has locations in four major metro Ohio markets - Columbus, Cleveland, Cincinnati, and Akron, as well as branch locations in Columbiana Country (two locations).  In every location, CFBank provides commercial loans and leases, commercial and residential real estate loans and treasury management depository services, corporate treasury management, residential lending, and full-service retail banking services and products. In addition, CFBank also has a national residential lending platform.  CFBank also offers its clients the convenience of online internet banking, mobile banking, and remote deposit.

Most of our deposits and loans come from our market area.  Our principal market area for loans and deposits includes the following Ohio counties: Franklin County through our office in Worthington, Ohio and our loan production office in Columbus, Ohio; Summit County through our office in Fairlawn, Ohio; Hamilton County through our offices in Glendale and Blue Ash, Ohio; Columbiana County through our offices in Calcutta and Wellsville, Ohio; and Cuyahoga County, through our agency office in Woodmere, Ohio. Because of CFBank’s concentration of business activities in Ohio, the Company’s financial condition and results of operations depend in large part upon economic conditions in Ohio.

COVID-19 Impact. The World Health Organization declared the coronavirus COVID-19 a pandemic in March 2020.  The impacts of the COVID-19 pandemic have resulted in, among other things, stock and global market declines, disruption in business and leisure activities as stay-at-home orders were mandated by state and local governments, significant strain on the health care industry as it addressed the severity of the health crisis, and shifts in the general economy (such as high unemployment, negative GDP expectations, a 150 bps decline in Federal funds rates, and unprecedented government stimulus), triggering a 2020 recession.  The dramatic events surrounding the pandemic and the uncertainty about the longevity of the pandemic’s affects will continue to impact future expectations about credit costs and margins and noninterest expenses.

Given the extent of uncertainty, we guided numerous existing and new customers through our participation in the Paycheck Protection Program (“PPP”) and by providing temporary loan modifications to loan customers.  CFBank originated approximately $126 million of PPP loans during the second quarter of 2020 to over 550 borrowers.  The PPP loans provided low interest rates (1%) and potentially forgivable funds to small businesses and are fully guaranteed by the SBA, warranting no credit loss provision.  Using the PPP loans as collateral, CFBank funded nearly all of the PPP loans through loans obtained under the Federal Reserve’s Paycheck Protection

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Program Liquidity Facility (“PPPLF”), which carry a low interest rate of 0.35%.  CFBank’s loans through the PPPLF totaled $107.4 million at December 31, 2020.  PPP loans are given a zero risk-weight in regulatory risk-based capital ratios.  Also, to the extent the PPP loans are funded through the PPPLF, they are also excluded from average assets for purposes of calculating CFBank’s regulatory leverage ratio.  Since the pandemic started, CFBank has granted payment modifications on loans totaling approximately $100 million (or approximately 12% of outstanding loan balances).  At December 31, 2020, loans on payment deferrals totaled approximately $528,000 (or approximately .06% of outstanding loan balances).

Amid the uncertainty related to the COVID-19 pandemic, CFBank significantly increased the allowance for loan and lease losses during the year ended December 30, 2020 for the dramatically changing circumstances that continue to evolve.

Also in response to COVID-19, the Company has modified its business practices with a portion of employees working remotely from their homes to limit interruptions to operations as much as possible and to help reduce the risk of COVID-19 infecting entire departments.  The Company is promoting social distancing, frequent hand washing and thorough disinfection of all surfaces.  CFBank’s financial service location lobbies were closed for periods of time except for advance appointments only.

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

Financial Condition

General.    Assets totaled $1.5 billion at December 31, 2020 and increased $596.5 million, or 67.7%, from $880.5 million at December 31, 2019.  The increase was primarily due to a $232.0 million increase in net loan balances, a $175.7 million increase in cash and cash equivalents, and a $147.5 million increase in loans held for sale.

Cash and cash equivalents.    Cash and cash equivalents totaled $221.6 million at December 31, 2020, and increased $175.7 million, or 383.0%, from $45.9 million at December 31, 2019.  The increase in cash and cash equivalents was primarily attributed to increases in deposits, FHLB advances and other borrowings, partially offset by an increase in net loans and loans held for sale.

Securities.    Securities available for sale totaled $8.7 million at December 31, 2020, and increased $527,000, or 6.5%, compared to $8.2 million at December 31, 2019.  The increase was due to security purchases, partially offset by principal maturities. Equity securities totaled $5.0 million at December 31, 2020.  The increase was due to a purchase during the fourth quarter of 2020.

Loans held for sale.    Loans held for sale totaled $283.2 million at December 31, 2020 and increased $147.5 million, or 108.7%, from $135.7 million at December 31, 2019.

Loans and Leases.    Net loans and leases totaled $895.3 million at December 31, 2020, and increased $232.0 million, or 35.0%, from $663.3 million at December 31, 2019.  The increase was primarily due to a $167.6 million increase in commercial loan balances, a $29.5 million increase in commercial real estate loan balances, a $27.6 million increase in single-family residential loan balances, a $12.8 million increase in construction loans balances, and a $6.1 million increase in multi-family loan balances, partially offset by a $9.9 million increase in the allowance for loan losses and a $1.7 million decrease in consumer loan balances.  The increase in the aforementioned commercial loan balances includes $107.0 million of PPP loans, coupled with increased sales activity and new relationships.

CFBank has participated in a Mortgage Purchase Program with Northpointe Bank (Northpointe), a Michigan banking corporation, since December 2012.  Pursuant to the terms of a participation agreement, CFBank purchases participation interests in loans made by Northpointe related to fully underwritten and pre-sold mortgage loans originated by various prescreened mortgage brokers located

Management’s Discussion and Analysis of Financial Condition and Results of Operations

throughout the U.S.  The underlying loans are individually (MERS) registered loans which are held until funded by the end investor.  The mortgage loan investors include Fannie Mae and Freddie Mac, and other major financial institutions.  This process on average takes approximately 14 days.  Given the short-term holding period of the underlying loans, common credit risks (such as past due, impairment and TDR, nonperforming, and nonaccrual classification) are substantially reduced.  Therefore, no allowance is allocated by CFBank to these loans.  These loans are 100% risk rated for CFBank capital adequacy purposes.  Under the participation agreement, CFBank agrees to purchase a 95% ownership/participation interest in each of the aforementioned loans, and Northpointe maintains a 5% ownership interest in each loan it participates.  During the twelve months ended December 31, 2020 and December 31, 2019, loan origination activity totaled $423.7 million and $844.7 million, respectively, and payoffs for the same period totaled $434.0 million and $855.5 million, respectively.  At December 31, 2020 and December 31, 201, CFBank held $15.7 million and $26.0 million, respectively, of such loans which are included in single-family residential loan totals.

Allowance for loan and lease losses (ALLL).  The allowance for loan and lease losses totaled $17.0 million at December 31, 2020, and increased $9.9 million, or 138.5%, from $7.1 million at December 31, 2019.  The increase in the ALLL is due to $10.9 million in the provision for loan and lease losses expense, partially offset by net charge-offs of $1.0 million during the year ended December 31, 2020.  The ratio of the ALLL to total loans was 1.87% at December 31, 2020, compared to 1.06% at December 31, 2019.  The ratio of the ALLL to total loans, excluding loan balances subject to SBA guarantees, was 2.15% at December 31, 2020, compared to 1.07% at December 31, 2019.

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

The ALLL consists of specific and general components.  The specific component relates to loans that are individually classified as impaired.  A loan is impaired when, based on current information and events, it is probable that CFBank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Substandard loans of all classes within the commercial, commercial real estate, construction and multi-family residential loan segments, regardless of size, are individually evaluated for impairment when they are 90 days past due, or earlier than 90 days past due if information regarding the payment capacity of the borrower indicates that payment in full according to the loan terms is doubtful.  If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate, or at the fair value of collateral, less costs to sell, if repayment is expected solely from the collateral.  Large groups of smaller balance loans, such as consumer and single-family residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.  Loans within any class for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings (TDRs) and are classified as impaired.  See Notes 1 and 4 to our consolidated financial statements included in this annual report for additional information regarding the ALLL.

Individually impaired loans totaled $3.1 million at December 31, 2020, and decreased $1.5 million, or 33.0%, from $4.6 million at December 31, 2019.  The decrease was primarily due to a payoff of a commercial real estate loan during the first quarter.  The amount of the ALLL specifically allocated to individually impaired loans totaled $23,000 at December 31, 2020 and $35,000 at December 31, 2019.  The decrease in the ALLL specifically allocated to impaired loans was primarily due to management’s updated analysis.

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

Nonperforming loans, which are nonaccrual loans and loans 90 days past due but still accruing interest, totaled $695,000 at December 31, 2020, and decreased $1.7 million from $2.4 million at December 31, 2019.  The decrease was primarily due to a payoff of a

Management’s Discussion and Analysis of Financial Condition and Results of Operations

commercial real estate loan during the first quarter of 2020.  The ratio of nonperforming loans to total loans was 0.08% at December 31, 2020, compared to 0.36% at December 31, 2019.

The following table presents information regarding the number and balance of nonperforming loans at December 31, 2020 and December 31, 2019.

	December 31, 2020		December 31, 2019
	# of loans	Balance	# of loans	Balance
	(dollars in thousands)
Commercial	1	$190	1	$85
Single-family residential real estate	3	421	6	550
Commercial real estate	-	-	1	1,689
Home equity lines of credit	3	84	4	115
Total	7	$695	12	$2,439

Nonaccrual loans include some nonperforming loans that were previously modified and identified as TDRs.  TDRs included in nonaccrual loans totaled $190,000 at December 31, 2020 and $85,000 at December 31, 2019.  The increase in TDRs included a commercial loan that was modified during the fourth quarter of 2020, offset by a commercial loan that was returned to accrual status during the first quarter of 2020.

Nonaccrual loans at December 31, 2020 and December 31, 2019 do not include $2.9 million and $2.8 million, respectively, of TDRs where customers have established a sustained period of repayment performance, generally six months, loans are current according to their modified terms and repayment of the remaining contractual payments is expected.  These loans are included in total impaired loans.  See Notes 1 and 4 to our consolidated financial statements included in this annual report for additional information regarding impaired loans and nonperforming loans.

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

Management’s loan review process is an integral part of identifying problem loans and determining the ALLL. We maintain an internal credit rating system and loan review procedures specifically developed as the primary credit quality indicator to monitor credit risk for commercial, commercial real estate and multi-family residential real estate loans.  We analyze these loans individually and categorize loans into risk categories based on relevant information about the ability of borrowers to service their debt, such as current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors.  Credit reviews for these loan types are generally performed at least annually, and more often for loans with higher credit risk.  Loan officers maintain close contact with borrowers between reviews.  Adjustments to loan risk ratings are based on the reviews and at any time information is received that may affect risk ratings.  Additionally, an independent third party review of commercial, commercial real estate and multi-family residential loans is performed at least annually.  Management uses the results of these reviews to help determine the effectiveness of the existing policies and procedures and to provide an independent assessment of our internal loan risk rating system.

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

The level of total criticized and classified loans increased by $3.3 million, or 30.4%, during the twelve months ended December 31, 2020 primarily due to loan downgrades.  Loans designated as special mention increased $4.4 million, or 87.9%, and totaled $9.4 million at December 31, 2020, compared to $5.0 million at December 31, 2019.  Loans classified as substandard decreased $1.3  million, or 22.1%, and totaled $4.6 million at December 31, 2020, compared to $5.9 million at December 31, 2019.  One commercial loan totaling $190 was classified as doubtful at December 31, 2020 and no loans were classified as doubtful at December 31, 2019.  See Note 4 to our consolidated financial statements included in this annual report for additional information regarding risk classification of loans.

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

Total past due loans decreased $3.0 million, and totaled $2.2 million at December 31, 2020, compared to $5.2 million at December 31, 2019.  Past due loans totaled 0.2% of the loan portfolio at December 31, 2020, compared to 0.8% at December 31, 2019. See Note 4 to our consolidated financial statements included in this annual report for additional information regarding loan delinquencies.

All lending activity involves risk of loss.  Certain types of loans, such as option adjustable-rate mortgage (ARM) products, junior lien mortgages, high loan-to-value ratio mortgages, interest only loans, subprime loans and loans with initial teaser rates, can have a greater risk of non-collection than other loans.  CFBank has not engaged in subprime lending or used option ARM products.

Loans that contain interest only payments may present a higher risk than those loans with an amortizing payment that includes periodic principal reductions. Interest only loans are primarily commercial lines of credit secured by business assets and inventory, and consumer home equity lines of credit secured by the borrower’s primary residence. Due to the fluctuations in business assets and inventory of our commercial borrowers, CFBank has increased risk due to a potential decline in collateral values without a corresponding decrease in the outstanding principal.  Interest only commercial lines of credit totaled $83.1 million, or 24.6%, of CFBank’s commercial portfolio at December 31, 2020, compared to $82.5 million, or 48.4%, at December 31, 2019.  Interest only home equity lines of credit totaled $20.2 million, or 96.5%, of the total home equity lines of credit at December 31, 2020 compared to $19.4 million, or 92.7%, at December 31, 2019.

We believe the ALLL is adequate to absorb probable incurred credit losses in the loan portfolio as of December 31, 2020; however, future additions to the allowance may be necessary based on factors including, but not limited to, deterioration in client business performance, recessionary economic conditions, declines in borrowers’ cash flows and market conditions which result in lower real estate values, including any of the foregoing that may result from the ongoing COVID-19 pandemic and/or the effects of various governmental responses to the pandemic, including stimulus packages and programs.  Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the ALLL.  Such agencies may require additional provisions for loan losses based on judgments and estimates that differ from those used by management, or on information available at the time of their review.  Management continues to diligently monitor credit quality in the existing portfolio and analyze potential loan opportunities carefully in order to manage credit risk.  An increase in loan losses could occur if economic conditions and factors which affect credit quality, real estate values and general business conditions worsen or do not improve.

Foreclosed assets.  There were no foreclosed assets at December 31, 2020 and at December 31, 2019.  The level of foreclosed assets and charges to foreclosed assets expense may change in the future in connection with workout efforts related to foreclosed assets, nonperforming loans and other loans with credit issues.

Premises and equipment.  Premises and equipment, net, totaled $3.7 million at December 31, 2020, and decreased $261,000, or 6.5%, from $4.0 million at December 31, 2019.  See Note 8 – Premises and Equipment to our consolidated financial statements included in this annual report for additional information.

Deposits.  Deposits totaled $1.1 billion at December 31, 2020, an increase of $366.7 million, or 49.1%, from $746.3 million at December 31, 2019.   The increase is due to a $283.6 million increase in interest-bearing deposit accounts and an $83.1 million increase in noninterest-bearing account balances.  Interest-bearing deposit accounts increased to $914.4 million at December 31, 2020, from $630.8 million at December 31, 2019.  The increase in interest-bearing accounts is primarily attributed to a $194.3 million increase in certificate of deposit account balances, a $70.1 million increase in money market account balances, and a $16.4 million increase in interest-bearing checking account balances. The increase in certificate of deposit account balances was due to increases in retail, brokered, and listing service certificates of deposits. The increases in retail certificate of deposits and money market account balances were primarily due to increases in customer relationships and balances from on-going sales and marketing activities. The increase in interest-bearing checking is primarily related to the balances in the Insured Cash Sweep (ICS) programs offered through Promontory Interfinancial Network.

CFBank is a participant in the Certificate of Deposit Account Registry Service® (CDARS) and Insured Cash Sweep (ICS) programs offered through Promontory Interfinancial Network.  Promontory works with a network of banks to offer products that can provide up to approximately $50 million of FDIC insurance coverage through these innovative products.  Brokered deposits, including CDARS deposits that qualify as brokered, totaled $168.7 million at December 31, 2020, and increased $43.8 million, or 35.1% from $124.9 million at December 31, 2019.  Customer balances in the CDARS reciprocal and ICS reciprocal programs, which do not qualify as brokered, totaled $46.9 million at December 31, 2020 and increased $18.9 million, or 67.5%, from $28.0 million at December 31, 2019.

FHLB advances and other debt.  FHLB advances and other debt totaled $214.4 million at December 31, 2020 and increased $185.4 million, or 639.0%, compared to $29.0 million at December 31, 2019.  The Holding Company currently has a term loan in the original

Management’s Discussion and Analysis of Financial Condition and Results of Operations

principal amount of $5.0 million with an additional $10.0 million revolving line-of-credit with a third-party bank.  The term loan requires quarterly principal payments of $125,000 plus accrued interest.  Any remaining principal is due and payable on the maturity date, which is December 23, 2022. Loans under the credit facility bear interest at a rate equal to the Prime Rate plus 0.75%. The purpose of the credit facility is to provide an additional source of liquidity for the Holding Company and to provide funds for the Holding Company to downstream as additional capital to CFBank to support growth.  As of December 31, 2020, the Company had an outstanding balance of $4.5 million on the term loan and $5.0 million outstanding balance on the revolving line-of-credit.  At December 31, 2019, the term loan had an outstanding balance of $5.0 million and no outstanding balance on the credit facility.

At December 31, 2020, CFBank had availability in unused lines of credit at two commercial banks in the amounts of $50.0 million and $15.0 million.  There were no outstanding borrowings on either line at December 31, 2020 and December 31, 2019.

During the fourth quarter of 2019, CFBank entered into a $25.0 million warehouse facility with a commercial bank.  The warehouse facility is used to periodically fund loans held for sale from the close (funding) date until they are sold in the secondary market.  Borrowings on the facility bear interest at the greater of the 30-day LIBOR plus 2.00% or 4.00% and are secured by the specific loans that were funded.  This warehouse facility had no outstanding balance at December 31, 2020 and $7.5 million at December 31, 2019.

During the second quarter of 2020, CFBank entered into an additional $75 million warehouse facility with a commercial bank.  The warehouse facility is used to periodically fund loans held for sale from the close (funding) date until they are sold in the secondary market.  Borrowings on the facility bear interest at the greater of the 30-day LIBOR plus 1.75% or 3.50% and are secured by the specific loans that were funded.  This warehouse facility had a $70.0 million outstanding balance at December 31, 2020 and no outstanding balance at December 31, 2019.

CFBank has participated in the PPPLF, which provides liquidity through term financing backed by PPP loans.  At December 31, 2020, the principal balance of PPPLF advances outstanding was $107.4 million.  Principal payments are due on the PPPLF advances when the related PPP loans are repaid or forgiven by the SBA.    See the section titled “Liquidity and Capital Resources” for additional information regarding FHLB advances and other debt.

Subordinated debentures    Subordinated debentures totaled $14.8 million at December 31, 2020 and at December 31, 2019.  In December 2018, the Holding Company entered into subordinated note purchase agreements with certain qualified institutional buyers and completed a private placement of $10 million of fixed-to-floating rate subordinated notes, net of unamortized debt issuance costs of approximately $388,000.  In 2003, the Holding Company issued subordinated debentures in exchange for the proceeds of a $5.0 million trust preferred securities offering issued by a trust formed by the Holding Company.  The terms of the subordinated debentures allow for the Holding Company to defer interest payments for a period not to exceed five years.  Interest payments were current at December 31, 2020 and December 31, 2019.  See Note 11-Subordinated Debentures to our consolidated financial statements included in this annual report for additional information.

Stockholders’ equity.  Stockholders’ equity totaled $110.2 million at December 31, 2020, an increase of $29.5 million, or 36.6%, from $80.7 million at December 31, 2019.  The increase in total stockholders’ equity was primarily attributed to net income.

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

Currently, the Holding Company has excess cash or sources of liquidity to cover its expenses for the foreseeable future, and could inject capital into CFBank if necessary.  Also, CFBank has the flexibility to manage its balance sheet size as a result of the short duration of the assets as discussed with the Northpointe mortgage program and loans held for sale, as well as to deploy those assets into higher earning assets to improve net interest income as the opportunity presents itself.

Comparison of Results of Operations for 2020 and 2019

General.    Net income for the year ended December 31, 2020 totaled $29.6 million (or $4.47 per diluted common share) and increased $20.0 million, or 208.4%, compared to net income of $9.6 million (or $2.03 per diluted common share) for the year ended December 31, 2019.    Net income for the year ended December 31, 2020 is net of provision for loan loss expense of $10.9 million versus no provision expense during 2019.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net interest income totaled $27.8 million for the year ended December 31, 2020 and increased $6.1 million, or 28.1%, compared to net interest income of $21.7 million for the year ended December 31, 2019.  The increase in net interest income was primarily due to a $7.3 million, or 20.7%, increase in interest income, partially offset by a $1.2 million, or 8.8%, increase in interest expense.  The increase in interest income was primarily attributed to a $385.2 million, or 54.7%, increase in average interest-earning assets outstanding, resulting primarily from an increase in net loans and loans held for sale, partially offset by a 109bps decrease in average yield on interest-earning assets.  The increase in interest expense was attributed to a $324.5 million, or 57.6%, increase in average interest-bearing liabilities, partially offset by a 74bps decrease in the average cost of funds on interest-bearing liabilities.  The net interest margin of 2.55% for the year ended December 31, 2020 decreased 53bps compared to the net interest margin of 3.08% for the year ended December 31, 2019.

Interest income totaled $42.4 million for the twelve months ended December 31, 2020, and increased $7.3 million, or 20.7%, compared to $35.1 million for the twelve months ended December 31, 2019. The increase in interest income was primarily attributed to a $202.0 million, or 33.9%, increase in average loans outstanding and a $152.9 million, or 249.3%, increase in loans held for sale outstanding, partially offset by an 84bp decrease in average yield on loans.

Interest expense totaled $14.6 million for the twelve months ended December 31, 2020, and increased $1.2 million, or 8.8%, compared to $13.4 million for the twelve months ended December 31, 2019.  The increase in interest expense was primarily attributed to a $213.6 million, or 40.6%, increase in average interest-bearing deposits, partially offset by a 61bps decrease in the average yield of interest-bearing deposits.

Provision for loan and lease losses.    The provision for loan and lease losses expense for the year ended December 31, 2020 was $10.9 million compared to no provision for loan and lease losses expense for the year ended December 31, 2019.  As noted above, the increase in the provision for loan and lease losses was a reflection of the increased economic stress associated with the pandemic and specific consideration of its impact on certain industries.  Net charge-offs for the year ended December 31, 2020 totaled $1.0 million, compared to net recoveries of $126,000 for the year ended December 31, 2019.

The following table presents information regarding net charge-offs (recoveries) for 2020 and 2019.

	2020	2019
(Dollars in thousands)	Net charge-offs (recoveries)

Commercial	$633	$-
Single-family residential real estate	394	(7)
Commercial real estate	-	(105)
Home equity lines of credit	4	(50)
Other consumer loans	-	36
Total	$1,031	$(126)

See the section titled “Financial Condition – Allowance for loan and lease losses” for additional information.

Noninterest income.    Noninterest income for the year ended December 31, 2020 totaled $60.0 million and increased $48.3 million, or 411.9%, compared to $11.7 million for the year ended December 31, 2019.  The increase was primarily due to a $47.6 million increase in net gain on sale of loans, coupled with a $489,000 increase in swap fee income.  The increase in net gain on sale of loans was primarily a result of increased sales volume related to our residential mortgage lending business.  The increase in swap fee income was due to an increase in customer swap transactions.

Noninterest expense.  Noninterest expense for the year ended December 31, 2020 totaled $40.6 million and increased $19.2 million, or 89.9%, compared to $21.4 million for the year ended December 31, 2019.  The increase in noninterest expense during the year ended December 31, 2020 was primarily due to a $10.8 million increase in salaries and employee benefits expense, a $3.2 million increase in professional fees expense, and a $2.8 million increase in advertising and marketing expense. The increase in salaries and employee benefits expense was primarily due to the expansion of our residential mortgage lending business, consistent with our focus on driving noninterest income, coupled with an increase in personnel to support our growth, infrastructure and risk management practices.  The increase in professional fees was related to increased activities, volumes and outsourcing in our residential mortgage business.  The increase in advertising and marketing expense was primarily due to increased expenditures related to leads-based marketing to drive revenue growth in our residential mortgage lending business, coupled with increased advertising focused on increasing core deposits.

Income taxes.    Income tax expense was $6.7 million for the year ended December 31, 2020, an increase of $4.3 million, compared to $2.4 million for the year ended December 31, 2019.  The effective tax rate for the year ended December 31, 2020 was approximately 18.4%, as compared to approximately 20.3% for the year ended December 31, 2019.  The effective tax rate for the year ended December 31, 2020 was favorably impacted by the recognition of approximately $1.0 million of historic tax credits.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our deferred tax assets are composed of  U.S. net operating losses (“NOLs”), and other temporary book to tax differences.  When determining the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded as a benefit, the Company conducts a regular assessment of all available information. This information includes, but is not limited to, taxable income in prior periods, projected future income and projected future reversals of deferred tax items.  Based on these criteria, the Company determined as of December 31, 2020 that no valuation allowance was required against the net deferred tax asset.

The Company records income tax expense based on the federal statutory rate adjusted for the effect of other items such as low income housing credits, historic tax credits, bank owned life insurance and other miscellaneous items.

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

The Company records income tax expense based on the federal statutory rate adjusted for the effect of other items such as low income housing credits, historic tax credits, bank owned life insurance and other miscellaneous items.

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

	For the Years Ended December 31,
	2020			2019			2018
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
	Balance	Paid	Rate	Balance	Paid	Rate	Balance	Paid	Rate
	(Dollars in thousands)
Interest-earning assets:
Securities (1) (2)	$10,285	$161	1.59%	$9,460	$172	1.82%	$11,413	$185	1.60%
Loans held for sale	214,177	6,231	2.91%	61,311	2,153	3.51%	19,939	655	3.29%
Loans (3)	798,572	35,620	4.46%	596,532	31,625	5.30%	461,784	23,200	5.02%
Other earning assets	61,451	175	0.28%	33,169	947	2.86%	27,811	650	2.34%
FHLB and FRB stock	5,006	199	3.98%	3,790	207	5.46%	3,308	196	5.93%
Total interest-earning assets	1,089,491	42,386	3.89%	704,262	35,104	4.98%	524,255	24,886	4.75%
Noninterest-earning assets	55,597			35,081			25,822
Total assets	$1,145,088			$739,343			$550,077

Interest-bearing liabilities:
Deposits	$739,462	11,911	1.61%	$525,818	11,684	2.22%	$383,951	6,102	1.59%
FHLB advances and other borrowings	148,887	2,667	1.79%	38,021	1,720	4.52%	25,501	895	3.51%
Total interest-bearing liabilities	888,349	14,578	1.64%	563,839	13,404	2.38%	409,452	6,997	1.71%
Noninterest-bearing liabilities	164,337			120,858			98,378
Total liabilities	1,052,686			684,697			507,830

Equity	92,402			54,646			42,247
Total liabilities and equity	$1,145,088			$739,343			$550,077

Net interest-earning assets	$201,142			$140,423			$114,803
Net interest income/interest rate spread		$27,808	2.25%		$21,700	2.60%		$17,889	3.04%
Net interest margin			2.55%			3.08%			3.41%

Average interest-earning assets to average interest-bearing liabilities	122.64%			124.90%			128.04%

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

	Year Ended			Year Ended
	December 31, 2020			December 31, 2019
	Compared to Year Ended			Compared to Year Ended
	December 31, 2019			December 31, 2018
	Increase (decrease) due to			Increase (decrease) due to
	Rate	Volume	Net	Rate	Volume	Net
	(Dollars in thousands)
Interest-earning assets:
Securities (1)	$(24)	$13	$(11)	$21	$(34)	$(13)
Loans held for sale	(428)	4,506	4,078	48	1,450	1,498
Loans	(5,559)	9,554	3,995	1,341	7,084	8,425
Other earning assets	(1,226)	454	(772)	159	138	297
FHLB and FRB stock	(64)	56	(8)	(16)	27	11
Total interest-earning assets	(7,301)	14,583	7,282	1,553	8,665	10,218

Interest-bearing liabilities:
Deposits	(3,741)	3,968	227	2,895	2,687	5,582
FHLB advances and other borrowings	(1,559)	2,506	947	306	519	825
Total interest-bearing liabilities	(5,300)	6,474	1,174	3,201	3,206	6,407

Net change in net interest income	$(2,001)	$8,109	$6,108	$(1,648)	$5,459	$3,811

(1)	Securities amounts are presented on a fully taxable equivalent basis.

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

Management actively monitors and manages interest rate risk.  The primary objective in managing interest rate risk is to limit, within established guidelines, the adverse impact of changes in interest rates on our net interest income and capital. We measure the effect of interest rate changes on CFBank’s economic value of equity (EVE), which is the difference between the estimated market value of its assets and liabilities under different interest rate scenarios.  The change in the EVE ratio is a long-term measure of what might happen to the market value of financial assets and liabilities over time if interest rates changed instantaneously and CFBank did not change existing strategies.  At December 31, 2020, CFBank’s EVE ratios, using interest rate shocks ranging from a 400 bps rise in rates to a 200 bps decline in rates, are shown in the following table.  All values are within the acceptable range established by CFBank’s Board of Directors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Economic Value of Equity
as a Percent of Assets
(CFBank only)
Basis Point	Economic
Change in Rates	Value Ratio
+400	6.5%
+300	6.9%
+200	7.3%
+100	7.7%
0	8.0%
-100	8.3%
-200	8.3%

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity management is both a daily and long-term responsibility of management.  We adjust our investments in liquid assets, primarily cash, short-term investments and other assets that are widely traded in the secondary market, based on our ongoing assessment of expected loan demand, expected deposit flows, yields available on interest-earning deposits and securities and the objective of our asset/liability management program.  In addition to liquid assets, we have other sources of liquidity available including, but not limited to, access to advances from the FHLB and borrowings from the FRB and our commercial bank lines of credit.

The following table summarizes CFBank’s cash available from liquid assets and borrowing capacity at December 31, 2020 and 2019.

	December 31, 2020	December 31, 2019
	(Dollars in thousands)
Cash, unpledged securities and deposits in other financial institutions	$212,654	$44,080
Additional borrowing capacity at the FHLB	53,609	72,153
Additional borrowing capacity at the FRB	81,508	65,614
Unused commercial bank lines of credit	65,000	23,000
Total	$412,771	$204,847

Cash, unpledged securities and deposits in other financial institutions increased $168.6 million, or 382.4%, to $212.7 million at December 31, 2020, compared to $44.1 million at December 31, 2019.  The increase is primarily attributed to an increase in deposits, FHLB advances and other borrowings, partially offset by an increase in loans and leases and loans held for sale

CFBank’s additional borrowing capacity with the FHLB decreased $18.6 million, or 25.7%, to $53.6 million at December 31, 2020, compared to $72.2 million at December 31, 2019.  The decrease is primary attributed to an increase in FHLB fixed rate advances.

CFBank’s additional borrowing capacity at the FRB increased $15.9, or 24.2%, to $81.5 million at December 31, 2020 from $65.6 million at December 31, 2019. CFBank is eligible to participate in the FRB’s primary credit program, providing CFBank access to short-term funds at any time, for any reason, based on the collateral pledged.

CFBank’s borrowing capacity with both the FHLB and FRB may be negatively impacted by changes such as, but not limited to, further tightening of credit policies by the FHLB or FRB, deterioration in the credit performance of CFBank’s loan portfolio or CFBank’s financial performance, or a decrease in the balance of pledged collateral.

CFBank had $65.0 million of availability in unused lines of credit with two commercial banks at December 31, 2020 and $23.0 million available at December 31, 2019.

Deposits are obtained predominantly from the markets in which CFBank’s offices are located. We rely primarily on a willingness to pay market-competitive interest rates to attract and retain retail deposits.  Accordingly, rates offered by competing financial institutions may affect our ability to attract and retain deposits.

CFBank relies on competitive interest rates, customer service, and relationships with customers to retain deposits. In 2010, the FDIC, pursuant to the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act permanently increased deposit insurance coverage from $100,000 to $250,000 per depositor.

The Holding Company has more limited sources of liquidity than CFBank.  In general, in addition to its existing liquid assets, sources of liquidity include funds raised in the securities markets through debt or equity offerings, funds borrowed from third party banks or other lenders, dividends received from CFBank or the sale of assets.

Management believes that the Holding Company had adequate funds at December 31, 2020 to meet its current and anticipated operating needs at this time.  The Holding Company’s current cash requirements include operating expenses and interest on subordinated debentures and other debt.  The Company may also pay dividends on its common stock, if and when declared by the Board of Directors.  On October 16, 2020, the Board of Directors declared a quarterly cash dividend in the amount of $0.03 per share, which was payable on November 16, 2020 to holders of record of the Company’s voting and nonvoting common stock as of the close of business on November 5, 2020.

Currently, annual debt service on the subordinated debentures underlying the Company’s trust preferred securities is approximately $200,000.  The subordinated debentures have a variable rate of interest, reset quarterly, equal to the three-month LIBOR plus 2.85%.  The total rate in effect was 3.09% at December 31, 2020.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Holding Company currently has a term loan in the original principal amount of $5.0 million with an additional $10.0 million revolving line-of-credit with a third-party bank.  The new term loan requires quarterly principal payments of $125,000 plus accrued interest.  Any remaining principal is due and payable on the maturity date, which is December 23, 2022.  Loans under the credit facility bear interest at a rate equal to the Prime Rate plus 0.75%.  The purpose of the credit facility is to provide an additional source of liquidity for the Holding Company and to provide funds for the Holding Company to downstream as additional capital to CFBank to support growth.  As of December 31, 2020, the Company had an outstanding balance of $4.5 million on the term loan and $5.0 million outstanding balance on the revolving line-of-credit.  At December 31, 2019, the term loan had an outstanding balance of $5.0 million and no outstanding balance on the credit facility.

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

Federal income tax laws provided deductions, totaling $2.3 million, for thrift bad debt reserves established before 1988. Accounting standards do not require a deferred tax liability to be recorded on this amount, which otherwise would have totaled $473,000 at year-end 2020.  However, if CFBank were wholly or partially liquidated or otherwise ceases to be a bank, or if tax laws were to change, this amount would have to be recaptured and a tax liability recorded. Additionally, any distributions in excess of CFBank’s current or accumulated earnings and profits would reduce amounts allocated to its bad debt reserve and create a tax liability for CFBank

Impact of Inflation

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

Critical Accounting Policies and Estimates

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

Mortgage banking derivatives.  Another critical accounting policy relates to the fair value of mortgage banking derivatives.  Mortgage banking derivatives include two types of commitments: rate lock commitments and forward loan commitments.  The fair values of these mortgage derivatives are based on anticipated gains on the underlying loans and are based on valuation models using observable market data as of the measurement date.  Changes in the fair value of the derivatives are reported currently in earnings, as other noninterest income.  Changes in assumptions or in market conditions could significantly affect the estimates.  Additional information is included in Notes 1, 6 and 19 to our consolidated financial statements.

Market and Dividend Information

The (voting) common stock of CF Bankshares Inc. trades on the Nasdaq® Capital Market under the symbol “CFBK.”  As of December 31, 2020, there were 5,303,604 shares of (voting) common stock outstanding and held by approximately 377 shareholders of record.  As of December 31, 2020, the Company also had an aggregate of 1,260,700 shares of non-voting common stock outstanding which were held by two shareholders of record.

A common dividend in the amount of $0.03 per share was declared on October 16, 2020 and paid to the holders of our outstanding shares of voting and non-voting common stock on November 16, 2020.  There were  no dividends declared or paid on our common stock during 2019.  The Holding Company is subject to various legal and regulatory policies and guidelines impacting the Holding Company’s ability to pay dividends on its stock.  In addition, banking regulations limit the amount of dividends that can be paid to the Holding Company by CFBank without prior regulatory approval and, thus, can limit the availability of funds available to the Holding Company for the payment of dividends on its stock.  The Holding Company’s ability to pay dividends on its common stock is also conditioned upon the Holding Company continuing to make certain payments on, and no event of default occurring under, the Company’s fixed-to-floating rate subordinated debt and the subordinated debentures underlying the Holding Company’s trust preferred securities.  Additional information is contained in the sections above titled “Financial Condition - Stockholders’ equity” and “Liquidity and Capital Resources” and in Notes 16 and 18 to our consolidated financial statements.

CF BANKSHARES INC.
Worthington, Ohio
ANNUAL REPORT
December 31, 2020 and 2019

CF BANKSHARES INC.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of CF Bankshares Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934, as amended.  The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020.  In making this assessment, management used the criteria for effective internal control over financial reporting as described in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2020.

This annual report does not contain an audit report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to audit by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

/s/ Timothy T. O’Dell

Timothy T. O’Dell

President and Chief Executive Officer

/s/ Kevin J. Beerman

Kevin J. Beerman

Senior Vice President and Senior Financial Officer

March 23, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors and Audit Committee

CF Bankshares Inc.

Worthington, Ohio

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CF Bankshares Inc. (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in stockholders' equity and changes of  cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements").  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments.  The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

As described in Note 4 to the consolidated financial statements, the Company’s consolidated allowance for loan and lease losses (ALLL) was $17.0 million at December 31, 2020.  The Company also describes in Note 1 of the consolidated financial statements the "Allowance for Loan Losses" accounting policy around this estimate.  The allowance for loan losses is evaluated on a regular basis by management and is based on management’s periodic review of the collectability of the loans in light of historical experiences, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions.  The allowance consists of specific, and general components.  The specific component relates to loans that are classified as impaired and an allowance is established when the discounted cash flows (or collateral value) of the impaired loan is lower than the carrying

Report of Independent Registered Public Accounting Firm

value of that loan.  The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.

The primary reason for our determination that the allowance for loan losses is a critical audit matter is that it involved significant judgement and complex review as there is a high degree of subjectivity in evaluating management’s estimate, such as evaluating management's assessment of economic conditions and other environmental factors, evaluating the adequacy of specific allowances associated with impaired loans and assessing the appropriateness of loan grades.

Our audit procedures related to the estimated allowance for loan losses included:

•

Testing the design effectiveness of internal controls, including those related to technology, over the ALLL including data completeness and accuracy, classifications of loans by loan segment, historical loss data, the calculation of a loss rate, the establishment of qualitative adjustments, grading and risk classification of loans and establishment of specific reserves on impaired loans.

•	Testing clerical and computational accuracy of the formulas within the Company’s ALLL calculation.

•	Testing of completeness and accuracy of the underlying data utilized in the ALLL.

•

Testing of the loan review function and the accuracy of loan grades determined.  Specifically, utilizing internal loan review professionals to assist us in evaluating the appropriateness of loan grades and to assess the reasonableness of specific impairments on loans.

•

Evaluating the overall reasonableness of qualitative factor adjustments including economic conditions and other environmental factors to historical loss and the appropriateness of their direction and magnitude and the Company’s support for the direction and magnitude compared to previous years.

/s/ BKD, LLP

BKD, LLP

We have served as the Company's auditor since 2014.

Indianapolis, Indiana

March 23, 2021

CF BANKSHARES INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2020 and 2019

(Dollars in thousands, except per share data)

	December 31,	December 31,
	2020	2019
ASSETS
Cash and cash equivalents	$221,594	$45,879
Interest-bearing deposits in other financial institutions	100	100
Securities available for sale	8,701	8,174
Equity securities	5,000	-
Loans held for sale, at fair value	283,165	135,711
Loans and leases, net of allowance of $17,022 and $7,138	895,344	663,303
FHLB and FRB stock	5,847	4,008
Premises and equipment, net	3,730	3,991
Operating lease right-of-use assets	1,387	1,780
Bank owned life insurance	17,490	5,345
Accrued interest receivable and other assets	34,637	12,254
Total assets	$1,476,995	$880,545

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits
Noninterest bearing	$198,675	$115,530
Interest bearing	914,395	630,793
Total deposits	1,113,070	746,323
FHLB advances and other debt	214,426	29,017
Advances by borrowers for taxes and insurance	1,029	929
Operating lease liabilities	1,532	1,960
Accrued interest payable and other liabilities	21,884	6,846
Subordinated debentures	14,844	14,806
Total liabilities	1,366,785	799,881

Commitments and contingent liabilities	-	-

Stockholders' equity
Common stock, $.01 par value;
shares authorized: 9,090,909, including 1,260,700 non-voting common stock
Voting common stock, $.01 par value; shares issued: 5,399,702 at December 31, 2020 and 5,409,394 at December 31, 2019	54	54
Non-voting common stock, $.01 par value;
shares authorized: 1,260,700;
shares issued: 1,260,700 at December 31, 2020 and 0 at December 31, 2019	13	-
Series B preferred stock, $0.01 par value; 480,000 shares authorized;
0 issued at December 31, 2020 and 0 at December 31, 2019	-	-
Series C preferred stock, $0.01 par value; 12,607 shares authorized;
0 issued at December 31, 2020 and 12,337 shares issued at December 31, 2019	-	-
Additional paid-in capital	87,637	86,903
Retained earnings (accumulated deficit)	26,479	(2,932)
Accumulated other comprehensive income	96	28
Treasury stock, at cost; 96,098 shares of common stock at December 31, 2020 and 32,940 shares of common stock at December 31, 2019	(4,069)	(3,389)
Total stockholders' equity	110,210	80,664
Total liabilities and stockholders' equity	$1,476,995	$880,545

See accompanying notes to consolidated financial statements.

CF BANKSHARES INC.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2020 and 2019

(Dollars in thousands, except per share data)

	2020	2019
Interest and dividend income
Loans and leases, including fees	$41,851	$33,778
Securities	161	172
FHLB and FRB stock dividends	199	207
Federal funds sold and other	175	947
	42,386	35,104
Interest expense
Deposits	11,911	11,684
FHLB advances and other debt	1,729	704
Subordinated debentures	938	1,016
	14,578	13,404
Net interest income	27,808	21,700
Provision for loan and lease losses	10,915	-
Net interest income after provision for loan and lease losses	16,893	21,700

Noninterest income
Service charges on deposit accounts	633	553
Net gains on sales of loans	58,366	10,767
Earnings on bank owned life insurance	145	142
Swap fee income	651	162
Other	198	96
	59,993	11,720
Noninterest expense
Salaries and employee benefits	21,987	11,170
Occupancy and equipment	1,077	965
Data processing	1,812	1,350
Franchise and other taxes	740	454
Professional fees	5,070	1,855
Director fees	648	547
Postage, printing and supplies	172	225
Advertising and marketing	5,624	2,829
Telephone	219	201
Loan expenses	304	232
Foreclosed assets, net	-	(9)
Depreciation	381	316
FDIC premiums	588	529
Regulatory assessment	181	165
Other insurance	106	99
Other	1,694	451
	40,603	21,379
Income before incomes taxes	36,283	12,041
Income tax expense	6,675	2,440
Net income	29,608	9,601
Accretion of discount and value of warrants exercised related to Series B preferred stock	-	219
Earnings allocated to participating securities (Series C preferred stock)	(2,280)	(430)
Net income attributable to common stockholders	$27,328	$9,390

Earnings per common share:
Basic	$4.53	$2.05
Diluted	$4.47	$2.03

See accompanying notes to consolidated financial statements.

CF BANKSHARES INC.

CONSOLIDATED STATEMENTS OF COMREHENSIVE INCOME

Years ended December 31, 2020 and 2019

(Dollars in thousands, except per share data)

	2020	2019
Net income	$29,608	$9,601
Other comprehensive income:
Unrealized holding gains arising during the period related to investment securities available for sale, net of tax of $18 and $27:	68	101
Other comprehensive income, net of tax	68	101
Comprehensive income	$29,676	$9,702

See accompanying notes to consolidated financial statements.

CF BANKSHARES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years ended December 31, 2020 and 2019

(Dollars in thousands, except per share data)

		Non-voting	Additional	Retained Earnings	Accumulated Other		Total
	Common	Common	Paid-In	(Accumulated	Comprehensive	Treasury	Stockholders'
	Stock	Stock	Capital	Deficit)	Income (Loss)	Stock	Equity
Balance at January 1, 2019	$44	-	61,706	(12,752)	(73)	(3,366)	45,559
Net income				9,601			9,601
Other comprehensive income					101		101
Issuance of 73,738 stock based incentive plan shares, net of forfeitures	1		(1)				-
Restricted stock expense, net of forfeitures			527				527
Acquisition of 1,705 treasury shares surrendered upon vesting of restricted stock for payment of taxes						(23)	(23)
Exercise of warrants to common stock	1		1,257				1,258
Accretion of discount and value of warrants exercised			(219)	219			-
Proceeds from the issuance of 12,337 shares from the preferred stock private placement, net of $805 in offering expenses.			14,000				14,000
Proceeds from the issuance of 849,615 shares from the common stock private placement, net of $554 in offering expenses	8		9,633				9,641
Balance at December 31, 2019	54	-	86,903	(2,932)	28	(3,389)	80,664
Net income				29,608			29,608
Other comprehensive income					68		68
Issuance of 19,660 stock based incentive plan shares, net of forfeitures	-		-				-
Restricted stock expense, net of forfeitures			711				711
Stock options exercised			36				36
Acquisition of 2,158 treasury shares surrendered upon vesting of restricted stock for payment of taxes						(32)	(32)
Purchase of 61,000 treasury shares						(648)	(648)
Conversion of 12,607 shares of Series C preferred stock to 1,260,700 shares of non-voting common stock		13	(13)				-
Dividends declared ($0.03 per share)				(197)			(197)
Balance at December 31, 2020	$54	$13	$87,637	$26,479	$96	$(4,069)	$110,210

See accompanying notes to consolidated financial statements.

CF BANKSHARES INC.

CONSOLIDATED STATEMENTS OF CHANGES OF CASH FLOWS

Years ended December 31, 2020 and 2019

(Dollars in thousands, except per share data)

	2020	2019
Net income	$29,608	$9,601
Adjustments to reconcile net income to net cash from operating activities:
Provision for loan and lease losses	10,915	-
Depreciation	381	316
Amortization, net	(1,510)	(96)
Deferred income tax (benefit)	(3,045)	(187)
Originations of loans held for sale	(2,229,042)	(726,208)
Proceeds from sale of loans held for sale	2,130,712	625,509
Net gains on sales of loans	(58,366)	(10,767)
Write-down of premises and equipment	265	-
Gain on sale of foreclosed assets	-	(12)
Earnings on bank owned life insurance	(145)	(142)
Stock-based compensation expense	711	527
Net change in:
Accrued interest receivable and other assets	(18,451)	(3,412)
Operating lease right-of-use asset	393	404
Operating lease right-of-use liability	(428)	(408)
Accrued interest payable and other liabilities	14,537	1,337
Net cash used by operating activities	(123,465)	(103,538)
Cash flows from investing activities:
Available-for-sale securities:
Maturities, prepayments and calls	5,091	3,576
Purchases	(5,552)	(1,494)
Purchase of equity securities	(5,000)	-
Purchase of bank owned life insurance	(12,000)	-
Loan and lease originations and payments, net	(241,102)	(118,467)
Proceeds from the sale of loans	1,439	6,547
Additions to premises and equipment	(385)	(443)
Purchase of FRB and FHLB Stock	(1,839)	(532)
Purchase of other investments	(1,000)	(734)
Return of investment- joint ventures	594	95
Proceeds from the sale of foreclosed assets	-	50
Net cash used by investing activities	(259,754)	(111,402)
Cash flows from financing activities:
Net change in deposits	366,747	166,537
Proceeds from FHLB advances and other debt	575,137	766,700
Repayments on FHLB advances and other debt	(452,224)	(764,700)
Net change in warehouse line of credit	70,013	-
Net change in advances by borrowers for taxes and insurance	100	102
Cash dividends paid on common stock	(195)	-
Proceeds from exercise of stock options	36	-
Net proceeds from issuance of Series C preferred stock in private placement	-	14,000
Net proceeds from issuance of common stock in private placement	-	9,641
Exercise of warrants to common stock	-	1,258
Acquisition of treasury shares surrendered upon vesting of restricted stock for payment of taxes	(32)	(23)
Purchase of treasury shares	(648)	-
Net cash from financing activities	558,934	193,515
Net change in cash and cash equivalents	175,715	(21,425)
Beginning cash and cash equivalents	45,879	67,304
Ending cash and cash equivalents	$221,594	$45,879
Supplemental cash flow information:
Interest paid	$14,296	$13,427
Income tax paid	10,300	2,510
Supplemental noncash disclosures:
Loans transferred from held for sale to portfolio	$1,725	$657
Investment payable on limited liability corporation and limited partnership	500	1,170
Transfer of other liability to operating lease right-of-use asset	-	184
Initial recognition of operating right-of-use lease asset	-	2,368
Initial recognition of operating right-of-use lease liability	-	2,368
Loans held for sale funded with other debt	(7,517)	7,517
Dividends payable	2	-

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation:

The consolidated financial statements include CF Bankshares, Inc. (the “Holding Company”) and its wholly-owned subsidiary, CFBank, National Association (“CFBank”).  On December 1, 2016, CFBank converted from a federal savings institution to a national bank.  Prior to December 1, 2016, the Holding Company was a registered savings and loan holding company.  Effective as of December 1, 2016 and in conjunction with the conversion of CFBank to a national bank, the Holding Company became a registered bank holding company and elected financial holding status with the FRB.  Effective as of July 27, 2020, the Company changed its name from Central Federal Corporation to CF Bankshares Inc.  The Holding Company and CFBank are sometimes collectively referred to herein as the “Company”.  Intercompany transactions and balances are eliminated in consolidation.

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

Cash in Excess of FDIC Limits:  At December 31, 2020, the Company’s cash accounts exceeded federally insured limits by approximately $215.7 million.  Approximately $203.0 million of that amount was held by either the Federal Reserve Bank or the Federal Home Loan Bank of Cincinnati, which is not federally insured.

Interest-Bearing Deposits in Other Financial Institution:  Interest-bearing deposits in other financial institutions mature in April, 2022 and are carried at cost.  As of December 31, 2020 and December 31, 2019, there was $100 in an interest-bearing deposit in other financial institutions.

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

Equity Securities:  Equity securities without a readily determinable fair value are held at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.  For equity securities measured under the practicability exception under Accounting Standards Update (“ASU”) 2016-01, the Company performs a qualitative assessment for equity securities without readily determinable fair values considering impairment indicators to evaluate whether an impairment exists.  If an impairment exists, the Company will recognize a loss based on the difference between carrying value and fair value.

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

Loans and Leases:  Loans and leases that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, adjusted for purchase premiums and discounts, deferred loan fees and costs and an allowance for loan and lease losses (ALLL).  Interest income is accrued on the unpaid principal balance.  Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level yield method without anticipating prepayments.

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

All interest accrued but not received for each loan placed on nonaccrual is reversed against interest income in the period in which it is placed in a nonaccrual status.  Interest received on such loans is accounted for on the cash-basis or cost recovery method, until qualifying for return to accrual status.  Loans are considered for return to accrual status provided all the principal and interest amounts that are contractually due are brought current, there is a current and well documented credit analysis, there is reasonable assurance of repayment of principal and interest, and the customer has demonstrated sustained, amortizing payment performance of at least six months.

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

All substandard loans within the commercial, multi-family residential,  commercial real estate and construction segments are individually evaluated for impairment when they are 90 days past due, or earlier than 90 days past due if information regarding the payment capacity of the borrower indicates that payment in full according to the loan terms is doubtful.  If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate, or at the fair value of collateral, less costs to sell, if repayment is expected solely from the collateral.  Large groups of smaller balance homogeneous loans, such as consumer and single-family residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

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

CFBank’s charge-off policy for commercial loans, single-family residential real estate loans, multi-family residential real estate loans, commercial real estate loans, construction loans and home equity lines of credit requires management to record a specific reserve or charge-off as soon as it is apparent that the borrower is troubled and there is, or likely will be, a collateral shortfall related to the estimated value of the collateral securing the loan.  Other consumer loans are typically charged off no later than 90 days past due.

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

Historic Tax Credits:    In June 2019, the Company made an equity investment as a non-managing member in an entity that is expected to receive historic tax credits (HTC) pursuant to Section 47 of the Internal Revenue Code.  The Company expects to receive a return through the realization of federal income tax credits, as well as other tax benefits, such as tax deductions from net operating losses of the investment over a period of time.  The HTC investment is accounted for under the equity method of accounting and is included in accrued interest receivable and other assets on the consolidated balance sheets.  The Company’s recorded investment in this entity was $0 at December 31, 2020 and $894 at December 31, 2019.  The maximum exposure to loss related to these investments was $0 at December 31, 2020, representing the Company’s investment balance.

Joint Ventures:  The Holding Company has contributed funds into a series of joint ventures (equity stake) for the purpose of allocating excess liquidity into higher earning assets while diversifying its revenue sources.  The joint ventures are engaged in shorter term operating activities related to single family real estate developments.  Income is recognized based on a rate of return on the outstanding investment balance.  As units are sold, the Holding Company receives an additional incentive payment, which is recognized as income. Under ASU 2016-15, the Company has elected the nature of distribution approach to recognize returns from equity method investments.  Returns on investment are classified as cash flows from operating activities and returns of investment are classified as investing activities. The balance outstanding in joint ventures at December 31, 2020 and December 31, 2019 was $1,406 and $1,000, respectively.  Income recognized on the joint ventures was $173 and $57, respectively, for 2020 and 2019.

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

Federal Home Loan Bank (FHLB) stock:  CFBank is a member of the FHLB system.  Members are required to own a certain amount of FHLB stock based on the level of borrowings and other factors, and may invest in additional amounts.  FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value.  Both cash and stock dividends are reported as income.

Federal Reserve Bank (FRB) stock:  CFBank is a member of the FRB system and is required to own a certain amount of stock.  FRB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value.  Both cash and stock dividends are reported as income.

Bank Owned Life Insurance:  CFBank has purchased life insurance policies on certain directors and employees.  Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

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

Earnings Per Common Share:  The two-class method is used in the calculation of basic and diluted earnings per share.  Under the two-class method, earnings available to common stockholders for the period are allocated between common stockholders and participating securities (unvested share-based payment awards) according to dividends declared (or accumulated) and participation rights in undistributed earnings.

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

Restrictions on Cash:  Cash on hand or on deposit with the Federal Reserve Bank (FRB) is required to meet regulatory reserve and clearing requirements. The reserve requirement at December 31, 2020 and December 31, 2019 was $0 and $5,164, respectively.  Cash on deposit with the FHLB includes $3,300 pledged as collateral for FHLB advances.

Equity:  Treasury stock is carried at cost. Shares sold out of treasury are valued based on the weighted average cost.  The carrying value of preferred stock and common stock warrants is based on allocation of issuance proceeds, net of issuance costs, in proportion to their relative fair values.

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

Future Accounting Matters:

In June 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.  Once effective, ASU 2016-13 will significantly change current guidance for recognizing impairment of financial instruments.  Current guidance requires an "incurred loss" methodology for recognizing credit losses that delays recognition until it is probable a loss has been incurred.  ASU 2016-13 replaces the incurred loss impairment methodology with a new methodology that reflects expected credit losses over the lives of the loans and requires consideration of a broader range of information to inform credit loss estimates.  The ASU requires an organization to estimate all expected credit losses for financial assets measured at amortized cost, including loans and held-to-maturity debt securities, based on historical experience, current conditions, and reasonable and supportable forecasts.  Additional disclosures are required.  ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration.  Under the new guidance, entities will determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss.  Any credit loss will be recognized as an allowance for credit losses on available-for-sale debt securities rather than as a direct reduction of the amortized cost basis of the investment, as is currently required.  As a result, entities will recognize improvements to estimated credit losses on available-for-sale debt securities immediately in earnings rather than as interest income over time, as currently required.  ASU 2016-13 eliminates the current accounting model for purchased credit impaired loans and debt securities.  Instead, purchased financial assets with credit deterioration will be recorded gross of estimated credit losses as of the date of acquisition and the estimated credit losses amounts will be added to the allowance for credit losses.  Thereafter, entities will account for additional impairment of such purchased assets using the models listed above.  In October 2019, the FASB voted to extend the implementation of ASU No. 2016-13 for certain financial institutions including smaller reporting companies.  As a result, ASU 2016-13 will be effective for the Company for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022.  While the Company generally expects that the implementation of ASU 2016-13 has the potential to increase its allowance for loan losses balance, the Company is continuing to evaluate the potential impact on the Company’s financial statements and disclosures.  Management has been running and evaluating various scenarios.  At this time, the estimated impact on the Company’s consolidated financial statements, including disclosures, cannot be reasonably determined.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. These amendments provide temporary optional guidance to ease the potential burden in accounting for reference rate reform. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. It is intended to help stakeholders during the global market-wide reference rate transition period. The guidance is effective for all entities as of March 12, 2020 through December 31, 2022. The Company is implementing a transition plan to identify and modify its loans and other financial instruments with attributes that are either directly or indirectly influenced by LIBOR. The Company is assessing ASU 2020-04 and its impact on the Company's transition away from LIBOR for its loan and other financial instruments.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

All of the Company’s revenue from contracts with customers in the scope of ASC 606 is recognized within noninterest income.  Descriptions of our revenue-generating activities that are within the scope of ASC 606, which are presented in our income statements as components of noninterest income are as follows:

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

NOTE 3 – SECURITIES

The following table summarizes the amortized cost and fair value of the available-for-sale securities portfolio at December 31, 2020 and December 31, 2019 and the corresponding amounts of unrealized gains and losses recognized in accumulated other comprehensive income (loss):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2020
Issued by U.S. government-sponsored entities and agencies:
U.S. Treasury	$8,517	$119	$-	$8,636
Mortgage-backed securities - residential	62	3	-	65
Total	$8,579	$122	$-	$8,701

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2019
Issued by U.S. government-sponsored entities and agencies:
U.S. Treasury	$7,986	$32	$1	$8,017
Mortgage-backed securities - residential	126	4	-	130
Collateralized mortgage obligations	27	-	-	27
Total	$8,139	$36	$1	$8,174

There was no other-than-temporary impairment recognized in accumulated other comprehensive income (loss) for securities available for sale at December 31, 2020 or December 31, 2019.

There were no sales of securities during the years ended December 31, 2020 or December 31, 2019.

The amortized cost and fair value of debt securities at December 31, 2020 and December 31, 2019 are shown in the table below by contractual maturity.  Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.  Securities not due at a single maturity date are shown separately.

	December 31, 2020		December 31, 2019
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$5,011	$5,033	$5,001	$5,000
Due from one to five years	3,506	3,603	2,985	3,017
Mortgage-backed securities - residential	62	65	126	130
Collateralized mortgage obligations	-	-	27	27
Total	$8,579	$8,701	$8,139	$8,174

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Fair value of securities pledged was as follows:

	2020	2019
Pledged as collateral for:
FHLB advances	$1,017	$3,074
Public deposits	3,060	2,015
Mortgage banking derivatives	3,016	1,500
Interest-rate swaps	-	77
Total	$7,093	$6,666

At year end 2020 and 2019, there were no holdings of securities of any one issuer, other than U.S. Treasuries and U.S. government-sponsored entities and agencies, in an amount greater than 10% of stockholders’ equity.

There were no securities with unrealized losses at December 31, 2020.

The following table summarizes securities with unrealized losses at December 31, 2019 aggregated by major security type and length of time in a continuous unrealized loss position.

December 31, 2019	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Issued by U.S. government-sponsored entities and agencies:
U.S. Treasury (1)	$499	$-	$2,501	$1	$3,000	$1
Total temporarily impaired	$499	$-	$2,501	$1	$3,000	$1

(1)	Unrealized loss is less than $1 resulting in rounding to zero

The unrealized losses in U.S. Treasuries at December 31, 2019 were related to multiple securities.  Because the decline in fair value was attributable to changes in market conditions, and not credit quality, and because the Company did not have the intent to sell these securities and would unlikely be required to sell these securities before their anticipated recovery, the Company did not consider these securities to be other-than-temporarily impaired at December 31, 2019.

Equity securities totaled $5.0 million at December 31, 2020 and $0 at December 31, 2019.  The increase was due to a purchase of preferred stock during the fourth quarter of 2020.

NOTE 4 – LOANS AND LEASES

The following table presents the recorded investment in loans and leases by portfolio segment.  The recorded investment in loans and leases includes the principal balance outstanding adjusted for purchase premiums and discounts, and deferred loan fees and costs.

	December 31, 2020	December 31, 2019
Commercial (1)	$338,286	$170,646
Real estate:
Single-family residential	147,860	120,256
Multi-family residential	45,375	39,229
Commercial	277,028	247,543
Construction	80,426	67,652
Consumer:
Home equity lines of credit	20,962	20,941
Other	2,429	4,174
Subtotal	912,366	670,441
Less: ALLL	(17,022)	(7,138)
Loans and Leases, net	$895,344	$663,303

(1)	Includes $4,133 and $4,779 of commercial leases at December 31, 2020 and December 31, 2019, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Included in Commercial loans at December 31, 2020, were $105,269 of loans originated under the Small Business Administration (“SBA”) Paycheck Protection Program (“PPP”).  The Coronavirus Aid, Relief, and Economic Security Act of 2020, as amended (the “CARES Act”), authorized the SBA to temporarily guarantee PPP loans to provide funding to small businesses to pay certain payroll costs and benefits, and other expenses, during the COVID-19 pandemic.  These loans are 100% guaranteed by the SBA and the full principal amount of the loans may qualify for forgiveness.  The loans we originated have a maturity of two years, an interest rate of 1.00% and loan payments are deferred for the initial six months (which deferral period was subsequently extended to 10 months pursuant to the Paycheck Protection Program Flexibility Act of 2020).  The majority of these loans have been pledged as collateral on borrowings under the FRB Paycheck Protection Program Lending Facility (“PPPLF”).  See Note 10 - FHLB Advances and Other Debt for additional information.

Mortgage Purchase Program:

CFBank has participated in a Mortgage Purchase Program with Northpointe Bank (Northpointe), a Michigan banking corporation, since December 2012.  Pursuant to the terms of a participation agreement, CFBank purchases participation interests in loans made by Northpointe related to fully underwritten and pre-sold mortgage loans originated by various prescreened mortgage brokers located throughout the U.S.  The underlying loans are individually (MERS) registered loans which are held until funded by the end investor. The mortgage loan investors include Fannie Mae and Freddie Mac, and other major financial institutions.  This process on average takes approximately 14 days.  Given the short-term holding period of the underlying loans, common credit risks (such as past due, impairment and TDR, nonperforming, and nonaccrual classification) are substantially reduced.  Therefore, no allowance is allocated by CFBank to these loans.  These loans are 100% risk rated for CFBank capital adequacy purposes.  Under the participation agreement, CFBank agrees to purchase a 95% ownership/participation interest in each of the aforementioned loans, and Northpointe maintains a 5% ownership interest in each loan it participates.  At December 31, 2020 and 2019, CFBank held $15,713 and $26,046, respectively, of such loans which have been included in single-family residential loan totals above.

Allowance for Loan and Lease Losses:

The ALLL is a valuation allowance for probable incurred credit losses in the loan and lease portfolio based on management’s evaluation of various factors including past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. A provision for loan and lease losses is charged to operations based on management’s periodic evaluation of these and other pertinent factors described in Note 1.

The following tables present the activity in the ALLL by portfolio segment for the years ended December 31, 2020 and 2019:

	December 31, 2020
		Real Estate				Consumer
	Commercial	Single-family	Multi-family	Commercial	Construction	Home Equity lines of credit	Other	Total
Beginning balance	$2,054	$948	$447	$2,604	$759	$265	$61	$7,138
Addition to (reduction in) provision for loan losses	2,005	745	20	6,580	1,495	15	55	10,915
Charge-offs	(648)	(425)	-	-	-	(21)	-	(1,094)
Recoveries	15	31	-	-	-	17	-	63
Ending balance	$3,426	$1,299	$467	$9,184	$2,254	$276	$116	$17,022

	December 31, 2019
		Real Estate				Consumer
	Commercial	Single-family	Multi-family	Commercial	Construction	Home Equity lines of credit	Other	Total
Beginning balance	$1,819	$1,061	$612	$2,274	$739	$410	$97	$7,012
Addition to (reduction in) provision for loan losses	235	(120)	(165)	225	20	(195)	-	-
Charge-offs	-	-	-	-	-	-	(36)	(36)
Recoveries	-	7	-	105	-	50	-	162
Ending balance	$2,054	$948	$447	$2,604	$759	$265	$61	$7,138

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following table presents the balance in the ALLL and the recorded investment in loans and leases by portfolio segment and based on impairment method as of December 31, 2020:

		Real Estate				Consumer
	Commercial	Single- family	Multi- family	Commercial	Construction	Home Equity lines of credit	Other	Total
ALLL:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$-	$-	$-	$23	$-	$-	$-	$23
Collectively evaluated for impairment	3,426	1,299	467	9,161	2,254	276	116	16,999
Total ending allowance balance	$3,426	$1,299	$467	$9,184	$2,254	$276	$116	$17,022

Loans:
Individually evaluated for impairment	$268	$104	$-	$2,718	$-	$-	$-	$3,090
Collectively evaluated for impairment	338,018	147,756	45,375	274,310	80,426	20,962	2,429	909,276
Total ending loan balance	$338,286	$147,860	$45,375	$277,028	$80,426	$20,962	$2,429	$912,366

The following table presents the balance in the ALLL and the recorded investment in loans and leases by portfolio segment and based on impairment method as of December 31, 2019:

		Real Estate				Consumer
	Commercial	Single- family	Multi- family	Commercial	Construction	Home Equity lines of credit	Other	Total
ALLL:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$1	$1	$-	$33	$-	$-	$-	$35
Collectively evaluated for impairment	2,053	947	447	2,571	759	265	61	7,103
Total ending allowance balance	$2,054	$948	$447	$2,604	$759	$265	$61	$7,138

Loans:
Individually evaluated for impairment	85	$107	$-	$4,420	$-	$-	$-	$4,612
Collectively evaluated for impairment	170,561	120,149	39,229	243,123	67,652	20,941	4,174	665,829
Total ending loan balance	$170,646	$120,256	$39,229	$247,543	$67,652	$20,941	$4,174	$670,441

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following table presents loans individually evaluated for impairment by class of loans as of and for the year ended December 31, 2020. The unpaid principal balance is the contractual principal balance outstanding. The recorded investment is the unpaid principal balance adjusted for partial charge-offs, purchase premiums and discounts, deferred loan fees and costs. Cash payments of interest on these loans during the twelve months ended December 31, 2020 totaled $159.

	Unpaid Principal Balance	Recorded Investment	ALLL Allocated	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Real estate:
Commercial:
Owner occupied	$-	$-	$-	$-	$-
Total with no allowance recorded	-	-	-	-	-

With an allowance recorded:
Commercial (1)	533	268	-	489	10
Real estate:
Single-family residential (1)	104	104	-	106	4
Commercial:
Non-owner occupied	2,718	2,718	23	2,728	150
Total with an allowance recorded	3,355	3,090	23	3,323	164
Total	$3,355	$3,090	$23	$3,323	$164

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

	Unpaid Principal Balance	Recorded Investment	ALLL Allocated	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Real estate:
Commercial:
Owner occupied	$-	$-	$-	$111	$6
Total with no allowance recorded	-	-	-	111	6

With an allowance recorded:
Commercial	85	85	1	92	-
Real estate:
Single-family residential	107	107	1	108	6
Commercial:
Non-owner occupied	4,420	4,420	33	4,194	154
Total with an allowance recorded	4,612	4,612	35	4,394	160
Total	$4,612	$4,612	$35	$4,505	$166

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following table presents the recorded investment in nonperforming loans by class of loans as of December 31, 2020 and 2019:

	2020	2019
Loans past due over 90 days still on accrual	$-	$-
Nonaccrual loans:
Commercial	190	85
Real estate:
Single-family residential	421	550
Commercial:
Non-owner occupied	-	1,689
Consumer:
Home equity lines of credit:
Originated for portfolio	12	36
Purchased for portfolio	72	79
Other consumer	-	-
Total nonaccrual	695	2,439
Total nonperforming loans	$695	$2,439

Nonaccrual loans include both single-family mortgage and consumer loans that are collectively evaluated for impairment and individually classified impaired loans. There were no loans 90 days or more past due and still accruing interest at December 31, 2020 or December 31, 2019.

The following table presents the aging of the recorded investment in past due loans and leases by class of loans as of December 31, 2020:

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Loans Not Past Due	Nonaccrual Loans Not > 90 days Past Due
Commercial	$-	$-	$-	$-	$338,286	$190
Real estate:
Single-family residential	1,747	-	315	2,062	145,798	106
Multi-family residential	-	-	-	-	45,375	-
Commercial:
Non-owner occupied	-	78	-	78	159,835	-
Owner occupied	-	-	-	-	90,049	-
Land	-	-	-	-	27,066	-
Construction	-	-	-	-	80,426	-
Consumer:
Home equity lines of credit:
Originated for portfolio	-	-	-	-	20,773	12
Purchased for portfolio	-	-	46	46	143	26
Other	-	-	-	-	2,429	-
Total	$1,747	$78	$361	$2,186	$910,180	$334

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following table presents the aging of the recorded investment in past due loans and leases by class of loans as of December 31, 2019:

	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Loans Not Past Due	Nonaccrual Loans Not > 90 days Past Due
Commercial	$-	$71	$-	$71	$170,575	$85
Real estate:
Single-family residential	2,453	261	426	3,140	117,116	124
Multi-family residential	-	-	-	-	39,229	-
Commercial:
Non-owner occupied	-	-	1,689	1,689	138,762	-
Owner occupied	-	-	-	-	81,871	-
Land	-	-	-	-	25,221	-
Construction	304	-	-	304	67,348	-
Consumer:
Home equity lines of credit:
Originated for portfolio	-	-	22	22	20,713	14
Purchased for portfolio	-	-	-	-	206	79
Other	-	-	-	-	4,174	-
Total	$2,757	$332	$2,137	$5,226	$665,215	$302

Short-term Loan Deferrals

Under the CARES Act, financial institutions are permitted to not classify loan modifications as TDRs that were related to the impact of COVID-19 if:

•	The modifications were made between March 1, 2020 and the earlier of December 31, 2020 or 60 days after the end of the public health emergency, and

•	The underlying loans were not more than 30 days past due as of December 31, 2019.

We implemented a loan modification program in accordance with the CARES Act to provide temporary relief to borrowers that meet the requirements under the CARES Act.  The program allows for deferral of payments for up to 90 days, which we may extend for up to an additional 90 days at our option.  The deferred payments and accrued interest during the deferral period are due and payable on or before the maturity of the loans.  At December 31, 2020, loans with an outstanding balance of approximately $528 were on temporary deferrals. Under the provisions of the CARES Act, none of these loans were considered a TDR at December 31, 2020.

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

As of December 31, 2020 and December 31, 2019, TDR’s totaled $3,090 and $2,923, respectively.  The Company allocated $23 and $22 of specific reserves to loans modified in TDRs as of December 31, 2020 and 2019, respectively. The Company had not committed to lend any additional amounts as of December 31, 2020 or 2019 to customers with outstanding loans that were classified as nonaccrual TDRs.

During the year ended December 31, 2020, one commercial loan in the amount of $190 was modified as a TDR, where concessions were granted to a borrower experiencing financial difficulties. There were no loans modified as a TDR during the year ended December 31, 2019.

The TDR described above resulted in a $264 charge off during the year ended December 31, 2020 and no charge-offs during the year ended December 31, 2019.

There were no TDR’s that went into payment default during the years ended December 31, 2020 and December 31, 2019.

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

Nonaccrual loans include loans that were modified and identified as TDRs and the loans are not performing.  At December 31, 2020 and 2019, nonaccrual TDRs were as follows:

	2020	2019
Commercial	$190	$85
Total	$190	$85

Nonaccrual loans at December 31, 2020 and 2019 did not include $2,900 and $2,838, respectively, of TDRs where customers had established a sustained period of repayment performance, generally six months, the loans were current according to their modified terms and repayment of the remaining contractual payments was expected.  These loans are included in total impaired loans.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The recorded investment in loans and leases by risk category and by class of loans as of December 31, 2020 and based on the most recent analysis performed follows.

	Not Rated	Pass	Special Mention	Substandard	Doubtful	Total
Commercial	$1	$337,110	$664	$321	$190	$338,286
Real estate:
Single-family residential	147,439	-	-	421	-	147,860
Multi-family residential	-	45,249	-	126	-	45,375
Commercial:
Non-owner occupied	57	150,084	7,054	2,718	-	159,913
Owner occupied	-	87,636	1,537	876	-	90,049
Land	-	27,066	-	-	-	27,066
Construction	-	80,247	179	-	-	80,426
Consumer:
Home equity lines of credit:
Originated for portfolio	20,746	-	-	27	-	20,773
Purchased for portfolio	118	-	-	71	-	189
Other	2,429	-	-	-	-	2,429
	$170,790	$727,392	$9,434	$4,560	$190	$912,366

The recorded investment in loans and leases by risk category and class of loans as of December 31, 2019 follows.  There were no loans rated doubtful at December 31, 2019.

	Not Rated	Pass	Special Mention	Substandard	Total
Commercial	$-	$168,617	$1,424	$605	$170,646
Real estate:
Single-family residential	119,707	-	-	549	120,256
Multi-family residential	-	39,081	-	148	39,229
Commercial:
Non-owner occupied	67	134,466	1,498	4,420	140,451
Owner occupied	-	79,773	2,098	-	81,871
Land	-	25,221	-	-	25,221
Construction	1,855	65,797	-	-	67,652
Consumer:
Home equity lines of credit:
Originated for portfolio	20,681	-	-	54	20,735
Purchased for portfolio	127	-	-	79	206
Other	4,174	-	-	-	4,174
	$146,611	$512,955	$5,020	$5,855	$670,441

Leases:

The following lists the components of the net investment in direct financing leases (1):

	December 31, 2020	December 31, 2019
Total minimum lease payments to be received	$4,459	$5,252
Less: unearned income	(326)	(473)
Net investment in direct financing leases	$4,133	$4,779

(1)	There were no initial direct costs associated with these leases

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following summarizes the future minimum lease payments receivable in subsequent fiscal years:

2021	793
2022	793
2023	1,563
2024	1,310
$4,459

NOTE 5 – FORECLOSED ASSETS

There were no foreclosed assets at December 31, 2020 and December 31, 2019.

There was no activity in the valuation allowance account or any write-downs during the years ended December 31, 2020 and 2019.

Expenses related to foreclosed assets include:

	2020	2019
Net loss (gain) on sales	$-	$(12)
Operating expenses, net of rental income	-	3
	$-	$(9)

Foreclosed asset expenses incurred during 2019 were related to maintenance expense to ready the property to sell.

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

Assets and liabilities measured at fair value on a recurring basis, including financial assets and liabilities for which the Company has elected the fair value option, are summarized below:

Fair Value Measurements at December 31, 2020 Using Significant Other Observable Inputs
(Level 2)
Financial Assets:
Securities available for sale:
Issued by U.S. government-sponsored entities and agencies:
U.S. Treasury	$8,636
Mortgage-backed securities - residential	65
Total securities available for sale	$8,701
Loans held for sale	$283,165
Yield maintenance provisions (embedded derivatives)	$1,944
Interest rate lock commitments	$18,101
Financial Liabilities:
Interest-rate swaps	$1,944
TBA mortgage-backed securities	$2,690

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

The Company had no assets or liabilities measured at fair value on a recurring basis that were measured using Level 1 or Level 3 inputs at December 31, 2020 or December 31, 2019.  There were no transfers of assets or liabilities measured at fair value between levels during 2020 or 2019.

Assets measured at fair value on a non-recurring basis are summarized below:

Fair Value Measurements at December 31, 2020 Using
Significant Unobservable Inputs (Level 3)

Impaired loans:
Commercial	$190
Total impaired loans	$190

Fair Value Measurements at December 31, 2019 Using
Significant Unobservable Inputs (Level 3)

Impaired loans:
Commercial	$84
Real Estate:
Single-family residential	106
Commercial:
Non-owner occupied	4,387
Total impaired loans	$4,577

The Company had no assets or liabilities measured at fair value on a non-recurring basis that were measured using Level 1 or 2 inputs at December 31, 2020 or December 31, 2019.

Impaired loans that are measured for impairment using the fair value of the collateral for collateral dependent loans, had a principal balance of $190, with a valuation allowance of $0 at December 31, 2020.  Impaired loans that are measured for impairment using the fair value of the collateral for collateral dependent loans, had a principal balance of $4,612 with a valuation allowance of $35 at December 31, 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The following table presents quantitative information about Level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at December 31, 2020:

	Fair Value	Valuation Technique(s)	Unobservable Inputs	(Range) Weighted Average
Impaired loans:
Commercial	$190	Comparable sales approach	Adjustment for differences between the stated value and net realizable value	65.00%

The following table presents quantitative information about Level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at December 31, 2019:

	Fair Value	Valuation Technique(s)	Unobservable Inputs	(Range) Weighted Average
Impaired loans:
Commercial	$84	Comparable sales approach	Adjustment for differences between the comparable market transactions	2.06%
Real estate:
Single -family residential	106	Comparable sales approach	Adjustment for differences between the comparable market transactions	3.61%
Commercial:
Non-owner occupied	4,387	Comparable sales approach	Adjustment for differences between the comparable market transactions	(-2.58%, 14.00%) 2.44%

Financial Instruments Recorded Using Fair Value Option:

The Company has elected the fair value option for loans held for sale.  These loans are intended for sale and the Company believes that the fair value is the best indicator of the resolution of these loans.  Loans originated as construction loans, that were subsequently transferred to held for sale, are carried at the lower of cost or market and are not included.  Interest income is recorded based on the contractual terms of the loan and in accordance with the Company’s policy on loans held for investment.  None of these loans were 90 days or more past due or on nonaccrual as of December 31, 2020 or December 31, 2019.

As of December 31, 2020 and December 31, 2019, the aggregate fair value, contractual balance and gain or loss of loans held for sale were as follows:

	December 31, 2020	December 31, 2019
Aggregate fair value	$283,165	$135,711
Contractual balance	274,401	133,993
Gain	8,764	1,718

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The total amount of gains and losses from changes in fair value included in earnings for the year ended December 31, 2020 and 2019 for loans held for sale were:

	2020	2019
Interest income	$6,231	$2,153
Interest expense	-	-
Change in fair value	7,046	1,341
Total change in fair value	$13,277	$3,494

The carrying amounts and estimated fair values of financial instruments at year-end were as follows:

	Fair Value Measurements at December 31, 2020 Using:
	Carrying
	Value	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$221,594	$221,594	$-	$-	$221,594
Interest-bearing deposits in other financial institutions	100	100	-	-	100
Securities available for sale	8,701	-	8,701	-	8,701
Equity securities	5,000	-	-	5,000	5,000
Loans held for sale	283,165	-	283,165	-	283,165
Loans and leases, net	895,344	-	-	905,030	905,030
FHLB and FRB stock	5,847	n/a	n/a	n/a	n/a
Accrued interest receivable	4,584	1	36	4,547	4,584
Yield maintenance provisions (embedded derivatives)	1,944	-	1,944	-	1,944
Interest rate lock commitments	18,101	-	18,101	-	18,101

Financial liabilities
Deposits	$(1,113,070)	$(554,650)	$(565,089)	$-	$(1,119,739)
FHLB advances and other debt	(214,426)	-	(215,531)	-	(215,531)
Advances by borrowers for taxes and insurance	(1,029)	-	-	(1,029)	(1,029)
Subordinated debentures	(14,844)	-	(16,325)	-	(16,325)
Accrued interest payable	(498)	-	(498)	-	(498)
Interest-rate swaps	(1,944)	-	(1,944)	-	(1,944)
TBA mortgage-backed securities	(2,690)	-	(2,690)	-	(2,690)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The carrying amounts and estimated fair values of financial instruments at December 31, 2019 were as follows:

	Fair Value Measurements at December 31, 2019 Using:
	Carrying
	Value	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$45,879	$45,879	$-	$-	$45,879
Interest-bearing deposits in other financial institutions	100	100	-	-	100
Securities available for sale	8,174	-	8,174	-	8,174
Loans held for sale	135,711	-	135,711	-	135,711
Loans and leases, net	663,303	-	-	664,152	664,152
FHLB stock	4,008	n/a	n/a	n/a	n/a
Accrued interest receivable	2,749	25	40	2,684	2,749
Yield maintenance provisions (embedded derivatives)	12	-	12	-	12
Interest rate lock commitments	3,104	-	3,104	-	3,104

Financial liabilities
Deposits	$(746,323)	$(382,173)	$(367,375)	$-	$(749,548)
FHLB advances and other debt	(29,017)	-	(29,669)	-	(29,669)
Advances by borrowers for taxes and insurance	(929)	-	-	(929)	(929)
Subordinated debentures	(14,806)	-	(15,940)	-	(15,940)
Accrued interest payable	(208)	-	(208)	-	(208)
Interest-rate swaps	(12)	-	(12)	-	(12)
TBA mortgage-backed securities	(350)	-	(350)	-	(350)

The methods and assumptions used to estimate fair value are described below.

Cash and Cash Equivalents and Interest-Bearing Deposits in Other Financial Institutions

The carrying amounts of cash and short-term instruments approximate fair values and are classified as Level 1.

Equity Securities

Equity securities without a readily determinable fair value are held at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.  For equity securities measured under the practicability exception under Accounting Standards Update (“ASU”) 2016-01, the Company performs a qualitative assessment for equity securities without readily determinable fair values considering impairment indicators to evaluate whether an impairment exists.  If an impairment exists, the Company will recognize a loss based on the difference between carrying value and fair value.  This method results in a Level 3 classification.

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

Off-Balance-Sheet Instruments

The fair value of off-balance-sheet items is not considered material.

NOTE 7 – LOAN SERVICING

Mortgage loans serviced for others are not reported as assets.  The principal balances of these loans at year-end were as follows:

	December 31, 2020	December 31, 2019
Mortgage loans serviced for Freddie Mac	$1,875	$2,649

Custodial escrow balances maintained in connection with serviced loans were $94 and $59 at year-end 2020 and 2019, respectively.

NOTE 8- PREMISES AND EQUIPMENT AND OPERATING LEASES

Year-end premises and equipment were as follows:

	December 31, 2020	December 31, 2019
Land and land improvements	$1,293	$1,293
Buildings	4,140	4,294
Furniture, fixtures and equipment	2,971	2,729
	8,404	8,316
Less: accumulated depreciation	(4,674)	(4,325)
	$3,730	$3,991

Depreciation expense for 2020 and 2019 totaled $381 and $316, respectively.

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

The calculated amounts of the ROU assets and lease liabilities are impacted by the length of the lease term and the discount rate used to present value the minimum lease payments. The Company’s lease agreements often include one or more options to renew at the Company’s discretion which were considered, as applicable, in the calculation of the ROU assets and lease liabilities.  If at lease inception, the Company considers the exercising of a renewal option to be reasonably certain, the Company will include the extended term in the calculation of the ROU asset and lease liability. Regarding the discount rate, Topic 842 requires the use of the rate implicit

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

in the lease whenever this rate is readily determinable. As this rate is not readily determinable in our operating leases, the Company utilizes its incremental borrowing rate at lease inception, on a collateralized basis, over a similar term.  At December 31, 2020, the weighted-average remaining lease term for the Company’s operating leases was 3.3 years and the weighted-average discount rate was 6.59%.

The Company’s operating lease costs were $393 and $404 for the years ended December 31, 2020 and December 31, 2019, respectively.  The variable lease costs totaled $244 and $231 for the years ended December 31, 2020 and December 31, 2019, respectively. As the Company elected not to separate lease and non-lease components for all classes of underlying assets and instead to account for them as a single lease component, the variable lease cost primarily represents variable payments such as common area maintenance and utilities.

Future minimum operating lease payments as of December 31, 2020 are as follows:

2021	$548
2022	536
2023	377
2024	250
Thereafter	-
Total future minimum rental commitments	1,711
Less - amounts representing interest	(179)
Total operating lease liabilities	$1,532

NOTE 9 – DEPOSITS

Time deposits of $100 or more were $461,401 and $294,452 at year-end 2020 and 2019, respectively.  Time deposits of $250 or more were $244,840 and $148,473 at year-end 2020 and 2019, respectively.

Scheduled maturities of time deposits for the next five years are as follows:

2021	$358,512
2022	143,458
2023	36,680
2024	19,671
2025	99
Thereafter	-
Total	$558,420

Brokered deposits at year-end 2020 and 2019 totaled $168,708 and $124,884, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 10 –FHLB ADVANCES AND OTHER DEBT

FHLB advances and other debt were as follows:

	Weighted
	Average Rate	December 31, 2020	December 31, 2019
FHLB fixed rate advances
Maturities:
2020		-	4,500
2021	1.63%	7,500	4,000
2022	1.16%	10,000	1,500
2023	0.92%	3,500	6,500
2024	1.90%	6,500	-
Total FHLB fixed rate advances		27,500	16,500

Fixed rate other debt:
FRB PPPLF advances	0.35%	107,413	-

Variable rate other debt:
Holding Company credit facility	4.00%	9,500	5,000
Warehouse facility	3.50%	70,013	7,517
Total variable rate other debt		79,513	12,517
Total		$214,426	$29,017

Each FHLB advance is payable at its maturity date, with a prepayment penalty if repaid before maturity.

The advances were collateralized as follows:

	December 31, 2020	December 31, 2019
Single-family mortgage loans	$87,076	$79,144
Multi-family mortgage loans	10,970	21,258
Commercial real estate loans (1-4 family)	5,750	6,639
Home equity lines of credit	2,838	5,028
Securities	1,017	3,074
Cash	3,300	3,300
Total	$110,951	$118,443

Based on the collateral pledged to the FHLB, CFBank was eligible to borrow up to a total of $81,409 from the FHLB at December 31, 2020.

Payments due on FHLB advances and other debt over the next five years are as follows:
December 31, 2020
2021	$78,013
2022	126,413
2023	3,500
2024	6,500
2025	-
$214,426

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

The Holding Company has a term loan in the original principal amount of $5,000 with an additional $10,000 revolving line-of-credit with a third-party bank.  The term loan requires quarterly principal payments of $125 plus accrued interest.  Any remaining principal is due and payable on the maturity date, which is December 23, 2022.  Loans under the credit facility bear interest at a rate equal to the Prime Rate plus 0.75%.  The purpose of the credit facility is to provide an additional source of liquidity for the Holding Company and to provide funds for the Holding Company to downstream as additional capital to CFBank to support growth.  As of December 31, 2020, the Company had an outstanding balance of $4,500 on the term loan and a $5,000 outstanding balance on the revolving line-of-credit.  At December 31, 2019, the term loan had an outstanding balance of $5,000 and no outstanding balance on the line of credit facility.

At December 31, 2020, CFBank had availability in unused lines of credit at two commercial banks in amounts of $50,000 and $15,000.  There were no outstanding borrowings on either line at December 31, 2020 and December 31, 2019.  Interest on any principal amounts outstanding from time to time under these lines accrues daily at a variable rate based on the commercial bank’s cost of funds and current market returns.

During the fourth quarter of 2019, CFBank entered into a $25,000 warehouse facility with a commercial bank.  The warehouse facility is used to periodically fund loans held for sale from the close (funding) date until they are sold in the secondary market.  Borrowings on the facility bear interest at the greater of 30 Day Libor plus 2.00% or 4.00% and are secured by the specific loans that were funded.  This warehouse facility had an no outstanding balance at December 31, 2020 and an outstanding balance of $7,517 at December 31,2019.

During the second quarter of 2020, CFBank entered into an additional $75,000 warehouse facility with a commercial bank.  The warehouse facility is used to periodically fund loans held for sale from the close (funding) date until they are sold in the secondary market.  Borrowings on the facility bear interest at the greater of (a) the 30-day LIBOR plus 1.75% or (b) 3.50% and are secured by the specific loans that were funded.  This warehouse facility had an outstanding balance of $70,013 at December 31, 2020, and no outstanding balance at December 31, 2019.

To support the effectiveness of the PPP, the Federal Reserve Board (the “FRB”) introduced the PPPLF to extend credit to financial institutions that made PPP loans, with the related PPP loans used as collateral on the borrowings.  The PPPLF borrowings have a fixed interest rate of 0.35% and a maturity equal to the maturity date of the related PPP loans, with the PPP loans maturing two years from the origination date of the PPP loan.  If a PPP loan pays off early, the corresponding PPPLF borrowing must be paid off as well.  At December 31, 2020, the Company’s PPP loans and related PPPLF funding had a weighted average life of approximately 1.2 years.  At December 31, 2020, the principal balance of PPPLF advances outstanding was $107,413.

Other than the PPPLF borrowing, there were no outstanding borrowings with the FRB at December 31, 2020.  There were no outstanding borrowings with the FRB at December 31, 2019.

Assets pledged as collateral with the FRB were as follows:

	2020	2019
Commercial loans	$39,914	$38,317
Commercial real estate loans	85,655	77,733
	$125,569	$116,050

Based on the collateral pledged, CFBank was eligible to borrow up to $81,508 from the FRB at year-end 2020.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

within the trust indenture.  There are no required principal payments on the subordinated debentures over the next five years.  The Holding Company has the option to defer interest payments on the subordinated debentures for a period not to exceed five consecutive years.

The subordinated debentures have a variable rate of interest, reset quarterly, equal to the three-month London Interbank Offered Rate plus 2.85%, which was 3.09% at year-end 2020 and 4.81% at year-end 2019.

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

The Notes initially bear interest at 7.00%, from and including December 20, 2018, to but excluding December 30, 2023, payable semi-annually in arrears on June 30 and December 30 of each year. From and including December 30, 2023, to but excluding December 30, 2028 or the earlier redemption of the notes, the interest rate will reset quarterly to an interest rate equal to the then current three-month LIBOR (but not less than zero) plus 4.14%, payable quarterly in arrears on March 30, June 30, September 30, and December 30 of each year.  The Holding Company may, at its option, redeem the notes beginning on December 30, 2023 and on any scheduled interest payment date thereafter.  After payment of approximately $388 of debt issuance costs, the Holding Company’s net proceeds were approximately $9,612.  At December 31, 2020, the balance of the subordinated notes, net of unamortized debt issuance costs, was $9,689.

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

The unfunded liability under the Pentegra DB Plan at June 30, 2020 totaled $104 and at June 30, 2019 was $110.  CFBank’s contributions for the plan years ending June 30, 2020 and June 30, 2019, totaled $29 and $59, respectively.  Contributions to the plan may vary from period to period due to the change in the plan's unfunded liability. The unfunded liability is primarily related to the change in plan assets and the change in plan liability from one year to the next.  The change in plan assets is based on contributions deposited, benefits paid and the actual rate of return earned on those assets.  The change in plan liability is based on demographic changes and changes in the interest rates used to determine plan liability.  In the event the actual rate of return earned on plan assets declines, the value of the plan assets will decline.  In the event the interest rates used to determine plan liability decrease, plan liability will increase.  The combined effect of each change determines the change in the unfunded liability and the change in the employer contributions.

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

Funded status (market value of plan assets divided by funding target) based on valuation reports as of July 1, 2020 and 2019 was 90.19% and 89.69%, respectively.

Total contributions made to the Pentegra DB Plan, as reported on Form 5500 of the Pentegra DB Plan, totaled $138,322 and $164,570 for the plan years ended June 30, 2019 and June 30, 2018, respectively.  CFBank’s contributions to the Pentegra DB Plan were not more than 5% of the total contributions to the Pentegra DB Plan.

401(k) Plan:

The Company sponsors a 401(k) plan that allows employee contributions up to the maximum amount allowable under federal tax regulations, which are currently matched in an amount equal to 50% of the first 6% of the compensation contributed.  Total expense for matching contributions for 2020 and 2019 was $293 and $188, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Salary Continuation Agreement:

In 2004, CFBank entered into a nonqualified salary continuation agreement with its former Chairman Emeritus.  Benefits provided under the plan are unfunded, and payments are made by CFBank.  Under the plan, CFBank pays him, or his beneficiary, a benefit of $25 annually for 20 years, beginning 6 months after his retirement date, which was February 28, 2008.  The expense related to this plan totaled $7 and $8 in 2020 and 2019, respectively. The accrual is included in accrued interest payable and other liabilities in the consolidated balance sheets and totaled $152 at year-end 2020 and $170 at year-end 2019.

Life Insurance Benefits:

CFBank has entered into agreements with certain employees, former employees and directors to provide life insurance benefits which are funded through life insurance policies purchased and owned by CFBank.  The expense related to these benefits totaled ($16) and ($12) in 2020 and 2019, respectively.  The accrual for CFBank’s obligation under these agreements is included in accrued interest payable and other liabilities in the consolidated balance sheets and totaled $154 at year-end 2020 and $171 at year-end 2019.

NOTE 13 – INCOME TAXES

Income tax expense was as follows:

	December 31, 2020	December 31, 2019
Current federal	$9,720	$2,627
Deferred federal (1)	(3,045)	(187)
Total	$6,675	$2,440

(1)	Includes tax benefit of operating loss carryforwards of $34 and $34 for the years ended December 31, 2020 and 2019, respectively.

Effective tax rates differ from the federal statutory rate of 21% for 2020 and 2019 applied to income before income taxes due to the following:

	December 31, 2020	December 31, 2019
Federal statutory rate times financial statement income	$7,619	$2,529
Effect of:
Stock compensation	(19)	(18)
Bank owned life insurance income	(30)	(30)
Historic tax credits	(807)	-
Low income housing tax credits	(106)	(59)
Other	18	18
	$6,675	$2,440
Effective tax rate	18%	20%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Year-end deferred tax assets and liabilities were due to the following:

	2020	2019
Deferred tax assets:
Allowance for loan and lease losses	$3,407	$1,170
Compensation related issues	1,815	433
Deferred loan fees	293	-
Nonaccrual interest	57	55
Net operating loss carry forward	398	432
Operating lease liabilities	322	412
	6,292	2,502
Deferred tax liabilities:
FHLB stock dividend	226	226
Deferred loan costs	-	7
Depreciation	15	73
Operating lease right-of-use assets	291	374
Unrealized mark-to-market gain	935	32
Other	2	4
Prepaid expenses	76	65
	1,545	781
Net deferred tax asset	$4,747	$1,721

At December 31, 2020, the Company had a deferred tax asset recorded of approximately $4,700.  At December 31, 2019, the Company had a deferred tax asset recorded of approximately $1,700.  At December 31, 2020 and December 31, 2019, the Company had no unrecognized tax benefits recorded.  The Company is subject to U.S. federal income tax and is no longer subject to federal examination for years prior to 2017.

Our deferred tax assets are composed of U.S. net operating losses (“NOLs”), and other temporary book to tax differences.  When determining the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded as a benefit, the Company conducts a regular assessment of all available information. This information includes, but is not limited to, taxable income in prior periods, projected future income and projected future reversals of deferred tax items.  Based on these criteria, the Company determined as of December 31, 2020 that no valuation allowance was required against the net deferred tax asset.

In 2012, a recapitalization program through the sale of $22,500 in common stock improved the capital levels of CFBank and provided working capital for the Holding Company.  The result of the change in stock ownership associated with the stock offering, however, was that the Company incurred an ownership change within the guidelines of Section 382 of the Internal Revenue Code of 1986.  At year-end 2020, the Company had net operating loss carryforwards of $22,416, which expire at various dates from 2024 to 2032.  As a result of the ownership change, the Company's ability to utilize carryforwards that arose before the 2012 stock offering closed is limited to $163 per year.  Due to this limitation, management determined it is more likely than not that $20,520 of net operating loss carryforwards will expire unutilized.  As required by accounting standards, the Company reduced the carrying value of deferred tax assets, and the corresponding valuation allowance, by the $6,977 tax effect of this lost realizability.

Federal income tax laws provided additional deductions, totaling $2,250, for thrift bad debt reserves established before 1988.  Accounting standards do not require a deferred tax liability to be recorded on this amount, which otherwise would have totaled $473 at year-end 2020.  However, if CFBank were wholly or partially liquidated or otherwise ceases to be a bank, or if tax laws were to change, this amount would have to be recaptured and a tax liability recorded.  Additionally, any distributions in excess of CFBank’s current or accumulated earnings and profits would reduce amounts allocated to its bad debt reserve and create a tax liability for CFBank.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 14 – RELATED-PARTY TRANSACTIONS

Loans to principal officers, directors and their affiliates during 2020 and 2019 were as follows:

	Year ended December 31,
	2020	2019
Beginning balance	$6,113	$3,672
New loans	4,193	3,062
Repayments	(29)	(621)
Ending balance	$10,277	$6,113

All loans to related parties were made by CFBank in the ordinary course of business under terms equivalent to those prevailing in the market for arm’s length transactions at the time of origination.

Deposits from principal officers, directors, and their affiliates totaled $3,844  and $976 at year-end 2020 and 2019, respectively.

NOTE 15 – STOCK-BASED COMPENSATION

The Company has  two stock-based compensation plans (collectively, the “Plans”), as described below, under which awards are outstanding or may be granted in the future.  Total compensation cost that has been charged against income for those Plans totaled $711 and $527 for 2020 and 2019, respectively.  The total income tax benefit was $149 and $111 for 2020 and 2019, respectively.

Both Plans are stockholder-approved and authorize stock option grants and restricted stock awards to be made to directors, officers and employees.  The 2009 Equity Compensation Plan (the “2009 Plan”), which was approved by stockholders on May 21, 2009, replaced the Company’s 2003 equity compensation plan (the “2003 Plan”) and provided for 36,363 shares, plus any remaining shares available to grant or that are later forfeited or expire under the 2003 Plan, to be made available to be issued as stock option grants, stock appreciation rights or restricted stock awards.  On May 16, 2013, the Company’s stockholders approved the First Amendment to the 2009 Plan to increase the number of shares of common stock reserved for stock option grants and restricted stock awards thereunder to 272,727.  The 2019 Equity Incentive Plan (the “2019 Plan”), which was approved by stockholders on May 29, 2019, authorizes up to 300,000 shares (plus any shares that are subject to grants under the 2009 Plan and that are later forfeited or expire), to be awarded as stock option grants, stock appreciation rights, restricted stock awards or restricted stock units.

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

There were no stock options granted during the years ended December 31, 2020 and December 31, 2019.  There were 4,545 options exercised during the year ended December 31, 2020 and no options exercised during the year ended December 31, 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

A summary of stock option activity in the Plans for 2020 follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Intrinsic Value
Outstanding at beginning of year	95,438	$7.64
Exercised	(4,545)	7.98
Expired	(437)	17.33
Cancelled or forfeited	(14)	17.33
Outstanding at end of period	90,442	$7.57	2.4	$915

Exercisable at end of period	90,442	$7.57	2.4	$915

During the year ended December 31, 2020, stock options to purchase a total of 451 common shares were canceled, forfeited or expired.  Stock options to purchase a total of 941 common shares were cancelled, forfeited or expired during the year ended December 31, 2019.   Expense associated with unvested forfeited shares is reversed.  As of December 31, 2020 and 2019, all stock options granted under the Plans were vested.

Restricted Stock Awards:

The Plans also permit the grant of restricted stock awards to directors, officers and employees. Compensation is recognized over the vesting period of the awards based on the fair value of the stock at grant date.  The fair value of the stock is determined using the closing share price on the date of grant and shares generally have vesting periods of one to three years.  There were 19,660 shares of restricted stock granted in 2020 and 73,738 shares of restricted stock granted in 2019.

A summary of changes in the Company’s nonvested restricted shares for the year follows:

Nonvested Shares	Shares	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2020	102,916	$13.11
Granted	19,660	10.02
Vested	(55,877)	13.18
Forfeited	(6,897)	12.35
Nonvested at December 31, 2020	59,802	$12.12

As of December 31, 2020 and 2019, the unrecognized compensation cost related to nonvested shares granted under the Plans was $623 and $1,221, respectively.

There were 55,877 shares that vested during the year ended December 31, 2020 and 36,288 shares that vested during the year ended December 31, 2019.  There were 6,897 and 3,858 shares of restricted stock forfeited during the years ended December 31, 2020 and December 31, 2019, respectively.

The 2009 Plan terminated in accordance with its terms on March 19, 2019 and, as a result, no further awards may be granted under the 2009 Plan.  There were 251,014 shares remaining available for awards of stock option grants, stock appreciation rights, restricted stock awards or restricted stock units under the 2019 Plan at December 31, 2020.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

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

Each share of Series C Preferred Stock was convertible either (i) automatically into 100 shares of the Company’s non-voting common stock, par value $0.01 per share (which is also convertible into Common Stock) (the “Non-Voting Common Stock”), effective as of the close of business on the date that the Company obtained stockholder approval for, and filed, a Certificate of Amendment to the Company’s Certificate of Incorporation to authorize such class of Non-Voting Common Stock; or (ii) unless previously converted into shares of Non-Voting Common Stock, into 100 shares of the Company’s common stock upon transfer of such shares of Series C Preferred Stock to a non-affiliate of the holder in specified permitted transactions.

On March 30, 2020, the Company entered into an Exchange Agreement providing for the exchange of 27,000 of the shares of common stock purchased in the private placement for 270 additional shares of Series C Preferred Stock (at the Series C Preferred Stock’s current conversion ratio of 100 shares of common stock for each share of Series C Preferred Stock).  The exchange of common stock for Series C Preferred Stock was effected in order to accommodate and facilitate the Company’s stock repurchase program announced on March 13, 2020.  The exchange resulted in an increase in the number of outstanding shares of Series C Preferred Stock from 12,337 to 12,607.

Conversion of Series C Preferred Stock to Non-Voting Common Stock:

On May 27, 2020, an amendment to the Company’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”), to authorize a separate class of Non-Voting Common Stock was approved by the stockholders of the Company at the Company’s 2020 annual meeting of stockholders.  On May 28, 2020, the Company filed with the Delaware Secretary of State a Certificate of Amendment to the Company’s Certificate of Incorporation to authorize 1,260,700 shares of Non-Voting Common Stock. Effective as of the close of business on May 28, 2020, all 1,260,700 authorized shares of Non-Voting Common Stock were issued upon conversion of the 12,607 outstanding shares of the Company’s Series C Preferred Stock. Pursuant to the terms of the Series C Preferred Stock, each outstanding share of Series C Preferred Stock converted automatically into 100 shares of Non-Voting Common Stock at such time.

NOTE 17 – COMMON STOCK WARRANTS

Series B Preferred Stock – Warrants:

For each share of Series B Preferred Stock issued by the Company in the 2014 Private Placement, the Company also issued, at no additional charge, a Warrant to purchase shares of common stock of the Company.  Warrants to purchase an aggregate of 1,152,125 shares of common stock (or 209,477 shares on a post-reverse-split basis) were issued by the Company to the purchasers of the 480,000 shares of Series B Preferred Stock sold in the Private Placement.  The Warrants were exercisable for a period of approximately five (5) years expiring on July 15, 2019, at an exercise price of $10.18 (on a post-reverse-split basis) per share of common stock.  As of December 31, 2020 and December 31, 2019, there were no outstanding warrants as all of the unexercised warrants expired on July 15, 2019.

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

The following tables present actual and required capital ratios as of December 31, 2020 and December 31, 2019 for CFBank under the Basel III Capital Rules.  Capital levels required to be considered well capitalized are based upon prompt corrective action regulations, as amended to reflect the changes under the Basel III Capital Rules.

	Actual		Minimum Capital Required-Basel III Fully Phased-In		To Be Well Capitalized Under Applicable Regulatory Capital Standards
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2020
Total Capital to risk weighted assets	$136,683	14.31%	$100,298	10.50%	$95,522	10.00%
Tier 1 (Core) Capital to risk weighted assets	124,678	13.05%	81,194	8.50%	76,418	8.00%
Common equity tier 1 capital to risk-weighted assets	124,678	13.05%	66,866	7.00%	62,089	6.50%
Tier 1 (Core) Capital to adjusted total assets (Leverage ratio)	124,678	9.74%	51,187	4.00%	63,984	5.00%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

	Actual		Minimum Capital Required-Basel III Fully Phased-In		To Be Well Capitalized Under Applicable Regulatory Capital Standards
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2019
Total Capital to risk weighted assets	$95,164	12.96%	$77,097	10.50%	$73,425	10.00%
Tier 1 (Core) Capital to risk weighted assets	87,857	11.97%	62,412	8.50%	58,740	8.00%
Common equity tier 1 capital to risk-weighted assets	87,857	11.97%	51,398	7.00%	47,726	6.50%
Tier 1 (Core) Capital to adjusted total assets (Leverage ratio)	87,857	10.58%	33,221	4.00%	41,526	5.00%

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

Dividend Restrictions:

Banking regulations require us to maintain certain capital levels and may limit the dividends paid by CFBank to the Holding Company or by the Holding Company to stockholders.  The ability of the Holding Company to pay dividends on its stock is dependent upon the amount of cash and liquidity available at the Holding Company level, as well as the receipt of dividends and other distributions from CFBank to the extent necessary to fund such dividends.  The Holding Company is a legal entity that is separate and distinct from CFBank, which has no obligation to make any dividends or other funds available for the payment of dividends by the Holding Company.  The Holding Company also is subject to various legal and regulatory policies and guidelines impacting the Holding Company’s ability to pay dividends on its stock.  In addition, the Holding Company’s ability to pay dividends on its stock is conditioned upon the payment, on a current basis, of quarterly interest payments on the subordinated debentures underlying the Company’s trust preferred securities.  Finally, under the terms of the Holding Company’s fixed-to-floating rate subordinated debt, the Holding Company’s ability to pay dividends on its stock is conditioned upon the Holding Company continuing to make required principal and interest payments, and not incurring an event of default, with respect to the subordinated debt.

Additionally, CFBank does not intend to make distributions to the Holding Company that would result in a recapture of any portion of its thrift bad debt reserve as discussed in Note 13-Income Taxes.

NOTE 19 – DERIVATIVE INSTRUMENTS

Interest-rate swaps:

CFBank utilizes interest-rate swaps as part of its asset liability management strategy to help manage its interest rate risk position and does not use derivatives for trading purposes.  The notional amount of the interest-rate swaps does not represent amounts exchanged by the parties.  The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest-rate swap agreements.  CFBank was party to interest-rate swaps with a combined notional amount of $46,474 at December 31, 2020 and $12,039 at December 31, 2019.

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

The counterparty to CFBank’s interest-rate swaps is exposed to credit risk whenever the interest-rate swaps are in a liability position.  At December 31, 2020, CFBank had $2,392 in securities and cash pledged as collateral for these derivatives. Should the liability increase beyond the collateral value, CFBank may be required to pledge additional collateral.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Additionally, CFBank’s interest-rate swap instruments contain provisions that require CFBank to remain well capitalized under regulatory capital standards and to comply with certain other regulatory requirements.  The interest-rate swaps may be called by the counterparty if CFBank fails to maintain well-capitalized status under regulatory capital standards or becomes subject to certain adverse regulatory events such as a regulatory cease and desist order.  As of December 31, 2020, CFBank was well-capitalized under regulatory capital standards and was not subject to any adverse regulatory events specified in CFBank’s interest-rate swap instruments.

Summary information about the derivative instruments is as follows:

	2020	2019
Notional amount	$46,474	$12,039
Weighted average pay rate on interest-rate swaps	4.19%	4.66%
Weighted average receive rate on interest-rate swaps	3.08%	4.63%
Weighted average maturity (years)	7.4	7.3
Fair value of interest-rate swaps	$(1,944)	$(12)
Fair value of yield maintenance provisions	$1,944	$12

As of December 31, 2020, CFBank had minimum collateral posting thresholds with certain of its interest-rate swap counterparties and has posted cash collateral of $2,392.

The fair value of the yield maintenance provisions and interest-rate swaps is recorded in other assets and other liabilities, respectively, in the consolidated balance sheet.  Changes in the fair value of the yield maintenance provisions and interest-rate swaps are reported currently in earnings, as other noninterest income in the consolidated statements of income.  There were no net gains or losses recognized in earnings related to yield maintenance provisions and interest-rate swaps in 2020 or 2019.

Mortgage banking derivatives:

Commitments to fund certain mortgage loans (interest rate locks) to be sold into the secondary market are considered derivatives.  These mortgage banking derivatives are not designated in hedge relationships.  The Company had approximately $1,048,613 and $297,454 of interest rate lock commitments related to residential mortgage loans at December 31, 2020 and December 31, 2019, respectively.  The fair value of these mortgage banking derivatives was reflected by a derivative asset of $18,100 and $3,104 at December 31, 2020 and December 31, 2019, respectively, which was included in other assets in the consolidated balance sheet. Fair values were estimated based on anticipated gains on the sale of the underlying loans. Changes in the fair values of these mortgage banking derivatives are included in net gains on sales of loans.

Mortgage banking activities include two types of commitments: rate lock commitments and forward loan commitments. Rate lock commitments are loans in our pipeline that have an interest rate locked with the customer. The commitments are generally for periods of 30-60 days and are at market rates. In order to mitigate the effect of the interest rate risk inherent in providing rate lock commitments, we economically hedge our commitments by entering into either a forward loan sales contract under best efforts or a trade of “to be announced (TBA)” mortgage-backed securities (“notional securities”) for mandatory delivery. The Company had approximately $506,750 and $225,500 of TBA mortgage-backed securities at December 31, 2020 and December 31, 2019, respectively.  The fair value of these TBA mortgage-backed securities was ($2,690) and ($350) at December 31, 2020 and December 31, 2019, respectively, which is included in other liabilities on the consolidated balance sheet.  The changes in fair value related to movements in market rates of the rate lock commitments and the forward loan sales contracts and notional securities generally move in opposite directions, and the net impact of changes in these valuations on net income during the loan commitment period is generally inconsequential. The Company has not formally designated these derivatives as a qualifying hedge relationship and, accordingly, accounts for such forward contracts as freestanding derivatives with changes in fair value recorded to earnings each period.

The following table reflects the amount and market value of mortgage banking derivatives included in the consolidated balance sheet as of the period end:

	December 31, 2020		December 31, 2019
	Notional Amount	Fair Value	Notional Amount	Fair Value
Assets (Liabilities):
Interest rate commitments	$1,048,613	$18,100	$297,454	$3,104
TBA mortgage-back securities	506,750	(2,690)	225,500	(350)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

As of December 31, 2020, CFBank had minimum collateral posting thresholds with certain of its derivative counterparties and has posted cash collateral of $4,847.

The following table represents the notional amount of loans sold during the years ended December 31, 2020 and 2019:

	2020	2019
Notional amount of loans sold	$2,229,042	$411,257

The following table represents the revenue recognized on mortgage activities for the years ended December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
Gain on loans sold	61,146	9,603
Gain (loss) from change in fair value of loans held-for-sale	7,046	1,341
Gain (loss) from change in fair value of derivatives	(9,895)	(490)
	$58,297	$10,454

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

The contractual amounts of financial instruments with off-balance-sheet risk at year end were as follows:

	2020		2019
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans	$1,072,963	$31,239	$314,705	$43,979
Unused lines of credit	$20,395	$65,788	$10,678	$55,684
Standby letters of credit	$3,997	$-	$1,415	$-

Commitments to make loans are generally made for periods of 60 days or less, except for construction loan commitments, which are typically for a period of one year, and loans under a specific drawdown schedule, which are based on the individual contracts.  The fixed-rate loan commitments had interest rates ranging from 2.00% to 6.50% and maturities ranging from 1 months to 30 years at December 31, 2020. The fixed-rate loan commitments had interest rates ranging from 2.00% to 8.75% and maturities ranging from 3 months to 30 years at December 31, 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 21 – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of CF Bankshares Inc. follows:

	2020	2019
Assets
Cash and cash equivalents	$1,785	$10,037
Equity securities	5,000	-
Investment in banking subsidiary	125,172	88,317
Investment in and advances to other subsidiary	241	238
Other assets	2,533	2,045
Total assets	$134,731	$100,637

Liabilities and Equity
Subordinated debentures	$14,844	$14,806
Other borrowings	9,500	5,000
Accrued expenses and other liabilities	177	167
Stockholders' equity	110,210	80,664
Total liabilities and stockholders' equity	$134,731	$100,637

	2020	2019

Interest income	$-	$-
Other income	178	70
Interest expense	1,209	1,353
Other expense	830	758
Loss before income tax and before undistributed subsidiary income	(1,861)	(2,041)
Tax effect	390	427
Loss after income tax and before undistributed subsidiary income	(1,471)	(1,614)
Equity in undistributed subsidiary income	31,079	11,215
Net income	$29,608	$9,601
Comprehensive income	$29,676	$9,702

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

	2020	2019
Cash flows from operating activities
Net Income	$29,608	$9,601
Adjustments:
Effect of subsidiaries' operations	(31,079)	(11,215)
Amortization, net	38	39
Change in other assets and other liabilities	(480)	(939)
Net cash used by operating activities	(1,913)	(2,514)

Cash flows from investing activities
Investments in banking subsidiary	(5,000)	(14,000)
Purchase of equity securities	(5,000)	-
Net cash used by investing activities	(10,000)	(14,000)

Cash flows from financing activities
Proceeds from other borrowings	15,000	4,000
Repayments of other borrowings	(10,500)	(5,000)
Net proceeds from the issuance of preferred stock private placement	-	14,000
Net proceeds from the issuance of common stock private placement	-	9,641
Proceeds from exercise of stock options	36	-
Acquisition of treasury shares surrendered upon vesting of restricted stock for payment of taxes	(32)	(23)
Purchase of treasury shares	(648)	-
Exercise of warrants to common stock	-	1,258
Dividends paid	(195)	-
Net cash from financing activities	3,661	23,876
Net change in cash and cash equivalents	(8,252)	7,362
Beginning cash and cash equivalents	10,037	2,675
Ending cash and cash equivalents	$1,785	$10,037

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

	December 31, 2020	December 31, 2019
Basic
Net income	$29,608	$9,601
Accretion of discount and value of warrants exercised related to Series B preferred stock (1)	-	219
Earnings allocated to participating securities (Series C preferred stock) (2)	(2,280)	(430)
Net income allocated to common stockholders	$27,328	$9,390

Weighted average common shares outstanding including unvested share-based payment awards	6,072,829	4,582,997
Less: Unvested share-based payment awards-2019 Plan	(43,732)	(1,532)
Average shares	6,029,097	4,581,465
Basic earnings per common share	$4.53	$2.05

Diluted
Net earnings allocated to common stockholders	$27,328	$9,390
Add back: Preferred Dividends on Series B stock and accretion of discount	-	-
Net earnings allocated to common stockholders	$27,328	$9,390

Weighted average common shares outstanding for basic earnings per common share	6,029,097	4,581,465
Add: Dilutive effects of assumed exercises of stock options	34,158	38,620
Add: Dilutive effects of assumed exercises of stock warrants	-	6,947
Add: Dilutive effects of unvested share-based payment awards-2019 Plan	43,732	1,532
Average shares and dilutive potential common shares	6,106,987	4,628,564
Diluted earnings per common share	$4.47	$2.03

(1)	All outstanding warrants expired on July 15, 2019.
(2)

All 12,607 outstanding shares of Series C preferred stock were converted into a total of 1,260,700 shares of the Company’s Non-Voting Common Stock effective as of the close of business on May 28, 2020.

The following securities were anti-dilutive and not considered in computing diluted earnings per common share.

	2020	2019
Stock options	331	463

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

NOTE 24 - ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table summarizes the changes within each classification of accumulated other comprehensive income, net of tax, for the years ended December 31, 2020 and December 31, 2019 and summarizes the significant amounts reclassified out of each component of accumulated other comprehensive income:

Changes in Accumulated Other Comprehensive Income by Component
For the Year Ended December 31, 2020 and 2019 (1)

	Unrealized Gains and Losses on Available-for-Sale Securities

	2020	2019
Accumulated other comprehensive gain/(loss), beginning of period	$28	$(73)
Other comprehensive gain before reclassifications	68	101
Less amount reclassified from accumulated other comprehensive loss (2)	-	-
Net current-period other comprehensive income	68	101
Accumulated other comprehensive income, end of period	$96	$28

(1)	All amounts are net of tax. Amounts in parentheses indicate a reduction of other comprehensive income.
(2)	There were no amounts reclassified out of other comprehensive income for years ended December 31, 2020 and December 31, 2019.

NOTE 25- SUBSEQUENT EVENTS

On December 29, 2020, CFBank entered into a Branch Purchase and Assumption Agreement (the “P&A Agreement”) with Consumers National Bank (“Consumers”) pursuant to which Consumers will acquire the two branches of CFBank in Columbiana County, Ohio – CFBank’s drive-up branch location in Wellsville, Ohio and CFBank’s branch location in Calcutta, Ohio (the “Branches”).

The P&A Agreement provides for the sale and transfer by CFBank to Consumers of the land, buildings and other associated assets of the Branches; approximately $100 million in deposits attributable to the Branches; $15 million in aggregate principal amount of subordinated debt securities issued by unrelated financial institutions and held in CFBank’s portfolio; all performing loans attributable to the Branches which are outstanding at closing (totaling approximately $3.1 million in aggregate principal amount as of November 30, 2020); and up to $13.5 million in aggregate principal amount of single family residential mortgage loans and home equity lines of credit to be identified by the parties prior to the closing principally from CFBank’s Northeast Ohio loan portfolio.  In exchange, Consumers will pay to CFBank the net book value of the land, building and associated assets of the Branches, a deposit premium equal to 1.75% of the average daily deposits of the Branches for the 30 days preceding the closing, and the par value of the subordinated debt securities and loans acquired by Consumers.  The determination of the actual amount of deposit liabilities and the identification of the actual loans to be sold to Consumers is still being finalized.

The closing of the transactions contemplated by the P&A Agreement is subject to regulatory approval and satisfaction of other customary closing conditions.  The parties expect the closing of the transactions to occur in the third calendar quarter of 2021.

On January 28, 2021,  the Board of Directors of the Company authorized a new stock repurchase program pursuant to which the Company may repurchase up to 250,000 of the Company’s outstanding common stock on or before February 27, 2022.  Under the stock repurchase program, the Company may purchase shares of its common stock from time to time through various means, including open market transactions and privately negotiated transactions.  Open market repurchases will be made in accordance with applicable securities laws and regulations, including Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and may be effected pursuant to Rule 10b5-1 under the Exchange Act.  The manner, timing and amount of any stock repurchases will be determined by the Company’s management in its discretion based on its evaluation of various factors, including the trading price of the Company’s common stock, market and economic conditions, regulatory requirements and other corporate considerations.  The repurchase program may be suspended or discontinued at any time.

CF Bankshares Inc. and CFBank	CF Bankshares Inc. Officers
Board of Directors
Timothy T. O’Dell
Robert E. Hoeweler	President and Chief Executive Officer
Chief Executive Officer, Hoeweler Holdings
Chairman of the Board, CF Bankshares Inc. and CFBank	Kevin J. Beerman
Senior Vice President and Senior Financial Officer
Thomas P. Ash
Retired, formerly Director of Governmental Relations	Barbara Pyke
Buckeye Association of School Administrators	Corporate Secretary

Edward W. Cochran	CFBank Executive Officers
Attorney
Timothy T. O’Dell
James H. Frauenberg II	President and Chief Executive Officer
Principal Owner,
Addison Holdings LLC,	Kevin J. Beerman
Senior Vice President and Senior Financial Officer
John T. Pietrzak
Managing Principal	Bradley J. Ringwald
Castle Creek Capital	Chief Commercial Banking Officer

David L. Royer
Executive Vice President of Development,
Continental Real Estate Companies

Timothy T. O’Dell
President and Chief Executive Officer,
CF Bankshares Inc. and CFBank

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

*** Loan production office

Corporate Data

Annual Report

A COPY OF THE ANNUAL REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE WITHOUT CHARGE UPON WRITTEN REQUEST TO:

Kevin J. Beerman

Senior Vice President and Senior Financial Officer

CF Bankshares Inc.

7000 North High Street

Worthington, Ohio 43085

Phone: 614-505-5770

Fax: 614-505-5761

Email: Kevinbeerman@cfbankmail.com

Annual Meeting

The Annual Meeting of Shareholders of CF Bankshares Inc. will be held “virtually” through a live webcast at 10:00 a.m., local time, on Wednesday, June 2, 2021.

Shareholder Services

Computershare, Inc. serves as transfer agent for CF Bankshares Inc. shares. Communications regarding change of address, transfer of shares or lost certificates should be sent to:

Computershare, Inc.

250 Royall Street

Canton, MA 02021

Phone: 1-800-368-5948